Form 20-F
period 2002-12-31
RADCOM LTD
filed 2003-05-12
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-29452

RADCOM Ltd.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.05 par value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

10,492,050 Ordinary Shares, NIS 0.05 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes☒	No☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17☐	Item 18☒

INTRODUCTION

        RADCOM Ltd. develops, manufactures, markets and supports innovative, high-performance internetworking test and analysis equipment and quality management for data communications and telecommunications networks. We were incorporated in 1985 under the laws of the State of Israel and commenced operations in 1991.

        Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3–Key Information–Risk Factors” and elsewhere in this annual report.

        We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        As used in this annual report, the terms “we,” “us,” “our,” and “RADCOM” mean RADCOM Ltd. and its subsidiaries, unless otherwise indicated.

        PrismLite™, Omni-Q™ and Wirespeed™ are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

TABLE OF CONTENTS

Page

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3	KEY INFORMATION	1
A	SELECTED FINANCIAL DATA	1
B	CAPITALIZATION AND INDEBTEDNESS	2
C	REASONS FOR THE OFFER AND USE OF PROCEEDS	2
D	RISK FACTORS	2
ITEM 4	INFORMATION ON THE COMPANY	13
A	HISTORY AND DEVELOPMENT OF THE COMPANY	13
B	BUSINESS OVERVIEW	13
C	ORGANIZATIONAL STRUCTURE	23
D	PROPERTY, PLANTS AND EQUIPMENT	24

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
A	RESULTS OF OPERATIONS	26
B	LIQUIDITY AND CAPITAL RESOURCES	29
C	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	35
D	TREND INFORMATION	35
ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A	DIRECTORS AND SENIOR MANAGEMENT	36
B	COMPENSATION	38
C	BOARD PRACTICES	39
D	EMPLOYEES	42
E	SHARE OWNERSHIP	42
ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
A	MAJOR SHAREHOLDERS	44
B	RELATED PARTY TRANSACTIONS	45
C	INTERESTS OF EXPERTS AND COUNSEL	46
ITEM 8	FINANCIAL INFORMATION	47
A	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	47
B	SIGNIFICANT CHANGES	47

i

TABLE OF CONTENTS
(continued)

page

ITEM 9	THE OFFER AND LISTING	48
A	OFFER AND LISTING DETAILS	48
B	PLAN OF DISTRIBUTION	48
C	MARKETS	48
D	SELLING SHAREHOLDERS	48
E	DILUTION	49
F	EXPENSES OF THE ISSUE	49
ITEM 10	ADDITIONAL INFORMATION	50
A	SHARE CAPITAL	50
B	MEMORANDUM AND ARTICLES OF ASSOCIATION	50
C	MATERIAL CONTRACTS	56
D	EXCHANGE CONTROLS	56
E	TAXATION	56
F	DIVIDENDS AND PAYING AGENTS	67
G	STATEMENTS BY EXPERTS	67
H	DOCUMENTS ON DISPLAY	67
I	SUBSIDIARY INFORMATION	68
ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	68
ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	68

PART II		69

ITEM 13	DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES	69
ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	69
ITEM 15	CONTROLS AND PROCEDURES	69
ITEM 16	[RESERVED]	69

PART III		70

ITEM 17	FINANCIAL STATEMENTS	70
ITEM 18	FINANCIAL STATEMENTS	70
ITEM 19	EXHIBITS	70

ii

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

          Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.     KEY INFORMATION

          A.          SELECTED FINANCIAL DATA

          We have derived the following selected consolidated financial data as of December 31, 2001 and 2002 and for each of the years ended December 31,  2000, 2001, and 2002 from our consolidated financial statements and notes included in this annual report.  The selected consolidated financial data as of December 31, 1998, 1999, and 2000 and for the years ended as of December 31, 1998 and 1999 have been derived from audited consolidated financial statements not included in this annual report.  Beginning with the fourth quarter of 2000, our financial results were reported according to U.S. Generally Accepted Accounting Principles (GAAP).  For comparison purposes, all previous-period information has been restated according to U.S. GAAP.  Based on U.S. GAAP guidelines, beginning with the year 2001 we have reclassified royalties paid to the Israeli Ministry of Industry and Trade, Office of the Chief Scientist of the State of Israel, and have begun reporting them as “Cost of sales” rather than as “Sales and marketing, net”.  For comparison purposes, all previous-period information has been restated.

          You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,

	In Thousands of U.S. dollars (except weighted average number of ordinary shares and diluted earnings (loss) per ordinary share)

	1998	1999	2000	2001	2002

Statement of Operations Data:
Sales	19,121	24,723	30,583	18,676	14,591
Cost of sales	6,276	7,418	10,095	8,811	5,047

Gross profit	12,845	17,305	20,488	9,865	9,544

Operating expenses:
Research and development, gross	5,107	6,521	9,693	9,380	6,481
Less royalty bearing participation	1,957	2,496	2,622	1,976	2,328

Research and development, net	3,150	4,025	7,071	7,404	4,153

Sales and marketing, net	9,192	11,956	15,393	11,513	8,306

General and administrative	1,444	1,806	2,102	2,437	2,018

Total operating expenses	13,786	17,787	24,566	21,354	14,477

Operating loss	(941)	(482)	(4,078)	(11,489)	(4,933)

Financing income, net	1,272	848	1,051	41	217
Taxes on income	-	-	-	-	-

Net (loss) income for the year	331	366	(3,027)	(11,448)	(4,716)

Basic earnings (loss) per ordinary share	$0.03	$0.04	$(0.29)	$(1.09)	$(0.45)

Weighted average number of ordinary shares used to compute basic earnings (loss) per ordinary share	9,932,456	10,005,550	10,337,275	10,511,789	10,492,050

Diluted earnings (loss) per ordinary share	$0.03	$0.04	$(0.29)	$(1.09)	$(0.45)

Weighted average number of ordinary shares used to compute diluted earnings (loss) per ordinary share	10,031,641	10,379,274	10,337,275	10,511,789	10,492,050

Balance Sheet Data:
Working capital	$25,625	$26,595	$24,608	$14,444	$10,707
Total assets	37,984	37,280	38,078	24,306	19,429
Short-term credits, including current maturities of long-term debt	3,583	629	20	-	-
Shareholders’ equity	$28,865	$29,807	$28,050	$16,926	$12,344

          B.          CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

          C.          REASONS FOR THE OFFER AND USE OF PROCEEDS

          Not applicable.

          D.          RISK FACTORS

          Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others.  If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline.  We cannot assure you that we will successfully address any of these risks.

Risks Related to our Business and our Industry

We incurred losses for the years ended December 31, 2000, 2001 and 2002, and we may incur losses again in the future.

          In each of the fiscal years ended December 31,  2000, 2001 and  2002, we incurred losses of approximately $3.0 million, $11.4 million and $4.7 million, respectively.  In addition, on April 28, 2003, we reported a net loss of approximately $3.2 million for the quarter ended March 31, 2003, due to a significant decrease in our sales and a write-off of inventories.  We may continue to incur losses in the future, which could materially affect our cash and adversely affect the value and market price of our shares.

We may need to raise financing in the future.  If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

          As a result of the net losses during the quarter ended March 31, 2003, we used approximately $1.8 million in cash during that period.  We continue to study our operations with the objective of aligning our business and cost structure with the changing marketplace.  If our revenues in future periods do not increase from the level we experienced in the quarter ended March 31, 2003, we would consider cost reduction measures.  In addition, we may need to raise additional debt or equity capital to meet our working capital needs in the future.  We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us.  If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.  This may cause our stock price to decline.

          We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations.  Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the size, timing and shipment of orders;

•	customer deferral of orders in anticipation of new products, product upgrades or price enhancements;

•	the purchasing patterns and budget cycles of our customers;

•	seasonality, including the relatively low level of general business activity during the summer months in Europe and during the winter months in South America;

•	lengthening sales cycles and sales and marketing expenses associated with any deferred or lost sales;

•	the mix of product sales;

•	expenses, such as rent and salaries, that are largely fixed in nature constituting a significant portion of our operating expenses; and

•	the size and timing of approval of grants from the Government of Israel.

          Our customers ordinarily require the delivery of products promptly after we accept their orders.  We usually do not have a significant backlog of accepted orders.  Consequently, revenues in any quarter depend on orders received and accepted in that quarter.  The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect results of operations for a given quarter.  If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results could be materially adversely affected.  In addition, if we do not reduce our expenses in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected.  For example, in the first quarter of 2003 revenues decreased significantly, and we reported a net loss of approximately $3.2 million.  Any quarterly fluctuations in our results of operations may have a material adverse effect on the market price of our ordinary shares.

We might not satisfy all the requirements for continued listing on the Nasdaq National Market, our shares may be delisted.

          The Nasdaq Stock Market has a number of requirements for the continued listing of shares on the Nasdaq National Market.  For example, a company’s shares must have a minimum bid price of $1.00 per share and the company is required to maintain a minimum market value of publicly held shares of $5 million.   From time to time in the past year, our share price decreased below the required minimum bid price (and is currently below that price), and we did not maintain the required minimum market value of publicly held shares.  If we continue not to comply with the continued listing requirements, we could be delisted from the Nasdaq National Market.  Our shares would then be quoted on the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for such market) or the Over-The-Counter Bulletin Board.

We are dependent upon Asynchronous Transfer Mode (or ATM), New Generation Cellular and voice-over-IP-related products.

          We have made and expect to continue to make substantial investments in the development, manufacture and marketing of new products, particularly products relating to ATM, New Generation Cellular and voice-over-IP technology.  If such investments by us are unsuccessful, there will likely be a material adverse effect on our business, financial condition and prospects.

          In addition, a significant and growing percentage of our revenues is derived from ATM, New Generation Cellular and voice-over-IP products.  Moreover, we expect to continue to invest considerable resources enhancing our Prism series of multitechnology protocol analyzers, which were introduced towards the end of 1996, the Performer and the omni-Q.  If these products fail to gain market acceptance or contain serious hidden hardware or software bugs or require significant retrofit due to technical difficulties or otherwise, our business, financial condition and results of operations would be materially adversely affected.

A continuation of the slowdown in the telecommunications industry could materially adversely affect our revenues and results of operations.

          Telecommunications and data communications equipment developers, manufacturers and carriers are the principal end-users of a large percentage of our products.  Since 2001, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment.  We believe that this slowdown was a principal factor in the significant decline in our sales in the quarter ended March 31, 2003.  We are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations.  It is likely that a prolonged and substantial curtailment of growth in the telecommunications industry will have a material adverse effect upon us.  Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we do not have any control.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

          The market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain of which changes could reduce the market for our products or require us to develop new products.  For example, the significant reduction in our revenues for the quarter ended March 31, 2003 reflected below-expected demand for our ATM and frame relay products.  We believe that a principal factor in this significant reduction was the slowdown in the telecommunications market.  We believe it also relates to changing demands in the markets for different technology, causing reduced demand for our ATM and frame relay products, while our new cellular product was not yet fully rolled out to the market.

          New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products.  Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive.

          In addition, as a result of the need to develop new and enhanced products, we expect to continue making investments in research and development before or after product introductions.  Some of our research and development activities relate to long-term projects, and these activities may fail to achieve their technical or business targets and may be terminated at any point, and revenues expected from these activities may not be received for a substantial time, if at all.

Our inventory may become obsolete or unusable.

          We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. For example, in the first quarter of 2003 we wrote-off $960,000 of inventory which we determined was obsolete.

Our failure to manage growth effectively could impair our business.

          Our growth from 1991 to 2000 significantly strained our management, operational and financial resources.  Any future growth may cause similar strain and result in us incurring expenses before receiving any associated revenues.

          In order to manage any future growth effectively, we will have to:

•	expand our sales and marketing and research and development functions; and

•	hire, train, motivate, manage and retain qualified employees.

          The expansion of these activities is contrary to our current cost reduction program.  If we do not succeed in managing any future growth effectively, any additional revenues generated by such growth might not justify the associated costs and our business may be harmed.

We are dependent on our key personnel, in particular Arnon Toussia-Cohen, our President and Chief Executive Officer, the loss of whom could negatively affect our business.

          Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are highly dependent on the services of Arnon Toussia-Cohen, our President and Chief Executive Officer.  Any loss of the services of Arnon Toussia-Cohen, other members of senior management or other key personnel could negatively affect our business.

We may not succeed or may lose significant market share as a result of intense competition in the markets for our existing and future products.

          Many companies compete with us in the market for internetworking test and analysis solutions and voice quality management.  We expect that competition will increase in the future, both with respect to products that we currently offer and products that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment, which are current and potential customers of ours, may in the future incorporate into their products capabilities similar to ours, which would reduce the demand for our products.  In addition, affiliates of ours that currently provide services to us may, in the future, compete with us.

          Many of our existing and potential competitors have substantially greater resources including financial, technological, engineering, manufacturing and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us.  We may not be able to compete effectively with our competitors.  A failure to do so could adversely affect our revenues and profitability.

We are dependent upon the success of distributors and manufacturer’s representatives who are under no obligation to distribute our products.

          We are highly dependent upon our distributors and manufacturer’s representatives for their active marketing and sales efforts and for the distribution of our products.  Many of our manufacturer’s representatives in North America and several of our distributors outside of North America are the only entities engaged in the distribution of our products in their respective geographical areas.  Typically, our arrangements with them do not prevent our distributors from distributing competitive products, or require them to distribute our products in the future.  Our distributors may not give a high priority to marketing and supporting our products.  Our results of operations could be materially adversely affected by changes in the financial condition, business or marketing strategies of our distributors.  Any such changes could occur suddenly and rapidly.

We may lose distributors or manufacturer’s representatives on which we currently depend and we may not succeed in developing new distribution channels.

          Our seven largest distributors in Europe and Asia accounted for a total of approximately 19.1% of our sales in 2000, 31.3% of our sales in 2001 and 22.4% of our sales in 2002.  Our six largest manufacturer’s representatives in North America accounted for a total of approximately 43.1% of our sales in 2000, 31% of our sales in 2001 and 30.5% of our sales in 2002.  If we terminate or lose any of our distributors or manufacturer’s representatives, or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

          Products as complex as ours sometime contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on other suppliers for key components incorporated in our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause may result in customer dissatisfaction, product return and, potentially, product liability claims filed against us.  Our warranties permit customers to return defective products for repair.  The warranty period is typically one to two years. Any failure of a system in which our products are deployed (whether or not our products are the cause), product recall, product liability claim and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business.

We depend on limited sources for key components and if we are unable to obtain these components when needed we will experience delays in manufacturing our products.

          We currently obtain key components for our products from either a single supplier or a limited number of suppliers.  We do not have long-term supply contracts with any of our existing suppliers.  This presents the following risks:

•	Delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for our products.

•	Suppliers could increase component prices significantly and with immediate effect.

•	We may not be able to develop alternative sources for product components.

•	Suppliers could discontinue the manufacture or supply of components used in our products. This may require us to modify our products, which may cause delays in product shipments, increased manufacturing costs and increased product prices.

•	We may be required to hold more inventory than would be immediately required in order to avoid problems from shortages or discontinuance.

          We have experienced delays and shortages in the supply of components on more than one occasion in the past.  This resulted in delays in our delivering products to our customers.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

          Our success and ability to compete depend in large part upon protecting our proprietary technology.  To protect our rights to our intellectual property, we rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturers representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents, and these measures may not be adequate to protect our technology from third-party infringement.  Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements.  Additionally, effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.

We could become subject to litigation regarding intellectual property rights which could seriously harm our business.

          Third parties may in the future assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them.  If such infringement were found to exist, we may be required to modify our products or intellectual property or obtain a license or right to use such technology or intellectual property.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 36.1% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

          As of March 31, 2003, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially own an aggregate of 3,825,217 ordinary shares, representing approximately 36.2% of the ordinary shares currently outstanding.  As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

We engage in transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

          As more fully described below, we are engaged in and expect to continue to be engaged in numerous transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel.  We believe that such transactions are beneficial to us and are generally conducted upon terms which are no less favorable to us than would be available from unaffiliated third parties.  Several products of such affiliated companies may be used in place of our products, and it is possible that direct competition between us and one or more of such affiliated companies may develop in the future.  Moreover, opportunities to develop, manufacture, or sell new products (or otherwise enter new fields) may arise in the future and be pursued by one or more affiliated companies instead of or in competition with us.  This could materially adversely affect our business and results of operations.

We may encounter difficulties with our international operations and sales which could affect our results of operations.

          While we are headquartered in Israel, approximately 98.3% of our sales in 2001 and 98.4% of our sales in 2002 were generated outside of Israel, including in North America, Europe, Asia, South America, and Australia.  This subjects us to many risks inherent in international business activities, including:

•	national standardization and certification requirements and changes in tax law and regulatory requirements;

•	longer sales cycles, especially upon entry into a new geographical market;

•	export license requirements;

•	trade restrictions;

•	changes in tariffs;

•	currency fluctuations;

•	economic or political instability;

•	greater difficulty in safeguarding intellectual property; and

•	difficulties in managing overseas subsidiaries and international operations.

          We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

Ordinary shares underlying our options may be sold in the public market, which could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

          As of March 31, 2003, options to purchase a total of 2,667,124 ordinary shares were outstanding, and an additional 1,222,604 ordinary shares issuable pursuant to options which may be granted under our stock option plans were reserved for issuance.  All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to the terms of grant of the options.  Sales of the ordinary shares underlying our options or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

          As more fully described below in “Item 10–Taxation–United States Federal Income Tax Considerations–Passive Foreign Investment Company Status”, if for any taxable year our passive income, or our assets which produce passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes.  This characterization could result in adverse U.S. tax consequences to our U.S. shareholders.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

          The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	market conditions or trends in our industry;

•	political, economic and other developments in the State of Israel and world-wide;

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors; and

•	additions or departures of key personnel.

          In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility and we may not be able to raise capital through an offering of securities.

Any reversal or slowdown in deregulation of telecommunications markets could materially harm the markets for our products.

          Future growth in the markets for our products will depend, in part, on the continued privatization, deregulation and the restructuring of telecommunications markets worldwide, as the demand for our products is generally higher when a competitive environment exists. Any reversal or slowdown in the pace of this privatization, deregulation or restructuring could materially harm the markets for our products. Moreover, the consequences of deregulation are subject to many uncertainties, including judicial and administrative proceedings that affect the pace at which the changes contemplated by deregulation occur, and other regulatory, economic and political factors. Any invalidation, repeal or modification of the requirements imposed by the Telecommunications Act of 1996, the local telephone competition rules adopted by the U.S. Federal Communications Commission to implement that Act or similar international regulation could materially harm our business, financial condition and results of operations. Furthermore, the uncertainties associated with deregulation have in the past, and could in the future, cause our customers to delay purchasing decisions pending the resolution of these uncertainties.

We do not intend to pay dividends.

          We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

          We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries.  Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State and other countries have issued an advisory regarding travel to Israel, impeding the ability of travelers to attain travel insurance.  Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

          Since our manufacturing facilities are located exclusively in Israel, we could experience disruption of our manufacturing due to acts of terrorism or any other hostilities involving or threatening Israel, including the war with Iraq and the uncertainties related to that war.  If an attack were to occur, any Israeli military response that results in the call to duty of the country’s reservists (as further discussed below) could affect the performance of our Israeli facilities for the short term. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business.  We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that it will have no such effect in the future.

          Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies.  We are also precluded from marketing our products to certain of these countries due to U.S. and Israeli regulatory restrictions.  Because none of our revenue is currently derived from sales to these countries, we believe that the boycott has not had a material adverse effect on us.  However, restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

          All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to approximately 31 days of military reserve duty annually.  Additionally, these residents are subject to being called to active duty at any time under emergency circumstances.  Many of our officers and employees are currently obligated to perform annual reserve duty.  While we believe that we have operated relatively efficiently given these requirements since we began operations and during the period of the increase in hostilities with the Palestinians since October 2000, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians would change, and we cannot predict the effect on our business operations of any expansion or reduction of these requirements.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar.

          A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel.  Although in recent years the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel (a reversal from prior years which benefited us), we cannot predict any future trends.  If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

We currently benefit from government programs and tax benefits which may be discontinued or reduced.

          We currently receive grants and tax benefits under Government of Israel programs.  In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or transfer particular technology.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes.  The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs.  The amount, if any, by which our taxes will be increased depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future.  If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.  See “Item 4 - Business Overview – Research and Development” for discussion regarding the amendment to the R&D Law (as hereinafter defined), which came into effect on April 1, 2003 and may affect our eligibility for certain government programs.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

          The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger.  Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the ordinary shares held by shareholders other than the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner) vote against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations.  In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

          Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

          These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition of us.  This could prevent a change of control of us and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

It may be difficult to (i) effect service of process, (ii) assert U.S. securities laws claims and (iii) enforce U.S. judgments in Israel against directors, officers and experts named in this annual report.

          We are incorporated in Israel.  All of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of such persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

ITEM 4.     INFORMATION ON THE COMPANY

          A.          HISTORY AND DEVELOPMENT OF THE COMPANY

          RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel.  Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively.  Our website is www.radcom.com.  In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc., a New Jersey corporation.  RADCOM Equipment, Inc. is located at 6 Forest Avenue, Paramus, New Jersey 07652 and its telephone number is (201) 518-0033.  In 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., located at our office in Tel Aviv Israel.  In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation.  RADCOM (UK) Ltd. is located at 2440 The Quadrant Aztec West, Almondsbury Bristol, BS32 4AQ England, and its telephone number is 1454-878827.

          B.          BUSINESS OVERVIEW

Overview

          We develop, manufacture, market and support innovative, network test and quality management solutions  for data communications and telecommunications networks.  Our products are used in the development and manufacturing of network equipment, the installation of networks, and the ongoing maintenance of operational networks to facilitate real-time identification, diagnosis, isolation and resolution of network problems.  We introduced our first test equipment solution in 1993 and currently offer the following product lines:

•	Prism family of WAN/LAN/ATM protocol analyzers, consisting of the PrismLite and Prism UltraLite suite of high quality, integrated multitechnology test equipment. These analyzers are also ideally suited for cellular converged network testing and Voice over Data, or VoD (e.g. ATM, IP), testing.

•	The Performer family consists of solutions for both VoD and cellular networks. For VoD, we provide a comprehensive solution for pre/post-deployment stages, research and development verification, stress testing and recurring VoD system performance testing. We also provide a comprehensive cellular network analyzer for 2.5 and third generation networks. It is designed for vendor research and development, Quality Assurance (or QA) and integration labs, as well as for operators during network setup and operation.

•	Omni-Q. A voice quality management system which service providers use to perform quality testing on their live networks, which better enables them to deliver reliable, high-quality packet telephony services and to optimize network resources.

          Our objective is to become a leader in the market for performance analysis and quality management.  We seek to achieve this position by delivering customer oriented, technically advanced and cost-effective products together with customer support.  Key elements of our strategy include:

•	capitalizing upon our technology position in the area of converged networks and our technology platforms to produce comprehensive testing and analysis solutions for VoIP and data over cellular networks;

•	capitalizing upon our customer base and distribution channels to gain understanding into the emerging needs of the marketplace;

•	broadening market penetration by expanding our traditional customer base to include convergence market segments;

•	continuing to enhance our distribution channels.

          Our sales network includes 11 manufacturer’s representatives in North America, a sales office in China and, in the rest of the world, a network of more than 55 distributors selling in over 45 countries.  Our test and analysis equipment has been sold to a number of international companies and government agencies including AT&T, British Telecom, Cisco, Deutsche Telekom, Verizon, IBM,  Microsoft, Nortel Networks, Lucent, Pacific Bell, Siemens, Telstra, NTT, NEC, LG, Samsung, Alcatel, Ericsson and 3Com.

Industry Background

                    Broadband and 3G technologies enhance the value proposition of convergence networks. Services enabled by these technologies, such as web-based call centers, IP Centrex and messaging solutions, represent cost-effective opportunities for enterprises to increase efficiency and productivity. In developing countries these technologies enable service providers to offer basic low cost scalable telecommunication services. Consequently, vendors are under increasing pressure to develop convergence technology-based devices that support mission-critical applications, while service providers need solutions that will allow them to evaluate different vendors’ abilities, and guarantee consistent delivery of measurably high quality of service to their customers.  Vendors need solutions to help them develop the convergence devices which their customers need to support mission-critical applications.  As such, a variety of new measurement and testing needs are growing in the marketplace.

Products

          We categorize our products into three primary lines:  (i) the Prism series of multitechnology analyzers, (ii) the Performer series of performance analyzers and (iii) the Omni-Q™ voice quality management solution.

The Prism Series of Multitechnology Analyzers

          Our Prism series is designed primarily to address the increasingly complex needs of networking equipment developers, field service engineers, and end-users of network products using multiple technologies.  Our PrismLite, introduced in February 1997, is designed to address the needs of field service engineers and labs, both of developers and service providers who may need to test the operation of equipment using multiple technologies simultaneously.  The PrismLite is convenient for transporting to on-site locations for the testing of internetworking problems.

          The Prism series of protocol analyzers can simultaneously analyze the ATM protocols as well as the LAN and WAN encoded data contained within the ATM payload.  They can be upgraded with various hardware components, such as memory and CPU.  By virtue of their ability to monitor data from either the ATM, WAN or LAN side of a network, managers may isolate more rapidly the source of a network fault.  We offer our customers a variety of software packages to meet their specific needs as to protocols and technologies to be analyzed.  The optional software packages for the Prism series offer a high degree of versatility in analyzing over 550 protocols.

          The Prism series of analyzers currently supports most of our software packages, including the ATM Signaling Simulation package.  The Prism series of analyzers also supports our software applications designed for testing voice-over-data networks and new generation cellular networks.  The Prism series of analyzers are suited for these testing applications due to their capability to simultaneously monitor data traffic over two different data segments with different technologies.

          During 2002, we added the Prism UltraLite Network Analyzer to the Prism product line.

          During 2001 and 2002, we developed additional testing solutions for new generation cellular protocols, both for the GPRS and UMTS markets.  In 2001, we released a new UMTS consultant application, targeted for UMTS network installations worldwide. In 2002, we extended the UMTS product line with the UMTS Terrestrial Radio Access Network (UTRAN) Analysis Application.

The Performer Series of Performance Analyzers

          Since 1999, we have been developing the Performer series of analyzers, which are focused on performance measurement.  The Performer series is an open platform that supports a wide range of test applications over a variety of technologies.  The Performer series is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware.  GEAR is our proprietary silicon chip designed for testing high speed links in full line rate, on-line, protocol independent.  The Performer’s uniqueness is its combination of strong performance through hardware with ease of use of flexible software.

          The Performer’s  innovative approach provides customers with real-time cell and packet analysis and troubleshooting capabilities at all seven telecommunications layers including, basic physical and link layer testing, complex tracing of NAS layer voice, IP session signaling and data/voice quality of service validation. This analyzer support both Ethernet, WAN, ATM and POS interfaces, and can decode over 550 communication protocols.  A fully distributed system, the Performer Analyzer is an ideal solution for vendor research and development, quality assurance and integration labs, as well as for use by operators during network setup and operation for protocol verification, cell/frame-level analysis, voice call and IP session analysis and streaming media and voice quality testing.

          With simplified control from a central console, the Performer hardware and software suite generates the stress levels of a real-world network environment and tests the quality and grade of service.  The Performer’s accurate measurements and accelerated data output shorten time-to-market of network products, reduce research and development costs and simplify the evaluation process, all critical to successful deployment.

The Voice-over-Data Performer

          Designed to support pre-deployment testing of current and emerging convergence technologies, the Voice-over-Data Performer is the first performance testing solution that we launched.

          The following are some of the highlights of the Voice-over-Data Performer:

•	H.323Sim—voice-over-IP generator that generates over 2000 calls simultaneously, at the rate of over 100,000 calls per hour, emulating the functionality of an H.323 terminal;

•	MediaPro—voice-over-data monitor that analyzes the media and signaling data generated from H.323/MGCP/SIP/Megaco protocols and provides voice quality measurements;

•	QPro—circuit switch call quality - tool that features Mean Opinion Score voice quality measurement;

•	Cellular QPro-tool for analyzing voice quality over 2.5 and third generation cellular networks

•	NetSim— simulates real life network impairments, such as latency, jitter and packet loss caused by dynamic routing effects by emulating the behavior of complex, multi-node IP networks;

•	SIPSim—voice-over IP generator that generates high volume SIP-based traffic and is capable of stressing SIP entities such as proxy servers, registration servers, redirect servers and application servers;

•	MegaSIP—high volume SIP call generator for packet based media testing; and

•

MasterScript— dynamic scripting capability that allows convergence developers and service providers to customize and automate testing of quality of service, jitter, packet loss, background noise, echo attenuation, and other application-specific performance measurements.

The Cellular Performer

          The Cellular Performer is an application utilizing the Performer’s unique capabilities, designed to provide unmatched testing performance at all cellular network layers, independent of protocols and technologies.  Using our GEAR-based hardware, together with our software, the Cellular Performer offers a range of applications for analyzing and troubleshooting 2.5 and third generation networks, including, general packet radio service ((GPRS), universal mobile telecommunications service (UMTS), enhanced data rates for global revolution standard (Edge) and code division multiple access (CDMA2000).

Omni-Q™ Voice Quality Management Solution

          Our voice quality management solution, Omni-Q™, enables IP telephony service providers to guarantee delivery of consistently high quality packet telephony services by proactively measuring end-to-end voice and signaling quality on their packet and circuit-switched networks.  Omni-Q™ gives service providers control over voice quality by preemptively identifying network bottlenecks before they adversely affect voice transmission.  This solution to voice quality management gives service providers the ability to offer competitive service level agreements.

          The Omni-Q™ system consists of remote probes that support circuit-switched and packet-switched interfaces.  The cProbes and iProbes generate end-to-end circuit calls and edge-to-edge packet calls, respectively, using standard-based algorithms.  In addition, passive vProbes monitor live traffic going through voice-over-IP lines and conduct a set of call quality measurements.  Together, these probes are controlled by the QManager, which configures them, polls them for results and stores the results in an Oracle database ready for the production of a variety of reports.

Other Products

          The PNNI simulation product is a software application used to test ATM switches running the PNNI protocol.  This application runs on a standard PC platform and enables the user to graphically design PNNI networks and simulate the existence of a multi-tiered network in its interaction with the ATM switch.  This product was introduced in October 1998.

          The following table shows the breakdown of our consolidated sales for the calendar years 2000, 2001 and 2002 by product:

	Year ended December 31

	2000	2001	2002

	(in thousands)
Prism	$25,201	$15,376	$9,924
Performer	$1,560	$2,249	$3,860
Omni-Q™	$296	$247	$536
Others	$3,526	$804	$271

Total	$30,583	$18,676	$14,591

Sales and Marketing

          We sell our products in North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, Inc., which sells our products to end-users primarily through independent manufacturer’s representatives.  Most of these manufacturer’s representatives have exclusive rights of distribution of our products in their respective geographical areas throughout North America and are compensated by us on a commission basis.  The activities of our manufacturer’s representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment, Inc.’s employees, who also provide product support to our North American customers.

          Outside North America, we sell our products through a global network of distributors who market data communications-related hardware and software products.  We currently have more than 55 independent distributors, some of which have exclusive rights to sell our products in their respective geographical areas.  We intend to enhance our marketing efforts throughout the world.

          Our distributors serve as an integral part of our marketing and service network around the world.  They offer technical support in the end user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language.

          We have opened regional sales support offices in Spain, China and Brazil.  These offices support our distributors in these regions.

          We focus a significant amount of our sales and marketing resources on our distributors, providing them with on-going communications and support,   and our employees regularly visit distributors’ sites.  Annual distributors’ meetings are organized by us to further our relationships with our distributors and familiarize them with our products.  In addition, in conjunction with our distributors we participate in exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings of flyers and advertisements.  We also provide our distributors with reduced prices on demonstration systems (which consist of hardware and software, including the basic system and all optional software packages), and allow distributors to receive all new software packages as they are released.

          Of our sales in 2000, 2001 and 2002, 53.2%, 38.1% and 38.0%, respectively, were in North America, 24.2%, 35.9% and 34.8%, respectively, were in Europe,  14.8%, 18.3% and 21.3%, respectively, were in Asia Pacific,  3.5%, 1.7% and 1.6%, respectively, were in Israel and 4.3%, 6.0% and 4.2%, respectively, were in other countries.

Customer Service and Support

          We believe that providing a high level of customer service and support to end-users is essential to the acceptance of our products.  We offer a toll-free technical support help desk to our representatives in the United States and a technical support help desk to our distributors worldwide.  We also support our customers via fax, e-mail and cellular phone service and provide additional technical information on our Internet home page.  We also offer an E-Learning system, which provides technical courses to our distributors, representatives and sales and technical support people at remote locations.  These services are also available to end-users.  We regularly produce a newsletter which is sent to representatives and distributors, and we publish application notes and technical briefs for representatives, distributors and end-users to assist in using our products more efficiently.

          In addition to our direct service and support activities, our representatives in North America and our distributors worldwide provide sales, service and technical support functions for our products in their respective territories to end-user customers.  We organize annual technical seminars in Europe and the Far East every year to increase the technical knowledge of distributors in the use of our products.

          Our products are designed and manufactured to meet standards required by our customers.  We provide a one-year or two-year free software upgrade and hardware warranty on our products.  After such time, we offer a comprehensive service contract program with a number of options for maintenance of our products.  The costs of these programs are based on a percentage of the overall cost of the product as an annual maintenance fee.  Customers can choose one, two or three years maintenance options, which are offered with appropriate discounts for extended periods of time.  We also provide a customer “hot line.”

Manufacturing and Suppliers

          Our manufacturing facilities, which are located in Tel Aviv and Jerusalem, Israel, consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  Electronic components and subassemblies are prepared by subcontractors according to our designs and specifications.  Certain components used in our products are presently available from, or supplied by, only one source and others are only available from limited sources.  In addition, some of the software packages which we include in our product line are being developed by unaffiliated subcontractors.

Markets and Customers

          The market for our products consists of the following types of end-users:

          Data Communications and Telecommunications Equipment Developers and Manufacturers.  This group of customers includes companies that develop, manufacture and market data communications and telecommunications equipment.  The primary objectives we fulfill for these end-users are to (i) help reduce the time to market and development costs of their products, (ii) increase the conformance of their products with the networks in which the products will be used and (iii) increase the reliability and conformance of their products to relevant standards through stringent test procedures.

          Labs of Telecommunication Service Providers, Internet Service Providers.  This group of customers includes companies that buy from manufacturers specific equipment and networks and provide services to  their customers.  Our products may be used by these customers to evaluate the quality and performance of this equipment and networks and verify the conformance and interoperability between vendors.

          Network Integrators and Value-added resellers.  This group of customers includes companies that provide installation and maintenance services for other organizations’ networks, and employ installers and field service engineers who use our products to monitor and analyze traffic on those networks.  These users find our products, which on the one hand fit the need for sophisticated laboratory protocol analyzers and providers of performance measurement and on the other hand demonstrate portability, multitechnology support and ease of use in the field, very useful.  They require reliable analyzers with simulation and monitoring capabilities and the ability to test networks that integrate new and existing technologies.  They also require the ability to test different technologies simultaneously, export data to other applications and save statistical data for subsequent analysis.

          In addition, the Omni-Q™ benefits global IP carriers, by providing end-to-end voice quality monitoring and management.  Omni-Q™ enables existing and next-generation service providers to proactively manage call quality on their production networks, and facilitates network capacity planning, new service installation and maintenance of high-availability, high-quality voice services over packet telephony.

          Large Network Owners.  This group of customers includes industrial corporations, store chains, universities, financial institutions, telecommunications companies and government agencies with networks incorporating LANs, WANs and ATM networks.  These organizations employ network managers who use our products to efficiently monitor network activities, detect changes in network behavior, identify symptoms before they become problems and plan network expansion, thereby reducing the time required to resolve problems.  This minimizes network downtime and maximizes existing network resources.  These users require constant analysis capabilities.

Research and Development

          We believe that our future success will depend upon our ability to enhance our existing product lines and introduce new products addressing the changing demands of the data communications and telecommunications industry on a timely basis.  As part of the product development process, we work closely with current and potential end-users, distributors and manufacturer’s representatives and leaders in certain data communications and telecommunications industry segments to identify market needs and define appropriate product specifications.

          Our gross research and development costs were approximately $9.7 million in 2000, $9.4 million in 2001, and $6.5 million in 2002, representing 31.7%, 50.2% and 44.4% of sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $2.6 million in 2000, $2.0 million in 2001, and $2.3 million in 2002.  We expect to continue to invest significant resources in research and development.

          As of December 31, 2002, our research and development staff consisted of 67 employees.  Research and development activities take place at our facilities in Tel Aviv, Israel, Paramus and New Jersey.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of Chief Scientist

          The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry and Trade, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”.  Under the R&D Law, a research and development plan that meets specified criteria is eligible for a grant of up to 50% of certain approved research and development expenditures.  The plan must be approved by the Office of the Chief Scientist.  The recipient of a grant is required to return the amount of the grant, and with respect to grants received as of the year 1999, the amount of the grant linked to the U.S. Dollar plus interest, by payment of royalties from the revenue derived from the sale of products developed under the funded plan, including revenue from ancillary services.  If the plan does not generate any revenues, the grant recipient would not be obligated to repay the grants received under the plan.

          The terms of the grants from the Office of Chief Scientist require that the manufacture of products developed under the funded plan be performed in Israel, unless prior approval is received from the Office of the Chief Scientist.  Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to up to 300% of the grants.  Separate governmental consent is required to transfer to third parties the technology developed under the funded plans.  Practically, the Office of Chief Scientist does not consent to the transfer out of Israel of the technology developed under a plan, except in specific circumstances.  No approval is required with respect to the sale or export from Israel of products developed under a funded plan.

          In November 2002, the Israeli parliament approved an amendment to the R&D Law.  The amendment became effective on April 1, 2003.

          As opposed to the R&D Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the R&D Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel.  This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

          In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

          The amendment to the R&D Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan.  The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures.  This amendment and the budget of the Office of the Chief Scientist may affect the rate of additional grants that may be requested by us in the future.

          The amendment to the R&D Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient.  The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer.  An “interested party” of a company includes its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a holder of 25% or more of the company’s outstanding equity or voting rights.

          The proposed amendment to the R&D Law that would have allowed in certain circumstances the transfer of the ownership of the technology developed with the funding of the Office of the Chief Scientist to third parties outside of Israel was not approved at this time.

          In each of the last five fiscal years, we have received royalty-bearing grants from the Office of the Chief Scientist for the research and development of products.    Pursuant to the terms of these grants, we are currently required to pay royalties that range between 3% to 3.5% of revenues derived from sales of products funded with these grants.  At December 31, 2002, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $14.2 million.

Binational Industrial Research and Development Fund

          We received from the BIRD Foundation funding for the research and development of products, at December 31, 2002, our contingent liability to the Bird Foundation in respect of funding received was approximately $276,000.  We have not received grants from the BIRD Foundation since 1995.

Proprietary Rights

          To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own registered trademarks for the names PrismLite, Omni-Q and Wirespeed.  In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturer’s representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents or trademarks  (except for those listed above) and these measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.

          Given the rapid pace of technological development in the communications industry, there also can be no assurance that certain aspects of our internetworking test solutions do not or will not infringe on existing or future proprietary rights of others.  Although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that third parties will not assert infringement claims against us in the future.  If such infringement is found to exist, we may be required to modify our products or intellectual property or obtain the requisite licenses or rights to use such technology or intellectual property.  However, there can be no assurance that such licenses or rights can be obtained or obtained on terms that would not have a material adverse effect on us.

Competition

          The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing.  We believe that the principal competitive factors in the market for internetworking test and analysis equipment include:

•	name recognition;

•	product performance;

•	supporting a combination of the right interfaces and protocols;

•	supporting the right services;

•	quality of the software and the hardware;

•	technical features;

•	multitechnology support;

•	portability;

•	price;

•	customer service and support;

•	ease of use; and

•	ability to export data to other information systems.

          Our competitors with respect to internetworking test and analysis equipment include:  NetTest, Agilent , Network Associates, Ixia, Tektronix, NetHawk, Acterna, SPIRENT Communications, Catapult, Sunrise Telecom Inc. and Empirix.  On the quality management front will be competitors such as Agilent, Brix Networks, Ectel, Minacom SwissQual and SOTAS.  In addition to such competitors, we expect substantial competition from established and emerging computer, communications, network management and test equipment companies.  Many of these competitors have substantially greater resources than us including financial, technological, engineering, manufacturing and market and distribution capabilities, and some of them may enjoy greater market recognition than us.

Employees

          As of December 31, 2002, we had 113 permanent employees and 14 temporary employees located in Israel, 17 permanent employees of RADCOM Equipment, Inc. located in the United States and 7 permanent employees located in the United Kingdom, Spain, and China collectively.  Of the 127 employees located in Israel, 67 were employed in research and development, 21 in operations (including manufacturing and production), 29 in sales and marketing and 10 in administration and management.  Of the 17 employees located in the U.S., 2 were employed in research and development, 11 were employed in sales and marketing and 4 were employed in administration and management.  Of the 7 employees located in the United Kingdom, Spain and China, all were employed in sales and marketing.  We consider our relations with our employees to be good and have never experienced a labor dispute, strike or work stoppage.  Substantially all of our employees have employment agreements and none of them is represented by a labor union.

          Although our Israeli employees are not parties to a collective bargaining agreement, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) that are applicable to our employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare.  In addition, Israeli labor laws are applicable to all of our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

          In Israel a general practice followed by us (although not legally required) is the contribution of funds on behalf of most of our full-time employees to an individual insurance policy known as “Managers’ Insurance”.  This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and secures severance pay, if any, to which the employee is legally entitled upon termination of employment.  Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.3% and 15.8% of the employee’s base salary.  Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary.  We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary.  In the United States we provide benefits, in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employees base salary. All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the consumer price index.  The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers’ Association and the Histadrut.  Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

          C.          ORGANIZATIONAL STRUCTURE

          In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, Inc., which conducts the sale and marketing of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities.  As of the balance sheet date, Radcom Investments holds some of our outstanding shares.  In August 2001, we established our wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which conducts the sale and marketing of our products in the United Kingdom.  In  2002, we established our wholly-owned Representative Office in China, which conducts the sale and marketing for our products in China.  Our subsidiaries include:

Name of Subsidiary	Jurisdiction of Incorporation

RADCOM Equipment, Inc.	New Jersey

RADCOM Investments (1996) Ltd.	Israel

RADCOM (UK) Ltd.	United Kingdom

          Yehuda Zisapel and Zohar Zisapel are co-founders and principal shareholders of our company.  Individually or together, they are also founders, directors and principal shareholders of several other privately and publicly held high technology and real estate companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-Bynet group.  In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products.  We have limited competition with RADVISION that supplies as part of their stack package a protocol simulation that may serve some of the needs of our customers for test equipment. Some of the products of members of the RAD-Bynet Group are complementary to, and have been and are currently used in connection with, our products.

          D.          PROPERTY, PLANTS AND EQUIPMENT

          We do not own any real property.  We currently lease an aggregate of approximately 2,407 square meters of office premises in Tel Aviv, which includes 2,106 square meters from affiliates of our principal shareholders.  Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2002, aggregate annual lease payments for the Tel Aviv premises were approximately $614,000, of which approximately $550,000 was paid to affiliates of our principal shareholders.  We may, in the future, lease additional space from an affiliated party.  We also lease approximately 8,946 square feet in Paramus, New Jersey, from an affiliate.  In 2002, aggregate annual lease payments for the premise were approximately $158,000.  We sub-lease 2,815 square feet of the New Jersey premises to a third party, and in 2002 received aggregate rental payments of approximately $46,000.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report.  Beginning with the fourth quarter of 2000, our financial results are reported according to U.S. GAAP.  For comparison purposes, all previous-period information has been restated according to U.S. GAAP.    Based on U.S. GAAP guidelines, from 2001 we have reclassified royalties paid to the Office of the Chief Scientist, and have begun reporting them as “Cost of sales” rather than as “Sales and marketing, net.” For comparison purposes, all previous-period information has been restated.

          This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3–Key Information–Risk Factors.”

Overview

          We design, manufacture, market and support internetworking test and analysis solutions for data communications and telecommunications networks.  Since the commencement of our operations in 1991, we have made significant investments in research and development, focusing on new technologies that have emerged during recent years, including ATM, voice-over-data, and New Generation Cellular.  We have regularly introduced new products and enhancements and other modifications of our existing products.  During the period from 1993 through 1999 we introduced a number of new products as part of our Prism series of analyzers.  We began to introduce our Performer series of products as well as Omni-Q during 2000, and have continued to introduce enhancements to these products.  In 2003, we introduced our Cellular Performer product line to provide cellular providers with unique comprehensive network analysis. We believe that our future revenue growth and profitability will depend significantly on our success in producing and generating  the Performer series of performance analyzers product line and other high technology products.

          During the fiscal years ended December 31, 2001 and 2002, we recorded net losses in the respective amounts of approximately $11.4 million and $4.7 million.  The losses for 2001 include charges, as explained below.

•	A provision of $1.2 million for employee layoffs associated with our cost-cutting program, of which approximately $275,000 is reflected in the in “Cost of sales”, approximately $645,000 is reflected in “Research and development, gross”, approximately $260,000 is reflected in “Sales and marketing, net” and $20,000 is reflected in “General and administrative”.

•	An inventory write-off of approximately $1.0 million recorded in “Cost of sales”

•	Charges of approximately $115,000 and $60,000 for a write-off of demonstration equipment and other assets, respectively reflected in “Sales and marketing, net” and “Research and development, gross”, respectively.

•	A provision of approximately $401,000 for doubtful accounts reflected in “General and administrative”

•	A charge of approximately $710,000 in respect of our investment in marketable securities as a result of a decline in the market value of those securities reflected in “Financing income, net”.

          Our sales network includes RADCOM Equipment, Inc., our wholly-owned subsidiary in the United States, as well as 11 manufacturer’s representatives, and more than 70 independent distributors in over 50 other countries.  Of our total consolidated sales in 2002, approximately $5.6 million (38.0%) were in North America, $5.1 million (34.8%) were in Europe, $227,000 (1.6%) were in Israel and $3.7 million (25.6%) were in other countries, primarily in the Far East.

          We are obligated to pay royalties to the Government of Israel with respect to sales of products (and ancillary services) resulting from research and development funded by the government.  Royalties are payable at the rate of 3% to 3.5% based on the sales revenues of such products up to 100% of the grant received from the government, linked to the exchange rate of the dollar.  For projects authorized since January 1999, the payment bears interest at a rate of LIBOR.  We are also obligated to pay royalties to the Israel-United States Binational Industrial Research and Development Foundation, the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation.  Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales revenues of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2002, we had a contingent obligation to pay aggregate royalties in the amount of approximately $14.5 million.

          Substantially all of our sales and most of our expenses are denominated in U.S. dollars or are dollar-linked.  The currency of the primary economic environment in which our operations are conducted is, therefore, the dollar, which is our functional currency.

          Israeli companies are generally subject to income tax at the corporate rate of 36%.  However, we are eligible for certain tax benefits which should result in our income being taxed at a significantly lower rate for some time after we begin to report taxable income and exhaust our net operating loss carry forwards.

          There can be no assurance that our sales will increase or that we will be profitable in the future.  Our gross margins are affected by several factors, including the introduction of new products, price erosion due to increasing competition and product mix.  Generally, our gross margins are lower during the initial launch and manufacturing ramp-up of a new product as a result of manufacturing inefficiencies during that period.  As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross margins generally improve.  We have higher gross margins on sales of optional software packages than on sales of our other products.  We also have higher gross margins on sales in North America, where we sell primarily through manufacturer’s representatives, than on sales outside North America where we sell through distributors.

          A.          RESULTS OF OPERATIONS

          The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,

	2000	2001	2002

Sales	100.0%	100.0%	100.0%
Cost of sales	33.0	47.2	34.6

Gross profit	67.0	52.8	65.4
Operating expenses:
Research and development, gross	31.7	50.2	44.4
Less royalty-bearing participation	8.6	10.6	15.9

	Year Ended December 31,

	2000	2001	2002

Research and development, net	23.1	39.6	28.5
Sales and marketing	50.3	61.6	56.9
General and administrative	6.9	13.1	13.8

Total operating expenses	80.3	114.3	99.2
Operating loss	(13.3)	(61.5)	(33.8)
Financial income, net	3.4	0.2	1.5
Tax on Income	-	-	-
Net loss	(9.9)	(61.3)	(32.3)

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

          Sales.  Sales consist of gross sales of products, less discounts, refunds and returns.  Sales decreased to approximately $14.6 million in 2002 compared with approximately $18.7 million in 2001 primarily due to the effects of the global communications industry slowdown, which greatly reduced the capital expenditures of our customers and delayed the development of convergence networks and technologies, as well as reduced demand for our ATM and frame relay technology products.

          Cost of sales.  Cost of sales consists primarily of our manufacturing costs, warranty expenses and allocation of overhead expenses.  Cost of sales was  approximately $5.0 million in 2002 and $8.8 million in 2001. Gross margin was 65.4% in 2002 and 52.8% in 2001.  Cost of sales for 2001 includes an inventory write-off of approximately $1.0 million, and a provision for the layoff of employees of approximately $275,000 both taken in the first and second quarters of 2001.  The increase in gross profit from 2001 to 2002 was primarily attributable to the success of our ongoing cost-cutting program and reducing components cost.

          Research and Development.  Research and development expenses consist primarily of salaries and, to a lesser extent, payments to subcontractors, the costs of raw materials and allocation of overhead expenses.  Gross research and development expenses were approximately $6.5 million in 2002 and $9.4 million in 2001. These expenses were partially offset by royalty-bearing grants from the Office of the Chief Scientist, which were approximately $2.3 million in 2002 and $2.0 million in 2001.  The decrease in gross research and development expenses from 2001 to 2002 reflects the continued success of our ongoing cost-cutting program, under which we increased our focus on strategic projects.  Research and development, gross for 2001 includes a charge of approximately $60,000 related to the write-off of assets, and a one-time provision for layoffs of approximately $645,000.

          Sales and Marketing.  Sales and marketing expenses consist primarily of salaries, commissions to manufacturer’s representatives, advertising, public relations, trade shows, promotional expenses and allocation of overhead expenses.  Sales and marketing expenses were approximately $8.4 million in 2002 and $11.5 million in 2001.  Sales and marketing expenses as a percentage of sales were 56.9% in 2002 and 61.6% in 2001.  Sales and marketing expenses for 2001 includes two charges:  a write-off of demonstration equipment valued at approximately $115,000, and a provision for layoffs of employees of approximately $260,000.  Beginning in 2001, we altered our sales and marketing strategy, reducing our investment in broad industry marketing in favor of targeted campaigns aimed at specific existing and potential customers.

          General and Administrative.  General and administrative expenses consist primarily of salaries, professional fees and staffing recruitment.  General and administrative expenses were approximately $2.0 million in 2002 and $2.4 million in 2001.  General and administrative expenses as a percentage of sales were 13.8% in 2002 and 13.1% in 2001.  General and administrative expenses included a provision for bad debts and other totaling approximately $338,000 for 2002 and $401,000 for 2001. In 2001 we also recorded  a provision of approximately $20,000 for the layoff of employees.

          Financial Income, Net.  Financial income, net consists primarily of interest earned on bank deposits, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and interest expense paid on bank short-term loans.  Financial income, net was approximately $217,000 in 2002 and $41,000 in 2001.  The decrease in financial income, net in 2002 compared to 2001 resulted from a decrease in interest rates and a decrease in the balances of our cash and short-term investments.  Financial income, net for 2001 included a charge of approximately $710,000 reflecting impairment of investment in marketable securities as a result of a decline in the market value of the securities.  We finance our operations from our own resources and bank credit.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

          Sales. Sales decreased to approximately $18.7 million in 2001 compared with approximately $30.6 million in 2000 primarily due to the effects of the global communications industry slowdown, which greatly reduced the capital expenditures of our customers and delayed the development of convergence networks and technologies.

          Cost of sales.  Cost of sales were  approximately $8.8 million in 2001 and $10.1 million in 2000. Based on new U.S. GAAP guidelines, we have reclassified royalties paid to the Office of the Chief Scientist and have begun reporting them as “Cost of sales” rather than as “Sales and marketing”.  For comparison purposes, all previous-period information has been restated.  Gross margin was 52.8% in 2001 and 67.0% in 2000.  Cost of sales for 2001 includes an inventory write-off of approximately $1.0 million, and a provision for the layoff of employees of approximately $275,000, both taken in the first and second quarters of 2001.  Cost of sales for 2000 includes an inventory write off of approximately $525,000 taken in the fourth quarter of 2000 associated with a discontinued protocol analyzer product line.  The decrease in gross profit from 2000 to 2001 was primarily attributable to the lower level in revenues caused by the industry slowdown. This resulted in lower gross margins, since a large portion of our cost of sales was fixed and did not decline proportionally with revenues.

          Research and Development.  Gross research and development expenses were approximately $9.4 million in 2001 and $9.7 million in 2000.  These expenses were partially offset by royalty-bearing grants from the Office of the Chief Scientist, which were approximately $2.0 million in 2001 and $2.6 million in 2000.  The decrease in gross research and development expenses from 2000 to 2001 reflects the success of our ongoing cost-cutting program, under which we increased our focus on strategic projects.  Research and development, gross for 2001 includes a charge of approximately $60,000 related to the write-off of assets, and a one-time provision for layoffs of approximately $645,000.  Research and development, gross for 2000 includes a charge of approximately $901,000 related to a subcontracted research and development project.

          Sales and Marketing.  Based on new U.S. GAAP guidelines, we have reclassified royalties paid to the Office of the Chief Scientist and have begun reporting them as  “Cost of sales” rather than as “Sales and marketing”.  For comparison purposes all previous-period information has been restated.  Sales and marketing expenses were approximately $11.5 million in 2001 and $15.4 million in 2000.  Net sales and marketing expenses as a percentage of sales were 61.6% in 2001 and 50.3% in 2000.  Sales and marketing expenses for 2001 includes two charges:  a write-off of demonstration equipment valued at approximately $115,000, and a provision for layoffs of employees of approximately $260,000.  During 2001, we altered our sales and marketing strategy, reducing our investment in broad industry marketing in favor of targeted campaigns aimed at specific customers and potential customers.

          General and Administrative.  General and administrative expenses consist primarily of salaries, professional fees and staffing recruitment.  General and administrative expenses were approximately $2.4 million in 2001 and $2.1 million in 2000.  General and administrative expenses as a percentage of sales were 13.1% in 2001 and 6.9% in 2000.  General and administrative expenses for 2001 included a provision for bad debts and other totaling approximately $401,000, and a provision of $20,000 for the layoff of employees.

          Financial Income, Net.  Financial income, net consists primarily of interest earned on bank deposits, gains and losses from the exchange differences of monetary balance sheet items denominated in non-dollar currencies and interest expense paid on bank short-term loans.  Financial income, net was approximately $41,000 in 2001 and $1.0 million in 2000.  Financial income, net for 2001 included a charge of approximately $710,000 reflecting impairment of investment in marketable securities as a result of a decline in the market value of the securities.  We finance our operations from our own resources and bank credit.

          B.          LIQUIDITY AND CAPITAL RESOURCES

          We have financed our operations through cash generated from operations, and from reducing balance of cash and cash equivalents. Cash and cash equivalent and short term investments in 2000, 2001 and 2002 were approximately $17.7 million, $12.3 million and $10.2 million, respectively. On December 31, 2002, we had short term bank deposit of $3.0 million.

          Investments in (or redemptions of) marketable securities and in short term deposits in 2000, 2001 and 2002 were approximately ($5.9 million), $4.0 million and ($5.4 million), respectively. Capital expenditures in 2000, 2001, and 2002 were approximately $2.0 million, $1.2 million and $434,000, respectively. These expenditures were principally for computers and equipment purchases.

          Net cash (used in) provided by operating activities was approximately $10,000, ($3.9 million) and ($1.7 million) for the years ended December 31,  2000, 2001 and 2002, respectively.  Net cash used in operating activities during the year ended December 31, 2002 was primarily due to a net loss of approximately $4.7 million and a decrease of approximately $290,000 in payables and accruals, partially offset by a decrease of approximately $356,000 in inventories, a decrease of approximately $1.5 million in trade receivables and other current assets and approximately $1.4 million of depreciation and amortization.  The decrease in trade receivables is due primarily to the decrease in revenues and a reduction in the number of days a sale is outstanding before we receive payment for the sale.  The decrease in other current assets is primarily a result of a decrease in receivables from the Office of the Chief Scientist and prepaid expenses.  The decrease in payables and accruals is primarily a result of our ongoing cost reduction program and the decrease in revenues.

          Net cash (used in) provided by investing activities was approximately $4.1 million, ($4.9 million) and $5.0 million for the years ended December 31, 2000, 2001 and 2002, respectively.  Net cash used in investing activities during the year ended December 31, 2002 was primarily due to investments in short-term bank deposits in an amount of approximately $3.0 million and purchases of property and equipment in an amount of approximately $434,000, offset by proceeds of approximately $1.8 million from sale of marketable securities and by proceeds of approximately $6.6 million from redemption of short-term bank deposits.  In 2002, cash was used in investing activities primarily as a result of investments in short-term bank deposits, which were classified as cash and cash equivalents.

          For the year ended December 31, 2002 we did not have any net cash provided by financing activities.  Net cash provided by (used in) financing activities was approximately ($92,000) in 2001 and $842,000 in 2000.

          We believe that cash generated from operations, our unused cash balances, governmental research and development grants in Israel and the remaining proceeds from our initial public offering will provide sufficient cash resources to finance our operations for a period of at least 18 months.

          The following table of our material contractual obligations as of December 31, 2002, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period

Contractual Obligations	Total	2003	2004	2005

	(in thousands USD)
Capital Leases	$1,977	$677	$667	$633
Purchase of inventory	210	210	—	—
Operating Leases	435	327	108

Total	$2,622	$1,214	$775	$633

          In addition  at December 31, 2002, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $14.2 million and our contingent liability to the Bird Foundation in respect of funding received was approximately $276,000. These liabilities will be paid as percentages based on revenues derived from sales of products funded with these grants.

Impact of Related Party Transactions

          We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group.  Of these agreements, only the office space leases are material to our operations.  The pricing of the transactions were arrived at based on negotiations between the parties.  Members of our management reviewed the pricing of the lease agreements and confirmed that they were not different than could have been obtained from unaffiliated third parties.  We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on certain issues.  In the event that the transactions with members of the RAD-Bynet Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

Impact of Inflation and Currency Fluctuations; Borrowings; Market Risk

          The dollar cost of our operations is influenced by the extent to which inflation in Israel is (or is not) offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar.  Inflation in Israel will have a negative effect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS while incurring expenses in NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

          For some time until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar and we experienced increases in the dollar cost of our operations in Israel.  This trend was reversed in 1997 and continued to reverse in 1998, 1999, 2000, 2001 and 2002.  In 2002, the rate of devaluation of the NIS against the dollar was 7.3% and the rate of inflation was 6.5%.

          Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS) exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

          We do not believe that, historically, inflation in Israel, as well as exchange rate fluctuations between the NIS and the dollar, have had a material effect on our results of operations.

          We currently have a bank line of credit outstanding, which we have not yet drawn upon.  Borrowings under the line of credit may be denominated in NIS unlinked to the dollar or denominated in dollars.  Indebtedness under this line of credit is subject to foreign currency risk.  Similarly, because the line of credit bears interest at variable rates, we are subject to the risk that our borrowing costs may increase even if the principle amount of our borrowings does not.  Although we do not believe that either of these risks is material, we may attempt to limit our exposure through financial market activities, including hedging transactions and interest rate swaps.  We do not currently invest in, or otherwise hold for trading or other purposes, any financial instruments subject to market risk.

Effective Corporate Tax Rate

          Israeli companies are generally subject to tax at the rate of 36% of taxable income.  However, our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, known as the Investment Law, and consequently are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income.  The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), and up to ten years (in respect of income derived from our Jerusalem facility) commencing in the first year in which such income is earned, subject to certain time restrictions.  These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes.  At December 31, 2002, we had net operating loss carry forwards (unlimited in time) of approximately $16.0 million.

          On January 8, 2003, the Israeli tax authorities issued to us tax assessments for the years 1997 to 2000.  These tax assessments claim that we are required to pay taxes in the amount of approximately $1.0 million and that our carry forward tax losses should be reduced by approximately $5.0 million.  In addition, according to these tax assessments, the Company had income for the years 1998 and 1999 which may be tax exempt as a result of our “Approved Enterprise” status. We believe that the claims of the tax authorities are without merit.  We filed an appeal in respect of these assessments within the period prescribed under Israeli law, and we estimate that there will ultimately be no material tax liability for the years in question.  We have recorded partial provisions in our financial statements due to this matter.

          Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our U.S. subsidiary will generally be subject to applicable federal, state, local and [foreign taxation], and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.  Our U.S. subsidiary had net loss carry-forwards of approximately $8.7 million available at December 31, 2002 for federal and state income tax purposes.  These carry-forwards will offset future taxable income and expire in 2008 through 2022 for federal income tax purposes.  Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us.  Our U.K. subsidiary had net loss carry-forwards of approximately $302,000 for U.K. tax purposes.

Government Grants

          The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”.  We may receive from the Office of the Chief Scientist up to 50% of the research and development expenditures for particular projects.  We  recorded grants from the Office of the Chief Scientist totaling approximately $2.6 million in 2000, $2.0 million in 2001 and $2.3 million in 2002.  Pursuant to the terms of these grants, we are obligated to pay royalties of 3% to 3.5% of revenues derived from sales of products funded with these grants.  In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  At December 31, 2002, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $14.2 million.   For additional information, see “Item 4B - Information on the Company – Israeli Office of Chief Scientist”.

Critical Accounting Policies and Estimates

          Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements.  However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations.  In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates.  Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.  These estimates are subject to an inherent degree of uncertainty.  With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling. Our critical accounting policies include:

          Revenue recognition.  Revenue from product sales is recognized, in accordance with Staff Accounting Bullet (SAB) No. 101 “Revenue Recognition in Financial Statements”, upon shipment to customers and when no right to return the product exists, no significant obligations on our part with respect to the shipped products remain and collection is probable.  Amounts received from customers prior to product shipments are classified as advances from customers. We generally do not grant the right to return except for defective products, for which a warranty allowance is recorded at the time of shipment.  In certain circumstances, we have granted a limited right to return.  In those situations we have deferred revenue until such time as the right to return has expired. We provide up to two years of post-contract customer support (PCS) as part of the purchase price of our products.  During the PCS period we provide telephone support and software maintenance releases, if and as developed.  We do not commit to provide any software or support services which are deemed significant vendor obligations in accordance with SOP 97-2, “Software Revenue Recognition”.  Revenue attributable to PCS to be provided during the maintenance period is unbundled utilizing our specific price lists for such maintenance service and deferred at the time of the initial sale and recognized ratably over the maintenance period in accordance with SOP 97-2. Revenues from extended PCS is recognized ratably over the contract period.

          Allowance for product warranty.  We grant a product warranty for a period of up to two years on our hardware products.  We determine the balance sheet provision for warranties for all periods through December 31, 2002, as a percentage of sales during the period plus certain expenses we expect to incur based upon past experience.

          Trade receivables.  Trade receivables are recorded less the related allowance for doubtful accounts receivable.  We consider accounts receivable to be doubtful when we think it is probable that we will be unable to collect all amounts, after taking into account current information regarding the customer’s ability to repay its obligations.  The balance sheet allowance for doubtful accounts for all periods through December 31, 2002, is determined as a specific amount for those accounts the collection of which is uncertain.

          Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. Inventories write-off and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. Spare parts and raw materials that are no longer used in producing our product are written down to their fair market value.  In addition, we add to the cost of finished products and work in process held in inventory the overhead from our manufacturing process.  If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

Recently Enacted Accounting Pronouncements

          SFAS 143 - Accounting for Asset Retirement Obligations.  In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (hereinafter – “SFAS 143”).  SFAS 143 requires that we record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  We also record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.  Earlier application is permitted.  We believe that the adoption of SFAS 143 will not have a significant impact on our consolidated financial statements.

          SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.  In April 2001, the FASB  issued SFAS 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections” (hereinafter - “SFAS 145”).  SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”.  SFAS 145 also amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption in encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged.  We believe that the adoption of SFAS 145 will not have a significant impact on our consolidated financial statements.

          SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities.  In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (hereinafter - “SFAS 146”). SFAS 146 nullifies EITF 94- 3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002.  Earlier application is encouraged.  We believe that the adoption of SFAS 146 will not have a significant impact on our consolidated financial statements.

          SFAS 148 - Accounting for Stock Based Compensation - Transition and Disclosure - an amendment  of FASB Statement No. 123.   In December 2002, the FASB  issued SFAS 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” (hereinafter - “SFAS 148”).  SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.  The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results.  In addition, the Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures.  The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  As at the balance sheet date, we continue to apply APB 25. We have adopted the disclosure requirements of SFAS 148.

          FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.  In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter - the “Interpretation”), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees.  The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We have adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. We believe that the adoption of FIN 45 will not have a significant impact on our consolidated financial statements.

          EITF 00-21 - Revenue Arrangements with Multiple Deliverables.  In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (hereinafter - “EITF 00-21”) an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF 00-21, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.  However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items.  In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20.  If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment.  We are evaluating the impact EITF 00-21 may have on our future consolidated financial statements.

          Financial Accounting Standard Board Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51.  In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (hereinafter – “the Interpretation”).  According to the Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both.  The primary beneficiary consolidates the Variable Interest Entity.  The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary.  The consolidation requirements of the Interpretation apply immediately to Variable Interest Entities created after January 31, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003.  Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.  We believe that the adoption of the Interpretation will not have a significant impact on our consolidated financial statements.

          C.          RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          See “Item 4—Business Overview—Research and Development” and “Business Overview—Proprietary Rights.”

          D.          TREND INFORMATION

          Telecommunications and data communications equipment developers and manufacturers and carriers are the principal end-users of a large percentage of our products.  Recently, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment.  Many such developers and manufacturers in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have incurred significant operating losses.  Many carriers and service providers have stopped either deploying new data communications or telecommunications systems or purchasing new data communications or telecommunications products or have ceased operations completely and are no longer potential customers for us and for the developers and manufacturers to which we sell our products.

          As a result of the foregoing, we experienced a significant decline in demand for our products in 2001 and 2002, resulting in a significant decline in sales and revenues.  In addition, on April 28, 2003, we reported a net loss of approximately $3.2 million for the quarter ended March 31, 2003, due to a significant decrease in our sales and write-off of inventory.  We believe that a principal factor in this significant reduction was the slowdown in the telecommunications market.  We believe it also relates to changing demand in the market for different technology, causing reduced demand for our ATM and frame relay products, while our new cellular product was not yet fully rolled out into the market.

          We are unable to predict the duration of the slowdown in the telecommunications industry, or the extent of any impact that it may have on our revenues or results of operations.  However, it is likely that any prolonged and substantial curtailment of growth in the telecommunications industry will have a material adverse effect upon us.  Any such curtailment may result from circumstances unrelated to us or our product offerings and over which we do not have any control.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.          DIRECTORS AND SENIOR MANAGEMENT

          The following table lists our current directors and executive officers:

Name	Age	Position

Zohar Zisapel	54	Chairman of the Board of Directors

Arnon Toussia-Cohen	49	President, Chief Executive Officer and Director

David Zigdon	46	Vice President Finance and Chief Financial Officer

Hanan Klainer	42	Vice President Sales and Marketing

David Ripstein	36	General Manager, Products and Technologies

Ilan Bar	42	Chief Technology Officer

Ruth Koren	46	Vice President Human Resources

Michael Shilinger	48	Vice President Operations

Mordechai Ben-Arie	47	Director

Rony Ross	53	Director

Zohar Gilon	55	Director

Dan Barnea	58	Director

          Mr. Zohar Zisapel, one of the co-founders of our company, has served as our Chairman of the Board since our inception.  Mr. Zisapel also serves as a director of RADCOM Equipment, Inc.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997.  Mr. Zisapel is a director of other public companies including:  Verisity Ltd. , RADVision Ltd., Ceragon Ltd. and RIT Technologies Ltd.  Mr. Zisapel previously served as Head of the Electronics Research Department in the Israeli Ministry of Defense.  Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

          Mr. Arnon Toussia-Cohen, our President and Chief Executive Officer joined us in September 1998, and has served as a director since September 1999.  Mr. Toussia-Cohen also serves as a director of RADCOM Equipment, Inc. and RADCOM (UK) Ltd.  Prior to joining us, he worked for Telrad Telecommunications Industries, a leading Israeli telecommunications equipment manufacturer, in a number of capacities, including R&D Division Manager, Vice President of Business Systems and finally as President of Telrad Telecommunications Inc., the company’s subsidiary in North America.  Mr. Toussia-Cohen has a B.Sc. degree in electrical engineering from the Technion and a diploma in Advanced Business Studies for Managers from the Open University in Israel.

          Mr. David Zigdon, our Vice President of Finance and Chief Financial Officer, joined us in February 2000.  Mr. Zigdon also serves as a director of RADCOM (UK) LTD.  Prior to joining us, Mr. Zigdon was a manager in the RAD-BYNET Group for 10 1/2 years, initially as Chief Financial Officer and then for four years as Chief Executive Officer of Bynet Electronics Ltd. which, as part of its business, distributes our products in Israel.  Mr. Zigdon has a B.A. degree in economics & accounting and a L.L.M degree in business law from Bar Ilan University, and is a Certified Public Accountant.

          Mr. Hanan Klainer, our Vice President of Sales, joined us in 1998 as Regional Marketing Manager and was then promoted to the position of Vice President of Sales.  Prior to joining us, he worked with Tadiran Scopus where he was Marketing Manager.  Before that, he worked at Orbotech as Technical Marketing Manager for the Japanese Market.  Mr. Klainer has a degree in electronic engineering from Tel Aviv University.

          Mr. David Ripstein, our General Manager, Products and Technologies, joined us in 2000 as General Manager, Quality Management Business Unit.  Prior to joining us, he was co-founder of  Firebit, a company that targeted the ISP market with security services solution and one of the co-founders of Speedbit, a company that focuses on increasing the speed of downloading from the internet, and he served in the Intelligence Corps of the Israel Defense Forces, completing his service with the rank of Major.  Mr. Ripstein has a B.Sc. and an M.Sc. degree in Electronic Engineering from the Technion.

          Mr. Ilan Bar, our Chief Technology Officer, joined us in 1993 as the WAN/LAN Project Manager. Later he was promoted to the Head of Research and Development and in 2000 he was promoted again to the position of General Manager, Network Test Solutions.  Prior to joining us he was at Astronautics Ltd., an Israeli company that manufactures and sells military products., where he held a number of positions, including Systems Engineer and Research and Development Electronics Engineer.  Prior to that, he served in the Israeli Air Force.  Mr. Bar has a degree in practical engineering.

          Ms. Ruth Koren, our Vice President of  Human Resources, joined us in March 2000.  From June 1997 to February 2000, she was Vice President of  Human Resources and Operations & Public Relations at SPL  Worldgroup  a global software company.  Ms. Koren has a B.A. degree in Psychology from Bar-Ilan University.

          Mr. Michael Shilinger, our Vice President of  Operations, joined us in June 1999.  From May 1997 to May 1999 he was Director of Purchasing and Logistics for Tadiran – Telematics Ltd., an Israeli company involved in the marketing, development and production of systems for the location of vehicles, cargo and people.  Prior to that Mr. Shilinger was a Director of Logistics at Galtronics Ltd., one of the leading companies in the manufacture of portable antennas for cellular systems.  Prior to that Mr. Shilinger was the owner of a Management Information Systems Consulting firm implementing ERP Systems.  Mr. Shilinger has a B.Sc. degree in Industry and Management from Ben-Gurion University.

          Mr. Mordechai Ben-Arie, one of the co-founders of our company, has been a Director since we commenced operations in May 1991 and was our Chief Executive Officer from May 1991 until September 1998.  He serves as a General Partner of Walden Israel Fund L.P., a venture capital fund.  He is also a director of RADCOM Equipment, Inc.  Prior to his becoming our Chief Executive Officer, he managed a series of research and development projects for Elisra Ltd., an Israeli manufacturer of communications equipment, and served in a technical position in the Israeli Army.  Mr. Ben-Arie has a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

          Ms. Rony Ross has served as a Director since December 2000.  She is the Executive Chairman and founder of Panorama Software Ltd., a developer and marketer of Business Intelligence and on-line analytical processing (OLAP) systems and has been its Chief Executive Officer since 1993 until 2002.  Ms. Ross has over 25 years experience in the software and hi-tech industry. Ms. Ross is a director of Fundtech. She holds  a B.Sc. degree in Mathematics and Statistics from Tel Aviv University, an M.B.A. degree from the Recanati Management School of Tel Aviv University and an M.Sc. degree in Computer Science from the Weizmann Institute of Science.

          Mr. Zohar Gilon has served as a Director since June 1995.  He serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S.  From 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad.  Mr. Gilon is a private investor in numerous high-technology companies, including affiliates of ours in Israel, and is a director of Silicom, RIT, AVT, Edge Medical, Exlibris, Orsense and Ceragon.  He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

          Mr. Dan Barnea has served as a Director since September 1999.  Mr. Barnea is Senior Vice President for Research and Development of BMC Software Inc., one of the world’s largest software publishers.  Prior to that he served as President and Chief Executive Officer of New Dimension Software, an Israeli-based mission critical software developer, from 1995 until its acquisition by BMC.  From 1991 to 1995, Mr. Barnea was the General Manager and, later, President and Chief Executive Officer of Laser Industries Ltd., a world leader in the development of laser systems for medical applications.  From 1987 to 1991, Mr. Barnea was the General Manager of Indigo Ltd., an innovator and leader in digital offset color printing.  From 1981 to 1987, Mr. Barnea held senior positions at Elscint Ltd., a developer of medical imaging equipment, most recently as Vice President and Manager of the engineering division.  Mr. Barnea holds a B.Sc. degree in Electronics and a M.Sc. in computer science from the Technion.

          B.          COMPENSATION

          The aggregate direct remuneration paid to all of our directors and officers as a group (12 persons) for the year ended December 31, 2002 was approximately $1.1 million.  This amount includes approximately $144,000, which was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period.

          As of December 31, 2002, our directors and officers as a group held options to purchase an aggregate 1,546,500 ordinary shares.  All of our officers work for us full time.  Other than the options granted to our directors under the Directors Share Incentive Plan (1997) and the 2001 Share Option Plan and reimbursement for expenses, we do not compensate our directors for serving on our board of directors.

Stock Option Plans

          We have the following eight stock option plans for the granting of options to our employees, officers, directors and consultants:  (i) the Key Employee Share Incentive Plan (1996); (ii) the Directors Share Incentive Plan (1997); (iii) the 1998 Employee Bonus Plan; (iv) the 1998 Share Option Plan; (v) the International Employee Stock Option Plan; (vi) the 2000 Share Option Plan; (vii) the 2001 Share Option Plan; and (viii) the 2003 Share Option Plan. Options granted under our option plans generally vest over a period of between two and four years, and generally expire ten years from the date of grant.  The stock options plans are administered either by the Board of Directors or, subject to applicable law, by the Share Incentive Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards.

          On October 22, 2001, our Board of Directors resolved to reprice options to purchase 439,815 ordinary shares, which had been granted to non-management employees of us and our subsidiaries under the 2000 Share Option Plan and the International Employee Stock Option Plan.  According to the resolution, the exercise price of these options was reduced to $0.0, subject to the following conditions:  (i) the aggregate amount of options issued to each employee was reduced by 25%; (ii) the vesting period of all options was reduced to a period of three years commencing on the date of the resolution; and (iii) for a period of two years commencing on the date of the resolution each employee is not permitted to exercise his or her options if the market price of our ordinary shares on the date of exercise is under $3.00 per ordinary share.  We expect the financial effect of the repricing to be an increase in our non-cash compensation expenses by approximately $28,000, $134,000, $130,000, $104,000 in 2001, 2002, 2003 and 2004 respectively.

          As of December 31, 2002, we have granted options to purchase 3,070,709 ordinary shares, of which options to purchase 383,693 ordinary shares have been exercised and options to purchase 2,687,016 ordinary shares remain outstanding.  An additional 778,087 ordinary shares are reserved for issuance under our stock option plans.  On January 26, 2003, our Board of Directors and the Audit Committee resolved to grant options to purchase 210,000 ordinary shares to our directors under the 2003 Share Option Plan, all of which will expire on January 1, 2013.  Of the options granted, Arnon Toussia-Cohen, our Chief Executive Officer, was granted options to purchase 30,000 ordinary shares and Zohar Zisapel, our Chairman of the Board of Directors, was granted options to purchase 60,000 ordinary shares. As the directors have a “personal interest”, as defined in the Israeli Companies Law, in these option grants and three of them are members of our Audit Committee, this resolution shall be submitted to our shareholders for approval.

          C.          BOARD PRACTICES

Terms of Office

          Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Except for external directors (as discussed below), directors serve until the next Annual General Meeting.  The current Board of Directors is comprised of Zohar Zisapel, Moty Ben-Arie, Zohar Gilon, Dan Barnea, Arnon Toussia-Cohen and Rony Ross.  None of our directors have service contracts with the company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

External Directors

          We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

          Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by such controlling entity.  The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

          No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or if his or her position or business might interfere with his or her ability to serve as a director.  Until the lapse of two years from termination of service as an external director, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

          External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

•	a majority of the shares voted at the meeting, including at least one third of the shares of non-controlling shareholders, vote in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate number of voting shares of the company.

          The initial term of an external director is three years and may be extended for an additional three years.  Each committee of a company’s board of directors is required to include at least one external director.  Both Rony Ross and Dan Barnea qualify as external directors under the Companies Law.  At least one of the external directors has been appointed to each of the committees.

Audit Committee

          Nasdaq Requirements

          Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies.  Under the Nasdaq rules, companies quoted on Nasdaq are required to have at least three independent directors, maintain an audit committee, all of whose members are independent, and adopt an audit committee charter.  The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company’s outside auditors.  In addition, the Audit Committee is responsible for pre-approving all services provided to us by our independent auditors. Rony Ross, Dan Barnea and Zohar Gilon qualify as independent directors under the current Nasdaq National Market requirements, and are all members of the Audit Committee.

          Companies Law Requirements

          Under the Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors, but may not include:

•	the chairman of the board of directors;

•	any controlling shareholder or any relative of a controlling shareholder; and

•	any director employed by the company or providing services to the company on a regular basis.

          The duty of the audit committee is to identify irregularities in the business management of the company, including in consultation with the internal auditor and the company’s independent accountants, and to suggest an appropriate course of action to amend such irregularities.  In addition, the approval of the audit committee is required under the Companies Law to effect certain actions and transactions with office holders and interested parties.

          An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate at least one director or the general manager of the company and any person who serves as a director or as a general manager.

          An audit committee of a public company may not approve an action or a transaction with an interested party or with an office holder unless at the time of such approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

          Under the Companies Law, the board of directors of a public company must also appoint an internal auditor proposed by the audit committee.  The duty of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  Mr. Jonathan Glazer serves as our internal auditor.

          Rony Ross, Dan Barnea and Zohar Gilon serve on our audit committee and Somekh Chaikin Certified Public Accountants (Israel), a member of KPMG International, serves as external auditor of the company.

Exculpation, Indemnification and Insurance of Directors and Officers

          We have agreed to indemnify our office holders to the fullest extent permitted under the Companies Law.  We have obtained director and officer liability insurance for the benefit of our office holders.  Our audit committee, and board of directors and shareholders resolved to indemnify and exculpate our office holders by providing them with indemnification agreements.  We have a current policy for directors and officers liability insurance that covers a maximum liability of $15 million for each of the prospectus and non-prospectus policies, with a three-year premium of approximately $275,000.  The policy was approved by our board of directors and shareholders on December 11, 2000.  For information regarding exculpation, indemnification and insurance of directors and officers under applicable law and our articles of association, see “Item 10B – Additional Information – Memorandum and Articles of Association”.

Committees

          The board of directors has formed an audit committee, investments committee and share incentive committee.  The audit committee, of which Ms. Ross and Messrs. Barnea and Gilon are the current members, exercises the power conferred upon it by the Companies Law, as discussed above, and the power of the board of directors with respect to the accounting, reporting and financial control practices of the company.  The investments committee, of which Ms. Ross and Messrs. Zohar Zisapel and Gilon are the current members, exercises the power of the board of directors with respect to our investment policy.  The share incentive committee, of which Ms. Rony Ross and Messrs. Toussia-Cohen and Zohar Zisapel are the current members, administers:  (i) the Key Employee Share Incentive Plan (1996); (ii) the Directors Share Incentive Plan (1997); (iii) the 1998 Employee Bonus Plan; (iv) the 1998 Share Option Plan; (v) the International Employee Stock Option Plan; (vi) the 2000 Share Option Plan, (vii) the 2001 Share Option Plan and (viii) the 2003 Share Option Plan.  Under Section 112 of the Companies Law, the share incentive committee may only advise our board of directors with regard to the grant of options, and the actual grant of options must be approved by our board of directors.

Management Employment Agreements

          We maintain written employment agreements with substantially all of our key employees.  These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance and an Education Fund and severance benefits.  Most of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

          D.          EMPLOYEES

          As of December 31, 2002, we had 151 permanent and temporary employees worldwide, of which 69 were employed in research and development, 51 in sales and marketing, 10 in management and administration and 21 in operations.  As of December 31, 2002, 127 of our employees were based in Israel, 17 were based in the United States and 7 were based in the United Kingdom, Spain and China.  All of our employees  have executed employment agreements, including confidentiality and non-compete provisions with us.  We are subject to labor laws and regulations in Israel and the United States.  We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare.  None of our employees are represented by a labor union and we have not experienced any work stoppage.

          E.          SHARE OWNERSHIP

          The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of March 31, 2003.  The percentage of outstanding ordinary shares is based on 10,492,050 ordinary shares outstanding as of March 31, 2003.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Zohar Zisapel(3)(4)	2,557,129	24.2%
Arnon Toussia-Cohen(5)	216,250	2.0%
David Zigdon	*	*
Hanan Klainer	*	*
Ilan Bar(6)	107,800	1.0%
Ruth Koren	*	*
Michael Shilinger	*	*
David Ripstein	*	*
Mordechai Ben-Arie(7)	139,900	1.3%
Rony Ross	*	*
Zohar Gilon	*	*
Dan Barnea	*	*
All directors and executive officers as a
group (12 persons)(1) (2)	3,495,913	30.5%

*	Less than 1%.

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase 972,750 ordinary shares that are exercisable within 60 days of March 31, 2003.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of March 31, 2003 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The outstanding ordinary shares does not include 123,372 shares that were repurchased by us in 2001.

(3)	Mr. Zisapel may be deemed to have beneficial ownership of the ordinary shares held by RAD Data Communications Ltd., an Israeli company.

(4)	Mr. Zisapel has been granted options to purchase 160,000 ordinary shares, as follows: options to purchase 30,000 ordinary shares at an exercise price of $4.53 per share, expiring on September 16, 2004; options to purchase 25,000 ordinary shares at an exercise price of $4.50 per share, expiring on December 11, 2005; options to purchase 45,000 ordinary shares at an exercise price of $1.84 per share, expiring on December 31, 2006; and options to purchase 60,000 ordinary shares, expiring on December 31, 2013. The grant of options to purchase 60,000 ordinary shares that are exercisable until December 31, 2013 is subject to the approval of our shareholders. The exercise price of this option is the higher of $1.03 per share and the market price at the time of the shareholder approval. Of the aggregate options granted, options to purchase 61,666 ordinary shares are exercisable as of March 31, 2003or within 60 days thereof .

(6)	Mr. Ilan Bar has been granted options to purchase 137,800 ordinary shares, as follows: options to purchase 12,800 ordinary shares at an exercise price of $2.375 per share, expiring on November 15, 2008; options to purchase 35,000 ordinary shares at an exercise price of $3.0 per share, expiring on June 2, 2009; options to purchase 50,000 ordinary shares at an exercise price of $5.75 per share, expiring on December 26, 2009; and options to purchase 40,000 ordinary shares at an exercise price of $1.84 per share, expiring on December 31, 2011. Of the aggregate options granted, options to purchase 107,800 ordinary shares are exercisable as of March 31, 2003or within 60 days thereof.

(7)	Mr. Mordechai Ben-Arie has been granted options to purchase 162,200 ordinary shares, as follows: options to purchase 72,200 ordinary shares at an exercise price of $6.25 per share, expiring on April 18, 2004; options to purchase 30,000 ordinary shares at an exercise price of $4.53 per share, expiring on September 16, 2004; options to purchase 30,000 ordinary shares at an exercise price of $1.84 per share, expiring on December 31, 2006; and options to purchase 30,000 ordinary shares, expiring on December 31, 2013. This grant of options to purchase 30,000 ordinary shares that are exercisable until December 31, 2013 is subject to the approval of our shareholders. The exercise price of such options is the higher of $1.03 per share and the market price at the time of the shareholder approval. Of the aggregate options granted, options to purchase 112,200 ordinary shares are exercisable as of March 31, 2003 or within 60 days thereof.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.          MAJOR SHAREHOLDERS

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2003, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Zohar Zisapel(3) (4)	2,557,129	24.2%
Yehuda Zisapel(3) (5)	1,396,034	13.2%
RAD Data Communications Ltd.	127,946	1.2%
J. Carrlo Cannell, D/B/A Cannell Capital Management (6)	1,356,440	12.9%

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2003.

(2)	The percentage of outstanding ordinary shares is based on 10,553,716 ordinary shares outstanding as of December 31, 2002. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of December 31, 2002 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The outstanding ordinary shares does not include 123,372 shares that were repurchased by us in 2001.

(3)	Messrs. Zohar Zisapel and Yehuda Zisapel may be deemed to have beneficial ownership of the ordinary shares held by RAD Data Communications Ltd., an Israeli company.

(4)	Includes 127,946 ordinary shares owned of record by RAD Data Communications, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company, and 61,666 ordinary shares issuable upon exercise of options exercisable within 60 days of March 31, 2003. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

From January 1, 2002, to March 31, 2003, Zohar Zisapel acquired beneficial ownership of 305,679 ordinary shares, representing approximately 2.9% of all our issued and outstanding ordinary shares.

(5)	Includes 127,946 ordinary shares owned of record by RAD Data Communications and 910,360 ordinary shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these ordinary shares.

(6)	J. Carrlo Cannell, D/B/A Cannell Capital Management, acquired beneficial ownership of the ordinary shares during the past years, based on his 13G filling as of December 31,2002.

          B.          RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

          Messrs. Yehuda and Zohar Zisapel are founders, directors and principal shareholders of our company.  One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group.  Such other corporations include:  RAD Data Communications Ltd.;  RADVision Ltd.;  BYNET Data Communications Ltd.; BYNET SAMECH LTD.; BYNET SYSTEMS APPLICATIONS LTD.; BYNET ELECTRONICS LTD. (a non-exclusive distributor in Israel for us); AB-NET Communication Ltd.;

          Members of the RAD-BYNET Group, each of which is a separate legal entity, are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products, none of which is currently the same as any product of ours.  One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other real estate, services, holdings and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

          We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Such products may, to an extent which cannot be determined, compete with one another for the distributors’ time and efforts.

          Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours and others of such products may be used in place of (and thus might be deemed to be competitive with) our products.  We incorporate into our product line (i) a software package for SNA decoding and a microcode for the programming of a certain chip that is included in our LAN hardware and (ii) a software package for voice-over-IP simulation (H.323, SIP), both of which we purchased from members of the RAD-BYNET Group. The aggregate amount of such purchases were approximately $115,000, $61,000 and $33,000 in 2000, 2001 and 2002, respectively.

            We purchase certain products and services of members of the RAD-BYNET Group, in circumstances in which the terms are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. The aggregate amount of such purchases were approximately $133,000, $74,000 and $28,000 in 2000, 2001 and 2002, respectively.

            Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services.  The aggregate amount of such reimbursements were approximately $50,000, $45,000 and $41,000 in 2000, 2001 and 2002, respectively.

          We currently lease office premises in Tel Aviv, Paramus, New-Jersey  and manufacturing premises in Jerusalem from an affiliate.  The aggregate amount of lease payments were approximately $612,000, $804,000 and $708,000 in 2000, 2001 and 2002, respectively.

          We believe that the terms of the transactions in which we have entered and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties.  All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our office holders have a personal interest or which raise issues of such office holders’ fiduciary duties will require approval by our audit committee and, in certain circumstances, a meeting of our shareholders under the Companies Law.

Registration Rights

          We have entered into agreements with certain of our directors and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, certain directors will each have the right to demand one registration of their shares and the principal shareholders (as a group) will have the right to demand one registration of their shares.  In addition, each of such parties has the right to have its shares included in certain registration statements of ours.

          C.          INTERESTS OF EXPERTS AND COUNSEL

          Not applicable.

ITEM 8.     FINANCIAL INFORMATION

          A.          CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

          The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Other Financial Information

          In 2002, the amount of our export sales was approximately $14.4 million, which represented 98.4% of our total sales.

Legal Proceedings

          On March 23, and November 30, 2000, we received letters from legal counsel for another corporation claiming that the technology we currently use in the assembly of one of our products infringes upon certain patents owned by such other corporation.  We and our patent legal counsel are of the opinion that the claim is without merit and that our product does not infringe upon any patent.  In addition, even if the claims were found to have merit, we are of the opinion that we can continue to assemble our product using alternative technologies.

          On January 8, 2003, the Israeli tax authorities issued to us tax assessments for the years 1997 to 2000.  These tax assessments claim that we are required to pay taxes in the amount of approximately $1.0 million and that our carry forward tax losses should be reduced by approximately $5.0 million.  In addition, according to these tax assessments, we had income for the years 1998 and 1999 which may be tax exempt as a result of our “Approved Enterprise” status.  We believe that the claims of the tax authorities are without merit.  We  have filed an appeal in respect of these assessments within the period prescribed under Israeli law, and we estimate that there will ultimately be no material tax liability for the years in question.  We have recorded partial provisions for this matter in our financial statements.  If this matter is not ruled in our favor, our financial position and results of operation would be harmed.

          There are no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

Dividend Policy

          We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

          B.          SIGNIFICANT CHANGES

          Except as otherwise disclosed in this annual report on Form 20-F, there has been no material change in our financial position since December 31, 2002.

ITEM 9.     THE OFFER AND LISTING

          A.          OFFER AND LISTING DETAILS

          The following table sets forth the high and low bid prices of our ordinary shares as reported by the Nasdaq National Market for the calendar periods indicated:

	High	Low

1998	$7.88	$1.62
1999	$7.88	$2.19
2000	$20.5	$2.44
2001	$4.88	$0.75
2002	$2.82	$0.39
2001
First Quarter	$4.88	$1.69
Second Quarter	$1.94	$0.99
Third Quarter	$1.50	$0.81
Fourth Quarter	$3.24	$0.75
2002
First Quarter	$2.82	$1.15
Second Quarter	$1.51	$0.50
Third Quarter	$1.19	$0.39
Fourth Quarter	$1.19	$0.49
Most recent six months
November 2002	$1.03	$0.71
December 2002	$1.19	$0.70
January 2003	$1.06	$0.79
February 2003	$1.20	$1.00
March 2003	$1.16	$0.78
April 2003	$0.89	$0.64

          B.          PLAN OF DISTRIBUTION

          Not applicable.

          C.          MARKETS

          Since our initial public offering on September 24, 1997, our ordinary shares have been traded on the Nasdaq National Market under the symbol RDCM. Prior to such date, there was no market for our ordinary shares

          D.          SELLING SHAREHOLDERS

          Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

             The following is a summary description of certain provisions of our memorandum of association and articles of association.

Objects and Purposes

             We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company. We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

             The full details of all our objects and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolution of our shareholders. One of the objects listed is to manufacture, market and deal with in all ways computer equipment, including communications equipment and all other equipment related in any way to such equipment. Some additional objects of ours listing include: having business relationships with representatives and agents; engaging in research and development; gaining intellectual property; engaging in business actions with other business owners; lending money when we deem it proper; dealing in any form of business (import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

             According to our articles of association, our board of directors is to consist of not less than three and not more than nine directors (which may be changed by resolution of the shareholders).

Election of Directors

             Directors, other than external directors, are elected by the shareholders at the annual general meeting of the shareholders or appointed by the board of directors. In the event that any directors are appointed by the board of directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following such appointment. Our shareholders may remove a director from office in certain circumstances. There is no requirement that a director own any of our capital shares. Directors may appoint alternative directors in their place.

Remuneration of Directors

             Directors’ remuneration is subject to shareholder approval, except for reimbursement of reasonable expenses incurred in connection with carrying out Directors’ duties.

Powers of the Board

             The Board of Directors may resolve to take action at a meeting when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting. A quorum of directors requires at least a majority of the directors then in office. The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove such director.

            The board of directors retains all power in running the company that is not specifically granted to the shareholders. The board of directors may, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for our purposes at such times and upon such terms and conditions in all respects as it deems fit, and, in particular, through the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of our property, both present and future, including our uncalled or called but unpaid capital for the time being.

Dividends

            The board of directors may declare dividends as it deems justified, but the final dividend for any fiscal quarter must be proposed by the board of directors and approved by the shareholders. Dividends may be paid in assets or shares of capital stock, debentures or debenture stock of us or of other companies. The board of directors may decide to distribute our profits among the shareholders. Dividends that remain unclaimed after seven years will be forfeited and returned to us. Unless there are shareholders with special dividend rights, any dividend declared will be distributed among the shareholders in proportion to their respective holdings of our shares for which the dividend is being declared.

            Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares. If we are wound up, then aside from any special rights of shareholders, our assets will be distributed among the shareholders in proportion to their respective holdings.

            Our articles of association allows us to create redeemable shares, although at the present time we do not have any such redeemable shares.

External Directors

             See “Item 6—Board Practices External Directors.”

Fiduciary Duties of Office Holders

            The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

            The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to utilize reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his position; and

•	all other important information pertaining to such actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties for the company and the performance of his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself, or for others; and

•	disclose to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder.

            Each person listed in the table above under “–Directors and Senior Management” above is an office holder. Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors. Under the Companies Law, directors’ compensation arrangements require the approval of the audit committee and the board of directors, in such order, and in a public company, the approval of the audit committee, the board of directors and the shareholders, in that order.

Conflict of Interest

            The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to the personal interest of the office holder’s relative, which such term is defined in the Companies Law as the person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction which is:

•	not in the ordinary course of business;

•	not on market terms; or

•	is likely to have a material impact of the company's profitability, assets or liabilities.

            Under the Companies Law, the board of directors may approve a transaction between the company and an office holder or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, the transaction requires the approval of the audit committee and the board of directors, in that order. In certain circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at such meeting or vote on such matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest. If a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest, shareholder approval is also required.

Changing Rights of the Shareholders

            The company may change the rights of owners of shares of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock. An enlargement of a class of stock is not considered changing the rights of such class of stock.

Shareholder Meetings

            The company has two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. We are required to give notice of general meetings no less than seven days before the general meetings. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company. If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the chairman of the board and the majority of the voting power represented at the meeting agree). At the postponed meeting, any two holders of ordinary shares (present in person or by proxy) will constitute a quorum. Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative.

Duties of Shareholders

            Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting power of a company if no other shareholder owns more than 50% of the voting power of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order. The shareholder approval must be by a majority vote, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor of the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting power of the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7–Related Party Transactions.”

            In addition, under the Companies Law each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing any power he or she has in the company, such as in shareholder votes. In addition, certain shareholders have a duty of fairness toward the company, although such duty is not defined in the Companies Law. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power in regard to the company.

Exculpation of Office Holders

            Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided that the articles of association of the company permit it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

            Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

•	a breach of an office holder's duty of care to us or to another person;

•	a breach of an office holder's duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon an office holder in favor of another person concerning an act performed by an office holder in his or her capacity as an office holder.

Indemnification of Office Holders

            Our articles of association provide that we may indemnify an office holder in respect of an obligation or expense imposed on the officer holder in respect of an act performed in his or her capacity as an office holder, as follows:

•	a monetary liability imposed on an office holder in favor of another person in accordance with a judgment, including a settlement or an arbitration award approved by a court; and

•	reasonable litigation expenses, including attorneys' fees, incurred by the office holder or which the office holder was ordered to pay by a court, in a proceeding we instituted against him or her or which was instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:

•	authorizing us to undertake in advance to indemnify an office holder, provided that the undertaking is restricted to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances; and

•	authorizing us to retroactively indemnify an office holder.

Limitations on Exculpation, Indemnification and Insurance

            The Companies Law provides that a company may not enter into a contract for the insurance of its office holders nor indemnify an office holder nor exempt an officer from responsibility toward the company, for any of the following:

•	a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;

•	any act or omission committed with the intent to unlawfully yield a personal profit; or

•	any fine imposed on the office holder.

            In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. Our audit committee, board of directors and shareholders resolved to indemnify and exculpate our office holders by providing them with indemnification agreements. We have a current policy for directors and officers liability insurance that covers a maximum liability of $15 million for each of the prospectus and non-prospectus policies, with a three-year premium of approximately $275,000. The policy was approved by our board of directors and shareholders on December 11, 2000.

Anti-Takeover Provisions; Mergers and Acquisitions

            The Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For the purpose of the shareholder vote of each party, unless a court rules otherwise, a statutory merger will not be deemed approved if a majority of the shares of one party to the merger which are not held by the other party to the potential merger (or by any person who holds 25% or more of the shares of the other party to the potential merger, or the right to appoint 25% or more of the directors of the other party to the potential merger) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of such party. Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies.

            In addition, provisions of the Companies Law that address “arrangements” between a company and its shareholders allow for “squeeze-out” transactions in which a target company becomes a wholly-owned subsidiary of an acquiror. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

            The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% share-holder of the company, unless there is already a majority shareholder of the company. The Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside of Israel, such as us. In any event, if as a result of an acquisition of shares a purchaser would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the company’s shares. If more than 95% of the outstanding shares are tendered in the tender offer, all shares that the purchaser offered to acquire are transferred to such purchaser.

            Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

C.	MATERIAL CONTRACTS

            For a summary of our material contracts, see “Item 7–Related Party Transactions” and “Item 4–Information on the Company–Property, Plants and Equipment.”

D.	EXCHANGE CONTROLS

            There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of our ordinary shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time and from time to time.

E.	TAXATION

Israeli Tax Considerations

            The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

            Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Tax Reform

            On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the tax reform, came into effect.

            The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds , directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax on Sales of Our Ordinary Shares" below;

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

•	Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

General Corporate Tax Structure

            Generally, Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits and Grants for Research and Development

            Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available through government grants are not deductible.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

            Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	deductions over an eight-year period for purchases of know-how and patents;

•	deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

            Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

            We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

            The Income Tax Law (Inflationary Adjustments), 1985, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

•	When the value of a company's equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•	If the depreciated cost of Fixed Assets exceeds a company's equity, then the product of such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Taxable gains on certain listed securities, which are taxed at a reduced tax rate following the tax reform (and which were previously exempt from tax), are taxable at the Company Tax rate in certain circumstances.

Capital Gains Tax on Sales of Our Ordinary Shares

            Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable solely to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

            Prior to the Tax Reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were quoted on Nasdaq or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

            Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as RADCOM). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

            Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

            In any event, the provisions of the tax reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

            In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

            Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “the U.S.- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents would be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents

            Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares in the 12 month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

            Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations may be subject to Israeli taxes on the sale of securities of an Israeli company, subject to the provisions of any applicable taxation treaty or unless a specific exemption is available.

            For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax on Sales of Our Ordinary Shares” above.

Foreign Exchange Regulations

            Dividends (if any) paid to the holders of our ordinary shares, any amounts payable upon our dissolution, liquidation or winding up, and as the proceeds of any sale of our ordinary shares in Israel may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

Law for the Encouragement of Capital Investments, 1959

            The Law for the Encouragement of Capital Investments, 1959, as amended, or the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than 36% as stated above) for the “Benefit Period”, a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. Under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

            A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company”. A “foreign investors’ company” is a company more than 25% of whose shares of capital stock and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. As specified below, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period is between 10% and 25%, depending on the level of foreign investment in each year.

            A company with an Approved Enterprise designation may elect (as we have done) to forego certain Government grants extended to Approved Enterprises in return for an “alternative package of benefits.” Under such alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investment Law for the remainder of such Benefits Period.

            A company that has elected such alternative package of benefits and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had the company not elected the alternative package of benefits (10%-25%, depending on the extent of foreign shareholders holding the company’s ordinary shares). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed out of the income derived in the tax exemption period. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See Note 8(B) to the Consolidated Financial Statements.

            In distributing dividends (if any), we may decide from which profits to declare such dividends for tax purposes in any given year. However, we are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year’s profits to declare dividends. We intend to permanently reinvest the amount of our tax-exempt income and not to distribute such income as a dividend. In the event that we pay a cash dividend from income that is derived from our Approved Enterprise and, thus, is tax exempt, we would be required to pay tax at the rate which would have been applicable had we not elected the alternative package of benefits (generally 10%-25%, as described above), and to withhold 15% at source for the dividend recipient, on the amount distributed and the corporate tax thereon.

            In 1993, our investment program in our Tel Aviv facility was approved as an Approved Enterprise under the Investments Law. We elected the alternative package of benefits in respect thereof. Our program for expansion of our Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994 and the approval thereof was received in February 1995. As we selected the alternative package of benefits for our program, once we begin generating taxable net income we will be entitled to a tax exemption with respect to the additional income derived from that program for six years and will be taxed at a 25% rate for one additional year. The approval provides that the tax rates on income allocated to our research and development and marketing and management activities (which are located in Tel Aviv) are to be determined by the Israeli tax authorities. The approval also provides that the six-year period may be extended to ten years if our application to the Investment Center for recognition as a “high technology” facility is approved. In this case we would not be entitled to an additional year at the 25% tax rate. In letters dated May 30, 1996 and June 16, 1996, the Israeli tax authorities provided that, for the purpose of determining our tax liability, our income will be allocated to our manufacturing plant (which is located in Jerusalem) and to our research and development center (in Tel Aviv), according to the formula described below. Income allocated to the manufacturing plant will benefit from a six-year tax exemption, and for the year immediately following, will be taxed at a 25% rate or benefit from a ten year tax exemption, while income allocated to the research and development center will benefit from a two-year exemption and for a five-year period immediately following will be taxed at a 25% rate. The tax authority further provided that the income allocated to our research and development center will be in an amount equal to the expenses of such center (after deducting the grants from the office of the Chief Scientist and adding royalties paid to the office of the Chief Scientist as well as a pro rata portion of our general and administrative expenses) plus a certain portion of our profit derived from our industrial activities, calculated as follows. If we are not profitable, no profits before tax will be allocated to the research and development center. If profits do not exceed 35% of sales, the profits allocated to the research and development center will be at a rate equal to our rate of profits on our sales, plus 5%, up to a maximum of 35%. In the event that profits exceed 35% of sales, the research and development center will be allocated profits at a 35% rate. The letter also states that the Israeli tax authorities may reexamine the above arrangement in 1998 or when we are granted an approval for an additional expansion, whichever is earlier, based on development in the manufacturing plant, the number of employees employed therein and its location. Any such new arrangement would be applied only with respect to tax years following the year in which we were notified of an intention to reexamine the arrangement.

            In December 1996, our request for a second expansion of our Approved Enterprise in Jerusalem was approved by the Investment Center. The investments relating to this expansion were completed as of April 15, 1998. In April 1998, we requested and received approval for a third expansion of our Approved Enterprise in Jerusalem for the period from April 16, 1998 to December 31, 1999. Each application to the Investment Center is reviewed separately and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest. We believe our Approved Enterprise operates in substantial compliance with all such conditions and criteria although none of the tax benefits have been utilized by RADCOM to date (subject to the tax assessments for the years 1998-1999). The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our program will continue to be approved and/or that we will continue to receive benefits for it at the current level, if at all. See “Item 3-Key Information – Risk Factors – Risks Relating to Our Location in Israel”.

United States Federal Income Tax Considerations

            Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

            This discussion considers only U.S. Holders that will own their ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

            This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Various legislative proposals are currently under consideration. Under such proposals, among other things, certain dividends would be excluded from income and individual income tax rates on ordinary income would be reduced. It is not clear at this time whether, or in what form, any of such legislative proposals (or other proposals) will be enacted, what the effective date of any such changes would be, and what other changes would be made that could further affect the tax consequences discussed herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder in light of such Holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including Holders that :

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or "financial services entities";

•	hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

•	acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	hold their shares through partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

            In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate tax.

            Each holder of ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

   Taxation of Ordinary Shares

            Taxation of Dividends Paid On Ordinary Shares. A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

            Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any Israeli taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

            U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

            Taxation of the Disposition of Ordinary Shares. Upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

            Anti-Deferral Regimes. Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. Holders (or to the direct or indirect beneficial owners of some non-U.S. Holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes, as well as their interaction with each other, are complex, and holders should consult their tax advisers with respect to any impact these regimes may have on the tax consequences of their ownership of our shares.

            Foreign Personal Holding Company Status. If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from our subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold ordinary shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

            Controlled Foreign Corporation Status. If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion by such 10% U.S. Holders in income of their pro rata share of our “Subpart F income” (as defined by the Code) and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of our ordinary shares, gain from the sale or exchange of our ordinary shares by a 10% U.S. Holder is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. If we were a CFC, we would not be a passive foreign investment company, as discussed below, with regard to any such 10% U.S. Holder. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

            Passive Foreign Investment Company Status. We would be a passive foreign investment company (a “PFIC”) for 2002 if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent. As discussed below, we believe that we were not a PFIC for 2002.

            If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

            As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

            Based upon our market capitalization during each year prior to 2001, we do not believe that we were a PFIC for any such year. Based upon independent valuations of our assets as of the end of each quarter of 2001 and 2002, we do not believe that we were a PFIC for 2001 or 2002 despite the relatively low market price of our ordinary shares during much of those years. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

            Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States,

•	the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

            U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding at a rate of up to 30% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

            Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

            The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

            We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

            As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not be required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

            The initial public offering of our ordinary shares, NIS 0.05 per share, commenced on September 24, 1997, and terminated after the sale of all the securities registered. The managing underwriters of the offering were Unterberg Harris, Pennsylvania Merchant Group Ltd. and Fahnestock & Co., Inc. We registered 2,645,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over-allotment option. Of such shares, we sold 2,645,000 ordinary shares at an aggregate offering price of approximately $25.1 million ($9.50 per share). Under the terms of the offering, we incurred underwriting discounts and commissions of approximately $1.7 million. We also incurred estimated expenses of $1.3 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $22.1 million. As of December 31, 2002, approximately $0.3 million of the net proceeds has been used for the construction of facilities; $7.0 million has been used for the purchase and installation of machinery and equipment; $3.0 million has been used for temporary investment in short-term bank deposits; approximately $0.3 million has been used for the repurchase of 123,372 of our ordinary shares; and approximately $4.3 million has been used for operational expenditures.

ITEM 15.	CONTROLS AND PROCEDURES

            Within 90 days prior to the date of this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be included in our periodic reports to the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

            In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their last evaluation.

            Although we believe our pre-existing disclosure controls and procedures and internal controls were adequate to enable us to comply with our disclosure obligations, as a result of such review we intend to implement changes, primarily to formalize and document procedures already in place.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

            The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	EXHIBITS

            The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit	Description
1.1	Memorandum of Association*
1.2	Articles of Association, as amended**
2.1	Form of ordinary share certificate*
4.1	2000 Share Option Plan**
4.2	1998 Employee Bonus Plan***
4.3	1998 Share Option Plan****
4.4	International Employee Stock Option Plan*****
4.5	Directors Share Incentive Plan (1997)******
4.6	Key Employee Share Incentive Plan (1996)*******
4.7	2001 Share Option Plan********
4.8	Lease Agreement, dated November 15, 2000, among Vitalgo Textile Industries
Ltd.,Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd.
and Radcom Ltd. (English summary accompanied by Hebrew
original)*********
4.9	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and Radcom Ltd. (English summary accompanied by Hebrew original)*********
4.10	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and Radcom Ltd. (English summary accompanied by Hebrew original)*********
4.11	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and Radcom Equipment, Inc.*********

Exhibit	Description
4.12	Lease Agreement, dated January 22, 2002, between Regus Business Centre and Radcom Ltd. ***********
4.13	Registration Rights Agreement by and among (i) RADCOM Ltd. and (ii) Yehuda Zisapel, Zohar Zisapel, Moty Ben-Arie and Zohar Gilon*
4.14	Registration Rights Agreement by and among (i) RADCOM Ltd. and
(ii) Walden Israel Fund L.P., Gadish Provident Fund Ltd., Tagmulim Central
Provident Fund, Keren Or Provident Fund, Katzir Provident Compensation
Fund Ltd., Keren Hishtalmut Le'akademaim Ltd., Dovrat Shrem Yozma Polaris
Fund L.P., Dovrat Shrem Skies '92 Fund Ltd., Dovrat Shrem Rainbow Fund
Ltd., Dovrat Shrem & Co. S.A. and Yaad Consulting & Management Services
(1995) Ltd.*
4.15	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and Radcom Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001*********
8	List of Subsidiaries
10	Consent of KPMG Somekh Chaikin Certified Public Accountants (Israel)
11	Consent of Blick Rothenberg Certified Public Accountants (UK)
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022).

** Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-07964).

*** Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244).

**** Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246).

***** Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248).

****** Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250).

******* Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254).

******** Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13252).

********* Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236).

********** Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000.

*********** Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001.

SIGNATURE

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADCOM LTD. By: Arnon Toussia-Cohen —————————————— Title: Chief Executive Officer

Date: May 9, 2003

CERTIFICATIONS

I,     Arnon Toussia-Cohen, certify that:

1.     I have reviewed this annual report on Form 20-F of Radcom Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 9, 2003

BY: /S/ —————————————— Arnon Toussia-Cohen Chief Executive Officer

I,     David Zigdon, certify that:

1.     I have reviewed this annual report on Form 20-F of Radcom Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

f.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

c.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

d.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 9, 2003

BY: /S/ —————————————— David Zigdon Chief Financial Officer

Radcom Ltd.

Consolidated Financial StatementsAs
of December 31, 2002

Radcom Ltd. and its consolidated subsidiaries

Consolidated Financial Statements

Contents
Page
Report of Independent Auditors	F-2
Financial Statements:
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-3 - F-4
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F-5
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001 and 2000	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-7 - F-8
Notes to the Consolidated Financial Statements	F-9 - F-52

Somekh Chaikin

Mail address PO Box 609 Tel Aviv 61006 Israel	Office address KPMG Millennium Tower 17 Ha'arba'a Street Tel Aviv 61070 Israel	Telephone: 972 3 684 8000 Fax: 972 3 684 8444

Report of Independent Auditors to the Board of Directors and Shareholdersof
Radcom Ltd.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (the “Company”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary, whose assets as a percentage of total consolidated assets constitute 0.2% as of December 31, 2002, and whose revenues constitute approximately 0.5% of consolidated revenues for the year ended December 31, 2002. The financial statements of this subsidiary were audited by other auditors whose report thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts emanating from financial statements of this subsidiary, is based solely upon the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the above-mentioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations, their changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International
Tel Aviv, Israel, January 26, 2003

Somekh Chaikin, a partnership registered under
the Israeli Partnership Ordinance, is a member of
KPMG International, a Swiss association.

Consolidated BalanceSheets

	December 31
	2002	2001
	US $ (in thousands)	US $ (in thousands)
Assets

Current Assets (Note 9A8)
Cash and cash equivalents (Notes 2E and 9A1)	7,207	3,860
Short-term bank deposits (Note 9A2)	3,006	6,655
Marketable securities (Notes 2F and 9A3)	-	1,825
Trade receivables, net (Notes 2G and 9A4)	2,983	3,596
Inventories (Notes 2H and 9A5)	2,182	2,652
Other current assets (Note 9A6)	601	1,489

Total current assets	15,979	20,077

Assets held for severance benefits (Note 5)	1,187	*986

Property and equipment, net (Notes 2I and 4)	2,263	3,243

Total Assets	19,429	24,306

Radcom Ltd. and its consolidated subsidiaries

	December 31
	2002	2001
	US $ (in thousands)	US $ (in thousands)
Liabilities and Shareholders' Equity

Current Liabilities (Note 9A8)
Trade payables	1,276	1,263
Other payables and accrued expenses (Note 9A7)	3,996	4,370

Total current liabilities	5,272	5,633

Long-Term Liabilities

Liability for employees severance pay benefits (Note 5)	1,813	*1,747

Total liabilities	7,085	7,380

Commitments and contingencies (Note 6)

Shareholders' equity (Notes 2O, 2S and 7)
Share capital **	57	57
Additional paid-in capital	38,146	38,012
Accumulated deficit	(25,859)	(21,143)

Total shareholders' equity	12,344	16,926

Total Liabilities and Shareholders' Equity	19,429	24,306

____________________________ Arnon Toussia-Cohen Chief Executive Officer and Director	____________________________ David Zigdon Chief Financial Officer

Date: January 26, 2003

*	Reclassified

**	39,990,680 Ordinary Shares of NIS 0.05 par value and 9,320 Deferred Shares of NIS 0.05 par value authorized as of December 31, 2002 and 2001; 10,636,179 Ordinary Shares and 9,320 Deferred Shares issued and outstanding as of December 31, 2002 and 2001.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. and its consolidated subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2002	2001	2000
	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)
Sales (Notes 2K and 9B1)	14,591	18,676	30,583
Cost of sales (Note 9B2)	5,047	(1) 8,811	*10,095

Gross profit	9,544	9,865	20,488

Operating expenses:
Research and development, gross
(Notes 2L and 9B3)	6,481	(1) 9,380	9,693
Less - royalty-bearing participation (Notes 2M and 6A1)	2,328	1,976	2,622

Research and development, net	4,153	7,404	7,071

Sales and marketing (Note 9B4)	8,306	(1) 11,513	*15,393

General and administrative (Note 9B5)	2,018	(1) 2,437	2,102

Total operating expenses	14,477	21,354	24,566

Operating loss	(4,933)	(11,489)	(4,078)

Financing income, net (Note 9B6):
Financing income	254	777	1,214
Financing expenses	(37)	(736)	(163)

Financing income, net	217	41	1,051

Taxes on income (Notes 2Q and 8)	-	-	-

Net loss for the year	(4,716)	(11,448)	(3,027)

Loss per share (Note 2R):
Basic loss per ordinary share (US$)	(0.449)	(1.089)	(0.293)

Diluted loss per ordinary share (US$)	(0.449)	(1.089)	(0.293)

Weighted average number of ordinary shares used
to compute basic loss per ordinary share	10,492,050	10,511,789	10,337,275

Weighted average number of ordinary shares used
to compute diluted loss per ordinary share	10,492,050	10,511,789	10,337,275

(1)	See Note 3A.

*	Reclassified — see Note 9B2(1).

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. and its consolidated subsidiaries

Consolidated Statements of Shareholders’ Equity

	Share capital			Accumulated
	Number of shares	Amount	Additional paid-in capital	other comprehensive loss	Accumulated deficit	Total
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)
Balance as of
January 1, 2000	10,099,039	52	36,515	(92)	(6,668)	29,807

Changes during 2000:
Net loss for the year	-	-	-	-	(3,027)	(3,027)
Net unrealized loss on
available for sale securities	-	-	-	(275)	-	(275)

Comprehensive loss						(3,302)

Exercise of options
and warrants	455,559	6	1,350	-	-	1,356
Redemption of loans
to employees	-	-	94	-	-	94
Acquisition of ordinary
shares by a subsidiary	(3,828)	*	*	-	-	-
Employees' stock
option compensation	-	-	95	-	-	95

Balance as of
December 31, 2000	10,550,770	58	38,054	(367)	(9,695)	28,050

Changes during 2001:
Net loss for the year	-	-	-	-	(11,448)	(11,448)
Net unrealized loss on
available for sale securities	-	-	-	(343)	-	(343)
Impairment of available for
sale securities	-	-	-	710	-	710

Comprehensive loss						(11,081)

Exercise of options	64,652	1	153	-	-	154
Redemption of loans
to employees	-	-	59	-	-	59
Acquisition of ordinary
shares by the Company	(123,372)	(2)	(282)	-	-	(284)
Employees' stock
option compensation	-	-	28	-	-	28

Balance as of
December 31, 2001	10,492,050	57	38,012	-	(21,143)	16,926

Changes during 2002:
Net loss for the year	-	-	-	-	(4,716)	(4,716)
Employees' stock option
compensation	-	-	134	-	-	134

Balance as of
December 31, 2002	10,492,050	57	38,146	-	(25,859)	12,344

* An amount less than US$1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. and its consolidated subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2002	2001	2000
	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)
Cash flows from operating activities:
Net loss for the year	(4,716)	(11,448)	(3,027)

Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:

Depreciation and amortization	1,400	1,705	1,767
Decrease in value and accrued interest from
marketable securities	17	879	125
Decrease (increase) in value and accrued interest, net,
from short-term bank deposits	49	(55)	93
Loss from sale of property and equipment	11	122	35
Employees' stock option compensation	134	28	95
Increase (decrease) in severance pay	(135)	313	(180)
Decrease (increase) in trade receivables, net	613	4,268	(1,706)
Decrease in other current assets	888	678	1,227
Decrease (increase) in inventories	356	2,218	(1,119)
Increase (decrease) in trade payables	84	(1,555)	1,355
Increase (decrease) in other payables and
accrued expenses	(374)	(1,070)	1,345

Net cash provided by (used in) operating activities	(1,673)	(3,917)	10

Cash flows from investing activities:
Redemption of short-term bank deposits	6,600	-	6,000
Investment in short-term bank deposits	(3,000)	(6,600)	-
Investment in marketable securities	-	-	(115)
Proceeds from sale of marketable securities	1,808	2,595	-
Proceeds from sale of property and equipment	46	312	203
Purchase of property and equipment	(434)	(1,196)	(1,965)

Net cash provided by (used in) investing activities	5,020	(4,889)	4,123

Radcom Ltd. and its consolidated subsidiaries

Consolidated Statements of Cash Flows (cont’d)

	Year ended December 31
	2002	2001	2000
	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)
Cash flows from financing activities:
Decrease in short-term bank credit	-	(21)	(608)
Issue of share capital	-	154	1,356
Redemption of loans to employees	-	59	94
Acquisition of Company's ordinary shares by
the Company	-	(284)	-

Net cash provided by (used in) financing activities	-	(92)	842

Increase (decrease) in cash and cash equivalents	3,347	(8,898)	4,975

Cash and cash equivalents at beginning of year	3,860	12,758	7,783

Cash and cash equivalents at end of year	7,207	3,860	12,758

Schedule A — Significant Non-Cash Investing Activities

(1)	Purchase of property and equipment on credit in the amount of US$ 32 thousand, US$ 103 thousand and US$ 232 thousand as at December 31, 2002, 2001 and 2000, respectively.

(2)	Net unrealized loss on available for sale securities during the year ended December 31, 2000 in the amount of US$ 275 thousand.

Supplemental disclosures

Cash paid for taxes during the years ended December 31, 2002, 2001 and 2000 amounted to US$ 112 thousand, US$ 63 thousand and US$ 109 thousand, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 1 — General

Radcom Ltd. (the "Company") is an Israeli corporation which operates in one business segment of communication networks. The Company develops, manufactures, markets and supports internetworking test solutions and quality management for a variety of voice and converged data.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the “US Subsidiary”), which was incorporated in 1993 under the laws of the state of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing in North America of internetworking test equipment manufactured by and imported from the Company.

In July 1996, the Company incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd. (the “Israeli Subsidiary”), intended to make various investments, including in securities. As at the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares.

In August 2001, the Company incorporated a wholly-owned subsidiary in the United Kingdom, Radcom (UK) Limited (the “UK Subsidiary”). The UK subsidiary is primarily engaged in business development activities in the United Kingdom.

Note 2 — Significant Accounting Policies

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Certain definitions

Group — The Company and its subsidiaries

CPI — Israeli Consumer Price Index

NIS —New Israeli Shekel

B.	Financial statements in US dollars (“dollars”)

Substantially all of the Company’s sales are made outside Israel (see Note 9B1 regarding geographical distribution). All sales outside Israel are denominated in dollars. Most purchases of materials and components, and most marketing costs, are incurred outside Israel, primarily in transactions denominated in dollars. In addition, the sales in Israel as well as the majority of expenses in Israel are denominated in dollars or linked thereto. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the US dollar, which is used as the functional currency of the Company.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 2 — Significant Accounting Policies (cont’d)

B.	Financial statements in US dollars (“dollars”) (cont’d)

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars as follows:
•	Monetary items - at the current exchange rate at balance sheet date.
•	Non-monetary items - at historical exchange rates.
•	Income and expenditure items - at exchange rates current as of date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations as financing income or expenses, as appropriate.

Amounts in the financial statements representing the dollar equivalents of balances denominated in other currencies do not necessarily represent their real or economic value in dollars and they may not necessarily be exchangeable for dollars.

The consolidated financial statements have been prepared in accordance with the historical cost convention.

C.	Estimates and assumptions in the consolidated financial statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates.

D.	Principles of consolidation

The Consolidated Financial Statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

E.	Cash and cash equivalents

The Company considers all highly liquid deposit instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 2 — Significant Accounting Policies (cont’d)

F.	Marketable securities

In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), the Company has classified its marketable securities as available for sale. Such marketable securities are stated at market value.

Unrealized gains and losses are reported as a separate component of shareholders’ equity and comprehensive income (loss). Other-than-temporary impairment is included in financial income (expenses).

Realized gains and losses are included in financing income (expenses), net.

G.	Trade receivables, net

Trade receivables are recorded less the related allowance for doubtful accounts receivable.
Management, considering current information and events regarding the customers’ability to repay their obligations, consider accounts receivable to be doubtful when it is probable that the Group will be unable to collect all amounts.

The balance sheet allowance for doubtful debts for all periods through December 31, 2002 is determined as a specific amount for those accounts the collection of which is uncertain.

H.	Inventories

Inventories are stated at the lower of cost or net realizable value.
Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis. In addition, inventories write-off and write-down provisions are provided according to management’s estimation to cover risks arising from slow-moving items or technological obsolescence.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 2 — Significant Accounting Policies (cont’d)

I.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Products used for research and development (unless no alternative use exists), demonstration and limited term rental equipment are capitalized at amounts equal to their production costs.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, as estimated by the Company.

Annual rates of depreciation are as follows:

%
Demonstration and rental equipment	33
Research and development equipment having alternative
future use	20 - 50
Motor vehicles	15
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	*

* At the shorter of the lease period or useful life of the leasehold improvement.

Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

J.	Impairment of long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, replacing SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of SFAS 144 has no impact on the Company’s results of operations.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 2 — Significant Accounting Policies (cont’d)

K.	Revenue recognition

1.	Revenue from product sales is recognized in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB No. 101”) upon shipment to customers, when no right of return exists, no significant obligations on the part of the Company with respect to the shipped products remain and collection is probable. Amounts received from customers prior to product shipments are classified as advances from customers.

The Company generally does not grant rights of return except for defective products for which a warranty allowance is recorded at the time of shipment. In certain circumstances, the Company has granted limited rights of return. In these situations, the Company has deferred revenue until such time as the right of return has expired.

2.	The Company provides up to two years of software maintenance (post contract customer support — “PCS”) as a part of the purchase price of its products. During the PCS period for software the Company provides telephone support and maintenance releases if and as developed. The Company does not commit to provide any software or support services which are deemed significant vendor obligations in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”).

Revenue attributable to PCS to be provided during the maintenance period is unbundled utilizing the Company’s specific price lists for such maintenance service and deferred at the time of the initial sale and recognized ratably over the maintenance period in accordance with SOP 97-2.

3.	Revenues from extended PCS is recognized ratably over the contract period.

L.	Research and development costs

1.	Research and development costs are charged to the statement of operations as incurred.

2.	Software development costs are capitalized in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Expenditures incurred during the period between attaining technological feasibility and general release of the associated product have been immaterial and accordingly have been expensed.

M.	Government grants

The Company receives royalty bearing participation, which represents participation of the Government of Israel (Office of the Chief Scientist — “OCS”) in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 2 — Significant Accounting Policies (cont’d)

N.	Allowance for product warranty

It is the Company’s policy to grant a product warranty for a period of up to 24 months on its hardware products. The balance sheet provision for warranties for all periods through December 31, 2002, is determined as a percentage of sales during the year, based upon the Company’s past experience regarding the relationship between sales and warranty expenses. As to software see Note 2K(2) above.

O.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its stock option plans for employees and directors. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123.

P.	Comprehensive income

The Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statement of shareholders’ equity. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company’s financial position or results of operations.

Q.	Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 2 — Significant Accounting Policies (cont’d)

R.	Loss per share

Basic and diluted loss per ordinary share is presented in conformity with SFAS No. 128 “Earnings Per Share”, for all years presented. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share reflects the effect of ordinary shares issued upon exercise of stock options and warrants. The common stock equivalent of anti-dilutive securities is not included in the computation of diluted loss per share.

S.	Treasury stock

Acquisitions of the Company’s shares by the Company and the Company’s subsidiaries are deducted from the share capital and additional paid-in capital, respectively.

T.	Segment reporting

In 1998, the Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. The statement requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 does not affect the disclosure of the consolidated financial statements of the Company, since the Company is engaged in only one segment.

U.	Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 2 — Significant Accounting Policies (cont’d)

V.	Recent enacted accounting pronouncements

1.	In December 2002, the FASB issued SFAS 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results. The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As at the balance sheet date, the Company continues to apply APB 25. The Company has adopted the disclosure requirements of SFAS 148 (see Note 7D).

The following table illustrates the effect on net loss and loss per ordinary share if the Company had applied the fair value recognition provisions of SFAS 123:

	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2000
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Net loss as reported	(4,716)	(11,448)	(3,027)
Application of compensation expenses
according to SFAS 123	(1,160)	(2,265)	(2,205)

Net loss - pro forma	(5,876)	(13,713)	(5,232)

Basic loss per share as reported (US$)	(0.449)	(1.089)	(0.293)

Pro forma basic loss per share (US$)	(0.560)	(1.305)	(0.506)

2.	See additional recent enacted accounting pronouncements in Note 12.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 3—	Employee Layoffs, Inventories Write-Off, Provision for Doubtful Debts, and Assets Write-Off

A.	During the year 2001, the Company’s management adjusted their forecast for the 2001 fiscal year and year 2002 turnover, due to the sharp and unexpected decline in demand for telecommunication equipment, including the Company’s products. Based on its updated estimate, Management decided to dismiss approximately 50 employees (about 23% of its workforce), and adjust the value of certain assets of the Company.

1.	Employee Layoffs

Management recorded a provision for employee layoffs in 2001 which amounted to US$ 1,200 thousand. This charge was recorded in cost of sales (US$ 275 thousand), gross research and development (US$ 645 thousand), sales and marketing (US$ 260 thousand) and general and administrative expenses (US$ 20 thousand).

2.	Inventories Write-Off

Management wrote-off inventories in 2001 which amounted to US$ 1,061 thousand which in their estimate, reflects reduction of inventories to their realizable value. This charge was recorded in cost of sales.

3.	Provision for Doubtful Debts and Others

Management recorded a provision for doubtful debts and others in 2001 which amounted to US$ 401 thousand. This charge was recorded in general and administrative expenses.

4.	Assets Write-Off

Management recorded in 2001 a charge in respect of write-off of demonstration equipment and other assets which amounted to US$ 115 thousand and US$ 60 thousand, respectively, which were recorded in sales and marketing expenses and gross research and development, respectively.

B.	1.	In January 2002, the Company reduced salaries for both management and non-management employees.

2.	In 2002, management recorded a provision for doubtful debts which amounted to US$ 338 thousand related to the bankruptcy of the Company’s distributor in Canada. This charge was recorded in general and administrative expenses.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 4 — Property and Equipment, Net

A.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2002	2001
	US $ (in thousands)	US $ (in thousands)
Cost
Demonstration and rental equipment	3,709	3,621
Research and development equipment	4,110	3,917
Motor vehicles	198	299
Manufacturing equipment	1,062	927
Office furniture and equipment	1,237	1,247
Leasehold improvements	543	523

	10,859	10,534

Accumulated depreciation
Demonstration and rental equipment	3,352	3,005
Research and development equipment	3,185	2,575
Motor vehicles	104	115
Manufacturing equipment	740	609
Office furniture and equipment	880	709
Leasehold improvements	335	278

	8,596	7,291

	2,263	3,243

B.	Depreciation expenses amounted to US$ 1,400 thousand, US$ 1,685 thousand and US$ 1,737 thousand for the years ended December 31, 2002, 2001 and 2000, respectively.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 5 — Liability for Employees Severance Pay Benefits

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and to employees who leave its employment under certain other circumstances.

The Company’s liability for severance pay benefits is covered mainly by deposits with recognized funds in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employees multiplied by the number of years of employment as of the balance sheet date. The provision for employee severance pay benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included in the balance sheet represent the Company’s contributions to severance pay funds and to insurance policies.

The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.

Severance pay expenses for the years ended December 31, 2002, 2001 and 2000 amounted to US$ 333 thousand, US$ 1,327 thousand (see also Note 3A(1)) and US$ 358 thousand, respectively.

Note 6 — Commitments and Contingencies

A.	Royalty commitments

1.	The Company received research and development grants from the Office of the Chief Scientist (the “OCS”). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage on revenues from products developed from research and development projects financed. Royalty rates were 3%-3.5% in 2002 and 2001, and will be the same in subsequent years.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the Libor rate.

The Company’s total outstanding contingencies in respect of royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$ 14.2 million as of December 31, 2002.

2.	According to the Company’s agreements with the Israel — US Bi-National Industrial Research and Development Foundation (“BIRD-F”), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F’s grant (linked to the United States Consumer Price Index) relating to such products.

As of December 31, 2002 total grants received, net of royalties paid or accrued, amounted to approximately US$ 275 thousand.

Radcom Ltd. (an Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 6 — Commitments and Contingencies (cont’d)

A.	Royalty commitments (cont’d)

3.	The Company is committed to pay royalties to certain companies (including related parties) for the integration of certain of these companies’ technologies into certain of the Company’s products. Royalties are payable based on the volume of sales of such products, as long as the Company uses such technologies, without limit as to the amount.

Such royalties are based on a fixed amount per product sold by the Company, or a percentage of the list price of such products.

B.	Rental commitments

Premises occupied by the Company and the US Subsidiary are rented under various rental agreements with related parties (see Note 10).

The rental agreements for the premises in Tel Aviv and New Jersey expire on December 31, 2005 and on January 31, 2006, respectively. Since January 2002, a part of the premises in New Jersey are leased to a sublessee according to a sublease agreement which expires in January 2006 at a yearly rate of US$ 41 thousand. In addition, the Company rented additional office premises in Tel Aviv. This rental agreement expires on October 20, 2004. Some of these agreements are renewable at the Company’s option. Minimum future gross rental payments due under the above agreements, at exchange rates in effect on December 31, 2002, are as follows:

Year ended December 31	US$ (in thousands

2003	677
2004	677
2005	633

Rental expenses (net of premises under sublease agreement) amounted to US$ 744 thousand, US$ 875 thousand and US$ 709 thousand, for the years ended December 31, 2002, 2001 and 2000, respectively.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 6 - Commitments and Contingencies (cont’d)

C.	Operating leases

The Company leases a number of motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2002, non-cancelable operating rentals are payable as follows:

Year ended December 31	US $ (in thousands)

2003	327
2004	108

During 2002, 2001 and 2000, an amount of US$ 473 thousand, US$ 431 thousand and US$ 120 thousand, respectively, was recognized as an expense in the statement of operation in respect of operating leases.

D.	Indemnification agreements

In December 2000, the annual general meeting of the shareholders of the Company resolved to approve an unlimited indemnification agreements with the Company’s directors and officers with regard to any financial obligation imposed by a court judgment or related settlements and all reasonable litigation expenses in respect of acts performed in their capacity as directors and officers.

In 2000, the Company entered into a directors and officers liability insurance policy regarding acts and omissions of officers and directors.  The policy covers a maximum liability of US$ 15,000 thousand.  In December 2000, the annual general meeting of the shareholders of the Company approved this insurance policy.

E.	Purchase of inventory

On November 6, 2002, an amendment of an agreement dated June 1, 1999 was signed between the Company and a supplier.  In accordance with the amendment the Company undertook to purchase chips for the total amount of US$ 530 thousand, of which US$ 265 thousand will be paid upon the signing of the agreement and the balance will be paid upon delivery of the chips and/or on March 1, 2003, whichever earlier. As at December 31, 2002, the Company had purchased chips in the total amount of US$ 110 thousand, of which US$ 55 thousand was against an advance payment. Furthermore, as at December 31, 2002, the Company had made an advance payment in the amount of US$ 210 thousand which is included in other current asset.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 6 - Commitments and Contingencies (cont’d)

F.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist mainly of cash, investments and trade receivables.

Cash and cash equivalents, short-term deposits and marketable securities are maintained by major financial institutions in Israel and in the United States.

The Company grants credit to customers without generally requiring collateral or security.  The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base.

G.	See Note 11A.

Note 7 - Shareholders’ Equity

A.	Share capital

	December 31, 2002 and 2001

	Authorized	Issued	Outstanding

	Number of shares

Ordinary Shares of NIS 0.05 par value (1)	39,990,680	*10,636,179	*10,636,179
Deferred Shares of NIS 0.05 par value (2)	9,320	9,320	9,320

*	Include 20,757 Ordinary Shares which are held by a subsidiary and 123,372 Ordinary Shares which are held by the Company (see 1(b) below).

The Company’s Ordinary Shares are traded in the United States on the over-the-counter market and are listed on the Nasdaq National Market.

(1)	(a)	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

	(b)	In March and April 2001, the Company purchased 123,372 shares of the Company’s Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

(2)	Deferred Shares confer only the right to their par value upon liquidation of the Company. The Deferred Shares are non-voting and non-participatory.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

B.	Dividends

Dividends may be paid by the Company only out of unconsolidated earnings and other surplus in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Such dividends will be declared and paid in New Israeli Shekels. There are no restrictions on the ability of the US Subsidiary and the UK Subsidiary to transfer funds to their parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends (see also Note 8B1(f)).

C.	Share option plans

1.	The Company has granted options under option plans as follows:

	a.	Directors share option plan

In September 1999, the Annual General Meeting of the shareholders of the Company resolved (following approval by the Audit Committee and the Board of Directors of the Company) to reserve 475,000 Ordinary shares for the purposes of the Director plan, of which 225,000 options were granted to the Directors, at an exercise price of US$ 4.5312 per share.  40,000 of these options were cancelled, and 20,000 of these options were forfeited.

In December 2000, the Annual General Meeting of the Company granted additional options to purchase 100,000 Ordinary Shares at an exercise price of US$ 4.50 per share.  45,000 of these options were cancelled.

On January 1, 2002, the Board of Directors of the Company resolved to grant options to purchase 165,000 Ordinary Shares to directors of the Company.  Of these options, the Chairman of the Board was granted 45,000 options.  In September 2002, these grants were approved by the Company’s shareholders at the Annual General Meeting (see also Note 11B).

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

	b.	Employee option plans

		(1)	On November 16, 1998, the Board of Directors of the Company resolved:

			(a)	to replace the then existing Employee Incentive Option Plan (1996) with the following three other plans:

				A.	The Radcom Ltd. 1998 Share Option Plan (the “3(9) Plan”)

Under this plan the Company grants options to purchase Ordinary shares of a par value of 0.05 New Israeli Shekel.
The plan is made pursuant to the provisions of section 3(9) of the Israeli Income Tax Ordinance.
Exercise price shall be determined by the Committee.
The options and the right to acquire shares shall terminate within 10 years after the date of the grant.

				B.	The Radcom Ltd. 1998 Employees Bonus Plan (the “Radcom Bonus Plan”)

The options allotted under the plan were deposited with a trustee.

Exercise of the options and sale of the shares issued as a result of the exercise can be implemented only through the trustee.

In accordance with the plan, the trustee received irrevocable instructions from the Company to sell two years after the date of the grant (the “exercise date”) all the shares issued as a result of exercising all the options in respect of which their vesting period has ended, on the condition that the price of the Company’s shares is equal to or higher than 125% of the exercise price on the date of sale.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

	b.	Employee option plans (cont’d)

		(a)	to replace the then existing Employee Incentive Option Plan (1996) with the following three other plans: (cont’d)

			B.	The Radcom Ltd. 1998 Employees Bonus Plan (the “Radcom Bonus Plan”) (cont’d)

The trustee will attempt to sell the shares during the 20 trading days after the exercise date if the condition regarding the price is fulfilled.  If the condition is not fulfilled, the right to exercise the options will be deferred to the beginning of the first quarter subsequent to the exercise date.  If the price of the Company’s shares is lower than 125% of the exercise price, the right to exercise the options will be deferred to the beginning of the second quarter and so on over the six years from the date of their allotment.  If on the last quarterly exercise date the condition is not fulfilled then the right to exercise the options will be deferred to the final exercise date, six years after the date of the grant.

If on the final exercise date the market price of the shares is lower than 115% of the exercise price the options will lapse, will not be exercisable and will be cancelled.

Gains from the sale of the shares are taxed in accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, its related regulations and arrangements with Tax Authorities.

The plan was accounted for as a noncompensatory plan in accordance with paragraphs 7 and 8 of APB No. 25.

			C.	The Radcom Ltd. International Employee Stock Option Plan (the “International Plan”)

The plan grants options to purchase Ordinary Shares of a par value of NIS 0.05, for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries.

The options will be for a term of 10 years (5 years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

1.	The Company has granted options under option plans as follows: (cont’d)

	b.	Employee option plans (cont’d)

		(b)	to reserve 720,000 Authorized, but unissued Ordinary shares, of a par value of NIS 0.05 each, of the Company for purposes of the three Option Plans; and -

(c)

to equalize the exercise price of the options in the 3(9) plan, the Radcom Plan and the International Plan, to the share market price at that day, which was US$2.375.  The Board of Directors also resolved to extend the vesting period of the unvested options (at the date of the resolution) granted to officers (the 3(9) plan) and to the company’s subsidiary’s employees (the International Plan) by one year.  Since the exercise price reflects the fair value of the ordinary shares at date of a repricing, no compensation has been recorded in accordance with EITF 87-33.

		(2)	2000 share option plan

During 2000, the annual general meeting of the shareholders of the Company adopted the Company’s 2000 share option plan (the “2000 Share Option Plan”).

The 2000 Share Option Plan grants options to purchase Ordinary Shares of a par value of NIS 0.05.  These options are granted pursuant to the 2000 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

The Company’s share incentive committee will determine whether the options will be granted pursuant to Section 102 of the Income Tax Ordinance (New Version) - 1961 (“102 Options”) or Section 3(9) of the Income Tax Ordinance (New Version) - 1961 (“3(9) Options”).

On July 17, 2000 the Board of Directors of the Company resolved to reserve 650,000 Ordinary Shares for issuance pursuant to the 2000 Share Option Plan.

		(3)	2001 share option plan
During 2000, the annual general meeting of the shareholders of the Company adopted the Company’s 2001 share option plan (the “2001 Share Option Plan”).

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

1.	The Company has granted options under option plans as follows: (cont’d)

	b.	Employee option plans (cont’d)

		(3)	2001 share option plan (cont’d)

The 2001 Share Option Plan grants options to purchase Ordinary Shares of a par value of NIS 0.05.  These options are granted pursuant to the 2001 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

The Company’s share incentive committee will determine whether the options will be granted pursuant to Section 102 of the Income Tax Ordinance (New Version) - 1961 (“102 Options”) or Section 3(9) of the Income Tax Ordinance (New Version) - 1961 (“3(9) Options”).

On December 11, 2000 the Annual General Meeting of the shareholders of the Company resolved (following approval by the Audit Committee and the Board of Directors of the Company) to reserve 4% from the Outstanding Ordinary Shares of the Company, every year for three years starting January 1, 2001 and ending December 31, 2003, for the purposes of the 2001 Share Option Plan.

On January 1, 2002, the Board of Directors of the Company resolved to grant options to purchase 480,000 Ordinary Shares to officers of the Company under the 2001 Share Option Plan.  Of these options, the Chief Executive Officer was granted 120,000 options.

		(4)	2003 Share Option Plan

In December 2002, the Board of Directors of the Company approved the Company’s 2003 share option plan (the “2003 Share Option Plan”).  The adoption of this plan is subject to the approval of the Company’s shareholders at the next annual general meeting.

The 2003 Share Option Plan grants options to purchase Ordinary Shares of a par value of NIS 0.05.  These options are granted pursuant to the 2003 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

1.	The Company has granted options under option plans as follows: (cont’d)

	b.	Employee option plans (cont’d)

		(4)	2003 Share Option Plan (cont’d)

The Company’s share incentive committee will determine whether the options will be granted pursuant to Section 102 of the Income tax Ordinance (New Version) - 1961 (“102 Options”) or Section 3(9) of the Income Tax Ordinance (New Version) - 1961 (“3(9) Options”).

With respect to 102 Options, the Board of Directors elected the “Capital Gains Route” (see Note 8A(2)) for the first year.

The Board of Directors of the Company resolved to reserve 3% from the Outstanding Ordinary Shares of the Company for the purposes of the 2003 Share Option Plan (See also Note 11B).

(5)

During 2002, the Board of Directors granted options to employees under the 2001 Share Option Plan, the 2000 Share Option Plan, the 3(9) Plan and the International Plan.  During 2001, the Board of Directors granted options to employees under the 2000 Share Option Plan and the International Plan.  All grants in 2002 and 2001 were at exercise prices which reflect the market value of the Ordinary Shares at grant date.

		(6)	Repricing of options

On October 22, 2001, the Board of Directors of the Company resolved to reprice 439,815 options which had been granted to employees of the Company and its subsidiary under the 2000 Share Option Plan and the International Plan.  According to the resolution of the Board, the exercise price of these options was reduced to zero, subject to the following conditions:  the aggregate amount of options issued to the employee was reduced by 25%; the vesting period of all options was amended to a period of three years commencing on the date of resolution; and for a period of two years commencing on the date of resolution the employee shall not be permitted to exercise the options if the market price on the date of exercise shall be under US$ 3.00 per share.

The repricing of the options was accounted for as new measurement date in accordance with FIN 44.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

2.	Stock options under the Directors’ Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan and the 2001 Share Option Plan:

	December 31, 2002

	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)

	No. of options		US$	Years	Years

The Directors’ Share Option Plan	273,866	183,334	1.84-6.25	3	5

The Radcom Bonus Plan	235,532	2,000	2.3125-13.375	3	6

The Radcom 3(9) Plan	474,050	71,750	0.51-5.75	3-6	10

The International Plan	86,120	132,670	0.00-3.875	1-4	10

The 2000 Share Option Plan	194,426	490,268	0.00-6.125	3-4	10

The 2001 Share Option Plan	-	543,000	0.51-1.84	3-4	10

	1,263,994	1,423,022

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

2.	Stock options under the Director Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan and the 2001 Share Option Plan: (cont’d)

	December 31, 2001

	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)

	No. of options		US$	Years	Years

The Directors’ Share Option Plan	286,533	91,667	4.5-9.5	2-4	5

The Radcom Bonus Plan	207,503	33,527	2.3125-13.375	3	6

The Radcom 3(9) Plan	390,532	216,832	2.3125-5.75	3-6	10

The International Plan	50,078	165,166	0.00-10.063	3-4	10

The 2000 Share Option Plan	74,335	503,714	0.00-6.125	3	10

	1,008,981	1,010,906

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

3.	Stock options under the Directors Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the warrants:

	Number of options	Weighted average exercise price	Weighted average value of options granted (1)

		US$	US$

Options unexercised as at January 1, 2000	2,525,612	4.387	4.12
Granted during 2000	1,084,398	6.147	6.194
Exercised during 2000	(695,774)	3.182	2.56
Forfeited during 2000	(431,076)	3.614	2.785

Options unexercised as at December 31, 2000	2,483,160	5.092	5.318
Granted during 2001	148,600	1.523	1.338
Exercised during 2001	(64,652)	2.375	2.08
Expired during 2001	(115,004)	6.857	3.577
Forfeited during 2001	(432,217)	5.32	5.115

Options unexercised as at December 31, 2001	2,019,887	3.492	2.52
Granted during 2002	1,045,570	1.677	0.837
Expired during 2002	(217,852)	6.669	4.405
Forfeited during 2002	(160,589)	2.472	2.252

Options unexercised as at December 31, 2002	2,687,016	2.593	1.729

(1)	The fair value of each option grant is estimated on the date of grant using the Black – Scholes option-pricing model.

(2)

As at December 31, 2002, 2001 and 2000, the number of options exercisable was 1,263,994, 1,008,981 and 792,050, respectively, and the total number of authorized options was 3,465,103, 3,040,479 and 2,683,131, respectively.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

	(3)	To be paid in NIS based at the rate of exchange of the dollar on the date of payment as follows:

	December 31,

	2002	2001	2000

Exercise price (US $ per share)	Number of options

0.00	395,890	439,815	—
0.51-1.84	1,081,054	108,650	—
2.3125 - 2.375	365,768	427,450	516,993
2.50 - 4.90	402,770	415,602	672,067
5.1875 - 5.8125	273,000	274,001	316,000
6.125 -6.50	157,200	225,701	728,100
7.3125- 8.125	—	334	19,000
9.50	—	86,000	132,000
9.9375- 13.375	11,334	42,334	89,000
16.875	—	—	10,000

	2,687,016	2,019,887	2,483,160

D.	Effect of SFAS 123

The Company applies APB 25 and related interpretations in accounting for stock options to employees and directors.

The unamortized balance of the compensation expenses according to SFAS 123 in respect of these stock option grants amounted to US$ 1,154 thousand as of December 31, 2002, which will be amortized in accordance with the vesting period of the options by the end of fiscal 2006.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 7 - Shareholders’ Equity (cont’d)

D.	Effect of SFAS 123 (cont’d)

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2002, 2001 and 2000 would have been as follows:

	Year ended December 31 2002	Year ended December 31 2001	Year ended December 31 2000

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net loss as reported	(4,716)	(11,448)	(3,027)
Application of compensation expenses according to SFAS 123	(1,160)	(2,265)	(2,205)

Net loss - pro forma	(5,876)	(13,713)	(5,232)

Basic loss per share as reported (US$)	(0.449)	(1.089)	(0.293)

Pro forma basic loss per share (US$)	(0.560)	(1.305)	(0.506)

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes options pricing model with the following assumptions:

1.	The current price of the stock is the fair market value of such shares on the grant date.

2.	Dividend yield of zero percent for all relevant years.

3.	Risk free interest rates for dollar linked financial investments as published by the Tel Aviv Stock Exchange are as follows:

%

Year ended December 31, 2000	6 - 7
Year ended December 31, 2001	2.5 - 5
Year ended December 31, 2002	1.5 - 2

4.	Expected lives of 3-10 years (as of the date of the grant) for each option granted.

5.	Expected annual volatility of 45.1%, 90.4% and 384.3% for the years ended December 31, 2002, 2001 and 2000, respectively.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 8 - Taxes on Income

A.	Israel Tax Reform

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows:

1.	Transfer pricing of international transactions with related parties

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad.  Detailed provisions are to be included in Income Tax Regulations that have yet to be issued.  Although the Company considers the transfer pricing policy adopted with foreign affiliates is to be economically fair, an adjustment may be required following the issue of the Regulations.

2.	Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans.  Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% (the “Ordinary Income Route”) or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% (the “Capital Gains Route”).  Where there is no trustee arrangement, the employee is fully taxed and no expense is allowed to the Company.  There are detailed provisions for implementing these tracks.  The Company is considering the alternatives.

3.	Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.	Capital gains tax

Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.	Carryforward capital losses

The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 8 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”)

1.	Rates

(a)

The Company’s first investment program has been granted “Approved Enterprise” status under the Law.  For this program, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions.  Pursuant thereto, the income of the Company derived from its Approved Enterprise program is tax-exempt for the periods stated below and will enjoy reduced tax rates thereafter as follows:

Income derived from the Company’s Approved Enterprise program will be tax exempt during the first two of the seven-year period in the tax benefits period, and is subject to a reduced tax rate of 25% during the remaining five years.  The seven-year period of benefits will commence in the year in which the enterprise first generates taxable income, provided that 14 years have not passed since the year in which the approval was granted, and 12 years have not passed since the year in which the Approved Enterprise became operational (1994).

The final report as to the completion of investments under this program was approved by the Investment Center of the Ministry of Industry and Commerce (hereafter “Investment Center”) on December 1, 1994.  The Company has not utilized benefits of this program to date.

(b)

The Company’s program for expansion of its Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994, and the approval was received in February 1995.  As the Company has elected to apply the alternative benefits method for this program, the Company will be entitled to a tax exemption with respect to the additional income derived from that program for six years and will be taxed at a 25% rate for one additional year. The six-year period may be extended to ten years if the Company’s application to the Investment Center for recognition as a “High Technology” facility is recognized.  In this case, the Company will not be entitled to an additional year of being taxed at a 25% rate.  In letters dated May 30, 1996 and June 16, 1996, the Israeli tax authorities provided that, for the purpose of determining the Company’s tax liability, the Company’s income will be allocated to its manufacturing plant and to its research and development center, according to a formula based on the net costs plus royalties of the research and development center and the Company’s profitability.  Income allocated to the manufacturing plant will benefit from either (i) a six-year tax exemption, and for the year immediately following will be taxed at a 25% rate or (ii) a ten year tax exemption as described above, while income allocated to the research and development center will benefit from a two-year exemption and will be taxed at a 25% rate for a five-year period immediately following.

The final report as to the completion of investments under this program was approved by the Investment Center on April 1, 1997. The Company has not utilized benefits of this program to date.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2002

Note 8 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont’d)

1.	Rates (cont’d)

(c)

The Company’s request for a second expansion of its approved enterprise was submitted to the Investment Center for an approval in March 1996, and was approved in December 1996.  The investments relating to this expansion were completed by April 15, 1998.

The final report as to the completion of investments under this program was approved by the Investment Center on November 14, 1999.

(d)	In April 1998, the Company requested a third expansion of its Approved Enterprise in Jerusalem for the period April 16, 1998 to December 31, 1999.

The Investment Center has not yet approved the request because it has not decided whether to approve the program as an expansion or as an additional investment relating to a previous expansion.

(e)

In the letters mentioned in (b) above the tax authorities notified the Company that the tax calculation formula may be reexamined regarding expansion programs that will be submitted as of 1998 relating to production plans in areas outside Tel Aviv with a research and development center in Tel Aviv.

(f)

In the event of distribution by the Company of a cash dividend out of retained earnings which were tax exempt due to its Approved Enterprise status, the Company would have to pay 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

(g)

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate, which was 36% in 1996 and thereafter.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property and equipment of its Approved Enterprise. The Company has not utilized this benefit to date.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 8 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”) (cont’d)

3.	Conditions for entitlement to the benefits

The benefits from the Company’s Approved Enterprise status are dependent upon the Company fulfilling the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investments in the Company’s Approved Enterprise.

If the Company does not comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest.

As of the date of these financial statements, the Company believes it is in compliance with these conditions, although none of these benefits have been utilized by the Company to date (subject to the tax assessments for the years 1998-1999 as detailed in Note 11A).

C.	Measurement of results for tax purposes under the Inflationary Adjustments Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

D.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company currently qualifies as an “Industrial Company” under the Law for the Encouragement of Industry. As such it is entitled to certain tax benefits, the most important being the right to deduct share issuance costs for tax purposes in the event of a public offering and to amortize know-how acquired from third parties.

E.	Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 1992.

In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 1996 tax year can be regarded as final. As to tax assessments for fiscal years 1997 - 2000 see Note 11A.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 8 - Taxes on Income (cont’d)

F.	Carryforward tax loss

The Company’s carryforward tax losses were approximately US$ 15,930 thousand and US$ 12,925 thousand as of December 31, 2002 and 2001, respectively (see also Note 11A).

G.	US Subsidiary

1.	The US Subsidiary is taxed under United States federal and state tax rules.

2.

The US Subsidiary’s carryforward tax losses amounted to approximately US$ 8,650 thousand as of December 31, 2002 (2001 - US$ 8,260 thousand).  Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2022.  The related benefit of approximately US$ 3,847 thousand (2001 - US$ 3,303 thousand) has been fully offset by a valuation allowance in the same amount because the weight of available evidence indicates that recovery of such benefit is not “more likely than not” as defined in SFAS 109.

3.	The US subsidiary has received final tax assessments for all years until 1998.

H.	UK Subsidiary

The UK Subsidiary is taxed under United Kingdom tax rules. The UK Subsidiary’s carryforward tax losses amounted to approximately US$ 302 thousand as of December 31, 2002 (2001 - US$ 107 thousand). The related benefit has been fully offset by a valuation allowance in accordance with SFAS 109.

I.	Deferred taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 8 - Taxes on Income (cont’d)

I.	Deferred taxes (cont’d)

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31

	2002	*2001

	US $ (in thousands)	US $ (in thousands)

Tax asset in respect of:
Allowance for doubtful accounts	203	87
Severance pay	226	274
Vacation pay	225	269
Research and development	442	585
Employee’s stock option compensation	53	10
Losses and deductions for tax purposes	9,641	7,977
Other	70	72

	10,860	9,274

Less: valuation allowance	(10,860)	(9,274)

	-	-

The Company has recorded a valuation allowance for all of its deferred tax assets because based on the weight of available evidence it is more likely than not that all of the deferred tax asset will not be realized.

* Reclassified

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 8 - Taxes on Income (cont’d)

J.	Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rates of 36% for the years ended December 31, 2002, 2001 and 2000, respectively, applicable to income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31

	2002	*2001	*2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Loss before taxes, as reported in the statements of operations	(4,716)	(11,448)	(3,027)

Statutory tax on the above amount (according to tax rate of 36%)	(1,698)	(4,121)	(1,090)

Tax effect on non-Israeli subsidiaries	(13)	(79)	(244)

Increase (decrease) in taxes resulting from permanent differences:
Non-deductible operating expenses	134	468	144
Non-taxable income	(64)	(232)	(384)

Timing differences in respect of which no deferred taxes were recorded:
Income (expenses) and deductions for tax purposes	1,630	3,443	1,596
Other timing difference, net	(44)	(176)	232

Differences in taxes arising from differences between Israeli currency income and dollar income, net **	55	697	(254)

Taxes on income	-	-	-

* Reclassified

**

Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli Subsidiary) and the exchange rate of Israeli currency relative to the dollar.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 9 - Supplementary Financial Statement Information

A.	Balance Sheet

1.	Cash and cash equivalents

Cash and cash equivalents include short-term deposits denominated in US dollars of approximately US$ 5,063 thousand as of December 31, 2002, bearing an average annual interest of 1.5% (December 31, 2001 - US$ 3,472 thousand, bearing an average annual interest of 2.25%).

2.	Short-term bank deposits

Short-term deposits as of December 31, 2002 and 2001, include bank deposits denominated in US dollars with original maturities of more than three months and less than one year bearing an average annual interest of 1.38% and 2.93%, respectively.

3.	Marketable securities

	December 31

	2002	2001

	US$ (in thousands)	US$ (in thousands)

Mutual fund (1)	-	1,825

(1)	See also Note 9B6(1).

4.	Trade receivables, net

As of December 31, 2002 and 2001 trade receivables are presented net of an allowance for doubtful accounts of US$ 518 thousand and US$ 231 thousand, respectively.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 9 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

5.	Inventories

	December 31

	2002	2001

	US$ (in thousands)	US$ (in thousands)

Raw materials	1,090	1,100
Work in process	705	844
Finished products	387	708

	2,182	(1) 2,652

(1)	As of December 31, 2001 - net of total write-off in the amount of US$ 1,061 thousand (see Note 9B2).

6.	Other current assets

	December 31

	2002	2001

	US$ (in thousands)	US$ (in thousands)

Government of Israel grants - OCS	-	712
Value Added Tax authorities	191	212
Prepaid expenses	368	458
Others	42	107

	601	1,489

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 9 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

7.	Other payables and accrued expenses

	December 31

	2002	2001

	US$ (in thousands)	US$ (in thousands)

Employees and employee institutions	1,284	1,691
Government of Israel - OCS	328	288
Commissions payable	334	473
Deferred revenue (See Note 2K(2))	591	590
Royalties	343	358
Allowance for product warranty	73	93
Others	1,043	877

	3,996	4,370

8.	Monetary balances in non-dollar currencies

	December 31, 2002

	Israeli currency		Other non-dollar currency

	Not linked	Linked to the dollar

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Current assets	265	-	22
Current liabilities	1,852	-	17

	December 31, 2001

	Israeli currency		Other non-dollar currency

	Not linked	Linked to the dollar

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Current assets	1,516	-	12
Current liabilities	2,477	-	88

The preceding tables reflect the exposure of the Company’s monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 9 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

9.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, trade receivables, and accounts payables and accruals.

Marketable securities are stated at market value (see Note 2F). Due to the nature of such other financial instruments, their fair value is usually approximate to their carrying value.

B.	Statement of Operations

1.	Sales

(a)	Sales - classified by geographical destination:

	Year ended December 31

	2002	2001	2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

North America	5,547	7,117	16,266
Europe	5,085	6,696	7,398
Far East	3,114	3,200	4,384
Other	845	1,663	2,535

	14,591	18,676	30,583

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 9 - Supplementary Financial Statement Information (cont’d)

B.	Statement of Operations (cont’d)

1.	Sales (cont’d)

(b)	Principal customers

In North America, the Company sells its products directly to end users, primarily through manufacturer’s representatives.  Outside North America the Company sells its products primarily to independent distributors for resale to end users.

During years 2002, 2001 and 2000, no single customer exceeded 10% of the total sales.

2.	Cost of Sales

Comprised of:

	Year ended December 31

	2002	2001	2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Payroll and related benefits	918	1,635	1,765
Compensation expenses	10	2	-
Materials purchased	3,041	3,680	6,617
Royalties to the OCS	455	696	(1) 910
Subcontracted work	63	32	364
Inventories write-off	-	(2)1,061	(3)525
Other production costs	100	135	415

	4,587	7,241	10,596
Decrease (increase) in inventories of work in process and finished products	460	1,570	(501)

	5,047	8,811	10,095

(1)	Royalties to the OCS were included in “Sales and marketing” expenses in prior years and were reclassified to “Cost of sales”.

(2)	See Note 3A(2).

(3)

During 2000, the Company decided to cease manufacturing and support of its product - the Protocol Analyzer - and to start producing the Performance Protocol.  As a result, the Company wrote off the inventories identified with the Protocol Analyzer.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 9 - Supplementary Financial Statement Information (cont’d)

B.	Statement of Operations: (cont’d)

3.	Research and development, gross

Comprised of:

	Year ended December 31

	2002	2001	2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Payroll and related benefits	4,130	6,502	5,910
Compensation expenses	66	13	-
Materials consumed	156	112	257
Subcontracted work	361	639	781
Maintenance and office services	1,102	1,365	983
Depreciation	641	665	605
Amortization of prepaid expenses of research and development onerous contract (1)	-	-	901
Others	25	84	256

	6,481	9,380	9,693

(1)

The Company has a development contract with another company.  Management believes that there will be no future revenues resulting from the contract.  Therefore, during 2000 the Company amortized all of the prepaid expenses of Research and Development in the amount of US$ 676 thousand and recorded expenses regarding the contract in the amount of US$ 225 thousand.

4.	Sales and marketing

Comprised of:

	Year ended December 31

	2002	2001	2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Payroll and related benefits	4,017	5,693	5,325
Compensation expenses	56	12	-
Depreciation	450	704	775
Commissions	1,108	1,515	4,177
Travel abroad	656	947	819
Advertising	289	172	770
Maintenance and office services	1,132	937	1,457
Conventions and exhibitions	309	284	256
Marketing and sales tools	45	13	126
Others	244	1,236	1,688

	8,306	11,513	15,393

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 9 - Supplementary Financial Statement Information (cont’d)

B.	Statement of Operations (cont’d)

5.	General and administrative

Comprised of:

	Year ended December 31

	2002	2001	2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Payroll and related benefits	758	925	1,046
Compensation expenses	2	1	95
Depreciation	144	149	162
Recruitment of manpower	24	41	-
Maintenance of building and tax	73	112	123
Professional costs	205	204	133
Provision for doubtful debts	338	288	-
Others	474	717	543

	2,018	2,437	2,102

6.	Financing income, net

Comprised of:

	Year ended December 31

	2002	2001	2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Financing income:
Interest from banks	206	705	1,200
Interest from employees	4	1	14
Exchange translation gain, net	44	71	-

	254	777	1,214

Financing expenses:
Interest and bank charges on short- term bank credit	20	26	78
Exchange translation loss, net	-	-	85
Impairment of marketable securities(1)	17	710	-

	37	736	163

Financing income, net	217	41	1,051

(1)	In 2001, Management recorded an impairment charge in respect of its investment in marketable securities as a result of other-than-temporary declines in the value of the securities.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 10 - Related Party Balances and Transactions

The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of subsidiaries and affiliates known as the RAD-BYNET Group.

1.	Certain premises occupied by the Company and the US Subsidiary are rented from related parties (see Note 6B).

2.

Certain entities within the RAD-BYNET Group provided the Company with administrative services.  Such amounts expensed by the Company are disclosed in Note 10(B) below as “Cost of sales, sales and marketing, general and administrative expenses”.  Additionally, certain entities within the RAD-BYNET Group perform research and development on behalf of the Company.  Such amounts expensed by the Company are disclosed in Note 10(B) below as “Research and development, gross”.

3.

The Company purchased from certain entities within the RAD-BYNET Group software packages and microcodes for programming a certain chip included in the Company’s hardware from related parties.  The software package is included in the Company’s hardware and is thus incorporated into its product line.

Such purchases by the Company are disclosed in Note 10(B) as “Cost of Sales” and as “Research and development, gross”.

4.

The Company is party to a distribution agreement with Bynet Electronics Ltd. (“BYNET”), a related party, giving Bynet the exclusive right to distribute the Company’s products in Israel and in certain parts of the West Bank and Gaza Strip.

Revenues related to this distribution agreement are included in Note 10(B) below as “Sales”. The remainder of the amount of “Sales” included in Note 10(B) below comprised of sales of the Company’s products to entities within RAD-BYNET Group.

A.	Balances with related parties

	December 31

	2002	2001

	US $ (in thousands)	US $ (in thousands)

Receivables:
Trade	124	36

Accounts payable:
Trade	106	154

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 10 - Related Party Balances and Transactions (cont’d)

B.	Expenses to or income from related parties

	Year ended December 31

	2002	2001	2000

	US $ (in thousands)	US $ (in thousands)	US $ (in thousands)

Income:	264	320	1,085
Sales

Expenses:
Cost of sales *	157	208	114

Operating expenses:
Research and development, gross	283	327	264
Sales and marketing, gross	272	311	310
General and administrative	82	111	137

*	Cost of sales includes the components purchased from related parties that are included in production costs.

C.	Acquisition of fixed assets from related parties amounted to US$ 16 thousand, US$ 27 thousand and US$ 85 thousand in the years ended December 31, 2002, 2001 and 2000, respectively.

Note 11 - Subsequent Balance Sheet Events

A.

On January 8, 2003, the Israeli tax authorities issued to the Company tax assessments for the  years 1997 to 2000 according to their best estimate of the tax liability.  According to these tax assessments, the Company is required to pay taxes in the amount of approximately US$ 1 million and Company’s carryforward tax losses will be reduced by approximately US$ 5 million.  In addition, according to these tax assessments, the Company had taxable income in the years 1998 and 1999, which may be tax exempt as a result of the “Approved Enterprise” status (see Note 8B).  Management of the Company is of the opinion that the claims of the tax authorities are without merit.  The Company plans to claim against these assessments within the period allowed under Israeli law and estimates that there will ultimately be no material tax liability for the years in question.  The Company has made partial provision for this matter.

B.

On January 26, 2003, the Board of Directors of the Company and the Audit Committee resolved to grant options to purchase 210,000 Ordinary Shares to directors of the Company under the 2003 Share Option Plan.  Of these options, the Chairman of the Board was granted 60,000 options and the Chief Executive Officer was granted 30,000 options.  These grants are subject to the approval of the Company’s shareholders at the next annual general meeting.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 12 - Recently Enacted Accounting Pronouncements

1.	SFAS 143 - Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (hereinafter SFAS 143). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is permitted. The Company believes that the adoption of SFAS 143 will not have a significant impact on its consolidated financial statements.

2.	SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2001, the FASB issued SFAS 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections” (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”. SFAS 145 also amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002. Early adoption in encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002. The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Company believes that the adoption of SFAS 145 will not have a significant impact on its consolidated financial statements.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 12 - Recently Enacted Accounting Pronouncements (cont’d)

3.	SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (hereinafter SFAS 146). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs. Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002. Earlier application is encouraged. The Company believes that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

4.	FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses ,among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

The Company has adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. The Company believes that the adoption of FIN 45 will not have a significant impact on its consolidated financial statements.

Radcom Ltd. (an Israeli Corporation) and its consolidated subsidiaries

Notes to Consolidated Financial Statements as of December 31, 2002

Note 12 - Recently Enacted Accounting Pronouncements (cont’d)

5.	EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company is evaluating the impact EITF 00-21 may have on its future consolidated financial statements.

6.	Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51

In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (hereinafter – “the Interpretation”). According to the Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both. The primary beneficiary consolidates the Variable Interest Entity. The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary. The consolidation requirements of Interpretation 46 apply immediately to Variable Interest Entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company believes that the adoption of FIN 46 will not have a significant impact on its consolidated financial statements.

7.	See also Note 2V(1).

Note 13 - Event After the Date of the Independent Auditors’ Report (Unaudited)

During the first quarter of 2003, the Company recorded an inventory write-off in the amount of US$ 960 thousand to reflect the reduced value of some of the Company’s products and components caused by changing market conditions, especially weakness in revenues of ATM/Frame Relay products, during the first quarter of 2003.

Radcom (UK) Ltd

Financial Statements as at December 31, 2002

Report of Independent Accountants
To the Shareholders of Radcom (UK) Ltd.

We have audited the balance sheets of Radcom (UK) Ltd. (“the Company”) at December 31, 2002, statements of income, shareholders’ equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

            We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based upon our audit the aforementioned financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and the results of its operations, changes in shareholder’s equity and its cash flows for the year ended December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

Blick Rothenberg
Chartered Accountants
London, England

21 January 2003

EXHIBIT 8

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
RADCOM Equipment, Inc.	New Jersey
RADCOM Investments (1996) Ltd.	Israel
RADCOM (UK) Ltd.	United Kingdom

EXHIBIT 10

May 6, 2003

Consent of Independent Public Accountants

The Board of Directors
Radcom Ltd.
Tel Aviv
Israel

We hereby consent to the incorporation by reference in the Registration Statements of Radcom Ltd. on Form S-8 (File No. 333-07964, No. 333-13244, No. 333-13246, No. 333-13248, No. 333-13250, No. 333-13252, No. 333-13254 and No. 333-14236) of our report dated January 26, 2003, relating to the consolidated balance sheets of Radcom Ltd. as of December 31, 2002 and 2001 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2002, which report appears in the Annual Report on Form 20-F of Radcom Ltd. for the fiscal year ended December 31, 2002.

__________________________
Somekh Chaikin
Certified Public Accountants (Isr.)
(A member firm of KPMG
International)

EXHIBIT 11

The Board of Directors Radcom Ltd 12 Hanochoshet Street Tel-Aviv 69710 Israel	Our ref: RJL/KJM/19434/AN 8 May, 2003

Dear Sirs

RADCOM (UK) LIMITED

            We hereby consent to the incorporation by reference in the Registration Statements of Radcom Limited on form S-8 (file no. 333-07964, no. 333-13244, no. 333-13246, no. 333-13248, no. 333-13250, no. 333-13252, no. 333-13254 and no. 333-14236) of our report dated 21 January 2003, relating to the consolidated balance sheet of Radcom (UK) Limited as of 31 December 2002 and the related consolidated statement of operations, changes in shareholders’ equity and cash flows for the year then ended, which report appears in the Annual Report on form 20-F of Radcom Limited for the fiscal year ended 31 December 2002.

Yours faithfully

Blick Rothenberg
Chartered Accountants
London, England

EXHIBIT 99.1

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Radcom Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, Arnon Toussia-Cohen, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

            1.        the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            2.        the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 9, 2003

BY: /S/ —————————————— Arnon Toussia-Cohen Chief Executive Officer

            A signed original of this written statement required by Section 906 has been provided to Radcom Ltd. and will be retained by Radcom Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

            In connection with the Annual Report on Form 20-F of Radcom Ltd. (the “Company”) for the period ending December 31, 2002 (the “Report”), I, David Zigdon, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

            1.        the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

            2.        the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 9, 2003

BY: /S/ —————————————— David Zigdon Chief Financial Officer"

A signed original of this written statement required by Section 906 has been provided to Radcom Ltd. and will be retained by Radcom Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.