Form 20-F
period 2003-12-31
RADCOM LTD
filed 2004-05-06
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number 0-29452

RADCOM Ltd.

(Exact name of Registrant as specified in its charter)

Israel (Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.05 par value per share (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

10,506,876 Ordinary Shares, NIS 0.05 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☒ Item 18

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

     PrismLite™, Omni-Q™, MediaPro™ and Wirespeed™ are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

i

(continued)

ii

(continued)

Page
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	67
PART II	68
ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES	68
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.	68
ITEM 15. CONTROLS AND PROCEDURES	68
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	68
ITEM 16B. CODE OF ETHICS	69
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	69
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	70
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	70
PART III	71
ITEM 17. FINANCIAL STATEMENTS	71
ITEM 18. FINANCIAL STATEMENTS	71
ITEM 19. EXHIBITS	71
SHARE AND WARRANT PURCHASE AGREEMENT
FORM OF WARRANT
LIST OF SUBSIDIARIES
CODE OF ETHICS
CERTIFICATION OF CEO
CERTIFICATION OF CFO
CERTIFICATION OF CEO
CERTIFICATION OF CFO
CONSENT OF KPMG SOMEKH CHAIKIN
CONSENT OF BLICK ROTHENBERG

 iii

   PART I

     ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

     A. SELECTED FINANCIAL DATA

     We have derived the following selected consolidated financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002, and 2003 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data as of December 31, 1999, 2000, and 2001 and for the years ended as of December 31, 1999 and 2000 have been derived from audited consolidated financial statements not included in this annual report. Beginning with the fourth quarter of 2000, our financial results were reported according to U.S. Generally Accepted Accounting Principles (GAAP). For comparison purposes, all previous-period information has been restated according to U.S. GAAP. Based on the International Financial Reporting and Discloser Issues issued on May 1, 2001, beginning with the year 2001 we have reclassified royalties paid to the Israeli Ministry of Industry and Trade, Office of the Chief Scientist of the State of Israel, and have begun reporting them as “Cost of sales” rather than as “Sales and marketing, net”. For comparison purposes, all previous-period information has been restated.

     You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,
	In Thousands of U.S. dollars (except weighted average number of ordinary shares,
	basic and diluted earnings (loss) per ordinary share)
	1999	2000	2001	2002	2003
Statement of Operations Data:
Sales	24,723	30,583	18,676	14,591	11,203
Cost of sales	7,418	10,095	8,811	5,047	4,894

Gross profit	17,305	20,488	9,865	9,544	6,309

Operating expenses:
Research and development, gross	6,521	9,693	9,380	6,481	5,593
Less royalty bearing participation	2,496	2,622	1,976	2,328	1,997

Research and development, net	4,025	7,071	7,404	4,153	3,596

Sales and marketing, net	11,956	15,393	11,513	8,306	7,411
General and administrative	1,806	2,102	2,437	2,018	1,620

Total operating expenses	17,787	24,566	21,354	14,477	12,627

Operating loss	(482)	(4,078)	(11,489)	(4,933)	(6,318)

Financing income, net	848	1,051	41	217	93

Net (loss) income for the year	366	(3,027)	(11,448)	(4,716)	(6,225)

Basic earnings (loss) per ordinary share	$0.04	$(0.29)	$(1.09)	$(0.45)	$(0.59)

Weighted average number of ordinary shares used to compute basic earnings (loss) per ordinary share	10,005,550	10,337,275	10,511,789	10,492,050	10,493,184
Diluted earnings (loss) per ordinary share	$0.04	$(0.29)	$(1.09)	$(0.45)	$(0.59)

Weighted average number of ordinary shares used to compute diluted earnings (loss) per ordinary share	10,379,274	10,337,275	10,511,789	10,492,050	10,493,184
Balance Sheet Data:
Working capital	$26,595	$24,608	$14,444	$10,707	$5,467
Total assets	37,280	38,078	24,306	19,429	14,403
Short-term credits, including current maturities of long-term debt	629	20	—	—	—
Shareholders’ equity	$29,807	$28,050	$16,926	$12,344	$6,246

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

Risks Related to our Business and our Industry

     We incurred losses for the years ended December 31, 2001, 2002 and 2003, and we may incur losses again in the future.

     In each of the fiscal years ended December 31, 2001, 2002 and 2003, we incurred losses of approximately $11.4 million, $4.7 million, and $6.2 million, respectively. We may continue to incur losses in the future, which could materially affect our cash and adversely affect the value and market price of our shares.

     From time to time we may need to raise financing. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

     As a result of the net losses during the year ended December 31, 2003, we used approximately $4.6 million in cash during that period. We continue to streamline our operations with the objective of aligning our business and cost structure with the changing marketplace. Nevertheless, from time to time we are required to raise financing in connection with our operations and growth strategy. In March 2004, we raised $5.5 million in a private placement of 3,851,540 of our ordinary shares and warrants to purchase 962,887 of our ordinary shares. This equity financing enabled us, among other things, to sustain near-term compliance with certain continued listing requirements of the Nasdaq National Market. Depending upon our level of revenues in the future and the strategies which we adopt, we may need to raise additional debt or equity capital to meet our working capital needs in the future. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

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

We might not satisfy all the requirements for continued listing on the Nasdaq National Market, and our shares may be delisted.

     The Nasdaq Stock Market has a number of requirements for the continued listing of shares on the Nasdaq National Market. For example, the company is required to maintain minimum shareholders’ equity of $10 million, a minimum market value of publicly held shares of $5 million and the company’s shares must have a minimum bid price of $1.00 per share. From time to time in the past year, our share price decreased below the required minimum bid price, and we did not maintain the required minimum market value of publicly held shares. In addition, in 2003, we fell below the minimum $10 million shareholders’ equity requirement

     In October 2003, we received a notice from Nasdaq that our shares would be delisted from the Nasdaq National Market if we did not demonstrate a plan to achieve and sustain compliance with all of the continued listing requirements. As further described below, we submitted a plan of compliance to Nasdaq and subsequently appeared before a Nasdaq Listing Qualifications Panel to present an updated plan to achieve and maintain compliance with all of the Nasdaq National Market continued listing requirements. Our plan included, among other things, a recently completed $5.5 million private placement of ordinary shares and warrants. As a result of the private placement, we are in compliance with the $10 million shareholders’ equity requirement. We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the Nasdaq National Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the Nasdaq National Market. Our shares would then be quoted on the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for such market) or the Over-The-Counter Bulletin Board. For additional information on the Nasdaq continued listing requirements and the private placement, please see the section entitled “Item 5—Liquidity and Capital Resources—Private Placement”.

A continuation of the slowdown in the telecommunications industry could materially adversely affect our revenues and results of operations.

     Telecommunications and data communications equipment developers, manufacturers and carriers are the principal end-users of a large percentage of our products. From 2001 through the first half of 2003, the telecommunications industry in much of the world, including in our principal geographic markets, experienced a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. In the second half of 2003 we perceived an improvement in the general market for telecommunications equipment, particularly in the cellular segment of the market. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations. Any return to a prolonged and substantial curtailment of growth in the telecommunications industry will likely have a material adverse effect upon us, and may result from circumstances unrelated to us or our product offerings.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

     The market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain of which changes could reduce the market for our products or require us to develop new products. For example, the sharp reduction in demand for our ATM and frame relay products during 2003 resulted in significantly reduced revenues for the year. We continue to be affected by the pre-2003 slowdown in the general telecommunications market and by changing market demands for different technologies.

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

     We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. For example, in 2003 we wrote-off $960,000 of inventory which we determined to be obsolete.

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

We may lose significant market share as a result of intense competition in the markets for our existing and future products.

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

     Our seven largest distributors in Europe and Asia accounted for a total of approximately 31.3% of our sales in 2001, 22.4% of our sales in 2002, and 30.1% of our sales in 2003. Our six largest manufacturer’s representatives in North America accounted for a total of approximately 31% of our sales in 2001, 30.5% of our sales in 2002, and 34.7% of our sales in 2003. If we terminate or lose any of our distributors or manufacturer’s representatives, or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

     Products as complex as ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on other suppliers for key components incorporated in our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, from faulty installation or from any other cause may result in customer dissatisfaction, product return and, potentially, product liability claims filed against us. Our warranties permit customers to return defective products for repair. The warranty period is typically one to two years. Any failure of a system in which our products are deployed (whether or not our products are the cause), product recall, product liability claim and any associated negative publicity could result in the loss of, or delay in, market acceptance of our products and harm our business.

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

     Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies. In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturers representatives and with certain suppliers with access to sensitive information. However, we have no registered patents, and these measures may not be adequate to protect our technology from third-party infringement. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Additionally, effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.

We are subject to litigation regarding intellectual property rights which could seriously harm our business.

     Third parties may from time to time assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. If such infringement were found to exist, we may be required to modify our products or intellectual property or obtain a license or right to use such technology or intellectual property. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

     On January 13, 2004, we were served with a complaint, in the United States District Court for the District of New Jersey, by Acterna, LLC, alleging that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. No precise amount of damages has been asserted to date. We filed an answer to the complaint denying the allegations in the complaint and served a counterclaim for a declaratory judgment, attacking the patent being asserted on the basis of non-infringement, invalidity due to prior existing technology, and unenforceability due to certain alleged improper actions taken by Acterna in obtaining the patent. We believe that our defenses are meritorious and we intend to vigorously defend our right to sell the products. Should it ever become necessary to do so, we believe that we can continue to sell the accused products using alternative technologies. At this stage, it is not possible to estimate the amount of the potential damages or the chances of success.

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 34.9% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

     As of March 31, 2004, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 5,146,562 ordinary shares, representing approximately 34.9% of the ordinary shares outstanding following the private placement. As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

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

     While we are headquartered in Israel, approximately 98.4% of our sales in 2002 and 99.2% of our sales in 2003 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. This subjects us to many risks inherent in international business activities, including:

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

The ordinary shares issued to investors in the PIPE transaction, ordinary shares underlying the warrants issued in the PIPE transaction, and ordinary shares underlying our options, may be sold in the public market, which could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

     In connection with the PIPE investment, we issued 3,851,540 ordinary shares and warrants to purchase 962,887 ordinary shares. We are required to register the ordinary shares, and the shares issuable upon the exercise of the warrants, for resale by filing a resale registration statement within 45 days after the closing of the transaction, and to keep the registration statement effective for a period of two (2) years. In addition, as of March 31, 2004, options to purchase a total of 2,859,827 ordinary shares were outstanding, and an additional 801,197 ordinary shares issuable pursuant to options which may be granted under our stock option plans were reserved for issuance. All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to the terms of grant of the options. Sales of the ordinary shares issued in the PIPE, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

     As more fully described below in “Item 10–Taxation–United States Federal Income Tax Considerations–Passive Foreign Investment Company Status,” if for any taxable year our passive income, or our assets which produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

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

     Since our manufacturing facilities are located exclusively in Israel, we could experience disruption of our manufacturing due to acts of terrorism or any other hostilities involving or threatening Israel. If an attack were to occur, any Israeli military response that results in the call to duty of the country’s reservists (as further discussed below) could affect the performance of our Israeli facilities for the short term. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that it will have no such effect in the future.

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

     A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Although in recent years the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel (a reversal from prior years, which reversal benefited us), we cannot predict any future trends. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

We currently benefit from government programs and tax benefits which may be discontinued or reduced.

     We currently receive grants and tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. The amount, if any, by which our taxes will be increased depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected. See “Item 4 — Business Overview – Research and Development” for discussion regarding the R&D Law (as hereinafter defined), which may affect our eligibility for certain government programs.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

     The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the ordinary shares held by shareholders other than the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies.

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

     These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger with us or acquisition of us. This could prevent a change of control over us and depress the market price of our ordinary shares which otherwise might rise as a result of such a change of control.

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

     B. BUSINESS OVERVIEW

Overview

     We develop, manufacture, market and support innovative, network test and quality management solutions for data communications and telecommunications networks. Our products are used in the development and manufacturing of network equipment, the installation of networks, and the ongoing maintenance of operational networks to facilitate real-time identification, diagnosis, isolation and resolution of network problems. We introduced our first test equipment solution in 1993 and currently offer the following product lines:

•	The Performer family consists of solutions for both Voice-over-Data, or VoD, and cellular networks. For VoD, we provide a comprehensive solution for pre/post-deployment stages, research and development verification, stress testing and recurring VoD system performance testing. We also provide a comprehensive cellular network analyzer for 2.5 and third generation networks. It is designed for vendor research and development, Quality Assurance (or QA) and integration labs, as well as for operators during network setup and operation.

•	Prism family of WAN/LAN/ATM protocol analyzers, consisting of the PrismLite and Prism UltraLite suite of high quality, integrated multitechnology test equipment. These analyzers are also suited for cellular converged network testing and VoD (e.g. ATM, IP), testing.

•	Omni-Q. A voice quality management system which service providers use to perform quality testing on their live networks, which better enables them to deliver reliable, high-quality packet telephony services and to optimize network resources.

     Our objective is to become a leader in the market for performance analysis and quality management. We seek to achieve this position by delivering customer oriented, technically advanced and cost-effective products together with customer support. Key elements of our strategy include:

•	capitalizing upon our technology position in the area of converged networks and our technology platforms to produce comprehensive testing and analysis solutions for Voice-over-IP, or VoIP, and data over cellular networks;

•	capitalizing upon our customer base and distribution channels to gain understanding into the emerging needs of the marketplace;

•	broadening market penetration by expanding our traditional customer base to include convergence market segments; and

•	continuing to enhance our distribution channels.

     Our sales network includes 10 manufacturer’s representatives in North America, a sales office in China and, in the rest of the world, a network of more than 55 distributors selling in over 45 countries. Our test and analysis equipment has been sold to a number of international companies and government agencies including AT&T, AT&T Wireless, British Telecom, Telstra, Deutsche Telekom, Verizon, Vodafon, KPN, Nortel Networks, Lucent, Siemens, Cisco NTT, NEC, Nokia, Alcatel and Ericsson.

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

Products

     We categorize our products into three primary lines: (i) the Performer series of performance analyzers (ii) the Prism series of multitechnology analyzers, and (iii) the Omni-Q™ voice quality management solution.

The Performer Series of Performance Analyzers

     Since 1999, we have been developing the Performer series of analyzers, which is focused on performance measurement. The Performer series is an open platform that supports a wide range of test applications over a variety of technologies. The Performer series is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware. GEAR is our proprietary silicon chip designed for testing high speed links in full line rate, on-line, and is protocol independent. The Performer is unique in its combination of strong performance through hardware with ease of use of flexible software.

     The Performer’s innovative approach provides customers with real-time cell and packet analysis and troubleshooting capabilities at all seven telecommunications layers including, basic physical and link layer testing, complex tracing of NAS layer voice, IP session signaling and data/voice quality of service validation. This analyzer supports Ethernet, WAN, ATM and POS interfaces, and can decode over 550 communication protocols. A fully distributed system, the Performer Analyzer is an ideal solution for vendor research and development, quality assurance and integration labs, as well as for use by operators during network setup and operation for protocol verification, cell/frame-level analysis, voice call and IP session analysis and streaming media and voice quality testing.

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

•	The Cellular Performer

     Launched in February 2003, the Cellular Performer is a versatile and powerful testing solution for Next Generation cellular networks. It was designed to meet the testing and analysis needs of the R&D, QA and integration labs of cellular equipment vendors, as well as of operators who must set up and operate these networks. It utilizes our proprietary Performer technology to comprehensively test and analyze network performance at all cellular network layers, independent of protocols and technologies.

     The Cellular Performer is differentiated mainly by two features: our own hardware platform, and its whole-network, flexible analysis approach.

The hardware platform takes advantage of our proprietary GEAR chip. It allows the system to perform full line-rate analysis at up to 2.5 gigabits per second, a rate which is currently faster than competing systems.

The Cellular Performer’s analysis approach is also unique. It is able to analyze the complex interactions of the whole-network, not just each individual protocol and interface. While analyzing the high-level network picture, the user can drill down to investigate any particular trouble spot. This allows users to quickly pinpoint specific problems, and to smooth out the performance of highly complex networks.

The product supports all major 2.5 and third generation networks, including general packet radio service (GPRS), universal mobile telecommunications service (UMTS), enhanced data rates for global revolution standard (Edge) and code division multiple access (CDMA2000).

The Voice-over-Data Performer

     Designed to support pre-deployment testing of current and emerging convergence technologies, the Voice-over-Data Performer is the first performance testing solution that we launched.

     The following are some of the highlights of the Voice-over-Data Performer:

•	H.323Sim—voice-over-IP generator that generates over 2000 calls simultaneously, at the rate of over 100,000 calls per hour, emulating the functionality of an H.323 terminal;

•	MediaPro—voice-over-data monitor that analyzes the media and signaling data generated from H.323/MGCP/SIP/Megaco protocols and provides voice quality measurements;

•	QPro—circuit switch call quality — tool that features Mean Opinion Score voice quality measurement;

•	Cellular QPro-tool for analyzing voice quality over 2.5 and third generation cellular networks;

•	NetSim— simulates real life network impairments, such as latency, jitter and packet loss caused by dynamic routing effects by emulating the behavior of complex, multi-node IP networks;

•	SIPSim—voice-over IP generator that generates high volume SIP-based traffic and is capable of stressing SIP entities such as proxy servers, registration servers, redirect servers and application servers;

•	MegaSIP—high volume SIP call generator for packet based media testing; and

•	MasterScript— dynamic scripting capability that allows convergence developers and service providers to customize and automate testing of quality of service, jitter, packet loss, background noise, echo attenuation, and other application-specific performance measurements.

The Prism Series of Multitechnology Analyzers

     Our Prism series is designed primarily to address the increasingly complex needs of networking equipment developers, field service engineers, and end-users of network products using multiple technologies. Our PrismLite is designed to address the needs of field service engineers and quality assurance and research and development labs, both of equipment developers and service providers who may need to test the operation of equipment using multiple technologies simultaneously. The PrismLite is convenient for transporting to on-site locations for the testing of internetworking problems.

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

     The Prism series of analyzers currently supports most of our software packages, including the ATM Signaling Simulation package. The Prism series of analyzers also supports our software applications designed for testing voice-over-data networks and new generation cellular networks. The Prism series of analyzers is suited for these testing applications due to its capability to simultaneously monitor data traffic over two different data segments with different technologies.

     The market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions. For example, starting in the first quarter of 2003, sales of the Prism series products for ATM and frame relay declined dramatically as our customers’ transitioned to our new Cellular Performer product line.

     Omni-Q™ Voice Quality Management Solution

     Omni-Q™, our voice quality management solution, is used by IP telephony service providers to help them deliver consistently high quality packet telephony services. Omni-Q™ proactively measures the end-to-end voice and signaling quality of packet and circuit-switched networks. It gives service providers control over voice quality by preemptively identifying network bottlenecks before they adversely affect voice transmission. This solution to voice quality management assists service providers in offering competitive service level agreements.

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

Other Products

     RADCOM’s PNNI simulation product is a software application used to test ATM switches running the Private Network to Network Interface (PNNI) protocol. This application runs on a standard PC platform and enables the user to graphically design PNNI networks and simulate the existence of a multi-tiered network in its interaction with the ATM switch.

     The following table shows the breakdown of our consolidated sales for the calendar years 2001, 2002 and 2003 by product:

	Year ended December 31
	2001	2002	2003
		(in thousands)
Performer	$2,249	$3,860	$7,075
Prism	$15,376	$9,924	$3,300
Omni-Q™	$247	$536	$518
Others	$804	$271	$310

Total	$18,676	$14,591	$11,203

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

     Outside North America, we sell our products through a global network of distributors who market data communications-related hardware and software products. We currently have more than 55 independent distributors, some of which have exclusive rights to sell our products in their respective geographical areas. We continue to search for new distributors to penetrate new geographical markets.

     Our distributors serve as an integral part of our marketing and service network around the world. They offer technical support in the end user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language.

     We have opened regional sales support offices in China and Spain. These offices support our distributors in these regions.

     We focus a significant amount of our sales and marketing resources on our distributors, providing them with on-going communications and support, and our employees regularly visit distributors’ sites. Annual distributors’ meetings are organized by us to further our relationships with our distributors and familiarize them with our products. In addition, in conjunction with our distributors we participate in exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings of flyers and advertisements. We also provide our distributors with reduced prices on demonstration systems (which consist of hardware and software, including the basic system and all optional software packages), and allow distributors to receive all new software packages as they are released. Since 2001, we have been adjusting our sales and marketing expenses in line with our reduced revenues. For example, we now focus our efforts on specific conferences rather than general shows for marketing initiatives.

     In 2001, 2002 and 2003, our sales in North America were 38.1%, 38.0% and 41.0%, respectively; our sales in Europe were 35.9%, 34.9% and 36.4%, respectively; our sales in Asia Pacific were 18.3%, 21.3% and 20.0%, respectively; and our sales in Israel were 1.7%, 1.6% and 0.8%, respectively. Our sales in other countries in 2001, 2002 and 2003, were 6.0%, 4.2% and 1.8%, respectively.

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

     Our products are designed and manufactured to meet standards required by our customers. We provide a free one-year software update for the Performer family and a free two-year software update for the Prism family, which includes bug fixing solutions and a hardware warranty on our products. After the initial update period, our customers can purchase an extended warranty for one, two or three year periods. Under the extended warranty, for each calendar year, our customers are entitled to at least one official software release and software updates. The extended warranty includes full software updates, new protocols included in the software packages since the customer’s initial purchase of the products and full hardware repair of any faulty units. The cost of the extended warranty for the Performer family is based on a percentage of the overall cost of the product as an annual maintenance fee. For the Prism family the cost is fixed. In order to encourage customers to participate in such programs, we also offer a discount for certain software upgrades during the warranty period. We also provide a customer “hot line.”

Manufacturing and Suppliers

     Since 2003, we have increasingly shifted to a subcontracting model for the manufacture of our products. Our manufacturing facilities, which are located in Tel Aviv and Jerusalem, Israel, consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.

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

     Labs of Telecommunication Service Providers, and Internet Service Providers. This group of customers includes companies that buy from manufacturers specific equipment and networks and provide services to their customers. Our products may be used by these customers to evaluate the quality and performance of this equipment and networks and verify the conformance and interoperability between vendors.

     Network Integrators and Value-Added Resellers. This group of customers includes companies that provide installation and maintenance services for other organizations’ networks, and employ installers and field service engineers who use our products to monitor and analyze traffic on those networks. These users find our products, which on the one hand fit the need for sophisticated laboratory protocol analyzers and providers of performance measurement and on the other hand demonstrate portability, multitechnology support and ease of use in the field. They require reliable analyzers with simulation and monitoring capabilities and the ability to test networks that integrate new and existing technologies. They also require the ability to test different technologies simultaneously, export data to other applications and save statistical data for subsequent analysis.

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

     Our gross research and development costs were approximately $9.4 million in 2001, $6.5 million in 2002, and $5.6 million in 2003, representing 50.2%, 44.4%, and 49.9% of sales, respectively. Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $2.0 million in 2001, $2.3 million in 2002, and $2.0 million in 2003. We expect to continue to invest significant resources in research and development. As part of our restructuring, we scaled back our research and development teams over the last three years primarily by reducing our research and development workforce.

     As of December 31, 2003, our research and development staff consisted of 56 employees. Research and development activities take place at our facilities in Tel Aviv. We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of Chief Scientist

     From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in Industry,- 1984, and the regulations promulgated thereunder, or the R&D Law.

     Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade, and Labor are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

     In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. The royalty rates applicable to our programs range from 3% to 3.5% and as of 2004, the royalty rate is 3.5%.

     The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, with the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

     The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel.

     The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the R&D Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

     The funds available for Office of the Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Office of the Chief Scientist. At December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $16.1 million.

Binational Industrial Research and Development Fund

     We received from the BIRD Foundation funding for the research and development of products. At December 31, 2003, our contingent liability to the Bird Foundation in respect of funding received was approximately $281,000. We have not received grants from the BIRD Foundation since 1995.

Proprietary Rights

     To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We own registered trademarks for the names PrismLite, Omni-Q, MediaPro and Wirespeed. In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturer’s representatives and with certain suppliers with access to sensitive information. However, we have no registered patents or trademarks (except for those listed above) and these measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.

     Given the rapid pace of technological development in the communications industry, there also can be no assurance that certain aspects of our internetworking test solutions do not or will not infringe on existing or future proprietary rights of others. Although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, from time to time third parties may assert infringement claims against us.

     If such infringement is found to exist, or if infringement is found to exist on existing or future proprietary rights of others, we may be required to modify our products or intellectual property or obtain the requisite licenses or rights to use such technology or intellectual property. However, there can be no assurance that such licenses or rights can be obtained or obtained on terms that would not have a material adverse effect on us.

     On January 13, 2004, we were served with a complaint, in the United States District Court for the District of New Jersey, by Acterna, LLC, alleging that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. No precise amount of damages has been asserted to date. We filed an answer to the complaint denying the allegations in the complaint and served a counterclaim for a declaratory judgment, attacking the patent being asserted on the basis of non-infringement, invalidity due to prior existing technology, and unenforceability due to certain alleged improper actions taken by Acterna in obtaining the patent. We believe that our defenses are meritorious and we intend to vigorously defend our right to sell the products. Should it ever become necessary to do so, we believe that we can continue to sell the accused products using alternative technologies. At this stage, it is not possible to estimate the amount of the potential damages or the chances of success.

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

     Our competitors with respect to internetworking test and analysis equipment include: NetTest, Agilent , Network Associates, Ixia, Tektronix, NetHawk, Acterna, SPIRENT Communications, Catapult, Sunrise Telecom Inc., J3Nova and Empirix. On the quality management front our competitors include Agilent, Brix Networks, Ectel, Minacom SwissQual and SOTAS. In addition to such competitors, we expect substantial competition from established and emerging computer, communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have including financial, technological, engineering, manufacturing and market and distribution capabilities, and some of them may enjoy greater market recognition than we do.

Employees

     As of December 31, 2003, we had 96 permanent employees and 17 temporary employees located in Israel, 12 permanent employees of RADCOM Equipment, Inc. located in the United States and 5 permanent employees located in Spain and China collectively. Of the 113 employees located in Israel, 56 were employed in research and development, 18 in operations (including manufacturing and production), 27 in sales and marketing and 12 in administration and management. Of the 12 employees located in the U.S., 10 were employed in sales and marketing and 2 were employed in administration and management. Of the 5 employees located in Spain and China, all were employed in sales and marketing. We consider our relations with our employees to be good and have never experienced a labor dispute, strike or work stoppage. Substantially all of our employees have employment agreements and none of them is represented by a labor union.

     Although our Israeli employees are not parties to a collective bargaining agreement, we are subject to certain provisions of general collective agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) that are applicable to our employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. These provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

     In Israel a general practice followed by us (although not legally required) is the contribution of funds on behalf of most of our full-time employees to an individual insurance policy known as “Managers’ Insurance”. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.3% and 15.8% of the employee’s base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide our employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary. In the United States we provide benefits, in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employees base salary. All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the consumer price index. The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

     C. ORGANIZATIONAL STRUCTURE

     In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, Inc., which conducts the sale and marketing of our products in North America. In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities. As of December 31, 2003, Radcom Investments holds some of our outstanding shares. In August 2001, we established our wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which conducts the sales and marketing of our products in the United Kingdom. In 2002, we established our wholly-owned Representative Office in China, which conducts the sales and marketing for our products in China. Our subsidiaries include:

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

     D. PROPERTY, PLANTS AND EQUIPMENT

     We do not own any real property. We currently lease an aggregate of approximately 2,407 square meters of office premises in Tel Aviv, which includes 2,106 square meters from affiliates of our principal shareholders. Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems. In 2003, aggregate annual lease payments for the Tel Aviv premises were approximately $524,000, of which approximately $475,000 was paid to affiliates of our principal shareholders. We may, in the future, lease additional space from an affiliated party. We also lease approximately 8,946 square feet in Paramus, New Jersey, from an affiliate. In 2003, aggregate annual lease payments for the premises were approximately $154,000. We sub-lease 2,815 square feet of the New Jersey premises to a third party, and in 2003 received aggregate rental payments of approximately $41,000. We also lease approximately 144 square meters in Beijing. In 2003, aggregate annual lease payments for the premise were approximately $35,000.

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

Overview

     We develop, manufacture, market and support network test and quality management solutions for data communications and telecommunications networks. Our products are used in the development and manufacturing of network equipment, the installation of networks, and the ongoing maintenance of operational networks to facilitate real-time identification, diagnosis, isolation and resolution of network problems. Our legacy product line is the Prism family of WAN/LAN/ATM protocol analyzers, consisting of the PrismLite and Prism UltraLite suite of integrated multi-technology test equipment. In 1999, we began to develop the Performer family of products, consisting of solutions for both Voice-over-Data , or VoD, and cellular networks. The Performer series is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware. GEAR is our proprietary silicon chip designed for protocol independent testing of high speed links on-line in full line rate. The Performer is designed for substantially enhanced performance relative to the Prism product line. During the first quarter of 2003, we launched the Cellular Performer, designed to provide testing performance at all cellular network layers, independent of protocols and technologies. The Cellular Performer offers a range of applications for analyzing and troubleshooting 2.5 and third generation networks, including, general packet radio service (GPRS), universal mobile telecommunications service (UMTS), enhanced data rates for global revolution standard (Edge) and code division multiple access (CDMA2000).

     In 2001, 2002 and 2003, we recorded net losses in the respective amounts of approximately $11.4 million, $4.7 million and $6.2 million, primarily as a result of the slowdown in the worldwide telecommunications industry, which resulted in decreases and delays in the procurement and deployment of new telecommunications equipment. In particular, since 2002, we have faced decreased demand for our Prism product line, which exacerbated the decrease in our revenues. The loss for 2003 included an inventory write-off of $960,000 taken in the first quarter and recorded in cost of sales. This write-off reflected the reduced value of some of the Prism series components caused by changing market conditions and the launch of our Cellular Performer.

     In the first quarter of 2003, we commenced sales of our Cellular Performer, after which we began to see a reverse in our revenue decline. The Cellular Performer line has been received well in the marketplace and resulted in growing sales in each quarter since its introduction. In 2003, our sales increased from $1.6 million in the first quarter to $2.4 million in the second quarter, representing a 50% increase, and then increased further to $3.1 million in the third quarter, representing an additional 29% increase, and then increased to $4.0 million in the fourth quarter, representing an additional 29% increase The Cellular Performer has been chosen by leading worldwide operators and equipment vendors in the cellular industry. Nevertheless, there can be no assurance that our sales will continue to increase.

     As a result of the rapid decline in revenues that began in 2001, our cost structure became disproportionate to our revenue level. Beginning in the first quarter of 2001 and continuing through 2003, we took a number of cost-cutting measures. Beginning in 2001 through 2003, we increasingly shifted to a subcontracting model for the manufacture of our products. By reducing fixed manufacturing costs, we will seek to ensure that our cost of goods sold fluctuates more directly in line with revenues. Second, in each of 2001, 2002 and 2003, we reduced our research and development workforce. Since our future success will depend upon our ability to introduce new products addressing the changing demands of the telecommunications industry on a timely basis, we tried to achieve a balance between the short-term and long-term challenges. Accordingly, we scaled back our research and development teams in a manner that we believe has not significantly affected our long-term development goals. Third, in each of 2001, 2002 and 2003, we reduced our sales and marketing workforce and related expenses in line with our reduced revenues. For example, we are now focusing on specific conferences rather than on general shows for marketing initiatives. In addition, potential customers for the new Cellular Performer product line are larger and more well-known and, as a result, our marketing efforts can be more focused.

     A. RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,
	2001	2002	2003
Sales	100.0%	100.0%	100.0%
Cost of sales	47.2	34.6	43.7

Gross profit	52.8	65.4	56.3

Operating expenses:
Research and development, gross	50.2	44.4	49.9
Less royaltybearing participation	10.6	15.9	17.8

Research and development, net	39.6	28.5	32.1
Sales and marketing	61.6	56.9	66.1
General and administrative	13.1	13.8	14.5

Total operating expenses	114.3	99.2	112.7

Operating loss	(61.5)	(33.8)	(56.4)
Financial income, net	0.2	1.5	0.8

Tax on Income	—	—	—
Net loss	(61.3)	(32.3)	(55.6)

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002 and Year Ended December 31, 2001

Revenues

	Year ended December 31,
				% Change	% Change
	(approximate $ in millions)			2002 vs.	2003 vs.
	2001	2002	2003	2001	2002
Performer	2.2	3.9	7.1	77.3	82.1
Prism	15.4	9.9	3.3	(35.7)	(66.7)
Others	1.1	0.8	0.8	(27.3)	0.0

Total revenues	18.7	14.6	11.2	(21.9)	(23.3)

     Revenues. Revenues consist of gross sales of products, less discounts, refunds and returns. The reduction in sales since 2001 reflects the global communications industry slowdown, which continued to restrain the overall level of our customers’ capital expenditures since 2001, and it also reflects a sharp reduction in demand for our Prism product line. This reduction was mitigated somewhat during the third and fourth quarters of 2003 by the increase in sales of our new Cellular Performer.

     Our sales network includes RADCOM Equipment, Inc., our wholly-owned subsidiary in the United States, as well as nine manufacturers’ representatives, and more than 60 independent distributors in over 50 other countries. The table below shows the sales breakdown by territory:

	Year ended December 31,			Year ended December 31,
	(approximate $ in millions)			(in percentage)
	2001	2002	2003	2001	2002	2003
North America	7.1	5.6	4.6	38.1%	38.0%	41.0%
Europe	6.7	5.1	4.1	35.9	34.9	36.4
Asia Pacific	3.4	3.1	2.2	18.3	21.3	20.0
Israel	0.3	0.2	0.1	1.7	1.6	0.8
Others	1.2	0.6	0.2	6.0	4.2	1.8

Total revenues	18.7	14.6	11.2	100.0%	100.0%	100.0%

     The relative reduction in sales in other territories reflects mainly the economic slowdown in South America.

Cost of sales and Gross profit

	Year ended December 31,
	(approximate $ in millions)
	2001	2002	2003
Cost of sales	8.8	5.0	4.9

Gross profit	9.9	9.6	6.3

     Cost of sales. Cost of sales consists primarily of our manufacturing costs, warranty expenses, allocation of overhead expenses and royalties to the Office of the Chief Scientist. Since 2001, we increasingly shifted to a subcontracting model for the manufacture of our products. As a result, cost of sales consisted of fixed costs of approximately $2.3 million, $1.5 million and $1.4 million, in 2001, 2002 and 2003, respectively. We believe that reducing fixed manufacturing costs will ensure that our cost of sales fluctuates more directly in line with revenues. Cost of sales in 2003 included an inventory write-off of $960,000 taken during the first quarter. This write-off was made to reflect the reduced value of some of the Prism series components, caused by changing market conditions. The increase in gross profit from 2001 to 2002 was primarily attributable to the success of our ongoing cost-cutting program and reducing the cost of components. Cost of sales for 2001 included an inventory write-off of approximately $1.0 million, and a provision for the layoff of employees of approximately $275,000, both taken in the first and second quarters of 2001. The write-off in 2001 was made to reflect the reduced value of components used in products that were discontinued due to changing market conditions.

     Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition and product mix. Generally, our gross profit is lower during the initial launch and manufacturing ramp-up of a new product as a result of manufacturing inefficiencies during that period. As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves. We have higher gross profit on sales of optional software packages than on sales of our other products. We also have higher gross profit on sales in North America, where we sell primarily through manufacturers’ representatives, than on sales outside North America where we sell through distributors.

Operating Costs and Expenses

	Year ended December 31,
	(approximate $ in millions)
	2001	2002	2003
Research and Development, gross	9.4	6.5	5.6
Less Royalty-bearing participation	2.0	2.3	2.0

Research and Development, net	7.4	4.2	3.6
Sales and Marketing	11.5	8.3	7.4
General and Administrative	2.4	2.0	1.6

Total Operating Expenses	21.3	14.5	12.6

     Research and Development. Research and development costs consist primarily of salaries and, to a lesser extent, payments to subcontractors, the costs of raw materials and allocation of overhead expenses. These expenses were partially offset by royalty-bearing grants from the Office of the Chief Scientist. The decrease in gross research and development expenses from 2001 to 2003 reflects the results of our cost-cutting program, which was carried out in a manner that we believe has not significantly affected our long-term development goals. In 2001, research and development gross expenses included a charge of approximately $645,000 related to a one-time provision for layoffs, and write-off of assets of approximately $60,000.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions to manufacturers’ representatives, advertising, public relations, trade shows, promotional expenses and allocation of overhead expenses. Commencing in 2001, we adjusted our sales and marketing expenses in line with reduced revenues. For example, we are now focusing on specific conferences rather than on general shows for marketing initiatives. In addition, potential customers for our new Cellular Performer product line are larger and more well-known and, as a result, our marketing efforts can be more focused. The decrease in sales and marketing expenses from 2001 to 2003 also reflects the freeze of our U.K. subsidiary’s operations and a reduction in commissions paid to sales representatives in the U.S., which are sales based and were therefore reduced in line with the decline in sales. Sales and marketing expenses for 2001 includes two charges: a write-off of demonstration equipment valued at approximately $115,000, and a provision for layoffs of employees of approximately $260,000.

     General and Administrative. General and administrative expenses consist primarily of salaries, professional fees and staffing recruitment. General and administrative expenses included a provision for bad debts and other totaling approximately $8,000 for 2003, $338,000 for 2002 and $401,000 for 2001. In 2001, we also recorded a provision of approximately $20,000 for the layoff of employees.

     Financial Income, Net. Financial income, net consists primarily of interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expense paid on bank short-term loans. Financial income, net was approximately $41,000 in 2001, $217,000 in 2002 and $93,000 in 2003. The decrease in financial income, net in 2003 compared to 2002 resulted from a decrease in interest rates and a decrease in the balance of our cash and short-term investments. In 2001, financial income net included a charge of approximately $710,000 reflecting impairment of investment in marketable securities as a result of a decline in the market value of the securities.

     B. LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations through cash generated from operations and from the proceeds of our 1997 initial public offering. Cash and cash equivalents, marketable securities and short-term investments in 2001, 2002 and 2003 were approximately $12.3 million, $10.2 million and $5.6 million, respectively. Investments in (or redemptions of) short term deposits and redemption of marketable securities in 2001, 2002 and 2003 were approximately $4.0 million, ($5.4 million) and ($3.0 million), respectively.

     Capital Expenditures. Capital expenditures in 2001, 2002, and 2003 were approximately $1.2 million, $434,000 and $222,000, respectively. These expenditures were principally for computers and equipment purchases.

     Net Cash Provided by/Used in Operating Activities. Net cash used in operating activities was approximately $3.9 million, $1.7 million, and $4.4 million in 2001, 2002, and 2003, respectively. In 2003, this was primarily due to a net loss of approximately $6.2 million and an increase of approximately $786,000 in trade receivables in line with increasing our revenue in the fourth quarter of 2003 and a decrease of approximately $147,000 in trade payables. This was partially offset by a decrease of approximately $279,000 in inventories, an increase of approximately $853,000 in other payables and accruals, a decrease of approximately $255,000 in other current assets and approximately $1.1 million of depreciation and amortization. The increase in trade receivables is due primarily to the increase in revenues in the fourth quarter of 2003 and an increase in the average number of sales days that are outstanding before we receive payment for the sale. The decrease in inventories is primarily a result of the write-off of approximately $960,000 which was taken during the first quarter of 2003. The decrease was partially offset by an increase in inventory of generic analyzer processors, known as “GEAR” that form a part of our new product, the Performer Analyzer. The decrease in trade payables is primarily a result of shifting to a subcontracting model for the manufacture of our products. The decrease in other current assets is primarily a result of a decrease in receivables from the Office of the Chief Scientist and prepaid expenses. The increase in payables and accruals is primarily a result of an increase in the deferred revenues and an increase in commissions payable due to an increase in revenue in North America in the fourth quarter of 2003.

     Net Cash Provided by/Used in Investing Activities. Our investment activities consist primarily of investments and redemptions of short-term bank deposits. Net cash provided by investing activities in 2002 and 2003 was approximately $5.0 million and $2.8 million, respectively. Net cash used in investing activities in 2001 was approximately $4.9 million.

     Net Cash Provided by/Used in Financing Activities. As explained above, our financial income and expenses consist primarily of interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expense paid on bank short-term loans. Net cash provided by financing activities in 2003 was approximately $4,000, and net cash used in financing activities in 2001 was approximately $92,000. We had no net change from financing activities in 2002.

     Private Placement. As described in the “Risk Factors” section above, in 2003, we fell below the minimum $10 million shareholders’ equity requirement of the Nasdaq National Market. In October 2003, we received a notice from Nasdaq that our shares would be delisted from the Nasdaq National Market if we did not demonstrate a plan to achieve and sustain compliance with all of the continued listing requirements. We submitted a plan of compliance to Nasdaq and subsequently appeared before a Nasdaq Listing Qualifications Panel to present an updated plan to achieve and maintain compliance with all of the Nasdaq National Market continued listing requirements. Our plan included, among other things, the recently completed $5.5 million private placement of ordinary shares and warrants. The Panel determined that we presented a definitive plan that should enable the company to achieve compliance with the minimum shareholders’ equity requirement and stayed the delisting, provided that we publicly evidence achievement of the minimum shareholders’ equity requirement on or before March 30, 2004, and meet certain other requirements, as described below.

     On March 29, 2004, we announced the closing of the private placement transaction and that as a result of the closing, our management believes we regained compliance with Nasdaq’s $10 million shareholders’ equity requirement. Under the PIPE investment, we issued 3,851,540 of our ordinary shares at an aggregate purchase price of $5.5 million or $1.428 per ordinary share. The investors in the PIPE included Star Ventures, B.C.S. Group, Yehuda Zisapel, Zohar Zisapel, and others. We also issued to the investors warrants to purchase up to 962,887 ordinary shares at an exercise price of $2.253 per share. The warrants are exercisable for two years from the closing of the PIPE.

     As part of the private placement, we have agreed to file a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants) within 45 days following the closing.

     Since completion of the private placement, we are in compliance with the $10 million shareholders’ equity requirement. We will continue to be monitored by a Nasdaq Listing Qualifications Panel until we meet certain requirements of the Panel’s Determination regarding our continued listing. These requirements include publicly filing a balance sheet on or before June 30, 2004, including pro forma adjustments for any significant events or transactions occurring on or before the date of the filing, to demonstrate achievement of the shareholders’ equity requirement. In addition, we must demonstrate an ability to sustain compliance with the minimum shareholders’ equity requirement over the long term. We cannot assure you that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the Nasdaq National Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the Nasdaq National Market. Our shares would then be quoted on the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for such market) or the Over-The-Counter Bulletin Board.

Impact of Related Party Transactions

     We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, only the office space leases are material to our operations. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreements and confirmed that they were not different than could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on certain issues. In the event that the transactions with members of the RAD-Bynet Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

Impact of Inflation and Currency Fluctuations

     Substantially all of our sales and most of our expenses are denominated in U.S. dollars or are dollar-linked. The currency of the primary economic environment in which our operations are conducted is, therefore, the dollar, which is our functional currency.

     Since we pay the salaries of our Israeli employees in NIS, the dollar cost of our operations is influenced by the extent to which inflation in Israel is (or is not) offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS while incurring expenses in NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

     For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar and we experienced increases in the dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2003, the rate of increase in value of the NIS against the dollar was 7.6% and the rate of deflation was 1.9%.

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

Effective Corporate Tax Rate

     Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, known as the Investments Law, and consequently are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), and up to ten years (in respect of income derived from our Jerusalem facility) commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes. At December 31, 2003, we had net operating loss carry forwards (unlimited in time) of approximately $18.9 million.

     Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $10.3 million available at December 31, 2003 for federal and state income tax purposes. These carry-forwards will offset future taxable income and expire in 2008 through 2023 for federal income tax purposes. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us. Our U.K. subsidiary had net loss carry-forwards of approximately $359,000 for U.K. tax purposes.

Government Grants and Related Royalties

     The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”. We may receive from the Office of the

Chief Scientist up to 50% of the research and development expenditures for particular projects. We recorded grants from the Office of the Chief Scientist totaling approximately $2.0 million in 2001, $2.3 million in 2002, and $2.0 million in 2003. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products funded with these grants. In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development. At December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $16.1 million. For additional information, see “Item 4B — Information on the Company – Israeli Office of Chief Scientist”.

     We are also obligated to pay royalties to the Israel-United States Binational Industrial Research and Development Foundation, the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales revenues of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2003, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $281,000. Since 1995 we have not received grants from the BIRD Foundation.

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

     Revenue recognition. Revenue from product sales is recognized, in accordance with 97-2, “Software Revenue Recognition”, upon shipment to customers and when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectability is probable. Amounts received from customers prior to product shipments are classified as advances from customers. With certain of our products, we provide a one-year free software update as part of the purchase price of our products, which includes bug fixing solutions and a hardware warranty (post customer support – “PCS”). In these cases, revenue from PCS during the first year is recognized upon delivery of the product, since the following criteria are met: (1) the PCS fee is included with the initial licensing fee, (2) the PCS included with the initial license is for one year, (3) the estimated cost for providing PCS during the arrangement is insignificant, (4) unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. For other products we provide PCS for two years. In these cases, revenue attributable to the PCS to be provided during the PCS period is unbundled utilizing our price lists for such service and deferred at the time of the initial sale and recognized ratably over the PCS period in accordance with the provisions of SOP 97-2. During the PCS period we provide telephone support and software maintenance releases, if and as developed. We do not commit to provide any software or support services which are deemed significant vendor obligations in accordance with SOP 97-2, “Software Revenue Recognition”. With respect to the hardware warranty, we apply the provisions of SFAS 5, “Accounting for Contingencies”, and recorded an appropriate provision. After the PCS period initially provided with our products, we sell extended PCS contracts, which includes full software updates, new protocols included in the packages at time of purchase, and full hardware repair of all faulty units. Revenues attributable to the extended PCS are deferred at the time of the initial sale and recognized ratably over the contract period.

     Allowance for product warranty. We grant a warranty for our products for an initial period of up to two years. We determine the balance sheet provision for warranties for all periods through December 31, 2003, as a percentage of sales during the period plus certain expenses we expect to incur based upon past experience. We estimate that those expenses will be insignificant, but there could be unexpected defects in the products which will cause us to incur higher expenses than expected.

     Trade receivables. Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when we think it is probable that we will be unable to collect all amounts, after taking into account current information regarding the customer’s ability to repay its obligations. The balance sheet allowance for doubtful accounts for all periods through December 31, 2003, is determined as a specific amount for those accounts the collection of which is uncertain. If our customers’ ability to repay their obligations changes in the future, the actual allowance for doubtful accounts may not be adequate.

     Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. Inventories write-off and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. Spare parts and raw materials that are no longer used in producing our product are written down to their fair market value. If changes in the market conditions or changes in the company’s products occur in the future, it is possible that additional write-off will be made at such time. In addition, we add to the cost of finished products and work in process held in inventory the overhead from our manufacturing process. If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

     Property and equipment, net. Property and equipment, net are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount for an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Events or changes in circumstances could require us to recognize an impairment in the value of our assets.

     C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

     See “Item 4—Business Overview—Research and Development” and “Business Overview—Proprietary Rights.”

     D. TREND INFORMATION

     Telecommunications and data communications equipment developers and manufacturers and carriers are the principal end-users of a large percentage of our products. From 2001 through the first half of 2003, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. Although some markets have stabilized, the level of capital expenditures remains low, and many developers and manufacturers in markets throughout the world continue to experience a low level of sales and revenues and have incurred significant operating losses. Many carriers and service providers have stopped either deploying new data communications or telecommunications systems or purchasing new data communications or telecommunications products or have ceased operations completely and are no longer potential customers for us and for the developers and manufacturers to which we sell our products.

     As a result of the foregoing, we experienced a significant decline in demand for our products in 2001, 2002, and the first half of 2003, resulting in a significant decline in sales and revenues. In addition, we have been affected by reduced market demand for our Prism product line. In the second half of 2003, we perceived an improvement in the general market for telecommunications equipment, particularly in the cellular segment of the market. We experienced strong initial sales and demand for our new Cellular Performer product, which was launched in February 2003. The Cellular Performer addresses the needs of equipment manufacturers and service providers in the Data Over Cellular markets. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations. Any return to a prolonged and substantial curtailment of growth in the telecommunications industry will likely have a material adverse effect upon us, and may result from circumstances unrelated to us or our product offerings.

     E. OFF BALANCE SHEET ARRANGEMENTS

     Not applicable.

     F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table of our material contractual obligations as of December 31, 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
		Less than	2-3	4-5	More than
Contractual Obligations	Total	1 year	years	years	5 years
	(in thousands US$)
Property Leases	$1,303	$674	$629	$—	$—
Open purchase orders	830	830
Operating Leases	179	151	27	1	—

Total	$2,312	$1655	$656	$1	$—

     In addition, at December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $16.1 million and our contingent liability to the Bird Foundation in respect of funding received was approximately $281,000. These liabilities will be paid as percentages based on revenues derived from sales of products funded with these grants.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A. DIRECTORS AND SENIOR MANAGEMENT

     The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel.	55	Chairman of the Board of Directors

Arnon Toussia-Cohen	49	President, Chief Executive Officer and Director

David Zigdon.	47	Vice President Finance and Chief Financial Officer

Hanan Klainer.	43	Vice President Sales and Marketing

David Ripstein.	37	General Manager, Products and Technologies

Ilan Bar.	43	Chief Technology Officer

Ruth Koren.	47	Vice President Human Resources

Michael Shilinger.	49	Vice President Operations

Rony Ross.	54	Director

Zohar Gilon.	56	Director

Dan Barnea.	59	Director

     Mr. Zohar Zisapel, one of the co-founders of our company, has served as our Chairman of the Board since our inception. Mr. Zisapel also serves as a director of RADCOM Equipment, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is a director of other public companies including: Verisity Ltd., RADVision Ltd., Ceragon Ltd. and RIT Technologies Ltd. Mr. Zisapel previously served as Head of the Electronics Research Department in the Israeli Ministry of Defense. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

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

     Mr. Hanan Klainer, our Vice President of Sales, joined us in 1998 as Regional Marketing Manager and was then promoted to the position of Vice President of Sales. Prior to joining us, he worked with Tadiran Scopus where he was Marketing Manager. Before that, he worked at Orbotech as Technical Marketing Manager for the Japanese Market. Mr. Klainer has a degree in electronic engineering from Tel Aviv University and an Executive M.B.A. from the Hebrew University in Jerusalem.

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

     Ms. Rony Ross has served as a Director since December 2000. She is the Executive Chairman and founder of Panorama Software Ltd., a developer and marketer of Business Intelligence and on-line analytical processing (OLAP) systems and has been its Chief Executive Officer from 1993 until 2002. Ms. Ross has over 25 years experience in the software and hi-tech industry. Ms. Ross is also a director of Fundtech. She holds a B.Sc. degree in Mathematics and Statistics from Tel Aviv University, an M.B.A. degree from the Recanati Management School of Tel Aviv University and an M.Sc. degree in Computer Science from the Weizmann Institute of Science.

     Mr. Zohar Gilon has served as a Director since June 1995. He serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S. From 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon serves as a director of other public companies, namely Ceragon Ltd. and RIT Technologies Ltd., and several private companies. Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of ours in Israel. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

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

     B. COMPENSATION

     The aggregate direct remuneration paid to all of our directors and officers as a group (11 persons) for the year ended December 31, 2003 was approximately $1.1 million. This amount includes approximately $203,000, which was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period.

     As of December 31, 2003, our directors and officers as a group held options to purchase an aggregate of 1,654,300 ordinary shares. Other than the options granted to our directors under the Directors Share Incentive Plan (1997), the 2001 Share Option Plan and the 2003 Share Option Plan and reimbursement for expenses, we do not compensate our directors for serving on our Board of Directors.

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

     On October 22, 2001, our Board of Directors resolved to reprice options to purchase 439,815 ordinary shares, which had been granted to our and our subsidiaries’ non-management employees under the 2000 Share Option Plan and the International Employee Stock Option Plan. According to the resolution, the exercise price of these options was reduced to $0.0, subject to the following conditions: (i) the aggregate amount of options issued to each employee was reduced by 25%; (ii) the vesting period of all options was reduced to a period of three years commencing on the date of the resolution; and (iii) for a period of two years commencing on the date of the resolution each employee is not permitted to exercise his or her options if the market price of our ordinary shares on the date of exercise is under $3.00 per ordinary share. We expect the financial effect of the repricing to be an increase in our non-cash compensation expense of approximately $27,000, in 2004.

     As of December 31, 2003, we have granted options to purchase 3,715,001 ordinary shares, of which options to purchase 709,635 ordinary shares have been exercised and options to purchase 3,005,366 ordinary shares remain outstanding. An additional 706,448 ordinary shares are reserved for issuance under our stock option plans. On October 19, 2003, our Board of Directors and the Audit Committee resolved to grant options to purchase 30,000 ordinary shares at an exercise price of $1.27 to Arnon Toussia-Cohen, our Chief Executive Officer, under the 2003 Share Option Plan, all of which will expire on October 19, 2013. This resolution was approved by our shareholders at the Special Shareholders’ Meeting on March 15, 2004.

     C. BOARD PRACTICES

Terms of Office

     Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for external directors (as discussed below), directors serve until the next Annual General Meeting. The current Board of Directors is comprised of Zohar Zisapel, Zohar Gilon, Dan Barnea, Arnon Toussia-Cohen and Rony Ross. None of our directors have service contracts with the company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

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

Audit Committee

     Nasdaq Requirements

     Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rony Ross, Dan Barnea and Zohar Gilon qualify as independent directors under the current Nasdaq requirements, and are all members of the Audit Committee. In addition, we have adopted an audit committee charter as required by the Nasdaq rules.

     The Audit Committee of the Board of Directors assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

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

     The duty of the audit committee is to identify irregularities in the management of the company’ s business, including in consultation with the internal auditor and the company’s independent accountants, and to recommend remedial action relating to such irregularities. In addition, the approval of the audit committee is required under the Companies Law to effect certain related-party transactions.

     An audit committee of a public company may not approve a related-party transaction under the Companies Law unless at the time of such approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

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

     Mr. Jonathan Glazer serves as our internal auditor.

Exculpation, Indemnification and Insurance of Directors and Officers

     We have agreed to exculpate and indemnify our office holders to the fullest extent permitted under the Companies Law. We have also purchased a directors and officers liability insurance policy. For information regarding exculpation, indemnification and insurance of directors and officers under applicable law and our articles of association, see “Item 10B – Additional Information – Memorandum and Articles of Association”.

Committees

     The Board of Directors appoints committees to help carry out its duties. Each committee reviews the results of its meetings with the full Board of Directors. In addition to the audit committee, the Board of Directors has formed an investments committee and a share incentive committee. The investments committee, of which Ms. Ross and Messrs. Zohar Zisapel and Gilon are the current members, exercises the power of the Board of Directors with respect to our investment policy. The share incentive committee, of which Ms. Ross and Messrs. Toussia-Cohen and Zohar Zisapel are the current members, administers: (i) the Key Employee Share Incentive Plan (1996); (ii) the Directors Share Incentive Plan (1997); (iii) the 1998 Employee Bonus Plan; (iv) the 1998 Share Option Plan; (v) the International Employee Stock Option Plan; (vi) the 2000 Share Option Plan; (vii) the 2001 Share Option Plan; and (viii) the 2003 Share Option Plan. Under Section 112 of the Companies Law, the share incentive committee may only advise our Board of Directors with regard to the grant of options, and the actual grant of options must be approved by our Board of Directors.

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

     D. EMPLOYEES

     As of December 31, 2003, we had 130 permanent and temporary employees worldwide, of which 56 were employed in research and development, 42 in sales and marketing, 14 in management and administration and 18 in operations. As of December 31, 2003, 113 of our employees were based in Israel, 12 were based in the United States and 5 were based in Spain and China. All of our employees have executed employment agreements, including confidentiality and non-compete provisions with us. We are subject to labor laws and regulations in Israel and the United States. We and our Israeli employees are also subject to certain provisions of the general collective agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees are represented by a labor union and we have not experienced any work stoppage.

     E. SHARE OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 31, 2004. The percentage of outstanding ordinary shares is based on 14,392,931(3) ordinary shares outstanding as of March 31, 2004.

Percentage of
	Number of Ordinary	Outstanding Ordinary
	Shares Beneficially	Shares Beneficially
Name	Owned(1)	Owned(2) (3)
Zohar Zisapel(4)(5)	3,297,242	22.5%
Arnon Toussia-Cohen(6)	310,000	2.1%
David Zigdon	*	*
Hanan Klainer	*	*
Ilan Bar	*	*
Ruth Koren	*	*
Michael Shilinger	*	*
David Ripstein	*	*
Rony Ross	*	*
Zohar Gilon	*	*
Dan Barnea	*	*
All directors and executive officers as a group (11 persons) (1) (2)	4,386,542	27.9%

*	Less than 1%.

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options and warrants to purchase ordinary shares that are exercisable within 60 days of March 31, 2004. See “Item 5—LIQUIDITY AND CAPITAL RESOURCES – Private placement.”

(2)	For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options and warrants to purchase ordinary shares that are exercisable within 60 days by March 31, 2004. See “Item 5—LIQUIDITY AND CAPITAL RESOURCES – Private placement.”

(3)	The number of outstanding ordinary shares does not include shares that were repurchased by us.

(4)	Includes beneficial ownership of ordinary shares held by RAD Data Communications Ltd and Klil and Michael Ltd, Israeli companies.

(5)	Mr. Zisapel has been granted options to purchase 160,000 ordinary shares, as follows: options to purchase 30,000 ordinary shares at an exercise price of $4.531 per share, expiring on September 16, 2004; options to purchase 25,000 ordinary shares at an exercise price of $4.50 per share, expiring on December 11, 2005; options to purchase 45,000 ordinary shares at an exercise price of $1.84 per share, expiring on December 31, 2006; and options to purchase 60,000 ordinary shares, at an exercise price of $1.03 per share expiring on September 10, 2013. Of the aggregate options granted, options to purchase 105,000 ordinary shares are exercisable as of March 31, 2004 or within 60 days thereof. In addition, as part of the PIPE transaction Mr. Zisapel has been granted warrants to purchase up to 129,377 ordinary shares and Rad Data Communications Ltd. has been granted warrants to purchase up to 9,979 ordinary shares, at an exercise price of $2.253 per share. See “Item 5—LIQUIDITY AND CAPITAL RESOURCES – Private placement.”

(6)	Mr. Toussia Cohen has been granted options to purchase 425,000 ordinary shares, as follows: options to purchase 140,000 ordinary shares at an exercise price of $2.375 per share, expiring on November 16, 2008; options to purchase 30,000 ordinary shares at an exercise price of $4.531 per share, expiring on September 16, 2004; options to purchase 75,000 ordinary shares at an exercise price of $5.75 per share, expiring on December 27, 2009; options to purchase 120,000 ordinary shares at an exercise price of $1.84 per share, expiring on December 31, 2011; options to purchase 30,000 ordinary shares at an exercise price of $1.03 per share, expiring on September 10, 2013; and options to purchase 30,000 ordinary shares at an exercise price of $1.27 per share, expiring on October 19, 2013. Of the aggregate options granted, options to purchase 310,000 ordinary shares are exercisable as of March 31, 2004 or within 60 days thereof.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2004, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

	Number of Ordinary	Percentage of
	Shares Beneficially	Outstanding Ordinary
Name	Owned(1)	Shares(2)
Zohar Zisapel(3) (4)	3,297,242	22.5%
Yehuda Zisapel(3) (5)	2,027,161	14.0%
RAD Data Communications Ltd (6)	177,841	1.2%
Star Growth Enterprise, a German Civil Law Partnership (with limitation of liability) (7)	1,225,490	8.4%
J. Carrlo Cannell, D/B/A Cannell Capital Management (8)	1,935,540	13.4%

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2004, and shares that may be acquired upon exercise of the Warrants. See “Item 5—LIQUIDITY AND CAPITAL RESOURCES – Private placement”

(2)	The percentage of outstanding ordinary shares is based on 14,392,931 ordinary shares outstanding as of March 31, 2004. For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options and warrants to purchase ordinary shares that are exercisable within 60 days of March 31, 2004. See “Item 5—LIQUIDITY AND CAPITAL RESOURCES – Private placement.” The number of outstanding ordinary shares does not include shares that were repurchased by us.

(3)	Includes beneficial ownership of Messrs. Zohar Zisapel and Yehuda Zisapel of ordinary shares held by RAD Data Communications Ltd., an Israeli company.

(4)	Includes 167,862 ordinary shares and 9,979 warrants to purchase ordinary shares owned of record by RAD Data Communications, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company, 105,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 31, 2004, and 129,377 warrants to purchase ordinary shares. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

(5)	Includes 167,862 ordinary shares and 9,979 warrants to purchase ordinary shares owned of record by RAD Data Communications and 910,360 ordinary shares owned of record by Retem Local Networks Ltd., an Israeli company and 116,246 warrants to purchase ordinary shares. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these ordinary shares.

(6)	Includes 9,979 warrants to purchase ordinary shares.

(7)	Includes 70,028 ordinary shares owned of record by SVM Star Ventures Managementgesellschaft mbH Nr. 3 and 245,098 warrants to purchase ordinary shares.

(8)	J. Carrlo Cannell, D/B/A Cannell Capital Management, acquired beneficial ownership of the ordinary shares during the past years. This information is based on Mr. Cannell’s Form 13-G filings as of January 5, 2004.

     B. RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

     Messrs. Yehuda and Zohar Zisapel are founders and principal shareholders of our company. Zohar Zisapel is a director. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group. Such other corporations include: RAD Data Communications Ltd. ; RADVision Ltd.; BYNET Data Communications Ltd.; BYNET SAMECH LTD.; BYNET SYSTEMS APPLICATIONS LTD.; BYNET ELECTRONICS LTD. (a non-exclusive distributor in Israel for us); AB-NET Communication Ltd.

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

     We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels. Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours and others of such products may be used in place of (and thus might be deemed to be competitive with) our products. We incorporate into our product line (i) a software package for SNA decoding and a microcode for the programming of a certain chip that is included in our LAN hardware and (ii) a software package for voice-over-IP simulation (H.323, SIP), both of which we purchased from members of the RAD-BYNET Group. The aggregate amount of such purchases were approximately $61,000, $33,000 and $28,000 in 2001, 2002 and 2003, respectively.

     We purchase certain products and services of members of the RAD-BYNET Group, in circumstances in which the terms are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. The aggregate amount of such purchases were approximately $74,000, $28,000 and $45,000 in 2001, 2002 and 2003, respectively.

     Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services. The aggregate amount of such reimbursements were approximately $45,000, $41,000 and $35,000 in 2001, 2002 and 2003, respectively.

     We currently lease office premises in Tel Aviv, Paramus, New-Jersey and manufacturing premises in Jerusalem from an affiliate. The aggregate amount of lease payments were approximately $804,000, $708,000, and $628,000 in 2001, 2002, and 2003, respectively.

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

Other Financial Information

     In 2003, the amount of our export sales was approximately $11.1 million, which represented 99.2% of our total sales.

Legal Proceedings.

     On January 13, 2004, we were served with a complaint, in the United States District Court for the District of New Jersey, by Acterna, LLC, alleging that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. No precise amount of damages has been asserted to date. We filed an answer to the complaint denying the allegations in the complaint and served a counterclaim for a declaratory judgment, attacking the patent being asserted on the basis of non-infringement, invalidity due to prior existing technology, and unenforceability due to certain alleged improper actions taken by Acterna in obtaining the patent. We believe that our defenses are meritorious and we intend to vigorously defend our right to sell the products. Should it ever become necessary to do so, we believe that we can continue to sell the accused products using alternative technologies. At this stage, it is not possible to estimate the amount of the potential damages or the chances of success.

Dividend Policy

     We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

     B. SIGNIFICANT CHANGES

     Except as otherwise disclosed in this annual report on Form 20-F, there has been no material change in our financial position since December 31, 2003.

     As described in the “Risk Factors” section above, in 2003 we fell below the minimum $10 million shareholders’ equity requirement of the Nasdaq National Market. In October 2003, we received a notice from Nasdaq that our shares would be delisted from the Nasdaq National Market if we did not demonstrate a plan to achieve and sustain compliance with all of the continued listing requirements. We submitted a plan of compliance to Nasdaq and subsequently appeared before a Nasdaq Listing Qualifications Panel to present an updated plan to achieve and maintain compliance with all of the Nasdaq National Market continued listing requirements. Our plan included, among other things, the recently completed $5.5 million private placement of ordinary shares and warrants. The Panel determined that we presented a definitive plan that should enable the company to achieve compliance with the minimum shareholders’ equity requirement and stayed the delisting, provided that we publicly evidence achievement of the minimum shareholders’ equity requirement on or before March 30, 2004. On March 29, 2004, we announced that we completed the PIPE investment and that as a result of the closing, management believes we regained compliance with Nasdaq’s $10 million shareholders’ equity requirement. We will continue to be monitored by a Nasdaq Listing Qualifications Panel until we meet certain requirements of the Panel’s Determination regarding our continued listing. These requirements include publicly filing a balance sheet on or before June 30, 2004, including pro forma adjustments for any significant events or transactions occurring on or before the date of the filing, to demonstrate achievement of the shareholders’ equity requirement. In addition, we must demonstrate an ability to sustain compliance with the minimum shareholders’ equity requirement over the long term.

     Our unaudited statement of operations for the three months ended March 31, 2004 and unaudited balance sheets as of March 31, 2004 after giving effect to the PIPE investment are provided below.

Consolidated Statements of Operations
(1000’s of U.S. dollars, except per share data)

	Three months ended March 31,
	2004	2003
	(unaudited)	(unaudited)
Sales	$3,504	$1,600
Cost of sales*	1,144	1,621

Gross profit (loss)	2,360	(21)
Research and development, gross	1,246	1,417
Less - royalty-bearing participation	500	451

Research and development, net	746	966
Sales and marketing	1,744	1,822
General and administrative	452	393

Total operating expenses	2,942	3,181

Operating loss	(582)	(3,202)
Financing income, net	6	22

Net loss	(576)	(3,180)

Basic loss per ordinary share	$(0.05)	$(0.30)

Weighted average number of ordinary shares (basic)	10,610,274	10,492,050

* Cost of Sales for the first quarter of 2003 included an inventory write-off in the amount of $960,000

Consolidated Balance Sheets
(1000’s of U.S. dollars)

	As of	As of
	March 31, 2004	December 31, 2003
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	10,460	5,614
Trade receivables, net	3,228	3,769
Inventories and inventory prepayments	1,826	1,739
Other current assets	678	346

Total Current Assets	16,192	11,468

Assets held for severance benefits	1,470	1,449

Property and equipment, net	1,387	1,486

Total Assets	19,049	14,403

Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	1,536	1,152
Other payables and accrued expenses	4,283	4,849

Total Current Liabilities	5,819	6,001

Liability for employees severance pay benefits	2,159	2,156

Total Liabilities	7,978	8,157

Shareholders’ Equity
Share capital	100	57
Additional paid-in capital	43,631	38,273
Accumulated deficit	(32,660)	(32,084)

Total Shareholders’ Equity	11,071	6,246

Total Liabilities and Shareholders’ Equity	19,049	14,403

ITEM 9. THE OFFER AND LISTING

     A. OFFER AND LISTING DETAILS

     The following table sets forth the high and low bid prices of our ordinary shares as reported by the Nasdaq National Market for the calendar periods indicated:

	High	Low
1999	$7.88	$2.19
2000	$20.50	$2.44
2001	$4.75	$0.74
2002	$2.67	$0.35
2003	$2.19	$0.64
2002
First Quarter	$2.67	$1.13
Second Quarter	$1.46	$0.50
Third Quarter	$1.07	$0.35
Fourth Quarter	$1.18	$0.49
2003
First Quarter	$1.20	$0.70
Second Quarter	$1.10	$0.64
Third Quarter	$1.77	$0.95
Fourth Quarter	$2.19	$1.04
2004
First Quarter	$2.78	$1.20
Most recent six months
November 2003	$2.15	$1.20
December 2003	$2.19	$1.21
January 2004	$2.78	$1.25
February 2004	$2.37	$1.69
March 2004	$2.05	$1.48
April 2004	$1.99	$1.30

     B. PLAN OF DISTRIBUTION

     Not applicable.

     C. MARKETS

     Since our initial public offering on September 24, 1997, our ordinary shares have been traded on the Nasdaq National Market under the symbol RDCM. Prior to such date, there was no market for our ordinary shares.

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

     The full details of all our objects and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolution of our shareholders. One of the objects listed is to manufacture, market and deal with in all ways computer equipment, including communications equipment and all other equipment related in any way to such equipment. Some additional objects of our listing include: having business relationships with representatives and agents; engaging in research and development; gaining intellectual property; engaging in business actions with other business owners; lending money when we deem it proper; dealing in any form of business (import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

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

External Directors

     See “Item 6 — Board Practices External Directors.”

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

     The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to utilize reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his position; and

•	all other important information pertaining to such actions.

     The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties for the company and the performance of his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself, or for others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

     Each person listed in the table above under “ – Directors and Senior Management” above is an office holder. Under the Companies Law, the approval of the Board of Directors is required for all compensation arrangements of office holders who are not directors. Under the Companies Law, directors’ compensation arrangements require the approval of the audit committee and the Board of Directors, in such order, and in a public company, the approval of the audit committee, the Board of Directors and the shareholders, in that order.

Conflict of Interest

     The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the Board of Directors meeting in which the transaction is first discussed, any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to the personal interest of the office holder’s relative, which term is defined in the Companies Law as the person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction which is:

•	not in the ordinary course of business;

•	not on market terms; or

•	is likely to have a material impact of the company’s profitability, assets or liabilities.

     Under the Companies Law, the Board of Directors may approve a transaction between the company and an office holder or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, the transaction requires the approval of the audit committee and the Board of Directors, in that order. In certain circumstances, shareholder approval may also be required. An office holder who has a personal interest in an extraordinary transaction that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at such meeting or vote on such transaction, unless a majority of the members of the Board of Directors or the audit committee, as the case may be, also have a personal interest. If a majority of the members of the Board of Directors or the audit committee, as the case may be, also have a personal interest, shareholder approval is also required.

Changing Rights of the Shareholders

     The company may change the rights of owners of shares of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock. An enlargement of a class of stock is not considered changing the rights of such class of stock.

Shareholder Meetings

     The company has two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. We are required to give notice of general meetings no less than seven days before the general meetings. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company. If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the chairman of the board and the majority of the voting power represented at the meeting agree).. Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative.

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

     For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7 – Related Party Transactions.”

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

Insurance of Office Holders

     Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

•	a breach of an office holder’s duty of care to us or to another person;

•	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon an office holder in favor of another person concerning an act performed by an office holder in his or her capacity as an office holder.

Indemnification of Office Holders

     Our articles of association provide that we may indemnify an office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, as follows:

•	a monetary liability imposed on an office holder in favor of another person in accordance with a judgment, including a settlement or an arbitration award approved by a court; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or which the office holder was ordered to pay by a court, in a proceeding we instituted against him or her or which was instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

Our articles of association also include provisions:

•	authorizing us to undertake in advance to indemnify an office holder, provided that the undertaking is restricted to types of events which our Board of Directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our Board of Directors to be reasonable under the circumstances; and

•	authorizing us to retroactively indemnify an office holder.

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

     In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and Board of Directors and, if the beneficiary is a director, by our shareholders. Our audit committee, Board of Directors and shareholders resolved to indemnify and exculpate our office holders by providing them with indemnification agreements and approving the purchase of a directors and officers liability insurance policy.

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

     The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% share-holder of the company, unless there is already a majority shareholder of the company. The Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside of Israel, such as ourselves. In any event, if as a result of an acquisition of shares a purchaser would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the company’s shares. If more than 95% of the outstanding shares are tendered in the tender offer, all shares that the purchaser offered to acquire are transferred to such purchaser.

     Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

     C. MATERIAL CONTRACTS

     For a summary of our material contracts, see “Item 7 – Related Party Transactions” and “Item 4 – Information on the Company – Property, Plants and Equipment.”

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

     E. TAXATION

Israeli Tax Considerations

     The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

     The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds , directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors); and

•	Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

General Corporate Tax Structure

     Generally, Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits and Grants for Research and Development

     Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

     Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	deductions over an eight-year period for purchases of know-how and patents;

•	deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock exchange outside of Israel;

•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

     The Income Tax Law (Inflationary Adjustments), 1985, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

•	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70%

of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•	If the depreciated cost of Fixed Assets exceeds a company’s equity, then the product of such excess multiplied by the applicable annual rate of inflation is added to taxable income.

The Government of Israel has indicated that it may amend or eliminate these provisions of the Inflationary Adjustments Law in the future, due to the low rate of inflation in Israel in recent years.

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Taxable gains on certain listed securities ( which are taxed at a reduced tax rate with respect to individuals following the tax reform) are taxable at the Company Tax rate in certain circumstances.

Capital Gains Tax on Sales of Our Ordinary Shares

     Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

     Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as RADCOM), or (iii) companies dual- traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, and does not apply to: (i) the sale of shares to a relative (as defined in the tax reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

     In December 2003 regulations promulgated pursuant to the tax reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of the 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (iii) shareholders claiming a deduction for financing expenses in connection with such shares. Such regulations further provided that with respect to shares of Israeli companies traded in a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a - recognized stock exchange or regulated market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

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

Law for the Encouragement of Capital Investments, 1959

     The Law for the Encouragement of Capital Investments, 1959, as amended, or the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise. The Investments Law will expire on June 30, 2004, unless its terms are extended. Accordingly, requests for new programs or expansions that are not approved by June 30, 2004 will not confer any tax benefits, unless the term of the law is extended. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than 36% as stated above) for the “Benefit Period”, a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. Under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

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

     A company with an Approved Enterprise designation may elect (as we have done) to forego certain Government grants extended to Approved Enterprises in return for an “alternative package of benefits.” Under such alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investments Law for the remainder of such Benefits Period.

     A company that has elected such alternative package of benefits and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to corporate tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had the company not elected the alternative package of benefits (10%-25%, depending on the extent of foreign shareholders holding the company’s ordinary shares). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed out of the income derived in the tax exemption period. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See Note 8 to the Consolidated Financial Statements.

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

     In 1993, our investment program in our Tel Aviv facility was approved as an Approved Enterprise under the Investments Law. We elected the alternative package of benefits in respect thereof. Our program for expansion of our Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994 and the approval thereof was received in February 1995. As we selected the alternative package of benefits for our program, once we begin generating taxable net income we will be entitled to a tax exemption with respect to the additional income derived from that program for six years and will be taxed at a rate of 10%-25%, depending on the level of foreign investment, for one additional year. The approval provides that the tax rates on income allocated to our research and development and marketing and management activities (which are located in Tel Aviv) are to be determined by the Israeli tax authorities. The approval also provides that the six-year period may be extended to ten years if our application to the Investment Center for recognition as a “high technology” facility is approved. In this case we would not be entitled to an additional year at the 10%- 25% tax rate. In letters dated May 30, 1996 and June 16, 1996, the Israeli tax authorities provided that, for the purpose of determining our tax liability, our income will be allocated to our manufacturing plant (which is located in Jerusalem) and to our research and development center (in Tel Aviv), according to the formula described below. Income allocated to the manufacturing plant will benefit from a six-year tax exemption, and for the year immediately following, will be taxed at a rate of 10%-25%, depending on the level of foreign investment, or benefit from a ten year tax exemption, while income allocated to the research and development center will benefit from a two-year exemption and for a five-year period immediately following will be taxed at a 10%-25% rate. The tax authority further provided that the income allocated to our research and development center will be in an amount equal to the expenses of such center (after deducting the grants from the office of the Chief Scientist and adding royalties paid to the office of the Chief Scientist as well as a pro rata portion of our general and administrative expenses) plus a certain portion of our profit derived from our industrial activities, calculated as follows. If we are not profitable, no profits before tax will be allocated to the research and development center. If profits do not exceed 35% of sales, the profits allocated to the research and development center will be at a rate equal to our rate of profits on our sales, plus 5%, up to a maximum of 35%. In the event that profits exceed 35% of sales, the research and development center will be allocated profits at a 35% rate. The letter also states that the Israeli tax authorities may reexamine the above arrangement in 1998 or when we are granted an approval for an additional expansion, whichever is earlier, based on development in the manufacturing plant, the number of employees employed therein and its location. Any such new arrangement would be applied only with respect to tax years following the year in which we were notified of an intention to reexamine the arrangement.

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

United States Federal Income Tax Considerations

     Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

     Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. Holder (a “Non-U.S. Holder”) are also discussed below. This discussion considers only U.S. Holders that will own their ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

     This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such Holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to Holders that are subject to special treatment, including Holders that :

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities”;

•	hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	are, or hold their shares through, partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

Taxation of Ordinary Shares

     Taxation of Dividends Paid On Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

     Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

     U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

     Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a

U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

     Passive Foreign Investment Company Status. We would be a passive foreign investment company (a “PFIC”) for 2003 if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year was passive income or the average percentage (by value) of our passive assets during the taxable year was at least 50 percent. As discussed below, we believe that we were not a PFIC for 2003.

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

     As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, if our shares are then “marketable,” within the meaning of the Code, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

     Based upon our market capitalization during each year prior to 2001, we believe that we were not a PFIC for any such year. Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Information Reporting and Back-up Withholding

     U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding (currently at a rate of up to 28%) on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

     F. DIVIDENDS AND PAYING AGENTS

     Not Applicable.

     G. STATEMENTS BY EXPERTS

     Not applicable.

     H. DOCUMENTS ON DISPLAY

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

     The initial public offering of our ordinary shares, NIS 0.05 per share, commenced on September 24, 1997, and terminated after the sale of all the securities registered. The managing underwriters of the offering were Unterberg Harris, Pennsylvania Merchant Group Ltd. and Fahnestock & Co., Inc. We registered 2,645,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over-allotment option. Of such shares, we sold 2,645,000 ordinary shares at an aggregate offering price of approximately $25.1 million ($9.50 per share). Under the terms of the offering, we incurred underwriting discounts and commissions of approximately $1.7 million. We also incurred estimated expenses of $1.3 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $22.1 million. As of December 31, 2003, approximately $0.3 million of the net proceeds has been used for the construction of facilities; $7.4 million has been used for the purchase and installation of machinery and equipment; approximately $0.3 million has been used for the repurchase of 123,372 of our ordinary shares; and approximately $8.5 million has been used for operational expenditures.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

     Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2003. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Internal Control Over Financial Reporting.

     There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Zohar Gilon is our “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

     On February 1, 2004, our Board of Directors adopted our Code of Ethics, a code that applies to all directors, officers and other employees of the Company, including our Chief Executive Officer and President, and Chief Financial Officer and Vice President Finance. Our Code of Ethics is filed as an exhibit to this annual report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     In the annual meeting held in September 2003, our shareholders re-appointed KPMG to serve as our independent auditors.

     KPMG billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2003	2002
Audit Fees	$11,000	$35,000
Audit-Related Fees	—	—
Tax Fees	$26,000	$34,000
All Other Fees	—	—

Total	$37,000	$69,000

     “Audit Fees” are the aggregate fees billed (for the year) for the audit of our annual financial statements, reviews of interim financial statements and attestation services that are normally provided in connection with statutory and regulatory filings or engagements.

     “Audit-Related Fees” are the aggregate fees billed (for the year) for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees. During the last two years we were not billed for such services by KPMG.

     “Tax Fees” are the aggregate fees billed (in the year) for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning. KPMG provided us with tax services such as PFIC evaluation and tax planning.

     Our Audit Committee oversees our independent auditors. See also the description under the heading “Board Practices” in “Item 6. Directors, Senior Management and Employees.” Our Audit Committee’s policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Chairperson of our Audit Committee is authorized to approve any such services between meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

     Not applicable.

  PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

     The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19. EXHIBITS

     The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association*

1.2	Articles of Association, as amended**

2.1	Form of ordinary share certificate*

4.1	2000 Share Option Plan**

4.2	1998 Employee Bonus Plan***

4.3	1998 Share Option Plan****

4.4	International Employee Stock Option Plan*****

4.5	Directors Share Incentive Plan (1997)******

4.6	Key Employee Share Incentive Plan (1996)*******

4.7	2001 Share Option Plan********

4.8	2003 Share Option Plan*********

4.9	Lease Agreement, dated November 15, 2000, among Vitalgo Textile Industries Ltd., Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and Radcom Ltd. (English summary accompanied by Hebrew original)**********

4.10	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and Radcom Ltd. (English summary accompanied by Hebrew original)**********

4.11	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and Radcom Ltd. (English summary accompanied by Hebrew original)**********

Exhibit No.	Description
4.12	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and Radcom Equipment, Inc.**********

4.13	Lease Agreement, dated January 22, 2002, between Regus Business Centre and Radcom Ltd. ***********

4.14	Registration Rights Agreement by and among (i) RADCOM Ltd. and (ii) Yehuda Zisapel, Zohar Zisapel, Moty Ben-Arie and Zohar Gilon*

4.15	Registration Rights Agreement by and among (i) RADCOM Ltd. and (ii) Walden Israel Fund L.P., Gadish Provident Fund Ltd., Tagmulim Central Provident Fund, Keren Or Provident Fund, Katzir Provident Compensation Fund Ltd., Keren Hishtalmut Le’akademaim Ltd., Dovrat Shrem Yozma Polaris Fund L.P., Dovrat Shrem Skies ‘92 Fund Ltd., Dovrat Shrem Rainbow Fund Ltd., Dovrat Shrem & Co. S.A. and Yaad Consulting & Management Services (1995) Ltd.*

4.16	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and Radcom Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001**********

4.17	Share and Warrant Purchase Agreement, dated as of March 17, 2004, by and between RADCOM Ltd. and the purchasers listed therein

4.18	Form of Warrant

8	List of Subsidiaries

11	Code of Ethics

12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Somekh Chaikin Certified Public Accountants (Israel)

14.2	Consent of Blick Rothenberg Certified Public Accountants (UK)

*	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022).

**	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-07964).

***	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244).

****	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246).

*****	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248).

******	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250).

*******	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254).

********	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236).

*********	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931).

**********	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000

***********	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADCOM LTD.
By:	/s/ Arnon Toussia-Cohen
Name: Arnon Toussia-Cohen
Title: Chief Executive Officer Date: May 5, 2004

Radcom Ltd.

Consolidated Financial Statements
As of December 31, 2003

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Financial Statements as of December 31, 2003

Contents

Page
Report of Independent Auditors	F-2
Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3 - F-4
Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-5
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-7 - F-8
Notes to the Consolidated Financial Statements as of December 31, 2003	F-9 - F-50

Report of Independent Auditors to the Board of Directors and Shareholders of Radcom Ltd.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s Board of Directors and Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits and the report of the above-mentioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the consolidated results of their operations, their changes in shareholders’ equity and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

Tel Aviv, Israel, February 1, 2004, except for Note 7A(2) and Note 12, as to which the date is April 20, 2004

Consolidated Balance Sheets

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Assets
Current Assets (Note 9A7)
Cash and cash equivalents (Notes 2E and 9A1)	5,614	7,207
Short-term bank deposits (Note 9A2)	—	3,006
Trade receivables, net (Notes 2G and 9A3)	3,769	2,983
Inventories and inventory prepayments (Notes 2H and 9A4)	1,739	2,182
Other current assets (Note 9A5)	346	601

Total current assets	11,468	15,979

Assets held for severance benefits (Notes 2I and 5)	1,449	1,187

Property and equipment, net (Notes 2J and 4)	1,486	2,263

Total Assets	14,403	19,429

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Liabilities and Shareholders’ Equity
Current Liabilities (Note 9A7)
Trade payables	1,152	1,276
Other payables and accrued expenses (Note 9A6)	4,849	3,996

Total current liabilities	6,001	5,272

Long-Term Liabilities
Liability for employees severance pay benefits (Note 5)	2,156	1,813

Total liabilities	8,157	7,085

Commitments and contingencies (Note 6)
Shareholders’ Equity (Notes 2P, 2Q, 2T and 7)
Share capital *	57	57
Additional paid-in capital	38,273	38,146
Accumulated deficit	(32,084)	(25,859)

Total shareholders’ equity	6,246	12,344

Total Liabilities and Shareholders’ Equity	14,403	19,429

/s/ Arnon Toussia-Cohen	/s/David Zigdon
Arnon Toussia-Cohen	David Zigdon
Chief Executive Officer and Director	Chief Financial Officer

Date: February 1, 2004, except for Note 7A(2) and Note 12, as to which the date is April 20, 2004

*	39,990,680 Ordinary Shares of NIS 0.05 par value and 9,320 Deferred Shares of NIS 0.05 par value authorized as of December 31, 2003 and 2002; 10,506,876 and 10,492,050 Ordinary Shares issued and outstanding as of December 31, 2003 and 2002, respectively, and 9,320 Deferred Shares issued and outstanding as of December 31, 2003 and 2002.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Sales (Notes 2L and 9B1)	11,203	14,591	18,676
Cost of sales (Note 2N and 9B2)	(2)4,894	5,047	(1)8,811

Gross profit	6,309	9,544	9,865

Operating expenses:
Research and development, gross (Notes 2M and 9B3)	5,593	6,481	(1)9,380
Less - royalty-bearing participation (Notes 2N and 6A1)	1,997	2,328	1,976

Research and development, net	3,596	4,153	7,404
Sales and marketing (Note 9B4)	7,411	8,306	(1)11,513
General and administrative (Note 9B5)	1,620	2,018	(1)2,437

Total operating expenses	12,627	14,477	21,354

Operating loss	(6,318)	(4,933)	(11,489)

Financing income, net (Note 9B6):
Financing income	111	254	777
Financing expenses	(18)	(37)	(736)

Financing income, net	93	217	41

Taxes on income (Notes 2R and 8)	—	—	—

Net loss for the year	(6,225)	(4,716)	(11,448)

Loss per share (Note 2S):
Basic and diluted loss per ordinary share (US$)	(0.593)	(0.449)	(1.089)

Weighted average number of ordinary shares used to compute basic and diluted loss per ordinary share	10,493,184	10,492,050	10,511,789

(1)	See Note 3A.

(2)	See Note 3B.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

	Share capital			Accumulated
			Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	Shareholders’
	shares	Amount	capital	loss	deficit	equity
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)
Balance as of January 1, 2001	10,550,770	58	38,054	(367)	(9,695)	28,050
Changes during 2001:
Net loss for the year	—	—	—	—	(11,448)	(11,448)
Net unrealized loss on available for sale securities	—	—	—	(343)	—	(343)
Impairment of available for sale securities	—	—	—	710	—	710

Comprehensive loss						(11,081)

Exercise of options	64,652	1	153	—	—	154
Redemption of loans to employees	—	—	59	—	—	59
Acquisition of ordinary shares by the Company	(123,372)	(2)	(282)	—	—	(284)
Employees’ stock option compensation	—	—	28	—	—	28

Balance as of December 31, 2001	10,492,050	57	38,012	—	(21,143)	16,926
Changes during 2002:
Net loss for the year	—	—	—	—	(4,716)	(4,716)
Employees’ stock option compensation	—	—	134	—	—	134

Balance as of December 31, 2002	10,492,050	57	38,146	—	(25,859)	12,344
Changes during 2003:
Net loss for the year	—	—	—	—	(6,225)	(6,225)
Employees’ stock option compensation	—	—	123	—	—	123
Exercise of options	14,826	*—	4	—	—	4

Balance as of December 31, 2003	10,506,876	57	38,273	—	(32,084)	6,246

* Less than 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Cash flows from operating activities:
Net loss for the year	(6,225)	(4,716)	(11,448)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,145	1,400	1,705
Decrease in value and accrued interest from marketable securities	—	17	879
Decrease (increase) in value and accrued interest, net, from short-term bank deposits	6	49	(55)
Loss from sale of property and equipment	7	11	122
Employees’ stock option compensation	123	134	28
Increase (decrease) in severance pay	81	(135)	313
Decrease (increase) in trade receivables, net	(786)	613	4,268
Decrease in other current assets	255	888	678
Decrease in inventories	279	356	2,218
Increase (decrease) in trade payables	(147)	84	(1,555)
Increase (decrease) in other payables and accrued expenses	853	(374)	(1,070)

Net cash used in operating activities	(4,409)	(1,673)	(3,917)

Cash flows from investing activities:
Redemption of short-term bank deposits	3,000	6,600	—
Investment in short-term bank deposits	—	(3,000)	(6,600)
Proceeds from sale of marketable securities	—	1,808	2,595
Proceeds from sale of property and equipment	34	46	312
Purchase of property and equipment	(222)	(434)	(1,196)

Net cash provided by (used in) investing activities	2,812	5,020	(4,889)

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Cash Flows (cont’d)

	Year ended December 31
	2003	2002	2001

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Cash flows from financing activities:
Decrease in short-term bank credit	—	—	(21)
Issue of share capital	4	—	154
Redemption of loans to employees	—	—	59
Acquisition of Company’s ordinary shares by the Company	—	—	(284)

Net cash provided by (used in) financing activities	4	—	(92)

Increase (decrease) in cash and cash equivalents	(1,593)	3,347	(8,898)
Cash and cash equivalents at beginning of year	7,207	3,860	12,758

Cash and cash equivalents at end of year	5,614	7,207	3,860

Schedule A - Non-Cash Investing Activities

Purchase of property and equipment on credit in the amount of US$ 55 thousand, US$ 32 thousand and US$ 103 thousand as at December 31, 2003, 2002 and 2001, respectively.

Supplemental disclosures

Cash paid for taxes during the years ended December 31, 2003, 2002 and 2001 amounted to US$ 70 thousand, US$ 112 thousand and US$ 63 thousand, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 1 - General

Radcom Ltd. (the “Company”) is an Israeli corporation which operates in one business segment of communication networks. The Company develops, manufactures, markets and supports internetworking test solutions and quality management for a variety of voice and converged data.

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

In August 2001, the Company incorporated a wholly-owned subsidiary in the United Kingdom, Radcom (UK) Limited (the “UK Subsidiary”). The UK subsidiary was primarily engaged in business development activities in the United Kingdom. The business activities of the U.K subsidiary was frozen in the first quarter of 2003.

Note 2 - Significant Accounting Policies

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A. Certain definitions

CPI - Israeli Consumer Price Index

NIS - New Israeli Shekel

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

B. Financial statements in US dollars (“dollars”) (cont’d)

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No.52.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise.

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

F.	Marketable securities

In accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified its marketable securities as available for sale. Such marketable securities were stated at market value.

Unrealized gains and losses are reported as a separate component of shareholders’ equity and comprehensive income (loss). Other-than-temporary impairment is included in financial income (expenses).

Realized gains and losses are included in financing income (expenses), net.

G.	Trade receivables, net

Trade receivables are recorded less the related allowance for doubtful accounts receivable. Management, considering current information and events regarding the customers’ ability to repay their obligations, consider accounts receivable to be doubtful when it is probable that the Company will be unable to collect all amounts.

The balance sheet allowance for doubtful debts for all periods through December 31, 2003 is determined as a specific amount for those accounts the collection of which is uncertain.

H.	Inventories and inventory prepayments

Inventories are stated at the lower of cost or net realizable value.

Cost is determined by calculating raw materials, work in process and finished products on a “moving average” basis. In addition, inventory write-off and write-down provisions are provided according to management’s estimation to cover risks arising from slow-moving items or technological obsolescence.

Inventory prepayments represent non-refundable advance payments on account of purchase of inventory.

I.	Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value, which also represent their fair value.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

J.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Products used for research and development (unless no alternative use exists) and demonstration equipment are capitalized at amounts equal to their production costs.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, as estimated by the Company.

Annual rates of depreciation are as follows:

%
Demonstration and rental equipment	33
Research and development equipment having alternative future use	20–50
Motor vehicles	15
Manufacturing equipment	15–33
Office furniture and equipment	7–33
Leasehold improvements	*

*	At the shorter of the lease period or useful life of the leasehold improvement.

Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

K.	Impairment of long-lived assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS 144 has no impact on the Company’s results of operations.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

L.	Revenue recognition

1.	Revenue from product sales is recognized in accordance with Statement of Position (“SOP”)

97-2, “Software Revenue Recognition”, upon shipment to customers and when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectibility is probable. Amounts received from customers prior to product shipments are classified as advances from customers.

With certain of its products, the Company provides one-year free software update, which includes bugs fixing and hardware warranty (post customer support — “PCS”). In these cases, revenue from PCS during the first year is recognized upon delivery in accordance with the provisions of SOP 97-2. For other products, the Company provides PCS for a period greater than one year up to two years. In these cases, revenue attributable to the PCS to be provided during the PCS period is unbundled utilizing the Company’s price lists for such service and deferred at the time of the initial sale and recognized ratably over the PCS period in accordance with the provisions of SOP 97-2.

With respect to the hardware warranty, the Company applied the provisions of SFAS 5, “Accounting for Contingencies”, and recorded an appropriate provision.

The Company generally does not grant rights of return except for defective products for which a warranty allowance is recorded at the time of the shipment. In certain circumstances, the Company has granted limited rights of return. In these situations, the Company had deferred revenue until the right of return has expired.

2.	After the PCS period, initially provided with the Company’s products, the Company sells extended PCS contracts, which includes full software updates, new protocols included in the packages at time of purchase, and full hardware repair of all faulty units. Revenues attributable to the extended PCS are deferred at the time of the initial sale and recognized ratably over the contract period.

M.	Research and development costs

1.	Research and development costs are charged to the statement of operations as incurred.

2.	Software development costs are capitalized in accordance with SFAS No. 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Expenditures incurred during the period between attaining technological feasibility and general release of the associated product have been immaterial and accordingly have been expensed.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

N.	Government grants

The Company receives royalty bearing participation, which represents participation of the Government of Israel (Office of the Chief Scientist - “OCS”) in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales.

O.	Allowance for product warranty

It is the Company’s policy to grant a product warranty for a period of up to 24 months on its hardware products. The balance sheet provision for warranties for all periods through December 31, 2003, is determined as a percentage of sales during the year, based upon the Company’s past experience regarding the relationship between sales and warranty expenses (see Note 2L(1)).

The followings are the changes in liability for product warranty:

US$ thousands
Balance at December 31, 2001	93
Warranties for products sold	73
Warranty expenses	(21)
Lapsed warranties	(72)

Balance at December 31, 2002	73
Warranties for product sold	86
Warranty expenses	(21)
Lapsed warranties	(47)

Balance at December 31, 2003	91

P.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” of APB Opinion No. 25 (“FIN 44”), in accounting for its stock option plans for employees and directors. Under this method, compensation is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

P.	Stock option plans (cont’d)

The following table illustrates the effect on net loss and loss per ordinary share if the Company had applied the fair value recognition provisions of SFAS 123 (see also Note 7D):

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Net loss as reported	(6,225)	(4,716)	(11,448)
Add: compensation expenses according to APB 25 included in the reported net loss	123	134	28
Deduct: compensation expenses according to SFAS 123	(840)	(1,294)	(2,293)

Net loss - pro forma	(6,942)	(5,876)	(13,713)

Basic and diluted loss per share as reported (US$)	(0.593)	(0.449)	(1.089)

Pro forma basic and diluted loss per share (US$)	(0.662)	(0.560)	(1.305)

Q.	Comprehensive income

The Company applies SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statement of shareholders’ equity. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company’s financial position or results of operations.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 2	- Significant Accounting Policies (cont’d)

R.	Deferred income taxes

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

S.	Loss per share

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

T.	Treasury stock

Acquisitions of the Company’s shares by the Company and the Company’s subsidiaries are deducted from the share capital and additional paid-in capital, respectively.

U.	Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 3 - Employee Layoffs, Inventories Write-Off, Provision for Doubtful Debts, and Assets Write-Off

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

B.	1.	In January 2002, the Company reduced salaries for both management and non-management employees.

	2.	In 2002, management recorded a provision for doubtful debts which amounted to US$ 338 thousand related to the bankruptcy of the Company’s distributor in Canada. This charge was recorded in general and administrative expenses.

	3.	During the first quarter of 2003, the Company recorded an inventory write-off in the amount of US$ 960 thousand to reflect the reduced value of some of the Company’s products and components caused by changing market conditions, especially weakness in revenues of ATM/Frame Relay products. This charge was recorded in cost of sales.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 4 - Property and Equipment, Net

A.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Cost
Demonstration and rental equipment	3,859	3,709
Research and development equipment	4,275	4,110
Motor vehicles	116	198
Manufacturing equipment	1,123	1,062
Office furniture and equipment	1,212	1,237
Leasehold improvements	392	543

	10,977	10,859

Accumulated depreciation
Demonstration and rental equipment	3,613	3,352
Research and development equipment	3,678	3,185
Motor vehicles	83	104
Manufacturing equipment	861	740
Office furniture and equipment	1,022	880
Leasehold improvements	234	335

	9,491	8,596

	1,486	2,263

B.	Depreciation expenses amounted to US$ 1,145 thousand, US$ 1,400 thousand and US$ 1,685 thousand for the years ended December 31, 2003, 2002 and 2001, respectively.

Note 5 - Liability for Employees Severance Pay Benefits

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 5 - Liability for Employees Severance Pay Benefits (cont’d)

The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 amounted to US$ 567 thousand, US$ 358 thousand (see also Note 3A(1)) and US$ 1,327 thousand, respectively.

Note 6 - Commitments and Contingencies

A.	Royalty commitments

1.	The Company received research and development grants from the Office of the Chief Scientist (the “OCS”). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage on revenues from products developed from research and development projects financed. Royalty rates were 3%-3.5% in 2003 and 2002, and will be 3.5% in subsequent years.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the Libor rate.

The Company’s total outstanding contingencies in respect of royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$ 16.1 million as of December 31, 2003.

2.	According to the Company’s agreements with the Israel - US Bi-National Industrial Research and Development Foundation (“BIRD-F”), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F’s grant (linked to the United States Consumer Price Index) relating to such products.

As of December 31, 2003, total grants received, net of royalties paid or accrued, amounted to approximately US$ 281 thousand.

3.	The Company is committed to pay royalties to certain companies (including related parties) for the integration of certain of these companies’ technologies into certain of the Company’s products. Royalties are payable based on the volume of sales of such products, as long as the Company uses such technologies, without limit as to the amount.

Such royalties are based on a fixed amount per product sold by the Company, or a percentage of the list price of such products.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 6 - Commitments and Contingencies (cont’d)

B.	Rental commitments

Premises occupied by the Company and the US Subsidiary are rented under various rental agreements with related parties (see Note 10).

The rental agreements for the premises in Tel Aviv and New Jersey expire on December 31, 2005 and on January 31, 2006, respectively. Since January 2002, a part of the premises in New Jersey are leased to a sublessee according to a sublease agreement which expires in January 2006 at a yearly rate of US$ 41 thousand. In addition, the Company rented additional office premises in Tel Aviv. This rental agreement expires on October 20, 2004. Some of these agreements are renewable at the Company’s option. Minimum future gross rental payments due under the above agreements, at exchange rates in effect on December 31, 2003 are as follows:

Year ended December 31	US$ (in thousands)
2004	674
2005	622
2006	7

Rental expenses (net of premises under sublease agreement) amounted to US$ 676 thousand, US$ 744 thousand and US$ 875 thousand, for the years ended December 31, 2003, 2002 and 2001, respectively.

C.	Operating leases

The Company leases a number of motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2003, non-cancelable operating rentals are payable as follows:

Year ended December 31	US$ (in thousands)
2004	151
2005	21
2006	6
2007	1

During 2003, 2002 and 2001, an amount of US$ 347 thousand, US$ 473 thousand and US$ 431 thousand, respectively, was recognized as an expense in the statement of operation in respect of operating leases.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 6 - Commitments and Contingencies (cont’d)

D.	Indemnification agreements

On September 10, 2003, the annual general meeting of the shareholders of the Company resolved to approve a maximum liability under all indemnification agreements entered into with the Company’s directors and officers in the amount of US$ 15 million with regard to any financial obligation imposed by a court judgment or related settlements and all reasonable litigation expenses in respect of acts performed in their capacity as directors and officers. At the same meeting, the shareholders of the Company also approved the Company’s purchase of a directors and officers’ liability insurance policy, with maximum coverage of US$ 15 million for the benefit of all directors of the Company.

In September 2003, the Company entered into a directors and officers liability insurance policy regarding acts and omissions of officers and directors. The policy covers a maximum liability of US$ 5 million full coverage and US$ 3 million Side A Only for each of the prospectus and non-prospectus policies, with a year premium of approximately US$ 112 thousand.

E.	Purchase of inventory

On November 6, 2002, an amendment of an agreement dated June 1, 1999 was signed between the Company and a supplier. In accordance with the amendment, the Company undertook to purchase chips for the total amount of US$ 530 thousand, of which US$ 265 thousand will be paid upon the signing of the agreement and the balance will be paid upon delivery of the chips and/or on March 1, 2003, whichever earlier. As at December 31, 2003, the Company had purchased chips in the total amount of US$ 58 thousand. Furthermore, as at December 31, 2003, the Company had made an advance payment in the amount of US$ 472 thousand which is included in inventories and inventory prepayments.

F.	Legal proceedings

On December 31, 2003, a company from New Jersey (hereinafter - CNJ) filed a complaint against the Company and its US subsidiary in the District Court of New Jersey in which it alleges that both companies have infringed its patent in two products that the Company has sold. The amount of the damages has not been determined in the complaint. On January 13, 2004, the complaint was served on the US subsidiary. The complaint against the Company has not been served on it. As of signing the financial statements, the Company has not yet submitted its defense statements.

At this early stage, it is not possible to estimate the amount of the lawsuit or the chances of this lawsuit.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity

A.	Share capital

1.	Comprised of:

	December 31, 2003
	Authorized	Issued	Outstanding
	Number of shares
Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*10,506,876	*10,506,876
Deferred Shares of NIS 0.05 par value (ii)	9,320	9,320	9,320

	December 31, 2002
	Authorized	Issued	Outstanding
	Number of shares
Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*10,492,050	*10,492,050
Deferred Shares of NIS 0.05 par value (ii)	9,320	9,320	9,320

*	Does not include 20,757 Ordinary Shares which are held by a subsidiary and 123,372 Ordinary Shares which are held by the Company (see i(b) below).

(i)	(a)	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

(b)	In March and April 2001, the Company purchased 123,372 shares of the Company’s Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

(ii)	Deferred Shares confer only the right to their par value upon liquidation of the Company. The Deferred Shares are non-voting and non-participatory.

2.	Nasdaq Listing

The Company’s Ordinary Shares are traded in the United States on the over-the-counter market and are listed on the Nasdaq National Market.

On December 1, 2003, the Company received from the staff (“the Staff”) of the Nasdaq Stock Market, Inc. (“Nasdaq”) a determination (the “Staff Determination”) indicating that the Company failed to comply with the shareholders’ equity requirement under Maintenance Standard 1 for continued listing on the Nasdaq National Market, as set forth in Marketplace Rule 4450(a)(3). In addition, the Staff Determination stated that the Staff intended to delist the Company’s securities from the Nasdaq National Market.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity (cont’d)

A.	Share capital (cont’d)

On January 15, 2004, the Company had a hearing before Nasdaq Listing Qualifications Panel (“Panel”) to review the Staff Determination. As a result of a private placement transaction (see Note 12), the Panel determined that the Company presented a definitive plan that should enable the Company to achieve compliance with the minimum shareholders’ equity requirement and stayed the delisting, provided that the Company publicly evidence achievement of the minimum shareholders’ equity requirement on or before March 30, 2004. The Company will continue to be monitored by a Panel until the Company meets certain requirements of the Panel’s Determination regarding its continued listing.

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

On January 1, 2002, the Board of Directors of the Company resolved to grant options to purchase 165,000 Ordinary Shares to directors of the Company. Of these options, the Chairman of the Board was granted 45,000 options. In September 2002, these grants were approved by the Company’s shareholders at the annual general meeting.

On July 10, 2003, the Board of Directors of the Company resolved that reserved shares in respect of which options had not been granted to date under the Directors Share Option Plan shall be transferred for issuance under the 2003 Share Option Plan. Following the Board of Directors’ resolution, on September 10, 2003, the annual general meeting of the shareholders resolved to approve the transfer of 212,500 such reserved shares.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

The options and the right to acquire shares shall terminate within 10 years after the date of the grant

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

These options will be granted pursuant to 3(9) of the Income Tax Ordinance (New Version) - 1961 (“3(9) Options”).

On July 17, 2000 the Board of Directors of the Company resolved to reserve 650,000 Ordinary Shares for issuance pursuant to the 2000 Share Option Plan.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

These options will be granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

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

On December 22, 2002, the Board of Directors of the Company resolved that reserved shares in respect of which options have not been granted to date under the 2001 Share Option Plan shall be transferred for issuance under the 2003 Share Option Plan. Following the Board of Directors’ resolution, on September 10, 2003, the annual general meeting of the shareholders resolved to approve the transfer of 734,248 of such reserved shares.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

1.	The Company has granted options under option plans as follows: (cont’d)

b.	Employee option plans (cont’d)

(4)	2003 Share Option Plan

In December 2002, the Board of Directors of the Company approved the Company’s 2003 share option plan (the “2003 Share Option Plan”).

On September 10, 2003, the annual general meeting of the shareholders approved the adoption of this plan.

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

With respect to 102 Options, the Board of Directors elected the “Capital Gains Route” (see Note 8A(2)) for the first year.

The Board of Directors of the Company resolved to reserve 3% from the Outstanding Ordinary Shares of the Company for the purposes of the 2003 Share Option Plan.

On January 26, 2003, the Board of Directors of the Company and the Audit Committee resolved to grant options to purchase 210,000 Ordinary Shares to directors of the Company under the 2003 Share Option Plan. Of these options, the Chairman of the Board was granted 60,000 options and the Chief Executive Officer was granted 30,000 options. On September 10, 2003, the annual general meeting of the shareholders approved the grant of 180,000 options out of the 210,000.

On September 10, 2003, the annual general meeting of the shareholders resolved to approve the transfer of 734,248 and 212,500 reserved shares from the 2001 Share Option Plan and the Directors Share Option Plan for issuance under the 2003 Share Option Plan.

On October 19, 2003, the Board of Directors of the Company and the Audit Committee resolved to grant options to purchase 30,000 Ordinary shares at an exercise price of US$ 1.27 to the Chief Executive Officer of the Company under the 2003 Share Option Plan. This grant is subject to the approval of the Company’s shareholders at the next annual general meeting.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

1.	The Company has granted options under option plans as follows: (cont’d)

b.	Employee option plans (cont’d)

(5)	During 2003, the Board of Directors granted options to employees under the 2003 Share Option Plan.

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

2.	Stock options under the Directors’ Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan:

	December 31, 2003
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years
The Directors’ Share Option Plan	347,200	90,000	1.84-6.25	3	5
The Radcom Bonus Plan	237,532	—	2.3125-13.375	3	6
The Radcom 3(9) Plan	507,800	25,000	2.3125-5.75	3-6	10
The International Plan	128,691	64,597	0.00-3.875	1-4	10
The 2000 Share Option Plan	371,378	218,018	0.00-6.125	3-4	10
The 2001 Share Option Plan	148,998	388,002	0.51-1.84	3-4	10
The 2003 Share Option Plan	—	478,150	1.03-1.27	2-4	10

	1,741,599	1,263,767

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

2.	Stock options under the Directors’ Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan: (cont’d)

	December 31, 2002
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years
The Directors’ Share Option Plan	273,866	183,334	1.84-6.25	3	5
The Radcom Bonus Plan	235,532	2,000	2.3125-13.375	3	6
The Radcom 3(9) Plan	474,050	71,750	0.51-5.75	3-6	10
The International Plan	86,120	132,670	0.00-3.875	1-4	10
The 2000 Share Option Plan	194,426	490,268	0.00-6.125	3-4	10
The 2001 Share Option Plan	—	543,000	0.51-1.84	3-4	10

	1,263,994	1,423,022

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholsders’ Equity (cont’d)

C.	Share option plans (cont’d)

3.	Stock options under the Directors Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan, the 2003 Share Option Plan and the warrants:

		Weighted	Weighted
		average	average value
	Number of	exercise	of options
	options	price	granted (1)
		US$	US$
Options unexercised as at January 1, 2001	2,483,160	5.092	5.318
Granted during 2001	148,600	1.523	1.338
Exercised during 2001	(64,652)	2.375	2.080
Expired during 2001	(115,004)	6.857	3.493
Forfeited during 2001	(432,217)	5.320	5.113

Options unexercised as at December 31, 2001	2,019,887	3.492	2.934
Granted during 2002	1,045,570	1.677	0.837
Expired during 2002	(217,852)	6.669	4.404
Forfeited during 2002	(160,589)	2.472	2.520

Options unexercised as at December 31, 2002	2,687,016	2.593	2.024
Granted during 2003	478,150	1.180	0.457
Exercised during 2003	(14,826)	0.297	0.955
Expired during 2003	(37,147)	1.960	2.099
Forfeited during 2003	(107,827)	1.031	0.877

Options unexercised as at December 31, 2003	3,005,366	2.443	1.820

(1)	The fair value of each option grant is estimated on the date of grant using the Black – Scholes option-pricing model.

(2)	As at December 31, 2003, 2002 and 2001, the number of options exercisable was 1,741,599, 1,263,994 and 1,008,981, respectively, and the total number of authorized options was 3,874,901, 3,465,103 and 3,040,479, respectively.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity (cont’d)

C.	Share option plans (cont’d)

3.	Stock options under the Directors Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan, the 2003 Share Option Plan and the warrants: (cont’d)

	December 31,
	2003	2002	2001
Exercise price (US$ per share)	Number of options
0.00	339,926	395,890	439,815
0.51-1.84	1,465,618	1,081,054	108,650
2.3125 - 2.375	363,768	365,768	427,450
2.50 - 4.5312	402,520	402,770	415,602
5.1875 - 5.75	265,000	273,000	273,667
6.125 -6.50	157,200	157,200	226,035
7.3125- 8.125	—	—	334
9.50	—	—	86,000
9.9375- 13.375	11,334	11,334	42,334

	3,005,366	2,687,016	2,019,887

D.	Effect of SFAS 123

The Company applies APB 25 and related interpretations in accounting for stock options to employees and directors.

The unamortized balance of the compensation expenses according to SFAS 123 in respect of these stock option grants amounted to US$ 610 thousand as of December 31, 2003, which will be amortized in accordance with the vesting period of the options by the end of fiscal 2007.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 7 - Shareholders’ Equity (cont’d)

D.	Effect of SFAS 123 (cont’d)

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Net loss as reported	(6,225)	(4,716)	(11,448)
Add: compensation expenses according to APB 25 included in the reported net loss	123	134	28
Deduct: compensation expenses according to SFAS 123	(840)	(1,294)	(2,293)

Net loss - pro forma	(6,942)	(5,876)	(13,713)

Basic and diluted loss per share as reported (US$)	(0.593)	(0.449)	(1.089)

Pro forma basic and diluted loss per share (US$)	(0.662)	(0.560)	(1.305)

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes options pricing model with the following assumptions:

1.	The current price of the stock is the fair market value of such shares on the grant date.

2.	Dividend yield of zero percent for all relevant years.

3.	Risk free interest rates for dollar linked financial investments as published by the Tel Aviv Stock Exchange are as follows:

%
Year ended December 31, 2001	2.5-5
Year ended December 31, 2002	1.5-2
Year ended December 31, 2003	1-1.5

4.	Expected lives of 3-10 years (as of the date of the grant) for each option granted.

5.	Expected annual volatility of 25.3%, 45.1% and 90.4% for the years ended December 31, 2003, 2002 and 2001, respectively.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 8 - Taxes on Income

A.	Israel Tax Reform

During 2003, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows:

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

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% (the “Ordinary Income Route”) or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% (the “Capital Gains Route”). Where there is no trustee arrangement, the employee is fully taxed and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform’s new practice is not in effect for options granted before December 31, 2002 under plans adopted before December 31, 2002. The options granted by the Company during 2003 were granted pursuant the Capital Gains Route.

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

As of the date of these financial statements, the Company believes it is in compliance with these conditions, although none of these benefits have been utilized by the Company to date.

C.	Measurement of results for tax purposes under the Inflationary Adjustments Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

D.	Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2000.

On January 8, 2003, the Israeli tax authorities issued to the Company tax assessments for the years 1997 to 2000 according to their best estimate of the tax liability. On January 29, 2004, the Company signed a final tax assessment agreement with the Israeli tax authorities for the years 1997 to 2000. According to the final tax assessment for those years, the Company’s carryforward tax losses as at December 31, 2003, was reduced in an amount of approximately US$ 3,464 thousand.

E.	Carryforward tax loss

The Company’s carryforward tax losses were approximately US$ 18,906 thousand and US$ 15,930 thousand as of December 31, 2003 and 2002, respectively (see also Note 8D).

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 8 - Taxes on Income (cont’d)

F.	US Subsidiary

1.	The US Subsidiary is taxed under United States federal and state tax rules.

2.	The US Subsidiary’s carryforward tax losses amounted to approximately US$ 10,257 thousand as of December 31, 2003 (2002 - US$ 8,650 thousand). Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2023.

3.	The US subsidiary has received final tax assessments for all years until 1998.

G.	UK Subsidiary

The UK Subsidiary is taxed under United Kingdom tax rules. The UK Subsidiary’s carryforward tax losses amounted to approximately US$ 359 thousand as of December 31, 2003 (2002 - US$ 302 thousand).

H.	Deferred taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Tax asset in respect of:
Allowance for doubtful accounts	40	203
Severance pay	254	226
Vacation pay	248	225
Research and development	442	442
Employee’s stock option compensation	93	53
Losses and deductions for tax purposes	11,138	9,641
Other	24	70

	12,239	10,860
Less: valuation allowance	(12,239)	(10,860)

	—	—

The Company has recorded a valuation allowance for all of its deferred tax assets because based on the weight of available evidence it is more likely than not that all of the deferred tax asset will not be realized.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 8 - Taxes on Income (cont’d)

I.	Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rates of 36% for the years ended December 31, 2003, 2002 and 2001, respectively, applicable to income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Loss before taxes, as reported in the statements of operations	(6,225)	(4,716)	(11,448)

Statutory tax on the above amount (according to tax rate of 36%)	(2,241)	(1,698)	(4,121)
Tax effect on non-Israeli subsidiaries	165	(13)	(79)
Increase (decrease) in taxes resulting from permanent differences:
Non-deductible operating expenses	98	134	468
Non-taxable income	—	(64)	(232)
Timing differences in respect of which no deferred taxes were recorded:
Income (expenses), deductions and losses for tax purposes	2,484	1,630	3,443
Other timing difference, net	142	(44)	(176)
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	(648)	55	697

Taxes on income	—	—	—

*	Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli Subsidiary) and the exchange rate of Israeli currency relative to the dollar.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 9 - Supplementary Financial Statement Information

A.	Balance Sheet

1.	Cash and cash equivalents

Cash and cash equivalents include short-term deposits denominated in US dollars of approximately US$ 4,437 thousand as of December 31, 2003, bearing an average annual interest of 1.22% (December 31, 2002 - US$ 5,063 thousand, bearing an average annual interest of 1.5%).

2.	Short-term bank deposits

Short-term deposits as of December 31, 2002, include bank deposits denominated in US dollars with original maturities of more than three months and less than one year bearing an average annual interest of 1.38%. As of December 31, 2003, the Company does not hold short-term deposits.

3.	Trade receivables, net

As of December 31, 2003 and 2002 trade receivables are presented net of an allowance for doubtful accounts of US$ 109 thousand and US$ 518 thousand, respectively.

The following are the changes in allowance for doubtful accounts:

US$ thousands
Balance at December 31, 2001	231
Additions during 2002	419
Deductions during 2002	(132)

Balance at December 31, 2002	518
Additions during 2003	16
Deductions during 2003	(425)

Balance at December 31, 2003	109

4.	Inventories and inventory prepayments

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Raw materials	260	1,090
Work in process	532	705
Finished products	451	387
Inventory prepayments	496	—

	1,739	2,182

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 9 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

5.	Other current assets

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Value Added Tax authorities	79	191
Prepaid expenses	240	368
Others	27	42

	346	601

6.	Other payables and accrued expenses

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Employees and employee institutions	1,313	1,284
Government of Israel - OCS	473	328
Commissions payable	428	334
Deferred revenue (See Note 2L(2))	1,058	591
Royalties	235	343
Allowance for product warranty	91	73
Others	1,251	1,043

	4,849	3,996

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 9 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

7.	Monetary balances in non-dollar currencies

	December 31, 2003
	Israeli currency
			Other
	Not	Linked to the	non-dollar
	linked	dollar	currency
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Current assets	144	—	11
Current liabilities	1,541	2	7

	December 31, 2002
	Israeli currency
			Other
	Not	Linked to the	non-dollar
	linked	dollar	currency
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Current assets	265	—	22
Current liabilities	1,852	—	17

The preceding tables reflect the exposure of the Company’s monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

8.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, trade receivables, and accounts payables and accruals. Due to the nature of such financial instruments, their fair value is usually approximate to their carrying value.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 9 - Supplementary Financial Statement Information

B.	Statement of Operations

1.	Sales

(a)	Sales - classified by geographical destination:

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
North America	4,593	5,547	7,117
Europe	4,082	5,085	6,696
Far East	2,234	3,114	3,400
Other	294	845	1,463

	11,203	14,591	18,676

(b)	Principal customers

In North America, the Company sells its products directly to end users, primarily through manufacturer’s representatives. Outside North America the Company sells its products primarily to independent distributors for resale to end users.

During years 2003, 2002 and 2001, no single customer exceeded 10% of the total sales.

2.	Cost of Sales

Comprised of:

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Payroll and related benefits	906	918	1,635
Stock compensation expenses	5	10	2
Materials purchased	2,527	2,534	3,109
Royalties to the OCS	424	455	696
Subcontracted work	35	63	32
Inventories write-off	(2)960	—	(1)1,061
Depreciation	158	165	167
Other production costs	396	432	527

	5,411	4,577	7,229
Decrease (increase) in inventories	(517)	470	1,582

	4,894	5,047	8,811

(1)	See Note 3A(2).

(2)	See Note 3B(3).

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 9 - Supplementary Financial Statement Information (cont’d)

B.	Statement of Operations (cont’d)

3.	Research and development, gross

Comprised of:

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Payroll and related benefits	3,928	4,130	6,502
Stock compensation expenses	63	66	13
Materials consumed	43	156	112
Subcontracted work	83	361	639
Maintenance and office services	958	1,102	1,365
Depreciation	501	641	665
Others	17	25	84

	5,593	6,481	9,380

4.	Sales and marketing

Comprised of:

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Payroll and related benefits	3,664	4,017	5,693
Stock compensation expenses	43	56	12
Depreciation	381	450	704
Commissions	916	1,108	1,515
Travel abroad	661	656	947
Advertising	98	289	172
Maintenance and office services	913	1,132	937
Conventions and exhibitions	362	309	284
Marketing and sales tools	15	45	13
Others	358	244	1,236

	7,411	8,306	11,513

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 9 - Supplementary Financial Statement Information (cont’d)

B.	Statement of Operations (cont’d)

5.	General and administrative

Comprised of:

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Payroll and related benefits	764	758	925
Stock compensation expenses	12	2	1
Depreciation	105	144	149
Recruitment of manpower	5	24	41
Maintenance of building and tax	67	73	112
Professional costs	266	205	204
Provision for doubtful debts	8	338	288
Others	393	474	717

	1,620	2,018	2,437

6.	Financing income, net

Comprised of:

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Financing income:
Interest from banks	96	206	705
Interest from employees	1	4	1
Exchange translation gain, net	14	44	71

	111	254	777

Financing expenses:
Interest and bank charges on short- term bank credit	18	20	26
Impairment of marketable securities(1)	—	17	710

	18	37	736

Financing income, net	93	217	41

(1)	In 2001, Management recorded an impairment charge in respect of its investment in marketable securities as a result of other-than-temporary declines in the value of the securities.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

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

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 10 - Related Party Balances and Transactions (cont’d)

A.	Balances with related parties

	December 31
	2003	2002
	US$ (in thousands)	US$ (in thousands)
Receivables:
Trade	16	124
Accounts payable:
Trade	43	106

B.	Expenses to or income from related parties

	Year ended December 31
	2003	2002	2001
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Income:
Sales	134	264	320
Expenses:
Cost of sales *	158	157	208
Operating expenses:
Research and development, gross	243	283	327
Sales and marketing, gross	238	272	311
General and administrative	74	82	111

*	Cost of sales includes the components purchased from related parties that are included in production costs.

C.	Acquisition of fixed assets from related parties amounted to US$ 23 thousand, US$ 16 thousand and US$ 27 thousand in the years ended December 31, 2003, 2002 and 2001, respectively.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 11 - Financial Instruments and Risk Management

A.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist mainly of cash, investments and trade receivables.

Cash and cash equivalents and short-term deposits are maintained by major financial institutions in Israel and in the United States.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base.

B.	Concentrations of business risk

Although the Company generally uses standard parts and components for products, certain key components used in the products are currently available from only one source, and others are available from a limited number of sources. The Company believes that it will not experience delays in the supply of critical components in the future. If the Company experiences such delays and there is an insufficient inventory of critical components at that time, the Company’s operations and financial results would be adversely affected.

Note 12 - Subsequent Events

On January 13, 2004, the Company executed term sheets to raise US$ 4,413 thousand from current and new investors (the “Investors”) in a private placement (the “PIPE”), out of an aggregate of US$ 5,500 thousand to be offered. In addition, the Company executed a letter of intent with one of its principal shareholders to purchase the remaining US$ 1,087 thousand of the offering in the event that such amount remains unsubscribed. Pursuant to the PIPE, the Company will issue ordinary shares, par value $0.05 per share (the “Ordinary Shares”), at a price per Ordinary Share based on the average closing market price of the Ordinary Shares over the 10 trading days prior to the special shareholders’ meeting to be held in connection with the PIPE (the “Market Price”). If the Market Price for Ordinary Shares is US$ 1.30 or lower, the purchase price per Ordinary Share in the PIPE will be at a discount of 10% to such Market Price. If the Market Price per Ordinary Share is between US$ 1.30 and US$ 2.00 per share, the purchase price per Ordinary Share will be at a discount of between 10% and 25% to such Market Price. The Ordinary Shares will be sold at a discount of 25% to the Market Price if the Market Price is over US$ 2.00. The Company will issue warrants (the “Warrants”) to the Investors to purchase one Ordinary Share for every four Ordinary Shares purchased by each of them in the PIPE. The Warrants will be exercisable for a period of two years from the anniversary of the closing of the PIPE (the “Closing”) at an exercise price per Ordinary Share that is 25% above the Market Price.

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2003

Note 12 - Subsequent Events (cont’d)

On March 29, 2004, the Company closed the private placement transaction. Under the PIPE investment, the Company issued 3,851,540 of the Company’s Ordinary Shares at an aggregate purchase price of US$ 5,500 thousand or US$ 1.428 per Ordinary Share. The Company also issued to the investors warrants to purchase up to 962,887 Ordinary Shares at an exercise price of US$ 2.253 per share. The Warrants are exercisable for two years from the closing of the PIPE.

As part of the PIPE, the Company has agreed to file a resale registration statement covering the Ordinary Shares purchased in the PIPE (including the Ordinary Shares underlying the Warrants) within 45 days following the Closing.

Note 13 - Recently Enacted Accounting Pronouncements

The Company examined the recently issued accounting standards SFAS No. 149, SFAS No. 150, and FIN 46 and believes that the adoption of these standards will not have a significant impact on the Company’s financial position or results of operations.