Form 20-F/A
period 2003-12-31
RADCOM LTD
filed 2004-05-13
CIK 1016838

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No. 1

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                       OR

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003
                                             -----------------

                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from __________ to __________

                         Commission file number 0-29452

                                   RADCOM Ltd.
                                   -----------
             (Exact name of Registrant as specified in its charter)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
               --------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
      None                                             None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                Ordinary Shares, NIS 0.05 par value per share
                ---------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                      ----
                                (Title of Class)

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

            10,506,876 Ordinary Shares, NIS 0.05 par value per share
            --------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                               [x]  Yes  [ ]  No
Indicate by check mark which financial statement item the registrant has elected to follow.
                                                       [ ] Item 17  [x] Item 18

                                EXPLANATORY NOTE

This Form 20-F/A is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed by Radcom Ltd. (the "Registrant") on May 6, 2004 (the "Form 20-F"), to include an additional Report of Independent Accountants relating to the audited balance sheet of Radcom (UK) Ltd., a subsidiary of the Registrant, at December 31, 2002, in this Form 20-F/A.

Except for the above amendment, no changes have been made to the financial statements of the Registrant as contained in the Form 20-F, and the balance of
Item 18 of the Form 20-F is hereby incorporated by reference.

This Form 20-F/A consists of a cover page, this explanatory note, Item 18 (as amended) of the Form 20-F, the Report of Independent Accountants described herein, the signature page and the required certifications of the principal executive officer and the principal financial officer of the Registrant.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS

The Report of Independent Accountants relating to the audited balance sheet of Radcom (UK) Ltd. at December 31, 2002 follow the signature page of this Form 20-F/A.

                                    SIGNATURE
                                    ---------


      The registrant hereby certifies that it meets all of the requirements for filing on Form-20F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    RADCOM LTD.


                                    By:/s/ Arnon Toussia-Cohen
                                       -----------------------------
                                    Name:  Arnon Toussia-Cohen
                                    Title: Chief Executive Officer

                                    Date:  May 13, 2004

                                                                 Radcom (UK) Ltd

Financial Statements as at December 31, 2002


Report of Independent Accountants
To the Shareholders of Radcom (UK) Ltd.

We have audited the balance sheets of Radcom (UK) Ltd. ("the Company") at December 31, 2002, statements of income, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based upon our audit the aforementioned financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and the results of its operations, changes in shareholder's equity and its cash flows for the year ended December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.


Blick Rothenberg
Chartered Accountants
London, England
                                                                 21 January 2003

Exhibit     Index
-------     -----

12.1 Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.

12.2 Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.