Form 20-F
period 2004-12-31
RADCOM LTD
filed 2005-03-31
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

14,438,348 Ordinary Shares, NIS 0.05 par value per share

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

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3-Key Information-Risk Factors” and elsewhere in this annual report.

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

Pg i

Pg ii

PART III		74
ITEM 17.	FINANCIAL STATEMENTS	74
ITEM 18.	FINANCIAL STATEMENTS	74
ITEM 19.	EXHIBITS	74

Pg iii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

A.  SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003, and 2004 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from audited consolidated financial statements not included in this annual report. Based on the International Financial Reporting and Disclosure Issues issued on May 1, 2001, beginning with the year 2001 we have reclassified royalties paid to the Israeli Ministry of Industry and Trade, Office of the Chief Scientist of the State of Israel, and have begun reporting them as “Cost of sales” rather than as “Sales and marketing, net”. For comparison purposes, all previous-period information has been restated.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

Pg 1

	Year Ended December 31,
	In Thousands of U.S. dollars (except weighted average number of ordinary shares, basic and diluted loss per ordinary share)
	2000	2001	2002	2003	2004

Statement of Operations Data:
Sales	30,583	18,676	14,591	11,203	16,055
Cost of sales	10,095	8,811	5,047	4,894	5,127
Gross profit	20,488	9,865	9,544	6,309	10,928

Operating expenses:
Research and development, gross	9,693	9,380	6,481	5,593	5,232
Less royalty bearing participation	2,622	1,976	2,328	1,997	1,722
Research and development, net	7,071	7,404	4,153	3,596	3,510

Sales and marketing, net	15,393	11,513	8,306	7,411	6,983

General and administrative	2,102	2,437	2,018	1,620	2,191

Total operating expenses	24,566	21,354	14,477	12,627	12,684

Operating loss	(4,078)	(11,489)	(4,933)	(6,318)	(1,756)

Financing income, net	1,051	41	217	93	78

Net loss for the year	(3,027)	(11,448)	(4,716)	(6,225)	(1,678)

Basic loss per ordinary share	$(0.29)	$(1.09)	$(0.45)	$(0.59)	$(0.12)
Weighted average number of ordinary shares used to compute basic loss per ordinary share	10,337,275	10,511,789	10,492,050	10,493,184	13,453,509

Diluted loss per ordinary share	$(0.29)	$(1.09)	$(0.45)	$(0.59)	$(0.12)
Weighted average number of ordinary shares used to compute diluted loss per ordinary share	10,337,275	10,511,789	10,492,050	10,493,184	13,453,509

Balance Sheet Data:
Working capital	24,608	14,444	10,707	5,702	10,051
Total assets	38,078	24,306	19,429	14,403	20,129
Short-term credits, including current maturities of long-term debt	20	-	-	-	-
Shareholders’ equity	28,050	16,926	12,344	6,246	10,024

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

Pg 2

Risks Related to our Business and our Industry

We incurred losses for the years ended December 31, 2002, 2003 and 2004, and we may continue to incur losses in the future.

In each of the fiscal years ended December 31, 2002, 2003 and 2004, we incurred losses of approximately $4.7 million, $6.2 million, and $1.7 million, respectively. We may continue to incur losses in the future, which could materially affect our cash and adversely affect the value and market price of our shares.

From time to time we may need to raise financing. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

As a result of the net losses during the year ended December 31, 2004, we used approximately $2.2 million in cash during that period. We continue to streamline our operations with the objective of aligning our business and cost structure with the changing marketplace. Nevertheless, from time to time we are required to raise financing in connection with our operations and growth strategy. In March 2004, we raised $5.5 million in a private placement of 3,851,540 of our ordinary shares and warrants to purchase 962,887 of our ordinary shares. This equity financing enabled us, among other things, to sustain near-term compliance with certain continued listing requirements of the Nasdaq National Market. Depending upon our level of revenues in the future and the strategies which we adopt, we may need to raise additional debt or equity capital to meet our working capital needs in the future. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

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

• seasonality, including the relatively low level of general business activity during the summer months in Europe;

• lengthening sales cycles and sales and marketing expenses associated with any deferred or lost sales;

• the mix of product sales;

• expenses, such as rent and salaries, that are largely fixed in nature constituting a significant portion of our operating expenses; and

• the size and timing of approval of grants from the Government of Israel.

Pg 3

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

Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter.

Our quarterly revenue and earnings per share guidance is our best estimate at the time we provide guidance. Delays in generating or recognizing forecasted revenues could cause our quarterly operating results to be below our expectations and those of public market analysts or investors, which could cause the price of our common stock to fall.

We may experience a delay in generating or recognizing revenue for a number of reasons. Unfulfilled orders at the beginning of each quarter are typically substantially less than our expected revenue for that quarter. Therefore, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. Moreover, demand for our products may fluctuate as a result of seasonality.

Our revenues for a particular period may also be difficult to predict and may be adversely affected if we experience a non-linear (back-end loaded) sales pattern during the period. We sometimes experience significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period or as a result of manufacturing issues or component shortages which may delay shipments. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, as well as leading to additional costs associated with inventory planning and management. Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times.

In addition, we may incur increased costs and expenses related to sales and marketing, including expansion of our direct sales operations and distribution channels, product marketing, customer support, expansion of our corporate infrastructure, legal matters, and facilities expansion. We base our operating expenses on anticipated revenue levels, and a high percentage of our expenses are fixed in the short-term. As a result, any significant shortfall in revenue relative to our expectations could cause a significant decline in our quarterly operating results.

Because of the uncertain nature of the economic environment and rapidly changing market we serve, period-to-period comparisons of operating results may not be meaningful. In addition, you may not be able to rely on the results for any period as an indication of future performance. In the future, our revenue may remain the same, decrease or increase, and we may not be able to sustain or increase profitability on a quarterly or annual basis. As a consequence, operating results for a particular quarter are extremely difficult to predict. Any quarterly fluctuations in our results of operations may have a material adverse effect on the market price of our ordinary shares.

Pg 4

We might not satisfy all the requirements for continued listing on the Nasdaq National Market, and our shares may be delisted.

The Nasdaq Stock Market has a number of requirements for the continued listing of shares on the Nasdaq National Market. For example, the company is required to maintain minimum shareholders’ equity of $10 million, a minimum market value of publicly held shares of $5 million and the company’s shares must have a minimum bid price of $1.00 per share. From time to time during 2003, our share price decreased below the required minimum bid price, and we did not maintain the required minimum market value of publicly held shares. In addition, in 2003, we fell below the minimum $10 million shareholders’ equity requirement

In March 2004 we completed a $5.5 million private placement of ordinary shares and warrants. As a result of the private placement, we are in compliance with the $10 million shareholders’ equity requirement. We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the Nasdaq National Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the Nasdaq National Market. Our shares would then be quoted on the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for that market) or the Over-The-Counter Bulletin Board. For additional information on the Nasdaq National Market continued listing requirements and the private placement, please see the section entitled “Item 5--Liquidity and Capital Resources--Private Placement.”

A slowdown in the telecommunications industry could materially adversely affect our revenues and results of operations.

Telecommunications and data communications equipment developers, manufacturers and carriers are the principal end-users of a large percentage of our products. From 2001 through the first half of 2003, the telecommunications industry in much of the world, including in our principal geographic markets, experienced a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. Since the second half of 2003 we perceived an improvement in the general market for telecommunications equipment, particularly in the cellular segment of the market. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations. Any return to a prolonged and substantial curtailment of growth in the telecommunications industry will likely have a material adverse effect upon us, and may result from circumstances unrelated to us or our product offerings.

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

Pg 5

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

Many companies compete with us in the market for network testing and service monitoring solutions. We expect that competition will increase in the future, both with respect to products that we currently offer and products that we are developing. Moreover, manufacturers of data communications and telecommunications equipment, which are current and potential customers of ours, may in the future incorporate into their products capabilities similar to ours, which would reduce the demand for our products. In addition, affiliates of ours that currently provide services to us may, in the future, compete with us.

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

Pg 6

We may lose distributors or manufacturer’s representatives on which we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors in Europe and Asia accounted for a total of approximately 22.4% of our sales in 2002, 30.1% of our sales in 2003, and 47.2% of our sales in 2004. Two of our largest distributors in Europe each accounted for more than 10% of our sales in 2004. Our six largest manufacturer’s representatives in North America accounted for a total of approximately 30.5% of our sales in 2002, 34.7% of our sales in 2003, and 17.4% of our sales in 2004. If we terminate or lose any of our distributors or manufacturer’s representatives, or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

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

Pg 7

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

For example on January 13, 2004, we were served with a complaint, in the United States District Court for the District of New Jersey, by Acterna, LLC, alleging that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. Although we have not and do not acknowledge infringing such patent, we decided to reach a settlement with Acterna in order to save management’s time and litigation costs.

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 34.0% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of February 28, 2005, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 5,151,562 ordinary shares, representing approximately 34.0% of the ordinary shares. As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

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

Pg 8

We may encounter difficulties with our international operations and sales which could affect our results of operations.

While we are headquartered in Israel, approximately 99.2% of our sales in 2003 and 96.9% of our sales in 2004 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. This subjects us to many risks inherent in international business activities, including:

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

In connection with the PIPE investment, we issued 3,851,540 ordinary shares and warrants to purchase 962,887 ordinary shares. The ordinary shares, and the shares issuable upon the exercise of the warrants, were registered, and we are required to keep the registration statement effective for a period of two (2) years from December 10, 2004. In addition, as of February 28, 2005, options to purchase a total of 3,214,269 ordinary shares were outstanding, and an additional 820,543 ordinary shares issuable pursuant to options which may be granted under our stock option plans were reserved for issuance. All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to the terms of grant of the options. Sales of the ordinary shares issued in the PIPE, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities.

Pg 9

We expect to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control attestation and any inability to do so may negatively impact the report on our financial statements to be provided by our independent auditors.

We are in the process of implementing the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 which requires our management to assess the effectiveness of our internal controls over financial reporting and include an assertion in our annual report as to the effectiveness of our controls. Subsequently, our independent auditors, Somekh Chaikin, a registered public accounting firm, a member of KPMG, will be required to attest to whether our assessment of the effectiveness of our internal controls over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal controls over financial reporting as of December 31, 2006. We are in the process of performing the system and process documentation, evaluation and testing required for management to make this assessment and for the auditors to provide their attestation report. We have not completed this process or its assessment, and this process will require significant amounts of management time and resources.

We are required to comply with the reporting disclosure requirements of Section 404 by our year ending December 31, 2006, including remediation of any deficiencies identified in our existing internal controls. However, if we are not able to remediate any identified deficiencies in a timely fashion or to otherwise comply with the Section 404 requirements for the year ending December 31, 2006, we will not be able to give assurances regarding the effectiveness of our internal controls and the attestation report on our evaluation of our internal controls provided by our independent auditors may be negatively affected.]

We will be required to record a compensation expense in connection with stock option grants, and, as a result, our profitability may be reduced significantly.

The Financial Accounting Standards Board (“FASB”) has recently issued an accounting standard that will require that the fair value of all equity-based awards granted to employees be recognized in the statement of operations as a compensation expense, beginning in the third quarter of 2005. The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The impact of the adoption of this standard cannot be predicted at this time because it will depend also on levels of shares-based compensation granted in the future. Had we adopted this standard in prior periods, however, the impact would have had a material adverse effect on our results. Therefore, the adoption of an accounting standard requiring companies to expense stock options could materially adversely affect our profitability in the future and may adversely affect our stock price. Such adoption could also limit our ability to continue to use stock options as an incentive and retention tool in the future, which could, in turn, hurt our ability to recruit employees and retain existing employees.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10-Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Status,” if for any taxable year our passive income, or our assets which produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Pg 10

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

Pg 11

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Furthermore, certain parties with whom we do business have declined to travel to Israel during this period, forcing us to make alternative arrangements where necessary, and the United States Department of State and other countries have at times issued an advisory regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

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

Pg 12

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar, and by the strengthening of the value of the New Israeli Shekel against the dollar.

A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Although in recent years the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel (a reversal from prior years, which reversal benefited us), we cannot predict any future trends. In addition, during the fourth quarter of 2004, the value of the NIS, expressed in dollar terms increased significantly, raising our Israel-based costs as expressed in dollars. Both of these conditions result in higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

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

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our taxes.

The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting the stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of these actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. We believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could adversely affect our results of operations in the future.

In January 2005, an order was signed which cancelled the requirement to pay the stamp duty for agreements executed from January 1, 2008.

Pg 13

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner or its general manager) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

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

RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel. Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively. Our website is www.radcom.com. Information on our website and other information that can be accessed through it are not part of or incorporated by reference into this annual report. In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc., a New Jersey corporation. RADCOM Equipment, Inc. is located at 6 Forest Avenue, Paramus, New Jersey 07652 and its telephone number is (201) 518-0033. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd., located at our office in Tel Aviv Israel. In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation. RADCOM (UK) Ltd. is located at 2440 The Quadrant Aztec West, Almondsbury Bristol, BS32 4AQ England, and its telephone number is 1454-878827.

Pg 14

B.	BUSINESS OVERVIEW

Overview

We develop, manufacture, market and support innovative, network testing and service monitoring solutions for data communications and telecommunications networks mainly for cellular 2.5 generation, or 2.5G, third generation, or 3G, and Voice-over-IP, or VoIP, networks. Our products are used in the development and manufacturing of network equipment, the installation of networks, and the ongoing maintenance of operational networks to facilitate fault management, performance monitoring and analysis, troubleshooting and pre-mediation, which provides call detail records (CDR) to third-party operations support systems (OSS) or other solutions. We introduced our first test equipment solution in 1993 and currently offer the following product lines:

•	The Performer family consists of solutions for both cellular and Voice-over~~-~~ IP, or VoIP networks. For cellular networks we provide monitoring solutions for 2.5 and third generation networks, including the Expert System. We also provide a comprehensive cellular network analyzer for 2.5 and third generation networks. It is designed for vendor research and development, Quality Assurance (or QA) and integration labs, as well as for operators during network set-up and operation. For VoIP, we provide a comprehensive solution for pre/post-deployment stages, research and development verification, stress testing and recurring VoIP system performance testing.

•	Omni-Q. A voice quality management system which service providers use to perform quality testing on their live VoIP networks, which better enables them to deliver reliable, high-quality packet telephony services and to optimize network resources.

•	Prism family of WAN/LAN/ATM protocol analyzers, consisting of the PrismLite and Prism UltraLite suite of high quality, integrated multitechnology test equipment. These analyzers are also suited for cellular converged network testing and VoIP (e.g. ATM, IP), testing.

Our objective is to become a leader in the market for network test and service monitoring solutions. We seek to achieve this position by delivering customer oriented, technically advanced and cost-effective products together with customer support. Key elements of our strategy include:

•	capitalizing upon our technology position in the area of converged networks and our technology platforms to produce comprehensive testing and analysis solutions for Voice-over-IP, or VoIP, Multimedia over IP, and applications over cellular networks;

•	capitalizing on the growth in the Cellular and VoIP markets, and the emerging need to monitor the services offered to their customers;

•	capitalizing upon our customer base and distribution channels to gain access to the service providers who are offering these new technologies; and

•	continuing to enhance our distribution channels.

Pg 15

Our sales network includes sales in North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, Inc., a sales office in China and, in the rest of the world, a network of more than 45 distributors selling in over 45 countries. RADCOM Equipment sells our products to end-users through a direct sales force and through 11 independent manufacturer’s representatives. Our testing and monitoring equipment has been sold to a number of international companies and government agencies including AT&T, AT&T Wireless, British Telecom, Telstra, Deutsche Telekom, Verizon, Vodafon, KPN, Nortel Networks, Lucent, Siemens, Cisco NTT, NEC, Nokia, Alcatel and Ericsson.

Industry Background

Unified packet based, or VoIP, platforms, broadband and 3G technologies enhance the value proposition of convergence networks. Services enabled by these technologies, such as video calls, video streaming, IP Centrex and messaging solutions, represent new opportunities for service providers to enhance their offerings in developed countries. These technologies enable service providers to offer basic low cost scalable telecommunication services. Consequently, vendors are under increasing pressure to develop convergence technology-based devices that support mission-critical applications, while service providers need solutions that will allow them to evaluate different vendors’ abilities, and guarantee consistent delivery of high quality service to their customers. As such, a variety of new testing and monitoring needs are growing in the marketplace.

Products

We categorize our products into three primary lines: (i) the Performer series of performance analyzers include monitoring solutions for the Cellular networks (ii) the Omni-Q™ voice quality management solution, and (iii) the Prism series of multitechnology analyzers.

The Performer Series of Performance Analyzers

The Performer series is an open platform that supports a wide range of test applications over a variety of technologies. The Performer series is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware. GEAR is our proprietary silicon chip designed for testing high speed links in full line rate, on-line, and is protocol independent. The Performer is unique for its combination of strong hardware performance and flexible software use.

The Performer’s innovative approach provides customers with real-time cell and packet analysis and troubleshooting capabilities at all seven telecommunications layers including, basic physical and link layer testing, complex tracing of NAS layer voice, IP session signaling and data/voice quality of service validation. This analyzer supports Ethernet, WAN, ATM and POS interfaces, and can decode over 650 communication protocols. A fully distributed system, the Performer Analyzer is an ideal solution for vendor research and development, quality assurance and integration labs, as well as for use by operators during network setup and operation for protocol verification, cell/frame-level analysis, voice call and IP session analysis and streaming media and voice quality testing.

With simplified control from a central console, the Performer hardware and software suite tests the quality and grade of service of a real-world network environment. The Performer’s accurate measurements and accelerated data output shorten time-to-market of network products, reduce research and development costs and simplify the evaluation process, all critical to successful deployment.

Pg 16

•	The Cellular Performer

The Cellular Performer is an application that runs on our Performer series of performance analyzers platform. Launched in February 2003, the Cellular Performer is a versatile and powerful testing solution for Next Generation cellular networks. It was designed to meet the testing and analysis needs of the R&D, QA and integration labs of cellular equipment vendors, as well as of operators who set up and operate these networks and monitor consistent delivery of high quality  service to their customers. It utilizes our proprietary Performer technology to comprehensively test and analyze network performance at all cellular network layers, independent of protocols and technologies. The product supports all major 2.5 and third generation networks, including general packet radio service (GPRS), universal mobile telecommunications service (UMTS), enhanced data rates for global revolution standard (Edge), code division multiple access (CDMA2000) and time division synchronous CDMA (TD-SCDMA).

The Cellular Performer is differentiated mainly by our own hardware platform and its whole-network, flexible analysis approach.

•
The hardware platform takes advantage of our proprietary GEAR chip. It allows the system to perform full line-rate analysis at up to 2.5 gigabits per second, a rate which is currently faster than competing systems.

•
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

•	The Cellular Monitoring solution utilizes the Cellular Performer as a probe to monitor consistent Key Performance Indicators (KPIs) and Key Quality Indicators (KQIs) as further described below:

o
The Network Consultant is an advanced cellular network analysis application that enables mobile operators to quickly verify subscriber connectivity and proactively monitor end-to-end network performance. The Network Consultant gathers and processes data from multiple server links from the Radio access network, Core signaling, and Core IP. It provides end-to-end call detail records (CDRs) and enables full drill down analysis capabilities of the call session, voice calls and video calls. Using it, customers can zoom in and view the statistics and procedures on each interface separately, online and offline.

o
The Cellular Performer Expert system is a fully distributed cellular network analysis solution with a strong database. It offers unique and powerful capabilities that can help service providers reduce fault in mission-critical applications and increase customer satisfaction. It monitors and analyzes the performance of Radio Access, Core Signaling and Core IP components. It provides extensive and flexible KPIs (Key Performance Indicators) analyses with real-time alarms that allow operators to detect faults before their customers experience problems.

•	The Voice-over-IP Performer is designed to support pre-deployment testing of current and emerging convergence technologies. The Voice-over-Data Performer is the first performance testing solution that we launched.

The following are some of the highlights of the Voice-over-IP Performer:

Pg 17

•	H.323Sim—voice-over-IP generator that generates over 2000 calls simultaneously, at the rate of over 100,000 calls per hour, emulating the functionality of an H.323 terminal;

•	MediaPro—voice-over-IP monitor that analyzes the media and signaling data generated from H.323/MGCP/SIP/Megaco protocols and provides voice quality measurements;

•	QPro—circuit switch call quality - tool that features Mean Opinion Score voice quality measurement;

•	SIPSim—voice-over IP generator that generates high volume SIP-based traffic and is capable of stressing SIP entities such as proxy servers, registration servers, redirect servers and application servers; and

•	MasterScript— dynamic scripting capability that allows convergence developers and service providers to customize and automate testing of quality of service, jitter, packet loss, background noise, echo attenuation, and other application-specific performance measurements.

Omni-Q™ Voice Quality Management Solution

Omni-Q™, our voice quality management solution, is used by IP telephony service providers to help them deliver consistently high quality packet telephony services. Omni-Q™ proactively measures the end-to-end voice and signaling quality of packet and circuit-switched networks. It gives service providers control over voice quality by preemptively identifying network bottlenecks before they adversely affect voice transmission. This solution for voice quality management assists service providers in offering competitive service level agreements.

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

The market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions. For example, starting in the first quarter of 2003, sales of the Prism series products for ATM and frame relay declined dramatically as our customers’ transitioned to our new Performer product line.

Pg 18

Other Products

RADCOM’s PNNI simulation product is a software application used to test ATM switches running the Private Network to Network Interface (PNNI) protocol. This application runs on a standard PC platform and enables the user to graphically design PNNI networks and simulate the existence of a multi-tiered network in its interaction with the ATM switch.

The following table shows the breakdown of our consolidated sales for the calendar years 2002, 2003 and 2004 by product:

	Year ended December 31
	2002	2003	2004
	(in thousands)
Performer	$3,860	$7,075	$11,180
Omni-Q™	$536	$518	$2,394
Prism	$9,924	$3,300	$2,311
Others	$271	$310	$170
Total	$14,591	$11,203	$16,055

Sales and Marketing

We sell our products in North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, Inc., which sells our products to end-users directly or through independent manufacturer’s representatives. Most of these manufacturer’s representatives have exclusive rights of distribution of our products in their respective geographical areas throughout North America (except some accounts which we handle directly) and are compensated by us on a commission basis. The activities of our manufacturer’s representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment, Inc.’s employees, who also provide product support to our North American customers. These representatives do not hold any of our inventory, and they do not buy products from us. Our representatives locate customers, provide a demo if needed (in these cases they use our demo equipment), and in some cases they provide training to the end-users. The customers submit orders directly to our wholly owned subsidiary, RADCOM Equipment, Inc. which invoices the end-user customers directly, collects payment directly and then pays commissions to the manufacturer’s representative for the sales in its territory. The commission is between 12% and 20%, depending on the agreement RADCOM EQUIPMENT Inc. has with the individual manufacturer’s representative.

Outside North America, we sell our products through a global network of distributors who market data communications-related hardware and software products. We currently have more than 45 independent distributors, some of which have exclusive rights to sell our products in their respective geographical areas. We have opened regional sales support offices in China and Spain. These offices support our distributors in these regions. We continue to search for new distributors to penetrate new geographical markets or to better serve our targeted markets.

Our distributors serve as an integral part of our marketing and service network around the world. They offer technical support in the end user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language. We have a standard contract with our distributors. Based on this agreement, sales to distributors are final, and distributors have no right of return or price protection. In certain circumstances, we have granted limited rights of return and in such situations, we report deferred revenue. The distributors do not need to disclose to us their customers’ names, prices or date of order. To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale. Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer. Usually, we are not a party to the agreements between distributors and their customers. According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to their customers. This is a final sale, and there are no rights of return. In practice, the distributors pay full price for the hardware, and we give them a special discount for the software and allow distributors to receive all new software packages as they are released. The distributor cannot sell this equipment to the end-user; the license is only for the distributor. We do not consider this a benefit to the distributors since we sell only the demo systems with a special software discount.

Pg 19

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

	Year ended December 31,			Year ended December 31,
	(approximate $ in millions)			(in percentage)
	2002	2003	2004	2002	2003	2004
North America	5.6	4.6	4.5	38.0%	41.0%	27.7%
Europe	5.1	4.1	8.5	34.9	36.4	53.1
Asia Pacific	3.1	2.2	2.3	21.3	20.0	14.3
Israel	0.2	0.1	0.5	1.6	0.8	3.1
Others	0.6	0.2	0.3	4.2	1.8	1.8
Total revenues	14.6	11.2	16.1	100.0%	100.0%	100.0%

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to the acceptance of our products. We offer a toll-free technical support help desk to our representatives in the United States and a technical support help desk to our distributors worldwide. We also support our customers via fax, e-mail and cellular phone service and provide additional technical information on our Internet home page. We also offer an E-Learning system, which provides technical courses to our distributors, representatives and sales and technical support people at remote locations. These services are partially available to end-users. We regularly produce a newsletter which is sent to representatives and distributors, and we publish application notes and technical briefs for representatives, distributors and end-users to assist in using our products more efficiently.

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

Our products are designed and manufactured to meet standards required by our customers. We provide a free one-year software update for the Performer family and a free two-year software update for the Prism family, which includes bug fixing solutions and a hardware warranty on our products. After the initial update period, our customers can purchase an extended warranty for one, two or three year periods. Under the extended warranty, for each calendar year, our customers are entitled to at least one official software release and software updates. The extended warranty includes full software updates, which are included in the software package dating from the customer’s initial purchase of the products and full hardware repair of any faulty units. The cost of the extended warranty for the Performer family is based on a percentage of the overall cost of the product as an annual maintenance fee. For the Prism family the cost is fixed. We also provide a customer “hot line.”

Pg 20

Manufacturing and Suppliers

Our manufacturing facilities, which are located in Tel Aviv and Jerusalem, Israel, consist primarily of final assembly, testing and quality control. Electronic components and subassemblies are prepared by subcontractors according to our designs and specifications. See Item 5 - “Operating and Financial Review and Prospects-Reducing Costs” beginning on page 29. Certain components used in our products are presently available from, or supplied by, only one source and others are only available from limited sources. In addition, some of the software packages which we include in our product line are being developed by unaffiliated subcontractors. The manufacturing processes and procedures are generally ISO 2000 certified.

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

Labs of Telecommunication Service Providers. This group of customers includes companies that buy from manufacturers specific equipment and networks and provide services to their customers. Our products may be used by these customers to evaluate the quality and performance of this equipment and networks and verify the conformance and interoperability between vendors.

Public Telecommunications Service Providers (Cellular and VoIP) are organizations responsible for providing telecommunications services. This group of companies are using our product in four main areas:

•	Fault detection - to detect when there is a problem.

•
Performance - to analyze the behavior of network components and customer network usage in order to understand trends, performance and optimization (to help identify faults before the customer complains).

•	Troubleshoot - to drill-down to resolve specific issues.

•	Pre-Mediation - to provide call detail records or CDR information to third-party operations support systems (OSS) or other solution.

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

Pg 21

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

Research and Development

The industry in which we compete is subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements. As a result, our success, in part, depends upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and reduce total cost of ownership. In order to achieve these objectives, we work closely with current and potential end-users, distributors and manufacturer’s representatives and leaders in certain data communications and telecommunications industry segments to identify market needs and define appropriate product specifications. We intend to continue developing products that meet key industry standards and to support important protocol standards as they emerge. Still, there can be no assurances that we will be able to successfully develop products to address new customer requirements and technological changes or that such products will achieve market acceptance.

Our gross research and development costs were approximately $6.5 million in 2002, $5.6 million in 2003, and $5.2 million in 2004, representing 44.4%, 49.9% and 32.6% of sales, respectively. Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $2.3 million in 2002, $2.0 million in 2003 and $1.7 million in 2004. We expect to continue to invest significant resources in research and development. As part of our restructuring, we scaled back our research and development teams over the last three years primarily by reducing our research and development workforce.

As of December 31, 2004, our research and development staff consisted of 58 employees. Research and development activities take place at our facilities in Tel Aviv. We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the Law for the Encouragement of Research and Development in Industry,- 1984, and the regulations promulgated thereunder, or the R&D Law.

Under the R&D Law, research and development programs that meet specified criteria and are approved by the research committee of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. As of 2004, the royalty rate is 3.5%.

Pg 22

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

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law. In addition, the rules of the Chief Scientist may require prior approval of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Draft legislation was submitted in December 2004 by the Israeli government proposing an amendment to the R&D Law to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist funded know-how outside of Israel. As described above, currently, the R&D Law permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in consideration of payment of higher royalties. The proposed amendments further permit the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The proposed amendment further enables, under certain circumstances and subject to the Chief Scientist’s prior approval, the transfer of Chief Scientist-funded know-how outside Israel, in consideration of payment of a portion of the sale price (according to certain formulae calculated in proportion to the Chief Scientist’s “investment” in the grantee minus depreciation), or in exchange for know-how and cooperation in R&D with non-Israeli companies, without any additional payment to the Chief Scientist. Currently, the proposed amendment is pending, awaiting discussion in the Knesset (Israeli parliament) Finance Committee and there can be no certainty as to if and when such proposed draft legislation will actually be finalized into law.

Pg 23

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. At December 31, 2004, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $17.9 million.

Binational Industrial Research and Development Fund

We received from the BIRD Foundation funding for the research and development of products. At December 31, 2004, our contingent liability to the Bird Foundation in respect of funding received was approximately $290,000. We have not received grants from the BIRD Foundation since 1995.

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

On January 13, 2004, we were served with a complaint, in the United States District Court for the District of New Jersey, by Acterna, LLC, alleging that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. In December 2004, although we have not and do not acknowledge infringing this patent, we decided to reach a settlement with Acterna in order to save management time and litigation costs. In connection with the settlement agreement, we paid an undisclosed sum, as well as legal expenses, and Acterna granted us a worldwide license to the patent and we acknowledged the patent’s validity.

Pg 24

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing. We believe that the principal competitive factors in the market for internetworking test and analysis equipment include:

•	name recognition

•	product performance;

•	supporting a combination of the right interfaces and protocols;

•	supporting the right services;

•	quality of the software and the hardware;

•	technical features;

•	multitechnology support;

•	portability;

•	price;

•	customer service and support;

•	ease of use; and

•	ability to export data to other information systems.

Our competitors with respect to internetworking test and analysis equipment include: NetTest, Agilent , Network Associates, Ixia, Tektronix, NetHawk, Acterna, SPIRENT Communications, Catapult, Sunrise Telecom Inc., and Empirix. On the quality management front our competitors include Agilent, Brix Networks, Minacom SwissQual and SOTAS. In addition to such competitors, we expect substantial competition from established and emerging computer, communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have including financial, technological, engineering, manufacturing and market and distribution capabilities, and some of them may enjoy greater market recognition than we do.

Employees

As of December 31, 2004, we had 103 permanent employees and 10 temporary employees located in Israel, 12 permanent employees of RADCOM Equipment, Inc. located in the United States and 5 permanent employees located in Spain and China collectively. Of the 113 employees located in Israel, 58 were employed in research and development, 18 in operations (including manufacturing and production), 25 in sales and marketing and 12 in administration and management. Of the 12 employees located in the U.S., 10 were employed in sales and marketing and 2 were employed in administration and management. Of the 5 employees located in Spain and China, all were employed in sales and marketing. We consider our relations with our employees to be good and have never experienced a labor dispute, strike or work stoppage. Substantially all of our employees have employment agreements and none of them is represented by a labor union.

Pg 25

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

C.  ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM  Equipment, Inc., which conducts the sale and marketing of our products in North America. In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities. As of December 31, 2004, Radcom Investments holds some of our outstanding shares. In August 2001, we established our wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which conducts the sales and marketing of our products in the United Kingdom. In 2002, we established our wholly-owned Representative Office in China, which conducts the sales and marketing for our products in China. Our subsidiaries include:

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

Pg 26

D.  PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property. We currently lease an aggregate of approximately 2,215 square meters of office premises in Tel Aviv, which includes 2,106 square meters from affiliates of our principal shareholders. Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems. In 2004, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $611,000, of which approximately $472,000 was paid to affiliates of our principal shareholders. We may, in the future, lease additional space from an affiliated party. We also lease approximately 8,946 square feet in Paramus, New Jersey, from an affiliate. In 2004, aggregate annual lease payments for the premises were approximately $156,000. We sub-lease 2,815 square feet of the New Jersey premises to a third party, and in 2004 received aggregate rental payments of approximately $45,000. We also sub-lease 276 square feet of the New Jersey premises to a related party, and in 2004, we received aggregate rental payments of approximately $5,000 for this sub-lease. We also lease approximately 144 square meters in Beijing. In 2004, our aggregate annual lease payments for the premises were approximately $31,000.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report.

This discussion contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified below, as well as certain factors, including, but not limited to, those set forth in “Item 3-Key Information-Risk Factors.” Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Pg 27

Overview

We develop, manufacture, market and support innovative, network testing and service monitoring solutions for data communications and telecommunications networks mainly for cellular 2.5 generation, third generation and Voice-over IP networks. Our products are used in the development and manufacturing of network equipment, the installation of networks, and the ongoing maintenance of operational networks to facilitate fault management, performance monitoring and analysis, trouble shooting and pre-mediation which provides call detail records (CDR) to third-party operations support systems (OSS) and other solutions. We introduced our first test equipment solution in 1993. Our main lines today are the Performer and the Omni-Q.

The Performer, which is a PC-based system, utilizes our generic analyzer processor, GEAR. GEAR is our proprietary silicon chip designed for protocol independent testing of high speed links on-line in full line rate. During the first quarter of 2003, we launched the Cellular Performer, designed to meet the testing and analysis needs of the R&D, QA and integration labs of cellular equipment vendors, as well as of operators who must set up, and operate these networks and monitor consistent delivery of measurably high quality of service to their customers. It utilizes our proprietary Performer technology to comprehensively test and analyze network performance at all cellular network layers. The product supports all major 2.5 and third generation networks, including general packet radio service (GPRS), universal mobile telecommunications service (UMTS), enhanced data rates for global revolution standard (Edge), and code division multiple access (CDMA2000) and time division synchronous CDMA (TD-SCDMA).

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

As we entered 2004, we articulated long-term financial priorities for seeking revenue growth while pursuing our profitability targets. Our results of operation for fiscal 2004 indicate that we made substantial progress towards these goals. Net sales were $16.1 million, compared with $11.2 million in fiscal 2003. Net loss was $1.7 million, compared with $6.2 million in fiscal 2003. Net cash used in operations was $2.2 million compared with $4.4 million for fiscal 2003.

Our technology vision is based on an architectural evolution of networking from simple connectivity of products to application systems, or as we refer to it, the Application Provider. As such, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G cellular and VoIP networks. If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors. If it does not, however, our initiatives and investments in this area may be of no or limited value. As a result we cannot quantify the impact of new product introductions on our historical operations or anticipated impact on future operations.

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G cellular and VoIP networks. During fiscal 2004, we steadily shifted resources to this segment. While this potentially increases our exposure to changes in telecommunications industry conditions, we feel that this is a growing area and that we have the technology to capitalize on this market growth.

Pg 28

After commencing sales of our Cellular Performer in the first quarter of 2003, our revenues began to increase. The Cellular Performer line has been received well in the marketplace and resulted in growing sales in each quarter since its introduction. In 2004, we introduced our new application for the Cellular Performer, the Cellular Expert product which increases our offering in this product line, increases our average deal size and improves our visibility. With the rise of VoIP deployments, we began to record higher sales of our comprehensive Omni-Q solution. As a result of both these developments, we enjoyed increased sales across all converged network product lines and the average size of our deals began to rise. During the fourth quarter of 2004, our sales reached $5.1 million for the first time since 2001, reflecting a significant increase in deals from major operators and equipment vendors throughout the world.

In order to improve our sales performance in the strategic North American region, appointed in the second quarter of 2004, a new president of our wholly owned subsidiary in North America, RADCOM EQUIPMENT Inc. In the fourth quarter we began to see indications that our efforts were having an impact on our results of operations. China is also a strategic market for us. In January 2005 we appointed a new general manager for our Chinese branch in order to improve our sales performance.

In 2005, we will continue to focus on our two major growth areas of 3G cellular and VoIP networks, while maintaining our focus on profit contribution. Among the key external factors that will influence our 2005 performance are the continued improvement of the global telecommunications industry and our customers’ perspective regarding the prospects for improving conditions. Although we believe that our products are unique fits for the needs of some of the industry’s most rapidly growing segments, there can be no assurance that our sales will continue to increase.

In 2004, 2003 and 2002, we recorded net losses in the respective amounts of approximately $1.7 million, $6.2 million and $4.7 million. The losses for 2004 included litigation expenses and the settlement reached with Acterna LLC in the amount of approximately $697,000. The decrease in losses in 2004 is due primarily to the increase in our total revenues. The losses in 2002 and 2003 were primarily a result of the slowdown in the worldwide telecommunications industry, which resulted in decreases and delays in the procurement and deployment of new telecommunications equipment. In addition, since 2002, we began facing decreased demand for our Prism product line, which exacerbated the decrease in our revenues. The loss for 2003 included an inventory write-off of $960,000 taken in the first quarter and recorded in cost of sales. This write-off reflected the reduced value of some of the Prism series components caused by changing market conditions and the launch of our Cellular Performer.

During the years 2001 through 2003, we took a number of cost-cutting measures that enabled us to minimize our net loss. First, since 2001, we have increasingly shifted to a subcontracting model for the manufacture of our products. The shift from a manufacturing model to a subcontracting model has occurred mainly in the Performer product line, and the bulk of the manufacturing of the Performer products is subcontracted out. Prior to 2001 the functions performed by us and subcontractors were divided as follows:

RADCOM	Subcontractor
Planning	Assembly
Purchase component parts
Testing
Integration

As part of our plans to reduce product cost and improve manufacturing flexibility, we began to subcontract additional functions. Currently, the functions performed by us and subcontractors are divided as follows:

Pg 29

RADCOM	Subcontractor
Planning	Purchase component parts
Integration	Assembly
Testing

Our subcontracting arrangements do not call for rolling forecasts. We provide a non-binding forecast every 12 months, and submit binding purchase orders quarterly for material needed in the next quarter. Purchase orders are generally filled within a month of placing the order. We are charged by the unit, which ensures that unnecessary charges for reimbursements are minimal. We are not required to reimburse subcontractors for losses that are incurred in providing services to us and there are no minimum purchase requirements in our subcontracting arrangements. If we change components in our products, however, and the manufacturer already bought components based on a purchase order, we would reimburse the manufacturer for any losses incurred relating to the manufacturer’s disposal of such components. The subcontracting arrangements are governed by one-year contracts that are automatically renewable, and can be terminated by either party upon ninety days’ written notice.

By reducing fixed manufacturing costs, we seek to ensure that our cost of goods sold fluctuates more directly in line with revenues.

Second, we reduced our research and development workforce. Since our future success will depend upon our ability to introduce new products addressing the changing demands of the telecommunications industry on a timely basis, we tried to achieve a balance between the short-term and long-term challenges. Accordingly, we scaled back our research and development teams in a manner that we believe has not significantly affected our long-term development goals. Third, we reduced our sales and marketing workforce and related expenses in line with our reduced revenues. For example, we began focusing on specific conferences rather than on general shows for marketing initiatives, taking advantage of the fact that potential customers for the new Cellular Performer product line are larger and more well-known and that, as a result, our marketing efforts can be more focused.

Since the third quarter of 2004 we have seen significant improvement in our booking and sales. In order to support this growing activity, we may need to increase our workforce and other expenses slightly in the areas of research and development and sales and marketing.

Organization of Our Business

The Company’s management receives sales information by product groups and by geographic regions. The cost of material and related gross profit for the Performer is almost identical to that of our other products. Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e. are not allocated to product groups or geographic regions). Because a measure of operating profit or loss by product groups or geographic regions is not presented to the Company’s management, we have concluded that we operate in one reportable segment.

A.  RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

Pg 30

	Year Ended December 31,
	2002	2003	2004

Sales	100.0%	100.0%	100.0%
Cost of sales	34.6	43.7	31.9
Gross profit	65.4	56.3	68.1
Operating expenses:
Research and development, gross	44.4	49.9	32.6
Less royalty bearing participation	15.9	17.8	10.7
Research and development, net	28.5	32.1	21.9
Sales and marketing	56.9	66.1	43.5
General and administrative	13.8	14.5	13.6
Total operating expenses	99.2	112.7	79.0
Operating loss	(33.8)	(56.4)	(10.9)
Financial income, net	1.5	0.8	0.5
Tax on Income	-	-	-
Net loss	(32.3)	(55.6)	(10.4)

Financial Data for Year Ended December 31, 2004 Compared with Year Ended December 31, 2003 and Year Ended December 31, 2002

Revenues
	Year ended December 31,			% Change	% Change
	(approximate $ in millions)			2003 vs.	2004 vs.
	2002	2003	2004	2002	2003
Performer	3.9	7.1	11.2	82.1	57.7
Omni-Q	0.5	0.5	2.4	0.0	480.0
Prism	9.9	3.3	2.3	(66.7)	(30.3)
Others	0.3	0.3	0.2	(0.0)	(33.3)
Total revenues	14.6	11.2	16.1	(23.3)	43.8

Revenues. Revenues consist of gross sales of products, less discounts, refunds and returns. The increase in net sales in 2004 was due to a gradual recovery in the global telecommunications environment coupled with increased capital spending by service providers. The increase in net sales in 2004 was primarily the result of increased sales of Cellular Performer. With the increase in VoIP deployments, we experienced increased sales of our comprehensive Omni-Q solution. As a result of both these developments, we experienced increased sales across all converged network product lines, as reflected in the table above. In addition, our increase in sales resulted from an increase in service provider customers. These customers purchased larger quantities of our products, and due to the nature of their orders, the average size of our transactions began to increase.

Our sales network includes RADCOM Equipment, Inc., our wholly-owned subsidiary in the United States, as well as eleven independent manufacturers’ representatives, and more than 45 independent distributors in over 50 other countries. The table below shows the sales breakdown by territory:

Pg 31

	Year ended December 31,			Year ended December 31,
	(approximate $ in millions)			(in percentage)
	2002	2003	2004	2002	2003	2004
North America	5.6	4.6	4.5	38.0%	41.0%	27.7%
Europe	5.1	4.1	8.5	34.9	36.4	53.1
Asia Pacific	3.1	2.2	2.3	21.3	20.0	14.3
Israel	0.2	0.1	0.5	1.6	0.8	3.1
Others	0.6	0.2	0.3	4.2	1.8	1.8
Total revenues	14.6	11.2	16.1	100.0%	100.0%	100.0%

The increase in sales in Europe reflects mainly the deployment of 3G cellular and VoIP networks. During 2004 we announced that we signed a universal mobile telecommunications service, or UMTS, network and service monitoring solution contract for over $1 million with a major 3G mobile operator in Europe. Two of our distributors in Europe each accounted for more than 10% of our sales in 2004.

Cost of sales and Gross profit

	Year ended December 31,
	(approximate $ in millions)
	2002	2003	2004
Cost of sales	5.0	4.9	5.1
Gross profit	9.6	6.3	10.9

Cost of sales. Cost of sales consists primarily of our manufacturing costs, warranty expenses, allocation of overhead expenses and royalties to the Chief Scientist. Since 2001, we increasingly shifted to a subcontracting model for the manufacture of our products. As a result, cost of sales consisted of fixed costs of approximately $1.4 million in 2004. We believe that the reduction of our fixed manufacturing costs will ensure that our cost of sales fluctuates more directly in line with revenues. Cost of sales in 2003 included an inventory write-off of $960,000 taken during the first quarter. This write-off was made to reflect the reduced value of some of the Prism series components, caused by changing market conditions.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition and product mix. The cost of material and related gross profit for the Performer is almost identical to that of our other products. As a result, the introduction of the Performer is not expected to have a long-term impact on our gross margin. However, during the initial launch and manufacturing ramp-up of a new product our gross profit is generally lower as a result of manufacturing inefficiencies during that period. As the difficulties in manufacturing new products are resolved and the volume of sales of such products increased, our gross profit generally improves. For example, in 2003, during the initial launch of the Performer, our gross profit was lower and subsequently improved.

Most of our products consist of a combination of hardware and software. Following an initial purchase of a product, a customer can add additional functions by purchasing software packages. These packages may add functions to the product such as providing additional testing data or adding the ability to test equipment based on different transmission technologies. Since there are no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher. We also have higher gross profit on sales in North America, where we sell primarily through manufacturers’ representatives, than on sales outside North America where we sell through distributors.

Pg 32

In 2004 the variable costs of sales and fixed costs of sales were approximately the same as in 2003. Our gross margin in 2004 improved because of these stable costs and our increased revenues.

Operating Costs and Expenses
	Year ended December 31,			% Change	% Change
	(approximate $ in millions)			2003 vs.	2004 vs.
	2002	2003	2004	2002	2003
Research and Development, gross	6.5	5.6	5.2	(13.8)	(7.1)
Less Royalty-bearing participation	2.3	2.0	1.7	(13.0)	(15.0)
Research and Development, net	4.2	3.6	3.5	(14.3)	(2.8)

Sales and Marketing	8.3	7.4	7.0	(10.8)	(5.4)

General and Administrative	2.0	1.6	2.2	(20.0)	37.5
Total Operating Expenses	14.5	12.6	12.7	(13.1)	0.8

Research and Development. Research and development costs consist primarily of salaries and, to a lesser extent, payments to subcontractors, the costs of raw materials and allocation of overhead expenses. We use raw materials to build prototypes of our hardware and software products. These prototypes have no value since they cannot be sold or otherwise capitalized as inventory. The allocation of overhead expenses consists of a variety of costs, including rent, office expenses (including telecommunications expenses) and administrative costs, such as human resources activities. The methodology for allocating these expenses depends on the nature of the expense. Costs such as rent and associated costs are based on the square meters used by the R&D department. Administrative costs such as human resources activities are allocated based on the number of employees in the department. There has been no change in methodology from year to year. These expenses were partially offset by royalty-bearing grants from the Chief Scientist. The decrease in gross research and development expenses from 2003 to 2004 reflects the results of our cost-cutting program, which was carried out in a manner that we believe has not significantly affected our long-term development goals.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions to manufacturers’ representatives, advertising, public relations, trade shows, promotional expenses and allocation of overhead expenses. Commencing in 2001, we adjusted our sales and marketing expenses in line with reduced revenues. For example, we are now focusing on specific conferences rather than on general shows for marketing initiatives. In addition, potential customers for our new Cellular Performer product line are larger and more well-known and, as a result, our marketing efforts can be more focused. The decrease in sales and marketing expenses from 2003 to 2004 also reflects a reduction in commissions paid to sales representatives in the United States, which commissions are sales-based. In 2004 we increased our presence in the United States by appointing a new company president for our U.S. subsidiary. We started to sell our products in some regions in North America to end-users directly which increased our salary and other expenses, but was partially offset by lower commissions paid to sales representatives.

General and Administrative. General and administrative expenses consist primarily of salaries, professional fees and staffing recruitment. There was an increase in General and administrative expenses in 2004 related to the litigation expenses and the settlement reached with Acterna LLC. The total expenses for the litigation process and for the settlement was approximately $697,000. General and administrative expenses included a provision for bad debts and others totaling approximately $11,000 for 2004, $8,000 for 2003 and $338,000 for 2002.

Pg 33

Financial Income, Net. Financial income, net consists primarily of interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expense paid on bank short-term loans. Financial income, net was approximately $217,000 in 2002, $93,000 in 2003 and $78,000 in 2004. The decrease in financial income, net in 2004 compared to 2003 was a result of the exchange translation loss that resulted from revaluation of the NIS against the US dollar. (See Impact of Inflation and Currency Fluctuations below.)

Discussion of year 2003 compared 2002

The following discussion of 2003 compared with 2002 should be read in conjunction with the section of this report entitled ”Financial Data for Year Ended December 31, 2004 Compared with Year Ended December 31, 2003 and Year Ended December 31, 2002”

Revenue. The decrease in revenues in 2003 reflected the global communications industry slowdown which began in 2001, together with a sharp reduction in demand for our Prism product line. The principal factor in the decrease of our revenues was the smaller number of Prism products sold and not price pressure.

Cost of sales and Gross profit. The decrease in gross profit reflected an inventory write-off of $960,000 taken during the first quarter of 2003. This write-off was made to reflect the reduced value of some of the Prism series components, caused by changing market conditions. In 2003 and 2002 the fixed costs of sales were approximately the same.

Research and Development. The decrease in gross research and development expenses from 2002 to 2003 reflects the results of our cost-cutting program, which was carried out in a manner that we believe has not significantly affected our long-term development goals.

Sales and Marketing. The decrease in sales and marketing expenses from 2002 to 2003 reflects the freeze of our U.K. subsidiary’s operations and a reduction in commissions paid to sales representatives in the U.S., which are sales- based and were therefore reduced in line with the decline in sales.

General and Administrative. The decrease in general and administrative expenses from 2002 to 2003 reflects the results of our cost-cutting program. In addition, general and administrative expenses included a provision for bad debts of approximately $8,000 for 2003 compared $338,000 for 2002.

Financial Income, Net. The decrease in financial income, net in 2003 compared to 2002 resulted from a decrease in interest rates and a decrease in the balance of our cash and short-term investments.

B.  LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, from the proceeds of our 1997 initial public offering and from our 2004 private placement transaction. Cash and cash equivalents, marketable securities and short-term investments at December 31, 2002, 2003 and 2004 were approximately $10.2 million, $5.6 million and $8.6 million, respectively.

Pg 34

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $1.7 million, $4.4 million and $2.2 million in 2002, 2003 and 2004, respectively. In 2004, this was primarily due to a net loss of approximately $1.7 million, an increase of approximately $1,572,000 in trade receivables, an increase of approximately $892,000 in inventories and an increase of approximately $534,000 in other current assets. This was partially offset by an increase of approximately $892,000 in trade payables, an increase approximately $413,000 in other payables and accruals, an increase of approximately $414,000 in deferred revenues and approximately $797,000 of depreciation and amortization.

The trade receivables and days sales outstanding (DSO) are primarily impacted by shipment linearity in the quarter and collections performance. The increase in trade receivables is due primarily to the increase in our total revenue, a higher concentration of shipments toward the end of the fourth quarter of 2004, which results in a shorter amount of time to collect the related accounts receivable and increased DSO.

The overall increase in inventory was due to the impact of managing targeted lead times, changes in customer-specific requirements, and the increase in our total revenue. Work-in-process increased due to increased inventory levels of components for subassembly needed to manage targeted lead times on certain high-demand products. Our finished goods increased primarily due to deferred cost of sales related to unrecognized revenue on shipments to distributors and service provider customers. Raw material increased due to the GEAR chip subcontracting arrangement we established. Since the amount of GEAR components that we ordered was low compared to comparable orders in the industry, we agreed to order and prepay for a minimum amount of silicon chips. All inventories are accounted for at the lower of cost or market.

The increase in other current assets is primarily a result of an increase in receivables from the Office of the Chief Scientist and prepaid expenses. The increase in trade payables is primarily due to the increase in purchases of inventory to meet our increased orders. The increase in payables and accruals is primarily a result of an increase in commissions payable due to an increase in revenues and an increase of customers’ prepayments. The increase in the deferred revenues was primary as a result of an increase in the number of extended PCS warranties beyond the initial period in 2004, revenues attributable to the extended PCS warranties are deferred at the time of the initial sale, and recognized ratably over the contract period.

Net Cash Provided by/Used in Investing Activities. Investing activities have consisted of two components: purchases and sales of short-term investments and purchases of equipment. We invest cash that is surplus to our operating requirements in our short-term investment portfolio in order to get better interest rates. Purchases and sales of short-term deposits and marketable securities provided cash in the amount of $5.4 million in 2002 and $3.0 million in 2003 as cash was withdrawn to assist with cash used in operating activities. In 2004, we invested surplus cash in the amount of $2.0 million. Net cash provided by investing activities in 2002, 2003 and 2004 was approximately $5.0 million, $2.8 million and $(2.3) million, respectively.

Purchases of equipment.  Purchases of equipment in 2002, 2003 and 2004 were approximately $434,000, $222,000 and $292,000, respectively. These expenditures were principally for computers and equipment purchases.

Net Cash Provided byFinancing Activities. In 2002 we had no net change from financing activities, in 2003 net cash provided by financing activities was $4,000 from the exercise of stock options. In 2004 net cash provided by financing activities totalled approximately $5.4 million, $64,000 from the exercise of stock options and approximately $5.3 million from the private placement as described below.

Pg 35

Private Placement. As described in the “Risk Factors” section above, in 2003, we fell below the minimum $10 million shareholders’ equity requirement of the Nasdaq National Market. Our plan to achieve and maintain compliance with all of the Nasdaq National Market continued listing requirements included, among other things, the completion of a $5.5 million private placement, or PIPE, of ordinary shares and warrants in March 2004. Under the PIPE transaction, we issued 3,851,540 of our ordinary shares at an aggregate purchase price of $5.5 million or $1.428 per ordinary share. The investors in the PIPE included Star Ventures, B.C.S. Group, Yehuda Zisapel, Zohar Zisapel, and others. We also issued to the investors warrants to purchase up to 962,887 ordinary shares at an exercise price of $2.253 per share. The warrants are exercisable for two years from the closing of the PIPE. As part of the private placement, we filed a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The registration was declared effective by the SEC on December 10, 2004. We incurred expenses of approximately $189,000 in connection with the offering. Our net proceeds from the offering were approximately $5.3 million.

Although we have been in compliance with the $10 million shareholders’ equity requirement since completion of the private placement, we must continue to demonstrate an ability to sustain this over the long term. We cannot assure you that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the Nasdaq National Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the Nasdaq National Market. Our shares would then be quoted on the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for such market) or the Over-The-Counter Bulletin Board.

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

Since we pay the salaries of our Israeli employees in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar. While we incur some expenses in NIS, inflation in Israel will have a negative affect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

From time to time, inflation in Israel exceeds the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the US dollar. In the fourth quarter of 2004, for example, the value of the NIS, expressed in dollar terms increased significantly, raising our Israeli-based costs as expressed in dollars. Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

Pg 36

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS) exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. However, our manufacturing facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, known as the Investments Law, and consequently are eligible, subject to compliance with specified requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), and up to ten years (in respect of income derived from our Jerusalem facility) commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes. At December 31, 2004, we had net operating loss carry forwards (unlimited in time) of approximately $20.2 million.

Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $10.9 million available at December 31, 2004 for federal and state income tax purposes. These carry-forwards will offset future taxable income and expire in 2008 through 2024 for federal income tax purposes. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us. Our U.K. subsidiary had net loss carry-forwards of approximately $366,000 for U.K. tax purposes.

We recorded a valuation allowance for all of our deferred tax assets. Based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized.

Government Grants and Related Royalties

The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”. We may receive from the Office of the Chief Scientist up to 50% of the research and development expenditures for particular projects. We recorded grants from the Office of the Chief Scientist totaling approximately $2.3 million in 2002, $2.0 million in 2003 and $1.7 million in 2004. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products funded with these grants. In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development. At December 31, 2004, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $17.9 million. For additional information, see “Item 4B - Information on the Company - Israeli Office of Chief Scientist”.

Pg 37

We are also obligated to pay royalties to the Israel-United States Binational Industrial Research and Development Foundation, the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales revenues of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2004, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $290,000. Since 1995 we have not received grants from the BIRD Foundation.

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

Revenue recognition. Revenue from product sales is recognized, in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition”, when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor’s fee is fixed or determinable and (4) collectability is probable. Amounts received from customers prior to product shipments are classified as advances from customers. With certain of our products, we provide a one-year free software update as part of the purchase price of our products, which includes bug fixing solutions and a hardware warranty (“post customer support” or “PCS”). In these cases, revenue from PCS during the first year is recognized upon delivery of the product, since the following criteria are met: (1) the PCS fee is included with the initial licensing fee, (2) the PCS included with the initial license is for one year, (3) the estimated cost for providing PCS during the arrangement is insignificant, (4) unspecified upgrades/enhancements offered during PCS arrangements historically have been and are expected to continue to be minimal and infrequent. For other products we provide PCS for two years. In these cases, revenue attributable to the PCS component is determined utilizing vendor specific objective evidence for such service and deferred at the time of the initial sale and recognized ratably over the PCS period in accordance with the provisions of SOP 97-2. During the PCS period we provide telephone support and software maintenance releases, if and as developed. We do not commit to provide any software or support services which are deemed significant vendor obligations in accordance with SOP 97-2, “Software Revenue Recognition”. With respect to the hardware warranty, we apply the provisions of SFAS 5, “Accounting for Contingencies”, and recorded an appropriate provision. After the PCS period, initially provided with our products, we sell extended PCS contracts, which includes full software updates, new protocols included in the packages at time of purchase, and full hardware repair of all faulty units. Revenues attributable to the extended PCS are deferred at the time of the initial sale and recognized ratably over the contract period. We generally do not grant rights of return except for defective products for which a warranty allowance is recorded. However, in certain circumstances, we have granted limited rights of return. In these situations, we have deferred all the revenue until the right of return has expired.

Pg 38

Most of our revenues are generated from sales to independent distributors. We have a standard contract with our distributors. Based on this agreement, sales to distributors are final and distributors have no rights of return or price protection. We are not a party to the agreements between distributors and their customers.

In certain circumstances, we have granted limited rights of return and in such situations, we report deferred revenue. The distributors do not need to disclose to us their customers’ names, prices or date of order. To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale. Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer. Usually, we are not a party to the agreements between distributors and their customers. According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to their customers. This is a final sale, and there are no rights of return. In practice, the distributors pay full price for the hardware, and we give them a special discount for the software and allow distributors to receive all new software packages as they are released. The distributor cannot sell this equipment to the end-user; the license is only for the distributor. We do not consider this a benefit to the distributors since we sell only the demo systems with a special software discount.

We also generate sales through independent manufacturer's representatives. These representatives do not hold any of our inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly and then pay commissions to the manufacturer's representative for the sales in its territory. We report sales through independent manufacturer's representatives on a gross basis, based on the indicators of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Allowance for product warranty. Our products sold are generally covered by a warranty for periods ranging from one year to two years. In respect of contracts where the PCS was recognized upon delivery, we recorded an appropriate provision. We accrue for warranty costs as part of our cost of sales based on associated material costs, technical support labor costs, and associated overhead. Material costs are estimated based primarily upon historical trends. Technical support labor costs are estimated based primarily upon historical trends in the rate of customer support cases and the cost of support in the customer cases within the warranty period. Overhead cost is applied based on estimated time to support warranty activities.

Trade receivables. Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when we think it is probable that we will be unable to collect all amounts, after taking into account current information regarding the customer’s ability to repay its obligations. The balance sheet allowance for doubtful accounts for all periods through December 31, 2004, is determined as a specific amount for those accounts the collection of which is uncertain. If our customers’ ability to repay their obligations diminishes in the future, the actual allowance for doubtful accounts may not be adequate.

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

Pg 39

Stock option plans. We apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" of APB Opinion No. 25 ("FIN 44"), in accounting for its stock option plans for employees and directors. Under this method, compensation is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting for employee stock options and have adopted the disclosure requirements of SFAS No. 123.

Stock option plans - SFAS 123R. In December 2004, FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of a company, liabilities that are based on the fair value of a company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as we currently disclose in Note 7 to the financial statements. SFAS 123R provides two tentative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date’s fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123. Accordingly, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for periods beginning after June 15, 2005, which will be our third quarter beginning July 1, 2005. We expect that the adoption of this standard will reduce our net income in the second half of 2005 by approximately $307,000. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See “Item 4—Business Overview—Research and Development” and “Business Overview—Proprietary Rights.”

D.  TREND INFORMATION

Telecommunications and data communications equipment developers and manufacturers and carriers are the principal end-users of a large percentage of our products. From 2001 through the first half of 2003, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. Although some markets have stabilized, the level of capital expenditures remains low, and many developers and manufacturers in markets throughout the world continue to experience a low level of sales and revenues.As a result of the foregoing, we experienced a significant decline in demand for our products in 2001, 2002~~,~~ and the first half of 2003, resulting in a significant decline in sales and revenues. In addition, we have been affected by reduced market demand for our Prism product line. In the second half of 2003, we perceived an improvement in the general market for telecommunications equipment, particularly in the cellular segment of the market.

Pg 40

Over the course of the year 2004, there has been increasing evidence that the overall decline in the telecommunications industry has ended, and that at least the beginnings of a recovery are in evidence. This improvement in market conditions has resulted in increased purchases and deployment of 3G cellular and VoIP networks, which has resulted in an increase of our sales of products for these networks.

E.  OFF BALANCE SHEET ARRANGEMENTS

Not applicable.

F.  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2004, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands US$)
Property Leases	$806	$776	$30	$--	$--
Open purchase orders	1,303	1,303
Operating Leases	762	303	459	--	--
Total	$2,871	$2,382	$489	$--	$--

Open purchase orders. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by our requirements. In certain instances, we provide a non-binding forecast every 12 months, and submit binding purchase orders quarterly for material needed in the next quarter. These agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. There are no penalties incurred for not taking delivery; however, if we change components in our products, when the manufacturer has bought components based on a purchase order, we reimburse the manufacturer for any losses incurred relating to the manufacturer’s disposal of such components. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments and included in the table above.

In addition, we are required to pay royalties as percentages from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program). As of December 31, 2004, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $17.9 million and our contingent liability to the Bird Foundation in respect of funding received was approximately $290,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Pg 41

Further, we provided a performance guarantee in favor of a customer from Bank Hapoalim in Israel amounting to $204,000 as of December 31, 2004.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	56	Chairman of the Board of Directors
Arnon Toussia-Cohen	50	President, Chief Executive Officer
David Zigdon	48	Vice President Finance and Chief Financial Officer
Hanan Klainer	44	Vice President Sales and Marketing
David Ripstein	38	General Manager, Products and Technologies
Avi Zamir	48	President of RADCOM EQUIPMENT Inc.
Ilan Bar	44	Chief Technology Officer
Ruth Koren	48	Vice President Human Resources
Michael Shilinger	50	Vice President Operations
Rony Ross	55	Director
Zohar Gilon	57	Director
Dan Barnea	60	Director

Mr. Zohar Zisapel, a co-founder of our company, has served as our Chairman of the Board since our inception. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is a director of other public companies including: Verisity Ltd., RADVision Ltd., and Ceragon Ltd. Mr. Zisapel previously served as Head of the Electronics Research Department in the Israeli Ministry of Defense. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Mr. Arnon Toussia-Cohen, our President and Chief Executive Officer joined us in September 1998, and served as a director from September 1999 until January 2005. Mr. Toussia-Cohen also serves as a Chairman of the Board of RADCOM EQUIPMENT, Inc. and RADCOM (UK) Ltd. Prior to joining us, he worked for Telrad Telecommunications Industries, a leading Israeli telecommunications equipment manufacturer, in a number of capacities, including R&D Division Manager, Vice President of Business Systems and finally as President of Telrad Telecommunications Inc., the company’s subsidiary in North America. Mr. Toussia-Cohen has a B.Sc. degree in electrical engineering from the Technion and a diploma in Advanced Business Studies for Managers from the Open University in Israel.

Pg 42

Mr. David Zigdon, our Vice President of Finance and Chief Financial Officer, joined us in February 2000. Mr. Zigdon also serves as a director of RADCOM (UK) LTD and RADCOM EQUIPMENT Inc. Prior to joining us, Mr. Zigdon was a manager in the RAD-BYNET Group for 10 1/2 years, initially as Chief Financial Officer and then for four years as Chief Executive Officer of Bynet Electronics Ltd. which, as part of its business, distributes our products in Israel. Mr. Zigdon has a B.A. degree in economics & accounting and a L.L.M degree in business law from Bar Ilan University, and is a Certified Public Accountant.

Mr. Hanan Klainer, our Vice President of Sales, joined us in 1998 as Regional Marketing Manager and was then promoted to the position of Vice President of Sales. Prior to joining us, he worked with Tadiran Scopus where he was Marketing Manager. Before that, he worked at Orbotech as Technical Marketing Manager for the Japanese Market. Mr. Klainer has a B.Sc. degree in electronic engineering from Tel Aviv University and an Executive M.B.A. from the Hebrew University in Jerusalem.

Mr. David Ripstein, our General Manager, Products and Technologies, joined us in 2000 as General Manager, Quality Management Business Unit. Prior to joining us, he was co-founder of Firebit, a company that targeted the ISP market with security services solutions and one of the co-founders of Speedbit, a company that focuses on increasing the speed of downloading from the Internet. Mr. Ripstein served in the Intelligence Corps of the Israel Defense Forces, completing his service with the rank of Major. Mr. Ripstein has a B.Sc. and an M.Sc. degree in Electronic Engineering from the Technion.

Mr. Avi Zamir, President of our wholly-owned U.S. subsidiary, RADCOM Equipment, Inc., rejoined us in May 2004. Mr. Zamir also serves as a director of RADCOM EQUIPMENT Inc. From 1999 to 2004, Mr. Zamir was co-founder of Business Layers Inc., a company that focuses on eProvisioning solutions, which allow organizations to transform business rules and changes into a set of corresponding IT activities. Prior to that, Mr. Zamir was the President of RADCOM EQUIPMENT Inc. since its incorporation in February 1993 until 1999. Mr. Zamir has a practical engineering qualification from Ort Yad-Singalovski, Tel Aviv.

Mr. Ilan Bar, our Chief Technology Officer, joined us in 1993 as the WAN/LAN Project Manager. Later he was promoted to the Head of Research and Development and in 2000 he was promoted again to the position of General Manager, Network Test Solutions. Prior to joining us he was at Astronautics Ltd., an Israeli company that manufactures and sells military products, where he held a number of positions, including Systems Engineer and Research and Development Electronics Engineer. Prior to that, he served in the Israeli Air Force. Mr. Bar has a B.A. degree in Business Management from Ruppin Academic Center.

Ms. Ruth Koren, our Vice President of Human Resources, joined us in March 2000. From June 1997 to February 2000, she was Vice President of Human Resources and Operations & Public Relations at SPL Worldgroup a global software company. Ms. Koren has a B.A. degree in Psychology from Bar-Ilan University.

Mr. Michael Shilinger, our Vice President of Operations, joined us in June 1999. From May 1997 to May 1999 he was Director of Purchasing and Logistics for Tadiran - Telematics Ltd., an Israeli company involved in the marketing, development and production of systems for the location of vehicles, cargo and people. Prior to that Mr. Shilinger was a Director of Logistics at Galtronics Ltd., one of the leading companies in the manufacture of portable antennas for cellular systems. Prior to that Mr. Shilinger was the owner of a Management Information Systems Consulting firm implementing ERP Systems. Mr. Shilinger has a B.Sc. degree in Industry and Management from Ben-Gurion University.

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

Mr. Zohar Gilon has served as a Director since June 1995. He serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S. From 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon serves as a director of other public companies, namely Ceragon Ltd. and RIT Technologies Ltd., and of several private companies. Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of ours in Israel. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Pg 43

Mr. Dan Barnea has served as a Director since September 1999. Mr. Barnea is Senior Vice President for Research and Development of BMC Software Inc., one of the world’s largest software publishers. Prior to that he served as President and Chief Executive Officer of New Dimension Software, an Israeli-based mission critical software developer, from 1995 until its acquisition by BMC. From 1991 to 1995, Mr. Barnea was the General Manager and, later, President and Chief Executive Officer of Laser Industries Ltd., a world leader in the development of laser systems for medical applications. From 1987 to 1991, Mr. Barnea was the General Manager of Indigo Ltd., an innovator and leader in digital offset color printing. From 1981 to 1987, Mr. Barnea held senior positions at Elscint Ltd., then a developer of medical imaging equipment. Mr. Barnea holds a B.Sc. degree in Electronics and a M.Sc. in computer science from the Technion.

B.  COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (12 persons) for the year ended December 31, 2004 was approximately $1.3 million. This amount includes approximately $208,000, which was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period.

As of December 31, 2004, our directors and officers as a group held options to purchase an aggregate of 1,829,300 ordinary shares. Other than the options granted to our directors under the Directors Share Incentive Plan (1997), the 2001 Share Option Plan, the International Employee Stock Option Plan and the 2003 Share Option Plan and reimbursement for expenses, we do not compensate our directors for serving on our Board of Directors.

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

Pg 44

In July 2004 our Board of Directors resolved to increase by 659,000 the number of ordinary shares reserved for issuance under the RADCOM Ltd. 2003 Share Option Plan, and to increase by 150,000 Ordinary Shares the number of shares reserved for issuance under the RADCOM Ltd. International Employee Stock Option Plan. The RADCOM Ltd. 2003 Share Option Plan was increased by a transfer of 209,000 shares from the Company’s older share incentive plans and a corresponding reduction in ordinary shares available under those plans, in respect of which shares had been reserved, but not issued, and by an increase of 450,000 Ordinary shares.

As of December 31, 2004, we have granted options to purchase 4,040,364 ordinary shares, of which options to purchase 789,567 ordinary shares have been exercised and options to purchase 3,250,797 ordinary shares remain outstanding. An additional 957,003 ordinary shares are reserved for issuance under our stock option plans.

C.  BOARD PRACTICES

Terms of Office

Directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for external directors (as discussed below), directors serve until the next Annual General Meeting. The current Board of Directors is comprised of Zohar Zisapel, Zohar Gilon, Dan Barnea and Rony Ross. None of our directors have service contracts with the company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

External Directors

We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by such controlling entity. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as an office holder during the three-month period in which the company first offers its shares to the public.

Pg 45

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rony Ross, Dan Barnea and Zohar Gilon qualify as independent directors under the current Nasdaq requirements, and are all members of the Audit Committee. In addition, we have adopted an audit committee charter.

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

Pg 46

•	any director employed by the company or providing services to the company on a regular basis.

The duty of the audit committee is to identify irregularities in the management of the company’s business, including in consultation with the internal auditor and the company’s independent accountants, and to recommend remedial action relating to such irregularities. In addition, the approval of the audit committee is required under the Companies Law to effect certain related-party transactions.

An audit committee of a public company may not approve a related-party transaction under the Companies Law unless at the time of such approval the external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

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

Mr. Yossi Ginosar a partner of Fahn Kane, a member of Grant Thornton, serves as our internal auditor.

Exculpation, Indemnification and Insurance of Directors and Officers

We have agreed to exculpate and indemnify our office holders to the fullest extent permitted under the Companies Law. We have also purchased a directors and officers liability insurance policy. For information regarding exculpation, indemnification and insurance of directors and officers under applicable law and our articles of association, see “Item 10B - Additional Information - Memorandum and Articles of Association”.

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

D.  EMPLOYEES

As of December 31, 2004, we had 130 permanent and temporary employees worldwide, of which 58 were employed in research and development, 40 in sales and marketing, 14 in management and administration and 18 in operations. As of December 31, 2004, 113 of our employees were based in Israel, 12 were based in the United States and 5 were based in Spain and China. All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us. We are subject to labor laws and regulations in Israel and the United States. We and our Israeli employees are also subject to certain provisions of the general collective agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees are represented by a labor union and we have not experienced any work stoppages.

Pg 47

E.  SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of February 28, 2005. The percentage of outstanding ordinary shares is based on 14,768,516(3) ordinary shares outstanding as of February 28, 2005.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned(2) (3)
Zohar Zisapel(4)(5)	3,302,242	22.0%
Arnon Toussia-Cohen(6)	362,500	2.4%
David Zigdon	*	*
Hanan Klainer	*	*
Avi Zamir	*	*
Ilan Bar	*	*
Ruth Koren	*	*
Michael Shilinger	*	*
David Ripstein	*	*
Rony Ross	*	*
Zohar Gilon	*	*
Dan Barnea	*	*
All directors and executive officers as a group (12 persons) (1) (2)	4,550,042	28.0%
________________________
*	Less than 1%.
(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options and warrants to purchase ordinary shares that are exercisable within 60 days of February 28, 2005. See “Item 5--Liquidity and Capital Resources - Private placement.”

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options and warrants to purchase ordinary shares that are exercisable within 60 days of February 28, 2005. See “Item 5--Liquidity and Capital Resources - Private placement.”

(3)	The number of outstanding ordinary shares does not include shares that were repurchased by us.
(4)	Includes beneficial ownership of ordinary shares held by RAD Data Communications Ltd and Klil and Michael Ltd, Israeli companies.
(5)
Mr. Zisapel has been granted options to purchase 130,000 ordinary shares, as follows: options to purchase 25,000 ordinary shares at an exercise price of $4.50 per share, expiring on December 11, 2005; options to purchase 45,000 ordinary shares at an exercise price of $1.84 per share, expiring on December 31, 2006; and options to purchase 60,000 ordinary shares, at an exercise price of $1.03 per share expiring on September 10, 2013. Of the aggregate options granted, options to purchase 110,000 ordinary shares are exercisable as of February 28, 2005 or within 60 days thereof. In addition, as part of the PIPE transaction Mr. Zisapel has been granted warrants to purchase up to 129,377 ordinary shares and Rad Data Communications Ltd. has been granted warrants to purchase up to 9,979 ordinary shares, at an exercise price of $2.253 per share. See “Item 5--Liquidity and Capital Resources - Private placement.”

Pg 48

(6)
Mr. Toussia Cohen has been granted options to purchase 485,000 ordinary shares, as follows: options to purchase 140,000 ordinary shares at an exercise price of $2.375 per share, expiring on November 16, 2008; options to purchase 75,000 ordinary shares at an exercise price of $5.75 per share, expiring on December 27, 2009; options to purchase 120,000 ordinary shares at an exercise price of $1.84 per share, expiring on December 31, 2011; options to purchase 20,000 ordinary shares at an exercise price of $1.03 per share, expiring on July 18, 2005; options to purchase 30,000 ordinary shares at an exercise price of $1.27 per share, expiring on October 19, 2013 ; and options to purchase 100,000 ordinary shares at an exercise price of $2.45 per share, expiring on January 24, 2015. Of the aggregate options granted, options to purchase 362,500 ordinary shares are exercisable as of February 28, 2005 or within 60 days thereof.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2005, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3) (4)	3,302,242	22.0%
Yehuda Zisapel(3) (5)	2,027,161	13.6%
RAD Data Communications Ltd (6).	177,841	1.2%
Dr. Barel Meir (7)	1,225,490	8.3%
J. Carrlo Cannell, D/B/A Cannell Capital Management (8)	1,770,441	12.0%
______________
(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of February 28, 2005, and shares that may be acquired upon exercise of the Warrants. See “Item 5--Liquidity and Capital Resources - Private placement”

(2)
The percentage of outstanding ordinary shares is based on 14,768,516 ordinary shares outstanding as of February 28, 2005. For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options and warrants to purchase ordinary shares that are exercisable within 60 days of February 28, 2005. See “Item 5--Liquidity and Capital Resources - Private placement.”

The number of outstanding ordinary shares does not include shares that were repurchased by us.

(3)	Includes beneficial ownership of Messrs. Zohar Zisapel and Yehuda Zisapel of ordinary shares held by RAD Data Communications Ltd., an Israeli company.

Pg 49

(4)
Includes 167,862 ordinary shares and 9,979 warrants to purchase ordinary shares owned of record by RAD Data Communications, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company, 110,000 ordinary shares issuable upon exercise of options exercisable within 60 days of February 28, 2005, and 129,377 warrants to purchase ordinary shares. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

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

(6)
Includes 9,979 warrants to purchase ordinary shares. Messrs. Zohar and Yehudah Zisapel have shared voting and dispositive power with respect to the shares held by Rad Data Communications Ltd. The shares held by Rad Data Communications Ltd. are reflected under Zohar Zisapel’s and Yehuda Zisapel’s names in the table.

(7)
Includes 1,137,955 ordinary shares owned of record by Star Growth Enterprise (“Growth”), a German Civil Law Partnership (without limitation of liability), and 85,535 ordinary shares owned of record by SVM Star Ventures Managementgesellschaft mbH Nr. 3 (“SVM 3”). Growth is managed by SVM 3. Dr. Meir Barel is the sole director and primary owner of SVM 3. Dr. Barel has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the shares beneficially owned by SVM 3 and by Growth. SVM 3 has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the shares beneficially owned by Growth. Dr. Barel disclaims beneficial ownership of the shares held by Growth (including the shares issuable upon exercise of the warrants) except to the extent of any pecuniary interest therein.

(8)	This information is based on Mr. Cannell’s Schedule 13-G/A filing as of December 31, 2004.
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

Pg 50

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels. Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours and others of such products may be used in place of (and thus might be deemed to be competitive with) our products. We incorporate into our product line (i) a software package for SNA decoding and a microcode for the programming of a certain chip that is included in our LAN hardware and (ii) a software package for voice-over-IP simulation (H.323, SIP), both of which we purchased from members of the RAD-BYNET Group. The aggregate amount of such purchases were approximately $33,000, $28,000 and $30,000 in 2002, 2003 and 2004, respectively.

We purchase certain products and services of members of the RAD-BYNET group, on terms that are either beneficial to the Company or are no less favorable than terms that might be available to the Company from unrelated third parties based on quotes the Company received from unrelated third parties. In some cases, the RAD-BYNET group obtains volume discounts for services from unrelated parties, and the Company pays its pro rata cost of such services. Based on the Company’s experience, the volume discounts provide better terms than the Company would be able to obtain on its own. The aggregate amount of such purchases were approximately $28,000, $45,000 and $60,000 in 2002, 2003 and 2004, respectively.

Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services. The aggregate amount of such reimbursements were approximately $41,000, $35,000 and $83,000 in 2002, 2003 and 2004, respectively.

We currently lease office premises in Tel Aviv, Paramus, New-Jersey and manufacturing premises in Jerusalem from an affiliate. When these agreements were signed, the lease payments were at fair market prices based on quotes the Company received from third parties for similar space. Historically, the Company has had some additional flexibility to change the leased space, which it might not have with unrelated third parties. The aggregate amount of lease payments were approximately $708,000, $628,000 and $621,000 in 2002, 2003 and 2004, respectively. We also sub-lease 276 square feet of the New Jersey premises to a related party, and in 2004 received aggregate rental payments of approximately $5,000.

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS LTD. a related party. We sell our products and services to BYNET on the same terms and conditions as it sells to unrelated Israeli distributors with which it has distribution agreements. The aggregate amount of such sales were approximately $264,000, $134,000 and $345,000 in 2002, 2003 and 2004, respectively.

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

Pg 51

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Other Financial Information

In 2004, the amount of our export sales was approximately $15.6 million, which represented 96.9% of our total sales.

Legal Proceedings

On January 13, 2004, we were served with a complaint, in the United States District Court for the District of New Jersey, by Acterna, LLC, alleging that certain of our products infringed one or more claims of a patent allegedly owned by Acterna. In December 2004, although we have not and do not acknowledge infringing this patent, we decided to reach a settlement with Acterna in order to save management time and litigation costs. In connection with the settlement agreement, we paid an undisclosed sum, as well as legal expenses, and Acterna granted us a worldwide license to the patent and we acknowledged the patent’s validity.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.  SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there has been no material change in our financial position since December 31, 2004.

ITEM 9.   THE OFFER AND LISTING

A.  OFFER AND LISTING DETAILS

The following table sets forth the high and low bid prices of our ordinary shares as reported by the Nasdaq National Market for the calendar periods indicated:

Pg 52

	High	Low

2000	$20.50	$2.44
2001	$4.75	$0.74
2002	$2.67	$0.35
2003	$2.19	$0.64
2004	$2.78	$1.00
2003
First Quarter	$1.20	$0.70
Second Quarter	$1.10	$0.64
Third Quarter	$1.77	$0.95
Fourth Quarter	$2.19	$1.04
2004
First Quarter	$2.78	$1.25
Second Quarter	$1.99	$1.29
Third Quarter	$1.77	$1.00
Fourth Quarter	$2.66	$1.16
2005
First Quarter (through March 24, 2005)	$3.40	$2.22
Most recent six months

October 2004	$1.85	$1.16
November 2004	$2.66	$1.73
December 2004	$2.47	$2.01
January 2005	$2.80	$2.22
February 2005	$3.40	$2.31
March 2005 (through March 24, 2005)	$3.14	$2.44

B.  PLAN OF DISTRIBUTION

Not applicable.

C.  MARKETS

Since our initial public offering on September 24, 1997, our ordinary shares have been traded on the Nasdaq National Market under the symbol RDCM. Prior to such date, there was no market for our ordinary shares.

D.  SELLING SHAREHOLDERS

Not applicable.

Pg 53

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

Election of Directors

Directors, other than external directors, are elected by the shareholders at the annual general meeting of the shareholders or appointed by the Board of Directors. In the event that any directors are appointed by the Board of Directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following such appointment. Our shareholders may remove a director from office in certain circumstances. There is no requirement that a director own any of our capital shares. Directors may appoint alternative directors in their place, with the exception of external directors, who may appoint an alternate director only in very limited circumstances.

Pg 54

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

External Directors

See “Item 6—Board Practices, External Directors.”

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

Pg 55

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

Each person listed in the table above under “-Directors and Senior Management” above is an office holder. Under the Companies Law, the approval of the Board of Directors is required for all compensation arrangements of office holders who are not directors. Under the Companies Law, directors’ compensation arrangements require the approval of the audit committee and the Board of Directors, in such order, and in a public company, the approval of the audit committee, the Board of Directors and the shareholders, in that order.

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

Pg 56

Changing Rights of the Shareholders

The company may change the rights of owners of shares of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock. An enlargement of a class of stock is not considered changing the rights of such class of stock.

Shareholder Meetings

The company has two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. We are required to give notice of general meetings no less than seven days before the general meetings. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company. If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the chairman of the board and the majority of the voting power represented at the meeting agree). Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We have an exemption from the Nasdaq Stock Market, Inc. from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC.

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7-Related Party Transactions.”

Pg 57

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

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company permit it to do so. Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

•	a breach of an office holder’s duty of care to us or to another person;

•	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon an office holder in favor of another person concerning an act performed by an office holder in his or her capacity as an office holder.

Indemnification of Office Holders

Under the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

•	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

•	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

Pg 58

•	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Indemnification and Insurance

The Companies Law provides that a company may not enter into a contract for the insurance of its office holders nor indemnify an office holder nor exempt an officer from responsibility toward the company, for any of the following:

•	a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;

•	any act or omission committed with the intent to unlawfully yield a personal profit; or

•	any fine imposed on the office holder.

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

Anti-Takeover Provisions; Mergers and Acquisitions

The Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its Board of Directors and shareholders. For the purpose of the shareholder vote of each party, unless a court rules otherwise, a statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the potential merger (or by any person who holds 25% or more of the shares of the other party to the potential merger, or the right to appoint 25% or more of the directors of the other party to the potential merger) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of such party. Finally, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

In addition, provisions of the Companies Law that address “arrangements” between a company and its shareholders allow for “squeeze-out” transactions in which a target company becomes a wholly-owned subsidiary of an acquiror. These provisions generally require that the merger be approved by a majority of the participating shareholders (excluding those abstaining) holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

Pg 59

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquiror becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

C.  MATERIAL CONTRACTS

For a summary of our material contracts, see “Item 7-Related Party Transactions” and “Item 4-Information on the Company-Property, Plants and Equipment.”

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

Pg 60

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies are subject to Corporate Tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Pg 61

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

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

•	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•	If the depreciated cost of Fixed Assets exceeds a company’s equity, then the product of such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•	Taxable gains on certain listed securities ( which are taxed at a reduced tax rate with respect to individuals) are taxable at the Company Tax rate in certain circumstances.

However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during each fiscal year (or until February 28th of the following year ) in which the rate of increase of the price index would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the price index relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

The Israeli Income Tax Ordinance and regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli consumer price index, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital, is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Pg 62

Capital gains tax is generally imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as RADCOM ). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that will be taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as RADCOM ), provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Pg 63

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year , are generally taxed at a rate of 12.5%.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax on Sales of Our Ordinary Shares” above.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, or the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise. The Investments Law will expire on March 31, 2005, unless its terms are extended. Accordingly, requests for new programs or expansions that are not approved by March 31, 2005, will not confer any tax benefits, unless the term of the law is extended. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investments Law. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under the Investments Law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published. Such bill was approved by Israeli Parlament on March 29, 2005. However the final law as yet to be published therefore we and our shareholders face uncertainties as to the potential consequences of the law.

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular Corporate Tax rates) for the “Benefit Period”, a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. Under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

Pg 64

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

Pg 65

In 1994, our investment program in our Tel Aviv facility was approved as an Approved Enterprise under the Investments Law. We elected the alternative package of benefits in respect thereof. Our program for expansion of our Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994 and the approval thereof was received in February 1995. As we selected the alternative package of benefits for our program, once we begin generating taxable net income we will be entitled to a tax exemption with respect to the additional income derived from that program for six years and will be taxed at a rate of 10%-25%, depending on the level of foreign investment, for one additional year. The approval provides that the tax rates on income allocated to our research and development and marketing and management activities (which are located in Tel Aviv) are to be determined by the Israeli tax authorities. The approval also provides that the six-year period may be extended to ten years if our application to the Investment Center for recognition as a “high technology” facility is approved. In this case we would not be entitled to an additional year at the 10%- 25% tax rate. In letters dated May 30, 1996 and June 16, 1996, the Israeli tax authorities provided that, for the purpose of determining our tax liability, our income will be allocated to our manufacturing plant (which is located in Jerusalem) and to our research and development center (in Tel Aviv), according to the formula described below. Income allocated to the manufacturing plant will benefit from a six-year tax exemption, and for the year immediately following, will be taxed at a rate of 10%-25%, depending on the level of foreign investment, or benefit from a ten year tax exemption, while income allocated to the research and development center will benefit from a two-year exemption and for a five-year period immediately following will be taxed at a 10%-25% rate. The tax authorities further provided that the income allocated to our research and development center will be in an amount equal to the expenses of such center (after deducting the grants from the office of the Chief Scientist and adding royalties paid to the office of the Chief Scientist as well as a pro rata portion of our general and administrative expenses) plus a certain portion of our profit derived from our industrial activities, calculated as follows. If we are not profitable, no profits before tax will be allocated to the research and development center. If profits do not exceed 35% of sales, the profits allocated to the research and development center will be at a rate equal to our rate of profits on our sales, plus 5%, up to a maximum of 35%. In the event that profits exceed 35% of sales, the research and development center will be allocated profits at a 35% rate. The letter also states that the Israeli tax authorities may reexamine the above arrangement in 1998 or when we are granted an approval for an additional expansion, whichever is earlier, based on development in the manufacturing plant, the number of employees employed therein and its location. Any such new arrangement would be applied only with respect to tax years following the year in which we were notified of an intention to reexamine the arrangement.

In December 1996, our request for a second expansion of our Approved Enterprise in Jerusalem was approved by the Investment Center. The investments relating to this expansion were completed as of April 15, 1998. In April 1998, we requested a third expansion of our Approved Enterprise in Jerusalem for the period from April 16, 1998 to December 31, 1999. The Investment Center has not yet approved such request.

Each application to the Investment Center is reviewed separately and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, we would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

We believe our Approved Enterprise operates in substantial compliance with all such conditions and criteria although none of the tax benefits have been utilized by RADCOM to date (subject to the tax assessments for the years 1998-1999). The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our program will continue to be approved and/or that we will continue to receive benefits for it at the current level, if at all. See “Item 3-Key Information - Risk Factors - Risks Relating to Our Location in Israel”.

Pg 66

The Israeli Stamp Duty on Documents Law, 1961

The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, generally provides that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty.

Following such amendment, in July 2004, a large number of Israeli companies received a request from the Customs and VAT Department of the Israel Ministry of Finance to disclose agreements (including memoranda) that were signed after June 1, 2003 with the aim of collecting stamp duty with respect to such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust~~,~~ (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. Holder (a “Non-U.S. Holder”) are also discussed below. This discussion considers only U.S. Holders that will own our ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that :

Pg 67

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities”

•	hold our ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	are, or hold their shares through, partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate tax.

Each holder of our ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on or ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Pg 68

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

Pg 69

Passive Foreign Investment Company Status. We would be a passive foreign investment company (a “PFIC”) for 2004 if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year was passive income or the average percentage (by value) of our passive assets during the taxable year was at least 50 percent. As discussed below, we believe that we were not a PFIC for 2004.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

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

We believe that we were not a PFIC for 2004 or any year prior to 2001, based upon our market capitalization during each such year. Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Pg 70

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

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

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on our ordinary shares. U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on our ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding (currently at a rate of up to 28%) on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, our ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

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

Pg 71

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

The initial public offering of our ordinary shares, NIS 0.05 per share, commenced on September 24, 1997, and terminated after the sale of all the securities registered. The managing underwriters of the offering were Unterberg Harris, Pennsylvania Merchant Group Ltd. and Fahnestock & Co., Inc. We registered 2,645,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over-allotment option. Of such shares, we sold 2,645,000 ordinary shares at an aggregate offering price of approximately $25.1 million ($9.50 per share). Under the terms of the offering, we incurred underwriting discounts and commissions of approximately $1.7 million. We also incurred estimated expenses of $1.3 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $22.1 million. As of December 31, 2004, approximately $0.3 million of the net proceeds has been used for the construction of facilities; $7.6 million has been used for the purchase and installation of machinery and equipment; approximately $0.3 million has been used for the repurchase of 123,372 of our ordinary shares; and approximately $8.9 million has been used for operational expenditures.

Pg 72

ITEM 15.  CONTROLS AND PROCEDURES

(a)   Disclosure Controls and Procedures.

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b)   Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our code of ethics is publicly available on our website at www.radcom.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held in September 2004, our shareholders re-appointed Somekh Chaikin, an independent registered public accounting firm, a member of KPMG International, or KPMG Somekh Chaikin, to serve as our independent auditors.

Pg 73

KPMG Somekh Chaikin billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2004	2003
Audit Fees	$54,000	$70,000
Audit-Related Fees	$3,000	-
Tax Fees	$5,000	$26,000
All Other Fees	-	-
Total	$62,000	$96,000

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

PART III

ITEM 18. FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Pg 74

Exhibit No.	Description
1.1	Memorandum of Association(1)
1.2	Articles of Association, as amended(2)
2.1	Form of ordinary share certificate(1)
4.1	2000 Share Option Plan(2)
4.2	1998 Employee Bonus Plan(3)
4.3	1998 Share Option Plan(4)
4.4	International Employee Stock Option Plan(5)
4.5	Directors Share Incentive Plan (1997) (6)
4.6	Key Employee Share Incentive Plan (1996) (7)
4.7	2001 Share Option Plan(8)
4.8	2003 Share Option Plan(9)
4.9
Lease Agreement, dated November 15, 2000, among Vitalgo Textile Industries Ltd., Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original) (10)

4.10	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original) (10)
4.11	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original) (10)
4.12	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (10)
4.13	Lease Agreement, dated January 22, 2002, between Regus Business Centre and RADCOM Ltd. (11)
4.14	Registration Rights Agreement by and among (i) RADCOM Ltd. and (ii) Yehuda Zisapel, Zohar Zisapel, Moty Ben-Arie and Zohar Gilon(1)
4.15
Registration Rights Agreement by and among (i) RADCOM Ltd. and (ii) Walden Israel Fund L.P., Gadish Provident Fund Ltd., Tagmulim Central Provident Fund, Keren Or Provident Fund, Katzir Provident Compensation Fund Ltd., Keren Hishtalmut Le’akademaim Ltd., Dovrat Shrem Yozma Polaris Fund L.P., Dovrat Shrem Skies ‘92 Fund Ltd., Dovrat Shrem Rainbow Fund Ltd., Dovrat Shrem & Co. S.A. and Yaad Consulting & Management Services (1995) Ltd. (1)

4.16	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and RADCOM Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001(10)

Pg 75

Exhibit No.	Description
4.17	Share and Warrant Purchase Agreement, dated as of March 17, 2004, by and between RADCOM Ltd. and the purchasers listed therein. (12)
4.18	Form of Warrant. (12)
8	List of Subsidiaries
11	Code of Ethics. (12)
12.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of CEO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of CFO of the Registrant pursuant to Rule 13a-14(b), as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Consent of KPMG Somekh Chaikin an independent registered public accounting firm.
14.2	Consent of Blick Rothenberg an independent registered public accounting firm.
_________________

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022).

(2)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244).

(3)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246).

(4)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248).

(5)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250).

(6)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254).

(7)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13252).

(8)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236).

Pg 76

(9)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931).

(10)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000.

(11)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001.

(12)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003.

Pg 77

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADCOM LTD.

By: /s/ Arnon Toussia-Cohen
Name: Arnon Toussia-Cohen
Title: Chief Executive Officer
Date: March 30, 2005

Pg 78

Radcom Ltd.

(an Israeli Corporation)
and its Consolidated Subsidiaries

Consolidated Financial Statements
As of December 31, 2004

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Financial Statements as of December 31, 2004

Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2004 and 2003	F-3 - F-4

Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002	F-5

Consolidated Statements of Shareholders' Equity and Comprehensive Loss for the years ended December 31, 2004, 2003 and 2002	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002	F-7 - F-8

Notes to the Consolidated Financial Statements as of December 31, 2004	F-9 - F-37

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Radcom Ltd.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (the "Company") and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary, whose revenues constitute approximately 0.5% of consolidated revenues for the year ended December 31, 2002. The financial statements of this subsidiary were audited by other auditors whose report thereon has been furnished to us and our opinion, insofar as it relates to the amounts included for this subsidiary, is based solely on the report of the other auditors.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the above-mentioned other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

/s/Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

Tel Aviv, Israel, March 30, 2005

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Balance Sheets

December 31
2004	2003
US$ (in thousands)	US$ (in thousands)

Assets

Current Assets (Note 9A7)
Cash and cash equivalents (Note 9A1)	6,558	5,614
Marketable securities (Note 9A2)	1,992	-
Trade receivables, net (Note 9A3)	5,341	3,769
Inventories and inventory prepayments (Note 9A4)	2,400	1,739
Other current assets (Note 9A5)	880	346

Total current assets	17,171	11,468

Assets held for severance benefits (Note 5)	1,784	1,449

Property and equipment, net (Note 4)	1,174	1,486

Total Assets	20,129	14,403

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Balance Sheets

December 31
2004	2003
US$ (in thousands)	US$ (in thousands)

Liabilities and Shareholders' Equity

Current Liabilities (Note 9A7)
Trade payables	2,027	1,152
Current deferred revenue	889	823
Other payables and accrued expenses (Note 9A6)	4,204	3,791

Total current liabilities	7,120	5,766

Long-Term Liabilities
Long-term deferred revenue	583	235
Liability for employees severance pay benefits (Note 5)	2,402	2,156

Total long-term liabilities	2,985	2,391

Total liabilities	10,105	8,157

Commitments and contingencies (Note 6)

Shareholders' Equity (Note 7)
Share capital *	101	57
Additional paid-in capital	43,698	38,273
Accumulated other comprehensive loss	(13)	-
Accumulated deficit	(33,762)	(32,084)

Total shareholders' equity	10,024	6,246

Total Liabilities and Shareholders' Equity	20,129	14,403

/s/ Arnon Toussia-Cohen	/s/ David Zigdon
Arnon Toussia-Cohen	David Zigdon
Chief Executive Officer and Director	Chief Financial Officer

Date: March 30, 2005

*
39,990,680 Ordinary Shares of NIS 0.05 par value ("Ordinary Shares") and 9,320 Deferred Shares of NIS 0.05 par value authorized as of December 31, 2004 and 2003; 14,438,348 and 10,506,876 Ordinary Shares issued and outstanding as of December 31, 2004 and 2003, respectively, and 9,320 Deferred Shares issued and outstanding as of December 31, 2004 and 2003.

The accompanying notes are an integral part of the consolidated financial statements.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Operations

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Sales (Note 9B1)	16,055	11,203	14,591
Cost of sales	5,127	(1) 4,894	5,047

Gross profit	10,928	6,309	9,544

Operating expenses:
Research and development, gross	5,232	5,593	6,481
Less - royalty-bearing participation (Note 6A1)	1,722	1,997	2,328
Research and development, net	3,510	3,596	4,153

Sales and marketing	6,983	7,411	8,306

General and administrative	2,191	1,620	2,018

Total operating expenses	12,684	12,627	14,477

Operating loss	(1,756)	(6,318)	(4,933)

Financing income, net (Note 9B2):
Financing income	118	111	254
Financing expenses	(40)	(18)	(37)
Financing income, net	78	93	217

Loss before taxes on income	(1,678)	(6,225)	(4,716)
Taxes on income (Note 8)	-	-	-

Net loss for the year	(1,678)	(6,225)	(4,716)

Loss per share:
Basic and diluted loss per ordinary share (US$)	(0.125)	(0.593)	(0.449)

Weighted average number of Ordinary Shares used to compute basic and diluted loss per Ordinary Share	13,453,509	10,493,184	10,492,050

(1)    See Note 3C.

The accompanying notes are an integral part of the consolidated financial statements.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Loss

Share capital
		Additional	Accumulated other		Total
Number of		paid-in	comprehensive	Accumulated	Shareholders'
shares	Amount	capital	loss	deficit	equity
	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Balance as of January 1, 2002	10,492,050	57	38,012	-	(21,143)	16,926

Changes during 2002:
Net loss for the year	-	-	-	-	(4,716)	(4,716)
Employees' stock option compensation	-	-	134	-	-	134
Balance as of December 31, 2002	10,492,050	57	38,146	-	(25,859)	12,344

Changes during 2003:
Net loss for the year	-	-	-	-	(6,225)	(6,225)
Employees' stock option compensation	-	-	123	-	-	123
Exercise of options	14,826	*-	4	-	-	4
Balance as of December 31, 2003	10,506,876	57	38,273	-	(32,084)	6,246

Changes during 2004:
Net loss for the year	-	-	-	-	(1,678)	(1,678)
Net unrealized loss on available for sale securities	-	-	-	(13)	-	(13)
Comprehensive loss						(1,691)

Issuance of Ordinary
Shares and detachable warrants, net of issuance expenses of US$ 189 thousand **	3,851,540	42	5,269	-	-	5,311
Employees' stock option compensation	-	-	94	-	-	94
Exercise of options	79,932	2	62	-	-	64
Balance as of December 31, 2004	14,438,348	101	43,698	(13)	(33,762)	10,024

*	Less than 1 thousand.
**	See Note 7A2.

The accompanying notes are an integral part of the consolidated financial statements.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Cash flows from operating activities:
Net loss for the year	(1,678)	(6,225)	(4,716)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation	797	1,145	1,400
Decrease (increase) in value and accrued interest from marketable securities	(5)	-	17
Decrease in value and accrued interest, net, from short-term bank deposits	-	6	49
Loss from sale of property and equipment	9	7	11
Employees' stock option compensation	94	123	134
Increase (decrease) in severance pay, net	(89)	81	(135)
Decrease (increase) in trade receivables, net	(1,572)	(786)	613
Increase (decrease) in deferred revenue	414	467	(1)
Decrease (increase) in other current assets	(534)	255	888
Decrease (increase) in inventories and inventory prepayments	(892)	279	356
Increase (decrease) in trade payables	864	(147)	84
Increase (decrease) in other payables and accrued expenses	413	386	(373)

Net cash used in operating activities	(2,179)	(4,409)	(1,673)

Cash flows from investing activities:
Redemption of short-term bank deposits	-	3,000	6,600
Investment in short-term bank deposits	-	-	(3,000)
Proceeds from sale of marketable securities	1,000	-	1,808
Investment in marketable securities	(3,000)	-	-
Proceeds from sale of property and equipment	40	34	46
Purchase of property and equipment	(292)	(222)	(434)

Net cash provided by (used in) investing activities	(2,252)	2,812	5,020

The accompanying notes are an integral part of the consolidated financial statements.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Consolidated Statements of Cash Flows (cont'd)

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Cash flows from financing activities:
Issuance of shares and detachable warrants, net of issuance expenses	5,311	-	-
Exercise of options	64	4	-

Net cash provided by financing activities	5,375	4	-

Increase (decrease) in cash and cash equivalents	944	(1,593)	3,347

Cash and cash equivalents at beginning of year	5,614	7,207	3,860

Cash and cash equivalents at end of year	6,558	5,614	7,207

Schedule A - Non-Cash Investing Activities

Purchase of property and equipment on credit in the amount of US$ 66 thousand, US$ 55 thousand and US$ 32 thousand as at December 31, 2004, 2003 and 2002, respectively.

Supplemental disclosures

Cash paid for taxes during the years ended December 31, 2004, 2003 and 2002 amounted to US$ 47 thousand, US$ 70 thousand and US$ 112 thousand, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 1 - General

Radcom Ltd. (the "Company") is an Israeli corporation which operates in one business segment of communication networks. The Company develops, manufactures, markets and supports innovative, network test, and service monitoring solutions for data communications and telecommunications networks mainly for cellular 2.5, third generation and Voice-over IP.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the state of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing in North America of equipment manufactured by and imported from the Company.

In August 2001, the Company incorporated a wholly-owned subsidiary in the United Kingdom, Radcom (UK) Limited (the "UK Subsidiary"). The UK subsidiary was primarily engaged in business development activities in the United Kingdom. The business activities of the UK subsidiary were frozen in the first quarter of 2003.

Note 2 - Significant Accounting Policies

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A. Certain definitions

CPI - Israeli Consumer Price Index

NIS - New Israeli Shekel

B. Financial statements in US dollars ("dollars")

Substantially all of the Company's sales are made outside Israel (see Note 9B1 regarding geographical distribution). All sales outside Israel are denominated in dollars. Most purchases of materials and components, and most marketing costs, are incurred outside Israel, primarily in transactions denominated in dollars. In addition, the sales in Israel as well as the majority of expenses in Israel are denominated in dollars or linked thereto. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the US dollar, which is used as the functional currency of the Company.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No.52.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 2 - Significant Accounting Policies (cont'd)

C. Estimates and assumptions

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the period that they are determined to be necessary.

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

F. Marketable securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the Company has classified all its marketable securities as available-for-sale. Such marketable securities are stated at market value.

Unrealized gains and losses are reported as a separate component of shareholders' equity and comprehensive income (loss). Interest income is included in financing income.

Realized gains and losses are included in financing income, net.

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less than 12 months		12 months or Greater
	Fair value	Unrealized losses	Fair value	Unrealized losses	Total fair value	Total unrealized losses
	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Fixed rate bonds	1,992	(13)	-	-	1,992	(13)

Total	1,992	(13)	-	-	1,992	(13)

The unrealized losses on the Company's investments in fixed rate bonds were caused by interest rate increases. Because the Company has the ability to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 2 - Significant Accounting Policies (cont'd)

G. Trade receivables, net

Trade receivables are recorded less the related allowance for doubtful accounts receivable. Management, considering current information and events regarding the customers' ability to repay their obligations, consider accounts receivable to be doubtful when it is probable that the Company will be unable to collect all amounts.

The balance sheet allowance for doubtful debts for all periods through December 31, 2004 is determined as a specific amount for those accounts the collection of which is uncertain.

H. Inventories and inventory prepayments

Inventories are stated at the lower of cost or net realizable value.

Cost is determined by calculating raw materials, work in process and finished products on a "moving average" basis. In addition, inventory write-off and write-down provisions are provided according to management's estimation to cover risks arising from slow-moving items or technological obsolescence.

Inventory prepayments represent non-refundable advance payments on account of purchase of inventory.

I. Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value, which also represent their fair value.

J. Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Products used for research and development (unless no alternative future use exists) and demonstration equipment are capitalized at amounts equal to their production costs.

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

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 2 - Significant Accounting Policies (cont'd)

K.	Impairment of long-lived assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

L.	Revenue recognition

1.
Revenue from product sales is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectibility is probable.

Amounts received from customers prior to product shipments are classified as advances from customers. With certain of its products, the Company provides a one-year free software update, which includes bugs fixing and a hardware warranty ("post customer support" or "PCS"). In these cases, the revenue from PCS is recognized upon delivery in accordance with the provisions of Par. 59 of SOP 97-2. With respect to PCS recognized upon delivery, the Company records an appropriate provision for warranty in accordance with SFAS 5, "Accounting for Contingencies". For other products, the Company provides PCS for a period up to two years. In these cases, the revenue attributable to the PCS component is determined using vendor specific objective evidence for such service and deferred at the time of the initial sale and recognized ratably over the PCS period in accordance with the provisions of SOP 97-2.

The Company generally does not grant rights of return except for defective products for which a warranty allowance is recorded. However, in certain circumstances, the Company has granted limited rights of return. In these situations, the Company had deferred revenue until the right of return has expired.

2.
After the PCS period, initially provided with the Company's products, the Company may sell extended PCS contracts, which includes full software updates, new protocols included in the packages at time of purchase, and full hardware repair of all faulty units. In such cases, revenues attributable to the extended PCS are deferred at the time of the initial sale and recognized ratably over the extended contract PCS period.

3.
Most of the Company's revenues are generated from sales to independent distributors. The Company has a standard contract with its distributors. Based on this agreement, sales to distributors are final and distributors have no rights of return or price protection. The Company is not a party to the agreements between distributors and their customers.

4.
The Company also generates sales through independent manufacturer's representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from the Company. The Company invoices the end-user customers directly, collects payment directly and then pays commissions to the manufacturer's representative for the sales in its territory. The Company reports sales through independent manufacturer's representatives on a gross basis, based on the indicators of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 2 - Significant Accounting Policies (cont'd)

M.	Research and development costs

1.	Research and development costs are expensed as incurred.

2.
The Company applies the provisions of SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Expenditures incurred during the period between attaining technological feasibility and general release of the associated product have been immaterial and accordingly, software development costs have been expensed.

N.	Government grants

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (Office of the Chief Scientist - "OCS") in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales.

O.	Allowance for product warranty

It is the Company's policy to grant a product warranty for a period of up to 24 months on its products. In respect to contracts where the PCS were recognized upon delivery, the Company recorded an appropriate provision. The provision for warranties for all periods through December 31, 2004, is determined based upon the Company's past experience (see Note 2L(1)).

The followings are the changes in liability for product warranty:

US$ thousands

Balance at December 31, 2002	73
Warranties for products sold	86
Warranty expenses	(21)
Lapsed warranties	(47)

Balance at December 31, 2003	91
Warranties for products sold	198
Warranty expenses	(110)
Lapsed warranties	(7)

Balance at December 31, 2004	172

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 2 - Significant Accounting Policies (cont'd)

P.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" of APB Opinion No. 25 ("FIN 44"), in accounting for its stock option plans for employees and directors. Under this method, compensation is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123.

See also Note 12(3) in respect to the issuance of SFAS No. 123R.

The following table illustrates the effect on net loss and loss per ordinary share if the Company had applied the fair value recognition provisions of SFAS 123 (see also Note 7C) :

Year ended	Year ended	Year ended
December 31	December 31	December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net loss as reported	(1,678)	(6,225)	(4,716)

Add: compensation expenses according to APB 25 included in the reported net loss	94	123	134
Deduct: compensation expenses according to SFAS 123	(561)	(840)	(1,294)

Net loss - pro forma	(2,145)	(6,942)	(5,876)

Basic and diluted loss per share as reported (US$)	(0.125)	(0.593)	(0.449)

Pro forma basic and diluted loss per share (US$)	(0.159)	(0.662)	(0.560)

Q.	Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 2 - Significant Accounting Policies (cont'd)

R.	Loss per share

Basic and diluted loss per ordinary share is presented in conformity with SFAS No. 128 "Earnings Per Share", for all years presented. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of Ordinary Shares outstanding for the period. The common stock equivalent of anti-dilutive securities is not included in the computation of diluted loss per share.

S.	Treasury shares

Acquisitions of the Company's shares by the Company and the Company's subsidiaries are deducted from the share capital and additional paid-in capital, respectively.

T.	Reclassification

Certain prior year amounts have been reclassified to conform with current year presentation.

Note 3 - Salary Reductions, Inventories Write-Off and Provision for Doubtful Debts

A.	In January 2002, the Company reduced salaries for both management and non-management employees.

B.
In 2002, management recorded a provision for doubtful debts, which amounted to US$ 338 thousand, related to the bankruptcy of the Company's distributor in Canada. This charge was recorded in general and administrative expenses.

C.
During the first quarter of 2003, the Company recorded an inventory write-off in the amount of US$ 960 thousand to reflect the reduced value of some of the Company's products and components caused by changing market conditions, especially weakness in revenues of ATM/Frame Relay products. This charge was recorded in cost of sales.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 4 - Property and Equipment, Net

A.	Composition of assets, grouped by major classification, is as follows:

December 31
2004	2003
US$ (in thousands)	US$ (in thousands)

Cost
Demonstration and rental equipment	3,298	3,859
Research and development equipment	4,497	4,275
Motor vehicles	3	116
Manufacturing equipment	1,226	1,123
Office furniture and equipment	1,247	1,212
Leasehold improvements	385	392
	10,656	10,977
Accumulated depreciation
Demonstration and rental equipment	3,090	3,613
Research and development equipment	4,058	3,678
Motor vehicles	2	83
Manufacturing equipment	962	861
Office furniture and equipment	1,103	1,022
Leasehold improvements	267	234
	9,482	9,491

	1,174	1,486

B.	Depreciation expenses amounted to US$ 797 thousand, US$ 1,145 thousand and US$ 1,400 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 5 - Liability for Employees Severance Pay Benefits

Under Israeli law and labor agreements, the Company is required to make severance payments to its dismissed employees and to employees who leave its employment under certain other circumstances.

The Company's liability for severance pay benefits is covered mainly by deposits with recognized funds in the name of the employee and/or by purchase of insurance policies. The liability is calculated on the basis of the latest salary of the employees multiplied by the number of years of employment as of the balance sheet date. The provision for employee severance pay benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included in the balance sheet represent the Company's contributions to severance pay funds and to insurance policies.

The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 amounted to US$ 283 thousand, US$ 567 thousand and US$ 358 thousand, respectively.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 6 - Commitments and Contingencies

A.	Royalty commitments

1.
The Company received research and development grants from the Office of the Chief Scientist (the "OCS"). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage on revenues from products developed from research and development projects financed. Royalty rates were 3%-3.5% in 2003 and 3.5% in 2004 and subsequent years. In case the Company will not generate sales of products developed with funds provided by the OCS, the Company will not be obligated to pay royalties for such products.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the Libor rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2004 was US$ 21.3 million. For projects authorized since January 1, 1999, the repayment interest rate is Libor. The accumulated interest as of December 31, 2004 was US$ 1.6 million. As of December 31, 2004, the accumulated royalties paid to the OCS were US$ 5.0 million. Accordingly, the Company's total outstanding contingencies in respect of royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$ 17.9 million as of December 31, 2004.

2.
According to the Company's agreements with the Israel - US Bi-National Industrial Research and Development Foundation ("BIRD-F"), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F's grant (linked to the United States Consumer Price Index) relating to such products. In case the Company will not generate sales of products developed with funds provided by BIRD-F, the Company will not be obligated to pay royalties for such products.

The total research and development funds that the Company has received from the BIRD-F as of December 31, 2004, was US$ 340 thousand. Accordingly, as of December 31, 2004, the Company is required to pay royalties up to an amount of US$ 510 thousand, plus linkage to the United States Consumer Price Index in the amount of US$ 76 thousand, that is a total of US$ 586 thousand. As of December 31, 2004, the accumulated royalties paid to the BIRD-F were US$ 296 thousand. Accordingly, as of December 31, 2004, total grants received, net of royalties paid or accrued, amounted to approximately US$ 290 thousand.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 6 - Commitments and Contingencies (cont'd)

B.	Operating leases

1.	Premises occupied by the Company and the US Subsidiary are rented under various rental agreements with related parties (see Note 10).

The rental agreements for the premises in Tel Aviv and New Jersey, United States, expire on December 31, 2005 and on January 31, 2006, respectively. Since January 2002, a part of the premises in New Jersey is leased to a sub lessee according to a sublease agreement which expires in January 2006 at a yearly rate of US$ 41 thousand. Further, since February 2004, another part of the premises in New Jersey is leased to a sub lessee, which is an affiliate of the Company's principal shareholders, at a yearly rate of US$ 5 thousand. In addition, the Company rented additional office premises in Tel Aviv. These rental agreements expire on December 31, 2005 and October 20, 2007. Some of these agreements are renewable at the Company's option. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2004 are as follows:

Year ended December 31	US$ (in thousands)

2005	776
2006	29
2007	1

Rental and maintenance expenses (net of sublease income from premises under sublease agreement) amounted to US$ 748 thousand, US$ 828 thousand and US$ 873 thousand, for the years ended December 31, 2004, 2003 and 2002, respectively.

2.	The Company leases a number of motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2004, non-cancelable operating rentals are payable as follows:

Year ended December 31	US$ (in thousands)

2005	303
2006	292
2007	167

During 2004, 2003 and 2002, an amount of US$ 285 thousand, US$ 347 thousand and US$ 473 thousand, respectively, was recognized as an expense in the statement of operation in respect of operating leases.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 6 - Commitments and Contingencies (cont'd)

C.	Legal proceedings

On January 13, 2004, the Company was served with a complaint in the United States District Court of New Jersey, by Acterna LLC ("Acterna"), alleging that certain of the Company's products infringed one or more claims of a patent allegedly owned by Acterna. In December 2004, although the Company has not and do not acknowledge infringing such patent, the Company decided to reach a settlement with Acterna in order to save management’s time and litigation costs. In connection with the settlement agreement, the Company paid an undisclosed sum, as well as legal expenses, and Acterna granted the Company a worldwide license to the patent and the Company acknowledged the patent's validity. This financial amount has been immediately recorded as an expense since the Company did not purchase any intangible assets and the aforesaid amount represents legal expenses. The total expenses for this legal proceeding were US$ 697 thousand and were recorded in the year ended December 31, 2004.

D.	Bank guarantee

The Company has granted a bank performance guarantee in favor of one of its customers in the amount of US$ 204 thousand. The guarantee shall expire in December 2007.

Note 7 - Shareholders' Equity

A.	Share capital

1.	Comprised of:

	December 31, 2004
	Authorized	Issued	Outstanding
	Number of shares

Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*14,438,348	*14,438,348
Deferred Shares of NIS 0.05 par value (ii)	9,320	9,320	9,320

	December 31, 2003
	Authorized	Issued	Outstanding
	Number of shares

Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*10,506,876	*10,506,876
Deferred Shares of NIS 0.05 par value (ii)	9,320	9,320	9,320

*	Does not include 20,757 Ordinary Shares, which are held by a subsidiary, and 123,372 Ordinary Shares which are held by the Company (see i (b) below).

(i)	(a)	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

	(b)	In March and April 2001, the Company purchased 123,372 shares of the Company's Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

(ii)
Deferred Shares confer only the right to their par value upon liquidation of the Company. The Deferred Shares were Ordinary Shares which were deferred in 1996 and 1997 after being bought from employees by a wholly-owned subsidiary of the Company. The Deferred Shares are treated as treasury stock. The Deferred Shares are non-voting and non-participatory.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 7 - Shareholders' Equity (cont'd)

A.	Share capital (cont'd)

2.
On March 29, 2004, the Company closed a private placement transaction (the "PIPE"). Under the PIPE investment, the Company issued 3,851,540 of the Company's Ordinary Shares at an aggregate purchase price of US$ 5,500 thousand or US$ 1.428 per Ordinary Share. The Company also issued to the investors warrants to purchase up to 962,887 Ordinary Shares at an exercise price of US$ 2.253 per share. The warrants are exercisable for two years from the closing of the PIPE.

3.	Nasdaq Listing

The Company's Ordinary Shares are traded in the United States on the over-the-counter market and are listed on the Nasdaq National Market.

On December 1, 2003, the Company received from the staff ("the Staff") of the Nasdaq Stock Market, Inc. ("Nasdaq") a determination (the "Staff Determination") indicating that the Company failed to comply with the shareholders' equity requirement under Maintenance Standard 1 for continued listing on the Nasdaq National Market, as set forth in Marketplace Rule 4450(a)(3). In addition, the Staff Determination stated that the Staff intended to delist the Company's securities from the Nasdaq National Market.

On January 15, 2004, the Company had a hearing before Nasdaq Listing Qualifications Panel ("Panel") to review the Staff Determination.

On May 18, 2004, as a result of a private placement transaction (see Note 7(A2) above), the Company received a determination from the Panel indicating that the Company has evidenced compliance with all requirements for continued listing on the Nasdaq National Market and accordingly, the Company's securities will continue to be listed on the Nasdaq National Market.

B.	Share option plans

1.	The Company has granted options under option plans as follows:

	a.	Directors Share Option Plan

Under this plan the Company grants options to purchase Ordinary Shares of a par value of NIS 0.05. The plan is made pursuant to the provisions of Section 3(9) of the Israeli Income Tax Ordinance. The options and the right to acquire shares shall terminate within 5 years after the date of the grant.

	b.	The Radcom Ltd. 1998 Share Option Plan (the "3(9) Plan")

Under this plan the Company grants options to purchase Ordinary Shares of a par value of NIS 0.05. The plan is made pursuant to the provisions of section 3(9) of the Israeli Income Tax Ordinance. The options and the right to acquire shares shall terminate within 10 years after the date of the grant

	c.	The Radcom Ltd. 1998 Employees Bonus Plan (the "Radcom Bonus Plan")

Under this plan the Company grants option to purchase Ordinary Shares of a par value of NIS 0.05. The options allotted under the plan were deposited with a trustee. Exercise of the options and sale of the shares issued as a result of the exercise can be implemented only through the trustee.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 7 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

	c.	The Radcom Ltd. 1998 Employees Bonus Plan (the "Radcom Bonus Plan") (cont'd

In accordance with the plan, the trustee received irrevocable instructions from the Company to sell two years after the date of the grant (the "exercise date") all the shares issued as a result of exercising all the options in respect of which their vesting period has ended, on the condition that the price of the Company's shares is equal to or higher than 125% of the exercise price on the date of sale.

The trustee will attempt to sell the shares during the 20 trading days after the exercise date if the condition regarding the price is fulfilled. If the condition is not fulfilled, the right to exercise the options will be deferred to the beginning of the first quarter subsequent to the exercise date. If the price of the Company's shares is lower than 125% of the exercise price, the right to exercise the options will be deferred to the beginning of the second quarter and so on over the six years from the date of their allotment. If on the last quarterly exercise date the condition is not fulfilled then the right to exercise the options will be deferred to the final exercise date, six years after the date of the grant.

If on the final exercise date the market price of the shares is lower than 115% of the exercise price the options will lapse, will not be exercisable and will be cancelled.

Gains from the sale of the shares are taxed in accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, its related regulations and arrangements with Tax Authorities.

	d.	The Radcom Ltd. International Employee Stock Option Plan (the "International Plan")

The plan grants options to purchase Ordinary Shares of a par value of NIS 0.05, for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries. The options will be for a term of 10 years (5 years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

	e.	2000 share option plan

The 2000 Share Option Plan (the "2000 Share Option Plan") grants options to purchase Ordinary Shares of a par value of NIS 0.05. These options are granted pursuant to the 2000 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options will be granted pursuant to 3(9) of the Income Tax Ordinance (New Version) - 1961.

	f.	2001 share option plan

The 2001 Share Option Plan (the "2001 Share Option Plan") grants options to purchase Ordinary Shares of a par value of NIS 0.05. These options are granted pursuant to the 2001 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options will be granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

	g.	2003 Share Option Plan

The 2003 Share Option Plan (the "2003 Share Option Plan") grants options to purchase Ordinary Shares of a par value of NIS 0.05. These options are granted pursuant to the 2003 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 7 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

	g.	2003 Share Option Plan (cont'd)

The Company's share incentive committee will determine whether the options will be granted pursuant to Section 102 of the Income Tax Ordinance (New Version) - 1961 ("102 Options") or Section 3(9) of the Income Tax Ordinance (New Version) - 1961 ("3(9) Options").

With respect to 102 Options, the Board of Directors elected the "Capital Gains Route" (see Note 8A).

2.	Generally, grants in 2004 and 2003 were at exercise prices which reflect the market value of the Ordinary Shares at grant date.

3.	Repricing of options

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

4.
Stock options under the Directors' Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan:

	December 31, 2004
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years
The Directors' Share Option Plan	145,000	45,000	1.84-4.5	3	5
The Radcom Bonus Plan	237,532	-	2.3125-13.375	3	6
The Radcom 3(9) Plan	532,800	-	2.3125-5.75	3-6	10
The International Plan	139,619	177,339	0.00-3.875	1-4	10
The 2000 Share Option Plan	449,691	58,690	0.00-6.125	3-4	10
The 2001 Share Option Plan	289,662	232,504	0.51 - 1.84	3-4	10
The 2003 Share Option Plan	137,435	805,525	1.03-2.22	2-4	10
	1,931,739	1,319,058

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 7 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

4.
Stock options under the Directors' Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan: (cont'd)

	December 31, 2003
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years
The Directors' Share Option Plan	347,200	90,000	1.84-6.25	3	5
The Radcom Bonus Plan	237,532	-	2.3125-13.375	3	6
The Radcom 3(9) Plan	507,800	25,000	2.3125-5.75	3-6	10
The International Plan	128,691	64,597	0.00-3.875	1-4	10
The 2000 Share Option Plan	371,378	218,018	0.00-6.125	3-4	10
The 2001 Share Option Plan	148,998	388,002	0.51-1.84	3-4	10
The 2003 Share Option Plan	-	478,150	1.03-1.27	2-4	10
	1,741,599	1,263,767

5.
Stock options under the Directors Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan:

	Number of options	Weighted average exercise price
		US$
Options outstanding as at January 1, 2002	2,019,887	3.497
Granted during 2002	1,045,570	1.677
Expired during 2002	(217,852)	6.669
Forfeited during 2002	(160,589)	2.472

Options outstanding as at December 31, 2002	2,687,016	2.593
Granted during 2003	478,150	1.180
Exercised during 2003	(14,826)	0.297
Expired during 2003	(37,147)	1.960
Forfeited during 2003	(107,827)	1.031

Options outstanding as at December 31, 2003	3,005,366	2.443
Granted during 2004	645,860	2.044
Exercised during 2004	(79,932)	0.783
Expired during 2004	(278,972)	4.647
Forfeited during 2004	(41,525)	1.060
Options outstanding as at December 31, 2004	3,250,797	2.233

(1)
As at December 31, 2004, 2003 and 2002, the number of options exercisable was, 1,931,739, 1,741,599 and 1,263,994, respectively, and the total number of authorized options was 4,207,800, 3,711,814 and 3,465,103, respectively.

(2)	Weighted average value of options granted during 2004, 2003 and 2002 were US$ 1.480, US$ 0.457 and US$ 0.837, respectively.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 7 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

5.
Stock options under the Directors Share Option Plan, the 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan: (cont'd)

	Options outstanding at December 31, 2004			Options exercisable at December 31, 2004
Exercise price (US$ per share)	Number outstanding	Weighted average Exercise price (in US$)	Weighted average Remaining Contractual life (in years)	Number exercisable	Weighted average exercise price (in US$)

0.00	291,895	0.00	6.81	291,895	0.00
0.51 - 1.90	1,541,920	1.542	7.44	697,722	1.586
2.18 - 3.00	882,379	2.301	6.49	407,519	2.441
3.063 - 4.50	178,269	3.869	2.61	178,269	3.869
5.75 - 13.375	356,334	6.054	5.01	356,334	6.054

	3,250,797			1,931,739

6.	The following summarizes the departmental allocation of the stock-based compensation charge:

Year ended December 31,
2004	2003	2002
US$ ( (in thousands)

Cost of sales	2	5	10
Research and development	43	63	66
Selling and marketing	34	43	56
General and administrative	15	12	2

	94	123	134

C.	Effect of SFAS 123

The unamortized balance of the compensation expenses according to SFAS 123 in respect of these stock option grants amounted to US$ 1,103 thousand as of December 31, 2004, of which US$ 303 thousand will be amortized in the first six months period ended June 30, 2005 and US$ 800 thousand will be amortized in accordance with the vesting period of the options by the end of fiscal 2008.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 7 - Shareholders' Equity (cont'd)

C.	Effect of SFAS 123 (cont'd)

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2004, 2003 and 2002 would have been as follows:

Year ended	Year ended	Year ended
December 31	December 31	December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net loss as reported	(1,678)	(6,225)	(4,716)

Add: compensation expenses according to APB 25 included in the reported net loss	94	123	134

Deduct: compensation expenses according to SFAS 123	(561)	(840)	(1,294)

Net loss - pro forma	(2,145)	(6,942)	(5,876)

Basic and diluted loss per share as reported (US$)	(0.125)	(0.593)	(0.449)

Pro forma basic and diluted loss per share (US$)	(0.159)	(0.662)	(0.560)

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes options pricing model with the following assumptions:

1.	The current price of the stock is the fair market value of such shares on the grant date.

2.	Dividend yield of zero percent for all relevant years.

3.	Risk free interest rates are as follows:

%

Year ended December 31, 2002	3.07 - 5.19
Year ended December 31, 2003	1.50 - 3.53
Year ended December 31, 2004	1.97 - 3.83

4.	Expected lives of 2 - 10 years (as of the date of the grant) for each option granted.

5.	Expected annual volatility of 87.3% - 104.4%, 104.7% - 110.0% and 107.4% - 108.7% for the years ended December 31, 2004, 2003 and 2002, respectively.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 8 - Taxes on Income

A.	Israel Tax Reform

During 2003, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel. In respect of employee stock incentive plans, the tax reform codified past practice and determined three alternative tracks for taxing employee stock options. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the "Ordinary Income Route") or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% (the "Capital Gains Route"). Where there is no trustee arrangement, the employee is fully taxed and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform's new practice is not in effect for options granted before December 31, 2002. The options granted by the Company during 2003 and 2004 were granted pursuant the Capital Gains Route.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law")

1.	Rates

(a)
The Company's first investment program has been granted "Approved Enterprise" status under the Law. For this program, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from its Approved Enterprise program is tax-exempt for the periods stated below and will enjoy reduced tax rates thereafter as follows:

Income derived from the Company's Approved Enterprise program will be tax exempt during the first two of the seven-year period in the tax benefits period, and is subject to a reduced tax rate of 25% during the remaining five years. The seven-year period of benefits will commence in the year in which the enterprise first generates taxable income, provided that 14 years have not passed since the year in which the approval was granted, and 12 years have not passed since the year in which the Approved Enterprise became operational (1994).

The final report as to the completion of investments under this program was approved by the Investment Center of the Ministry of Industry and Commerce (hereafter "Investment Center") on December 1, 1994. The Company has not utilized benefits of this program to date.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 8 - Taxes on Income (cont'd)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (cont'd)

1.	Rates (cont'd)

(b)
The Company's program for expansion of its Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994, and the approval was received in February 1995. As the Company has elected to apply the alternative benefits method for this program, the Company will be entitled to a tax exemption with respect to the additional income derived from that program for six years and will be taxed at a 25% rate for one additional year. The six-year period may be extended to ten years if the Company's application to the Investment Center for recognition as a "High Technology" facility is recognized. In this case, the Company will not be entitled to an additional year of being taxed at a 25% rate. In letters dated May 30, 1996 and June 16, 1996, the Israeli tax authorities provided that, for the purpose of determining the Company's tax liability, the Company's income will be allocated to its manufacturing plant and to its research and development center, according to a formula based on the net costs plus royalties of the research and development center and the Company's profitability. Income allocated to the manufacturing plant will benefit from either (i) a six-year tax exemption, and for the year immediately following will be taxed at a 25% rate or (ii) a ten year tax exemption as described above, while income allocated to the research and development center will benefit from a two-year exemption and will be taxed at a 25% rate for a five-year period immediately following.

The final report as to the completion of investments under this program was approved by the Investment Center on April 1, 1997. The Company has not utilized benefits of this program to date.

(c)
The Company's request for a second expansion of its approved enterprise was submitted to the Investment Center for an approval in March 1996, and was approved in December 1996. The investments relating to this expansion were completed by April 15, 1998.

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

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 8 - Taxes on Income (cont'd)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law") (cont'd)

1.	Rates (cont'd)

(g)
Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate, (see (h) below).

(h)
On June 29, 2004, the Israeli Knesset passed Income Tax Ordinance (No.140 and Temporary Order), 2004 (hereinafter - "the Amendment"). The Amendment provides for gradual reduction of the tax rates for companies, from the rate of 36% to the rate of 30%, in the following manner: in the 2004 tax year the tax rate will be 35%, in the 2005 tax year the tax rate will be 34%, in the 2006 tax year the tax rate will be 32%, and in the 2007 tax year and thereafter the tax rate will be 30%.

This change had no effect on the financial statements of the Company.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property and equipment of its Approved Enterprise. The Company has not utilized this benefit to date.

3.	Conditions for entitlement to the benefits

The benefits from the Company's Approved Enterprise status are dependent upon the Company fulfilling the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investments in the Company's Approved Enterprise.

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

C.	Measurement of results for tax purposes under the Inflationary Adjustments Law, 1985 (the "Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, the Company's results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

D.	Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2000.

On January 8, 2003, the Israeli tax authorities issued to the Company tax assessments for the years 1997 to 2000 according to their best estimate of the tax liability.

On January 29, 2004, the Company signed a final tax assessment agreement with the Israeli tax authorities for the years 1997 to 2000. According to the final tax assessment for those years, the Company's carryforward tax losses as at December 31, 2003, was reduced in an amount of approximately US$ 3,464 thousand.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 8 - Taxes on Income (cont'd)

E.	Carryforward tax loss

The Company's carryforward tax losses were approximately US$ 20,096 thousand and US$ 18,906 thousand as of December 31, 2004 and 2003, respectively (see also Note 8D).

F.	US Subsidiary

1.	The US Subsidiary is taxed under United States federal and state tax rules.

2.
The US Subsidiary's carryforward tax losses amounted to approximately US$ 10,866 thousand as of December 31, 2004 (2003 - US$ 10,257 thousand). Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2024.

3.	The US subsidiary has received final tax assessments for all years until 1998.

G.	UK Subsidiary

The UK Subsidiary is taxed under United Kingdom tax rules. The UK Subsidiary's carryforward tax losses amounted to approximately US$ 366 thousand as of December 31, 2004 (2003 - US$ 349 thousand).

H.	Deferred taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31
2004	2003
US$ (in thousands)	US$ (in thousands)

Tax asset in respect of:
Carryforward losses	10,773	11,303
Allowance for doubtful accounts	38	40
Severance pay	185	254
Vacation pay	263	248
Research and development	556	442
Employee's stock option compensation	69	67
Other	170	24
	12,054	12,378

Less: valuation allowance	(12,054)	(12,378)

	-	-

The Company has recorded a valuation allowance for all of its deferred tax assets because based on the weight of available evidence it is not more likely than not that all of the deferred tax assets will be realized.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 8 - Taxes on Income (cont'd)

I.	Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rates of 35% for the year ended December 31, 2004 and 36% for the years ended December 31, 2003 and 2002, applicable to income of companies in Israel, and the actual tax expense, is as follows:

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Loss before taxes, as reported in the statements of operations	(1,678)	(6,225)	(4,716)

Statutory tax on the above amount (according to tax rate of 35% in 2004 and 36% in 2003 and 2002)	(587)	(2,241)	(1,698)

Tax effect on non-Israeli subsidiaries	(48)	165	(13)

Increase (decrease) in taxes resulting from permanent differences:
Non-deductible operating expenses	55	98	134
Non-taxable income	-	-	(64)

Timing differences in respect of which no deferred taxes were recorded:
Income (expenses), deductions and losses for tax purposes	511	2,485	1,673
Other timing difference, net	627	142	(65)
Adjustments arising from changes in tax rates	(1,463)	-	-

Differences in taxes arising from differences between Israeli currency income and dollar income, net *	905	(649)	33

Taxes on income	-	-	-

*
Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli Subsidiary) and the exchange rate of Israeli currency relative to the dollar.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 9 - Supplementary Financial Statement Information

A.	Balance Sheet

1.	Cash and cash equivalents

Cash and cash equivalents include short-term deposits denominated in US dollars of approximately US$ 5,520 thousand as of December 31, 2004, bearing an average annual interest of 2.23% (December 31, 2003 - US$ 4,437 thousand, bearing an average annual interest of 1.22%).

2.	Marketable securities

As of December 31, 2004, the Company holds fixed rates bonds, which are tradable securities. The bonds were issued at par value and bear interest of 2.3-2.5% per annum.

3.	Trade receivables, net

As of December 31, 2004 and 2003 trade receivables are presented net of an allowance for doubtful accounts of US$ 121 thousand and US$ 109 thousand, respectively.

The following are the changes in allowance for doubtful accounts:

US$ thousands

Balance at December 31, 2002	518
Additions during 2003	16
Deductions during 2003	(425)

Balance at December 31, 2003	109
Additions during 2004	15
Deductions during 2004	(3)

Balance at December 31, 2004	121

4.	Inventories and inventory prepayments

December 31
2004	2003
US$ (in thousands)	US$ (in thousands	)

Raw materials	907	260
Work in process	729	532
Finished products:
Sale or return inventory and deferred costs of sales	557	248
Others	207	203
Inventory prepayments	-	496

	2,400	1,739

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2004

Note 9 - Supplementary Financial Statement Information (cont'd)

A.	Balance Sheet (cont'd)

5.	Other current assets

December 31
2004	2003
US$ (in thousands)	US$ (in thousands)

Value Added Tax authorities	226	79
Government of Israel - OCS	370	-
Prepaid expenses	200	240
Others	84	27
	880	346

6.	Other payables and accrued expenses

December 31
2004	2003
US$ (in thousands)	US$ (in thousands)

Employees and employee institutions	1,807	1,313
Government of Israel - OCS	326	473
Commissions payable	480	428
Other royalties	171	235
Allowance for product warranty	172	91
Advances from customers	511	19
Others	737	1,232
	4,204	3,791

7.	Monetary balances in non-dollar currencies

	December 31, 2004
	Israeli currency		Other
	Not	Linked to the	non-dollar
	Linked	dollar	currency
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Current assets	872	-	7
Current liabilities	1,939	22	8

	December 31, 2003
	Israeli currency		Other
	Not	Linked to the	non-dollar
	Linked	dollar	currency
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Current assets	144	-	11
Current liabilities	1,541	2	7

The preceding tables reflect the exposure of the Company's monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2004

Note 9 - Supplementary Financial Statement Information (cont'd)

8.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, trade receivables, assets held for severance benefits and accounts payables and accruals. Due to the nature of such financial instruments, their fair value usually approximates to their carrying value.

B.	Statement of Operations

1.	Sales

(a)	Sales - classified by geographical destination:

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

North America	4,452	4,593	5,547
Europe	8,536	4,082	5,085
Far East	2,295	2,234	3,114
Other	772	294	845

	16,055	11,203	14,591

(b)	Sales - classified by products

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Performer	11,180	7,075	3,860
Omni - Q	2,394	518	536
Prism	2,311	3,300	9,924
Others	170	310	271

	16,055	11,203	14,591

(c)	Principal customers

In North America, the Company sells its products directly to end users, primarily through manufacturer's representatives. Outside North America the Company sells its products primarily to independent distributors for resale to end-users.

In 2004, the Company had two customers whose purchases separately contributed more than 10% of the total consolidated sales. The sales generated from these two principle customers for the year ended December 31, 2004 were US$ 4,191 thousand.

During years 2003 and 2002, no single customer exceeded 10% of the total sales.

Index to Consolidated Financial Statements

Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2004

Note 9 - Supplementary Financial Statement Information (cont'd)

B.	Statement of Operations (cont'd)

2.	Financing income, net

Comprised of:

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Financing income:
Interest from banks	118	96	206
Interest from employees	-	1	4
Exchange translation gain, net	-	14	44
	118	111	254
Financing expenses:
Interest and bank charges on short- term bank credit	22	18	20
Exchange translation loss, net	18	-	-
Impairment of marketable securities	-	-	17
	40	18	37

Financing income, net	78	93	217

Note 10 - Related Party Balances and Transactions

The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of subsidiaries and affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.	Certain premises occupied by the Company and the US Subsidiary are rented from related parties (see Note 6B).

2.
Certain entities within the RAD-BYNET Group provided the Company with administrative services. Such amounts expensed by the Company are disclosed in Note 10(B) below as "Cost of sales, sales and marketing, general and administrative expenses". Additionally, certain entities within the RAD-BYNET Group perform research and development on behalf of the Company. Such amounts expensed by the Company are disclosed in Note 10(B) below as "Research and development, gross".

3.
The Company purchased from certain entities within the RAD-BYNET Group software packages and microcodes for programming a certain chip included in the Company's hardware from related parties. The software package is included in the Company's hardware and is thus incorporated into its product line.

Such purchases by the Company are disclosed in Note 10(B) as "Cost of Sales" and as "Research and development, gross".

Index to Consolidated Financial Statements
Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2004

Note 10 - Related Party Balances and Transactions (cont'd)

4.
The Company is party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving Bynet the exclusive right to distribute the Company's products in Israel and in certain parts of the West Bank and Gaza Strip.

Revenues related to this distribution agreement are included in Note 10(B) below as "Sales". The remainder of the amount of "Sales" included in Note 10(B) below comprised of sales of the Company's products to entities within RAD-BYNET Group.

A.	Balances with related parties

December 31
2004	2003
US$ (in thousands)	US$ (in thousands)

Receivables:
Trade	110	16

Accounts payable:
Trade	77	43

Other payables and accrued expenses	9	-

B.	Expenses to or income from related parties

Year ended December 31
2004	2003	2002
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Income:
Sales	345	134	264

Expenses:
Cost of sales *	162	158	157

Operating expenses:
Research and development, gross	260	243	283
Sales and marketing, gross**	236	238	272
General and administrative	127	74	82

*	Cost of sales includes the components purchased from related parties that are included in production costs.

**	Sales and marketing, gross includes US$ 5 thousand rental revenue from sublease agreement with an affiliate of the Company's principal shareholders.

C.	Acquisition of fixed assets from related parties amounted to US$ 9 thousand, US$ 23 thousand and US$ 16 thousand in the years ended December 31, 2004, 2003 and 2002, respectively.

Index to Consolidated Financial Statements
Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2004

Note 11 - Financial Instruments and Risk Management

A.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist mainly of cash, investments and trade receivables.

Cash and cash equivalents, marketable securities and short-term deposits are maintained by major financial institutions in Israel and in the United States.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base.

B.	Concentrations of business risk

Although the Company generally uses standard parts and components for products, certain key components used in the products are currently available from only one source, and others are available from a limited number of sources. The Company believes that it will not experience delays in the supply of critical components in the future. If the Company experiences such delays and there is an insufficient inventory of critical components at that time, the Company's operations and financial results would be adversely affected.

Note 12 - Recently Enacted Accounting Pronouncements

1.
In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively.

Adoption of this statement is not expected to have a material impact on the Company's financial statements.

2.
In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS 124. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position (“FSP”) EITF Issue 03-1-1 that delays the effective date for the measurement and recognition guidance included in EITF 03-1.

Index to Consolidated Financial Statements
Radcom Ltd. (An Israeli Corporation)
and its consolidated subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2004

Note 12 - Recently Enacted Accounting Pronouncements (cont'd)

2.	(cont'd)

The FASB recently announced that it intends on reconsidering in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature. The Company's does not expect the adoption of EITF 03-1's new guidance to have a material effect on its results of operations and financial condition. Quantitative and qualitative disclosures for investments accounted for under SFAS 115 are effective for the Company's fiscal year ended December 31, 2004 and are included in Note 2F.

3.
In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", (SFAS 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 7. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for periods beginning after June 15, 2005, which will be the Company’s third quarter beginning July 1, 2005. The Company expects the adoption of this standard will reduce the second half of 2005 net income by approximately US$ 307 thousand. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005.

4.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

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

/s/ Blick Rothenberg

Blick Rothenberg
Chartered Accountants
London, England
21 January 2003