Form 20-F
period 2005-12-31
RADCOM LTD
filed 2006-03-30
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

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

14,958,477 Ordinary Shares, NIS 0.05 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] Yes [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[  ] Yes  [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Indicate by check mark which financial statement item the registrant has elected to follow.
  ☐Item 17  ☒ Item 18

Large Accelerated Filer [ ] Accelerated Filer [ ] Non-Accelerated Filer [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).         [  ] Yes [X] No

Pg 2

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

Pg 3

PART I			1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
	B.	CAPITALIZATION AND INDEBTEDNESS	2
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	2
	D.	RISK FACTORS	3
ITEM 4.	INFORMATION ON THE COMPANY		14
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14
	B.	BUSINESS OVERVIEW	15
	C.	ORGANIZATIONAL STRUCTURE	26
	D.	PROPERTY, PLANTS AND EQUIPMENT	27
ITEM 4A.	UNRESOLVED STAFF COMMENTS		27
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		27
	A.	RESULTS OF OPERATIONS	32
	B.	LIQUIDITY AND CAPITAL RESOURCES	35
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	40
	D.	TREND INFORMATION	40
	E.	OFF BALANCE SHEET ARRANGEMENTS	41
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	41
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		42
	A.	DIRECTORS AND SENIOR MANAGEMENT	42
	B.	COMPENSATION	44
	C.	BOARD PRACTICES	45
	D.	EMPLOYEES	47
	E.	SHARE OWNERSHIP	47
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		48
	A.	MAJOR SHAREHOLDERS	48
	B.	RELATED PARTY TRANSACTIONS	49
	C.	INERESTS OF EXPERTS AND COUNSEL	50
ITEM 8.	FINANCIAL INFORMATION		51

Pg i

	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	51
	B.	SIGNIFICANT CHANGES	51
ITEM 9.	THE OFFER AND LISTING		51
	A.	OFFER AND LISTING DETAILS	51
	B.	PLAN OF DISTRIBUTION	52
	C.	MARKETS	53
	D.	SELLING SHAREHOLDERS	53
	E.	DILUTION	53
	F.	EXPENSES OF THE ISSUE	53
ITEM 10.		ADDITIONAL INFORMATION	53
	A.	SHARE CAPITAL	53
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	53
	C.	MATERIAL CONTRACTS	59
	D.	EXCHANGE CONTROLS	59
	E.	TAXATION	59
	F.	DIVIDENDS AND PAYING AGENTS	70
	G.	STATEMENTS BY EXPERTS	70
	H.	DOCUMENTS ON DISPLAY	70
	I.	SUBSIDIARY INFORMATION	70
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		70
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		70
PART II			70
ITEM 13.	DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES		70
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		70
ITEM 15.	CONTROLS AND PROCEDURES		71
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		71
ITEM 16B.	CODE OF ETHICS		71
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		71
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.		72
ITEM 16 E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.		72
PART III			72
ITEM 17.	FINANCIAL STATEMENTS		72
ITEM 18.	FINANCIAL STATEMENTS		72
ITEM 19.	EXHIBITS		73

Pg ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.   SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2004 and 2005 and for each of the years ended December 31, 2003, 2004, and 2005 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 have been derived from audited consolidated financial statements not included in this annual report.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

pg1

	Year Ended December 31,
	In Thousands of U.S. dollars (except weighted average number of ordinary shares, basic and diluted loss per ordinary share)
	2001	2002	2003	2004	2005

Statement of Operations Data:
Sales	18,676	14,591	11,203	16,055	22,340
Cost of sales	8,811	5,047	4,894	5,127	7,398
Gross profit	9,865	9,544	6,309	10,928	14,942

Operating expenses:
Research and development	9,380	6,481	5,593	5,232	5,815
Less - royalty - bearing participation	1,976	2,328	1,997	1,722	1,735
Research and development, net	7,404	4,153	3,596	3,510	4,080

Sales and marketing	11,513	8,306	7,411	6,983	7,881

General and administrative	2,437	2,018	1,620	2,191	1,689

Total operating expenses	21,354	14,477	12,627	12,684	13,650

Operating income (loss)	(11,489)	(4,933)	(6,318)	(1,756)	1,292

Financing income, net	41	217	93	78	235

Net income (loss) for the year	(11,448)	(4,716)	(6,225)	(1,678)	1,527

Basic net income (loss) per ordinary share	$(1.09)	$(0.45)	$(0.59)	$(0.12)	$0.10
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	10,511,789	10,492,050	10,493,184	13,453,509	14,696,090

Diluted net income (loss) per ordinary share	$(1.09)	$(0.45)	$(0.59)	$(0.12)	$0.10
Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	10,511,789	10,492,050	10,493,184	13,453,509	15,561,585

Balance Sheet Data:
Working capital	14,444	10,707	5,702	10,051	12,987
Total assets	24,306	19,429	14,403	20,129	23,790
Shareholders’ equity	16,926	12,344	6,246	10,024	12,485

B.	CAPITALIZATION AND INDEBTEDNESS

 Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

 Not applicable.

pg2

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

Risks Related to our Business and our Industry

We may incur losses in the future.

Although we had net income in the fiscal year ended December 31, 2005, in the fiscal years ended December 31, 2003 and 2004, we incurred losses. We may incur losses in the future, which could materially affect our cash and adversely affect the value and market price of our shares.

From time to time we may need to raise financing. If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy will be materially adversely affected.

Although we recorded a net profit and were cash positive in 2005, from time to time we may be required to raise financing in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be availabe on terms favorable to us. If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy will be materially adversely affected. For example, as a result of the net losses during the year ended December 31, 2004, we used approximately $2.2 million in cash during that period.

We might not satisfy all the requirements for continued listing on the NASDAQ National Market, and our shares may be delisted.

We are currently in compliance with all requirements for continued listing on the NASDAQ National Market. We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the NASDAQ National Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ National Market. Our shares would then be quoted on the NASDAQ Small Cap Market (if we satisfy the continued listing requirements for that market) or the Over-The-Counter Bulletin Board. For example, from time to time during 2003, our share price decreased below the required minimum bid price, and we did not maintain the required minimum market value of publicly held shares. In addition, in 2003, we fell below the minimum $10 million shareholders’ equity requirement. In March 2004, we raised $5.5 million in a private placement of 3,851,540 of our ordinary shares and warrants to purchase 962,887 of our ordinary shares. This equity financing enabled us, among other things, to sustain near-term compliance with certain continued listing requirements of the NASDAQ National Market. Depending upon our level of revenues in the future and the strategy we adopt, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our stock price to decline.

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;

•	absence of long-term customer purchase contracts;

pg3

•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers and the reduction in business during the summer months, particularly in Europe;

•	the relatively long sales cycles for our products;

•	competitive conditions in our markets;

•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;

•	changes in the level of operating expenses relative to revenues;

•	product quality problems;

•	supply interruptions;

•	changes in global or regional economic conditions or in the telecommunications industry;

•	delays in purchasing decisions or customer orders due to customer consolidation;

•	changes in the mix of products sold; and

•	size and timing of approval of grants from the Government of Israel.

We believe, therefore, that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received. As a result, we generally do not have a significant backlog of orders, and revenues in any quarter are substantially dependent on orders booked, shipped and installed in that quarter.

We may experience a delay in generating or recognizing revenues for a number of reasons. Unfulfilled orders at the beginning of each quarter are typically substantially less than our expected revenues for that quarter. Therefore, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. Moreover, demand for our products may fluctuate as a result of seasonality.

Our revenues for a particular period may also be difficult to predict and may be adversely affected if we experience a non-linear (back-end loaded) sales pattern during the period. We sometimes experience significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period or as a result of manufacturing issues or component shortages which may delay shipments. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, as well as leading to additional costs associated with inventory planning and management. Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times

Most of our costs, including personnel and facilities costs, are relatively fixed at levels based on anticipated revenue. As a result, a decline in revenue from even a limited number of orders could result in our failure to achieve expected revenue in any quarter and unanticipated variations in the timing of realization of revenue could cause significant variations in our quarterly operating results and could result in losses.

pg4

If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results could be materially adversely affected. In addition, if we do not reduce our expenses in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected.

Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet the expectations of public market analysts or investors. If this occurs, the price of our common stock may fall.

A slowdown in the telecommunications industry could materially adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry. The global telecommunications industry is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

Our future success depends upon the increased utilization of our test solutions by network operators and telecommunications equipment vendors. Industry-wide network equipment and infrastructure development driving the demand for our products and services may be delayed or prevented by a variety of factors, including cost, regulatory obstacles or the lack of or reduction in consumer demand for advanced telecommunications products and services. Telecommunications equipment vendors and network operators may not develop new technology or enhance current technology. Further, any such new technology or enhancements may not lead to greater demand for our products.

Continued negative trends and factors affecting the telecommunications industry specifically and the economy in general may result in reduced demand and pricing pressure on our products.

Negative trends and factors affecting the telecommunications industry specifically and the economy in general over the past several years have negatively affected our results of operations. As a result of the build-up of capacity by telecommunications companies in the late 1990s, the telecommunications sector has been facing significant challenges from excess capacity, new technologies and intense price competition. This excess network capacity, combined with the failure of many competitors in the telecommunications sector, has contributed to delayed adoption of next-generation cellular and wireline networks. As a result, we experienced a significant decline in demand for our products in 2001, 2002, and the first half of 2003, resulting in a significant decline in sales and revenues. In addition, weak economic conditions in the last recession resulted in reduced capital expenditures, reluctance to commit to long-term capital outlays and longer sales processes for network procurements by our customers. Although this trend has abated, we cannot predict the duration of the improvement or the impact it may have on our results of operations. Finally, an overall trend toward industry consolidation and rationalization among our customers, competitors and suppliers can affect our business, especially if any of the sectors we service or the countries or regions that we do business in are affected. Any future weakness in the economy or the telecommunications industry could affect us through reduced demand for our products, leading to a reduction in revenues and a material adverse effect on our business and results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain of which changes could reduce the market for our products or require us to develop new products. For example, the sharp reduction in demand for our ATM and frame relay products during 2003 resulted in significantly reduced revenues for the year.

pg5

New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G Cellular and triple-play networks. If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors. If it does not, however, our initiatives and investments in this area may be of no or limited value. As a result we cannot quantify the impact of new product introductions on our historical operations or anticipated impact on future operations.

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

We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components. For example, in 2003 we wrote off $960,000 of inventory which we determined to be obsolete.

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

Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

Our future growth and success depends to a significant extent upon the continuing services of our executive officers and other key employees. We do not have long-term employment agreements or non-competition agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

pg6

Our success also depends on our ability to identify, attract and retain qualified technical, sales, finance and management personnel. We have experienced, and may continue to experience, difficulties in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

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

Many of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

We are dependent upon the success of distributors who are under no obligation to distribute our products.

We are highly dependent upon our distributors for their active marketing and sales efforts and for the distribution of our products. Many of our distributors outside of North America are the only entities engaged in the distribution of our products in their respective geographical areas. Typically, our arrangements with them do not prevent our distributors from distributing competing products, or require them to distribute our products in the future. Our distributors may not give a high priority to marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors. Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on which we currently depend and we may not succeed in developing new distribution channels.

We have one customer in North America who accounted for more than 10% of our sales in 2005. If we were to lose this customer or if this customer were to reduce, delay or cancel its orders, our operating results could be harmed.

Our seven largest distributors in Europe and Asia accounted for a total of approximately 30.1% of our sales in 2003, 47.2% of our sales in 2004, and 36.1% of our sales in 2005. Two of our largest distributors in Europe each accounted for more than 10% of our sales in 2004 and one of our largest distributors in Europe accounted for about 10% of our sales in 2005. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

Products as complex as ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on other suppliers for key components incorporated in our products. Defects in systems in which our products are deployed, pg7

whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product return and, potentially, product liability claims being filed against us. Our warranties permit customers to return defective products for repair. The warranty period is typically one to two years. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall, or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm our business.

We depend on limited sources for key components and if we are unable to obtain these components when needed, we will experience delays in manufacturing our products.

We currently obtain key components for our products from either a single supplier or a limited number of suppliers. We do not have long-term supply contracts with any of our existing suppliers. This presents the following risks:

•	Delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for our products.

•	Suppliers could increase component prices significantly and with immediate effect.

•	We may not be able to locate alternative sources for product components.

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

We depend on a limited number of independent manufacturers, which reduces our ability to control our manufacturing process.

We rely on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. We do not have any long-term supply agreements with any third-party manufacturer. If our assembly services are reduced or interrupted, our business, financial condition and results of operations could be adversely affected until we are able to establish sufficient assembly services supply from alternative sources. Alternative manufacturing sources may not be able to meet our future requirements, and existing or alternative sources may not continue to be available to us at favorable prices.

If we do not effectively manage our growth, our business and operating results could be adversely affected.

Our growth has placed, and is expected to continue to place, significant demands on our management, administrative and operational resources. To manage expansion effectively, we need to continue to develop and improve our operational and financial systems, sales and marketing capabilities and expand, train, retain, manage and motivate our employee base. Our systems, procedures or controls may not be adequate to support our operations and our management may not be able to successfully exploit future market opportunities or successfully manage our relationships with customers and other third parties. We may not continue to grow and, if we do, we may not effectively manage such growth. Any failure to manage growth could have an adverse effect on our business, financial condition and results of operations.

pg8

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies. In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturers’ representatives, and certain suppliers with access to sensitive information. However, we have no registered patents, and these measures may not be adequate to protect our technology from third-party infringement. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce existing non-competition agreements. Additionally, effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.

We are subject to litigation regarding infringement claims or claims that we have violated intellectual property rights which could seriously harm our business.

Third parties may from time to time assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. If such infringement were found to exist, we might be required to modify our products or intellectual property or obtain a license or right to use such technology or intellectual property. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources. For example, on November 2, 2005, we were served with a claim by Qualitest Ltd., an Israeli company, which used to be a non-exclusive distributor of our products in Israel. The claim asserts that we breached an exclusive distribution agreement. On December 25, 2005, we filed a statement of defense asserting that an exclusive distribution agreement was never signed, and counterclaimed for unpaid invoices. The case has been brought before an arbitrator. We cannot predict our chances of success in this matter, and even if we prevail, the arbitration could result in the expenditure of significant financial and management resources.

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 32.1% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 28, 2006, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 5,192,362 ordinary shares, representing approximately 32.1% of the ordinary shares. As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

We engage in transactions, and compete, with companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

We are engaged in and expect to continue to be engaged in numerous transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel. We believe that such transactions are beneficial to us and are generally conducted upon terms which are no less favorable to us than would be available from unaffiliated third parties. Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions. In addition, several products of such affiliated companies may be used in place of our products, and it is possible that direct competition between us and one or more of such affiliated companies may develop in the future. Moreover, opportunities to develop, manufacture, or sell new products (or otherwise enter new fields) may arise in the future and be pursued by one or more affiliated companies instead of or in competition with us. This could materially adversely affect our business and results of operations.

pg9

We may encounter difficulties with our international operations and sales which could affect our results of operations.

While we are headquartered in Israel, approximately 96.9% of our sales in 2004 and 96.6% of our sales in 2005 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. This subjects us to many risks inherent in international business activities, including:

•	national standardization and certification requirements and changes in tax law and regulatory requirements;

•	longer sales cycles, especially upon entry into a new geographical market;

•	export license requirements;

•	trade restrictions;

•	changes in tariffs;

•	currency fluctuations;

•	economic or political instability;

•	greater difficulty in safeguarding intellectual property; and

•	difficulty in managing overseas subsidiaries and international operations.

We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

The ordinary shares issued to investors in the PIPE transaction and upon the exercise of the warrants issued in the PIPE transaction, and ordinary shares underlying our options, may be sold in the public market, which could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

In connection with a PIPE investment in 2004, we issued 3,851,540 ordinary shares and warrants to purchase 962,887 ordinary shares. As of March 28, 2006, all of the warrants had been exercised, and 3,269,415 ordinary shares issued in the PIPE transaction and upon exercise of the warrants remain in the hands of the investors and are subject to an effective shelf registration statement. In addition, as of March 28, 2006, options to purchase a total of 2,654,822 ordinary shares were outstanding, and an additional 945,945 ordinary shares issuable pursuant to options which may be granted under our stock option plans were reserved for issuance. All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to the terms of grant of the options. Sales of the ordinary shares issued in the PIPE transaction and upon exercise of the warrants that have not yet been sold, sales of the ordinary shares issuable upon exercise of the options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the Securities and Exchange Commission. The Securities and Exchange Commission, as directed by Section 404 of the U.S. Sarbanes Oxley Act of 2002, adopted rules requiring U.S. public companies to include a report of management on the company’s internal control over financial reporting in its annual report on Form 10 K or Form 20 F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, the company’s independent registered public accountants must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent accountants interpret the requirements, rules or regulations differently from us, they may decline to attest to our management’s assessment or may issue a report that is qualified. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

pg10

Under the recent SEC release/approval order, a foreign private issuer that is an "accelerated filer" and that files its annual reports on Form 20-F or Form 40-F, must begin to comply with the internal control over financial reporting and related requirements, as directed by Section 404 of the U.S. Sarbanes Oxley Act of 2002, in the annual report for its first fiscal year ending on or after July 15, 2006. A foreign private issuer that is not an accelerated filer under the Exchange Act Rule 12b-2 definition must begin to comply in its annual report for its first fiscal year ending on or after July 15, 2007.

Currently we are not an “accelerated filer” as we do not have the aggregate market value of $75 million or more (the so-called "public float"). However, we will have to reexamine our market value on June 30, 2006.

The requirement to record an expense for our stock-based compensation plans, and the resultant ongoing accounting charges, will significantly reduce our reported net income and net income per share, and the price of our stock could drop significantly.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement Number 123 (revised 2004) “Share-Based Payment”, or “FAS No.123 (R)”, which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and will be effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of FAS No.123 (R) will require us to record an expense for stock-based compensation plans commencing in the first quarter of 2006 and will result in ongoing accounting charges that will significantly reduce our net income. See Note 12 of the Notes to Consolidated Financial Statements for further information.

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

pg11

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

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole.

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

pg12

All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to approximately 31 days of military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. We believe that we have operated relatively efficiently given these requirements since we began operations and during the period of the increase in hostilities with the Palestinians since October 2000. However, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians changed, and we cannot predict the effect on our business operations of any expansion or reduction of these requirements.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar, and by the strengthening of the value of the New Israeli Shekel against the dollar.

A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels (NIS). As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Although in recent years the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel (a reversal from prior years, which reversal benefited us), we cannot predict any future trends. Both of these conditions result in higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

We currently benefit from government programs and tax benefits which may be discontinued or reduced.

We currently receive grants and tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specific conditions, including making specific investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs, or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs. The amount, if any, by which our taxes will increase depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner or its general manager) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies, and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

pg13

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such a stock-for-stock swap.

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

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

        Our ordinary shares are listed for trading on the NASDAQ Stock Market, or NASDAQ, and since February 20, 2006, on The Tel Aviv Stock Exchange, or TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on NASDAQ and New Israeli Shekels on TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is expected to be lower compared with trading volume on NASDAQ, and as such could be subject to higher volatility. The trading prices of our ordinary shares on these two markets are expected to often differ, resulting from the factors described above, as well as differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.  INFORMATION ON THE COMPANY

A.          HISTORY AND DEVELOPMENT OF THE COMPANY

RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel. Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively. Our website is www.radcom.com. Information on our website and other information that can be accessed through it are not part of or incorporated by reference into this annual report. In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc., a New Jersey corporation. RADCOM Equipment, Inc. is located at 6 Forest Avenue, Paramus, New Jersey 07652 and its telephone number is (201) 518-0033. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd., located at our office in Tel Aviv, Israel. In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation. RADCOM (UK) Ltd. is located at 2440 The Quadrant Aztec West, Almondsbury Bristol, BS32 4AQ England, and its telephone number is 1454-878827.

pg14

B.	BUSINESS OVERVIEW

GLOSSARY

3G	Third-generation digital cellular telecommunication.
Asynchronous Transfer Mode (ATM)	A cell-based network technology protocol that supports simultaneous transmission of data, voice and video typically at T1/E1 or higher speeds.
Code Division Multiple Access (CDMA)	A digital wireless technology that uses a modulation technique in which many channels are independently coded for transmission over a single wideband channel.
CDMA2000 1X (EV-DO)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to CDMA.
Time Division Synchronous Code Division Multiple Access (TD-SCDMA)	A 3G mobile telecommunications standard, being pursued in the People's Republic of China by the Chinese Academy of Telecommunications Technology (CATT).
Global System for Mobile Communications (GSM)	A digital wireless technology that is widely deployed in Europe and, increasingly, in other parts of the world.
General Packet Radio Service (GPRS)	A packet-based digital intermediate speed wireless technology based on GSM. (2.5 generation)
Universal Mobile Telecommunications Service (UMTS)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to GSM.
Voice Over IP (VoIP)	A telephone service that uses the Internet as a global telephone network.
IP Multimedia Subsystem (IMS)	An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.
Triple Play	A marketing term for the provisioning of the three services: high-speed Internet, television (Video on Demand or regular broadcasts) and telephone service over a single broadband connection.
Internet Protocol TV (IPTV)	Transmitting video in IP packets. Also called "TV over IP," IPTV uses streaming video techniques to deliver scheduled TV programs or video on demand (VOD).
Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.
Session
A lasting connection between a user (or user agent) and a peer, typically a server, usually involving the exchange of many packets between the user's computer and the server. A session is typically implemented as a layer in a network protocol.

Overview

We provide innovative network test and service monitoring solutions for communications service providers and equipment vendors. We specialize in solutions for next-generation Cellular and Voice, Data and Video over IP networks. Our solutions are used to accelerate the development and installation of network equipment and to assure ongoing network service quality. Our products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation (the ability to collect network information for a third party application). We introduced our first test equipment solution in 1993 and currently offer the following solutions:

pg15

Network Monitoring

Our award-winning Omni-Q is a unique, next-generation network testing, monitoring and performance management solution. The Omni-Q system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes covering various networks and services, including VoIP, UMTS, CDMA, IPTV, IMS data and others. The Omni-Q’s central management module is designed to exploit the unique capabilities and feature set of our probes. It consolidates captured information into a comprehensive, integrated network service view that facilitates performance monitoring, fault detection, and network and service troubleshooting.

Protocol Analyzers

Our award-winning network protocol analyzers offer the most powerful network analysis and test solutions available to the Cellular, VoIP and data communications industry. Our network analyzers support over 600 protocols with multiple interfaces, allowing users to troubleshoot and analyze the most complex and advanced networks, quickly and simply.

Our strategy

Our objective is to become a market leader in network test and service monitoring solutions. To this end, we seek to deliver customer-oriented, technically advanced and cost-effective products and to support them according to world-class standards. Key elements of our strategy include:

•	Capitalizing on the growth in the Cellular network and the move of wireline networks to IP technology markets and their associated monitoring needs;

•	Leveraging our top-tier customer base and broad distribution channels to gain access to the service providers who are offering these new technologies;

•	Broadening our penetration of major service providers and vendors;

•	Extending our sales capabilities and distribution channels;

•	Repeat sales to our existing customers;

•	Leveraging our experience and knowledge in the area of converged networks and technology platforms to produce comprehensive testing and analysis solutions for triple-play networks; and

•	Maintaining technological leadership through products that address the needs of emerging technology markets.

Our sales network includes North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, Inc., a sales office in China and, in the rest of the world, a network of more than 45 distributors selling in over 45 countries. RADCOM Equipment sells our products to end-users through a direct sales force and through 11 independent manufacturer’s representatives. Our testing and monitoring equipment has been sold to a number of international companies and government agencies, including Hutchison, British Telecom, Telstra, Deutsche Telekom, Verizon wireless, Vodafone, KPN, Nortel Networks, Lucent, Siemens, Cisco, NTT, NEC, Nokia, ZTE, Huawei, Detang, Alcatel and Ericsson.

Industry Background

Service providers deploy unified, packet-based platforms with broadband and 3G technologies to enhance the value proposition of converged networks. These technologies allow service providers to offer new types of revenue-enhancing services, such as voice calls, video calls, video streaming, IPTV, music downloading and messaging solutions. Mainstream deployment of converged networks has begun and equipment vendors are under pressure to develop and improve the required technologies. Both types of our main market players equipment vendors and service providers need sophisticated testing solutions. Equipment vendors need these solution to speed time-to-market while achieving the highest standard of products, and service providers need to evaluate vendors' products and to monitor customer experience and quality of service (QoS) on an ongoing basis. As such, the number of new testing and monitoring needs is growing.

pg16

Products and Solutions

We categorize our products into two primary lines: (i) the Performer family, including the Omni-Q network monitoring solution, and (ii) the Prism series of multitechnology analyzers.

The Performer Family

The Performer family is an open platform that supports a wide range of test applications over a variety of technologies. With simplified control from a central console, the Performer hardware and software suite tests the quality and grade of service of a real-world network environment. The Performer family is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware. Our GEAR (GenEric AnalyzeR processor) chip is the main differentiating technology for us. It is a proprietary, one-chip analyzer processor designed to provide wirespeed testing performance, independent of protocols and technologies, on all layers. The GEAR processor positions us as the industry leader in the high-performance, communication test-equipment market. It allows one platform to carry out both network troubleshooting and analysis as well as packet and cell analysis in real time, at up to 2.5 Gbps, with no limitation on interface type or protocols. The GEAR technology also allows us to rapidly develop and roll out new interfaces by merely adding a new interface with the appropriate functionality. The Performer family is unique for its combination of strong hardware performance and flexible software use.

The Performer’s architectural advantages include:

•	Single Platform: Our single-platform technology enables all functions to be performed on one platform, as opposed to the multi-system architecture of its competitors.

•	Scalable: Our systems are fully scalable, can migrate quickly to new applications, and can be easily integrated with third party applications.

•	Distributed system: Our solution is based on a GPS synchronization technology, IP connectivity and management console/server architecture.

The Performer family response to customer needs is twofold:

•	Post-deployment/quality management solutions and troubleshooting for convergence service providers, and

•	Pre-deployment, predictive test systems for convergence vendors.

Our system solutions are critical for the successful rollout of next-generation 3G Cellular networks, Voice over IP and Video over IP technologies. Our solutions lead the market in their ability to troubleshoot connectivity problems and analyze network performance, helping equipment vendors and service providers to ensure a trouble-free network environment and a high-quality user experience. We continuously extend our solutions in response to rapidly changing technology and customer requirements, evolving industry standards, and frequent new product introductions. In addition, our ability to provide highly cost-effective solutions has been a critical asset in this competitive market. With our combination of unique system solutions, nimble corporate structure and broad vision, we are positioned to anticipate and meet the future needs of our customers.

Network Protocol Analyzer

pg17

The Performer’s innovative approach provides customers with real-time cell and packet analysis and troubleshooting capabilities at all seven telecommunications layers, including, basic physical and link layer testing, complex tracing of NAS layer voice, IP session signaling and data/voice quality of service validation. This analyzer supports Ethernet, WAN, ATM and POS interfaces, and can decode over 600 communication protocols. A fully distributed system, the Network Protocol Analyzer is an ideal solution for vendor research and development, quality assurance and integration labs, as well as for use by operators during network setup and operation for protocol verification, cell/frame-level analysis, voice call and IP session analysis and streaming media and voice quality testing.

The Cellular Performer

The Cellular Performer is an application that runs on our Performer platform launched in February 2003. The Cellular Performer is a multi-layer session-level analysis of applications and services that gives users a simple, intuitive and powerful troubleshooting tool. Used for drilling down to each of a cellular network's interfaces, our cellular protocol analysis tools enable users to trace a call over a whole network, and identify the source of network problems. This allows users to quickly pinpoint specific problems, and to smooth out the performance of highly complex networks. The product supports all major 2.5 and third generation networks, including GPRS, UMTS, CDMA2000, Enhanced Data Rates for Global Revolution Standard (Edge), and Time Division Synchronous CDMA (TD-SCDMA).

The Network Consultant is an advanced cellular network analysis application that enables mobile operators to quickly verify subscriber connectivity and proactively monitor end-to-end network performance. The Network Consultant gathers and processes data from multiple server links from the Radio Access Network, Core signaling, and Core IP. It enables full drill-down analysis capabilities of the call session, voice calls and video calls. Using it, customers can zoom in and view the signaling and procedures on each interface separately, online and offline.

The Voice-over-IP Performer

The Voice-over-IP Performer is designed to support pre-deployment testing of current and emerging convergence technologies. The Voice-over-Data Performer is the first performance testing solution that we launched.

The following are some of the highlights of the Voice-over-IP Performer:

•	MediaPro— A real-time hardware-based, multi-protocol, multi-technology VoIP and Video analyzer, capable of analyzing a wide variety of VoIP signaling protocols and media CODECs.

•	QPro— The QPro is a multi-technology call quality analyzer that enables users to test many call quality parameters over a variety of interfaces.

•
SIPSim— The SIPSim is a SIP services load generator that focuses on high-stress load testing of any SIP application. The SIPSim provides highest industry performance while retaining the flexibility needed to emulate all types of services. By emulating up to hundreds of thousands of users over the SIPSim’s Triple M’ capability (multi-IP, multi-MAC and multi-VLAN), any service can be emulated over any type of network configuration. The SIPSim is capable of stress-testing different SIP services and network elements.

•	H.323Sim—a voice-over-IP generator that generates over 2000 calls simultaneously, at the rate of over 100,000 calls per hour, emulating the functionality of an H.323 terminal.

Omni-Q™ Network Monitoring Solution

The Omni-Q is a unique, comprehensive, next-generation network monitoring and services solution. The Omni-Q solution consists of a powerful and user-friendly central management server and a pg18

broad range of intrusive and non-intrusive probes covering various networks and services, including VoIP, UMTS, CDMA, and data. These probes are based on the Performer family platform, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis at a level of performance unparalleled in the industry. In addition, the Omni-Q benefits global telecommunications carriers, by providing end-to-end voice quality monitoring and management. The Omni-Q is designed to enable service providers and vendors to successfully face tremendous challenges in the coming years, including:

•	Massive deployment of next-generation networks such as UMTS, CDMA2000 and triple-play.

•	Integration of new architectures such as high-speed downlink packet access (HSDPA), high-speed uplink packet access (HSUPA), IMS, UMTS Release 6 and CDMA Rev’ A or EVDV.

•	Successful delivery of advanced services such as VoIP, IPTV and video conferencing.

•
Proactively managing call quality on existing and next-generation service providers’ production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

Telecommunications Service Providers (Cellular and Wireline) use the Omni-Q in four main areas:

•	Fault detection - to detect when there is a problem.

•
Performance - to analyze the behavior of network components and customer network usage in order to understand trends, performance and optimization (to help identify faults before the customer complains).

•	Troubleshooting - to drill down to resolve specific issues.

•	Pre-Mediation - to provide call detail records or CDR information to third-party operations support systems (OSS) or other solutions.

The Omni-Q is comprised of the following components:

•
The Omni-Q’s central management module is designed to take advantage of the unique capabilities and feature set of our platform by consolidating the monitoring and analysis information into a comprehensive, integrated view that enables visibility, fault detection, performance and troubleshooting.

•
The Omni-Q VoIP monitoring solution gives service providers, ILECs and cable/MSOs complete visibility into the VoIP service running over the network, enabling early-stage fault detection, pre-emptive maintenance and optimization, and drill-down troubleshooting that leads to quick and easy fault resolution.

•
The Omni-Q UMTS/CDMA2000 Network Monitoring gives cellular service providers complete visibility into their networks, enabling long-term real-time traffic analysis, fault detection, troubleshooting and data collection. It monitors and analyzes the performance of Radio Access, Core Signaling and Core IP components. It provides extensive and flexible Key Performance Indicators (KPIs) and Key Quality Indicators (KQIs) analyses with real-time alarms that allow operators to detect faults before their customers experience problems.

The Prism Series of Multitechnology Analyzers and others

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

pg19

Another product is our PNNI simulation product, a software application used to test ATM switches running the Private Network to Network Interface (PNNI) protocol. This application runs on a standard PC platform and enables the user to graphically design PNNI networks and simulate the existence of a multi-tiered network in its interaction with the ATM switch.

The following table shows the breakdown of our consolidated sales for the calendar years 2003, 2004 and 2005 by product:

	Year ended December 31,
	2003	2004	2005
	(in thousands)
The Performer Family	$7,593	$13,574	$21,040
Prism and others	$3,610	$2,481	$1,300
Total	$11,203	$16,055	$22,340

Sales and Marketing

We sell our products in North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, Inc., which sells our products to end-users directly or through independent manufacturer’s representatives. Most of these manufacturer’s representatives have exclusive rights of distribution of our products in their respective geographical areas throughout North America (except some accounts and the Omni-Q our monitoring solution which we handle directly) and are compensated by us on a commission basis. The activities of our manufacturer’s representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment, Inc.’s employees, who also provide product support to our North American customers. These representatives do not hold any of our inventory, and they do not buy products from us. Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases they provide training to the end-users. The customers submit orders directly to our wholly owned subsidiary, RADCOM Equipment, Inc., which invoices the end-user customers and collects payment directly, and then pays commissions to the manufacturer’s representative for the sales in their territory. The commission is between 12% and 15%, depending on the agreement RADCOM EQUIPMENT Inc. has with the individual manufacturer’s representative.

Outside North America, we sell our products through a global network of distributors who market data communications-related hardware and software products. We currently have more than 45 independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas. We have opened regional sales support offices in China and Spain. These offices support our distributors in these regions. We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

Our distributors serve as an integral part of our marketing and service network around the world. They offer technical support in the end user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language. We have a standard contract with our distributors. Based on this agreement, sales to distributors are final, and distributors have no right of return or price protection. In certain circumstances, we have granted limited rights of return and in such situations, we do not recognize the revenue. The distributors do not need to disclose to us their customers’ names, prices or date of order. To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale. Usually, we are not a party to the agreements between distributors and their customers. Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer. According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to their customers. This is a final sale, and there are no rights of return. In practice, the distributors pay full price for the hardware of the demo unit, and we give them a special discount for the software and allow distributors to receive all new software packages as they are released. The distributor cannot sell this equipment to the end-user; the license is only for the distributor. We do not consider this a benefit to the distributors since we sell only the demo systems with a special software discount.

pg20

We focus a significant amount of our sales and marketing resources on our distributors, providing them with ongoing communications and support, and our employees regularly visit distributors’ sites. We organize annual distributors’ meetings to further our relationships with our distributors and familiarize them with our products. In addition, in conjunction with our distributors, we participate in exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals, and prepare direct mailings of flyers and advertisements. The table below shows the sales breakdown by territory:

	Year ended December 31,				Year ended December 31,
	(approximate $ in millions)				(in percentage)
	2003	2004	2005	2003	2004	2005
North America	4.6	4.5	8.8	41.0%	27.7%	39.5%
Europe	4.1	8.5	8.6	36.4	53.1	38.5
Asia Pacific	2.2	2.3	3.3	20.0	14.3	14.8
Israel	0.1	0.5	0.8	0.8	3.1	3.6
Others	0.2	0.3	0.8	1.8	1.8	3.6
Total revenues	11.2	16.1	22.3	100.0%	100.0%	100.0%

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to the acceptance of our products. We offer a toll-free technical support help desk to our representatives in the United States and a technical support help desk to our distributors worldwide. We also support our customers via fax, email and cellular phone service, and provide additional technical information on our internet home page. We also offer an E-Learning system, which provides technical courses to our distributors, representatives and sales and technical support people at remote locations. These services are partially available to end-users. We regularly produce a newsletter which is sent to representatives and distributors, and we publish application notes and technical briefs for representatives, distributors and end-users to assist in using our products more efficiently.

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

Our products are designed and manufactured to meet standards required by our customers. We provide a free one-year software update for the Performer family and a free two-year software update for the Prism family, which includes bug-fixing solutions and a hardware warranty on our products. After the initial update period, our customers can purchase an extended warranty for one-, two- or three-year periods. The extended warranty includes full software updates, which are included in the software package dating from the customer’s initial purchase of the products and full hardware repair of any faulty units. The cost of the extended warranty for the Performer family is based on a percentage of the overall cost of the product as an annual maintenance fee. For the Prism family the cost is fixed. We also provide a customer “hot line” for technical assistance.

pg21

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

Markets and Customers key benefits of our solutions are described below;

For Developers: Reduced time to market, reduced development costs, automated testing and application versatility from R&D to QA through final testing and field service.

For Service Providers/Enterprises:

•	reduced quality degradation, reduced outages, improved network utilization, longer customer hold times;
•
ability to employ fewer and less experienced maintenance staff due to the utilization of a single test system environment, controlled by a central console, ensuring ease of use and reduced learning curves;

•
decreased support costs through centralized management, portable high-end solutions for in-depth troubleshooting, ability to offer premium SLAs and LOE (level of experience) parameters based on measurable parameters and all-inclusive, probe-based solution.

The market for our products consists of the following types of end-users:

Telecommunications Service Providers (Cellular and Wireline) are organizations responsible for providing telecommunications services. This group of companies uses our product in four main areas:

•	Fault detection - to detect when there is a problem.

•
Performance - to analyze the behavior of network components and customer network usage in order to understand trends, performance and optimization (to help identify faults before the customer complains).

•	Troubleshooting - to drill down to resolve specific issues.

•	Pre-Mediation - to provide call detail records or CDR information to third-party operations support systems (OSS) or other solutions.

Labs of Telecommunication Service Providers. This group of customers includes companies that buy specific equipment and networks from manufacturers, and provide services to their customers. Our products may be used by these customers to evaluate the quality and performance of this equipment and networks and verify the conformance and interoperability between vendors.

Data Communications and Telecommunications Equipment Developers and Manufacturers. This group of customers includes companies that develop, manufacture and market data communications and telecommunications equipment.

Research and Development

The industry in which we compete is subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements. As a result, our success, in part, depends upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and reduce total cost of ownership. In order to achieve these objectives, we work closely with current and pg22

potential end-users, distributors and manufacturer’s representatives and leaders in certain data communications and telecommunications industry segments to identify market needs and define appropriate product specifications. We intend to continue developing products that meet key industry standards and to support important protocol standards as they emerge. Still, there can be no assurances that we will be able to successfully develop products to address new customer requirements and technological changes, or that such products will achieve market acceptance.

Our gross research and development costs were approximately $5.6 million in 2003, $5.2 million in 2004, and $5.8 million in 2005, representing 49.9%, 32.6% and 26.0% of sales, respectively. Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $2.0 million in 2003, $1.7 million in 2004 and $1.7 million in 2005. We expect to continue to invest significant resources in research and development.

As of December 31, 2005, our research and development staff consisted of 70 employees. Research and development activities take place at our facilities in Tel Aviv. We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the “R&D Law” - the Law for the Encouragement of Research and Development in Industry, 1984 - and the regulations promulgated thereunder.

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the research committee of the Chief Scientist are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. As of 2005, our royalty rate was 3.5%.

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and the approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to be effective retroactive to January 1, 2006, although there is no assurance as to whether and when it will be adopted.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, with the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

pg23

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law. In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

In June 2005, an amendment to the R&D Law came into effect, which is intended to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel. The amendment permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The amendment further permits, under certain circumstances and subject to the Chief Scientist’s prior approval, the transfer of Chief Scientist-funded know-how outside Israel, in the following cases: (a) if the subject company pays to the Chief Scientist a portion of the sale price paid in consideration of such funded know-how; (b) if the subject company receives know-how from a third party in exchange for its funded know-how; or (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. At December 31, 2005, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $19.8 million.

Binational Industrial Research and Development Foundation

We received from the BIRD Foundation funding for the research and development of products. At December 31, 2005, our contingent liability to the Bird Foundation in respect of funding received was approximately $300,000. We have not received grants from the BIRD Foundation since 1995.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We own registered pg24

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

Our principal competitors are Agilent , Tektronix, NetHawk, Network Associates, Anritsu (Nettest), Acterna, SPIRENT Communications, Sunrise Telecom Inc., Empirix, Brix Networks and Minacom. In addition to these competitors, we expect substantial competition from established and emerging computer, communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing and market and distribution capabilities, and some of them may enjoy greater market recognition than we do.

pg25

Employees

As of December 31, 2005, we had 115 permanent employees and 16 temporary employees located in Israel, 14 permanent employees of RADCOM Equipment, Inc. located in the United States and 7 permanent employees located in Spain and China collectively. Of the 131 employees located in Israel, 70 were employed in research and development, 20 in operations (including manufacturing and production), 28 in sales and marketing and 13 in administration and management. Of the 14 employees located in the U.S., 13 were employed in sales and marketing and 1 was employed in administration and management. Of the 7 employees located in Spain and China, all were employed in sales and marketing. We consider our relations with our employees to be good and have never experienced a labor dispute, strike or work stoppage. Substantially, all our employees have employment agreements and none of them is represented by a labor union. Our temporary employees are paid an hourly rate, have employment agreements and are not represented by a labor union.

Although we are not a party to a collective bargaining agreement, we are subject to certain provisions of general collective agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) that are applicable to our employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. These provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

In Israel, a general practice we follow (although not legally required) is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as “Managers’ Insurance”. This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.3% and 14.7% of the employee’s base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide our permanent employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary. In the United States we provide benefits, in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employees’ base salary. All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the consumer price index. The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

C.	ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, Inc., which conducts the sale and marketing of our products in North America. In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities. As of February 7, 2006, Radcom Investments did not hold any of our outstanding shares. In August 2001, we established our wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which conducts the sales and marketing of our products in the United Kingdom. In 2002, we established our wholly-owned Representative Office in China, which conducts the sales and marketing for our products in China. Our subsidiaries include:

pg26

Name of Subsidiary	Jurisdiction of Incorporation

RADCOM EQUIPMENT, Inc.	New Jersey

RADCOM Investments (1996) Ltd.	Israel

RADCOM (UK) Ltd.	United Kingdom

Yehuda Zisapel and Zohar Zisapel are co-founders and principal shareholders of our company. Individually or together, they are also founders, directors and principal shareholders of several other privately and publicly held high technology and real estate companies which, together with us and the other subsidiaries and affiliates, are known as the RAD-Bynet group. In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products. We have limited competition with RADVISION that supplies as part of their technology package a protocol simulation that may serve some of the needs of our customers for test equipment. Some of the products of members of the RAD-Bynet Group are complementary to, and have been and are currently used in connection with, our products.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property. We currently lease an aggregate of approximately 2,278 square meters of office premises in Tel Aviv, which includes 2,106 square meters from affiliates of our principal shareholders. Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems. In 2005, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $479,000, of which approximately $360,000 was paid to affiliates of our principal shareholders. We may, in the future, lease additional space from an affiliated party. We also lease premises in Paramus, New Jersey from an affiliate. In 2005, we leased approximately 8,946 square feet from an affiliate, of which we sub-lease a total of 3,091 square feet of which 2,815 square feet is leased to a third party and 276 square feet is leased to a related party. In 2005, aggregate annual lease payments for the premises were approximately $166,000 and we received aggregate rental payments of approximately $45,000 from the third party and $5,000 from the related party for those sub-leases. In January 2006 we renewed our lease in Paramus, New Jersey. Currently we lease a total of 6,131 square feet, for aggregate annual lease payments of approximately $115,000. We also lease approximately 144 square meters in Beijing. In 2005, our aggregate annual lease payments for those premises were approximately $25,000. The rental agreements for the premises in Tel Aviv and New Jersey, United States, expire on December 31, 2008 and on January 15, 2011, respectively.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable

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

pg27

Overview

We provide innovative network test and service monitoring solutions for communications service providers and equipment vendors. We specialize in solutions for next-generation Cellular and Voice, Data and Video over IP networks. Our solutions are used to accelerate the development and installation of network equipment and to assure ongoing network service quality. Our products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation (the ability to collect network information for a 3rd party application).

General

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

We commenced operations in 1991. Since then, we have focused on developing and enhancing our products, building our worldwide direct and indirect distribution network and establishing and expanding our sales, marketing and customer support infrastructure.

Most of our revenues are generated in U.S. dollars or are dollar-linked and the majority of our expenses are incurred in dollars and, as such, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with generally accepted accounting principles in the United States.

Our technology vision is based on an architectural evolution of networking from simple connectivity of products to application systems, or as we refer to it, the Application Provider. As such, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G Cellular and triple-play networks. If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors. If it does not, however, our initiatives and investments in this area may be of no or limited value. As a result we cannot quantify the impact of new product introductions on our historical operations or anticipated impact on future operations.

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G Cellular and triple-play networks. During fiscal 2005, we continued to shift resources to the 3G Cellular segment and triple-play networks. While this potentially increases our exposure to changes in telecommunications industry conditions, we feel that this is a growing area and that we have the technology to capitalize on this market growth.

After commencing sales of our Performer in the first quarter of 2003, our revenues began to increase. By the end of 2005, our Performer family accounted for a full 89.7% of our revenues. In addition to the rise of 3G Cellular and triple-play network deployments, we began to record higher sales of our comprehensive monitoring solution. As a result of both of these developments, we enjoyed increased sales across all converged network product lines and the average size of our deals began to rise.

pg28

As we entered 2005, we articulated long-term financial priorities for seeking revenue growth while pursuing our profitability targets. Our results of operation for fiscal 2005 reflect these indicators. Net sales were $22.3 million, compared with $16.1 million in fiscal 2004. Net profit was $1.5 million, compared with a net loss of $1.7 million in fiscal 2004. We recorded a positive cash flow of $1.7 million for 2005 compared to a net cash burn of $2.2 million in 2004.

In 2006, we will continue to focus on our two major growth areas of 3G Cellular and triple-play networks with the goal of continuing to expand our sales and profits. With analysts projecting that the 3G market will eventually include 200-300 operators and an even larger number of next-generation wireline players, we believe there is a lot of room for additional growth. Having established momentum in North America and China, in 2006 we will increase our sales and marketing focus on Europe and the Far East, areas that offer us strong potential. Among the key external factors that will influence our 2006 performance are the continued improvement of the global telecommunications industry and our customers’ perspective regarding the prospects for improving conditions. Although we believe that our products are unique fits for the needs of some of the industry’s most rapidly growing segments, there can be no assurance that our sales will continue to increase.

Over the course of the fiscal year ended December 31, 2005, we saw further evidence of a recovery in the global telecommunications industry from the severe downturn that affected us in fiscal 2001 through 2003. This improvement in market conditions, coupled with increased capital spending by service providers, led to an increased rate of next-generation network deployment, and as a result an increased purchasing of our products by our customers in North America, Europe and the rest of the world.

Revenues. Our revenues are derived primarily from sales of our products and, to a lesser extent, from sales of post-contract customer support. Product revenues consist of gross sales of products, less discounts, refunds and returns.

 Cost of sales. Cost of sales consists primarily of our manufacturing costs, warranty expenses, allocation of overhead expenses and royalties to the Chief Scientist. Since 2001, we have increasingly shifted to a subcontracting model for the manufacture of our products. The shift from a manufacturing model to a subcontracting model has occurred mainly in the Performer product line, and the bulk of the manufacturing of the Performer products is subcontracted out. Prior to 2001, the functions performed by us and subcontractors were divided as follows:

RADCOM	Subcontractor
Planning	Assembly
Purchase component parts
Testing
Integration

As part of our plan to reduce product cost and improve manufacturing flexibility, we began to subcontract additional functions. Currently, the functions performed by us and subcontractors are divided as follows:

RADCOM	Subcontractor
Planning	Purchase component parts
Integration	Assembly
Testing

pg29

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

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, product mix and integration of other companies’ solutions into our own. The cost of material and related gross profit for the Performer is almost identical to that of our other products. As a result, the introduction of the Performer is not expected to have a long-term impact on our gross margin. However, during the initial launch and manufacturing ramp-up of a new product, our gross profit is generally lower as a result of manufacturing inefficiencies during that period. As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves. For example, in 2003, during the initial launch of the Performer, our gross profit was lower and subsequently improved.

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

Research and Development. Research and development costs consist primarily of salaries and, to a lesser extent, payments to subcontractors, raw materials and overhead expenses. We use raw materials to build prototypes of our hardware and software products. These prototypes have no value since they cannot be sold or otherwise capitalized as inventory. The allocation of overhead expenses consists of a variety of costs, including rent, office expenses (including telecommunications expenses) and administrative costs, such as human resources activities. The methodology for allocating these expenses depends on the nature of the expense. Costs such as rent and associated costs are based on the square meters used by the R&D department. Administrative costs such as human resources activities are allocated based on the number of employees in the department. There has been no change in methodology from year to year. These expenses have been partially offset by royalty-bearing grants from the Chief Scientist.

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions to manufacturers’ representatives, advertising, public relations, trade shows, promotional expenses, web site maintenance, public relations and overhead expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses and other general corporate expenses.

Financial Income, Net. Financial income, net, consists primarily of interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expenses paid on bank short-term loans.

pg30

Future Additional Expense for Stock-Based Compensation

The Financial Accounting Standards Board (FASB) has concluded that Statement 123(R), Share-Based Payment, which will require all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, become effective for public companies for fiscal years beginning after June 15, 2005. As a result of FASB Statement 123(R) we are required to record an expense for stock-based compensation plans which will result in ongoing accounting charges that will significantly reduce our net income. See the section entitled “Stock-Based Compensation” in Note 12 of the Notes to our Consolidated Financial Statements, for further information.

Summary of Our Financial Performance in Fiscal 2005

Our financial performance in the year ended December 31, 2005 once again improved over our performance in the previous year: our revenues increased by 39.1% to $22.3 million and our operating income increased to aproximatly $1.3 million.

During fiscal 2005, our cash, cash equivalents and short-term investments increased by $2.0 million, of which $1.4 million was provided by operating activities. $0.9 million was provided from the sale of stock under our stock option and employee share purchase and exercise of warrants. Capital expenditures in fiscal 2005 amounted to $0.3 million.

Revenues. We experienced a significant rise in sales from quarter to quarter (year over year) throughout 2005, reflecting a significant increase in deals from major operators throughout the world with growing strength in North America, an important focus region for us. In North America we saw revenue increases of 98.1%, due to the continuing improvement in market conditions discussed above and our successful penetration into a large CDMA service provider.

 Research and development. Since our future success will depend upon our ability to introduce new products addressing the changing demands of the telecommunications industry on a timely basis, we try to achieve a balance between the short-term and long-term challenges. Accordingly, in 2005 we scaled back our research and development workforce in a manner that we believe has not significantly affected our long-term development goals.

Sales and marketing. For marketing initiatives, we are taking advantage of the fact that potential customers for the Performer product line are larger and more well-known and that, as a result, our marketing efforts can be more focused. We focus on specific conferences rather than on general shows. Since the fourth quarter of 2004 we have seen a significant improvement in our booking and sales. In order to support this growing activity, we have increased our workforce and other expenses slightly in the areas of sales and marketing. In the Far East, we brought in an executive regional manager to begin addressing the significant opportunities in the region. In China, we built an infrastructure that enabled us to begin building the momentum of our sales and positioned us to take advantage of this very significant opportunity.

Organization of Our Business

Management receives sales information by product groups and by geographical regions. The cost of material and related gross profit for the Performer and the Prism is almost identical. Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e. are not allocated to product groups or geographical regions). Because a measure of operating profit or loss by product groups or geographical regions is not presented to the Company’s management, we have concluded that we operate in one reportable segment.

pg31

A.	RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,
	2003	2004	2005
Sales	100.0%	100.0%	100.0%
Cost of sales	43.7	31.9	33.1
Gross profit	56.3	68.1	66.9
Operating expenses:
Research and development	49.9	32.6	26.0
Less royalty bearing participation	17.8	10.7	7.8
Research and development, net	32.1	21.9	18.2
Sales and marketing	66.1	43.5	35.3
General and administrative	14.5	13.6	7.6
Total operating expenses	112.7	79.0	61.1
Operating income (loss)	(56.4)	(10.9)	5.8
Financial income, net	0.8	0.5	1.0
Tax on Income	-	-	-
Net income (loss)	(55.6)	(10.4)	6.8

Financial Data for Year Ended December 31, 2005 Compared with Year Ended December 31, 2004 and Year Ended December 31, 2003

Revenues
	Year ended December 31,			% Change	% Change
	(approximate $ in millions)			2004 vs.	2005 vs.
	2003	2004	2005	2003	2004
The Performer Family	7.6	13.6	21.0	78.9	54.4
Prism and others	3.6	2.5	1.3	(30.6)	(48.0)
Total revenues	11.2	16.1	22.3	43.8	38.5

Revenues. The increase in net sales in 2005 was primarily due to a significant rise in sales in North America. Our revenue increased 98.1% over 2004 due to the continuing improvement in market conditions discussed above and our successful penetration into a large CDMA service provider. In addition, with our award-winning Omni-Q solution, next-generation network testing, monitoring and performance management solution, we have successfully penetrated the service provider market. Due to the nature of the service provider orders which represents a potential for larger sales on average than do equipment vendors, the average size of our transactions began to increase.

Our sales network includes RADCOM Equipment, Inc., our wholly-owned subsidiary in the United States, as well as ten independent manufacturers’ representatives, and more than 45 independent distributors in over 50 other countries. The table below shows the sales breakdown by territory:

pg32

	Year ended December 31,				Year ended December 31,
	(approximate $ in millions)				(in percentage)
	2003	2004	2005	2003	2004	2005
North America	4.6	4.5	8.8	41.0%	27.7%	39.5%
Europe	4.1	8.5	8.6	36.4	53.1	38.6
Asia Pacific	2.2	2.3	3.3	20.0	14.3	14.8
Israel	0.1	0.5	0.8	0.8	3.1	3.6
Others	0.2	0.3	0.8	1.8	1.8	3.6
Total revenues	11.2	16.1	22.3	100.0%	100.0%	100.0%

The increase in sales in North America reflects mainly the deployment of 3G cellular networks. During 2005 we announced that we signed a multi million dollar contract with a major 3G CDMA mobile operator in North America. This major mobile operator in North America accounted for more than 10% of our sales in 2005. One of our distributors in Europe accounted for more than 10% of our sales in 2005.

Cost of sales and Gross profit

	Year ended December 31,
	(approximate $ in millions)
	2003	2004	2005
Cost of sales	4.9	5.1	7.4
Gross profit	6.3	10.9	14.9

Cost of sales. Since 2001, we increasingly shifted to a subcontracting model for the manufacture of our products. As a result, cost of sales consisted of fixed costs of approximately $1.3 million for 2005, $1.4 for 2004 and $1.4 milion for 2003. We believe that the reduction of our fixed manufacturing costs will ensure that our cost of sales fluctuates more directly in line with revenues.

Most of our revenues come from products that we develop internally, but in order to able to deliver a broader range of products and services to our customers in target markets we occasionally resell other companies’ solutions. The gross margins on these sales are lower than the products that we develop internally. In 2005 our gross margins decreased slightly because of the cost of integrating third party products into our solution. We believe that we can maintain the current level of gross margins and we do not expect that it will change dramatically.

Operating Costs and Expenses
	Year ended December 31,			% Change	% Change
	(approximate $ in millions)			2004 vs.	2005 vs.
	2003	2004	2005	2003	2004
Research and Development	5.6	5.2	5.8	(7.1)	11.5
Less Royalty-bearing participation	2.0	1.7	1.7	(15.0)	-
Research and Development, net	3.6	3.5	4.1	(2.8)	17.1

Sales and Marketing	7.4	7.0	7.9	(5.4)	12.9

General and Administrative	1.6	2.2	1.7	37.5	(22.7)
Total Operating Expenses	12.6	12.7	13.7	0.8	7.9

Research and Development. The increase in gross research and development expenses from 2004 to 2005 reflects our policy to support our growing activity and our long-term development goals. This increase reflected primarily an increase in the average number of research and development personnel. Research and development expenses, gross, increased from $5.2 million in 2004 to $5.8 million in 2005. As a percentage of total revenues, research and development expenses, gross, decreased from 32.6% in 2004 to 26.0% in 2005.

pg33

Sales and Marketing. In some regions of North America, we have started to sell our products to end-users directly, which has increased our salary and other expenses but this was partially offset by lower commissions paid to sales representatives. We have also expanded our sales and marketing activities in China with the goal of preparing ourselves to address the area’s emerging 3G market. The increase in sales and marketing expenses from 2004 to 2005, including primarily an increase in the average number of sales personnel and salary expenses, reflects these activities. Sales and marketing expenses increased from approximately $7.0 million in 2004 to approximately $7.9 million in 2005. As a percentage of total revenues, sales and marketing expenses decreased from 43.5% in 2004 to 35.3% in 2005.

General and Administrative. There was a decrease in general and administrative expenses compared to 2004. As in 2004, we recorded approximately $697,000 for litigation expenses and the settlement reached with Acterna LLC. This was partially offset by an increase in investor relation activities expenses. General and administrative expenses included a provision for bad debts and others totaling approximately $17,000 for 2005, $11,000 for 2004 and $8,000 for 2003.

Financial Income, Net. Financial income, net, was approximately $235,000 in 2005 compared to $78,000 in 2004. The increase in financial income, net, in 2005 compared to 2004 was due to higher prevailing rates of return, higher cash and cash equivalents, and the exchange translation gain that resulted from revaluation of the NIS against the US dollar. (See the section entitled “Impact of Inflation and Currency Fluctuations” below.)

Discussion of 2004 compared with 2003

The following discussion of 2004 compared with 2003 should be read in conjunction with the section of this report entitled “Financial Data for Year Ended December 31, 2005 Compared with Year Ended December 31, 2004 and Year Ended December 31, 2003”.

Revenues. The increase in net sales in 2004 was due to a gradual recovery in the global telecommunications environment coupled with increased capital spending by service providers, helping us to achieve increased sales across all converged network product lines. Two of our distributors in Europe each accounted for more than 10% of our sales in 2004.

Cost of sales. Cost of sales in 2003 included an inventory write-off of $960,000 taken during the first quarter. This write-off was made to reflect the reduced value of some of the Prism series components, caused by changing market conditions. In 2003, during the initial launch of the Performer, our gross profit was lower and subsequently improved. In 2004, the fixed costs of sales were approximately $1.4 million, the same as they were in 2003. Our gross margin in 2004 improved because of these stable costs and our increased revenues.

Research and Development. The decrease in gross research and development expenses from 2003 to 2004 reflects the results of our cost-cutting program, which was carried out in a manner that we believe has not significantly affected our long-term development goals.

Sales and Marketing. The decrease in sales and marketing expenses from 2003 to 2004 also reflects a reduction in commissions paid to sales representatives in the United States, which commissions are sales-based. In 2004, we increased our presence in the United States by appointing a new company president for our U.S. subsidiary. We started to sell our products in some regions of North America to end-users directly, which increased our salary and other expenses, but was partially offset by lower commissions paid to sales representatives.

pg34

General and Administrative. There was an increase in general and administrative expenses in 2004 related to the litigation expenses and the settlement reached with Acterna LLC. The total expense for the litigation process and for the settlement was approximately $697,000.

Financial Income, Net. The decrease in financial income, net, approximately $78,000 in 2004 compared to approximately $93,000 in 2003 was a result of the exchange translation loss that resulted from revaluation of the NIS against the U.S. dollar. (See the section entitled Impact of Inflation and Currency Fluctuationsbelow.)

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, from the proceeds of our 1997 initial public offering and from our 2004 private placement transaction. Cash and cash equivalents, marketable securities and short-term investments at December 31, 2003, 2004 and 2005 were approximately $5.6 million, $8.6 million and $10.5 million, respectively.

Net Cash Generated By/Used in Operating Activities. Net cash used in operating activities was approximately $4.4 million and $2.2 million in 2003 and 2004, respectively, while net cash generated from operations in 2005 was approximately $1.4 million. The positive net cash flow in 2005, was primarily due to net income of approximately $1.5 million, an increase of approximately $1.2 million in deferred revenues, an increase of approximately $138,000 in trade payables, a decrease of approximately $143,000 in inventory, a decrease of approximately $500,000 in other current assets and approximately $579,000 of depreciation and amortization. This was partially offset by an increase of approximately $2.5 million in trade receivables and a decrease of approximately $190,000 in other payables and accruals.

The trade receivables and days sales outstanding (DSO) are primarily impacted by payment terms, shipment linearity in the quarter and collections performance. The increase in trade receivables is due primarily to the increase in our total revenue, a higher concentration of shipments toward the end of the fourth quarter of 2005, which results in a shorter amount of time to collect the related accounts receivable and increased DSO, and payment terms extended to our customers.

The overall decrease in inventory was due to the impact of managing targeted lead times. All inventories are accounted for at the lower of cost or market.

The decrease in other current assets is primarily a result of a decrease in receivables from the Office of the Chief Scientist and prepaid expenses. The increase in trade payables is primarily due to the increase in purchases of inventory to meet our increased orders. The decrease in payables and accruals is primarily a result of a decrease of customers’ prepayments and decrease in commissions on sales paid to the manufacturer’s representative in North America. This was offset by an increase in royalties payable to the Chief Scientist, due to an increase in revenues and other accrued costs. The increase in the deferred revenues was primarily the result of an increase in the number of extended PCS warranties beyond the initial period in 2005. Revenues attributable to the extended PCS warranties are deferred at the time of the initial sale, and prorated over the contract period.

Net Cash Provided by/Used in Investment Activities. Investment activities have consisted of two components: purchase and sale of short-term investments and purchase of equipment. We invest cash that is surplus to our operating requirements in our short-term investment portfolio in order to get better interest rates. Purchase and sale of short-term deposits and marketable securities provided cash in the amount of approximately $3.0 million in 2003 as cash was withdrawn to assist with cash used in operating activities. In 2004, we invested surplus cash in the amount of $2.0 million and in 2005 we sold marketable securities which provided cash in the amount of $2.0 million. Net cash provided by (used in) investment activities in 2003, 2004 and 2005 was approximately $2.8 million, $(2.3) million and $1.7 million, respectively.

pg35

Purchase of equipment.  Purchases of equipment in 2003, 2004 and 2005 were approximately $222,000, $292,000 and $336,000, respectively. These expenditures were principally for computers and equipment purchases.

Net Cash Provided by Financing Activities. In 2003, net cash provided by financing activities was $4,000 from the exercise of stock options. In 2004, net cash provided by financing activities totalled approximately $5.4 million, $64,000 from the exercise of stock options and approximately $5.3 million from the private placement as described below. In 2005, net cash provided by financing activities totalled approximately $909,000, of which $184,000 came from the exercise of stock options and approximately $725,000 from the exercise of warrants from the private placement as described below.

Private Placement. In March 2004, we raised $5.5 million in a private placement, or PIPE, of ordinary shares and warrants. This equity financing enabled us, among other things, to sustain near-term specified compliance with certain continued listing requirements of the NASDAQ National Market. Under the PIPE transaction, we issued 3,851,540 of our ordinary shares at an aggregate purchase price of $5.5 million, or $1.428 per ordinary share. The investors in the PIPE included Star Ventures, B.C.S. Group, Yehuda Zisapel, Zohar Zisapel, and others. We also issued to the investors warrants to purchase up to 962,887 ordinary shares at an exercise price of $2.253 per share. The warrants are exercisable for two years from the closing of the PIPE. As part of the private placement, we filed a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The registration was declared effective by the SEC on December 10, 2004. We incurred expenses of approximately $189,000 in connection with the offering. Our net proceeds from the offering were approximately $5.3 million. In 2005 the investors exercised warrants to purchase 328,256 ordinary shares. Our net proceeds from these exercises were approximately $725,000.

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

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the office space leases and the distribution agreement with Bynet Electronics Ltd. (described in the section entitled “Related Party Transactions” below) in Israel are material to our operations. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease and distribution agreements and confirmed that they were not different than terms that could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on certain issues. In the event that the transactions with members of the RAD-Bynet Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

Impact of Inflation and Currency Fluctuations

Substantially all of our sales and most of our expenses are denominated in U.S. dollars or are dollar-linked. The currency of the primary economic environment in which our operations are conducted is, therefore, the dollar, which is our functional currency.

pg36

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

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar. In the fourth quarter of 2004, for example, the value of the NIS expressed in dollar terms increased significantly, raising our Israeli-based costs as expressed in dollars. Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS) exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year and 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter.

Our manufacturing facilities have been granted “Approved Enterprise” status under the “Investments Law” - the Law for the Encouragement of Capital Investments, 1959, as amended - and consequently are eligible, subject to compliance with specific requirements, for tax benefits beginning when such facilities first generate taxable income. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), and up to ten years (in respect of income derived from our Jerusalem facility) commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes. At December 31, 2005, we had net operating loss carry-forwards (unlimited in time) of approximately $16.5 million.

Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net loss carry-forwards of approximately $10.9 million available at December 31, 2005 for federal and state income tax purposes. These carry-forwards will offset future taxable income and expire in 2008 through 2024 for federal income tax purposes. Because of the complexity of these local tax provisions, it is not possible to anticipate the actual combined effective corporate tax rate which will apply to us. Our U.K. subsidiary had net loss carry-forwards of approximately $391,000 for U.K. tax purposes.

We recorded a valuation allowance for all of our deferred tax assets. Based on the weight of available evidence, it is more likely than not that all of the deferred tax assets will not be realized.

Government Grants and Related Royalties

The Government of Israel, through the Office of the Chief Scientist (the “OCS”), encourages research and development projects pursuant to the Law for the Encouragement of Industrial Research and

pg37

Development, 1984, commonly referred to as the “R&D Law”. We may receive from the Office of the Chief Scientist up to 50% of the research and development expenditures for particular projects. We recorded grants from the Office of the Chief Scientist totaling approximately $2.0 million in 2003, $1.7 million in 2004 and $1.7 million in 2005. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products funded with these grants. In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development. Royalties’ expenses relating to the OCS grants included in the cost of sales for years ended December 31, 2003, 2004 and 2005, were $424,000, $561,000 and $769,000 respectively. The total research and development grants that we have received from the OCS as of December 31, 2005, were $ 23.4 million. For projects authorized since January 1, 1999, the repayment interest rate is Libor. The accumulated interest as of December 31, 2005, was $ 2.1 million. As of December 31, 2005, the accumulated royalties paid to the OCS were $ 5.7 million. At December 31, 2005, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $19.8 million. For additional information, see “Item 4B - Information on the Company - Israeli Office of Chief Scientist”.

We are also obligated to pay royalties to the Israel-United States Binational Industrial Research and Development (BIRD) Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales revenues of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2005, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $300,000. Since 1995 we have not received grants from the BIRD Foundation.

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

Revenue recognition. Revenue from product sales is recognized, in accordance with Statement of Position (SOP) 97-2, “Software Revenue Recognition”, when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the vendor’s fee is fixed or determinable; and (4) collectability is probable. Amounts received from customers prior to product shipments are classified as advances from customers. With certain of our products, we provide a one-year free software update as part of the purchase price of our products, which includes bug-fixing solutions and a hardware warranty (“post customer support” or PCS). In these cases, revenue from PCS during the first year is recognized upon delivery of the product, since the following criteria are met: (1) the PCS fee is included with the initial licensing fee; (2) the PCS included with the initial license is for one year; (3) the estimated cost for providing PCS during the arrangement is insignificant; and (4) unspecified upgrades/enhancements offered during the PCS arrangements historically have been and are expected to continue to be minimal and infrequent.

For other products we provide PCS for two years. In these cases, revenue attributable to the PCS component is determined utilizing vendor-specific objective evidence for such service and deferred at the time of the initial sale and recognized ratably over the PCS period, in accordance with the provisions of SOP 97-2. After the PCS period, initially provided with our products, we sell extended PCS contracts, which include full software updates, new protocols included in the packages at time of purchase, and full hardware repair of all faulty units. Revenues attributable to the extended PCS are deferred at the time of the initial sale and recognized ratably over the contract period. We generally do not grant rights of return except for defective products for which a warranty allowance is recorded. However, in certain circumstances, we have granted limited rights of return. In these situations, we have deferred all revenue until the right of return has expired.

pg38

Most of our revenues are generated from sales to independent distributors. We have a standard contract with our distributors. Based on this agreement, sales to distributors are final and distributors have no rights of return or price protection. Usually, we are not a party to the agreements between distributors and their customers.

In certain circumstances, we have granted limited rights of return and in such situations, we do not recognize revenue. The distributors do not need to disclose to us their customers’ names, prices or date of order. To the best of our knowledge, a distributor places an order with us after they receive an order from their end-user, and do not hold our inventory for sale. Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer. Usually, we are not a party to the agreements between distributors and their customers. According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to their customers. This is a final sale, and there are no rights of return. In practice, the distributors pay full price for the hardware; we give them a special discount for the software and allow distributors to receive all new software packages as they are released. The distributor cannot sell this equipment to the end-user; the license is only for the distributor. We do not consider this a benefit to the distributors since we sell only the demo systems with a special software discount.

We also generate sales through independent manufacturer's representatives. These representatives do not hold any of our inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly and then pay commissions to the manufacturer's representative for the sales in their territory. We report sales through independent manufacturer's representatives on a gross basis, based on the indicators of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Allowance for product warranty. Our products sold are generally covered by a warranty for periods ranging from one to two years. In respect of contracts where the PCS was recognized upon delivery, we recorded an appropriate provision. .

Trade receivables. Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when we think it is probable that we will be unable to collect all amounts, after taking into account current information regarding the customer’s ability to repay its obligations. The balance sheet allowance for doubtful accounts for all periods through December 31, 2005, is determined as a specific amount for those accounts the collection of which is uncertain. If our customers’ ability to repay their obligations diminishes in the future, the actual allowance for doubtful accounts may not be adequate.

Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. Inventory write-off and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. Spare parts and raw materials that are no longer used in producing our product are written down to their fair market value. If changes in the market conditions or changes in the company’s products occur in the future, it is possible that additional write-off will be made at such time. In addition, we add to the cost of finished products and work in process held in inventory the overhead from our manufacturing process. If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

pg39

Stock option plans. Through December 31, 2005, we elected to follow the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" of APB Opinion No. 25 ("FIN 44"), in accounting for its stock option plans for employees and directors rather than adopting the alternative fair value accounting provided under SFAS No. 123, "Accounting for Stock-Based Compensation". Under the intrinsic value-based method, compensation is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Therefore, we have not recorded any compensation expense for stock options we granted to our employees where the exercise price equals the fair market value of the stock on the date of grant, and the exercise price and number of shares eligible for issuance under the options and vesting period are fixed. However, where the exercise price is less than the fair market value of the stock on the date of grant, compensation expense was recognized. Deferred compensation is amortized to compensation expense over the vesting period of the options on a straight−line method, generally four years. We have adopted the disclosure requirements of SFAS No. 123.

Stock option plans - SFAS 123R. In December 2004, FASB issued SFAS No. 123, which addresses the accounting for share-based payment transactions in which employee services are received in exchange for equity instruments of a company, liabilities that are based on the fair value of a company's equity instruments, or an undertaking that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expenses be recognized in the statement of operations rather than disclosing the pro forma impact of the stock-based compensation as we currently disclose in Note 7 to the financial statements. SFAS 123R provides two tentative adoption methods: The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation costs for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date’s fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123. Accordingly, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for fiscal years beginning after June 15, 2005. We expect that the adoption of this standard will reduce our net income in 2006 by approximately $472,000. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2006.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

 See “Item 4—Business Overview—Research and Development” and “Business Overview—Proprietary Rights.”

D.	TREND INFORMATION

Telecommunications and data communications equipment developers and manufacturers and carriers are the principal end-users of a large percentage of our products. From 2001 through the first half pg40

of 2003, the telecommunications industry in much of the world, including in our principal geographic markets, has been experiencing a slowdown, resulting in decreases and delays in the procurement and deployment of new telecommunications equipment. Although some markets have stabilized, the level of capital expenditures remains low, and many developers and manufacturers in markets throughout the world continue to experience a low level of sales and revenues. As a result of the foregoing, we experienced a significant decline in demand for our products in 2001, 2002, and the first half of 2003, resulting in a significant decline in sales and revenues. In addition, we have been affected by reduced market demand for our Prism product line. In the second half of 2003, we perceived an improvement in the general market for telecommunications equipment, particularly in the cellular segment of the market.

In 2005, there was increased spending in the industry by service providers, compared to 2004, as they began to expand and upgrade their networks, including next-generation wireless technologies and Voice over Internet Protocol, or IP, solutions. This increase in industry spending was strongest with the build-up of new technologies in both established and emerging markets. For example, throughout 2004 and into 2005 we announced several new contracts. Our traditional large competitors remain strong and focused on certain key factors, such as customer relationships, repeat sales to their customer base, innovative and reliable products, services and price. In 2006, we expect that these trends will continue; however, the rate of increase may be slower. Revenue growth generated from spending by our customers in the above areas of our business is expected to be partially offset by revenue declines from customers limiting their investments in network testing as they focus on maximizing return on invested capital.

E.	OFF BALANCE SHEET ARRANGEMENTS

 Not applicable.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

 The following table of our material contractual obligations as of December 31, 2005, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(in thousands US$)
Property Leases	$2,137	$635	$1,273	$224	$5
Open purchase orders	1,233	1,233	--	--	--
Operating Leases	1,233	458	722	53	--
Total	$4,603	$2,326	$1,995	$277	$5

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

pg41

In addition, we are required to pay royalties as percentages from the revenues derived from products incorporating know-how developed from reaserch and development grants from the Office of the Chief Scientist (the “OCS”). Royalty rates were 3%-3.5% in 2003 and 3.5% in 2004 and subsequent years. As of December 31, 2005, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $19.8 million and our contingent liability to the Bird Foundation in respect of funding received was approximately $300,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Further, we provided a performance guarantee in favor of a customer from Bank Hapoalim in Israel amounting to $393,000 as of December 31, 2005.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

 The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	57	Chairman of the Board of Directors
Arnon Toussia-Cohen	51	President, Chief Executive Officer
David Zigdon	49	Vice President Finance and Chief Financial Officer
Hanan Klainer	45	Vice President Sales and Marketing
David Ripstein	39	General Manager, Products and Technologies
Avi Zamir	49	President of RADCOM EQUIPMENT Inc.
Ilan Bar	45	Chief Technology Officer
Ruth Koren	49	Vice President Human Resources
Michael Shilinger	51	Vice President Operations
Uzi Yahav	51	Vice President Business Development
Rony Ross (1) (2)	56	Director and chairwoman of the Audit Committee.
Zohar Gilon (2)	58	Director and Audit Committee member.
Dan Barnea (1) (2)	61	Director and Audit Committee member.

(1) External Director
(2) Independent Director

Mr. Zohar Zisapel, a co-founder of our company, has served as our Chairman of the Board since our inception. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is a director of two other public companies RADVision Ltd., and Ceragon Ltd. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

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

pg42

Mr. Hanan Klainer, our Vice President of Sales, joined us in 1998 as Regional Marketing Manager and was then promoted to the position of Vice President of Sales. Prior to joining us, he worked with Scopus Video Networks where he was Marketing Manager. Before that, he worked at Orbotech as Technical Marketing Manager for the Japanese Market. Mr. Klainer has a B.Sc. degree in electronic engineering from Tel Aviv University and an Executive M.B.A. from the Hebrew University in Jerusalem.

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

Mr. Avi Zamir, President of our wholly-owned U.S. subsidiary, RADCOM Equipment, Inc., rejoined us in May 2004. Mr. Zamir also serves as a director of RADCOM EQUIPMENT Inc. From 1999 to 2004, Mr. Zamir was co-founder of Business Layers Inc., a company that focuses on eProvisioning solutions, which allow organizations to transform business rules and changes into a set of corresponding IT activities. Prior to that, from 1993 to 1999 Mr. Zamir was the President of RADCOM EQUIPMENT Inc. Mr. Zamir has a practical engineering qualification from Ort Yad-Singalovski, Tel Aviv.

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

Ms. Ruth Koren, our Vice President of Human Resources, joined us in March 2000. From June 1997 to February 2000, she was Vice President of Human Resources and Operations & Public Relations at SPL Worldgroup, a global software company. Ms. Koren has a B.A. degree in Psychology from Bar-Ilan University.

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

Mr. Uzi Yahav, our Vice President of Business Development, joined us in November 2005. From 2002 to October 2005, he was the Vice President of Marketing and Business Development at Optibase Ltd. a developer of IPTV solutions for major operators and carriers worldwide. From 1999 to 2002, Mr. Yahav was the Vice President of Marketing at Be Connected Ltd. a subsidiary of Telrad Networks Ltd., a developer of integrated telecommunication solution for carriers. Prior to that, he was the Product Manager for advanced wireless solutions at Teledata Networks Ltd. Mr. Yahav has a B.Sc. degree in Electrical Engineering from Ben Gurion University, and an MBA degree from Haifa University.

Ms. Rony Ross has served as a Director since December 2000. She is the Executive Chairperson and founder of Panorama Software Ltd., a developer and marketer of Business Intelligence and on-line analytical processing (OLAP) systems and has been its Chief Executive Officer from 1993 until 2002. Ms. Ross has over 25 years experience in the software and hi-tech industry. Ms. Ross is also a director of Fundtech. She holds a B.Sc. degree in Mathematics and Statistics from Tel Aviv University, an M.B.A. degree from the Recanati Management School of Tel Aviv University and an M.Sc. degree in Computer Science from the Weizmann Institute of Science.

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

pg43

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

The aggregate direct remuneration paid to all of our directors and officers as a group (13 persons) for the year ended December 31, 2005 was approximately $1.2 million. This amount includes approximately $179,000, which was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period.

As of December 31, 2005, our directors and officers as a group held options to purchase an aggregate of 2,062,800 ordinary shares. Other than the options granted to our directors under the Directors Share Incentive Plan (1997), the 2001 Share Option Plan, the International Employee Stock Option Plan and the 2003 Share Option Plan and reimbursement for expenses, we do not compensate our directors for serving on our Board of Directors.

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

In July 2005 our Board of Directors resolved to increas the shares available under RADCOM Ltd. 2003 Share Option Plan by a transfer of 135,000 shares from the Company’s older share incentive plans and a corresponding reduction in ordinary shares available under those plans, in respect of which shares had been reserved, but not issued.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement Number 123 (revised 2004), or “Share-Based Payment”, “FAS No.123 (R)”, which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and will be effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of FAS No.123 (R) will require us to record an expense for stock-based compensation plans commencing in the first quarter of 2006 and will result in ongoing accounting charges that will significantly reduce our net income. See Note 12 of the Notes to Consolidated Financial Statements for further information..

As of December 31, 2005, we have granted options to purchase 4,093,494 ordinary shares, of which options to purchase 981,440 ordinary shares have been exercised and options to purchase 3,112,054 ordinary shares remain outstanding. An additional 957,003 ordinary shares are reserved for issuance under our stock option plans.

pg44

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

•
The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company’s Board of Directors is required to include at least one external director. Both Rony Ross and Dan Barnea qualify as external directors under the Companies Law. At least one of the external directors has been appointed to each of the committees.

pg45

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

pg46

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

Nominating Committee

Our nominees to the board of directors are selected or recommended to the board by our Audit Committee which performs the function of a Nominating Committee, and is comprised solely of independent directors provided that no such recommendation shall be required in cases, if any, where the right to nominate a director legally belongs to a third party. The written procedures addressing the nominating process, was approved by our Board of directors .

Compensation Committee

The compensation payable to executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors. Our Audit Committee which is comprised solely of independent directors also serves as a Compensation Committee.

D.	EMPLOYEES

As of December 31, 2005, we had 152 permanent and temporary employees worldwide, of which 70 were employed in research and development, 48 in sales and marketing, 14 in management and administration and 20 in operations. As of December 31, 2005, 131 of our employees were based in Israel, 14 were based in the United States and 7 were based in Spain and China. All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us. We are subject to labor laws and regulations in Israel and the United States. We and our Israeli employees are also subject to certain provisions of the general collective agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees are represented by a labor union and we have not experienced any work stoppages.

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 28, 2006. The percentage of outstanding ordinary shares is based on 16,063,377(3) ordinary shares outstanding as of March 28, 2006.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned(2) (3)
Zohar Zisapel(4)	3,343,042	20.7%
Arnon Toussia-Cohen(5)	360,000	2.2%
David Zigdon(6)	175,250	1.1%
All directors and executive officers as a group (13 persons) (1) (2) (7)	4,531,092	26.1%

pg47

________________________

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 28, 2006.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 28, 2006.

(3)	The number of outstanding ordinary shares does not include shares that were repurchased by us.
(4)
Includes beneficial ownership of ordinary shares held by RAD Data Communications Ltd and Klil and Michael Ltd, Israeli companies and 105,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 28, 2006.

(5)	Includes 360,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 28, 2006.
(6)	Includes 175,250 ordinary shares issuable upon exercise of options exercisable within 60 days of March 28, 2006.
(7)
Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of March 28,2006) and have therefore not been separately disclosed.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 28, 2006, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3) (4)	3,343,042	20.7%
Yehuda Zisapel(3) (5)	2,027,161	12.6%
RAD Data Communications Ltd (6).	177,841	1.1%
John Henderson (7)	1,309,134	8.2%
Dr. Barel Meir (8)	803,594	5.0%

pg48

______________
(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 28, 2006.

(2)
The percentage of outstanding ordinary shares is based on 16,063,377 ordinary shares outstanding as of March 28, 2006. For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 28, 2006.

The number of outstanding ordinary shares does not include shares that were repurchased by us.

(3)	Includes beneficial ownership of Messrs. Zohar Zisapel and Yehuda Zisapel of ordinary shares held by RAD Data Communications Ltd., an Israeli company.
(4)
Includes 177,841 ordinary shares owned of record by RAD Data Communications, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company and 105,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 28, 2006. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

(5)
Includes 177,841 ordinary shares owned of record by RAD Data Communications and 910,360 ordinary shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

(6)
Messrs. Zohar and Yehudah Zisapel have shared voting and dispositive power with respect to the shares held by Rad Data Communications Ltd. The shares held by Rad Data Communications Ltd. are reflected under Zohar Zisapel’s and Yehuda Zisapel’s names in the table.

(7)	This information is based on Mr. Henderson’s Schedule 13-G filing on March 20, 2006.
(8)
This information is based on Dr. Barel’s report to us on March 27, 2006. Includes 746,194 ordinary shares owned of record by Star Growth Enterprise (“Growth”), a German Civil Law Partnership (with limitation of liability), and 57,400 ordinary shares owned of record by SVM Star Ventures Managementgesellschaft mbH Nr. 3 (“SVM 3”). Growth is managed by SVM 3. Dr. Meir Barel is the sole director and primary owner of SVM 3. Dr. Barel has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the shares beneficially owned by SVM 3 and by Growth. SVM 3 has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, the shares beneficially owned by Growth. Dr. Barel disclaims beneficial ownership of the shares held by Growth except to the extent of any pecuniary interest therein.

B.	RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and principal shareholders of our company. Zohar Zisapel is our Chairman of the Board of Directors. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group. Such other corporations include: RAD Data Communications Ltd.; RADVision Ltd.; BYNET Data Communications Ltd.; BYNET SAMECH LTD.; BYNET SYSTEMS APPLICATIONS LTD.; BYNET ELECTRONICS LTD. (a non-exclusive distributor in Israel for us); and AB-NET Communication Ltd.

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

pg49

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels. Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus might be deemed to be competitive with) our products. We incorporate into our product line (i) a software package for SNA decoding and a microcode for the programming of a certain chip that is included in our LAN hardware and (ii) a software package for voice-over-IP simulation (H.323, SIP), both of which we purchased from members of the RAD-BYNET Group. The aggregate amounts of such purchases were approximately $28,000, $30,000 and $30,000 in 2003, 2004 and 2005, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties. In some cases, the RAD-BYNET group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services. Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own. The aggregate amounts of such purchases were approximately $45,000, $65,000 and $63,000 in 2003, 2004 and 2005, respectively.

Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services. The aggregate amounts of such reimbursements were approximately $35,000, $83,000 and $45,000 in 2003, 2004 and 2005, respectively.

We currently lease office premises in Tel Aviv and Paramus, New Jersey, and manufacturing premises in Jerusalem from an affiliate. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space. Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties. The aggregate amount of lease payments were approximately $628,000, $621,000 and $526,000 in 2003, 2004 and 2005, respectively. We also sub-lease 276 square feet of the New Jersey premises to a related party, and in 2005 received aggregate rental payments of approximately $5,000.

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS LTD. a related party. We sell our products and services to BYNET on the same terms and conditions as it sells to unrelated Israeli distributors with which it has distribution agreements. The aggregate amounts of such sales were approximately $134,000, $345,000 and $773,000 in 2003, 2004 and 2005, respectively.

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

pg50

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Other Financial Information

In 2005, the amount of our export sales was approximately $21.5 million, which represented 96.4% of our total sales.

Legal Proceedings

On June 30, 2005, we received letters from legal counsel of another company claiming that the technology we currently use in the assembly of one of our products infringes upon certain patents owned by the other company. After correspondence between the parties over several months we met in person in December 2005, and tried to demonstrate that we do not infringe the company’s patent. We cannot predict whether a lawsuit will be instituted, and if so, what its impact or chances of success will be. We and our legal counsel are of the opinion that the claim is without merit and that our product does not infringe upon any patent. In the event of a lawsuit we plan to defend ourselves vigorously. In addition, even if the claims are found to have merit, we believe we can continue to assemble our product using alternative technologies.

On November 2, 2005, we were served with a claim in the amount of approximately $623,000 by Qualitest Ltd. an Israeli company which used to be a nonexclusive distributor of our products in Israel. Qualitest claims that we breached an exclusive distribution agreement. On December 25, 2005, we filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately $131,000 for unpaid invoices. The case has been brought before an arbitrator, the Honorable Judge (Retire) Amnon Strashnov. At this early stage, we canot predict our chances of success in this matter.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.    SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there has been no material change in our financial position since December 31, 2005.

ITEM 9.  THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

The following table sets forth the high and low bid prices of our ordinary shares as reported by the Nasdaq National Market for the calendar periods indicated:

	High	Low

2001	$4.75	$0.74
2002	$2.67	$0.35
2003	$2.19	$0.64
2004	$2.78	$1.00
2005	$3.59	$1.35

pg51

2004
First Quarter	$2.78	$1.25
Second Quarter	$1.99	$1.29
Third Quarter	$1.77	$1.00
Fourth Quarter	$2.66	$1.16
2005
First Quarter	$3.30	$2.22
Second Quarter	$2.66	$1.45
Third Quarter	$2.78	$1.35
Fourth Quarter	$3.59	$1.76
2006
First Quarter (through March 27, 2006)	$5.23	$2.99
Most recent six months
September 2005	$2.36	$1.90
October 2005	$2.54	$1.76
November 2005	$3.40	$2.20
December 2005	$3.59	$2.81
January 2006	$4.74	$2.99
February 2006	$5.23	$3.84
March 2006 (through March 27, 2006)	$5.23	$3.92

Dual Listing
In addition to trading on the NASDAQ National Market, on February 20, 2006, our ordinary shares began trading on the Tel Aviv Stock Exchange. According to a publication of the Israeli Tax Authorities, sales of securities of an industrial company, such as us, by individuals and companies to whom Chapter B of the Inflationary Law does not apply will continue to enjoy benefits of a lower Israeli capital gains tax after a dual listing.

The following table sets forth the high and low bid prices of our ordinary shares as reported by the Tel Aviv Stock Exchange for the calendar periods indicated:

2006
	High	Low
First Quarter (February 20, 2006 through March 27, 2006)	$5.11	$4.10

Most recent months
February 2006 (from February 20, 2006)	$5.11	$4.29
March 2006 (through March 27, 2006)	$5.00	$4.10

B.	PLAN OF DISTRIBUTION

Not applicable.

pg52

C.	MARKETS

Since our initial public offering on September 24, 1997, our ordinary shares have been traded on the Nasdaq National Market under the symbol RDCM, and since February 20, 2006, our ordinary shares have been traded also on the Tel Aviv Stock Exchange (TASE) under the symbol "רדקם". Prior to September 24, 1997, there was no market for our ordinary shares.

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

pg53

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

information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his position; and

all other important information pertaining to such actions.

pg54

The duty of loyalty of an office holder includes a duty to:

refrain from any conflict of interest between the performance of his or her duties for the company and the performance of his or her other duties or personal affairs;

refrain from any activity that is competitive with the company;

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

Under the Companies Law, the Board of Directors may approve a transaction between the company and an office holder or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, the transaction requires the approval of the audit committee and the Board of Directors, in that order. In certain circumstances, shareholder approval may also be required. An office holder who has a personal interest in a transaction that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at such meeting or vote on such transaction, unless a majority of the members of the Board of Directors or the audit committee, as the case may be, also have a personal interest. If a majority of the members of the Board of Directors or the audit committee, as the case may be, also have a personal interest, shareholder approval is also required.

Changing Rights of the Shareholders

The company may change the rights of owners of shares of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock. An enlargement of a class of stock is not considered changing the rights of such class of stock.

Shareholder Meetings

pg55

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

pg56

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

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

· a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances ;

· reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to to a criminal offense that does not require proof of criminal intent; and

· reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

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

pg57

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

pg58

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

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Tax Ordinance , which came into effect ion January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: 31% for the 2006 tax year and 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

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

pg59

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

deductions over an eight-year period for purchases of know-how and patents;

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

Taxable gains on certain listed securities ( which are taxed at a reduced tax rate with respect to individuals) are taxable at the Company Tax rate in certain circumstances. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains deriving from the sale of traded securities are included in the Tax Ordinance and the Adjustments Law no longer includes provisions in this regard.

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

pg60

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

Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) Israeli companies publicly traded on Nasdaq or on a recognized stock market or regulated market in a country that has a treaty for the prevention of double taxation with Israel, or (ii) Israeli companies publicly traded both on the Tel Aviv Stock Exchange and on Nasdaq or on a recognized stock market or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as RADCOM ). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law (that were taxed at Corporate Tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Material Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as RADCOM ), provided such shareholders did not acquire their shares prior to the issuer’s initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

pg61

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investments Law, dividends generated by an Approved Enterprise (or Benefiting Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefiting Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year , are generally taxed at a rate of 12.5%.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax on Sales of Our Ordinary Shares” above.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the “Investments Law”, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise. See discussion below regarding an amendment to the Investment Law that came into effect in 2005.

pg62

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

pg63

In 1994, our investment program in our Tel Aviv facility was approved as an Approved Enterprise under the Investments Law. We elected the alternative package of benefits in respect thereof. Our program for expansion of our Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994 and the approval thereof was received in February 1995. As we selected the alternative package of benefits for our program, once we begin generating taxable net income we will be entitled to a tax exemption with respect to the additional income derived from that program for six years and will be taxed at a rate of 10%-25%, depending on the level of foreign investment, for one additional year. The period of benefits remaining under such approvals will be expired in 2006. The approval provides that the tax rates on income allocated to our research and development and marketing and management activities (which are located in Tel Aviv) are to be determined by the Israeli tax authorities. The approval also provides that the six-year period may be extended to ten years if our application to the Investment Center for recognition as a “high technology” facility is approved. In this case we would not be entitled to an additional year at the 10%- 25% tax rate. In letters dated May 30, 1996 and June 16, 1996, the Israeli tax authorities provided that, for the purpose of determining our tax liability, our income will be allocated to our manufacturing plant (which is located in Jerusalem) and to our research and development center (in Tel Aviv), according to the formula described below. Income allocated to the manufacturing plant will benefit from a six-year tax exemption , and for the year immediately following, will be taxed at a rate of 10%-25%, depending on the level of foreign investment, or benefit from a ten year tax exemption , while income allocated to the research and development center will benefit from a two-year exemption and for a five-year period immediately following will be taxed at a 10%-25% rate. The tax authorities further provided that the income allocated to our research and development center will be in an amount equal to the expenses of such center (after deducting the grants from the office of the Chief Scientist and adding royalties paid to the office of the Chief Scientist as well as a pro rata portion of our general and administrative expenses) plus a certain portion of our profit derived from our industrial activities, calculated as follows. If we are not profitable, no profits before tax will be allocated to the research and development center. If profits do not exceed 35% of sales, the profits allocated to the research and development center will be at a rate equal to our rate of profits on our sales, plus 5%, up to a maximum of 35%. In the event that profits exceed 35% of sales, the research and development center will be allocated profits at a 35% rate. The letter also states that the Israeli tax authorities may reexamine the above arrangement in 1998 or when we are granted an approval for an additional expansion, whichever is earlier, based on development in the manufacturing plant, the number of employees employed therein and its location. Any such new arrangement would be applied only with respect to tax years following the year in which we were notified of an intention to reexamine the arrangement.

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

pg64

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Enterprise. A company wishing to receive the tax benefits afforded to a Benefiting Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefiting Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefiting Enterprise are determined, as applicable to RADCOM, according to one of the following new tax routes:

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years is available, depending on the geographic location of the Benefiting Enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Enterprise; and

A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS five million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS five million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

pg65

In December 2005, based on this amendment, we notified the Income Tax Authorities that 2004 fiscal year was chosen as the selected year for additional expansion of our Approved Enterprise.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

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

pg66

Each holder of our ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

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

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These pg67

limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

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

Passive Foreign Investment Company Status. We would be a passive foreign investment company (a “PFIC”) for 2005 if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year was passive income or the average percentage (by value) of our passive assets during the taxable year was at least 50 percent. As discussed below, we believe that we were not a PFIC for 2005.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

pg68

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

We believe that we were not a PFIC for 2005, 2004 or any year prior to 2001, based upon our market capitalization during each such year. Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares, unless:

such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

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

pg69

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 FStreet, N.E ., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

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

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

pg70

The initial public offering of our ordinary shares, NIS 0.05 per share, commenced on September 24, 1997, and terminated after the sale of all the securities registered. The managing underwriters of the offering were Unterberg Harris, Pennsylvania Merchant Group Ltd. and Fahnestock & Co., Inc. We registered 2,645,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over-allotment option. Of such shares, we sold 2,645,000 ordinary shares at an aggregate offering price of approximately $25.1 million ($9.50 per share). Under the terms of the offering, we incurred underwriting discounts and commissions of approximately $1.7 million. We also incurred estimated expenses of $1.3 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $22.1 million. As of December 31, 2005, approximately $0.3 million of the net proceeds has been used for the construction of facilities; $7.6 million has been used for the purchase and installation of machinery and equipment; approximately $0.3 million has been used for the repurchase of 123,372 of our ordinary shares; and approximately $9.5 million has been used for operational expenditures.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Zohar Gilon is our “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Gilon qualifies as an “independent director” under the Nasdaq rules.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held in September 2005, our shareholders re-appointed Somekh Chaikin, an independent registered public accounting firm, a member of KPMG International, or KPMG Somekh Chaikin, to serve as our independent auditors.

KPMG Somekh Chaikin billed the following fees to us for professional services in each of the last two fiscal years:

pg71

	Year Ended December 31,
	2005	2004
Audit Fees	$65,000	$48,000
Audit-Related Fees	-	$3,000
Tax Fees	$5,000	$5,000
All Other Fees	-	-
Total	$70,000	$56,000

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

pg72

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

(11)Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001.

(12) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003.

pg73

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADCOM LTD.

By: /s/ Arnon Toussia-Cohen
Name: Arnon Toussia-Cohen
Title:   Chief Executive Officer
Date:   March 29, 2006

pg74

Radcom Ltd.

(an Israeli Corporation)
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2005

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries
Consolidated Financial Statements as of December 31, 2005

Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2005 and 2004	F-3 - F-4

Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003	F-5

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2005, 2004 and 2003	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003	F-7 - F-8

Notes to the Consolidated Financial Statements as of December 31, 2005	F-9 - F-41

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Radcom Ltd.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (an Israeli Corporation) (the "Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 27, 2006

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries
Consolidated Balance Sheets

	December 31
	2005	2004
Assets	US$ (in thousands)	US$ (in housands)
Current Assets (Note 9A7)
Cash and cash equivalents (Note 9A1)	10,520	6,558
Marketable securities (Note 9A2)	-	1,992
Trade receivables, net (Note 9A3)	7,856	5,341
Inventories (Note 9A4)	1,938	2,400
Other current assets (Note 9A5)	380	880

Total current assets	20,694	17,171

Assets held for severance benefits (Note 5)	1,863	1,784

Property and equipment, net (Note 4)	1,233	1,174

Total Assets	23,790	20,129

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Balance Sheets

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)
Liabilities and Shareholders' Equity

Current Liabilities (Note 9A7)
Trade payables	2,148	2,027
Current deferred revenue	1,545	889
Other payables and accrued expenses (Note 9A6)	4,014	4,204

Total current liabilities	7,707	7,120

Long-Term Liabilities
Long-term deferred revenue	1,161	583
Liability for employees severance pay benefits (Note 5)	2,437	2,402

Total long-term liabilities	3,598	2,985

Total liabilities	11,305	10,105

Commitments and contingencies (Note 6)

Shareholders' Equity (Note 7)
Share capital *	107	101
Additional paid-in capital	44,613	43,698
Accumulated other comprehensive loss	-	(13)
Accumulated deficit	(32,235)	(33,762)

Total shareholders' equity	12,485	10,024

Total Liabilities and Shareholders' Equity	23,790	20,129

/s/ Arnon Toussia-Cohen	/s/David Zigdon
Arnon Toussia-Cohen	David Zigdon
Chief Executive Officer	Chief Financial Officer

Date: March 27, 2006

*
39,990,680 Ordinary Shares of NIS 0.05 par value ("Ordinary Shares") authorized and 9,320 Deferred Shares of NIS 0.05 par value authorized as of December 31, 2005 and 2004; 14,958,477 and 14,438,348 Ordinary Shares issued and outstanding as of December 31, 2005 and 2004, respectively, and 9,320 Deferred Shares issued and outstanding as of December 31, 2005 and 2004.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries
Consolidated Statements of Operations

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Sales (Note 9B1)	22,340	16,055	11,203
Cost of sales	7,398	5,127	(1) 4,894

Gross profit	14,942	10,928	6,309

Operating expenses:
Research and development	5,815	5,232	5,593
Less - royalty-bearing participation (Note 6A1)	1,735	1,722	1,997

Research and development, net	4,080	3,510	3,596

Sales and marketing	7,881	6,983	7,411
General and administrative	1,689	2,191	1,620

Total operating expenses	13,650	12,684	12,627

Operating income (loss)	1,292	(1,756)	(6,318)

Financing income, net (Note 9B2):
Financing income	270	118	111
Financing expenses	(35)	(40)	(18)
Financing income, net	235	78	93

Income (loss) before taxes on income	1,527	(1,678)	(6,225)
Taxes on income (Note 8)	-	-	-

Net income (loss) for the year	1,527	(1,678)	(6,225)

Income (loss) per share :
Basic net income (loss) per Ordinary Share (US$)	0.10	(0.12)	(0.59)
Diluted net income (loss) per Ordinary Share (US$)	0.10	(0.12)	(0.59)
Weighted average number of Ordinary Shares used to
compute basic net income (loss) per Ordinary Share	14,696,090	13,453,509	10,493,184
Weighted average number of Ordinary Shares used to
compute diluted net income (loss) per Ordinary Share	15,561,585	13,453,509	10,493,184

(1) See Note 3.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

				Accumulated
	Share capital		Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	Shareholders'
	shares	Amount	capital	loss	deficit	equity
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Balance as of
December 31, 2002	10,492,050	57	38,146	-	(25,859)	12,344

Changes during 2003:
Net loss for the year	-	-	-	-	(6,225)	(6,225)
Employees' stock
option compensation	-	-	123	-	-	123
Exercise of options	14,826	*-	4	-	-	4
Balance as of
December 31, 2003	10,506,876	57	38,273	-	(32,084)	6,246

Changes during 2004:
Net loss for the year	-	-	-	-	(1,678)	(1,678)
Net unrealized loss on
available for sale securities	-	-	-	(13)	-	(13)
Comprehensive loss						(1,691)

Issuance of Ordinary
Shares and detachable
warrants, net of issuance
expenses of US$ 189
thousand **	3,851,540	42	5,269	-	-	5,311
Employees' stock
option compensation	-	-	94	-	-	94
Exercise of options	79,932	2	62	-	-	64
Balance as of
December 31, 2004	14,438,348	101	43,698	(13)	(33,762)	10,024

Changes during 2005:
Net income for the year	-	-	-	-	1,527	1,527
Reclassification
adjustment for loss
on available for sale
included in net income	-	-	-	13	-	13
Comprehensive income						1,540

Employees' stock
option compensation	-	-	12	-	-	12
Exercise of options	191,873	2	182	-	-	184
Exercise of warrants, net
of issuance expenses of
US$ 14 thousand	328,256	4	721	-	-	725
Balance as of
December 31, 2005	14,958,477	107	44,613	-	(32,235)	12,485

*    Less than 1 thousand.
**  See Note 7A2.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Cash flows from operating activities:
Net income (loss) for the year	1,527	(1,678)	(6,225)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:

Depreciation	579	797	1,145
Decrease (increase) in value and accrued interest from
marketable securities	5	(5)	-
Decrease in value and accrued interest, net,
from short-term bank deposits	-	-	6
Loss from sale of property and equipment	-	9	7
Employees' stock option compensation	12	94	123
Increase (decrease) in severance pay, net	(44)	(89)	81
Increase in trade receivables, net	(2,515)	(1,572)	(786)
Increase in deferred revenue	1,234	414	467
Decrease (increase) in other current assets	500	(534)	255
Decrease (increase) in inventories	143	(892)	279
Increase (decrease) in trade payables	138	864	(147)
Increase (decrease) in other payables and
accrued expenses	(190)	413	386

Net cash provided by (used in) operating activities	1,389	(2,179)	(4,409)

Cash flows from investment activities:
Redemption of short-term bank deposits	-	-	3,000
Proceeds from sale of marketable securities	2,000	1,000	-
Investment in marketable securities	-	(3,000)	-
Proceeds from sale of property and equipment	-	40	34
Purchase of property and equipment	(336)	(292)	(222)

Net cash provided by (used in) investment activities	1,664	(2,252)	2,812

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Cash flows from financing activities:
Issuance of shares and detachable warrants
net of issuance expenses	-	5,311	-
Exercise of warrants	725	-	-
Exercise of options	184	64	4

Net cash provided by financing activities	909	5,375	4

Increase (decrease) in cash and cash equivalents	3,962	944	(1,593)

Cash and cash equivalents at beginning of year	6,558	5,614	7,207

Cash and cash equivalents at end of year	10,520	6,558	5,614

Schedule A - Non-Cash Investing Activities

Purchase of property and equipment on credit aggregate of US$ 49 thousand, US$ 66 thousand and US$ 55 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

Inventories capitalized as fixed assets aggregate of US$ 319 thousand, US$ 231 thousand and US$ 182 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 1 - General

Radcom Ltd. (the "Company") is an Israeli corporation which operates in one business segment of communication networks. The Company develops, manufactures, markets and supports innovative, network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the State of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing in North America of equipment manufactured by and imported from the Company.

In addition, the Company has two other subsidiaries, one in the United Kingdom and one in Israel. As of December 31, 2005, these subsidiaries have no business activities.

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
Equity items are presented at their original amounts and at historical exchange rate.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 - Significant Accounting Policies (cont'd)

C.  Estimates and assumptions

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the period that they are determined to be necessary.

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

G.  Trade receivables, net

Trade receivables are recorded net of an allowance for doubtful accounts receivable. Management considers current information and events regarding the customers' ability to repay their obligations in estimating and establishing the allowance for doubtful accounts receivable.

The balance sheet allowance for doubtful accounts receivable for all periods through December 31, 2005 is determined as a specific amount for those accounts the collection of which is uncertain.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 - Significant Accounting Policies (cont'd)

H.  Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a "moving average" basis.

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

Products used for research and development (unless no alternative future use exists) and demonstration equipment are capitalized at cost or, when applicable, their production costs.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%
Demonstration and rental equipment	33
Research and development equipment	20 - 50
Motor vehicles	15
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	*

* At the shorter of the lease period or useful life of the leasehold improvement.

K.  Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets) are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2005, no impairment losses have been identified.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 - Significant Accounting Policies (cont'd)

L.            Revenue recognition

1.
Revenue from product sales is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectibility is probable.
Amounts received from customers prior to product shipments are classified as advances from customers. With certain of its products, the Company provides a one-year free software update, which includes bug fixing and a hardware warranty ("post customer support" or "PCS"). In these cases, the revenue from PCS is recognized upon delivery and the Company records an appropriate provision for warranty in accordance with SFAS 5, "Accounting for Contingencies". For other products, the Company provides PCS for a period up to two years. In these cases, the revenue attributable to the PCS component is determined using vendor specific objective evidence for such service and deferred at the time of the initial sale and recognized ratably over the PCS period in accordance with the provisions of SOP 97-2.
The Company generally does not grant rights of return except for defective products for which a warranty allowance is recorded. However, in certain circumstances, the Company has granted limited rights of return. In these situations, the Company defers the recognition of the revenue until the right of return has expired.

2.
After the PCS period, initially provided with the Company's products, the Company may sell extended PCS contracts, which includes full software updates, new protocols included in the packages at time of purchase and full hardware repair of all faulty units. In such cases, revenues attributable to the extended PCS are deferred at the time of the initial sale and recognized ratably over the extended contract PCS period.

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

2.
The Company applies the provisions of SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Expenditures incurred during the period between attaining technological feasibility and general release of the associated product have been immaterial and accordingly, such costs have been expensed.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 - Significant Accounting Policies (cont'd)

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

O.  Allowance for product warranty

It is the Company's policy to grant a product warranty for a period of up to 24 months on its products. For contracts where the PCS was recognized upon delivery, the Company recorded an appropriate provision. The provision for warranties for all periods through December 31, 2005, is determined based upon the Company's past experience (see Note 2L(1)).

The followings are the changes in liability for product warranty:

US$ thousands

Balance at December 31, 2003	91
Warranties for products sold	198
Warranty expenses	(110)
Lapsed warranties	(7)

Balance at December 31, 2004	172
Warranties for products sold	260
Warranty expenses	(203)
Lapsed warranties	-

Balance at December 31, 2005	229

P.  Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" of APB Opinion No. 25 ("FIN 44"), in accounting for its stock option plans for employees and directors. Under this method, compensation is recorded only if the current market price of the underlying stocks on the date of grant exceeds the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 - Significant Accounting Policies (cont'd)

P.  Stock option plans (cont’d)

See also Note 12(1) in respect to the issuance of SFAS No. 123R - "Share-Based Payments".

The following table illustrates the effect on net income (loss) and income (loss) per ordinary share if the Company had applied the fair value recognition provisions of SFAS No. 123 (see also Note 7C) :

Year ended	Year ended	Year ended
December 31	December 31	December 31
2005	2004	2003
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net income (loss) as reported	1,527	(1,678)	(6,225)

Add: compensation expenses according to APB 25
included in the reported net income (loss)	12	94	123
Deduct: compensation expenses according to SFAS 123	(669)	(561)	(840)

Net income (loss) - pro forma	870	(2,145)	(6,942)

Basic net income (loss) per ordinary share as
reported (US$)	0.10	(0.12)	(0.59)

Pro forma basic net income (loss) per ordinary share
(US$)	0.06	(0.16)	(0.66)

Diluted net income (loss) per ordinary share as
reported (US$)	0.10	(0.12)	(0.59)

Pro forma diluted net income (loss) per ordinary
share (US$)	0.06	(0.16)	(0.66)

Q.  Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 - Significant Accounting Policies (cont'd)

R.  Income (loss) per share

Basic and diluted income (loss) per ordinary share are presented in conformity with SFAS No. 128 "Earnings Per Share", for all years presented. Basic income (loss) per ordinary share is computed by the dividing net income (loss) for each reporting period. Diluted income (loss) per common share is computed by dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period plus any additional common shares that would have been outstanding if potentially dilutive common stock options or other potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.
Due to the net loss incurred in fiscal 2003 and 2004, the diluted loss per share was the same as basic, because any potentially dilutive securities would have reduced the loss per share.

In 2005, the total number of shares relating to outstanding options and warrants included in the calculation of the diluted net income per share was 805,435 and 60,060, respectively.

S.  Treasury shares

Acquisitions of the Company's shares by the Company are deducted from the share capital and additional paid-in capital, respectively.

T.  Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 - Inventories Write-Off

In 2003, the Company recorded an inventory write-off in the amount of US$ 960 thousand to reflect the reduced value of some of the Company's products and components caused by changing market conditions, especially weakness in revenues of ATM/Frame Relay products. This charge was included in cost of sales.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 4 - Property and Equipment, Net

A.  Composition of assets, grouped by major classification, is as follows:

December 31
2005	2004
US$ (in thousands)	US$ (in thousands)

Cost
Demonstration and rental equipment	2,192	3,298
Research and development equipment	4,792	4,497
Motor vehicles	2	3
Manufacturing equipment	1,325	1,226
Office furniture and equipment	1,239	1,247
Leasehold improvements	411	385
	9,961	10,656
Accumulated depreciation
Demonstration and rental equipment	1,961	3,090
Research and development equipment	4,287	4,058
Motor vehicles	2	2
Manufacturing equipment	1,073	962
Office furniture and equipment	1,098	1,103
Leasehold improvements	307	267
	8,728	9,482

	1,233	1,174

B.	Depreciation expenses amounted to US$ 579 thousand, US$ 797 thousand and US$ 1,145 thousand for the years ended December 31, 2005, 2004 and 2003, respectively.

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

The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 amounted to US$ 434 thousand, US$ 240 thousand and US$ 567 thousand, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 6 - Commitments and Contingencies

A.	Royalty commitments

1.
The Company received research and development grants from the Office of the Chief Scientist (the "OCS"). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage on revenues from products developed from research and development projects financed. Royalty rates were 3%-3.5% in 2003 and 3.5% in 2004 and subsequent years. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not be obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the Libor rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2005 was US$ 23.4 million. The accumulated interest as of December 31, 2005 was US$ 2.1 million. As of December 31, 2005, the accumulated royalties paid to the OCS were US$ 5.7 million. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$ 19.8 million as of December 31, 2005.

Royalties expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2005, 2004 and 2003 were US$ 769 thousand, US$ 561 thousand and US$ 424 thousand, respectively.

2.
According to the Company's agreements with the Israel - US Bi-National Industrial Research and Development Foundation ("BIRD-F"), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F's grant (linked to the United States Consumer Price Index) relating to such products. The last fund from the BIRD-F was received in 1996. In case the Company will not generate sales of products developed with funds provided by BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F as of December 31, 2005, was US$ 340 thousand. Accordingly, as of December 31, 2005, the Company is required to pay royalties up to an amount of US$ 510 thousand, plus linkage to the United States Consumer Price Index in the amount of US$ 86 thousand, or a total of US$ 596 thousand. As of December 31, 2005, the accumulated royalties paid to the BIRD-F were US$ 296 thousand. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$ 300 thousand as of December 31, 2005.

Royalties expenses relating to the BIRD-F grants included in cost of sales for the years ended December 31, 2005, 2004 and 2003 were less than US$ 1 thousand for each of these years.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 6 - Commitments and Contingencies (cont'd)

B.	Operating leases

1.	Premises occupied by the Company and the US Subsidiary are rented under various rental agreements with related parties (see Note 10).

The rental agreements for the premises in Tel Aviv and New Jersey, United States, expire on December 31, 2008 and on January 15, 2011, respectively. Since January 2002, a part of the premises in New Jersey was leased to a sub lessee according to a sublease agreement which expired in January 2006 at a yearly rate of US$ 41 thousand. Further, since February 2004, another part of the premises in New Jersey is leased to a sub lessee, which is an affiliate of the Company's principal shareholders, at a yearly rate of US$ 5 thousand. This sublease agreement expires in December 2006. In addition, the Company rented additional office premises in Tel Aviv. These rental agreements expire on December 31, 2007. Some of these agreements are renewable at the Company's option. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2005, are as follows:

Year ended December 31	US$ (in thousands)

2006	635
2007	640
2008	633
2009	112
2010 and thereafter	117

Rental and maintenance expenses (net of sublease income from premises under sublease agreements) amounted to US$ 620 thousand, US$ 748 thousand and US$ 828 thousand, for the years ended December 31, 2005, 2004 and 2003, respectively.

2.	The Company leases a number of motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2005, non-cancelable operating rentals are payable as follows:

Year ended December 31	US$ (in thousands)

2006	457
2007	434
2008	288
2009	53

During 2005, 2004 and 2003, an amount of US$ 459 thousand, US$ 406 thousand and US$ 347 thousand, respectively, was recognized as an expense in the statement of operations in respect of operating leases for motor vehicles.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 6 - Commitments and Contingencies (cont'd)

C.	Legal proceedings

1.
In November 2005, the Company was served with a claim by Qualitest Ltd. (“Qualitest”), an Israeli company who was formerly a nonexclusive distributor for the Company's products in Israel, for the total sum of approximately US$ 623 thousand. Qualitest claims that the Company breached an exclusive distribution agreement. In December 2005, the Company filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately US$ 131 thousand for unpaid invoices. The claims have been brought before an arbitrator. In this early stage, it is not possible to estimate the amount of the lawsuit or the chances of success for this lawsuit.

2.
In June 2005, the Company received correspondence claiming that the technology it currently uses in the assembly of one of its products infringes upon certain patents owned by another corporation. The Company and its legal counsel are of the opinion that the claim is without merit and that product does not infringe upon any patent. In addition, even if the claims were found to have merit, the Company is of the opinion that it can continue to assemble its product using alternative technologies. The Company cannot estimate at this stage if a lawsuit will be instituted, and if so, the ultimate outcome. In the event of a lawsuit, the Company plans to defend itself vigorously.

3.
On January 13, 2004, the Company was served with a complaint in the United States District Court of New Jersey, by Acterna LLC ("Acterna"), alleging that certain of the Company's products infringed one or more claims of a patent allegedly owned by Acterna. In December 2004, although the Company has not and does not acknowledge infringing such patent, the Company decided to reach a settlement with Acterna in order to save management’s time and litigation costs. In connection with the settlement agreement, the Company paid an undisclosed sum, as well as legal expenses, and Acterna granted the Company a worldwide license to the patent and the Company acknowledged the patent's validity. This financial amount has been immediately recorded as an expense since the Company did not purchase any intangible assets and the aforesaid amount represents legal expenses. The total expenses for this legal proceeding were US$ 697 thousand and were recorded in the year ended December 31, 2004.

D.	Bank guarantee

The Company has granted bank performance guarantees in favor of one of its customers in the amount of US$ 189 thousand and US$ 204 thousand, in 2005 and 2004, respectively. The guarantees expire in December 2007.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity

A.  Share capital

1.  Comprised of:
December 31, 2005
Authorized	Issued	Outstanding
Number of shares

Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*14,958,477	*14,958,477
Deferred Shares of NIS 0.05 par value (ii)	9,320	9,320	9,320

December 31, 2004
Authorized	Issued	Outstanding
Number of shares

Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*14,438,348	*14,438,348
Deferred Shares of NIS 0.05 par value (ii)	9,320	9,320	9,320

*	Does not include 20,757 Ordinary Shares, which are held by a subsidiary, and 123,372 Ordinary Shares which are held by the Company (see i (b) below).

(i)	(a)	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

(b)	In March and April 2001, the Company purchased 123,372 shares of the Company's Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

(ii)
Deferred Shares confer only the right to their par value upon liquidation of the Company. The Deferred Shares were Ordinary Shares which were deferred in 1996 and 1997 after being bought from employees by a wholly-owned subsidiary of the Company. The Deferred Shares are treated as treasury stock. The Deferred Shares are non-voting and non-participatory.

2.
On March 29, 2004, the Company closed a private placement transaction (the "PIPE"). Under the PIPE investment, the Company issued 3,851,540 of the Company's Ordinary Shares at an aggregate purchase price of US$ 5,500 thousand or US$ 1.428 per Ordinary Share. The Company also issued to the investors warrants to purchase up to 962,887 Ordinary Shares at an exercise price of US$ 2.253 per share. The warrants are exercisable for two years from the closing of the PIPE (See note 7D).

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont’d)

B.            Share option plans

1.             The Company has granted options under option plans as follows:

a.	The Directors’ Share Option Plan

Under this plan, the Company grants options to purchase Ordinary Shares. The plan is made pursuant to the provisions of Section 3(9) of the Israeli Income Tax Ordinance. The options and the right to acquire shares shall terminate within 5 years after the date of the grant.

b.	The Radcom Ltd. 1998 Share Option Plan (The Radcom 3(9) Plan)

Under this plan, the Company grants options to purchase Ordinary Shares. The plan is made pursuant to the provisions of section 3(9) of the Israeli Income Tax Ordinance. The options and the right to acquire shares shall terminate within 10 years after the date of the grant

c.	The Radcom Ltd. 1998 Employees Bonus Plan (The "Radcom Bonus Plan")

Under this plan, the Company grants option to purchase Ordinary Shares. The options allotted under the plan are deposited with a trustee. Exercise of the options and sale of the shares issued as a result of the exercise can be implemented only through the trustee.

In accordance with the plan, the trustee received irrevocable instructions from the Company to sell two years after the date of the grant (the "exercise date") all the shares issued as a result of exercising all the options in respect of which their vesting period has ended, on the condition that the price of the Company's shares is 125% of the exercise price or higher on the date of sale.

The trustee will attempt to sell the shares during the 20 trading days after the exercise date if the condition regarding the price is fulfilled. If the condition is not fulfilled, the right to exercise the options will be deferred to the beginning of the first quarter following the exercise date. If the price of the Company's shares is still lower than 125% of the exercise price, the right to exercise the options will be deferred to the beginning of the second quarter and so on over the six years from the date of their allotment. If on the last quarterly exercise date the condition is not fulfilled then the right to exercise the options will be deferred to the final exercise date, six years after the date of the grant.

If on the final exercise date the market price of the shares is lower than 115% of the exercise price the options will lapse, will not be exercisable and will be cancelled.

Gains from the sale of the shares are taxed in accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, its related regulations and arrangements with Tax Authorities.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont’d)

B.           Share option plans (cont’d)

1.            The Company has granted options under option plans as follows: (cont’d)

d.	The Radcom Ltd. International Employee Stock Option Plan (The "International Plan")

The plan grants options to purchase Ordinary Shares of a par value of NIS 0.05, for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries. The options are generally for a term of 10 years (except in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder in which case the term is 5 years).

e.	The 2000 Share Option Plan

The 2000 Share Option Plan (the "2000 Share Option Plan") grants options to purchase Ordinary Shares. These options are granted pursuant to the 2000 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

f.	The 2001 Share Option Plan

The 2001 Share Option Plan (the "2001 Share Option Plan") grants options to purchase Ordinary Shares. These options are granted pursuant to the 2001 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

g.	The 2003 Share Option Plan

The 2003 Share Option Plan (the "2003 Share Option Plan") grants options to purchase Ordinary Shares. These options are granted pursuant to the 2003 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

With respect to Section 102 Options, the Board of Directors elected the "Capital Gains Route" (see Note 8A).

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont’d)

B.	Share option plans (cont’d)

2.	Generally, grants in 2005, 2004 and 2003 were at exercise prices which reflect the market value of the Ordinary Shares at grant date.

3.	Repricing of options

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

The repricing of the options was accounted for as new measurement date in accordance with FIN 44 and the Company recognized a stock compensation expense of US$ 80 thousand and US$ 112 thousand, for the years ended December 31, 2004 and 2003, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont’d)

B.	Share option plans (cont’d)

4.
Stock options under The Directors' Share Option Plan, The Radcom 3(9) Plan, The Radcom Bonus Plan, The International Plan, The 2000 Share Option Plan, The 2001 Share Option Plan and The 2003 Share Option Plan:

December 31, 2005
Expiration (from
Vested	Unvested	Exercise price	Vesting period	resolution date)
No. of options		US$	Years	Years

The Directors'
Share Option Plan	135,000	-	1.84	3	5
The Radcom
Bonus Plan	11,334	-	11.375-13.375	3	6
The Radcom
3(9) Plan	532,800	-	2.3125-5.75	3-6	10
The International
Plan	177,290	186,500	0.00-3.875	1-4	10
The 2000
Share Option Plan	402,583	-	0.00-6.125	3-4	10
The 2001
Share Option Plan	414,000	90,000	0.51-1.84	3-4	10
The 2003
Share Option Plan	341,328	821,219	1.03-2.63	3-4	10
	2,014,335	1,097,719

December 31, 2004
Expiration (from
Vested	Unvested	Exercise price	Vesting period	resolution date)
No. of options		US$	Years	Years

The Directors'
Share Option Plan	145,000	45,000	1.84-4.5	3	5
The Radcom
Bonus Plan	237,532	-	2.3125-13.375	3	6
The Radcom
3(9) Plan	532,800	-	2.3125-5.75	3-6	10
The International
Plan	139,619	177,339	0.00-3.875	1-4	10
The 2000
Share Option Plan	449,691	58,690	0.00-6.125	3-4	10
The 2001
Share Option Plan	289,662	232,504	0.51 - 1.84	3-4	10
The 2003
Share Option Plan	137,435	805,525	1.03-2.22	2-4	10
	1,931,739	1,319,058

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

5.
Stock options under The Directors Share Option Plan, The Radcom 3(9) Plan, The Radcom Bonus Plan, the International Plan, The 2000 Share Option Plan, The 2001 Share Option Plan and The 2003 Share Option Plan:

	Number of options	Weighted average exercise price
		US$

Options outstanding as at December 31, 2002	2,687,016	2.593

Granted during 2003	478,150	1.180
Exercised during 2003	(14,826)	0.297
Expired during 2003	(37,147)	1.960
Forfeited during 2003	(107,827)	1.031

Options outstanding as at December 31, 2003	3,005,366	2.443

Granted during 2004	645,860	2.044
Exercised during 2004	(79,932)	0.783
Expired during 2004	(278,972)	4.647
Forfeited during 2004	(41,525)	1.060

Options outstanding as at December 31, 2004	3,250,797	2.233

Granted during 2005	404,000	2.268
Exercised during 2005	(191,873)	0.958
Expired during 2005	(253,675)	3.031
Forfeited during 2005	(97,195)	1.771

Options outstanding as at December 31, 2005	3,112,054	2.226

(1)
As at December 31, 2005, 2004 and 2003, the number of options exercisable was 2,014,335 1,931,739 and 1,741,599 respectively, and the total number of authorized options was 3,813,584, 4,207,800 and 3,711,814, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

5.
Stock options under The Directors Share Option Plan, The Radcom 3(9) Plan, The Radcom Bonus Plan, The International Plan, The 2000 Share Option Plan, The 2001 Share Option Plan and The 2003 Share Option Plan (cont'd)

	Options outstanding at December 31, 2005			Options exercisable at December 31, 2005
Weighted average
	Number	Weighted average	Remaining	Number	Weighted average
Exercise price	outstanding	Exercise price	Contractual life	exercisable	exercise price
(US$ per share)		(in US$)	(in years)		(in US$)

0.00	214,977	-	5.805	214,977	-
0.51 - 1.90	1,430,882	1.569	6.158	1,033,122	1.587
2.12 - 3.00	1,024,861	2.294	6.746	324,902	2.405
3.063 - 3.9375	85,000	3.515	3.532	85,000	3.515
5.75 - 13.375	356,334	6.054	4.004	356,334	6.054

	3,112,054			2,014,335

6.	The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2003, 2004 and 2005 were:

For exercise price on the grant date that:
Equals market price			Less than market price
Year ended December 31			Year ended December 31
2003	2004	2005	2003	2004	2005

Weighted average
exercise prices	1.229	2.082	2.268	1.030	1.270	-
Weighted average
fair values on
grant date	0.954	1.495	1.350	0.901	1.177	-

7.  The following summarizes the departmental allocation of the stock-based compensation charge:

Year ended December 31,
2005	2004	2003
US$ ( (in thousands)

Cost of sales	-	2	5
Research and development	-	43	63
Selling and marketing	-	34	43
General and administrative	12	15	12

	12	94	123

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont'd)

C.  Effect of SFAS No. 123

The unamortized balance of the compensation expenses according to SFAS No. 123 in respect of these stock option grants amounted to US$ 822 thousand as of December 31, 2005, of which US$ 471 thousand will be amortized in the year ended December 31, 2006 and US$ 351 thousand will be amortized in accordance with the vesting period of the options by the end of fiscal 2009.

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS No. 123, the effect on the results of operation for the years ended December 31, 2005, 2004 and 2003 would have been as follows:

Year ended	Year ended	Year ended
December 31	December 31	December 31
2005	2004	2003
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net income (loss) as reported	1,527	(1,678)	(6,225)

Add: compensation expenses according to APB 25
included in the reported net income (loss)	12	94	123

Expenses according to SFAS No. 123	(669)	(561)	(840)

Net income (loss) - pro forma	870	(2,145)	(6,942)

Basic net income (loss) per ordinary share as
reported (US$)	0.10	(0.12)	(0.59)

Pro forma basic net income (loss) per ordinary share
(US$)	0.06	(0.16)	(0.66)
Diluted net income (loss) per ordinary share as
reported (US$)	0.10	(0.12)	(0.59)

Pro forma diluted net income (loss) per ordinary
share (US$)	0.06	(0.16)	(0.66)

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes options pricing model with the following assumptions:

1.  The current price of the stock on the grant date is the fair market value of such date.

2.  Dividend yield of zero percent for all relevant years.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 7 - Shareholders' Equity (cont'd)

C.	Effect of SFAS No. 123 (cont'd)

3.	Risk free interest rates are as follows:

%
Year ended December 31, 2003	1.5 - 3.5
Year ended December 31, 2004	2.0 - 3.8
Year ended December 31, 2005	3.8 - 4.2

4.	Expected lives of 2 - 10 years (as of the date of grant) for each option granted.

5.	Expected annual volatility of 89% - 100%, 87% - 104% and 105% - 110% for the years ended December 31, 2005, 2004 and 2003, respectively.

D.	Warrants

The number of warrants issued by the Company during the year ended December 31, 2004 were 962,887, with a per share weighted average exercise price of $2.253.

The following table summarizes information about warrants outstanding and exercisable as of December 31, 2005:

Warrants outstanding
Number
	outstanding	Weighted
	and exercisable	average	Weighted
	as of	remaining	Average
Range of exercise	December 31	contractual	Exercise
price	2005	life (years)	Price

$ 2.253	634,631	0.25	2.253

634,631

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 8 - Taxes on Income

A.  Israel Tax Reform

During 2003, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel. In respect of employee stock incentive plans, the tax reform codified past practice and determined three alternative tracks for taxing employee stock options. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% (the "Ordinary Income Route") or the employer can waive the tax expense and the employee will pay a reduced tax rate of 25% (the "Capital Gains Route"). Where there is no trustee arrangement, the employee is fully taxed and no expense is allowed to the employer. There are detailed provisions for implementing these tracks. The tax reform's new practice is not in effect for options granted before December 31, 2002. The options granted by the Company during 2003, 2004 and 2005 were granted pursuant to the Capital Gains Route.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, (“the Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise”.

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular Corporate Tax rates) for the “Benefit Period”, a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier) and, under certain circumstances, extending to a maximum of ten years from the commencement of the Benefit Period. Tax benefits under the Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

1.  Programs

In 1994, the Company’s investment program in its Tel Aviv facility was approved as an Approved Enterprise under the Law. The Company elected the alternative package of benefits in respect thereof. The Company’s program for expansion of its Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994 and the approval thereof was received in February 1995. In December 1996, The Company’s request for a second expansion of its Approved Enterprise in Jerusalem was approved by the Investment Center.

The period of benefits remaining under such approvals will expire in 2006, except for the second expansion program which expires in 2008.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 8 - Taxes on Income (cont'd)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (cont'd)

1.             Programs (cont'd)

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

2.  Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property and equipment relating to its Approved Enterprise. The Company has not utilized this benefit to date.

3.  Changes to the Law

On March 30, 2005, the Israeli parliament approved a reform of the above Law. The primary changes are as follows:

•
Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

•	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

•	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 8 - Taxes on Income (cont'd)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (cont'd)

3.            Changes to the Law (cont'd)

•	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

•
For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

In December 2005, based on the Law, the Company notified the Income Tax Authorities that the Company chose the 2004 fiscal year as the selected year for an additional expansion of its Approved Enterprise.

C.	Measurement of results for tax purposes under the Inflationary Adjustments Law, 1985 (the "Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, the Company's results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

D.	Tax rates

On June 29, 2004, the Israeli Knesset (the Parliament) passed Income Tax Ordinance (No.140 and Temporary Order), 2004 (hereinafter - "the Amendment"). The Amendment provides for gradual reduction of the tax rates for companies, from the rate of 36% to the rate of 30%, in the following manner: in the 2004 tax year the tax rate will be 35%, in the 2005 tax year the tax rate will be 34%, in the 2006 tax year the tax rate will be 32%, and in the 2007 tax year and thereafter the tax rate will be 30%.

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Second Amendment).
The Second Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

These changes had no effect on the financial statements of the Company.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 8 - Taxes on Income (cont'd)

E.             Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2000.

On January 8, 2003, the Israeli tax authorities issued to the Company tax assessments for the years 1997 to 2000 according to their best estimate of the tax liability.
On January 29, 2004, the Company signed a final tax assessment agreement with the Israeli tax authorities for the years 1997 to 2000. According to the final tax assessment for those years, the Company's carryforward tax losses as at December 31, 2003, was reduced by an amount of approximately US$ 3,464 thousand.

F.             Carryforward tax loss

The Company's carryforward tax losses were approximately US$ 16,506 thousand and US$ 20,096 thousand as of December 31, 2005 and 2004, respectively (see also Note 8E). Such losses are available to offset any future taxable income of the Company without any limitation of time.

G.            US Subsidiary

1.	The US subsidiary is taxed under United States federal and state tax rules.

2.
The US subsidiary's carryforward tax losses amounted to approximately US$ 10,908 thousand as of December 31, 2005 (2004 - US$ 10,866 thousand). Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2025.

3.	The US subsidiary has received final tax assessments for all years up to and including 1998.

H.            UK Subsidiary

The UK subsidiary is taxed under United Kingdom tax rules. The UK subsidiary's carryforward tax losses amounted to approximately US$ 391 thousand as of December 31, 2005 (2004 - US$ 366 thousand). Such losses are available to offset any future taxable income of the UK subsidiary without any limitation of time.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 8 - Taxes on Income (cont'd)

I. Deferred taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

December 31
2005	2004
US$ (in thousands)	US$ (in thousands)

Tax asset in respect of:
Carryforward losses	9,320	10,773
Allowance for doubtful accounts	13	38
Severance pay	172	185
Vacation pay	229	263
Research and development	628	556
Employees’ stock option compensation	49	69
Other	52	170
	10,463	12,054
Less: valuation allowance	(10,463)	(12,054)

	-	-

The Company has recorded a valuation allowance for all of its deferred tax assets because based on the weight of available evidence it is more likely than not that the deferred tax assets will not be realized.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 8 - Taxes on Income (cont'd)

J.  Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rates of 34% for the year ended December 31, 2005, of 35% for the year ended December 31, 2004 and 36% for the year ended December 31, 2003, applicable to income of companies in Israel, and the actual tax expense, is as follows:

Year ended December 31
2005	2004	2003
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Income (loss) before taxes, as reported in the
statements of operations	1,527	(1,678)	(6,225)

Statutory tax on the above amount (according to
tax rate of 34% in 2005, 35% in 2004 and 36%
in 2003)	519	(587)	(2,241)

Tax effect on non-Israeli subsidiaries	1	(48)	167

Increase in taxes resulting from
permanent differences:
Non-deductible operating expenses	49	52	95

Timing differences, net in respect of which no
deferred taxes were recorded	(39)	431	430
Losses in respect of which no deferred taxes
were recorded	21	286	1,833
Utilization of tax losses in respect of which
deferred tax assets were not recorded in prior years	(861)	-	-
Differences in taxes arising from differences
between Israeli currency income and dollar
income, net *	310	(134)	(284)

Taxes on income	-	-	-

*	Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company) and the exchange rate of Israeli currency relative to the dollar.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 9 - Supplementary Financial Statement Information

A.  Balance Sheet

1.  Cash and cash equivalents

Cash and cash equivalents include short-term deposits denominated in US dollars of approximately US$ 8,165 thousand as of December 31, 2005, bearing an average annual interest of 4.16% (December 31, 2004 - US$ 5,520 thousand, bearing an average annual interest of 2.23%).

2.  Marketable securities

As of December 31, 2004, the Company held fixed rates bonds, which were marketable securities. The bonds were issued at par value and bear interest of 2.3%-2.5% per annum.

3.  Trade receivables, net

As of December 31, 2005 and 2004 trade receivables are presented net of an allowance for doubtful accounts of US$ 133 thousand and US$ 121 thousand, respectively.

The following are the changes in allowance for doubtful accounts:

US$ thousands
Balance at December 31, 2003	109
Additions during 2004	15
Deductions during 2004	(3)

Balance at December 31, 2004	121
Additions during 2005	49
Deductions during 2005	(37)

Balance at December 31, 2005	133

4.  Inventories
December 31
2005	2004
US$ (in thousands)	US$ (in thousands)

Raw materials	853	907
Work in process	533	729
Finished products	552	764

	1,938	2,400

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 9 - Supplementary Financial Statement Information (cont'd)

A.  Balance Sheet (cont'd)

5.  Other current assets
December 31
2005	2004
US$ (in thousands)	US$ (in thousands)

Value Added Tax authorities	113	226
Government of Israel - OCS	-	370
Prepaid expenses	116	200
Others	151	84
	380	880

6.  Other payables and accrued expenses
December 31
2005	2004
US$ (in thousands)	US$ (in thousands)

Employees and employee institutions	1,904	1,807
Royalties - OCS	555	413
Commissions payable	230	480
Other royalties	211	171
Allowance for product warranty	229	172
Advances from customers	53	511
Government of Israel tax authorities	99	153
Others	733	497
	4,014	4,204

7.  Monetary balances in non-dollar currencies
December 31, 2005
Israeli currency		Other
Not	Linked to the	non-dollar
linked	dollar	currency
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Current assets	533	-	120
Current liabilities	2,366	568	27

December 31, 2004
Israeli currency		Other
Not	Linked to the	non-dollar
Linked	dollar	currency
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Current assets	872	-	7
Current liabilities	1,939	340	8

The preceding tables reflect the exposure of the Company's monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 9 - Supplementary Financial Statement Information (cont'd)

8.  Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, trade receivables, assets held for severance benefits and accounts payables and accruals. Due to the short-term nature of such financial instruments, their fair value usually approximates to their carrying value.

B.  Statement of Operations

1.  Sales

(a)              Sales - classified by geographical destination:
Year ended December 31
2005	2004	2003
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

North America	8,793	4,452	4,593
Europe	8,641	8,536	4,082
Far East	3,313	2,295	2,234
Other	1,593	772	294

	22,340	16,055	11,203

(b)           Sales - classified by products
Year ended December 31
2005	2004	2003
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Performer family	21,040	13,574	7,593
Prism and others	1,300	2,481	3,610

	22,340	16,055	11,203

(c)           Principal customers

In North America, the Company sells its products directly to end users or through independent manufacturers’ representatives. Outside North America the Company sells its products primarily through a global network of independent distributors for resale to end-users.

In 2005, the Company had one customer in North America whose purchases contributed more than 10% of the total consolidated sales in the amount of US$ 4,322 thousand. In addition, the Company had one distributor in Europe whose purchases were US$ 2,196 thousand.

In 2004, the Company had two distributors in Europe whose purchases separately contributed more than 10% of the total consolidated sales. The sales generated from these two distributors for the year ended December 31, 2004 were US$ 2,273 thousand and US$ 1,918 thousand.

During years 2003, no sales to a single customer exceeded 10% of the total sales.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 9 - Supplementary Financial Statement Information (cont'd)

B.  Statement of Operations (cont'd)

2.  Financing income, net

Comprised of:
Year ended December 31
2005	2004	2003
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Financing income:
Interest from banks	270	118	96
Interest from employees	-	-	1
Exchange translation gain, net	-	-	14
	270	118	111
Financing expenses:
Interest and bank charges on short- term
bank credit	15	22	18
Exchange translation loss, net	20	18	-
	35	40	18

Financing income, net	235	78	93

Note 10 - Related Party Balances and Transactions

The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 10 - Related Party Balances and Transactions (cont'd)

3.	The Company purchased from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into its product line.

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

A.            Balances with related parties
December 31
2005	2004
US$ (in thousands)	US$ (in thousands)

Receivables:
Trade	602	110
Other current assets	4	-

Accounts payable:
Trade	25	77
Other payables and accrued expenses	-	9

B.            Expenses to or income from related parties
Year ended December 31
2005	2004	2003
US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Income:
Sales	773	345	134

Expenses:
Cost of sales	108	162	158

Operating expenses:
Research and development, gross	201	260	243
Sales and marketing*	226	236	238
General and administrative	91	127	74

*	Sales and marketing includes US$ 5 thousand rental revenue from sublease agreement with an affiliate of the Company's principal shareholders.

C.	Acquisition of fixed assets from related parties amounted to US$ 23 thousand, US$ 9 thousand and US$ 23 thousand in the years ended December 31, 2005, 2004 and 2003, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 11 - Financial Instruments and Risk Management

A.  Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist mainly of cash, investments and trade receivables.

Cash and cash equivalents, marketable securities and short-term deposits are maintained with major financial institutions in Israel and in the United States.

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

The Company revenues in any period generally have been, and may continue to be, derived from relatively small numbers of sales with relatively high average revenues per order. Therefore, the loss of any orders or delays in closing such transactions could have adversely affect, on the Company’s operations and financial results.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 12 - Recently Enacted Accounting Pronouncements

1.
In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transaction with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R is effective for public entities as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS 123R on January 1, 2006. As a result, the Company will implement SFAS 123R using the modified prospective method. Under this method, the Company will begin recognizing compensation cost for all new awards and awards modified, repurchased or cancelled after January 1, 2006. Furthermore, the Company will be required to recognize compensation cost for unvested options as of January 1, 2006, based on the grant date fair value attributable to the unvested portion of those awards, as previously calculated and reported for proforma disclosure purposes. The Company expects stock-based compensation expense under SFAS 123R, related to stock-based awards issued through fiscal 2005, to be approximately US$ 472 thousand, US$ 245 thousand, US$ 98 thousand and US$ 7 thousand in fiscal 2006, 2007, 2008, and 2009, respectively. In addition, the Company expects to grant additional stock-based awards which will result in additional stock-based compensation expense in future years.

2.
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs - an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS 151”). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet determined the impact, if any, the adoption of this standard will have on its consolidated financial position or results of operations.

3.
In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Errors Corrections” (“SFAS 154). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 to have material impact on its consolidated financial position or result of operations.