Form 20-F
period 2006-12-31
RADCOM LTD
filed 2007-06-27
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.05 par value per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

16,232,277 Ordinary Shares, NIS 0.05 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. We were incorporated in 1985 under the laws of the State of Israel and commenced operations in 1991.

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this annual report.

We urge you to consider that statements that use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views regarding future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As used in this annual report, the terms “we,” “us,” “our” “RADCOM” and the “Company” mean RADCOM Ltd. and its subsidiaries, unless otherwise indicated.

PrismLite™, Omni-Q™, MediaPro™, GearSet™ and Wirespeed™ are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

TABLE OF CONTENTS

PART I		1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1

ITEM 3.	KEY INFORMATION	1
	A. SELECTED FINANCIAL DATA	1
	B. CAPITALIZATION AND INDEBTEDNESS	2
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	2
	D. RISK FACTORS	3

ITEM 4.	INFORMATION ON THE COMPANY	14
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	14
	B. BUSINESS OVERVIEW	14
	C. ORGANIZATIONAL STRUCTURE	27
	D. PROPERTY, PLANTS AND EQUIPMENT	28

ITEM 4A.	UNRESOLVED STAFF COMMENTS	28

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	28
	A. OPERATING RESULTS	32
	B. LIQUIDITY AND CAPITAL RESOURCES	35
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	40
	D. TREND INFORMATION	40
	E. OFF-BALANCE SHEET ARRANGEMENTS	41
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	41

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
	A. DIRECTORS AND SENIOR MANAGEMENT	42
	B. COMPENSATION	44
	C. BOARD PRACTICES	45
	D. EMPLOYEES	47
	E. SHARE OWNERSHIP	48

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	48
	A. MAJOR SHAREHOLDERS	48
	B. RELATED PARTY TRANSACTIONS	49
	C. INTERESTS OF EXPERTS AND COUNSEL	51

i

ITEM 8.	FINANCIAL INFORMATION	51
	A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	51
	B. SIGNIFICANT CHANGES	52

ITEM 9.	THE OFFER AND LISTING	52
	A. OFFER AND LISTING DETAILS	52
	B. PLAN OF DISTRIBUTION	53
	C. MARKETS	53
	D. SELLING SHAREHOLDERS	53
	E. DILUTION	53
	F. EXPENSES OF THE ISSUE	54

ITEM 10.	ADDITIONAL INFORMATION	54
	A. SHARE CAPITAL	54
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	54
	C. MATERIAL CONTRACTS	59
	D. EXCHANGE CONTROLS	60
	E. TAXATION	60
	F. DIVIDENDS AND PAYING AGENTS	71
	G. STATEMENT BY EXPERTS	71
	H. DOCUMENTS ON DISPLAY	72
	I. SUBSIDIARY INFORMATION	72

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	72

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72

PART II		73

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	73

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73

ITEM 15.	CONTROLS AND PROCEDURES	73

ITEM 16.	[RESERVED]	74

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	74

ITEM 16B.	CODE OF ETHICS	74

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	74

ii

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2005 and 2006 and for each of the years ended December 31, 2004, 2005, and 2006 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 have been derived from audited consolidated financial statements not included in this annual report.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. All references to “dollar,” “dollars” or “$” in this annual report are to the “U.S. dollar” or “U.S. dollars.” All references to “NIS” are to the New Israeli Shekels.

	Year Ended December 31,
	(in thousands of U.S. dollars - except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)
	2002	2003	2004	2005	2006

Statement of Operations Data:
Revenues
Products	$14,028	$10,228	$13,956	$20,514	$20,641
Services	563	975	2,099	1,826	2,900
	14,591	11,203	16,055	22,340	23,541
Cost of revenues
Products	5,019	4,854	5,045	7,290	7,213
Services	28	40	82	108	183
	5,047	4,894	5,127	7,398	7,396
Gross profit	9,544	6,309	10,928	14,942	16,145

Operating expenses:
Research and development	6,481	5,593	5,232	5,815	6,826
Less - royalty - bearing participation	2,328	1,997	1,722	1,735	1,904
Research and development, net	4,153	3,596	3,510	4,080	4,922

Sales and marketing	8,306	7,411	6,983	7,881	9,196

General and administrative	2,018	1,620	2,191	1,689	2,553

Total operating expenses	14,477	12,627	12,684	13,650	16,671

Operating income (loss)	(4,933)	(6,318)	(1,756)	1,292	(526)

Financing income, net	217	93	78	235	472

Net income (loss) for the year	(4,716)	(6,225)	(1,678)	1,527	(54)

Basic net income (loss) per ordinary share	$(0.45)	$(0.59)	$(0.12)	$0.10	$(0.00)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	10,492,050	10,493,184	13,453,509	14,696,090	15,894,036

Diluted net income (loss) per ordinary share	$(0.45)	$(0.59)	$(0.12)	$0.10	$(0.00)
Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	10,492,050	10,493,184	13,453,509	15,561,585	15,894,036

Balance Sheet Data:
Working capital	$10,707	$5,702	$10,051	$12,987	$15,783
Total assets	$19,429	$14,403	$20,129	$23,790	$27,753
Shareholders’ equity	$12,344	$6,246	$10,024	$12,485	$15,373

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

Risks Related to Our Business and Our Industry

We may incur losses in the future.

Although we had net income in the fiscal year ended December 31, 2005, in the fiscal years ended December 31, 2004, and 2006,we incurred  losses, and we also incurred a loss in the first quarter of 2007 of $2.8 million, mainly as a result of the combination of weakness in the 3G Cellular market, longer average sales cycles and internal execution problems. We may incur losses in the future, which could materially affect our cash and adversely affect the value and market price of our shares.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our stock price to decline.

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;

•	absence of long-term customer purchase contracts;

•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers and the reduction in business during the summer months, particularly in Europe;

•	the relatively long sale cycles for our products;

•	competitive conditions in our markets;

•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;

•	changes in the level of operating expenses relative to revenues;

•	product quality problems;

•	supply interruptions;

•	changes in global or regional economic conditions or in the telecommunications industry;

•	delays in purchasing decisions or customer orders due to customer consolidation;

•	changes in the mix of products sold; and

•	size and timing of approval of grants from the Government of Israel.

We believe, therefore, that period-to-period comparisons of our operating results should not be relied upon as a reliable indication of future performance.

•
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

Our revenues for a particular period may also be difficult to predict and may be adversely affected if we experience a non-linear (back-end loaded) sales pattern during the period. We generally experience significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period or as a result of manufacturing issues or component shortages which may delay shipments. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, and also lead to additional costs associated with inventory planning and management. Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times.

•
Except for our cost of revenues, most of our costs, including personnel and facilities costs, are relatively fixed at levels based on anticipated revenue. As a result, a decline in revenue from even a limited number of orders could result in our failure to achieve expected revenue in any quarter and unanticipated variations in the timing of realization of revenue could cause significant variations in our quarterly operating results and could result in losses.

•
If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results could be materially adversely affected. In addition, if we do not reduce our expenses in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected.

•
Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may fall.

A slowdown in the telecommunications industry generally, or in the sectors of the industry that we target (currently primarily 3G Cellular and triple-play networks), could materially adversely affect our revenues and results of operations.

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

Our future success depends upon the increased utilization of our test solutions by next-generation network operators and telecommunications equipment vendors. Industry-wide network equipment and infrastructure development driving the demand for our products and services may be delayed or prevented by a variety of factors, including cost, regulatory obstacles or the lack of, or reduction in, consumer demand for advanced telecommunications products and services. Telecommunications equipment vendors and network operators may not develop new technology or enhance current technology. Further, any such new technology or enhancements may not lead to greater demand for our products.

Continued negative trends and factors affecting the telecommunications industry specifically and the economy in general may result in reduced demand and pricing pressure on our products.

Negative trends and factors affecting the telecommunications industry specifically and the economy in general over the past several years have negatively affected our results of operations. As a result of the build-up of capacity by telecommunications companies in the late 1990s, the telecommunications sector has been facing significant challenges from excess capacity, new technologies and intense price competition. This excess network capacity, combined with the failure of many competitors in the telecommunications sector, has contributed to delayed adoption of next-generation cellular and wireline networks. As a result, we experienced a significant decline in demand for our products in 2001, 2002 and the first half of 2003, resulting in a significant decline in sales and revenues. In addition, weak economic conditions in the last recession resulted in reduced capital expenditures, reluctance to commit to long-term capital outlays and longer sales processes for network procurements by our customers. Although this trend has abated, we cannot predict the duration of the improvement or the impact it may have on our results of operations. Furthermore, during the first quarter of 2007, we were affected by a slowdown in the pace of new 3G Cellular deployments. Finally, an overall trend toward industry consolidation and rationalization among our customers, competitors and suppliers can affect our business, especially if any of the sectors we service or the countries or regions in which we do business are affected. Industry consolidation may slow down the implementation of new systems and technologies. Any future weakness in the economy or the telecommunications industry could affect us through reduced demand for our products, leading to a reduction in revenues and a material adverse effect on our business and results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the sharp reduction in demand for our ATM and frame relay products during 2003 resulted in significantly reduced revenues for that year.

New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G Cellular and triple-play networks. If networking evolves toward greater emphasis on application providers, we believe we have positioned ourselves well relative to our key competitors. If it does not, however, our initiatives and investments in this area may be of no or limited value. As a result we cannot quantify the impact of new product introductions on our future operations.

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

We are highly dependent upon our distributors for their active marketing and sales efforts and for the distribution of our products. Many of our distributors outside of North America and China are the only entities engaged in the distribution of our products in their respective geographical areas. Typically, our arrangements with them do not prevent our distributors from distributing competing products, or require them to distribute our products in the future. Our distributors may not give a high priority to marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors. Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

We have one customer in North America who accounted for more than 10% of our sales in each of 2005 and 2006. If we were to lose this customer or if this customer were to reduce, delay or cancel its orders, our operating results could be harmed.

Our seven largest distributors accounted for a total of approximately 47.2% of our sales in 2004, 36.1% of our sales in 2005 and 40.7% of our sales in 2006. Two of our largest distributors in Europe each accounted for more than 10% of our sales in 2004 and one of our largest distributors in Europe accounted for about 10% of our sales in 2005. None of our distributors accounted for more than 10% of our sales in 2006. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

Products as complex as ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on other suppliers for key components that are incorporated in our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product return and, potentially, product liability claims being filed against us. Our warranties permit customers to return defective products for repair. The warranty period is for one year. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business.

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

•	We may be required to hold more inventory than would be immediately required in order to avoid problems from shortages or discontinuance.

•	We have experienced delays and shortages in the supply of components on more than one occasion in the past. This resulted in delays in our delivering products to our customers.

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

If we do not effectively manage our planned growth, our business and operating results could be adversely affected.

Our planned growth has placed, and is expected to continue to place, significant demands on our management and our administrative and operational resources. To manage our planned expansion effectively, we need to continue to develop and improve our operational and financial systems, sales and marketing capabilities and expand, train, retain, manage and motivate our employee base. Our systems, procedures or controls may not be adequate to support our operations and our management may not be able to successfully exploit future market opportunities or successfully manage our relationships with customers and other third parties. We may not continue to grow and, if we do, we may not effectively manage such planned growth. Any failure to manage planned growth could have an adverse effect on our business, financial condition and results of operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors and manufacturers’ representatives, and certain suppliers with access to sensitive information. However, we have no registered patents, and these measures may not be adequate to protect our technology from third-party infringement. Moreover, pursuant to current U.S. and Israeli laws, we may not be able to enforce certain existing non-competition agreements. Additionally, effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.

We may be subject to litigation, including without limitation, regarding infringement claims or claims that we have violated intellectual property rights, which could seriously harm our business.

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

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 33.3% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of June 15, 2007, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 5,475,662 ordinary shares, representing approximately 33.3% of the ordinary shares. As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

We engage in transactions, and compete, with companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

We are engaged in, and expect to continue to be engaged in, numerous transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel. We believe that such transactions are beneficial to us and are generally conducted upon terms that are no less favorable to us than would be available from unaffiliated third parties. Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions. In addition, several products of such affiliated companies may be used in place of our products, and it is possible that direct competition between us and one or more of such affiliated companies may develop in the future. Moreover, opportunities to develop, manufacture, or sell new products (or otherwise enter new fields) may arise in the future and be pursued by one or more affiliated companies instead of or in competition with us. This could materially adversely affect our business and results of operations.

We may encounter difficulties with our international operations and sales which could affect our results of operations.

While we are headquartered in Israel, approximately 96.6% of our sales in 2005 and 98.5% of our sales in 2006 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. This subjects us to many risks inherent in international business activities, including:

•	national standardization and certification requirements and changes in tax law and regulatory requirements;

•	longer sales cycles, especially upon entry into a new geographic market;

•	export license requirements;

•	trade restrictions;

•	changes in tariffs;

•	currency fluctuations;

•	economic or political instability;

•	greater difficulty in safeguarding intellectual property; and

•	difficulty in managing overseas subsidiaries, branches or international operations.

We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the “SEC”). The SEC, as directed by Section 404 of the U.S. Sarbanes Oxley Act of 2002, adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the Company’s internal control over financial reporting. In addition, the Company’s independent registered public accountants must attest to and report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent accountants interpret the requirements, rules or regulations differently from us, they may issue an adverse opinion on our internal control over financial reporting. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

In a release issued on December 15, 2006, the SEC extended the date by which a foreign private issuer that is a non-accelerated filer must comply with the disclosure requirements of Section 404 regarding management’s report on internal control over financial reporting to the annual report for fiscal years ending on or after December 15, 2007, and regarding the Section 404(b) requirement to provide an independent auditor’s attestation, to the annual reports for fiscal years ending on or after December 15, 2008.

If we determine that we are not in compliance with Section 404, we may be required to implement new internal control procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

Our adoption of SFAS 123(R) will result in ongoing accounting charges that will significantly reduce our net income.

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-Based Payment” ( “SFAS 123(R)”), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and which became effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of SFAS 123(R) required us to record an expense of $558,000 for stock-based compensation plans during 2006 and will continue to result in ongoing accounting charges that will significantly reduce our net income. See Note 6 of our Notes to the Consolidated Financial Statements for further information.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of Ordinary Shares—Passive Foreign Investment Company Status,” if for any taxable year our passive income, or our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our ordinary shares. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Volatility of the market price of our ordinary shares could adversely affect us and our shareholders.

The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	market conditions or trends in our industry;

•	political, economic and other developments in the State of Israel and worldwide;

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	changes in the market valuations of our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	entry into strategic partnerships or joint ventures by us or our competitors; and

•	additions or departures of key personnel.

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

We might not satisfy all the requirements for continued listing on the NASDAQ Global Market, and our shares may be delisted.

We are currently in compliance with all requirements for continued listing on the NASDAQ Global Market (the “NASDAQ”). We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the NASDAQ Global Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ Global Market. Our shares would then be quoted on the NASDAQ Capital Market (if we satisfy the continued listing requirements for that market) or the Over-The-Counter Bulletin Board. For example, from time to time during 2003, our share price decreased below the required minimum bid price, and we did not maintain the required minimum market value of publicly held shares. In addition, in 2003, we fell below the minimum $10 million shareholders’ equity requirement. In March 2004, we raised $5.5 million in a private placement of 3,851,540 of our ordinary shares and warrants to purchase 962,887 of our ordinary shares. This equity financing enabled us, among other things, to sustain compliance with certain continued listing requirements of the NASDAQ Global Market. Depending upon our level of revenues in the future and the strategy we adopt, we may need to raise additional debt or equity capital to meet our working capital needs in the future. Further, during 2007, the lowest closing price of our ordinary shares on the NASDAQ Global Market was $1.33 per share. If our share price continues to decline we might be unable to satisfy the NASDAQ Global Market continued listing requirement of a minimum bid price of a $1 per share.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. During the third quarter of 2006, Israel was engaged in war with the Hezballah in Lebanon; however, the war did not materially affect the Company’s results.

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

All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty. Given these requirements, we believe that we have operated relatively efficiently since beginning operations in 1991 and since increased hostilities with the Palestinians beginning in October 2000. In addition, our operations were not materially affected by the war with Lebanon that took place during the third quarter of 2006. However, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians changed, and we cannot predict the effect on our business operations of any expansion or reduction of these military reserve requirements.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the dollar, and if the value of the New Israeli Shekel against the dollar increases.

A portion of our expenses, primarily labor expenses, is incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Further, during certain periods of 2007 the dollar decreased in value relative to the NIS by about 5% compared to the level at the end of 2006. Although this trend started to shift back recently, if this trend towards devaluation continues, it, coupled with a high inflation rate in Israel, may result in higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive grants and potential tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specific conditions, including making specific investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs, or pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs. The amount, if any, by which our taxes will increase depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law (the “Companies Law”) generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner or its general manager), vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies, and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than do U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such a stock-for-stock swap.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger with us or an acquisition of us. This result could prevent a change of control over us and depress our ordinary shares’ market price which otherwise might rise as a result of such a change of control.

It may be difficult to (i)  effect service of process, (ii) assert U.S. securities laws claims and (iii) enforce U.S. judgments in Israel against directors, officers and auditors named in this annual report.

We are incorporated in Israel. All of our executive officers and directors named in this annual report are non-residents of the United States, except for Avi Zamir who is a resident of the United States. A substantial portion of our assets and the assets of such persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Our ordinary shares are listed for trading in more than one market and this may result in price variations.

        Our ordinary shares are listed for trading on the NASDAQ, and since February 20, 2006, on the Tel-Aviv Stock Exchange (the “TASE”). Trading in our ordinary shares are traded on these markets in different currencies (U.S. dollars on the NASDAQ and New Israeli Shekels on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is expected to be lower compared to the trading volume on the NASDAQ, and as such, could be subject to higher volatility. The trading prices of our ordinary shares on these two markets are expected to often differ, resulting from as a result of the factors described above, as well as in this paragraph, and because of differences in exchange rates. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Both our legal and commercial name is RADCOM Ltd, and we are a corporation. RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel, and we commenced operations in 1991. The principal legislation under which we operate is the Israeli Company Laws 1999 (the “Israeli Companies Law”). Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively. Our website is www.radcom.com. Information on our website and other information that can be accessed through it are not part of, or incorporated by, reference into this annual report.

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. (“RADCOM Equipment, Inc.”), a New Jersey corporation. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd. (“RADCOM Investments”), located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055). In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation. RADCOM (UK) Ltd. is located at 2440 The Quadrant, Aztec West, Almondsbury, Bristol, BS32 4AQ England, and its telephone number is 44-1454-878827.

B. BUSINESS OVERVIEW

Below are the definitions of certain technical terms that are used throughout this 20-F and that are important for understanding our business.

GLOSSARY

3G	A third-generation digital cellular telecommunication.

Asynchronous Transfer Mode (ATM)	A cell-based network technology protocol that supports simultaneous transmission of data, voice and video typically at T1/E1 or higher speeds.

Code Division Multiple Access (CDMA)	A digital wireless technology that uses a modulation technique in which many channels are independently coded for transmission over a single wideband channel.

CDMA2000 1X (EV-DO)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to CDMA.

Time Division Synchronous Code Division Multiple Access (TD-SCDMA)	A 3G mobile telecommunications standard, being pursued in the People's Republic of China by the Chinese Academy of Telecommunications Technology (CATT).

Global System for Mobile Communications (GSM)	A digital wireless technology that is widely deployed in Europe and, increasingly, in other parts of the world.

General Packet Radio Service (GPRS)	A packet-based digital intermediate speed wireless technology based on GSM. (2.5 generation)

Universal Mobile Telecommunications Service (UMTS)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to GSM.

Voice Over IP (VoIP)	A telephone service that uses the Internet as a global telephone network.

IP Multimedia Subsystem (IMS)	An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.

Triple Play	A marketing term for the provisioning of the three services: high-speed Internet, television (Video on Demand or regular broadcasts) and telephone service over a single broadband connection.

Internet Protocol TV (IPTV)	Transmitting video in IP packets. Also called “TV over IP,” IPTV uses streaming video techniques to deliver scheduled TV programs or video on demand (VOD).

Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.

Session
A lasting connection between a user (or user agent) and a peer, typically a server, usually involving the exchange of many packets between the user's computer and the server. A session is typically implemented as a layer in a network protocol.

Overview

We develop, manufacture, market and support innovative network test and service monitoring solutions for communications service providers and equipment vendors. We specialize in next generation cellular as well as voice, data and video over IP networks. Our solutions are used in the development and installation of network equipment and in the maintenance of operational networks. Our products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation (the ability to collect network information for a third-party application). We currently offer the following solutions:

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

Protocol Analyzers

Our award-winning network protocol analyzers offer a powerful network analysis and test solutions available to the Cellular, VoIP and data communications industry. Our network analyzers support over 700 protocols with multiple interfaces, allowing users to troubleshoot and analyze the most complex and advanced networks, quickly and simply.

Our Customers and the Market for Our Solutions

The key benefits of our solutions to markets and customers are described below;

For Developers: Reduced time to market, reduced development costs, automated testing and application versatility from research and development(“ R&D”) to QA (quality assurance) through final testing and field service.

For Service Providers/Enterprises:

•	reduced quality degradation, reduced outages, improved network utilization and longer customer hold times;

•
ability to employ fewer and less experienced maintenance staff due to the utilization of a single test system environment, controlled by a central console, ensuring ease of use and reduced learning curves; and

•
decreased support costs through centralized management, portable high-end solutions for in-depth troubleshooting, ability to offer premium SLAs (service level agreements) and LOE (level of experience) parameters based on measurable parameters and all-inclusive, probe-based solution.

The market for our products consists of the following types of end-users:

Telecommunications Service Providers (Cellular and Wireline) are organizations responsible for providing telecommunications services. This group of companies uses of our product fall into four main categories:

•	Fault detection - to detect when there is a problem.

•
Performance - to analyze the behavior of network components and customer network usage in order to understand trends, performance and optimization (to help identify faults before the customer complains).

•	Troubleshooting - to drill down to resolve specific issues. and

•	Pre-Mediation - to provide call detail records or CDR information to third-party operations support systems (OSS) or other solutions.

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

Our Strategy

Our objective is to become a market leader in network test and service monitoring solutions. To this end, we seek to deliver customer-oriented, technically advanced and cost-effective products and to support them according to world-class standards. Key elements of our strategy include:

•	Capitalizing on the growth in the Cellular network and the move of wireline networks to IP technology markets and their associated monitoring needs;

•	Leveraging and expanding our top-tier customer base and distribution channels to gain access to the service providers who are offering these new technologies;

•	Broadening our penetration of major service providers and vendors;

•	Extending our sales capabilities and distribution channels;

•	Repeating sales to our existing customers;

•	Leveraging our experience and knowledge in the area of converged networks and technology platforms to produce comprehensive testing and analysis solutions for triple-play networks;

•	Maintaining technological leadership while addressing the needs of emerging technology markets;

•	Partnering with companies that offer complementary solutions and applications; and

•	Carrying out synergistic acquisitions of companies in tangent markets to broaden our solution portfolio and our sales and marketing reach.

Our sales network includes North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, a sales office in China and, in the rest of the world, a network of more than 35 distributors selling in over 35 countries. RADCOM Equipment sells our products to end-users through a direct sales force and through 10 independent sales representatives. Our testing and monitoring equipment has been sold to a number of international companies and government agencies, including Hutchison, British Telecom, Telstra, Deutsche Telekom, Verizon Wireless, Vodafone, KPN, Nortel Networks, Lucent, Siemens, Cisco, NTT, NEC, Nokia, ZTE, Huawei, Detang, Alcatel and Ericsson.

Industry Background

Service providers deploy unified, packet-based platforms with broadband and 3G technologies to enhance the value proposition of converged networks. These technologies allow service providers to offer new types of revenue-enhancing services, such as voice calls, video calls, video streaming, IPTV, music downloading and messaging solutions. Mainstream deployment of converged networks has begun and equipment vendors are under pressure to develop and improve the required technologies. Both types of our main market players equipment vendors and service providers need sophisticated testing solutions. Equipment vendors need these solution to speed time-to-market while achieving the highest standard of products, and service providers need to evaluate vendors' products and to monitor customer experience and quality of service (QoS) on an ongoing basis. For these reasons, the demand for new testing and monitoring equipment is growing. For example, analysis from Frost & Sullivan, World VoIP Monitoring Solution Markets, reveals that the revenue in this industry totaled $50.7 million in 2004 and projects to reach $297.1 million in 2011.

Products and Solutions

We categorize our products into two primary lines: (i) the Omni-Q network monitoring solution and (ii) the Performer Family.

The Omni-Q Network Monitoring Solution

•
The Omni-Q is a unique, comprehensive, next-generation network monitoring and services solution. The Omni-Q solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes covering various networks and services, including VoIP, UMTS, CDMA and data. These probes are based on the R70 probe and Performer family platforms, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis. The R70 probe platform is an embedded Linux platform, based on our GearSet technology. The GearSet is a technology extension of our successful GEAR chip technology, allowing a full session tracing and analysis in a chip set and permitting wirespeed analysis of network services.

•
In addition, the Omni-Q benefits global telecommunications carriers, by providing end-to-end voice quality monitoring and management. The Omni-Q is designed to enable service providers and vendors to successfully face tremendous challenges in the coming years, including:

•	deployment of next-generation networks such as UMTS, CDMA2000 and triple-play;

•
integration of new architectures such as high-speed downlink packet access (HSDPA), high-speed uplink packet access (HSUPA), long term evolution (LTE), IMS, UMTS Release 6 and CDMA Rev’ A or evolution data voice (EVDV);

•	successful delivery of advanced services such as VoIP, IPTV and video conferencing; and

•
proactive management of call quality on existing and next-generation service providers’ production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

•	Telecommunications Service Providers (Cellular and Wireline) use the Omni-Q in four main areas:

•	Fault detection - to detect when and where there is a problem.

•
Performance - to analyze the behavior of network components and customer network usage in order to understand trends, performance and optimization (i.e., to help identify faults before the customer complains).

•	Troubleshooting - to drill down to resolve specific issues.

•	Pre-Mediation - to provide call detail records or CDR information to third-party operations support systems (OSS) or other solutions.

•	The Omni-Q is comprised of the following components:

•
The Omni-Q’s central management module is designed to take advantage of the unique capabilities and feature set of our platform by consolidating the monitoring and analysis information into a comprehensive, integrated view that enables visibility, fault detection, performance and troubleshooting.

•
The Omni-Q Wireline monitoring solution gives service providers, incumbent local exchange carriers (ILECs) and cable/multi-system operators(MSOs) complete visibility into the voice, video or TV service running over the network, enabling early-stage fault detection, pre-emptive maintenance and optimization, and drill-down troubleshooting that leads to quick and easy fault resolution.

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

The Performer Family

The Performer family is an open platform that supports a wide range of test applications over a variety of technologies. With simplified control from a central console, the Performer hardware and software suite tests the quality and grade of service of a real-world network environment. The Performer family is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware. Our GEAR (GenEric AnalyzeR processor) chip is our main differentiating technology. It is a proprietary, one-chip analyzer processor designed to provide on all layers wirespeed testing performance, independent of protocols and technologies,. The GEAR processor positions us as the industry leader in the high-performance, communication test-equipment market. It allows one platform to carry out both network troubleshooting and analysis as well as packet and cell analysis in real time, at up to 2.5 gigabytes per second (Gbps), with no limitation on interface type or protocols. The GEAR technology also allows us to rapidly develop and roll out new interfaces by merely adding a new interface with the appropriate functionality. The Performer family is unique for its combination of strong hardware performance and flexible software use.

The Performer’s architectural advantages include:

•	Single Platform - Our single-platform technology enables all functions to be performed on one platform, as opposed to the multi-system architecture of its competitors;

•	Scalable - Our systems are fully scalable, can migrate quickly to new applications, and can be easily integrated with third-party applications; and

•	Distributed system - Our solution is based on a GPS synchronization technology, IP connectivity and management console/server architecture.

The Performer family response to customer needs is twofold:

•	Post-deployment/quality management solutions and troubleshooting for convergence service providers, and

•	Pre-deployment, predictive test systems for convergence vendors.

Our system solutions are critical for the successful rollout of next-generation 3G Cellular networks, Voice over IP and Video over IP technologies. Our solutions lead the market in their ability to troubleshoot connectivity problems and analyze network performance, helping equipment vendors and service providers to ensure a trouble-free network environment and a high-quality user experience. We continuously extend our solutions in response to rapidly changing technology and customer requirements, evolving industry standards and frequent new product introductions. In addition, our ability to provide highly cost-effective solutions has been a critical asset in this competitive market.

Network Protocol Analyzer

The Performer’s innovative approach provides customers with real-time cell and packet analysis and troubleshooting capabilities at all seven telecommunications layers, including, basic physical and link layer testing, complex tracing of NAS layer voice, IP session signaling and data/voice quality of service validation. This analyzer supports Ethernet, WAN, ATM and POS interfaces, and can decode over 700 communication protocols. The Network Protocol Analyzer, a fully distributed system, is an ideal solution for vendor research and development, quality assurance and integration labs, as well as for use by operators during network setup and operation for protocol verification, cell/frame-level analysis, voice call and IP session analysis and streaming media and voice quality testing.

The Cellular Performer

The Cellular Performer is an application that runs on our Performer platform launched in February 2003. The Cellular Performer is a multi-layer session-level analysis of applications and services that gives users a simple, intuitive and powerful troubleshooting tool. Used for drilling down to each of a cellular networks interfaces, our cellular protocol analysis tools enable users to trace a call over a whole network, and identify the source of network problems. This allows users to quickly pinpoint specific problems, and to smooth out the performance of highly complex networks. The product supports all major 2.5 and third-generation networks, including GPRS, UMTS, CDMA2000, Enhanced Data Rates for Global Revolution Standard (Edge) and Time Division Synchronous CDMA (TD-SCDMA).

The Network Consultant is an advanced cellular network analysis application that enables mobile operators to quickly verify subscriber connectivity and proactively monitor end-to-end network performance. The Network Consultant gathers and processes data from multiple server links from the Radio Access Network, Core signaling, and Core IP. It enables full drill-down analysis capabilities of the call session, voice calls and video calls. Using it, customers can zoom in and view the signaling and procedures on each interface separately - online and offline.

The RANalysis is a solution that enables fast and easy RAN analysis in UMTS networks. With the RANalysis, different types of RAN problems can be identified. And with the number of services, mobile devices, and customers expected to grow every year, radio-optimization engineers need a long-term solution that can provide a quick and easy view of problems in the cells. RANalysis offers engineers rich functionality, with an easy-to-use application and focused reports. RANalysis changes the way deep UMTS radio analysis is done. Based on a vast amount of detailed radio measurements, RANalysis supports the RAN optimization process, reduces the huge expenses involved in drive-testing and helps shorten radio troubleshooting turnaround time.

The Voice-over-IP Performer

•
The Voice-over-IP Performer is designed to support pre-deployment testing of current and emerging convergence technologies. The Voice-over-Data Performer is the first performance testing solution that we launched.

The following are some of the highlights of the Voice-over-IP Performer:

•
SIPSim - The SIPSim is a SIP services load generator that focuses on high-stress load testing of any SIP application. The SIPSim provides high industry performance while retaining the flexibility needed to emulate all types of services. By emulating up to hundreds of thousands of users over the SIPSim’s Triple Mcapability (multi-IP, multi-MAC and multi-VLAN), any service can be emulated over any type of network configuration. The SIPSim is capable of stress-testing different SIP services and network elements, including softswitch, SBC and IMS networks. Using the SipStudio, the user can build scripts to customize the SipSim to simulate almost any call flow. This is especially important in the IMS environment, where network topology is complex and each new service introduces a new flow;

•	H.323Sim - a voice-over-IP generator that generates over 2000 calls simultaneously, at the rate of over 100,000 calls per hour, emulating the functionality of an H.323 terminal;

•	MediaPro - A real-time hardware-based, multi-protocol, multi-technology VoIP and Video analyzer, capable of analyzing a wide variety of VoIP signaling protocols and media CODECs; and

•	QPro - The QPro is a multi-technology call quality analyzer that enables users to test many call quality parameters over a variety of interfaces.

The Prism Series of Multitechnology Analyzers and Others

•
Part of our legacy product line is the PrismLite and PNNI simulation. The PrismLite addresses the needs of field service engineers and quality assurance and research and development labs, both of equipment developers and service providers who may need to test the operation of equipment using multiple technologies simultaneously. The PrismLite is convenient for transporting to on-site locations for the testing of internetworking problems. Starting in the first quarter of 2003, sales of the Prism series products for ATM and frame relay declined dramatically as our customers’ transitioned to our new Performer product line. The PNNI simulation product, a software application used to test ATM switches running the Private Network to Network Interface (PNNI) protocol. This application enables the user to graphically design PNNI networks and simulate the existence of a multi-tiered network in its interaction with the ATM switch.

The following table shows the breakdown of our consolidated sales for the fiscal years 2004, 2005 and 2006 by product:

	Year ended December 31,
	2004	2005	2006
	(in thousands of U.S. dollars)
The Omni Q Family	$200	$3,940	$15,765
The Performer Family and others	$15,855	$18,400	$7,776
Total	$16,055	$22,340	$23,541

Sales and Marketing

We sell our products in North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, which sells our products to end-users primarily directly or through independent representatives. Most of these representatives have exclusive rights to the distribution of our products in their respective geographical areas throughout North America (with the exception of some accounts and the Omni-Q, our monitoring solution which we handle directly) and are compensated by us on a commission basis. The activities of our representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment’s employees, who also provide product support to our North American customers. The independent representatives do not hold any of our inventory, and they do not buy products from us. Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases they provide training to the end-users. The customers submit orders directly to our wholly owned subsidiary, RADCOM Equipment, which invoices the end-user customers and collects payment directly, and then pays commissions to the representative for the sales in their territory. The commission is between 7.5% and 15%, depending on the agreement RADCOM Equipment has with the individual representative.

Outside North America, we sell our products through a global network of distributors who market data communications-related hardware and software products. We currently have more than 35 independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas. We have opened regional sales support offices in China, Singapore, Korea and Spain. These offices support our distributors in these regions. We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

Our distributors serve as an integral part of our marketing and service network around the world. They offer technical support in the end-user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language. We have a standard contract with our distributors. Based on this agreement, sales to distributors are final, and distributors have no right of return or price protection. The distributors do not need to disclose to us their customers’ names, prices or date of order. To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale. Usually, we are not a party to the agreements between distributors and their customers. Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer. According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to their customers. This is a final sale, and there are no rights of return. The distributor cannot sell this equipment to the end-user; the license is only for the distributor. We do not consider this a benefit to the distributors since we sell only the demo systems with a special software discount.

We focus a significant amount of our sales and marketing resources on our distributors, providing them with ongoing communications and support, and our employees regularly visit distributors’ sites. We organize annual distributors’ meetings to further our relationships with our distributors and familiarize them with our products. In addition, in conjunction with our distributors, we participate in the exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings of flyers and advertisements. The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31,				Year ended December 31,
	(in millions of U.S. dollars)				(in percentage)
	2004	2005	2006	2004	2005	2006
North America	4.5	8.8	7.6	27.7%	39.5%	32.3%
Europe	8.5	8.6	9.4	53.1	38.5	40.0
Asia Pacific	2.3	3.3	2.6	14.3	14.8	11.1
South America	0.2	0.7	2.6	1.2	3.2	11.1
Others	0.6	0.9	1.3	3.7	4.0	5.5
Total revenues	16.1	22.3	23.5	100.0%	100.0%	100.0%

Seasonality of Our Business

Generally, we are affected by the capital spending of the end-users of our products. These end-users tend to spend more towards the end of their fiscal year, which is typically the end of the calendar year, resulting in more orders during the second half of the year compared to the first half of the year. This has been the pattern over the last few years.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to the acceptance of our products. We offer a toll-free technical support help desk to our representatives in the United States and a technical support help desk to our distributors worldwide. We also support our customers via fax, email and cellular phone service, and provide additional technical information on our Internet home page. We also offer an E-Learning system, which provides technical courses to our distributors, representatives and sales and technical support people at remote locations. These services are partially available to end-users. We regularly produce a newsletter which is sent to representatives and distributors, and we publish application notes and technical briefs for representatives, distributors and end-users to assist them in using our products more efficiently.

In addition to our direct service and support activities, our representatives in North America and our distributors worldwide provide to end-user customers sales, service and technical support functions for our products in their respective territories. We organize annual technical seminars in different areas of the world every year to increase the technical knowledge of distributors in the use of our products.

Our products are designed and manufactured to meet standards required by our customers. We provide a free one-year warranty, which includes bug-fixing solutions and a hardware warranty on our products. After the initial update period, our customers can purchase an extended warranty for one-, two- or three-year periods. The extended warranty includes bug fixing and full hardware repair of any faulty units. Generally the cost of the extended warranty is based on a percentage of the overall cost of the product as an annual maintenance fee. For the Prism products the cost is fixed.

Manufacturing and Suppliers

Our manufacturing facilities, which are located in Tel Aviv, Israel, consist primarily of final assembly, testing and quality control. Electronic components and subassemblies are prepared by subcontractors according to our designs and specifications. Certain components used in our products are presently available from, or supplied by, only one source and others are only available from limited sources. In addition, some of the software packages that we include in our product line are being developed by unaffiliated subcontractors. The manufacturing processes and procedures are generally ISO 2000 and ISO 14000 certified.

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

Our gross research and development costs were approximately $5.2 million in 2004, $5.8 million in 2005 and $6.8 million in 2006, representing 32.6%, 26.0% and 28.9% of our sales, respectively. Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $1.7 million in 2004, $1.7 million in 2005 and $1.9 million in 2006. For more information on the Office of the Chief Scientist, see “Israeli Office of the Chief Scientist” below. We expect to continue to invest significant resources in research and development.

As of December 31, 2006, our research and development staff consisted of 71 employees. Research and development activities take place at our facilities in Tel Aviv. We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, (the “Chief Scientist”). Grants received under such programs are repaid through a mandatory royalty based on revenues from products (and related services) incorporating know-how developed with the grants. This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984 and the regulations promulgated thereunder (the “R&D Law”).

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the Research Committee of the Chief Scientist (the “Research Committee”) are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by this Research Committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. As of 2006, our royalty rate was 3.5%.

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and the approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment was supposed to be effective retroactive to January 1, 2006, although there is no assurance as to whether and when it will be adopted.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon notification to the Chief Scientist, up to 10% of the manufacturing volume may be performed outside of Israel; furthermore, with the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Research Committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the Research Committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law permits the transfer of Chief Scientist-funded know-how outside of Israel, under certain circumstances and subject to the Chief Scientist’s prior approval, only in the following cases: (a) if the subject company pays to the Chief Scientist a portion of the sale price paid in consideration of such funded know-how; (b) if the subject company receives know-how from a third party in exchange for its funded know-how; or (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

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

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. At December 31, 2006, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $20.9 million.

Binational Industrial Research and Development Foundation

We received from the Binational Industrial Research and Development Foundation (the “BIRD Foundation”) funding for the research and development of products. At December 31, 2006, our contingent liability to the BIRD Foundation for funding received was approximately $306,000. We have not received grants from the BIRD Foundation since 1995.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We own registered trademarks for the names PrismLite, Omni-Q, MediaPro, GearSet and Wirespeed. In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturer’s representatives and with certain suppliers with access to sensitive information. However, we have no registered patents or trademarks (except for those listed above) and these measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.

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

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing. We believe that the principal competitive factors in the market for internetworking test and analysis equipment include:

•	name recognition;

•	product performance;

•	product fit to customer workflow and procedures;

•	support of the required interfaces and protocols;

•	support of the right services;

•	quality of the software and the hardware;

•	technical features;

•	multitechnology support;

•	price;

•	customer service and support;

•	ease of use; and

•	ability to integrate with other information systems.

Our principal competitors are Agilent , Tektronix, NetHawk, Anritsu (Nettest), SPIRENT Communications, Sunrise Telecom Inc., Empirix and Brix Networks. In addition to these competitors, we expect substantial competition from established and emerging computer, communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing and market and distribution capabilities, and some of them may enjoy greater market recognition than we do.

Employees

As of December 31, 2006, we had 129 permanent employees and 8 temporary employees located in Israel, 15 permanent employees of RADCOM Equipment located in the United States and 10 permanent employees in total located in Spain, Singapore, Korea and China, collectively. Of the 137 employees located in Israel, 71 were employed in research and development, 18 in operations (including manufacturing and production), 37 in sales and marketing and 11 in administration and management. Of the 15 employees located in the United States, 12 were employed in sales and marketing and 3 were employed in administration and management. All the 10 employees located in Spain, Singapore, Korea and China, were employed in sales and marketing. We consider our relations with our employees to be good and we have never experienced a labor dispute, strike or work stoppage. Most of our permanent employees have employment agreements and none of our employees are represented by labor unions. Our temporary employees are paid an hourly rate, have employment agreements and are not represented by a labor union.

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

In Israel, a general practice we follow (although not legally required) is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as “Managers’ Insurance.” This policy provides a combination of savings plan, insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.3% and 14.7% of the employee’s base salary. Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary. We also provide our permanent employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary. In the United States we provide benefits, in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employee’s base salary. All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the consumer price index. The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

C. ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment which conducts the sale and marketing of our products in North America. In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities. As of June 15, 2007, Radcom Investments did not hold any of our outstanding shares. In August 2001, we established our wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which is currently not active, but in the past conducted the sales and marketing of our products in the United Kingdom. In 2002, we established our wholly-owned Representative Office in China, which conducts the sales and marketing for our products in China. Our subsidiaries include:

Name of Subsidiary	Jurisdiction of Incorporation
RADCOM Equipment, Inc.	United States
RADCOM Investments (1996) Ltd.	Israel
RADCOM (UK) Ltd.	United Kingdom

Yehuda Zisapel and Zohar Zisapel are co-founders and principal shareholders of our Company. Individually or together, they are also founders, directors and principal shareholders of several other privately and publicly held high technology and real estate companies which, together with us and the other subsidiaries and affiliates, are known as the “RAD-Bynet Group.” In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products. Our Company has limited competition with RADVision Ltd., which supplies as part of its technology package a protocol simulation that may serve some of the needs of our customers for test equipment. Some of the products of members of the RAD-Bynet Group are complementary to, and have been and are currently used in connection with, our products.

D. PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property. We currently lease an aggregate of approximately 2,462 square meters of office premises in Tel Aviv, which includes 2,196 square meters from affiliates of our principal shareholders. Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems. In 2006, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $519,000, of which approximately $384,000 was paid to affiliates of our principal shareholders. We may, in the future, lease additional space from affiliated parties. We also lease premises in Paramus, New Jersey from an affiliate. In 2006, we leased approximately 6,131 square feet from an affiliate, 276 square feet of which we now sub-lease to a related party. In 2006, aggregate annual lease payments for the premises were approximately $139,000 and we received $5,000 from the related party for those sub-leases. We also lease approximately 142 square meters in Beijing. In 2006, our aggregate annual lease payments for those premises were approximately $26,000. The rental agreements for the premises in Tel Aviv and New Jersey, United States, expire on December 31, 2008 and on January 15, 2011, respectively.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report.

This discussion contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements - including those identified below, as well as certain factors - including, but not limited to, those set forth in “Item 3—Key Information—Risk Factors” - are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

Overview

We develop, manufacture, market and support innovative network test and service monitoring solutions for communications service providers and equipment vendors. We specialize in next generation cellular as well as voice, data and video over IP networks. Our solutions are used in the development and installation of network equipment and in the maintenance of operational networks. Our products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation, the latter of which refers to the ability to collect network information for a third-party application.

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

We commenced operations in 1991. Since then, we have focused on developing and enhancing our products, building our worldwide direct and indirect distribution network and establishing and expanding our sales, marketing and customer support infrastructures.

Most of our revenues are generated in U.S. dollars or are dollar-linked and the majority of our expenses are incurred in dollars and, as such, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with generally accepted accounting principles in the United States.

Our technology vision is based on an architectural evolution of networking from simple connectivity of products to application systems, or as we refer to it, the “Application Provider.” As such, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G Cellular and triple-play networks. If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors. If it does not, however, our initiatives and investments in this area may be of no or limited value. As a result we cannot quantify the impact of new product introductions on our historical operations or anticipated impact on future operations.

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G Cellular and triple-play networks. During fiscal year 2006, we continued to focus our resources on the 3G Cellular segment and triple-play networks. While this potentially increases our exposure to changes in telecommunications industry conditions, we feel that this is a growing area and that we have the technology to capitalize on this market growth.

After commencing sales of our Performer in the first quarter of 2003, our revenues began to increase. Through 2005, our Performer family was the main driver increasing our revenues. In 2006 our comprehensive monitoring solution started to evolve as our main product. As a result of these developments, we enjoyed increased sales across all converged network product lines and the average size of our deals began to rise.

Our net sales for 2006 were $23.5 million, compared with $22.3 million in fiscal year 2005. Net loss for 2006 was $54,000, compared with net income of $1.5 million in fiscal 2005. We recorded negative cash flow of $8.5 million for 2006 compared with a positive cash flow of $4.0 million for 2005.

In 2007, we will continue to focus on our two major growth areas of 3G Cellular and triple-play networks with the goal of continuing to expand our sales and profits. With analysts (Informa Telecoms & Media, WCIS and 3G America) projecting that the 3G market will eventually include 200-300 operators and an even larger number of next-generation wireline players, we believe there is a lot of room for additional growth. However, in the first quarter of 2007 we identified weakness in our sales and marketing capabilities in North America and the Far East that have temporarily hindered our ability to take advantage of the strong potential of these markets, and that have significantly impacted our sales. Among the key factors that will influence our 2007 performance are the continued evolution of the global telecommunications industry towards converged services and our customers’ perspective regarding the prospects for improving conditions, together with our ability to rectify our execution issues.

Revenues. Our revenues are derived primarily from sales of our products and, to a lesser extent, from sales of warranty services. Product revenues consist of gross sales of products, less discounts, refunds and returns.

Cost of sales. Cost of sales consists primarily of our manufacturing costs, warranty expenses, allocation of overhead expenses and royalties to the Chief Scientist. As part of our plan to reduce product cost and improve manufacturing flexibility, we have shifted to a subcontracting model for the manufacturing of our products. Currently, the functions performed by us are the planning and integration of other companies’ solutions into our products, while the subcontractors purchase the component parts, assemble the product and test it. These functions can be divided as follows:

RADCOM	Subcontractor
Planning	Purchase component parts
Integration	Assembly
Testing

We provide a non-binding rolling forecast every quarter for the coming year, and submit binding purchase orders quarterly for material needed in the next quarter. Purchase orders are generally filled within three months of placing the order. We are charged by the unit, which ensures that unnecessary charges for reimbursements are minimal. We are not required to reimburse subcontractors for losses that are incurred in providing services to us and there are no minimum purchase requirements in our subcontracting arrangements. If we change components in our products, however, and the subcontractor already bought components based on a purchase order, we would reimburse the subcontractor for any losses incurred relating to the subcontractor’s disposal of such components. The subcontracting arrangements are generally governed by one-year contracts that are automatically renewable and that can be terminated by either party upon ninety days’ written notice.

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

Most of our products consist of a combination of hardware and software. Following an initial purchase of a product, a customer can add additional functions by purchasing software packages. These packages may add functions to the product such as providing additional testing data or adding the ability to test equipment based on different transmission technologies. Since there are no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher. We also have higher gross profit on sales in North America, where we sell directly and through representatives, than on sales outside North America where we sell through distributors.

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

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions to representatives, advertising, public relations, trade shows, promotional expenses, web site maintenance, public relations and overhead expenses.

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

Additional Expense for Share-Based Compensation

SFAS 123(R), Share-Based Payment, which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, became effective for public companies for fiscal years beginning after June 15, 2005. As a result of SFAS 123(R) we have been required to record an expense for stock-based compensation plans which has resulted in ongoing accounting charges that have significantly reduced our net income. For further information, see the section entitled “Share-Based Compensation” in Note 6 of the Notes to our Consolidated Financial Statements.

Summary of Our Financial Performance in Fiscal Year 2006

During the year ended December 31, 2006 our revenues increased by 5.4% to $23.5 million, while our loss for the year increased to approximately $54,000.

During fiscal 2006, our cash, cash equivalents and short-term deposits decreased by $0.5 million, of which $2.6 million of our cash, cash equivalents and short-term deposits was used in operating activities. Of this amount, $2.4 million was provided from the sale of shares under our share option plans and exercise of warrants. Capital expenditures in fiscal 2006 amounted to $0.3 million.

Revenues. We experienced a rise in sales quarter over quarter during the first three quarters of 2006, reflecting an increase in deals from major operators throughout the world with growing strength in South America, an important focus region for us. However, in the first quarter of 2007, the combination of weakness in the 3G Cellular market, longer average sales cycles and internal execution problems, led to a significant decrease in our revenues compared to the first quarter of 2006.

 Research and development. Since our future success will depend upon our ability to introduce new products that address the changing demands of the telecommunications industry on a timely basis, we try to achieve a balance between the short-term and long-term challenges regarding demand. In 2006 we launched our new R70 probe based on the Gearset technology. The R70 platform sets a new level for monitoring and analysis next generation networks and provides service providers with comprehensive and correlated view of their 3G and triple-play networks.

Sales and marketing. Our sales and marketing focus for the last two years has been on large prospects, a strategy that has afforded us several significant sales but has also reduced the overall depth and breadth of our sales pipeline. In 2007, we plan to accelerate the pace of our sales and marketing efforts and costs with the goal of expanding our sales pipeline and closing rate.

Organization of Our Business

Management receives sales information by product groups and by geographical regions. The cost of material and related gross profit for the Omni-Q and the Performer family is almost identical. Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e. they are not allocated to product groups or geographical regions). Because a measure of operating profit or loss by product groups or geographical regions is not presented to the Company’s management, we have concluded that we operate in one reportable segment.

A. OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,
	2004	2005	2006
Sales	100.0%	100.0%	100.0%
Cost of sales	31.9	33.1	31.4
Gross profit	68.1	66.9	68.6
Operating expenses:
Research and development	32.6	26.0	29.0
Less royalty bearing participation	10.7	7.8	8.1
Research and development, net	21.9	18.2	20.9
Sales and marketing	43.5	35.3	39.1
General and administrative	13.6	7.6	10.8
Total operating expenses	79.0	61.1	70.8
Operating income (loss)	(10.9)	5.8	(2.2)
Financial income, net	0.5	1.0	2.0
Net income (loss)	(10.4)	6.8	(0.2)

Financial Data for Year Ended December 31, 2006 Compared with Year Ended December 31, 2005 and Year Ended December 31, 2004

Revenues
	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2005 vs.	2006 vs.
	2004	2005	2006	2004	2005
The Omni Q Family	0.2	3.9	15.7	1,850	303
The Performer Family and others	15.9	18.4	7.8	16	(58)
Total revenues	16.1	22.3	23.5	39	5

Revenues. Our revenue increased 5.4% over 2005 due to the continuing improvement in market conditions discussed above and our success in penetrating service providers around the world. During the first half of the year, the main component of our sales was to 3G cellular operators. In the second half of the year we began to see an increase in triple-play network deployments. This reflects a new scale of triple-play network deployments in the marketplace, and is indicative of the significant challenge the triple-play network operators must overcome in order to maintain quality services. Due to the nature of the service provider orders which represents a potential for larger sales on average than equipment vendor orders, both the average size of our transactions and the length of the sales cycle have increased.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, as well as ten independent representatives, and more than 35 independent distributors in over 35 other countries. The table below shows the sales breakdown by territory:

	Year Ended December 31,				Year Ended December 31,
	(in millions of U.S. dollars)				(as percentage)
	2004	2005	2006	2004	2005	2006
North America	4.5	8.8	7.6	27.7%	39.5%	32.3%
Europe	8.5	8.6	9.4	53.1	38.5	40.0
Asia Pacific	2.3	3.3	2.6	14.3	14.8	11.1
South America	0.2	0.7	2.6	1.2	3.2	11.1
Others	0.6	0.9	1.3	3.7	4.0	5.5
Total revenues	16.1	22.3	23.5	100.0%	100.0%	100.0%

During 2005 we announced that we signed a multi million dollar contract with a major 3G CDMA mobile operator in North America. This major mobile operator in North America accounted for more than 10% of our sales both in 2005 and 2006. One of our distributors in Europe accounted for more than 10% of our sales in 2005.

Cost of sales and Gross profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2004	2005	2006
Cost of sales	5.1	7.4	7.4
Gross profit	10.9	14.9	16.1

Cost of sales. Since 2001, we have increasingly shifted to a subcontracting model for the manufacture of our products. As a result, cost of sales consisted of fixed costs of approximately $1.8 million for 2006, $1.3 million for 2005 and $1.4 million for 2004. We believe that the reduction of our fixed manufacturing costs will ensure that our cost of sales fluctuates more directly in line with revenues.

Most of our revenues come from products that we develop internally, but in order to able to deliver a broader range of products and services to our customers in target markets, we must integrate other companies’ solutions, mainly servers and storage units, into our Omni-Q system. The gross margins on these integrated sales are lower than the products that we develop internally. With revenue levels similar to 2006 or greater for the year we do not expect gross margins to change dramatically.

Our cost of sales during 2006 included an expense of $14,000 for share-based compensation: $0 in 2005 and $2,000 in 2004. The following table provides the approximate operating costs and expenses of the Company in the 2004, 2005 and 2006, as well as the percent change of such expenses in 2005 compared to 2004 and in 2006 compared to 2005:

Operating Costs and Expenses

	Year ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2005 vs.	2006 vs.
	2004	2005	2006	2004	2005
Research and Development	5.2	5.8	6.8	11.5	17.2
Less Royalty-bearing Participation	1.7	1.7	1.9	-	11.8
Research and Development, net	3.5	4.1	4.9	17.1	19.5

Sales and Marketing	7.0	7.9	9.2	12.9	16.5

General and Administrative	2.2	1.7	2.6	(22.7)	52.9
Total Operating Expenses	12.7	13.7	16.7	7.9	21.9

Research and Development. The increase in gross research and development expenses from 2005 to 2006 reflects our policy to support our growing activity and our long-term development goals. This increase is indicative primarily of an increase in the average number of our research and development personnel. Research and development expenses, gross, increased from $5.8 million in 2005 to $6.8 million in 2006. As a percentage of total revenues, research and development expenses, gross, increased from 26.0% in 2005 to 28.9% in 2006. Our research and development costs during 2006 included an expense of $113,000 for share-based compensation: $0 in 2005 and $43,000 in 2004.

Sales and Marketing. In North America, we mainly sell our products primarily to end-users directly, which has increased our salary and other expenses. This increase, however, has been partially offset by lower commissions paid to sales representatives. We have also expanded our sales and marketing activities in China with the goal of preparing ourselves to address the area’s emerging 3G market. We are still waiting for this development to materialize. The increase in sales and marketing expenses from 2005 to 2006, which included primarily an increase in the average number of sales personnel and salary expenses together with the expenses associated with opening our new sales offices in Singapore and Korea, reflects these activities. Sales and marketing expenses increased from approximately $7.9 million in 2005 to approximately $9.2 million in 2006. As a percentage of total revenues, sales and marketing expenses increased from 35.3% in 2005 to 39.1% in 2006.

Our sales and marketing expenses during 2006 included an expense of $193,000 for share based compensation: $0 in 2005 and $34,000 in 2004.

General and Administrative. General and administrative expenses for 2006 increased by 51.2% compared to 2005. General and administrative expenses included a provision for bad debts and other expenses totaling approximately $557,000 for 2006, $17,000 for 2005 and $11,000 for 2004. The other main reason for the increase in general and administrative expenses during 2006 was an expense of $238,000 for share-based compensation: $12,000 in 2005 and $15,000 in 2004.

Financial Income, Net. Financial income, net, was approximately $472,000 in 2006 compared to $235,000 in 2005. The increase in financial income, net, in 2006 compared to 2005 was due to higher prevailing rates of return.

Year Ended December 31,2005 Compared to the Year Ended December 31, 2004

The following discussion of 2005 compared with 2004 should be read in conjunction with the section of this report entitled “Financial Data for Year Ended December 31, 2006 Compared with Year Ended December 31, 2005 and Year Ended December 31, 2004.”

Revenues. The increase in net sales in 2005 was primarily due to a significant rise in sales in North America. Our total revenue increased 39.1% over 2004 due to the continuing improvement in market conditions discussed above and our successful penetration into a large CDMA service provider. In addition, with our award-winning Omni-Q solution, next-generation network testing, monitoring and performance management solution, we have successfully penetrated the service provider market. Due to the nature of the service provider orders which represents a potential for larger sales on average than do equipment vendors, the average size of our transactions began to increase.

Cost of Sales. Since 2001, we increasingly shifted to a subcontracting model for the manufacture of our products. As a result, cost of sales consisted of fixed costs of approximately $1.3 million for 2005, $1.4 for 2004 and $1.4 million for 2003. We believe that the reduction of our fixed manufacturing costs will ensure that our cost of sales fluctuates more directly in line with revenues.

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

Sales and Marketing. In some regions of North America, we started to sell our products to end-users directly, which has increased our salary and other expenses but this was partially offset by lower commissions paid to sales representatives. We have also expanded our sales and marketing activities in China with the goal of preparing ourselves to address the area’s emerging 3G market. The increase in sales and marketing expenses from 2004 to 2005, including primarily an increase in the average number of sales personnel and salary expenses, reflects these activities. Sales and marketing expenses increased from approximately $7.0 million in 2004 to approximately $7.9 million in 2005. As a percentage of total revenues, sales and marketing expenses decreased from 43.5% in 2004 to 35.3% in 2005.

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

We have financed our operations through cash generated from operations, from the proceeds of our 1997 initial public offering and from our 2004 private placement transaction. Cash and cash equivalents, marketable securities and short-term deposits at December 31, 2004, 2005 and 2006 were approximately $8.6 million, $10.5 million and $10.1 million, respectively. We believe that our existing capital will be sufficient for the Company’s requirements for at least the next twelve months.

Net Cash Generated by/Used in Operating Activities. Net cash used in operating activities was approximately $2.2 million in 2004 and $2.6 million in 2006 while net cash generated from operations in 2005 was approximately $1.4 million. The negative net cash flow in 2006 was primarily due to net increase of approximately $2.7 million in trade receivables, an increase of approximately $1.2 million in inventory and an increase of $445,000 in other current assets. This was partially offset by loss of approximately $54,000, employees’ share-option compensation of $558,000, increase of approximately $380,000 in trade payables, increase of approximately $276,000 in other payables and accruals and approximately $603,000 of depreciation.

The trade receivables and days sales outstanding (DSO) are primarily impacted by payment terms, shipment linearity in the quarter and collections performance. Trade receivables increased during 2006 by $2.7 million due primarily to the increase in our total revenue, payment terms extended to our customers and a higher concentration of shipments toward the end of the fourth quarter of 2006, which resulted in a shorter amount of time to collect the related accounts receivable before year-end and increased DSO. During 2007 we expect this trend to continue, resulting in higher DSOs than in previous years.

The overall increase in inventory in 2006 was due to the impact of increased sales, which resulted in increased production rates. All inventories are accounted for at the lower of cost or market.

The increase in other current assets in 2006 was primarily a result of an increase in prepaid expenses and Value Added Tax. The increase in trade payables is primarily due to the increase in purchases of inventory to meet our increased orders. The increase in payables and accruals in 2006 was primarily a result of an increase in employee-related expenses; this increase was offset by a decrease in accrued costs.

Net Cash Provided by/Used in Investing Activities. Our investing activities generally consist of two components: purchase and sale of short-term deposits and purchase of equipment. We invest cash that is surplus to our operating requirements in our short-term deposit portfolio in order to maximize our interest rates. In 2004 and 2006, we invested surplus cash in the amount of $2.0 million and $8.0 million, respectively. In 2005, we sold marketable securities which provided us cash in the amount of $2.0 million. Net cash provided by (used in) investing activities in 2004, 2005 and 2006 was approximately $2.3 million, $1.7 million and $(8.3) million, respectively.

Purchase of Equipment.  Purchases of equipment in 2004, 2005 and 2006 were approximately $292,000, $336,000 and $327,000, respectively. These expenditures were principally for computers and equipment purchases.

Net Cash Provided by Financing Activities. In 2004, net cash provided by financing activities totaled approximately $5.4 million, approximately $64,000 from the exercise of share options and approximately $5.3 million from the private placement, which is described below under “Private Placement.” In 2005, net cash provided by financing activities totaled approximately $909,000, of which $184,000 came from the exercise of shares options and approximately $725,000 from the exercise of warrants from the private placement as described below (see “Private Placement”). In 2006, net cash provided by financing activities totaled approximately $2.4 million, $974,000 from the exercise of share options and approximately $1.4 million from the exercise of warrants from the private placement as described below (see “Private Placement”).

Private Placement. In March 2004, we raised $5.5 million in a private placement, or PIPE, of ordinary shares and warrants. This equity financing enabled us, among other things, to sustain compliance with certain continued listing requirements of the NASDAQ Global Market. Under the PIPE transaction, we issued 3,851,540 of our ordinary shares at an aggregate purchase price of $5.5 million, or $1.428 per ordinary share. The investors in the PIPE included Star Ventures, B.C.S. Group, Yehuda Zisapel, Zohar Zisapel, and others. We also issued to the investors warrants to purchase up to 962,887 ordinary shares at an exercise price of $2.253 per share. The warrants were exercisable for two years from the closing of the PIPE. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 was filed with the SEC on May 13, 2004, while our amended F-3/As were filed on October 15, 2004 and November 26, 2004. The registration was declared effective by the SEC on December 10, 2004. We incurred expenses of approximately $89,000 in connection with the offering. Our net proceeds from the offering were approximately $5.3 million. In 2005 and 2006 the investors exercised warrants to purchase 328,256 ordinary shares and 625,877 ordinary shares, respectively. Our net proceeds from these exercises were approximately $725,000 and $1.4 million, respectively.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the office space leases and the distribution agreement with Bynet Electronics Ltd. (described in the section entitled “Related Party Transactions” below) in Israel are material to our operations. The pricing of the transactions was determined based on negotiations between the parties. Members of our management reviewed the pricing of the lease and distribution agreements and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-Bynet Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us.

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

Because exchange rates between the NIS and the dollar fluctuate continuously exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies were generally subject to corporate tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate decreased to 29% for the 2007 tax year and is scheduled to continue to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Our manufacturing facilities have been granted “Approved Enterprise” status under the “Investments Law” - the Law for the Encouragement of Capital Investments, 1959, as amended - and consequently are eligible, subject to compliance with specific requirements, for tax benefits beginning when such facilities first generate taxable income. (For additional information on Approved Enterprise status, see “Item 10—Additional Information—Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 1959.”) The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes. At December 31, 2006, we had net operating loss carry-forwards (unlimited in time) of approximately $18.9 million.

Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable U.S. federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net operating loss carry-forwards of approximately $11.2 million available at December 31, 2006 for U.S. federal and state income tax purposes. These carry-forwards may offset future taxable income and expire from 2008 through 2026 for U.S. federal income tax purposes. Because of the complexity of these local tax provisions, we are unable to anticipate the actual combined effective corporate tax rate that will apply to us. Our U.K. subsidiary had net loss carry-forwards available at December 31, 2006 of approximately $401,000 for U.K. tax purposes.

We recorded a valuation allowance at December 31, 2006 for all of our deferred tax assets. Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

Government Grants and Related Royalties

The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive from the Office of the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects. We recorded grants from the Office of the Chief Scientist totaling approximately $1.7 million in 2004, $1.7 million in 2005 and $1.9 million in 2006. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants. In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development. Royalties’ expenses relating to the Office of the Chief Scientist grants included in the cost of sales for years ended December 31, 2004, 2005 and 2006 were $561,000, $769,000 and $807,000, respectively. The total research and development grants that we have received from the Office of the Chief Scientist as of December 31, 2006, were $24.9 million. For projects authorized since January 1, 1999, the repayment interest rate is LIBOR. The accumulated interest as of December 31, 2006, was $2.7 million. As of December 31, 2006, the accumulated royalties paid to the Office of the Chief Scientist were $6.7 million. At December 31, 2006, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $20.9 million. For additional information, see “Item 4—Information on the Company—Business Overview—Israeli Office of Chief Scientist.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales revenues of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2006, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $306,000. Since 1995 we have not received grants from the BIRD Foundation.

Critical Accounting Policies and Estimates

Our significant accounting policies are more fully described in Note 2 to our Notes to the Consolidated Financial Statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced sales. Our critical accounting policies include the following:

Revenue recognition. Revenue from product sales is recognized in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectibility is probable. Amounts received from customers prior to product shipments are classified as advances from customers. With our products, we provide a one-year warranty, which includes bug fixing and a hardware warranty (the “Warranty”). We record an appropriate provision for Warranty in accordance with SFAS No. 5, “Accounting for Contingencies.”

After the Warranty period initially provided with our products, we may sell extended warranty contracts, which includes bug fixing and a hardware warranty. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

Most of our revenues are generated from sales to independent distributors. We have a standard contract with our distributors. Based on this agreement, sales to distributors are final and distributors have no rights of return or price protection. We are not a party to the agreements between distributors and their customers.

We also generate sales through independent representatives. These representatives do not hold any of our inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly and then pay commissions to the representative for the sales in its territory. We report sales through independent representatives on a gross basis, based on the indicators of EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

Allowance for product warranty. Our products sold are generally covered by a warranty for a period of one year. In respect of contracts where the warranty was recognized upon delivery, we recorded an appropriate provision.

Trade receivables. Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when we think it is probable that we will be unable to collect all amounts, after taking into account current information regarding the customer’s ability to repay its obligations. The balance sheet allowance for doubtful accounts for all of the reported periods through December 31, 2006, is determined as a specific amount for those accounts the collection of which is uncertain. If our customers’ ability to repay their obligations diminishes in the future, the actual allowance for doubtful accounts may not be adequate.

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

Share option plans. On January 1, 2006, we adopted SFAS No. 123, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in its adoption of SFAS 123(R). We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. Our consolidated financial statements as of and for the year ended December 31, 2006, reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized under SFAS 123(R) for fiscal 2006 was 558,000.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations. Prior to the adoption of SFAS 123(R), we accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). Share-based compensation expense recognized during the current period is based on the value of the portion of share-based payment awards that is ultimately expected to vest.

SFAS 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on our historical rates of forfeiture. Share-based compensation expense recognized in our consolidated statement of operations for fiscal 2006 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123 and (ii) compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

As share-based compensation expense recognized in the consolidated statements of operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced by estimated forfeitures. Upon adoption of SFAS 123(R), we did not change our method of valuation for share-based awards which is the Black-Scholes option pricing model . See also Notes 2P and 6C of the Notes to our Consolidated Financial Statements, for further information.

Deferred Income Tax. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. We provide a valuation allowance to reduce deferred tax assets to the extent we believe it is more likely than not that such benefits will not be realized.

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

In 2006, these trends continued but at a slower rate of increase in the cellular market, while in the second half of the year we began to see an increase in triple-play network deployments.

Data service adoption over the new 3G cellular networks is increasing but at a slower rate than expected. There are an increasing number of 3G networks but most of them are used mainly for voice. We continue to believe the data service adoption will occur and will introduce an increased demand for our solutions.

Fixed mobile Convergence (FMC) has become a significant challenge for most service providers. As result we see service providers consolidation. An example is the KPN and KPN mobile and Cingular and AT&T mergers. These mergers influence decision making processes, resulting in a temporary slowdown in procurement and deployment of new telecommunications equipment. From the technology side, IMS is being accepted as the technology of choice to implement and deliver converged network services. Different service providers, mainly those that own both cellular and wireline operations, are currently at the trial level and anticipate moving into operation during 2007 - 2009. This movement could increase the need for service a monitoring solution, as it is a new service platform and it introduces new challenges for service providers regarding how to monitor their networks.

Another area which has potential growth in the future is IPTV. Wireline service providers, mainly the incumbent carriers, are starting to spend money on TV over IP solution. In 2006 spending was limited mainly for trial networks, and this trend is expected to continue in 2007. We expect spending to increase in the years 2008 - 2010. This trend is part of a triple-play strategy aimed at competing with the cable operators offering digital TV.

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2006, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$1,603	$693	$810	$100	--
Open purchase orders	1,350	1,350	--	--	--
Operating Leases	1,227	564	598	65	--
Total	$4,180	$2,607	$1,995	$277	--

Open purchase orders. We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by our requirements. In certain instances, we provide a non-binding forecast every 12 months, and we submit binding purchase orders quarterly for material needed in the next quarter. These agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. There are no penalties incurred for not taking delivery; however, if we alter the components in our products, when the manufacturer has bought components based on a purchase order, we reimburse the manufacturer for any losses incurred relating to the manufacturer’s disposal of such components. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments and included in the table above.

In addition, we are required to pay royalties as percentages of the revenues derived from products incorporating know-how developed from research and development grants from the Office of the Chief Scientist. Royalty rates were 3%-3.5% in 2003 and 3.5% in 2004 and subsequent years. As of December 31, 2006, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $20.9 million and our contingent liability to the BIRD Foundation in respect of funding received was approximately $306,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Further, we provided a performance guarantee in favor of a customer from Bank Hapoalim in Israel amounting to $189,000 as of December 31, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	58	Chairman of the Board of Directors
David Ripstein	40	President, Chief Executive Officer
Jonathan Burgin	46	Chief Financial Officer
Shahaf Kieselstein	35	Vice President Research and Development
Hanan Klainer	46	Vice President Sales and Marketing
Doron Milchtaich	40	Chief Technology Officer
Miki Shilinger	52	Vice President Operations
Uzi Yahav	52	Vice President Business Development
Avi Zamir	50	President of RADCOM Equipment
Rony Ross (1) (2)(3)(4)	57	Director
Zohar Gilon (2)(4)	59	Director
Dan Barnea (1) (2)(4)	62	Director

(1) External Director

(2) Independent Director

(3) Chairwoman of Audit Committee

(4) Audit Committee Member

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board since our inception. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is the Chairman of two other public companies RADVision Ltd., and Ceragon Ltd. as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in Electrical Engineering from the Technion and an M.B.A. degree from Tel-Aviv University.

Mr. David Ripstein, our President and Chief Executive Officer since April 1, 2007, joined RADCOM in 2000 as General Manager of the Quality Management Unit, a position under which he formed and executed RADCOM’s service quality management strategy and spearheaded the development of its differentiating R70 technology platform. In 2002, Mr. Ripstein was nominated to head the Company’s R&D and marketing activities. In May 2006, Mr. Ripstein was appointed as RADCOM’s Chief Operating Officer. Prior to joining RADCOM, Mr. Ripstein served for 11 years as an officer of an elite R&D unit within the Israel Defense Forces (IDF) Intelligence Division, and then co-founded two startups: Firebit, a provider of ISP security service solutions, and Speedbit, a developer of Internet download acceleration tools. Mr. Ripstein earned B.Sc. and M.Sc. degrees in Electronic Engineering from Israel’s Technion Institute of Technology.

Mr. Jonathan Burgin, our Chief Financial Officer, joined us in July 2006. Prior to joining us, Mr. Burgin was Chief Financial Officer of XTL Biopharmaceuticals (NASDAQ XTLB; LSE: XTL; TASE:XTL) beginning in 1999, where he took an active part in the process of listing its shares on the NASDAQ, London, and Tel-Aviv Stock Exchanges and raising $110 million in four financing rounds. Previously, Mr. Burgin served as Chief Financial Officer of YLR Capital Markets, a publicly-traded Israeli investment bank, and as Senior Manager at Kesselman & Kesselman, the Israeli member of PricewaterhouseCoopers International Ltd. Mr. Burgin earned an M.B.A. and a B.A. in Accounting and Economics from Tel-Aviv University and is certified in Israel as a CPA.

Mr. Shahaf Kieselstein, our VP of Research and Development, joined us in September 2006. Prior to joining RADCOM, he was with Intel’s LAN Division for eight years, beginning as a Software Team Manager and moving on to the position of Project Manager of large-scale networking software at Intel’s Oregon plant. In 2002, he returned to Israel to take on the position of Software Manager of Intel’s Israel LAN Division. Prior to his tenure at Intel, Mr. Kieselstein spent several years as a software engineer at Digital Semiconductor. Mr. Kieselstein holds B.Sc. and M.Sc. degrees in Computer Science, as well as a B.A. in Accounting from Hebrew University.

Mr. Hanan Klainer, our Vice President of Sales, joined us in 1998 as Regional Marketing Manager and was then promoted to the position of Vice President of Sales. Prior to joining us, he worked with Scopus Video Networks where he was Marketing Manager. Before that, he worked at Orbotech as Technical Marketing Manager for the Japanese Market. Mr. Klainer has a B.Sc. degree in electronic engineering from Tel-Aviv University and an Executive M.B.A. from the Hebrew University in Jerusalem.

Mr. Doron Milchtaich joined RADCOM in 2001, for several years serving as Product Manager of Cellular Solutions, and later as Director, Cellular Products. Before joining the company, Mr. Milchtaich was a Product Manager in Comverse’s SMS division. In 1998, he co-founded Targetix, a startup that developed a targeted Internet advertising solution. He was also a Director of real-time testing at Tescom, and prior to that spent several years as head of an R&D section in the IDF. Mr. Milchtaich holds an M.B.A. and B.Sc. in Mathematics, both from Tel Aviv University.

Mr. Avi Zamir, President of our wholly-owned U.S. subsidiary, RADCOM Equipment, rejoined us in May 2004. Mr. Zamir also serves as a director of RADCOM Equipment. From 1999 to 2004, Mr. Zamir was co-founder of Business Layers Inc., a company that focuses on eProvisioning solutions, which allow organizations to transform business rules and changes into a set of corresponding IT activities. Prior to that, from 1993 to 1999 Mr. Zamir was the President of RADCOM Equipment. Mr. Zamir has a practical engineering qualification from Ort Yad-Singalovski, Tel-Aviv.

Mr. Miki Shilinger, our Vice President of Operations, joined us in June 1999. From May 1997 to May 1999 he was Director of Purchasing and Logistics for Tadiran - Telematics Ltd., an Israeli company involved in the marketing, development and production of systems for the location of vehicles, cargo and people. Prior to that Mr. Shilinger was a Director of Logistics at Galtronics Ltd., one of the leading companies in the manufacture of portable antennas for cellular systems. Prior to that Mr. Shilinger was the owner of a Management Information Systems Consulting firm implementing ERP Systems. Mr. Shilinger has a B.Sc. degree in Industry and Management from Ben-Gurion University.

Mr. Uzi Yahav, our Vice President of Business Development, joined us in November 2005. From 2002 to October 2005, he was the Vice President of Marketing and Business Development at Optibase Ltd. a developer of IPTV solutions for major operators and carriers worldwide. From 1999 to 2002, Mr. Yahav was the Vice President of Marketing at Be Connected Ltd. a subsidiary of Telrad Networks Ltd., a developer of integrated telecommunication solution for carriers. Prior to that, he was the Product Manager for advanced wireless solutions at Teledata Networks Ltd. Mr. Yahav has a B.Sc. degree in Electrical Engineering from Ben Gurion University, and an M.B.A. degree from Haifa University.

Ms. Rony Ross has served as a Director since December 2000. She is the Executive Chairperson and founder of Panorama Software Ltd., a developer and marketer of Business Intelligence and on-line analytical processing (OLAP) systems and has been its Chief Executive Officer from 1993 until 2002. Ms. Ross has over 25 years experience in the software and hi-tech industry. Ms. Ross holds a B.Sc. degree in Mathematics and Statistics from Tel Aviv University, an M.B.A. degree from the Recanati Management School of Tel-Aviv University and an M.Sc. degree in Computer Science from the Weizmann Institute of Science.

Mr. Zohar Gilon has served as a Director since June 1995. He serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S. From 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon serves as a director of another public company Radware Ltd., and of several private companies. Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of ours in Israel. He holds a B.Sc. degree in Electrical Engineering from the Technion and an M.B.A. degree from Tel-Aviv University.

Mr. Dan Barnea has served as a Director since September 1999. Mr. Barnea is Senior Vice President for Strategy and Corporate Development of BMC Software Inc., one of the world’s largest software publishers. Prior to that he served as President and Chief Executive Officer of New Dimension Software, an Israeli-based mission critical software developer, from 1995 until its acquisition by BMC. From 1991 to 1995, Mr. Barnea was the General Manager and, later, President and Chief Executive Officer of Laser Industries Ltd., a world leader in the development of laser systems for medical applications. From 1987 to 1991, Mr. Barnea was the General Manager of Indigo Ltd., an innovator and leader in digital offset color printing. From 1981 to 1987, Mr. Barnea held senior positions at Elscint Ltd., then a developer of medical imaging equipment. Mr. Barnea holds a B.Sc. degree in Electronics and a M.Sc. in computer science from the Technion.

B. COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (16 persons) for the year ended December 31, 2006 was approximately $1.6 million. This amount includes approximately $215,000, which was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period. These amounts include payments - $0.6 million and $85,000, respectively - to 4 persons who are no longer officers of the Company.

As of December 31, 2006, our directors and officers as a group held options to purchase an aggregate of 1,300,500 ordinary shares. Other than the options granted to our directors under the Directors Share Incentive Plan (1997), the 2001 Share Option Plan, the International Employee Stock Option Plan and the 2003 Share Option Plan and reimbursement for expenses, we do not compensate our directors for serving on our Board of Directors.

Share Option Plans

We have the following eight share option plans for the granting of options to our employees, officers, directors and consultants: (i) the Directors Share Incentive Plan (1997); (ii) the 1998 Employee Bonus Plan; (iii) the 1998 Share Option Plan; (iv) the International Employee Stock Option Plan; (v) the 2000 Share Option Plan; (vi) the 2001 Share Option Plan; and (vii) the 2003 Share Option Plan. Options granted under our option plans generally vest over a period of between two and four years, and generally expire seven to ten years from the date of grant. The stock options plans are administered either by the Board of Directors or, subject to applicable law, by the Share Incentive Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards.

In December 2004, the FASB issued SFAS 123(R), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and became effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of SFAS 123(R) required us to record an expense of $558,000 for share-based compensation plans during 2006 and will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2P and 6C of the Notes to the Consolidated Financial Statements for further information.

As of December 31, 2006, we have granted options to purchase 4,299,124 ordinary shares, of which options to purchase 1,629,363 ordinary shares have been exercised and options to purchase 2,669,761 ordinary shares remain outstanding.

In August 2006 we elected, pursuant to Rule 4350(a) of the Nasdaq Marketplace Rules, to follow our home country practice in lieu of the Nasdaq Marketplace Rules with respect to the approvals required for the establishment and for material amendments to our share option plans. Consequently, the establishment of share option plans and material amendments thereto is now subject to the approval of our Board of Directors and is no longer subject to our shareholders’ approval.

C. BOARD PRACTICES

Terms of Office

Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter. Except for external directors (as discussed below), directors serve until the next annual general meeting. The current Board of Directors is comprised of Zohar Zisapel, Zohar Gilon, Dan Barnea and Rony Ross. None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

External Directors

We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s spouse, siblings, parents, grandparents, descendants, spouses’ descendants of the spouse of any of the foregoing (collectively, a “relative”), partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by such controlling entity. The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder (defined in the Israeli Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the general manager and (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title), excluding service as a director who was appointed to serve as an office holder during the three-month period in which the company first offers its shares to the public.

No person may serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or if his or her position or business may interfere with his or her ability to serve as a director. Until the lapse of two years from termination of service as an external director, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

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

The initial term of an external director is three years and may be extended for an additional three years. In certain special situations, the term may be extended beyond these periods. Each committee of a company’s board of directors is required to include at least one external director. Both Rony Ross and Dan Barnea qualify as external directors under the Companies Law. At least one of the external directors has been appointed to each of the committees.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the NASDAQ Global Market and we are subject to the rules of the Nasdaq Marketplace Rules applicable to listed companies. Under the current Nasdaq rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Rony Ross, Dan Barnea and Zohar Gilon qualify as independent directors under the current Nasdaq requirements, and all are members of the Audit Committee. Zohar Gilon is our “audit committee financial expert.” In addition, we have adopted an Audit Committee charter.

As stated in our Audit Committee charter, the Audit Committee assists our board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

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

Mr. Yossi Ginosar a partner of Fahn Kanne & Co., a member of Grant Thornton, serves as our internal auditor.

Exculpation, Indemnification and Insurance of Directors and Officers

We have agreed to exculpate and indemnify our office holders to the fullest extent permitted under the Companies Law. We have also purchased a directors and officers liability insurance policy. For information regarding exculpation, indemnification and insurance of directors and officers under applicable law and our articles of association, see “Item 10—Additional Information—Memorandum and Articles of Association.”

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

Nominating Committee

The nominees to our Board are selected or recommended to the Board by our Audit Committee which performs the function of a Nominating Committee, and is comprised solely of independent directors provided that no such recommendation is required in cases, if any, where the right to nominate a director legally belongs to a third party. The written procedures addressing the nominating process, were approved by our Board. As members of our Audit Committee, Rony Ross, Dan Barnea and Zohar Gilon also constitute our Nominating Committee.

 Compensation Committee

The compensation payable to executive officers must be approved either by a majority of the independent directors on our board or by a Compensation Committee comprised solely of independent directors. Our Audit Committee which is comprised solely of independent directors also serves as a Compensation Committee. As such, Rony Ross, Dan Barnea and Zohar Gilon, members of our Audit Committee, also comprise our Compensation Committee.

D. EMPLOYEES

As of December 31, 2006, we had 162 permanent and temporary employees worldwide, of which 81 were employed in research and development, 48 in sales and marketing, 15 in management and administration and 18 in operations. As of December 31, 2006, 137 of our employees were based in Israel, 15 were based in the United States and 10 were based in Spain, Singapore, Korea and China. All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us. We are subject to labor laws and regulations in Israel and the United States. We and our Israeli employees are also subject to certain provisions of the general collective agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees are represented by a labor union and we have not experienced any work stoppages.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of June 15, 2007. The percentage of outstanding ordinary shares is based on 16,355,238(3) ordinary shares outstanding as of June 15, 2007.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned(2) (3)
Zohar Zisapel(4)	3,626,342	22.1%
All directors and executive officers as a group (12 persons)(1) (2) (5)	4,229,042	24.9%

(1)
Pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of June 15, 2007.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group include ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of June 15, 2007.

(3)	The number of outstanding ordinary shares does not include shares that were repurchased by us.

(4)
Includes beneficial ownership of ordinary shares held by RAD Data Communications Ltd and Klil and Michael Ltd, Israeli companies and 80,000 ordinary shares issuable upon exercise of options exercisable within 60 days of June 15, 2007.

(5)
Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of June 15, 2007) and have therefore not been separately disclosed. The amount of shares includes 621,500 ordinary shares issuable upon exercise of options exercisable within 60 days of June 15, 2007.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2007, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of June 25, 2007, our ordinary shares had a total of 55 holders of record, of which 32 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name.” As of June 25, 2007, U.S. holders of record held approximately 71% of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3) (4)(7)	3,626,342	22.1%
Yehuda Zisapel(3) (5)	2,027,161	12.4%
RAD Data Communications Ltd (6).	177,841	1.1%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 15, 2007.

(2)
The percentage of outstanding ordinary shares is based on 16,355,238 ordinary shares outstanding as of June 15, 2007. For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of June 15, 2007.
The number of outstanding ordinary shares does not include shares that were repurchased by us.

(3)	Includes beneficial ownership of Messrs. Zohar Zisapel and Yehuda Zisapel of ordinary shares held by RAD Data Communications Ltd., an Israeli company.

(4)
Includes 177,841 ordinary shares owned of record by RAD Data Communications, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company and 80,000 ordinary shares issuable upon exercise of options exercisable within 60 days of June 15, 2007. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

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

(7)	Includes 263,000 shares purchased by Mr. Zohar Zisapel in market transactions during May 2007.

B. RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and principal shareholders of our Company. Zohar Zisapel is our Chairman of the Board of Directors. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group. Such other corporations include, without limitation: RAD Data Communications Ltd.; RADVision Ltd.; BYNET Data Communications Ltd.; BYNET SAMECH LTD.; BYNET SYSTEMS APPLICATIONS LTD.; BYNET ELECTRONICS LTD. (a non-exclusive distributor in Israel for us); and AB-NET Communication Ltd.

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

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels. Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products. We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group. The aggregate amounts of such purchases were approximately $30,000, $30,000 and $4,000 in 2004, 2005 and 2006, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties. In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services. Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own. The aggregate amounts of such purchases were approximately $65,000, $63,000 and $38,000 in 2004, 2005 and 2006, respectively.

Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services. The aggregate amounts of such reimbursements were approximately $83,000, $45,000 and $43,000 in 2004, 2005 and 2006, respectively.

We currently lease office premises in Tel Aviv and Paramus, New Jersey, from an affiliate. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space. Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties. The aggregate amount of lease payments were approximately $621,000, $526,000 and $502,000 in 2004, 2005 and 2006, respectively. We also sub-lease 276 square feet of the New Jersey premises to a related party, and in 2006 received aggregate rental payments of approximately $5,000.

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS LTD., a related party. We sell our products and services to BYNET on the same terms and conditions as it sells to unrelated Israeli distributors with whom it has distribution agreements. The aggregate amounts of such sales were approximately $345,000, $773,000 and $335,000 in 2004, 2005 and 2006, respectively.

We believe that the terms of the transactions in which we have entered and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our office holders have a personal interest or which raise issues of such office holders’ fiduciary duties will require approval by our Audit Committee and, in certain circumstances, approval of our shareholders under the Companies Law.

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

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information are incorporated herein by reference to “Item 18—Financial Statements” below. Our financial statements can be found at the end of this Annual Report, beginning on page F-1.

Export Sales

In 2006, the amount of our export sales was approximately $23.2 million, which represented 98.5% of our total sales.

Legal Proceedings

In June 2005, we received letters from legal counsel of another company claiming that the technology we currently use in the assembly of one of our products infringes upon certain patents owned by the other company. After correspondence between the parties over several months we met in person in December 2005, and tried to demonstrate that we do not infringe the company’s patent. We cannot predict whether a lawsuit will ensue, and if so, what its impact or chances of success will be. We and our legal counsel are of the opinion that the claim is without merit and that our product does not infringe upon any patent. In the event of a lawsuit we plan to defend ourselves vigorously. In addition, even if the claims are found to have merit, we believe we can continue to assemble our product using alternative technologies. We are still corresponding in an effort to solve this matter amicably.

In November 2005, we were served with a claim in the amount of approximately $623,000 by Qualitest Ltd. an Israeli company which used to be a nonexclusive distributor of our products in Israel. Qualitest claims that we breached an exclusive distribution agreement. In December 2005, we filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately $131,000 for unpaid invoices. The case has been brought before an arbitrator, the Honorable Judge (Retired) Amnon Strashnov. In June 2006, Qualitest paid us $69,000 in accordance with a partial verdict of the arbitrator. In June 2007, Qualitest paid the Company $18,000 and by that and the partial verdict, settled the Company’s counterclaim. The file now continues only regarding Qualitest’s claim against the Company. The summations were already filed by both parties. It is not possible to estimate the amount of the lawsuit or the chances of success for this lawsuit.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report on Form 20-F, there has been no material change in our financial position since December 31, 2006.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

NASDAQ Global Market

The following table sets forth the high and low bid prices of our ordinary shares as reported by the NASDAQ Global Market for the calendar periods indicated:

	High	Low

2002	$2.67	$0.35
2003	$2.19	$0.64
2004	$2.78	$1.00
2005	$3.59	$1.35
2006	$5.05	$1.74

2005
First Quarter	$3.30	$2.22
Second Quarter	$2.66	$1.45
Third Quarter	$2.78	$1.35
Fourth Quarter	$3.59	$1.76

2006
First Quarter	$5.05	$3.16
Second Quarter	$2.99	$2.00
Third Quarter	$3.18	$1.74
Fourth Quarter	$3.26	$2.36

2007
First Quarter	$3.18	$2.60

Most recent six months
December 2006	$2.70	$2.52
January 2007	$3.02	$2.60
February 2007	$3.18	$2.90
March 2007	$2.95	$2.65
April 2007	$2.82	$1.44
May 2007	$1.47	$1.33
June 2007 (through June 25)	$1.50	$1.38

Dual Listing

In addition to trading on the NASDAQ Global Market, on February 20, 2006, our ordinary shares began trading on the Tel Aviv Stock Exchange. According to a publication of the Israeli Tax Authorities, sales of securities of an industrial company, such as us, by individuals and companies to whom Chapter B of the Inflationary Law does not apply will continue to enjoy benefits of a lower Israeli capital gains tax after a dual listing.

Tel-Aviv Stock Exchange

The following table sets forth the high and low bid prices of our ordinary shares as reported by the Tel-Aviv Stock Exchange for the calendar periods indicated:

2006
	High	Low
2006	NIS 24.04	NIS 7.87
First Quarter (February 20, 2006 through March 31, 2006)	NIS 24.04	NIS 19.08
Second Quarter	NIS 20.33	NIS 9.48
Third Quarter	NIS 13.01	NIS 7.87
Fourth Quarter	NIS 13.75	NIS 10.50
2007
First Quarter	NIS 13.36	NIS 10.62

Most recent six months
December 2006	NIS 12.09	NIS 10.50
January 2007	NIS 12.78	NIS 10.62
February 2007	NIS 13.36	NIS 12.40
March 2007	NIS 12.95	NIS 11.29
April 2007	NIS 11.95	NIS 6.02
May 2007	NIS 5.99	NIS 5.44
June 2007 (through June 25)	NIS 6.13	NIS 5.83

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Since our initial public offering on September 24, 1997, our ordinary shares have been traded on the NASDAQ Global Market under the symbol RDCM, and since February 20, 2006, our ordinary shares have been traded also on the Tel-Aviv Stock Exchange (“TASE”) under the symbol "רדקם" . Prior to September 24, 1997, there was no market for our ordinary shares.

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

The full details of all our objects and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolution of our shareholders. One of our objectives listed is to manufacture, market and deal - in all ways - with computer equipment, including communications equipment and all other equipment related in any way to such equipment. Some additional objects of our listing include: having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors (which may be changed by resolution of our shareholders).

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

Powers of the Board

The board of directors may resolve to take action at a meeting when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting who are entitled to participate in the meeting. A quorum of directors requires at least a majority of the directors then in office. The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove such director.

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

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares. If we are wound up, then aside from any special rights of shareholders, our remaining assets will be distributed among the shareholders in proportion to their respective holdings.

Our articles of association allows us to create redeemable shares, although at the present time we do not have any such redeemable shares.

External Directors

See “Item 6—Directors, Senior Management and Employees—Board Practices—External Directors.”

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

Each person listed in the table above under “Item 6—Directors, Senior Management and Employees—Directors and Senior Management” above is an office holder. Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors. Under the Companies Law, directors’ compensation arrangements require the approval of the audit committee and the board of directors, in such order, and in a public company, require the approval of the audit committee, the board of directors and the shareholders, in that order.

Conflict of Interest

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to the personal interest of the office holder’s relative, which term is defined in the Companies Law. See Item 6—Directors, Senior Management and Employees—Board Practices for the complete definition. Under Israeli law, an extraordinary transaction is a transaction which is:

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

Shareholder Meetings

The company has two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. We are required to give notice of general meetings no less than seven days before the general meetings. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company. If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the chairman of the board and the majority of the voting power represented at the meeting agree). Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We are exempted by the Nasdaq Marketplace Rules from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC.

Duties of Shareholders

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting power of a company if no other shareholder owns more than 50% of the voting power of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order. The shareholder approval must be by a majority vote, provided that either:

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7—Major Shareholders and Related Party Transactions.”

In addition, under the Companies Law each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing any power he or she has in the company, such as in shareholder votes. In addition, certain shareholders have a duty of fairness toward the company, although such duty is not defined in the Companies Law. These shareholders include any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power in regard to the company.

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

•	a breach of an office holder’s duty of care to us or to another person;

•	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon an office holder in favor of another person concerning an act performed by an office holder in his or her capacity as an office holder.

Indemnification of Office Holders

•	Our articles of association provide that we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

•
a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our Board of Directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our Board of Directors determines to be reasonable under the circumstances ;

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against him or her or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (i) was made in a private placement that received shareholder approval , including with respect to the fact that as a result of the transaction a party would become a shareholder of 25% or more, (ii) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (iii) was from a 45% or greater shareholder of the company which resulted in the acquiror becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares. Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

C. MATERIAL CONTRACTS

For a summary of our material contracts, see “Item 7—Major Shareholders and Related Party Transactions” and “Item 4—Information on the Company—Property, Plants and Equipment,” which is incorporated herein by reference.

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

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign state or local taxes.

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Tax Ordinance , which became effective on January 1, 2006, the Corporate Tax rate was decreased to 29% for the 2007 tax year and is scheduled to continue to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005 in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares on the Tel Aviv Stock Exchange, under certain conditions, or from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as RADCOM ), provided such shareholders did not acquire their shares prior to the issuer’s initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved Enterprise; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investments Law, dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax on Sales of Our Ordinary Shares” above.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the “Investments Law,” as in effect until April 2005 provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise. See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular Corporate Tax rates) for the “Benefit Period,” a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a maximum of ten years from the commencement of the Benefit Period. Tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company.” A “foreign investors’ company” is a company more than 25% of whose shares of capital stock and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. As specified below, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period is between 10% and 25%, depending on the level of foreign investment in each year.

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

A company that has elected such alternative package of benefits and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Corporate Tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had the company not elected the alternative package of benefits (10%-25%, depending on the extent of foreign shareholders holding the company’s ordinary shares). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed out of the income derived in the tax exemption period. This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency. See Note 7 to the Consolidated Financial Statements.

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

We believe our Approved Enterprise operates in substantial compliance with all such conditions and criteria although none of the tax benefits have been utilized by RADCOM to date. We cannot assure you that our program will continue to be approved and/or that we will continue to receive benefits for it at the current level, if at all. See “Item 3—Key Information—Risk Factors—Risks Relating to Our Location in Israel.”

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to RADCOM, according to one of the following new tax routes:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years is available, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS five million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS five million. Such changes to the aforementioned definition retroactive from 2003.

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof in the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•
a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non-U.S. Holder”). This discussion considers only U.S. Holders that will own our ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s person’s decision to purchase our ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities”;

•	hold our ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	are, or hold their shares through, partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	have a functional currency that is not the U.S. dollar;

•	are grantor trusts;

•	are certain former citizens or long-term residents of the United States; or

•	are real estate investment trusts or regulated investment companies.

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

Taxation of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (i) the stock of the foreign corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., the NASDAQ Global Market) or (ii) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (the “IRS”) has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any taxable year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a U.S.-owned foreign corporation as long as stock representing 50% or more of the voting power or value of our ordinary shares is owned, directly or indirectly, by U.S. persons. Foreign taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status. We would be a passive foreign investment company (a “PFIC”) for 2006 if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either 75 percent or more of our gross income for the taxable year was passive income or the average percentage (by value) of our passive assets during the taxable year was at least 50 percent. As discussed below, we believe that we were not a PFIC for 2006.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such ordinary shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently , for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS. As another alternative to the tax treatment described above, if our shares are then “marketable,” within the meaning of the Code, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the NASDAQ Global Market. Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only he revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

We believe that we were not a PFIC for 2006, 2005, 2004 or any year prior to 2001, based upon our income, assets, activities and market capitalization during each such year. Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF, mark-to-market or certain other special elections. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “—Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and/or the proceeds from the disposition of, our ordinary shares, unless:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met does not qualify for an exemption; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on, or proceeding from the disposition of, our ordinary shares. U.S. Holders are also generally subject to back-up withholding (currently at a rate of up to 28%) on dividends paid in the United States on (currently at a rate of up to 28%) on our ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding (currently at a rate of up to 28%) on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the proceeds from the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides tax payer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC, under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E ., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. In addition, some of our filings are available to the public at the SEC’s website (www.sec.gov). We also generally make available on our own web site (www.radcom.com) our annual reports as well as other information. Our website is not part of this annual report.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this annual report, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits and foreign currency fluctuations. We do not use derivative financial instruments. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents and to loans we take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual interest of approximately 4.65% . For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents.

Foreign Currency Exchange Risk

           Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. subsidiary and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, while most of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Initial Public Offering. The initial public offering of our ordinary shares, NIS 0.05 per share, commenced on September 24, 1997, and terminated after the sale of all the securities registered. On June 12, 1996, we filed this registration statement with the SEC on Form F-1 (File No. 333-05022); we filed amended F-1s on August 1, 1997, September 4, 1997 and September 12, 1997. The managing underwriters of the offering were Unterberg Harris, Pennsylvania Merchant Group Ltd. and Fahnestock & Co., Inc. We registered 2,645,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over--allotment option. Of such shares, we sold 2,645,000 ordinary shares at an aggregate offering price of approximately $25.1 million ($9.50 per share). Under the terms of the offering, we incurred underwriting discounts and commissions of approximately $1.7 million. We also incurred estimated expenses of $1.3 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $22.1 million. As of December 31, 2006, approximately $0.4 million of the net proceeds has been used for the construction of facilities; $7.8 million has been used for the purchase and installation of machinery and equipment; approximately $0.3 million has been used for the repurchase of 123,372 of our ordinary shares; and approximately $10.2 million has been used for operational expenditures.

Private Placement. In March 2004, we raised $5.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants). For additional information on this PIPE transaction, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placement.” Under the PIPE transaction, we issued, in March 2004, 3,851,540 of our ordinary shares at an aggregate purchase price of $5.5 million, or $1.428 per ordinary share. We also issued to the investors warrants to purchase up to 962,887 ordinary shares at an exercise price of $2.253 per share. The warrants were exercisable for two years from the PIPE’s date of closing. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 (File No. 333-115475) was filed with the SEC on May 13, 2004, while our amended F-3/As were filed on October 15, 2004 and November 26, 2004. The registration was declared effective by the SEC on December 10, 2004. We incurred expenses of approximately $189,000 in connection with the offering. Our net proceeds from the offering were approximately $5.3 million. In 2005 and 2006, our investors exercised warrants to purchase 328,256 ordinary shares and 625,877 ordinary shares, respectively. Our net proceeds from these exercises were approximately $725,000 and $1.4 million, respectively. The net proceeds of the exercise of the warrants have been, and will continue to be, used for working capital and general corporate purposes, and in accordance with our budget, as it is periodically approved by our Board of Directors.

ITEM 15.	CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2006. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms

b. Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Zohar Gilon is our “audit committee financial expert” (as defined in the Instruction to paragraph (a) of Item 16A of Form 20-F) serving on our Audit Committee. as defined in Item 16A of Form 20-F. Mr. Gilon qualifies as an “independent” director under the Nasdaq rules.

ITEM 16B.	CODE OF ETHICS

On February 1, 2004, our Board of Directors adopted a our Code of Ethics and Business Conduct, a code that applies to all our directors, officers and other employees of the Company, including our Chief Executive Officer and President, and our Chief Financial Officer and Vice President of Finance. A copy of the Code of Ethics and Business Conduct was filed as Exhibit 11 to our Annual Report on Form 20-F, filed with the SEC on May 6, 2004.

Our code of ethics is publicly also available on our website at www.radcom.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held in September 2006, our shareholders re-appointed Somekh Chaikin, an independent registered public accounting firm, a member of KPMG International, or KPMG Somekh Chaikin, to serve as our independent auditors.

KPMG Somekh Chaikin billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2006	2005
Audit Fees	$110,000	$65,000
Audit-Related Fees	-	-
Tax Fees	-	$5,000
All Other Fees	-	-

Total	$110,000	$70,000

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

“Tax Fees” are the aggregate fees billed (in the year) for professional services rendered for tax compliance.

Our Audit Committee oversees our independent auditors. See also the description under the heading “Board Practices” in “Item 6—Directors, Senior Management and Employees.” Our Audit Committee’s policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Chairperson of our Audit Committee is authorized to approve any such services between the meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted below:

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association(1)

1.2	Articles of Association, as amended(2)

2.1	Form of ordinary share certificate(1)

4.1	2000 Share Option Plan(2)

4.2	1998 Employee Bonus Plan(3)

4.3	1998 Share Option Plan(4)

4.4	International Employee Stock Option Plan(5)

4.5	Directors Share Incentive Plan (1997)(6)

4.6	Key Employee Share Incentive Plan (1996)(7)

4.7	2001 Share Option Plan(8)

4.8	2003 Share Option Plan(9)

4.9
Lease Agreement, dated November 15, 2000, among Vitalgo Textile Industries Ltd., Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.10	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.11	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.12	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.(10)

4.13	Lease Agreement, dated January 22, 2002, between Regus Business Centre and RADCOM Ltd.(11)

4.14	Registration Rights Agreement by and among (i) RADCOM Ltd. and (ii) Yehuda Zisapel, Zohar Zisapel, Moty Ben-Arie and Zohar Gilon(1)

4.15
Registration Rights Agreement by and among (i) RADCOM Ltd. and (ii) Walden Israel Fund L.P., Gadish Provident Fund Ltd., Tagmulim Central Provident Fund, Keren Or Provident Fund, Katzir Provident Compensation Fund Ltd., Keren Hishtalmut Le’akademaim Ltd., Dovrat Shrem Yozma Polaris Fund L.P., Dovrat Shrem Skies ‘92 Fund Ltd., Dovrat Shrem Rainbow Fund Ltd., Dovrat Shrem & Co. S.A. and Yaad Consulting & Management Services (1995) Ltd.(1)

4.16	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and RADCOM Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001(10)

4.17	Share and Warrant Purchase Agreement, dated as of March 17, 2004, by and between RADCOM Ltd. and the purchasers listed therein(12)

Exhibit No.	Description
4.18	Form of Warrant(12)

8.1	List of Subsidiaries

11.1	Code of Ethics(12)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14.1	Consent of KPMG Somekh Chaikin, a member firm of KPMG International, dated June 27, 2007

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996.

(2)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244), filed with the SEC on March 7, 2001.

(3)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246), filed with the SEC on March 7, 2001.

(4)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248) filed with the SEC on March 7, 2001.

(5)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.

(6)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254), filed with the SEC on March 7, 2001.

(7)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13252), filed with the SEC on March 7, 2001.

(8)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236), filed with the SEC on December 28, 2001.

(9)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931), filed with the SEC on January 15, 2004.

(10)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(11)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001, filed with the SEC on March 27, 2002.

(12)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADCOM LTD.

By: /s/ David Ripstein
Name: David Ripstein Title: Chief Executive Officer Date: June 27, 2007

RADCOM Ltd.

(an Israeli Corporation)
and its Consolidated Subsidiaries

Consolidated Financial Statements
As of December 31, 2006

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Financial Statements as of December 31, 2006

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-3

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004	F-5

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2006, 2005 and 2004	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005 and 2004	F-7

Notes to the Consolidated Financial Statements as of December 31, 2006	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Radcom Ltd.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (an Israeli Corporation) (the "Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As explained in Note 2P to the consolidated financial statements, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement No. 123R "Share-Based Payment".

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
June 25, 2007

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Balance Sheets

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Assets

Current Assets
Cash and cash equivalents (Note 8A1)	2,007	10,520
Short-term deposits (Note 8A2)	8,060	-
Trade receivables, net (Note 8A3)	10,591	7,856
Inventories (Note 8A4)	2,675	1,938
Other current assets (Note 8A5)	825	380

Total current assets	24,158	20,694

Assets held for severance benefits (Note 4)	2,187	1,863

Property and equipment, net (Note 3)	1,408	1,233

Total Assets	27,753	23,790

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Balance Sheets

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Liabilities and Shareholders' Equity

Current Liabilities
Trade payables	2,551	2,148
Current deferred revenue	1,534	1,545
Other payables and accrued expenses (Note 8A6)	4,290	4,014

Total current liabilities	8,375	7,707

Long-Term Liabilities
Long-term deferred revenue	1,109	1,161
Liability for employees severance pay benefits (Note 4)	2,896	2,437

Total long-term liabilities	4,005	3,598

Total liabilities	12,380	11,305

Commitments and contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital *	120	107
Additional paid-in capital	47,542	44,613
Accumulated deficit	(32,289)	(32,235)

Total shareholders' equity	15,373	12,485

Total Liabilities and Shareholders' Equity	27,753	23,790

Zohar Zisapel	David Ripstein	Jonathan Burgin
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date: June 25, 2007

*
39,990,680 Ordinary Shares of NIS 0.05 par value ("Ordinary Shares") authorized as of December 31, 2006 and 2005; 9,320 Deferred Shares of NIS 0.05 par value authorized as of December 31, 2005; 16,232,277 and 14,958,477 Ordinary Shares issued and outstanding as of December 31, 2006 and 2005, respectively and 9,320 Deferred Shares issued and outstanding as of December 31, 2005.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
	Except per share amounts
Revenues (Note 8B1):
Products	20,641	20,514	13,956
Services	2,900	1,826	2,099
	23,541	22,340	16,055

Cost of revenues:
Products	7,213	7,290	5,045
Services	183	108	82
	7,396	7,398	5,127

Gross profit	16,145	14,942	10,928

Operating expenses:
Research and development	6,826	5,815	5,232
Less - royalty-bearing participation (Note 5A1)	1,904	1,735	1,722

Research and development, net	4,922	4,080	3,510

Sales and marketing	9,196	7,881	6,983
General and administrative	2,553	1,689	2,191

Total operating expenses	16,671	13,650	12,684

Operating income (loss)	(526)	1,292	(1,756)

Financing income, net (Note 8B2):
Financing income	497	270	118
Financing expenses	(25)	(35)	(40)
Financing income, net	472	235	78

Income (loss) before taxes on income	(54)	1,527	(1,678)
Taxes on income (Note 7)	-	-	-

Net income (loss) for the year	(54)	1,527	(1,678)

Income (loss) per share :
Basic net income (loss) per Ordinary Share (US$)	(0.00)	0.10	(0.12)

Diluted net income (loss) per Ordinary Share (US$)	(0.00)	0.10	(0.12)

Weighted average number of Ordinary Shares used to
compute basic net income (loss) per Ordinary Share	15,894,036	14,696,090	13,453,509

Weighted average number of Ordinary Shares used to
compute diluted net income (loss) per Ordinary Share	15,894,036	15,561,585	13,453,509

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

				Accumulated
	Share capital		Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	Shareholders'
	shares	Amount	capital	loss	deficit	equity
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)
Balance as of
January 1, 2004	10,506,876	57	38,273	-	(32,084)	6,246

Changes during 2004:
Net loss for the year	-	-	-	-	(1,678)	(1,678)
Net unrealized loss on
available for sale securities	-	-	-	(13)	-	(13)
Comprehensive loss						(1,691)
Issuance of Ordinary
Shares and detachable
warrants, net of issuance
expenses of US$ 189
thousand	3,851,540	42	5,269	-	-	5,311
Employees' stock
option compensation	-	-	94	-	-	94
Exercise of options	79,932	2	62	-	-	64
Balance as of
December 31, 2004	14,438,348	101	43,698	(13)	(33,762)	10,024

Changes during 2005:
Net income for the year	-	-	-	-	1,527	1,527
Reclassification
adjustment for loss
on available for sale
included in net income	-	-	-	13	-	13
Comprehensive income						1,540
Employees' stock
option compensation	-	-	12	-	-	12
Exercise of options	191,873	2	182	-	-	184
Exercise of warrants, net
of issuance expenses of
US$ 14 thousand	328,256	4	721	-	-	725
Balance as of
December 31, 2005	14,958,477	107	44,613	-	(32,235)	12,485

Changes during 2006:

Net loss and comprehensive loss for the year	-	-	-	-	(54)	(54)
Employees' stock
option compensation	-	-	558	-	-	558
Exercise of options	647,923	7	967	-	-	974
Exercise of warrants	625,877	6	1,404	-	-	1,410
Balance as of
December 31, 2006	16,232,277	120	47,542	-	(32,289)	15,373

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Cash flows from operating activities:
Net income (loss) for the year	(54)	1,527	(1,678)

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:

Depreciation	603	579	797
Decrease (increase) in value and accrued interest from
marketable securities	-	5	(5)
Accrued interest on short-term bank deposits	(73)	-	-
Loss from sale of property and equipment	7	-	9
Employees' stock option compensation	558	12	94
Increase (decrease) in severance pay, net	135	(44)	(89)
Increase in trade receivables, net	(2,735)	(2,515)	(1,572)
Increase (decrease) in deferred revenue	(63)	1,234	414
Decrease (increase) in other current assets	(445)	500	(534)
Decrease (increase) in inventories	(1,180)	143	(892)
Increase in trade payables	380	138	864
Increase (decrease) in other payables and
accrued expenses	276	(190)	413

Net cash provided by (used in) operating activities	(2,591)	1,389	(2,179)

Cash flows from investing activities:
Proceeds from sale of marketable securities	-	2,000	1,000
Investment in marketable securities	-	-	(3,000)
Investment in short-term deposits	(7,987)	-	-
Proceeds from sale of property and equipment	8	-	40
Purchase of property and equipment	(327)	(336)	(292)

Net cash provided by (used in) investing activities	(8,306)	1,664	(2,252)

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Cash flows from financing activities:
Issuance of ordinary shares and detachable warrants
net of issuance expenses	-	-	5,311
Exercise of warrants	1,410	725	-
Exercise of options	974	184	64

Net cash provided by financing activities	2,384	909	5,375

Increase (decrease) in cash and cash equivalents	(8,513)	3,962	944

Cash and cash equivalents at beginning of year	10,520	6,558	5,614

Cash and cash equivalents at end of year	2,007	10,520	6,558

Schedule A - Non-Cash Investing Activities

Purchase of property and equipment on credit aggregate US$ 72 thousand, US$ 49 thousand and US$ 66 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

Inventories capitalized as fixed assets aggregate US$ 443 thousand, US$ 319 thousand and US$ 231 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 - General

Radcom Ltd. (the “Company”) is an Israeli corporation that operates in one business segment of communication networks. The Company provides innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Wireless and Wireline technologies for Voice, Data and Video. The Company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’ shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the State of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing of the Company’s products in North America.

In addition, the Company has two other subsidiaries, one in the United Kingdom and one in Israel. As of December 31, 2006, these subsidiaries had no business activities.

Note 2 - Significant Accounting Policies

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Certain definitions

CPI - Israeli Consumer Price Index

NIS - New Israeli Shekel

B.	Financial statements in US dollars (“dollar” or "dollars")

Substantially all of the Company's sales are denominated in dollars and are made outside Israel (see Note 8B1 regarding geographical distribution). Most purchases of materials and components, and most marketing costs, are incurred, primarily in transactions denominated in dollars. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

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

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", during 2004 and 2005 the Company classified all its marketable securities as available-for-sale. Such marketable securities were stated at market value.

Unrealized gains and losses were reported as a separate component of shareholders' equity and comprehensive income (loss). Interest income was included in financing income. Realized gains and losses were included in financing income.

G.	Trade receivables, net

Trade receivables are recorded net of an allowance for doubtful accounts receivable. Management considers current information and events regarding the customers' ability to repay their obligations in estimating and establishing the allowance for doubtful accounts receivable.

The balance sheet allowance for doubtful accounts receivable for all of the reported periods through December 31, 2006 is determined as a specific amount for those accounts for which collection is uncertain.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 - Significant Accounting Policies (cont'd)

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined on a "moving average" basis.

Inventory write-downs are provided to cover technological obsolescence, excess inventories and discontinued products.

I.	Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

J.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Products used for research and development (unless no alternative future use exists) and demonstration equipment are capitalized at cost or, when applicable, at production costs.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%
Demonstration and rental equipment	33
Research and development equipment	25 - 50
Motor vehicles	15
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	*

*	At the shorter of the lease period or useful life of the leasehold improvement.

K.	Impairment of long-lived assets

The Company’s long-lived assets (including intangible assets) are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2006, no impairment losses had been identified.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

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

Amounts received from customers prior to product shipments are classified as advances from customers. With its products, the Company provides a one-year warranty, which includes bug fixing and a hardware warranty ("the Warranty"). The Company records an appropriate provision for Warranty in accordance with SFAS No. 5, "Accounting for Contingencies".

2.
After the Warranty period initially provided with the Company's products, the Company may sell extended warranty contracts, which includes bug fixing and a hardware warranty. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

3.
Most of the Company's revenues are generated from sales to independent distributors. The Company has a standard contract with its distributors. Based on this agreement, sales to distributors are final and distributors have no rights of return or price protection. The Company is not a party to the agreements between distributors and their customers.

4.
The Company also generates sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from the Company. The Company invoices the end-user customers directly, collects payment directly and then pays commissions to the representative for the sales in its territory. The Company reports sales through independent representatives on a gross basis, based on the indicators of the Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

M.	Research and development costs

1.	Research and development costs are expensed as incurred.

2.
The Company applies the provisions of SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Expenditures incurred during the period between attaining technological feasibility and general release of the associated product are deferred and amortized over the estimated product life, however the expenditures incurred to date have been immaterial and accordingly, such costs have been expensed in the period incurred.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 - Significant Accounting Policies (cont'd)

N.	Government grants

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (specifically, the Office of the Chief Scientist - the "OCS") in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales. See also Note 5A.

O.	Allowance for product warranty

The Company's policies is to grant a product warranty for a period of up to 12 months on its products. The provision for warranties for all periods through December 31, 2006, is determined based upon the Company's past experience.

The followings are the changes in the liability for product warranty from January 1, 2005 to December 31, 2006:

US$
(in thousands)
Balance at January 1, 2005	172
Accrual for warranties issued during the year	260
Reduction for payments and costs to satisfy claims	(203)

Balance at December 31, 2005	229
Accrual for warranties issued during the year	422
Reduction for payments and costs to satisfy claims	(296)

Balance at December 31, 2006	355

P.	Share-based compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the United States Securities and Exchange Commissions (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) which relates to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006, reflect the impact of SFAS No. 123 (R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Share-based compensation expense recognized under SFAS No. 123(R) for fiscal 2006 was US$ 558 thousand.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 - Significant Accounting Policies (cont'd)

P.	Share-based compensation (cont’d)

SFAS No. 123 (R) requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of operations. Prior to the adoption of SFAS No. 123 (R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123).

Share-based compensation expense recognized during the current period is based on the value of the portion of share-based payment awards that is ultimately expected to vest.

SFAS No. 123 (R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company’s historical rates of forfeiture. Share-based compensation expense recognized in the Company’s consolidated statement of operations for fiscal 2006 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (ii) compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123 (R).

Since share-based compensation expense recognized in the consolidated statements of operations for fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.

Upon adoption of SFAS No. 123 (R), the Company did not change its method of valuation for share-based awards which is the Black-Scholes option pricing model (see also Note 6C).

Share-based compensation expense reduced the Company’s results of operations as follows:

Year ended
December 31
2006
US$ (in thousands)
except per share
amounts
Income before income taxes	558
Net income	558
Income per common share - basic (US$)	0.04
Income per common share - diluted (US$)	0.04

The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and is amortized to expense over the options’ vesting period.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 - Significant Accounting Policies (cont'd)

P.	Share-based compensation (cont’d)

	Year ended	Year ended
	December 31	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)
	Except per share amounts
Net income (loss) as reported	1,527	(1,678)

Add: compensation expenses according to APB 25
included in the reported net income (loss)	12	94
Deduct: compensation expenses according to SFAS No. 123	(669)	(561)

Net income (loss) - pro forma	870	(2,145)
Basic net income (loss) per ordinary share as reported (US$)	0.10	(0.12)

Pro forma basic net income (loss) per ordinary share (US$)	0.06	(0.16)

Diluted net income (loss) per ordinary share as reported (US$)	0.10	(0.12)

Pro forma diluted net income (loss) per ordinary share (US$)	0.06	(0.16)

Q.	Deferred income taxes

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

Basic and diluted income (loss) per ordinary share are presented in conformity with SFAS No. 128 "Earnings Per Share", for all years presented. Basic income (loss) per ordinary share is computed by the dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period. Diluted income (loss) per common share is computed by dividing net income (loss) for each reporting period by the weighted average number of common shares outstanding during the period plus any additional common shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

Due to the net loss incurred in fiscal 2004 and 2006, the diluted loss per share was the same as basic, because any potentially dilutive securities would have reduced the loss per share.

In 2005, the total number of shares relating to outstanding options and warrants included in the calculation of the diluted income per share was 805,435 and 60,060, respectively, using the treasury stock method.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 - Significant Accounting Policies (cont'd)

R.	Income (loss) per share (cont’d)

Certain securities (as of December 31, 2006: 2,669,761 stock options; as of December 31, 2005: 996,042 stock options and 358,895 warrants, as of December 31, 2004: 3,250,797 stock options and 962,887 warrants) were not included in the computation of diluted earning (loss) per share since they were anti-dilutive.

S.	Treasury shares

Acquisitions of the Company's shares by the Company are deducted from the share capital and additional paid-in capital.

T.	Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 - Property and Equipment, Net

A.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Cost
Demonstration and rental equipment	2,039	2,192
Research and development equipment	3,288	4,792
Motor vehicles	26	2
Manufacturing equipment	1,310	1,325
Office furniture and equipment	1,081	1,239
Leasehold improvements	654	411
	8,398	9,961
Accumulated depreciation
Demonstration and rental equipment	1,828	1,961
Research and development equipment	2,921	4,287
Motor vehicles	6	2
Manufacturing equipment	1,055	1,073
Office furniture and equipment	953	1,098
Leasehold improvements	227	307
	6,990	8,728
	1,408	1,233

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 3 - Property and Equipment, Net (cont’d)

B.	Depreciation expenses amounted to US$ 603 thousand, US$ 579 thousand and US$ 797 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 4 - Liability for Employees Severance Pay Benefits

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included in the balance sheet represent the Company's contributions to severance pay funds and to insurance policies.

The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2006, 2005 and 2004 amounted to US$ 725 thousand, US$ 434 thousand and US$ 240 thousand, respectively.

Note 5 - Commitments and Contingencies

A.	Royalty commitments

1.
The Company received research and development grants from the OCS. In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage on revenues from products developed from research and development projects financed. Royalty rates were 3.5% in 2004 and subsequent years. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the LIBOR rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2006 were US$ 24.9 million. The accumulated interest as of December 31, 2006 was US$ 2.7 million. As of December 31, 2006, the accumulated royalties paid to the OCS were US$ 6.8 million. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$ 20.9 million as of December 31, 2006.

Royalties expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2006, 2005 and 2004 were US$ 807 thousand, US$ 769 thousand and US$ 561 thousand, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 5 - Commitments and Contingencies (cont’d)

A.	Royalty commitments (cont’d)

2.
According to the Company's agreements with the Israel - US Bi-National Industrial Research and Development Foundation ("BIRD-F"), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F's grant (linked to the United States Consumer Price Index) relating to such products. The last fund from the BIRD-F was received in 1996. In the event the Company does not generate sales of products developed with funds provided by BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F as of December 31, 2006, were US$ 340 thousand. Accordingly, as of December 31, 2006, the Company is required to pay royalties up to an amount of US$ 510 thousand, plus linkage to the United States Consumer Price Index in the amount of US$ 92 thousand, or a total of US$ 602 thousand. As of December 31, 2006, the accumulated royalties paid to the BIRD-F were US$ 296 thousand. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$ 306 thousand as of December 31, 2006.

Royalties expenses relating to the BIRD-F grants included in cost of sales for the years ended December 31, 2006, 2005 and 2004 were less than US$ 1 thousand for each of these years.

B.	Operating leases

1.	Premises occupied by the Company and the US Subsidiary are rented under various rental agreements with related parties (see Note 9).

The rental agreements for the premises in Tel Aviv, China, Korea and New Jersey, United States, expire between December 31, 2007 and January 15, 2011. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2006, were as follows:

Year ended December 31	US$ (in thousands)
2007	693
2008	687
2009	123
2010	96
2011	4

Rental and maintenance expenses (net of sublease income from premises under sublease agreements) amounted to US$ 684 thousand, US$ 620 thousand and US$ 748 thousand, for the years ended December 31, 2006, 2005 and 2004, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 5 - Commitments and Contingencies (cont’d)

B.	Operating leases (cont’d)

2.	The Company leases motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2006, non-cancelable operating rentals for motor vehicles were payable as follows:

Year ended December 31	US$ (in thousands)
2007	564
2008	424
2009	174
2010	65

During 2006, 2005 and 2004, an amount of US$ 554 thousand, US$ 459 thousand and US$ 406 thousand, respectively, was recognized as an expense in the statement of operations in respect of operating leases for motor vehicles.

C.	Legal proceedings

1.
In November 2005, the Company was served with a claim by Qualitest Ltd. (“Qualitest”), an Israeli company that was formerly a nonexclusive distributor for the Company's products in Israel, for the total sum of approximately US$ 623 thousand. Qualitest claims that the Company breached an exclusive distribution agreement. In December 2005, the Company filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately US$ 131 thousand for unpaid invoices. The claims have been brought before an arbitrator. In June 2006, Qualitest paid the Company US$ 69 thousand in accordance with a partial verdict of the arbitrator. In June 2007, Qualitest paid the Company $18 thousand and by that and the partial verdict, settled the Company’s conterclaim. The file now continues only regarding Qualitest’s claim against the Company. The summations were alraedy filed by both parties. It is not possible to estimate the amount of the lawsuit or the chances of success for this lawsuit.

2.
In June 2005, the Company received correspondence claiming that the technology it currently uses in the assembly of one of its products infringes upon certain patents owned by another corporation. The Company and its legal counsel are of the opinion that the claim is without merit and that product does not infringe upon any patent. In addition, even if the claims were found to have merit, the Company is of the opinion that it can continue to assemble its product using alternative technologies. The Company cannot estimate at this stage if a lawsuit will be instituted, and if so, the ultimate outcome. In the event of a lawsuit, the Company plans to defend itself vigorously. The parties are still corresponding in an effort to solve this matter amicably.

3.
On January 13, 2004, the Company was served with a complaint in the United States District Court of New Jersey, by Acterna LLC ("Acterna"), alleging that certain of the Company's products infringed one or more claims of a patent allegedly owned by Acterna. In December 2004, although the Company has not and does not acknowledge infringing such patent, the Company decided to reach a settlement with Acterna in order to save management’s time and litigation costs. In connection with the settlement agreement, the Company paid an undisclosed sum, as well as legal expenses, and Acterna granted the Company a worldwide license to the patent and the Company acknowledged the patent's validity. This amount paid has been immediately recorded as an expense since the Company did not purchase any intangible assets and the aforesaid amount represents legal expenses. The total expenses for this legal proceeding were US$ 697 thousand and were recorded in the year ended December 31, 2004.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 5 - Commitments and Contingencies (cont’d)

D.	Bank guarantee

The Company has granted bank performance guarantees in favor of one of its customers in the amount of US$ 189 thousand. The guarantees expire in December 2007.

Note 6 - Shareholders' Equity

A.	Share capital

1.	The Company’s share capital is comprised of the following:

	December 31, 2006
	Authorized	Issued	Outstanding
	Number of shares
Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*16,232,277	*16,232,277
Deferred Shares of NIS 0.05 par value (ii)	-	-	-

	December 31, 2005
	Authorized	Issued	Outstanding
	Number of shares
Ordinary Shares of NIS 0.05 par value (i)	39,990,680	*14,958,477	*14,958,477
Deferred Shares of NIS 0.05 par value (ii)	9,320	9,320	9,320

*	This number does not include 20,757 Ordinary Shares, which are held by a subsidiary, and 123,372 Ordinary Shares which are held by the Company (see i (b) below).

(i)	(a)	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

(b)	In March and April 2001, the Company purchased 123,372 shares of the Company's Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

(ii)
Deferred Shares confer only the right to their par value upon liquidation of the Company. The Deferred Shares were Ordinary Shares that were deferred in 1996 and 1997 after being bought from employees by a wholly-owned subsidiary of the Company. The Deferred Shares are treated as treasury stock. The Deferred Shares were non-voting and non-participatory. During 2006, these Deferred Shares were cancelled.

2.
On March 29, 2004, the Company closed a private placement transaction (the "PIPE"). Under the PIPE investment, the Company issued 3,851,540 of the Company's Ordinary Shares at an aggregate purchase price of US$ 5,500 thousand or US$ 1.428 per Ordinary Share. The Company also issued to the investors warrants to purchase up to 962,887 Ordinary Shares at an exercise price of US$ 2.253 per share. The warrants were exercisable for two years from the closing of the PIPE. 954,133 of the warrants were exercised during 2005 and 2006 and the remaining 8,754 warrants expired during 2006.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 - Shareholders' Equity (cont’d)

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

b.	The Radcom Ltd. 1998 Share Option Plan (the “Radcom 3(9) Plan”)

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

If on the final exercise date the market price of the Ordinary Shares is lower than 115% of the exercise price the options will lapse, will not be exercisable and will be cancelled.

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 - Shareholders' Equity (cont’d)

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

With respect to Section 102 Options, the Company’s Board of Directors (the “Board”) elected the "Capital Gains Route".

2.	Generally, grants in 2006, 2005 and 2004 were at exercise prices that reflect the market value of the Ordinary Shares at the date of grant.

3.	Repricing of options

On October 22, 2001, the Board of Directors of the Company resolved to reprice 439,815 options which had been granted to employees of the Company and its subsidiary under the 2000 Share Option Plan and the International Plan. According to the resolution of the Board, the exercise price of these options was reduced to zero, subject to the following conditions: the aggregate amount of options issued to the employee was reduced by 25%; the vesting period of all options was amended to a period of three years commencing on the date of resolution; and for a period of two years commencing on the date of resolution the employee shall not be permitted to exercise the options if the market price on the date of exercise is under US$ 3.00 per share.

The repricing of the options was accounted for as new measurement date in accordance with FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions involving Stock Compensation - an interpretation of APB Opinion No. 25” and the Company recognized a stock compensation expense of US$ 80 thousand for the year ended December 31, 2004 in respect to this repricing.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 - Shareholders' Equity (cont’d)

B.	Share option plans (cont’d)

4.
Following is the stock option data as of December 31, 2006 and 2005 under the Directors' Share Option Plan, the Radcom 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan:

	December 31, 2006
	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)
	No. of options		US$	Years	Years
Radcom 3(9) Plan	532,800	-	2.3125-5.75	3-6	10
International Plan	159,389	188,527	0.00-2.97	3-4	10
2000 Share Option Plan	267,612	-	0.00-6.125	3	10
2001 Share Option Plan	274,250	-	1.449-1.84	3-4	10
2003 Share Option Plan	544,590	702,593	1.03-4.57	3-4	10
	1,778,641	891,120

	December 31, 2005
	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)
	No. of options		US$	Years	Years
Directors' Share Option Plan	135,000	-	1.84	3	5
Radcom Bonus Plan	11,334	-	11.375-13.375	3	6
Radcom 3(9) Plan	532,800	-	2.3125-5.75	3-6	10
International Plan	177,290	186,500	0.00-3.875	1-4	10
2000 Share Option Plan	402,583	-	0.00-6.125	3-4	10
2001 Share Option Plan	414,000	90,000	0.51-1.84	3-4	10
2003 Share Option Plan	341,328	821,219	1.03-2.63	3-4	10
	2,014,335	1,097,719

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

5.
Stock options under the Directors Share Option Plan, the Radcom 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan are as follows for the periods indicated:

	Number of options	Weighted average exercise price
		US$
Options outstanding as at January 1, 2004	3,005,366	2.443

Granted	645,860	2.044
Exercised	(79,932)	0.783
Expired	(278,972)	4.647
Forfeited	(41,525)	1.060

Options outstanding as at December 31, 2004	3,250,797	2.233

Granted	404,000	2.268
Exercised	(191,873)	0.958
Expired	(253,675)	3.031
Forfeited	(97,195)	1.771

Options outstanding as at December 31, 2005	3,112,054	2.266

Granted	318,197	2.698
Exercised	(647,923)	1.503
Expired	(16,934)	8.942
Forfeited	(95,633)	2.104

Options outstanding as at December 31, 2006	2,669,761	2.466

(1)
At December 31, 2006, 2005 and 2004, the number of options exercisable was 1,778,641, 2,014,335 and 1,931,739 respectively, and the total number of authorized options was 3,152,327, 3,152,327 and 4,207,800, respectively.

(2)	The aggregate intrinsic value of options exercised during 2006, 2005 and 2004 was approximately US$ 1,631 thousand, US$ 337 thousand and US$ 112 thousand, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

5.
Stock options under the Directors Share Option Plan, the Radcom 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan are as follows for the periods indicated: (cont’d)

	Options outstanding at December 31, 2006			Options exercisable at December 31, 2006
Exercise price (US$ per share)	Number outstanding	Weighted average Exercise price (in US$)	Weighted average Remaining Contractual life (in years)	Number outstanding	Weighted average Exercise price (in US$)	Weighted average Remaining Contractual life (in years)

0.00	114,476	-	3.555	114,476	-	3.555
1.03 - 1.95	1,051,907	1.573	6.158	757,389	1.449	5.263
2.12 - 3.00	1,040,878	2.367	6.569	491,776	2.340	5.048
3.063 - 3.9375	70,000	3.438	2.527	70,000	3.438	2.527
4.18 - 6.125	392,500	5.669	1.085	345,000	5.837	2.104

	2,669,761			1,778,641

6.	The weighted average fair values of options (including non-employees) granted during the years ended December 31, 2004, 2005 and 2006 were:

	For exercise price on the grant date that:
	Equals market price of the underlying share			Less than market price of the underlying share
	Year ended December 31			Year ended December 31
	2004	2005	2006	2004	2005	2006
Weighted average
exercise prices	2.082	2.268	2.698	1.270	-	-
Weighted average
fair values on
grant date	1.495	1.350	1.915	1.177	-	-

7.	The following table summarizes the departmental allocation of the Company’s share-based compensation charge:

	Year ended December 31,
	(*) 2006	(**) 2005	(**) 2004
	US$ ( (in thousands)
Cost of sales	14	-	2
Research and development	113	-	43
Selling and marketing	193	-	34
General and administrative	238	12	15
	558	12	94
(*) Calculated in accordance with SFAS No. 123R.

(**) Calculated in accordance with APB25.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 - Shareholders' Equity (cont'd)

C.	Share-based compensation

The unamortized balance of the compensation expenses according to SFAS No. 123 (R) in respect of these stock options amounted to US$ 690 thousand as of December 31, 2006, of which US$ 408 thousand will be amortized in the year ended December 31, 2007 and US$ 282 thousand will be amortized in accordance with the vesting period of the options by the end of fiscal 2010.

The Company adopted SFAS No. 123 (R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS No. 123 (R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123 (R). Share-based compensation expense recognized under SFAS No. 123 (R) for fiscal 2006 was US$ 558 thousand (see Note 2(P)).

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the stock on the grant date is the fair market value of such date;

2.	The dividend yield is zero percent for all relevant years;

3.	Risk free interest rates are as follows:

%
Year ended December 31, 2004	2.0 - 3.8
Year ended December 31, 2005	3.8 - 4.2
Year ended December 31, 2006	4.5 - 5.0

4.	Each option granted has an expected life of 2 - 10 years (as of the date of grant); and

5.	Expected annual volatility is 74% - 100%, 89% - 100% and 87% - 104% for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 7 - Taxes on Income

A.	Israel Tax Reform

1.
During 2003, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

2.
On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (“Amendment 147”). Amendment 147 provides for a gradual reduction in the company tax rate in the following manner: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, beginning in 2010, upon Israel’s reduction of the company tax rate to 25%, real capital gains will be subject to a tax of 25%.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 - Taxes on Income (cont'd)

B.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, (“the Law”), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise”.

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics (e.g., the equipment to be purchased and utilized pursuant to the program). Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular corporate tax rates) for a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (the “Benefit Period”). The Benefit Period is limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier and, under certain circumstances, may be extended to a maximum of ten years from the commencement of the Benefit Period. Tax benefits under the Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service that is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

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

The period of benefits remaining under such approvals expired in 2006.

The Company has not utilized any of these benefits with respect to these programs.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property and equipment relating to its Approved Enterprise. The Company has not utilized this benefit.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 - Taxes on Income (cont’d)

B.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

3.	Changes to the Law

On March 30, 2005, the Israeli parliament approved a reform of the above Law. The primary changes were as follows:

•
Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

•	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividends and accelerated depreciation.

•	In order to receive benefits in the Grant Path or the Alternate Path, the industrial enterprise must contribute to the economic independence of the country’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and, pre-approval is received from the head of research and development at the OCS;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year; or

3.	25% or more of its revenues is derived from a specific market of at least 12 million residents.

•	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

•
For an expansion, a company is required to invest within three years in the higher of (i) NIS 300 thousand in production machinery and equipment and (ii) a certain percentage of its existing production machinery and equipment.

In December 2005, based on the Law, the Company notified the Israeli Income Tax Authorities that the Company chose the 2004 fiscal year as the elected year for an additional expansion of its Approved Enterprise.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 - Taxes on Income (cont’d)

B.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

4.	Conditions for entitlement to the benefits

Entitlement to the benefits of the Company’s “Approved Enterprise” is dependent upon the Company fulfilling the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

In the event of failure to comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the cancelled benefits, with the addition of linkage differences and interest.

C.	Measurement of results for tax purposes under the Israeli Inflationary Adjustments Law, 1985 (the "Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, the Company's results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

D.	Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2000.

E.	Carryforward tax loss

The Company's carryforward tax losses were approximately US$ 18,918 thousand and US$ 17,784 thousand as of December 31, 2006 and 2005, respectively (see also Note 7D). Such losses are available to offset any future taxable income of the Company without any limitation of time.

F.	US Subsidiary

1.	The US subsidiary is taxed under United States federal and state tax rules.

2.
The US subsidiary's carryforward tax losses amounted to approximately US$ 11,246 thousand as of December 31, 2006 (2005 - US$ 10,908 thousand) for federal and state tax purposes. Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2026 for federal tax purpose and in the years 2008 - 2013 for state tax purpose.

3.	The US subsidiary has not received final tax assessments since incorporation. In accordance with the tax rates, tax returns submitted up to and including the 2002 tax year can be regarded as final.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 - Taxes on Income (cont'd)

G.	UK Subsidiary

The UK subsidiary is taxed under United Kingdom tax rules. The UK subsidiary's carryforward tax losses amounted to approximately US$ 401 thousand as of December 31, 2006 (2005 - US$ 391 thousand). Such losses are available to offset any future taxable income of the UK subsidiary without any limitation of time.

H.	Deferred taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes.

Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Tax asset in respect of:
Carryforward losses	9,467	9,320
Allowance for doubtful accounts	160	13
Severance pay	178	172
Vacation pay	293	229
Research and development	616	628
Employees’ stock option compensation	18	49
Other	60	52
	10,792	10,463
Less: valuation allowance	(10,792)	(10,463)
	-	-

The valuation allowance for deferred tax assets as of January 1, 2005, and 2004, was US$ 12,054 thousand and US$ 12,378 thousand, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2006, 2005 and 2004, was an increase of US$ 329 thousand and a decrease of US$ 1,591 thousand and US$ 324 thousand, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and carryforward losses are deductible. Management considers the scheduled reversal of deferred tax liabilities and projected taxable income in making this assessment. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize this deferred tax asset in the future, management believes that it is more likely than not that the Company will not realize its deferred tax assets at December 31, 2006 and accordingly recorded a valuation allowance to fully offset the deferred tax asset amount.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 - Taxes on Income (cont'd)

I.	Reconciliation of the theoretical tax expense and the actual tax expense

The components of net income/loss before taxes are as follows:

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Israel	285	1,133	(554)
Other	(339)	394	(1,124)
Net income (loss) before taxes	(54)	1,527	(1,678)

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rates of 31% for the year ended December 31, 2006, of 34% for the year ended December 31, 2005 and 35% for the year ended December 31, 2004, applicable to income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Income (loss) before taxes, as reported in the
statements of operations	(54)	1,527	(1,678)

Statutory tax on the above amount (according to
tax rate of 31% in 2006, 34% in 2005 and 35%
in 2004)	(17)	519	(587)

Tax effect on non-Israeli subsidiaries	(40)	1	(48)

Increase (decrease) in income taxes resulting from:

Non-deductible share-based compensation expenses	173	4	4
Other non-deductible operating expenses	83	45	48

Losses and timing differences, net in respect of
which no deferred taxes were recorded	441	(18)	717
Utilization of tax losses in respect of which
deferred tax assets were not recorded in prior years	(139)	(861)	-
Differences in taxes arising from differences
between Israeli currency income and dollar
income, net *	(501)	310	(134)

Taxes on income	-	-	-

* Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company) and the exchange rate of Israeli currency relative   to the dollar.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 - Supplementary Financial Statement Information

A.	Balance Sheet

1.	Cash and cash equivalents

Cash and cash equivalents include short-term deposits denominated in US dollars of approximately US$ 1,573 thousand as of December 31, 2006, bearing an average annual interest of 4.65% (December 31, 2005 - US$ 8,165 thousand, bearing an average annual interest of 4.16%).

2.	Short-term bank deposits

As of December 31, 2006, the short-term bank deposits denominated in U.S. dollars with original maturities of more than three months and less than one year were bearing an average annual interest of 5.30%.

3.	Trade receivables, net

As of December 31, 2006 and 2005, trade receivables were presented net of an allowance for doubtful accounts of US$ 160 thousand and US$ 133 thousand, respectively.

The following table reflects the changes in allowance for doubtful accounts:

US$ (in thousands)

Balance at December 31, 2004	121
Additions during 2005	49
Deductions during 2005	(37)

Balance at December 31, 2005	133
Additions during 2006	585
Deductions during 2006	(28)

Balance at December 31, 2006	690

4.	Inventories

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Raw materials	678	853
Work in process	856	533
Finished products	1,141	552

	2,675	1,938

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 - Supplementary Financial Statement Information (cont'd)

A.	Balance Sheet (cont'd)

5.	Other current assets

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Value Added Tax authorities	358	113
Government of Israel - OCS receivable	54	-
Prepaid expenses	343	116
Others	70	151
	825	380

6.	Other payables and accrued expenses

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Employees and employee institutions	2,356	1,904
Royalties - OCS payable	558	555
Commissions payable	308	230
Other royalties payables	55	211
Allowance for product warranty	355	229
Advances from customers	-	53
Government of Israel tax authorities	128	99
Others	530	733
	4,290	4,014

7.	Monetary balances in non-dollar currencies

	December 31, 2006
	Israeli currency
	Not linked to the dollar	Linked to the dollar	Other non-dollar currency
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Current assets	1,228	-	2
Current liabilities	2,667	558	9

	December 31, 2005
	Israeli currency
	Not linked to the dollar	Linked to the dollar	Other non-dollar currency
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Current assets	533	-	120
Current liabilities	2,366	568	27

The tables above reflect, at the balance sheet dates indicated, the exposure of the Company's monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 - Supplementary Financial Statement Information (cont'd)

8.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term deposits, trade receivables, trade and other accounts payable and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

B.	Statement of Operations

1.	Sales

(a)	Sales - classified by geographical destination:

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
North America	7,611	8,793	4,452
Europe	9,443	8,641	8,536
Far East	2,590	3,313	2,295
South America	2,622	712	167
Other	1,275	881	605
	23,541	22,340	16,055

(b)	Principal customers

In North America, the Company sells its products directly to end-users or through independent manufacturers’ representatives. Outside North America the Company sells its products primarily through a global network of independent distributors for resale to end-users.

In 2006 and 2005, the Company had one customer in North America whose purchases contributed to more than 10% of the total consolidated sales in the amount of US$ 2,837 thousand and US$ 4,322 thousand, respectively. In addition in 2005, the Company had one distributor in Europe whose purchases were US$ 2,196 thousand.

In 2004, the Company had two distributors in Europe whose purchases separately contributed more than 10% of the total consolidated sales. The sales generated from these two distributors for the year ended December 31, 2004 were US$ 2,273 thousand and US$ 1,918 thousand.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 - Supplementary Financial Statement Information (cont'd)

B.	Statement of Operations (cont'd)

2.	Financing income, net

Comprised of:

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Financing income:
Interest from banks	497	270	118
	497	270	118

Financing expenses:
Interest and bank charges on short- term
bank credit	19	15	22
Exchange translation loss, net	6	20	18
	25	35	40
Financing income, net	472	235	78

Note 9 - Related Party Balances and Transactions

The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.	Certain premises occupied by the Company and the US subsidiary are rented from related parties (see Note 5B).

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services. Such amounts expensed by the Company are disclosed in Note 9(B) below as "Cost of sales, sales and marketing, general and administrative expenses". Additionally, certain entities within the RAD-BYNET Group perform research and development on behalf of the Company. Such amounts expensed by the Company are disclosed in Note 9(B) below as "Research and development, gross".

3.	The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into its product line.

Such purchases by the Company are disclosed in Note 9(B) as "Cost of Sales" and as "Research and development, gross".

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 9 - Related Party Balances and Transactions (cont’d)

4.
The Company is party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving Bynet the exclusive right to distribute the Company's products in Israel and in certain parts of the West Bank and Gaza Strip.

Revenues related to this distribution agreement are included in Note 9(B) below as "Sales". The remainder of the amount of "Sales" included in Note 9(B) below comprised of sales of the Company's products to entities within RAD-BYNET Group.

A.	Balances with related parties

	December 31
	2006	2005
	US$ (in thousands)	US$ (in thousands)
Receivables:
Trade	262	602
Other current assets	33	4
Accounts payable:
Trade	205	25
Other payables and accrued expenses	6	-

B.	Expenses to or income from related parties

	Year ended December 31
	2006	2005	2004
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)
Income:
Sales	335	773	345

Expenses:
Cost of sales	98	108	162

Operating expenses:
Research and development, gross	196	201	260
Sales and marketing*	192	226	236
General and administrative	90	91	127

*	Sales and marketing includes US$ 5 thousand rental revenue from a sublease agreement with an affiliate of the Company's principal shareholders.

C.	Acquisition of fixed assets from related parties amounted to US$ 6 thousand, US$ 23 thousand and US$ 9 thousand in the years ended December 31, 2006, 2005 and 2004, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 10 - Financial Instruments and Risk Management

A.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist mainly of cash, short-term deposits, assets held for severance benefit and trade receivables.

Cash and cash equivalents and short-term deposits are maintained with major financial institutions in Israel and in the United States. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel.

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

The Company’s revenues in any period generally have been, and may continue to be, derived from relatively small numbers of sales with relatively high average revenues per order. Therefore, the loss of any orders or delays in closing such transactions could have an adverse effect on the Company’s operations and financial results.

Note 11 - Recently Enacted Accounting Pronouncements

1.
In June 2006, the FASB issued FASB Interpretation No. 48 “Accounting for Uncertain Tax Positions - an interpretation of FASB Statement No. 109” (“FIN 48”), FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 11 - Recently Enacted Accounting Pronouncements (cont’d)

2.
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, (“SFAS No. 157”). SFAS No. 157 defines fair value (replacing all prior definitions) and creates a framework to measure fair value, but does not create any new fair value measurements. SFAS No. 157 is effective in the first quarter of fiscal years beginning after November 15, 2007. The Company is evaluating how SFAS No. 157 may affect its consolidated financial statements.

3.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 permits all entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007.

The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS No. 159 and the related impact on the Company’s consolidated financial statements. The Company is evaluating how SFAS No. 159 may affect its consolidated financial statements.