Form 20-F
period 2007-12-31
RADCOM LTD
filed 2008-06-30
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

Jonathan Burgin: (+972) 3 645 5055 (tel), (+972) 3 647 4681 (fax)
24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, NIS 0.20 par value per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of May 31, 2008 following the issuer’s one-for-four reverse share split: 5,075,910 Ordinary Shares, NIS 0.20 par value per share. (As of December 31, 2007, prior to the reverse split effect, the close of the period covered by this annual report, there were 16,364,888 Ordinary Shares, NIS 0.05 par value per share) .Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐         Accelerated Filer ☐          Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant elected to follow.

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Pg 2

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

We urge you to consider that statements that use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views regarding future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As used in this annual report, the terms “we,” “us,” “our,” “RADCOM” and the “Company” mean RADCOM Ltd. and its subsidiaries, unless otherwise indicated.

PrismLite™, Omni-Q™, MediaPro™, GearSet™, SipSim™ and Wirespeed™ are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

Pg 3

TABLE OF CONTENTS

PART I			1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
	B.	CAPITALIZATION AND INDEBTEDNESS	2
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	2
	D.	RISK FACTORS	3
ITEM 4.	INFORMATION ON THE COMPANY		15
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
	B.	BUSINESS OVERVIEW	15
	C.	ORGANIZATIONAL STRUCTURE	27
	D.	PROPERTY, PLANTS AND EQUIPMENT	28
ITEM 4A.	UNRESOLVED STAFF COMMENTS		28
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		28
	A.	OPERATING RESULTS	32
	B.	LIQUIDITY AND CAPITAL RESOURCES	36
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	43
	D.	TREND INFORMATION	43
	E.	OFF-BALANCE SHEET ARRANGEMENTS	44
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	44
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		45
	A.	DIRECTORS AND SENIOR MANAGEMENT	45
	B.	COMPENSATION	47
	C.	BOARD PRACTICES	48
	D.	EMPLOYEES	51
	E.	SHARE OWNERSHIP	51
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		52
	A.	MAJOR SHAREHOLDERS	52
	B.	RELATED PARTY TRANSACTIONS	53

Pg i

	C.	INTERESTS OF EXPERTS AND COUNSEL	54
ITEM 8.	FINANCIAL INFORMATION		54
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	54
	B.	SIGNIFICANT CHANGES	55
ITEM 9.	THE OFFER AND LISTING		56
	A.	OFFER AND LISTING DETAILS	56
	B.	PLAN OF DISTRIBUTION	57
	C.	MARKETS	57
	D.	SELLING SHAREHOLDERS	58
	E.	DILUTION	58
	F.	EXPENSES OF THE ISSUE	58
ITEM 10.	ADDITIONAL INFORMATION		58
	A.	SHARE CAPITAL	58
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	58
	C.	MATERIAL CONTRACTS	64
	D.	EXCHANGE CONTROLS	64
	E.	TAXATION	64
	F.	DIVIDENDS AND PAYING AGENTS	76
	G.	STATEMENT BY EXPERTS	76
	H.	DOCUMENTS ON DISPLAY	76
	I.	SUBSIDIARY INFORMATION	77
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		77
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		77
PART II			77
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		77
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		77
ITEM 15T.	CONTROLS AND PROCEDURES		78
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		80
ITEM 16B.	CODE OF ETHICS		80
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		80

Pg ii

Pg iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2006 and 2007 and for each of the years ended December 31, 2005, 2006 and 2007 from our consolidated financial statements and notes included in this annual report. The selected consolidated financial data as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003 and 2004 have been derived from audited consolidated financial statements not included in this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. All references to “dollar,” “dollars” or “$” in this annual report are to the “U.S. dollar” or “U.S. dollars.” All references to “NIS” are to the New Israeli Shekels.

Pg 1

	Year Ended December 31,
	(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)
	2003	2004	2005	2006	2007

Statement of Operations Data:
Revenues:
Products	$10,228	$13,956	$20,514	$20,641	$10,158
Services	975	2,099	1,826	2,900	3339
	11,203	16,055	22,340	23,541	13,497
Cost of revenues:
Products	4,854	5,045	7,290	7,213	4,927
Services	40	82	108	183	466
	4,894	5,127	7,398	7,396	5,393
Gross profit	6,309	10,928	14,942	16,145	8,104

Operating expenses:
Research and development	5,593	5,232	5,815	6,826	7,378
Less - royalty-bearing participation	1,997	1,722	1,735	1,904	2,096
Research and development, net	3,596	3,510	4,080	4,922	5,282

Sales and marketing	7,411	6,983	7,881	9,196	9,279

General and administrative	1,620	2,191	1,689	2,553	2,391

Total operating expenses	12,627	12,684	13,650	16,671	16,952

Operating (loss) income	(6,318)	(1,756)	1,292	(526)	(8,848)

Financing income, net	93	78	235	472	265

Net (loss) income	(6,225)	(1,678)	1,527	(54)	(8,583)

Basic net income (loss) per ordinary share	$(2.37)	$(0.50)	$0.42	$(0.01)	$(2.10)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	2,623,296	3,363,377	3,674,023	3,973,509	4,084,789

Diluted net income (loss) per ordinary share	$(2.37)	$(0.50)	$0.39	$(0.01)	$(2.10)
Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	2,623,296	3,363,377	3,890,396	3,973,509	4,084,789

Balance Sheet Data:
Working capital	$5,702	$10,051	$12,987	$15,783	$7,303
Total assets	$14,403	$20,129	$23,790	$27,753	$18,896
Shareholders’ equity	$6,246	$10,024	$12,485	$15,373	$7,578
Share capital	$57	$101	$107	$120	$122

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

Pg 2

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

Risks Related to Our Business and Our Industry

We may incur losses in the future.

Although we had net income in the fiscal year ended December 31, 2005, in the fiscal years ended December 31, 2006 and 2007, we incurred losses, and we also incurred a loss in the first quarter of 2008 of $0.9 million. We may incur losses in the future, which could materially affect our cash, liquidity and adversely affect the value and market price of our shares. See item 5.B, Liquidity and Capital Resources for further discussion.

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

Pg 3

We may experience a delay in generating or recognizing revenues for a number of reasons and based on revenue recognition accounting requirements. Unfulfilled orders at the beginning of each quarter are typically substantially less than our expected revenues for that quarter. Therefore, we depend on obtaining orders in a quarter for shipment in that quarter to achieve our revenue objectives. Moreover, demand for our products may fluctuate as a result of seasonality.

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

A slowdown in the telecommunications industry generally, or in the sectors of the industry that we target (currently primarily 3G and 3.5G Cellular and triple-play networks), could materially adversely affect our revenues and results of operations.

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

Pg 4

Continued negative trends and factors affecting the telecommunications industry specifically and the economy in general may result in reduced demand and pricing pressure on our products.

Negative trends and factors affecting the telecommunications industry specifically and the economy in general over the past several years have negatively affected our results of operations. As a result of the build-up of capacity by telecommunications companies in the late 1990s, the telecommunications sector has been facing significant challenges from excess capacity, new technologies and intense price competition. This excess network capacity, combined with the failure of many competitors in the telecommunications sector, has contributed to delayed adoption of next-generation cellular and wireline networks. In addition, weak economic conditions that started during the second half of 2007 resulted in reduced capital expenditures, reluctance to commit to long-term capital outlays and longer sales processes for network procurements by our customers. Although this trend has abated, we cannot predict the duration of the improvement or the impact it may have on our results of operations. Furthermore, during 2007, we were affected by a slowdown in the pace of new 3G and 3.5G Cellular deployments. Generally, if economic growth in the United States and other countries’ economies is slowed, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or other key markets deteriorate, we may experience material impacts on our business, operating results, and financial condition. Finally, an overall trend toward industry consolidation and rationalization among our customers, competitors and suppliers can affect our business, especially if any of the sectors we service or the countries or regions in which we do business are affected. Industry consolidation may slow down the implementation of new systems and technologies. Any future weakness in the economy or the telecommunications industry could affect us through reduced demand for our products, leading to a reduction in revenues and a material adverse effect on our business and results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the new IPTV market required us to develop a new product to keep ahead with customer requirements.

New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G and 3.5G Cellular and triple-play networks. If networking evolves toward greater emphasis on application providers, we believe we have positioned ourselves well relative to our key competitors. If it does not, however, our initiatives and investments in this area may be of no or limited value. As a result we cannot quantify the impact of new product introductions on our future operations.

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

Pg 6

Many of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

We are dependent upon the success of distributors and sales representatives who are under no obligation to distribute our products.

We are highly dependent upon our distributors for their active marketing and sales efforts and for the distribution of our products and sales representatives in North America to a lesser degree. Many of our distributors outside of North America and China are the only entities engaged in the distribution of our products in their respective geographical areas. Typically, our arrangements with them do not prevent our distributors from distributing competing products, or require them to distribute our products in the future. Our distributors may not give a high priority to marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors. Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

We had one customer in North America who accounted for more than 10% of our sales in each of 2005 and 2006. This customer reduced its orders in 2007, thereby accounting for less than 10% of our sales, which caused a decrease in our operating results.

Our seven largest distributors accounted for a total of approximately 36.1% of our sales in 2005, 40.7% of our sales in 2006 and 39.3% of our sales in 2007. One of our largest distributors in Europe accounted for about 10% of our sales in 2005. None of our distributors accounted for more than 10% of our sales in 2006 or 2007. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

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

We incorporate open source technology in our products, which may expose us to liability and have a material impact on our product development and sales.

Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures, including the General Public License. This license and others like it pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business results of operations and financial condition.

Pg 7

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

Our planned growth has placed, and is expected to continue to place, significant demands on our management and our administrative and operational resources. To manage our planned expansion effectively, we need to continue to develop and improve our operational and financial systems, sales and marketing capabilities and expand, train, retain, manage and motivate our employee base. Our systems, procedures or controls may not be adequate to support our operations and our management may not be able to successfully exploit future market opportunities, including, without limitation, strategic partnerships and joint ventures, or successfully manage our relationships with customers and other third parties. We may not continue to grow and, if we do, we may not effectively manage such planned growth. Any failure to manage planned growth could have an adverse effect on our business, financial condition and results of operations.

Pg 8

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

Yehuda Zisapel and Zohar Zisapel, beneficially own approximately 39.3% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of May 31, 2008, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 1,993,447 ordinary shares, representing approximately 39.3% of the ordinary shares. As a result, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control of management.

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

While we are headquartered in Israel, approximately 96.6% of our sales in 2005, 98.5% of our sales in 2006 and 96.4% of our sales in 2007 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. This subjects us to many risks inherent in international business activities, including:

Pg 9

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

We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors. In particular, the significant devaluation of the U.S. dollar vis-à-vis the NIS during 2007 had and may continue to have an adverse effect on our operations, as we derive most of our revenues in U.S. dollars while we incur most of our expenses in NIS.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal control attestation may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the “SEC”). The SEC, as directed by Section 404 of the United States Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the Company’s internal control over financial reporting. In addition, the Company’s independent registered public accountants must attest to and report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. Our management may not conclude that our internal controls over financial reporting are effective. Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, operated or reviewed, or if the independent accountants interpret the requirements, rules or regulations differently from us, they may issue an adverse opinion on our internal control over financial reporting. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares.

As a non-accelerated filer, we must now comply with the annual disclosure requirements of Section 404 regarding management’s report on internal control over financial reporting. Pursuant to Section 404(b), we will be required to provide an independent auditor’s attestation in the 2009 annual report, i.e., for the year ended December 31, 2009.

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

Pg 10

Our adoption of SFAS 123(R) will result in ongoing accounting charges that will significantly reduce our net income.

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and which became effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of SFAS 123(R) required us to record an expense of $564,000 for stock-based compensation plans during 2007 and will continue to result in ongoing accounting charges that will significantly reduce our net income. See Note 6 of our Notes to the Consolidated Financial Statements for further information.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of Ordinary Shares—Passive Foreign Investment Company Status,” if for any taxable year our passive income, or our assets that produce (or are held for the production of) passive income, exceed specified levels, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge. Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our ordinary shares. We believe that we were not a PFIC for 2007 based upon our income, assets, activities and market capitalization during such year. However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in subsequent taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

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

Pg 11

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

We might not satisfy all the requirements for continued listing on the NASDAQ Capital Market, and our shares may be delisted.

Following a one-to-four reverse share split that we effected on June 16, 2008, we are currently in compliance with all requirements for continued listing on the NASDAQ Capital Market, to which we transferred from the NASDAQ Global Market on October 1, 2007. We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the NASDAQ Capital Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ Capital Market. Our shares would then be quoted on the Over-The-Counter Bulletin Board (assuming we satisfied the continued listing requirements for that quotation system). During 2007 and 2008, our share price decreased below the required minimum bid price. In addition, in 2007, we fell below the minimum $10 million shareholders’ equity requirement of the NASDAQ Global Market and we had to transfer to the NASDAQ Capital Market in order to continue to be listed on NASDAQ. The post-reverse share split price of our ordinary share is approximately $2.50 as of June 1, 2008; however, if our share price continues to decline we might be unable to satisfy the NASDAQ Capital Market continued listing requirements, including its minimum bid price of a $1 per share.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. During the third quarter of 2006, Israel was engaged in war with the Hezballah in Lebanon; however, the war did not materially affect the Company’s results. There have been extensive hostilities along Israel's border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. Further escalation has occurred during 2008.

Pg 12

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

A portion of our expenses, primarily labor expenses, is incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation will lag behind inflation in Israel. Further, during 2007 the dollar decreased in value relative to the NIS by about 9%. This trend has continued during the first five months of 2008 by an additional devaluation of the dollar relative to the NIS by about 10% . If this trend towards devaluation continues, it, coupled with a high inflation rate in Israel, may result in higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

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

Pg 14

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Both our legal and commercial name is RADCOM Ltd, and we are an Israeli company. RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel, and we commenced operations in 1991. The principal legislation under which we operate is the Israeli Company Laws 1999 (the “Israeli Companies Law”). Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively. Our website is www.radcom.com. Information on our website and other information that can be accessed through it are not part of, or incorporated by, reference into this annual report.

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. (“RADCOM Equipment, Inc.”), a New Jersey corporation, which serves as our agent for service of process in the United States. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd. (“RADCOM Investments”), located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055). In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation. RADCOM (UK) Ltd. is located at 2440 The Quadrant, Aztec West, Almondsbury, Bristol, BS32 4AQ England, and its telephone number is 44-1454-878827.

For a discussion of important events in the development of the Company’s business, see “—Business Overview. For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

BUSINESS OVERVIEW

Below are the definitions of certain technical terms that are used throughout this 20-F and that are important for understanding our business.

GLOSSARY

3G 3.5G	A third-generation digital cellular telecommunication. 3.5 generation digital cellular networks.
Asynchronous Transfer Mode (ATM)	A cell-based network technology protocol that supports simultaneous transmission of data, voice and video typically at T1/E1 or higher speeds.
Code Division Multiple Access (CDMA)	A digital wireless technology that uses a modulation technique in which many channels are independently coded for transmission over a single wideband channel.
CDMA2000 1X (EV-DO)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to CDMA.
Time Division Synchronous Code Division Multiple Access (TD-SCDMA)	A 3G mobile telecommunications standard, being pursued in the People's Republic of China by the Chinese Academy of Telecommunications Technology (CATT).
Global System for Mobile Communications (GSM)	A digital wireless technology that is widely deployed in Europe and, increasingly, in other parts of the world.

Pg 15

General Packet Radio Service (GPRS)	A packet-based digital intermediate speed wireless technology based on GSM. (2.5 generation)
Universal Mobile Telecommunications Service (UMTS)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to GSM.
Voice Over IP (VoIP)	A telephone service that uses the Internet as a global telephone network.
IP Multimedia Subsystem (IMS)	An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.
Triple Play	A marketing term for the provisioning of the three services: high-speed Internet, television (Video on Demand or regular broadcasts) and telephone service over a single broadband connection.
Internet Protocol TV (IPTV)	Transmitting video in IP packets. Also called “TV over IP,” IPTV uses streaming video techniques to deliver scheduled TV programs or video on demand (VOD).
Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.
Session
A lasting connection between a user (or user agent) and a peer, typically a server, usually involving the exchange of many packets between the user's computer and the server. A session is typically implemented as a layer in a network protocol.

Overview

We develop, manufacture, market and support innovative network test and service assurance solutions for communications service providers and equipment vendors. We specialize in next generation cellular as well as voice, data and video over IP networks. Our solutions are used in the development and installation of network equipment and in the maintenance of operational networks. Our products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation (the ability to collect network information for a third-party application). We currently offer the following solutions:

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

Pg 16

Our Customers and the Market for Our Solutions

The key benefits of our solutions to markets and customers are described below:

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

The market for our products consists of the following types of end-users:

Telecommunications Service Providers (Cellular and Wireline) are organizations responsible for providing telecommunications services. This group of companies uses of our product fall into four main categories:

•	Fault detection – to detect when there is a problem;

•
Performance – to analyze the behavior of network components and customer network usage in order to understand trends, performance and optimization (to help identify faults before the customer complains);

•	Troubleshooting – to drill down to resolve specific issues; and

•	Pre-Mediation – to provide call detail records or CDR information to third-party operations support systems (OSS) or other solutions.

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

Pg 17

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

Our sales network includes North America through our wholly-owned U.S. subsidiary, RADCOM Equipment, a sales office in China and, in the rest of the world, a network of more than 35 distributors selling in over 35 countries. RADCOM Equipment sells our products to end-users through a direct sales force and through 9 independent sales representatives. Our testing and monitoring equipment has been sold to a number of international companies and government agencies, including Hutchison, British Telecom, Telstra, Deutsche Telekom, Verizon Wireless, Vodafone, KPN, Nortel Networks, Lucent, Siemens, Cisco, NTT, NEC, Nokia, ZTE, Huawei, Detang, Alcatel and Ericsson.

Industry Background

Service providers deploy unified, packet-based platforms with broadband and 3G technologies to enhance the value proposition of converged networks. These technologies allow service providers to offer new types of revenue-enhancing services, such as voice calls, video calls, video streaming, IPTV, music downloading and messaging solutions. Mainstream deployment of converged networks has begun and equipment vendors are under pressure to develop and improve the required technologies. Both types of our main market players equipment vendors and service providers need sophisticated testing solutions. Equipment vendors need these solution to speed time-to-market while achieving the highest standard of products, and service providers need to evaluate vendors' products and to monitor customer experience and quality of service (QoS) on an ongoing basis. For these reasons, the demand for new testing and monitoring equipment is growing. For example, analysis from Frost & Sullivan predicts that the VoIP testing and monitoring market will grow from $379 million in 2006 to $1.9 billion in 2013 for a compound annual growth rate (CAGR) of 25.7% during that period and IMS test and monitoring market will grow from an estimated $274.1 million in 2007 to $1.2 billion in 2013, for a compound annual growth rate of 27.9%

Products and Solutions

We categorize our products into two primary lines: (i) the Omni-Q network monitoring solution and (ii) the Performer family.

The Omni-Q Network Monitoring Solution

•
The Omni-Q is a unique, comprehensive, next-generation probe base service assurance solution for network and service monitoring. The Omni-Q solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes covering various networks and services, including VoIP, UMTS, CDMA and data. These probes are based on the R70 probe and Performer family platforms, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis. The R70 probe platform is an embedded Linux platform, based on our GearSet technology. The GearSet is a technology extension of our successful GEAR chip technology, allowing a full session tracing and analysis in a chip set and permitting wirespeed analysis of network services.

Pg 18

•
In addition, the Omni-Q benefits global telecommunications carriers, by providing end-to-end voice quality monitoring and management. The Omni-Q is designed to enable service providers and vendors to successfully face significant challenges in the coming years, including:

o	deployment of next-generation networks such as UMTS, CDMA2000 and triple-play;

o
integration of new architectures such as high-speed downlink packet access (HSDPA), high-speed uplink packet access (HSUPA), long-term evolution (LTE), IMS, UMTS Release 6 and CDMA Rev’ A or evolution data voice (EVDV);

o	successful delivery of advanced services such as VoIP, IPTV and video conferencing; and

o
proactive management of call quality on existing and next-generation service providers’ production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

•	Telecommunications Service Providers (Cellular and Wireline) use the Omni-Q in four main areas:

o
Performance monitoring – to analyze the behavior of network components and customer network usage in order to understand trends, performance and optimization (i.e., to help identify faults before the customer complains).

o	Fault detection – to detect when and where there is a problem.

o	Troubleshooting – to drill down to resolve specific issues.

o	Pre-Mediation – to provide call detail records or CDR information to third-party operations support systems (OSS) or other solutions.

•	The Omni-Q is comprised of the following components:

o
The Omni-Q’s central management module is designed to take advantage of the unique capabilities and feature set of our platform by consolidating the monitoring and analysis information into a comprehensive, integrated view that enables visibility, fault detection, performance and troubleshooting.

o
The Omni-Q Wireline monitoring solution gives service providers, incumbent local exchange carriers(ILECs) and cable/multi-system operators(MSOs) complete visibility into the voice, video or TV service running over the network, enabling early-stage fault detection, pre-emptive maintenance and optimization, and drill-down troubleshooting that leads to quick and easy fault resolution.

o
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

Pg 19

The Performer Family

The Performer family is an open platform that supports a wide range of test applications over a variety of technologies. With simplified control from a central console, the Performer hardware and software suite tests the quality and grade of service of a real-world network environment. The Performer family is a PC-based system, utilizing our generic analyzer processor, or GEAR-based, hardware. Our GEAR (GenEric AnalyzeR processor) chip is our main differentiating technology. It is a proprietary, one-chip analyzer processor designed to provide on all layers wirespeed testing performance, independent of protocols and technologies. The GEAR processor positions us as the industry leader in the high-performance, communication test-equipment market. It allows one platform to carry out both network troubleshooting and analysis as well as packet and cell analysis in real time, at up to 2.5 gigabytes per second (Gbps), with no limitation on interface type or protocols. The GEAR technology also allows us to rapidly develop and roll out new interfaces by merely adding a new interface with the appropriate functionality. The Performer family is unique for its combination of strong hardware performance and flexible software use.

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

Pg 20

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

The Network Consultant is an advanced cellular network analysis application that enables mobile operators to quickly verify subscriber connectivity and proactively monitor end-to-end network performance. The Network Consultant gathers and processes data from multiple server links from the Radio Access Network, Core signaling, and Core IP. It enables full drill-down analysis capabilities of the call session, voice calls and video calls. Using it, customers can zoom in and view the signaling and procedures on each interface separately – online and offline.

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

The following are some of the highlights of the Voice-over-IP Performer:

•
SIPSim – The SIPSim is a SIP services load generator that focuses on high-stress load testing of any SIP application. The SIPSim provides high industry performance while retaining the flexibility needed to emulate all types of services. By emulating up to hundreds of thousands of users over the SIPSim’s Triple M capability (multi-IP, multi-MAC and multi-VLAN), any service can be emulated over any type of network configuration. The SIPSim is capable of stress-testing different SIP services and network elements, including softswitch, SBC and IMS networks. Using the SipStudio, the user can build scripts to customize the SipSim to simulate almost any call flow. This is especially important in the IMS environment, where network topology is complex and each new service introduces a new flow;

•	MediaPro – A real-time hardware-based, multi-protocol, multi-technology VoIP and Video analyzer, capable of analyzing a wide variety of VoIP signaling protocols and media CODECs; and

•	QPro – The QPro is a multi-technology call quality analyzer that enables users to test many call quality parameters over a variety of interfaces.

The following table shows the breakdown of our consolidated sales for the fiscal years 2005, 2006 and 2007 by product:

	Year ended December 31,
	2005	2006	2007
	(in thousands of U.S. dollars)
The Omni-Q family	$3,940	$15,765	$9,537
The Performer family and others	$18,400	$7,776	$3,960
Total	$22,340	$23,541	$13,497

Pg 21

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

Pg 22

	Year ended December 31,			Year ended December 31,
	(in millions of U.S. dollars)			(in percentages)
	2005	2006	2007	2005	2006	2007
North America	8.8	7.6	4.3	39.5%	32.3%	31.8%
Europe	8.6	9.4	5.7	38.5	40.0	42.2
Far East	3.3	2.6	1.6	14.8	11.1	11.9
South America	0.7	2.6	1.2	3.2	11.1	8.9
Others	0.9	1.3	0.7	4.0	5.5	5.2
Total revenues	22.3	23.5	13.5	100.0%	100.0%	100.0%

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

Pg 23

Our gross research and development costs were approximately $5.8 million in 2005, $6.8 million in 2006 and $7.4 million in 2007, representing 26.0%, 28.9% and 54.7% of our sales, respectively. Aggregate research and development expenses funded by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, (the “Chief Scientist”) were approximately $1.7 million in 2005, $1.9 million in 2006 and $2.1 million in 2007. For more information on the Office of the Chief Scientist, see “Israeli Office of the Chief Scientist” below. We expect to continue to invest significant resources in research and development.

As of December 31, 2007, our research and development staff consisted of 55 employees. Research and development activities take place at our facilities in Tel Aviv. We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist. Grants received under such programs are repaid through a mandatory royalty based on revenues from products (and related services) incorporating know-how developed with the grants. This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984 and the regulations promulgated thereunder (the “R&D Law”).

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the Research Committee of the Chief Scientist (the “Research Committee”) are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by this Research Committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest. As of January 1, 2007, our royalty rate was 3.5%.

In 2006 the Israeli government announced a process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and the approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment may have a retroactive effect, although there is no indication as to whether and when it will be adopted.

Pg 24

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

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. At December 31, 2007, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $23.2 million.

Binational Industrial Research and Development Foundation

We received from the Binational Industrial Research and Development Foundation (the “BIRD Foundation”) funding for the research and development of products. At December 31, 2007, our contingent liability to the BIRD Foundation for funding received was approximately $319,000. We have not received grants from the BIRD Foundation since 1995.

Pg 25

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, nondisclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We own registered trademarks for the names PrismLite, Omni-Q, MediaPro, GearSet, SipSim and Wirespeed. In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturer’s representatives and with certain suppliers with access to sensitive information. However, we have no registered patents or trademarks (except for those listed above) and these measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.

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

Our principal competitors are Agilent , Tektronix, Tekelek, NetHawk, Anritsu (Nettest), SPIRENT Communications, Sunrise Telecom Inc., Empirix and Brix Networks. In addition to these competitors, we expect substantial competition from established and emerging computer, communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing and market and distribution capabilities, and some of them may enjoy greater market recognition than we do.

Pg 26

Employees

As of December 31, 2007, we had 114 permanent employees and 1 temporary employee located in Israel, 9 permanent employees of RADCOM Equipment located in the United States and 9 permanent employees in total located in Spain, Singapore, Korea and China, collectively.  Of the 115 employees located in Israel, 55 were employed in research and development, 15 in operations (including manufacturing and production), 34 in sales and marketing and 11 in administration and management.  Of the 9 employees located in the United States, 7 were employed in sales and marketing and 2 were employed in administration and management.  All the 9 employees located in Spain, Singapore, Korea and China, were employed in sales and marketing.  We consider our relations with our employees to be good and we have never experienced a labor dispute, strike or work stoppage.  Most of our permanent employees have employment agreements and none of our employees are represented by labor unions. Our temporary employees are paid an hourly rate, have employment agreements and are not represented by a labor union.

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

C. ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, which conducts the sales and marketing of our products in North America. In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities. As of May 31, 2008, Radcom Investments did not hold any of our outstanding shares. In August 2001, we established our wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which is currently not active, but in the past conducted the sales and marketing of our products in the United Kingdom. In 2002, we established our wholly-owned Representative Office in China, which conducts the marketing for our products in China. Following are our subsidiaries, all of which are wholly-owned:

Pg 27

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

D. PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property. We currently lease an aggregate of approximately 2,442 square meters of office premises in Tel Aviv, which includes approximately 2,186 square meters from affiliates of our principal shareholders. Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems. In 2007, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $585,000, of which approximately $415,000 was paid to affiliates of our principal shareholders. We may, in the future, lease additional space from affiliated parties. We also lease premises in Paramus, New Jersey from an affiliate. In 2007, we leased approximately 6,131 square feet from an affiliate, approximately 276 square feet of which we now sub-lease to a related party. In 2007, aggregate annual lease payments for the premises were approximately $126,000 and we received $5,000 from the related party for those sub-leases. We also lease approximately 142 square meters in Beijing. In 2007, our aggregate annual lease payments for those premises were approximately $27,000. The rental agreements for the premises in Tel Aviv and New Jersey, United States, expire on December 31, 2008 and on January 15, 2011, respectively.

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

Pg 28

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

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G Cellular and triple-play networks. During fiscal year 2007, we continued to focus our resources on the 3G Cellular segment and triple-play networks. While this potentially increases our exposure to changes in telecommunications industry conditions, we feel that this is a growing area and that we have the technology to capitalize on this market growth.

After commencing sales of our Performer in the first quarter of 2003, our revenues began to increase. Through 2005, our Performer family was the main driver increasing our revenues. In 2006 our comprehensive monitoring solution started to evolve as our main product. As a result of these developments, we enjoyed increased sales across all converged network product lines and the average size of our deals began to rise. Unfortunately, this momentum did not continue in 2007. We view this as a temporary weakness and not as the new state for 2008 and onwards.

Pg 29

Our net sales for 2007 were $13.5 million, compared with $23.5 million in fiscal year 2006. Net loss for 2007 was $8.6 million, compared with net loss of $54,000 in fiscal 2006. Our cash, cash equivalents and short-term deposits decreased by $6.3 million in 2007 compared with a decrease of $0.5 million in 2006.

In 2008, we are continuing to focus on our two major growth areas of 3G and 3.5G Cellular and triple-play networks with the goal of continuing to expand our sales and profits. With analysts (Informa Telecoms & Media, WCIS and 3G America) projecting that the 3G market will eventually include 200-300 operators and an even larger number of next-generation wireline players, we believe there is a lot of room for additional growth. Among the key factors that will influence our 2008 performance are the continued evolution of the global telecommunications industry towards converged services and our customers’ perspective regarding the prospects for improving conditions, together with our ability to continue to improve the execution of our strategy.

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

By reducing fixed manufacturing costs including by using the subcontractors, we seek to ensure that our cost of goods sold fluctuates more directly in line with revenues.

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

Pg 30

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

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions to representatives, advertising, trade shows, promotional expenses, web site maintenance, and overhead expenses.

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

Additional Expense for Share-Based Compensation

SFAS 123(R), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, became effective for public companies for fiscal years beginning after June 15, 2005. As a result of SFAS 123(R), we have been required to record an expense for stock-based compensation plans; this has resulted in ongoing accounting charges that have significantly reduced our net income. For further information, see the section entitled “Share-Based Compensation” in Note 6 of the Notes to our Consolidated Financial Statements.

Summary of Our Financial Performance in Fiscal Year 2007 Compared to Fiscal Year 2006

For the year ended December 31, 2007 our revenues decreased by 43% to $13.5 million, while our loss for the year increased to approximately $8.6 million.

During fiscal 2007, our cash, cash equivalents and short-term deposits decreased by $6.3 million, of which $6.0 million of our cash, cash equivalents and short-term deposits was used in operating activities. Capital expenditures in fiscal 2007 amounted to $0.4 million.

Fiscal 2007 was a disappointing year for us and below our expectations. The combination of weakness in the 3G and 3.5G Cellular market, longer-than-usual average sales cycles and internal execution problems, led to a significant decrease in our revenues compared to 2006.

Pg 31

During 2007 we carried out activities designed to return us to profitability as quickly as possible. Among such activities were a cost-cutting program, including a 23% reduction in the workforce and structural changes throughout the Company. In making these cuts, we have been careful to maintain our focus on sales and customers.

The other part of our program to return-us-to-profitability was focused on expanding our sales. This part included increasing our closing rate of deals strengthening our distributor network, especially in the Far East; increasing our sales efforts in the Emerging Markets instead of the saturated markets like North America; and increasing our pipeline.

We began to see the fruits of the program in the fourth quarter of 2007 when we reported breakeven results compared to losses in the first three quarters of the year. These positive results continued in the first quarter of 2008 with an increase of 40% to $4.5 million in revenues compared with the first quarter of 2007. Our forecast for 2008 is that our results will be better than 2007, both in revenues and net income (loss).

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

A. OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,
	2005	2006	2007
Sales	100.0%	100.0%	100.0%
Cost of sales	33.1	31.4	40.0
Gross profit	66.9	68.6	60.0
Operating expenses:
Research and development	26.0	29.0	54.7
Less royalty-bearing participation	7.8	8.1	15.5
Research and development, net	18.2	20.9	39.2
Sales and marketing	35.3	39.1	68.7
General and administrative	7.6	10.8	17.7
Total operating expenses	61.1	70.8	125.6
Operating income (loss)	5.8	(2.2)	(65.6)
Financial income, net	1.0	2.0	2.0
Net income (loss)	6.8	(0.2)	(63.6)

Pg 32

Financial Data for Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues

	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2006 vs.	2007 vs.
	2005	2006	2007	2005	2006
The Omni-Q family	3.9	15.7	9.5	303	(39)
The Performer family and others	18.4	7.8	4.0	(58)	(49)
Total revenues	22.3	23.5	13.5	5	(43)

Revenues. In 2007, our revenue decreased by 43% compared to 2006 due to the combination of weakness in the 3G and 3.5G Cellular market, longer average sales cycles and internal execution problems. As identified in the second half of 2006, during 2007, we continued to see an increase in triple-play network deployments, which reflected a new scale of triple-play network deployments in the marketplace and which is indicative of the significant challenge the triple-play network operators must overcome in order to maintain quality services. Due to the nature of the service provider orders which represents a potential for larger sales on average than equipment vendor orders, both the average size of our transactions and the length of the sales cycle have increased.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, as well as nine independent representatives, and more than 35 independent distributors in over 35 other countries. The table below shows the sales breakdown by territory:

	Year Ended December 31,				Year Ended December 31,
	(in millions of U.S. dollars)				(as percentages)
	2005	2006	2007	2005	2006	2007
North America	8.8	7.6	4.3	39.5%	32.3%	31.8%
Europe	8.6	9.4	5.7	38.5	40.0	42.2
Far East	3.3	2.6	1.6	14.8	11.1	11.9
South America	0.7	2.6	1.2	3.2	11.1	8.9
Others	0.9	1.3	0.7	4.0	5.5	5.2
Total revenues	22.3	23.5	13.5	100.0%	100.0%	100.0%

During 2005 we announced that we signed a multi-million dollar contract with a major 3G CDMA mobile operator in North America. This major mobile operator in North America accounted for more than 10% of our sales in both 2005 and 2006. One of our distributors in Europe accounted for more than 10% of our sales in 2005. During 2007 no single customer accounted for more than 10% of our sales.

Cost of sales and Gross profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2005	2006	2007
Cost of sales	7.4	7.4	5.4
Gross profit	14.9	16.1	8.1

Cost of sales. Over the years, we have increasingly shifted to a subcontracting model for the manufacture of our products. We believe that this approach, which decreases our fixed cost, will ensure that our cost of sales fluctuates more directly in line with revenues. Our cost of sales consisted of fixed costs of approximately $2.2 million in 2007 and $1.8 million in 2006.

Most of our revenues come from products that we develop internally, but in order to able to deliver a broader range of products and services to our customers in target markets, we must integrate other companies’ solutions, mainly servers and storage units, into our Omni-Q system. The gross margins on these integrated sales are lower than the products that we develop internally. In 2007 our gross margins were lower than expected because revenues were lower than expected and decreased by 43% compared to 2006. In the future, assuming revenue levels similar to 2006 or greater for the year, we expect gross margins to improve.

Pg 33

Our cost of sales during 2007 included an expense of $18,000 for share-based compensation and, $14,000 for share-based compensation in 2006.

The following table provides the approximate operating costs and expenses of the Company in the 2005, 2006 and 2007, as well as the percent change of such expenses in 2006 compared to 2005 and in 2007 compared to 2006:

Operating Costs and Expenses

	Year ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2006 vs.	2007 vs.
	2005	2006	2007	2005	2006
Research and development	5.8	6.8	7.4	17.2	8.8
Less royalty-bearing participation	1.7	1.9	2.1	11.8	10.5
Research and development, net	4.1	4.9	5.3	19.5	8.2

Sales and marketing	7.9	9.2	9.3	16.5	1.1

General and administrative	1.7	2.6	2.4	52.9	(7.7)
Total operating expenses	13.7	16.7	17.0	21.9	1.8

Research and Development. The increase in our gross research and development expenses from 2006 to 2007 reflects our policy to support our growing activities in various geographic regions and our long-term development goals. Although the number of research and development employees decreased during the year from 71 to 55 employees, the total expense increased. The reason for this is that the employees are in Israel and are paid in NIS. As a result of the negative impact of the strengthening of the value of the NIS against the U.S. dollar the total expense is higher than the previous year. Research and development expenses, gross, increased from $6.8 million in 2006 to $7.4 million in 2007. As a percentage of total revenues, research and development expenses, gross, increased from 29.0% in 2006 to 54.7% in 2007. Our research and development costs during 2007 included an expense of $123,000 for share-based compensation, and $113,000 for share-based compensation in 2006.

Sales and Marketing. As part of our cost-cutting program, we decreased our ongoing employee related expenses and other expenses during the year in the different regions in which we operate, mainly in North America. This decrease, however, has been offset by the negative impact of the strengthening of the value of the NIS against the U.S. dollar on our salaries paid in Israel and a liability of $0.4 million, representing an arbitration verdict rendered in a dispute between the Company and Qualitest Ltd., previously one of our non-exclusive distributors in Israel.

Sales and marketing expenses increased from approximately $9.2 million in 2006 to approximately $9.3 million in 2007. As a percentage of total revenues, sales and marketing expenses increased from 39.1% in 2006 to 68.7% in 2007.

Our sales and marketing expenses during 2007 included an expense of $203,000 for share-based compensation and $193,000 for share-based comp in 2006.

General and Administrative. General and administrative expenses for 2007 decreased by 6.3% compared to 2006. General and administrative expenses included a provision for bad debts and other expenses totaling approximately $(2,000) for 2007, $557,000 for 2006 and $17,000 for 2005. In 2007 there was an increase in salary and auditing expenses and in expenses related to compliance with the Sarbanes-Oxley Act. The expenses during 2007 included $220,000 for share-based compensation and $238,000 for share-based compensation in 2006.

Pg 34

Financial Income, Net. Financial income, net, was approximately $265,000 in 2007 compared to $472,000 in 2006. The decrease in financial income, net, in 2007 compared to 2006 was due to lower cash levels and lower prevailing rates of return. The lower rates of return were due to general economic conditions.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following discussion of 2006 compared with 2005 should be read in conjunction with the section of this report above entitled “Financial Data for Year Ended December 31, 2007 Compared to Year Ended December 31, 2006.”

Revenues. Our revenue in 2006 increased by 5.4% compared to 2005 due to the continuing improvement in market conditions discussed above and due to our success in penetrating additional service providers around the world. During the first half of 2006, the main component of our sales was to 3G cellular operators. In the second half of 20006, we began to see an increase in triple-play network deployments. This reflects a new scale of triple-play network deployments in the marketplace, and is part of the significant challenge the triple-play network operators must overcome in order to maintain quality services. Due to the nature of the service provider orders which represents a potential for larger sales on average than equipment vendor orders, both the average size of our transactions and the length of the sales cycle have increased.

Cost of Sales. Since 2001, we have increasingly shifted to a subcontracting model for the manufacture of our products. As a result, cost of sales consisted of fixed costs of approximately $1.8 million for 2006 and $1.3 million for 2005. We believe that the reduction of our fixed manufacturing costs will ensure that our cost of sales fluctuates more directly in line with revenues.

Research and Development. The increase in gross research and development expenses from 2005 to 2006 reflects our policy to support our growing activity and our long-term development goals. This increase is indicative primarily of an increase in the average number of our research and development personnel. Research and development expenses, gross, increased from $5.8 million in 2005 to $6.8 million in 2006. As a percentage of total revenues, research and development expenses, gross, increased from 26.0% in 2005 to 29.0% in 2006. Our research and development costs during 2006 included an expense of $113,000 for share-based compensation and $0 in 2005.

Sales and Marketing. In North America, we mainly sell our products to end-users directly compared to 2005 when we sold mainly via sales representatives, which has increased our salary and other expenses. This increase, however, has been partially offset by lower commissions paid to sales representatives. We have also expanded our sales and marketing activities in China with the goal of preparing ourselves to address the area’s emerging 3G market. We are still waiting for this development to materialize. The increase in sales and marketing expenses from 2005 to 2006, which included primarily an increase in the average number of sales personnel and salary expenses, together with the expenses associated with opening our new sales offices in Singapore and Korea, reflects these activities. Sales and marketing expenses increased from approximately $7.9 million in 2005 to approximately $9.2 million in 2006. As a percentage of total revenues, sales and marketing expenses increased from 35.3% in 2005 to 39.1% in 2006.

General and Administrative. General and administrative expenses for 2006 increased by 51.2% compared to 2005. General and administrative expenses included a provision for bad debts and other expenses totaling approximately $557,000 for 2006 and $17,000 for 2005. The other main reason for the increase in general and administrative expenses during 2006 was an expense of $238,000 for share-based compensation and $12,000 for share-based compensation in 2005.

Pg 35

Financial Income, Net. Financial income, net, was approximately $472,000 in 2006 compared to $235,000 in 2005. The increase in financial income, net, in 2006 compared to 2005 was due to higher prevailing rates of return.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, from the proceeds of our 1997 initial public offering and from our 2004 private placement transaction. Cash and cash equivalents, marketable securities and short-term deposits at December 31, 2005, 2006 and 2007 were approximately $10.5 million, $10.1 million and $3.8 million, respectively. During the first two quarters of 2008, we increased our cash balances by about $5 million: $2.5 million from a private placement transaction and the other $2.5 million from a venture lending loan. For more information, see “Item 8—Financial Information—Significant Changes” below. We believe that our existing capital will be sufficient for the Company’s requirements for at least the next twelve months.

Net Cash Generated by/Used in Operating Activities. Net cash used in operating activities was approximately $2.6 million in 2006 and $6.0 million in 2007, while net cash generated from operations in 2005 was approximately $1.4 million. The negative net cash flow in 2007 was primarily due to the Company’s loss of approximately $8.6 million, an increase of approximately $1.1 million in inventory, a decrease of approximately $1.1 million in trade payables and an increase of approximately $195,000 in other current assets. This was partially offset by a net decrease during the year of approximately $3.9 million in trade receivables and by an increase of approximately $378,000 in other payables and accruals,, and also by employees’ share-option compensation of approximately $564,000 and approximately $687,000 of depreciation expenses.

The trade receivables and days sales outstanding (DSO) are primarily impacted by payment terms, shipment linearity in the quarter and collections performance. Trade receivables decreased from 2006 to 2007 by $3.9 million due primarily to the decrease in our total revenue.

The overall increase in inventory in 2007 relative to 2006 was due to the impact of increased purchases in the first half of 2007 in anticipation of sales at least at a similar level as 2006 during the year that did not materialize. All inventories are accounted for at the lower of cost or market.

The increase in other current assets from 2006 to 2007 was primarily a result of a temporary increase in prepaid expenses and Value Added Tax. The decrease in trade payables was primarily due to the decrease in purchases of inventory in the second half of the year. The increase in payables and accruals in 2007 was primarily a result of an increase in advances from customers and our provision for our dispute with Qualitest, which dispute is discussed in more detail in “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Net Cash Provided by/Used in Investing Activities. Our investing activities generally consist of two components: purchase and sale of short-term deposits, and purchase of equipment. We invest cash that is surplus to our operating requirements in our short-term deposit portfolio in order to maximize our interest rates. In 2005, we sold marketable securities which provided us cash in the amount of $2.0 million. In 2006, we invested surplus cash in the amount of $8.0 million. In 2007, we sold short-term deposits, which provided us cash in the amount of $10.5 million and invested surplus cash in the amount of $2.5 million. Net cash provided by (used in) investing activities in 2005, 2006 and 2007 was approximately $1.7 million, $(8.3) million and $7.6 million, respectively.

Purchase of Equipment.  Purchases of equipment in 2005, 2006 and 2007 were approximately $336,000, $327,000 and $437,000, respectively. These expenditures were principally for computers and equipment purchases.

Pg 36

Net Cash Provided by Financing Activities. In 2005, net cash provided by financing activities totaled approximately $909,000, of which $184,000 came from the exercise of shares options and approximately $725,000 from the exercise of warrants from the private placement as described below. In 2006, net cash provided by financing activities totaled approximately $2.4 million, $974,000 from the exercise of share options and approximately $1.4 million from the exercise of warrants from the private placement as described below under “—Private Placement.” In 2007, net cash provided by financing activities totaled approximately $224,000, representing approximately $224,000 from the exercise of share options.

Private Placement. In March 2004, we raised $5.5 million in a private placement, or PIPE, of ordinary shares and warrants. This equity financing enabled us, among other things, to sustain compliance with certain continued listing requirements of the NASDAQ Global Market, from which we transferred to the NASDAQ Capital Market in October 2007. (See “Item 3—Key Information—Risk Factors—We might not satisfy all the requirements for continued listing on the NASDAQ Capital Market, and our shares may be delisted.”) Under the PIPE transaction, we issued 3,851,540 of our ordinary shares at an aggregate purchase price of $5.5 million, or $1.428 per ordinary share. The investors in the PIPE included Star Ventures, B.C.S. Group, Yehuda Zisapel, Zohar Zisapel, and others. We also issued to the investors warrants to purchase up to 962,887 ordinary shares at an exercise price of $2.253 per share. The warrants were exercisable for two years from the closing of the PIPE. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 was filed with the SEC on May 13, 2004, while our amended F-3/As were filed on October 15, 2004 and November 26, 2004. The registration was declared effective by the SEC on December 10, 2004. We incurred expenses of approximately $189,000 in connection with the offering. Our net proceeds from the offering were approximately $5.3 million. In 2005 and 2006 the investors exercised warrants to purchase 328,256 ordinary shares and 625,877 ordinary shares, respectively. Our net proceeds from these exercises were approximately $725,000 and $1.4 million, respectively.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders (collectively, the “RAD-Bynet Group”). Of these agreements, the office space leases and the distribution agreement with Bynet Electronics Ltd. (described in the section entitled “Related Party Transactions” below) in Israel are material to our operations. The pricing of the transactions was determined based on negotiations between the parties. Members of our management reviewed the pricing of the lease and distribution agreements and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-Bynet Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us.

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman (Mr. Zohar Zisapel), Zohar Gilon (one of our directors) and his son (Amit Gilon). For more information regarding this PIPE, see “Item 8—Financial Information—Significant Changes” below.

Pg 37

Impact of Inflation and Foreign Currency Fluctuations

The majority of our sales are denominated in U.S. dollars or are dollar-linked. The currency of the primary economic environment in which our operations are conducted is, therefore, the dollar, which is our functional currency.

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

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar. In the first quarter of 2008, for example, the value of the NIS expressed in dollar terms increased significantly, raising our Israeli-based costs as expressed in dollars. Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations.

Because exchange rates between the NIS and the dollar fluctuate continuously exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies were generally subject to corporate tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), the corporate tax rate is scheduled to continue to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Our manufacturing facilities have been granted “Approved Enterprise” status under the “Investments Law” - the Law for the Encouragement of Capital Investments, 1959, as amended – and consequently are eligible, subject to compliance with specific requirements, for tax benefits beginning when such facilities first generate taxable income. (For additional information on Approved Enterprise status, see “Item 10—Additional Information—Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 1959.”) The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes. At December 31, 2007, we had net operating loss carry-forwards (unlimited in time) of approximately $32.6 million.

Our effective corporate tax rate may substantially exceed the Israeli tax rate. Our U.S. subsidiary will generally be subject to applicable U.S. federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities. Our U.S. subsidiary had net operating loss carry-forwards of approximately $11.2 million available at December 31, 2007 for U.S. federal and state income tax purposes. These carry-forwards may offset future taxable income and expire from 2008 through 2026 for U.S. federal income tax purposes. Because of the complexity of these local tax provisions, we are unable to anticipate the actual combined effective corporate tax rate that will apply to us. Our U.K. subsidiary had net loss carry-forwards available at December 31, 2007 of approximately $399,000 for U.K. tax purposes.

Pg 38

We recorded a valuation allowance at December 31, 2007 for all of our deferred tax assets. Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

Government Grants and Related Royalties

The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive from the Office of the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects. We recorded grants from the Office of the Chief Scientist totaling approximately $1.7 million in 2005, $1.9 million in 2006 and $2.1 million in 2007. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants. In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development. Royalties’ expenses relating to the Office of the Chief Scientist grants included in the cost of sales for years ended December 31, 2005, 2006 and 2007 were $769,000, $807,000 and $412,000, respectively. The total research and development grants that we have received from the Office of the Chief Scientist as of December 31, 2007 were $27.1 million. For projects authorized since January 1, 1999, the repayment interest rate is LIBOR. The accumulated interest as of December 31, 2007 was $3.3 million. As of December 31, 2007, the accumulated royalties paid to the Office of the Chief Scientist were $7.2 million. At December 31, 2007, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $23.2 million. For additional information, see “Item 4—Information on the Company—Business Overview—Israeli Office of the Chief Scientist.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales revenues of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2007, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $319,000. Since 1995 we have not received grants from the BIRD Foundation.

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

Pg 39

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

Trade receivables. Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when we think it is probable that we will be unable to collect all amounts, after taking into account current information regarding the customer’s ability to repay its obligations. The balance sheet allowance for doubtful accounts for all of the reported periods through December 31, 2007, is determined as a specific amount for those accounts the collection of which is uncertain. If our customers’ ability to repay their obligations diminishes in the future, the actual allowance for doubtful accounts may not be adequate.

Inventories. Inventories are stated at the lower of cost or market, cost being determined on the basis of the average cost method for raw materials and on the basis of actual manufacturing costs for work-in-progress and sub-contractors. Inventory write-off and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence. Spare parts and raw materials that are no longer used in producing our product are written down to their fair market value. If changes in the market conditions or changes in the Company’s products occur in the future, it is possible that additional write-offs will be made at such time. In addition, we add to the cost of finished products and work in process held in inventory the overhead from our manufacturing process. If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

Share option plans. On January 1, 2006, we adopted SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in its adoption of SFAS 123(R). We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. Our consolidated financial statements as of and for the years ended December 31, 2006 and December 31, 2007 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Share-based compensation expense recognized under SFAS 123(R) for fiscal 2007 was $564,000.

Pg 40

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

SFAS 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on our historical rates of forfeiture. Share-based compensation expense recognized in our consolidated statement of operations for fiscal 2007 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2006, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123 and (ii) compensation expense for the share-based payment awards granted subsequent to December 31, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

As share-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest, it has been reduced by estimated forfeitures. Upon adoption of SFAS 123(R), we did not change our method of valuation for share-based awards which is the Black-Scholes option pricing model . See also Notes 2P and 6C of the Notes to our Consolidated Financial Statements, for further information.

Deferred Income Tax. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements’ carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. We provide a valuation allowance to reduce deferred tax assets to the extent we believe it is more likely than not that such benefits will not be realized.

Effective January 1, 2007, we adopted the provisions of FASB Interpretation, No. 48, (“FIN 48”), Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. The adoption of FIN 48 did not have a material impact on our financial position or results of operations

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The SFAS is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB issued SFAS No. 157-2, which grants a one-year deferral of SFAS No. 157’s fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are currently evaluating the impact of adopting SFAS No. 157 on our results of operations and financial position.

Pg 41

In February 2007, the FASB issued “SFAS No. 159”, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits entities to irrevocably choose to measure many financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in results of operations at each subsequent reporting date. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently evaluating the effect, if any, that the adoption of SFAS No. 159 will have on our future consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (Statement 141R) and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements- an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the effect, if any, of the adoption of SFAS No. 141R and SFAS 160 on our future consolidated results of operations and financial condition.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (“SFAS 160”). SFAS 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS 160 is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are currently evaluating the effect, if any, that the adoption of SFAS 160 will have on our future consolidated results of operations and financial condition.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of the derivative instruments on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008, with early adoption encouraged. We are currently evaluating the effect, if any, that the adoption of SFAS 161 will have on our future consolidated results of operations and financial condition.

Pg 42

In December 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing the expected life assumption in accordance with FASB Statement No. 123(R), Share-Based Payment. The use of the “simplified” method, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We currently use simplified estimates and expect to continue using such method until historical exercise data will provide useful information to develop expected life assumption.

On May 9, 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods presented. We are currently evaluating the effect, if any, that the adoption of FSP APB 14-1 will have on our consolidated results of operations and financial condition.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See “Item 4—Information on the Company—Business Overview—Research and Development” and “Item 4—Information on the Company—Business Overview—Proprietary Rights.”

D. TREND INFORMATION

In 2007, there was increased spending in the industry by service providers, compared to 2006, as they began to expand and upgrade their networks, including next-generation wireless technologies and Voice over Internet Protocol, or IP, solutions. This increase in industry spending was strongest with the build-up of new technologies mainly in emerging markets. Our traditional large competitors remain strong and focused on certain key factors, such as customer relationships, repeat sales to their customer base, innovative and reliable products, services and price.

Data service adoption over the new 3G and 3.5G cellular networks is increasing but at a slower rate than expected. There is an increasing number of 3G and 3.5G networks but most of them are used mainly for voice. We continue to believe the data service adoption will occur and will introduce an increased demand for our solutions.

There is a clear global trend pursuant to which government regulation is gradually opening the communication market for competition. As a result, in each major market, at least three service providers compete in the same segment and area. This competition drives increased spending on introducing next-generation services. The increase in service usage increases the potential need for service assurance solutions. While services are getting more established and more technologically advanced, the quality of services becomes an issue that our potential customers, the service providers must address.

As part of this increase in competition, we have begun to see rapid adoption of SIGTRAN technology to lower the operational cost for signaling networks and to handle the increased network capacity. This move helps service providers justify the move to NGN solutions and increases our potential customers.

Fixed mobile Convergence (FMC) has become a significant challenge for most service providers. As result we see a trend towards service provider consolidation. Recent examples are the KPN and KPN mobile and Cingular, and the AT&T mergers. These mergers influenced decision making processes, resulting in a temporary slowdown in procurement and deployment of new telecommunications equipment. From the technology side, IMS is being accepted as the technology of choice to implement and deliver converged network services. Different service providers, mainly those that own both cellular and wireline operations, are currently at the trial level and anticipate moving into operation of IMS technology during 2008 - 2010. This movement could increase the need for service monitoring solutions, as it is a new service platform and introduces new challenges for service providers regarding how to monitor their networks.

Pg 43

Another area which has growth potential in the future is IPTV. Wireline service providers, mainly the incumbent carriers, are starting to spend money on TV over IP solutions. In 2007 spending was limited mainly for trial networks, and this trend is expected to continue in 2008. Following the trial period, we expect spending to increase in the years 2009 - 2011. This trend is part of a triple-play strategy aimed at competing with the cable operators offering digital TV.

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$932	$699	$229	$4	—
Open Purchase Orders	650	650	—	—	—
Operating Leases	784	444	326	14	—
Total	$2,366	$1,793	$555	$18	—

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

Our liability for severance pay for Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, our Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. Our total liability at December 31, 2007 was $3,240,000. Timing of payment of this liability is dependant on the timing of the departure of the employees.

In addition, we are required to pay royalties as percentages of the revenues derived from products incorporating know-how developed from research and development grants from the Office of the Chief Scientist. Royalty rates were 3% - 3.5% in 2003 and 3.5% in 2004 and subsequent years. As of December 31, 2007, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $23.2 million and our contingent liability to the BIRD Foundation in respect of funding received was approximately $319,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Pg 44

Further, we provided performance guarantees in favor of two customers from Bank Hapoalim in Israel amounting to $489,000 as of December 31, 2007.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel(5)(6)	59	Chairman of the Board of Directors
David Ripstein	41	President, Chief Executive Officer
Jonathan Burgin	47	Chief Financial Officer
Shahaf Kieselstein	36	Vice President, Research and Development
Eyal Harari	31	Vice President, Products and Marketing
Dana Shahar-Gara	34	Vice President, Human Resources
Miki Shilinger	53	Vice President, Operations
Uzi Yahav	53	Vice President, Business Development
Avi Zamir	51	President, RADCOM Equipment
Uri Har (1)(2)(3)(4)(5)	71	Director
Zohar Gilon (2)(4)(6)	60	Director
Irit Hillel (1)(2)(4)(5)(6)	44	Director
(1) External Director
(2) Independent Director
(3) Chairman of Audit Committee
(4) Audit Committee Member
(5) Nominating Committee
(6) Compensation Committee

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board since our inception. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is the Chairman of two other public companies RADVision Ltd., and Ceragon Ltd. as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in Electrical Engineering from the Technion and an M.B.A. degree from Tel-Aviv University.

Mr. David Ripstein, our President and Chief Executive Officer since April 1, 2007, joined RADCOM in 2000 as General Manager of the Quality Management Unit, a position under which he formed and executed RADCOM’s service quality management strategy and spearheaded the development of its differentiating R70 technology platform. In 2002, Mr. Ripstein was nominated to head the Company’s R&D and marketing activities. In May 2006, Mr. Ripstein was appointed as RADCOM’s Chief Operating Officer. Prior to joining RADCOM, Mr. Ripstein served for 11 years as an officer of an elite R&D unit within the Israel Defense Forces (IDF) Intelligence Division, and then co-founded two startups: Firebit, a provider of ISP security service solutions, and Speedbit, a developer of Internet download acceleration tools. Mr. Ripstein earned B.Sc. and M.Sc. degrees in Electronic Engineering from the Technion.

Pg 45

Mr. Jonathan Burgin, our Chief Financial Officer, joined us in July 2006. Prior to joining us, Mr. Burgin was Chief Financial Officer of XTL Biopharmaceuticals (NASDAQ: XTLB; LSE: XTL; TASE:XTL) beginning in 1999, where he took an active part in the process of listing its shares on the NASDAQ, London, and TASE and raising $110 million in four financing rounds. Previously, Mr. Burgin served as Chief Financial Officer of YLR Capital Markets, a publicly-traded Israeli investment bank, and as Senior Manager at Kesselman & Kesselman, the Israeli member of PricewaterhouseCoopers International Ltd. Mr. Burgin earned an M.B.A. and a B.A. in Accounting and Economics from Tel-Aviv University and is certified in Israel as a CPA.

Mr. Shahaf Kieselstein, our Vice President of Research and Development, joined us in September 2006. Prior to joining RADCOM, he was with Intel’s LAN Division for eight years, beginning as a Software Team Manager and moving on to the position of Project Manager of large-scale networking software at Intel’s Oregon plant. In 2002, he returned to Israel to take on the position of Software Manager of Intel’s Israel LAN Division. Prior to his tenure at Intel, Mr. Kieselstein spent several years as a software engineer at Digital Semiconductor. Mr. Kieselstein holds B.Sc. and M.Sc. degrees in Computer Science, as well as a B.A. in Accounting from Hebrew University.

Mr. Eyal Harari, our Vice President of Products and Marketing, has been with RADCOM since 2000. Mr. Harari began in the Development side of RADCOM in 2000 as a software R&D group manager, later becoming the Director of Product Management for VoIP Monitoring Solutions, and finally the Senior Director of RADCOM’s Product Management department. Before joining RADCOM, Mr. Harari served from 1995 in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects. Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv, and also holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

Ms. Dana Shahar-Gara has been with the Company since 2000, when she was the Company's Recruitment and Training Manager. In 2002, she took on the role of Human Resources Manager, and in 2007, she was appointed Vice President of Human Resources. Before joining RADCOM, Ms. Gara was a Placement Consultant for the Keinan-Sheffi Institute. She has a B.A. in Behavioral Science and Communication from Israel's Management College and an M.A. in Social Psychology from Bar Ilan University.

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

Pg 46

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

Mr. Uri Har has served as a director since October 2007. He was the Director General of the Electronics and Software Industries of Israel from 1984 until 2006. Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attache in the United States and Canada. Among his various positions in the Israeli Navy, he served for three years (1977 - 1980) as Head of the Budget and Comptroller Department. Mr. Har serves as a director of another public company, Formula Vision Ltd. He holds a B.Sc. degree and a M.Sc. degree in Mechanical Engineering from the Technion.

Mr. Zohar Gilon has served as a director since June 1995. He serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States. From 1993 until 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon serves as a director of another public company, Radware Ltd., and of several private companies. Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of ours in Israel. He holds a B.Sc. degree in Electrical Engineering from the Technion and an M.B.A. degree from Tel-Aviv University.

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 15 years as an entrepreneur and senior executive in a number of high tech and financial services firms. She founded and served as the executive vice president for business development and as a board member for PrintPaks, which was acquired by Mattel Inc. (NYSE: MAT) in 1997. After leading the PrintPaks disposition effort, Ms. Hillel became the Managing Director of Mattel Interactive Europe. At Mattel, she led a multi-functional team located in six countries, bringing to market some of Europe’s best-selling computer game titles. She has also served as a vice president at Power Paper Ltd. and worked with Hewlett Packard Co. (NYSE: HPQ) and Mirage Innovations Ltd. in strategy, capital raising and business development roles. Earlier in her career, Ms. Hillel was an investment manager in the high yield bonds and equities investment department at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at University of California-Los Angeles, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

B. COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (16 persons) for the year ended December 31, 2007 was approximately $1.8 million. This amount includes approximately $292,000, which was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period. These amounts include payments to 4 persons who are no longer officers of the Company - $0.5 million and $86,000, respectively. These amounts do not include the expense of share-based compensation as per SFAS 123(R).

As of December 31, 2007, our directors and officers as a group held options to purchase an aggregate of 367,439 ordinary shares. Other than the options granted to our directors under the Directors Share Incentive Plan (1997), the 2001 Share Option Plan, the International Employee Stock Option Plan and the 2003 Share Option Plan and reimbursement for expenses, we did not compensate our directors for serving on our Board of Directors during 2007. Starting in May 2008, our external directors will also receive a monetary compensation for each meeting NIS 1,060 per meeting and an annual fee NIS 18,300 per year as per a recent amendment to the regulations promulgated pursuant to the Israeli Companies Law.

Pg 47

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

In December 2004, the FASB issued SFAS 123(R), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and became effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of SFAS 123(R) required us to record an expense of $564,000 for share-based compensation plans during 2007 and will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2P and 6C of the Notes to the Consolidated Financial Statements for further information.

As of December 31, 2007, we have granted options to purchase 1,323,296 ordinary shares, of which options to purchase 362,715 ordinary shares have been exercised and options to purchase 773,889 ordinary shares remain outstanding.

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

C. BOARD PRACTICES

Terms of Office

The current Board of Directors is comprised of Zohar Zisapel, Zohar Gilon, Uri Har and Irit Hillel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter. With the exception of external directors (Meses. Har and Hillel), whose terms expire in 2010, our directors serve until the next annual general meeting (in 2008). None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

External Directors

We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Pg 48

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

The initial term of an external director is three years and may be extended for an additional three years. In certain special situations, the term may be extended beyond these periods. Each committee of a company’s board of directors is required to include at least one external director. Both Uri Har and Irit Hillel qualify as external directors under the Companies Law, and both are members of the Company’s Audit Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market (to which we transferred from the NASDAQ Global Market in October 2007), and we are subject to the rules of the NASDAQ Marketplace Rules applicable to listed companies. Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Uri Har, Irit Hillel and Zohar Gilon qualify as independent directors under the current NASDAQ requirements, and all are members of the Audit Committee. Zohar Gilon is our “audit committee financial expert.” In addition, we have adopted an Audit Committee charter, which sets forth the Audit Committee’s responsibilities.

Pg 49

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

Mr. Joseph Ginossar a partner of Fahn Kanne & Co., a member of Grant Thornton, serves as our internal auditor.

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

Pg 50

Nominating Committee

The nominees to our Board are selected or recommended to the Board by our Nominating Committee. The written procedures addressing the nominating process, were approved by our Board. Zohar Zisapel, Uri Har and Irit Hillel constitute our Nominating Committee.

 Compensation Committee

The compensation payable to executive officers must be approved either by a majority of the independent directors on our board or by a Compensation Committee. Our Compensation Committee is comprised of Zohar Zisapel, Zohar Gilon and Irit Hillel.

D. EMPLOYEES

As of December 31, 2007, we had 133 permanent and temporary employees worldwide, of which 55 were employed in research and development, 50 in sales and marketing, 13 in management and administration and 15 in operations. As of December 31, 2007, 115 of our employees were based in Israel, 9 were based in the United States and 9 were based in Spain, Singapore, Korea and China. All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us. We are subject to labor laws and regulations in Israel and the United States. We and our Israeli employees are also subject to certain provisions of the general collective agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees are represented by a labor union and we have not experienced any work stoppages.

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of May 31, 2008. The percentage of outstanding ordinary shares is based on 5,075,910(3)(6) ordinary shares outstanding as of May 31, 2008.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel(4)	1,993,447	33.3%
All directors and executive officers as a group, except Zohar Zisapel (11 persons)(1) (2) (5)	166,107	2.9%
________________________

(1)
Pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of May 31, 2008.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group include ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of May 31, 2008.

Pg 51

(3)	The number of outstanding ordinary shares does not include 30,843 shares that were repurchased by us.
(4)
Includes beneficial ownership of ordinary shares held by RAD Data Communications Ltd and Klil and Michael Ltd, Israeli companies and 239,844 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of May 31, 2008. This information is based on Mr. Zisapel’s Schedule 13G/A, filed with the SEC on February 12, 2008.

(5)
Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, and which are vested or shall become vested within 60 days of May 31, 2008) and have therefore not been separately disclosed. The amount of shares includes 139,076 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of May 31, 2008.

(6)	On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of May 31, 2008, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of May 31, 2008, our ordinary shares had a total of 61 holders of record, of which 30 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name.” As of May 31, 2008, U.S. holders of record held approximately 58% of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3)(4)	1,770,961	33.3%
Yehuda Zisapel(3)(5)	506,790	10.0%
RAD Data Communications Ltd.(6)	44,460	0.9%
______________
(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 31, 2008.

(2)
The percentage of outstanding ordinary shares is based on 5,075,910 ordinary shares outstanding as of May 31, 2008. For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of May 31, 2008.

The number of outstanding ordinary shares does not include 30,843 shares that were repurchased by us.

(3)	Includes beneficial ownership of Messrs. Zohar Zisapel and Yehuda Zisapel of ordinary shares held by RAD Data Communications Ltd., an Israeli company.
(4)
Includes 44,460 ordinary shares owned of record by RAD Data Communications, 13,625 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company and 239,844 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of May 31, 2008. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Zohar Zisapel’s Schedule 13G/A, filed with the SEC on February 12, 2008.

Pg 52

(5)
Includes 44,460 ordinary shares owned of record by RAD Data Communications and 227,590 ordinary shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yahuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

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

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels. Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products. We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group. The aggregate amounts of such purchases were approximately $30,000, $4,000 and $2,000 in 2005, 2006 and 2007, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties. In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services. Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own. The aggregate amounts of such purchases were approximately $63,000, $38,000 and $71,000 in 2005, 2006 and 2007, respectively.

Pg 53

Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services. The aggregate amounts of such reimbursements were approximately $45,000, $43,000 and $40,000 in 2005, 2006 and 2007, respectively.

We currently lease office premises in Tel Aviv and Paramus, New Jersey, from an affiliate. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space. Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties. The aggregate amount of lease payments were approximately $516,000, $502,000 and $526,000 in 2005, 2006 and 2007, respectively. We also sub-lease 276 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $5,000 for 2006 and 2007.

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS LTD., a related party. We sell our products and services to BYNET on the same terms and conditions as it sells to unrelated Israeli distributors with whom it has distribution agreements. The aggregate amounts of such sales were approximately $773,000, $335,000 and $407,000 in 2005, 2006 and 2007, respectively.

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel Zohar Gilon, one of our directors; and his son, Amit Gilon. For more information, see “Item 8—Financial Information—Significant Changes” below.

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

Registration Rights

As part of the two PIPEs we completed in 2004 and 2008, we have entered into agreements with certain of our directors and principal shareholders entitling them to certain registration rights. Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in these PIPEs. We discharged our registration obligations with respect to the shares and warrants purchased in the 2004 PIPE transaction. For more information on the 2004 PIPE transaction, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placement.”

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report on Form 20-F beginning on page F-1, are incorporated herein by reference to “Item 18—Financial Statements” below.

Export Sales

In 2007, the amount of our export sales was approximately $13.0 million, which represented 96.5% of our total sales.

Pg 54

Legal Proceedings

In November 2005, we were served with a claim in the amount of approximately $623,000 by Qualitest Ltd. an Israeli company which used to be a nonexclusive distributor of our products in Israel. Qualitest claims that we breached an exclusive distribution agreement. In December 2005, we filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately $131,000 for unpaid invoices. The case has been brought before an arbitrator, the Honorable Judge (Retired) Amnon Strashnov. In June 2006, Qualitest paid us $69,000 in accordance with a partial verdict of the arbitrator. In June 2007, Qualitest paid the Company $18,000 and by that and the partial verdict, settled the Company’s counterclaim. In July 2007 the arbitrator accepted Qualitest's claim against us and instructed us to pay $310,000 to Qualitest, in addition to $31,000 as expenses to Qualitest. We included an expense for the full amount in our statement of operations "Sales and marketing expenses". In August 2007, we filed a request with the District Court in Tel Aviv to annul the arbitration award. In June 2008, the District Court denied our request.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

Private Placement

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel, who invested in this PIPE approximately $1.65 million, Zohar Gilon, one of our directors and his son, Amit Gilon. We issued in the 2008 PIPE 976,563 ordinary shares at a price per share of $2.56, as well as 325,520 warrants to purchase ordinary shares at an exercise price per warrant of $3.20. The warrants are exercisable for a period of three years. In connection with the PIPE, we undertook to file a registration statement covering the resale of the shares and warrants purchased in the PIPE. We expect to file this registration statement during the third quarter of 2008.

Venture Loan from Plenus

In April 2008, we closed a $2.5 million venture loan from Plenus, a leading Israeli venture-lending firm. The loan is for a period of three years, and bears interest at the rate of 10% per annum. In addition, we granted Plenus a warrant to purchase our ordinary shares in the amount of $450,000. The warrant is exercisable for a period of five years, and its exercise price is $2.56 per share. We also granted Plenus registration rights in respect of the shares underlying the warrant. In connection with the loan from Plenus, we granted Plenus a fixed charge over our intellectual property assets and a floating charge over our assets. Radcom Equipment Inc., our U.S. subsidiary, granted Plenus a security interest over its assets, and our subsidiaries provided Plenus with guaranties with respect to the loan. The loan also includes financial covenants which relate to the level of revenues, operating income and cash balances of the Company.for more details, see exhibit 4.19 – Loan Agreement dated as of April 1, 2008.

Reverse Share Split

In May 2008, our shareholders approved a one-to-four reverse share split. The purpose of the reverse share split was to enable the Company to continue to comply with the minimum $1.00 bid price of the NASDAQ Capital Market. We effected this reverse share split in June 2008. Following the effactuation of the reverse split, the total number of ordinary shares was reduced from 20,303,638 to approximately 5,075,910.

Pg 55

Except as otherwise disclosed in this Annual Report on Form 20-F, there has been no material change in our financial position since December 31, 2007.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low bid prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Capital Market, as applicable, for the calendar periods indicated:

	High	Low

2003	$8.76	$2.56
2004	$11.12	$4.00
2005	$14.36	$5.40
2006	$20.20	$6.96
2007	$12.72	$2.80
2006
First Quarter	$20.20	$12.64
Second Quarter	$11.96	$8.00
Third Quarter	$12.72	$6.96
Fourth Quarter	$13.04	$9.44
2007
First Quarter	$12.72	$10.40
Second Quarter	$11.28	$5.32
Third Quarter	$5.60	$2.80
Fourth Quarter	$4.20	$2.88
2008
First Quarter	$3.40	$1.80

Most recent six months
December 2007	$3.44	$2.88
January 2008	$3.04	$2.72
February 2008	$3.40	$2.76
March 2008	$2.80	$1.80
April 2008	$2.64	$2.20
May 2008	$2.72	$2.24
June 2008 (through June 24)	$2.80	$2.06

Dual Listing

In addition to trading on the NASDAQ Capital Market, on February 20, 2006, our ordinary shares began trading on the TASE. According to a publication of the Israeli Tax Authorities, sales of securities of an industrial company, such as us, by individuals and companies to whom Chapter B of the Inflationary Law does not apply will continue to enjoy benefits of a lower Israeli capital gains tax after a dual listing.

Pg 56

Tel-Aviv Stock Exchange

The following table sets forth the high and low bid prices of our ordinary shares as reported by the TASE for the calendar periods indicated:

	High	Low

2006
2006 (February 20, 2006 through December 31, 2006)	NIS 96.16	NIS 31.48
First Quarter (February 20, 2006 through March 31, 2006)	NIS 96.16	NIS 76.32
Second Quarter	NIS 81.32	NIS 37.92
Third Quarter	NIS 52.04	NIS 31.48
Fourth Quarter	NIS 55.00	NIS 42.00

2007
First Quarter	NIS 53.44	NIS 42.48
Second Quarter	NIS 47.80	NIS 21.70
Third Quarter	NIS 23.80	NIS 12.08
Fourth Quarter	NIS 16.36	NIS 11.12

2008
First Quarter	NIS 12.24	NIS 6.76

Most recent six months
December 2007	NIS 13.20	NIS 11.12
January 2008	NIS 11.24	NIS 9.88
February 2008	NIS 12.24	NIS 10.20
March 2008	NIS 11.00	NIS 6.76
April 2008	NIS 9.20	NIS 7.60
May 2008	NIS 10.00	NIS 7.88
June 2008 (through June 24)	NIS 8.80	NIS 7.74

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Since our initial public offering on September 24, 1997 and until September 30, 2007 our ordinary shares have been traded on the NASDAQ Global Market under the symbol RDCM, and since October 1, 2007 our shares have been traded on the NASDAQ Capital Market. In addition, since February 20, 2006, our ordinary shares have been traded also on the TASE under the symbol "רדקם" . Prior to September 24, 1997, there was no market for our ordinary shares.

Pg 57

Our ordinary shares are currently listed on the NASDAQ Capital Market and are thereby subject to the rules and regulations established by NASDAQ and applicable to listed companies. Rule 4350 of the NASDAQ Marketplace Rules imposes various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers may comply with the laws of their home jurisdiction in lieu of the requirements of such sections of Rule 4350.

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of (i) Rule 4350(b) regarding the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders; (ii) Rule 4350(i)(1)(A) relating to the solicitation of shareholder approval prior to the issuance of designated securities when a stock option or purchase plan is to be established or materially amended; and (iii) Rule 4350(l) relating to the direct registration program. These requirements of Rule 4350 are not required under the Israeli Companies Law.

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

Pg 58

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

Remuneration of Directors

Directors’ remuneration is subject to shareholder approval, except for reimbursement of reasonable expenses incurred in connection with carrying out directors’ duties, and except for the monetary compensation to external directors mandated by recent Israeli regulations, which is subject to approval by the board of directors only.

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

Pg 59

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

Conflict of Interest

The Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to the personal interest of the office holder’s relative, which term is defined in the Companies Law. See “Item 6—Directors, Senior Management and Employees—Board Practices” for the complete definition. Under Israeli law, an extraordinary transaction is a transaction which is:

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

Pg 60

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

Pg 61

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

Pg 62

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

Pg 63

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

Pg 64

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Tax Ordinance , which became effective on January 1, 2006, the Corporate Tax rate was decreased to 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

Pg 65

•	If the depreciated cost of Fixed Assets exceeds a company’s equity, then the product of such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) - 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions. Further, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after such date.

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

In March 2008, an amendment to the Inflationary Adjustments Law went into effect. Pursuant to this amendment, as of the 2008 tax year, most of the provisions of the Inflationary Adjustments Law will no longer be in force, except for certain transitional provisions.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Adjustments Law (or certain regulations) in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

Pg 66

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares on the TASE, under certain conditions, or from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as RADCOM ), provided such shareholders did not acquire their shares prior to the issuer’s initial public offering, that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “the U.S.- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends, income tax is withheld at the source at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved Enterprise; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investments Law, dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

Pg 67

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “—Capital Gains Tax on Sales of Our Ordinary Shares” above.

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

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular Corporate Tax rates) for the “Benefit Period,” a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a period of ten years from the commencement of the Benefit Period. Tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

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

Pg 68

In distributing dividends (if any), we may decide from which profits to declare such dividends for tax purposes in any given year. However, we are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year’s profits to declare dividends. We intend to permanently reinvest the amount of our tax-exempt income and not to distribute such income as a dividend. In the event that we pay a dividend from income that is derived from our Approved 3Enterprise and, thus, is tax exempt, we would be required to pay tax at the rate which would have been applicable had we not elected the alternative package of benefits (generally 10%-25%, as described above), and to withhold 15% at source for the dividend recipient, on the amount distributed and the corporate tax thereon.

In 1994, our investment program in our Tel Aviv facility was approved as an Approved Enterprise under the Investments Law. We elected the alternative package of benefits in respect thereof. Our program for expansion of our Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994 and the approval thereof was received in February 1995. As we selected the alternative package of benefits for our program, once we begin generating taxable net income we will be entitled to a tax exemption with respect to the additional income derived from that program for six years and will be taxed at a rate of 10%-25%, depending on the level of foreign investment, for one additional year. The period of benefits under such approvals expired in 2006. The approval provides that the tax rates on income allocated to our research and development and marketing and management activities (which are located in Tel Aviv) are to be determined by the Israeli tax authorities. The approval also provides that the six-year period may be extended to ten years if our application to the Investment Center for recognition as a “high technology” facility is approved. In this case we would not be entitled to an additional year at the 10%- 25% tax rate. In letters dated May 30, 1996 and June 16, 1996, the Israeli tax authorities provided that, for the purpose of determining our tax liability, our income will be allocated to our manufacturing plant (which is located in Jerusalem) and to our research and development center (in Tel Aviv), according to the formula described below. Income allocated to the manufacturing plant will benefit from a six-year tax exemption , and for the year immediately following, will be taxed at a rate of 10%-25%, depending on the level of foreign investment, or benefit from a ten year tax exemption , while income allocated to the research and development center will benefit from a two-year exemption and for a five-year period immediately following will be taxed at a 10%-25% rate. The tax authorities further provided that the income allocated to our research and development center will be in an amount equal to the expenses of such center (after deducting the grants from the Office of the Chief Scientist and adding royalties paid to the Office of the Chief Scientist as well as a pro rata portion of our general and administrative expenses) plus a certain portion of our profit derived from our industrial activities, calculated as follows. If we are not profitable, no profits before tax will be allocated to the research and development center. If profits do not exceed 35% of sales, the profits allocated to the research and development center will be at a rate equal to our rate of profits on our sales, plus 5%, up to a maximum of 35%. In the event that profits exceed 35% of sales, the research and development center will be allocated profits at a 35% rate. The letter also states that the Israeli tax authorities may reexamine the above arrangement in 1998 or when we are granted an approval for an additional expansion, whichever is earlier, based on development in the manufacturing plant, the number of employees employed therein and its location. Any such new arrangement would be applied only with respect to tax years following the year in which we were notified of an intention to reexamine the arrangement.

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

Pg 69

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law went into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility (as defined in the Investments Law) that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to RADCOM, according to one of the following new tax routes:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years is available, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10 to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route enabling companies owning facilities in certain geographical locations (zone A) in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Pg 70

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

The amendment will apply to Benefited Enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

In December 2005, based on this amendment, we notified the Income Tax Authorities that 2004 fiscal year was chosen as the selected year for additional expansion of our Approved Enterprise.

Israeli Transfer Pricing Regulations

In November 2006, Israeli Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Israeli Income Tax Ordinance went into effect. Section 85A of the Israeli Income Tax Ordinance generally requires that all cross-border transactions carried out between related parties be conducted on arm’s length terms and be taxed accordingly.

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

Pg 71

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities;”

•	hold our ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	have a functional currency that is not the U.S. dollar;

•	are grantor trusts;

•	are certain former citizens or long-term residents of the United States; or

•	are real estate investment trusts or regulated investment companies.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-United States laws or the possible application of United States federal gift or estate tax.

Each holder of our ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., the NASDAQ Global Market and the NASDAQ Capital Market) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The United States Internal Revenue Service (the “IRS”) has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Pg 72

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes; however, special rules will apply if we are a “United States-owned foreign corporation.” In that case, distributions of current or accumulated earnings and profits will be treated as U.S. source and foreign source income in proportion to our earnings and profits in the year of the distribution allocable to U.S. and foreign sources. We will be treated as a U.S.-owned foreign corporation as long as stock representing 50% or more of the voting power or value of our ordinary shares is owned, directly or indirectly, by U.S. persons. Foreign taxes allocable to the portion of our distributions treated as from U.S. sources under these rules may not be creditable against a U.S. Holder’s U.S. federal income tax liability on such portion.

Pg 73

Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2010). Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for U.S. foreign tax credit purposes. A loss recognized by a3 U.S. Holder on the sale, exchange or other disposition of ordinary shares generally is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status. We would be a passive foreign investment company (a “PFIC”) for 2007 if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent. As discussed below, we believe that we were not a PFIC for 2007.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such ordinary shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2010. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

Pg 74

As an alternative to making a QEF election, a U.S. Holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only he revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

We believe that we were not a PFIC for 2007, 2006, 2005, 2004 or any year prior to 2001, based upon our income, assets, activities and market capitalization during each such year. Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary share, which are all relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF, mark-to-market or certain other special elections. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Pg 75

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “—Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and/or the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 28%) on dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the proceeds from the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

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

Pg 76

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

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents and to loans we take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual interest of approximately 2.95%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents.

Foreign Currency Exchange Risk

           Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. subsidiary and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars or in Euro for European countries, while most of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS.

 ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Use of Proceeds

Initial Public Offering. The initial public offering of our ordinary shares, NIS 0.20 per share, commenced on September 24, 1997, and terminated after the sale of all the securities registered. On June 12, 1996, we filed this registration statement with the SEC on Form F-1 (File No. 333-05022); we filed amended F-1s on August 1, 1997, September 4, 1997 and September 12, 1997. The managing underwriters of the offering were Unterberg Harris, Pennsylvania Merchant Group Ltd. and Fahnestock & Co., Inc. We registered 661,250 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriter’s over--allotment option. Of such shares, we sold 661,250 ordinary shares at an aggregate offering price of approximately $25.1 million ($38.00 per share). Under the terms of the offering, we incurred underwriting discounts and commissions of approximately $1.7 million. We also incurred estimated expenses of $1.3 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning 10% or more of any class of our equity securities or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $22.1 million. As of December 31, 2007, approximately $0.4 million of the net proceeds has been used for the construction of facilities; $8.3 million has been used for the purchase and installation of machinery and equipment; approximately $0.3 million has been used for the repurchase of 30,843 of our ordinary shares; and approximately $13.1 million has been used for operational expenditures.

Pg 77

Private Placement - 2004. In March 2004, we raised $5.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants). For additional information on this PIPE transaction, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placement.” Under the PIPE transaction, we issued, in March 2004, 962,885 of our ordinary shares at an aggregate purchase price of $5.5 million, or $5.712 per ordinary share. We also issued to the investors warrants to purchase up to 240,722 ordinary shares at an exercise price of $9.012 per share. The warrants were exercisable for two years from the PIPE’s date of closing. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 (File No. 333-115475) was filed with the SEC on May 13, 2004, while our amended F-3/As were filed on October 15, 2004 and November 26, 2004. The registration was declared effective by the SEC on December 10, 2004. We incurred expenses of approximately $189,000 in connection with the offering. Our net proceeds from the offering were approximately $5.3 million. In 2005 and 2006, our investors exercised warrants to purchase 82,064 ordinary shares and 156,469 ordinary shares, respectively. Our net proceeds from these exercises were approximately $725,000 and $1.4 million, respectively. The net proceeds of the exercise of the warrants have been, and will continue to be, used for working capital and general corporate purposes, and in accordance with our budget, as it is periodically approved by our Board of Directors. As of December 31, 2007, approximately $3.5 million has been used for operational expenditures.

Private Placement - 2008.

In February 2008, we raised $2.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants). For additional information on this PIPE transaction, see “Item 8—Financial Information- Significant Changes—Private Placement.” Under the PIPE transaction, we issued, in February 2008, 976,563 of our ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share. We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share. The warrants are exercisable for three years from the PIPE’s date of closing.

ITEM 15T. CONTROLS AND PROCEDURES

a. Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2007. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Pg 78

b. Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, under the supervision of the Company’s principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; (3) provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2007, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this Annual Report.

Pg 79

d. Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Zohar Gilon is our “audit committee financial expert” (as defined in the Instruction to paragraph (a) of Item 16A of Form 20-F) serving on our Audit Committee, as defined in the applicable regulations, including Item 16A(b) of Form 20-F. Mr. Gilon qualifies as an “independent” director under the NASDAQ rules.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the Company’s annual meeting held in October 2007, our shareholders re-appointed Somekh Chaikin, an independent registered public accounting firm, a member of KPMG International, or KPMG Somekh Chaikin, to serve as our independent auditors.

KPMG Somekh Chaikin charged the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2007	2006
Audit Fees	$120,000	$110,000
Audit-Related Fees	-	-
Tax Fees	$5,000 -	-
All Other Fees	-	-
Total	$125,000	$110,000

“Audit Fees” are the aggregate fees billed or billable (for the year) for the audit of our annual financial statements and reviews of interim financial statements that are normally provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are the aggregate fees billed (for the year) for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed (in the year) for professional services rendered for tax compliance.

Audit Committee’s Pre-Approval Policies and Procedures

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

Pg 80

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report on Form 20-F, as noted below:

Pg 81

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report on Form 20-F are listed below.

Exhibit No.	Description
1.1	Memorandum of Association(1)
1.2	Articles of Association, as amended(13)
2.1	Form of ordinary share certificate(1)
4.1	2000 Share Option Plan(2)
4.2	1998 Employee Bonus Plan(3)
4.3	1998 Share Option Plan(4)
4.4	International Employee Stock Option Plan(5)
4.5	Directors Share Incentive Plan (1997)(6)
4.6	Key Employee Share Incentive Plan (1996)(7)
4.7	2001 Share Option Plan(8)
4.8	2003 Share Option Plan(9)
4.9
Lease Agreement, dated November 15, 2000, among Vitalgo Textile Industries Ltd., Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.10	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)
4.11	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)
4.12	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.(10)
4.13	Lease Agreement, dated January 22, 2002, between Regus Business Centre and RADCOM Ltd.(11)
4.14	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and RADCOM Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001(10)
4.15	Share and Warrant Purchase Agreement, dated as of March 17, 2004, by and between RADCOM Ltd. and the purchasers listed therein(12)
4.16	Form of Warrant(12)
4.17	Share and Warrant Purchase Agreement, dated as of December 19, 2007, by and between RADCOM Ltd. and the purchasers listed therein(13)
4.18	Form of Warrant - Share and Warrant Purchase Agreement dated December 19, 2007(13)
4.19	Loan Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

Pg 82

Exhibit No.	Description
4.20	Fixed Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)
4.21	Floating Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)
4.22	Security Agreement, dated as of April 1, 2008, by and between RADCOM Equipment Inc., Plenus Management (2004) and the other parties thereto(13)
4.23	Form of Warrant - Loan Agreement, dated as of April 1, 2008(13)
8.1	List of Subsidiaries(13)
11.1	Code of Ethics(12)
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(13)
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(13)
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(13)
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(13)
14.1	Consent of KPMG Somekh Chaikin, a member firm of KPMG International, dated June 27, 2007(13)

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996.

(2)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244), filed with the SEC on March 7, 2001.

(3)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246), filed with the SEC on March 7, 2001.

(4)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248) filed with the SEC on March 7, 2001.

(5)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.

(6)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254), filed with the SEC on March 7, 2001.

(7)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13252), filed with the SEC on March 7, 2001.

(8)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236), filed with the SEC on December 28, 2001.

(9)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931), filed with the SEC on January 15, 2004.

(10)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

Pg 83

(11)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001, filed with the SEC on March 27, 2002.

(12)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

(13)	Filed herewith.

Pg 84

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADCOM LTD.

By:	/s/ David Ripstein
Name: David Ripstein
Title: Chief Executive Officer
Date: June 30, 2008

Pg 85

Radcom Ltd.
and its Subsidiaries

Consolidated Financial Statements

As of December 31, 2007 and 2006
and for the years ended December 31, 2007, 2006 and 2005

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Financial Statements as of December 31, 2007 and 2006
and for the years ended December 31, 2007, 2006 and 2005

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2007 and 2006	F-3

Consolidated Statements of Operations for the years ended
December 31, 2007, 2006 and 2005	F-5

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
for the years ended December 31, 2007, 2006 and 2005	F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2007, 2006 and 2005	F-7

Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Radcom Ltd.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (an Israeli Corporation) and its subsidiaries (collectively, the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As explained in Note 2P to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R),"Share-Based Payment".

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

June 30, 2008

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Balance Sheets

	December 31
	2007	2006
	US$ thousands	US$ thousands

Assets

Current Assets
Cash and cash equivalents (Note 8A1)	3,763	2,007
Short-term deposits (Note 8A2)	-	8,060
Trade receivables, net (Note 8A3)	6,589	10,461
Inventories (Note 8A4)	3,454	2,675
Other current assets (Note 8A5)	1,150	955

Total current assets	14,956	24,158

Assets held for severance benefits (Note 4)	2,480	2,187

Property and equipment, net (Note 3)	1,460	1,408

Total Assets	18,896	27,753

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Balance Sheets

	December 31
	2007	2006
	US$ thousands	US$ thousands

Liabilities and Shareholders' Equity

Current Liabilities
Trade payables	1,392	2,551
Current deferred revenue	1,593	1,534
Other payables and accrued expenses (Note 8A6)	4,668	4,290

Total current liabilities	7,653	8,375

Long-Term Liabilities
Long-term deferred revenue	425	1,109
Liability for employees severance pay benefits (Note 4)	3,240	2,896

Total long-term liabilities	3,665	4,005

Total liabilities	11,318	12,380

Commitments and contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital *	122	120
Additional paid-in capital	48,328	47,542
Accumulated deficit	(40,872)	(32,289)

Total shareholders' equity	7,578	15,373

Total Liabilities and Shareholders' Equity	18,896	27,753

Zohar Zisapel	David Ripstein	Jonathan Burgin
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date: June 30, 2008

*
9,997,670 Ordinary Shares of NIS 0.20 par value ("Ordinary Shares") authorized as of December 31, 2007 and 2006, respectively; 4,091,222 and 4,058,069 Ordinary Shares issued and outstanding as of December 31, 2007 and 2006, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands
	Except per share amounts

Revenues (Note 8B1):
Products	10,158	20,641	20,514
Services	3,339	2,900	1,826
	13,497	23,541	22,340

Cost of revenues:
Products	4,927	7,213	7,290
Services	466	183	108
	5,393	7,396	7,398

Gross profit	8,104	16,145	14,942

Operating expenses:
Research and development	7,378	6,826	5,815
Less - royalty-bearing participation (Note 5A1)	2,096	1,904	1,735

Research and development, net	5,282	4,922	4,080

Sales and marketing	9,279	9,196	7,881
General and administrative	2,391	2,553	1,689

Total operating expenses	16,952	16,671	13,650

Operating income (loss)	(8,848)	(526)	1,292

Financing income, net (Note 8B2):
Financing income	280	497	270
Financing expenses	(15)	(25)	(35)
Financing income, net	265	472	235

Income (loss) before taxes on income	(8,583)	(54)	1,527
Taxes on income (Note 7)	-	-	-

Net income (loss) for the year	(8,583)	(54)	1,527

Income (loss) per share :
Basic net income (loss) per Ordinary Share (US$)	(2.10)	(0.01)	0.42

Diluted net income (loss) per Ordinary Share (US$)	(2.10)	(0.01)	0.39

Weighted average number of Ordinary Shares used to
compute basic net income (loss) per Ordinary Share	4,084,789	3,973,509	3,674,023

Weighted average number of Ordinary Shares used to
compute diluted net income (loss) per Ordinary Share	4,084,789	3,973,509	3,890,396

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

	Share capital			Accumulated
			Additional	other		Total
	Number of		paid-in	comprehensive	Accumulated	Shareholders'
	shares	Amount	capital	loss	deficit	equity
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Balance as of
January 1, 2005	3,609,587	101	43,698	(13)	(33,762)	10,024

Changes during 2005:
Net income for the year	-	-	-	-	1,527	1,527
Reclassification
adjustment for loss
on available for sale
included in net income	-	-	-	13	-	13
Comprehensive income						1,540
Employees' stock
option compensation	-	-	12	-	-	12
Exercise of options	47,968	2	182	-	-	184
Exercise of warrants, net
of issuance expenses of
US$14 thousand	82,064	4	721	-	-	725
Balance as of
December 31, 2005	3,739,619	107	44,613	-	(32,235)	12,485

Changes during 2006:

Net loss and comprehensive
loss for the year	-	-	-	-	(54)	(54)
Employees' stock
option compensation	-	-	558	-	-	558
Exercise of options	161,981	7	967	-	-	974
Exercise of warrants	156,469	6	1,404	-	-	1,410
Balance as of
December 31, 2006	4,058,069	120	47,542	-	(32,289)	15,373

Changes during 2007:

Net loss and comprehensive
loss for the year	-	-	-	-	(8,583)	(8,583)
Employees' stock
option compensation	-	-	564	-	-	564
Exercise of options	33,153	2	222	-	-	224
Balance as of
December 31, 2007	4,091,222	122	48,328	-	(40,872)	7,578

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands

Cash flows from operating activities:
Net income (loss) for the year	(8,583)	(54)	1,527

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:

Depreciation	687	603	579
Increase in value and accrued interest from
marketable securities	-	-	5
Decrease (increase) of accrued interest on short-term
bank deposits	73	(73)	-
Loss from sale of property and equipment	-	7	-
Employees' stock option compensation	564	558	12
Increase (decrease) in severance pay, net	51	135	(44)
Decrease (increase) in trade receivables, net	3,872	(2,605)	(2,515)
Increase (decrease) in deferred revenue	(625)	(63)	1,234
Decrease (increase) in other current assets	(195)	(575)	500
Decrease (increase) in inventories	(1,141)	(1,180)	143
Increase (decrease) in trade payables	(1,099)	380	138
Increase (decrease) in other payables and
accrued expenses	378	276	(190)

Net cash provided by (used in) operating activities	(6,018)	(2,591)	1,389

Cash flows from investing activities:
Proceeds from sale of marketable securities	-	-	2,000
Investment in short-term deposits	(2,515)	(7,987)	-
Proceeds from short-term deposits	10,502	-	-
Proceeds from sale of property and equipment	-	8	-
Purchase of property and equipment	(437)	(327)	(336)

Net cash provided by (used in) investing activities	7,550	(8,306)	1,664

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands

Cash flows from financing activities:
Exercise of warrants	-	1,410	725
Exercise of options	224	974	184

Net cash provided by financing activities	224	2,384	909

Increase (decrease) in cash and cash equivalents	1,756	(8,513)	3,962

Cash and cash equivalents at beginning of year	2,007	10,520	6,558

Cash and cash equivalents at end of year	3,763	2,007	10,520

Schedule A - Non-Cash Investing Activities

Purchase of property and equipment on credit aggregate US$12 thousand, US$72 thousand and US$49 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

Inventories capitalized as fixed assets aggregate US$362 thousand, US$443 thousand and US$319 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 1 - General

Radcom Ltd. (the “Company”) is an Israeli corporation that operates in one business segment of communication networks. The Company provides innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Wireless and Wireline technologies for Voice, Data and Video. The Company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM’ shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange under the symbol RDCM.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the State of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing of the Company’s products in North America.

In addition, the Company has two other subsidiaries, one in the United Kingdom and one in Israel. As of December 31, 2007, these subsidiaries had no business activities.

Note 2 - Significant Accounting Policies

The financial statements are presented in accordance with United States generally accepted accounting principles (GAAP).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Certain definitions

CPI - Israeli Consumer Price Index

NIS - New Israeli Shekel

B.	Financial statements in US dollars (“dollar” or "dollars")

Most of the Company's sales are denominated in dollars and are made outside Israel (see Note 8B1 regarding geographical distribution). Most purchases of materials and components, and most marketing costs, are incurred, primarily in transactions denominated in dollars. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

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

Amounts in the financial statements representing the dollar equivalent of balances denominated in other currencies do not necessarily represent their real or economic value and such amounts may not necessarily be exchangeable for dollars.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 - Significant Accounting Policies (cont'd)

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates. Estimates and assumptions are periodically reviewed and the effects of any material revisions are reflected in the period that they are determined to be necessary.

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

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", during 2005 the Company classified all its marketable securities as available-for-sale. Such marketable securities were stated at market value.

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

The balance sheet allowance for doubtful accounts receivable for all of the reported periods through December 31, 2007 is determined as a specific amount for those accounts for which collection is uncertain.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

The Company’s long-lived assets (including intangible assets) are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. As of December 31, 2007, no impairment losses had been identified.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 - Significant Accounting Policies (cont'd)

N.	Government grants

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (specifically, the Office of the Chief Scientist - the "OCS") in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales, when the related sales are recognized. See also Note 5A.

O.	Allowance for product warranty

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. The provision for warranties for all periods through December 31, 2007, is determined based upon the Company's past experience.

The followings are the changes in the liability for product warranty from January 1, 2006 to December 31, 2007:

US$
(in thousands)

Balance at January 1, 2006	229
Accrual for warranties issued during the year	422
Reduction for payments and costs to satisfy claims	(296)

Balance at December 31, 2006	355
Accrual for warranties issued during the year	193
Reduction for payments and costs to satisfy claims	(328)

Balance at December 31, 2007	220

P.	Share-based compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the United States Securities and Exchange Commissions (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) which relates to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Share-based compensation expense recognized under SFAS No. 123(R) for fiscal 2007 and 2006 was US$564 thousand and US$558 thousand, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

SFAS No. 123 (R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company’s historical rates of forfeiture. Share-based compensation expense recognized in the Company’s consolidated statement of operations for fiscal 2006 and 2007 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (ii) compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123 (R).

Since share-based compensation expense recognized in the consolidated statements of operations for fiscal 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.

The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted under the Company’s stock option plans in fiscal 2005. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and is amortized to expense over the options’ vesting period.

Year ended
December 31
2005
US$ thousands
Except per
share amounts

Net income as reported	1,527

Add: compensation expenses according to APB 25
included in the reported net income	12
Deduct: compensation expenses according to SFAS No. 123	(669)

Net income - pro forma	870

Basic net income per ordinary share as reported (US$)	0.42

Pro forma basic net income per ordinary share (US$)	0.24

Diluted net income per ordinary share as reported (US$)	0.39

Pro forma diluted net income per ordinary share (US$)	0.22

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 - Significant Accounting Policies (cont'd)

Q.	Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized. Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

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

Due to the net loss incurred in fiscal 2007 and 2006, the diluted loss per share was the same as basic, because any potentially dilutive securities would have reduced the loss per share.

In 2005, the total number of shares relating to outstanding options and warrants included in the calculation of the diluted income per share was 201,358 and 15,015, respectively, using the treasury stock method.

Certain securities (as of December 31, 2007: 773,889 stock options; as of December 31, 2006: 667,455 stock options; as of December 31, 2005: 249,011 stock options and 89,724 warrants) were not included in the computation of diluted earning (loss) per share since they were anti-dilutive.

S.	Treasury shares

Acquisitions of the Company's shares by the Company are deducted from the share capital and additional paid-in capital.

T.	Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 3 - Property and Equipment, Net

A.	Composition of assets, grouped by major classification, is as follows:

	December 31
	2007	2006
	US$ thousands	US$ thousands

Cost
Demonstration and rental equipment	2,067	2,039
Research and development equipment	3,697	3,604
Motor vehicles	3	3
Manufacturing equipment	1,438	1,310
Office furniture and equipment	1,051	1,104
Leasehold improvements	384	338
	8,640	8,398
Accumulated depreciation
Demonstration and rental equipment	1,889	1,828
Research and development equipment	2,970	2,921
Motor vehicles	3	2
Manufacturing equipment	1,151	1,055
Office furniture and equipment	910	957
Leasehold improvements	257	227
	7,180	6,990

	1,460	1,408

B.	Depreciation expenses amounted to US$687 thousand, US$603 thousand and US$579 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 4 - Liability for Employees Severance Pay Benefits

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is partially provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included in the balance sheet represent the Company's contributions to severance pay funds and to insurance policies.

The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements. Severance pay expenses for the years ended December 31, 2007, 2006 and 2005 amounted to US$766 thousand, US$725 thousand and US$434 thousand, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

The total research and development grants that the Company has received from the OCS as of December 31, 2007 were US$27.1 million. The accumulated interest as of December 31, 2007 was US$3.3 million. As of December 31, 2007, the accumulated royalties paid to the OCS were US$7.2 million. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$23.2 million as of December 31, 2007.

Royalties expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2007, 2006 and 2005 were US$412 thousand, US$807 thousand and US$769 thousand, respectively.

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

The total research and development funds that the Company has received from the BIRD-F as of December 31, 2007, were US$340 thousand. Accordingly, as of December 31, 2007, the Company is required to pay royalties up to an amount of US$510 thousand, plus linkage to the United States Consumer Price Index in the amount of US$105 thousand, or a total of US$615 thousand. As of December 31, 2007, the accumulated royalties paid to the BIRD-F were US$296 thousand. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$319 thousand as of December 31, 2007.

Royalties expenses relating to the BIRD-F grants included in cost of sales for the years ended December 31, 2007, 2006 and 2005 were less than US$1 thousand for each of these years.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 5 - Commitments and Contingencies (cont’d)

B.	Operating leases

1.	Premises occupied by the Company and the US Subsidiary are rented under various rental agreements with related parties (see Note 9).

The rental agreements for the premises in Tel Aviv, China, Korea and New Jersey, United States, expire up to January 15, 2011. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2007, were as follows:

Year ended December 31	US$ thousands

2008	699
2009	133
2010	96
2011	4

Rental and maintenance expenses (net of sublease income from premises under sublease agreements) amounted to US$740 thousand, US$684 thousand and US$620 thousand, for the years ended December 31, 2007, 2006 and 2005, respectively.

2.	The Company leases motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2007, non-cancelable operating rentals for motor vehicles were payable as follows:

Year ended December 31	US$ thousands

2008	444
2009	221
2010	105
2011	14

During 2007, 2006 and 2005, an amount of US$565 thousand, US$554 thousand and US$459 thousand, respectively, was recognized as an expense in the statement of operations in respect of operating leases for motor vehicles.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 5 - Commitments and Contingencies (cont’d)

C.	Legal proceedings

In November 2005, the Company was served with a claim by Qualitest Ltd. (“Qualitest”), an Israeli company that was formerly a nonexclusive distributor for the Company's products in Israel, for the total sum of approximately US$623 thousand. Qualitest claims that the Company breached an exclusive distribution agreement. In December 2005, the Company filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately US$131 thousand for unpaid invoices. The claims have been brought before an arbitrator. In June 2006, Qualitest paid the Company US$69 thousand in accordance with a partial verdict of the arbitrator. In June 2007, Qualitest paid the Company US$18 thousand and by that and the partial verdict, settled the Company’s counterclaim. In July 2007 the arbitrator accepted Qualitest's claim against the Company and instructed the Company to pay US$310 thousand to Qualitest, in addition to US$31 thousand as expenses to Qualitest. The Company has included an expense for the full amount in "Sales and marketing expenses". In August 2007, the Company filed a request with the District Court in Tel Aviv to annul the arbitration award. In June 2008, the District Court denied the Company's request.

D.	Bank guarantee

The Company has granted bank performance guarantees in favor of two of its customers in the amount of US$ 489 thousand. US$ 189 thousand of the guarantees expire in December 31, 2007 and US$ 300 thousand of the guarantees expire in December 31, 2008.

Note 6 - Shareholders' Equity

A.	Share capital

1.	The Company’s share capital is comprised of the following:

	December 31, 2007
	Authorized	Issued	Outstanding
	Number of shares

Ordinary Shares of NIS 0.20 par value (i)	9,997,670	* 4,091,222	* 4,091,222

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 - Shareholders' Equity (cont’d)

A.	Share capital (cont’d)

1.	The Company’s share capital is comprised of the following:

	December 31, 2006
	Authorized	Issued	Outstanding
	Number of shares

Ordinary Shares of NIS 0.20 par value (i)	9,997,670	* 4,058,069	* 4,058,069

*	This number does not include 5,189 Ordinary Shares, which are held by a subsidiary, and 30,843 Ordinary Shares which are held by the Company (see i (b) below).

(i)	(a)	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

(b)	In March and April 2001, the Company purchased 30,843 shares of the Company's Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

2.
On March 29, 2004, the Company closed a private placement transaction (the "PIPE"). Under the PIPE investment, the Company issued 962,885 of the Company's Ordinary Shares at an aggregate purchase price of US$5,500 thousand or US$5.712 per Ordinary Share. The Company also issued to the investors warrants to purchase up to 240,722 Ordinary Shares at an exercise price of US$9.012 per share. The warrants were exercisable for two years from the closing of the PIPE. 238,533 of the warrants were exercised during 2005 and 2006 and the remaining 2,189 warrants expired during 2006.

B.	Share option plans

1.	The Company has granted options under option plans as follows:

a.	The Radcom Ltd. 1998 Share Option Plan (the “Radcom 3(9) Plan”)

Under this plan, the Company grants options to purchase Ordinary Shares. The plan is made pursuant to the provisions of section 3(9) of the Israeli Income Tax Ordinance.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

1.	The Company has granted options under option plans as follows: (cont'd)

b.	The Radcom Ltd. 1998 Employees Bonus Plan (the "Radcom Bonus Plan")

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

c.	The Radcom Ltd. International Employee Stock Option Plan (the "International Plan")

The plan grants options to purchase Ordinary Shares for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries.

d.	The 2000 Share Option Plan

The 2000 Share Option Plan (the "2000 Share Option Plan") grants options to purchase Ordinary Shares. These options are granted pursuant to the 2000 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

e.	The 2001 Share Option Plan

The 2001 Share Option Plan (the "2001 Share Option Plan") grants options to purchase Ordinary Shares. These options are granted pursuant to the 2001 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

1.	The Company has granted options under option plans as follows: (cont'd)

f.	The 2003 Share Option Plan

The 2003 Share Option Plan (the "2003 Share Option Plan") grants options to purchase Ordinary Shares. These options are granted pursuant to the 2003 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

With respect to Section 102 Options, the Company’s Board of Directors (the “Board”) elected the "Capital Gains Route".

2.	Generally, grants in 2007, 2006 and 2005 were at exercise prices that reflect the market value of the Ordinary Shares at the date of grant.

3.
Following is the stock option data as of December 31, 2007 and 2006, the Radcom 3(9) Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan:

	December 31, 2007
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years

Radcom
3(9) Plan	86,250	-	9.5 - 23	3 - 6	10
International
Plan	55,809	39,013	0.00 - 11.88	3 - 4	7 - 10
2000 Share
Option Plan	55,784	-	0.00 - 24.5	3	10
2001 Share
Option Plan	47,937	-	5.796 - 7.36	3 - 4	10
2003 Share
Option Plan	190,922	298,174	3.96 - 18.28	2 - 4	7 - 10

	436,702	337,187

	December 31, 2006
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years
Radcom
3(9) Plan	133,200	-	9.5 - 23	3-6	10
International
Plan	39,851	47,129	0.00 - 11.88	3-4	10
2000 Share
Option Plan	66,909	-	0.00 - 24.5	3	10
2001 Share
Option Plan	68,562	-	5.796 - 7.36	3-4	10
2003 Share
Option Plan	136,169	175,635	4.12 - 18.28	3-4	10

	444,691	222,764

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

4.	Stock options under the Radcom 3(9) Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan are as follows for the periods indicated:

		Weighted
		average
	Number of	exercise
	options	price
		US$

Options outstanding as at January 1, 2005	812,715	8.934

Granted	101,000	9.072
Exercised	(47,968)	3.832
Expired	(63,419)	12.124
Forfeited	(24,299)	7.084

Options outstanding as at December 31, 2005	778,029	9.064

Granted	79,549	10.792
Exercised	(161,981)	6.012
Expired	(4,234)	35.768
Forfeited	(23,908)	8.416

Options outstanding as at December 31, 2006	667,455	9.864

Granted	248,515	5.50
Exercised	(33,153)	6.736
Expired	(58,606)	16.952
Forfeited	(50,322)	8.22

Options outstanding as at December 31, 2007	773,889	8.169

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	options	price	contractual life	value
		US$	In years	US$ thousands

Vested and expected to vest
at December 31, 2007	700,040	8.284	5.576	70.4

(1)
At December 31, 2007, 2006 and 2005, the number of options exercisable was 436,702, 444,691 and 503,584 respectively, and the total number of authorized options was 897,930, 788,081 and 953,396, respectively.

(2)	The aggregate intrinsic value of options exercised during 2007, 2006 and 2005 was approximately US$147 thousand, US$1,631 thousand and US$337 thousand, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 - Shareholders' Equity (cont'd)

B.	Share option plans (cont'd)

5.
Stock options under the Radcom 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan are as follows for the periods indicated: (cont’d)

	Options outstanding at December 31, 2007			Options exercisable at December 31, 2007
			Weighted			Weighted
			average			average
		Weighted	Remaining		Weighted	Remaining
Exercise price	Number	average	Contractual	Number	average	Contractual
(US$ per share)	outstanding	Exercise Price	life	outstanding	Exercise price	life
		(in US$)	(in years)		(in US$)	(in years)

0.00	24,497	-	2.422	24,497	-	2.422
3.96 - 7.8	448,593	5.718	6.138	191,766	5.955	4.447
8.48 - 12.00	219,392	9.436	5.611	146,436	9.154	4.964
12.252 - 15.75	17,500	13.751	1.527	17,500	13.752	1.527
16.72 - 24.5	63,907	22.628	2.841	56,503	23.275	2.149

	773,889			436,702

6.	The weighted average fair values of options granted during the years ended December 31, 2007, 2006 and 2005 were:

	For exercise price on the grant date that:
	Equals market price of the underlying share			Less than market price of the underlying share
	Year ended December 31			Year ended December 31
	2007	2006	2005	2007	2006	2005

Weighted average
exercise prices	5.508	10.792	9.072	-	-	-
Weighted average
fair values on
grant date	3.596	7.66	5.4	-	-	-

7.	The following table summarizes the departmental allocation of the Company’s share-based compensation charge:

	Year ended December 31,
	(*) 2007	(*) 2006	(**) 2005
	US$ ( (in thousands)

Cost of sales	18	14	-
Research and development	123	113	-
Selling and marketing	203	193	-
General and administrative	220	238	12

	564	558	12
(*)	Calculated in accordance with SFAS No. 123R.
(**)	Calculated in accordance with APB25.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 - Shareholders' Equity (cont'd)

C.	Share-based compensation

The unamortized balance of the compensation expenses according to SFAS No. 123 (R) in respect of these stock options amounted to US$764 thousand as of December 31, 2007, of which US$460 thousand will be amortized in the year ended December 31, 2008 and US$304 thousand will be amortized in accordance with the vesting period of the options by the end of fiscal 2011.

The Company adopted SFAS No. 123 (R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the year ended December 31, 2007 and 2006 reflect the impact of SFAS No. 123 (R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123 (R). Share-based compensation expense recognized under SFAS No. 123 (R) for fiscal 2007 and 2006 were US$564 and US$558 thousand, respectively (see Note 2(P)).

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the stock on the grant date is the market value of such date;

2.	The dividend yield is zero percent for all relevant years;

3.	Risk free interest rates are as follows:

%
Year ended December 31, 2005	3.8 - 4.2
Year ended December 31, 2006	4.5 - 5.0
Year ended December 31, 2007	3.9 - 4.9

4.	Each option granted has an expected life of 4 - 5.5 years (as of the date of grant); and

5.
Expected annual volatility is 73% - 85%, 74% - 100% and 89% - 100% for the years ended December 31, 2007, 2006 and 2005, respectively. This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Actual historical changes in the market value of the Company’s stock were used to calculate the volatility assumption, as management believes that this is the best indicator of future volatility.

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics (e.g., the equipment to be purchased and utilized pursuant to the program). Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at the maximum rate of 25% (rather than the regular corporate tax rates) for a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (the “Benefit Period”). The Benefit Period is limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier and, under certain circumstances, may be extended to a maximum of ten years from the commencement of the Benefit Period. Tax benefits under the Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service that is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

1.	Programs

In 1994, the Company’s investment program in its Tel Aviv facility was approved as an Approved Enterprise under the Law. The Company elected the alternative Path of tax benefits in respect thereof. The Company’s program for expansion of its Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994 and the approval thereof was received in February 1995. In December 1996, the Company’s request for a second expansion of its Approved Enterprise in Jerusalem was approved by the Investment Center.

The period of benefits remaining under such approvals expired in 2006.

The Company has not utilized any of these benefits with respect to these programs.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property and equipment relating to its Approved Enterprise. The Company has not utilized this benefit.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

•	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividends and accelerated depreciation.

•	In order to receive benefits in the Grant Path or the Alternate Path, the industrial enterprise must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and, pre-approval is received from the head of research and development at the OCS;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year; or

3.	25% or more of its revenues is derived from a specific foreign market of at least 12 million residents.

•	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, with the addition of linkage differences and interest.

C.	Measurement of results for tax purposes under the Israeli Inflationary Adjustments Law, 1985 (the "Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, the Company's results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

On February 26, 2008, the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) - 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

In addition, according to the Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on protected assets and tax loss carryforwards will no longer be linked to the CPI subsequent to the 2007 tax year, and the balances that have been linked to the CPI through the end of the 2007 tax year will be used going forward.

D.	Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2003.

E.	Tax loss carryforwards

The Company's tax loss carryforwards were approximately US$32,529 thousand as of December 31, 2007. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 - Taxes on Income (cont'd)

F.	US Subsidiary

1.	The US subsidiary is taxed under United States federal and state tax rules.

2.
The US subsidiary's tax loss carryforwards amounted to approximately US$11,177 thousand as of December 31, 2007 for federal and state tax purposes. Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2026 for federal tax purpose and in the years 2008 - 2013 for state tax purpose.

3.	The US subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2003 tax year can be regarded as final.

G.	UK Subsidiary

The UK subsidiary is taxed under United Kingdom tax rules. The UK subsidiary's tax loss carryforwards amounted to approximately US$399 thousand as of December 31, 2007. Such tax losses can be carried forward indefinitely to offset any future taxable income of the UK subsidiary.

H.	Deferred taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2007	2006
	US$ thousands	US$ thousands

Deferred tax assets:
Tax loss carryforwards	12,988	9,467
Allowance for doubtful accounts	143	160
Severance pay	190	178
Vacation pay	317	293
Research and development	615	616
Employees’ stock option compensation	13	18
Other	6	60
	14,272	10,792
Less: valuation allowance	(14,272)	(10,792)

Net deferred tax assets	-	-

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 - Taxes on Income (cont'd)

H.	Deferred taxes (cont’d)

The valuation allowance for deferred tax assets as of January 1, 2006, and 2005, was US$10,463 thousand and US$12,054 thousand, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2007, 2006 and 2005, was an increase of US$3,480 thousand, US$329 thousand and a decrease of US$1,591 thousand, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards are deductible. Management considers the scheduled reversal of deferred tax liabilities and projected taxable income in making this assessment. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management believes that it is more likely than not that the Company will not realize its deferred tax assets at December 31, 2007 and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

I.	Reconciliation of the theoretical tax expense and the actual tax expense

The components of income (loss) before taxes on income are as follows:

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands

Israel	(8,694)	285	1,133
Non Israel	111	(339)	394

Income (loss) before taxes on income	(8,583)	(54)	1,527

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 - Taxes on Income (cont'd)

I.	Reconciliation of the theoretical tax expense and the actual tax expense (cont’d)

A reconciliation of the theoretical tax expense, assuming all income is taxed at the Israeli statutory rates of 29% for the year ended December 31, 2007, of 31% for the year ended December 31, 2006 and 34% for the year ended December 31, 2005, and the actual tax expense, is as follows:

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands

Income (loss) before taxes, as reported in the
statements of operations	(8,583)	(54)	1,527

Theoretical tax expense	(2,489)	(17)	519

Tax effect on non-Israeli subsidiaries	(99)	(40)	1

Increase (decrease) in income taxes
resulting from:
Non-deductible share-based compensation expenses	173	173	4
Other non-deductible operating expenses	73	83	45

Losses and timing differences, net in respect of
which no deferred taxes were recorded	2,966	441	(18)
Utilization of tax losses in respect of which
deferred tax assets were not recorded in prior years	(31)	(139)	(861)
Differences in taxes arising from differences
between Israeli currency income and dollar
income, net *	(593)	(501)	310

Taxes on income	-	-	-

*	Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company) and the exchange rate of Israeli currency relative to the dollar.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 - Taxes on Income (cont'd)

J.	Accounting for uncertainty in income taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

The Company adopted the provisions of FIN 48 on January 1, 2007 and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

As of January 1, 2007 and for the twelve-month period ended December 31, 2007, the Company did not have any unrecognized tax benefits. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the twelve-month period ended December 31, 2007, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S. The Israeli tax returns of the Company are open to examination by the Israeli Tax Authorities for the tax years beginning in 2004. The U.S. tax returns of the U.S. subsidiary remain subject to examination by the U.S. tax authorities for the tax years beginning in 2004.

Note 8 - Supplementary Financial Statement Information

A.	Balance Sheet

1.	Cash and cash equivalents

Cash and cash equivalents include short-term deposits denominated in US dollars of approximately US$1,661 thousand as of December 31, 2007, bearing an average annual interest of 4.241% (December 31, 2006 - US$1,573 thousand, bearing an average annual interest of 4.65%).

2.	Short-term bank deposits

As of December 31, 2006, the short-term bank deposits denominated in U.S. dollars with original maturities of more than three months and less than one year were bearing an average annual interest of 5.30%.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 - Supplementary Financial Statement Information (cont'd)

A.	Balance Sheet (cont'd)

3.	Trade receivables, net

As of December 31, 2007 and 2006, trade receivables were presented net of an allowance for doubtful accounts of US$688 thousand and US$690 thousand, respectively.

The following table reflects the changes in allowance for doubtful accounts:

US$
(in thousands)

Balance at December 31, 2005	133
Additions during 2006	585
Deductions during 2006	(28)

Balance at December 31, 2006	690
Additions during 2007	2
Deductions during 2007	(4)

Balance at December 31, 2007	688

4.	Inventories

	December 31
	2007	2006
	US$ thousands	US$ thousands

Raw materials	859	678
Work in process	761	856
Finished products	1,834	1,141

	3,454	2,675

5.	Other current assets

	December 31
	2007	2006
	US$ thousands	US$ thousands

Value Added Tax authorities	93	358
Government of Israel - OCS receivable	268	54
Prepaid expenses	373	343
Subcontractors	125	-
Others	291	200
	1,150	955

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 - Supplementary Financial Statement Information (cont'd)

A.	Balance Sheet (cont'd)

6.	Other payables and accrued expenses

	December 31
	2007	2006
	US$ thousands	US$ thousands

Employees and employee institutions	2,425	2,356
Royalties - OCS payable	338	558
Commissions payable	276	308
Other royalties payables	41	55
Allowance for product warranty	220	355
Advances from customers	279	18
Government of Israel tax authorities	50	128
Others	1,039	512
	4,668	4,290

7.	Monetary balances in non-dollar currencies

	December 31, 2007
	Israeli currency		Other
	Not linked	Linked to the	non-dollar
	to the dollar	dollar	currency
	US$ thousands	US$ thousands	US$ thousands

Current assets	520	-	2,228
Current liabilities	2,568	350	10

	December 31, 2006
	Israeli currency		Other
	Not linked	Linked to the	non-dollar
	to the dollar	dollar	currency
	US$ thousands	US$ thousands	US$ thousands

Current assets	1,228	-	2
Current liabilities	2,677	558	9

The tables above reflect, at the balance sheet dates indicated, the exposure of the Company's monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 - Supplementary Financial Statement Information (cont'd)

8.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term deposits, trade receivables, trade and other accounts payable and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

B.	Statement of operations

1.	Sales

(a)	Sales - classified by geographical destination:

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands

North America	4,315	7,611	8,793
Europe	5,685	9,443	8,641
Far East	1,541	2,590	3,313
South America	1,248	2,622	712
Other	708	1,275	881

	13,497	23,541	22,340

(b)	Principal customers

In North America, the Company sells its products directly to end-users or through independent manufacturers’ representatives. Outside North America the Company sells its products primarily through a global network of independent distributors for resale to end-users.

In 2006 and 2005, the Company had one customer in North America whose purchases contributed to more than 10% of the total consolidated sales in the amount of US$2,837 thousand and US$4,322 thousand, respectively. In addition in 2005, the Company had one distributor in Europe whose purchases were US$2,196 thousand.

2.	Financing income, net

Comprised of:

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands

Financing income:
Interest from banks	280	497	270

	280	497	270
Financing expenses:
Interest and bank charges on short- term
bank credit	15	19	15
Exchange translation loss, net	-	6	20

	15	25	35

Financing income, net	265	472	235

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

A.	Balances with related parties

	December 31
	2007	2006
	US$ thousands	US$ thousands

Receivables:
Trade	289	294
Other current assets	235	163

Accounts payable:
Trade	119	236
Other payables and accrued expenses	6	6

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 9 - Related Party Balances and Transactions (cont'd)

B.	Expenses to or income from related parties

	Year ended December 31
	2007	2006	2005
	US$ thousands	US$ thousands	US$ thousands

Income:
Sales	407	335	773

Expenses:
Cost of sales	104	98	108

Operating expenses:
Research and development, gross	222	196	201
Sales and marketing*	196	192	226
General and administrative	88	90	91

*	Sales and marketing includes US$5 thousand rental revenue from a sublease agreement with an affiliate of the Company's principal shareholders.

C.	Acquisition of fixed assets from related parties amounted to US$24 thousand, US$6 thousand and US$23 thousand in the years ended December 31, 2007, 2006 and 2005, respectively.

Note 10 - Financial Instruments and Risk Management

A.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist mainly of cash, assets held for severance benefit and trade receivables.

Cash and cash equivalents are maintained with major financial institutions in Israel and in the United States. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel.

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 10 - Financial Instruments and Risk Management (cont’d)

B.	Concentrations of business risk (cont’d)

The Company’s revenues in any period generally have been, and may continue to be, derived from relatively small numbers of sales with relatively high average revenues per order. Therefore, the loss of any orders or delays in closing such transactions could have an adverse effect on the Company’s operations and financial results.

Note 11 - Recently Issued Accounting Pronouncements

1.
In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, Fair Value Measurement. SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The SFAS is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB issued SFAS No. 157-2, which grants a one-year deferral of SFAS No. 157’s fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating the impact of adopting SFAS No. 157 on its results of operations and financial position.

2.
In February 2007, the FASB issued “SFAS No. 159”, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits entities to irrevocably choose to measure many financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in results of operations at each subsequent reporting date. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the effect, if any, that the adoption of SFAS No. 159 will have on its future consolidated results of operations and financial condition.

3.
In December 2007, the FASB issued SFAS No. 141R, Business Combinations (Statement 141R) and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements- an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company is currently evaluating the effect, if any, of the adoption of SFAS No. 141R and SFAS 160 on its future consolidated results of operations and financial condition.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 11 - Recently Issued Accounting Pronouncements (cont’d)

4.
In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment to ARB No. 51 (“SFAS 160”). SFAS 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS 160 is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date.

The Company is currently evaluating the effect, if any, that the adoption of SFAS 160 will have on its future consolidated results of operations and financial condition.

5.
In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of the derivative instruments on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008, with early adoption encouraged.

The Company is currently evaluating the effect, if any, that the adoption of SFAS 161 will have on its future consolidated results of operations and financial condition.

6.
In December 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing the expected life assumption in accordance with FASB Statement No. 123(R), Share-Based Payment. The use of the “simplified” method, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company currently uses simplified estimates and expects to continue using such method until historical exercise data will provide useful information to develop expected life assumption.

7.
On May 9, 2008, the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)." FSP APB 14-1 requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008 and must be applied retrospectively to all periods presented.

The Company is currently evaluating the effect, if any, that the adoption of FSP APB 14-1 will have on its consolidated results of operations and financial condition.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 12 - Subsequent Events

1.
On December 19, 2007, the Company signed a definitive agreement with investors regarding a private placement transaction (the “PIPE”), at an aggregate investment amount of $2.5 million. The agreement was subject to, among other conditions, the approval of the Company’s meeting of shareholders which approved the PIPE at their meeting held on January 30, 2008. On February 3, 2008, the Company closed the private placement transaction. According to the terms of the agreement, the Company issued 976,563 ordinary shares to the investors at a purchase price per ordinary share of $2.56 representing the average closing market price of the Company’s shares on the ten trading days prior to the shareholders meeting minus a discount of 10%. Each investor was also granted warrants to purchase one ordinary share for every three ordinary shares purchased by each investor in the PIPE for an exercise price of $3.20.

2.
In April 2008, the Company closed a US$2.5 million venture loan from Plenus, a leading Israeli venture-lending firm. The loan is for a period of three years, and bears interest at the rate of 10% per annum. In addition, the Company granted Plenus a warrant to purchase ordinary shares of the Company for a total amount of US$450 thousand with an exercise price of US$2.56 per share. The warrant is exercisable for a period of five years. The Company also granted Plenus registration rights in respect of the shares underlying the warrant. As part of the loan agreement, the Company granted Plenus a fixed charge over its’ intellectual property assets and a floating charge over its’ assets and the US subsidiary granted Plenus a security interest over its assets, and provided Plenus with guaranties with respect to the loan. The loan also includes financial covenants which relate to the level of revenues, operating income and cash balances of the Company.

3.
In May 2008, the Company’s shareholders approved a one-to-four reverse share split. The purpose of the reverse share split was to enable the Company to continue to comply with the minimum $1.00 bid price of the Nasdaq Capital Market. The reverse share split became effective in June 2008. Immediately after the reverse share split, the total number of ordinary shares was reduced from 20,303,638 to approximately 5,075,910. Figures for all periods have been restated in order to reflect the impact of such reverse share split.