Form 20-F
period 2008-12-31
RADCOM LTD
filed 2009-06-18
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

N/A

(Translation of Registrant’s Name Into English)

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
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report:  As of December 31, 2008, there were 5,081,426 Ordinary Shares, NIS 0.20 par value per share, outstanding.

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

PrismLite™, Omni-Q™, GearSet™, and Wirespeed™ are our trademarks.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

TABLE OF CONTENTS

PART I			1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
	B.	CAPITALIZATION AND INDEBTEDNESS	3
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
	D.	RISK FACTORS	4
ITEM 4.	INFORMATION ON THE COMPANY		20
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	20
	B.	BUSINESS OVERVIEW	21
	C.	ORGANIZATIONAL STRUCTURE	34
	D.	PROPERTY, PLANTS AND EQUIPMENT	35
ITEM 4A.	UNRESOLVED STAFF COMMENTS		35
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		35
	A.	OPERATING RESULTS	39
	B.	LIQUIDITY AND CAPITAL RESOURCES	43
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	52
	D.	TREND INFORMATION	52
	E.	OFF-BALANCE SHEET ARRANGEMENTS	53
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	53
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		54
	A.	DIRECTORS AND SENIOR MANAGEMENT	54
	B.	COMPENSATION	56
	C.	BOARD PRACTICES	57
	D.	EMPLOYEES	60
	E.	SHARE OWNERSHIP	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		61
	A.	MAJOR SHAREHOLDERS	61
	B.	RELATED PARTY TRANSACTIONS	62

Pg i

	C.	INTERESTS OF EXPERTS AND COUNSEL	63
ITEM 8.	FINANCIAL INFORMATION		63
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	63
	B.	SIGNIFICANT CHANGES	64
ITEM 9.	THE OFFER AND LISTING		64
	A.	OFFER AND LISTING DETAILS	64
	B.	PLAN OF DISTRIBUTION	66
	C.	MARKETS	66
	D.	SELLING SHAREHOLDERS	66
	E.	DILUTION	66
	F.	EXPENSES OF THE ISSUE	66
ITEM 10.	ADDITIONAL INFORMATION		66
	A.	SHARE CAPITAL	66
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	67
	C.	MATERIAL CONTRACTS	72
	D.	EXCHANGE CONTROLS	72
	E.	TAXATION	73
	F.	DIVIDENDS AND PAYING AGENTS	84
	G.	STATEMENT BY EXPERTS	84
	H.	DOCUMENTS ON DISPLAY	84
	I.	SUBSIDIARY INFORMATION	84
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		85
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		85

PART II			85
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		85
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		85
ITEM 15T.	CONTROLS AND PROCEDURES		86
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		87
ITEM 16B.	CODE OF ETHICS		87
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		87

Pg ii

Pg iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2008 and 2007 and for each of the years ended December 31, 2008, 2007 and 2006 from our consolidated financial statements and notes included in this annual report.  The selected consolidated financial data as of December 31, 2006, 2005 and 2004 and for the years ended December 31, 2006 and 2005 have been derived from audited consolidated financial statements not included in this annual report. We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this annual report. All references to “dollar,” “dollars” or “$” in this annual report are to the “U.S. dollar” or “U.S. dollars.” All references to “NIS” are to the New Israeli Shekels.

Pg 1

	Year Ended December 31,
	(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)
	2008	2007	2006	2005	2004

Statement of Operations Data:
Revenues:
Products	$12,480	$10,158	$20,641	$20,514	$13,956
Services	2,758	3,339	2,900	1,826	2,099
	15,238	13,497	23,541	22,340	16,055
Cost of revenues:
Products	5,523	4,927	7,213	7,290	5,045
Services	502	466	183	108	82
	6,025	5,393	7,396	7,398	5,127
Gross profit	9,213	8,104	16,145	14,942	10,928

Operating expenses:
Research and development	6,506	7,378	6,826	5,815	5,232
Less - royalty-bearing participation	2,113	2,096	1,904	1,735	1,722
Research and development, net	4,393	5,282	4,922	4,080	3,510

Sales and marketing	7,486	9,279	9,196	7,881	6,983

General and administrative	2,818	2,391	2,553	1,689	2,191

Total operating expenses	14,697	16,952	16,671	13,650	12,684

Operating (loss) income	(5,484)	(8,848)	(526)	1,292	(1,756)

Financing income (expenses), net	(309)	265	472	235	78

Net (loss) income	(5,793)	(8,583)	(54)	1,527	(1,678)

Basic net (loss) income per ordinary share	$(1.16)	$(2.10)	$(0.01)	$0.42	$(0.50)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	4,995,586	4,084,789	3,973,509	3,674,023	3,363,377

Diluted net (loss) income per ordinary share	$(1.16)	$(2.10)	$(0.01)	$0.39	$(0.50)
Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	4,995,586	4,084,789	3,973,509	3,890,396	3,363,377

Balance Sheet Data:
Working capital	$6,194	$7,224	$15,343	$12,987	$10,051
Total assets	$17,841	$18,056	$27,753	$23,790	$20,129
Shareholders’ equity	$4,985	$7,578	$15,373	$12,485	$10,024
Share capital	$176	$122	$120	$107	$101

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
June 2009 (through June 16)	3.887	4.005
May 2009	4.169	3.958
April 2009	4.256	4.125
March 2009	4.245	4.024
February 2009	4.191	4.012
January 2009	4.065	3.783
December 2008	3.990	3.677

Pg 2

On June 16, 2009 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.932 to $1.00.

The following table shows, for periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)

2008	3.568
2007	4.085
2006	4.442
2005	4.503
2004	4.483

The effect of exchange rate fluctuations on our business and operations is discussed in “Item 5 - Operating and Financial Review and Prospects—Impact of Inflation and Foreign Currency Fluctuations.”

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

Pg 3

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

Risks Related to Our Business and Our Industry

We have a history of net losses and may not achieve or sustain profitability in the future.

In the fiscal years ended December 31, 2008, 2007 and 2006, we incurred losses, and we also incurred a loss of $1.5 million in the first quarter of 2009. We may not be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares. During 2008 we increased our revenues and decreased costs but we were not profitable. In order to achieve profitability we need to continue to increase revenues and simultaneously continue to decrease costs. Even if we achieve profitability, we cannot assure that our future net income will offset our cumulative losses.

The current global financial crisis may have significant effects on our customers and suppliers and on our ability to raise capital that  may result in material adverse effects on our business, operating results, and share price.

The current global financial crisis, which has included, among other things, significant reductions in available capital and liquidity from banks and other providers of credit, substantial reductions and/or fluctuations in equity and currency values worldwide, and concerns that the worldwide economy may enter into a prolonged recessionary period, may materially adversely affect our customers' access to capital or willingness to spend capital on our products, and/or their levels of cash liquidity or willingness to pay for products that they will order or have already ordered from us. In addition, the current global financial crisis may materially adversely affect our suppliers' access to capital and liquidity with which to maintain their inventories, production levels, and/or product quality, and could cause them to raise prices or lower production levels, or result in their ceasing operation. Further, the current global financial crisis might adversely affect our access to the capital and credit markets, resulting in higher financing costs or our inability to raise capital required for our operations.

The potential effects of the current global financial crisis are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations and financial condition and could adversely affect our share price.

If we fail to comply with the financial covenants of a loan provided to us by the venture lending firm Plenus, it could become due and payable immediately. As a result, our liquidity position could be adversely impacted or we may not have enough cash to pay the lender, which would severely harm our business, and possibly, our solvency.

Under the terms of the loan we took from Plenus in 2008, we must comply with certain financial covenants relating to our level of revenues or bookings, net operating income and cash balances. Under these covenants, beginning in the first quarter of 2009, our revenues or bookings must be at least $3.0 million per quarter. In 2008, our revenues or bookings needed to be at least $2.5 million per quarter.  In addition, our operating loss per quarter may not exceed $1 million. Notwithstanding the foregoing, we shall not be deemed to be in breach of this operating loss financial covenant even if during any of the quarters our operating loss exceeds $1 million, if our cumulative operating losses during such quarter and the immediately preceding and immediately ensuing financial quarter are less than $3 million in the aggregate.  In addition, there is a minimum cash balance carve-out. As long as our available cash is equal to or greater than twice the outstanding loan balance, we do not have to comply with any of the foregoing revenues/booking or operating loss tests. Failure to comply with the financial covenants would constitute a default, which would entitle the lenders to accelerate the loan. If we fail to comply with the foregoing financial covenants and the lender declares the entire balance of the loan to be immediately due and payable, this could severely impact our liquidity position or, under certain circumstances, we may not have enough cash to pay the lender, which could severely harm our business and possibly our solvency. We are required to comply with the foregoing financial covenants on a quarterly basis. As of December 31, 2008, we were not in breach of the applicable financial covenants. In May 2009, following the repayment of US$500,000 of the loan principal amount, Plenus granted us a waiver with respect to any claims of default under the financial covenants as of March 31, 2009. While we believe that we will comply with the financial covenants, there is no assurance that we actually will be able to comply with them during any applicable financial quarter subsequent to the first quarter of 2009.

Pg 4

Our projected cash flows may not be sufficient to meet our obligations.

If our cash flow does not meet or exceed our current projections, then our ability to service our debt and pay other obligations could be materially impaired. We believe, based on current sales projections and spending, that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements to meet our operating and loan obligations as they come due through the next twelve months. However if our actual sales and spending differ from our projections, we may be required to borrow additional funds, restructure or otherwise refinance our debt or reduce discretionary spending in order to provide the required liquidity. These alternative measures may not be available or successful and may not permit us to meet our scheduled debt service obligations. We cannot assure you that our business will generate sufficient cash flows or that future borrowings will be available to us in amount sufficient to enable us to service our debt or to fund our other liquidity needs. Our ability to continue as a going concern is substantially dependent on the successful execution of our sales and spending projections.

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

Pg 5

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

Our revenues for a particular period may also be difficult to predict and may be adversely affected if we experience a non-linear (back-end loaded) sales pattern during the period.  We generally experience significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, and also lead to additional costs associated with inventory planning and management.  Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times.

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

Pg 6

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

During previous economic downturns, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects. Although we are unable to determine what the full effects of the current economic crisis will be, the current global recession may lead to significant adverse consequences for our customers and our business.

During adverse conditions in the business environment for telecommunications companies, service providers need to control operating expenses and capital investment budgets which may result in slowed customer buying decisions and price pressures that can adversely affect our revenues. Adverse market conditions in the future could have a negative impact on our business by reducing the number of new contracts we are able to sign and the size of initial spending commitments, as well as by decreasing the level of discretionary spending under contracts with existing customers. In addition, a reoccurrence of the slowdown in the buying decisions of service providers could extend our sales cycle period and limit our ability to forecast our flow of new contracts.

Beginning in the fourth quarter of 2008, we began to be strongly affected by the global economic downturn as we experienced a lengthening of the sales cycle and delays and freezes in scheduled projects.

Continued negative trends and factors affecting the telecommunications industry specifically and the economy in general may result in reduced demand and pricing pressure on our products.

Negative trends and factors affecting the telecommunications industry specifically and the economy in general over the past several years have negatively affected our results of operations. As a result of the build-up of capacity by telecommunications companies in the late 1990s, the telecommunications sector has been facing significant challenges from excess capacity, new technologies and intense price competition. This excess network capacity, combined with the failure of many competitors in the telecommunications sector, has contributed to delayed adoption of next-generation cellular and wireline networks. In addition, weak economic conditions that started during the second half of 2007 resulted in reduced capital expenditures, reluctance to commit to long-term capital outlays and longer sales processes for network procurements by our customers.  Furthermore, during 2008, we were affected by a slowdown in the pace of new 3G and 3.5G Cellular deployments. Generally, if economic growth in the United States and other countries’ economies is slowed, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. During 2008, we were impacted by the economic conditions in the United States, which led to a decrease of our sales to North America from $4.3 million in 2007 to $2.5 million in 2008. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or other key markets continue to deteriorate, we may experience material impacts on our business, operating results, and financial condition such as our decreased sales in North America described above.

Pg 7

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

We expect our gross margins to vary over time and our recent level of gross margins may not be sustainable or improved, which may have a material adverse effect on our future profitability.

Our recent level of gross margins may not be sustainable or improved and may be adversely affected by numerous factors, including:
•	increased price competition;
•	increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our products;
•	changes in customer, geographic, or product mix;
•	our ability to reduce and control production costs;
•	increases in material or labor costs;
•	excess inventory and inventory holding costs;
•	obsolescence charges;
•	reductions in cost savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand;
•	changes in distribution channels;
•	losses on customer contracts; and
•	increased warranty costs.

Our failure to sustain or improve our recent level of gross margins due to these or other factors may have a material adverse effect on our results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the new IPTV (Internet Protocol TV) market required us to develop a new product to keep ahead of customer requirements.

Pg 8

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

Many of our customers require a lengthy, detailed and comprehensive evaluation process before they order our products. Our sales process has been subject to delays that have significantly decreased our revenues and which could result in the eventual cancellations of some sale opportunities.

        We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation and purchase process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review. This trend has intensified recently as part of the current economic environment. As a result, the evaluation process has significantly lengthened. This evaluation process generally takes between six and 18 months. The following factors, among others, affect the length of the approval process:

Pg 9

•	the time involved for our customers to determine and announce their specifications;
•	the time required for our customers to process approvals for purchasing decisions;
•	the complexity of the products involved;
•	the technological priorities and budgets of our customers; and
•	the need for our customers to obtain or comply with any required regulatory approvals.

        If customers continue to subject our products to lengthy evaluation processes, continue to delay project approval, delays lengthen further, or if such continued delays result in the eventual cancellation of any sale opportunities, it could harm our business and results of operations.

Our visibility of future sales is severely limited due to the short lead time of customer orders.

As a result of the short lead time for firm purchase orders, we are unable to accurately forecast future revenues from product sales. As a result, even dramatic fluctuations in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor costs in a timely manner to compensate for such fluctuations.

We may undertake further reorganizations, which may adversely impact our operations, and we may not realize all of the anticipated benefits of our prior or any future reorganizations.

We continue to reorganize and transform our business to realign resources and achieve desired cost savings in an increasingly competitive market. During 2007 and 2008, we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. If we reduce our workforce in the future, we may incur additional reorganizations and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

We have based our reorganization efforts on certain assumptions regarding the cost structure of our businesses. Our assumptions may or may not be correct and we may also determine that further reorganizations will be needed in the future. We therefore cannot assure you that we will realize all of the anticipated benefits of the reorganizations or that we will not further reduce or otherwise adjust our workforce or exit, or dispose of, certain businesses. Any decision by management to further limit investment, exit, or dispose of businesses may result in the recording of additional reorganization charges, and might also adversely affect our ability to generate revenues from our business. As a result, the costs actually incurred in connection with the reorganization efforts may be higher than originally planned and may not lead to the anticipated cost savings and/or improved results.

In addition, employees, whether or not directly affected by reorganizaations, may seek future employment with our business partners, customers or competitors. We cannot assure you that the confidential nature of our proprietary information will not be compromised by any such employees who terminate their employment with us. Further, we believe that our future success will depend in large part upon our ability to attract, incent and retain highly skilled personnel. We may have difficulty attracting and retaining such personnel as a result of a perceived risk of future workforce reductions.

Our non-competition agreements with our employees may not be enforceable.  If any of these employees leaves us and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with our key employees in Israel.  These agreements prohibit those employees, while they work for us and after they cease to work for us, from directly competing with us or working for our competitors.  Under current U.S. and Israeli law, we may not be able to enforce these non-competition agreements.  If we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.  In addition, we have non-competition agreements with employees outside of Israel, and we can not guarantee that such agreements are enforceable under applicable law.

Pg 10

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

We are highly dependent upon our distributors for their active marketing and sales efforts and for the distribution of our products, and sales representatives in North America to a lesser degree.  Many of our distributors outside of North America and China are the only entities engaged in the distribution of our products in their respective geographical areas.  Typically, our arrangements with them do not prevent our distributors from distributing competing products, or require them to distribute our products in the future.  Our distributors may not give a high priority to marketing and supporting our products.  Our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors.  Any such changes could occur suddenly and rapidly.

Pg 11

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors accounted for a total of approximately 57.5% of our sales in 2008, 39.3% of our sales in 2007 and 40.7% of our sales in 2006.  Two of our distributors; one in South America and another one in Europe each accounted for more than 10% of our sales in 2008. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

Large telecommunications providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may impose penalties on us for failure to deliver such features on a timely basis, or failure to meet performance standards. As we seek to sell more products to large service providers, we may be required to agree to these less advantageous terms and conditions, which may decrease our revenues and/or increase the time it takes to convert orders into revenues, resulting in an adverse affect on our results of operations.

We could be subject to warranty claims and product recalls, which could be very expensive and harm our financial condition.

Products as complex as ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on other suppliers for key components that are incorporated in our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product return and, potentially, product liability claims being filed against us.  Our warranties permit customers to return defective products for repair. The warranty period is for one year. During the past few years, customer returns have not been substantial. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business.

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

Pg 12

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

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products (and related services) that incorporate know-how developed with these grants, our ability to transfer such know-how outside of Israel is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as one of our directors or as our chief executive officer, is generally required to notify the same to the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

Pg 13

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

Yehuda Zisapel and Zohar Zisapel beneficially own approximately 43.1% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of June 15, 2009, Yehuda Zisapel and Zohar Zisapel (our Chairman of the Board of Directors), who are brothers, beneficially owned an aggregate of 2,049,586 ordinary shares, representing approximately 43.1% of our outstanding ordinary shares.  As a result, despite that each one of them, to our knowledge, operates independently from the other with respect to their respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

While we are headquartered in Israel, approximately 98.1% of our sales in 2008, 96.4% of our sales in 2007 and 98.5% of our sales in 2006 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia.  This subjects us to many risks inherent in international business activities, including:

Pg 14

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

Because most of our revenues are generated in U.S. dollars but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations and inflation.

        Although we sell in markets throughout the world, most of our revenues are generated in U.S dollars and the majority of our cost of revenues is incurred, primarily in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have an adverse effect on our results of operations and financial condition. We may also be exposed to this risk to the extent that the rate of inflation in Israel exceeds the rate of potential devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.

                Moreover, as currently our revenues are denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. An increasing portion of our revenues is now denominated in Euros, and in the future additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding having effective  internal control procedures may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the “SEC”).  The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring public companies to include a report of management on the Company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the Company’s internal control over financial reporting.  In addition, the Company’s independent registered public accountants must attest to and report on the effectiveness of the Company’s internal control over financial reporting.  Our management may not conclude that our internal controls over financial reporting are effective.  Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent accountants are not satisfied with our internal controls, the level at which our controls are documented, designed, or operated , they may issue an adverse opinion on our internal control over financial reporting.  Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, we may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Pg 15

As a non-accelerated filer, we must now comply with the annual disclosure requirements of Section 404 regarding management’s report on internal control over financial reporting. Pursuant to Section 404(b), we will be required to provide our independent accountant’s attestation in the 2009 annual report, i.e., for the year ended December 31, 2009.

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

In December 2004, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and which became effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of SFAS 123(R) required us to record an expense of $530,000 for stock-based compensation plans during 2008 and will continue to result in ongoing accounting charges that will significantly reduce our net income.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of Ordinary Shares—Passive Foreign Investment Company Status,” if for any taxable year 75% of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the IRS and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our ordinary shares.  For our 2008 taxable year, based on the market capitalization approach, the average percentage of our passive assets to the fair market value of our total assets was slightly below 50%.  Therefore, we believe that we should not be classified as a PFIC for 2008.  However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Pg 16

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

From time to time we may be required to raise financing in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. This may prove even more challenging due to the current global financial crisis.  If adequate funds are not available on terms favorable to us or to our shareholders, our operations will be materially adversely affected.

We might not satisfy all the requirements for continued listing on the NASDAQ Capital Market, and our shares may be delisted.

Following a one-to-four reverse share split that we effected on June 16, 2008, we are currently in compliance with all requirements for continued listing on the NASDAQ Capital Market, to which we transferred from the NASDAQ Global Market on October 1, 2007.  We cannot assure you, however, that we will maintain such compliance over the long term or that we will be able to maintain compliance with all of the continued listing requirements for the NASDAQ Capital Market. If we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ Capital Market.  Our shares would then be quoted on the Over-The-Counter Bulletin Board (assuming we satisfied the continued listing requirements for that quotation system).  During 2007 and 2008, our share price decreased below the required minimum bid price.  In addition, in 2007, we fell below the minimum $10 million shareholders’ equity requirement of the NASDAQ Global Market and we had to transfer to the NASDAQ Capital Market, which requires a mimimum of $1 million shareholder’s equity, in order to continue to be listed on NASDAQ. The post-reverse share split price of our ordinary shares was approximately $2.50 per share as of June 1, 2008, however since then our share price has declined to below $1.00 per share. Given the continued extraordinary market conditions, NASDAQ has implemented a temporary suspension on the enforcement of the minimum $1.00 bid price and the minimum market value of publicly held shares listing requirements for continued listing until July 20, 2009. If our share price does not increase to a minimum share price of $1.00 per share when this suspension is lifted, we will not be in compliance with all requirements for continued listing on the NASDAQ Capital Market.

Pg 17

Further, in March 2009 we notified the Tel Aviv Stock Exchange of our decision to voluntarily delist from it, which will become effective on July 1, 2009. Such delisting, coupled with our potential involuntary delisting from the NASDAQ Capital Market, may materially and adversely affect the liquidity of our ordinary shares, which may result in declines in our share price.

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lesser liquidity and lower than expected market prices for our ordinary shares and our shareholders may not be able to resell their shares for more than they paid for them.

We are affected by volatility in the securities markets.

The securities markets in general have experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and internet, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and grow their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial results.

Risks Relating to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. During the third quarter of 2006, Israel was engaged in war with the Hezbollah in Lebanon; however, the war did not materially affect the Company’s results. There have been extensive hostilities along Israel's border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip. Following seizing control over the Gaza Strip, Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and the Hamas during December 2008 and January 2009.

Pg 18

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

All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform military reserve duty annually.  Additionally, these residents are subject to being called to active duty at any time under emergency circumstances.  Many of our officers and employees are currently obligated to perform annual reserve duty.  Given these requirements, we believe that we have operated relatively efficiently since beginning our operations. However, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians changed, and we cannot predict the effect on our business operations of any expansion or reduction of these military reserve requirements.

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

Pg 19

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

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger with us or an acquisition of us.  This could prevent a change of control over us and depress our ordinary shares’ market price which otherwise might rise as a result of such a change of control.

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

        Our ordinary shares are listed for trading on the NASDAQ, and since February 20, 2006, on the Tel-Aviv Stock Exchange (the “TASE”). Our ordinary shares are traded on these markets in different currencies (U.S. dollars on the NASDAQ and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Actual trading volume on the TASE is expected to be lower compared to the trading volume on the NASDAQ, and as such, could be subject to higher volatility. The trading prices of our ordinary shares on these two markets are expected to often differ because of differences in exchange rates and as a result of the factors described above. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market. In March 2009, we notified the TASE that we do not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing will become effective on July 1, 2009.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Both our legal and commercial name is RADCOM Ltd., and we are an Israeli company.  RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel, and we commenced operations in 1991.  The principal legislation under which we operate is the Israeli Companies Laws 1999 (the “Israeli Companies Law”). Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively.  Our website is www.radcom.com.  Information on our website and other information that can be accessed through it are not part of, or incorporated by, reference into this annual report.

Pg 20

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. (“RADCOM Equipment.”), a New Jersey corporation, which serves as our agent for service of process in the United States. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033.  In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd. (“RADCOM Investments”), located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055).  In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation.  This company was dissolved on December 2, 2008.

B.	BUSINESS OVERVIEW

Below are the definitions of certain technical terms that are used throughout this 20-F that are important for understanding our business.

GLOSSARY

3G	A third-generation digital cellular telecommunication.

3.5G	3.5 generation digital cellular networks.

Code Division Multiple Access (CDMA)	A digital wireless technology that uses a modulation technique in which many channels are independently coded for transmission over a single wideband channel.

CDMA2000 1X (EV-DO)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to CDMA.

Global System for Mobile Communications (GSM)	A digital wireless technology that is widely deployed in Europe and, increasingly, in other parts of the world.

General Packet Radio Service (GPRS)	A packet-based digital intermediate speed wireless technology based on GSM (2.5 generation)

IP Multimedia Subsystem (IMS)	An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.

Internet Protocol TV (IPTV)	Transmitting video in IP packets. Also called “TV over IP,” IPTV uses streaming video techniques to deliver scheduled TV programs or video on demand (VOD).

NGN – Next Generation Network	General term for packet-based networks, whether wireline (Voice Over IP, Video Over IP, etc.) or third-generation digital cellular telecommunications networks

Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.

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

Pg 21

Overview

We develop, manufacture, market and support innovative probe-based service assurance solutions for communications service providers and equipment vendors throughout the world. We specialize in solutions for next-generation cellular networks and for IMS, voice, data and video VoIP networks. Our solutions are used primarily for facilitating the maintenance of operational networks as well as for simplifying the development and installation of network equipment. Our products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation, or the ability to collect network information for a third-party application.

We believe that we can be differentiated from our competitors in three main areas: (1) the advanced technology that underlies our solutions, especially the multi-technology correlation capabilities of our Omni-Q solution and our R70 probe; (2) our proven ability to be flexible and responsive in an environment of rapidly changing technology and customer requirements, evolving industry standards and frequent new product introductions; and (3) our determination to become the industry’s “Number One for Customer Satisfaction,” a target which has proven difficult for our competitors to achieve.

During 2008, our revenues grew by approximately 13% as compared to 2007. In parallel, during the year we succeeded in expanding our sales pipeline and partnership activities significantly while continuing to decrease our operating expenses.

We currently offer the following solutions:

Network Monitoring: Our award-winning Omni-Q is a unique, next-generation network testing, monitoring and performance management solution. Going beyond traditional monitoring solutions, the Omni-Q offers users a full array of drilldown and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting.

The Omni-Q system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, CDMA, IPTV, IMS data and others. Signalling and media attributes and quality measurement eDRs (enhanced detail records) collected from the probes in the QManager are stored in the solution's embedded Oracle database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators, or KPIs, and key quality indicators, or KQIs.

Performers: Our legacy network protocol analyzer product lines offer Cellular, VoIP and data communications operators with standalone solutions for network testing, troubleshooting and analysis. Our network analyzers support over 700 protocols with multiple interfaces, allowing users to quickly and simply troubleshoot and analyze complex networks.

Industry Background

Service providers deploy unified, packet-based platforms with broadband and 3G technologies to enhance the value proposition of converged networks. These technologies allow service providers to offer new types of revenue-enhancing services, such as voice calls, video calls, video streaming, IPTV, music downloading and messaging solutions. Mainstream deployment of converged networks has begun and equipment vendors are under pressure to develop and improve the required technologies. Both types of our main market players (both equipment vendors and service providers) need sophisticated testing solutions.

Pg 22

Service providers need these solution to speed time-to-market of new services while assuring the highest quality of experience to their customers. It is no longer enough to maintain the network performance and handle infrastcture faults, but it is esstential to understand the real customer experience for the new services to assure customer adoption of new services and avoid customer churn.  For these reasons, the demand for next-genearion probe-based service assurance and monitoring systems is growing.

For example, analysis from OSS Observer states that the service assurance probe system market is the most mature segment within the service assurance marketplace but continues to show strong growth to support new services as communication service providers migrate from circuit switched to IP technologies. They forecast that the probe system market will grow from $870 million in 2007 to $1.15 billion in 2012 at a CAGR of 6%, while the top six suppliers account for 66% of the commercial market in 2007.

Analysis from the OSS Observer also mentions that service assurance spending is forecast to grow from $2.3 billion in 2007 to $3.5 billion in 2012 at 9% CAGR. ROW growth is forecast to increase from $370 million in 2007 to $662 million in 2012 at 12.3 % CAGR. They expect slower growth in North America as demand weakens from consumers and businesses in 2009. EMEA will grow at 9% CAGR, driven mainly by Eastern Europe and the Middle East. Over the past two years, supplier consolidation in the service assurance market has occurred in the mature probe systems market. The fault and performance monitoring segments have consolidated to a lesser extent. The emergence of IT suppliers in the telecommunication sector supports their view that CSPs are gradually migrating existing systems to support convergent services and they are willing to embrace less specialized off the shelf applications that reduce integration cost. This is being driven by business convergence and lower cost IT

Our Customers and the Markets for Our Solutions

The key benefits of our solutions to markets and customers are described below:

For Service Providers/Enterprises:

•	reduced quality degradation, reduced outages, improved network utilization and longer customer hold times;
•	ability to employ fewer and less experienced maintenance staff due to the utilization of a single test system, controlled by a central console, ensuring ease of use and reduced learning curves; and
•
decreased support costs through centralized management, portable high-end solutions for in-depth troubleshooting, ability to offer premium SLAs (service level agreements) and LOE (level of experience) parameters based on measurable parameters and all-inclusive, probe-based solution.

For Developers: Reduced time to market, reduced development costs, automated testing and application versatility from research and development (“ R&D”) to quality assurance (“QA”) through final testing and field service.

Pg 23

The market for our products consists primarily of the following types of end-users:

Telecommunications Service Providers (Cellular and Wireline) are organizations responsible for providing telecommunications services.  Our products are used by this group of end-users for four main categories:

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

Our Strategy

Our objective is to continue expanding our sales by offering tailored solutions to service providers in targeted geographical regions, by continuing to pursue our goal of becoming the industry’s “Number One in Customer Satisfaction,” and by extending our partnering and channeling activities. Key elements of our strategy include:

•
In developing regions, targeting of cellular and VoIP operators. In many regions of Latin America, Eastern Europe, Africa and the Far East, service providers continue to roll out cellular and VoIP networks.  We believe this represents a significant opportunity for RADCOM. In 2008, approximately 47% of our sales were derived from these regions, and we expect them to continue to make significant contributions to our revenues in the future. To improve our ability to reach and support customers in emerging markets, we continue to expand our distributor network and to provide comprehensive support.

•
In developed regions, targeting of service providers migrating to IMS. In Europe and North America, we have begun to benefit from the migration of top-tier service providers to IMS activities and deployments, despite the fact that this market has been developing more slowly than initially expected. We are seeing the growing deployment of hybrid IMS/NGN networks, whose greater complexity dictates a need for more sophisticated monitoring solutions. We believe the fact that we have secured initial customers with deployments of our solution in live IMS operational networks positions us to benefit from this trend in the future.

•
Continuous investment in the RADCOM brand as the industry’s “Number One in Customer Satisfaction.” Customer satisfaction is difficult to achieve in the network monitoring business because of the technology challenges inherent in monitoring complex multi-service, multi-technology, interconnected networks and our pursuit of this goal is a differentiating advantage. We believe that our efforts to assure customer satisfaction have contributed to the growth of our sales to existing customers, and, in some cases, have helped us to replace competitors’ systems. These efforts include enhancement of on-site support, customer-oriented product development  and support of our representatives and distributors

Pg 24

•
Formation of strategic relationships to extend our market reach. To expand our market reach, we have been actively pursuing selected strategic partnering relationships, including original equipment manufacturer, or “OEM” partners, teaming agreements and distribution agreements. Our existing strategic relationships include an OEM and reseller agreement with NSN Nokia Siemens and with Nortel Networks Although our current sales through these relationships are not significant, we believe that they will enhance our ability to acquire additional business in the future.

•
Continued investment in the technological excellence of our solutions. RADCOM’s products have always been differentiated by their advanced technology and their ability to offer comprehensive solutions to the industry’s most difficult problems. We intend to continue a high level of investment to maintain our technological edge in a dynamic environment. This includes hiring of skilled personnel, and investing significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, and programming standards.

Products and Solutions

We categorize our products into two primary lines:  (i) the Omni-Q network monitoring solution and (ii) the Performer family.

The Omni-Q Network Monitoring Solution

The Omni-Q is a unique, comprehensive, next-generation probe-based service assurance solution designed to enable telecommunications carriers to carry out end-to-end voice quality monitoring and to manage their networks and services.

The Omni-Q solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes covering various networks and services, including IMS, VoIP, UMTS, CDMA and data. These probes are based on RADCOM’s R70 probe and Performer family platforms, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis. The R70 probe platform consists of an embedded Linux platform based on our GearSet technology. The GearSet is a technology extension of our successful GEAR chip technology which allows full session tracing and analysis in a chip set while permitting wirespeed analysis of network services.

The Omni-Q is designed to enable service providers and vendors to succeed in their efforts to address the significant technology challenges, including:

•	deployment of next-generation networks such as UMTS, CDMA2000 and triple-play;

•
integration of new architectures such as high-speed downlink packet access (HSDPA), high-speed uplink packet access (HSUPA), long-term evolution (LTE), IMS, UMTS Release 6 and CDMA Rev’ A or evolution data voice (EVDV);

•	migration of the network core to IP technology using IMS or Sigtran;

•	successful delivery of advanced, complex services such as VoIP, IPTV and video conferencing; and

•
proactive management of call quality on existing and next-generation service providers’ production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

Pg 25

In general, telecommunications service providers (Cellular and Wireline) use Omni-Q for the following tasks:

•	Troubleshooting – Omni-Q enables them to “drill down” to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

•
Performance monitoring – service providers use Omni-Q to analyze the behavior of network components and customer network usage to understand trends, performance level and optimization, with the goal of identifying faults before they compromise the end-user experience.

•	Fault detection – service providers use Omni-Q’s automatic fault detection and service KPIs to alert them to network problems as they arise.

•	Pre-Mediation – Omni-Q generates call detail records (CDRs) needed to feed third-party operations support systems (OSS) or other solutions.

•
Roaming & interconnect management – Omni-Q can be used by service providers to monitor their roaming and interconnect traffic. By identifying problematic links, service providers are able to avoid revenue loss, to detect problems with specific roaming partners and to manage interconnection KPIs.

The Omni-Q is comprised of the following components:

Omni-Q Central Management Module: consolidates the information gathered by the Omni-Q monitoring and analysis platform into a comprehensive, integrated view that maximizes visibility while facilitating fault detection, performance and troubleshooting.

Omni-Q Wireline Monitoring Solution: this component gives service providers, incumbent local exchange carriers(ILECs) and cable/multi-system operators(MSOs) complete visibility into voice, video and/or TV service running over the network, enabling early-stage fault detection, pre-emptive maintenance and optimization, and drill-down troubleshooting as needed for quick and easy fault resolution.

Omni-Q UMTS/CDMA2000 Network Monitoring Solution: this component gives cellular service providers complete visibility into their networks, enabling real-time traffic analysis, fault detection, troubleshooting and data collection, as well as the identification of long-term trends. The system monitors and analyzes the performance of Radio Access, Core Signaling and Core IP components. It provides extensive and flexible Key Performance Indicators (KPIs) and Key Quality Indicators (KQIs) analyses with real-time alarms that allow operators to detect faults before their customers experience problems.

The Performer Family

The Performer family is an open platform that supports a wide range of test applications over a variety of technologies. We believe it is unique in the industry for its combination of strong hardware performance and flexible user-oriented software. With simplified control from a central console, the Performer hardware and software suite tests the quality and grade of service of real-world network environments. The Performer family is a PC-based system that utilizes our generic analyzer processor, or GEAR-based, hardware. Our GEAR (GenEric AnalyzeR processor) chip is our main differentiating technology. It is a proprietary, one-chip analyzer processor designed to provide wirespeed testing performance on all layers, independent of protocols and technologies. The GEAR processor positions us as the industry leader in the high-performance, communication test-equipment market. It allows one platform to carry out both network troubleshooting and analysis as well as packet and cell analysis in real time, at speeds of up to 2.5 gigabytes per second (Gbps), with no limitation on interface type or protocols. The GEAR technology also allows us to rapidly develop and roll out new interfaces by merely adding a new interface with the appropriate functionality.

Pg 26

The Performer’s architectural advantages include:

•	Single Platform: Our single-platform technology enables all functions to be performed on one platform, as opposed to the multi-system architecture of its competitors;

•	Scalable: Our solution is fully scalable, can be migrated quickly for use with new applications, and can be easily integrated with third-party applications; and

•	Distributed system: Our solution’s usage of GPS synchronization technology, IP connectivity and management console/server architecture makes it ideal for distributed environments.

Performer family solutions are used primarily by the following users:

•	converged service providers – for post-deployment quality management solutions and troubleshooting.

•	For vendors of converged network solutions: for pre-deployment, predictive test systems.

Our system solutions are critical for the successful rollout of next-generation 3G and 3.5G Cellular networks, Voice over IP and Video over IP technologies. Our solutions lead the market in their ability to troubleshoot connectivity problems and to analyze network performance, helping equipment vendors and service providers ensure a trouble-free network environment and a high-quality user experience. In addition, our ability to provide highly cost-effective solutions has been a critical asset in this competitive market.

Network Protocol Analyzer

The Performer’s innovative approach provides customers with real-time cell and packet analysis and troubleshooting capabilities at all seven telecommunications layers, including basic physical and link layer testing, complex tracing of NAS layer voice, IP session signaling and data/voice quality of service validation. This analyzer supports Ethernet, WAN, ATM and POS interfaces, and can decode over 700 communication protocols. The Network Protocol Analyzer, a fully distributed system, is an ideal solution for vendor research and development, quality assurance and integration labs, as well as for use by operators during network setup and operation for protocol verification, cell/frame-level analysis, voice call and IP session analysis and streaming media and voice quality testing.

The Cellular Performer

The Cellular Performer is an application that runs on our Performer platform. It performs a multi-layer session-level analysis of applications and services that gives users a simple, intuitive and powerful troubleshooting tool. Used for drilling down to each interface within a cellular network, the Cellular Performer enables users to trace a call over a whole network, and identify the source of network problems. This allows users to quickly pinpoint specific problems, and to smooth out the performance of highly complex networks. The product supports all major 2.5 and third-generation networks, including GPRS, UMTS, CDMA2000, and Enhanced Data Rates for Global Revolution Standard (Edge) and Time Division Synchronous CDMA (TD-SCDMA).

The Network Consultant is an advanced cellular network analysis application that enables mobile operators to quickly verify subscriber connectivity and proactively monitor end-to-end network performance.  It gathers and processes data from multiple server links from the Radio Access Network, Core signaling, and Core IP.  It enables full drill-down analysis capabilities of the call session, voice calls and video calls. Using the Network Consultant, customers can zoom in and view the signaling and procedures on each interface separately, whether from an online or offline vantage point.

The RANalysis is a solution that changes the way deep UMTS radio analysis is done, resulting in fast and easy RAN analysis in UMTS networks. With the number of services, mobile devices, and customers using wireless networks expected to grow every year, radio-optimization engineers need a long-term solution that can provide a quick and easy view of problems in wireless cells. RANalysis is an easy-to-use application that offers engineers rich functionality and focused reports. Based on a vast amount of detailed radio measurements, RANalysis supports the RAN optimization process, reduces the huge expenses involved in drive-testing and helps shorten radio troubleshooting turnaround time.

Pg 27

The Voice-over-IP Performer

The Voice-over-IP Performer is designed to support pre-deployment testing of current and emerging convergence technologies, such as NGN VoIP and IMS networks.

The following are the primary modules within the Voice-over-IP Performer product family:

•
SIPSim – a SIP services load generator that focuses on high-stress load testing of SIP applications. The SIPSim provides high volume performance while retaining the flexibility needed to emulate all types of services. By emulating up to hundreds of thousands of users over the SIPSim’s Triple M capability (multi-IP, multi-MAC and multi-VLAN), it allows users to emulate any service that can be emulated over any type of network configuration. The SIPSim is capable of stress-testing different SIP services and network elements, including softswitch, SBC and IMS networks. Using the SipStudio, the user can build scripts to customize the SipSim to simulate almost any call flow. This is especially important in the IMS environment, where network topology is complex and each new service introduces a new flow.

•	MediaPro – a real-time hardware-based, multi-protocol, multi-technology VoIP and Video analyzer, capable of analyzing a wide variety of VoIP signaling protocols and media CODECs.

•	QPro – a multi-technology call quality analyzer that enables users to test many call quality parameters over a variety of interfaces.

The following table shows the breakdown of our consolidated sales for the fiscal years 2008, 2007 and 2006 by product:

	Year ended December 31,
	2008	2007	2006
	(in thousands of U.S. dollars)
The Omni-Q family	$11,681	$9,537	$15,765
The Performer family and others	$3,557	$3,960	$7,776
Total	$15,238	$13,497	$23,541

Sales and Marketing Organization

We sell to customers throughout the world via both direct and indirect channels.

Indirect channels: In all markets except for North America, we sell our products through a network of independent distributors who market data communications-related hardware and software products.  We currently have more than 35 independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas.  We have regional sales support offices in China, Singapore and Spain.  These offices support our distributors in these regions.  We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

Pg 28

Our distributors serve as an integral part of our marketing and service network around the world.  They offer technical support in the end-user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language.  We have a standard contract with our distributors.  Based on this agreement, sales to distributors are generally final, and distributors have no right of return or price protection. The distributors do not need to disclose to us their customers’ names, prices or date of order.  To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale.  Usually, we are not a party to the agreements between distributors and their customers.  Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer.  According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to its customers.  This is a final sale, and there are no rights of return.  The distributor cannot sell this demo equipment to the end-user; the license is only for the distributor.  We do not consider this a benefit to the distributors since we sell only the demo systems with a special software discount.

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

Direct channels: In North America, we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which sells our products to end-users primarily directly or through independent representatives.  Most of these representatives have exclusive rights to the distribution of our products in their respective geographical territories throughout North America (with the exception of some accounts and the Omni-Q, our monitoring solution which we handle directly) and are compensated by us on a commission basis.  The activities of our representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment’s employees, who also provide product support to our North American customers.  The independent representatives do not hold any of our inventory, and they do not buy products from us.  Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases they provide training to the end-users.  The customers submit orders directly to our wholly owned subsidiary, RADCOM Equipment, which invoices the end-user customers and collects payment directly, and then pays commissions to the representative for the sales in their territory.  The commission ranges between 7.5% and 15%, depending on the agreement RADCOM Equipment has with the individual representative.

The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31,			Year ended December 31,
	(in millions of U.S. dollars)			(in percentages)

	2008	2007	2006	2008	2007	2006
Europe	6.3	5.7	9.4	41.4%	42.2%	40.0%
North America	2.5	4.3	7.6	16.4	31.8	32.3
Far East	2.4	1.6	2.6	15.8	11.9	11.1
South America	3.8	1.2	2.6	25.0	8.9	11.1
Others	0.2	0.7	1.3	1.4	5.2	5.5
Total revenues	15.2	13.5	23.5	100.0%	100.0%	100.0%

OEM Partnerships: In addition to expanding our market reach, we have been actively pursuing selected strategic partnering relationships, including original equipment manufacturer, or “OEM” partners, teaming agreements and distribution agreements. Our existing strategic relationships include an OEM and reseller agreement with NSN Nokia Siemens and with Nortel Networks. Although our current sales through these relationships are not significant, we believe that our current and future relationships with other leading communication solution providers will improve market penetration and acceptance for our network applications. Our partners have long-standing relationships with public telecommunications service providers and offer a broad range of services to these service providers through their existing sales and support networks. We seek relationships that enhance our presence and strengthen our competitive position in our target markets, and/or offer products that complement our network applications to provide value-added networking products and services.

Pg 29

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing.  Our principal competitors include Agilent, Danaher (Tektronix), Tekelec, Astelia, Anritsu (Nettest), SPIRENT Communications, Sunrise Telecom, and Exfo (Empirix). In addition to these competitors, we expect substantial competition from established and emerging communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.

We believe that our competitive edge derives primarily from the advanced technology which underlies our probe-based solutions, and from our ongoing efforts to achieve superior customer satisfaction. In contrast with the solutions of most of our competitors, which were originally planned for the monitoring of legacy SS7 networks and then adapted to NGN IP-based architectures, our solutions were originally designed for NGN networks and the IP environment. Differentiated by the integration of high-performance active and non-intrusive probes with a relatively small footprint, our solution provides cost-effective, unified monitoring and analysis of high-capacity converged networks. In addition, we are investing significantly with the goal of achieving a differentiating high level of customer satisfaction – a target that has proven to be difficult to achieve in our industry.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and have established a strategic goal of establishing RADCOM as the industry’s “Number One for Customer  Service.” Investments that we are making to achieve this goal include:

•
Enhancement of on-site support: We are dedicated to the provision of timely, effective and professional support of all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors and OEM partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We provide all customers with a free one-year warranty, which includes bug-fixing solutions and a hardware warranty on our products.  After the initial update period, we offer extended warranties which can be purchased for one, two or three-year periods. Generally the cost of the extended warranty is based on a percentage of the overall cost of the product as an annual maintenance fee.

•
Customer-oriented product development: with the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our products and guide our R&D roadmap.

•
Support of our representatives and distributors: we provide a high level of pre and post sale technical support to our distributors and representatives in the field. We use a broad range of channels to deliver this support, including help desks, websites, newsletters, technical briefs, E-Learning systems, technical seminars, and others.

Pg 30

Seasonality of Our Business

In addition to the general market and economic conditions, such as overall industry consolidation, the pace of adoption of new technologies, and the general state of the economy, our orders and revenues are affected by our customers' capital spending plans and patterns. Our orders, and to a lesser degree revenues, are typically highest in our fourth fiscal quarter when our customers have historically increased their spending to fully utilize their annual capital budgets. Consequently, our first quarter orders are usually lower compared to the last quarter of the previous year, and often are the lowest of the year. As a result of these trends, historically our quarterly results reflect distinct seasonality in the sale of our products and services.

Manufacturing and Suppliers

Our manufacturing facilities, which are located in Tel Aviv, Israel, consist primarily of final assembly, testing and quality control.  Electronic components and subassemblies are prepared by subcontractors according to our designs and specifications.  Certain components used in our products are presently available from, or supplied by, only one source and others are only available from limited sources.  In addition, some of the software packages that we include in our product line are being developed by unaffiliated subcontractors. The prices of the supplies we purchase from our vendors are relatively steady and not volatile. The manufacturing processes and procedures are generally ISO 2000 and ISO 14000 certified.

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

Our gross research and development costs were approximately, $6.5 million in 2008, $7.4 million in 2007 and $6.8 million in 2006, representing 42.7%, 54.7% and 28.9% of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, (the  “Chief Scientist”) were approximately $2.1 million in 2008, $2.1 million in 2007 and $1.9 million in 2006. For more information on the Office of the Chief Scientist, see “Israeli Office of the Chief Scientist” below. We expect to continue to invest significant resources in research and development.

As of December 31, 2008, our research and development staff consisted of 48 employees.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist (“Chief Scientist”)

From time to time we file applications for grants under programs of the Israeli Office of the Chief Scientist. Grants received under such programs are repaid through a mandatory royalty based on revenues from products (and related services) incorporating know-how developed with the grants.  This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984  and the regulations promulgated thereunder (the “R&D Law”).

Pg 31

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the Research Committee of the Chief Scientist (the “Research Committee”) are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by this Research Committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.  As of January 1, 2008, our royalty rate was 3.5%.

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

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the Chief Scientist may require additional information or representations in respect of certain of such events.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Pg 32

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive.  In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2008, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $25.4 million.

Binational Industrial Research and Development Foundation

We received from the Binational Industrial Research and Development Foundation (the “BIRD Foundation”) funding for the research and development of products.  At December 31, 2008, our contingent liability to the BIRD Foundation for funding received was approximately $323,000.  We have not received grants from the BIRD Foundation since 1995.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own registered trademarks for the names PrismLite, Omni-Q, GearSet, and Wirespeed.  In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturer’s representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents or trademarks (except for those listed above) and these measures may not be adequate to protect our technology from third-party infringement, and our competitors may independently develop technologies that are substantially equivalent or superior to ours.

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

Employees

As of December 31, 2008, we had 101 permanent employees and 1 temporary (i.e., employee who is paid at an hourly rate rather than gross salary) employee located in Israel, 7 permanent employees of RADCOM Equipment located in the United States and 9 permanent employees in total located in Spain, Singapore, Korea and China, collectively.  Of the 102 employees located in Israel, 48 were employed in research and development, 11 in operations (including manufacturing and production), 32 in sales and marketing and 11 in administration and management.  Of the 7 employees located in the United States, 5 were employed in sales and marketing and 2 were employed in administration and management.  All of the 9 employees located in Spain, Singapore, Korea and China, were employed in sales and marketing.  We consider our relations with our employees to be good and we have never experienced a labor dispute, strike or work stoppage.  Most of our permanent employees have employment agreements and none of our employees are represented by labor unions. Our temporary employees are paid an hourly rate, have employment agreements and are not represented by a labor union.

Pg 33

Although we are not a party to a collective bargaining agreement, we are subject to the provisions of the extension orders applicable to all employees in the Israeli market. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry.  Israeli labor laws are applicable to all of our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment.

In Israel, a general practice we follow (which is above and beyond the legal requirement) is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as “Managers’ Insurance.”  This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment.  Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.3% and 14.7% of the employee’s base salary.  Full-time employees who are not insured in this way are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary.  We also provide our permanent employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary, generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employee’s base salary.  All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the consumer price index.  The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut.  Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

C.	ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, which conducts the sales and marketing of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities.  In August 2001, we established our wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which was dissolved on December 2, 2008, but in the past conducted the sales and marketing of our products in the United Kingdom.  In 2002, we established our wholly-owned Representative Office in China, which conducts the marketing for our products in China.  Following are our subsidiaries, all of which are wholly-owned:

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

Pg 34

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  We currently lease an aggregate of approximately 2,057 square meters of office premises in Tel Aviv, which includes approximately 1,801 square meters from affiliates of our principal shareholders.  Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2008, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $602,000, of which approximately $415,000 was paid to affiliates of our principal shareholders.  We may, in the future, lease additional space from affiliated parties.  We also lease premises in Paramus, New Jersey from an affiliate. In 2008, we leased approximately 6,131 square feet from an affiliate, approximately 276 square feet of which we now sub-lease to a related party. In 2008, aggregate annual lease payments for the premises were approximately $122,000 and we received $5,000 from the related party for those sub-leases. We also lease approximately 142 square meters in Beijing.  In 2008, our aggregate annual lease payments for those premises were approximately $29,000. The rental agreements for the premises in Tel Aviv and New Jersey, United States, expire on December 31, 2009 and on January 15, 2011, respectively.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report.

This discussion contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management.  Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements.  Readers are cautioned that these forward-looking statements – including those identified below, as well as certain factors – including, but not limited to, those set forth in “Item 3—Key Information—Risk Factors” – are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Although we believe the expectations reflected in the forward-looking statements contained in this annual report are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date of this annual report to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

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

Pg 35

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

Most of our revenues are generated in U.S dollars and the majority of our cost of revenues is incurred, primarily in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with generally accepted accounting principles in the United States.

Our technology vision is based on an architectural evolution of networking from simple connectivity of products to application systems, or as we refer to it, the “Application Provider.”  As such, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G Cellular and triple-play networks.  If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors.  If it does not, however, our initiatives and investments in this area may be of no or limited value.  As a result we cannot quantify the impact of future new product introductions on our historical operations or anticipated impact on future operations.

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G Cellular and triple-play networks.  During fiscal year 2008, we focused our sales efforts on targeted emerging markets, in which operators are rolling out 3G Cellular and Voice over IP networks, and on developed markets currently introducing triple-play services based on the IMS platform and mobile broadband services. These market segments exhibited significant growth in 2008, and our success in offering them value-added products enabled us to build our sales pipeline and revenues significantly as compared with 2007. Although the current global economic uncertainty makes it difficult to forecast the timing of future developments, these markets are expected to continue to grow in 2009 and beyond, helping us to build our business to the next level.

Throughout 2007 and 2008, we followed a three-pronged sales strategy designed to expand our sales pipeline and revenues:

•	In emerging markets, including South America, Eastern Europe, Africa and the Far East, our strategy has been to target customers rolling out cellular and Voice Over IP services.

•
In developed markets, including Europe and North America, we have been targeting the IMS activities and deployments of top-tier wireline service providers, and the mobile broadband networks of wireless operators.

•
To improve our ability to penetrate targeted customers in all regions, we have pursued OEM partnerships and new distributors. During 2008, we announced an OEM partnership with Nokia Siemens Networks and initiated joint marketing activities with some of its local offices.

Pg 36

In parallel, we have been investing to achieve industry recognition for the RADCOM brand as its “Number One brand for Customer Service.”

Our progress in line with this strategy resulted in a 13% increase in our 2008 sales to $15.2 million from $13.5 million in 2007. These higher revenues, together with a 13% year-over-year decrease in our operating expenses, enabled us to reduce our net loss for 2008 by 33% to $5.8 million from $8.6 million in 2007. However, from a business standpoint, our progress was even more pronounced: we ended the year with a 36% increase in bookings as compared to 2007, and saw a clear trend of an increasing number of medium-to-large sized deals reflecting our success in creating business relations with more Tier-I and Tier-II operators.

Nonetheless, beginning in the fourth quarter of 2008, we began to be strongly affected by the global economic slowdown. Its effect on our business was manifested through lengthening of the sales cycle, together with delays and freezes in scheduled projects. In parallel, payment terms became longer and our right to collect payment became subject to certain conditions, extending the time that elapsed between the date of an initial sale and revenue recognition. In fact, despite a strong level of bookings during the fourth quarter, the period’s revenues were much lower. Given the continued uncertainty in our markets and the fact that we are unable to predict the timing of the recovery, we have adopted an even more cautious approach to our activities, which includes the minimization of our operational expenses and the taking of provisions for doubtful debts, even as we continue pursuing marketing and product strategies that have proven to be successful during the past year.

Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of warranty services. Product revenues consist of gross sales of products, less discounts, refunds and returns.

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

RADCOM	Subcontractor
Planning	Purchasing component parts
Integration	Assembly
Testing

We provide a non-binding rolling forecast every quarter for the coming year, and submit binding purchase orders quarterly for material needed in the next quarter to our subcontractors.  Purchase orders are generally filled within three months of placing the order.  We are charged by the unit, which ensures that unnecessary charges for reimbursements are minimal.  We are not required to reimburse subcontractors for losses that are incurred in providing services to us and there are no minimum purchase requirements in our subcontracting arrangements.  If we change components in our products, however, and the subcontractor already bought components based on a purchase order, we would reimburse the subcontractor for any expenses incurred relating to the subcontractor’s disposal of such components.  The subcontracting arrangements are generally governed by one-year contracts that are automatically renewable and that can be terminated by either party upon ninety days’ written notice.

Pg 37

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the bargaining power of larger clients, product mix and integration of other companies’ solutions into our own.  During the initial launch and manufacturing ramp-up of a new product, our gross profit is generally lower as a result of manufacturing inefficiencies during that period.  As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves. In addition, we attempt to implement engineering and other improvements to our solutions to reduce their cost. For example, in 2009 we announced the inclusion of new server technologies from Hewlett Packard in our monitoring solutions, an innovation which improves the performance and capacity of our solutions while reducing their cost. Also affecting our gross profit is the level of post-sale support, which we attempt to carry out as efficiently as possible. During 2008, as part of our efforts to reduce expenses, we reduced the relevant workforce by 27%, while attempting to maintain the same level of customer support.

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

Research and Development.  Research and development costs consist primarily of salaries and, to a lesser extent, payments to subcontractors, raw materials and overhead expenses.  We use raw materials to build prototypes of our hardware and software products.  These prototypes have no value since they cannot be sold or otherwise capitalized as inventory.  The allocation of overhead expenses consists of a variety of costs, including rent, office expenses (including telecommunications expenses) and administrative costs, such as human resources activities.  The methodology for allocating these expenses depends on the nature of the expense.  Costs such as rent and associated costs are based on the square meters used by the R&D department.  Administrative costs such as human resources activities are allocated based on the number of employees in the department.  There has been no change in methodology from year to year.  These expenses have been partially offset by royalty-bearing grants from the Israeli Office of the Chief Scientist.

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

Financial Expenses, Net.  Financial expenses, net, consists primarily of interest expenses paid on the venture lending loan, interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expenses on bank short-term loans

Additional Expense for Share-Based Compensation

SFAS 123(R), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, became effective for public companies for fiscal years beginning after June 15, 2005. As a result of SFAS 123(R), we have been required to record an expense for stock-based compensation plans. This has resulted in ongoing accounting charges that have significantly reduced our net income. For further information, see the section entitled “Share-Based Compensation” in Note 7 of the Notes to our Consolidated Financial Statements.

Summary of Our Financial Performance in Fiscal Year 2008 Compared to Fiscal Year 2007

For the year ended December 31, 2008 our revenues increased by 13% to $15.2 million, while our net loss for the year decreased by 33% to $5.8 million.

Pg 38

  As of the end of 2008, our cash, cash equivalents and short-term deposits totaled $3.5 million, as compared with $3.8 million at the end of 2007. The decrease reflected our net loss of $5.8 million, countered by the $5.0 million cash infusion secured during the year from PIPE investors and a venture loan (see below).

For the first three quarters of 2008, we achieved year-over-year revenue growth in excess of 45%, reflecting primarily our success in Latin America and other targeted emerging markets. However, in the fourth quarter, the effect of the economic slowdown overcame this positive momentum, resulting in a year-over-year reduction in our revenues for the quarter and a more moderate 13% level of revenue growth for the year. As we entered 2009, we continued to see a reduction in our revenues for the first quarter compared with the first quarter of 2008. As our markets continue to be uncertain, it is difficult to forecast our performance going forward.

Reportable Segments

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

A.           OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,

	2008	2007	2006
Sales	100.0%	100.0%	100.0%
Cost of sales	39.5	40.0	31.4
Gross profit	60.5	60.0	68.6
Operating expenses:
Research and development	42.7	54.7	29.0
Less royalty-bearing participation	13.9	15.5	8.1
Research and development, net	28.8	39.2	20.9
Sales and marketing	49.1	68.7	39.1
General and administrative	18.5	17.7	10.8
Total operating expenses	96.4	125.6	70.8
Operating loss	35.9	65.6	2.2
Financial income (loss), net	(2.0)	2.0	2.0
Net loss	37.9	63.6	0.2

Pg 39

Financial Data for Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues
	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2008 vs.	2007 vs.
	2008	2007	2006	2007	2006
The Omni-Q family	11.7	9.5	15.7	23	(39)
The Performer family and others	3.5	4.0	7.8	(12)	(49)
Total revenues	15.2	13.5	23.5	13	(43)

Revenues.  In 2008, our revenues increased by 13% compared to 2007, reflecting the successful execution of a strategy aimed at leveraging a number of specific growth engines within the telecommunications markets, including the 3G Cellular and VoIP markets in emerging markets, and IMS in developed markets. During the year, we executed this strategy more successfully than in 2007, resulting both in the higher revenues and an increase in our average deal size from small to medium and large-sized. However, the increased complexity that characterizes larger deals led naturally to longer sales cycles and more conditional payment terms, a reality which in turn led to longer time delays between the date of booking and revenue recognition.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, as well as nine independent representatives, and more than 35 independent distributors in over 35 other countries.  The table below shows the sales breakdown by territory:

	Year Ended December 31,			Year Ended December 31,
	(in millions of U.S. dollars)			(as percentages)
	2008	2007	2006	2008	2007	2006
Europe	6.3	5.7	9.4	41.4%	31.8%	40.0%
North America	2.5	4.3	7.6	16.4	42.2	32.3
Far East	2.4	1.6	2.6	15.8	11.9	11.1
South America	3.8	1.2	2.6	25.0	8.9	11.1
Others	0.2	0.7	1.3	1.4	5.2	5.5
Total revenues	15.2	13.5	23.5	100.0%	100.0%	100.0%

Two of our distributors; one in South America and another in Europe, each accounted for more than 10% of our sales in 2008. During 2007 no single customer accounted for more than 10% of our sales. A major 3G CDMA mobile operator in North America accounted for more than 10% of our sales in 2006.

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2008	2007	2006
Cost of sales	6.0	5.4	7.4
Gross profit	9.2	8.1	16.1

Cost of sales.   During 2008 profitability on our non fixed costs was 31% which is the same as during 2007. In addition, our cost of sales is affected by the level of post-sale support that we provide. During 2008, as part of our cost-cutting initiative, we reduced the number of our post-sale support personnel by 27%, a step that enabled us to increase our gross margins somewhat. In 2008, although our gross margins increased by 13% as compared to 2007, gross margins were lower than expected because revenues were lower than expected.

Pg 40

Our cost of sales consisted of fixed costs of approximately $2.1 million in 2008 and $2.2 million in 2007. Our cost of sales during 2008 included an expense of $18,000 for share based compensation, the same amount as for 2007.

The following table provides the approximate operating costs and expenses of the Company in 2008, 2007 and 2006, as well as the percentage change of such expenses in 2007 compared to 2006 and in 2008 compared to 2007:

Operating Costs and Expenses
	Year ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2008vs.	2007 vs.
	2008	2007	2006	2007	2006
Research and development	6.5	7.4	6.8	(12.2)	8.8
Less royalty-bearing participation	2.1	2.1	1.9	-	10.5
Research and development, net	4.4	5.3	4.9	(17.0)	8.2

Sales and marketing	7.5	9.3	9.2	(19.3)	1.1

General and administrative	2.8	2.4	2.6	16.7	(7.7)
Total operating expenses	14.7	17.0	16.7	(13.5)	1.8

Research and Development.  Research and development expenses, gross, decreased from $7.4 million in 2007 to $6.5 million in 2008. As a percentage of total revenues, research and development expenses, gross, decreased from 54.7% in 2007 to 42.7% in 2008. The decrease in our gross research and development expenses from 2007 to 2008 is mainly attributable to our decrease in employees and related expenses. This decrease was somewhat countered by the impact during the first three quarters of the year of the strengthening value of the NIS against the U.S. dollar, which increased the value of our NIS-based expenses, mainly employee related expenses, as expressed in dollar terms. As of the end of the year, we employed 48 research and development engineers, compared to 55 at the end of 2007. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs during 2008 included an expense of $114,000 for share-based compensation, and $123,000 for share-based compensation in 2007.

Sales and Marketing.  Sales and marketing expenses decreased from approximately $9.3 million in 2007 to approximately $7.5 million in 2008, reflecting our ongoing cost-cutting program. As a percentage of total revenues, sales and marketing expenses decreased from 68.7% in 2007 to 49.1% in 2008. The decrease is primarily attributable to our operations in the US which were influenced by the reduction in work force and amount of commissions paid on the lower level of sales. In addition, the results for 2007 included a liability of $0.4 million, representing an arbitration award rendered in a dispute between the Company and Qualitest Ltd., previously one of our non-exclusive distributors in Israel. Our sales and marketing expenses during 2008 included an expense of $177,000 for share-based compensation and $203,000 for share-based compensation in 2007.

Pg 41

General and Administrative.  General and administrative expenses for 2008 increased by 17.9% compared to 2007. This increase is mainly attributable to the provision for bad debts and other expenses totaling approximately $460,000 in 2008 compared to $2,000 for 2007. In 2007 there was an increase in auditing expenses and in expenses related to compliance with the Sarbanes-Oxley Act. These expenses were at a similar level in 2008. The expenses during 2008 included $221,000 for share-based compensation and $220,000 for share-based compensation in 2007.

Financial Expenses (Income), Net.  In 2008, we recorded financial expenses, net, of approximately $309,000, while in 2007 we recorded financial income, net, of approximately $265,000. The increase in financial expenses reflected the interest due on the $2.5 million Venture Loan which we secured in April 2008, as well as the fluctuation between the exchange rate between the NIS, the Dollar and the Euro. In addition, the interest received from banks decreased as a result of the reduction of interest rates.

Financial Data for Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues.  In 2007, our revenue decreased by 43% compared to 2006 due to the combination of weakness in the 3G and 3.5G Cellular market, longer average sales cycles and internal execution problems. As identified in the second half of 2006, during 2007, we continued to see an increase in triple-play network deployments, which reflected a new scale of triple-play network deployments in the marketplace and which is indicative of the significant challenge the triple-play network operators must overcome in order to maintain quality services.  Due to the nature of the service provider orders which represents a potential for larger sales on average than equipment vendor orders, both the average size of our transactions and the length of the sales cycle increased during 2007.

Cost of sales.  Our cost of sales consisted of fixed costs of approximately $2.2 million in 2007 and $1.8 million in 2006. In 2007 our gross margins were lower than expected because revenues were lower than expected and decreased by 43% compared to 2006.

Our cost of sales during 2007 included an expense of $18,000 for share-based compensation and, $14,000 for share-based compensation in 2006.

Research and Development.  The increase in our gross research and development expenses from 2006 to 2007 reflects our policy to support our growing activities in various geographic regions and our long-term development goals. Although the number of research and development employees decreased during the year from 71 to 55 employees, the total expense increased.  The reason for this is that the employees are in Israel and are paid in NIS. As a result of the negative impact of the strengthening of the value of the NIS against the U.S. dollar during 2007 the total expense is higher than the previous year. Research and development expenses, gross, increased from $6.8 million in 2006 to $7.4 million in 2007. As a percentage of total revenues, research and development expenses, gross, increased from 29.0% in 2006 to 54.7% in 2007. Our research and development costs during 2007 included an expense of $123,000 for share-based compensation, and $113,000 for share-based compensation in 2006.

Sales and Marketing.  As part of our cost-cutting program, we decreased our ongoing employee related expenses and other expenses during 2007 in the different regions in which we operate, mainly in North America. This decrease, however, has been offset by the negative impact of the strengthening of the value of the NIS against the U.S. dollar on our salaries paid in Israel and a liability of $0.4 million, representing an arbitration verdict rendered in a dispute between the Company and Qualitest Ltd., previously one of our non-exclusive distributors in Israel.

Pg 42

Sales and marketing expenses increased from approximately $9.2 million in 2006 to approximately $9.3 million in 2007. As a percentage of total revenues, sales and marketing expenses increased from 39.1% in 2006 to 68.7% in 2007.

Our sales and marketing expenses during 2007 included an expense of $203,000 for share-based compensation and $193,000 for share-based compensation in 2006.

General and Administrative.  General and administrative expenses for 2007 decreased by 6.3% compared to 2006. General and administrative expenses included a provision for bad debts and other expenses totaling approximately $(2,000) for 2007, $557,000 for 2006 and $17,000 for 2005. In 2007 there was an increase in salary which is explained as a result of the negative impact of the strengthening of the value of the NIS against the U.S. dollar so the total expense is higher than the previous year. In addition, auditing expenses and expenses  related to compliance with the Sarbanes-Oxley Act also increased. The expenses during 2007 included $220,000 for share-based compensation and $238,000 for share-based compensation in 2006.

Financial Income, Net.  Financial income, net, was approximately $265,000 in 2007 compared to $472,000 in 2006. The decrease in financial income, net, in 2007 compared to 2006 was due to lower cash levels and lower prevailing rates of return. The lower rates of return were due to general economic conditions.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, from the proceeds of our 1997 initial public offering, from our 2004 and 2008 private placement transactions, and from a venture lending loan secured in 2008.  Cash and cash equivalents at December 31, 2008, 2007 and 2006 were approximately $3.5 million, $3.8 million and $10.1 million, respectively. Based on the most recently available information, we believe that our existing capital resources and cash flows from operations will be adequate to satisfy our liquidity requirements to meet our operating and loan obligations as they come due for at least the next twelve months based on current sales projections and spending.  However, if our actual sales and spending differ from our projections, we may be required to borrow additional funds, restructure or otherwise refinance our debt or reduce discretionary spending in order to provide the required liquidity. These alternative measures may not be available or successful and may not permit us to meet our scheduled debt service obligations. Our ability to continue as a going concern is substantially dependent on the successful execution of our sales and spending projections.

If available liquidity is not sufficient to meet our operating and loan obligations as they come due, our plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $5.0 million in 2008, $6.0 million in 2007 and $2.6 million in 2006.  The negative net cash flow in 2008 was primarily due to the Company’s loss of approximately $5.8 million, an increase of $1.7 million in trade receivables and a decrease of approximately $0.8 million in other payables and accrued expenses. This was partially offset by all the following items: a decrease of approximately $0.6 million in inventory, increase of approximately $0.9 million in trade payables, and together with employees’ share-option compensation of approximately $530,000, approximately $610,000 of depreciation expenses and approximately $371,000 of provision for doubtful accounts.

The trade receivables and days sales outstanding (DSO) are primarily impacted by payment terms, shipment linearity in the quarter and collections performance.  Trade receivables for 2008 increased to $7.1 million from $5.9 million, reflecting the increase in total revenues as well as the lengthening of our DSOs. During 2009, the trade receivables may increase as a result of a further increase of sales and the lengthening of payment terms as part of the current global economic slowdown.

Pg 43

The overall decrease in inventory in 2008 relative to 2007 reflected our ongoing efficiency efforts, countered partially by purchases made in the fourth quarter in anticipation of sales whose schedules were delayed. All inventories are accounted for at the lower of cost or market.  We expect the trend in 2008 which led to longer time delays between the date of booking and revenue recognition to continue in 2009. This will also increase the inventory levels until the date of revenue recognition and may result in larger inventory during 2009.

The increase in trade payables was primarily due to the increase in purchases of inventory in the last quarter of 2008.  The decrease in other payables and accrued expenses in 2008 was primarily a result of a decrease in accrued expenses reflecting the lower level of costs in 2008 and our provision for our dispute with Qualitest, which dispute is discussed in more detail in “Item 8—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Net Cash Provided by/Used in Investing Activities.  Our investing activities generally consist of two components: purchase and sale of short-term deposits, and purchase of equipment. In 2008, as interest rates decreased, we held our cash in deposits whose maturity was less than 3 months. In previous years we invested cash that is surplus to our operating requirements in our short-term deposit portfolio in order to maximize our interest rates. In 2007, we sold short-term deposits, which provided us cash in the amount of $10.5 million and invested surplus cash in the amount of $2.5 million. In 2006, we invested surplus cash in the amount of $8.0 million.  Net cash provided by (used in) investing activities in 2008, 2007 and 2006 totaled approximately $0.1 million, $7.6 million and $(8.3) million, respectively.

Purchase of Equipment.  Purchases of equipment in 2008, 2007 and 2006 were approximately  $120,000, $437,000 and $327,000, respectively.  These expenditures were principally for computers and equipment purchases. During 2009 we do not expect to purchase more equipment than we did in 2008.

Net Cash Provided by Financing Activities. In 2008, net cash provided by financing activities totaled approximately $4.9 million, including $2.4 from the private placement as described below under “Private Placement - 2008”, $2.4 million from the venture loan and issuance of warrants related to the loan, both as described below under “Venture Loan from Plenus”.  In 2007, net cash provided by financing activities totaled approximately $224,000, representing approximately $224,000 from the exercise of share options. In 2006, net cash provided by financing activities totaled approximately $2.4 million, $974,000 from the exercise of share options and approximately $1.4 million from the exercise of warrants from the private placement as described below under “—Private Placement - 2004.”During 2009 we will start repaying the venture loan which current maturities are approximately $1,167,000. In addition we will pay interest on the loan of approximately $198,000 during 2009. The loan payments may include the repayment of the full amount of the loan as could occur if we fail to comply with certain financial covenants contained therein.

Private Placement. - 2004

In March 2004, we raised $5.5 million in a private placement, or PIPE, of ordinary shares and warrants.  This equity financing enabled us, among other things, to sustain  compliance with certain continued listing requirements of the NASDAQ Global Market, from which we transferred to the NASDAQ Capital Market in October 2007 (See “Item 3—Key Information—Risk Factors—We might not satisfy all the requirements for continued listing on the NASDAQ Capital Market, and our shares may be delisted”). Under the PIPE transaction, we issued 962,885 of our ordinary shares at an aggregate purchase price of $5.5 million, or $5.712 per ordinary share.  The investors in the PIPE included Star Ventures, B.C.S. Group, Yehuda Zisapel, Zohar Zisapel, and others.  We also issued to the investors warrants to purchase up to 240,722 ordinary shares at an exercise price of $9.012 per share.  The warrants were exercisable for two years from the closing of the PIPE. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 was filed with the SEC on May 13, 2004, while our amended F-3/As were filed on October 15, 2004 and November 26, 2004.  The registration was declared effective by the SEC on December 10, 2004.  We incurred expenses of approximately $189,000 in connection with the offering.  Our net proceeds from the offering were approximately $5.3 million. In 2006 and 2005 the investors exercised warrants to purchase 156,469 ordinary shares and 82,064 ordinary shares, respectively. Our net proceeds from these exercises were approximately $1.4 million and $725,000 , respectively.

Pg 44

Private Placement. - 2008

In February 2008, we raised $2.5 million in a private placement, or PIPE, of ordinary shares and warrants.  Under the PIPE transaction, we issued 976,563 of our ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share (this price per share reflects a four-for-one reverse share split which we effected in June 2008).  The investors in the PIPE included Zohar Zisapel.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants are exercisable for three years from the closing of the PIPE. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 was filed with the SEC on August 7, 2008.  The registration statement was declared effective by the SEC on August 26, 2008.  We incurred expenses of approximately $96,000 in connection with the offering.  Our net proceeds from the offering were approximately $2.4 million.

Venture Loan from Plenus

In April 2008, we closed a $2.5 million venture loan from Plenus, a leading Israeli venture-lending firm. The loan is for a period of three years, and bears interest at the rate of 10% per annum. In addition, we granted Plenus a warrant to purchase our ordinary shares in the amount of $450,000. The warrant is exercisable for a period of five years, and its exercise price is $2.56 per share (this price per share reflects a four-for-one reverse share split which we effected in June 2008). We also granted Plenus registration rights in respect of the shares underlying the warrant. In connection with the loan from Plenus, we granted Plenus a fixed charge over our intellectual property assets and a floating charge over our assets. Radcom Equipment Inc., our U.S. subsidiary, granted Plenus a security interest over its assets, and our subsidiaries provided Plenus with guarantees with respect to the loan. The loan also includes financial covenants which relate to the level of revenues or bookings, operating income and cash balances of the Company. Under these covenants, beginning in the first quarter of 2009 our revenues or bookings must be at least $3.0 million per quarter. In 2008, our revenues or bookings needed to be at least $2.5 million per quarter. In addition, our operating loss per quarter may not exceed $1 million. Notwithstanding the foregoing, we shall not be deemed to be in breach of this operating loss financial covenant even if during any of the quarters our operating loss exceeds $1 million, if our cumulative operating losses during such quarter and the immediately preceding and immediately ensuing financial quarter are less than $3 million in the aggregate.  In addition, there is a minimum cash balance carve-out – that as long as our available cash is equal to or greater than twice the outstanding loan balance, we do not have to comply with any of the foregoing revenues/booking or operating loss tests.

We are required to comply with the foregoing financial covenants on a quarterly basis. In May 2009, following the repayment of US$500,000 of the loan principal amount, Plenus granted us a waiver with respect to any claims of default under the financial covenants as of March 31, 2009. There is no assurance that we will be able to comply with these covenants during any applicable financial quarter subsequent to the first quarter of 2009. For more information, see “Item 3D- Risk Factors - If we fail to comply with the financial covenants of a loan provided to us by the venture lending firm Plenus, it could become due and payable immediately”.

Pg 45

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

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman (Mr. Zohar Zisapel), Zohar Gilon (one of our directors) and his son (Amit Gilon) who invested in the aggregate $1.75 million. For more information regarding this PIPE, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” above.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S dollars and the majority of our cost of revenues is incurred, primarily in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. Since we pay the salaries of our Israeli employees in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar.  While we incur some expenses in NIS, inflation in Israel will have a negative affect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar.  In the first two quarters of 2008, for example, the value of the NIS expressed in dollar terms increased significantly, raising our Israeli-based costs as expressed in dollars.  Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations. This trend was reversed during the last two quarters of 2008 and during the first quarter of 2009. In 2009, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by $48,000 per quarter and vise versa.

Because exchange rates between the NIS and the dollar fluctuate continuously exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies were generally subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), the corporate tax rate is scheduled to continue to decrease as follows:  26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.

Pg 46

Our manufacturing facilities have been granted “Approved Enterprise” status  under the “Investments Law” – the Law for the Encouragement of Capital Investments, 1959, as amended – and consequently are eligible, subject to compliance with specific requirements, for tax benefits beginning when such facilities first generate taxable income.  (For additional information on Approved Enterprise status, see “Item 10—Additional Information—Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 1959.”) The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes.  At December 31, 2008, we had net operating loss carry-forwards (unlimited in time) of approximately $38.5 million.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our U.S. subsidiary will generally be subject to applicable U.S. federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.  Our U.S. subsidiary had net operating loss carry-forwards of approximately $11.1 million available at December 31, 2008 for U.S. federal and state income tax purposes.  These carry-forwards may offset future taxable income and expire from 2009 through 2026 for U.S. federal income tax purposes and in the years 2009  through 2013 for state tax purposes.  Because of the complexity of these local tax provisions, we are unable to anticipate the actual combined effective corporate tax rate that will apply to us.

We recorded a valuation allowance at December 31, 2008 for all of our deferred tax assets.  Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

Government Grants and Related Royalties

The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Office of the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Office of the Chief Scientist totaling approximately $2.1 million in 2008, $2.1 million in 2007 and $1.9 million in 2006.  Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalties’ expenses relating to the Office of the Chief Scientist grants included in the cost of sales for years ended December 31, 2008, 2007 and 2006 were $533,000, $412,000 and $807,000, respectively. The total research and development grants that we have received from the Office of the Chief Scientist as of December 31, 2008 were $29.1 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR.  As of December 31, 2008, the accumulated interest was $4.0 million,  the accumulated royalties paid to the Office of the Chief Scientist were $7.7 million and our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $25.4 million.  For additional information, see “Item 4—Information on the Company—Business Overview—Israeli Office of the Chief Scientist.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation.  Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales revenues of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2008, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $323,000.  Since 1995 we have not received grants from the BIRD Foundation.

Pg 47

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue recognition.   Our products are generally integrated with software that is essential to the functionality of the equipment. Additionally, we provide unspecified software upgrades and enhancements related to the equipment through our maintenance contracts for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” and all related interpretations. Revenue is recognized when all of the following criteria have been met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectability is probable.

In instances where final acceptance of the product or system is specified by the customer, revenue is deferred until all acceptance criteria have been met. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is affected by our judgment as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

After the warranty period initially provided with our products, we may sell extended warranty contracts, which includes bug fixing and a hardware warranty. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

Most of our revenues are generated from sales to independent distributors. We have a standard contract with our distributors. Based on this agreement, sales to distributors are generally final and distributors have no rights of return or price protection. We are not a party to the agreements between distributors and their customers.

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

Pg 48

Trade receivables.  Trade receivables are recorded less the related allowance for doubtful accounts receivable. The allowance for doubtful accounts was $1.1 million and $0.7 million as of December 31, 2008 and 2007, respectively. The allowance is based on our assessment of the collectability of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The balance sheet allowance for doubtful accounts for all of the reported periods through December 31, 2008, is determined as a specific amount for those accounts the collection of which is uncertain. The increase of the allowance in 2008 is a result of current economic conditions. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

Inventories. Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market based upon assumptions about future demand and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.
If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs and gross margin could be adversely affected. Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility to help ensure competitive lead times with the risk of inventory obsolescence.
 In addition, we add to the cost of finished products and work in process held in inventory the overhead from our manufacturing process.  If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

     Allowance for product warranty. The liability for product warranties, included in other current liabilities, was $136,000 as of December 31, 2008, compared with $220,000 as of December 31, 2007. During 2008, as part of our cost-cutting initiative, we reduced the number of our post-sale support personnel by 27% and based on additional considerations of the estimated liability, we decreased the liability in 2008. See Note 2N to the Consolidated Financial Statements. Our products are generally covered by a one-year warranty. We accrue for warranty costs as part of our cost of sales based on associated technical support employee related costs. Technical support employee related cost is estimated based primarily upon historical trends in the rate of customer cases and the cost to support the customer cases within the initial warranty period compared to the anticipated future volume of extended warranty.

The provision for product warranties issued during 2008, 2007, and 2006 was $108,000, $193,000, and $422,000, respectively. During 2007 and 2008, as part of our cost-cutting initiative, we reduced the number of our post-sale support personnel and based on additional considerations of the estimated provision, we decreased the provision for those years. If we experience an increase in warranty claims compared with our historical experience and estimations, or if the cost of servicing warranty claims is greater than expected, our gross margin could be adversely affected.

   Share option plans. On January 1, 2006, we adopted SFAS No. 123(R), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values using the modified prospective transition method.  In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R).  We have applied the provisions of SAB 107 in our adoption of SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006.  In accordance with the modified prospective transition method, our consolidated financial statements for periods prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123(R).  Share-based compensation expense recognized under SFAS 123(R) for fiscal year 2008, 2007 and 2006 was $530,000, $564,000 andd $558,000, respectively.

Pg 49

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our consolidated statements of operations.  SFAS 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest.  The estimate is based on our historical rates of forfeiture.  Share-based compensation expense recognized in our consolidated statement of operations commencing January 1, 2006 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS 123 and (ii) compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). See also Note 2O of the Notes to our Consolidated Financial Statements, for further information.

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

Recently Issued Accounting Pronouncements

On January 1, 2008, we adopted the provisions of SFAS No 157, "Fair Value Measurements", for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis (“statement 157”). Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157”, delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Adopting Statement 157 on January 1, 2008 had no impact on our consolidated results of operations and financial position.

On January 1, 2009, we will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We anticipate that the impact, if any, of applying these provisions will be immaterial on our consolidated financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which was effective immediately (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The adoption of FSP FAS 157-3 did not have an impact on our consolidated results of operations and financial position.

Pg 50

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends SAB 107, "Share-Based Payment". SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing the expected life assumption in accordance with FASB Statement No. 123(R). The use of the “simplified” method, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We currently use the simplified estimates and expect to continue using such method until historical exercise data will provide useful information to develop expected life assumption.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“Statement 141R”) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51” (“Statement 160”). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date.  We believe that the adoption of Statement 141R and Statement 160 will have no impact on our future consolidated results of operations and financial condition.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of the derivative instruments on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008. We believe that the adoption of SFAS 161 is not expected to have a material effect on our future consolidated results of operations and financial condition.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. We adopted the provisions of EITF 07-5 commencing from January 1, 2009 and the warrants disclosed in Note 7A.4 to our Consolidated Financial Statements will be subject to that guidance.

Pg 51

On January 1, 2009, we will record a cumulative effect of change in accounting principle as reflected in the following table:

		Effect of
	December 31	Adoption of	January 1
	2008	EITF 07-5	2009
	US$ thousands	US$ thousands	US$ thousands
Additional paid-in capital	51,474	(266)	51,208
Accumulated deficit	(46,665)	233	(46,432)

Long-term liability – Plenus warrant	-	33	33

		-

In May 2009, the FASB issued FASB Statement No. 165, “Subsequent Events,” addressing accounting and disclosure requirements related to subsequent events (“Statement 165”). Statement 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of Statement 165 is not expected to have a material effect on our financial statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See “Item 4—Information on the Company—Business Overview—Research and Development” “Item 4—Information on the Company—Business Overview—Proprietary Rights” And “Item 5- Operating and Financial Review and Prospects- Research and Development”.

D.	TREND INFORMATION

  While 2008 spending in the industry by service providers was similar to 2007, the economic slow down effected our market significqantly. While some operators find our solution as mission critical, others decided to postpone their spending, Competition became more aggressive and customers became more demanding.

The rollout of data services over new 3G and 3.5G cellular networks also reached the developing countries. While most existing 3G and 3.5G networks are still used primarily for voice services there is an increasing demand for data service adoption . Mobile data cards and other mobile data services are becoming a significant revenue source for operators and we see an increased demand for our solutions for this segment.

There is a clear global trend of government regulations that are opening communication markets to competition. In each major deregulated market, at least three service providers compete in each service segment. This competition drives increased spending on the marketing of next-generation services, and therefore increased usage, which itself increases the potential need for service assurance solutions. As services more technologically complex and their volumes increase, service quality becomes an issue that must be addressed.

As part of this increase in competition, we have begun to see rapid adoption of SIGTRAN technology to lower the operational cost for signaling networks and to handle the increased network traffic. This move helps service providers justify the move to NGN solutions and increases our addressable market.

Pg 52

Fixed mobile Convergence (FMC) has become a significant challenge that is resulting in a trend towards service provider consolidation. Recent examples are the merger of KPN, KPN mobile and Cingular, and the AT&T mergers. These mergers influenced decision making processes, resulting in a temporary slowdown in procurement and deployment of new telecommunications equipment. From the technology side, IMS is being accepted as the technology of choice to implement and deliver converged network services. A variety of different types of service providers, including many that own both cellular and wireline operations, are currently at the trial level and anticipate moving into an operational mode with IMS technologies during the next two years. Such a transition could increase the need for service monitoring solutions, because IMS, as a new service platform, introduces new network monitoring challenges for service providers.

E.	OFF–BALANCE SHEET ARRANGEMENTS

In April 2008, in connection with the venture loan from Plenus, we granted to Plenus a warrant to purchase up to 175,781 ordinary shares with an exercise price of $2.56 per ordinary share for a total amount of $450,000. The warrant is exercisable for a period of five years. As of December 31, 2008, the warrant was not exercised and is presented as part of the equity.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$779	$657	$122	—	—
Open Purchase Orders	775	775	—	—	—
Operating Leases	814	313	405	$96
Long-term loan	2,319	1,167	1,152	—	—
Total	$4,687	$2,912	$1,679	$96	—

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

Our liability relating to the long term loan is to pay the lenders $2.5 million. In the financial statements the proceeds from the issuance of the loan with detachable share purchase warrants were allocated between the two instruments based on relative fair value. As a result, the amount presented as long term loan is lower than our expected cash flow obligations.

Our liability for severance pay for Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, our  Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. Our total liability at December 31, 2008 was $3,265,000. Timing of payment of this liability is dependent on timing of the departure of the employees.

Pg 53

In addition, we are required to pay royalties as percentages of the revenues derived from products incorporating know-how developed from research and development grants from the Office of the Chief Scientist. Royalty rates were 3% - 3.5% in 2003 and 3.5% in 2004 and subsequent years.  As of December 31, 2008, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $25.4 million and our contingent liability to the BIRD Foundation in respect of funding received was approximately $323,000.  If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Further, we provided a performance guarantee in favor of a customer from Bank Hapoalim in Israel amounting to $335,000 as of December 31, 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel(5)(6)	60	Chairman of the Board of Directors
David Ripstein	42	President, Chief Executive Officer
Jonathan Burgin	48	Chief Financial Officer
Eyal Harari	33	Vice President, Products and Marketing
Yuval Porat	50	Vice President, Research and Development
Miki Shilinger	54	Vice President, Operations
Avi Zamir	52	President, RADCOM Equipment
Uri Har (1)(2)(3)(4)(5)	72	Director
Zohar Gilon (2)(4)(6)	62	Director
Irit Hillel (1)(2)(4)(5)(6)	45	Director
(1) External Director
(2) Independent Director
(3) Chairman of Audit Committee
(4) Audit Committee Member
(5) Nominating Committee
(6) Compensation Committee

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board since our inception.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997.  Mr. Zisapel is also the Chairman of two other public companies, Radvision Ltd. and Ceragon Ltd., and a director in another public company, Amdocs Ltd., as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in Electrical Engineering from the Technion and an M.B.A. degree from Tel-Aviv University.

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

Pg 54

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

Mr. Eyal Harari, our Vice President of Products and Marketing, has been with us since 2000. Mr. Harari began in the Development side of RADCOM in 2000 as a software R&D group manager, later becoming the Director of Product Management for VoIP Monitoring Solutions, and finally the Senior Director of RADCOM’s Product Management department. Before joining us, Mr. Harari served from 1995 in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects. Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv, and also holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

Mr. Yuval Porat, our Vice President of Research and Development, joined us in July 2008. Prior to joining RADCOM, he was the founder, board member and Vice President of Research and Development of PacketLight Networks for 10 years. Prior to his tenure at PacketLight, Mr. Porat led the  Research and Development at HyNEX that was acquired by Cisco. Mr. Porat holds both a B.Sc. and an M.Sc. in Electrical Engineering from Tel Aviv University.

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

Mr. Uri Har has served as a director since October 2007. He was the Director General of the Electronics and Software Industries Association of Israel from 1984 until 2006. Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attache in the United States and Canada. Among his various positions in the Israeli Navy, he served for three years (1977 - 1980) as Head of the Budget and Comptroller Department. Mr. Har serves as a director of another public company, Formula Vision Ltd. He holds a B.Sc. degree and a M.Sc. degree in Mechanical Engineering from the Technion.

Pg 55

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

There are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (15 persons) for the year ended December 31, 2008 was approximately $1.98 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $273,000 that was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period. These amounts include payments to four persons who are no longer officers of the Company - $0.5 million in salaries, bonus, commissions and directors’ fees and $72,000 which was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per SFAS 123(R). During 2008, our directors and officers received, in the aggregate, options to purchase 57,000 ordinary shares under our equity based compensation plans. These options have an average exercise price of $0.90 per share and expire after seven years from the grant date.

As of December 31, 2008, our directors and officers as a group held options to purchase an aggregate of 379,626 ordinary shares.  The directors were granted options under the 2003 Share Option Plan and are entitled to reimbursement for expenses. In addition, since May 2008, our external directors receive NIS 1,060 per meeting as a monetary compensation for each meeting and an annual fee of NIS 18,300 per year as per an amendment in 2008 to the regulations promulgated pursuant to the Israeli Companies Law. Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time

Pg 56

Share Option Plans

We have the following six share option plans for the granting of options to our employees, officers, directors and consultants:  (i) the 1998 Employee Bonus Plan; (ii) the 1998 Share Option Plan; (iii) the International Employee Stock Option Plan; (iv) the 2000 Share Option Plan; (v) the 2001 Share Option Plan; and (vi) the 2003 Share Option Plan.  Options granted under our option plans generally vest over a period of between two and six years, and generally expire seven to ten years from the date of grant.  The stock options plans are administered either by the Board of Directors or, subject to applicable law, by the Share Incentive Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards.

In December 2004, the FASB issued SFAS 123(R), which requires all companies to measure compensation expense for all share-based payments (including employee stock options) at fair value, and became effective for public companies for annual reporting periods of fiscal years beginning after June 15, 2005. Our adoption of SFAS 123(R) required us to record an expense of $530,000 for share-based compensation plans during 2008 and will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2O and 7C of the Notes to the Consolidated Financial Statements for further information.

As of December 31, 2008, we have granted options to purchase 1,543,732 ordinary shares, of which options to purchase 376,356 ordinary shares have been exercised and options to purchase 742,038 ordinary shares remain outstanding.

In August 2006, we elected, pursuant to Rule 4350(a) of the NASDAQ Marketplace Rules, to follow our home country practice in lieu of the NASDAQ Marketplace Rules with respect to the approvals required for the establishment and for material amendments to our share option plans. Consequently, the establishment of share option plans and material amendments thereto is now subject to the approval of our Board of Directors and is no longer subject to our shareholders’ approval. See also Item 16G - Corporate Governance.

C.	BOARD PRACTICES

Terms of Office

The current Board of Directors is comprised of Zohar Zisapel, Zohar Gilon, Uri Har and Irit Hillel.  Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  With the exception of our external directors, Mr. Har and Ms. Hillel, whose terms expire in 2010, our directors serve until the next annual general meeting (in 2009).  None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

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

Pg 57

an employment relationship;

a business or professional relationship maintained on a regular basis;

control; and

service as an office holder (defined in the Israeli Companies Law as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the general manager and (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title), excluding service as a director who was appointed to serve as an office holder during the three-month period in which the company first offers its shares to the public.

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

The initial term of an external director is three years and may be extended for an additional three years. In certain special situations, the term may be extended beyond these periods.  Each committee of a company’s board of directors is required to include at least one external director.  Both Uri Har and Irit Hillel qualify as external directors under the Companies Law, and both are members of the Company’s Audit Committee and Nominating Committee. Irit Hillel is also a member of the Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market (to which we transferred from the NASDAQ Global Market in October 2007), and we are subject to the NASDAQ Marketplace Rules applicable to listed companies.  Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom 3has accounting or related financial management expertise.  Uri Har, Irit Hillel and Zohar Gilon qualify as independent directors under the current NASDAQ requirements and each is a member of the Audit Committee. Zohar Gilon is our “audit committee financial expert.” In addition, we have adopted an Audit Committee charter, which sets forth the Audit Committee’s responsibilities.

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

Pg 58

Companies Law Requirements

Under the Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors, but may not include:

the chairman of the board of directors;

any controlling shareholder or any relative of a controlling shareholder; and

any director employed by the company or providing services to the company on a regular basis.

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

Mr. Joseph Ginossar, a partner of Fahn Kanne & Co., a member of Grant Thornton, serves as our internal auditor.

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

Nominating Committee

The nominees to our Board are selected or recommended to the Board by our Nominating Committee.  The written procedures addressing the nominating process were approved by our Board. Zohar Zisapel, Uri Har and Irit Hillel constitute our Nominating Committee. The Nominating Committee is responsible is responsible for, among other things, assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the Board.

Pg 59

 Compensation Committee

The compensation payable to executive officers must be approved either by a majority of the independent directors on our board or by a Compensation Committee.  Our Compensation Committee is comprised of Zohar Zisapel, Zohar Gilon and Irit Hillel.

D.	EMPLOYEES

As of December 31, 2008, we had 118 permanent and temporary employees worldwide, of which 48 were employed in research and development, 46 in sales and marketing, 13 in management and administration and 11 in operations.  As of December 31, 2008, 102 of our employees were based in Israel, 7 were based in the United States and 9 were based in Spain, Singapore, Korea and China.  All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us.  We are subject to labor laws and regulations in Israel (including applicable extension orders) and the United States.  We and our Israeli employees are also subject to certain extension orders applicable to all employers in the Israeli market. In addition, we may be subject to the provisions of the extension order in the Metal, Electricity, Electronics and Software Industry. None of our employees are represented by a labor union and we have not experienced any work stoppages.

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of June 15, 2009. The percentage of outstanding ordinary shares is based on 5,081,426(3)(6) ordinary shares outstanding as of June 15, 2009.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel(4)	1,838,767	34.48%
All directors and executive officers as a group, except Zohar Zisapel (11) persons)(1) (2) (5)	219,340	4.16%

(1)
Pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of June 15, 2009.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group include ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of June 15, 2009.

(3)	The number of outstanding ordinary shares does not include 30,843 shares that were repurchased by us.

(4)
Includes beneficial ownership of ordinary shares held by RAD Data Communications Ltd., Klil and Michael Ltd. and Lomsha Ltd., all Israeli companies and 251,511 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of June 15, 2009. This information is based on Mr. Zisapel’s Schedule 13D, filed with the SEC on November 11, 2008.

(5)
Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of June 15 2009) and have therefore not been separately disclosed. The amount of shares includes 177,119 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of June 15, 2009.

Pg 60

(6)	On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 15, 2009, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of June 6, 2009, our ordinary shares had a total of 68 holders of record, of which 31 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name.” As of June 6, 2009, U.S. holders of record held approximately 57 % of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3)	1,838,767	34.48%
Yehuda Zisapel(3)(4)	506,790	10.0%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 15, 2009.

(2)
The percentage of outstanding ordinary shares is based on 5,081,426 ordinary shares outstanding as of March 16, 2009.  For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of June 15, 2009.  The number of outstanding ordinary shares does not include 30,843 shares that were repurchased by us.

(3)
Includes 44,460 ordinary shares held of record by RAD Data Communications, 13,625 ordinary shares owned of record by Klil and Michael Ltd., Lomsha Ltd., all Israeli companies and 251,511 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of June 15, 2009. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held such companies.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based the Statement on Schedule 13D filed with the SEC by Mr. Zisapel on November 20, 2008.

(4)
Includes 44,460 ordinary shares held of record by RAD Data Communications and 227,590 ordinary shares owned of record by Retem Local Networks Ltd., an Israeli company.  Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

Pg 61

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

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.  We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group.  The aggregate amounts of such purchases were approximately $22,000, $2,000 and $4,000 in 2008, 2007 and 2006, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.  The aggregate amounts of such purchases were approximately  $240,000, $71,000 and $38,000 in 2008, 2007 and 2006, respectively.

Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services.  The aggregate amounts of such reimbursements were approximately $37,000, $40,000 and $43,000 in 2008, 2007 and 2006, respectively.

We currently lease office premises in Tel Aviv and Paramus, New Jersey, from an affiliate. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amount of lease payments was approximately $522,000, $526,000 and $502,000 in 2008, 2007 and 2006, respectively.  We also sub-lease 276 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $5,000 for 2006, 2007 and 2008.

Pg 62

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS LTD., a related party.  We sell our products and services to BYNET on the same terms and conditions as it sells to unrelated Israeli distributors with whom it has distribution agreements.  The aggregate amounts of such sales were approximately $188,000, $407,000 and $335,000 in 2008, 2007 and 2006, respectively.

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel ($1.65 million), Zohar Gilon ($50,000), one of our directors; and his son, Amit Gilon ($50,000). For more information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” above.

We believe that the terms of the transactions in which we have entered and are currently engaged with other members of the RAD-BYNET Group and Zohar Gilon and Amit Gilon are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties.  All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our office holders have a personal interest or which raise issues of such office holders’ fiduciary duties will require approval by our Board and, in certain circumstances, approval of our shareholders under the Companies Law.

Registration Rights

As part of the two PIPEs we completed in 2004 and 2008, we have entered into agreements with certain of our directors and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in these PIPEs.    We discharged our registration obligations with respect to the shares and warrants purchased in the 2004 PIPE transaction. We filed a registration statement in regards to the shares and warrants of the 2008 PIPE transaction which became effective on August 26, 2008. For more information on the PIPE transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placement – 2004 and 2008.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this annual report beginning on page F-1,  are incorporated herein by reference to “Item 18—Financial Statements” below.

Export Sales

In 2008, the amount of our export sales was approximately $15.0 million, which represented 98.1% of our total sales.

Legal Proceedings

In November 2005, we were served with a claim in the amount of approximately $623,000 by Qualitest Ltd. (“Qualitest”), an Israeli company which used to be a nonexclusive distributor of our products in Israel.  Qualitest claims that we breached an exclusive distribution agreement.  In December 2005, we filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately $131,000 for unpaid invoices.  The case has been brought before an arbitrator, the Honorable Judge (Retired) Amnon Strashnov.  In June 2006, Qualitest paid us $69,000 in accordance with a partial verdict of the arbitrator.  In June 2007, Qualitest paid the Company $18,000 and by that and the partial verdict, settled the Company’s counterclaim. In July 2007 the arbitrator accepted Qualitest's claim against us and instructed us to pay $310,000 to Qualitest, in addition to $31,000 as expenses to Qualitest. We included an expense for the full amount in our statement of operations "Sales and marketing expenses". In August 2007, we filed a request with the District Court in Tel Aviv to annul the arbitration award. In June 2008, the District Court denied our request and we paid to Qualitest the required amounts.

Pg 63

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low bid prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Capital Market, as applicable, for the calendar periods indicated:

	High	Low

2008	$3.72	$0.24
2007	$12.72	$2.80
2006	$20.20	$6.96
2005	$14.36	$5.40
2004	$11.12	$4.00

2009

Second Quarter (through June 16)	$0.60	$0.40

First Quarter	$0.75	$0.41

2008

Fourth Quarter	$1.60	$0.30
Third Quarter	$2.38	$0.24
Second Quarter	$2.96	$1.94
First Quarter	$3.72	$1.68

2007

Fourth Quarter	$4.20	$2.88
Third Quarter	$5.60	$2.80
Second Quarter	$11.28	$5.32
First Quarter	$12.72	$10.40

Pg 64

Most recent six months

June 2009 (through June 16)	$0.55	$0.40
May 2009	$0.60	$0.52
April 2009	$0.60	$0.42
March 2009	$0.69	$0.50
February 2009	$0.75	$0.55
January 2009	$0.41	$0.70
December 2008	$0.79	$0.30

Dual Listing

In addition to trading on the NASDAQ Capital Market, on February 20, 2006, our ordinary shares began trading on the TASE. In March 2009 we notified the TASE that we do not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing will become effective on July 1, 2009.

Tel-Aviv Stock Exchange

The following table sets forth the high and low bid prices of our ordinary shares as reported by the TASE for the calendar periods indicated:

2009
	High	Low

Second Quarter (through June 16)	NIS 2.64	NIS 2.02

First Quarter	NIS 2.801	NIS 1.501

2008
	High	Low

Fourth Quarter	NIS 4.56	NIS 2.34
Third Quarter	NIS 8.10	NIS 3.55
Second Quarter	NIS 9.98	NIS 7.73
First Quarter	NIS 12.24	NIS 6.76

2007

Fourth Quarter	NIS 16.36	NIS 11.12
Third Quarter	NIS 23.80	NIS 12.08
Second Quarter	NIS 47.80	NIS 21.70
First Quarter	NIS 53.44	NIS 42.48

2006

Fourth Quarter	NIS 55.00	NIS 42.00
Third Quarter	NIS 52.04	NIS 31.48
Second Quarter	NIS 81.32	NIS 37.92
First Quarter (February 20, 2006 through March 31, 2006)	NIS 96.16	NIS 76.32

Pg 65

Most recent six months

June 2009 (through June 16)	NIS 2.32	NIS 2.12
May 2009	NIS 2.64	NIS 2.16
April 2009	NIS 2.63	NIS 2.02
March 2009	NIS 2.63	NIS 2.35
February 2009	NIS 2.73	NIS 1.51
January 2009	NIS 2.65	NIS 1.50
December 2008	NIS 3.69	NIS 2.34

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Since our initial public offering on September 24, 1997 and until September 30, 2007 our ordinary shares have been traded on the NASDAQ Global Market under the symbol RDCM, and since October 1, 2007 our shares have been traded on the NASDAQ Capital Market. In addition, since February 20, 2006, our ordinary shares have been traded also on the TASE under the symbol "רדקם" .. In March 2009 we notified the TASE that we do not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing will become effective on July 1, 2009. Prior to September 24, 1997, there was no market for our ordinary shares.

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

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of (i) Rule 4350(b) regarding the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders; (ii) Rule 4350(i)(1)(A) relating to the solicitation of shareholder approval prior to the issuance of designated securities when a stock option or purchase plan is to be established or materially amended; and (iii) Rule 4350(l) relating to the direct registration program.  These requirements of Rule 4350 are not required under the Israeli Companies Law. See also Item 16G - Corporate Governance.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

Pg 66

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary description of certain provisions of our memorandum of association and articles of association.

Objects and Purposes

We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company.  We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

The full details of all our objects and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolution of our shareholders.  One of our objectives listed is to manufacture, market and deal – in all ways – with computer equipment, including communications equipment and all other equipment related in any way to such equipment.  Some additional objects of our listing include:  having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

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

Pg 67

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

Our articles of association allow us to create redeemable shares, although at the present time we do not have any such redeemable shares.

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

Pg 68

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

not in the ordinary course of business;

not on market terms; or

is likely to have a material impact of the company’s profitability, assets or liabilities.

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

Shareholder Meetings

The company has two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  We are required to give notice of general meetings no less than seven days before the general meetings.  A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company.  If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the chairman of the board and the majority of the voting power represented at the meeting agree).  Every ordinary share has one vote.  A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class.  A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We are exempted by the NASDAQ Marketplace Rules from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC. See also Item 16G – Corporate Governance.

Pg 69

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

Pg 70

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

Pg 71

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

Pg 72

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

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Tax Ordinance , which became effective on January 1, 2006, the Corporate Tax rate was decreased to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual rec9eipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

Pg 73

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations) in which case the applicable tax rate is 25%. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

 The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares on the TASE, under certain conditions, or from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as RADCOM ), provided such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available),  that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Income Tax Law (Inflationary Adjustments), 1985.  However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Pg 74

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

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli company to non-residents of Israel, income tax is applicable at the source at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved Enterprise; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investments Law, dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.  Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “—Capital Gains Tax on Sales of Our Ordinary Shares” above.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the “Investments Law,” as in effect until April 2005, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise.  See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

Pg 75

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

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a “foreign investors’ company.”  A “foreign investors’ company” is a company more than 25% of whose shares of capital stock and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period.  As specified below, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for the remainder of the benefits period.  The tax rate for the remainder of the benefits period is between 10% and 25%, depending on the level of foreign investment in each year.

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

In distributing dividends (if any), we may decide from which profits to declare such dividends for tax purposes in any given year.  However, we are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year’s profits to declare dividends.  We intend to permanently reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.  In the event that we pay a dividend from income that is derived from our Approved Enterprise and, thus, is tax exempt, we would be required to pay tax at the rate which would have been applicable had we not elected the alternative package of benefits (generally 10%-25%, as described above), and to withhold 15% at source for the dividend recipient, on the amount distributed and the corporate tax thereon.

Pg 76

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

Pg 77

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law went into effect. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility (as defined in the Investments Law) that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investments Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

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

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS five million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS five million. Such changes to the aforementioned definition are retroactive from 2003.

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

Pg 78

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a “Non-U.S. Holder”). This discussion considers only U.S. Holders that will own our ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our ordinary shares.

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

Pg 79

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

Each holder of our ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws to such person’s particular circumstances.

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

Subject to the discussion below under “Passive Foreign Investment Company Status,” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2010), provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (the “IRS”) has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.   Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Pg 80

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

Pg 81

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a “PFIC”) for 2008 if (taking into account certain “look-through” rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2008.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such ordinary shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis  or the fair value of such shares.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC.  We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC.  Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning in the first taxable year in its holding period in which it were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2010.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

Pg 82

As an alternative to making a QEF election, a U.S. Holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the NASDAQ Capital Market.  Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only he revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  We believe that we were not a PFIC for 2008, 2007, 2006, 2005, 2004 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years.  For our 2008 taxable year, the ratio of the average percentage of the fair market value of our passive assets to the fair market value of our total assets was slightly below 50% under the market capitalization approach.  Therefore, we believe that we should not be classified as a PFIC for 2008.  However, there can be no assurance that the IRS will not challenge this treatment.  Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary share, which are all relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF, mark-to-market or certain other special elections.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Pg 83

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

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the proceeds from the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding will be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

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

Pg 84

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

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents and to loans we take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual interest of approximately 0.67%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents.

Foreign Currency Exchange Risk

           Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. subsidiary and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars or in Euro for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS. Going into 2009 we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $48,000 per quarter and vise versa.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

As described elsewhere in this annual report, on May 6, 2008 our shareholders approved a one-to-four reverse share split, which we effected on June 16, 2008.  Since all of our shareholders were affected, the share split did not result in a dilution of the percentage of aggregate equity ownership.

Use of Proceeds

Private Placement - 2004.  In March 2004, we raised $5.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants).  For additional information on this PIPE transaction, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placement.”  Under the PIPE transaction, we issued, in March 2004, 962,885 of our ordinary shares at an aggregate purchase price of $5.5 million, or $5.712 per ordinary share.  We also issued to the investors warrants to purchase up to 240,722 ordinary shares at an exercise price of $9.012 per share.  The warrants were exercisable for two years from the PIPE’s date of closing. As part of the private placement,  we filed with the SEC a resale registration statement covering the shares purchased in the private placement  (including the shares underlying the warrants); our F-3 (File No. 333-115475) was filed with the SEC on May 13, 2004, while our amended F-3/As were filed on October 15, 2004 and November 26, 2004. The registration was declared effective by the SEC on December 10, 2004.  We incurred expenses of approximately $189,000 in connection with the offering.  Our net proceeds from the offering were approximately $5.3 million. In 2006 and 2005, our investors exercised warrants to purchase 156,469 ordinary shares and 82,064 ordinary shares, respectively. Our net proceeds from these exercises were approximately $1.4 million and $725,000, respectively. The net proceeds of the exercise of the warrants have been used for working capital and general corporate purposes. As of December 31, 2008, approximately $7.4 million has been used for operational expenditures.

Pg 85

Private Placement - 2008.  In February 2008, we raised $2.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants).  For additional information on this PIPE transaction, see “Item 8—Financial Information- Significant Changes—Private Placement.”  Under the PIPE transaction, we issued, in February 2008, 976,563 of our ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants are exercisable for three years from the PIPE’s date of closing. Our net proceeds from the offering were approximately $2.4 million, all of which have been kept for operational expenditures.

ITEM 15T.            CONTROLS AND PROCEDURES

a.           Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2008. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2008, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Pg 86

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2008, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

c.           Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.            CODE OF ETHICS

On February 1, 2004, our Board of Directors adopted our Code of Ethics and Business Conduct, a code that applies to all our directors, officers and other employees of the Company, including our Chief Executive Officer and President, and our Chief Financial Officer and Controller. A copy of the Code of Ethics and Business Conduct was filed as Exhibit 11 to our Annual Report on Form 20-F, filed with the SEC on May 6, 2004.

Our Code of Ethics is publicly also available on our website at www.radcom.com.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the Company’s annual meeting held in September 2008, our shareholders re-appointed Somekh Chaikin, an independent registered public accounting firm, a member firm of KPMG International, or KPMG Somekh Chaikin, to serve as our independent auditors.

Pg 87

KPMG Somekh Chaikin charged the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2008	2007
Audit Fees	$145,000	$120,000
Audit-Related Fees	-	-
Tax Fees	$5,000	$5,000
All Other Fees	-	-

Total	$150,000	$125,000

“Audit Fees” are the aggregate fees billed (for the year) for the audit of our annual financial statements and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed (for the year) for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed (in the year) for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

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

Not applicable.

ITEM 16F.             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Capital Market.  As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements.  The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.

Pg 88

We follow the Companies Law, the relevant provisions of which are summarized in this annual report, rather than comply with the NASDAQ requirements relating to: (i) sending annual reports to shareholders, as described in “Item 10H – Documents on Display” and (ii) shareholder approval with respect to issuance of securities under equity based compensation plans.  NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

PART III

ITEM 17.               FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.               FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this annual report, as noted below:

Pg 89

ITEM 19.               EXHIBITS

The exhibits filed with or incorporated into this annual report are listed below.

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

4.10	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.11	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.12	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.(10)

4.13	Lease Agreement, dated January 22, 2002, between Regus Business Centre and RADCOM Ltd.(11)

4.14	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and RADCOM Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001(10)

4.15	Share and Warrant Purchase Agreement, dated as of March 17, 2004, by and between RADCOM Ltd. and the purchasers listed therein(12)

4.16	Form of Warrant(12)

4.17	Share and Warrant Purchase Agreement, dated as of December 19, 2007, by and between RADCOM Ltd. and the purchasers listed therein(13)

4.18	Form of Warrant - Share and Warrant Purchase Agreement dated December 19, 2007(13)

4.19	Loan Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

Pg 90

Exhibit No.	Description

4.20	Fixed Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.21	Floating Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.22	Security Agreement, dated as of April 1, 2008, by and between RADCOM Equipment Inc., Plenus Management (2004) and the other parties thereto(13)

4.23	Form of Warrant – Loan Agreement, dated as of April 1, 2008(13)

8.1	List of Subsidiaries(14)

11.1	Code of Ethics(12)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(14)

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(14)

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(14)

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(14)

14.1	Consent of KPMG Somekh Chaikin, a member firm of KPMG International, dated June 18, 2009(14)

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996.

(2)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244), filed with the SEC on March 7, 2001.

(3)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246), filed with the SEC on March 7, 2001.

(4)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248) filed with the SEC on March 7, 2001.

(5)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.

(6)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254), filed with the SEC on March 7, 2001.

(7)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13252), filed with the SEC on March 7, 2001.

(8)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236), filed with the SEC on December 28, 2001.

(9)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931), filed with the SEC on January 15, 2004.

(10)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

Pg 91

(11)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001, filed with the SEC on March 27, 2002.

(12)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

(13)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008.

(14)	Filed herewith.

Pg 92

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADCOM LTD.

By:	/s/ David Ripstein
Name: David Ripstein
Title: Chief Executive Officer
Date: June 18, 2009

Pg 93

RADCOM Ltd.

(an Israeli Corporation)
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2008

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Financial Statements as of December 31, 2008 and 2007
and for the years ended December 31, 2008, 2007 and 2006

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3

Consolidated Statements of Operations for the years ended
December 31, 2008, 2007 and 2006	F-5

Consolidated Statements of Shareholders' Equity
for the years ended December 31, 2008, 2007 and 2006	F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2008, 2007 and 2006	F-7

Notes to the Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Radcom Ltd.:

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (an Israeli Corporation) and its subsidiaries (collectively, the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel

June 17, 2009

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Balance Sheets

	December 31
	2008	2007
	US$ thousands	US$ thousands
Assets

Current Assets
Cash and cash equivalents (Note 9A1)	3,513	3,763
Trade receivables, net (Note 9A2) (1)	7,118	5,874
Inventories (Note 9A3)	2,752	3,454
Other current assets (Note 9A4) (2)	973	1,025

Total current assets	14,356	14,116

Assets held for severance benefits (Note 4)	2,496	2,480

Property and equipment, net (Note 3)	989	1,460

Total Assets	17,841	18,056

(1)	Includes balances in the amounts of US$88 thousand and US$289 thousand with related parties as of December 31, 2008 and 2007, respectively. (See also Note 10A).
(2)	Includes balances in the amounts of US$54 thousand and US$235 thousand with related parties as of December 31, 2008 and 2007, respectively. (See also Note 10A).

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Balance Sheets

	December 31
	2008	2007
	US$ thousands	US$ thousands
Liabilities and Shareholders' Equity

Current Liabilities
Trade payables (3)	2,121	1,267
Deferred revenue	1,057	957
Current maturities of long-term loan (Note 5)	1,167	-
Other payables and accrued expenses (Note 9A5) (4)	3,817	4,668

Total current liabilities	8,162	6,892

Long-Term Liabilities
Deferred revenue	277	346
Long-term loan net of current maturities (Note 5)	1,152	-
Liability for employees severance pay benefits (Note 4)	3,265	3,240

Total long-term liabilities	4,694	3,586

Total liabilities	12,856	10,478

Commitments and contingencies (Note 6)

Shareholders' Equity (Note 7)
Share capital *	176	122
Additional paid-in capital	51,474	48,328
Accumulated deficit	(46,665)	(40,872)

Total shareholders' equity	4,985	7,578

Total Liabilities and Shareholders' Equity	17,841	18,056

Zohar Zisapel	David Ripstein	Jonathan Burgin
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Date: June 17,  2009

*
9,997,670 Ordinary Shares of NIS 0.20 par value ("Ordinary Shares") authorized as of December 31, 2008 and 2007, respectively; 5,081,426 and 4,091,222 Ordinary Shares issued and outstanding as of December 31, 2008 and 2007, respectively.

(3)	Includes balances in the amounts of US$37 thousand and US$119 thousand with related parties as of December 31, 2008 and 2007, respectively. (See also Note 10A).
(4)	Includes balances in the amounts of US$167 thousand and US$6 thousand with related parties as of December 31, 2008 and 2007, respectively. (See also Note 10A).

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2008	2007	2006
	US$ thousands(1)	US$ thousands(1)	US$ thousands(1)
Revenues (Note 9B1)(2):
Products	12,480	10,158	20,641
Services	2,758	3,339	2,900
	15,238	13,497	23,541

Cost of revenues(2):
Products	5,523	4,927	7,213
Services	502	466	183
	6,025	5,393	7,396

Gross profit	9,213	8,104	16,145

Operating expenses:
Research and development	6,506	7,378	6,826
Less - royalty-bearing participation (Note 6A1)	2,113	2,096	1,904

Research and development, net	4,393	5,282	4,922

Sales and marketing	7,486	9,279	9,196
General and administrative	2,818	2,391	2,553

Total operating expenses	14,697	16,952	16,671

Operating loss	(5,484)	(8,848)	(526)

Financing income (expenses), net (Note 9B2):
Financing income	109	280	497
Financing expenses	(418)	(15)	(25)
Financing income (expenses), net	(309)	265	472

Loss before taxes on income	(5,793)	(8,583)	(54)
Taxes on income (Note 8)	-	-	-

Net loss	(5,793)	(8,583)	(54)

Loss per share :
Basic and diluted net loss per Ordinary Share (US$)	(1.16)	(2.10)	(0.01)

Weighted average number of Ordinary Shares used to
compute basic and diluted net loss per Ordinary Share	4,995,586	4,084,789	3,973,509

(1)	Except per share amounts
(2)	See note 10B for transactions with related parties

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Shareholders' Equity

	Share capital
			Additional		Total
	Number of		paid-in	Accumulated	Shareholders'
	shares	Amount	capital	deficit	equity
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)
Balance as of
January 1, 2006	3,739,619	107	44,613	(32,235)	12,485

Changes during 2006:

Net loss	-	-	-	(54)	(54)
Stock-based option
compensation	-	-	558	-	558
Exercise of options	161,981	7	967	-	974
Exercise of warrants	156,469	6	1,404	-	1,410

Balance as of
December 31, 2006	4,058,069	120	47,542	(32,289)	15,373

Changes during 2007:

Net loss	-	-	-	(8,583)	(8,583)
Stock-based option
Compensation	-	-	564	-	564
Exercise of options	33,153	2	222	-	224

Balance as of
December 31, 2007	4,091,222	122	48,328	(40,872)	7,578

Changes during 2008:

Net loss	-	-	-	(5,793)	(5,793)
Issuance of shares and warrants,
net of issuance expenses
of US$ 96 thousand	976,563	54	2,350	-	2,404
Issuance of a warrant related
to long-term loan
(Note 5 and Note 7)	-	-	266	-	266
Stock-based option
compensation	-	-	530	-	530
Exercise of options	13,641	* -	(* -)	-	-

Balance as of
December 31, 2008	5,081,426	176	51,474	(46,665)	4,985

*   Less than US$1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands
Cash flows from operating activities:
Net loss for the year	(5,793)	(8,583)	(54)

Adjustments to reconcile net loss to net cash
used in operating activities:

Depreciation	610	687	603
Loss from property and equipment	88	-	7
Stock-based option compensation	530	564	558
Provision for doubtful accounts	460	2	585
Long-term loan discount amortization	85	-	-
Increase in severance pay, net	9	51	135

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(1,704)	3,834	(2,902)
Decrease (increase) in other current assets	130	(195)	(575)
Decrease (increase) in inventories	584	(1,141)	(1,180)
Increase (decrease) in trade payables	865	(1,099)	380
Increase (decrease) in other payables and
accrued expenses	(788)	378	276
Decrease (increase) of accrued interest on short-term
bank deposits and long-term loan	(63)	73	(73)
Increase (decrease) in deferred revenue	31	(589)	(351)

Net cash used in operating activities	(4,956)	(6,018)	(2,591)

Cash flows from investing activities:
Investment in short-term deposits	-	(2,515)	(7,987)
Proceeds from short-term deposits	-	10,502	-
Proceeds from sale of property and equipment	-	-	8
Purchase of property and equipment	(120)	(437)	(327)

Net cash provided by (used in) investing activities	(120)	7,550	(8,306)

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Consolidated Statements of Cash Flows (cont'd)

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands
Cash flows from financing activities:
Exercise of warrants	-	-	1,410
Issuance of a warrant related to long-term loan	266	-	-
Proceeds from issuance of long-term loan
net of issuance expenses US$78 thousand	2,156	-	-
Proceeds from issuance of ordinary shares and
warrants, net of issuance expenses of US$96 thousand	2,404	-	-
Exercise of share options	* -	224	974

Net cash provided by financing activities	4,826	224	2,384

Increase (decrease) in cash and cash equivalents	(250)	1,756	(8,513)

Cash and cash equivalents at beginning of year	3,763	2,007	10,520

Cash and cash equivalents at end of year	3,513	3,763	2,007

Schedule A - Non-Cash Investing Activities

Purchase of property and equipment on credit aggregate US$1 thousand, US$12 thousand and US$72 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

Inventories capitalized as property and equipment aggregate US$118 thousand, US$362 thousand and US$443 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

Schedule B –

Cash paid for interest amounted to US$118 thousand during the year ended December 31, 2008.
No interest paid for the years ended December 31, 2007 and 2006.

*  Less than US$1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 1 - General

A.
Radcom Ltd. (the “Company”) is an Israeli corporation that operates in one business segment of communication networks.  The Company provides innovative network test and service monitoring solutions for communications service providers and equipment vendors.  The Company specializes in Next Generation Wireless and Wireline technologies for Voice, Data and Video. The Company’s products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation.  RADCOM’s shares are listed on both the NASDAQ Capital Market and the Tel Aviv Stock Exchange (“TASE”) under the symbol RDCM. In March 2009, the Company notified the TASE that it does not wish to continue its listing on the TASE, which will become effective on July 1, 2009.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the State of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing of the Company’s products in North America.

In addition, the Company has another subsidiary in Israel. As of December 31, 2008, this subsidiary has no business activities. The Company had another subsidiary in the United Kingdom which dissolved its operations in December 2008.

B.
The Company had significant losses attributable to its operations. The Company has managed its liquidity during this time through a series of cost reduction initiatives, expansion of its sales into new markets, private placement transactions and a venture capital loan. Based on the most current sales and spending projections the Company’s estimated liquidity during the remainder of 2009 will be adequate to satisfy its liquidity requirements to meet the Company’s operating and loan obligations as they come due through calendar year 2009; however, these may be at or near the minimum amount necessary. The Company’s ability to continue as a going concern is substantially dependent on the successful execution of the sales and spending projections referred to above. There is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Note 2 - Significant Accounting Policies

The financial statements are presented in accordance with United States generally accepted accounting principles (US GAAP).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.           Certain definitions

CPI - Israeli Consumer Price Index

NIS - New Israeli Shekel

US$ - United States Dollars

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

B.           Financial statements in US dollars (“dollar” or "dollars")

Most of the Company's revenues are generated in US dollars and outside of Israel (see Note 9B1 regarding geographical distribution) and the majority of the Company’s cost of revenues are incurred primarily in transactions denominated in dollars. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 “Foreign Currency Translation”.

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

C.           Estimates and assumptions

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years. Such estimates include the valuation and useful lives of property and equipment, valuation of accounts receivable and the allowance for doubtful accounts, inventories, allowance for product warranty, legal contingencies, assumptions used in the calculations of income taxes, stock-based compensation and the fair value of financial and equity instruments. These estimates and assumptions are based on management’s best estimates and judgment based on experience, historical data and other factors. Estimates and assumptions are periodically reviewed by management and the effects of any material revisions are reflected in the period that they are determined to be necessary. Actual results however, may vary from these estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D.           Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

E.           Cash and cash equivalents

The Company considers all highly liquid deposit instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

F.           Trade receivables, net

Trade receivables are recorded at cost, net of related allowance for doubtful accounts receivable. Management considers current information and events regarding the customers' ability to repay their obligations in estimating and establishing the allowance for doubtful accounts receivable.

The balance sheet allowance for doubtful accounts receivable for all of the reported periods through December 31, 2008 is based on the Company’s assessment of the collectibility of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.

G.           Inventories

Inventories are stated at the lower of cost or market value. Cost is determined on a "moving average" basis. Inventory write-downs are provided to cover technological obsolescence, excess inventories and discontinued products.
Inventory write-down is measured as the difference between the cost of the inventory and market based upon assumptions about future demand, and is charged to the cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

The Company implements FASB Statement No. 151, Inventory Costs - an Amendment of ARB No. 43, Chapter 4 (Statement 151).  Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, Statement 151 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

H.           Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

I.           Property and equipment

Property and equipment are stated at cost less accumulated depreciation.  Maintenance and repairs are charged to operations as incurred.

Equipment used for research and development (unless no alternative future use exists) and demonstration equipment are capitalized at cost or, when applicable, at production costs.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%
Demonstration and rental equipment	33
Research and development equipment	25 – 50
Manufacturing equipment	15 – 33
Office furniture and equipment	7 – 33
Leasehold improvements	*

* At the shorter of the lease period or useful life of the leasehold improvement.

J.           Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long- Lived Assets”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset.  If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value.  As of December 31, 2008, no impairment losses were identified.

K.           Revenue recognition

1.
Revenue from product sales is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", when the following criteria are met:  (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectibility is probable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Amounts received from customers prior to product shipments are classified as advances from customers. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met. Fair value for each element is established based on the sales price charged when the same element is sold separately.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

K.           Revenue recognition (cont’d)

2.
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

3.
Most of the Company's revenues are generated from sales to independent distributors. The Company has a standard contract with its distributors. Based on this contract, sales to distributors are final and distributors have no rights of return or price protection. The Company is not a party to the agreements between distributors and their customers.

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

L.           Research and development costs

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

M.           Government grants

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (specifically, the Office of the Chief Scientist - the "OCS") in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales, when the related sales are recognized.  See also Note 6A.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

N.           Allowance for product warranty

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. The provision for warranties for all periods through December 31, 2008, is determined based upon the Company's past experience.

The followings are the changes in the liability for product warranty from January 1, 2007 to December 31, 2008:

US$
(in thousands)
Balance at January 1, 2007	355
Accrual for warranties issued during the year	193
Reduction for payments and costs to satisfy claims	(328)
Balance at December 31, 2007	220
Accrual for warranties issued during the year	108
Reduction for payments and costs to satisfy claims	(192)
Balance at December 31, 2008	136

O.           Share-based compensation

At December 31, 2008, the Company has several employee compensation plans which are described more fully in Note 7. Effective January 1, 2006, the Company has adopted SFAS No. 123(R) “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No. 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the United States Securities and Exchange Commissions (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) which relates to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R).  The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Share-based compensation expense recognized in the consolidated statement of operations under SFAS No. 123(R) amounted to US$530 thousand, US$564 thousand and US$558 thousand, for the years ended December 31, 2008, 2007 and 2006, respectively.

SFAS No. 123(R) requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statements of operations. Prior to the adoption of SFAS No. 123(R), the Company accounted for share-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”).

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

O.           Share-based compensation (cont’d)

SFAS No. 123(R) requires forfeitures to be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. The estimate is based on the Company’s historical rates of forfeiture as an indication of future expectations. Share-based compensation expense recognized in the Company’s consolidated statement of operations for fiscal years 2008, 2007 and 2006 includes (i) compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123 and (ii) compensation expense for the share-based payment awards granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R).
Since share-based compensation expense recognized in the consolidated statements of operations for fiscal years 2008, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures.

P.           Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".  Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.  The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized.

Q.           Income tax uncertainties

Beginning with the adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

R.           Loss per share

Basic and diluted loss per ordinary share are presented in conformity with SFAS No. 128 "Earnings Per Share", for all years presented. Basic loss per ordinary share is computed by the dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period plus any additional ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.
Due to the net loss incurred in fiscal years 2008, 2007 and 2006, the diluted loss per share was the same as basic, because any potentially dilutive securities would have reduced the loss per share.
Certain securities were not included in the computation of diluted loss per share since they were anti-dilutive. The total number of shares related to the outstanding options and warrants excluded from the calculation of diluted net loss per share was 1,243,339 as of December 31, 2008 (as of December 31, 2007: 773,889, as of December 31, 2006: 667,455).

S.           Recently adopted accounting pronouncement

1.
On January 1, 2008, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Statement No. 157, "Fair Value Measurements", for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis (“Statement 157”). Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Staff Position FAS 157-2, "Effective Date of FASB Statement No. 157", delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Adopting Statement 157 on January 1, 2008 had no impact on the Company’s consolidated results of operations and financial position.

On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company anticipates that the impact, if any, of applying these provisions will be immaterial on its consolidated financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active", which was effective immediately (“FSP FAS 157-3”). FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The adoption of FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

S.           Recently adopted accounting pronouncement (cont’d)

2.
In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends SAB 107, "Share-Based Payment". SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing the expected life assumption in accordance with FASB Statement No. 123(R). The use of the “simplified” method, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company currently uses simplified estimates and expects to continue using such method until historical exercise data will provide useful information to develop expected life assumption.

T.           Recently Issued Accounting Pronouncements - Not Yet Adopted

1.
In December 2007, the FASB issued FASB Statement No. 141R, "Business Combinations" (“Statement 141R”) and FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51" (“Statement 160”). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company believes adopting Statement 141R and Statement 160 will have no impact on its consolidated results of operations and financial position.

2.
In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB statement No.133" (“Statement 161”). Statement 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of the derivative instruments on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning on or after November 15, 2008. The adoption of Statement 161 is not expected to have a material effect on the Company’s future consolidated results of operations and financial condition.

3.
In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock". This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. The impact of adopting EITF 07-5 is discussed in Note 7A4.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2 - Significant Accounting Policies (cont'd)

T.           Recently Issued Accounting Pronouncements - Not Yet Adopted (cont’d)

4.
In May 2009, the FASB issued FASB Statement No. 165, "Subsequent Events", addressing accounting and disclosure requirements related to subsequent events (“Statement 165”). Statement 165 requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies will be required to disclose the date through which subsequent events have been evaluated. Statement 165 is effective for interim or annual financial periods ending after June 15, 2009 and should be applied prospectively. The adoption of Statement 165 is not expected to have a material effect on the Company’s financial statements.

U.           Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

Note 3 - Property and Equipment, Net

A.           Composition of assets, grouped by major classification, is as follows:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Cost
Demonstration and rental equipment	2,067	2,067
Research and development equipment	3,647	3,697
Manufacturing equipment	1,156	1,438
Office furniture and equipment	1,042	1,051
Leasehold improvements	398	384
	8,310	8,637
Accumulated depreciation
Demonstration and rental equipment	1,918	1,889
Research and development equipment	3,215	2,970
Manufacturing equipment	984	1,151
Office furniture and equipment	939	910
Leasehold improvements	265	257
	7,321	7,177

	989	1,460

B.	Depreciation expenses amounted to US$610 thousand, US$687 thousand and US$603 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 4 - Liability for Employees’ Severance Pay Benefits

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is partially provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included in the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included in the balance sheet represent the current redemption value of the Company's contributions made to severance pay funds and to insurance policies.

The Company may make withdrawals from the funds only upon complying with the Israeli severance pay law or labor agreements.  Severance pay expenses for the years ended December 31, 2008, 2007 and 2006 amounted to US$704 thousand, US$766 thousand and US$725 thousand, respectively.

Note 5 - Long-term Venture Loan

On April 1, 2008, the Company closed a US$2.5 million venture loan from Plenus, an Israeli venture-lending firm. The loan is for a period of three years, and bears interest at the rate of 10% per annum, paid quarterly commencing April 2008. In April 2009, the Company paid US$500 thousand of the principal of the loan. Following this payment the remaining balance of the loan is repayable in monthly installments of approximately US$83 thousand commencing May 2009 through April 2011. As part of the loan agreement, the Company granted Plenus a fixed charge over its intellectual property assets and a floating charge over its assets, the US subsidiary granted Plenus a security interest over its assets, and  the Company’s subsidiaries provided Plenus with guaranties with respect to the loan (see Note 6E). The agreement also limits the Company’s ability to assume additional debt or perform certain transactions without the consent of Plenus.

The loan agreement includes financial covenants which relate to the level of revenues, operating income and cash balances of the Company. Under these covenants, there is a minimum cash balance requirement. As long as the Company’s available cash is equal to or greater than twice the outstanding loan balance, the company shall not be required to comply with any additional financial covenants, otherwise the company will need to comply with two financial covenants according to which: (1) the Company’s revenues or bookings commencing from the date of receiving the loan need to be at least US$2.5 million per quarter (US$3 million commencing Q1 2009), and (2) the Company’s operating loss per quarter may not exceed US$1 million. Notwithstanding the foregoing, it shall not be deemed to be in breach of this operating loss financial covenant if during any of the quarters its operating loss exceeds US$1 million, if the Company’s cumulative operating losses during such quarter and the immediately preceding and immediately ensuing financial quarter are less than US$3 million in the aggregate. As of December 31, 2008, the Company was not in breach of the applicable financial covenants. In May 2009, following the repayment of US$500 thousand of the loan principal amount, as mentioned above, Plenus granted to the Company a waiver with respect to any claims of default under the financial covenants as of March 31, 2009. While the Company believes that it will comply with the financial covenants, there is no assurance that it actually will be able to comply with them during any applicable financial quarter subsequent to the first quarter of 2009.

In addition, the Company granted Plenus a warrant (see Note 7A4) to purchase up to 175,781 ordinary shares with an exercise price of US$2.56 per share for a total amount of US$450 thousand. The warrant is exercisable for a period of five years.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 5 - Long-term Venture Loan (cont’d)

The Company accounted for the transaction in accordance with APB 14, “Accounting for Convertible debt and debt issued with stock purchase warrants”. As such, the proceeds from the issuance of the loan with detachable share purchase warrants were allocated between the two instruments based on relative fair values. In accordance with EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the warrants met the criteria for equity classification and are presented in the balance sheet in equity (see also Note 7A4). In addition, the Company incurred costs of US$78 thousand paid to third parties in connection with the loan. The issuance costs are amortized over the term of the loan using the effective interest method.

Note 6 - Commitments and Contingencies

A.           Royalty commitments

1.
The Company receives research and development grants from the OCS. In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage on revenues from products developed from research and development projects financed. Royalty rates were 3.5% in 2004 and subsequent years. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the LIBOR rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2008 were US$29.1 million. The accumulated interest as of December 31, 2008 was US$4 million. As of December 31, 2008, the accumulated royalties paid to the OCS were US$7.7 million. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$25.4 million as of December 31, 2008.

Royalties expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2008, 2007 and 2006 were US$533 thousand, US$412 thousand and US$807 thousand, respectively.

2.
According to the Company's agreements with the Israel - US Bi-National Industrial Research and Development Foundation ("BIRD-F"), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F's grant (linked to the United States Consumer Price Index) relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by BIRD-F, the Company is not obligated to pay royalties or repay the grants.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 6 - Commitments and Contingencies

A.           Royalty commitments

2.           (cont’d)

The total research and development funds that the Company has received from the BIRD-F as of December 31, 2008, were US$340 thousand.  Accordingly, as of December 31, 2008, the Company is required to pay royalties up to an amount of US$510 thousand, plus linkage to the United States Consumer Price Index in the amount of US$109 thousand, or a total of US$619 thousand. As of December 31, 2008, the accumulated royalties paid to the BIRD-F were US$296 thousand. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately US$323 thousand as of December 31, 2008.

Royalties expenses relating to the BIRD-F grants included in cost of sales for the years ended December 31, 2008, 2007 and 2006 were less than US$1 thousand for each of these years.

B.           Operating leases

1.	Premises occupied by the Company and the US Subsidiary are rented under various rental agreements part of which are with related parties (see Note 10) .

The rental agreements for the premises in Tel Aviv, Israel, Beijing, China and New Jersey, United States, expire up to January 15, 2011. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2008, were as follows:

Year ended December 31	US$ thousands

2009	657
2010	117
2011	5

Rental and maintenance expenses (net of sublease income from premises under sublease agreements) amounted to US$753 thousand, US$740 thousand and US$684 thousand, for the years ended December 31, 2008, 2007 and 2006, respectively.

2.	The Company leases motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2008, non-cancelable operating rentals for motor vehicles were payable as follows:

Year ended December 31	US$ thousands

2009	313
2010	234
2011	171
2012	96

During 2008, 2007 and 2006, an amount of US$511 thousand, US$565 thousand and US$554 thousand, respectively, was recognized as an expense in the consolidated statement of operations in respect of operating leases for motor vehicles.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 6 - Commitments and Contingencies (cont’d)

C.           Legal proceedings

In November 2005, the Company was served with a claim by Qualitest Ltd. (“Qualitest”), an Israeli company that was formerly a nonexclusive distributor for the Company's products in Israel, for the total sum of approximately US$623 thousand. Qualitest claimed that the Company breached an exclusive distribution agreement.  In December 2005, the Company filed a statement of defense against the claim asserting that an exclusive distribution agreement was never signed between the parties, and included a counterclaim in the amount of approximately US$131 thousand for unpaid invoices. The claims have been brought before an arbitrator. In June 2006, Qualitest paid the Company US$69 thousand in accordance with a partial verdict of the arbitrator. In June 2007, Qualitest paid the Company US$18 thousand and by that and the partial verdict, settled the Company’s counterclaim. In July 2007, the arbitrator accepted Qualitest's claim against the Company and instructed the Company to pay US$310 thousand to Qualitest, in addition to US$31 thousand as expenses to Qualitest. The Company has included in its 2007 financial statements an expense for the full amount in "Sales and marketing expenses". In August 2007, the Company filed a request with the District Court in Tel Aviv to annul the arbitration award. In June 2008, the District Court denied the Company’s request and the Company paid to Qualitest the required amounts.

D.	Bank guarantee

The Company has granted a bank performance guarantee in favor of one of its customers in the amount of US$ 335 thousand. The guarantee will expire on December 31, 2009.

E.           Guarantees and charges - Plenus

As part of the long-term venture loan agreement (see Note 5), the Company granted a fixed charge over its intellectual property asset and a floating charge over its assets, the US subsidiary granted Plenus a security interest over its assets, and the Company’s subsidiaries provided Plenus with guarantees with respect to the loan.

Note 7 - Shareholders' Equity

A.           Share capital

1.           The Company’s share capital is comprised of the following:

	December 31, 2008
	Authorized	Issued	Outstanding
	Number of shares

Ordinary Shares of NIS 0.20 par value (i)	9,997,670	* 5,081,426	* 5,081,426

	December 31, 2007
	Authorized	Issued	Outstanding
	Number of shares

Ordinary Shares of NIS 0.20 par value (i)	9,997,670	* 4,091,222	* 4,091,222

*	This number does not include 5,189 Ordinary Shares, which are held by a subsidiary, and 30,843 Ordinary Shares which are held by the Company (see i (b) below).

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7 - Shareholders' Equity (cont’d)

A.           Share capital (cont’d)

1.           The Company’s share capital is comprised of the following (cont’d):

(i)	(a)	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

(b)	In March and April 2001, the Company purchased 30,843 shares of the Company's Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

2.
On March 29, 2004, the Company closed a private placement transaction (the "PIPE 2004").  Under the PIPE investment, the Company issued 962,885 of the Company's Ordinary Shares to investors (investors in the PIPE 2004 included certain existing shareholders of the Company) at an aggregate purchase price of US$5,500 thousand or US$5.712 per Ordinary Share. The Company also issued to the investors warrants to purchase up to 240,722 Ordinary Shares at an exercise price of US$9.012 per share.  The warrants were exercisable for two years from the closing of the PIPE. 238,533 of the warrants were exercised during 2005 and 2006 and the remaining 2,189 warrants expired during 2006.

3.
On February 3, 2008, the Company closed a private placement transaction (the "PIPE 2008"). Under the PIPE investment, the Company issued 976,563 ordinary shares to investors (investors in the PIPE 2008 included certain existing shareholders and directors of the Company) at an aggregate purchase price of US$2,500 thousand or US$2.56 per Ordinary Share. The Company also issued to the investors warrants to purchase one ordinary share for every three ordinary shares purchased by each investor in the PIPE 2008 (up to 325,520 shares) for an exercise price of US$3.20 per ordinary share. The warrants are exercisable for three years from the closing of the PIPE 2008. As at December 31, 2008, no warrants were exercised.

4.
On April 1, 2008, in connection with the venture loan (see Note 5), the Company granted Plenus a warrant to purchase up to 175,781 ordinary shares with an exercise price of US$2.56 per ordinary share for a total amount of US$450 thousand. The warrant is exercisable for a period of five years. The Company also granted Plenus registration rights in respect of the shares underlying the warrant. In August 2008, the Company filed a registration statement with the SEC. The loan agreement stipulates certain conditions for the Company to maintain the effectiveness of the registration statement.

The exercise price (and consequently the number of shares to be issued) is subject to certain adjustments should the Company issue additional shares or convertible securities of the Company at an effective price per share which is lower that the exercise price (“the Down-Round Protection”). Other adjustments to the exercise price include M&A transactions, payment or distribution of certain dividends, subdivision or combination of outstanding shares. As of December 31, 2008, the warrant was not exercised.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7 - Shareholders' Equity (cont’d)

A.           Share capital (cont’d)

4.           (cont’d)

As a result of the adoption of EITF 07-5 effective January 1, 2009 and due to the Down Round Protection of the warrant as described above, the warrant is to be separately accounted for as a derivative under SFAS 133 and will no longer be recorded in equity, but rather a liability.

EITF 07-5 will be initially applied by recording a cumulative-effect adjustment to opening retained earnings as of January 1, 2009, for the effect of accounting for the warrant as a liability.

On January 1, 2009, the Company will record a cumulative effect of change in accounting principle as reflected in the following table:

		Effect of
	December 31	Adoption of		January 1
	2008	EITF 07-5		2009
	US$ thousands	US$ thousands		US$ thousands

Additional paid-in capital	51,474	(266	)(1)	51,208
Accumulated deficit	(46,665)	233	(2)	(46,432)

Long-term liability – Plenus warrant	-	33	(3)	33

		-

(1)	Reflects the fair value of the warrant based on B&S model, as of April 1, 2008, the loan agreement closing date.
(2)	Reflects the cumulative change in the fair value of the warrant between April 1, 2008 and December 31, 2008.
(3)	Reflects the fair value of the warrant based on B&S model, as of December 31, 2008.

At each reporting date subsequent to January 1, 2009, the warrant will be revalued and any changes in its fair value will be included in the consolidated statement of operations.

5.
On May 6, 2008, the Company’s shareholders approved a one-to-four reverse share split. The purpose of the reverse share split was to enable the Company to continue to comply with the minimum $1.00 bid price of the Nasdaq Capital Market. The reverse share split became effective on June 16, 2008. Immediately after the reverse share split, the total number of ordinary shares was reduced from 20,303,638 to 5,076,174. Share and per share amounts for all periods herein have been restated in order to reflect the impact of such reverse share split.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

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

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7 - Shareholders' Equity (cont'd)

B.           Share option plans (cont'd)

1.           The Company has granted options under option plans as follows (cont'd):

f.	The 2003 Share Option Plan

The 2003 Share Option Plan (the "2003 Share Option Plan") grants options to purchase Ordinary Shares.  These options are granted pursuant to the 2003 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company’s Board of Directors (the “Board”) elected the "Capital Gains Route".

2.	Grants in 2008, 2007 and 2006 were at exercise prices that reflect the market value of the Ordinary Shares at the date of grant.

3.
Following is the stock option data as of December 31, 2008 and 2007, the Radcom 3(9) Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan:

	December 31, 2008
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years

Radcom 3(9) Plan	28,750	-	12.5-23	3-6	10
International Plan	57,114	29,402	0.00 – 11.88	3 - 4	7 - 10
2000 Share Option Plan	49,714	-	0.00 – 24.5	3	10
2001 Share Option Plan	37,688	-	5.796 – 7.36	3 - 4	10
2003 Share Option Plan	235,772	303,598	0.91-18.28	2 - 4	7 - 10
	409,038	333,000

	December 31, 2007
					Expiration (from
	Vested	Unvested	Exercise price	Vesting period	resolution date)
	No. of options		US$	Years	Years

Radcom 3(9) Plan	86,250	-	9.5 – 23	3 - 6	10
International Plan	55,809	39,013	0.00 – 11.88	3 - 4	7 - 10
2000 Share Option Plan	55,784	-	0.00 – 24.5	3	10
2001 Share Option Plan	47,937	-	5.796 – 7.36	3 - 4	10
2003 Share Option Plan	190,922	298,174	3.96 – 18.28	2 - 4	7 - 10
	436,702	337,187

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7 - Shareholders' Equity (cont'd)

B.           Share option plans (cont'd)

4.	Stock options under the Radcom 3(9) Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan are as follows for the periods indicated:

		Weighted
		average
	Number of	exercise
	options	price
		US$

Options outstanding as at January 1, 2006	778,029	9.064

Granted	79,549	10.792
Exercised	(161,981)	6.012
Expired	(4,234)	35.768
Forfeited	(23,908)	8.416

Options outstanding as at December 31, 2006	667,455	9.864

Granted	248,515	5.50
Exercised	(33,153)	6.736
Expired	(58,606)	16.952
Forfeited	(50,322)	8.22

Options outstanding as at December 31, 2007	773,889	8.169

Granted	175,377	2.734
Exercised	(13,641)	-
Expired	(35,000)	9.5
Forfeited	(158,587)	10.715

Options outstanding as at December 31, 2008	742,038	6.948

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	options	price	contractual life	value
		US$	In years	US$ thousands

Vested and expected to vest
at December 31, 2008	679,261	7.59	5.675	4.4

(1)
At December 31, 2008, 2007 and 2006, the number of options exercisable was 409,038, 436,702 and 444,691 respectively, and the total number of authorized options was 884,343, 897,930 and 788,081, respectively.

(2)	The aggregate intrinsic value of options exercised during 2008, 2007 and 2006 was approximately US$8 thousand, US$147 thousand and US$1,631 thousand, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7 - Shareholders' Equity (cont'd)

B.           Share option plans (cont'd)

5.
Stock options under the Radcom 3(9) Plan, the Radcom Bonus Plan, the International Plan, the 2000 Share Option Plan, the 2001 Share Option Plan and the 2003 Share Option Plan are as follows for the periods indicated: (cont’d)

	Options outstanding at December 31, 2008			Options exercisable at December 31, 2008
			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise price	Number	average	Remaining	Number	average	Remaining
(US$ per share)	outstanding	Exercise price	Contractual life	outstanding	Exercise price	Contractual life
		(in US$)	(in years)		(in US$)	(in years)
0.00	10,932	-	1.555	10,932	-	1.555
0.91-6.32	419,187	4.219	5.457	133,170	5.00	4.499
7-9.8	219,424	8.151	5.682	191,393	8.129	5.466
10.52-12.252	43,994	11.469	4.173	29,851	11.493	3.543
16.72 – 24.5	48,501	22.549	2.467	43,692	23.086	1.956

	742,038			409,038

The aggregate intrinsic value of options exercisable at December 31, 2008 was approximately US$ 4.4 thousand.

6.	The weighted average fair values of options granted during the years ended December 31, 2008, 2007 and 2006 were:

	For exercise price (in US$) on the grant date that:
	Equals market price of the underlying share			Less than market price of the underlying share
	Year ended December 31			Year ended December 31
	2008	2007	2006	2008	2007	2006

Weighted average exercise prices	2.734	5.508	10.792	-	-	-
Weighted average fair values on grant date	1.715	3.596	7.66	-	-	-

7.	The following table summarizes the departmental allocation of the Company’s share-based compensation charge:

	Year ended December 31,
	2008	2007	2006
	US$ (in thousands)

Cost of sales	18	18	14
Research and development	114	123	113
Selling and marketing	177	203	193
General and administrative	221	220	238

	530	564	558

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7 - Shareholders' Equity (cont'd)

C.           Share-based compensation

The unamortized balance of the compensation expenses according to SFAS No. 123 (R) in respect of these stock options amounted to US$416 thousand as of December 31, 2008, of which US$267 thousand will be amortized in the year ended December 31, 2009 and US$149 thousand will be amortized in accordance with the vesting period of the options by the end of fiscal 2012.

The Company adopted SFAS No. 123 (R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006. The Company’s consolidated financial statements as of and for the years ended December 31, 2008, 2007 and 2006 reflect the impact of SFAS No. 123 (R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123 (R).  Share-based compensation expense recognized under SFAS No. 123 (R) for fiscal 2008 and 2007 were US$530 and US$564 thousand, respectively (see Note 2O).

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes option pricing model with the following assumptions:

1.           The current price of the stock on the grant date is the market value of such date;

2.           The dividend yield is zero percent for all relevant years;

3.	Risk free interest rates are as follows:

%

Year ended December 31, 2006	4.5 – 5.0
Year ended December 31, 2007	3.9 – 4.9
Year ended December 31, 2008	2.4 – 3.5

4.	Each option granted has an expected life of 4 - 5.5 years (as of the date of grant); and

5.
Expected annual volatility is 71% - 79%, 73% - 85% and 74% - 100% for the years ended December 31, 2008, 2007 and 2006, respectively. This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Actual historical changes in the market value of the Company’s stock were used to calculate the volatility assumption, as management believes that this is the best indicator of future volatility.

Note 8 - Taxes on Income

A.	Israel Tax Reform

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (“Amendment 147”). Amendment 147 provides for a gradual reduction in the company tax rate in the following manner: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, beginning in 2010, upon Israel’s reduction of the company tax rate to 25%, real capital gains will be subject to a tax of 25%.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8 - Taxes on Income (cont'd)

B.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959

1.
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

2.           Changes to the Law

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

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8 - Taxes on Income (cont’d)

B.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (cont’d)

2.           Changes to the Law (cont’d)

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

In the event of failure to comply with these conditions, the tax benefits may be cancelled, and the Company may be required to refund the amount of the cancelled benefits, with the addition of linkage differences and interest. See Note 8B.3. below.

3.           Programs

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

In December 2005, based on the changes to the Law, the Company notified the Israeli Income Tax Authorities that the Company chose the 2004 fiscal year as the elected year for an additional expansion of its Approved Enterprise.

The Company has not utilized any benefits with respect to these programs.

4.           Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property and equipment relating to its Approved Enterprise. The Company has not utilized this benefit.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8 - Taxes on Income (cont’d)

C.	Measurement of results for tax purposes under the Israeli Inflationary Adjustments Law, 1985 (the "Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, the Company's results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI.

On February 26, 2008, the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

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

D.           Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2004.

E.           Tax loss carryforwards

The Company's tax loss carryforwards were approximately US$38,500 thousand as of December 31, 2008. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

F.           US Subsidiary

1.           The US subsidiary is taxed under United States federal and state tax rules.

2.
The US subsidiary's tax loss carry forwards amounted to approximately US$11,063 thousand and US$6,621 thousand as of December 31, 2008 for federal and state tax purposes, respectively. Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2009 – 2026 for federal tax purpose and in the years 2009 – 2013 for state tax purpose.

3.	The US subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2004 tax year can be regarded as final.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8 - Taxes on Income (cont'd)

G.           Deferred taxes

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2008	2007
	US$ thousands	US$ thousands
Deferred tax assets:
Tax loss carryforwards	13,782	12,399
Allowance for doubtful accounts	263	143
Severance pay	192	190
Vacation pay	272	317
Research and development	495	615
Employees’ stock option compensation	4	13
Other	48	6
	15,056	13,683
Less: valuation allowance	(15,056)	(13,683)
Net deferred tax assets	-	-

The valuation allowance for deferred tax assets as of January 1, 2008, and 2007, was US$13,683 thousand and US$10,203 thousand, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2008, 2007 and 2006, was an increase of US$1,373 thousand, US$3,480 thousand and a decrease of US$329 thousand, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforwards are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment.  In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management believes that it is more likely than not that the Company will not realize its deferred tax assets at December 31, 2008 and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

The 2007 comparative amounts differ slightly from those originally reported by the Company as they have been modified to correct immaterial errors.

H.           Reconciliation of the theoretical tax expense (benefit) and the actual tax expense (benefit)

The components of income (loss) before taxes on income are as follows:

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Israel	(5,876)	(8,694)	285
Non Israel	83	111	(339)
Loss before taxes on income	(5,793)	(8,583)	(54)

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8 - Taxes on Income (cont'd)

H.	Reconciliation of the theoretical tax expense (benefit) and the actual tax expense (benefit) (cont’d)

A reconciliation of the theoretical tax expense (benefit), assuming all income is taxed at the Israeli statutory rates of 27% for the year ended December 31, 2008, 29% for the year ended December 31, 2007 and 31% for the year ended December 31, 2006, and the actual tax expense, is as follows:

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Loss before income taxes, as reported in the statements of operations	(5,793)	(8,583)	(54)

Theoretical tax expense (benefit)	(1,564)	(2,489)	(17)

Increase (decrease) in income taxes resulting from:
Tax rate differential on non-Israeli subsidiaries	11	(99)	(40)
Non-deductible share-based compensation expenses	132	173	173
Other non-deductible operating expenses	50	73	83
Losses and timing differences for which no deferred taxes were recorded	1,340	2,966	441
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	(35)	(31)	(139)
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	66	(593)	(501)

Taxes on income	-	-	-

•
In 2007 and 2006 difference also resulted from differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company) and the exchange rate of Israeli currency relative to the dollar.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8 - Taxes on Income (cont'd)

I.           Accounting for uncertainty in income taxes

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

As of January 1, 2007 and 2008 and for the twelve-month periods ended December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli Tax Authorities for the tax years beginning in 2005. The US tax returns of the US subsidiary remain subject to examination by the US tax authorities for the tax years beginning in 2005.

Note 9 - Supplementary Financial Statement Information

A.           Balance Sheet

1.           Cash and cash equivalents

As of December 31, 2008, cash and cash equivalents include short-term deposits denominated in US dollars: US$1,001 thousand and NIS: US$593 thousand (December 31, 2007, US dollars: US$1,087 thousand, NIS: US$13 thousand and Euro: US$574 thousand). As of December 31, 2008, these deposits bear interest at rates ranging from 0.67%-4.50% (December 31, 2007 interest at rates ranging from 3.50%-5.35%).

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 9 - Supplementary Financial Statement Information (cont'd)

A.           Balance Sheet (cont'd)

2.           Trade receivables, net

As of December 31, 2008 and 2007, trade receivables were presented net of an allowance for doubtful accounts of US$1,059 thousand and US$688 thousand, respectively.

The following table reflects the changes in allowance for doubtful accounts:

US$
(in thousands)
Balance at December 31, 2006	690
Additions during 2007	2
Deductions during 2007	(4)

Balance at December 31, 2007	688
Additions during 2008	460
Deductions during 2008	(89)

Balance at December 31, 2008	1,059

3.           Inventories

	December 31
	2008	2007
	US$ thousands	US$ thousands
Raw materials	725	859
Work in process	627	761
Finished products	1,400	1,834

	2,752	3,454

4.          Other current assets

	December 31
	2008	2007
	US$ thousands	US$ thousands
Value Added Tax authorities	81	93
Government of Israel – OCS receivable	260	268
Prepaid expenses	424	373
Others	208	291

	973	1,025

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 9 - Supplementary Financial Statement Information (cont'd)

A.           Balance Sheet (cont'd)

5.           Other payables and accrued expenses
	December 31
	2008	2007
	US$ thousands	US$ thousands
Employees and employee institutions	2,068	2,425
Royalties – OCS payable	363	338
Commissions payable	365	276
Other royalties payables	11	41
Allowance for product warranty	136	220
Advances from customers	228	279
Government of Israel tax authorities	59	50
Others	587	1,039

	3,817	4,668

6.           Monetary balances in non-dollar currencies
	December 31, 2008
	Israeli currency		Other
	Not linked	Linked to the	non-dollar
	to the dollar	Dollar	currency
	US$ thousands	US$ thousands	US$ thousands

Current assets	958	-	1,858
Current liabilities	2,583	363	243

	December 31, 2007
	Israeli currency		Other
	Not linked	Linked to the	non-dollar
	to the dollar	dollar	currency
	US$ thousands	US$ thousands	US$ thousands

Current assets	520	-	2,228
Current liabilities	2,568	350	10

The tables above reflect, at the balance sheet dates, the exposure of the Company's monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 9 - Supplementary Financial Statement Information (cont'd)

A.           Balance Sheet (cont'd)

7.           Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term deposits, trade receivables, trade and other accounts payable, loans and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value. The long term loan as of December 31, 2008 is presented at carrying value that does not materially differ from its fair value.

B.           Statement of operations

1.           Sales

(a)           Sales - classified by geographical destination:
	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

North America	2,480	4,315	7,611
Europe	6,256	5,685	9,443
Far East	2,385	1,541	2,590
South America	3,835	1,248	2,622
Other	282	708	1,275

	15,238	13,497	23,541

The amount of the Company's export sales was approximately US$15.0 million, US$13.0 million and US$23.0 million in 2008, 2007 and 2006, respectively.

(b)           Principal customers

In North America, the Company sells its products directly to end-users or through independent manufacturers’ representatives. Outside North America the Company sells its products primarily through a global network of independent distributors for resale to end-users.

In 2008, the Company had two distributors whose purchases contributed to more than 10% of the total consolidated sales each; one distributor in South America whose purchases contributed US$2,860 thousand to the total consolidated sales and another distributor in Europe which contributed US$1,891 thousand. During 2007, no customer had purchases of more than 10%. In 2006, the Company had one customer in North America whose purchases contributed more than 10% of the total consolidated sales in the amount of US$2,837 thousand.

(c)           Substantially all Company's long-lived assets are located in Israel.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 9 - Supplementary Financial Statement Information (cont'd)

B.           Statement of operations (cont'd)

2.           Financing income (expenses), net

Comprised of:
	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands
Financing income:
Interest from banks	109	280	497

	109	280	497
Financing expenses:
Interest and bank charges on short- term
bank credit	(11)	(15)	(19)
Interest and amortization of discount on long-term loan	(266)	-	-
Exchange translation loss, net	(141)	-	(6)
	(418)	(15)	(25)

Financing income (expenses), net	(309)	265	472

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

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services.  Such amounts expensed by the Company are disclosed in Note 10B below as "Cost of sales, Sales and marketing, General and administrative expenses".  Additionally, certain entities within the RAD-BYNET Group perform research and development on behalf of the Company.  Such amounts expensed by the Company are disclosed in Note 10B below as "Research and development, gross".

3.	The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into its product line.

Such purchases by the Company are disclosed in Note 10B as "Cost of Sales" and as "Research and development, gross".

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 10 - Related Party Balances and Transactions (cont’d)

4.
The Company is party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel and in certain parts of the West Bank and Gaza Strip.

Revenues related to this distribution agreement are included in Note 10B below as "Sales". The remainder of the amount of "Sales" included in Note 10B below is comprised of sales of the Company's products to entities within RAD-BYNET Group.

A.           Balances with related parties

	December 31
	2008	2007
	US$ thousands	US$ thousands
Receivables:
Trade	88	289
Other current assets	54	235

Accounts payable:
Trade	37	119
Other payables and accrued expenses	167	6

B.           Expenses to or income from related parties

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands
Income:
Sales	188	407	335

Expenses:
Cost of sales	246	104	98

Operating expenses:
Research and development, gross	235	222	196
Sales and marketing*	218	196	192
General and administrative	78	88	90

*	Sales and marketing includes US$5 thousand rental revenue from a sublease agreement with an affiliate of the Company's principal shareholders.

C.	Acquisition of fixed assets from related parties amounted to US$39 thousand, US$24 thousand and US$6 thousand in the years ended December 31, 2008, 2007 and 2006, respectively.

Radcom Ltd. (An Israeli Corporation)
and its subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

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

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base.

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

The Company relies on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. The Company does not have any long-term supply agreements with any third-party manufacturer. If the Company's assembly services are reduced or interrupted, the Company's business, financial condition and results of operations could be adversely affected until the Company is able to establish sufficient assembly services supply from alternative sources. Alternative manufacturing sources may not be able to meet the Company's future requirements, and existing or alternative sources may not continue to be available at favorable prices.

The Company’s revenues in any period generally have been, and may continue to be, derived from relatively small numbers of sales with relatively high average revenues per order. Therefore, the loss of any orders or delays in closing such transactions could have an adverse effect on the Company’s operations and financial results.