Form 20-F
period 2009-12-31
RADCOM LTD
filed 2010-03-25
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the closing of the period covered by the annual report:  As of December 31, 2009, there were 5,102,778 Ordinary Shares, NIS 0.20 par value per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐ No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

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

Except for the historical information contained herein, the statements contained in this annual report on Form 20-F (this “Annual Report”) are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Item 3—Key Information—Risk Factors” and elsewhere in this Annual Report.

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

Pg 2

TABLE OF CONTENTS

PART I			1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1

ITEM 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
	B.	CAPITALIZATION AND INDEBTEDNESS	3
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
	D.	RISK FACTORS	3

ITEM 4.	INFORMATION ON THE COMPANY		21
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	21
	B.	BUSINESS OVERVIEW	22
	C.	ORGANIZATIONAL STRUCTURE	38
	D.	PROPERTY, PLANTS AND EQUIPMENT	39

ITEM 4A.	UNRESOLVED STAFF COMMENTS		39

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		39
	A.	OPERATING RESULTS	43
	B.	LIQUIDITY AND CAPITAL RESOURCES	49
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	55
	D.	TREND INFORMATION	55
	E.	OFF–BALANCE SHEET ARRANGEMENTS	56
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		57
	A.	DIRECTORS AND SENIOR MANAGEMENT	57
	B.	COMPENSATION	59
	C.	BOARD PRACTICES	61
	D.	EMPLOYEES	64
	E.	SHARE OWNERSHIP	64

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		65
	A.	MAJOR SHAREHOLDERS	65
	B.	RELATED PARTY TRANSACTIONS	66
	C.	INTERESTS OF EXPERTS AND COUNSEL	67

ITEM 8.	FINANCIAL INFORMATION		67
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	67
	B.	SIGNIFICANT CHANGES	68

ITEM 9.	THE OFFER AND LISTING		68
	A.	OFFER AND LISTING DETAILS	68
	B.	PLAN OF DISTRIBUTION	70

Pg i

	C.	MARKETS	70
	D.	SELLING SHAREHOLDERS	70
	E.	DILUTION	70
	F.	EXPENSES OF THE ISSUE	70

ITEM 10.	ADDITIONAL INFORMATION		70
	A.	SHARE CAPITAL	70
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	70
	C.	MATERIAL CONTRACTS	77
	D.	EXCHANGE CONTROLS	77
	E.	TAXATION	77
	F.	DIVIDENDS AND PAYING AGENTS	87
	G.	STATEMENT BY EXPERTS	87
	H.	DOCUMENTS ON DISPLAY	88
	I.	SUBSIDIARY INFORMATION	88

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		88

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		89

PART II			89

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		89

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		89

ITEM 15T.	CONTROLS AND PROCEDURES		90

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		91

ITEM 16B.	CODE OF ETHICS		91

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		91

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		92

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		92

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		92

ITEM 16G.	CORPORATE GOVERNANCE		93

PART III			93

ITEM 17.	FINANCIAL STATEMENTS		93

ITEM 18.	FINANCIAL STATEMENTS		94

ITEM 19.	EXHIBITS		94

Pg ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2009 and 2008 and for each of the years ended December 31, 2009, 2008 and 2007 from our consolidated financial statements and notes included in this Annual Report.  The selected consolidated financial data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from previously published audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report.  All references to “dollar,” “dollars” or “$” in this Annual Report are to the “U.S. dollar” or “U.S. dollars.”  All references to “NIS” are to the New Israeli Shekels.

Pg. 1

	Year Ended December 31,
	(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)
	2009	2008	2007	2006	2005

Statement of Operations Data:
Revenues:
Products	$9,190	$12,480	$10,158	$20,641	$20,514
Services	2,728	2,758	3,339	2,900	1,826
	11,918	15,238	13,497	23,541	22,340
Cost of revenues:
Products	3,469	5,523	4,927	7,213	7,290
Services	590	502	466	183	108
	4,059	6,025	5,393	7,396	7,398
Gross profit	7,859	9,213	8,104	16,145	14,942
Operating expenses:
Research and development	4,223	6,506	7,378	6,826	5,815
Less - royalty-bearing participation	1,633	2,113	2,096	1,904	1,735
Research and development, net	2,590	4,393	5,282	4,922	4,080

Sales and marketing	5,835	7,486	9,279	9,196	7,881

General and administrative	1,643	2,818	2,391	2,553	1,689

Total operating expenses	10,068	14,697	16,952	16,671	13,650

Operating (loss) income	(2,209)	(5,484)	(8,848)	(526)	1,292

Financing income (expenses), net	(440)	(309)	265	472	235

Net (loss) income	(2,649)	(5,793)	(8,583)	(54)	1,527

Basic net (loss) income per ordinary share	$(0.52)	$(1.16)	$(2.10)	$(0.01)	$0.42
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	5,081,986	4,995,586	4,084,789	3,973,509	3,674,023

Diluted net (loss) income per ordinary share	$(0.52)	$(1.16)	$(2.10)	$(0.01)	$0.39
Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	5,081,986	4,995,586	4,084,789	3,973,509	3,890,396

Balance Sheet Data:
Working capital	$2,972	$6,194	$7,224	$15,783	$12,987
Total assets	$13,440	$17,841	$18,056	$27,753	$23,790
Shareholders’ equity	$2,640	$4,985	$7,578	$15,373	$12,485
Share capital	$177	$176	$122	$120	$107

Pg. 2

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March 2010 (through March 22)	3.787	3.714
February 2010	3.796	3.704
January 2010	3.765	3.667
December 2009	3.815	3.772
November 2009	3.826	3.741
October 2009	3.780	3.690
September 2009	3.807	3.729

On March 22, 2010 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.739 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2010 (through March 22)	3.753
2009	3.927
2008	3.568
2007	4.085
2006	4.442
2005	4.503

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

Pg. 3

Risks Related to Our Business and Our Industry

We have a history of net losses and may not achieve or sustain profitability in the future.

In the fiscal years ended December 31, 2009, 2008 and 2007, we incurred losses of $2.6 million, $5.8 million, and $8.6 million, respectively. We may not be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares. During 2009 we decreased our costs but we were not profitable. In order to achieve profitability we need to increase our revenues without increasing our costs.

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

Our future success depends upon the increased utilization of our monitoring solutions by next-generation network operators and telecommunications equipment vendors. Industry-wide network equipment and infrastructure development driving the demand for our products and services may be delayed or prevented by a variety of factors, including cost, regulatory obstacles or the lack of, or reduction in, consumer demand for advanced telecommunications products and services. Telecommunications equipment vendors and network operators may not develop new technology or enhance current technology. Further, any such new technology or enhancements may not lead to greater demand for our products.

Developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing and/or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline.  During previous economic downturns, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Although we are unable to determine what the full effects of the current economic downturn will be, it may lead to significant adverse consequences for our customers and our business.

During adverse conditions in the business environment for telecommunications companies, service providers often need to control operating expenses and capital investment budgets, which can affect our business.  For example, the recent business climate for communication companies has resulted in slowed customer buying decisions and price pressures that have increased pressure on our ability to generate revenue. During the fiscal year ended December 31, 2009, these adverse market conditions had a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as by decreasing the level of discretionary spending under contracts with existing customers. In addition, the slowdown in the buying decisions of service providers has extended our sales cycle period and limited our ability to forecast our flow of new contracts.

Pg. 4

Since the fourth quarter of 2008 we have been strongly affected by the global economic downturn as we experienced a lengthening of the sales cycle and delays and freezes in scheduled projects.  Further effects of the global economic downturn are difficult to forecast and mitigate. If unfavorable economic and market conditions persist, we may continue to experience a material adverse impact on our business, operating results and financial condition.

The current global economic downturn may have significant effects on our customers and suppliers that may result in material adverse effects on our business, operating results, and share price.

The current global economic downturn, which has included, among other things, a continued reduction in available capital and liquidity from banks and other providers of credit, may adversely affect our customers’ access to capital or willingness to spend capital on our products. In addition, the current global economic downturn may materially adversely affect our suppliers’ access to capital and liquidity, and could cause them to raise prices or lower production levels, or result in their ceasing operations. Further, the current global economic downturn might adversely affect our access to the capital and credit markets.

The potential effects of the current global economic downturn are difficult to forecast and mitigate. As a consequence, our operating results for a particular period are difficult to predict, and, therefore, prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing effects could have a material adverse effect on our business, results of operations and financial condition and could adversely affect our share price.

Our projected cash flows may not be sufficient to meet our obligations.

If our cash flow does not meet or exceed our current projections, then our ability to service our debt and pay other obligations could be materially impaired. We believe, based on current sales projections and spending, that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements to meet our operating and loan obligations as they come due through the next twelve months. However if our actual sales and spending differ from our projections, we may be required to borrow additional funds, restructure or otherwise refinance our debt or reduce discretionary spending in order to provide the required liquidity. These alternative measures may not be available or successful and may not permit us to meet our scheduled debt service obligations. We cannot assure you that our business will generate sufficient cash flows or that future borrowings will be available to us in amounts sufficient to enable us to service our debt or to fund our other liquidity needs. Our ability to continue as a going concern is substantially dependent on the successful execution of our sales and spending projections.

As noted above, in recent years we generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions and a venture capital loan. While we believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Pg. 5

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue.  This may cause our share price to decline.

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations.  Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;

•	the absence of long-term customer purchase contracts;

•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers and the reduction in business during the summer months, particularly in Europe;

•	the relatively long sales cycles for our products;

•	competitive conditions in our markets;

•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;

•	changes in the level of operating expenses relative to revenues;

•	product quality problems;

•	supply interruptions;

•	changes in global or regional economic conditions or in the telecommunications industry;

•	delays in or cancellation of projects by customers;

•	changes in the mix of products sold;

•	the size and timing of approval of grants from the Government of Israel; and

•	foreign currency exchange rates.

We believe, therefore, that period-to-period comparisons of our operating results should not be relied upon as a reliable indication of future performance.

Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received. As a result, we generally do not have a significant backlog of orders, and revenues in any quarter are substantially dependent on orders booked, shipped and installed in that quarter. Although we had a substantial backlog of orders at the end of 2009, there is no assurance that this will continue to be the situation in future quarters.

Pg. 6

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

Except for our cost of revenues, most of our costs, including personnel and facilities costs, are relatively fixed at levels based on anticipated revenue. As a result, a decline in revenue from even a limited number of orders could result in our failure to achieve expected revenue in any quarter, and unanticipated variations in the timing of realization of revenue could cause significant variations in our quarterly operating results and could result in losses.

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

Negative trends and factors affecting the telecommunications industry specifically and the economy in general over the past several years have negatively affected our results of operations. As a result of the build-up of capacity by telecommunications companies in the late 1990s, the telecommunications sector has been facing significant challenges from excess capacity, new technologies and intense price competition. This excess network capacity, combined with the failure of many competitors in the telecommunications sector, has contributed to delayed adoption of next-generation cellular and wireline networks. In addition, weak economic conditions that started during the second half of 2007 resulted in reduced capital expenditures, reluctance to commit to long-term capital outlays and longer sales processes for network procurements by our customers.  Furthermore, during 2008 and 2009, we were affected by a slowdown in the pace of new 3G and 3.5G cellular deployments. Generally, if economic growth in the United States and other countries is slowed, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. During 2008 and 2009, we were impacted by the economic conditions in the United States, which led to a decrease of our sales to North America in comparison to the level of sales we generated during 2007. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or other key markets continue to deteriorate, we may experience material impacts on our business, operating results, and financial condition such as our decreased sales in North America described above.

Pg. 7

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

Our failure to sustain or improve our recent level of gross margins, due to these or other factors, may have a material adverse effect on our results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

Pg. 8

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the new IMS (IP Multimedia Subsystem) market required us to develop a new product which was launched in 2009, our new probe R70s for mobile broadband service assurance, in order to keep ahead of customer requirements.

New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products.  Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G and 3.5G cellular and triple-play networks.  If networking evolves toward greater emphasis on application providers, we believe that we have positioned ourselves well relative to our key competitors.  If it does not, however, our initiatives and investments in this area may be of no or limited value.  As a result we cannot quantify the impact of new product introductions on our future operations.

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

Pg. 9

We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review. This trend has intensified recently as part of the current economic environment. As a result, the evaluation process has significantly lengthened. This evaluation process generally takes between six and 18 months. The following factors, among others, affect the length of the approval process:

•	the time involved for our customers to determine and announce their specifications;
•	the time required for our customers to process approvals for purchasing decisions;
•	the complexity of the products involved;
•	the technological priorities and budgets of our customers; and
•	the need for our customers to obtain or comply with any required regulatory approvals.

If customers continue to subject our products to lengthy evaluation processes or to delay project approval, delays lengthen further, or such continued delays result in the eventual cancellation of any sale opportunities, it could harm our business and results of operations.

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

We continue to reorganize and transform our business to realign resources and achieve desired cost savings in an increasingly competitive market. During 2007, 2008 and 2009, we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. If we reduce our workforce in the future, we may incur additional reorganization and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

We have based our reorganization efforts on certain assumptions regarding the cost structure of our businesses. Our assumptions may or may not be correct, and we may also determine that further reorganizations will be needed in the future. We therefore cannot assure you that we will realize all of the anticipated benefits of the reorganizations or that we will not further reduce or otherwise adjust our workforce or exit, or dispose of, certain businesses. Any decision by management to further limit investment, exit, or dispose of businesses may result in the recording of additional reorganization charges, and might also adversely affect our ability to generate revenues from our business. As a result, the costs actually incurred in connection with the reorganization efforts may be higher than originally planned and may not lead to the anticipated cost savings and/or improved results.

In addition, employees, whether or not directly affected by reorganizations, may seek future employment with our business partners, customers or competitors. We cannot assure you that the confidential nature of our proprietary information will not be compromised by any such employees who terminate their employment with us. Further, we believe that our future success will depend in large part upon our ability to attract, incentivize and retain highly skilled personnel. We may have difficulty attracting and retaining such personnel as a result of a perceived risk of future workforce reductions.

Pg. 10

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

Our future growth and success depends to a significant extent upon the continuing services of our executive officers and other key employees. We do not have long-term employment agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

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

Regulatory changes may cause us to incur increased costs.

Changes in the laws and regulations affecting public companies may increase our expenses as we may have to devote resources to respond to these new requirements. In particular, we incurred and may incur additional general administrative expenses to comply with Section 404 of the Sarbanes-Oxley Act of 2002, which requires management to report on internal controls over financial reporting. Compliance with new rules, like the change from US GAAP reporting to IFRS, could require the further commitment of significant financial resources and result in the diversion of management’s time and attention from revenue-generating activities. Finally, the impact of these changes could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers, which could harm our business.

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

Pg. 11

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

We are highly dependent upon our distributors for their active marketing and sales efforts and for the distribution of our products, and, to a lesser degree, we are dependent upon our sales representatives in North America.  Outside of North America and China, many of our distributors are the only entities engaged in the distribution of our products in their respective geographical areas.  Typically, our arrangements with them do not prevent our distributors from distributing competing products, or require them to distribute our products in the future.  Our distributors may not give a high priority to marketing and supporting our products.  Our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors.  Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors accounted for a total of approximately 44.3% of our sales in 2009, 57.5% of our sales in 2008 and 39.3% of our sales in 2007. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

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

Products as complex as ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on other suppliers for key components that are incorporated in our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product returns and, potentially, product liability claims being filed against us.  Our warranties permit customers to return defective products for repair. The warranty period is for one year. During the past few years, customer returns have not been substantial. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business.

Pg. 12

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

We rely on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. We do not have any long-term supply agreements with any third-party manufacturers. If our assembly services are reduced or interrupted, our business, financial condition and results of operations could be adversely affected until we are able to establish sufficient assembly services from alternative sources. Alternative manufacturing sources may not be able to meet our future requirements, and existing or alternative sources may not continue to be available to us at favorable prices.

Pg. 13

Our proprietary technology is difficult to protect, and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

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

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “Chief Scientist”), for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products (and related services) that incorporate know-how developed with these grants, our ability to transfer such know-how outside of Israel is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as one of our directors or as our chief executive officer, is generally required to notify the Chief Scientist of the same and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

We may be subject to litigation, including without limitation, regarding infringement claims or claims that we have violated intellectual property rights, which could seriously harm our business.

Third parties may from time to time assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them.  If such infringement were found to exist, we might be required to modify our products or intellectual property or to obtain a license or right to use such technology or intellectual property.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Yehuda Zisapel and Zohar Zisapel beneficially own, in aggregate, approximately 43.2% of our ordinary shares and, therefore, have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 22, 2010, Yehuda Zisapel and Zohar Zisapel (the Chairman of our Board of Directors), who are brothers, beneficially owned an aggregate of 2,069,899 ordinary shares, representing approximately 43.2% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

Pg. 14

We engage in transactions, and may compete, with companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

We are engaged in, and expect to continue to be engaged in, numerous transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel.  We believe that such transactions are beneficial to us and are generally conducted upon terms that are no less favorable to us than would be available from unaffiliated third parties.  Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions. In addition, several products of such affiliated companies may be used in place of our products, and it is possible that direct competition between us and one or more of such affiliated companies may develop in the future.  Moreover, opportunities to develop, manufacture, or sell new products (or otherwise enter new fields) may arise in the future and may be pursued by one or more affiliated companies instead of or in competition with us.  This could materially adversely affect our business and results of operations.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

While we are headquartered in Israel, approximately 96.6% of our sales in 2009, 98.1% of our sales in 2008 and 96.4% of our sales in 2007 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

Even if we are able to successfully expand our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

•
challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and business practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

•	our inability to comply with import/export, environmental and other trade compliance regulations of the countries in which we do business, together with unexpected changes in such regulations;
•	insufficient measures to ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future;
•	our failure to adhere to laws, regulations and contractual obligations relating to customer contracts in various countries;
•	our inability to maintain a competitive list of distributors for indirect sales;
•	tariffs and other trade barriers;
•	economic instability in foreign markets;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	currency fluctuations;
•	potential foreign and domestic tax consequences;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	longer accounts receivable payment cycles and possible difficulties in collecting payments, which may increase our operating costs and hurt our financial performance; and
•	failure to meet certification requirements.

Pg. 15

Any of these factors could harm our international operations and negatively affect our business, results of operations and financial condition. The continuing weakness in these economies or other foreign economies could have a significant negative effect on our future operating results.

Because most of our revenues are generated in U.S. dollars but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations and inflation.

Although we sell in markets throughout the world, most of our revenues are generated in U.S dollars, and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have an adverse effect on our results of operations and financial condition. We may also be exposed to this risk to the extent that the rate of inflation in Israel exceeds the rate of potential devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.

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

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the “SEC”).  The SEC, as directed by Section 404 (“Section 404”) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting.  In addition, starting in the Company’s annual report for its fiscal year ending on December 31, 2010, the Company’s independent registered public accountants will be required to attest to and report on the effectiveness of the Company’s internal control over financial reporting.  Our management may not conclude that our internal controls over financial reporting are effective.  Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent accountants are not satisfied with our internal controls, or the level at which our controls are documented, designed, or operated, they may issue an adverse opinion on our internal control over financial reporting.  Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, we may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Pg. 16

If we determine that we are not in compliance with Section 404, we may be required to implement new internal controls procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in “Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of Ordinary Shares—Passive Foreign Investment Company Status,” if for any taxable year 75% of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the U.S. Internal Revenue Service and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain “excess distributions” in respect of our ordinary shares.  For our 2009 taxable year, based on the market capitalization approach, the average percentage of our passive assets to the fair market value of our total assets was below 50%.  Therefore, we believe that we should not be classified as a PFIC for 2009.  However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

The market price of our ordinary shares has and may continue to fluctuate widely, which has adversely affected and could adversely affect us and our shareholders.

From January 1, 2009 to March 22, 2010, our ordinary shares have traded as high as $2.80 and as low as $0.40 per share. As of March 22, 2010, the closing price of our ordinary shares was $2.10 per share.  The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	market conditions or trends in our industry and the economy as a whole;

•	political, economic and other developments in the State of Israel and worldwide;

•	actual or anticipated variations in our quarterly operating results or those of our competitors;

•	announcements by us or our competitors of technological innovations or new and enhanced products;

•	changes in the market valuations of our competitors;

•	introductions of new products or new pricing policies by us or our competitors;

•	trends in the communications or software industries, including industry consolidation;

Pg. 17

•	acquisitions or strategic alliances by us or others in our industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	changes in our shareholder base; and

•	additions or departures of key personnel.

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility, and we may not be able to raise capital through an offering of securities.

From time to time we may need to raise financing.  If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy will be materially adversely affected.

From time to time we may be required to raise financing in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. This may prove even more challenging due to the current global economic downturn.  If adequate funds are not available on terms favorable to us or to our shareholders, our operations will be materially adversely affected.

We may not satisfy the NASDAQ Capital Market’s requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol RDCM. To continue to be listed on the NASDAQ Capital Market, we will need to satisfy a number of conditions, including a minimum of $2.5 million in shareholders’ equity and a minimum bid price of at least $1.00 per share. On November 9, 2009, we received a NASDAQ Staff deficiency letter informing us that, as of September 30, 2009, our shareholders’ equity was $63,000 below the NASDAQ Capital Market minimum requirement for continued listing. On November 17, 2009, Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder, exercised warrants to purchase 20,313 ordinary shares at an exercise price of $3.20 per share for an aggregate purchase price of $65,000. Based on our good faith estimate, following Mr. Zisapel’s warrant exercise, our shareholders’ equity was above the $2.5 million minimum requirement.  The NASDAQ Staff informed us that it will continue to monitor our ongoing compliance with the minimum shareholders’ equity requirement.  Our shareholders’ equity as of December 31, 2009 was $2.6 million, and we believe that, as of the date of this Annual Report, our shareholders’ equity remains at or above the $2.5 million minimum requirement for continued listing.

In addition, beginning on November 17, 2008 our share price decreased below the $1.00 minimum bid price per share. However, due to the extraordinary market conditions, NASDAQ implemented a temporary suspension on the enforcement of the minimum $1.00 bid price listing requirement for continued listing until July 20, 2009. Our share price continued to be below the $1.00 minimum bid price per share until September 9, 2009.  Since September 9, 2009, and as of the date of this Annual Report, our share price has continued to be above the minimum $1.00 bid price. As of March 22, 2010, the closing price of our ordinary shares on the NASDAQ was $2.10 per share.

Pg. 18

We cannot assure you that we will be able to maintain  compliance with  the minimum shareholders’ equity requirement or the minimum bid requirement, or that we will be able to continue to meet the other continued listing requirements of NASDAQ Capital Market in the future.  If we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ Capital Market.  If we are delisted from the NASDAQ Capital Market, trading in our ordinary shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. In addition, in the event of such delisting, we may be required to comply with reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the SEC rules, which  could distract our management and employees and increase our expenses.

Further, in March 2009 we notified the Tel Aviv Stock Exchange of our decision to voluntarily delist from it, which became effective on June 29, 2009. Such delisting, coupled with our potential involuntary delisting from the NASDAQ Capital Market, may materially and adversely affect the liquidity of our ordinary shares, which may result in declines in our share price.

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lesser liquidity and lower than expected market prices for our ordinary shares, and our shareholders may not be able to resell their shares for more than they paid for them.

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

Risks Related to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates posed a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. During the third quarter of 2006, Israel was engaged in war with the Hezbollah in Lebanon; however, the war did not materially affect the Company’s results. There have been extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when Hamas effectively took control of the Gaza Strip. Following seizing control over the Gaza Strip, Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and Hamas during December 2008 and January 2009.

Pg. 19

Since our manufacturing facilities are located exclusively in Israel, we could experience disruption of our manufacturing due to acts of terrorism or any other hostilities involving or threatening Israel.  If an attack were to occur, any Israeli military response that results in the call to duty of the country’s reservists (as further discussed below) could affect the performance of our Israeli facilities for the short term.  Our business interruption insurance may not adequately compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.  We do not believe that the political and security situation has had any material impact on our business to date; however, we can give no assurance that it will have no such effect in the future.

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

All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform military reserve duty annually.  Additionally, these residents are subject to being called to active duty at any time under emergency circumstances.  Many of our officers and employees are currently obligated to perform annual reserve duty.  Given these requirements, we believe that we have operated relatively efficiently since beginning our operations. However, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians or any other adversaries changes, and we cannot predict the effect on our business operations of any expansion or reduction of these military reserve requirements.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive grants and potential tax benefits under Government of Israel programs.  At December 31, 2009, our contingent liability to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor in respect of research grants received was approximately $27.3 million.  In order to maintain our eligibility for these programs and benefits, we must continue to meet specific conditions, including making specific investments in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs, or to pay increased taxes.  These programs and tax benefits may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs.  The amount, if any, by which our taxes will increase depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future.  If the Government of Israel discontinues or curtails these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Pg. 20

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

These provisions of Israeli corporate and tax law, and the uncertainties surrounding such law, may have the effect of delaying, preventing or making more difficult a merger with us or an acquisition of us.  This could prevent a change of control over us and depress our ordinary shares’ market price which otherwise might rise as a result of such a change of control.

It may be difficult to (i) effect service of process, (ii) assert U.S. securities laws claims and (iii) enforce U.S. judgments in Israel against directors, officers and auditors named in this Annual Report.

We are incorporated in Israel.   None of our executive officers or directors named in this Annual Report are residents of the United States, except for Avi Zamir who is a resident of the United States. A substantial portion of our assets and the assets of such persons are located outside of the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Both our legal and commercial name is RADCOM Ltd., and we are an Israeli company.  RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel, and we commenced operations in 1991.  The principal legislation under which we operate is the Israeli Companies Law, 1999 (the “Israeli Companies Law”).  Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively.  Our website is www.radcom.com.  Information on our website and other information that can be accessed through it are not part of, or incorporated by reference into, this Annual Report.

Pg. 21

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. (“RADCOM Equipment”), a New Jersey corporation, which serves as our agent for service of process in the United States. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033.  In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd. (“RADCOM Investments”), an Israeli company, located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055).  In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation.  This company was dissolved on December 2, 2008.

For a discussion of our capital expenditures, see “Item 5—Operating and Financial Review and Prospects”

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

CODEC
CODer/DECoder. Converts and compresses voice signals from their analog form to digital signals acceptable to modern digital PBXs and digital transmission systems. It then converts and decompresses those digital signals back to analog signals so that they can be heard and understood.

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

Global Positioning System (GPS)
A satellite-based navigation system made up of a network of 24 satellites placed into orbit by the U.S. Department of Defense.  The system is available for civilian use. GPS works in any weather conditions, anywhere in the world, 24 hours a day. GPS satellites circle the earth twice a day in a very precise orbit and transmit signal information to earth. GPS receivers take this information and use triangulation to calculate the user's exact location.

Pg. 22

IP Multimedia Subsystem (IMS)	An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.

Internet Protocol TV (IPTV)	Transmitting video in IP packets. Also called “TV over IP,” IPTV uses streaming video techniques to deliver scheduled TV programs or video on demand (VOD).

Network-Attached Storage (NAS)
File-level computer data storage connected to a computer network providing data access to heterogeneous network clients. NAS systems contain one or more hard disks, often arranged into logical, redundant storage containers or RAID arrays (redundant arrays of inexpensive/independent disks).

NGN – Next Generation Network	General term for packet-based networks, whether wireline (Voice Over IP, Video Over IP, etc.) or third-generation digital cellular telecommunications networks

Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.

Session
A lasting connection between a user (or user agent) and a peer, typically a server, usually involving the exchange of many packets between the user’s computer and the server. A session is typically implemented as a layer in a network protocol.

Radio Access Network (RAN)	A part of a mobile telecommunication system. It implements a radio access technology. Conceptually, it sits between the mobile phone, and the core network .

Single Board Computer (SBC)
A complete computer built on a single circuit board. The design is centered on a single or dual microprocessor with RAM, I/O and all other features needed to be a functional computer on the one board. The term "Single Board Computer" now generally applies to an architecture where the Single Board Computer is plugged into a backplane to provide for I/O cards

Single board computers are most commonly used in industrial situations in rackmount format for process control or embedded within other devices to provide control and interfacing.

SIGTRAN
The name, derived from signaling transport, of a defunct Internet Engineering Task Force (IETF) working group that produced specifications for a family of protocols that provide reliable datagram service and user layer adaptations for Signaling System 7 (SS7) and ISDN communications protocols. The SIGTRAN protocols are an extension of the SS7 protocol family and are used today together with IMS.

Session Initiation Protocol (SIP)
A simple application layer signaling protocol for VoIP implementations. It is a textual client server based protocol and provides the necessary mechanisms so that end user systems and proxy servers can provide various different services.

Pg. 23

Transmission Control Protocol (TCP)
Is defined in IETF RFC793. TCP provides a reliable stream delivery and virtual connection service to applications through the use of sequenced acknowledgment with retransmission of packets when necessary. It is one of the core protocols of the Internet Protocol Suite. TCP is one of the two original components of the suite (the other being Internet Protocol, or IP), so the entire suite is commonly referred to as TCP/IP. Whereas IP handles lower-level transmissions from computer to computer as a message makes its way across the Internet, TCP operates at a higher level, concerned only with the two end systems, for example a Web browser and a Web server.

Time Division Synchronous Code Division Multiple Access (TD-SCDMA)	A 3G mobile telecommunications standard, being pursued in the People’s Republic of China by the Chinese Academy of Telecommunications Technology (CATT).

Triple Play	A marketing term for the provisioning of the three services: high-speed Internet, television (Video on Demand or regular broadcasts) and telephone service over a single broadband connection.

Universal Mobile Telecommunications Service (UMTS)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to GSM.

Voice Over IP (VoIP)	A telephone service that uses the Internet as a global telephone network.

Wireless Application Protocol (WAP)
Aims to provide Internet content and advanced telephony services to digital mobile phones, pagers and other wireless terminals. The protocol family works across different wireless network environments and makes web pages visible on low-resolution and low-bandwidth devices. WAP phones are "smart phones" allowing their users to respond to e-mail, access computer databases and to empower the phone to interact with Internet-based content and e-mail.

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

After delivering very low revenue figures and operating results in the first quarter of 2009, as a result of the global recession, the following three quarters showed steady sequential improvement, and the fourth quarter of the year returned the Company to profitability for the first time since the fourth quarter of 2007. During 2009 we continued a trend from 2008 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

Pg. 24

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

The Omni-Q system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, CDMA, IPTV, IMS data and others. Signaling and media attributes and quality measurement enhanced detail records (“eDRs”) collected from the probes in the QManager are stored in the solution’s embedded Oracle database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators (“KPIs”) and key quality indicators (“KQIs”).

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

Service providers need these solution to speed time-to-market of new services while assuring the highest quality of experience to their customers. It is no longer enough to maintain the network performance and handle infrastructure faults, but it is essential to understand the real customer experience for the new services to assure customer adoption of new services and avoid customer churn.  For these reasons, the demand for next-generation probe-based service assurance and monitoring systems is growing.

For example, analysis from OSS Observer states that the service assurance probe system market is the most mature segment within the service assurance marketplace but continues to show strong growth to support new services as communication service providers migrate from circuit switched to IP technologies. They forecast that the probe system market will grow from $870 million in 2007 to $1.15 billion in 2012 at a compound annual growth rate (“CAGR”) of 6%, while the top six suppliers account for 66% of the commercial market in 2007.

Pg. 25

Our Customers and the Markets for Our Solutions

The key benefits of our solutions to markets and customers are described below:

For Service Providers/Enterprises:

•	reduced quality degradation, reduced outages, improved network utilization and lower churn rates;

•	ability to employ fewer and less experienced maintenance staff due to the utilization of a single test system, controlled by a central console, ensuring ease of use and reduced learning curves; and

•
decreased support costs through centralized management, portable high-end solutions for in-depth troubleshooting, ability to offer premium service level agreements (“SLAs”) and level of experience (“LOE”) parameters based on measurable parameters and all-inclusive, probe-based solutions.

For Developers: Reduced time to market, reduced development costs, automated testing and application versatility from research and development (“R&D”) to quality assurance (“QA”) through final testing and field service.

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

•	Troubleshooting – to drill down to resolve specific issues; and

•	Pre-Mediation – to provide call detail records (“CDR”) information to third-party operations support systems (“OSS”) or other solutions.

Labs of Telecommunication Service Providers.  This group of customers includes companies that buy specific equipment and networks from manufacturers, and provide services to their customers.  Our products may be used by these customers to evaluate the quality and performance of the equipment and networks and verify the conformance and interoperability between vendors.

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

Our Strategy

Our objective is to continue expanding our sales by offering tailored solutions to service providers in targeted geographical regions, by continuing to pursue our goal of becoming the industry’s “Number One in Customer Satisfaction,” and by extending our partnering and channeling activities. Key elements of our strategy include:

Pg. 26

•
In developing regions, targeting of cellular and VoIP operators.  In many regions of Latin America, Eastern Europe, Africa and the Far East, service providers continue to roll out cellular and VoIP networks.  We believe this represents a significant opportunity for RADCOM. In 2009, approximately 27% of our sales were derived from these regions, and we expect them to continue to make significant contributions to our revenues in the future. To improve our ability to reach and support customers in emerging markets, we continue to expand our distributor network and to provide comprehensive support.

•
In developed regions, targeting of service providers migrating to IMS. In Europe and North America, we have begun to benefit from the migration of top-tier service providers to IMS activities and deployments, despite the fact that this market has been developing more slowly than initially expected. We are seeing the growing deployment of hybrid IMS/NGN networks, whose greater complexity dictates a need for more sophisticated monitoring solutions. We believe that the fact that we have secured initial customers with deployments of our solution in live IMS operational networks positions us to benefit from this trend in the future.

•
Continuous investment in the RADCOM brand as the industry’s “Number One in Customer Satisfaction.” Customer satisfaction is difficult to achieve in the network monitoring business because of the technology challenges inherent in monitoring complex multi-service, multi-technology, interconnected networks, and our pursuit of this goal is a differentiating advantage. We believe that our efforts to assure customer satisfaction have contributed to the growth of our sales to existing customers, and, in some cases, have helped us to replace competitors’ systems. These efforts include enhancement of on-site support, customer-oriented product development and support of our representatives and distributors.

•
Formation of strategic relationships to extend our market reach. To expand our market reach, we have been actively pursuing selected strategic partnering relationships, including original equipment manufacturer, or “OEM” partners, teaming agreements and distribution agreements. Our existing strategic relationships include an OEM and reseller agreement with NSN Nokia Siemens and an OEM and reseller agreement with Nortel Networks. Nortel is currently in the process of selling its relevant business unit to a third party. Although our current sales through these relationships are not significant, we believe that our current and future relationships will enhance our ability to acquire additional business in the future.

•
Continued investment in the technological excellence of our solutions. RADCOM’s products have always been differentiated by their advanced technology and their ability to offer comprehensive solutions to the industry’s most difficult problems. We intend to continue a high level of investment to maintain our technological edge in a dynamic environment. This includes hiring of skilled personnel and investing significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology, and programming standards.

Products and Solutions

We categorize our products into two primary lines:  (i) the Omni-Q network monitoring solution and (ii) the Performer family.

Pg. 27

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

The Omni-Q is designed to enable service providers and vendors to succeed in their efforts to address significant technology challenges, including:

•	deployment of next-generation networks such as UMTS, CDMA2000 and Triple-Play;

•
integration of new architectures such as high-speed downlink packet access (“HSDPA”), high-speed uplink packet access (“HSUPA”), long-term evolution (“LTE”), IMS, UMTS Release 6 and CDMA Rev’ A or evolution data voice (“EVDV”);

•	migration of the network core to IP technology using IMS or SIGTRAN ;

•	successful delivery of advanced, complex services such as VoIP, IPTV and video conferencing; and

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

•	Fault detection – service providers use Omni-Q’s automatic fault detection and service KPIs to alert them to network problems as they arise.

•	Pre-Mediation – Omni-Q generates CDRs needed to feed third-party OSSs or other solutions.

•
Roaming & interconnect management – Omni-Q can be used by service providers to monitor their roaming and interconnect traffic. By identifying problematic links, service providers are able to avoid revenue loss, to detect problems with specific roaming partners and to manage interconnection KPIs.

Pg. 28

           By monitoring sessions that are meaningful to the end user, such as complete HTTP page downloads and large HTTP file downloads, Omni-Q provides real insight into the customer experience (CEM) for mobile broadband and “walled garden” WAP portals. A large number of TCP metrics are measured for each TCP packet for all HTTP sessions and for all subscribers constantly. By analyzing these measurements in real time and applying business intelligence, Omni-Q provides realistic insight not only into the quality of the end user’s experience but also into the corresponding quality of the Service Provider’s TCP/IP network.

            The QVIP application ensures SLA troubleshooting – from services to session view. It can be used by various departments in an enterprise.

QVIP provides:

•	Statistical reports for individual subscribers and groups of subscribers;
•	Quality of Service experienced by the subscriber over time and location;
•	Aggregated statistics for long periods of time; and
•	Alerts when thresholds are crossed.

The Omni-Q is comprised of the following components:

Omni-Q Central Management Module: this component consolidates the information gathered by the Omni-Q monitoring and analysis platform into a comprehensive, integrated view that maximizes visibility while facilitating fault detection, performance and troubleshooting.

Omni-Q Wireline Monitoring Solution: this component gives service providers, incumbent local exchange carriers (“ILEC”s) and cable/multi-system operators (“MSO”s) complete visibility into voice, video and/or TV service running over the network, enabling early-stage fault detection, pre-emptive maintenance and optimization, and drill-down troubleshooting as needed for quick and easy fault resolution.

Omni-Q UMTS/CDMA2000 Network Monitoring Solution: this component gives cellular service providers complete visibility into their networks, enabling real-time traffic analysis, fault detection, troubleshooting and data collection, as well as the identification of long-term trends. The system monitors and analyzes the performance of Radio Access, Core Signaling and Core IP components. It provides extensive and flexible KPIs and KQIs analyses with real-time alarms that allow operators to detect faults before their customers experience problems.

The Performer Family

The Performer family is an open platform that supports a wide range of test applications over a variety of technologies. We believe it is unique in the industry for its combination of strong hardware performance and flexible user-oriented software. With simplified control from a central console, the Performer hardware and software suite tests the quality and grade of service of real-world network environments. The Performer family is a PC-based system that utilizes our generic analyzer processor, or GEAR-based, hardware. Our GEAR (GenEric AnalyzeR processor) chip is our main differentiating technology. It is a proprietary, one-chip analyzer processor designed to provide wirespeed testing performance on all layers, independent of protocols and technologies. The GEAR processor positions us as an industry leader in the high-performance, communication test-equipment market. It allows one platform to carry out both network troubleshooting and analysis as well as packet and cell analysis in real time, at speeds of up to 2.5 gigabytes per second (Gbps), with no limitation on interface type or protocols. The GEAR technology also allows us to rapidly develop and roll out new interfaces by merely adding a new interface with the appropriate functionality.

Pg. 29

The Performer’s architectural advantages include:

•	Single Platform: Our single-platform technology enables all functions to be performed on one platform, as opposed to the multi-system architecture of its competitors;

•	Scalable: Our solution is fully scalable, can be migrated quickly for use with new applications, and can be easily integrated with third-party applications; and

•	Distributed system: Our solution’s usage of GPS synchronization technology, IP connectivity and management console/server architecture makes it ideal for distributed environments.

Performer family solutions are used primarily by the following users:

•	converged service providers – for post-deployment quality management solutions and troubleshooting.

•	vendors of converged network solutions – for pre-deployment, predictive test systems.

Our system solutions are critical for the successful rollout of next-generation 3G and 3.5G cellular networks, Voice over IP and Video over IP technologies. Our solutions have the ability to troubleshoot connectivity problems and to analyze network performance, helping equipment vendors and service providers ensure a trouble-free network environment and a high-quality user experience. In addition, our ability to provide highly cost-effective solutions has been a critical asset in this competitive market.

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

The Cellular Performer

The Cellular Performer is an application that runs on our Performer platform. It performs a multi-layer session-level analysis of applications and services that gives users a simple, intuitive and powerful troubleshooting tool. Used for drilling down to each interface within a cellular network, the Cellular Performer enables users to trace a call over a whole network, and identify the source of network problems. This allows users to quickly pinpoint specific problems, and to smooth out the performance of highly complex networks. The product supports all major 2.5G and 3G, including GPRS, UMTS, CDMA2000, and Enhanced Data Rates for Global Revolution Standard (Edge) and TD-SCDMA.

Pg. 30

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

•	MediaPro – a real-time hardware-based, multi-protocol, multi-technology VoIP and Video analyzer, capable of analyzing a wide variety of VoIP signaling protocols and media CODECs.

•	QPro – a multi-technology call quality analyzer that enables users to test many call quality parameters over a variety of interfaces.

The following table shows the breakdown of our consolidated sales for the fiscal years 2009, 2008 and 2007 by product line:

	Year ended December 31,
	2009	2008	2007
	(in thousands of U.S. dollars)
The Omni-Q family	$9,050	$11,681	$9,537
The Performer family and others	$2,868	$3,557	$3,960
Total	$11,918	$15,238	$13,497

Pg. 31

Sales and Marketing Organization

We sell to customers throughout the world via both direct and indirect channels.

Indirect channels: In all markets except for North America, we sell our products through a network of independent distributors who market data communications-related hardware and software products.  We currently have more than 35 independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas.  We have regional sales support offices in China, Singapore, Brazil and Spain.  These offices support our distributors in these regions.  We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

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

Direct channels: In North America, we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which sells our products to end-users primarily directly or, in certain instances, through independent representatives.  Most of these representatives have exclusive rights to the distribution of certain of our Performer family products in their respective geographical territories throughout North America (with the exception of some accounts). Our Omni-Q network monitoring solution is sold on a non-exclusive basis for all geographical territories and, for the most part, is sold directly by RADCOM Equipment.  The independent representatives are compensated by us on a commission basis.  The activities of our representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment’s employees, who also provide product support to our North American customers.  The independent representatives do not hold any of our inventory, and they do not buy products from us.  Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases they provide training to the end-users.  The customers submit orders directly to our wholly owned subsidiary, RADCOM Equipment, which invoices the end-user customers and collects payment directly, and then pays commissions to the representatives for the sales in their territories.  The commission ranges between 7.5% and 15%, depending on the agreement RADCOM Equipment has with the individual representative.

Pg. 32

Lately we have been increasing our sales through a new direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. In these situations, we sell directly to our customers and collect payment directly from them. If a distributor is engaged in the sale, we pay the distributor a commission, which is normally calculated as a percentage of the sale price. During 2009 this direct channel was not commonly used, but we expect its use to grow in future years, as direct agreements are increasingly required by our customers.

The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31,			Year ended December 31,
	(in millions of U.S. dollars)			(in percentages)
	2009	2008	2007	2009	2008	2007
Europe	5.8	6.3	5.7	48.7%	41.4%	42.2%
North America	2.8	2.5	4.3	23.5	16.4	31.8
Far East	2.2	2.4	1.6	18.5	15.8	11.9
South America	0.7	3.8	1.2	5.9	25.0	8.9
Others	0.4	0.2	0.7	3.4	1.4	5.2
Total revenues	11.9	15.2	13.5	100.0%	100.0%	100.0%

OEM Partnerships: In addition to expanding our market reach, we have been actively pursuing selected strategic partnering relationships, including original equipment manufacturer, or “OEM” partners, teaming agreements and distribution agreements. Our existing strategic relationships include an OEM and reseller agreement with NSN Nokia Siemens and an OEM and reseller agreement with Nortel Networks. Although our current sales through these relationships are not significant, we believe that our current and future relationships with other leading communication solution providers will improve market penetration and acceptance for our network applications. Our partners have long-standing relationships with public telecommunications service providers and offer a broad range of services to these service providers through their existing sales and support networks. We seek relationships that enhance our presence and strengthen our competitive position in our target markets, and/or offer products that complement our network applications to provide value-added networking products and services.

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing.  Our principal competitors include Agilent (which is currently in the process of selling its relevant business unit to JDSU), Danaher (Tektronix), Tekelec, Astelia, Anritsu (Nettest), SPIRENT Communications, Sunrise Telecom, and Exfo (Empirix). In addition to these competitors, we expect substantial competition from established and emerging communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.

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

Pg. 33

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and we have established a strategic goal of establishing RADCOM as the industry’s “Number One for Customer Service.” Investments that we are making to achieve this goal include:

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

Seasonality of Our Business

In addition to the general market and economic conditions, such as overall industry consolidation, the pace of adoption of new technologies, and the general state of the economy, our orders and revenues are affected by our customers’ capital spending plans and patterns. Our orders, and to a lesser degree revenues, are typically highest in our fourth fiscal quarter when our customers have historically increased their spending to fully utilize their annual capital budgets. Consequently, our first quarter orders are usually lower compared to the last quarter of the previous year, and often are the lowest of the year. As a result of these trends, historically our quarterly results reflect distinct seasonality in the sale of our products and services.

Manufacturing and Suppliers

Our manufacturing facilities, which are located in Tel Aviv, Israel, consist primarily of final assembly, testing and quality control.  Electronic components and subassemblies are prepared by subcontractors according to our designs and specifications.  Certain components used in our products are presently available from, or supplied by, only one source and others are only available from limited sources.  In addition, some of the software packages that we include in our product line are being developed by unaffiliated subcontractors. The prices of the supplies we purchase from our vendors are relatively steady and not volatile. The manufacturing processes and procedures are generally ISO 9001:  2000 and ISO 14000 certified.

Pg. 34

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

Our gross research and development costs were approximately, $4.2 million in 2009, $6.5 million in 2008 and $7.4 million in 2007, representing 35.4%, 42.7% and 54.7% of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, (the “Chief Scientist”) were approximately $1.6 million in 2009, $2.1 million in 2008 and $2.1 million in 2007. For more information on the Office of the Chief Scientist, see “Israeli Office of the Chief Scientist” below. We expect to continue to invest significant resources in research and development.

As of December 31, 2009, our research and development staff consisted of 36 employees, a decrease of 12 employees compared to December 31, 2008.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

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

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the Research Committee of the Chief Scientist (the “Research Committee”) are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the Research Committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of such program or derived from such program (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.  As of January 1, 2009, our royalty rate was 3.5%.

Pg. 35

The R&D Law generally requires that the product developed under a program be manufactured in Israel.  However, upon notification to the Chief Scientist, up to 10% of the manufacturing volume may be performed outside of Israel; furthermore, with the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel.  The R&D Law further permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Research Committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted.   An increased royalty rate and repayment amount will be required in such cases.

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

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the Chief Scientist may require additional information or representations in respect of certain of such events.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive.  In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2009, our contingent liability to the Chief Scientist in respect of grants received was approximately $27.3 million.

Pg. 36

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation (the “BIRD Foundation”) funding for the research and development of products.  At December 31, 2009, our contingent liability to the BIRD Foundation for funding received was approximately $328,000.  We have not received grants from the BIRD Foundation since 1995.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own registered trademarks for the names Omni-Q, GearSet, and Wirespeed.  In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors and manufacturer’s representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents or trademarks (except for those listed above), and these measures may not be adequate to protect our technology from third-party infringement.  In addition, our competitors may independently develop technologies that are substantially equivalent or superior to ours.

Given the rapid pace of technological development in the communications industry, there also can be no assurance that certain aspects of our Internet working test solutions do not or will not infringe on existing or future proprietary rights of others.  Although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, from time to time third parties may assert infringement claims against us.  If such infringement is found to exist, or if infringement is found to exist on existing or future proprietary rights of others, we may be required to modify our products or intellectual property or obtain the requisite licenses or rights to use such technology or intellectual property.  However, there can be no assurance that such licenses or rights can be obtained at all or on terms that would not have a material adverse effect on us.

Employees

As of December 31, 2009, we had 82 employees located in Israel, 7 employees of RADCOM Equipment located in the United States and 7 employees in total located in Spain, Singapore, and China, collectively.   As of December 31, 2008, we had 102 employees located in Israel, 7 employees located in the United States and 9 employees in other countries.  As of December 31, 2009, of the 82 employees located in Israel, 36 were employed in research and development, 9 in operations (including manufacturing and production), 29 in sales and marketing and 8 in administration and management.  Of the 7 employees located in the United States, 5 were employed in sales and marketing and 2 were employed in administration and management.  All of the 7 employees located in Spain, Singapore, and China, were employed in sales and marketing.  We consider our relations with our employees to be good and we have never experienced a labor dispute, strike or work stoppage.  Most of our permanent employees have employment agreements and none of them are represented by labor unions. Our temporary employees (i.e. our employees who do not receive a global salary) are paid an hourly rate, have employment agreements and are not represented by a labor union.

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

Pg. 37

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

C.    ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, which conducts the sales and marketing of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities.  In August 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which was dissolved on December 2, 2008, but prior to its dissolution conducted the sales and marketing of our products in the United Kingdom.  In 2002, we established a wholly-owned Representative Office in China, which conducts the marketing for our products in China.  Following are our subsidiaries, both of which are wholly-owned:

Name of Subsidiary	Jurisdiction of Incorporation

RADCOM Equipment, Inc.	New Jersey

RADCOM Investments (1996) Ltd.	Israel

Yehuda Zisapel and Zohar Zisapel are co-founders and principal shareholders of the Company.  Individually or together, they are also founders, directors and principal shareholders of several other privately and publicly held high technology and real estate companies which, together with us and other subsidiaries and affiliates, are known as the “RAD-BYNET Group.”  In addition to engaging in other businesses, members of the RAD-BYNET Group are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products. The Company has limited competition with Radvision Ltd., which supplies as part of its technology package a protocol simulation that may serve some of the needs of our customers for test equipment.  Some of the products of members of the RAD-BYNET Group are complementary to, and have been and are currently used in connection with, our products.

Pg. 38

D.    PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  We currently lease an aggregate of approximately 1,898 square meters of office premises in Tel Aviv, which includes approximately 1,795 square meters from affiliates of our principal shareholders.  Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2009, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $533,000, of which approximately $375,000 was paid to affiliates of our principal shareholders.  We may, in the future, lease additional space from affiliated parties.  We also lease office space in Paramus, New Jersey from an affiliate. In 2009, we leased approximately 6,131 square feet from an affiliate, approximately 276 square feet of which we now sub-lease to a related party. In 2009, aggregate annual lease payments for the premises were approximately $128,000 and we received $7,000 from the related party for those sub-leases. We also lease approximately 142 square meters of office space in Beijing.  In 2009, our aggregate annual lease payments for those premises were approximately $30,000. The rental agreements for the premises in Tel Aviv and New Jersey expire on December 31, 2012 and on January 15, 2011, respectively.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report.

This discussion contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management.  Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements.  Readers are cautioned that these forward-looking statements – including those identified below, as well as certain factors – including, but not limited to, those set forth in “Item 3—Key Information—Risk Factors” – are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Although we believe the expectations reflected in the forward-looking statements contained in this Annual Report are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date of this Annual Report to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

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

Pg. 39

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

Most of our revenues are generated in U.S dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with generally accepted accounting principles in the United States. Our technology vision is based on an architectural evolution of networking from simple connectivity of products to application systems, or as we refer to it, the “Application Provider.”  As such, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G cellular and Triple-Play networks.  If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors.  If it does not, however, our initiatives and investments in this area may be of no or limited value.  As a result, we cannot quantify the impact of future new product introductions on our historical operations or anticipated impact on future operations.

Our business was severely impacted by the global economic slowdown beginning in the fourth quarter of 2008. Its effect on our business manifested through a marked lengthening of the sales cycle, together with delays and freezes in scheduled projects of our customers. In parallel, payment terms became longer and our right to collect payment became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition. As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G cellular, Voice over IP and Triple-Play networks.  During 2009, we focused our sales efforts on targeted emerging markets, in which operators are rolling out 3G cellular and Voice over IP networks, and on developed markets currently introducing Triple-Play services based on the IMS platform and mobile broadband services. These market segments continued to grow in 2009, despite the global economic slowdown, and are expected to continue to grow in 2010 and beyond, helping us to continue to improve our business.

Throughout 2008 and 2009, we followed a three-pronged sales strategy designed to expand our sales pipeline and revenues:

•	In emerging markets, including South America, Eastern Europe, Africa and the Far East, our strategy has been to target customers rolling out cellular and Voice Over IP services.

•
In developed markets, including Europe and North America, we have been targeting the IMS activities and deployments of top-tier wireline service providers, and the mobile broadband networks of wireless operators.

Pg. 40

•
To improve our ability to penetrate targeted customers in all regions, we have pursued strategic partnering relationships, including OEM partnerships and teaming agreements and distribution agreements. During 2008, we announced an OEM partnership with MSN Nokia Siemens and initiated joint marketing activities with some of its local offices.

During 2009, we focused mainly on our concrete emerging markets and developed markets strategies and to a lesser extent on our collaboration efforts with third parties.

In parallel, we have been investing to achieve industry recognition for the RADCOM brand as the industry’s “Number One brand for Customer Service.”

After delivering very low revenue figures and operating results in the first quarter of 2009, as a result of the then ongoing global economic crisis, the following three quarters showed steady sequential improvement, and the fourth quarter of the year returned us to profitability for the first time since the fourth quarter of 2007. The steady improvement in our financial results during the second, third and fourth quarters of 2009 are attributable mainly to improved sales numbers without an increase in our operating costs during these periods.  During 2009 we continued a trend from 2008 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of extended warranty services. Product revenues consist of gross sales of products, less discounts and refunds.

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
Testing

We provide a non-binding rolling forecast every quarter for the coming year, and submit binding purchase orders quarterly for material needed in the next quarter to our subcontractors.  Purchase orders are generally filled within three months of placing the order.  We are charged by the unit, which ensures that unnecessary charges for reimbursements are minimal.  We are not required to reimburse subcontractors for losses that are incurred in providing services to us, and there are no minimum purchase requirements in our subcontracting arrangements.  If we change components in our products, however, and the subcontractor already bought components based on a purchase order, we would reimburse the subcontractor for any expenses incurred relating to the subcontractor’s disposal of such components.  The subcontracting arrangements are generally governed by one-year contracts that are automatically renewable and that can be terminated by either party upon ninety days’ written notice.

Pg. 41

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the bargaining power of larger clients, product mix and integration of other companies’ solutions into our own.  During the initial launch and manufacturing ramp-up of a new product, our gross profit is generally lower as a result of manufacturing inefficiencies during that period.  As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves. In addition, we attempt to implement engineering and other improvements to our solutions to reduce their cost. For example, in 2009 we announced the inclusion of new server technologies from Hewlett Packard in our monitoring solutions, an innovation which improves the performance and capacity of our solutions while reducing their cost. Also affecting our gross profit is the level of post-sale support, which we attempt to carry out as efficiently as possible. During 2009, as part of our ongoing efforts to reduce expenses, we reduced the relevant workforce by approximately 17% compared to 2008, while attempting to maintain the same level of customer support.

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

Research and Development.  Research and development costs consist primarily of salaries and, to a lesser extent, payments to subcontractors, raw materials and overhead expenses.  We use raw materials to build prototypes of our hardware and software products.  These prototypes have no value since they cannot be sold or otherwise capitalized as inventory.  The allocation of overhead expenses consists of a variety of costs, including rent and office expenses (including telecommunications expenses). The methodology for allocating these expenses depends on the nature of the expense.  Costs such as rent and associated costs are based on the square meters used by the R&D department.  There has been no change in methodology from year to year.  These expenses have been partially offset by royalty-bearing grants from the Israeli Office of the Chief Scientist.

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

Financial Expenses, Net.  Financial expenses, net, consists primarily of interest expenses paid on our venture lending loan from Plenus (as described below under “Venture Loan from Plenus”), changes in the fair value of the warrant granted to Plenus, interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expenses on bank short-term loans.

Summary of Our Financial Performance in Fiscal Year 2009 Compared to Fiscal Year 2008

For the year ended December 31, 2009 our revenues were $11.9 million compared with $15.2 million in 2008, a decrease of 22%. On an operating basis, the Company generated positive cash flow from operating activities of $0.9 million during 2009, compared to a cash burn of $5.0 million during 2008.  Despite the reduction in sales, the Company succeeded in reducing its net loss for the period by 54% to $2.6 million compared with $5.8 million for 2008.

Pg. 42

As of December 31, 2009, our cash and cash equivalents totaled $3.3 million, compared with $3.5 million as of December 31, 2008. The decrease reflected our net loss of $2.6 million and the repayment of our loan, countered mainly by the collection from customers.

After delivering very low revenue figures and operating results in the first quarter of 2009, as a result of the global economic crisis, the following three quarters showed steady sequential improvement, and the fourth quarter of the year returned the Company to profitability for the first time since the fourth quarter of 2007. The steady improvement in our financial results during the second, third and fourth quarters of 2009 is attributable mainly to improved sales numbers without an increase in our operating costs during these periods. During 2009 we continued a trend from 2008 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

Reportable Segments

Management receives sales information by product groups and by geographical regions.  The cost of material and related gross profit for the Omni-Q and the Performer family is almost identical.  Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e. they are not allocated to product groups or geographical regions).  Because a measure of operating profit or loss by product groups or geographical regions is not presented to management, we have concluded that we operate in one reportable segment.

A.    OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,
	2009	2008	2007
Sales	100.0%	100.0%	100.0%
Cost of sales	34.1	39.5	40.0
Gross profit	65.9	60.5	60.0
Operating expenses:
Research and development	35.4	42.7	54.7
Less royalty-bearing participation	13.7	13.9	15.5
Research and development, net	21.7	28.8	39.1
Sales and marketing	49.0	49.1	68.7
General and administrative	13.8	18.5	17.7
Total operating expenses	84.5	96.4	125.6
Operating loss	18.5	36.0	65.6
Financial income (loss), net	(3.7)	(2.0)	2.0
Net loss	(22.2)	(38.0)	(63.6)

Financial Data for Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues
	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
The Omni-Q family	9.0	11.7	9.5	(23)	23
The Performer family and others	2.9	3.5	4.0	(17)	(12)
Total revenues	11.9	15.2	13.5	(22)	13

Pg. 43

Revenues.  In 2009, our revenues decreased by 22% compared to 2008, reflecting the impact of the global economic slowdown on our sales to all markets, including slowed customer buying decisions and price pressures. However, sales returned to sequential and quarterly year-over-year growth in the fourth quarter, reflecting the beginning of a recovery in some markets and the increased pressure on the telecom networks felt by telecom companies in developed countries in response to the increasing usage of mobile data applications. The trend, which started in 2008, of increasing our average deal size from small deals to medium and large-sized deals continued in 2009. However, the increased complexity that characterizes larger deals led to longer sales cycles and an increase in conditional payment terms, which in turn led to longer time delays between the date of receiving orders and full revenue recognition.

Our revenues from warranty services decreased only slightly in 2009 by 1% while the main decrease in our revenues is attributable to a 26% decrease in our product revenues.  Revenues from warranty services were less impacted by the economic slowdown as they are mainly dependent on the levels of product revenues in prior years.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, as well as nine independent representatives, and more than 35 independent distributors in over 35 other countries.  The table below shows the sales breakdown by territory:

	Year Ended December 31,			Year Ended December 31,
	(in millions of U.S. dollars)			(as percentages)
	2009	2008	2007	2009	2008	2007
Europe	5.8	6.3	5.7	48.7%	41.4%	31.8%
North America	2.8	2.5	4.3	23.5	16.4	42.2
Far East	2.2	2.4	1.6	18.5	15.8	11.9
South America	0.7	3.8	1.2	5.9	25.0	8.9
Others	0.4	0.2	0.7	3.4	1.4	5.2
Total revenues	11.9	15.2	13.5	100.0%	100.0%	100.0%

No single customer accounted for more than 10% of our sales in 2009. During 2008 two of our distributors, one in South America and another in Europe, each accounted for more than 10% of our sales. During 2009 the relative decrease of sales in South America was larger than other geographical areas reflecting the impact of the global economic slowdown on our sales especially in this region and the more modest sales levels after the relatively big increase during 2008.

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2009	2008	2007
Cost of sales - Product	3.5	5.5	4.9
Cost of sales - Services	0.6	0.5	0.5
Total Cost of sales	4.1	6.0	5.4
Gross profit	7.9	9.2	8.1

Pg. 44

Cost of sales.  During 2009 profitability on our variable costs, which include manufacturing cost of materials, royalties to the Chief Scientist and others and post-sale support that we provide, was 73% compared to 69% in 2008. A few factors enabled us to increase our profitability on our variable costs during the year: (i) in 2009 we announced the inclusion of new server technologies from Hewlett Packard in our monitoring solutions, an innovation which improved the performance and capacity of our solutions while reducing their costs; and (ii) we decreased the manufacturing costs of our hardware.

In 2009, our gross margins were 66%, which is below our target margins of 70% but an improvement from our gross margins of 60% in 2008. This reflected our revenues for the year, which were lower than originally expected. In addition, our cost of sales is affected by the level of post-sale support that we provide. As part of our ongoing cost-cutting initiative, we reduced the number of our post-sale support personnel by 27% in 2008 and an additional 17% in 2009, which led to a decrease in this cost of $207,000, a step that enabled us to somewhat increase our gross margins.

Our cost of sales consisted of fixed costs, which include employees salaries and related costs and overhead expenses, of approximately $1.6 million in 2009 and $2.1 million in 2008.  This reduction in cost of sales reflects our ongoing cost-cutting program. Our cost of sales included an expense of $16,000 for share-based compensation in 2009 and $18,000 for share-based compensation in 2008.

The following table provides the approximate operating costs and expenses of the Company in 2009, 2008 and 2007, as well as the percentage change of such expenses in 2009 compared to 2008 and in 2008 compared to 2007:

Operating Costs and Expenses

	Year ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2009 vs.	2008 vs.
	2009	2008	2007	2008	2007
Research and development	4.2	6.5	7.4	(35.4)	(12.2)
Less royalty-bearing participation	1.6	2.1	2.1	(23.8)	-
Research and development, net	2.6	4.4	5.3	(40.9)	(17.0)

Sales and marketing	5.8	7.5	9.3	(22.7)	(19.4)

General and administrative	1.6	2.8	2.4	(42.9)	16.7
Total operating expenses	10.0	14.7	17.0	(32.0)	(13.5)

Research and Development.  Research and development expenses, gross, decreased from $6.5 million in 2008 to $4.2 million in 2009. As a percentage of total revenues, research and development expenses, gross, decreased from 42.7% in 2008 to 35.4% in 2009. The decrease in our gross research and development expenses from 2008 to 2009 is mainly attributable to our decrease in employees and related expenses by the amount of $1.9 million. As of December 31, 2009, we employed 36 research and development engineers, compared to 48 as of December 31, 2008. The decrease in research and development expenses, gross, was enhanced by the weakened value of the NIS against the U.S. dollar, which decreased the value of our NIS-based expenses, mainly employee related expenses, as expressed in dollar terms by $313,000. Another factor which contributed to the decrease in the expenses was the effect of our ongoing cost-cutting program on other items included in research and development expenses, such as office and maintenance expenses. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $53,000 for share-based compensation in 2009 and $114,000 for share-based compensation in 2008.  This decrease was mainly as a result of the decrease of share-based compensation cost as a result of the decreased value of the awards granted in 2009.

Pg. 45

Sales and Marketing.  Sales and marketing expenses decreased from approximately $7.5 million in 2008 to approximately $5.8 million in 2009, reflecting our ongoing cost-cutting program and the decrease in work force and amount of commissions paid on the lower level of sales of $1.1 million. As a percentage of total revenues, sales and marketing expenses in 2009 and 2008 were 49% and 49.1%, respectively. Our sales and marketing expenses included an expense of $86,000 for share-based compensation in 2009 and $177,000 for share-based compensation in 2008.  This decrease was mainly as a result of the decrease of share-based compensation cost as a result of the decreased value of the awards granted in 2009.

  General and Administrative.  General and administrative expenses for 2009 decreased by 41.7% compared to 2008 reflecting our ongoing cost-cutting program mainly attributable to employee salaries and related costs of $457,000. This decrease is also attributable to the provision in 2008 for bad debts and other expenses totaling approximately $460,000 as opposed to no additional provision recorded in 2009. Our general and administrative expenses included $117,000 for share-based compensation, in 2009 and $221,000 for share-based compensation in 2008.  This decrease was mainly as a result of the decrease of share-based compensation cost as a result of the decreased value of the awards granted in 2009.

Financial Expenses, Net.  In 2009, we recorded financial expenses, net, of approximately $440,000 compared to $309,000 in 2008. The increase in financial expenses reflected the change of $215,000 in the fair value of the warrant issued to Plenus, the lender of the $2.5 million venture loan which we secured in April 2008. In addition, the interest received from banks decreased as a result of the reduction of interest rates from $109,000 in 2008 to $4,000 in 2009. This was offset by the fluctuation between the exchange rate between the NIS, the Dollar and the Euro which resulted in a higher financial gain than in 2008 of $164,000.

Financial Data for Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues.  In 2008, our revenues increased by 13% compared to 2007, reflecting the successful execution of a strategy aimed at leveraging a number of specific growth engines within the telecommunications markets, including the 3G cellular and VoIP markets in emerging markets, and IMS in developed markets. During 2008, we executed this strategy more successfully than in 2007, resulting both in higher revenues and an increase in our average deal size from small to medium and large-sized. However, the increased complexity that characterizes larger deals led naturally to longer sales cycles and more conditional payment terms, which in turn led to longer time delays between the date of booking and revenue recognition.

Two of our distributors, one in South America and another in Europe, each accounted for more than 10% of our sales in 2008.  During 2007 no single customer accounted for more than 10% of our sales.

Cost of sales.  During 2008 profitability on our variable costs was 69% which is the same as during 2007. In addition, our cost of sales is affected by the level of post-sale support that we provide. During 2008, as part of our cost-cutting initiative, we reduced the number of our post-sale support personnel by 27%, a step that enabled us to increase our gross margins somewhat. In 2008, although our gross margins increased by 13% as compared to 2007, gross margins were lower than expected because revenues were lower than expected.

Pg. 46

Our cost of sales consisted of fixed costs of approximately $2.1 million in 2008 and $2.2 million in 2007. Our cost of sales included an expense of $18,000 for share-based compensation in each of 2008 and 2007.

Research and Development.  Research and development expenses, gross, decreased from $7.4 million in 2007 to $6.5 million in 2008. As a percentage of total revenues, research and development expenses, gross, decreased from 54.7% in 2007 to 42.7% in 2008. The decrease in our gross research and development expenses from 2007 to 2008 is mainly attributable to our decrease in employees and related expenses. This decrease was somewhat countered by the impact during the first three quarters of the year of the strengthening value of the NIS against the U.S. dollar, which increased the value of our NIS-based expenses, mainly employee related expenses, as expressed in dollar terms. As of December 31, 2008, we employed 48 research and development engineers, compared to 55 as of December 31, 2007. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend, to the extent we can, to maintain our commitment to research and development. Our research and development costs included an expense of $114,000 for share-based compensation in 2008 and $123,000 for share-based compensation in 2007.

Sales and Marketing.  Sales and marketing expenses decreased from approximately $9.3 million in 2007 to approximately $7.5 million in 2008, reflecting our ongoing cost-cutting program. As a percentage of total revenues, sales and marketing expenses decreased from 68.7% in 2007 to 49.1% in 2008. The decrease is primarily attributable to our operations in the U.S. which were influenced by the reduction in work force and amount of commissions paid on the lower level of sales. In addition, the results for 2007 included a liability of $0.4 million, representing an arbitration award rendered in a dispute between the Company and Qualitest Ltd., previously one of our non-exclusive distributors in Israel. Our sales and marketing expenses included an expense of $177,000 for share-based compensation in 2008 and $203,000 for share-based compensation in 2007.

General and Administrative.  General and administrative expenses for 2008 increased by 17.9% compared to 2007. This increase is mainly attributable to the provision for bad debts and other expenses totaling approximately $460,000 in 2008 compared to $2,000 for 2007. In 2007 there was an increase in auditing expenses and in expenses related to compliance with the Sarbanes-Oxley Act. These expenses were at a similar level in 2008.  Our general and administrative expenses included $221,000 for share-based compensation in 2008 and $220,000 for share-based compensation in 2007.

Financial Expenses (Income), Net.  In 2008, we recorded financial expenses, net, of approximately $309,000, while in 2007 we recorded financial income, net, of approximately $265,000. The increase in financial expenses reflected the interest due on the $2.5 million venture loan from Plenus which we secured in April 2008, as well as the fluctuation between the exchange rate between the NIS, the Dollar and the Euro. In addition, the interest received from banks decreased as a result of the reduction of interest rates.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. Since we pay the salaries of our Israeli employees in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar.  While we incur some expenses in NIS, inflation in Israel will have a negative affect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

Pg. 47

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar.  In the first two quarters of 2008, for example, the value of the NIS expressed in dollar terms increased significantly, raising our Israeli-based costs as expressed in dollars.  Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations. This trend was reversed during the second half of 2008 and during the first half of 2009.  During the second half of 2009 this trend returned but was less drastic.  Based on our budget for 2010, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by $42,000 per quarter and vice versa.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147) 2005, which prescribes, among other things, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%. In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years.

Our manufacturing facilities have been granted “Approved Enterprise” status under the “Investments Law” – the Law for the Encouragement of Capital Investments, 1959, as amended – and consequently are eligible, subject to compliance with specific requirements, for tax benefits beginning when such facilities first generate taxable income.  (For additional information on Approved Enterprise status, see “Item 10—Additional Information—Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 1959”). The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes.  At December 31, 2009, we had net operating loss carry-forwards (unlimited in time) of approximately $41.5 million.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our U.S. subsidiary will generally be subject to applicable U.S. federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.  Our U.S. subsidiary had net operating loss carry-forwards of approximately $11.0 million available at December 31, 2009 for U.S. federal and state income tax purposes.  These carry-forwards may offset future taxable income and expire from 2010 through 2027 for U.S. federal income tax purposes and in the years 2010 through 2014 for state tax purposes.  Because of the complexity of these local tax provisions, we are unable to anticipate the actual combined effective corporate tax rate that will apply to us.

Pg. 48

We recorded a valuation allowance at December 31, 2009 for all of our deferred tax assets.  Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, from the proceeds of our 1997 initial public offering, from our 2004 and 2008 private placement transactions, and from a venture lending loan secured in 2008.  Cash and cash equivalents at December 31, 2009, 2008 and 2007 were approximately $3.3 million, $3.5 million and $3.8 million, respectively.

We generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions and a venture capital loan. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and on the positive trends demonstrated in most of the markets in which we operated during the latter part of 2009. There is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Net Cash Provided by/(Used in) Operating Activities. Net cash provided by (used in) operating activities was approximately $0.9 million in 2009, $(5.0) million in 2008 and $(6.0) million in 2007.  The positive net cash flow in 2009 was primarily due to a decrease of $3.5 million in trade receivables, an increase of approximately $1 million in other payables and accrued expenses and a decrease of $0.4 million in other current assets. This was partially offset by the following: a loss of approximately $2.6 million, a decrease of approximately $1.0 million in trade payables, a decrease in deferred revenue of approximately $0.8 million, a decrease in severance pay, net $0.4 million, and a decrease of approximately $0.2 million in inventory, and together with employees’ share-option compensation of approximately $272,000, approximately $481,000 of depreciation expenses and approximately $215,000 of valuation of a warrant granted to Plenus. The negative net cash flow in 2008 was primarily due to the Company’s loss of approximately $5.8 million, an increase of $1.7 million in trade receivables and a decrease of approximately $0.8 million in other payables and accrued expenses. This was partially offset by the following: a decrease of approximately $0.6 million in inventory, increase of approximately $0.9 million in trade payables, and together with employees’ share-option compensation of approximately $530,000, approximately $610,000 of depreciation expenses and approximately $460,000 of provision for doubtful accounts. The negative net cash flow in 2007 was primarily due to the Company’s loss of approximately $8.6 million, an increase of approximately $1.1 million in inventory, a decrease of approximately $1.1 million in trade payables and an increase of approximately $195,000 in other current assets. This was partially offset by a net decrease during the year of approximately $3.9 million in trade receivables, an increase of approximately $378,000 in other payables and accruals, an increase in employees’ share-option compensation of approximately $564,000 and approximately $687,000 of depreciation expenses.

The trade receivables and days sales outstanding (DSO) are primarily impacted by payment terms, shipment linearity in the quarter and collections performance.  Trade receivables for 2009 decreased to $3.6 million from $7.1 million for 2008, reflecting the decrease in total revenues as well as the shortening of our DSOs. We believe that continued expansion of our business, particularly in emerging markets, together with the current economic environment, may require continued investments in working capital as many customers, especially in emerging markets, require commercial terms which result in slower billings and a longer cash collections cycle.

Pg. 49

The decrease in trade payables in 2009 reflects the lower level of our costs during the year. The increase in other payables and accrued expenses in 2009 was primarily a result of advances from customers received on orders for which revenue has not yet been recognized. The decrease in deferred revenue is a result of an increase of the orders obtained near the year end for which payments were received in the beginning of 2010.

Net Cash Provided by/(Used in) Investing Activities.  Our investing activities generally consist of two components: investments in and proceeds from short-term deposits, and purchase of equipment. In 2009 and 2008, as interest rates decreased, we held our cash in deposits whose maturity was less than 3 months. In previous years we invested cash that was a surplus over our operating requirements in our short-term deposit portfolio in order to maximize our interest rates. In 2007, we sold short-term deposits, which provided us cash in the amount of $10.5 million and invested surplus cash in the amount of $2.5 million. Net cash provided by (used in) investing activities in 2009, 2008 and 2007 totaled approximately ($27,000), ($120,000) and $7.6 million, respectively.

Purchase of Equipment. Purchases of equipment in 2009, 2008 and 2007 were approximately $27,000, $120,000 and $437,000, respectively.  These expenditures were principally for computers and equipment purchases. During 2010 we expect these expenditures to be at a similar level as in 2009.

Net Cash Provided by/(Used in) Financing Activities. In 2009, net cash used in financing activities totaled approximately $(1.1 million), including the $(1.2 million) repayment of the venture loan which was offset by approximately $65,000 cash provided by the exercise of warrants from the 2008 Private Placement. In 2008, net cash provided by financing activities totaled approximately $4.9 million, including $2.4 million from the private placement as described below under “Private Placement - 2008” and $2.4 million from the venture loan and issuance of warrants related to the loan, both as described below under “Venture Loan from Plenus”.  In 2007, net cash provided by financing activities totaled approximately $224,000, representing approximately $224,000 from the exercise of share options. During 2010 we will continue to repay the venture loan of which current maturities are approximately $1.1 million. In addition we will pay interest on the loan of approximately $99,000 during 2010. The loan payments may include the repayment of the full amount of the loan as could occur if we decide to make an early repayment.

Private Placement - 2008

In February 2008, we raised $2.5 million in a private placement, or PIPE, of ordinary shares and warrants.  Under the PIPE transaction, we issued 976,563 ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share (this price per share reflects a four-for-one reverse share split which we effected in June 2008).  The investors in the PIPE included Zohar Zisapel.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants are exercisable for three years from the closing date of the PIPE. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 was filed with the SEC on August 7, 2008.  The registration statement was declared effective by the SEC on August 26, 2008.  We incurred expenses of approximately $96,000 in connection with the offering.  Our net proceeds from the offering were approximately $2.4 million. In 2009 the investors exercised warrants to purchase 20,313 ordinary shares. Our net proceeds from this exercise were approximately $65,000.

Pg. 50

Venture Loan from Plenus

In April 2008, we closed a $2.5 million venture loan from Plenus, a leading Israeli venture-lending firm. The loan is for a period of three years, and bears interest at the rate of 10% per annum. In addition, we granted Plenus a warrant to purchase our ordinary shares in the amount of $450,000. The warrant is exercisable for a period of five years, and its exercise price is $2.56 per share (this price per share reflects a four-for-one reverse share split which we effected in June 2008). The exercise price (and consequently the number of shares to be issued) is subject to certain adjustments should we issue additional shares or convertible securities at an effective price per share which is lower than the exercise price.  Other adjustments to the exercise price include M&A transactions, payment or distribution of certain dividends, subdivision or combination of outstanding shares.  As of December 31, 2009, the warrant was not exercised.  We also granted Plenus registration rights in respect of the shares underlying the warrant. In connection with the loan from Plenus, we granted Plenus a fixed charge over our intellectual property assets and a floating charge over our assets. Radcom Equipment Inc., our U.S. subsidiary, granted Plenus a security interest over its assets, and our subsidiaries provided Plenus with guarantees with respect to the loan.

The loan also includes financial covenants which relate to the level of revenues or bookings, operating income and cash balances of the Company. Under these covenants, during 2009 our revenues or bookings were required to be at least $3.0 million per quarter. In 2008, our revenues or bookings needed to be at least $2.5 million per quarter. In addition, our operating loss per quarter may not exceed $1 million. Notwithstanding the foregoing, we shall not be deemed to be in breach of this operating loss financial covenant even if during any of the quarters our operating loss exceeds $1 million, if our cumulative operating losses during such quarter and the immediately preceding and immediately ensuing financial quarter are less than $3 million in the aggregate.  In addition, there is a minimum cash balance carve-out – that as long as our available cash is equal to or greater than twice the outstanding loan balance, we do not have to comply with any of the foregoing revenues/booking or operating loss tests.

We were required to comply with the foregoing financial covenants on a quarterly basis. In May 2009, following the repayment of $500,000 of the loan principal amount, Plenus granted us a waiver with respect to any claims of default under the financial covenants as of March 31, 2009.

Following the increase of cash from operating activities during 2009, in February 2010 we voluntarily made an early payment of $500,000 of the principal loan amount, which is currently approximately $0.6 million.

We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders (collectively, the “RAD-BYNET Group”).  Of these agreements, the office space leases and the distribution agreement with Bynet Electronics Ltd. (described in the section entitled “Related Party Transactions” below) in Israel are material to our operations.  The pricing of the transactions was determined based on negotiations between the parties.  Members of our management reviewed the pricing of the leases and the distribution agreement and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties.  We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-BYNET Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us.

Pg. 51

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman (Mr. Zohar Zisapel), one of our directors at the time, Zohar Gilon and his son (Amit Gilon) who invested in the aggregate $1.75 million. For more information regarding this PIPE, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” above.

Please see “Item 5—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Office of the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Office of the Chief Scientist totaling approximately $1.6 million in 2009, $2.1 million in 2008 and $2.1 million in 2007.  Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalties’ expenses relating to the Office of the Chief Scientist grants included in the cost of sales for years ended December 31, 2009, 2008 and 2007 were $380,000, $533,000 and $412,000, respectively. The total research and development grants that we have received from the Office of the Chief Scientist as of December 31, 2009 were $30.7 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR.  As of December 31, 2009, the accumulated interest was $4.7 million, the accumulated royalties paid to the Office of the Chief Scientist were $8.1 million and our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $27.3 million.  For additional information, see “Item 4—Information on the Company—Business Overview—Israeli Office of the Chief Scientist.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation.  Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2009, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $328,000.  Since 1995 we have not received grants from the BIRD Foundation.

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

Pg. 52

In instances where final acceptance of the product or system is specified by the customer, revenue is deferred until all acceptance criteria have been met. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on the residual method and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is affected by our judgment as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

After the warranty period initially provided with our products, we may sell extended warranty contracts, which includes bug fixing and a hardware warranty. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

Trade receivables.  Trade receivables are recorded less the related allowance for doubtful accounts receivable. The allowance for doubtful accounts was $1.0 million and $1.1 million as of December 31, 2009 and 2008, respectively. The allowance is based on our assessment of the collectability of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The allowance for doubtful accounts for all of the reported periods, is determined as a specific amount for those accounts the collection of which is uncertain.  Trade receivables for 2009 decreased to $3.6 million from $7.1 million, reflecting the decrease in total revenues as well as the shortening of our DSOs. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

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

Share option plans. Share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service periods. We estimate the fair value of employee stock options using a Black-Scholes valuation model. We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs in comparison to the straight line method.

Pg. 53

The fair value of an award is affected by our stock price on the date of grant and other assumptions, including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. Actual historical changes in the market value of the Company’s shares were used to calculate the volatility assumption, as management believes that this is the best indicator of future volatility. Share-based compensation expense recognized in our consolidated statements of operations was reduced for estimated forfeitures.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment. In addition, the exercise of judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, share-based compensation expense and our results of operations could be materially affected.

The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We currently use the simplified method and expect to continue using such method until historical exercise data will provide sufficient information to develop expected life assumption.

Warrant: Beginning January 1, 2009, in accordance with updated accounting guidance, the Company reclassified the Warrant previously issued to Plenus as a liability on its balance sheet, rather than as shareholders’ equity due to the price adjustment mechanism included in the Warrant. From January 1, 2009 the Warrant is marked to market and changes in its fair value are included in the consolidated statement of operations under financial expenses. We utilized an option pricing model assisted by a third party and estimates and assumptions provided by us.

Determining the fair value of the Warrant requires the exercise of judgment. The fair value of the Warrant is affected by our share price on the date of valuation and other assumptions, including the estimated volatility of our share price over the term, the estimated period of time that we expect the Warrant to be outstanding and the probabilities of triggering events.

Recently Issued Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. This guidance also requires providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. This guidance is effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010 or on a retrospective basis. Early application is permitted. We are currently evaluating this new ASU.

Pg. 54

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements.” This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance includes factors to help companies determine the software elements that are considered “essential to the functionality.” The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010 or on a retrospective basis. Early application is permitted. We are currently evaluating this new ASU.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See “Item 4—Information on the Company—Business Overview—Research and Development,” “Item 4—Information on the Company—Business Overview—Proprietary Rights”, “Item 5—Operating and Financial Review and Prospects—Research and Development” and “Item 5—Operating and Financial Review and Prospects—Operating Results”.

D.	TREND INFORMATION

While 2009 spending in the industry by service providers was similar to 2008, the economic slow down effected our market significantly. While some operators find our solutions to be mission critical, others decided to postpone their spending.  Competition became more aggressive and customers became more demanding.

The rollout of data services over new 3G and 3.5G cellular networks also reached developing countries. While most existing 3G and 3.5G networks are still used primarily for voice services there is an increasing demand for data service adoption.  Mobile data cards and other mobile data services are becoming a significant revenue source for operators and we see an increased demand for our solutions for this segment.

There is a clear global trend of government regulations that are opening communication markets to competition. In each major deregulated market, at least three service providers compete in each service segment. This competition drives increased spending on the marketing of next-generation services, and therefore increased usage, which itself increases the potential need for service assurance solutions. As services become more technologically complex and their volumes increase, service quality becomes an issue that must be addressed.

As part of this increase in competition, we have begun to see rapid adoption of SIGTRAN technology to lower the operational cost for signaling networks and to handle the increased network traffic. This move helps service providers justify the move to NGN solutions and increases our addressable market.

Fixed mobile Convergence (“FMC”) has become a significant challenge that is resulting in a trend towards service provider consolidation. Recent examples are the merger of KPN, KPN mobile and Cingular, and the AT&T mergers. These mergers influenced decision making processes, resulting in a temporary slowdown in procurement and deployment of new telecommunications equipment. From the technology side, IMS is being accepted as the technology of choice to implement and deliver converged network services. A variety of different types of service providers, including many that own both cellular and wireline operations, are currently at the trial level and anticipate moving into an operational mode with IMS technologies during the next two years. Such a transition could increase the need for service monitoring solutions, because IMS, as a new service platform, introduces new network monitoring challenges for service providers.

Pg. 55

E.	OFF–BALANCE SHEET ARRANGEMENTS

Not applicable.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$1,554	$596	$958	—	—
Open Purchase Orders (1)	559	559	—	—	—
Operating Leases	796	327	435	$34
Long-Term Loan (2)	1,302	1,121	181	—	—
Severance Pay (3)	2,899
Total	$7,110	$2,603	$1,574	$34	—

(1) Open purchase orders.  We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products.  During the normal course of business, in order to manage manufacturing lead times and help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria as defined by our requirements.  In certain instances, we provide a non-binding forecast every 12 months, and we submit binding purchase orders quarterly for material needed in the next quarter.  These agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed.  There are no penalties incurred for not taking delivery; however, if we alter the components in our products when the manufacturer has already purchased components based on a purchase order, we reimburse the manufacturer for any losses incurred relating to the manufacturer’s disposal of such components.  Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable, and unconditional commitments and are included in the table above.

(2) Long-Term Loan. Our liability relating to the long term loan is to pay the lenders $1.3 million.  In the financial statements the proceeds from the issuance of the loan with detachable share purchase warrants were allocated between the two instruments based on relative fair value.  As a result, the amount presented as long term loan is lower than our expected cash flow obligations.

(3) Severance Pay.  Our liability for severance pay for Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof.  Our total liability at December 31, 2009 was $2,899,000.  Of this amount, $404,000 is unfunded.  Timing of payment of this liability is dependent on timing of the departure of the employees.

Pg. 56

In addition, we are required to pay royalties of 3.5% of the revenues derived from products incorporating know-how developed from research and development grants from the Office of the Chief Scientist.  As of December 31, 2009, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $27.3 million and our contingent liability to the BIRD Foundation in respect of funding received was approximately $328,000.  If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Further, we provided a performance guarantee in favor of two customers from Bank Hapoalim in Israel amounting to $341,000, which expires on December 31, 2010 and another guarantee in the amount of $26,000, which expires on April 30, 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel (5)(6)	61	Chairman of the Board of Directors
David Ripstein	43	President, Chief Executive Officer
Jonathan Burgin	48	Chief Financial Officer
Eyal Harari	34	Vice President, Products and Marketing
Yuval Porat	51	Vice President, Research and Development
Miki Shilinger	55	Vice President, Operations
Avi Zamir	53	President, RADCOM Equipment
Uri Har (1)(2)(3)(4)(5)	73	Director
Irit Hillel (1)(2)(4)(5)(6)	47	Director
Matty Karp (2)(6)	60	Director
Shlomo Kalish (2)(4)	57	Director

(1)	External Director
(2)	Independent Director
(3)	Chairman of Audit Committee
(4)	Audit Committee Member
(5)	Nominating Committee
(6)	Compensation Committee

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board since our inception in 1985.  Mr. Zisapel is also a founder and Chairman of the Board of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he served as President from 1982 to 1997.  Mr. Zisapel is also the Chairman of two other public companies, Radvision Ltd. (NASDAQ: RVSN) and Ceragon Ltd. (NASDAQ: CRNT), and a director of another public company, Amdocs Ltd. (NYSE: DOX), as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Pg. 57

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

Pg. 58

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 17 years as an entrepreneur and senior executive in a number of high tech and financial services firms. She is currently Partner at Magnolia Capital Partners. In 2008-9 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Between 2005-2008 she has served as Partner at Magnolia Capital, providing investment banking services to Israeli high tech, healthcare and real estate companies. Previously, Irit founded and served as EVP business development and board member for PrintPaks, which was acquired by Mattel Inc. (NYSE: MAT) in 1997. After leading the PrintPaks disposition effort, Ms. Hillel became Managing Director of Mattel Interactive Europe. At Mattel, she led a multi-functional team located in six countries, bringing to market some of Europe’s best-selling computer game titles. In other roles she was vice president at Power Paper Ltd. and worked with Hewlett Packard Co. (NYSE: HPQ) and Mirage Innovations Ltd. in strategy, capital raising and business development. Earlier in her career, Ms. Hillel was an investment manager in the high yield bonds and equities investment department at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at University of California-Los Angeles, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Mr. Matty Karp has served as a director since December 2009. He is the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp.   From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL).  Mr. Karp received a B.S., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Dr. Shlomo Kalish has served as a director since December 2009. He currently serves as the Chief Executive Officer of the Jerusalem Global Group, a technology focused investment house, which he founded in 1994.  He is also the managing partner of Jerusalem Global Ventures, a $120 million venture capital fund investing in seed-stage and early-stage communications and information technology companies, which he founded in 1999.  Dr. Kalish is currently a director of two private companies, Camero Technologies and NotalVision.  He also serves on the Boards of Governors of the Technion - Israel Institute of Technology and The Jerusalem College of Technology.  He holds a Ph.D. in Operations Research from the Massachusetts Institute of Technology (“MIT”), a M.Sc. from the Sloan School of Management at MIT and a B.Sc. from Tel Aviv University.

There are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (11 persons) for the year ended December 31, 2009 was approximately $1.23 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $191,000 that was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period. These amounts do not include the expense of share-based compensation as per ASC Topic 718. During 2009, our directors and officers received, in the aggregate, options to purchase 270,000 ordinary shares under our equity based compensation plans. These options have an average exercise price of $0.78 per share and expire seven years from the grant date.

Pg. 59

As of December 31, 2009, our directors and officers as a group held options to purchase an aggregate of 581,595 ordinary shares.  All of these options were granted under the 2003 Share Option Plan and the International Employee Stock Option Plan.  The directors are entitled to reimbursement for expenses and, as per an amendment in 2008 to the regulations promulgated pursuant to the Israeli Companies Law, each of our external directors will also be paid an annual fee of NIS 18,700 (currently equivalent to approximately $5,000) and a per meeting attendance fee of NIS 1,080 (currently equivalent to approximately $300).  Such amounts are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, the Audit Committee, the Board of Directors and the shareholders approved cash compensation and equity compensation for Dr. Shlomo Kalish and Mr. Matty Karp in amounts equal to the compensation of our external directors and under the same vesting conditions.  Accordingly, they will each be paid (i) an annual fee of NIS 18,700 (currently equivalent to approximately $5,000) and a per meeting attendance fee of NIS 1,080 (currently equivalent to approximately $300),  which amounts are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time and (ii) options (under the 2003 Share Option Plan) to purchase 12,500 ordinary shares, at an exercise price of $1.57,  which vest over a period of three years beginning on December 9, 2009, with one third  vesting at the end of each year, provided that the respective director continues to serve as a director.

Share Option Plans

We have the following five share option plans for the granting of options to our employees, officers, directors and consultants:  (i) the 1998 Share Option Plan; (ii) the International Employee Stock Option Plan; (iii) the 2000 Share Option Plan; (iv) the 2001 Share Option Plan; and (v) the 2003 Share Option Plan.  Options granted under our option plans generally vest over a period of between two and six years, and generally expire seven to ten years from the date of grant.  The share option plans are administered either by the Board of Directors or, subject to applicable law, by the Share Incentive Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards.

The Company measures compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718 “Compensation – Stock based compensation”. We recorded an expense of $272,000 for share-based compensation plans during 2009. During 2009 we granted 551,264 options which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(j) and 12(b) of the Notes to the Consolidated Financial Statements for further information.

As of December 31, 2009, we have granted options to purchase a total of 2,094,996 ordinary shares, of which options to purchase 377,395 ordinary shares have been exercised and options to purchase 869,361 ordinary shares remain outstanding.

In August 2006, we elected, pursuant to Rule 5615(a)(3) of the NASDAQ Stock Market Rules, to follow our home country practice in lieu of the NASDAQ Stock Market Rules with respect to the approvals required for the establishment and for material amendments to our share option plans. Consequently, the establishment of share option plans and material amendments thereto is now subject to the approval of our Board of Directors and is no longer subject to our shareholders’ approval. See also Item 16G - Corporate Governance.

Pg. 60

C.	BOARD PRACTICES

Terms of Office

The current Board of Directors is comprised of Zohar Zisapel, Uri Har, Irit Hillel, Matty Karp and Shlomo Kalish.  Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our directors serve until the next annual general meeting (in 2010). The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2010.  None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

External Directors

We are subject to the provisions of the new Israeli Companies Law, 5759-1999, which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person or the person’s spouse, siblings, parents, grandparents, descendants, spouses’ descendants  or the spouse of any of the foregoing (collectively, a “relative”), partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by such controlling entity.  The term affiliation includes:

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

Pg. 61

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

The initial term of an external director is three years and may be extended for an additional three years.  In certain special situations, the term may be extended beyond these periods.  Each committee of a company’s board of directors is required to include at least one external director.  Both Uri Har and Irit Hillel qualify as external directors under the Companies Law, and both are members of the Company’s Audit Committee and Nominating Committee.  Irit Hillel is also a member of the Company’s Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market (to which we transferred from the NASDAQ Global Market in October 2007), and we are subject to the NASDAQ Stock Market rules applicable to listed companies.  Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Uri Har, Irit Hillel and Shlomo Kalish qualify as independent directors under the current NASDAQ requirements and each is a member of the Audit Committee. Shlomo Kalish is our “audit committee financial expert.” In addition, we have adopted an Audit Committee charter, which sets forth the Audit Committee’s responsibilities.

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

Pg. 62

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

Nominating Committee

The nominees to our Board are selected or recommended to the Board by our Nominating Committee.  The written procedures addressing the nominating process were approved by our Board. Zohar Zisapel, Uri Har and Irit Hillel constitute our Nominating Committee. The Nominating Committee is responsible for, among other things, assisting our Board in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to the Board.

Compensation Committee

The compensation payable to executive officers must be approved either by a majority of the independent directors on our board or by a Compensation Committee.  Our Compensation Committee is comprised of Zohar Zisapel, Irit Hillel and Matty Karp.

Pg. 63

D.	EMPLOYEES

As of December 31, 2009, we had 96 permanent and temporary employees worldwide, of which 36 were employed in research and development, 41 in sales and marketing, 10 in management and administration and 9 in operations.  As of December 31, 2009, 82 of our employees were based in Israel, 7 were based in the United States and 7 were based in Spain, Singapore, and China.  All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us.  We are subject to labor laws and regulations in Israel (including applicable extension orders) and the United States.  We and our Israeli employees are also subject to certain extension orders applicable to all employers in the Israeli market. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. None of our employees are represented by a labor union, and we have not experienced any work stoppages.

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 22, 2010. The percentage of outstanding ordinary shares is based on 5,102,778(3)(8) ordinary shares outstanding as of March 22, 2010.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel(4)	1,845,433	34.55%
David Ripstein(5)	79,625	1.54%
Avi Zamir(6)	57,813	1.12%
All directors and executive officers as a group, except Zohar Zisapel, David Ripstein and Avi Zamir(8 persons)(1) (2) (7)	87,325	1.68%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 22, 2010.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 22, 2010.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by a Radcom Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(4)
Includes beneficial ownership of 44,460 ordinary shares held by RAD Data Communications Ltd. and 13,625 ordinary shares held by Klil and Michael Ltd., both Israeli companies and 237,864 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 22, 2010.  Zohar Zisapel is a principal shareholder and director of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information was provided by Mr. Zisapel.

Pg. 64

(5)	Comprised of 79,625 ordinary shares issuable upon exercise of options within 60 days of March 22, 2010.

(6)	Comprised of 57,813 ordinary shares issuable upon exercise of options within 60 days of March 22, 2010.

(7)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of March 22, 2010) and have, therefore, not been separately disclosed. The amount of shares is comprised of 87,325 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 22, 2010.

(8)	On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

For a description of our share option plans for the granting of options to our employees see “Item 6—Directors, Senior Management and Employees—Compensation—Share Option Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 22, 2010, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 22, 2010, our ordinary shares had a total of 58 holders of record, of which 26 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name.” As of March 22, 2010, U.S. holders of record held approximately 66 % of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3)	1,845,433	34.55%
Yehuda Zisapel(4)	506,790	9.9%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 22, 2010.

(2)
The percentage of outstanding ordinary shares is based on 5,102,778 ordinary shares outstanding as of March 22, 2010.  For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 22, 2010. The number of outstanding ordinary shares does not include 5,189 shares held by a Radcom Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(3)
Includes 44,460 ordinary shares held of record by RAD Data Communications and 13,625 ordinary shares held of record by Klil and Michael Ltd., both Israeli companies and 237,864 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 22, 2010. Zohar Zisapel is a principal shareholder and director of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information was provided by Mr. Zisapel.

Pg. 65

(4)
Includes 44,460 ordinary shares held of record by RAD Data Communications and 227,590 ordinary shares owned of record by Retem Local Networks Ltd., an Israeli company.  Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications and Retem Local Networks Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

B.	RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group.  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"); Radvision Ltd.; BYNET Data Communications Ltd.("BYNET"); BYNET SAMECH LTD.; BYNET SYSTEMS APPLICATIONS LTD.; BYNET ELECTRONICS LTD. (a non-exclusive distributor in Israel for us); and AB-NET Communication Ltd.

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

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.  We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group.  The aggregate amounts of such purchases were approximately $0, $22,000 and $2,000 in 2009, 2008 and 2007, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.  The aggregate amounts of such purchases were approximately $21,000, $86,000 and $71,000 in 2009, 2008 and 2007, respectively.

Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services.  The aggregate amounts of such reimbursements were approximately $26,000, $37,000 and $40,000 in 2009, 2008 and 2007, respectively.

Pg. 66

We currently lease office premises in Tel Aviv and Paramus, New Jersey, from an affiliate. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $503,000, $522,000 and $526,000 in 2009, 2008 and 2007, respectively.  We also sub-lease 276 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $7,000 for 2009, and approximately $5,000 for 2008 and 2007.

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS LTD., a related party.  We sell our products and services to BYNET on the same terms and conditions as it sells to unrelated Israeli distributors with whom it has distribution agreements.  The aggregate amounts of such sales were approximately $383,000, $188,000 and $407,000 in 2009, 2008 and 2007, respectively.

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel ($1.65 million), one of our directors at the time, Zohar Gilon ($50,000), and his son, Amit Gilon ($50,000). For more information, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” above.

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

Registration Rights

As part of the PIPE we completed in 2008, we have entered into agreements with certain of our directors and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in the PIPE.  We filed a registration statement in regards to the shares and warrants of the 2008 PIPE transaction which became effective on August 26, 2008. For more information on the PIPE transaction, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placement –2008.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1,  are incorporated herein by reference.

Pg. 67

Export Sales

In 2009, the amount of our export sales was approximately $11.5 million, which represented 96.6% of our total sales.

Legal Proceedings

Not applicable.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2009.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low bid prices of our ordinary shares as reported by the NASDAQ Global Market and the NASDAQ Capital Market, as applicable, for the calendar periods indicated:

	High	Low

2009	$2.80	$0.40
2008	$3.40	$0.40
2007	$12.72	$2.80
2006	$20.20	$6.96
2005	$13.80	$6.00

2010

First Quarter (through March 22)	$2.15	$1.60

2009
Fourth Quarter	$2.80	$1.06
Third Quarter	$1.17	$0.42
Second Quarter	$0.60	$0.40
First Quarter	$0.75	$0.41

Pg. 68

2008

Fourth Quarter	$1.52	$0.40
Third Quarter	$2.38	$0.91
Second Quarter	$2.80	$2.03
First Quarter	$3.40	$1.80

Most recent six months

March 2010 (through March 22)	$2.10	$1.97
February 2010	$2.15	$1.91
January 2010	$1.95	$1.60
December 2009	$1.96	$1.57
November 2009	$1.89	$1.49
October 2009	$2.80	$1.06
September 2009	$1.17	$0.77

Dual Listing

In addition to trading on the NASDAQ Capital Market, on February 20, 2006, our ordinary shares began trading on the TASE. In March 2009 we notified the TASE that we did not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing became effective on June 29, 2009.

Tel-Aviv Stock Exchange

The following table sets forth the high and low bid prices of our ordinary shares as reported by the TASE for the periods our shares were traded on the TASE and as per the calendar periods indicated:

2009
	High		Low
Second Quarter	NIS	2.64	NIS	2.02

First Quarter	NIS	2.801	NIS	1.501

2008

Fourth Quarter	NIS	4.56	NIS	2.34
Third Quarter	NIS	8.10	NIS	3.55
Second Quarter	NIS	9.98	NIS	7.73
First Quarter	NIS	12.24	NIS	6.76

2007
Fourth Quarter	NIS	16.36	NIS	11.12
Third Quarter	NIS	23.80	NIS	12.08
Second Quarter	NIS	47.80	NIS	21.70
First Quarter	NIS	53.44	NIS	42.48

Pg. 69

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

From our initial public offering on September 24, 1997 until September 30, 2007 our ordinary shares were traded on the NASDAQ Global Market under the symbol RDCM, and since October 1, 2007 our shares have been traded on the NASDAQ Capital Market. In addition, on February 20, 2006, our ordinary shares began trading on the TASE under the symbol “רדקם”. In March 2009 we notified the TASE that we did not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing became effective on June 29, 2009. Prior to September 24, 1997, there was no market for our ordinary shares.

Our ordinary shares are currently listed on the NASDAQ Capital Market and are thereby subject to the rules and regulations established by NASDAQ and applicable to listed companies. The Rule 5600 Series of the NASDAQ Stock Market Rules imposes various corporate governance requirements on listed securities. Section (a)(3) of Rule 5615 provides that foreign private issuers are required to comply with certain specific requirements of the Rule 5600 Series, but may comply with the laws of their home jurisdiction in lieu of other requirements of the Rule 5600 Series and certain other enumerated rules.

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of (i) Rule 5250(d)(1) regarding  distribution of annual reports to our shareholders prior to our annual meeting of shareholders; (ii) Rule 5635(c) relating to the solicitation of shareholder approval prior to the issuance of designated securities when a stock option or purchase plan is to be established or materially amended; and (iii) Rule 5210(c) and Rule 5255 relating to the direct registration program.  These requirements of the NASDAQ Stock Market Rules are not required under the Israeli Companies Law. See also Item 16G - Corporate Governance.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary description of certain provisions of our memorandum of association and articles of association.

Pg. 70

Objects and Purposes

We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company.  We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

The full details of all our objects and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolution of our shareholders.  One of our objectives is to manufacture, market and deal – in all ways – with computer equipment, including communications equipment and all other equipment related in any way to such equipment.  Some additional objects of our listing include:  having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be fixed from time to time by resolution of our shareholders.  On December 9, 2009, at our annual general meeting, our shareholders fixed the number of directors on our Board of Directors at five (5).  Our directors do not stand for reelection at staggered intervals, and they serve until the next annual general meeting (in 2010).

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

Pg. 71

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care of an office holder includes a duty to utilize reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his position; and

•	all other important information pertaining to such actions.

•	The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties for the company and the performance of his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the company;

Pg. 72

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself, or for others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Each person listed in the table above under “Item 6—Directors, Senior Management and Employees—Directors and Senior Management” above is an office holder.  Under the Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors.  Under the Companies Law, directors’ compensation arrangements in a public company require the approval of the audit committee, the board of directors and the shareholders, in that order.

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

Changing Rights of the Shareholders

Pursuant to the Companies Law and the Company’s articles of association, the Company may change the rights of owners of shares of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock.  An enlargement of a class of stock is not considered changing the rights of such class of stock.

Pg. 73

Shareholder Meetings

The Company has two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  We are required to give notice of general meetings (annual or extraordinary) no less than seven days before the general meetings.  A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company.  If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the chairman of the board and the majority of the voting power represented at the meeting agree).  Every ordinary share has one vote.  A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class.  A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We are exempted by the NASDAQ Stock Market Rules from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC. See also Item 16G – Corporate Governance.

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

Pg. 74

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

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

•	a breach of an office holder’s duty of care to us or to another person (other than a breach committed intentionally or recklessly);

•	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	a financial liability imposed upon an office holder in favor of another person concerning an act performed by an office holder in his or her capacity as an office holder.

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

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her and either (i) concluded without the imposition of any financial liability in lieu of criminal proceedings or (ii) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against him or her or instituted on our behalf by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Pg. 75

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

Pg. 76

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company.  These requirements do not apply if, in general, the acquisition (i) was made in a private placement that received shareholder approval, including with respect to the fact that as a result of the transaction a party would become a shareholder of 25% or more, (ii) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (iii) was from a 45% or greater shareholder of the company which resulted in the acquiror becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

For a summary of our material contracts, see “Item 7—Major Shareholders and Related Party Transactions” and “Item 4—Information on the Company—Property, Plants and Equipment,” which are incorporated herein by reference.

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

Pg. 77

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

General Corporate Tax Structure

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147) 2005, which prescribes, among other things, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%. In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Pg. 78

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as RADCOM), provided that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available) and that the gains did not derive from a permanent establishment of such shareholders in Israel.  However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Pg. 79

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.  Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular Corporate Tax rates) for the “Benefit Period,” a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the start of the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a period of ten years from the commencement of the Benefit Period.  Tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

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

We believe our Approved Enterprise operates in substantial compliance with all such conditions and criteria although none of the tax benefits have been utilized by RADCOM to date.  We cannot assure you that our program will continue to be approved and/or that we will continue to receive benefits for it at the current level, if at all.  See “Item 3—Key Information—Risk Factors—Risks Related to Our Location in Israel.”

Pg. 80

In 1994, our investment program in our Tel Aviv facility was approved as an Approved Enterprise under the Law.  We elected the Alternative Path of tax benefits in respect thereof. Our program for expansion of our Approved Enterprise to Jerusalem was submitted to the Investment Center for approval in October 1994, and the approval thereof was received in February 1995. In December 1996, our request for a second expansion of our Approved Enterprise in Jerusalem was approved by the Investment Center. The period of benefits under such approvals expired in 2006. We have not utilized any benefits with respect to these programs.

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Benefited Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to April 1, 2005.Generally, under the amendment a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

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

In December 2005, based on this amendment, we notified the Income Tax Authorities that 2004 fiscal year was chosen as the selected year for additional expansion of our Benefited Enterprise.

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

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “the U.S. - Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Pg. 81

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli company to non-residents of Israel, income tax is applicable at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved Enterprise; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that under the Investments Law, dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.  Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

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

Pg. 82

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

Pg. 83

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

Pg. 84

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

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a “PFIC”) for 2009 if (taking into account certain “look-through” rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2009.

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

Pg. 85

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

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts. The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation. The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts. We believe that we were not a PFIC for 2009, 2008, 2007, 2006, 2005, 2004 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years. For our 2009 taxable year, the ratio of the average percentage of the fair market value of our passive assets to the fair market value of our total assets was slightly below 50% under the market capitalization approach. Therefore, we believe that we should not be classified as a PFIC for 2009. However, there can be no assurance that the IRS will not challenge this treatment. Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary share, which are all relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF, mark-to-market or certain other special elections. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Pg. 86

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

F.           DIVIDENDS AND PAYING AGENTS

Not applicable.

G.           STATEMENT BY EXPERTS

Not applicable.

Pg. 87

H.           DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC, under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC.  You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C.  20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room. In addition, some of our filings are available to the public at the SEC’s website (www.sec.gov). We also generally make available on our own web site (www.radcom.com) our annual reports as well as other information.  However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders.  See also Item 16G – Corporate Governance. Our website is not part of this Annual Report.

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

We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits and foreign currency fluctuations. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks. We account for the Warrant issued to Plenus as a liability and it is marked to market at each reporting date. Accordingly, we are exposed to the impact of the fluctuation of our share price on the valuation of our liability. An increase of our share price by $1 will increase the liability of our Warrant by approximately $173,000.

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents and to loans we take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual interest of approximately 0.15%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be material..

Pg. 88

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. subsidiary and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars or in Euro for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS. Based on our budget for 2010, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $42,000 per quarter and vise versa.

See also “Item 5—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Currency Fluctuations.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The venture loan from Plenus, as detailed in item 5B "Liquidity and Capital Resources", includes financial covenants which relate to the level of revenues or bookings, operating income and cash balances of the Company. In May 2009, following the repayment of $500,000 of the loan principal amount, Plenus granted us a waiver with respect to any claims of default under the financial covenants as of March 31, 2009.

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

Use of Proceeds

Private Placement - 2008. In February 2008, we raised $2.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants).  For additional information on this PIPE transaction, see “Item 8—Financial Information- Significant Changes—Private Placement.”  Under the PIPE transaction, we issued 976,563 ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants are exercisable for three years from the PIPE’s date of closing. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants); our F-3 was filed with the SEC on August 7, 2008.  The registration statement was declared effective by the SEC on August 26, 2008.  We incurred expenses of approximately $96,000 in connection with the offering.  Our net proceeds from the offering were approximately $2.4 million. In 2009 the investors exercised warrants to purchase 20,313 ordinary shares. Our net proceeds from these exercises were approximately $65,000. As of December 31, 2009, approximately $0.4 million of the proceeds received in the 2008 private placement have been used for operational expenditures.

Pg. 89

ITEM 15T.	CONTROLS AND PROCEDURES

a.           Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2009. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2009, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

b.           Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, under the supervision of the Company’s principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; (3) provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2009, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Pg. 90

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

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

c.           Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Shlomo Kalish is our “audit committee financial expert” (as defined in paragraph (b) of Item 16A of Form 20-F) serving on our Audit Committee.  For information on Dr. Kalish’s professional and educational background, see Item 6—Directors, Senior Management and Employees—Directors and Senior Management.  Dr. Kalish qualifies as an “independent” director under the NASDAQ rules.

ITEM 16B.	CODE OF ETHICS

On February 1, 2004, our Board of Directors adopted our Code of Ethics and Business Conduct, a code that applies to all our directors, officers and employees, including our Chief Executive Officer and President, and our Chief Financial Officer [and Controller]. A copy of the Code of Ethics and Business Conduct was filed as Exhibit 11 to our annual report on Form 20-F, filed with the SEC on May 6, 2004.

Our Code of Ethics is also publicly available on our website at www.radcom.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

 At the Company’s annual meeting held in December 2009, our shareholders appointed Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, as the Company’s independent registered public accounting firm, in lieu of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International.

Kost Forer Gabbay & Kasierer and Somekh Chaikin charged the following fees to us for professional services rendered in 2009 and 2008, respectively:

	Year Ended December 31,
	2009	2008

Audit Fees	$120,000	$145,000
Tax Fees	$5,000	$5,000

Total	$125,000	$150,000

Pg. 91

“Audit Fees” are the aggregate fees billed (for the year) for the audit of our annual financial statements and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

“Tax Fees” are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

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

(a) Previous independent registered public accounting firm.

On December 9, 2009, the Company dismissed Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, as the independent registered public accounting firm for the Company. This action was approved by our shareholders following the recommendation by the Board of Directors and the Audit Committee.

The reports of Somekh Chaikin on the Company’s consolidated financial statements for the fiscal years ended December 31, 2008 and December 31, 2007 did not contain any adverse opinion or a disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s fiscal years ended December 31, 2008 and December 31, 2007 and through December 9, 2009, there were no disagreements with Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Somekh Chaikin, would have caused it to make reference thereto in its reports on the Company’s financial statements for such fiscal years.

Pg. 92

During the Company’s fiscal years ended December 31, 2008 and December 31, 2007 and through December 9, 2009, there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K, promulgated by the SEC.

The Company provided Somekh Chaikin with a copy of this Annual Report Form 20-F prior to its filing with the SEC and requested that Somekh Chaikin furnish a letter addressed to the SEC stating whether Somekh Chaikin agrees with the statements made by the Company in response to this  Item 16F and set forth above (the “Letter”). A copy of the Letter, dated March 25, 2010, from Somekh Chaikin to the SEC is attached as Exhibit 15.3 to this Form 20-F.

(b) New independent registered public accounting firm.

On December 9, 2009, Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, was engaged as the independent registered public accounting firm for the Company.  The engagement of Kost Forer Gabbay & Kasierer was approved by our shareholders following the recommendation by the Board of Directors and the Audit Committee.  During the Company’s fiscal years ended December 31, 2008 and December 31, 2007 and through December 9, 2009, the Company did not consult with Kost Forer Gabbay & Kasierer regarding any of the matters or events set forth in Item 304(a)(2)(i) or Item 304(a)(2)(ii) of Regulation S-K.

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

Pg. 93

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

Index to the Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2009 and 2008
F-3
Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	F-5

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended	F-6

December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-7

Notes to Consolidated Financial Statements	F-9

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association(1)

1.2	Articles of Association, as amended(14)

2.1	Form of ordinary share certificate(1)

4.1	2000 Share Option Plan(2)

4.2	1998 Employee Bonus Plan(3)

4.3	1998 Share Option Plan(4)

4.4	International Employee Stock Option Plan(5)

4.5	Directors Share Incentive Plan (1997)(6)

4.6	Key Employee Share Incentive Plan (1996)(7)

4.7	2001 Share Option Plan(8)

4.8	2003 Share Option Plan(9)

4.9
Lease Agreement, dated November 15, 2000, among Vitalgo Textile Industries Ltd., Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM  Ltd. (English summary accompanied by Hebrew original)(10)

4.10	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.11	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.12	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.(10)

Pg. 94

4.13	Lease Agreement, dated January 22, 2002, between Regus Business Centre and RADCOM Ltd.(11)

4.14	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and RADCOM Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001(10)

4.15	Share and Warrant Purchase Agreement, dated as of March 17, 2004, by and between RADCOM Ltd. and the purchasers listed therein(12)

4.16	Form of Warrant(12)

4.17	Share and Warrant Purchase Agreement, dated as of December 19, 2007, by and between RADCOM Ltd. and the purchasers listed therein(13)

4.18	Form of Warrant - Share and Warrant Purchase Agreement dated December 19, 2007(13)

4.19	Loan Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.20	Fixed Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.21	Floating Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.22	Security Agreement, dated as of April 1, 2008, by and between RADCOM Equipment Inc., Plenus Management (2004) and the other parties thereto(13)

4.23	Form of Warrant – Loan Agreement, dated as of April 1, 2008(13)

8.1	List of Subsidiaries(14)

11.1	Code of Ethics(12)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(14)

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(14)

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(14)

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(14)

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, dated March 25, 2010(14).

15.2	Consent of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, dated March 25, 2010(14).

15.3	Letter of Somekh Chaikin, a member firm of KPMG International, dated March 25, 2010.(14)

Pg. 95

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996.

(2)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244), filed with the SEC on March 7, 2001.

(3)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246), filed with the SEC on March 7, 2001.

(4)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248) filed with the SEC on March 7, 2001.

(5)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.

(6)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254), filed with the SEC on March 7, 2001.

(7)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13252), filed with the SEC on March 7, 2001.

(8)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236), filed with the SEC on December 28, 2001.

(9)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931), filed with the SEC on January 15, 2004.

(10)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(11)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001, filed with the SEC on March 27, 2002.

(12)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

(13)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008.

(14)	Filed herewith.

Pg. 96

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ David Ripstein
Name: David Ripstein
Title: Chief Executive Officer
Date: March 25, 2010

Pg. 97

RADCOM Ltd.

(an Israeli Corporation)
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2009

RADCOM LTD. AND ITS SUBSIDIARIES
(AN ISRAELI CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-35

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheet of Radcom Ltd. (an Israeli Corporation) and its subsidiaries (collectively, the "Company") as of December 31, 2009 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2009 and the consolidated results of their operations and their cash flows for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2010	A Member of Ernst & Young Global

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,274	$3,513
Trade receivables (net of allowances for doubtful accounts of $ 1,004 and $ 1,059 as of December 31, 2009 and 2008, respectively) (Note 3)	3,610	7,118
Inventories (Note 4)	2,879	2,752
Other current assets (Note 5)	607	973

Total current assets	10,370	14,356

SEVERENCE PAY FUND	2,495	2,496

PROPERTY AND EQUIPMENT, NET (Note 6)	575	989

Total assets	$13,440	$17,841

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,117	$2,121
Deferred revenue	478	1,057
Current maturities of long-term loan (Note 8)	1,022	1,167
Other payables and accrued expenses (Note 7)	4,781	3,817

Total current liabilities	7,398	8,162

LONG-TERM LIABILITIES:
Deferred revenue	85	277
Long-term loan net of current maturities (Note 8)	170	1,152
Warrants related to long term loan (Note 8)	248	-
Accrued severance pay	2,899	3,265

Total long-term liabilities	3,402	4,694

Total liabilities	10,800	12,856

COMMITMENTS AND CONTINGENCIES (Note 10)

SHAREHOLDERS' EQUITY (Note 12):
Share capital:
Ordinary shares of NIS 0.20 par value: 9,997,670 shares authorized at December 31, 2009 and 2008; 5,102,778 and 5,081,426 shares issued and outstanding at December 31, 2009 and 2008, respectively	177	176
Additional paid-in capital	51,544	51,474
Accumulated deficit	(49,081)	(46,665)

Total shareholders' equity	2,640	4,985

Total liabilities and shareholders' equity	$13,440	$17,841

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share data

	Year ended December 31,
	2009	2008	2007

Revenues (Note 14a):
Products	$9,190	$12,480	$10,158
Services	2,728	2,758	3,339

	11,918	15,238	13,497

Cost of revenues :
Products	3,469	5,523	4,927
Services	590	502	466

	4,059	6,025	5,393

Gross profit	7,859	9,213	8,104

Operating expenses:
Research and development	4,223	6,506	7,378
Less - royalty-bearing participation (Note 10a1)	1,633	2,113	2,096

Research and development, net	2,590	4,393	5,282

Selling and marketing	5,835	7,486	9,279
General and administrative	1,643	2,818	2,391

Total operating expenses	10,068	14,697	16,952

Operating loss	(2,209)	(5,484)	(8,848)

Financial income (expenses), net (Note 14b):	(440)	(309)	265

Net loss	$(2,649)	$(5,793)	$(8,583)

Net loss per share:
Basic and diluted net loss per Ordinary Share	$(0.52)	$(1.16)	$(2.10)

Weighted average number of Ordinary Shares used to compute basic and diluted net loss per Ordinary Share	5,081,986	4,995,586	4,084,789

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Share capital		Additional
	Number of shares	Amount	paid-in capital	Accumulated deficit	Total

Balance as of January 1, 2007	4,058,069	$120	$47,542	$(32,289)	$15,373

Net loss	-	-	-	(8,583)	(8,583)
Share-based compensation	-	-	564	-	564
Exercise of options	33,153	2	222	-	224

Balance as of December 31, 2007	4,091,222	122	48,328	(40,872)	7,578

Net loss	-	-	-	(5,793)	(5,793)
Issuance of shares and warrants, net of issuance expenses of $ 96	976,563	54	2,350	-	2,404
Issuance of a warrant related to long-term loan (Notes 8 and 12)	-	-	266	-	266
Share-based compensation	-	-	530	-	530
Exercise of options	13,641	*) -	-	-	-

Balance as of December 31, 2008	5,081,426	176	51,474	(46,665)	4,985

Net loss	-	-	-	(2,649)	(2,649)
Cumulative-effect adjustment upon adoption of ASC 815-40 relating warrants	-	-	(266)	233	(33)
Share-based compensation	-	-	272	-	272
Exercise of options	1,039	*) -	*)-	*)-	*)-
Exercise of warrants	20,313	1	64	-	65

Balance as of December 31, 2009	5,102,778	$177	$51,544	$(49,081)	$2,640

*)           Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2008	2007
Cash flows from operating activities:

Net loss	$(2,649)	$(5,793)	$(8,583)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	481	610	687
Loss from property and equipment	-	88	-
Share-based compensation	272	530	564
Provision for doubtful accounts	-	460	2
Amortization of discount on long-term loan	40	85	-
Increase (decrease) in severance pay, net	(365)	9	51
Decrease (increase) in trade receivables	3,508	(1,704)	3,834
Decrease (increase) in other current assets	366	130	(195)
Decrease (increase) in inventories	(167)	584	(1,141)
Increase (decrease) in trade payables	(1,004)	865	(1,099)
Increase (decrease) in other payables and accrued expenses	937	(788)	378
Increase in value of warrants	215	-	-
Decrease (increase) of interest on short-term bank deposits and long-term loan	27	(63)	73
Increase (decrease) in deferred revenue	(771)	31	(589)

Net cash provided by (used in) operating activities	890	(4,956)	(6,018)

Cash flows from investing activities:

Investment in short-term deposits	-	-	(2,515)
Proceeds from short-term deposits	-	-	10,502
Purchase of property and equipment	(27)	(120)	(437)

Net cash provided by (used in) investing activities	(27)	(120)	7,550

Cash flows from financing activities:

Issuance of a warrant related to long-term loan	-	266	-
Proceeds from issuance of long-term loan net of issuance expenses $ 78	-	2,156	-
Payments of long term loan	(1,167)	-	-
Proceeds from issuance of ordinary shares and warrants, net of issuance expenses of $ 96 thousand	-	2,404	-
Exercise of warrants	65	-	-
Exercise of options	*) -	*) -	224

Net cash (used in) provided by financing activities	(1,102)	4,826	224

Increase (decrease) in cash and cash equivalents	(239)	(250)	1,756
Cash and cash equivalents at beginning of year	3,513	3,763	2,007

Cash and cash equivalents at end of year	$3,274	$3,513	$3,763

*)           Less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2009	2008	2007

(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$-	$1	$12

	Inventories capitalized as property and equipment, net	$40	$118	$362

(b)	Cash paid for interest	$258	$118	$-

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.
Radcom Ltd. (the "Company") is an Israeli corporation that operates in one business segment of communication networks. The Company provides innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Wireless and Wireline technologies for Voice, Data and Video. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. Radcom's shares are listed on the NASDAQ Capital.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "US Subsidiary"), which was incorporated in 1993 under the laws of the State of New Jersey. The US Subsidiary is primarily engaged in the selling and marketing of the Company's products in North America.

b.
The Company generated significant losses attributable to its operations. The Company has managed its liquidity during this time through a series of cost reduction initiatives, including reduction in workforce, expansion of its sales into new markets, private placement transactions and a venture capital loan. The Company believes that its existing capital resources and cash flows from operations will be adequate to satisfy its expected liquidity requirements expected through the calendar year 2010. The Company’s foregoing estimate is based, among others, on its current backlog and on the positive trends demonstrated in most of the markets in which it operates during the latter part of 2009. There is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting Principles ("US GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars ("dollar" or "dollars"):

Most of the Company's revenues and costs are denominated in U.S. dollars Therefore, the Company’s management believes the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Accounting Standards Codification ("ASC") 830 "Foreign Currency Matters".

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

c.	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

d.	Cash equivalents:

The Company considers all highly liquid deposit instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

e.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents, severance pay fund and trade receivables.

Cash and cash equivalents are maintained with major financial institutions mainly in Israel. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel. Such deposits are not insured. However, management believes that such financial institutions are financially sound, and accordingly, low credit risk exists with respect to these investments.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Allowance for doubtful accounts amounted to $1,004 and $1,059 as of December 31, 2009 and 2008, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $0, $460 and $2 in 2009, 2008 and 2007, respectively. Total write offs during 2009, 2008 and 2007 amounted to $55, $89 and $4, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

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

The Company implements ASC 330-10-30 "Inventory Overall-Initial Measurement". ASC 330-10-30 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) requiring that those items be recognized as current-period charges. In addition, ASC 330-10-30 requires that allocation of fixed production overheads be based on the normal capacity of the production facilities.

Total write offs during 2009, 2008 and 2007 amounted to $ 200, $ 15 and $ 227, respectively.

g.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Equipment used for research and development (unless no alternative future use exists) and demonstration equipment are capitalized at cost or, when applicable, at production costs.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:
%

Demonstration and rental equipment	33
Research and development equipment	25 - 50
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	(*)

*)	At the shorter of the lease period or useful life of the leasehold improvement.

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "property, plants and equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2009, 2008 and 2007, no impairment losses were identified.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Revenue recognition:

1.
Revenue from product sales is recognized in accordance with ASC 985-605, "Software Revenue Recognition", when the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectability is probable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Amounts received from customers prior to product shipments are classified as advances from customers.

2.
Most of the Company's revenues are generated from sales to independent distributors. The Company has a standard contract with its distributors. Based on this contract, sales to distributors are final and distributors have no rights of return or price protection. The Company is not a party to the agreements between distributors and their customers.

3.
The Company also generates sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from the Company. The Company invoices the end-user customers directly, collects payment directly and then pays commissions to the representative for the sales in its territory.

4.
With its products, the Company provides a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty"). The Company records an appropriate provision for Warranty in accordance with ASC 450 "Contingencies". After the Warranty period initially provided with the Company's products, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

5.
As required by ASC 985-605, the Company determines the value of the product component of its multiple-element arrangements (generally when selling product with extended warranty contracts) using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

6.	Deferred revenues represent mainly the unrecognized fees collected for extended warranty services.

j.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718. ASC 718 requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share on the grant date is the market value of such date;

2.	The dividend yield is zero percent for all relevant years;

3.	Risk free interest rates are as follows:

%

Year ended December 31, 2009	1.6 - 2.7
Year ended December 31, 2008	2.4 - 3.5
Year ended December 31, 2007	3.9 - 4.9

4.
Each option granted has an expected life of 4 - 5.5 years (as of the date of grant); The Company currently uses simplified method until sufficient historical exercise data will support using expected life assumptions; and

5.
Expected annual volatility is 93% - 111%, 71% - 79% and 73% - 85% for the years ended December 31, 2009, 2008 and 2007, respectively. This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Actual historical changes in the market value of the Company's share were used to calculate the volatility assumption, as management believes that this is the best indicator of future volatility.

k.	Derivative Instruments

Beginning January 1, 2009 the Company accounts for the Warrant issued to Plenus (see note 8) in accordance with ASC 815-40, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock". This Topic provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument.

Following the adoption of ASC 815-40, certain previously granted warrants with price adjustment mechanism which were considered equity under prior guidance were reclassified from shareholders’ equity to liability and marked to market at each reporting date.

As the transition guidance of ASC 815-40 requires cumulative effect to be recognized as an adjustment to opening balance of retained earnings, the adoption of ASC 815-40 resulted in a reclassification between accumulated deficit and additional paid in capital.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Allowance for product warranty:

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. The provision for warranties for all periods through December 31, 2009, is determined based upon the Company's past experience.

The followings are the changes in the liability for product warranty from January 1, 2007 to December 31, 2009:

Balance at January 1, 2007	$355

Accrual for warranties issued during the year	193
Reduction for payments and costs to satisfy claims	(328)

Balance at December 31, 2007	220

Accrual for warranties issued during the year	108
Reduction for payments and costs to satisfy claims	(192)

Balance at December 31, 2008	136

Accrual for warranties issued during the year	299
Reduction for payments and costs to satisfy claims	(210)

Balance at December 31, 2009	$225

m.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20 "Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

n.	Government grants:

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (specifically, the Office of the Chief Scientist - the "OCS") in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded in cost of sales, when the related sales are recognized. See also Note 10a.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Loss per share:

Basic and diluted loss per ordinary share are presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic loss per ordinary share is computed by the dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period. Diluted loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during the period plus any additional ordinary shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

Certain securities were not included in the computation of diluted loss per share since they were anti-dilutive. The total number of shares related to the outstanding options and warrants excluded from the calculation of diluted net loss per share was 1,350,349 - as of December 31, 2009 (2008 - 1,243,339 and 2007 - 773,889).

p.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized.

q.	Income tax uncertainties:

Beginning with the adoption of ASC 740 "Income Taxes" (formally FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes") as of January 1, 2008, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of ASC 740, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense.

r.	Cost of revenues:

Cost of products is comprised of cost of hardware production, packaging, license fees paid to third parties, and royalties paid to the OCS.

Cost of services is comprised of cost of post sale customer support.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2009, 2008 and 2007 amounted to $ 168, $ 704 and $ 766, respectively.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

t.	Recently issued accounting pronouncements:

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "Multiple-Deliverable Revenue Arrangements." This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, and measuring and allocating arrangement consideration to one or more units of accounting. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. Significantly enhanced disclosures are also required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. This guidance also requires providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. This guidance is effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010 or on a retrospective basis. Early application is permitted. We are currently evaluating this new ASU.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements That Include Software Elements." This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements that are "essential to the functionality," and scopes these products out of current software revenue guidance. The new guidance includes factors to help companies determine the software elements that are considered "essential to the functionality." The amendments will now subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010 or on a retrospective basis. Early application is permitted. We are currently evaluating this new ASU.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-	TRADE RECEIVABLES, NET

The following table reflects the changes in allowance for doubtful accounts:

Balance at January 1, 2007	$690

Additions during 2007	2
Deductions during 2007	(4)

Balance at December 31, 2007	688

Additions during 2008	460
Deductions during 2008	(89)

Balance at December 31, 2008	1,059

Additions during 2009	-
Deductions during 2009	(55)

Balance at December 31, 2009	$1,004

NOTE 4:-	INVENTORIES

	December 31,
	2009	2008

Raw materials	$497	$725
Work in process	588	627
Finished products (*)	1,794	1,400

	$2,879	$2,752

(*)	Includes amounts of $ 1,637 and $ 824 for 2009 and 2008, respectively, with respect to inventory delivered to customers but for which revenue will be recognized in the future.

NOTE 5:-	OTHER CURRENT ASSETS

	December 31,
	2009	2008

Value Added Tax authorities	$-	$81
Government of Israel - OCS receivable	112	260
Prepaid expenses	343	424
Others	152	208

	$607	$973

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE6:-	PROPERTY AND EQUIPMENT, NET

a.	Composition of assets, grouped by major classification, is as follows:

	December 31,
	2009	2008
Cost:
Demonstration and rental equipment	$2,092	$2,067
Research and development equipment	3,667	3,647
Manufacturing equipment	1,165	1,156
Office furniture and equipment	1,040	1,042
Leasehold improvements	411	398

	8,375	8,310
Accumulated depreciation:
Demonstration and rental equipment	2,007	1,918
Research and development equipment	3,467	3,215
Manufacturing equipment	1,070	984
Office furniture and equipment	964	939
Leasehold improvements	292	265

	7,800	7,321

	$575	$989

NOTE 7:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2009	2008

Employees and employee institutions	$1,741	$2,068
Advances from customers	1,512	228
Royalties - OCS payable	364	363
Commissions payable	216	365
Allowance for product warranty	225	136
Government of Israel tax authorities	127	59
Others	596	598

	$4,781	$3,817

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 8:-	LONG-TERM VENTURE LOAN

On April 1, 2008, the Company entered into a $ 2,500 venture loan agreement with Plenus, an Israeli venture-lending firm. The loan is for a period of three years, and bears interest at the rate of 10% per annum, paid quarterly commencing April 2009. In May 2009, the Company paid $ 500 of the principal of the loan. Following this payment the remaining balance of the loan is repayable in monthly installments of approximately $ 83 commencing May 2009 through April 2011. As part of the loan agreement, the Company granted Plenus a fixed charge over its intellectual property assets and a floating charge over its assets, the US subsidiary granted Plenus a security interest over its assets, and the Company's subsidiaries provided Plenus with guaranties with respect to the loan (see Note 10d). The agreement also limits the Company's ability to assume additional debt or perform certain transactions without the consent of Plenus.

The loan agreement included financial covenants which related to the level of revenues, operating income and cash balances of the Company during the period ended December 2009. Under these covenants, there was a minimum cash balance requirement. As long as the Company's available cash was equal to or greater than twice the outstanding loan balance, the Company was not required to comply with any additional financial covenants, otherwise the company needed to comply with two financial covenants according to which: (1) the Company's revenues or bookings commencing from the date of receiving the loan needed to be at least $ 2,500 per quarter ($ 3,000 commencing Q1 2009), and (2) the Company's operating loss per quarter could not exceed $ 1,000. Notwithstanding the foregoing, the Company was not deemed to be in breach of this operating loss financial covenant if during any of the quarters its operating loss exceeded $ 1,000, if the Company's cumulative operating losses during such quarter and the immediately preceding and immediately ensuing financial quarter were less than $ 3,000 in the aggregate. As of December 31, 2009, the Company complied with the applicable financial covenants.

In connection with the venture loan, the Company granted Plenus a warrant to purchase up to 175,781 Ordinary shares with an exercise price of $ 2.56 per Ordinary share for a total amount of $ 450. The warrant is exercisable for a period of five years. The Company also granted Plenus registration rights in respect of the shares underlying the warrant. In August 2008, the Company filed a registration statement with the SEC. The loan agreement stipulates certain conditions for the Company to maintain the effectiveness of the registration statement.

The exercise price (and consequently the number of shares to be issued) is subject to certain adjustments should the Company issue additional shares or convertible securities of the Company at an effective price per share which is lower that the exercise price ("the Down-Round Protection"). Other adjustments to the exercise price include M&A transactions, payment or distribution of certain dividends, subdivision or combination of outstanding shares. As of December 31, 2009, the warrant was not exercised.

The Company accounted for the transaction in accordance with ASC 470-20, "Accounting for Convertible debt and debt issued with stock purchase warrants". As such, the proceeds from the issuance of the loan with detachable share purchase warrants were allocated between the two instruments based on relative fair values. As of December 31, 2008 in accordance ASC 815-40 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the warrants met the criteria for equity classification and were presented in the balance sheet in equity. The loan is being accreted to its face value ($ 2,500) through finance expense.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 8:-	LONG-TERM VENTURE LOAN (Cont.)

As a result of the adoption of the new guidance under ASC 815-40 on January 1, 2009 and due to the Down Round Protection of the warrant as described above, the warrant was separately accounted for as a derivative under ASC 815 and is no longer recorded as an equity item, but rather a liability.

The Company initially applied by recording a cumulative-effect adjustment to accumulated deficit as of January 1, 2009, for the effect of accounting for the warrant as a liability. From January 1, 2009 the warrant is marked to market and changes in its fair value are included in the consolidated statement of operations under financial expenses. The Company utilized an option price model assisted by third party and estimates and assumptions provided by management. The value was determined in accordance with ASC 820 "Fair Value Measurements and Disclosures", and was $ 248 as of December 31, 2009 and is considered as Level 3. The change in the value from January 1, 2009 was charge to statement of operations.

The Company incurred financing costs of $ 78 paid to third parties in connection with the loan. The costs are amortized over the term of the loan using the effective interest method.

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties (see Note 10b). The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease payments were $ 497, $ 517 and $ 521 in 2009, 2008 and 2007, respectively.

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services. Such amounts expensed by the Company are disclosed in c below as "Cost of sales, Sales and marketing, General and administrative expenses". Additionally, certain entities within the RAD-BYNET Group perform research and development on behalf of the Company. Such amounts expensed by the Company are disclosed in c below as "Research and development".

3.
The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into its product line. Such purchases by the Company are disclosed in c as "Cost of sales" and as "Research and development".

4.	The Company is party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

Revenues related to this distribution agreement are included in c below as "revenues". The remainder of the amount of "revenues" included in c below is comprised of sales of the Company's products to entities within RAD-BYNET Group.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	Balances with related parties:

	December 31,
	2009	2008
Receivables:
Trade	$453	$88
Other current assets	$42	$54

Accounts payable:
Trade	$31	$37
Other payables and accrued expenses	$280	$167

c.	Expenses to or income from related parties:

	Year ended December 31,
	2009	2008	2007

Revenues	$383	$188	$407

Expenses:
Cost of sales	$16	$246	$104

Operating expenses:
Research and development	$197	$235	$222
Sales and marketing	$209	$218	$196
General and administrative	$62	$78	$88

d.	Acquisition of fixed assets from related parties amounted to $ 1, $ 39 and $ 24 in the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.
The Company receives research and development grants from the OCS. In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. Royalty rates were 3.5% in 2004 and subsequent years. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the LIBOR rate.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The total research and development grants that the Company has received from the OCS as of December 31, 2009 were $ 30.7 million. The accumulated interest as of December 31, 2009 was $ 4.7 million. As of December 31, 2009, the accumulated royalties paid to the OCS were $ 8.1 million. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 27.3 million as of December 31, 2009.

Royalties expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2009, 2008 and 2007 were $ 380, $ 533 and $ 412, respectively.

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

The total research and development funds that the Company has received from the BIRD-F as of December 31, 2009, were $ 340. Accordingly, as of December 31, 2009, the Company is required to pay royalties up to an amount of $ 509, plus linkage to the United States Consumer Price Index in the amount of $ 115 or a total of $ 624. As of December 31, 2009, the accumulated royalties paid to the BIRD-F were $ 296. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to approximately $ 328 as of December 31, 2009.

Royalties expenses relating to the BIRD-F grants included in cost of sales for the years ended December 31, 2009, 2008 and 2007 were less than $ 1 for each of these years.

b.	Operating leases:

1.	Premises occupied by the Company and the US Subsidiary are rented under various rental agreements part of which are with related parties (see Note 9) .

The rental agreements for the premises in Tel Aviv, Israel, Beijing, China and New Jersey, United States, expire up to December 31, 2012. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2009, were as follows:

Year ended December 31

2010	$596
2011	$477
2012	$481

Rental and maintenance expenses (net of sublease income from premises under sublease agreements) amounted to $ 686, $ 753 and $ 740 for the years ended December 31, 2009, 2008 and 2007, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.	The Company leases motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2009, non-cancelable operating rentals for motor vehicles were payable as follows:

Year ended December 31

2010	327
2011	262
2012	173
2013	34

During 2009, 2008 and 2007, an amount of $ 385, $ 511 and $ 565, respectively, was recognized as an expense in the consolidated statement of operations in respect of operating leases for motor vehicles.

c.	Bank guarantee:

The Company has granted bank performance guarantees in favor of two of its customers in the amount of $ 341 which expire on December 31, 2010 and another guarantee in the amount of $ 26 which expires on April 30, 2010.

d.	Guarantees and charges - Plenus:

As part of the long-term venture loan agreement (see Note 8), the Company granted a fixed charge over its intellectual property asset and a floating charge over its assets, the US subsidiary granted Plenus a security interest over its assets, and the Company's subsidiaries provided Plenus with guarantees with respect to the loan.

NOTE 11:-	INCOME TAXES

a.	Israel Tax Reform:

In July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147) 2005, which prescribe, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 11:-	INCOME TAXES (Cont.)

b.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959:

1.
The Law for the Encouragement of Capital Investments, 1959, ("the Law"), provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an "Approved Enterprise".

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics (e.g., the equipment to be purchased and utilized pursuant to the program). Under the Approved Enterprise programs, a company is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track).Under the alternative package, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise. After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% (rather than the regular corporate tax rates) for a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (the "Benefit Period"). The Benefit Period is limited to 12 years from commencement of production or 14 years from the year of receipt of approval, whichever is earlier and, under certain circumstances, may be extended to a maximum of ten years from the commencement of the Benefit Period.

On April 1, 2005, an amendment to the Law came into effect (the "Amendment") and has significantly changed the provisions of the Law (the "Old Law"). Generally, an investment program that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Old Law’s provisions. On the Alternative Package the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a "Privileged Enterprise", rather than the previous terminology of Approved Enterprise.

The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement". This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election. If a company requested the Alternative Package of benefits for an Approved Enterprise under the Law, it was precluded from filing a Privileged Enterprise status for three years after the year in which the Approved Enterprise was activated ("Cooling Period"). In November 2008 the law was amended to shorten the Cooling Period to two years.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 11:-	INCOME TAXES (Cont.)

The benefits available to an Approved Enterprise and a Privileged Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise’s and Privileged Enterprise’s income.

2.	Programs:

The Company had an approved enterprise program with two approved expansions for which the period of benefits expired in 2006. In December 2005, based on the changes to the Law, the Company notified the Israeli Income Tax Authorities that the Company chose the 2004 fiscal year as the elected year for an additional expansion of its Approved Enterprise.

The Company has not utilized any benefits with respect to these programs.

c.	Measurement of results for tax purposes under the Israeli Inflationary Adjustments Law, 1985 (the "Inflationary Adjustments Law"):

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index ("CPI") until the end of 2007. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in Israel’s CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740, the Company has not provided deferred income taxes in respect of the difference between the functional currency and the tax bases of assets and liabilities. In February 2008, the inflation adjustment law was cancelled.

d.	Tax assessments:

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2004.

e.	Tax loss carryforward:

The Company's tax loss carryforward were approximately $ 41,477 as of December 31, 2009. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 11:-	INCOME TAXES (Cont.)

f.	US subsidiary:

1.	The US subsidiary is taxed under United States federal and state tax rules.

2.
The US subsidiary's tax loss carry forward amounted to approximately $ 11,021 as of December 31, 2009 for federal and state tax purposes. Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2010-2027 for federal tax purpose and in the years 2010-2014 for state tax purpose.

3.	The US subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2004 tax year can be regarded as final.

g.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2009	2008
Deferred tax assets:
Carryforward tax losses	$12,004	$13,782
Allowance for doubtful accounts	253	263
Severance pay	73	192
Vacation pay	222	272
Research and development	440	495
Other	1	52

	12,993	15,056
Less - valuation allowance	(12,993)	(15,056)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for each of the years ended December 31, 2009, 2008 and 2007, was a decrease of $ 2,063, increase of $ 1,373 and a decrease of $ 3,480, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 11:-	INCOME TAXES (Cont.)

h.	The components of loss before income taxes are as follows:

	Year ended December 31,
	2009	2008	2007

Israel	$(2,721)	$(5,876)	$(8,694)
US	72	83	111

Loss before income taxes	$(2,649)	$(5,793)	$(8,583)

i.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2009	2008	2007

Loss before income taxes, as reported in the statements of operations	$(2,649)	$(5,793)	$(8,583)

Statutory tax rate in Israel	26%	27%	29%

Theoretical tax benefit	$(689)	(1,564)	(2,489)

Increase (decrease) in income taxes resulting from:
Tax rate differential on US subsidiary	10	11	(99)
Non-deductible share-based compensation and other operating expenses	94	182	246
Losses and timing differences for which no deferred taxes were recorded	598	1,340	2,966
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	-	(35)	(31)
Differences in taxes arising from differences between Israeli currency income and dollar income, net *)	(13)	66	(593)

Income taxes	$-	$-	$-

*)
In 2007 difference also resulted from differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company) and the exchange rate of Israeli currency relative to the dollar. Refer to c above.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 11:-	INCOME TAXES (Cont.)

i.	Accounting for uncertainty in income taxes:

As of January 1, 2007, 2008 and 2009 and for the twelve-month periods ended December 31, 2008 and 2009, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli Tax Authorities for the tax years beginning in 2005. The US tax returns of the US subsidiary remain subject to examination by the US tax authorities for the tax years beginning in 2006.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	Share capital:

1.	The Company's share capital is comprised of the following:

	December 31, 2009
	Authorized	Issued	Outstanding
	Number of shares

Ordinary shares of NIS 0.20 par value (i)	9,997,670	*) 5,102,778	*) 5,102,778

	December 31, 2008
	Authorized	Issued	Outstanding
	Number of shares

Ordinary shares of NIS 0.20 par value (i)	9,997,670	*) 5,081,426	*) 5,081,426

*)	This number does not include 5,189 Ordinary shares, which are held by a subsidiary, and 30,843 Ordinary shares which are held by the Company.
.
(i)
Ordinary shares confer all rights to their holders, e.g. voting, equity and receipt of dividend. In March and April 2001, the Company purchased 30,843 shares of the Company's Ordinary shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

2.
On February 3, 2008, the Company entered into a private placement transaction (the "PIPE 2008"). Under the PIPE investment, the Company issued 976,563 Ordinary shares to investors (investors in the PIPE 2008 included certain existing shareholders and directors of the Company) at an aggregate purchase price of $ 2,500 or $ 2.56 per Ordinary share. The Company also issued to the investors warrants to purchase one Ordinary share for every three Ordinary shares purchased by each investor in the PIPE 2008 (up to 325,520 shares) for an exercise price of $ 3.20 per Ordinary share. The warrants are exercisable for three years from the closing of the PIPE 2008. As at December 31, 2009, 20,313 warrants were exercised.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

3.
On April 1, 2008, in connection with the venture loan, the Company granted Plenus warrants to purchase up to 175,781 Ordinary shares with an exercise price of $ 2.56 per Ordinary share for a total amount of $ 450. As more fully explained in Note 8 the proceeds from the issuance of the loan were allocated between the debt and the warrants instrument based on relative fair value. As of December 31, 2008 in accordance with 815-40-25 "Derivative and Hedging", the warrants met the criteria for equity classification and were presented in the balance sheet in equity.

As a result of the adoption of 815-40-15 effective January 1, 2009 and due to the Down Round Protection of the warrant as described above, the warrant is to be separately accounted for as a derivative under ASC 815 and will no longer be recorded in equity, but rather a liability.

4.
On May 6, 2008, the Company's shareholders approved a one-to-four reverse share split. The purpose of the reverse share split was to enable the Company to continue to comply with the minimum $ 1.00 bid price of the Nasdaq Capital Market. The reverse share split became effective on June 16, 2008. Immediately after the reverse share split, the total number of Ordinary shares was reduced from 20,303,638 to 5,076,174. Share and per share amounts for all periods herein have been restated in order to reflect the impact of such reverse share split.

b.	Share option plans:

1.	The Company has granted options under option plans as follows:

a)	The Radcom Ltd. 1998 Share Option Plan (the "Radcom 3(9) Plan"):

Under this plan, the Company grants options to purchase Ordinary shares. The plan is made pursuant to the provisions of section 3(9) of the Israeli Income Tax Ordinance.

b)	The Radcom Ltd. International Employee Stock Option Plan (the "International Plan"):

The plan grants options to purchase Ordinary shares for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries.

c)	The 2000 Share Option Plan:

The 2000 Share Option Plan (the "2000 Share Option Plan") grants options to purchase Ordinary shares. These options are granted pursuant to the 2000 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version), 1961.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d)	The 2001 Share Option Plan:

The 2001 Share Option Plan (the "2001 Share Option Plan") grants options to purchase Ordinary shares. These options are granted pursuant to the 2001 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

e)	The 2003 Share Option Plan:

The 2003 Share Option Plan (the "2003 Share Option Plan") grants options to purchase Ordinary shares. These options are granted pursuant to the 2003 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company.

In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route".

2.	Grants in 2009, 2008 and 2007 were at exercise prices equal to the market value of the Ordinary shares at the date of grant.

3.	Following is the stock option data as of December 31, 2009 and 2008, by plan:

	December 31, 2009
	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)
	Number of options		$	Years

International Plan	62,398	37,930	0 - 11.9	3 - 4	7 - 10
2000 Share Option Plan	29,500	-	0 - 24.5	3	10
2001 Share Option Plan	6,563	-	7.4	4	10
2003 Share Option Plan	161,641	571,329	0.5 - 8.7	3 - 4	7 - 10

	260,102	609,259

	December 31, 2008
	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)
	Number of options		$	Years

Radcom 3(9) Plan	28,750	-	12.5 - 23	3 - 6	10
International Plan	57,114	29,402	0 - 11.9	3 - 4	7 - 10
2000 Share Option Plan	49,714	-	0 - 24.5	3	10
2001 Share Option Plan	37,688	-	5.8 - 7.4	3 - 4	10
2003 Share Option Plan	235,772	303,598	0.9 - 18.3	2 - 4	7 - 10

	409,038	333,000

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

4.	Stock options under the Radcom plans are as follows for the periods indicated:

	Number of options	Weighted average exercise price
		$

Options outstanding as of January 1, 2007	667,455	9.9

Granted	248,515	5.5
Exercised	(33,153)	6.7
Expired	(58,606)	16.96
Forfeited	(50,322)	8.2

Options outstanding as of December 31, 2007	773,889	8.17

Granted	175,377	2.7
Exercised	(13,641)	-
Expired	(35,000)	9.5
Forfeited	(158,587)	10.7

Options outstanding as of December 31, 2008	742,038	6.9

Granted	551,264	0.8
Exercised	(1,039)	-
Expired	(10,000)	12.3
Forfeited	(412,902)	6.4

Options outstanding as of December 31, 2009	869,361	3.2

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	In years	$

Vested and expected to vest at December 31, 2009	761,829	1.3	6.2	389

(1)
At December 31, 2009, 2008 and 2007, the number of options exercisable was 260,102, 409,038 and 436,702 respectively, and the total number of shares available for future grants as of December 31, 2009 was 883,304.

(2)	The aggregate intrinsic value of options exercised during 2009, 2008 and 2007 was approximately $ 2, $ 8 and $ 147, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

5.	Stock options under the Radcom plans are as follows for the periods indicated:

	Options outstanding at December 31, 2009			Options exercisable at December 31, 2009
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.00	9,687	-	0.6	9,687	-	0.6
0.5 - 0.7	456,851	0.7	6.1	-	-	-
1.57 - 4.88	193,400	3.0	5.3	76,735	3.8	4.4`
5.08-8.72	171,923	7.1	4.9	138,367	7.3	4.9
10.52 - 11.88	17,500	11.2	4.4	15,313	11.1	4.5
24.5	20,000	24.5	0.6	20,000	24.5	0.6

	869,361			260,102

The aggregate intrinsic value of options outstanding at December 31, 2009 was approximately $ 475. The aggregate intrinsic value of options exercisable at December 31, 2009 was approximately $ 17.

6.	The weighted average fair values of options granted during the years ended December 31, 2009, 2008 and 2007 were:

	Year ended December 31,
	2009	2008	2007

Weighted average fair values on grant date	0.6	1.7	3.6

7.	The following table summarizes the departmental allocation of the Company's share-based compensation charge:

	Year ended December 31,
	2009	2008	2007

Cost of sales	$16	$18	$18
Research and development	53	114	123
Selling and marketing	86	177	203
General and administrative	117	221	220

	$272	$530	$564

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Share-based compensation:

The unrecognized balance of the compensation expenses according to ASC Topic 718 in respect of these stock options amounted to $ 308 as of December 31, 2009, of which $ 207 will be recognized in the year ended December 31, 2010 and $ 101 will be recognized in accordance with the vesting period of the options by the end of fiscal 2013.

On February 1, 2009 the Company's board of directors approved cancelation and reissuance of 216,014 options granted to part of the employees, which were out-of-the-money. The exercise price was changed to the share price on the day of the approval. These related options granted in the past to these employees (both vested and unvested) were canceled and the new options were granted with a vesting period of four years, 25% each year. The Company accounted for the cancelation and reissuance of shares as a modification and measured an incremental value of US$ 57 to be recognized over the new vesting period.

NOTE 13:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Concentrations of business risk:

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

The Company's revenues in any period generally have been, and may continue to be, derived from relatively small numbers of sales with relatively high average revenues per order. Therefore, the loss of any orders or delays in closing such transactions could have an adverse effect on the Company's operations and financial results.

b.	Monetary balances in non-dollar currencies:

	December 31, 2009
	Israeli currency		Other
	Not linked to the dollar	Linked to the dollar	Non-dollar currency

Current assets	$616	$-	$1,816
Current liabilities	$1,767	$364	$45

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 13:-	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

	December 31, 2008
	Israeli currency		Other
	Not linked to the dollar	Linked to the dollar	Non-dollar currency

Current assets	$958	$-	$1,858
Current liabilities	$2,583	$363	$243

The tables above reflect, at the balance sheet dates, the exposure of the Company's monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

c.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, trade receivables, trade and other accounts payable, loans and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value. The long term loan as of December 31, 2009 is presented at carrying value that does not materially differ from its fair value.

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Revenues:

1.	Classified by geographical destination:

	Year ended December 31,
	2009	2008	2007

North America	$2,765	$2,480	$4,315
Europe	5,857	6,256	5,685
Far East	2,152	2,385	1,541
South America	712	3,835	1,248
Other	432	282	708

	$11,918	$15,238	$13,497

The amount of the Company's export sales was $ 11,500, $ 15,000 and $ 13,000 in 2009, 2008 and 2007, respectively.

2.	Major customers:

In North America, the Company sells its products directly to end-users or through independent manufacturers' representatives. Outside North America the Company sells its products primarily through a global network of independent distributors for resale to end-users.

RADCOM LTD. AND ITS SUBSIDIARIES
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

In 2009, the Company did not have any customer whose purchases contributed to more than 10% of the total consolidated revenues each; In 2008, the Company had two customers whose purchases contributed to more than 10% of the total consolidated revenues each; one distributor in South America whose purchases contributed $ 2,860 to the total consolidated revenues and another customer in Europe which contributed $ 1,891. During 2007, no customer had purchases of more than 10%.

3.	Substantially all Company's long-lived assets are located in Israel.

b.	Financial income (expenses), net:

	Year ended December 31,
	2009	2008	2007
Financial income:
Exchange translation Income	$23	$-	$-
Interest from banks	4	109	280

	27	109	280

Financial expenses:
Interest and bank charges on short- term bank credit	(16)	(11)	(15)
Interest and accretion of discount on long-term loan	(236)	(266)	-
Valuation of Fair Value of Warrant	(215)	-	-
Exchange translation loss	-	(141)	-

	(467)	(418)	(15)

Financial income (expenses), net	$(440)	$(309)	$265