Form 20-F/A
period 2009-12-31
RADCOM LTD
filed 2010-11-02
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Item 17 ☐

Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐      No ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F (the “Original Filing”) in response to comments received from the staff of the Securities and Exchange Commission (the “SEC”).

Specifically, Amendment No. 1 is being filed for the sole purpose of amending rule references included in Item 16F – Change in Registrant’s Certifying Accountant and to include the Report of Independent Registered Public Accounting Firm for the year as of December 31, 2008 and the two-year period ended December 31, 2008, which was inadvertently omitted in the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ("SOX"), and the certifications pursuant to Section 906 of SOX have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

Pg. 2

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

Pg. 3

During the Company’s fiscal years ended December 31, 2008 and December 31, 2007 and through December 9, 2009, there were no reportable events as described in Item 16F(a)(1) of Form 20-F.

The Company provided Somekh Chaikin with a copy of this Annual Report Form 20-F/A prior to its filing with the SEC and requested that Somekh Chaikin furnish a letter addressed to the SEC stating whether Somekh Chaikin agrees with the statements made by the Company in response to this  Item 16F and set forth above (the “Letter”). A copy of the Letter, dated November 2, 2010, from Somekh Chaikin to the SEC is attached as Exhibit 15.4 to this Form 20-F/A.

(b) New independent registered public accounting firm.

On December 9, 2009, Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, was engaged as the independent registered public accounting firm for the Company.  The engagement of Kost Forer Gabbay & Kasierer was approved by our shareholders following the recommendation by the Board of Directors and the Audit Committee.  During the Company’s fiscal years ended December 31, 2008 and December 31, 2007 and through December 9, 2009, the Company did not consult with Kost Forer Gabbay & Kasierer regarding any of the matters or events set forth in Item 16F(a)(2) of Form 20-F.

Pg. 4

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

Index to the Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets at December 31, 2009 and 2008
F-4
Consolidated Statements of Operations for the Years Ended December 31, 2009, 2008 and 2007	F-6

Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended	F-7

December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	F-8

Notes to Consolidated Financial Statements	F-10

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association(1)

1.2	Articles of Association, as amended(14)

2.1	Form of ordinary share certificate(1)

4.1	2000 Share Option Plan(2)

4.2	1998 Employee Bonus Plan(3)

4.3	1998 Share Option Plan(4)

4.4	International Employee Stock Option Plan(5)

4.5	Directors Share Incentive Plan (1997)(6)

4.6	Key Employee Share Incentive Plan (1996)(7)

4.7	2001 Share Option Plan(8)

4.8	2003 Share Option Plan(9)

4.9
Lease Agreement, dated November 15, 2000, among Vitalgo Textile Industries Ltd., Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM  Ltd. (English summary accompanied by Hebrew original)(10)

4.10	Lease Agreement, dated March 1, 2001, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.11	Lease Agreement, dated August 12, 1998, between RAD Communications Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(10)

4.12	Lease Agreement, dated December 1, 2000, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.(10)

Pg. 5

4.13	Lease Agreement, dated January 22, 2002, between Regus Business Centre and RADCOM Ltd.(11)

4.14	Software License Agreement, dated as of January 13, 1999, between RADVision, Ltd. and RADCOM Ltd., and Supplement No. 1 thereto, dated as of January 24, 2001(10)

4.15	Share and Warrant Purchase Agreement, dated as of March 17, 2004, by and between RADCOM Ltd. and the purchasers listed therein(12)

4.16	Form of Warrant(12)

4.17	Share and Warrant Purchase Agreement, dated as of December 19, 2007, by and between RADCOM Ltd. and the purchasers listed therein(13)

4.18	Form of Warrant - Share and Warrant Purchase Agreement dated December 19, 2007(13)

4.19	Loan Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.20	Fixed Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.21	Floating Charge Agreement, dated as of April 1, 2008, by and between RADCOM Ltd., Plenus Management (2004) and the other parties thereto(13)

4.22	Security Agreement, dated as of April 1, 2008, by and between RADCOM Equipment Inc., Plenus Management (2004) and the other parties thereto(13)

4.23	Form of Warrant – Loan Agreement, dated as of April 1, 2008(13)

8.1	List of Subsidiaries(14)

11.1	Code of Ethics(12)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(15)

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(15)

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(15)

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(15)

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, dated March 25, 2010(14).

15.2	Consent of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, dated March 25, 2010(14).

15.3	Letter of Somekh Chaikin, a member firm of KPMG International, dated March 25, 2010.(14)

15.4	Letter of Somekh Chaikin, a member firm of KPMG International, dated November 2, 2010.(15)

Pg. 6

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996.

(2)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244), filed with the SEC on March 7, 2001.

(3)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13246), filed with the SEC on March 7, 2001.

(4)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13248) filed with the SEC on March 7, 2001.

(5)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.

(6)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13254), filed with the SEC on March 7, 2001.

(7)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13252), filed with the SEC on March 7, 2001.

(8)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236), filed with the SEC on December 28, 2001.

(9)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931), filed with the SEC on January 15, 2004.

(10)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(11)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2001, filed with the SEC on March 27, 2002.

(12)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

(13)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008.

(14)	Incorporated herein by reference to the Original Filing.

(15)	Filed herewith.

Pg. 7

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ David Ripstein
Name: David Ripstein
Title: Chief Executive Officer
Date: November 2, 2010

Pg. 8

RADCOM Ltd.

(an Israeli Corporation)
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2009

RADCOM LTD. AND ITS SUBSIDIARIES
(AN ISRAELI CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Consolidated Statements of Changes in Shareholders' Equity	F-7

Consolidated Statements of Cash Flows	F-8 - F-9

Notes to Consolidated Financial Statements	F-10 - F-36

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

We have audited the accompanying consolidated balance sheet of Radcom Ltd. (an Israeli Corporation) and its subsidiaries (collectively, the "Company") as of December 31, 2008, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

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