Form 20-F
period 2010-12-31
RADCOM LTD
filed 2011-04-04
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Jonathan Burgin: (+972) 77 7745 060 (tel), (+972) 3 647 4681 (fax) 24 Raoul Wallenberg Street, Tel
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
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2010, there were 6,145,024 Ordinary Shares, NIS 0.20 par value per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☐  No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes☐  No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒ No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer ☐   Accelerated Filer  ☐   Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant elected to follow.

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

Except for the historical information contained herein, the statements contained in this annual report on Form 20-F (this "Annual Report") are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Item 3—Key Information—Risk Factors" and elsewhere in this Annual Report.

We urge you to consider that statements that use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements.  These statements reflect our current views regarding future events and are based on assumptions and are subject to risks and uncertainties.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As used in this Annual Report, the terms "we," "us," "our," "RADCOM" and the "Company" mean RADCOM Ltd. and its subsidiaries, unless otherwise indicated.

Omni-Q™, GearSet™, and Wirespeed™ are our trademarks.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

TABLE OF CONTENTS

PART I			1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1

ITEM 3.	KEY INFORMATION		1
	A.	SELECTED FINANCIAL DATA	1
	B.	CAPITALIZATION AND INDEBTEDNESS	3
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	3
	D.	RISK FACTORS	3

ITEM 4.	INFORMATION ON THE COMPANY		22
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	22
	B.	BUSINESS OVERVIEW	23
	C.	ORGANIZATIONAL STRUCTURE	39
	D.	PROPERTY, PLANTS AND EQUIPMENT	40

ITEM 4A.	UNRESOLVED STAFF COMMENTS		40

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		40
	A.	OPERATING RESULTS	44
	B.	LIQUIDITY AND CAPITAL RESOURCES	50
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	56
	D.	TREND INFORMATION	56
	E.	OFF–BALANCE SHEET ARRANGEMENTS	56
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		58
	A.	DIRECTORS AND SENIOR MANAGEMENT	58
	B.	COMPENSATION	60
	C.	BOARD PRACTICES	62
	D.	EMPLOYEES	65
	E.	SHARE OWNERSHIP	65

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		67
	A.	MAJOR SHAREHOLDERS	67
	B.	RELATED PARTY TRANSACTIONS	68
	C.	INTERESTS OF EXPERTS AND COUNSEL	69

ITEM 8.	FINANCIAL INFORMATION		69
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	69
	B.	SIGNIFICANT CHANGES	70

ITEM 9.	THE OFFER AND LISTING		70
	A.	OFFER AND LISTING DETAILS	70
	B.	PLAN OF DISTRIBUTION	71

Pg i

	C.	MARKETS	72
	D.	SELLING SHAREHOLDERS	72
	E.	DILUTION	72
	F.	EXPENSES OF THE ISSUE	72

ITEM 10.	ADDITIONAL INFORMATION		72
	A.	SHARE CAPITAL	72
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	72
	C.	MATERIAL CONTRACTS	81
	D.	EXCHANGE CONTROLS	81
	E.	TAXATION	81
	F.	DIVIDENDS AND PAYING AGENTS	92
	G.	STATEMENT BY EXPERTS	92
	H.	DOCUMENTS ON DISPLAY	92
	I.	SUBSIDIARY INFORMATION	93

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		93

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		94

PART II			94

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		94

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		94

ITEM 15.	CONTROLS AND PROCEDURES		95

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		96

ITEM 16B.	CODE OF ETHICS		96

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		96

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		97

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		97

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT		97

ITEM 16G.	CORPORATE GOVERNANCE		97

PART III			98

ITEM 17.	FINANCIAL STATEMENTS		98

ITEM 18.	FINANCIAL STATEMENTS		98

ITEM 19.	EXHIBITS		98

Pg ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2010 and 2009 and for each of the years ended December 31, 2010, 2009 and 2008 from our consolidated financial statements and notes included in this Annual Report.  The selected consolidated financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from previously published audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States.

You should read the selected consolidated financial data together with "Item 5—Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this Annual Report.  All references to "dollar," "dollars" or "$" in this Annual Report are to the "U.S. dollar" or "U.S. dollars."  All references to "NIS" are to the New Israeli Shekels.

Pg. 1

	Year Ended December 31,
	(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)
	2010	2009	2008	2007	2006

Statement of Operations Data:
Revenues:
Products	$16,770	$9,190	$12,480	$10,158	$20,641
Services	2,403	2,728	2,758	3,339	2,900
	19,173	11,918	15,238	13,497	23,541
Cost of revenues:
Products	6,052	3,469	5,523	4,927	7,213
Services	434	590	502	466	183
	6,486	4,059	6,025	5,393	7,396
Gross profit	12,687	7,859	9,213	8,104	16,145
Operating expenses:
Research and development	4,310	4,223	6,506	7,378	6,826
Less - royalty-bearing participation	1,424	1,633	2,113	2,096	1,904
Research and development, net	2,886	2,590	4,393	5,282	4,922

Sales and marketing	6,971	5,835	7,486	9,279	9,196

General and administrative	1,538	1,643	2,818	2,391	2,553

Total operating expenses	11,395	10,068	14,697	16,952	16,671

Operating (loss) income	1,292	(2,209)	(5,484)	(8,848)	(526)

Financing income (expenses), net	(722)	(440)	(309)	265	472

Net (loss) income	570	(2,649)	(5,793)	(8,583)	(54)

Basic net (loss) income per ordinary share	$0.11	$(0.52)	$(1.16)	$(2.10)	$(0.01)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	5,373,515	5,081,986	4,995,586	4,084,789	3,973,509

Diluted net (loss) income per ordinary share	$0.10	$(0.52)	$(1.16)	$(2.10)	$(0.01)
Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	5,829,665	5,081,986	4,995,586	4,084,789	3,973,509

Balance Sheet Data:
Working capital	$11,144	$2,972	$6,194	$7,224	$15,783
Total assets	$21,386	$13,440	$17,841	$18,056	$27,753
Shareholders’ equity	$10,903	$2,640	$4,985	$7,578	$15,373
Share capital	$234	$177	$176	$122	$120

Pg. 2

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March 2011	3.635	3.481
February 2011	3.713	3.602
January 2011	3.710	3.528
December 2010	3.665	3.549
November 2010	3.684	3.580
October 2010	3.645	3.569

On March 31, 2011 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.481 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2011 (through March 31)	3.601
2010	3.732
2009	3.927
2008	3.568
2007	4.085
2006	4.442

The effect of exchange rate fluctuations on our business and operations is discussed in "Item 5 - Operating and Financial Review and Prospects—Impact of Inflation and Foreign Currency Fluctuations."

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

Although in 2010 we generated net income, in the fiscal years ended December 31, 2009, 2008 and 2007, we incurred losses of $2.6 million, $5.8 million, and $8.6 million, respectively. We may not be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

A slowdown in the telecommunications industry generally, or in the sectors of the industry that we target (currently primarily 3G and 3.5G cellular and triple-play networks), could materially adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry. The global telecommunications industry is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet and data services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

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

Developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing and/or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline.  During previous economic downturns, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Although we are unable to determine what the full effects of the recent economic downturn will be, it may lead to significant adverse consequences for our customers and our business.

During adverse conditions in the business environment for telecommunications companies, service providers often need to control operating expenses and capital investment budgets, which can affect our business.  For example, the recent business climate for communication companies resulted in slowed customer buying decisions and price pressures that increased pressure on our ability to generate revenue. During 2009, and to a lesser extent during 2010, these adverse market conditions had a negative impact on our business by decreasing new customer engagements and the size of initial spending commitments under those engagements, as well as by decreasing the level of discretionary spending under contracts with existing customers. In addition, the slowdown in the buying decisions of service providers has extended our sales cycle period and limited our ability to forecast our flow of new contracts. Furthermore, during 2008 and 2009, we were affected by a slowdown in the pace of new 3G and 3.5G cellular deployments.  In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in our key markets deteriorate, we may experience material impacts on our business, operating results, and financial condition.

Pg. 4

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The recent economic and credit environment has had a significant negative impact on business around the world.  The impact of these conditions on the technology industry and our major customers has been quite severe.  Conditions may continue to be depressed or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products.  A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses which could lead to a significant reduction in their orders of our products and the inability or failure on their part to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer’s receivables or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

Our projected cash flows may not be sufficient to meet our obligations.

If our cash flow does not meet or exceed our current projections, then our ability to pay our obligations could be materially impaired. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements to meet our operating obligations as they come due at least through the next twelve months. However if our actual sales and spending differ materially from our projections, we may be required to, raise capital, borrow funds or reduce discretionary spending in order to provide the required liquidity.  We cannot assure you that our business will generate sufficient cash flows or that future capital raising or borrowings will be available to us in amounts and on terms sufficient to enable us to fund our liquidity needs. Our ability to continue as a going concern is substantially dependent on the successful execution of our sales and spending projections.

As noted above, although in 2010 we generated net income, in previous years we generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions and a venture capital loan. While we believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements at least through the next twelve months, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Pg. 5

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue.  This may cause our share price to fluctuate and/or to decline.

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

Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received. As a result, we generally do not have a significant backlog of orders, and revenues in any quarter are substantially dependent on orders booked, shipped and installed in that quarter. Although we had a substantial backlog of orders at the end of 2010, there is no assurance that this will continue to be the situation in future quarters.

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

During 2010 the relative portion of medium-to-large sized deals increased. As a result, payment terms became longer and our right to collect payment became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition.

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

Our recent level of gross margins may not be sustainable or improved and may be adversely affected by numerous factors, including:

•	increased price competition;

•	for direct sales we may incur local sales taxes;

•	increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our products;

•	changes in customer, geographic, or product mix;

•	our ability to reduce and control production costs;

Pg. 7

•	increases in material or labor costs;

•	excess inventory and inventory holding costs;

•	obsolescence charges;

•	reductions in cost savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand;

•	changes in distribution channels;

•	losses on customer contracts; and

•	increased warranty costs.

Our failure to sustain or improve our recent level of gross margins, due to these or other factors, may have a material adverse effect on our results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the new LTE (Long Term Evolution) network required us to develop a new product which was launched in 2010, our eDiamond a new analyzer providing a troubleshooting solution for LTE, in order to keep current with customer requirements.

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

Our sales derived from emerging market countries may be materially adversely affected by economic, regulatory and political developments in those countries.

We generate sales from various emerging market countries. As sales from these countries represent a significant portion of our total sales and as these countries represent a significant portion of our expected growth, economic or political turmoil in these countries could materially adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Pg. 8

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

We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review. This trend has intensified recently as part of the recent economic environment. As a result, the evaluation process has significantly lengthened. This evaluation process generally takes between six and 18 months. The following factors, among others, affect the length of the approval process:

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

Pg. 9

We may undertake further reorganizations, which may adversely impact our operations, and we may not realize all of the anticipated benefits of our prior or any future reorganizations.

We continue to reorganize and transform our business to realign resources and achieve desired cost savings in an increasingly competitive market. Although during 2010 we increased our work force, during 2007, 2008 and 2009, we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. If we reduce our workforce in the future, we may incur additional reorganization and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

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

We currently have non-competition agreements with our key and other employees in Israel.  These agreements prohibit those employees, while they work for us and after they cease to work for us, from directly competing with us or working for our competitors.  Under current U.S. and Israeli law, we may not be able to enforce these non-competition agreements.  If we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.  In addition, we have non-competition agreements with employees outside of Israel, and we can not guarantee that such agreements are enforceable under applicable law.

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

Pg. 10

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

We are highly dependent upon our distributors for their active marketing and sales efforts and for the distribution of our products, and, to a lesser degree, we are dependent upon our sales representatives in North America.  Outside of North America, Brazil and China, many of our distributors are the only entities engaged in the distribution of our products in their respective geographical areas.  Typically, our arrangements with them do not prevent our distributors from distributing competing products, or require them to distribute our products in the future.  Our distributors may not give a high priority to marketing and supporting our products.  Our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors.  Any such changes could occur suddenly and rapidly.

Pg. 11

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors accounted for a total of approximately 41.8% of our sales in 2010, 44.3% of our sales in 2009 and 57.5% of our sales in 2008. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

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

The complexity and scope of the solutions we provide to larger service providers is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to fully integrate our products into the service provider’s network, with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the likelihood we have difficulty in collecting payment and recognizing revenues.

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

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our growth strategy is to selectively pursue partnerships and acquisitions that provide us access to complementary technologies and accelerate our penetration into new markets. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

 In addition, acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangibles and potential impairment of goodwill.

 If we implement our growth strategy by acquiring other businesses, and this disrupts our operations, our business may suffer.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the "Chief Scientist"), for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products developed pursuant such programs or deriving therefrom (and related services) , our ability to transfer such know-how, especially outside of Israel, is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer, or serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder), is required to notify the Chief Scientist of the same and to undertake to the Chief Scientist to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.

Pg. 14

We may be subject to litigation and other claims, including without limitation, regarding infringement claims or claims that we have violated intellectual property rights, which could seriously harm our business.

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

Additionally, in May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992-2009 and the basis revenues of which the company has to pay royalties. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2010. We are currently in the process of reviewing such alleged miscalculation differences with the Chief Scientist. Currently we are unable to assess the merits of the aforesaid arguments raised by the Chief Scientist. If such royalties were not properly paid or otherwise accrued, any such differences could result in the expenditure of significant financial resources.

Yehuda Zisapel and Zohar Zisapel beneficially own, in aggregate, approximately 38.6% of our ordinary shares and, therefore, have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 31, 2011, Yehuda Zisapel and Zohar Zisapel (the Chairman of our Board of Directors), who are brothers, may be deemed to beneficially own an aggregate of 2,500,375 ordinary shares, including options and warrants exercisable for 118,986 ordinary shares that are exercisable within 60 days of March 31, 2011, representing approximately 38.6% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

Pg. 15

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

While we are headquartered in Israel, approximately 95.0% of our sales in 2010, 96.6% of our sales in 2009 and 98.1% of our sales in 2008 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

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

•
our inability to comply with import/export, environmental and other trade compliance and other regulations of the countries in which we do business, together with unexpected changes in such regulations;

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

Although we sell in markets throughout the world, most of our revenues are generated in U.S dollars, and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today we have not entered into any hedging transactions in order to mitigate these risks. We may also be exposed to this risk to the extent that the rate of inflation in Israel exceeds the rate of potential devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.

Pg. 16

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

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the "SEC").  The SEC, as directed by Section 404 ("Section 404") of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting.  In addition, when the public float of our shares exceeds $75 million, the Company’s independent registered public accountants will be required to attest to and report on the effectiveness of the Company’s internal control over financial reporting.  Our management may not conclude that our internal controls over financial reporting are effective.  Moreover, even if our management does conclude that our internal controls over financial reporting are effective, if the independent accountants are not satisfied with our internal controls, or the level at which our controls are documented, designed, or operated, they may issue an adverse opinion on our internal control over financial reporting.  Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, we may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Pg. 17

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in "Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of U.S. Holders of Ordinary Shares—Passive Foreign Investment Company Status," if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the U.S. Internal Revenue Service and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse United States tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" in respect of our ordinary shares.  For our 2010 taxable year, we believe that we should not be classified as a PFIC.  However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

The market price of our ordinary shares has and may continue to fluctuate widely, which has adversely affected and could adversely affect us and our shareholders.

From January 1, 2010 to April 1, 2011, our ordinary shares have traded as high as $14.71 and as low as $1.60 per share. As of April 1, 2011, the closing price of our ordinary shares was $9.83 per share.  The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

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

Pg. 18

From time to time we may need to raise financing.  If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy will be materially adversely affected.

From time to time we may be required to raise financing in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. This may prove even more challenging due to the recent global economic downturn.  If adequate funds are not available on terms favorable to us or to our shareholders, our operations will be materially adversely affected.

We may not satisfy the NASDAQ Capital Market’s requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol RDCM. To continue to be listed on the NASDAQ Capital Market, we will need to satisfy a number of conditions, including a minimum of $2.5 million in shareholders’ equity and a minimum bid price of at least $1.00 per share. On November 9, 2009, we received a NASDAQ Staff deficiency letter informing us that, as of September 30, 2009, our shareholders’ equity was $63,000 below the NASDAQ Capital Market minimum requirement for continued listing. On November 17, 2009, Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder, exercised warrants to purchase 20,313 ordinary shares at an exercise price of $3.20 per share for an aggregate purchase price of $65,000. Following Mr. Zisapel’s warrant exercise, our shareholders’ equity was above the $2.5 million minimum requirement.  The NASDAQ Staff informed us that it will continue to monitor our ongoing compliance with the minimum shareholders’ equity requirement.  Our shareholders’ equity as of December 31, 2010 was $11.1 million, and we believe that, as of the date of this Annual Report, our shareholders’ equity remains above the $2.5 million minimum requirement for continued listing.

In addition, beginning on November 17, 2008 our share price decreased below the $1.00 minimum bid price per share. However, due to the extraordinary market conditions, NASDAQ implemented a temporary suspension on the enforcement of the minimum $1.00 bid price listing requirement for continued listing until July 20, 2009. Our share price continued to be below the $1.00 minimum bid price per share until September 9, 2009.  Since September 9, 2009, and as of the date of this Annual Report, our share price has continued to be above the minimum $1.00 bid price. As of April 1, 2011, the closing price of our ordinary shares on the NASDAQ was $9.83 per share.

Despite the continued improvement of our financial results during 2010, we cannot assure you that we will be able to maintain  compliance with  the minimum shareholders’ equity requirement or the minimum bid requirement, or that we will be able to continue to meet the other continued listing requirements of NASDAQ Capital Market in the future.  If we fail to comply with any of the continued listing requirements, we could be delisted from the NASDAQ Capital Market.  If we are delisted from the NASDAQ Capital Market, trading in our ordinary shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. In addition, in the event of such delisting, we may be required to comply with reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the SEC rules, which  could distract our management and employees and increase our expenses.

Pg. 19

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

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates posed a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. During the third quarter of 2006, Israel was engaged in war with the Hezbollah in Lebanon; however, the war did not materially affect the Company’s results. There have been extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when Hamas effectively took control of the Gaza Strip. Following seizing control over the Gaza Strip, Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and Hamas during December 2008 and January 2009, and at the beginning of 2011, a party identified with the Hezbollah took control over the Lebanese government.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Furthermore, since the beginning of 2011 Egypt has witnessed an increased instability of its government and deterioration of its control over Egypt's internal affairs. This and further deterioration could have an adverse effect on the relations between Israel and Egypt, which have been parties to a peace treaty since the late 1970s. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and terror organizations and other countries in the Middle East, may have a material adverse effect on our business, financial condition and results of operations.

Pg. 20

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

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

All male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform military reserve duty annually.  Additionally, these residents are subject to being called to active duty at any time under emergency circumstances.  Some of our officers and employees are currently obligated to perform military reserve duty from time to time.  In the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time and on very short notice. The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business.  Given these requirements, we believe that we have operated relatively efficiently since beginning our operations. However, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians or any other adversaries changes, and we cannot predict the effect on our business operations of any expansion or reduction of these military reserve requirements.

We currently benefit from government programs and tax benefits that may be discontinued or reduced.

We currently receive grants and potential tax benefits under Government of Israel programs.  At December 31, 2010, our contingent liability to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor in respect of research grants received was approximately $28.7 million.  In order to maintain our eligibility for these programs and benefits, we must continue to meet specific conditions, including making specific investments in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs, or to pay increased taxes.  These programs and tax benefits may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs.  The amount, if any, by which our taxes will increase depends upon the rate of any tax increase, the amount of any tax benefit reduction and the amount of any taxable income that we may earn in the future.  If the Government of Israel discontinues or curtails these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Pg. 21

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law, 5759-1999 (the "Israeli Companies Law") generally requires that a merger be approved by a company’s board of directors and by a majority of the shares voting on the proposed merger.  Unless a court rules otherwise, a statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner or its general manager), vote against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations.  In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies, and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

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

We are incorporated in Israel.   None of our executive officers or directors named in this Annual Report are residents of the United States. A substantial portion of our assets and the assets of such persons are located outside of the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Both our legal and commercial name is RADCOM Ltd., and we are an Israeli company.  RADCOM Ltd. was incorporated in 1985 under the laws of the State of Israel, and we commenced operations in 1991.  The principal legislation under which we operate is the Israeli Companies Law. Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-77-7745-060 and 972-3-647-4681, respectively.  Our website is www.radcom.com.  Information on our website and other information that can be accessed through it are not part of, or incorporated by reference into, this Annual Report.

Pg. 22

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. ("RADCOM Equipment"), a New Jersey corporation, which serves as our agent for service of process in the United States. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033.  In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (1996) Ltd. ("RADCOM Investments"), an Israeli company, located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055).  In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation.  This company was dissolved on December 2, 2008.  In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao E Exportacao Ltda., ("RADCOM Brazil"). RADCOM Brazil  is located at 46 Rua Calcada Antares, Alphaville, Santana de Parnaiba, Sao Paulo,  and its telephone number is 55(11) 41537430.

For a discussion of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects"

B.	BUSINESS OVERVIEW

Below are the definitions of certain technical terms that are used throughout this 20-F that are important for understanding our business.

GLOSSARY

3G	third-generation digital cellular networks.

3.5G	3.5 generation digital cellular networks.

BSS
Business Support System: the components that a telephone operator uses to run its business operations that relate to the customer/subscriber usage ;handles taking orders, processing bills, and collecting payments.

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

Pg. 23

Long Term Evolution (LTE)
LTE is a set of enhancements to the Universal Mobile Telecommunications System (UMTS) which was introduced in 3rd Generation Partnership Project (3GPP) Release 8. Much of 3GPP Release 8 focuses on adopting 4G mobile communication's technology, including an all-IP flat networking architecture.

Network-Attached Storage (NAS)
File-level computer data storage connected to a computer network providing data access to heterogeneous network clients. NAS systems contain one or more hard disks, often arranged into logical, redundant storage containers or RAID arrays (redundant arrays of inexpensive/independent disks).

NGN – Next Generation Network	General term for packet-based networks, whether wireline (Voice Over IP, Video Over IP, etc.) or 3G networks.

OSS
Operational Support System. A suite of programs that enables the enterprise to monitor, analyze and manage a network system. Used in general to mean a system that supports an organization’s network operations.

Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.

Session
A lasting connection between a user (or user agent) and a peer, typically a server, usually involving the exchange of many packets between the user’s computer and the server. A session is typically implemented as a layer in a network protocol.

Radio Access Network (RAN)	A part of a mobile telecommunication system. It implements a radio access technology. Conceptually, it sits between the mobile phone, and the core network.

Single Board Computer (SBC)
A complete computer built on a single circuit board. The design is centered on a single or dual microprocessor with RAM, I/O and all other features needed to be a functional computer on the one board. The term "Single Board Computer" now generally applies to an architecture where the Single Board Computer is plugged into a backplane to provide for I/O cards

Single board computers are most commonly used in industrial situations in rack mount format for process control or embedded within other devices to provide control and interfacing.

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

Pg. 24

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

Overview

We provide innovative service assurance solutions for communications service providers and equipment vendors. We specialize in solutions for next-generation networks, both wireless and wireline. Our comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. Our products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS.

We believe that we can be differentiated from our competitors in three main areas: (1) the advanced technology that underlies our solutions, especially the multi-technology correlation capabilities of our Omni-Q solution and our R70 probe, each described below; (2) our proven ability to be flexible and responsive in an environment of rapidly changing technology and customer requirements, evolving industry standards and frequent new product introductions; and (3) our determination to become the industry’s "Number One for Customer Satisfaction," a target which has proven difficult for our competitors to achieve.

In 2010 we continued the trend which started in 2009, showing steady sequential improvement each fiscal quarter, including profitability in each fiscal quarter during 2010.In addition, during 2010 we continued a trend from 2009 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

Pg. 25

We currently offer the following solutions:

Network Monitoring: Our Omni-Q is a unique, next-generation network service assurance solution. Going beyond traditional monitoring solutions, the Omni-Q offers users a full array of drilldown and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting.

Our Omni-Q is a monitoring solution for multiple services such as voice, video, and data, employing a comprehensive array of service and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, the Omni-Q offers the service provider full end-to-end visibility of the network across technologies. The Omni-Q solution displays performance and quality measurements from both the signaling and the user planes, based on a broad range of active and non-intrusive hardware and software probes.

Our unique service assurance solution presents a seamless integration between traditional network monitoring and troubleshooting solutions, and an advanced set of service assurance monitoring applications. This set of powerful and intuitive applications added to our  proven Omni-Q service assurance solution provides solutions for every aspect of the network. This scalable solution for service assurance supports a wide range of applications; network troubleshooting, network quality monitoring, service quality monitoring, and customer experience management, customer quality of service monitoring and customer service level agreements monitoring.

The Omni-Q system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, CDMA, IPTV, IMS data and others. Signaling and media attributes and quality measurement enhanced detail records ("eDRs") collected from the probes in the QManager are stored in the solution’s embedded Oracle database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators ("KPIs") and key quality indicators ("KQIs").

Performers: Our legacy network protocol analyzer product lines offer cellular, VoIP and data communications operators with standalone solutions for network testing, troubleshooting and analysis. Our network analyzers support over 700 protocols with multiple interfaces, allowing users to quickly and simply troubleshoot and analyze complex networks.

Industry Background

Service providers deploy unified, packet-based platforms with broadband and 3G technologies to enhance the value proposition of converged networks. These technologies allow service providers to offer new types of revenue-enhancing services, such as voice calls, video calls and mobile broadband, video streaming, , music downloading and messaging solutions. Mainstream deployment of converged networks has begun and equipment vendors are under pressure to develop and improve the required technologies. Both types of our main market players (both equipment vendors and service providers) need sophisticated monitoring solutions.

Pg. 26

Service providers need these solutions to speed time-to-market of new services while assuring the highest quality of experience to their customers. In today's market it is no longer enough to maintain the network performance and handle infrastructure faults, but it is essential to understand the real customer experience for the new services to assure customer adoption of new services and avoid customer churn.  For these reasons, the demand for next-generation probe-based service assurance and monitoring systems is growing.

For example, analysis from OSS Observer in 2010 states that the service assurance probe system market is the most mature segment within the service assurance marketplace but continues to show strong growth to support new services as communication service providers migrate from circuit switched to IP technologies. Mobile data services are a rapidly growing field, whose growth is accelerated by the wide use of smartphones and mobile broadband.

Our Customers and the Markets for Our Solutions

The key benefits of our solutions to markets and customers are described below:

For Service Providers/Enterprises:

•	improved quality, improved availability, improved network utilization and lower churn rates;

•	improved efficiency of human resources allocation due to the utilization of a unified monitoring solution, , ensuring ease of use and reduced learning curves; and

•
decreased support costs through centralized management, ability to offer premium service level agreements ("SLAs") and level of experience ("LOE") results based on measurable parameters and all-inclusive, probe-based solutions.

For Developers: Reduced time to market, reduced development costs, automated testing and application versatility from research and development ("R&D") to quality assurance ("QA") through final testing and field service.

The market for our products consists primarily of the following types of end-users:

Telecommunications Service Providers (wireless and wireline) are organizations responsible for providing telecommunications services.  Our products are used by this group of end-users for three main categories: engineering and operation, marketing and management and customer support.

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

Our Strategy

Our objective is to continue expanding our sales by offering tailored solutions to service providers in targeted geographical regions, by continuing to pursue our goal of becoming the industry’s "Number One in Customer Satisfaction," and by extending our partnering and channeling activities. Key elements of our strategy include:

Pg. 27

•
In developing regions, targeting of cellular and VoIP operators.  In many regions of Latin America, Eastern Europe, Africa and the Far East, service providers continue to roll out cellular and VoIP networks.  We believe this represents a significant opportunity for RADCOM. In 2010, approximately 63% of our sales were derived from these regions compared to approximately 27% of our sales in 2009, and we expect them to continue to make significant contributions to our revenues in the future. To improve our ability to reach and support customers in emerging markets, we continue to expand our distributor network and to provide comprehensive support and also formed a new subsidiary in Brazil in 2010.

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

•
Continuous investment in the RADCOM brand as the industry’s "Number One in Customer Satisfaction." Customer satisfaction is difficult to achieve in the network monitoring business because of the technology challenges inherent in monitoring complex multi-service, multi-technology, interconnected networks, and our pursuit of this goal is a differentiating advantage. We believe that our efforts to assure customer satisfaction have contributed to the growth of our sales to existing customers, and, in some cases, have helped us to replace competitors’ systems. These efforts include enhancement of on-site support, customer-oriented product development and support of our representatives and distributors.

•
Formation of strategic relationships to extend our market reach. To expand our market reach, we have been actively pursuing selected strategic partnering relationships, including original equipment manufacturer, or "OEM" partners, teaming agreements and distribution agreements. Our existing strategic relationships include an OEM and reseller agreement with NSN Nokia Siemens. Although our current sales through these relationships are not significant, we believe that our current and future relationships will enhance our ability to acquire additional business in the future.

•
Continued investment in the technological excellence of our solutions. RADCOM’s products have always been differentiated by their advanced technology and their ability to offer comprehensive solutions to the industry’s most difficult problems. We intend to continue a high level of investment to maintain our technological edge in a dynamic environment. This includes hiring of skilled personnel and investing significant resources in training, retention and motivation of high quality personnel. For example, during 2010 we increased our R&D workforce by more than 20%, and plan to increase our investment in retaining and maintaining our highly qualified R&D personnel also in the future. Training programs cover areas such as technology, applications, development methodology, and programming standards.

Products and Solutions

We categorize our products into two primary lines:  (i) the Omni-Q network monitoring solution and (ii) the Performer family.

Pg. 28

The Omni-Q Network Monitoring Solution

The Omni-Q is a unique, comprehensive, next-generation probe-based service assurance solution designed to enable telecommunications carriers to carry out end-to-end voice quality monitoring and to manage their networks and services.

The Omni-Q solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes covering various networks and services, including IMS, VoIP, UMTS, CDMA, LTE and data. These probes are based on RADCOM’s R70 probe and Performer family platforms, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis. The R70 probe platform consists of an embedded Linux platform based on our GearSet technology. The GearSet is a technology extension of our successful GEAR chip technology which allows full session tracing and analysis in a chip set while permitting wirespeed analysis of network services.

The Omni-Q is designed to enable service providers and vendors to succeed in their efforts to address significant technology challenges, including:

•	deployment of next-generation networks such as UMTS, CDMA2000 and Triple-Play;

•
integration of new architectures such as high-speed downlink packet access ("HSDPA"), high-speed uplink packet access ("HSUPA"), long-term evolution ("LTE"), IMS, UMTS Release 6 and CDMA Rev’ A or evolution data voice ("EVDV");

•	migration of the network core to IP technology using IMS or SIGTRAN ;

•	successful delivery of advanced, complex services such as VoIP, IPTV and video conferencing; and

•
proactive management of call quality on existing and next-generation service providers’ production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

In general, telecommunications service providers (wireless and wireline) use Omni-Q for the following tasks:

•	Troubleshooting – the Omni-Q enables them to "drill down" to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

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

•
Roaming & interconnect management – the Omni-Q can be used by service providers to monitor their roaming and interconnect traffic. By identifying problematic links, service providers are able to avoid revenue loss, to detect problems with specific roaming partners and to manage interconnection KPIs.

Pg. 29

By monitoring sessions that are meaningful to the end user, such as complete HTTP page downloads and large HTTP file downloads, the Omni-Q provides real insight into the customer experience (CEM) for mobile broadband and "walled garden" WAP portals. A large number of TCP metrics are measured for each TCP packet for all HTTP sessions and for all subscribers constantly. By analyzing these measurements in real time and applying business intelligence, the Omni-Q provides realistic insight not only into the quality of the end user’s experience but also into the corresponding quality of the Service Provider’s TCP/IP network.

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

Omni-Q Wireline Monitoring Solution: this component gives service providers, incumbent local exchange carriers ("ILEC"s) and cable/multi-system operators ("MSO"s) complete visibility into voice, video and/or TV service running over the network, enabling early-stage fault detection, pre-emptive maintenance and optimization, and drill-down troubleshooting as needed for quick and easy fault resolution.

Omni-Q GSM/UMTS/CDMA2000/LTE Network Monitoring Solution: this component gives cellular service providers complete visibility into their networks, enabling real-time traffic analysis, fault detection, troubleshooting and data collection, as well as the identification of long-term trends. The system monitors and analyzes the performance of Radio Access, Core Signaling and Core IP components. It provides extensive and flexible KPIs and KQIs analyses with real-time alarms that allow operators to detect faults before their customers experience problems.

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

Pg. 30

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

The Cellular Performer

The Cellular Performer is an application that runs on our Performer platform. It performs a multi-layer session-level analysis of applications and services that gives users a simple, intuitive and powerful troubleshooting tool. Used for drilling down to each interface within a cellular network, the Cellular Performer enables users to trace a call over a whole network, and identify the source of network problems. This allows users to quickly pinpoint specific problems, and to smooth out the performance of highly complex networks. The product supports all major 2.5G and 3G networks, including GPRS, UMTS, CDMA2000, and Enhanced Data Rates for Global Revolution Standard (Edge) and TD-SCDMA.

Pg. 31

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

The eDiamond is a new LTE smart analyzer providing a troubleshooting solution for LTE.  Our  eDiamond is a tool to use for LTE integration, beginning from a protocol analyzer for an entry level LTE lab and up until troubleshooting LTE network deployments. Our eDiamond LTE smart analyzer provides an end-to-end view of network performance and correlates information detected in the different interfaces in one display, as well as drilling down to root cause analysis. Its wide range of features provides both online and offline working modes, end-to-end access, core interfaces troubleshooting and service level overviews.

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

•	MediaPro – a real-time hardware-based, multi-protocol, multi-technology VoIP and Video analyzer, capable of analyzing a wide variety of VoIP signaling protocols and media CODECs.

•	QPro – a multi-technology call quality analyzer that enables users to test many call quality parameters over a variety of interfaces.

The following table shows the breakdown of our consolidated sales for the fiscal years 2010, 2009 and 2008 by product line:

Pg. 32

	Year ended December 31,
	2010	2009	2008
	(in thousands of U.S. dollars)
The Omni-Q family	$17,489	$9,050	$11,681
The Performer family and others	$1,684	$2,868	$3,557
Total	$19,173	$11,918	$15,238

Sales and Marketing Organization

We sell to customers throughout the world via both direct and indirect channels.

Indirect channels: In most markets we sell our products through a network of independent distributors who market data communications-related hardware and software products.  We currently have more than 35 independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas.  We have regional sales support offices in China, Singapore  and Spain.  These offices support our distributors in these regions.  We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

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

Direct channels: In North America we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which primarily sells our products to end-users directly or, in certain instances, through independent representatives.  Most of these representatives have exclusive rights to the distribution of certain of our Performer family products in their respective geographical territories throughout North America (with the exception of some accounts). Our Omni-Q network monitoring solution is sold on a non-exclusive basis in all geographical territories and, for the most part, is sold directly by RADCOM Equipment.  The independent representatives are compensated by us on a commission basis.  The activities of our representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment’s employees, who also provide product support to our North American customers.  The independent representatives do not hold any of our inventory, and they do not buy products from us.  Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases provide training to the end-users.  The customers submit orders directly to our wholly owned subsidiary, RADCOM Equipment, which invoices the end-user customers and collects payment directly, and then pays commissions to the representatives for the sales in their territories.  The commission ranges between 7.5% and 15%, depending on the agreement RADCOM Equipment has with the individual representative.

Pg. 33

Since 2008 we have been increasing our sales through a new direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. In these situations, we sell directly to customers and collect payment directly from them. If a distributor is engaged in the sale, we pay the distributor a commission, which is normally calculated as a percentage of the sale price. During 2010 this direct channel was used in certain markets, like Brazil and India. In Brazil this activity was performed by our wholly-owned subsidiary RADCOM Brazil. We expect its use to continue to grow in future years, as direct agreements are increasingly required by our customers.

The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31,			Year ended December 31,
	(in millions of U.S. dollars)			(in percentages)
	2010	2009	2008	2010	2009	2008
Europe	4.8	5.8	6.3	25.0%	48.7%	41.4%
North America	3.0	2.8	2.5	15.6	23.5	16.4
Far East	3.6	2.2	2.4	18.8	18.5	15.8
South America (Excluding Brazil)	2.1	0.7	3.8	10.9	5.9	25.0
Brazil	4.1	-	-	21.3	-	-
Others	1.6	0.4	0.2	8.4	3.4	1.4
Total revenues	19.2	11.9	15.2	100.0%	100.0%	100.0%

OEM Partnerships: In addition to expanding our market reach, we have been actively pursuing selected strategic partnering relationships, including original equipment manufacturer, or "OEM" partners, teaming agreements and distribution agreements. Our existing strategic relationships include an OEM and reseller agreement with NSN Nokia Siemens. Although our current sales through these relationships are not significant, we believe that our current and future relationships with other leading communication solution providers will improve market penetration and acceptance for our network applications. Our partners have long-standing relationships with public telecommunications service providers and offer a broad range of services to these service providers through their existing sales and support networks. We seek relationships that enhance our presence and strengthen our competitive position in our target markets, and/or offer products that complement our network applications to provide value-added networking products and services.

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing.  Our principal competitors include JDSU (Agilent), Danaher (Tektronix), Tekelec, Astelia, Anritsu (Nettest), SPIRENT Communications, Sunrise Telecom, Netscout, Osix and Exfo (Empirix). In addition to these competitors, we expect substantial competition from established and emerging communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.

Pg. 34

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

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and we have established a strategic goal of establishing RADCOM as the industry’s "Number One for Customer Service." Investments that we are making to achieve this goal include:

•
Enhancement of on-site support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors and OEM partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We provide all customers with a free one-year warranty, which includes bug-fixing solutions and a hardware warranty on our products.  After the initial update period, we offer extended warranties which can be purchased for one, two or three-year periods. Generally the cost of the extended warranty is based on a percentage of the overall cost of the product as an annual maintenance fee.

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

Pg. 35

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

Our gross research and development costs were approximately, $4.3 million in 2010, $4.2 million in 2009 and $6.5 million in 2008, representing 22.5%, 35.4 % and 42.7% of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, (the "Chief Scientist") were approximately $1.4 million in 2010, $1.6 million in 2009 and $2.1 million in 2008. For more information on the Office of the Chief Scientist, see "Israeli Office of the Chief Scientist" below. We expect to continue to invest significant resources in research and development.

As of December 31, 2010, our research and development staff consisted of 44 employees, an increase of 8 employees compared to December 31, 2009.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Israeli Office of the Chief Scientist. Grants received under such programs are repaid through a mandatory royalty based on revenues from products developed pursuant such programs or deriving therefrom (and related services).  This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984  and the regulations promulgated thereunder (the "R&D Law").

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the Research Committee of the Chief Scientist (the "Research Committee") are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the Research Committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products developed pursuant such programs or deriving therefrom  (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.  As of January 1, 2010, our royalty rate was 3.5%.

Pg. 36

The R&D Law generally requires that the product developed under a program be manufactured in Israel.  However, following notification to the Chief Scientist (provided that the Research Committee did not  provide its objection), up to 10% of the manufacturing volume may be performed outside of Israel; furthermore, with the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, in both cases provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel.  The R&D Law further permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows as part of its approval of the program in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Research Committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted.   An increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the Research Committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law permits the transfer of Chief Scientist-funded know-how outside of Israel, under certain circumstances and subject to the Chief Scientist’s prior approval, in the following cases: (a) if the subject company pays to the Chief Scientist a portion of the sale price paid in consideration of such funded know-how or in consideration for the sale of the grant recipient itself, as the case may be; (b) if the subject company receives know-how from a third party in exchange for its funded know-how; or (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the Chief Scientist may require additional information or representations in respect of certain of such events.  For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law. Furthermore, the R&D Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

Pg. 37

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive.  In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2010, our contingent liability to the Chief Scientist in respect of grants received was approximately $28.7 million.

In May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992-2009. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2010. We are currently in the process of reviewing such alleged differences with the Chief Scientist. At this preliminary stage we are unable to assess the merits of the aforesaid arguments raised by the Chief Scientist.

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation") funding for the research and development of products.  At December 31, 2010, our contingent liability to the BIRD Foundation for funding received was approximately $332,000.  We have not received grants from the BIRD Foundation since 1995.

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

Pg. 38

Employees

As of December 31, 2010, we had 91 employees located in Israel, 7 employees of RADCOM Equipment located in the United States and 11 employees in total located in Spain, Singapore, Brazil, India and China, collectively.   As of December 31, 2009, we had 82 employees located in Israel, 7 employees located in the United States and 7 employees in other countries.  As of December 31, 2010, of the 91 employees located in Israel, 44 were employed in research and development, 9 in operations (including manufacturing and production), 30 in sales and marketing and 8 in administration and management.  Of the 7 employees located in the United States, 5 were employed in sales and marketing and 2 were employed in administration and management.  All of the 11 employees located in Spain, Singapore, Brazil and China, were employed in sales and marketing.  We consider our relations with our employees to be good and we have never experienced a labor dispute, strike or work stoppage.  Most of our permanent employees have employment agreements and none of them are represented by labor unions. Our temporary employees (i.e., our employees who do not receive a monthly salary) are paid an hourly rate, have employment agreements and are not represented by a labor union.

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

In Israel, a general practice we follow (which is above and beyond the legal requirement) is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as "Managers’ Insurance."  This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment.  Each participating employee contributes an amount equal to 5% of such employee’s base salary, and we contribute between 13.3% and 14.7% of the employee’s base salary.  Full-time employees who are not insured in this way, if any, are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary, and on top of such contributions we are required to contribute additional contributions for severance liability as provided by law (2.5% during 2010).  We also provide our permanent employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary, generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employee’s base salary.  All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the consumer price index.  The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut.  Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

C.	ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, which conducts the sales and marketing of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, Radcom Investments (1996) Ltd., for the purpose of making various investments, including the purchase of securities.  In August 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., which was dissolved in 2008, but prior to its dissolution conducted the sales and marketing of our products in the United Kingdom.  In 2002, we established a wholly-owned Representative Office in China, which conducts the marketing for our products in China.  In 2010, we established RADCOM Brazil, our wholly-owned subsidiary in Brazil which conducts the sales and marketing of our products in Brazil. The following is a list of our subsidiaries, each of which is wholly-owned:

Pg. 39

Name of Subsidiary	Jurisdiction of Incorporation

RADCOM Equipment, Inc.	New Jersey

RADCOM Investments (1996) Ltd.	Israel

RADCOM do Brasil Comercio, Importacao E Exportacao Ltda.	Brazil

Yehuda Zisapel and Zohar Zisapel are co-founders and principal shareholders of the Company.  Individually or together, they are also founders, directors and principal shareholders of several other privately and publicly held high technology and real estate companies which, together with us and other subsidiaries and affiliates, are known as the "RAD-BYNET Group."  In addition to engaging in other businesses, members of the RAD-BYNET Group are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products. The Company has limited competition with Radvision Ltd., part of the RAD-BYNET Group, which supplies as part of its technology package a protocol simulation that may serve some of the needs of our customers for test equipment.  Some of the products of members of the RAD-BYNET Group are complementary to, and have been and are currently used in connection with, our products.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  We currently lease an aggregate of approximately 1,898 square meters of office premises in Tel Aviv, which includes approximately 1,795 square meters from affiliates of our principal shareholders.  Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2010, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $438,000, of which approximately $337,000 was paid to affiliates of our principal shareholders.  We may, in the future, lease additional space from affiliated parties.  We also lease office space in Paramus, New Jersey from an affiliate. In 2010, we leased approximately 6,131 square feet from an affiliate which decreased to approximately 4,604 square feet commencing from September 15, 2010, approximately 276 square feet of which we now sub-lease to a related party. In 2010, aggregate annual lease payments for the premises were approximately $122,000 and we received $9,000 from the related party for those sub-leases. We also lease approximately 142 square meters of office space in Beijing.  In 2010, our aggregate annual lease payments for those premises were approximately $31,000. The rental agreements for the premises in Tel Aviv and New Jersey expire on December 31, 2012.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report.

Pg. 40

This discussion contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act").  These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management.  Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements.  Readers are cautioned that these forward-looking statements – including those identified below, as well as certain factors – including, but not limited to, those set forth in "Item 3—Key Information—Risk Factors" – are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Although we believe the expectations reflected in the forward-looking statements contained in this Annual Report are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date of this Annual Report to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

Overview

We provide innovative service assurance solutions for communications services providers and equipment vendors. We specialize in solutions for next-generation networks, both wireless and wireline. Our comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. Our products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS.

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

Most of our revenues are generated in U.S dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with generally accepted accounting principles in the United States. Our technology vision is based on an architectural evolution of networking from simple connectivity of products to application systems, or as we refer to it, the "Application Provider."  As such, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G cellular and Triple-Play networks.  If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors.  If it does not, however, our initiatives and investments in this area may be of no or limited value.  As a result, we cannot quantify the impact of future new product introductions on our historical operations or anticipated impact on future operations.

Pg. 41

Our business has been improving since the middle of 2009 following the recovery after the severe impact of the global economic slowdown. As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G cellular, Voice over IP and Triple-Play networks.  During 2010, we focused our sales efforts on targeted emerging markets, in which operators are rolling out 3G cellular and Voice over IP networks, and on developed markets currently introducing Triple-Play services based on the IMS platform and mobile broadband services. These market segments continued to grow in 2010, after the global economic slowdown, and are expected to continue to grow in 2011 and beyond, helping us to continue to improve our business.

Throughout 2009 and 2010, we followed a three-pronged sales strategy designed to expand our sales pipeline and revenues:

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

During 2010, we focused mainly on our concrete emerging markets and developed markets strategies and to a lesser extent on our collaboration efforts with third parties.

In parallel, we have been investing to achieve industry recognition for the RADCOM brand as the industry’s "Number One brand for Customer Service."

During 2010 we continued the trend which started in the second quarter of 2009 of steady sequential improvement, presenting profitability for all the quarters since the fourth quarter of 2009. The steady improvement in our financial results is attributable mainly to improved sales numbers without an increase in our operating costs during these periods. During 2010 we continued a trend from 2009 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators. As a result, payment terms became longer and our right to collect payment became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition.Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of extended warranty services. Product revenues consist of gross sales of products, less discounts and refunds.

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

Pg. 42

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

Financial Expenses, Net.  Financial expenses, net, consists primarily of interest expenses paid on our venture lending loan from Plenus (as described below under "Venture Loan from Plenus"), changes in the fair value of the warrant granted to Plenus, interest earned on bank deposits, gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies and interest expenses on bank short-term loans.

Pg. 43

Summary of Our Financial Performance in Fiscal Year 2010 Compared to Fiscal Year 2009

For the year ended December 31, 2010 our revenues were $19.2 million compared with $11.9 million in 2009, an increase of 61%. On an operating basis, the Company burned $2.5 million of cash flow from operating activities during 2010, compared to a generation of positive cash flow from operating activities of $0.9 million during 2009.  The Company succeeded in presenting a net income for the period of $0.6 million compared with a $2.6 million net loss for 2009.

As of December 31, 2010, our cash and cash equivalents totaled $5.7 million, compared with $3.3 million as of December 31, 2009. The increase reflected a private placement we entered into in October 2010 and November 2010 countered mainly by the full repayment of our loan, significant pay-out of import and other taxes in Brazil and delays in delivery of systems to certain customers resulting delays in collection.

After delivering very low revenue figures and operating results in the first quarter of 2009, as a result of the global economic crisis, the following three quarters showed steady sequential improvement, and the fourth quarter of the year returned the Company to profitability for the first time since the fourth quarter of 2007. During 2010 we continued a trend which started in 2008 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

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

A.	OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,
	2010	2009	2008
Sales	100.0%	100.0%	100.0%
Cost of sales	33.8	34.1	39.5
Gross profit	66.2	65.9	60.5
Operating expenses:
Research and development	22.5	35.4	42.7
Less royalty-bearing participation	7.4	13.7	13.9
Research and development, net	15.1	21.7	28.8
Sales and marketing	36.3	49.0	49.1
General and administrative	8.0	13.8	18.5
Total operating expenses	59.4	84.5	96.4
Operating income (loss)	6.7	(18.5)	(36.0)
Financial income (loss), net	(3.8)	(3.7)	(2.0)
Net income (loss)	3.0	(22.2)	(38.0)

Pg. 44

Financial Data for Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues
	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2010 vs.	2009 vs.
	2010	2009	2008	2009	2008
The Omni-Q family	17.5	9.0	11.7	94	(23)
The Performer family and others	1.7	2.9	3.5	(41)	(17)
Total revenues	19.2	11.9	15.2	61	(22)

Revenues.  In 2010, our revenues increased by 61% compared to 2009, reflecting the recovery from the global economic slowdown and the increased pressure on the telecom networks felt by telecom companies in response to the increasing usage of mobile data applications. The trend, which started in 2008, of increasing our average deal size from small deals to medium and large-sized deals continued in 2010. However, the increased complexity that characterizes larger deals led to longer sales cycles and an increase in conditional payment terms, which in turn led to longer time delays between the date of receiving orders and full revenue recognition. On average this increases the sales cycle by 6 to 9 months.

Our revenues from warranty services decreased only slightly in 2010 by 12%.  This decrease is attributed mainly to the decrease in the renewal rate of our legacy network protocol analyzer product lines.

 Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States and RADCOM Brazil, our wholly-owned subsidiary in Brazil as well as nine independent representatives, and more than 35 independent distributors in over 35 other countries.  The table below shows the sales breakdown by territory:

	Year Ended December 31,			Year Ended December 31,
	(in millions of U.S. dollars)			(as percentages)
	2010	2009	2008	2010	2009	2008
Europe	4.8	5.8	6.3	25.0%	48.7%	41.4%
North America	3.0	2.8	2.5	15.6	23.5	16.4
Far East	3.6	2.2	2.4	18.8	18.5	15.8
South America (Excluding Brazil)	2.1	0.7	3.8	10.9	5.9	25.0
Brazil	4.1	-	-	21.3	-	-
Others	1.6	0.4	0.2	8.4	3.4	1.4
Total revenues	19.2	11.9	15.2	100.0%	100.0%	100.0%

One customer in Brazil accounted for approximately 13% of our sales in 2010. During 2009 no single customer accounted for more than 10% of our sales. In 2008, two customers accounted for more than 10% of the total consolidated revenues each; one distributor in South America whose purchases contributed approximately 19% and another customer in Europe whose purchases contributed approximately 12%, to the total consolidated revenues each. During 2010 the relative increase of sales in South America was larger than other geographical areas reflecting the high level of marketing efforts together with the market need in this region which led to a big increase in sales.

Pg. 45

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2010	2009	2008
Cost of sales - Product	6.1	3.5	5.5
Cost of sales - Services	0.4	0.6	0.5
Total Cost of sales	6.5	4.1	6.0
Gross profit	12.7	7.9	9.2

Cost of sales.  During 2010 profitability on our variable costs, which include manufacturing cost of materials, royalties to the Chief Scientist and others and post-sale support that we provide, was 74% compared to 73% in 2009. This slight improvement was mainly due to improvement in the performance and capacity of our solutions while reducing their costs and the decreasing of our manufacturing costs of our hardware, mainly by introducing our new R70s probe platform.

In 2010, our gross margins were 66%, the same as in 2009. Our revenues in 2010 included a significant sale made directly (rather than through distributors) to a customer in Brazil. According to Brazilian law, we are subject to import taxes and other taxes based on the price of the equipment we sell in Brazil. In 2010 such taxes amounted to $785,000, and were included within cost of sales (as well as in our aggregate revenues). Net of this amount, gross margin for the year would have been approximately 69%.This is slightly below our target margins of 70% but an improvement from our gross margins in 2009. This reflected the increase in our revenues for the year.

Our cost of sales consisted of fixed costs, which include employees’ salaries and related costs and overhead expenses, of approximately $1.6 million both for 2010 and 2009.  Although our sales increased by 61% we managed not to increase the level of our fixed costs during 2010. Our cost of sales included an expense of $5,000 for share-based compensation in 2010 and $16,000 for share-based compensation in 2009.

The following table provides the approximate operating costs and expenses of the Company in 2010, 2009 and 2008, as well as the percentage change of such expenses in 2010 compared to 2009 and in 2009 compared to 2008:

Operating Costs and Expenses
	Year ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2010 vs.	2009 vs.
	2010	2009	2008	2009	2008
Research and development	4.3	4.2	6.5	2.3	(35.4)
Less royalty-bearing participation	1.4	1.6	2.1	(12.5)	(23.8)
Research and development, net	2.9	2.6	4.4	11.5	(40.9)

Sales and marketing	7.0	5.8	7.5	20.7	(22.7)

General and administrative	1.5	1.6	2.8	(6.3)	(42.9)
Total operating expenses	11.4	10.0	14.7	14.0	(32.0)

Pg. 46

Research and Development.  Research and development expenses, gross, increased from $4.2 million in 2009 to $4.3 million in 2010. As a percentage of total revenues, research and development expenses, gross, decreased from 35.4% in 2009 to 22.5% in 2010. The increase in our gross research and development expenses from 2009 to 2010 is mainly attributable to our increase in employees and related expenses by the amount of $0.3 million countered by a decrease of $0.2 million in depreciation expenses. As of December 31, 2010, we employed 44 research and development engineers, compared to 36 as of December 31, 2009. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $10,000 for share-based compensation in 2010 and $53,000 for share-based compensation in 2009.  This decrease was mainly as a result of the decrease of share-based compensation cost as a result of the decreased value of the awards granted in the years 2009 and 2010 and the decrease in the number of options granted during 2010.

Sales and Marketing.  Sales and marketing expenses increased from approximately $5.8 million in 2009 to approximately $7.0 million in 2010. The increase in our sales and marketing expenses from 2009 to 2010 is mainly attributable to our increase in employees and related expenses by the amount of $0.7 million, of which $0.3 million relates to employees in Israel, in addition to an increase in the amount of commissions paid on the higher level of sales of $0.3 million. As a percentage of total revenues, sales and marketing expenses in 2010 and 2009 were 36.4% and 49.0% respectively. Our sales and marketing expenses included an expense of $36,000 for share-based compensation in 2010 and $86,000 for share-based compensation in 2009.  This decrease was mainly as a result of the decrease of share-based compensation cost as a result of the decreased value of the awards granted in the years 2009 and 2010 and the decrease on the number of options granted during 2010.

  General and Administrative.  General and administrative expenses decreased from approximately $1.6 million in 2009 to approximately $1.5 million in 2010. This decrease is mainly attributed to the decrease in provision for bad debts totaling approximately $595,000 countered by share-based compensation expense of $410,000 regarding grant of options to our directors in 2010. As a percentage of total revenues, general and administrative expenses in 2010 and 2009 were 8% and 13.8% respectively Beside the share-based compensation related to the grant to directors our general and administrative expenses included $103,000 for share-based compensation in 2010 and $117,000 for share-based compensation in 2009.  This decrease was mainly as a result of the decrease of share-based compensation cost as a result of the decreased value of the awards granted in the years 2009 and 2010.

Financial Expenses, Net.  In 2010, we recorded financial expenses, net, of approximately $722,000 compared to $440,000 in 2009. The increase in financial expenses is attributable mainly to expenses related to the venture loan from Plenus, which we fully repaid in 2010. During 2010 we incurred expenses of $710,000 as a result of valuation of fair value of warrant and interest and accretion of discount on the loan. The equivalent amount in 2009 was lower by $259,000.

Financial Data for Year Ended December 31, 2009 Compared with Year Ended December 31, 2008.

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

Pg. 47

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

Our cost of sales consisted of fixed costs, which include employees’ salaries and related costs and overhead expenses, of approximately $1.6 million in 2009 and $2.1 million in 2008.  This reduction in cost of sales reflects our ongoing cost-cutting program. Our cost of sales included an expense of $16,000 for share-based compensation in 2009 and $18,000 for share-based compensation in 2008.

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

Pg. 48

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

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. Since we pay the salaries of our Israeli employees in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar.  While we incur some expenses in NIS, inflation in Israel will have a negative effect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar.  In the first two quarters of 2008, for example, the value of the NIS expressed in dollar terms increased significantly, raising our Israeli-based costs as expressed in dollars.  Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations. This trend was reversed during the second half of 2008 and during the first half of 2009.  During the second half of 2009 this trend returned but was less drastic.  Based on our budget for 2011, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by $80,000 per quarter and vice versa.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147) 2005, which prescribes, among other things, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%. In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Pg. 49

Our manufacturing facilities have been granted "Approved Enterprise" status under the "Investments Law" – the Law for the Encouragement of Capital Investments, 1959, as amended – and consequently are eligible, subject to compliance with specific requirements, for tax benefits beginning when such facilities first generate taxable income.  (For additional information on Approved Enterprise status, see "Item 10—Additional Information—Taxation—Israeli Tax Considerations—Law for the Encouragement of Capital Investments, 1959"). The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel.  We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities.  We are entitled to a tax exemption for a period of two to four years (in respect of income derived from our Tel Aviv facility), commencing in the first year in which such income is earned, subject to certain time restrictions. These time periods have not yet commenced because we have incurred net operating losses for Israeli tax purposes.  At December 31, 2010, we had net operating loss carry-forwards (unlimited in time) of approximately $41.0 million.

Our effective corporate tax rate may substantially exceed the Israeli tax rate.  Our U.S. subsidiary will generally be subject to applicable U.S. federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.  Our U.S. subsidiary had net operating loss carry-forwards of approximately $11.0 million available at December 31, 2010 for U.S. federal and state income tax purposes.  These carry-forwards may offset future taxable income and expire from 2011 through 2027 for U.S. federal income tax purposes and in the years 2011 through 2016 for state tax purposes.  Because of the complexity of these local tax provisions, we are unable to anticipate the actual combined effective corporate tax rate that will apply to us.

We recorded a valuation allowance at December 31, 2010 for all of our deferred tax assets.  Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds of our 1997 initial public offering, our 2004, 2008 and 2010 private placement transactions, and from a venture lending loan secured in 2008. Cash and cash equivalents at December 31, 2010, 2009 and 2008 were approximately $5.7 million, $3.3 million and $3.5 million, respectively.

We generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions and a venture capital loan. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and on the positive trends demonstrated in most of the markets in which we operated during 2010. There is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Pg. 50

Net Cash Provided by/(Used in) Operating Activities. Net cash provided by (used in) operating activities was approximately $(2.5) million in 2010, $0.9 million in 2009 and $(5.0) million in 2008.  The negative net cash flow in 2010 was primarily due to an increase of $2.6 million in trade receivables, an increase of $1.1 million in other current assets and an increase of $1.1 million in inventories. This was partially offset by the following: net income of approximately $0.6 million, an increase of approximately $1.6 million in trade payables, an increase in share options compensation of $0.6 million and an increase in value of warrants granted to Plenus of $0.5. The positive net cash flow in 2009 was primarily due to a decrease of $3.5 million in trade receivables, an increase of approximately $1.0 million in other payables and accrued expenses and a decrease of $0.4 million in other current assets. This was partially offset by the following: a loss of approximately $2.6 million, a decrease of approximately $1.0 million in trade payables, a decrease in deferred revenue of approximately $0.8 million, a decrease in severance pay, net $0.4 million, and a decrease of approximately $0.2 million in inventory, and together with employees’ share-option compensation of approximately $272,000, approximately $481,000 of depreciation expenses and approximately $215,000 of valuation of a warrant granted to Plenus. The negative net cash flow in 2008 was primarily due to the Company’s loss of approximately $5.8 million, an increase of $1.7 million in trade receivables and a decrease of approximately $0.8 million in other payables and accrued expenses. This was partially offset by the following: a decrease of approximately $0.6 million in inventory, increase of approximately $0.9 million in trade payables, and together with employees’ share-option compensation of approximately $530,000, approximately $610,000 of depreciation expenses and approximately $460,000 of provision for doubtful accounts.

The trade receivables and days sales outstanding (DSO) are primarily impacted by payment terms, shipment linearity in the quarter and collections performance.  Trade receivables for 2010 increased to $6.9 million from $3.6 million for 2009, reflecting the increase in total revenues as well as the lengthening of our DSOs. We believe that continued expansion of our business, particularly in emerging markets, may require continued investments in working capital as many customers, require commercial terms which result in slower billings and a longer cash collections cycle.

The increase in trade payables in 2010 reflects the higher level of our costs during the year. The decrease in other payables and accrued expenses in 2010 was primarily a result of a decrease in advances from customers received on orders for which revenue has not yet been recognized.

Net Cash Provided by/(Used in) Investing Activities.  Our investing activities generally consist of purchase of equipment. Net cash used in investing activities in 2010, 2009 and 2008 totaled approximately $56,000, $27,000 and $120,000, respectively.

Purchase of Equipment. Purchases of equipment in 2010, 2009 and 2008 were approximately $56,000, $27,000 and $120,000, respectively.  These expenditures were principally for computers and equipment purchases.

Net Cash Provided by/(Used in) Financing Activities. In 2010, net cash provided in financing activities totaled approximately $5.0 million, including the $5.4 million from the private placement as described below under "Private Placement - 2010", and exercise of options of $643,000 and warrants of $353,000 which was offset by approximately $(1.3 million) repayment of the venture loan. In 2009, net cash used in financing activities totaled approximately $(1.1 million), including the $(1.2 million) repayment of the venture loan which was offset by approximately $65,000 cash provided by the exercise of warrants from the 2008 Private Placement.  In 2008, net cash provided by financing activities totaled approximately $4.9 million, including $2.4 million from the private placement as described below under "Private Placement - 2008" and $2.4 million from the venture loan and issuance of warrants related to the loan, both as described below under "Venture Loan from Plenus".

Pg. 51

Private Placements

Private Placement - 2010

During October and November 2010, we raised $5.5 million in a private placement, or the 2010 PIPE, of ordinary shares and warrants.  Under the 2010 PIPE transaction, we issued 643,277 ordinary shares at an aggregate purchase price of $5.5 million, or $8.55 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the 2010 PIPE included Zohar Zisapel, our Chairman.  We also issued to the investors warrants to purchase up to 214,426 ordinary shares at an exercise price of $10.69 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the 2010 PIPE. As part of the 2010 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2010 PIPE (including the shares underlying the warrants). The F-3 was filed with the SEC on November 10, 2010, and was declared effective by the SEC on January 24, 2011.  We incurred expenses of approximately $139,000 in connection with the offering.  Our net proceeds from the offering were approximately $5.4 million. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of $2,292,214.

Private Placement - 2008

In February 2008, we raised $2.5 million in a private placement, or the 2008 PIPE, of ordinary shares and warrants.  Under the 2008 PIPE transaction, we issued 976,563 ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share (this price per share reflects a four-for-one reverse share split which we effected in June 2008).  The investors in the 2008 PIPE included Zohar Zisapel.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants are exercisable for three years from the closing date of the 2008 PIPE. As part of the 2008 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2008 PIPE (including the shares underlying the warrants). The F-3 was filed with the SEC on August 7, 2008.  The registration statement was declared effective by the SEC on August 26, 2008.  We incurred expenses of approximately $96,000 in connection with the offering.  Our net proceeds from the offering were approximately $2.4 million. In 2010 and 2009 the investors exercised warrants to purchase 110,676 and 20,313 ordinary shares respectively. Our net proceeds from these exercises were approximately $419,000.

Venture Loan from Plenus

In April 2008, we closed a $2.5 million venture loan from Plenus, a leading Israeli venture-lending firm. The loan was for a period of three years, and with a 10% rate of interest per annum. In addition, we granted Plenus a warrant to purchase our ordinary shares in the amount of $450,000. The warrant is exercisable for a period of five years, and its exercise price is $2.56 per share (this price per share reflects a four-for-one reverse share split which we effected in June 2008). The exercise price (and consequently the number of shares to be issued) is subject to certain adjustments should we issue additional shares or convertible securities at an effective price per share which is lower than the exercise price.  Other adjustments to the exercise price include M&A transactions, payment or distribution of certain dividends, subdivision or combination of outstanding shares.  The warrant was exercised in September 2010.  We also granted Plenus registration rights in respect of the shares underlying the warrant. In connection with the loan from Plenus, we granted Plenus a fixed charge over our intellectual property assets and a floating charge over our assets. Radcom Equipment Inc., our U.S. subsidiary, granted Plenus a security interest over its assets, and our subsidiaries provided Plenus with guarantees with respect to the loan. On September 7, 2010 we repaid the remainder of the loan amount to Plenus, seven months in advance of the scheduled maturity date.

We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Pg. 52

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders (collectively, the "RAD-BYNET Group").  Of these agreements, the office space leases and the distribution agreement with Bynet Electronics Ltd. (described in the section entitled "Related Party Transactions" below) in Israel are material to our operations.  The pricing of the transactions was determined based on negotiations between the parties.  Members of our Board of Directors and management reviewed the pricing of the leases and the distribution agreement and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties.  We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-BYNET Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us.

In February 2008, we completed a private placements, or a PIPE, in which we raised $2.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel (who invested $1.65 million), one of our directors at the time, Zohar Gilon (who invested $50,000), and his son, Amit Gilon (who invested $50,000). For more information, see "Item 5—Operating and Financial Review and Prospects— Liquidity and Capital Resources—Private Placements" above.

In October and November 2010, we completed a PIPE in which we raised $5.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel (who invested $1.0 million). For more information, see "Item 5—Operating and Financial Review and Prospects— Liquidity and Capital Resources—Private Placements" above.

Please see "Item 5—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Office of the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Office of the Chief Scientist totaling approximately $1.4 million in 2010, $1.6 million in 2009 and $2.1 million in 2008. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Office of the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalties’ expenses relating to the Office of the Chief Scientist grants included in the cost of sales for years ended December 31, 2010, 2009 and 2008 were $793,000, $380,000 and $533,000, respectively. The total research and development grants that we have received from the Office of the Chief Scientist as of December 31, 2010 were $32.2 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR.  As of December 31, 2010, the accumulated interest was $5.4 million, the accumulated royalties paid to the Office of the Chief Scientist were $8.9 million and our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $28.7 million.  For additional information, see "Item 4—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation.  Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2010, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $332,000.  Since 1995 we have not received grants from the BIRD Foundation.

Pg. 53

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

In instances where final acceptance of the product or system is specified by the customer, revenue is deferred until all acceptance criteria have been met. When a sale involves multiple elements, such as sales of products that include services, the entire fee from the arrangement is allocated to each respective element based on the relative method and recognized when revenue recognition criteria for each element are met. The amount of product and service revenue recognized is affected by our judgment as to whether an arrangement includes multiple elements and, if so, whether vendor-specific objective evidence of fair value exists. Changes to the elements in an arrangement and our ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

After the warranty period initially provided with our products, we may sell extended warranty contracts, which includes bug fixing and a hardware warranty. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

During the first quarter of 2010, we adopted the guidance of ASU No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements, and ASU No. 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements which were ratified by the Financial Accounting Standards Board (FASB) Emerging Issues Task Force on September 23, 2009, generally when selling product with extended warranty contracts.

ASU No. 2009-13 affects accounting and reporting for all multiple-deliverable arrangements.  It also affects companies that are affected by the amendments of ASU No. 2009-14. As such, the Company will prospectively apply these provisions to all revenue arrangements entered into or materially modified after January 1, 2010. During the year ended December 31, 2010, the impact of the adoption of these standards was immaterial.

Trade receivables.  Trade receivables are recorded less the related allowance for doubtful accounts receivable. The allowance for doubtful accounts was $0.4 million and $1.0 million as of December 31, 2010 and 2009, respectively. The allowance is based on our assessment of the collectability of customer accounts. We regularly review the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay. The allowance for doubtful accounts for all of the reported periods, is determined as a specific amount for those accounts the collection of which is uncertain.  Trade receivables for 2010 increased to $6.9 million from $3.6 million, reflecting the increase in total revenues as well as the lengthening of our DSOs. If a major customer’s creditworthiness deteriorates, or if actual defaults are higher than our historical experience, or if other circumstances arise, our estimates of the recoverability of amounts due to us could be overstated, and additional allowances could be required, which could have an adverse impact on our results of operations.

Pg. 54

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

The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We currently use the simplified method and expect to continue using such method until historical exercise data will provide sufficient information to develop expected life assumption.

Pg. 55

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See "Item 4—Information on the Company—Business Overview—Research and Development," "Item 4—Information on the Company—Business Overview—Proprietary Rights", "Item 5—Operating and Financial Review and Prospects—Research and Development" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

D.	TREND INFORMATION

During 2010 we saw a growing demand for service assurance solutions. Our brand became more appreciated in our market segment which led us to be exposed to more business opportunities, upon some of which we were able to capitalize.

There is a clear global trend of government regulations that are opening communication markets to competition. In each major deregulated market, generally at least three service providers compete in each service segment. This competition drives increased spending on the marketing of next-generation services, and therefore increased usage, which itself increases the potential need for service assurance solutions. As services become more technologically complex and their volumes increase, service quality becomes an issue that must be addressed.

The rollout of data services over 3G and 3.5G cellular networks also reached developing countries.  Mobile data cards and other mobile data services are becoming a significant revenue source for cellular operators and we see an increased demand for our solutions for this segment.

As part of this increase in competition, we have begun to see rapid adoption of SIGTRAN technology to lower the operational cost for signaling networks and to handle the increased network traffic. This move helps service providers justify the move to NGN solutions and increases our addressable market.

The growing demand for service assurance solutions in emerging markets which was attributable, among others, to recent rollouts of NGN networks, VoIP-based voice services, 3G mobile networks and other advanced technologies, generated a significant demand for RADCOM’s products in Latin America and the Far East.

E.	OFF–BALANCE SHEET ARRANGEMENTS

Not applicable.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2010, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$1,167	$587	$580	—	—
Open Purchase Orders (1)	1,801	1,801	—	—	—
Operating Leases	596	265	313	$18
Severance Pay (2)	3,154
Total	$6,718	$2,653	$893	$18	—

Pg. 56

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

 (2) Severance Pay.  Our liability for severance pay for Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof.  Our total contingent liability at December 31, 2010 was $3,154,000.  Of this amount, $358,000 is unfunded.  Timing of payment of this liability is dependent on timing of the departure of the employees.

In addition, we are required to pay royalties of 3.5% of the revenues derived from products incorporating know-how developed from research and development grants from the Office of the Chief Scientist.  As of December 31, 2010, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $28.7 million and our contingent liability to the BIRD Foundation in respect of funding received was approximately $332,000.  If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Further, we provided a performance guarantee in favor of three customers from Bank Hapoalim in Israel amounting to $39,000, $300,000 and $113,000, which expire on January 3, 2011, December 31, 2011 and December 15, 2011, respectively, and another guarantee in the amount of $28,000, which expires on April 30, 2011.

Pg. 57

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel (5)(6)	62	Chairman of our Board of Directors
David Ripstein	44	President, Chief Executive Officer
Jonathan Burgin (7)	49	Chief Financial Officer
Eyal Harari	35	Vice President, Products and Marketing
Gal Haselkorn	42	Executive Vice President of Sales and President, RADCOM Equipment
Yuval Porat	52	Vice President, Research and Development
Miki Shilinger	56	Vice President, Operations

Uri Har (1)(2)(3)(4)(5)	74	Director
Irit Hillel (1)(2)(4)(5)(6)	48	Director
Matty Karp (2)(6)	61	Director
Shlomo Kalish (2)(4)	58	Director

(1) External Director
(2) Independent Director
(3) Chairman of Audit Committee
(4) Audit Committee Member
(5) Nominating Committee
(6) Compensation Committee
(7) During February 2011 Mr. Burgin informed us of his departure from his position as our Chief Financial Officer, which will become effective in May 2011.

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board since our inception in 1985.  Mr. Zisapel is also a founder and Chairman of the Board of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he served as President from 1982 to 1997.  Mr. Zisapel is also the Chairman of two other public companies, Radvision Ltd. (NASDAQ: RVSN) and Ceragon Ltd. (NASDAQ: CRNT), and a director of two other public companies, Amdocs Ltd. (NYSE: DOX) and Silicom Ltd. (NASDAQ and TASE: SILC), as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Mr. David Ripstein, our President and Chief Executive Officer since April 1, 2007, joined RADCOM in 2000 as General Manager of the Quality Management Unit, a position under which he formed and executed RADCOM’s service quality management strategy and spearheaded the development of its differentiating R70 technology platform.  In 2002, Mr. Ripstein was nominated to head the Company’s R&D and marketing activities.  In May 2006, Mr. Ripstein was appointed as RADCOM’s Chief Operating Officer.  Prior to joining RADCOM, Mr. Ripstein served for 11 years as an officer of an elite R&D unit within the Israel Defense Forces (IDF) Intelligence Division, and then co-founded two startups:  Firebit, a provider of ISP security service solutions, and Speedbit, a developer of Internet download acceleration tools.  Mr. Ripstein earned B.Sc. and M.Sc. degrees in Electronic Engineering from the Technion - Israel Institute of Technology.

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

Pg. 58

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

Mr. Gal Haselkorn, our Executive Vice President of Sales and President of our wholly-owned U.S. subsidiary, RADCOM Equipment, joined us in April 2010. Mr. Haselkorn also serves as a director of RADCOM Equipment. From 1997 to 2010, Mr. Haselkorn served in various positions at NICE-Systems Ltd. (NASDAQ:NICE), the last of which was Chief Operating Officer for Europe, the Middle East and Africa.  Mr. Haselkorn holds a B. SC degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Mr. Uri Har has served as a director since October 2007. He was the Director General of the Electronics and Software Industries Association of Israel from 1984 until 2006.  Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attache in the United States and Canada.  Among his various positions in the Israeli Navy, he served for three years (1977 - 1980) as Head of the Budget and Comptroller Department.  He holds a B.Sc. degree and a M.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology.

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 17 years as an entrepreneur and senior executive in digital media, technology and financial services firms. Since 2005 she is Partner at Magnolia Capital Partners, providing investment banking services to Israeli high tech and healthcare companies. In 2008-9 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles.  Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Pg. 59

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

Dr. Shlomo Kalish has served as a director since December 2009. He currently serves as the Chief Executive Officer of the Jerusalem Global Group, a technology focused investment house, which he founded in 1994.  He is also the managing partner of Jerusalem Global Ventures, a $120 million venture capital fund investing in seed-stage and early-stage communications and information technology companies, which he founded in 1999.  Dr. Kalish is currently a director of two private companies, Camero Technologies and NotalVision.  He also serves on the Boards of Governors of the Technion - Israel Institute of Technology and The Jerusalem College of Technology.  He holds a Ph.D. in Operations Research from the Massachusetts Institute of Technology ("MIT"), a M.Sc. from the Sloan School of Management at MIT and a B.Sc. from Tel Aviv University.

There are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group 11 personsfor the year ended December 31, 2010 was approximately $1.37 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $220,000 that was set aside or accrued to provide pension, retirement or similar benefits, but does not include any amounts we paid to reimburse our affiliates for costs incurred in providing services to us during such period. These amounts do not include the expense of share-based compensation as per ASC Topic 718. During 2010, our directors and officers received, in the aggregate, options to purchase 137,000 ordinary shares under our equity based compensation plans. These options have an average exercise price of $6.83 per share and expire seven years from the grant date.

As of December 31, 2010, our directors and officers as a group held options to purchase an aggregate of 553,810 ordinary shares.  All of these options were granted under the 2003 Share Option Plan.  The directors are entitled to reimbursement for expenses and, as per an amendment in 2008 to the regulations promulgated pursuant to the Israeli Companies Law, each of our directors, except for the chairman, will also be paid an annual fee of NIS 18,300 (currently equivalent to approximately $5,050) and a per meeting attendance fee of NIS 1,060 (currently equivalent to approximately $300).  Such amounts are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time.

Pg. 60

In addition, the Audit Committee of our Board of Directors (the "Audit Committee"), our Board of Directors and the shareholders approved cash compensation and equity compensation for our independent directors and external directors in the following amounts:(i) an annual fee of NIS 18,300 (currently equivalent to approximately $5,050) and a per meeting attendance fee of NIS 1,060 (currently equivalent to approximately $300), which amounts are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time and (ii) options (under the 2003 Share Option Plan) to purchase 10,000 ordinary shares.  The options will be fully vested and immediately exercisable on the applicable date of grant and will expire on the earlier of seven years or after such director’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which initially was November 1, 2010, the date of our 2010 annual general meeting, and thereafter on each anniversary thereof on which such director still serves as as a director.  The exercise price of the options granted on November 1, 2010 was $10.8 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date.  The term of such compensation arrangement shall be for three (3) years commencing from November 1, 2010.  If the shareholders approve any change to the terms of the 2003 Share Option Plan with respect to external directors, within the meaning of the Israeli Companies Law, who are not independent directors, within the meaning of the rules of the SEC and NASDAQ, during the term of the plan, such new terms shall apply equally to the independent directors.  .

In addition, the Audit Committee, our Board of Directors and the shareholders approved the annual grant of options to purchase 30,000 ordinary shares to Mr. Zohar Zisapel.  The options will be granted under our 2003 Share Option Plan. The options will be fully vested and immediately exercisable on the applicable date of grant and will expire on the earlier of seven years or after Mr. Zisapel’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which initially was November 1, 2010, the date of our 2010 annual general meeting, and thereafter on each anniversary thereof on which Mr. Zisapel still serves as Chairman of our Board of Directors.  The exercise price of the options granted on November 1, 2010 was $10.8 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date.  The term of such compensation arrangement shall be for three (3) years commencing from November 1, 2010.

Share Option Plans

We have the following four share option plans for the granting of options to our employees, officers, directors and consultants:  (i) the International Employee Stock Option Plan; (ii) the 2000 Share Option Plan; (iii) the 2001 Share Option Plan; and (iv) the 2003 Share Option Plan.  Options granted under our option plans generally vest over a period of between two and six years, and generally expire seven to ten years from the date of grant, subject to the discretion of our Board of Directors which has the authority to deviate from such parameters in respect of specific grants.  The share option plans are administered either by our Board of Directors or, subject to applicable law, by the Share Incentive Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards.

The Company measures compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718 "Compensation – Stock based compensation". We recorded an expense of $564,000 for share-based compensation plans during 2010. During 2010 we granted 170,800 options which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(j) and 12(b) of the Notes to the Consolidated Financial Statements for further information.

As of December 31, 2010, we have granted options to purchase a total of 2,265,796 ordinary shares, of which options to purchase 541,217 ordinary shares have been exercised and options to purchase 815,122 ordinary shares remain outstanding.

Pg. 61

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

Terms of Office

Our current Board of Directors is comprised of Zohar Zisapel, Uri Har, Irit Hillel, Matty Karp and Shlomo Kalish.  Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our non-external directors serve until the next annual general meeting (in 2011). The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2013.  None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

External Directors

We are subject to the provisions of the new Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"), which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Under the Israeli Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person or the person’s spouse, siblings, parents, grandparents, descendants, spouses’ descendants  or the spouse of any of the foregoing (collectively, a "relative"), partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by such controlling entity.  The term affiliation includes:

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

Pg. 62

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

The initial term of an external director is three years and may be extended for an additional three years.  In certain special situations, the term may be extended beyond these periods.  Each committee of a company’s board of directors is required to include at least one external director.  Mr. Uri Har and Ms. Irit Hillel were elected to serve as external directors for an initial three-year term at our 2007 annual general meeting of shareholders, held on October 24, 2007.  At our 2010 annual general meeting, held on November 1, 2010, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a second three-year term.  Both Uri Har and Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company’s Audit Committee and Nominating Committee.  Irit Hillel is also a member of the Company’s Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed for quotation on the NASDAQ Capital Market, and we are subject to the NASDAQ Stock Market rules applicable to listed companies.  Under the current NASDAQ rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.  Uri Har, Irit Hillel and Shlomo Kalish qualify as independent directors under the current NASDAQ requirements and each is a member of the Audit Committee. Shlomo Kalish is our "audit committee financial expert." In addition, we have adopted an Audit Committee charter, which sets forth the Audit Committee’s responsibilities.

As stated in our Audit Committee charter, the Audit Committee assists our Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors.  The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, replacement of our independent auditors and to pre-approve audit engagement fees and all permitted non-audit services and fees.

Pg. 63

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors, but may not include:

•	the chairman of the board of directors;

•	any controlling shareholder or any relative of a controlling shareholder; and

•	any director employed by the company or providing services to the company on a regular basis.

The duty of the audit committee is to identify irregularities in the management of the company’s business, including in consultation with the internal auditor and the company’s independent accountants, and to recommend remedial action relating to such irregularities.  In addition, the approval of the audit committee is required under the Israeli Companies Law to effect certain related-party transactions.

An audit committee of a public company may not approve a related-party transaction under the Israeli Companies Law unless at the time of such approval the external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

Under the Israeli Companies Law, the board of directors of a public company must also appoint an internal auditor proposed by the audit committee.  The duty of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate at least one director or the general manager of the company and any person who serves as a director or as a general manager.

Mr. Joseph Ginossar, a partner of Fahn Kanne & Co., a member of Grant Thornton, serves as our internal auditor.

Exculpation, Indemnification and Insurance of Directors and Officers

We have agreed to exculpate and indemnify our office holders to the fullest extent permitted under the Israeli Companies Law. We have also purchased a directors and officers liability insurance policy.  For information regarding exculpation, indemnification and insurance of directors and officers under applicable law and our articles of association, see "Item 10—Additional Information—Memorandum and Articles of Association."

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

Pg. 64

Nominating Committee

The nominees to our Board of Directors are selected or recommended to our Board of Directors by our Nominating Committee.  The written procedures addressing the nominating process were approved by our Board of Directors. Zohar Zisapel, Uri Har and Irit Hillel constitute our Nominating Committee. The Nominating Committee is responsible for, among other things, assisting our Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our Board of Directors.

Compensation Committee

The compensation payable to executive officers must be approved either by a majority of the independent directors on our board or by a Compensation Committee.  Our Compensation Committee is comprised of Zohar Zisapel, Irit Hillel and Matty Karp.

D.	EMPLOYEES

As of December 31, 2010, we had 109 permanent and temporary employees worldwide, of which 44 were employed in research and development, 42 in sales and marketing, 10 in management and administration and 9 in operations.  As of December 31, 2010, 94 of our employees were based in Israel, 7 were based in the United States and 11 were based in Spain, Singapore,Brazil, India and China.  All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us.  We are subject to labor laws and regulations in Israel (including applicable extension orders) and the United States.  We and our Israeli employees are also subject to certain extension orders applicable to all employers in the Israeli market. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. None of our employees are represented by a labor union, and we have not experienced any work stoppages.

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 31, 2011. The percentage of outstanding ordinary shares is based on 6,366,816(3)(9) ordinary shares outstanding as of March 31, 2011.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel(4)	2,038,045	31.42%
Orington Holdings Limited(5)	389,864	6.03%
David Ripstein(6)	70,800	1.10%
Jonathan Burgin(7)	64,062	1.00%
All directors and executive officers as a group, except Zohar Zisapel, David Ripstein and Jonathan Burgin(8 persons)(1) (2) (8)	117,709	1.80%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 31, 2011.

Pg. 65

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 31, 2011.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(4)
Includes beneficial ownership of 44,460 ordinary shares held by RAD Data Communications Ltd. and 13,625 ordinary shares held by Klil and Michael Ltd., both Israeli companies and 118,986 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 31, 2011.  Zohar Zisapel is a principal shareholder and director of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Zisapel's Schedule 13D/A filed with the SEC on February 10, 2011.

(5)
Includes beneficial ownership of 292,398 ordinary shares and 97,466 ordinary shares issuable upon exercise of warrants exercisable within 60 days of October 12, 2010.  This information is based upon a Schedule 13G filed by Orington Holdings Limited and its sole shareholder Finsbury Holdings Limited, with the SEC on October 19, 2010.

(6)	Comprised of 70,800 ordinary shares issuable upon exercise of options exercisable within 60 days of March 31, 2011.

(7)	Comprised of 64,062 ordinary shares issuable upon exercise of options exercisable within 60 days of March 31, 2011.

(8)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of March 31, 2011) and have, therefore, not been separately disclosed. The amount of shares is comprised of 117,709 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 31, 2011.

(9)	On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

For a description of our share option plans for the granting of options to our employees see "Item 6—Directors, Senior Management and Employees—Compensation—Share Option Plans."

Pg. 66

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2011, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 31, 2011, our ordinary shares had a total of 50 holders of record, of which 24 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street name." As of March 31, 2011, U.S. holders of record held approximately 64 % of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel(3)	2,038,045	31.42%
Yehuda Zisapel(4)	506,790	8.0%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 31, 2011.

(2)
The percentage of outstanding ordinary shares is based on 6,366,816ordinary shares outstanding as of March 31, 2011.  For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 31, 2011.  The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(3)
Includes 44,460 ordinary shares held of record by RAD Data Communications and 13,625 ordinary shares held of record by Klil and Michael Ltd., both Israeli companies and 118,986 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 31, 2011. Zohar Zisapel is a principal shareholder and director of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Zisapel's Schedule 13D/A filed with the SEC on February 10, 2011.

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

Pg. 67

B.	RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the RAD-BYNET Group.  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"); Radvision Ltd.; Radware Ltd.; Ceragon Ltd.; BYNET Data Communications Ltd.("BYNET"); BYNET SAMECH LTD.; BYNET SYSTEMS APPLICATIONS LTD.; BYNET ELECTRONICS LTD. (a non-exclusive distributor in Israel for us); and AB-NET Communication Ltd.

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

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.  We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group.  The aggregate amounts of such purchases were approximately $640, $0, and $22,000 in 2010, 2009 and 2008, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.  The aggregate amounts of such purchases were approximately $42,000, $21,000 and $86,000 in 2010, 2009and 2008, respectively.

Each of RAD and BYNET provides legal, tax, personnel and administrative services to us and leases space to us, and each is reimbursed by us for its costs in providing such services.  The aggregate amounts of such reimbursements were approximately $20,000, $26,000 and $37,000 in 2010, 2009 and 2008, respectively.

We currently lease office premises in Tel Aviv and Paramus, New Jersey, from an affiliate. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $459,000, $503,000 and $522,000 in 2010, 2009 and  2008, respectively.  We also sub-lease 276 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $9,000 for 2010, $7,000 for 2009, and approximately $5,000 for 2008.

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS LTD., a related party.  We sell our products and services to BYNET on the same terms and conditions as it sells to unrelated Israeli distributors with whom it has distribution agreements.  The aggregate amounts of such sales were approximately $960,000, $383,000 and  $188,000 in 2010, 2009 and 2008, respectively.

Pg. 68

In February 2008, we completed a PIPE in which we raised $2.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel (who invested $1.65 million), one of our directors at the time, Zohar Gilon (who invested $50,000), and his son, Amit Gilon (who invested $50,000). For more information, see "Item 5—Operating and Financial Review and Prospects— Liquidity and Capital Resources—Private Placements" above.

In October and November 2010, we completed a PIPE in which we raised $5.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel (who invested $1.0 million). For more information, see "Item 5—Operating and Financial Review and Prospects— Liquidity and Capital Resources—Private Placements" above.

We believe that the terms of the transactions in which we have entered and are currently engaged with other members of the RAD-BYNET Group and Zohar Gilon and Amit Gilon are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties.  All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our office holders have a personal interest or which raise issues of such office holders’ fiduciary duties will require approval by our Board of Directors and, in certain circumstances, approval of our shareholders under the Israeli Companies Law.

Registration Rights

As part of the PIPE we completed in 2010, we have entered into agreements with certain of our directors and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in the PIPE.  We filed a registration statement in regards to the shares and warrants of the 2010 PIPE transaction which became effective on January 24, 2011. For more information on the 2010 PIPE transaction, see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placement –2010."

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2010, the amount of our export sales was approximately $18.2 million, which represented 95.0% of our total sales.

Legal Proceedings

Not applicable.

Pg. 69

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2010.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low closing prices of our ordinary shares as reported on the NASDAQ Global Market and the NASDAQ Capital Market, as applicable, for the periods indicated:

	High	Low
Annual
2010	$12.50	$1.60
2009	$2.80	$0.40
2008	$3.40	$0.40
2007	$12.72	$2.80
2006	$20.20	$6.96

Quarterly 2011
First Quarter	$13.98	$9.28

Quarterly 2010
Fourth Quarter	$11.67	$8.62
Third Quarter	$12.50	$4.87
Second Quarter	$5.88	$2.85
First Quarter	$3.46	$1.60

Quarterly 2009
Fourth Quarter	$2.80	$1.06
Third Quarter	$1.17	$0.42
Second Quarter	$0.60	$0.40
First Quarter	$0.75	$0.41

Most recent six months
March 2011	$11.32	$9.28
February 2011	$12.23	$10.25
January 2011	$13.98	$11.15
December 2010	$11.15	$8.66
November 2010	$11.00	$9.31
October 2010	$11.67	$8.62

Pg. 70

On April 1, 2011, the closing price of our ordinary shares on the NASDAQ Capital Market was $9.83 per share.

Dual Listing

In addition to trading on the NASDAQ Capital Market, on February 20, 2006, our ordinary shares began trading on the Tel Aviv Stock Exchange (the "TASE"). In March 2009 we notified the TASE that we did not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing became effective on June 29, 2009.

Tel-Aviv Stock Exchange

The following table sets forth the high and low closing prices of our ordinary shares as reported on the TASE for the periods indicated.  The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

	High		Low

Quarterly 2009
Second Quarter	NIS	2.64	NIS	2.02
First Quarter	NIS	2.801	NIS	1.501

Quarterly 2008
Fourth Quarter	NIS	4.56	NIS	2.34
Third Quarter	NIS	8.10	NIS	3.55
Second Quarter	NIS	9.98	NIS	7.73
First Quarter	NIS	12.24	NIS	6.76

Quarterly 2007
Fourth Quarter	NIS	16.36	NIS	11.12
Third Quarter	NIS	23.80	NIS	12.08
Second Quarter	NIS	47.80	NIS	21.70
First Quarter	NIS	53.44	NIS	42.48

B.	PLAN OF DISTRIBUTION

Not applicable.

Pg. 71

C.	MARKETS

From our initial public offering on September 24, 1997 until September 30, 2007 our ordinary shares were traded on the NASDAQ Global Market under the symbol RDCM, and since October 1, 2007 our shares have been traded on the NASDAQ Capital Market. In addition, on February 20, 2006, our ordinary shares began trading on the TASE under the symbol "רדקם". In March 2009 we notified the TASE that we did not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing became effective on June 29, 2009. Prior to September 24, 1997, there was no market for our ordinary shares.

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

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of (i) Rule 5250(d)(1) regarding  distribution of annual reports to our shareholders prior to our annual meeting of shareholders; (ii) Rule 5635(c) relating to the solicitation of shareholder approval prior to the issuance of designated securities when a stock option or purchase plan is to be established or materially amended; and (iii) Rule 5210(c) and Rule 5255 relating to the direct registration program.  These requirements of the NASDAQ Stock Market Rules are not required under the Israeli Companies Law. See also Item 10B – Memorandum and Articles of Association and Item 16G – Corporate Governance.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

On November 1, 2010, at our 2010 annual general meeting, our shareholders approved the following amendment to our articles of association.  Section 173 of the Israeli Companies Law provides that privately held companies in Israel as well as companies only listed on stock exchanges outside of Israel, such as our company, are not required to provide its shareholders with annual financial statements, provided that such a provision is included in such company's articles of association.  As we are only listed on the NASDAQ Capital Market and file our financial statements with the SEC, similar to other Israeli companies that are only listed on a stock exchange outside Israel, following the recommendation of our Board of Directors, our shareholders approved the amendment to our articles of association by adding a provision that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC's website, www.sec.gov, and on our website, www.radcom.com.

Pg. 72

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

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be fixed from time to time by resolution of our shareholders.  On December 9, 2009, at our annual general meeting, our shareholders fixed the number of directors on our Board of Directors at five (5).  Our non-external directors do not stand for reelection at staggered intervals, and they serve until the next annual general meeting (in 2011).  The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2013.

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

Remuneration of Directors

Directors’ remuneration is subject to shareholder approval, except for reimbursement of reasonable expenses incurred in connection with carrying out directors’ duties, and except for the monetary compensation to external directors mandated by Israeli regulations, which is subject to approval by the board of directors only in certain circumstances.

Pg. 73

Powers of the Board of Directors

Our Board of Directors may resolve to take action at a meeting when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting who are entitled to participate in the meeting.  A quorum of directors requires at least a majority of the directors then in office.  Our Board of Directors may elect one director to serve as the Chairman of Board to preside at the meetings of our Board of Directors, and may also remove such director.

Our Board of Directors retains all power in running the Company that is not specifically granted to the shareholders.  Our Board of Directors may, at its discretion, cause us to borrow or secure the payment of any sum or sums of money for our purposes at such times and upon such terms and conditions in all respects as it deems fit, and, in particular, through the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of our property, both present and future, including our uncalled or called but unpaid capital for the time being.

Dividends

Our Board of Directors may declare dividends as it deems justified.  Dividends may be paid in assets or shares of capital stock, debentures or debenture stock of us or of other companies.  Our Board of Directors may decide to distribute our profits among the shareholders.  Dividends that remain unclaimed after seven years will be forfeited and returned to us.  Unless there are shareholders with special dividend rights, any dividend declared will be distributed among the shareholders in proportion to their respective holdings of our shares for which the dividend is being declared.

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

External Directors

See "Item 6—Directors, Senior Management and Employees—Board Practices—External Directors."

Fiduciary Duties of Office Holders

The Israeli Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

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

Pg. 74

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

Each person listed in the table above under "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" above is an office holder.  Under the Israeli Companies Law, the approval of the board of directors is required for all compensation arrangements of office holders who are not directors.  Under the Israeli Companies Law, directors’ compensation arrangements in a public company require the approval of the audit committee, the board of directors and the shareholders, in that order.

Conflict of Interest

The Israeli Companies Law requires that an office holder of a company disclose to the company, promptly and in any event no later than the board of directors meeting in which the transaction is first discussed, any personal interest that he or she may have and all related material information known to him or her in connection with any existing or proposed transaction by the company.  A personal interest of an office holder includes an interest of a company in which the office holder is a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager.  In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to the personal interest of the office holder’s relative, which term is defined in the Israeli Companies Law. See "Item 6—Directors, Senior Management and Employees—Board Practices" for the complete definition. Under Israeli law, an extraordinary transaction is a transaction which is:

•	not in the ordinary course of business;

•	not on market terms; or

•	is likely to have a material impact of the company’s profitability, assets or liabilities.

Under the Israeli Companies Law, the board of directors may approve a transaction between the company and an office holder or a third party in which an office holder has a personal interest.  A transaction that is adverse to the company’s interest may not be approved.  If the transaction is an extraordinary transaction, the transaction requires the approval of the audit committee and the board of directors, in that order.  In certain circumstances, shareholder approval may also be required.  An office holder who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee generally may not be present at such meeting or vote on such transaction, unless a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest.  If a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest, shareholder approval is also required.

Pg. 75

Changing Rights of the Shareholders

Pursuant to the Israeli Companies Law and the Company’s articles of association, the Company may change the rights of owners of shares of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock.  An enlargement of a class of stock is not considered changing the rights of such class of stock.

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

Duties of Shareholders

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting power of a company if no other shareholder owns more than 50% of the voting power of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.  Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order.  The shareholder approval must be by a majority vote, provided that either:

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7—Major Shareholders and Related Party Transactions."

In addition, under the Israeli Companies Law each shareholder has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing any power he or she has in the company, such as in shareholder votes.  In addition, certain shareholders have a duty of fairness toward the company, although such duty is not defined in the Israeli Companies Law. These shareholders include any controlling shareholder, any shareholder who knows that he or she possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power in regard to the company.

Pg. 76

Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company permit it to do so.  Our articles of association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

Our articles of association further provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

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

Indemnification of Office Holders

Our articles of association also provide that we may indemnify an office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, as follows:

•
a monetary obligation imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our Board of Directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our Board of Directors determines to be reasonable under the circumstances ;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

Pg. 77

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against him or her or instituted on our behalf by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Indemnification and Insurance

The Israeli Companies Law provides that a company may not enter into a contract for the insurance of its office holders nor indemnify an office holder nor exempt an officer from responsibility toward the company, for any of the following:

•
a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that such act would not prejudice the company's interests;

•	a breach by the office holder of his or her duty of care if the breach was committed intentionally or recklessly;

•	any act or omission committed with the intent to unlawfully derive a personal profit; or

•	any fine imposed on the office holder.

In addition, under the Israeli Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and Board of Directors and, if the beneficiary is a director, by our shareholders.  Our Audit Committee, Board of Directors and shareholders resolved to indemnify and exculpate our office holders by providing them with indemnification agreements and approving the purchase of a directors and officers liability insurance policy.

Anti-Takeover Provisions; Mergers and Acquisitions

The Israeli Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders.  For the purpose of the shareholder vote of each party, unless a court rules otherwise, a statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the potential merger (or by any person who holds 25% or more of the shares of the other party to the potential merger, or the right to appoint 25% or more of the directors of the other party to the potential merger) have voted against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of such party.  Finally, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

In addition, provisions of the Israeli Companies Law that address "arrangements" between a company and its shareholders allow for "squeeze-out" transactions in which a target company becomes a wholly-owned subsidiary of an acquiror.  These provisions generally require that the merger be approved by a majority of the participating shareholders (excluding those abstaining) holding at least 75% of the shares voted on the matter.  In addition to shareholder approval, court approval of the transaction is required, which entails further delay.  The Israeli Companies Law also provides for a merger between Israeli companies after completion of the above procedure for an "arrangement" transaction and court approval of the merger.

Pg. 78

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company.  These requirements do not apply if, in general, the acquisition (i) was made in a private placement that received shareholder approval, including with respect to the fact that as a result of the transaction a party would become a shareholder of 25% or more, (ii) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (iii) was from a 45% or greater shareholder of the company which resulted in the acquiror becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares. Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, which implements a comprehensive reform in corporate governance. Most of the provisions of this amendment will become effective in mid-May 2011. A summary of the principal changes introduced by this amendment is set forth below:

•
A higher shareholder approval threshold will need to be attained to permit a chief executive officer to also serve as chairman of the board of directors and vice versa. In addition, the chairman will not have the ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee will be required to be "independent" (as such term is defined in the Israeli Companies Law) and the chairman of the audit committee will be required to be an external director. In addition, the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services  to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

Pg. 79

•
The functions to be performed by the audit committee will be expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures; to assess the scope of work and compensation of the company's independent accountant; to assess the company's internal audit system and the performance of its internal auditor; and to set whistle blower procedures and protections afforded to whistle blowers;

•
The threshold to elect external directors will be increased, such that the election of external directors will require a majority vote at a shareholders’ meeting, provided that either (1) at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting are voted in favor of the election of the external director or (2) the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of external directors will be enhanced such that an individual will not be permitted to be appointed as an external director: (1) in a company that does not have a 25% shareholder, if he has an affiliation (as such term is defined in the Israeli Companies Law) with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company; or (2) if he or his relative, partner, employer or supervisor or an entity he controls has other than negligible business or professional relations with any of the persons with whom he may not be affiliated;

•
External directors will be able to be re-elected for up to two (previously, one) additional three-year terms. Reelection of an external director will be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company;

•	The terms of employment of officers will require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest will be increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction are voted in favor of the transaction; or (ii) the votes cast by shareholders who have no personal interest in the transaction against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company. In addition, any such extraordinary transaction whose term is longer than three years will require further shareholder approval every three years, unless (with respect to transactions not involving management fees or employment terms) the audit committee approves that a longer term is reasonable under the circumstances; and

Pg. 80

•
With respect to tender offers for the acquisition of all the outstanding shares in a company, the time-frame for shareholders to request appraisal rights will be extended from three to six months following the consummation of the tender offer, but the acquirer will be entitled to stipulate that tendering shareholders forfeit their appraisal rights.

C.	MATERIAL CONTRACTS

For a summary of our material contracts, see "Item 7—Major Shareholders and Related Party Transactions" and "Item 4—Information on the Company—Property, Plants and Equipment," which are incorporated herein by reference.

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

General Corporate Tax Structure

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147) 2005, which prescribes, among other provisions, a gradual decrease in the corporate tax rate in Israel to the following tax rates: 2007 - 29%, 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%. In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

Pg. 81

Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•       deductions over an eight-year period for purchases of know-how and patents, which are used for the development or advancement of the company;

•       deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

•       the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and

•       accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which, (exclusive of income from capital gains, direct real estate tax, interest and dividend) in any tax year, is derived from an "Industrial Enterprise" owned by it.  An "Industrial Enterprise" is defined as an enterprise whose primary major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The Israeli Tax Ordinance ( the "Ordinance")  distinguishes between real gain and Inflationary surplus.  The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

Pg. 82

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

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the "Investments Law," as in effect until April 2005, provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an Approved Enterprise.  See discussion below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of the Investments Law that came into effect in 2011.

Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.  Taxable income of a company derived from an Approved Enterprise is subject to company tax at the maximum rate of 25% (rather than the regular Corporate Tax rates) for the "Benefit Period," a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income (limited to 12 years from commencement of production or 14 years from the start of the year of receipt of approval, whichever is earlier) and, under certain circumstances (as further detailed below), extending to a period of ten years from the commencement of the Benefit Period.  Tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a "foreign investors’ company."  A "foreign investors’ company" is a company more than 25% of whose shares of capital stock and combined share and loan capital is owned by non-Israeli residents.  A company that qualifies as a foreign investors’ company and has an Approved Enterprise program is eligible for tax benefits for a ten-year benefit period.  As specified below, depending on the geographic location of the Approved Enterprise within Israel, income derived from the Approved Enterprise program may be exempt from tax on its undistributed income for a period of between two and ten years and will be subject to a reduced tax rate for the remainder of the benefits period.  The tax rate for the remainder of the benefits period is between 10% and 25%, depending on the level of foreign investment in each year.

Pg. 83

A company with an Approved Enterprise designation may elect (as we have done) to forego certain Government grants extended to Approved Enterprises in return for an "alternative package of benefits."  Under such alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the tax benefits under the Investments Law for the remainder of such Benefits Period.

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

We believe our Approved Enterprise operates in substantial compliance with all such conditions and criteria although none of the tax benefits have been utilized by RADCOM to date.  We cannot assure you that our program will continue to be approved and/or that we will continue to receive benefits for it at the current level, if at all.  See "Item 3—Key Information—Risk Factors—Risks Related to Our Location in Israel."

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

Amendment of the Investments Law - 2005

On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Benefited Enterprise commences in the "Year of Commencement." This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election).  The amendment applies to Benefited Enterprise programs in which the year of commencement of benefits under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to March 31, 2005 in which case the provisions of the amendment do not apply. Generally, under the amendment a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

Pg. 84

The amendment changes the definition of "foreign investment" in the Investments Law so that the definition requires a minimal investment of NIS five million by foreign investors. Furthermore, such definition also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS five million. Such changes to the aforementioned definition are retroactive from 2003.

In December 2005, based on this amendment, we notified the Income Tax Authorities that 2004 fiscal year was chosen as the selected year for additional expansion of our Benefited Enterprise.

Reform of the Investments Law - 2011

On December 29, 2010 the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•       A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•       The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•       A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•       A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

Pg. 85

•       A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

The amendment will generally apply to preferred income produced or generated by a Preferred Company (as defined in the Investments Law) commencing from January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law for certain tax years. Changing from the current law to the new law is permitted at any time.

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

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "the U.S. - Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli company to non-residents of Israel, income tax is applicable at the rate of 20%, or 25% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.  Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

Pg. 86

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see "—Capital Gains Tax on Sales of Our Ordinary Shares" above.

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our ordinary shares.  A "U.S. Holder" means a holder of our ordinary shares who is:

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a "Non-U.S. Holder"). This discussion considers only U.S. Holders that will own our ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder’s decision to purchase our ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or "financial services entities;"

•	hold our ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

•	acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation;

Pg. 87

•	own directly, indirectly or by attribution at least 10% of our voting power;

•	have a functional currency that is not the U.S. dollar;

•	are grantor trusts;

•	are certain former citizens or long-term residents of the United States; or

•	are real estate investment trusts or regulated investment companies.

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

Taxation of U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares.  Subject to the discussion below under "Passive Foreign Investment Company Status," a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under "Passive Foreign Investment Company Status," dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income."  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which benefits include an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (the "IRS") has determined that the U.S.-Israel Tax Treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Pg. 88

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received.  A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under "Passive Foreign Investment Company Status," upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 15% for taxable years beginning on or before December 31, 2012).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares generally is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Pg. 89

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a "PFIC") for 2010 if (taking into account certain "look-through" rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2010.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such ordinary shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair value of such shares. Further, if we are a PFIC, each U.S. Holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC.  We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC.  Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning in the first taxable year in its holding period in which it were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily will generally be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 15% for taxable years beginning on or before December 31, 2012.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

Pg. 90

As an alternative to making a QEF election, a U.S. Holder of PFIC stock that is "marketable stock" (e.g., "regularly traded" on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered "regularly traded" or that our ordinary shares will continue to trade on the NASDAQ Capital Market.  Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute "marketable stock").

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  We believe that we should not be classified as a PFIC for 2010. We believe also that we were not a PFIC for tax years 2004 through 2009 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years.  Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  However, there can be no assurance that the IRS will not challenge our treatment.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary share, which are all relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF, mark-to-market or certain other special elections.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Taxation for Non-U.S. Holders of Ordinary Shares

Except as described in "—Information Reporting and Backup Withholding" below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and/or the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

•
such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

Pg. 91

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

We are required to file reports and other information with the SEC, under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC.  You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C.  20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room. In addition, some of our filings are available to the public at the SEC’s website (www.sec.gov). We also generally make available on our own web site (www.radcom.com) our annual reports as well as other information.  However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders.  Pursuant to a recent amendment to our articles of association, we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.   See also Item 10B – Memorandum and Articles of Association and Item 16G – Corporate Governance. Our website is not part of this Annual Report.

Pg. 92

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. We urge you to review the exhibits themselves for a complete description of the contract or document.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents and to loans we take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual interest of approximately 0.15%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would not be material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. subsidiary and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars or in Euro for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS. Based on our budget for 2011, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $80,000 per quarter and vise versa.

See also "Item 5—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Currency Fluctuations."

Pg. 93

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

As described elsewhere in this Annual Report, on May 6, 2008 our shareholders approved a one-to-four reverse share split, which we affected on June 16, 2008.  Since all of our shareholders were affected, the share split did not result in a dilution of the percentage of aggregate equity ownership.

Use of Proceeds

Private Placement - 2008. In February 2008, we raised $2.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants).  Under the PIPE transaction, we issued 976,563 ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants are exercisable for three years from the PIPE’s date of closing. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The F-3 was filed with the SEC on August 7, 2008.  The registration statement was declared effective by the SEC on August 26, 2008.  We incurred expenses of approximately $96,000 in connection with the offering.  Our net proceeds from the offering were approximately $2.4 million. In 2010 and 2009 the investors exercised warrants to purchase 110,676 and 20,313 ordinary shares respectively. Our net proceeds from these exercises were approximately $419,000. As of December 31, 2010, approximately $0.3 million of the proceeds received in the 2008 private placement have been used for operational expenditures.

Private Placement - 2010. In October and November 2010, we raised $5.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants). Under the PIPE transaction, we issued 643,277 ordinary shares at an aggregate purchase price of $5.5 million, or $8.55 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the PIPE included Zohar Zisapel.  We also issued to the investors warrants to purchase up to 214,426 ordinary shares at an exercise price of $10.69 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the PIPE. As part of the private placement, we filed with the SEC a resale registration statement covering the shares purchased in the private placement (including the shares underlying the warrants). The F-3 was filed with the SEC on November 10, 2010, and declared effective by the SEC on January 24, 2011.  We incurred expenses of approximately $139,000 in connection with the offering.  Our net proceeds from the offering were approximately $5.4 million. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of $2,292,214.  In 2010 the investors did not exercise any of these warrants. As of December 31, 2010, none of the proceeds received in the 2010 private placement have been used for operational expenditures.

Pg. 94

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2010. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2010, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.  Such disclosure controls and procedures, regardless of how well-conceived and operated, can provide only reasonable assurance that the controls and procedures will meet their objectives.

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

Under the supervision and with the participation of Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2010, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Pg. 95

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

c.	Attestation Report of the Registered Public Accounting Firm

Not applicable.

d.	Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Shlomo Kalish is our "audit committee financial expert" (as defined in paragraph (b) of Item 16A of Form 20-F) serving on our Audit Committee.  For information on Dr. Kalish’s professional and educational background, see Item 6—Directors, Senior Management and Employees—Directors and Senior Management.  Dr. Kalish qualifies as an "independent" director under the NASDAQ rules.

ITEM 16B.	CODE OF ETHICS

On February 1, 2004, our Board of Directors adopted our Code of Ethics and Business Conduct, a code that applies to all our directors, officers and employees, including our President and Chief Executive Officer, and our Chief Financial Officer. A copy of the Code of Ethics and Business Conduct was filed as Exhibit 11 to our annual report on Form 20-F, filed with the SEC on May 6, 2004.

Our Code of Ethics is also publicly available on our website at www.radcom.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, is the Company’s independent registered public accounting firm, They charged the following fees to us for professional services rendered in 2010 and 2009, respectively:

	Year Ended December 31,
	2010	2009

Audit Fees	$113,992	$120,000
Tax Fees	$5,000	$5,000

Total	$118,992	$125,000

"Audit Fees" are the aggregate fees billed (for the year) for the audit of our annual financial statements and services that are normally provided by the independent auditor in connection with statutory and regulatory filings or engagements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Pg. 96

"Tax Fees" are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee oversees our independent auditors.  See also the description under the heading "Board Practices" in "Item 6—Directors, Senior Management and Employees."  Our Audit Committee’s policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Chairperson of our Audit Committee is authorized to approve any such services between the meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

See ITEM 16F in our annual report on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 25, 2010, as amended by our filing on Form 20-F/A as filed with the SEC on November 2, 2010.

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

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the NASDAQ requirements relating to: (i) sending annual reports to shareholders, as described in "Item 10H – Documents on Display" and (ii) shareholder approval with respect to issuance of securities under equity based compensation plans.  NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Israeli Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

Pg. 97

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association(1).

1.2	Articles of Association, as amended(9).

2.1	Form of ordinary share certificate(1).

4.1	2000 Share Option Plan(2).

4.2	International Employee Stock Option Plan(3).

4.3	2001 Share Option Plan(4).

4.4	2003 Share Option Plan(5).

4.5	Lease Agreement, dated March 1, 2001, as amended, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(6)(9).

Pg. 98

4.6	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.(6)(9).

4.7	Share and Warrant Purchase Agreement, dated as of October 11, 2010, by and between RADCOM Ltd. and the purchasers listed therein(7).

4.8	Form of Warrant – Share and Warrant Purchase Agreement dated October 11, 2010(7).

8.1	List of Subsidiaries(9).

11.1	Code of Ethics(8).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9).

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9).

15.1	Consent of Somekh Chaikin, a member firm of KPMG International, dated April 4, 2011(9).

15.2	Consent of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, dated April 4, 2011(9).

(1)	Incorporated herein by reference to the Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996.

(2)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13244), filed with the SEC on March 7, 2001.

(3)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.

(4)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-14236), filed with the SEC on December 28, 2001.

(5)	Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-111931), filed with the SEC on January 15, 2004.

(6)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(7)	IIncorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on December 14, 2010.

(8)	Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

(9)	Filed herewith.

Pg. 99

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ David Ripstein
Name: David Ripstein
Title: Chief Executive Officer
Date: April 4, 2011

Pg. 100

RADCOM Ltd.

(an Israeli Corporation)
and its Subsidiaries

Consolidated Financial Statements
As of December 31, 2010

Pg. 101

RADCOM LTD. AND ITS SUBSIDIARIES
(AN ISRAELI CORPORATION)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-1 - F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (an Israeli Corporation) and its subsidiaries (collectively, the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of operations (Income), shareholders' equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 4, 2011	A Member of Ernst & Young Global

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Radcom Ltd.:

We have audited the accompanying consolidated statements of operations, shareholders' equity and cash flows of Radcom Ltd. (an Israeli Corporation) and its subsidiaries (collectively, the "Company") for the year ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Radcom Ltd. and its subsidiaries for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
A Member Firm of KPMG International

Tel Aviv, Israel

June 17, 2009

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,744	$3,274
Trade receivables (net of allowances for doubtful accounts of $ 395 and $ 1,004 as of December 31, 2010 and 2009, respectively)	6,851	3,610
Inventories	3,949	2,879
Other current assets	1,708	607

Total current assets	18,252	10,370

SEVERANCE PAY FUND	2,796	2,495

PROPERTY AND EQUIPMENT, NET	338	575

Total assets	$21,386	$13,440

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2010	2009

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,759	$1,117
Deferred revenue	451	478
Current maturities of long-term loan	-	1,022
Other payables and accrued expenses	3,898	4,781

Total current liabilities	7,108	7,398

LONG-TERM LIABILITIES:
Deferred revenue	221	85
Long-term loan, net of current maturities	-	170
Warrants related to long term loan	-	248
Accrued severance pay	3,154	2,899

Total long-term liabilities	3,375	3,402

Total liabilities	10,483	10,800

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: 9,997,670 shares authorized at December 31, 2010 and 2009; 6,145,024 and 5,102,778 shares issued and outstanding at December 31, 2010 and 2009, respectively	234	177
Additional paid-in capital	59,180	51,544
Accumulated deficit	(48,511)	(49,081)

Total shareholders' equity	10,903	2,640

Total liabilities and shareholders' equity	$21,386	$13,440

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS (Income)

U.S. dollars in thousands, except share data

	Year ended December 31,
	2010	2009	2008

Revenues:
Products	$16,770	$9,190	$12,480
Services	2,403	2,728	2,758

	19,173	11,918	15,238

Cost of revenues :
Products	6,052	3,469	5,523
Services	434	590	502

	6,486	4,059	6,025

Gross profit	12,687	7,859	9,213

Operating expenses:
Research and development	4,310	4,223	6,506
Less - royalty-bearing participation	1,424	1,633	2,113

Research and development, net	2,886	2,590	4,393

Selling and marketing	6,971	5,835	7,486
General and administrative	1,538	1,643	2,818

Total operating expenses	11,395	10,068	14,697

Operating income (loss)	1,292	(2,209)	(5,484)

Financial expenses, net:	(722)	(440)	(309)

Net income (loss)	$570	$(2,649)	$(5,793)

Net income (loss) per share:
Basic net income (loss) per Ordinary Share	$0.11	$(0.52)	$(1.16)

Diluted net income (loss) per Ordinary Share	$0.10	$(0.52)	$(1.16)

Weighted average number of Ordinary Shares used to compute basic net income (loss) per Ordinary Share	5,373,515	5,081,986	4,995,586

Weighted average number of Ordinary Shares used to compute diluted net income (loss) per Ordinary Share	5,947,310	5,081,986	4,995,586

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Share capital		Additional
	Number of shares	Amount	paid-in capital	Accumulated deficit	Total

Balance as of January 1, 2008	4,091,222	$122	$48,328	$(40,872)	$7,578

Net loss	-	-	-	(5,793)	(5,793)
Issuance of shares and warrants, net of issuance expenses of $ 96	976,563	54	2,350	-	2,404
Issuance of a warrant related to long-term loan (Notes 7 and 11)	-	-	266	-	266
Share-based compensation	-	-	530	-	530
Exercise of options	13,641	*) -	-	-	-

Balance as of December 31, 2008	5,081,426	176	51,474	(46,665)	4,985

Net loss	-	-	-	(2,649)	(2,649)
Cumulative-effect adjustment upon adoption of ASC 815-40 relating warrants	-	-	(266)	233	(33)
Share-based compensation	-	-	272	-	272
Exercise of options	1,039	*) -	*) -	*) -	*) -
Exercise of warrants	20,313	1	64	-	65

Balance as of December 31, 2009	5,102,778	177	51,544	(49,081)	2,640

Net income	-	-	-	570	570
Issuance of shares and warrants, net of issuance expenses of $ 139 (Private placement)	643,278	36	5,325	-	5,361
Share-based compensation	-	-	564	-	564
Exercise of options	163,822	9	634	-	643
Classification of warrants to equity (refer to Note 7 and 11)	-	-	772	-	772
Exercise of warrants	235,146	12	341	-	353

Balance as of December 31, 2010	6,145,024	$234	$59,180	$(48,511)	$10,903

*)    Represents an amount lower than $ 1.
The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:

Net income (loss)	$570	$(2,649)	$(5,793)
Adjustments to reconcile income (loss) to net cash used in operating activities:
Depreciation	294	481	610
Loss from property and equipment	-	-	88
Share-based compensation	564	272	530
Increase (decrease) in allowance for doubtful accounts	(609)	-	460
Amortization of discount on long-term loan	141	40	85
Increase (decrease) in severance pay, net	(46)	(365)	9
Decrease (increase) in trade receivables	(2,632)	3,508	(1,704)
Decrease (increase) in other current assets	(1,101)	366	130
Decrease (increase) in inventories	(1,063)	(167)	584
Increase (decrease) in trade payables	1,634	(1,004)	865
Increase (decrease) in other payables and accrued expenses	(920)	937	(788)
Increase in value of warrants	524	215	-
Decrease (increase) of interest on long-term loan	37	27	(63)
Increase (decrease) in deferred revenue	109	(771)	31

Net cash (used in) provided by operating activities	(2,498)	890	(4,956)

Cash flows from investing activities:

Purchase of property and equipment	(56)	(27)	(120)

Net cash used in investing activities	(56)	(27)	(120)

Cash flows from financing activities:

Issuance of a warrant related to long-term loan	-	-	266
Proceeds from issuance of long-term loan, net of issuance expenses $ 78	-	-	2,156
Payments of long term loan	(1,333)	(1,167)	-
Proceeds from issuance of Ordinary Shares and warrants, net of issuance expenses of $ 96	-	-	2,404
Proceeds from issuance of Ordinary Shares and warrants, net of issuance expenses of $ 139	5,361	-	-
Exercise of warrants	353	65	-
Exercise of options	643	*) -	*) -

Net cash provided by (used in) financing activities	5,024	(1,102)	4,826

Increase (decrease) in cash and cash equivalents	2,470	(239)	(250)
Cash and cash equivalents at beginning of year	3,274	3,513	3,763

Cash and cash equivalents at end of year	$5,744	$3,274	$3,513

*)    Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2010	2009	2008

(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$8	$-	$1

	Property and equipment transferred to be used as inventory	$7	$40	$118

(b)	Cash paid for interest	$95	$258	$118

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Radcom Ltd. (the "Company") is an Israeli corporation which provides innovative service assurance solutions for communications service providers and equipment vendors. The Company specializes in solutions for next-generation networks, both wireless and wireline. The Company’s comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. The Company’s products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS. Radcom’s shares are listed on the NASDAQ Capital Market.

The Company has a wholly-owned subsidiary in the United States, Radcom Equipment, Inc. (the "U.S Subsidiary"), which was incorporated in 1993 under the laws of the State of New Jersey. The U.S Subsidiary is primarily engaged in the sales and marketing of the Company's products in North America.

In addition, the Company formed in 2010 another wholly-owned subsidiary in Brazil, incorporated under the laws of Brazil, RADCOM do Brasil Comercio, Importacao E Exportacao Ltda. (the "Brazilian Subsidiary"). The Brazilian Subsidiary is primarily engaged in the sales and marketing of the Company's products in Brazil.

b.
The Company has an accumulated deficit of $ 48,511 as of December 31, 2010. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements expected through the end of December 2011. The Company’s foregoing estimate is based, among others, on its current backlog and on the positive trends demonstrated in most of the markets in which it operated during 2010. There is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern, beyond December 31, 2011.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S GAAP").

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

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

b.	Financial statements in U.S. dollars ("dollar" or "dollars"):

Most of the Company's and certain subsidiaries' revenues and costs are denominated in U.S. dollars. Therefore, the Company’s management believes the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

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

For the Company's new subsidiary in Brazil whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

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

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents are maintained with major financial institutions mainly in Israel. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel. Such deposits are not insured. However, management believes that such financial institutions are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Allowance for doubtful accounts amounted to $ 395 and $ 1,004 as of December 31, 2010 and 2009, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt income (expense) amounted to $ 609, $ 0 and $ (460) in 2010, 2009 and 2008, respectively. Total write offs during 2010, 2009 and 2008 amounted to $ 0, $ 55 and $ 89, respectively.

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

Total write offs during 2010, 2009 and 2008 amounted to $ 0, $ 200 and $ 15, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Property and equipment:

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

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "property, plants and equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2010, 2009 and 2008, no impairment losses were identified.

i.	Revenue recognition:

1.
Until January 1, 2010, revenue from product sales is recognized in accordance with ASC 985-605, "Software Revenue Recognition", when the following criteria were met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectability is probable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Amounts received from customers prior to product shipments are classified as advances from customers.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by ASC 985-605, the Company determined the value of the product component of its multiple-element arrangements (generally when selling product with extended warranty contracts) using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements. VSOE is based on the price charged when an element is sold separately or renewed.

2.
Most of the Company's revenues are generated from sales to independent distributors. The Company has a standard contract with its distributors. Based on this contract, sales to distributors are final and distributors have no rights of return or price protection. The Company is not a party to the agreements between distributors and their customers. Revenues from selling these products to independent distributors are deferred until the Company's products are installed provided that all other revenue recognition criteria are met.

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

5.
During the first quarter of 2010, the Company adopted the guidance of ASU No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements", and ASU No. 2009-14, "Software (Topic 985): Certain Revenue Arrangements That Include Software Elements" which were ratified by the Financial Accounting Standards Board (FASB) Emerging Issues Task Force on September 23, 2009, generally when selling product with extended warranty contracts. ASU No. 2009-13 affects accounting and reporting for all multiple-deliverable arrangements.  It also affects companies that are affected by the amendments of ASU No. 2009-14. As such, the Company prospectively applies these provisions to all revenue arrangements entered into or materially modified after January 1, 2010. During the year ended December 31, 2010, the impact of the adoption of these standards was immaterial.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments in the ASU No. 2009-14 provide that tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605.  In addition, the amendments require that hardware components of a tangible product containing software components always be excluded from the software revenue guidance.
ASU No. 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a sale arrangement.  The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available.  The amendments in this ASU eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable's selling price.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

The new accounting standards for revenue recognition if applied in the same manner to the period ended December  31, 2009 would not have had a material impact on net sales for that fiscal period.

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

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share on the grant date is the market value of such date;

2.	The dividend yield is zero percent for all relevant years;

3.	Risk free interest rates are as follows:

%

Year ended December 31, 2010	0.3 - 2.8
Year ended December 31, 2009	1.6 - 2.7
Year ended December 31, 2008	2.4 - 3.5

4.
Each option granted has an expected life of 1.5 - 5.5 years (as of the date of grant); The Company currently uses simplified method until sufficient historical exercise data will support using expected life assumptions, except for grants of fully vested options for which the Company used its best estimate in determine the expected life; and

5.
Expected annual volatility is 105% - 121%, 93% - 111% and 71% - 79% for the years ended December 31, 2010, 2009 and 2008, respectively. This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. Actual historical changes in the market value of the Company's share were used to calculate the volatility assumption, as management believes that this is the best indicator of future volatility.

k.	Derivative Instruments

Beginning January 1, 2009 the Company accounts for the Warrant issued to Plenus (see Note 7) in accordance with ASC 815-40, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock". This Topic provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument.

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

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Provision for product warranty:

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. The provision for warranties for all periods through December 31, 2010, is determined based upon the Company's past experience.

The followings are the changes in the liability for product warranty from January 1, 2008 to December 31, 2010:

Balance at January 1, 2008	$220

Provision for warranties issued during the year	108
Reduction for payments and costs to satisfy claims	(192)

Balance at December 31, 2008	136

Provision for warranties issued during the year	299
Reduction for payments and costs to satisfy claims	(210)

Balance at December 31, 2009	225

Provision for warranties issued during the year	221
Reduction for payments and costs to satisfy claims	(217)

Balance at December 31, 2010	$229

m.	Research and development costs:

Research and development costs are charged to statement of operations as incurred. ASC 985-20 "Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

n.	Government grants:

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (specifically, the Office of the Chief Scientist - the "OCS") in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction in research and development costs as such costs are incurred. Royalties to the OCS are recorded under cost of sales, when the related sales are recognized. See also Note 9a.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Income (loss) per share:

Basic and diluted income (loss) per Ordinary Share  of the Company ("Ordinary Shares") are presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic income (loss) per Ordinary Share  is computed by the dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted income (loss)  per Ordinary Share  is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

Certain securities were not included in the computation of diluted income (loss)  per share since they were anti-dilutive. The total number of shares related to the outstanding options and warrants excluded from the calculation of diluted net income (loss)  per share was 504,309 - as of December 31, 2010 (2009 - 1,350,349, 2008 - 1,243,339).

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

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Cost of revenues:

Cost of products is comprised of cost of hardware production, packaging, license fees paid to third parties, direct taxes and royalties paid to the OCS.

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

Severance pay expenses for the years ended December 31, 2010, 2009 and 2008 amounted to $ 431, $ 168 and $ 704, respectively.

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

u.	Concentrations of business risk:

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

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

NOTE 3:-	INVENTORIES

	December 31,
	2010	2009

Raw materials	$699	$497
Work in process	449	588
Finished products (*)	2,801	1,794

	$3,949	$2,879

(*)
Includes amounts of $ 2,208 and $ 1,637 for 2010 and 2009, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met and will be recognized in the future.

NOTE 4:-	OTHER CURRENT ASSETS

	December 31,
	2010	2009

Indirect taxes	$1,018	$-
Government of Israel - OCS receivable	160	112
Prepaid expenses	455	343
Others	75	152

	$1,708	$607

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2010	2009

Cost:

Demonstration and rental equipment	$2,089	$2,092
Research and development equipment	3,680	3,667
Manufacturing equipment	1,182	1,165
Office furniture and equipment	1,048	1,040
Leasehold improvements	411	411

	8,410	8,375
Accumulated depreciation:

Demonstration and rental equipment	2,033	2,007
Research and development equipment	3,606	3,467
Manufacturing equipment	1,133	1,070
Office furniture and equipment	983	964
Leasehold improvements	317	292

	8,072	7,800

	$338	$575

NOTE 6:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2009

Employees and employee institutions	$2,013	$1,741
Advances from customers	46	1,512
Royalties - OCS payable	605	364
Commissions	433	216
Provision for product warranty	229	225
Others	572	723

	$3,898	$4,781

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	LONG-TERM VENTURE LOAN

On April 1, 2008, the Company entered into a $ 2,500 venture loan agreement with Plenus, an Israeli venture-lending firm. The loan was for a period of three years, and bore interest at the rate of 10% per annum paid quarterly commencing July 2008. The loan was repayable at any time. In April 2009, the Company paid $ 500 of the principal of the loan. Following this payment the remaining balance of the loan was repayable in monthly installments of approximately $ 83 commencing May 2009 through April 2011. As part of the loan agreement, the Company granted Plenus a fixed charge over its intellectual property assets and a floating charge over its assets, the U.S subsidiary granted Plenus a security interest over its assets, and the Company's subsidiaries provided Plenus with guaranties with respect to the loan. The agreement also limited the Company's ability to assume additional debt or perform certain transactions without the consent of Plenus. The Company incurred financing costs of $ 78 paid to third parties in connection with the loan. The costs were amortized over the term of the loan using the effective interest method.

The loan agreement included financial covenants which related to the level of revenues, operating income and cash balances of the Company during the period ended December 2009, which the Company complied with.

In connection with the venture loan, the Company granted Plenus a warrant to purchase up to 175,781 Ordinary Shares with an exercise price of $ 2.56 per Ordinary Share  for a total amount of $ 450. The warrant was exercisable for a period of five years. The Company also granted Plenus registration rights in respect of the shares underlying the warrant. In August 2008, the Company filed a registration statement with the SEC. The loan agreement stipulates certain conditions for the Company to maintain the effectiveness of the registration statement.

The exercise price (and consequently the number of shares to be issued) was subject to certain adjustments should the Company issue additional shares or convertible securities of the Company at an effective price per share which is lower that the exercise price ("the Down-Round Protection"). Other adjustments to the exercise price included M&A transactions, payment or distribution of certain dividends, subdivision or combination of outstanding shares.

As a result of the adoption of the new guidance under ASC 815-40 on January 1, 2009 and due to the Down Round Protection of the warrant as described above, the warrant was separately accounted for as a derivative under ASC 815 and is no longer recorded as an equity item, but rather a liability.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	LONG-TERM VENTURE LOAN (Cont.)

The Company initially applied by recording a cumulative-effect adjustment to accumulated deficit as of January 1, 2009, for the effect of accounting for the warrant as a liability. From January 1, 2009 the warrant was marked to market and changes in its fair value are included in the consolidated statement of operations under financial expenses. The Company utilized an option price model assisted by a third party and estimates and assumptions provided by management. The value was determined in accordance with ASC 820 "Fair Value Measurements and Disclosures", and was $ 248 as of December 31, 2009 and is considered as Level 3. The change in the value from January 1, 2009 was charged to statement of operations.

On July 9, 2010 the Company received a letter from Plenus, the venture lender, irrevocably waiving its contractual right to the anti-dilution down-round protection of the shares covered by the warrant therefore was reclassified as equity item. Consequently the warrant was ceased to be marked to market from that date going forward. On September 21, 2010, the warrant was exercised by means of cashless exercise by Plenus.

On September 7, 2010 the Company repaid the remainder of the loan amount to Plenus instead of monthly payments scheduled till April 2011.

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties (see Note 9b). The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease payments were $ 450, $ 497 and $ 517 in 2010, 2009 and 2008, respectively.

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services. Such amounts expensed by the Company are disclosed in c below as "Cost of sales, Sales and marketing, General and administrative expenses and research and development ". Such amounts expensed by the Company are disclosed in c below.

3.
The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into its product line. Such purchases by the Company are disclosed in c as "Cost of sales" and as "Research and development".

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

4.	The Company is party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

Revenues related to this distribution agreement are included in c below as "revenues". The remainder of the amount of "revenues" included in c below is comprised of sales of the Company's products to entities within RAD-BYNET
Group.

b.	Balances with related parties:

	December 31,
	2010	2009

Receivables:

Trade	$71	$453
Other current assets	$11	$42

Accounts payable:

Trade	$275	$31
Other payables and accrued expenses	$95	$280

c.	Transactions with related parties:

	Year ended December 31,
	2010	2009	2008

Revenues	$960	$383	$188

Expenses:

Cost of sales	$60	$16	$246

Operating expenses:

Research and development	$185	$197	$235
Sales and marketing	$210	$209	$218
General and administrative	$55	$62	$78

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.
The Company receives research and development grants from the OCS. In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. Royalty rates are 3.5%. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the LIBOR rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2010 were $ 32.2 million. The accumulated interest as of December 31, 2010 was $ 5.4 million. As of December 31, 2010, the accumulated royalties paid to the OCS were $ 8.9 million. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 28.7 million as of December 31, 2010.

Royalty expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2010, 2009 and 2008 were $ 793, $ 380 and $ 533, respectively.

In May 2010, the Company received a notice from the OCS regarding alleged miscalculations in the amount of royalties paid by the Company to the OCS for the years 1992-2009 and the basis revenues of which the company has to pay royalties. The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued as of December 31, 2010.  The Company is currently in the process of reviewing such alleged miscalculations differences with the OCS. Currently the Company is unable to assess the merits of the aforesaid arguments raised by the OCS.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
According to the Company's agreements with the Israel – U.S Bi-National Industrial Research and Development Foundation ("BIRD-F"), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F's grant (linked to the United States Consumer Price Index) relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F as of December 31, 1996, were $ 340. As of December 31, 2010, the Company is required to pay royalties up to an amount of $ 509, plus linkage to the United States Consumer Price Index in the amount of $ 119 or a total of $ 628

As of December 31, 2010, the accumulated royalties paid to the BIRD-F were $ 296. Accordingly, the Company's total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to approximately $ 332 as of December 31, 2010.

Starting 2003 the Company has not generated sales of products developed with the funds provided by BIRD-F, therefore the Company is not obligated to pay royalties or repay the grant since that date.

Royalty expenses relating to the BIRD-F grants included in cost of sales for the years ended December 31, 2010, 2009 and 2008 were less than $ 1 for each of these years.

b.	Operating leases:

1.	Premises occupied by the Company and the U.S Subsidiary are rented under various rental agreements part of which are with related parties (see Note 8) .

The rental agreements for the premises in Tel Aviv, Israel, Beijing, China and New Jersey, United States, expire up to December 31, 2012. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2010, were as follows:

Year ended December 31

2011	$587
2012	$580

Rental and maintenance expenses (net of sublease income from premises under sublease agreements) amounted to $ 581, $ 686 and $ 753 for the years ended December 31, 2010, 2009 and 2008, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 9:- COMMITMENTS AND CONTINGENCIES (Cont.)

2.	The Company leases motor vehicles under operating leases. The leases typically run for an initial period of three years with an option to renew the leases after that date.

As of December 31, 2010, non-cancelable operating rentals for motor vehicles were payable as follows:

Year ended December 31

2011	$265
2012	$194
2013	$119
2014	$18

During 2010, 2009 and 2008, an amount of $ 387, $ 385 and $ 511, respectively, was recognized as an expense in the consolidated statement of operations (income) in respect of operating leases for motor vehicles.

c.	Bank guarantee:

The Company has granted bank performance guarantees in favor of three of its customers in the amount of $ 39, $ 300 and $ 113 which expire on January 3, 2011, December 31, 2011 and December 15, 2011, respectively and another guarantee in the amount of $ 28 which expires on April 30, 2011.

NOTE 10:-	INCOME TAXES

a.	Israel tax reform:

According to the Income Tax Ordinance (No. 147) 2005, the corporate tax rate in Israel to in 2008 - 27%, 2009 - 26% and 2010 and thereafter - 25%.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010) which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

b.	Israeli taxation:

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2005.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

Tax loss carryforward:

The Company's tax loss carryforward were approximately $ 41,000 as of December 31, 2010. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

c.	U.S subsidiary:

1.	The U.S subsidiary is taxed under United States federal and state tax rules.

2.
The U.S subsidiary's tax loss carry forward amounted to approximately $11,000 as of December 31, 2010 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiary and will expire in the years 2011-2027 for federal tax purpose and in the years 2011-2016 for state tax purpose.

3.	The U.S subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2006 tax year can be regarded as final.

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2010	2009
Deferred tax assets:
Carryforward tax losses	$13,107	$12,004
Allowance for doubtful accounts	95	253
Severance pay	72	73
Vacation pay	215	222
Research and development	337	440
Other	45	1

	13,871	12,993

Less - valuation allowance	(13,871)	(12,993)

Net deferred tax assets	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 10:-	INCOME TAXES (Cont.)

The net change in the total valuation allowance for each of the years ended December 31, 2010, 2009 and 2008, was an increase of $ 878, decrease of $ 2,063 and increase of $ 1,373, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2010	2009	2008

Israel	$496	$(2,721)	$(5,876)
U.S	74	72	83

Income (loss) before income taxes	$570	$(2,649)	$(5,793)

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 10:-	INCOME TAXES (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2010	2009	2008

Income (loss) before income taxes, as reported in the statements of operations	$570	$(2,649)	$(5,793)

Statutory tax rate in Israel	25%	26%	27%

Theoretical tax benefit	$143	$(689)	$(1,564)

Increase (decrease) in income taxes resulting from:
Tax rate differential on U.S subsidiary	5	10	11
Non-deductible share-based compensation and other operating expenses	312	94	182
Losses and timing differences for which no deferred taxes were recorded	-	598	1,340
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	(622)	-	(35)
Differences in taxes arising from differences between Israeli currency income and dollar income, net	162	(13)	66

Income taxes	$-	$-	$-

g.	Accounting for uncertainty in income taxes:

As of January 1, 2008, 2009 and 2010 and for the years ended December 31, 2008, 2009 and 2010, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file income tax returns in Israel and in the U.S. The Israeli tax returns of the Company are open to examination by the Israel's tax authorities for the tax years beginning in 2006. The U.S tax returns of the U.S subsidiary remain subject to examination by the U.S tax authorities for the tax years beginning in 2007.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY

a.
The number of shares issued and outstanding at December 31, 2010 and 2009 do not include 5,189 Ordinary Shares, which are held by a subsidiary, and 30,843 Ordinary Shares which are held by the Company.

1.
Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend. In March and April 2001, the Company purchased 30,843 shares of the Company's Ordinary Shares in the over-the-counter market. This purchase was approved by the Tel Aviv-Jaffa District Court.

2.
On February 3, 2008, the Company entered into a private placement transaction (the "2008 PIPE"). Under the 2008 PIPE investment, the Company issued 976,563 Ordinary Shares to investors (investors in the 2008 PIPE included certain existing shareholders and directors of the Company) at an aggregate purchase price of $ 2,500 or $ 2.56 per Ordinary Share. The Company also issued to the investors warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by each investor in the 2008 PIPE (up to 325,520 shares) for an exercise price of $ 3.20 per Ordinary Share. The warrants are exercisable for three years from the closing of the 2008 PIPE. During 2010, 130,989 warrants were exercised.

3.
On October 11, 2010, the Company entered into a private placement transaction (the "2010 PIPE"). Under the PIPE investment, the Company issued 643,277 Ordinary Shares to investors (investors in the 2010 PIPE included certain existing shareholders) at an aggregate purchase price of $ 5,500 or $ 8.55 per Ordinary Share . The Company also issued to the investors warrants to purchase one Ordinary Share  for every three Ordinary Shares purchased by each investor in the 2010 PIPE (up to 214,426 shares) for an exercise price of $ 10.69 per Ordinary Share . The warrants are exercisable for three years from the closing of the 2010 PIPE.  As of December 31, 2010, no warrants were exercised.

4.
On April 1, 2008, in connection with the venture loan, the Company granted Plenus warrants to purchase up to 175,781 Ordinary Shares with an exercise price of $ 2.56 per Ordinary Share  for a total amount of $ 450. The warrants were exercised during 2010.

5.
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

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

b.	Share option plans:

1.	The Company has granted options under option plans as follows:

a)	The Radcom Ltd. International Employee Stock Option Plan (the "International Plan"):

The plan grants options to purchase Ordinary Shares for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries.

b)	The 2000 and 2001 Share Option Plans:

The plans grant options to purchase Ordinary Shares. These options are granted for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version), 1961.

c)	The 2003 Share Option Plan:

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

2.	Grants in 2010, 2009 and 2008 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

3.	Following is the share option data as of December 31, 2010 and 2009, by plan:

	December 31, 2010
	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)
	Number of options		$	Years

International Plan	27,313	24,586	0.7 - 11.9	3 - 4	7 - 10
2000 Share Option Plan	2,063	-	5.8	3	10
2001 Share Option Plan	5,063	-	7.4	4	10
2003 Share Option Plan	285,434	470,663	0.5 – 11.4	1 - 4	7 - 10

	319,873	495,249

	December 31, 2009
	Vested	Unvested	Exercise price	Vesting period	Expiration (from resolution date)
	Number of options		$	Years

International Plan	62,398	37,930	0 - 11.9	3 - 4	7 - 10
2000 Share Option Plan	29,500	-	0 - 24.5	3	10
2001 Share Option Plan	6,563	-	7.4	4	10
2003 Share Option Plan	161,641	571,329	0.5 - 8.7	3 - 4	7 - 10

	260,102	609,259

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

4.	Stock options under the Radcom plans are as follows for the periods indicated:

	Number of options	Weighted average exercise price
		$

Options outstanding as of January 1, 2008	773,889	8.17

Granted	175,377	2.7
Exercised	(13,641)	-
Expired	(35,000)	9.5
Forfeited	(158,587)	10.7

Options outstanding as of December 31, 2008	742,038	6.9

Granted	551,264	0.8
Exercised	(1,039)	-
Expired	(10,000)	12.3
Forfeited	(412,902)	6.4

Options outstanding as of December 31, 2009	869,361	3.2

Granted	170,800	6.51
Exercised	(163,822)	3.92
Expired	(20,000)	24.5
Forfeited	(41,217)	2.59

Options outstanding as of December 31, 2010	815,122	3.29

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	In years	$

Vested and expected to vest at December 31, 2010	732,811	3.49	5.7	1,588

(1)
At December 31, 2010, 2009 and 2008, the number of options exercisable was 319,873, 260,102 and 409,038 respectively, and the total number of shares available for future grants as of December 31, 2010 was 719,842.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

(2)	The aggregate intrinsic value of options exercised during 2010, 2009 and 2008 was approximately $ 728, $ 2 and $ 8, respectively.

5.	Stock options under the Radcom plans are as follows for the periods indicated:

	Options outstanding at December 31, 2010			Options exercisable at December 31, 2010
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.5 - 0.7	395,463	0.7	5.1	79,686	0.7	5.1
1.57 - 4.88	223,810	2.9	5.1	69,616	3.4	3.9
5.08-8.72	103,849	7.4	4.6	83,071	7.8	4.5
10.52-11.88	92,000	10.9	6.2	87,500	10.9	6.2

	815,122			319,873

The aggregate intrinsic value of options outstanding at December 31, 2010 was approximately $ 6,407. The aggregate intrinsic value of options exercisable at December 31, 2010 was approximately $ 1,681.

6.	The weighted average fair values of options granted during the years ended December 31, 2010, 2009 and 2008 were:

	Year ended December 31,
	2010	2009	2008

Weighted average fair values on grant date	$4.1	$0.6	$1.7

7.	The following table summarizes the departmental allocation of the Company's share-based compensation charge:

Cost of sales	$5	$16	$18
Research and development	10	53	114
Selling and marketing	36	86	177
General and administrative	513	117	221

	$564	$272	$530

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Share-based compensation:

The unrecognized balance of the compensation expenses according to ASC Topic 718 in respect of these stock options amounted to $ 245 as of December 31, 2010, of which $ 160 will be recognized in the year ended December 31, 2011 and $ 85 will be recognized in accordance with the vesting period of the options by the end of fiscal 2014.

On February 1, 2009 the Company's board of directors approved the cancelation and reissuance of 216,014 options granted to some of the employees, which were out-of-the-money. The exercise price was changed to the share price on the day of the approval. These related options granted in the past to these employees (both vested and unvested) were canceled and the new options were granted with a vesting period of four years, 25% each year. The Company accounted for the cancelation and reissuance of shares as a modification and measured an incremental value of $ 57 to be recognized over the new vesting period.

NOTE 12:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2010	2009	2008

Net income (Loss)	$570	$(2,649)	$(5,793)

Weighted average Ordinary Shares outstanding	5,373,515	5,081,986	4,995,586

Dilutive effect:
Employee stock options and warrants	573,795	0	0

Diluted weighted average Ordinary Shares outstanding	5,947,310	0	0

Basic earnings (loss) per Ordinary Share	$0.11	$(0.52)	$(1.16)

Diluted earnings per Ordinary Share	$0.10	$(0.52)	$(1.16)

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Revenues:

1.	Classified by geographical destination:

	Year ended December 31,
	2010	2009	2008

North America	$3,045	$2,765	$2,480
Europe	4,765	5,857	6,256
Far East	3,596	2,152	2,385
South America (Excluding Brazil)	2,093	712	3,835
Brazil	4,107	-	-
Other	1,567	432	282

	$19,173	$11,918	$15,238

2.	Major customers:

In 2010, the Company had one customer in Brazil whose purchases contributed approximately 13% of the total consolidated revenues. During 2009, the Company did not have any customer whose purchases contributed to more than 10% of the total consolidated revenues. In 2008, the Company had two customers whose purchases contributed to more than 10% of the total consolidated revenues each; one distributor in South America whose purchases contributed approximately 19% and another customer in Europe whose purchases contributed approximately 12%, to  the total consolidated revenues each.

3.	Substantially all of the Company's long-lived assets are located in Israel.

RADCOM LTD. AND ITS SUBSIDIARIES
 (An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial expenses, net:

	Year ended December 31,
	2010	2009	2008

Financial income:
Exchange translation	$-	$23	$-
Interest from banks	11	4	109

	11	27	109

Financial expenses:
Interest and bank charges on short- term bank credit	(15)	(16)	(11)
Interest and accretion of discount on long-term loan	(186)	(236)	(266)
Valuation of fair value of warrant	(524)	(215)	-
Exchange translation	(8)	-	(141)

	(733)	(467)	(418)

Financial expenses, net	$(722)	$(440)	$(309)

- - - - - - - - - - - - - - - - - - - - -