Form 20-F
period 2011-12-31
RADCOM LTD
filed 2012-03-29
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Gilad Yehudai: (+972) 77-7745-060 (tel), (+972) 3-647-4681 (fax) 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
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
None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2011, there were 6,415,698 Ordinary Shares, NIS 0.20 par value per share, outstanding.

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

Pg 3

TABLE OF CONTENTS

PART I			3
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		3
ITEM 3.	KEY INFORMATION		3
	A.	SELECTED FINANCIAL DATA	3
	B.	CAPITALIZATION AND INDEBTEDNESS	5
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	5
	D.	RISK FACTORS	5
ITEM 4.	INFORMATION ON THE COMPANY		25
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	25
	B.	BUSINESS OVERVIEW	25
	C.	ORGANIZATIONAL STRUCTURE	42
	D.	PROPERTY, PLANTS AND EQUIPMENT	42
ITEM 4A.	UNRESOLVED STAFF COMMENTS		43
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		43
	A.	OPERATING RESULTS	47
	B.	LIQUIDITY AND CAPITAL RESOURCES	52
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	58
	D.	TREND INFORMATION	59
	E.	OFF–BALANCE SHEET ARRANGEMENTS	59
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	59
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		60
	A.	DIRECTORS AND SENIOR MANAGEMENT	60
	B.	COMPENSATION	63
	C.	BOARD PRACTICES	64
	D.	EMPLOYEES	68
	E.	SHARE OWNERSHIP (TO UPDATE BEFORE FILING)	68
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		70
	A.	MAJOR SHAREHOLDERS	70
	B.	RELATED PARTY TRANSACTIONS	71
	C.	INTERESTS OF EXPERTS AND COUNSEL	73
ITEM 8.	FINANCIAL INFORMATION		73
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	73
	B.	SIGNIFICANT CHANGES	73
ITEM 9.	THE OFFER AND LISTING		74
	A.	OFFER AND LISTING DETAILS	74
	B.	PLAN OF DISTRIBUTION	75
	C.	MARKETS	75
	D.	SELLING SHAREHOLDERS	75
	E.	DILUTION	75
	F.	EXPENSES OF THE ISSUE	76

Pg. 1

ITEM 10.	ADDITIONAL INFORMATION		76
	A.	SHARE CAPITAL	76
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	76
	C.	MATERIAL CONTRACTS	84
	D.	EXCHANGE CONTROLS	84
	E.	TAXATION	84
	F.	DIVIDENDS AND PAYING AGENTS	95
	G.	STATEMENT BY EXPERTS	95
	H.	DOCUMENTS ON DISPLAY	95
	I.	SUBSIDIARY INFORMATION	96
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		96
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		96

Pg. 2

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2011 and 2010 and for each of the years ended December 31, 2011, 2010 and 2009 from our consolidated financial statements and notes included in this Annual Report.  The selected consolidated financial data as of December 31, 2009, 2008 and 2007 and for the years ended December 31, 2008 and 2007 have been derived from previously published audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles.

You should read the selected consolidated financial data together with "Item 5—Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this Annual Report.  All references to "dollar," "dollars" or "$" in this Annual Report are to the "U.S. dollar" or "U.S. dollars."  All references to "NIS" are to the New Israeli Shekels.

Pg. 3

	Year Ended December 31,
	(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)
	2011	2010	2009	2008	2007

Statement of Operations Data:
Revenues:
Products	$19,199	$16,770	$9,190	$12,480	$10,158
Services	2,788	2,403	2,728	2,758	3,339
	21,987	19,173	11,918	15,238	13,497
Cost of revenues:
Products	6,074	6,052	3,469	5,523	4,927
Services	606	434	590	502	466
	6,680	6,486	4,059	6,025	5,393
Gross profit	15,307	12,687	7,859	9,213	8,104
Operating expenses:
Research and development	5,866	4,310	4,223	6,506	7,378
Less - royalty-bearing participation	1,235	1,424	1,633	2,113	2,096
Research and development, net	4,631	2,886	2,590	4,393	5,282

Sales and marketing	9,962	6,971	5,835	7,486	9,279

General and administrative	2,234	1,538	1,643	2,818	2,391

Total operating expenses	16,827	11,395	10,068	14,697	16,952

Operating (loss) income	(1,520)	1,292	(2,209)	(5,484)	(8,848)

Financing income (expenses), net	(384)	(722)	(440)	(309)	265

Net (loss) income	(1,904)	570	(2,649)	(5,793)	(8,583)

Basic net (loss) income per ordinary share	$(0.30)	$0.11	$(0.52)	$(1.16)	$(2.10)

Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	6,367,560	5,373,515	5,081,986	4,995,586	4,084,789

Diluted net (loss) income per ordinary share	$(0.30)	$0.10	$(0.52)	$(1.16)	$(2.10)

Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	6,367,560	5,947,310	5,081,986	4,995,586	4,084,789

Balance Sheet Data:
Working capital	$10,670	$11,144	$2,972	$6,194	$7,224
Total assets	$21,345	$21,386	$13,440	$17,841	$18,056
Shareholders’ equity	$10,392	$10,903	$2,640	$4,985	$7,578
Share capital	$250	$234	$177	$176	$122

Pg. 4

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March 2012 (through March 26)	3.814	3.734
February 2012	3.803	3.700
January 2012	3.854	3.733
December 2011	3.821	3.727
November 2011	3.800	3.650
October 2011	3.763	3.602
September 2011	3.725	3.574

On March 26, 2012 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.734 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2012 (through March 26)	3.744
2011	3.582
2010	3.732
2009	3.927
2008	3.568
2007	4.085

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

Pg. 5

Risks Related to Our Business and Our Industry

We have a history of net losses and may not achieve or sustain profitability in the future.

Although in 2010 we generated net income, in 2011 and in the years 2009, 2008 and 2007, we incurred losses of $1.9 million, $2.6 million, $5.8 million and $8.6 million, respectively. We may not be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

A slowdown in the telecommunications industry generally, or in the sectors of the industry that we target (currently primarily 3G and 4G cellular and triple-play networks), could materially adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include 3G and 4G cellular and triple-play networks. The global telecommunications industry, as well as the various sectors within the industry, is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet and data services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

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

Developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing and/or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results, prospects and capital spending levels of many communications companies to decline.  During previous economic downturns, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Although we are unable to determine what the full effects of the recent economic downturn will be, it may lead to significant adverse consequences for our customers and our business.

During adverse conditions in the business environment for telecommunications companies, service providers often need to control operating expenses and capital investment budgets, which can affect our business.  For example, the recent business climate for communication companies resulted in slowed customer buying decisions and price pressures that increased pressure on our ability to generate revenue. During 2009, and to a lesser extent during 2010 and 2011, these adverse market conditions had a negative impact on our business by decreasing new customer engagements and the size of initial spending commitments under those engagements, as well as by decreasing the level of discretionary spending under contracts with existing customers. In addition, the slowdown in the buying decisions of service providers has extended our sales cycle period and limited our ability to forecast our flow of new contracts. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in our key markets, as well as the sectors that we target, deteriorate, we may experience material impacts on our business, operating results, and financial condition.

Pg. 6

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

If our cash flow does not meet or exceed our current projections, then our ability to pay our obligations could be materially impaired. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements to meet our operating obligations as they come due at least through the next twelve months. However if our actual sales and spending differ materially from our projections, we may be required to raise capital, borrow funds or reduce discretionary spending in order to provide the required liquidity.  We cannot assure you that our business will generate sufficient cash flows or that future capital raising or borrowings will be available to us in amounts and on terms sufficient to enable us to fund our liquidity needs. Our ability to continue as a going concern is substantially dependent on the successful execution of our sales and spending projections.

As noted above, although in 2010 we generated net income, in 2011 and in previous years we generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions and a venture capital loan. While we believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements at least through the next twelve months, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Pg. 7

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

We have experienced and expect to experience in the future significant fluctuations in our quarterly results of operations.  Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;

•	the absence of long-term customer purchase contracts;

•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers and the reduction in business during the summer months, particularly in Europe;

•	the relatively long sales cycles for our products;

•	the request for longer payment terms from us or long-term financing of customers’ purchases from us as well as additional conditions tied to such payment terms;

•	competitive conditions in our markets;

•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;

•	changes in the level of operating expenses relative to revenues;

•	product quality problems;

•	supply interruptions;

•	changes in global or regional economic conditions or in the telecommunications industry;

•	delays in or cancellation of projects by customers;

•	changes in the mix of products sold;

•	the size and timing of approval of grants from the Government of Israel; and

•	foreign currency exchange rates.

Except for our cost of revenues, most of our operating costs, including personnel and facilities costs, are relatively fixed at levels based on anticipated revenue. We believe, therefore, that period-to-period comparisons of our operating results should not be relied upon as a reliable indication of future performance.

Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received. Although we had a substantial backlog of orders at the end of 2011, this has not always been the case in the past and there is no assurance that this will continue to be the situation in future quarters.

Pg. 8

We may experience a delay in generating or recognizing revenues for a number of reasons and based on revenue recognition accounting requirements. While we are usually able to ship orders within 15-30 days of a customer’s order, in order to recognize revenue from an order, we need to pass customer acceptance, which may take 6 to12 months.  Therefore, a major part of the revenue of a fiscal quarter is derived from the backlog of shipped orders and generally is not tied to the date of a customer’s order or the shipment date.

Our revenues for a particular period may also be difficult to predict and may be affected if we experience a non-linear (back-end loaded) sales pattern during the period.  We generally experience significantly higher levels of sales towards the end of a period as a result of customers submitting their orders late in the period. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, and also lead to additional costs associated with inventory planning and management.  Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times. These orders are booked within the quarter but only recognized as revenue at a later stage.

If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results could be materially adversely affected.  In addition, if we do not reduce our expenses in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected.

Since 2010, the relative portion of medium-to-large sized deals started to increase. This trend continued with greater vigor in 2011.  As a result, payment terms became longer by an average of 2 months, the deployment process became longer and more complex and our right to collect payment more often became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition and collection.

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

Our recent level of gross margins may not be sustainable or improved and may be adversely affected by numerous factors, including:

•	increased price competition;

•	local sales taxes which may be incurred for direct sales;

•	increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our products;

•	changes in customer, geographic or product mix;

•	our ability to reduce and control production costs;

Pg. 9

•	increases in material or labor costs;

•	excess inventory and inventory holding costs;

•	obsolescence charges;

•	reductions in cost savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand;

•	changes in distribution channels;

•	losses on customer contracts; and

•	increased warranty costs.

Our failure to sustain or improve our recent level of gross margins, due to these or other factors, may have a material adverse effect on our results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the new LTE (Long Term Evolution) network required us to develop a new product which was launched in 2011, our Omni-Q for LTE networks, in order to keep current with customer requirements.

 New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products.  Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G and 3.5G cellular and triple-play networks.  If networking evolves toward greater emphasis on application providers, we believe that we have positioned ourselves well relative to our key competitors.  If networking does not evolve toward greater emphasis on application providers, however, our initiatives and investments in this area may be of no or limited value.  As a result we cannot quantify the impact of new product introductions on our future operations.

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

Pg. 10

Our growing international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain development facilities in Israel and have operations in North America, Europe, Latin America and Asia. We obtain significant revenues from customers in Latin America and Asia and our strategy is to continue to broaden and expand into those markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

•	legal and cultural differences in the conduct of business;

•	difficulties in staffing and managing foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings;

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including additional labor laws, particularly in Brazil

•	political instability;

•	variations in effective income tax rates among countries where we conduct business;

•	fluctuations in foreign currency exchange rates; and

•	laws and business practices favoring local competitors;

One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition.

Our inventory may become obsolete or unusable.

We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components. In addition, a substantial portion of our inventory is located at customers as it has not yet been accepted in accordance with the terms of their orders and therefore has not yet been recognized as revenue, making the control of such inventory more difficult.

Pg. 11

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

We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review. This trend has intensified recently as part of the recent economic environment. As a result, the evaluation process has significantly lengthened. This evaluation process generally takes between six to 18 months. The following factors, among others, affect the length of the approval process:

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

Our visibility of a portion of our future sales is limited due to the short lead time of customer orders.

As a result of the short lead time for some firm purchase orders that we receive from time to time, which usually do not require customer acceptance, we are unable to accurately forecast future revenues from these product sales. As a result, especially with respect to purchase orders of significant amounts, even dramatic fluctuations in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor costs in a timely manner to compensate for such fluctuations.

We may undertake further reorganizations, which may adversely impact our operations, and we may not realize all of the anticipated benefits of our prior or any future reorganizations.

We continue to reorganize and transform our business to realign resources and achieve desired cost savings in an increasingly competitive market. Although during 2011 and 2010 we increased our work force, during 2007, 2008 and 2009, we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. If we reduce our workforce in the future, we may incur additional reorganization and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

Pg. 12

We have based our reorganization efforts on certain assumptions regarding the cost structure of our businesses. Our assumptions may or may not be correct, and we may also determine that further reorganizations will be needed in the future. We therefore cannot assure you that we will realize all of the anticipated benefits of the reorganizations or that we will not further reduce or otherwise adjust our workforce or exit, or dispose of, certain businesses. Any decision by management to further limit investment or to exit or dispose of businesses may result in the recording of additional reorganization charges, and might also adversely affect our ability to generate revenues from our business. As a result, the costs actually incurred in connection with the reorganization efforts may be higher than originally planned and may not lead to the anticipated cost savings and/or improved results.

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

We currently have non-competition agreements with our key and other employees in Israel.  These agreements prohibit those employees, while they work for us and for a specified length of time after they cease to work for us, from directly competing with us or working for our competitors.  Under current U.S. and Israeli law, we may not be able to enforce these non-competition agreements.  If we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.  In addition, we have non-competition agreements with employees outside of Israel, and we cannot guarantee that such agreements are enforceable under applicable law.

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

Pg. 13

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

We are dependent upon our distributors for their active marketing and sales efforts for the distribution of our products. Outside of North America, Brazil, Singapore and China, many of our distributors are the only entities engaged in the distribution of our products in their respective geographical areas.  Typically, arrangements with our distributors do not prevent such distributors from distributing competing products, or require them to distribute our products in the future and, therefore, our distributors may not give a high priority to marketing and supporting our products. Additionally our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors.  Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors accounted for a total of approximately 43.9% of our sales in 2011, 41.8% of our sales in 2010 and 44.3% of our sales in 2009. No individual distributer accounted for more than 10% of the total respective consolidated revenues. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

Large telecommunications providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may impose penalties on us for failure to deliver such features on a timely basis, or failure to meet performance standards. As we seek to sell more products to large service providers, we may be required to agree to these less advantageous terms and conditions, which may decrease our revenues and/or increase the time it takes to convert orders into revenues, resulting in an adverse effect on our results of operations.

Pg. 14

The complexity and scope of the solutions we provide to larger service providers is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to fully integrate our products into the service provider’s network, with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the difficulty in collecting payment and recognizing revenues from such project.

We could be subject to claims under our warranties and extended maintenance agreements and product recalls, which could be very expensive and harm our financial condition.

Products as complex as ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on other suppliers for key components that are incorporated in our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product returns and, potentially, product liability claims being filed against us. Our warranties permit customers to return defective products for repair. The warranty period is mostly for one year but could be extended either in the initial purchase of our product or after the initial warranty period ends (“extended maintenance agreements”). During the past few years, customer returns have not been substantial. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business. In addition under the warranty and extended maintenance agreements we need to meet certain service levels and if we fail to meet them we may be exposed to penalties.

We incorporate open source technology in our products, which may expose us to liability and have a material impact on our product development and sales.

Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures. These licenses pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business results of operations and financial condition.

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

Pg. 15

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

We rely on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. We do not have any long-term supply agreements with any third-party manufacturers. If our access to such assembly services is reduced or interrupted, our business, financial condition and results of operations could be adversely affected until we are able to establish sufficient assembly services from alternative sources. Alternative manufacturing sources may not be able to meet our future requirements, and existing or alternative sources may not continue to be available to us at favorable prices.

Our proprietary technology is difficult to protect, and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies.  In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and manufacturers’ representatives and certain suppliers with access to sensitive information.  However, we have no registered patents, and these measures may not be adequate to protect our technology from third-party infringement.  Additionally, effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.

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

Pg. 16

 In addition, acquisitions could result in, among other things:

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

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the "Chief Scientist"), for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products developed pursuant such programs or deriving therefrom (and related services), our ability to transfer such resulting know-how, especially outside of Israel, is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer, or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable), is required to notify the Chief Scientist of the same and to undertake to the Chief Scientist to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.  For more information, see "Item 4—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

We may be subject to litigation and other claims, including, without limitation, infringement claims or claims that we have violated intellectual property rights, which could seriously harm our business.

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

Additionally, in May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009 and the basis revenues of which the Company has to pay royalties. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2011. During 2011 we reviewed with the Chief Scientist these alleged miscalculation differences and now await further instructions. Currently we are unable to assess the merits of the aforesaid arguments raised by the Chief Scientist. If such royalties were not properly paid or otherwise accrued, any such differences could result in the expenditure of significant financial resources.

Pg. 17

Yehuda Zisapel and Zohar Zisapel beneficially own, in aggregate, approximately 41.2% of our ordinary shares and, therefore, have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 26, 2012, Yehuda Zisapel and Zohar Zisapel (the Chairman of our Board of Directors), who are brothers, may be deemed to beneficially own an aggregate of 2,718,213 ordinary shares, including options and warrants exercisable for 148,986 ordinary shares that are exercisable within 60 days of March 26, 2012, representing approximately 41.2% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

We engage in transactions, and may compete with, companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

We are engaged in, and expect to continue to be engaged in, numerous transactions with companies controlled by Yehuda Zisapel and Zohar Zisapel.  We believe that such transactions are beneficial to us and are generally conducted upon terms that are no less favorable to us than would be available from unaffiliated third parties.  Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions. In addition, several products of such affiliated companies may be used in place of our products, and it is possible that direct competition between us and one or more of such affiliated companies may develop in the future.  Moreover, opportunities to develop, manufacture, or sell new products (or otherwise enter new fields) may arise in the future and may be pursued by one or more affiliated companies instead of with us.  This could materially adversely affect our business and results of operations.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

While we are headquartered in Israel, approximately 98% of our sales in 2011, 95.0% of our sales in 2010 and 96.6% of our sales in 2009 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

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

Pg. 18

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

Although we sell in markets throughout the world, most of our revenues are generated in U.S. dollars, and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today we have not entered into any hedging transactions in order to mitigate these risks. We may also be exposed to this risk to the extent that the rate of inflation in Israel exceeds the rate of potential devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.

Moreover, as our revenues are currently denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. An increasing portion of our revenues is now denominated in Brazilian Real, and in the future additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding having effective internal control procedures may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the "SEC").  The SEC, as directed by Section 404 ("Section 404") of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting.  In addition, if the public float of our shares were to exceed $75 million, the Company’s independent registered public accountants would be required to attest to and report on the effectiveness of the Company’s internal control over financial reporting.  Our management may not conclude that our internal controls over financial reporting are effective. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, we may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Pg. 19

If we determine that we are not in compliance with Section 404, we may be required to implement new internal controls procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as third party advisors fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in "Item 10—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of U.S. Holders of Ordinary Shares—Passive Foreign Investment Company Status," if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the U.S. Internal Revenue Service and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse United States tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" in respect of our ordinary shares.  For our 2011 taxable year, we believe that we should not be classified as a PFIC.  However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Pg. 20

The market price of our ordinary shares has and may continue to fluctuate widely, which has adversely affected and could adversely affect us and our shareholders.

From January 1, 2011 to March 28, 2012, our ordinary shares have traded on the NASDAQ as high as $14.71 and as low as $3.03 per share. As of March 28, 2012, the closing price of our ordinary shares on the NASDAQ was $5.24 per share.  The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

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

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility, and we may not be able to raise capital through an offering of securities, which would adversely affect our financial condition and our ability to maintain or expand our operations.

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

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol RDCM. To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum of $2.5 million in shareholders’ equity and a minimum bid price of at least $1.00 per share. On November 9, 2009, we received a NASDAQ Staff deficiency letter informing us that, as of September 30, 2009, our shareholders’ equity was $63,000 below the NASDAQ Capital Market minimum requirement for continued listing. On November 17, 2009, Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder, exercised warrants to purchase 20,313 ordinary shares at an exercise price of $3.20 per share for an aggregate purchase price of $65,000. Following Mr. Zisapel’s warrant exercise, our shareholders’ equity was above the $2.5 million minimum requirement.  The NASDAQ Staff informed us that it will continue to monitor our ongoing compliance with the minimum shareholders’ equity requirement.  Our shareholders’ equity as of December 31, 2011 was $10.4 million, and we believe that, as of the date of this Annual Report, our shareholders’ equity remains above the $2.5 million minimum requirement for continued listing.

Pg. 21

In addition, beginning on November 17, 2008 our share price decreased below the $1.00 minimum bid price per share. However, due to the extraordinary market conditions, NASDAQ implemented a temporary suspension on the enforcement of the minimum $1.00 bid price listing requirement for continued listing until July 20, 2009. Our share price continued to be below the $1.00 minimum bid price per share until September 9, 2009.  Since September 9, 2009, and as of the date of this Annual Report, our share price has continued to be above the minimum $1.00 bid price. As of March 28, 2012, the closing price of our ordinary shares on the NASDAQ was $5.24 per share.

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

Pg. 22

Risks Related to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in the State of Israel.  Political, economic and military conditions in Israel directly affect our operations.  Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.  Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel’s relationship with several Arab countries. Also, the political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates posed a major obstacle to relations between Israel and the Palestinian Authority, as well as to the stability in the Middle East as a whole. During the third quarter of 2006, Israel was engaged in war with the Hezbollah in Lebanon; however, the war did not materially affect the Company’s results. There have been extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when Hamas effectively took control of the Gaza Strip. Following seizing control over the Gaza Strip, Hamas has launched hundreds of missiles from the Gaza Strip against Israeli population centers, disrupting day-to-day civilian life in southern Israel. This led to an armed conflict between Israel and Hamas during December 2008 and January 2009, and at the beginning of 2011, a party identified with the Hezbollah took control over the Lebanese government.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Furthermore, while Israel has entered into peace agreements with both Egypt and Jordan, Israel has not entered into peace arrangements with any other neighboring countries and the numerous uprisings in North Africa and the Middle East, including in Egypt, Syria and Jordan which border Israel, have introduced additional uncertainty in the region. This and further deterioration could have an adverse effect on the relations between Israel and Egypt, which have been parties to a peace treaty since the late 1970s. Ongoing violence between Israel and the Palestinians, as well as tension between Israel and terror organizations and other countries in the Middle East and continued political or economic uncertainty, or violence, in the region, may have a material adverse effect on our business, financial condition and results of operations.

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

Pg. 23

We currently benefit from government programs that may be discontinued or reduced.

We currently receive grants under Government of Israel programs.  At December 31, 2011, our contingent liability to the Chief Scientist in respect of research grants received was approximately $28.6 million.  In order to maintain our eligibility for these programs, we must continue to meet specific conditions and pay royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs. These programs may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs.  If the Government of Israel discontinues or curtails these programs, our business, financial condition and results of operations could be materially adversely affected.  For more information, see "Item 4—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

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

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than do U.S. tax laws.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation to taxation prior to the sale of the shares received in such a stock-for-stock swap.

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

We are incorporated in Israel.   None of our executive officers or directors named in this Annual Report is a resident of the United States. A substantial portion of our assets and the assets of such persons are located outside of the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons or to effect service of process upon those persons.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Pg. 24

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

For a discussion of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects"

B.	BUSINESS OVERVIEW

Below are the definitions of certain technical terms that are used throughout this Annual Report that are important for understanding our business.

GLOSSARY
3G 3.5G	Third-generation digital cellular networks. 3.5 generation digital cellular networks.
4G	Fourth-generation digital cellular networks.
BSS
Business Support System: the components that a telephone operator uses to run its business operations that relate to the customer/subscriber usage; handles taking orders, processing bills, and collecting payments.

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

Pg. 25

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
Long Term Evolution (LTE) Network-Attached Storage (NAS)
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

Pg. 26

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

Pg. 27

Overview

We provide innovative service assurance and customer experience monitoring solutions for communications service providers and equipment vendors. We specialize in solutions for next-generation networks, both wireless and wireline. Our comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer quality of experience. Our products facilitate network and service performance analysis, troubleshooting calls and sessions and pre-mediation with an OSS/BSS.

We believe that we can be differentiated from our competitors in three main areas: (1) the advanced technology that underlies our solutions, especially the multi-technology correlation capabilities of our Omni-Q solution and our R70S probe, each described below; and (2) our proven ability to be flexible and responsive in an environment of rapidly changing technology and customer requirements, evolving industry standards and frequent new product introductions; and (3) our determination to become the industry’s "Number One in Customer Satisfaction."

During 2011 we continued a trend from 2008 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

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

Our unique service assurance solution presents a seamless integration between traditional network monitoring and troubleshooting solutions, and an advanced set of service assurance monitoring applications. This set of powerful and intuitive applications added to our proven Omni-Q service assurance solution provides solutions for every aspect of the network. This scalable solution for service assurance supports a wide range of applications: network troubleshooting, network quality monitoring, service quality monitoring, customer experience management, customer quality of service monitoring and customer service level agreements monitoring.

The Omni-Q system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, CDMA, IPTV, IMS data and others. Signaling and media attributes and quality measurement enhanced detail records ("eDRs") collected from the probes in the QManager (the central site-management software) are stored in the solution’s embedded Oracle database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators ("KPIs") and key quality indicators ("KQIs").

Pg. 28

Performers: Our legacy network protocol analyzer product lines offer cellular, VoIP and data communications operators with standalone solutions for network testing, troubleshooting and analysis. Our network analyzers support over 700 protocols with multiple interfaces, allowing users to quickly and simply troubleshoot and analyze complex networks.

Industry Background

Service providers deploy unified, packet-based platforms with broadband 3G and 4G technologies to enhance the value proposition of converged networks. These technologies allow service providers to offer new types of revenue-enhancing services, such as voice calls, video calls and mobile broadband, video streaming, music downloading and messaging solutions. Mainstream deployment of converged networks has begun and equipment vendors are under pressure to develop and improve the required technologies. Both types of our main market players (both equipment vendors and service providers) need sophisticated monitoring solutions.

Service providers need these solutions to reduce the time-to-market of new services while assuring the highest quality of experience to their customers. In today's market it is no longer enough to maintain the network performance and handle infrastructure faults, but it is essential to understand the real customer experience for the new services to assure customer adoption of new services and avoid customer churn.  For these reasons, the demand for next-generation probe-based service assurance and monitoring systems is growing.

For example, analysis from the OSS Observer in 2010 states that the service assurance probe system market is the most mature segment within the service assurance marketplace but continues to show strong growth to support new services as communication service providers migrate from circuit switched to IP technologies. Mobile data services are a rapidly growing field, whose growth is accelerated by the wide use of smartphones and mobile broadband.

Our Customers and the Markets for Our Solutions

The key benefits of our solutions to markets and customers are described below:

For Service Providers/Enterprises:

•	improved quality, availability and network utilization and lower churn rates;

•	improved efficiency of human resources allocation due to the utilization of a unified monitoring solution, ensuring ease of use and reduced learning curves; and

•
decreased support costs through centralized management, ability to offer premium service level agreements ("SLAs") and level of experience ("LOE") results based on measurable parameters and all-inclusive, probe-based solutions.

For Developers: Reduced time-to-market, reduced development costs, automated testing and application versatility from research and development ("R&D") to quality assurance ("QA") through final testing and field service.

Pg. 29

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

Our Strategy

Our objective is to continue expanding our sales by offering tailored solutions to service providers in targeted geographical regions, by continuing to pursue our goal of becoming the industry’s "Number One in Customer Satisfaction," and by extending our partnering and channeling activities. Key elements of our strategy include:

•
In emerging regions, targeting cellular and VoIP operators.  In many regions of Latin America, Eastern Europe, Africa and Asia, service providers continue to roll out cellular and VoIP networks.  We believe this represents a significant opportunity for RADCOM. In 2011, approximately 69% of our sales were derived from these regions, compared to approximately 63% of our sales in 2010, and we expect these regions to continue to make significant contributions to our revenues in the future. To improve our ability to reach and support customers in emerging markets, we continue to expand our distributor network and to provide comprehensive support and also formed a new subsidiary in Brazil in 2010.

•
In developed regions, targeting service providers migrating to LTE and IMS. In Europe and North America, we have begun to benefit from the migration of top-tier service providers to LTE and IMS activities and deployments, despite the fact that this market has been developing more slowly than initially expected. We are seeing the growing deployment of hybrid IMS/NGN networks, whose greater complexity dictates a need for more sophisticated monitoring solutions. We believe that our ability to secure initial customers with deployments of our solution in live LTE and IMS operational networks positions us to benefit from this trend in the future.

•
Continuous investment in the RADCOM brand as the industry’s "Number One in Customer Satisfaction." Customer satisfaction is difficult to achieve in the network monitoring business because of the technology challenges inherent in monitoring complex multi-service, multi-technology, interconnected networks, and our pursuit of this goal is a differentiating advantage. We believe that our efforts to assure customer satisfaction have contributed to the growth of our sales to existing customers, and, in some cases, have helped us to replace competitors’ systems. These efforts include enhancement of on-site support, customer-oriented product development and support of our representatives and distributors, each as further described below.

•
Continued investment in the technological excellence of our solutions. RADCOM’s products have always been differentiated by their advanced technology and their ability to offer comprehensive solutions in response to the industry’s most difficult problems. We intend to continue a high level of investment to maintain our technological edge in a dynamic environment. This includes hiring of skilled personnel and investing significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology and programming standards.

Pg. 30

Products and Solutions

We categorize our products into two primary lines:  (i) the Omni-Q network monitoring solution and (ii) the Performer family.

The Omni-Q Network Monitoring Solution

The Omni-Q is a unique, comprehensive, next-generation probe-based service assurance solution designed to enable telecommunications carriers to carry out end-to-end voice and data quality monitoring and to manage their networks and services.

The Omni-Q solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes covering various networks and services, including IMS, VoIP, UMTS, CDMA, LTE and data. These probes are based on RADCOM’s R70S probe and Performer family platforms, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis. The R70S probe platform consists of an embedded Linux platform based on our GearSet technology. The GearSet is a technology extension of our successful GEAR chip technology which allows full session tracing and analysis in a chip set while permitting wirespeed analysis of network services.

The Omni-Q is designed to enable service providers and vendors to succeed in their efforts to address significant technology challenges, including:

•	deployment of next-generation networks such as UMTS, CDMA2000 and Triple Play;

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

Pg. 31

In general, telecommunications service providers (wireless and wireline) use Omni-Q for the following tasks:

•
Troubleshooting – the Omni-Q enables service providers to "drill down" to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

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

By monitoring sessions that are meaningful to the end user, such as complete HTTP page downloads and large HTTP file downloads, the Omni-Q provides valuable insight into the customer experience (CEM) for mobile broadband and "walled garden" WAP portals. A large number of TCP metrics are measured for each TCP packet for all HTTP sessions and for all subscribers constantly. By analyzing these measurements in real time and applying business intelligence, the Omni-Q provides realistic insight not only into the quality of the end user’s experience but also into the corresponding quality of the Service Provider’s TCP/IP network.

By monitoring sessions that are meaningful to the end user, such as complete HTTP page downloads and large HTTP file downloads, the Omni-Q provides valuable insight into the customer experience (CEM) for mobile broadband and "walled garden" WAP portals. A large number of TCP metrics are measured for each TCP packet for all HTTP sessions and for all subscribers constantly. By analyzing these measurements in real time and applying business intelligence, the Omni-Q provides realistic insight not only into the quality of the end user’s experience but also into the corresponding quality of the Service Provider’s TCP/IP network.

The QVIP application, described below, ensures SLA troubleshooting, from services to session view. It can be used by various departments in an enterprise.

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

Omni-Q GSM/UMTS/CDMA2000/LTE Network Monitoring Solution: this component gives cellular service providers complete visibility into their networks, enabling real-time traffic analysis, fault detection, troubleshooting and data collection, as well as the identification of long-term trends. The system monitors and analyzes the performance of Radio Access, Core Signaling and Core IP components. It provides extensive and flexible KPIs and KQIs analysis with real-time alarms that allow operators to detect faults before their customers experience problems.

Pg. 32

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

The Performer’s architectural advantages include:

•	Single Platform: Our single-platform technology enables all functions to be performed on one platform, as opposed to the multi-system architecture of our competitors;

•	Scalable: Our solution is fully scalable, can be migrated quickly for use with new applications, and can be easily integrated with third-party applications; and

•	Distributed system: Our solution’s usage of GPS synchronization technology, IP connectivity and management console/server architecture makes it ideal for distributed environments.

Performer family solutions are used primarily by the following users:

•	converged service providers – for post-deployment quality management solutions and troubleshooting.

•	vendors of converged network solutions – for pre-deployment, predictive test systems.

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

Pg. 33

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

The Network Consultant is an advanced cellular network analysis application that enables mobile operators to quickly verify subscriber connectivity and proactively monitor end-to-end network performance.  It gathers and processes data from multiple server links from the Radio Access Network, Core signaling, and Core IP.  It enables full drill-down analysis capabilities of the call session, voice calls and video calls. Using the Network Consultant, customers can zoom in and view the signaling and procedures on each interface separately, whether from an online or offline vantage point. Both RANalysis and eDiamond are different tools within the Cellular Performer applications family, each being deployed for different purposes.

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

Pg. 34

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

•	MediaPro – a real-time hardware-based, multi-protocol, multi-technology VoIP and Video analyzer, capable of analyzing a wide variety of VoIP signaling protocols and media CODECs.

•	QPro – a multi-technology call quality analyzer that enables users to test many call quality parameters over a variety of interfaces.

The following table shows the breakdown of our consolidated sales for the fiscal years 2011, 2010 and 2009 by product line:

	Year ended December 31,
	2011	2010	2009
	(in thousands of U.S. dollars)
The Omni-Q family	$20,949	$17,489	$9,050
The Performer family and others	$1,038	$1,684	$2,868
Total	$21,987	$19,173	$11,918

Sales and Marketing Organization

We sell to customers throughout the world via both direct and indirect channels.

Indirect channels: In several markets we sell our products through a network of independent distributors who market data communications-related hardware and software products.  We currently have more than 35 independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas.  We have regional sales support offices in China, Singapore, India and Spain.  These offices support our distributors and direct sales in these regions.  We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

Our distributors serve as an integral part of our marketing and service network around the world. They are in charge of selling, deploying and servicing the system. In addition they offer technical support in the end-user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language.  We have a substantially standard contract with our distributors.  Based on this agreement, sales to distributors are generally final, and distributors have no right of return or price protection. The distributors do not need to disclose to us their customers’ names, prices or date of order.  To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale.  Usually, we are not a party to the agreements between distributors and their customers.  Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer.  According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to its customers.  This is a final sale, and there are no rights of return.  The distributor cannot sell this demo equipment to the end-user; the license is only for the distributor.  We do not consider this a benefit to the distributors since we sell only the demo systems with a special software discount.

Pg. 35

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

Direct channels: In North America we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which primarily sells our products to end-users directly or, in certain instances, through independent representatives.  Although our Omni-Q network monitoring solution is also sold on a non-exclusive basis by sales representatives, for the most part it is sold directly by RADCOM Equipment. The independent representatives are compensated by us on a commission basis.  The activities of our representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment’s employees, who also provide product support to our North American customers.  The independent representatives do not hold any of our inventory, and they do not buy products from us.  Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases provide training to the end-users.  The customers submit orders directly to RADCOM Equipment, which invoices the end-user customers and collects payment directly, and then pays commissions to the representatives for the sales in their territories.  The commission ranges between 7.5% and 15%, depending on the agreement RADCOM Equipment has with the individual representative.

Since 2008 we have been increasing our sales through a new direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. In these situations, we sell directly to customers and collect payment directly from them. If a distributor is engaged in the sale, we pay the distributor a commission, which is normally calculated as a percentage of the sale price. During 2011 this direct channel was used in certain markets, mainly in South America, Central America and Asia. In Brazil this activity was performed by our wholly-owned subsidiary RADCOM Brazil. We expect its use to continue to grow in future years, as direct agreements are increasingly required by our customers.

Geographic Markets: The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31,			Year ended December 31,
	(in millions of U.S. dollars)			(in percentages)
	2011	2010	2009	2011	2010	2009
Europe	6.4	4.8	5.8	29.1%	25.0%	48.7%
North America	3.2	3.0	2.8	14.5	15.6	23.5
Asia	4.3	3.6	2.2	19.6	18.8	18.5
South America (Excluding Brazil)	2.3	2.1	0.7	10.5	10.9	5.9
Brazil	5.2	4.1	-	23.6	21.3	-
Others	0.6	1.6	0.4	2.7	8.4	3.4
Total revenues	22.0	19.2	11.9	100.0%	100.0%	100.0%

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing.  Our principal competitors include JDSU (Agilent), Danaher (Tektronix), Tekelec, Astelia, Anritsu (Nettest), Accanto, Netscout, Osix, Exfo and Empirix. In addition to these competitors, we expect substantial competition from established and emerging communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.

Pg. 36

We believe that our competitive edge derives primarily from the advanced technology which underlies our probe-based solutions, and from our ongoing efforts to achieve superior customer satisfaction. In contrast with the solutions of most of our competitors, which were originally planned for the monitoring of legacy SS7 networks and then adapted to NGN IP-based architectures, our solutions were originally designed for NGN networks and the IP environment. Differentiated by the integration of high-performance active and non-intrusive probes with a relatively small footprint, our solution provides cost-effective, unified monitoring and analysis of high-capacity converged networks. In addition, we are investing significantly with the goal of achieving a differentiating high level of customer satisfaction (as described below) – a target that has proven to be difficult to achieve in our industry.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and we have established a strategic goal of establishing RADCOM as the industry’s "Number One in Customer Satisfaction." Investments that we are making to achieve this goal include:

•
Enhancement of on-site support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors and OEM partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We provide all customers with a free one-year warranty, which includes bug-fixing solutions and a hardware warranty on our products.  After the initial warranty period, we offer extended warranties which can be purchased for one, two or three-year periods. Generally the cost of the extended warranty is based on a percentage of the overall cost of the product as an annual maintenance fee.

•
Customer-oriented product development: with the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our products and guide our R&D roadmap.

•
Support of our representatives and distributors: we provide a high level of pre- and post-sale technical support to our distributors and representatives in the field. We use a broad range of channels to deliver this support, including help desks, websites, newsletters, technical briefs, E-Learning systems, technical seminars, and others.

Seasonality of Our Business

In addition to general market and economic conditions, such as overall industry consolidation, the pace of adoption of new technologies, and the general state of the economy, our orders are affected by our customers’ capital spending plans and patterns. Our orders, and to a lesser degree revenues, are typically highest in our fourth fiscal quarter when our customers have historically increased their spending to fully utilize their annual capital budgets. Consequently, our first quarter orders are usually lower compared to the last quarter of the previous year, and often are the lowest of the year.

Pg. 37

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

Research and Development

The industry in which we compete is subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements.  As a result, our success, in part, depends upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and reduce total cost of ownership.  In order to achieve these objectives, we work closely with current and potential end-users, distributors and manufacturers' representatives and leaders in certain data communications and telecommunications industry segments to identify market needs and define appropriate product specifications.  We intend to continue developing products that meet key industry standards and to support important protocol standards as they emerge.  Still, there can be no assurances that we will be able to successfully develop products to address new customer requirements and technological changes, or that such products will achieve market acceptance.

Our gross research and development costs were approximately $5.9 million in 2011, $4.3 million in 2010 and $4.2 million in 2009, representing 26.7%, 22.5% and 35.4 % of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $1.2 million in 2011, $1.4 million in 2010 and $1.6 million in 2009. For more information on the Chief Scientist, see "Israeli Office of the Chief Scientist" below. We expect to continue to invest significant resources in research and development.

As of December 31, 2011, our research and development staff consisted of 56 employees, an increase of 12 employees compared to December 31, 2010.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the "Chief Scientist"). Grants received under such programs are repaid through a mandatory royalty based on revenues from products developed pursuant to such programs or deriving therefrom (and related services).  This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984  and the regulations promulgated thereunder (the "R&D Law").

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the Research Committee of the Chief Scientist (the "Research Committee") are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the Research Committee.

Pg. 38

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products developed pursuant such programs or deriving therefrom  (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.  As of December 31, 2011, our royalty rate was 3.5%.

The R&D Law generally requires that the product developed under a program be manufactured in Israel.  However, following notification to the Chief Scientist (provided that the Research Committee did not  provide its objection), up to 10% of the manufacturing volume may be performed outside of Israel; furthermore, with the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, in both cases provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased, which increase might be up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel.  The R&D Law further permits the Chief Scientist to approve the transfer of manufacturing rights outside of Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The R&D Law also allows as part of its approval of the program in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Research Committee is convinced that doing so is essential for the execution of the program.  This declaration is a significant factor in the determination of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted.   An increased royalty rate and repayment amount will be required in such cases.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the Research Committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law prohibits the transfer of Chief Scientist-funded know-how outside of Israel, absent Chief Scientist approval which may be granted under certain circumstances in the following cases: (a) if the subject company pays to the Chief Scientist a portion of the sale price paid in consideration of such funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, the portion to be paid in respect of a sale of the grant recipient itself will change upon the applicable rules coming into effect; (b) if the subject company receives know-how from a third party in exchange for its funded know-how; (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities; or  (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the subject company.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The R&D Law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the Chief Scientist may require additional information or representations in respect of certain of such events.  For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law. Furthermore, the R&D Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

Pg. 39

Failure to meet the R&D Law’s requirements may subject us to mandatory repayment of grants received by us (together with interest and penalties), as well as expose us to criminal proceedings. In addition, the Government of Israel may from time to time audit sales of products which it claims incorporates technology funded through Chief Scientist programs which may lead to additional royalties being payable on additional products.

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive.  In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2011, our contingent liability to the Chief Scientist in respect of grants received was approximately $28.6 million.

In May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2011. During 2011 we reviewed with the Chief Scientist these alleged miscalculation differences and now await further instructions. At this preliminary stage we are unable to assess the merits of the aforesaid arguments raised by the Chief Scientist.

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation") funding for the research and development of products.  As of December 31, 2011, our contingent liability to the BIRD Foundation for funding received was approximately $342,000.  We have not received grants from the BIRD Foundation since 1995.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own registered trademarks for the names Omni-Q, GearSet, and Wirespeed.  In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and manufacturer’s representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents or trademarks (except for those listed above).

Employees

As of December 31, 2011, we had 101 employees located in Israel, 9 employees of RADCOM Equipment located in the United States, 11 employees of RADCOM Brazil located in Brazil and 11 employees in total located in Spain, Singapore, Guatemala, India and China, collectively. As of December 31, 2010, we had 91 employees located in Israel, 7 employees of RADCOM Equipment located in the United States and 11 employees in total located in Spain, Singapore, Brazil, India and China, collectively.  As of December 31, 2011, of the 101 employees located in Israel, 56 were employed in research and development, 8 in operations (including manufacturing and production), 27 in sales and marketing and customer support and 10 in administration and management.  Of the 9 employees located in the United States, 8 were employed in sales and marketing and 1 was employed in administration and management.  Of the 11 employees located in the Brazil, 10 were employed in sales and marketing and 1 was employed in administration and management. Of the 11 employees located in Spain, Singapore, Guatemala, India and China, all were employed in sales and marketing. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2011, of our 132 employees located worldwide, 124 employees were permanent employees and 8 were temporary employees. All of our permanent employees have employment agreements and except in Brazil none of them are represented by labor unions. Our temporary employees (i.e., our employees who do not receive a monthly salary) are paid an hourly rate, have employment agreements and are not represented by a labor union.

Pg. 40

Although we are not a party to a collective bargaining agreement, we are subject to the provisions of the extension orders applicable to all employees in the Israeli market, including, transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry.  Israeli labor laws are applicable to all of our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, a general practice we follow is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as "Managers’ Insurance" or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment.  Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 13.3% and 15.8% of the employee’s base salary.  Full-time employees who are not insured in this way, if any, are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary, and on top of such contributions we are required to contribute additional contributions for severance liability as provided by law (3.34% during 2011).  We also provide our permanent employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary (generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employee’s base salary.  All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the consumer price index.  The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut.  Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount equal to up to 20% of the employee’s base salary.

Pg. 41

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

Yehuda Zisapel and Zohar Zisapel are co-founders and principal shareholders of the Company.  Individually or together, they are also founders, directors and principal shareholders of several other privately and publicly held high technology and real estate companies which, together with us and the other subsidiaries and affiliates, are known as the "RAD-BYNET Group."  In addition to engaging in other businesses, members of the RAD-BYNET Group are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products. The Company has limited competition with Radvision Ltd., part of the RAD-BYNET Group, which supplies as part of its technology package a protocol simulation that may serve some of the needs of our customers for test equipment.  Some of the products of members of the RAD-BYNET Group are complementary to, and have been and are currently used in connection with, our products. For more information, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transaction" below.

D.	PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property.  We currently lease an aggregate of approximately 1,874 square meters of office premises in Tel Aviv, which includes approximately 1,795 square meters from affiliates of our principal shareholders.  Our manufacturing facilities consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2011, aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $507,000, of which approximately $365,000 was paid to affiliates of our principal shareholders.  We may, in the future, lease additional space from affiliated parties.  We also lease office space in Paramus, New Jersey from an affiliate. In 2011, we leased approximately 4,604 square feet from an affiliate, approximately 517 square feet of which we now sub-lease to a related party. In 2011, aggregate annual lease payments for the premises were approximately $85,000 and we received $9,000 from the related party for those sub-leases. We also lease approximately 142 square meters of office space in Beijing.  In 2011, our aggregate annual lease payments for such premises were approximately $33,000. We also lease approximately 105 square meters of office space and approximately 35 square meters of apartment space in Sao Paolo.  In 2011, our aggregate annual lease payments for those premises were approximately $66,000. For more information, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transaction" below.

Pg. 42

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

General

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

We commenced operations in 1991. Since then, we have focused on developing and enhancing our products, building our worldwide direct and indirect distribution network and establishing and expanding our sales, marketing and customer support infrastructures.

Pg. 43

Most of our revenues are generated in U.S. dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency and our consolidated financial statements are prepared in dollars.

Our technology vision is based on an architectural evolution of networking from simple connectivity of products to application systems, or as we refer to it, the "Application Provider."  As such, many of our strategic initiatives and investments are aimed at meeting the requirements of Application Providers of 3G cellular and Triple Play networks.  If networking evolves toward greater emphasis on Application Providers, we believe we have positioned ourselves well relative to our key competitors.  If it does not, however, our initiatives and investments in this area may be of no or limited value.  As a result, we cannot quantify the impact of future new product introductions on our historical operations or anticipated impact on future operations.

Our business has been improving since the middle of 2009 following the recovery after the severe impact of the global economic slowdown. As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G and 4G cellular, Voice over IP and Triple Play networks.  During 2010 and 2011, we focused our sales efforts on targeted emerging markets, in which operators are rolling out 3G and 4G cellular and Voice over IP networks, and on developed markets currently introducing Triple Play services based on the IMS platform and mobile broadband services. These market segments continued to grow in 2011, after the global economic slowdown, and are expected to continue to grow in 2012 and beyond, helping us to continue to improve our business.

Throughout 2010 and 2011, we followed a three-pronged sales strategy designed to expand our sales pipeline and revenues:

•	In emerging markets, including South America, Central America, Eastern Europe, Africa and Asia, our strategy has been to target customers rolling out cellular and Voice Over IP services.

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

During 2010 and 2011, we focused mainly on our concrete emerging markets and developed markets strategies and to a lesser extent on our collaboration efforts with third parties.

In parallel, we have been investing to achieve industry recognition for the RADCOM brand as the industry’s "Number One  in Customer Satisfaction."

During 2011 we continued a trend, which started in 2008, of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators. As a result, the average deal size increased, payment terms became longer and our right to collect payment became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition. These changes created fluctuations in our quarterly results as well.

Pg. 44

Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of extended warranty services. Product revenues consist of gross sales of products, less discounts and refunds.

Cost of sales.  Cost of sales consists primarily of our manufacturing costs, warranty expenses, allocation of overhead expenses and royalties to the Chief Scientist. As part of our plan to reduce product cost and improve manufacturing flexibility, we have shifted several years ago to a subcontracting model for the manufacturing of our products.  Currently, the functions performed by us are the planning and integration of other companies’ solutions into our products, while the subcontractors purchase most of the component parts, assemble the product and test it. These functions can be divided as follows:

RADCOM	Subcontractor
Planning	Purchasing component parts
Integration	Assembly
Testing

We provide certain of our subcontractors a non-binding rolling forecast every quarter for the coming year, and submit binding purchase orders quarterly for material needed in the next quarter.  Purchase orders are generally filled within three months of placing the order.  We are charged by the unit, which ensures that unnecessary charges for reimbursements are minimal.  We are not required to reimburse subcontractors for losses that are incurred in providing services to us, and there are no minimum purchase requirements in our subcontracting arrangements.  If we change components in our products, however, and the subcontractor already bought components based on a purchase order, we would reimburse the subcontractor for any expenses incurred relating to the subcontractor’s disposal of such components.  The subcontracting arrangements are generally governed by one-year contracts that are automatically renewable and that can be terminated by either party upon ninety days’ written notice.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the number of people that we have in operations and in customer support, the bargaining power of larger clients, product mix and integration of other companies’ solutions into our own. During the initial launch and manufacturing ramp-up of a new product, our gross profit is generally lower as a result of manufacturing inefficiencies during that period.  As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves. In addition, we attempt to implement engineering and other improvements to our solutions to reduce their cost. For example, in 2009 we announced the inclusion of new server technologies from Hewlett Packard in our monitoring solutions, an innovation which improves the performance and capacity of our solutions while reducing their cost. Most of our products consist of a combination of hardware and software.  Following an initial purchase of a product, a customer can add additional functions by purchasing software packages.  These packages may add functions to the product such as providing additional testing data or adding the ability to test equipment based on different transmission technologies.  Since there are no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher. Our strategy is to continue to increase our percentage of direct sales, such as in Brazil and India, as mentioned above.

Research and Development.  Research and development costs consist primarily of salaries and, to a lesser extent, payments to subcontractors and for raw materials and overhead expenses.  We use raw materials to build prototypes of our products.  These prototypes have no value since they cannot be sold or otherwise capitalized as inventory.  The allocation of overhead expenses consists of a variety of costs, including rent and office expenses (including telecommunications expenses). The methodology for allocating these expenses depends on the nature of the expense.  Costs such as rent and associated costs are based on the square meters used by the R&D department.  There has been no change in methodology from year to year.  The R&D expenses have been partially offset by royalty-bearing grants from the Chief Scientist.

Pg. 45

Sales and Marketing.  Sales and marketing expenses consist primarily of salaries, commissions to representatives, advertising, trade shows, promotional expenses, web site maintenance, and overhead expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Expenses, Net.  Financial expenses, net, in 2011, consist primarily of interest earned on bank deposits and gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-dollar currencies. In 2010, Financial expenses, net, consist primarily of interest expenses on bank short-term loans and interest expenses paid on our venture lending loan from Plenus which was fully paid in 2010 (as described below under "Venture Loan from Plenus") and changes in the fair value of the warrant granted to Plenus.

Summary of Our Financial Performance in Fiscal Year 2011 Compared to Fiscal Year 2010

For the year ended December 31, 2011 our revenues were $22.0 million compared with $19.2 million in 2010, an increase of 15%. On an operating basis, the Company burned $3.3 million of cash from operating activities during 2011, compared to a burn of $2.5 million during 2010.  The Company’s net loss for the year ended December 31, 2011 was $1.9 million compared with a $0.6 million net income for 2010. Although we increased our revenues in 2011, we incurred a net loss due to strategic investments in manpower and offices outside of Israel.

As of December 31, 2011, our cash and cash equivalents totaled $2.9 million, compared with $5.7 million as of December 31, 2010. The decrease reflected our strategic investment in expanding our direct sales capabilities by developing our offices in Singapore, India and Brazil, our investment in sales and R&D activities and a significant pay-out of import and other taxes in Brazil which was offset against relatively high receivables from customers.

After delivering very low revenue figures and operating results in the first quarter of 2009, as a result of the global economic crisis, the following three quarters showed steady sequential improvement, and during the fourth quarter of the year the Company returned to profitability for the first time since the fourth quarter of 2007. This trend continued through 2010 and the first, second and fourth quarters of 2011 as well. In the third quarter of 2011 we incurred a net loss due to fluctuations in revenue and the deferral of revenue recognition from the third quarter to the fourth quarter. During 2011 we continued a trend, which started in 2008, of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

Pg. 46

Reportable Segments

Management receives sales information by product groups and by geographical regions.  The cost of material and related gross profit for the Omni-Q and the Performer family are almost identical.  Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e. they are not allocated to product groups or geographical regions).  Because a measure of operating profit or loss by product groups or geographical regions is not presented to management due to shared resources we have concluded that we operate in one reportable segment.

A.	OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year Ended December 31,
	2011	2010	2009
Sales	100.0%	100.0%	100.0%
Cost of sales	30.4	33.8	34.1
Gross profit	69.6	66.2	65.9
Operating expenses:
Research and development	26.7	22.5	35.4
Less royalty-bearing participation	5.6	7.4	13.7
Research and development, net	21.1	15.1	21.7
Sales and marketing	45.4	36.3	49.0
General and administrative	10.1	8.0	13.7
Total operating expenses	76.6	59.4	84.4
Operating income (loss)	(7.0)	6.8	(18.5)
Financial income (loss), net	(1.7)	(3.8)	(3.7)
Net income (loss)	(8.7)	3.0	(22.2)

Financial Data for Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Revenues
	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2011 vs.	2010 vs.
	2011	2010	2009	2010	2009
The Omni-Q family	20.9	17.5	9.0	19	94
The Performer family and others	1.1	1.7	2.9	(35)	(41)
Total revenues	22.0	19.2	11.9	15	61

Revenues.  In 2011, our revenues increased by 15% compared to 2010, reflecting the on-going recovery from the global economic slowdown and the increased pressure on the telecom networks felt by telecom companies in response to the increasing usage of mobile data applications as well as the explosion of smartphone traffic and its devastating effect on network quality. This caused higher demand for our products and the industry’s recognition of our solutions as an effective response to service quality problems. The trend, which started in 2008, of increasing our average deal size from small deals to medium and large-sized deals continued in 2011. However, the increased complexity that characterizes larger deals led to longer sales cycles and an increase in conditional payment terms, which in turn led to longer time delays between the date of receiving orders and full revenue recognition, which is currently an average of 6 to 12 months.

In 2011, our revenues from warranty services increased by 16% compared to 2010.  This increase is attributed mainly to the ongoing increases in sales over the last few years and an increase in customer warranty renewals.

Pg. 47

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, and RADCOM Brazil, our wholly-owned subsidiary in Brazil, as well as independent representatives, and more than 35 independent distributors in over 35 other countries.  The table below shows the sales breakdown by territory:

	Year Ended December 31,			Year Ended December 31,
	(in millions of U.S. dollars)			(as percentages)
	2011	2010	2009	2011	2010	2009
Europe	6.4	4.8	5.8	29.1%	25.0%	48.7%
North America	3.2	3.0	2.8	14.5	15.6	23.5
Asia	4.3	3.6	2.2	19.6	18.8	18.5
South America (Excluding Brazil)	2.3	2.1	0.7	10.5	10.9	5.9
Brazil	5.2	4.1	-	23.6	21.3	-
Others	0.6	1.6	0.4	2.7	8.4	3.4
Total revenues	22.0	19.2	11.9	100.0%	100.0%	100.0%

During 2011, no single customer accounted for more than 10% of our sales. In 2010, one customer in Brazil accounted for approximately 13% of our sales. During 2009, no single customer accounted for more than 10% of our sales. During 2011, the relative increase of sales in South America mostly due to our sales in Brazil, was larger than other geographical areas, reflecting the ongoing high level of marketing efforts together with the market need in this region, which led to a significant increase in sales.

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2011	2010	2009
Cost of sales - Product	6.1	6.1	3.5
Cost of sales - Services	0.6	0.4	0.6
Total Cost of sales	6.7	6.5	4.1
Gross profit	15.3	12.7	7.9

Cost of sales.  During 2011, profitability on our variable costs, which include hardware production, packaging, royalties to the Chief Scientist, license fees paid to third parties and import taxes were 75% compared to 74% in 2010. This slight improvement was mainly due to the reduction of our manufacturing costs of our hardware, mainly by introducing during 2010 our new R70S probe platform.

In 2011, our gross margins were 70%, the same as our target, compared to 66% in 2010, which reflected the increase in our revenues for the year.

Our cost of sales consisted of fixed costs, which include employees’ salaries and related costs and overhead expenses, of approximately $2.0 million for 2011 compared to $1.6 million in 2010.  This increase is due to the increase of post-sale support that we provided, which is allocated to the cost of sales. Our cost of sales included an expense of $27,000 for share-based compensation in 2011 and $5,000 for share-based compensation in 2010.

Pg. 48

Operating Costs and Expenses

The following table provides the operating costs and expenses of the Company in 2011, 2010 and 2009, as well as the percentage change of such expenses in 2011 compared to 2010 and in 2010 compared to 2009:

	Year ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2011 vs.	2010 vs.
	2011	2010	2009	2010	2009
Research and development	5.8	4.3	4.2	34.9	2.3
Less royalty-bearing participation	1.2	1.4	1.6	(14.3)	(12.5)
Research and development, net	4.6	2.9	2.6	58.6	11.5

Sales and marketing	10.0	7.0	5.8	42.9	20.7

General and administrative	2.2	1.5	1.6	46.7	(6.3)
Total operating expenses	16.8	11.4	10.0	47.3	14.0

Research and Development. Research and development expenses, gross, increased from $4.3 million in 2010 to $5.8 million in 2011. As a percentage of total revenues, research and development expenses, gross, increased from 22.5% in 2010 to 26.7% in 2011. The increase in our gross research and development expenses from 2010 to 2011 is mainly attributable to an increase in the number of employees and related expenses by the amount of $1.2 million offset by a decrease of $0.1 million in materials and sub-contractors and a decrease of $0.2 million in office expenses. As of December 31, 2011, we employed 56 research and development engineers, compared to 44 as of December 31, 2010. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to further increase our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $218,000 for share-based compensation in 2011 and $10,000 for share-based compensation in 2010. This increase was mainly a result of the change in the Company’s vesting period in most of the options granted during 2011 from four years to one year, which accelerated the share-based compensation cost and a higher weighted average exercise price of options granted during 2011 compared to options granted during 2010.

Sales and Marketing.  Sales and marketing expenses increased from approximately $7.0 million in 2010 to approximately $10.0 million in 2011. The increase in our sales and marketing expenses from 2010 to 2011 is mainly attributable to an increase in the number of employees and related expenses by the amount of $2.6 million, of which $1.4 million relates to employees in offices outside of Israel mainly in Brazil and $0.8 million relates to employees in Israel. As a percentage of total revenues, sales and marketing expenses in 2011 and 2010 were 45.3% and 36.4%, respectively. Our sales and marketing expenses included an expense of $231,000 for share-based compensation in 2011 and $36,000 for share-based compensation in 2010.  This increase was mainly a result of the change in the Company’s vesting period in most of the options granted during 2011 from four years to one year which accelerated the share-based compensation cost and a higher weighted average exercise price of options granted during 2011 compared to options granted during 2010.

Pg. 49

General and Administrative.  General and administrative expenses increased from approximately $1.5 million in 2010 to approximately $2.2 million in 2011. This increase is mainly attributed to the decrease in provision for bad debts done in 2010 totaling approximately $595,000. As a percentage of total revenues, general and administrative expenses in 2011 and 2010 were 10% and 8%, respectively. Besides the share-based compensation related to the grant to directors, our general and administrative expenses included $249,000 for share-based compensation in 2011 and $103,000 for share-based compensation in 2010.  This increase was mainly a result of the change in the Company’s vesting period in most of the options granted during 2011 from four years to one year which accelerated the share-based compensation cost and a higher weighted average exercise price of options granted during 2011 compared to options granted during 2010.

Financial Expenses, Net.  In 2011, we recorded financial expenses, net, of approximately $384,000 compared to $722,000 in 2010. The decrease in financial expenses is attributable mainly to the loan from Plenus, which was re-paid in 2010 and change in the fair value of warrant and interest and accretion of discount on the loan, all of which don’t exist in 2011. This decrease is offset in part by an increase in exchange translation by foreign currency fluctuations of $322,000.

Financial Data for Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  In 2010, our revenues increased by 61% compared to 2009, reflecting the recovery from the global economic slowdown and the increased pressure on the telecom networks felt by telecom companies in response to the increasing usage of mobile data applications. The trend, which started in 2008, of increasing our average deal size from small deals to medium and large-sized deals continued in 2010. However, the increased complexity that characterizes larger deals led to longer sales cycles and an increase in conditional payment terms, which in turn led to longer time delays between the date of receiving orders and full revenue recognition, currently on an average of 6 to 12 months.

One customer in Brazil accounted for approximately 13% of our sales in 2010. During 2009 no single customer accounted for more than 10% of our sales. During 2010 the relative increase of sales in South America was larger than other geographical areas reflecting the high level of marketing efforts together with the market need in this region which led to a significant increase in sales.

Cost of sales.  During 2010, profitability on our variable costs, which include manufacturing cost of materials, royalties to the Chief Scientist and others and post-sale support that we provide, was 74% compared to 73% in 2009. This slight improvement was mainly due to improvement in the performance and capacity of our solutions while reducing their costs and the decreasing of our manufacturing costs of our hardware, mainly by introducing our new R70S probe platform.

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

Pg. 50

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

General and Administrative.  General and administrative expenses decreased from approximately $1.6 million in 2009 to approximately $1.5 million in 2010. This decrease is mainly attributed to the decrease in provision for bad debts totaling approximately $595,000 countered by share-based compensation expense of $410,000 regarding grant of options to our directors in 2010. As a percentage of total revenues, general and administrative expenses in 2010 and 2009 were 8% and 13.8% respectively. Beside the share-based compensation related to the grant to directors, our general and administrative expenses included $103,000 for share-based compensation in 2010 and $117,000 for share-based compensation in 2009.  This decrease was mainly as a result of the decrease of share-based compensation cost as a result of the decreased value of the awards granted in the years 2009 and 2010.

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

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. Since we pay the salaries of our Israeli employees in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar.  While we incur some expenses in NIS, inflation in Israel will have a negative effect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar. For our Brazilian subsidiary, the functional currency has been determined to be their local currency. Assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders' equity.

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar.  In the first two quarters of 2008, for example, the value of the NIS expressed in dollar terms increased significantly, raising our Israeli-based costs as expressed in dollars.  Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations. This trend was reversed during the second half of 2008 and during the first half of 2009.  During the second half of 2009 this trend returned but was less drastic, continuing to be less drastic in 2010 and 2011 as well. Based on our budget for 2012, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by $70,000 per quarter and vice versa.

Pg. 51

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2010 tax year, 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance New Version, 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years.  Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Our effective corporate tax rate may exceed the Israeli tax rate.  Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.

We recorded a valuation allowance at December 31, 2011 for all of our deferred tax assets.  Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds of our 1997 initial public offering, our 2004, 2008 and 2010 private placement transactions, and from a venture lending loan secured in 2008. Cash and cash equivalents at December 31, 2011, 2010 and 2009 were approximately $2.9 million, $5.7 million and $3.3 million, respectively.

We generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions and a venture capital loan. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and on the positive trends demonstrated in most of the markets in which we operated during 2010 and 2011. There is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Net Cash Provided by/(Used in) Operating Activities. Net cash provided by (used in) operating activities was approximately $(3.3) million in 2011, $(2.5) million in 2010 and $0.9 million in 2009.  The negative net cash flow in 2011 was primarily due to a net loss of approximately $1.9 million, an increase of $1.8 million in other current assets and an increase of $2.7 million in inventories. This was partially offset by the following: decrease of approximately $1.4 million in trade receivables, decrease of approximately $0.5 million in other payables and accrued expenses and non-cash share options compensation of $0.8 million. The negative net cash flow in 2010 was primarily due to an increase of $2.6 million in trade receivables, an increase of $1.1 million in other current assets and an increase of $1.1 million in inventories. This was partially offset by the following: net income of approximately $0.6 million, an increase of approximately $1.6 million in trade payables, an increase in share options compensation of $0.6 million and an increase in value of warrants granted to Plenus of $0.5 million. The positive net cash flow in 2009 was primarily due to a decrease of $3.5 million in trade receivables, an increase of approximately $1.0 million in other payables and accrued expenses and a decrease of $0.4 million in other current assets. This was partially offset by the following: a loss of approximately $2.6 million, a decrease of approximately $1.0 million in trade payables, a decrease in deferred revenue of approximately $0.8 million, a decrease in severance pay, net of $0.4 million, and a decrease of approximately $0.2 million in inventory, in addition to employees’ share-option compensation of approximately $272,000, approximately $481,000 of depreciation expenses and approximately $215,000 of valuation of a warrant granted to Plenus.

Pg. 52

The trade receivables and days of sales outstanding (DSO) are primarily impacted by payment terms, shipment linearity in the quarter and collections performance.  Trade receivables for 2011 decreased to $5.4 million from $6.9 million for 2010, reflecting the shortening of our DSOs and improvement of our cash collections cycle despite the increase in total revenues. We believe that continued expansion of our business, particularly in emerging markets, may require continued investments in working capital as many customers require commercial terms which result in slower billings and a longer cash collection cycle.

The increase in inventories in 2011 was mainly due to the increase in inventory delivered to customers but for which revenue criteria have not been met and will be recognized in the future.

The increase in other current assets in 2011 was primarily a result of an increase in indirect tax advances paid in Brazil.

Net Cash Used in Investing Activities.  Our investing activities generally consist of purchase of equipment. Net cash used in investing activities in 2011, 2010 and 2009 totaled approximately $103,000, $56,000 and $27,000, respectively.  These expenditures were principally for computers and equipment purchases.

Net Cash Provided by/(Used in) Financing Activities. In 2011, net cash provided by financing activities totaled approximately $0.8 million, including the exercise of options of $144,000 and warrants of $623,000. In 2010, net cash provided in financing activities totaled approximately $5.0 million, including the $5.4 million from the private placement as described below under "Private Placement - 2010", and exercise of options of $643,000 and warrants of $353,000 which was offset by approximately $(1.3 million) repayment of the venture loan. In 2009, net cash used in financing activities totaled approximately $(1.1 million), including the $(1.2 million) repayment of the venture loan which was offset by approximately $65,000 cash provided by the exercise of warrants from the 2008 Private Placement.

Private Placements

Private Placement - 2010

During October and November 2010, we raised $5.5 million in a private placement, or the 2010 PIPE, of ordinary shares and warrants.  Under the 2010 PIPE transaction, we issued 643,277 ordinary shares for an aggregate purchase price of $5.5 million, or $8.55 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the 2010 PIPE also included Zohar Zisapel, our Chairman.  We also issued to the investors warrants to purchase up to 214,426 ordinary shares at an exercise price of $10.69 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the 2010 PIPE. As part of the 2010 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2010 PIPE (including the shares underlying the warrants). Our net proceeds from the offering were approximately $5.4 million. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of $2.3 million. As of December 31, 2011, no warrants were exercised.

Pg. 53

Private Placement - 2008

In February 2008, we raised $2.5 million in a private placement, or the 2008 PIPE, of ordinary shares and warrants.  Under the 2008 PIPE transaction, we issued 976,563 ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share (this price per share reflects a four-for-one reverse share split which we effected in June 2008).  The investors in the 2008 PIPE also included Zohar Zisapel, our Chairman.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants were exercisable for three years from the closing date of the 2008 PIPE. As part of the 2008 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2008 PIPE (including the shares underlying the warrants).   Our net proceeds from the offering were approximately $2.4 million. In 2011, 2010 and 2009, the investors exercised warrants to purchase 194,531, 110,676 and 20,313 ordinary shares, respectively. Our net proceeds from these exercises were approximately $1.0 million.

Venture Loan from Plenus

In April 2008, we closed a $2.5 million venture loan from Plenus, a leading Israeli venture-lending firm. The loan was for a period of three years, and with a 10% rate of interest per annum. In addition, we granted Plenus a warrant to purchase our ordinary shares in the amount of $450,000. The warrant was exercisable for a period of five years, and its exercise price is $2.56 per share (this price per share reflects a four-for-one reverse share split which we effected in June 2008). The exercise price (and consequently the number of shares to be issued) is subject to certain adjustments should we issue additional shares or convertible securities at an effective price per share which is lower than the exercise price.  Other adjustments to the exercise price include M&A transactions, payment or distribution of certain dividends, subdivision or combination of outstanding shares.  The warrant was fully exercised in September 2010.  We also granted Plenus registration rights in respect of the shares underlying the warrant. In connection with the loan from Plenus, we granted Plenus a fixed charge over our intellectual property assets and a floating charge over our assets. Radcom Equipment Inc., our U.S. subsidiary, granted Plenus a security interest over its assets, and our subsidiaries provided Plenus with guarantees with respect to the loan. On September 7, 2010 we repaid the remainder of the loan amount to Plenus, seven months in advance of the scheduled maturity date and all floating charges were removed.

We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders (collectively, the "RAD-BYNET Group").  Of these agreements, the office space leases and the distribution agreement with Bynet Electronics Ltd. in Israel are material to our operations.  The pricing of the transactions was determined based on negotiations between the parties.  Members of our Board of Directors and management reviewed the pricing of the leases and the distribution agreement and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties.  We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-BYNET Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us. For more information, see "Item 7—Major Shareholders and Related Party Transactions—Related Party Transaction" below.

Pg. 54

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

Government Grants and Related Royalties

The Government of Israel, through the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Chief Scientist totaling approximately $1.2 million in 2011, $1.4 million in 2010 and $1.6 million in 2009. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalties’ expenses relating to the Chief Scientist grants included in the cost of sales for years ended December 31, 2011, 2010 and 2009 were $759,000, $793,000 and $380,000, respectively. The total research and development grants that we have received from the Chief Scientist as of December 31, 2011 were $33.4 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2011, the accumulated interest was $4.9 million, the accumulated royalties paid to the Chief Scientist were $9.7 million and our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $28.6 million.  For additional information, see "Item 4—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation.  Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2011, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $342,000.  Since 1995 we have not received grants from the BIRD Foundation.

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

Pg. 55

Revenue recognition. Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. Our arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

Most of our revenues are generated from sales to independent distributors. We have a contract that is standard in substance with our distributors. Based on this contract, sales to distributors are final and distributors have no rights of return or price protection. We are not a party to the agreements between distributors and their customers. Revenues from selling these products to these distributors are deferred until our products are delivered, provided that all other revenue recognition criteria are met.

We also generate sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly and then pay commissions to the representative for the sales in their territory.

During the first quarter of 2010, we adopted the guidance of ASU No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements", and ASU No. 2009-14, "Software (Topic 985): Certain Revenue Arrangements That Include Software Elements". ASU No. 2009-13 affects accounting and reporting for all multiple-deliverable arrangements.  As such, we prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2010. The amendments in the ASU No. 2009-14 provide that tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605.  In addition, the amendments require that hardware components of a tangible product containing software components always be excluded from the software revenue guidance. The adoption of the amended revenue recognition rules did not significantly change the timing of revenue recognition and did not have a material impact on the consolidated financial statements for the years ended December 31, 2010.

ASU No. 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a sale arrangement.  The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.  The amendments in this ASU eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable's selling price.

Pg. 56

The new accounting standards for revenue recognition if applied in the same manner to the period ended December 31, 2009 would not have had a material impact on net revenues for that fiscal period.

Under our selling arrangements, we provide a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of our products. Accordingly, we record an appropriate provision for Warranty in accordance with ASC 450 "Contingencies" (see Note 2k). After the Warranty period initially provided with our products, we may sell extended warranty contracts on a standalone basis, which include bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts."  Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

The customer may purchase an extended warranty with the initial sale. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

Until January 1, 2010, revenue from product sales was recognized in accordance with ASC 985-605, "Software Revenue Recognition", when the following criteria were met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectability is probable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Amounts received from customers prior to product shipments are classified as advances from customers.

As required by ASC 985-605, we determined the value of the product component of its multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements. VSOE is based on the price charged when an element is sold separately or renewed.

Deferred revenues. Represent mainly the unrecognized fees collected for extended warranty services.

Allowance for doubtful accounts.  We maintain an allowance for doubtful accounts for losses that may result from the failure of our customers to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts.

Inventories.  Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

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

Pg. 57

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

In May 2011, the Financial Accounting Standards Board issued guidance which changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The option to disclose the components of other comprehensive income within the statement of stockholders’ equity is no longer available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on the Company's financial position or results of operations, but will result in a change in the presentation of its basic consolidated financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See "Item 4—Information on the Company—Business Overview—Research and Development," "Item 4—Information on the Company—Business Overview—Proprietary Rights", "Item 5—Operating and Financial Review and Prospects—Research and Development" and "Item 5—Operating and Financial Review and Prospects—Operating Results".

Pg. 58

D.	TREND INFORMATION

During 2011 we saw a growing demand for service assurance solutions. Our brand became more appreciated in our market segment which led us to be exposed to more business opportunities, upon some of which we were able to capitalize.

The rollout of data services over 3G and 3.5G cellular networks also reached developing countries. In developed countries, a majority of networks started LTE pilots while many leading service providers have commercial LTE offerings. Mobile data cards and other mobile data services are becoming a significant revenue source for cellular operators and we see an increased demand for our solutions for this segment.

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

The growing demand for service assurance solutions in emerging markets which was attributable, among other things, to recent rollouts of NGN networks, VoIP-based voice services, 3G & LTE mobile networks and other advanced technologies, generated a significant demand for RADCOM’s products in Latin America and Asia.

E.	OFF–BALANCE SHEET ARRANGEMENTS

Not applicable.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2011, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$598	$598	--	--	--
Open Purchase Orders (1)	776	776	--	--	--
Operating Leases	72	72	--	--
Severance Pay (2)	3,092
Total	$4,538	$1,446	--	--	--

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

Pg. 59

(2) In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli severance pay law based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof.  Our total contingent liability at December 31, 2011 was $3,092,000.  Of this amount, $418,000 is unfunded.  The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will or are dismissed.

In addition, we are required to pay royalties of 3.5% of the revenues derived from products incorporating know-how developed from research and development grants from the Chief Scientist.  As of December 31, 2011, our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $28.6 million and our contingent liability to the BIRD Foundation in respect of funding received was approximately $342,000.  If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties.

Further, we provided a bank performance guarantee in favor of two customers from Bank Hapoalim in Israel amounting to $120,000 and $435,000, which expire on December 31, 2012 and December 30, 2013, respectively, and another guarantee in the amount of $26,000, which expires on May 31, 2012.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel (5)(6)	63	Chairman of our Board of Directors
David Ripstein	45	President, Chief Executive Officer
Gilad Yehudai (7)	43	Chief Financial Officer
Eyal Harari	36	Vice President, Products and Marketing
Yuval Porat	53	Vice President, Research and Development
Miki Shilinger	57	Vice President, Operations

Uri Har (1)(2)(3)(4)(5)	75	Director
Irit Hillel (1)(2)(4)(5)(6)	49	Director
Matty Karp (2)(6)	63	Director
Shlomo Kalish (2)(4)	60	Director

(1) External Director
(2) Independent Director
(3) Chairman of Audit Committee
(4) Audit Committee Member
(5) Nominating Committee
(6) Compensation Committee
(7) Effective May 20, 2011, Mr. Yehudai replaced Mr. Jonathan Burgin as the Chief Financial Officer of the Company.

Pg. 60

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board since our inception in 1985. Mr. Zisapel is also the Chairman of two other public companies, Radvision Ltd. (NASDAQ: RVSN) and Ceragon Networks Ltd. (NASDAQ: CRNT), and a director of two other public companies, Amdocs Ltd. (NYSE: DOX) and Silicom Ltd. (NASDAQ and TASE: SILC), as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

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

Mr. Gilad Yehudai, our Chief Financial Officer, joined us in May 2011. Prior to joining us, Mr. Yehudai was the VP Finance of DSP Group Inc. (NASDAQ: DSPG) from November 2007 to April 2011. Previously, Mr. Yehudai served as CFO of CogniTens Ltd., where he managed five rounds of fundraising and an acquisition process, and as Controller of Cimatron Ltd. (NASDAQ: CIMT). Mr. Yehudai holds a B.A. in Accounting and Economics and an M.B.A. in Finance and Information Systems from the Tel-Aviv University, and is certified in Israel as a CPA.

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

Pg. 61

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

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 17 years as an entrepreneur and senior executive in digital media, technology and financial services firms. She currently operates as an advisor and partner in select internet and mobile applications startups. Since 2005 she is Partner at Magnolia Capital Partners, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles.  Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

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

Dr. Shlomo Kalish has served as a director since December 2009. He is the founder and Chief Executive Officer of the Jerusalem Global Ltd. Group, whose principal activity is managing venture capital funds. Dr. Kalish serves on the board of directors of Ginger Software Ltd.  He also serves on the Boards of Governors of the Technion - Israel Institute of Technology and The Jerusalem College of Technology. He holds a Ph.D. in Operations Research from the Massachusetts Institute of Technology ("MIT"), an M.Sc. from the Sloan School of Management at MIT and a B.Sc. from Tel-Aviv University.

There are no family relationships between any of the directors or executive officers named above.

Pg. 62

B.	COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (12 persons) for the year ended December 31, 2011 was approximately $1.46 million (including $0.28 million paid to ex-officers) in salaries, bonus, commissions and directors’ fees. This amount includes approximately $238,000 (including $45,000 to ex-officers) that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC Topic 718. During 2011, our directors and officers received, in the aggregate, options to purchase 114,500 ordinary shares (including 3,000 shares granted to ex-officers) under our equity based compensation plans. These options have an average exercise price of $6.76 per share and expire five to seven years from the grant date.

As of December 31, 2011, our directors and officers as a group held options to purchase an aggregate of 538,986 ordinary shares (including options to purchase an aggregate of 4,750 ordinary shares held by ex-officers). All of these options were granted under the 2003 Share Option Plan.  The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

In addition, the Audit Committee of our Board of Directors (the "Audit Committee"), our Board of Directors and the shareholders approved cash compensation and equity compensation for our independent directors and external directors in the following amounts:(i) an annual fee of NIS 18,300 (currently equivalent to approximately $4,850) and a per meeting attendance fee of NIS 1,060 (currently equivalent to approximately $280), which amounts are subject to adjustment for changes in the Israeli consumer price index and changes in the amounts payable pursuant to Israeli law from time to time and (ii) an annual grant of options (under the 2003 Share Option Plan) to purchase 10,000 ordinary shares.  The options will be fully vested and immediately exercisable on the applicable date of grant and will expire on the earlier of seven years or after such director’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which initially was November 1, 2010, the date of our 2010 annual general meeting, and thereafter on each anniversary thereof on which such director still serves as a director.  The exercise price of the options granted on November 1, 2011 was $4.39 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date.  The term of such compensation arrangement shall be for three years commencing from November 1, 2010.  If the shareholders approve any change to the terms of the 2003 Share Option Plan with respect to external directors, within the meaning of the Israeli Companies Law, who are not independent directors, within the meaning of the rules of the SEC and NASDAQ, during the term of the plan, such new terms shall apply equally to the independent directors.

In addition, the Audit Committee, our Board of Directors and the shareholders approved the annual grant of options to purchase 30,000 ordinary shares to Mr. Zohar Zisapel.  The options will be granted under our 2003 Share Option Plan. The options will be fully vested and immediately exercisable on the applicable date of grant and will expire on the earlier of seven years or after Mr. Zisapel’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which initially was November 1, 2010, the date of our 2010 annual general meeting, and thereafter on each anniversary thereof on which Mr. Zisapel still serves as Chairman of our Board of Directors.  The exercise price of the options granted on November 1, 2011 was $4.39 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date.  The term of such compensation arrangement shall be for three years commencing from November 1, 2010.

Pg. 63

Share Option Plans

We have the following three share option plans for the granting of options to our employees, officers, directors and consultants:  (i) the International Employee Stock Option Plan; (ii) the 2000 Share Option Plan; and (iii) the 2003 Share Option Plan.  Options granted under our option plans generally vest over a period of between one and four years, and generally expire five to ten years from the date of grant, subject to the discretion of our Board of Directors which has the authority to deviate from such parameters in respect of specific grants.  The share option plans are administered either by our Board of Directors or, subject to applicable law, by the Share Incentive Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards.

The Company measures compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718 "Compensation – Stock based compensation". We recorded an expense of $823,000 for share-based compensation plans during 2011. During 2011 we granted options to purchase a total of 168,900 ordinary shares which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(j) and 12(b) of the Notes to the Consolidated Financial Statements for further information.

As of December 31, 2011, we have granted options to purchase a total of 2,434,696 ordinary shares, of which options to purchase 617,360 ordinary shares have been exercised and options to purchase 774,216 ordinary shares remain outstanding.

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

Terms of Office

Our current Board of Directors is comprised of Zohar Zisapel, Uri Har, Irit Hillel, Matty Karp and Shlomo Kalish.  Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our non-external directors serve until the next annual general meeting. The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2013.  None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director.

External Directors

We are subject to the provisions of the new Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"), which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

Pg. 64

Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli public companies, namely companies whose shares have been offered to the public or are publicly traded, are required to appoint at least two natural persons as “external directors”.  A person may not be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed; with the controlling shareholder of such company or with any entity controlling or controlled by such company or by the controlling shareholder of such company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

An individual is not permitted to be appointed as an external director: (1) in a company that does not have a 25% shareholder, if he has an affiliation (as such term is defined in the Israeli Companies Law) with any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company; or (2) if he or his relative, partner, employer or supervisor or an entity he controls has other than negligible business or professional relations with any of the persons with whom he may not be affiliated.  No person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships.  A public company, entity controlling or entity under common control with the company may not grant an external director, his spouse or child, any benefit, and may not appoint him, his spouse or child, to serve as an officer of the company or of an entity under common control with the company, may not employ or receive professional services in consideration from him or an entity controlled by him unless two years have passed as of the end of service as external director in the company, and regarding a relative who is not a spouse or child – one year as of the end of service as external director.

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. Following the Amendment Date, if, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

Pursuant to the Israeli Companies Law, at least one of the external directors, as well as a number of the non-external directors to be determined by the Board of Directors, are required to have “accounting and financial expertise” and the other external directors are required to have “professional skills,” as such terms are defined in regulations recently promulgated under the Israeli Companies Law. External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

•	a majority of the shares voted at the meeting, including at least one half of the shares of non-controlling shareholders, vote in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed two percent of the aggregate number of voting shares of the company.

Pg. 65

The initial term of an external director is three years and may be extended for up to two additional three year terms.  In certain special situations, the term may be extended beyond these periods.  Reelection of an external director is effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.  Each committee of a company’s board of directors is required to include at least one external director.  Mr. Uri Har and Ms. Irit Hillel were elected to serve as external directors for an initial three-year term at our 2007 annual general meeting of shareholders, held on October 24, 2007.  At our 2010 annual general meeting, held on November 1, 2010, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a second three-year term.  Both Uri Har and Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company’s Audit Committee and Nominating Committee.  Irit Hillel is also a member of the Company’s Compensation Committee.

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

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors.  The majority of the members of the audit committee are required to be "independent" (as such term is defined in the Israeli Companies Law) and the chairman of the audit committee is required to be an external director.  The Israeli Companies Law defines "independent directors" as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with audit committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.   In addition, the following are disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services  to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, any director who derives most of its income from the controlling shareholder, and any director who derives his salary primarily from a controlling shareholder.

Pg. 66

In addition: (1) the chairman of the audit committee must be an external director, (2) all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

The function of the audit committee is to review irregularities in the management of our business and recommend remedial measures. The audit committee is also required, under the Israeli Companies Law, to approve certain related party transactions. In addition, the responsibilities of the audit committee shall also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

An audit committee of a public company may not approve a related-party transaction under the Israeli Companies Law unless at the time of such approval the external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

Under the Israeli Companies Law, the board of directors of a public company must also appoint an internal auditor proposed by the audit committee.  The duty of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative.  An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity that has the right to designate at least one director or the general manager of the company and any person who serves as a director or as a general manager.

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

Pg. 67

Management Employment Agreements

We maintain written employment agreements with all of our employees.  These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance and an Education Fund and severance benefits.  Most of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

Nominating Committee

The nominees to our Board of Directors are recommended to our Board of Directors by our Nominating Committee. Such nominees are then approved by our Board of Directors, including a majority of our independent directors. The written procedures addressing the nominating process were approved by our Board of Directors. Zohar Zisapel, Uri Har and Irit Hillel constitute our Nominating Committee. The Nominating Committee is responsible for, among other things, assisting our Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our Board of Directors.

Compensation Committee

The compensation payable to executive officers must be approved either by a majority of the independent directors on our board or by a Compensation Committee.  Our Compensation Committee is comprised of Zohar Zisapel, Irit Hillel and Matty Karp.

D.	EMPLOYEES

As of December 31, 2011, we had 132 permanent and temporary employees worldwide, of which 56 were employed in research and development, 56 in sales and marketing, 12 in management and administration and 8 in operations.  As of December 31, 2011, 101 of our employees were based in Israel, 9 were based in the United States, 11 were based in Brazil and 11 were based in Spain, Singapore, Guatemala, India and China.  All of our employees have executed employment agreements, including confidentiality and non-compete provisions, with us.  We are subject to labor laws and regulations in Israel (including applicable extension orders) and the United States and Brazil.  We and our Israeli employees are also subject to certain extension orders applicable to all employers in the Israeli market. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. Except for employees in Brazil, none of our employees are represented by a labor union, and we have not experienced any work stoppages.

For more information, see "Item 4—Information on the Company—Business Overview—Employees."

Pg. 68

E.	SHARE OWNERSHIP (TO UPDATE BEFORE FILING)

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 26, 2012. The percentage of outstanding ordinary shares is based on 6,443,761(3)(7) ordinary shares outstanding as of March 26, 2012.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	2,255,883	(4)	34.22%
David Ripstein	132,100	(5)	2.01%
All directors and executive officers as a group, except Zohar Zisapel and David Ripstein (8 persons)	215,603	(6)	3.24%
________________________
(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 26, 2012.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 26, 2012.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.
(4)
Includes (i) 1,992,673 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 ordinary shares held by Klil & Michael Holdings (93) Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 56,139 ordinary shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 110,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $6.59, expiring between the years 2013 and 2018, and (vi) 38,986 ordinary shares issuable upon exercise of warrants, with an exercise price per share of $10.69, expiring in 2013, all exercisable within 60 days of March 26, 2012. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  This information is based on information provided by Mr. Yehuda Zisapel.

(5)
Comprised of 132,100 ordinary shares issuable upon exercise of options at an average exercise price per share of $2.68, which expire between the years 2012 and 2017 and are all exercisable within 60 days of March 26, 2012.

(6)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of March 26, 2012) and have, therefore, not been separately disclosed. The amount of shares is comprised of 215,603 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 26, 2012.

(7)	On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we effected in June 2008.

For a description of our share option plans for the granting of options to our employees see "Item 6—Directors, Senior Management and Employees—Compensation—Share Option Plans."

Pg. 69

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 26, 2012, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 26, 2012, our ordinary shares had a total of 50 holders of record, of which 24 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street name." As of March 26, 2012, U.S. holders of record held approximately 70 % of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)		Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel	2,255,883	(3)	34.22%
Yehuda Zisapel	506,790	(4)	7.86%
Orington Holdings Limited	389,864	(5)	5.96%
______________

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 26, 2012.

(2)
The percentage of outstanding ordinary shares is based on 6,443,761 ordinary shares outstanding as of March 26, 2012.  For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 26, 2012.  The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(3)
Includes (i) 1, 992,673 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 ordinary shares held by Klil & Michael Holdings (93) Ltd. , an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 56,139 ordinary shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 110,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $6.59, expiring between the years 2013 and 2018, and (vi) 38,986 ordinary shares issuable upon exercise of warrants, with an exercise price per share of $10.69, expiring in 2013, all exercisable within 60 days of March 26, 2012. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RDC.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel and based on Mr. Zohar Zisapel's Schedule 13D/A filed with the SEC on February 27, 2012.

(4)
Includes (i) 234,740 ordinary shares held of record by Mr. Yehuda Zisapel, (ii) 44,460 ordinary shares held of record by RDC, an Israeli company, and (iii) 227,590 ordinary shares held of record by Retem Local Networks Ltd., an Israeli company.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Yehuda Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Yehuda Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel’s Schedule 13G/A, filed with the SEC on February 14, 2007.

(5)
Includes beneficial ownership of 292,398 ordinary shares and 97,466 ordinary shares issuable upon exercise of warrants exercisable within 60 days of October 12, 2010. This information is based upon a Schedule 13G filed by Orington Holdings Limited and its sole shareholder Finsbury Holdings Limited, with the SEC on October 19, 2010.

Pg. 70

B.	RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and the other subsidiaries and affiliates, are known as the "RAD-BYNET Group.  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"), Radvision Ltd., Radware Ltd., Ceragon Networks Ltd., Silicom Ltd., BYNET Data Communications Ltd.("BYNET"), Radwin Ltd., Wisair, Inc., BYNET SEMECH (Outsourcing) Ltd., BYNET SYSTEMS APPLICATIONS Ltd.., BYNET ELECTRONICS Ltd. (a non-exclusive distributor in Israel for us), Channelot Ltd., RAD-Bynet Properties and Services (1981) Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., Packetlight Networks Ltd., Neurim Pharmaceuticals (1991) Ltd., RADIFLOW Ltd., and AB-NET Communication Ltd.

Members of the RAD-BYNET Group, each of which is a separate legal entity, are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products, none of which is currently the same as any product of ours.  One or both of Messrs. Yehuda and Zohar Zisapel also hold several other real estate, holding, biotech and pharmaceutical companies; The above list does not constitute a complete list of the investments and holdings of Messrs. Yehuda and Zohar Zisapel.

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.  We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group.  The aggregate amounts of such purchases were approximately $0, $640, and $0 in 2011, 2010 and 2009, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.  The aggregate amounts of such purchases were approximately $24,000, $42,000 and $21,000 in 2011, 2010 and 2009, respectively.

Pg. 71

Each of RAD and BYNET provides legal, personnel and administrative services to us and leases space to us, for which we pay them at market terms. The aggregate amounts of such payments were approximately $19,000, $20,000 and $26,000 in 2011, 2010 and 2009, respectively.

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Messrs. Yehuda and Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $438,000, $459,000 and $503,000 in 2011, 2010 and 2009, respectively.  We also sub-lease 517 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $9,000 for 2011, $9,000 for 2010, and approximately $7,000 for 2009.

We are party to a non-exclusive distribution agreement with BYNET ELECTRONICS Ltd., a related party.  BYNET ELECTRONICS Ltd. purchases our products and services on the same terms and conditions as it purchases from unrelated companies with whom it has distribution agreements.  The aggregate amounts of such sales were approximately $347,000, $960,000 and $383,000 in 2011, 2010 and 2009, respectively.

In October and November 2010, we completed a PIPE in which we raised $5.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel (who invested $1.0 million). For more information, see "Item 5—Operating and Financial Review and Prospects— Liquidity and Capital Resources—Private Placements" above.

We believe that the terms of the transactions in which we have entered and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties.  All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our office holders have a personal interest or which raise issues of such office holders’ fiduciary duties will require approval by our Board of Directors and, in certain circumstances, approval of our audit committee and shareholders under the Israeli Companies Law.

In December 2011, we entered into a consulting agreement with Ms. Heli Bennun (the "Consultant"). Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder. The key terms of the agreement are as follows: (i) the Consultant will provide advisory services to our management with respect to our business operations, (ii) we will pay the Consultant a monthly amount which may not exceed the average monthly salary of employees in Israel, plus Israeli Value Added Tax, (iii) the term of engagement shall be for a period of 12 months from commencement of services or as otherwise agreed by us and the Consultant, and (iv) during the term of the agreement, the Consultant will provide services for at least 25 hours a month on the average.  The transaction was authorized by all necessary corporate action required by the Israeli Companies Law.

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

Pg. 72

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2011, the amount of our export sales was approximately $21.6 million, which represented 98.0% of our total sales.

Legal Proceedings

Not Applicable

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2011.

Pg. 73

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low closing prices of our ordinary shares as reported on the NASDAQ Global Market and the NASDAQ Capital Market, as applicable, for the periods indicated:

Annual	High	Low
2011	$13.98	$3.45
2010	$12.50	$1.60
2009	$2.80	$0.40
2008	$3.40	$0.40
2007	$12.72	$2.80

Quarterly 2012
First Quarter (Through March 28)	$5.68	$4.15
Quarterly 2011
Fourth Quarter	$4.75	$3.45
Third Quarter	$5.56	$3.55
Second Quarter	$9.83	$4.48
First Quarter	$13.98	$9.28
Quarterly 2010
Fourth Quarter	$11.67	$8.62
Third Quarter	$12.50	$4.87
Second Quarter	$5.88	$2.85
First Quarter	$3.46	$1.60

Most recent six months
March 2012 (Through March 28)	$5.68	$5.04
February 2012	$5.18	$4.24
January 2012	$4.73	$4.15
December 2011	$4.50	$3.71
November 2011	$4.39	$3.67
October 2011	$4.75	$3.45
September 2011	$4.50	$3.56

On March 28, 2012, the closing price of our ordinary shares on the NASDAQ Capital Market was $5.24 per share.

Dual Listing

In addition to trading on the NASDAQ Capital Market, on February 20, 2006, our ordinary shares began trading on the Tel Aviv Stock Exchange (the "TASE"). In March 2009 we notified the TASE that we did not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing became effective on June 29, 2009.

Pg. 74

Tel-Aviv Stock Exchange

The following table sets forth the high and low closing prices of our ordinary shares as reported on the TASE for the periods indicated.  The translation into dollars is based on the daily representative rate of exchange published by the Bank of Israel.

	High		Low
Quarterly 2009
Second Quarter	NIS	2.64	NIS	2.02
First Quarter	NIS	2.80	NIS	1.50
Quarterly 2008
Fourth Quarter	NIS	4.56	NIS	2.34
Third Quarter	NIS	8.10	NIS	3.55
Second Quarter	NIS	9.98	NIS	7.73
First Quarter	NIS	12.24	NIS	6.76
Quarterly 2007
Fourth Quarter	NIS	16.36	NIS	11.12
Third Quarter	NIS	23.80	NIS	12.08
Second Quarter	NIS	47.80	NIS	21.70
First Quarter	NIS	53.44	NIS	42.48

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Pg. 75

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Israeli Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law.  The amendments provide that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.  On September 19, 2011, at our 2011 annual general meeting, our shareholders approved certain amendments to our articles of association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Israeli Securities Law and the Israeli Companies Law described above.

On November 1, 2010, at our 2010 annual general meeting, our shareholders approved the following amendment to our articles of association.  Section 173 of the Israeli Companies Law provides that privately held companies in Israel as well as companies only listed on stock exchanges outside of Israel, such as our company, are not required to provide its shareholders with annual financial statements, provided that such a provision is included in such company's articles of association.  As we are only listed on the NASDAQ Capital Market and file our financial statements with the SEC, similar to other Israeli companies that are only listed on a stock exchange outside of Israel, following the recommendation of our Board of Directors, our shareholders approved the amendment to our articles of association by adding a provision that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC's website, www.sec.gov, and on our website, www.radcom.com.

The following is a summary description of certain provisions of our memorandum of association and articles of association.

Objectives and Purposes

We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company.  We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

Pg. 76

The full details of all our objectives and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolution of our shareholders.  One of our objectives is to manufacture, market and deal – in all ways – with computer equipment, including communications equipment and all other equipment related in any way to such equipment.  Some additional objectives of our listing include:  having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be fixed from time to time by resolution of our shareholders.  On December 9, 2009, at our annual general meeting, our shareholders fixed the number of directors on our Board of Directors at five.  Our non-external directors do not stand for reelection at staggered intervals, and they serve until the next annual general meeting (in 2012).  The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2013.

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

Pg. 77

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

Pg. 78

Each person listed in the table above under "Item 6—Directors, Senior Management and Employees—Directors and Senior Management" above is an office holder.  Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the audit committee or a compensation committee to the extent that it complies with the statutory requirements which apply to the audit committee, and the Board of Directors. Arrangements regarding the terms of employment and compensation of directors also require approval by the audit committee, the Board of Directors and the shareholders.

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

In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, also the siblings and parents of the office holder's spouse and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction which is:

•	not in the ordinary course of business;

•	not on market terms; or

•	is likely to have a material impact of the company’s profitability, assets or liabilities.

Under the Israeli Companies Law, the board of directors may approve a transaction between the company and an office holder or a third party in which an office holder has a personal interest.  A transaction that is adverse to the company’s interest may not be approved.  If the transaction is an extraordinary transaction, the transaction requires the approval of the audit committee and the board of directors, in that order.  In certain circumstances, shareholder approval may also be required.  An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter, however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter or a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest.  If a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest, shareholder approval is also required.

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

Pg. 79

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

Duties of Shareholders

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting power of a company if no other shareholder owns more than 50% of the voting power of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.  Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order.  The shareholder approval must be by a majority vote, provided that either:

•
at least one-half of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor of the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting power of the company.

Pursuant to a recent amendment to the Israeli Companies Law, which came into effect on May 14, 2011 (the "Amendment Date"), agreements and extraordinary transactions with a duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with a duration exceeding three years which were approved prior to the Amendment Date will need to be re-approved by the proper corporate actions at the later of the first general meeting held after the Amendment Date, six months after the Amendment Date or the expiration of three years from the date on which they approved, even though they were properly approved prior to the passing of the amendment to the Israeli Companies Law.

Pg. 80

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

Insurance of Office Holders

Our articles of association further provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, for:

•	a breach of an office holder’s duty of care to us or to another person (other than a breach committed intentionally or recklessly);

•	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon an office holder in favor of another person concerning an act performed by an office holder in his or her capacity as an office holder; or

•	reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him.

Pg. 81

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

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction; and

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against him or her or instituted on our behalf by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

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

Anti-Takeover Provisions; Mergers and Acquisitions

The Israeli Companies Law allows for mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders.  A merger of the Company shall require a resolution adopted by a simple vote cast at a general meeting, not taking into account abstentions, provided, however, that if the transaction is an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has an interest, then the approvals required will be the corporate approvals under the Israeli Companies Law for such extraordinary transaction (i.e. approval of the audit committee, board of directors and shareholders vote, which shareholder approval must either include at least one-half of the shares held by disinterested shareholders who are present, in person or by proxy, at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent).  For the purpose of the shareholder vote of each party, unless a court rules otherwise, a statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the potential merger (or by any person who holds 25% or more of the shares of the other party to the potential merger, or the right to appoint 25% or more of the directors of the other party to the potential merger) have voted against the merger.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if the court concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of such party.  Finally, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

Pg. 82

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, and more than half of the shareholders without a personal interest in accepting the offer tendered their shares, then all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer (provided, however, that subject to certain exceptions, the terms of the tender offer may state that a shareholder that accepts the offer waives such right).  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares; provided, however, that if the dissenting shareholders constitute less than 2% of the issued and outstanding share capital of the company then the full tender will be accepted and all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. Israeli tax law treats stock-for-stock acquisitions between an Israeli company and another company less favorably than does U.S. tax law.  For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his or her ordinary shares for shares of another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Pg. 83

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2010 tax year, 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company that derives income from an approved enterprise (as further discussed below) may be considerably less.

Pg. 84

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The Tax Ordinance distinguishes between real gain and Inflationary surplus.  The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

Pg. 85

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange and/or a foreign exchange,  and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli company to non-residents of Israel, income tax is applicable at the rate of 25%, or 30% (20% or 25% in 2011) for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.  Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

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

Pg. 87

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

Pg. 88

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

Pg. 89

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

• are financial institutions;

• hold our ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

• acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation;

• own directly, indirectly or by attribution at least 10% of our voting power;

• own our warrants;

• have a functional currency that is not the U.S. dollar;

• are grantor trusts;

• are S corporations;• are certain former citizens or long-term residents of the United States; or

• are real estate investment trusts or regulated investment companies.

Pg. 90

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

Subject to the discussion below under "Passive Foreign Investment Company Status," dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15% for taxable years beginning on or before December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income."  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (the "IRS") has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Pg. 91

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

Pg. 92

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a "PFIC") for 2011 if (taking into account certain "look-through" rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2011.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such ordinary shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair value of such shares. Further, if we are a PFIC, each U.S. Holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

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

Pg. 93

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

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  We believe that we should not be classified as a PFIC for 2011. We believe also that we were not a PFIC for tax years 2004 through 2010 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years.  Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  However, there can be no assurance that the IRS will not challenge our treatment.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary shares, which are all relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a timely QEF, mark-to-market or certain other special elections.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Pg. 94

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

We are required to file reports and other information with the SEC, under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC.  You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C.  20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room. In addition, some of our filings are available to the public at the SEC’s website (www.sec.gov). We also generally make available on our own web site (www.radcom.com) our annual reports as well as other information.  However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders.  Pursuant to a recent amendment to our articles of association, we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.   See also Item 10B – Memorandum and Articles of Association and Item 16G – Corporate Governance. Our website is not part of this Annual Report.

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. We urge you to review the exhibits themselves for a complete description of the contract or document.

Pg. 95

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

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual interest of approximately 0.45%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, Brazilian Real (“BRL”) or in Euro for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and Brazilian Real. Based on our budget for 2012, we expect that (i) an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $70,000 per quarter and vice versa and (ii) an increase of BRL 0.1 to the exchange rate of the BRL to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $20,000 per quarter and vice versa.

See also "Item 5—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Currency Fluctuations."

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Pg. 96

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

As described elsewhere in this Annual Report, on May 6, 2008 our shareholders approved a one-to-four reverse share split, which we affected on June 16, 2008.  Since all of our shareholders were affected, the share split did not result in a dilution of the percentage of aggregate equity ownership.

Use of Proceeds

Private Placement - 2008. In February 2008, we raised $2.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants).  Under the PIPE transaction, we issued 976,563 ordinary shares at an aggregate purchase price of $2.5 million, or $2.56 per ordinary share.  We also issued to the investors warrants to purchase up to 325,520 ordinary shares at an exercise price of $3.20 per share.  The warrants were exercisable for three years from the PIPE’s date of closing. Our net proceeds from the offering were approximately $2.4 million. In 2011, 2010 and 2009 the investors exercised warrants to purchase 194,531, 110,676 and 20,313 ordinary shares respectively. Our net proceeds from these exercises were approximately $1.0 million.

Private Placement - 2010. In October and November 2010, we raised $5.5 million in our PIPE transaction (i.e., the private placement of ordinary shares and warrants). Under the PIPE transaction, we issued 643,277 ordinary shares at an aggregate purchase price of $5.5 million, or $8.55 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the PIPE included Zohar Zisapel.  We also issued to the investors warrants to purchase up to 214,426 ordinary shares at an exercise price of $10.69 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the PIPE.   Our net proceeds from the offering were approximately $5.4 million. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of $2.3 million.  In 2011 and 2010 the investors did not exercise any of these warrants.

ITEM 15.	CONTROLS AND PROCEDURES

a.            Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2011. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2011, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Pg. 97

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

Under the supervision and with the participation of Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2011, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

c.            Attestation Report of the Registered Public Accounting Firm

Not applicable.

d.            Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Pg. 98

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

Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, is the Company’s independent registered public accounting firm. Fees for professional services in 2011 and 2010 were, respectively:

	Year Ended December 31,
	2011	2010
Audit Fees	$125,000	$113,992
Tax Fees	$8,000	$5,000

Total	$133,000	$118,992

Audit Fees include fees associated with the annual audit, the reviews of the Company's quarterly financial statements, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee oversees our independent auditors.  See also the description under the heading "Board Practices" in "Item 6—Directors, Senior Management and Employees."  Our Audit Committee’s policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Chairperson of our Audit Committee is authorized to approve any such services between the meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting. All of the Audit Fees and Tax Fees set forth above were approved by the Audit Committee.

Pg. 99

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

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the NASDAQ requirements relating to: (i) sending annual reports to shareholders, as described in "Item 10H – Documents on Display," (ii) shareholder approval with respect to issuance of securities under equity based compensation plans and (iii) relating to the direct registration program.  NASDAQ rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Israeli Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

Pg. 100

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association(1).
1.2	Articles of Association, as amended(1).
2.1	Form of ordinary share certificate(1).
4.1	2000 Share Option Plan(2).
4.2	International Employee Stock Option Plan(3).
4.3	2003 Share Option Plan(4).
4.4	Lease Agreement, dated March 1, 2001, as amended, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English summary accompanied by Hebrew original)(5).
4.5	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.(5).
4.6	Share and Warrant Purchase Agreement, dated as of October 11, 2010, by and between RADCOM Ltd. and the purchasers listed therein(6).
4.7	Form of Warrant – Share and Warrant Purchase Agreement dated October 11, 2010(6).
4.8	Amendment and Updates of Lease Agreements, dated February 2, 2010, by and among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and Radcom Ltd. (8).
4.9	Lease Extension, dated January 14, 2011, by and among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (8).
8.1	List of Subsidiaries(9).
11.1	Code of Ethics(7).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).

Pg. 101

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(9).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9).
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(9).
15.1	Consent of Kost Forer Gabbay & Kasierer, A Member of Ernst and Young Global, dated March 29, 2012(9).
101	The following financial information from Radcom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009; (ii) Consolidated Balance Sheets at December 31, 2011 and 2010; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections(9).
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

(5) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(6) Incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on December 14, 2010.

(7) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

(8) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2010, filed with the SEC on April 4, 2011.

(9) Filed herewith.

Pg. 102

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ David Ripstein
Name: David RipsteinName
Title: Chief Executive Officer
Date: March 29, 2012

Pg. 103

RADCOM Ltd. (an Israeli Corporation) and its Subsidiaries Consolidated Financial Statements As of December 31, 2011

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (the "Company") and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2012	A Member of Ernst & Young Global

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2010

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$2,901	$5,744
Trade receivables (net of allowances for doubtful accounts of $ 395 as of December 31, 2011 and 2010)	5,389	6,851
Inventories	6,590	3,949
Other current assets	3,490	1,708

Total current assets	18,370	18,252

SEVERANCE PAY FUND	2,674	2,796

PROPERTY AND EQUIPMENT, NET	301	338

Total assets	$21,345	$21,386

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$2,703	$2,759
Deferred revenue	623	451
Other accounts payable and accrued expenses	4,374	3,898

Total current liabilities	7,700	7,108

LONG-TERM LIABILITIES:

Deferred revenue	161	221
Accrued severance pay	3,092	3,154

Total long-term liabilities	3,253	3,375

Total liabilities	10,953	10,483

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:

Share capital:
Ordinary Shares of NIS 0.20 par value: 9,997,670 shares authorized at December 31, 2011 and 2010; 6,446,541 and 6,175,867 shares issued at December 31, 2011 and 2010, respectively; 6,415,698 and 6,145,024 shares outstanding at December 31, 2011 and 2010, respectively	250	234
Additional paid-in capital	60,754	59,180
Accumulated other comprehensive loss	(197)	-
Accumulated deficit	(50,415)	(48,511)

Total shareholders' equity	10,392	10,903

Total liabilities and shareholders' equity	$21,345	$21,386

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (INCOME)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2011	2010	2009

Revenues:
Products	$19,199	$16,770	$9,190
Services	2,788	2,403	2,728

	21,987	19,173	11,918

Cost of revenues :
Products	6,074	6,052	3,469
Services	606	434	590

	6,680	6,486	4,059

Gross profit	15,307	12,687	7,859

Operating expenses:
Research and development	5,866	4,310	4,223
Less - royalty-bearing participation	1,235	1,424	1,633

Research and development, net	4,631	2,886	2,590

Selling and marketing	9,962	6,971	5,835
General and administrative	2,234	1,538	1,643

Total operating expenses	16,827	11,395	10,068

Operating income (loss)	(1,520)	1,292	(2,209)

Financial expenses, net	(384)	(722)	(440)

Net income (loss)	$(1,904)	$570	$(2,649)

Net earnings (loss) per share:
Basic net earnings (loss) per Ordinary Share	$(0.30)	$0.11	$(0.52)

Diluted net earnings (loss) per Ordinary Share	$(0.30)	$0.10	$(0.52)

Weighted average number of Ordinary Shares used to compute basic net earnings (loss) per Ordinary Share	6,367,560	5,373,515	5,081,986

Weighted average number of Ordinary Shares used to compute diluted net earnings (loss) per Ordinary Share	6,367,560	5,947,310	5,081,986

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of shares	Share capital Amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total comprehensive loss	Total

Balance as of January 1, 2009	5,081,426	$176	$51,474	$-	$(46,665)	$-	$4,985

Net loss	-	-	-		(2,649)		(2,649)
Cumulative-effect adjustment upon adoption of ASC 815-40 relating warrants	-	-	(266)	-	233		(33)
Share-based compensation	-	-	272	-	-		272
Exercise of options	1,039	*) -	*) -	-	*) -		*) -
Exercise of warrants	20,313	1	64	-	-		65

Balance as of December 31, 2009	5,102,778	177	51,544	-	(49,081)	-	2,640

Net income	-	-	-	-	570		570
Issuance of shares and warrants, net of issuance expenses of $ 139 (Private placement)	643,278	36	5,325		-		5,361
Share-based compensation	-	-	564	-	-		564
Exercise of options	163,822	9	634	-	-		643
Classification of warrants to equity (refer to Note 7 and 11)	-	-	772	-	-		772
Exercise of warrants	235,146	12	341	-	-		353

Balance as of December 31, 2010	6,145,024	234	59,180	-	(48,511)	-	10,903

Share-based compensation	-	-	823		-	-	823
Exercise of options	76,143	5	139	-	-		144
Exercise of warrants	194,531	11	612		-		623
Comprehensive loss -
Net loss	-	-	-	-	(1,904)	(1,904)	(1,904)
Foreign currency translation adjustments	-	-	-	(197)	-	(197)	(197)

						$(2,101)
Total comprehensive loss
Balance as of December 31, 2011	6,415,698	$250	$60,754	$(197)	$(50,415)		$10,392

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2010	2009
Cash flows from operating activities:

Net income (loss)	$(1,904)	$570	$(2,649)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	155	294	481
Share-based compensation	823	564	272
Decrease in allowance for doubtful accounts	-	(609)	-
Amortization of discount on long-term loan	-	141	40
Revaluation of warrants presented at fair value	-	524	215
Increase (decrease) in severance pay, net	60	(46)	(365)
Decrease (increase) in trade receivables	1,369	(2,632)	3,508
Decrease (increase) in other current assets	(1,782)	(1,101)	366
Increase in inventories	(2,661)	(1,063)	(167)
Increase (decrease) in trade payables	2	1,634	(1,004)
Increase (decrease) in other accounts payable and accrued expenses	476	(920)	937
Decrease in interest on long-term loan	-	37	27
Increase (decrease) in deferred revenue	112	109	(771)

Net cash provided by (used in) operating activities	(3,350)	(2,498)	890

Cash flows from investing activities:

Purchase of property and equipment	(103)	(56)	(27)

Net cash used in investing activities	(103)	(56)	(27)

Cash flows from financing activities:

Payments of long term loan	-	(1,333)	(1,167)
Proceeds from issuance of ordinary shares and warrants, net of issuance expenses	-	5,361	-
Exercise of warrants	623	353	65
Exercise of options	144	643	*) -

Net cash provided by (used in) financing activities	767	5,024	(1,102)

Foreign currency translation adjustments on cash and cash equivalents	(157)	-	-
Increase (decrease) in cash and cash equivalents	(2,843)	2,470	(239)
Cash and cash equivalents at beginning of year	5,744	3,274	3,513

Cash and cash equivalents at end of year	$2,901	$5,744	$3,274

*)           Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2011	2010	2009

(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$3	$8	$-

	Property and equipment transferred to be used as inventory	$-	$7	$40

	Inventory transferred to be used as property and equipment	$20	$-	$-

(b)	Cash paid for interest	$-	$95	$258

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Radcom Ltd. (the "Company") is an Israeli corporation which provides innovative service assurance solutions for communications service providers and equipment vendors. The Company specializes in solutions for next-generation networks, both wireless and wireline. The Company's comprehensive solutions are used to prevent service provider revenue leakage and enable management of customer care. The Company's products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS (Operational Support System/ Business Support System). Radcom's shares are listed on the NASDAQ Capital Market.

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

b.
The Company has an accumulated deficit of $ 50,415 as of December 31, 2011. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements expected through the end of December 2012. The Company's foregoing estimate is based, among others, on its current backlog and on the positive trends demonstrated in most of the markets in which it operated during 2011. There is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern, beyond December 31, 2012.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

b.	Financial statements in U.S. dollars ("dollar" or "dollars"):

Most of the Company's and its U.S. subsidiary's revenues and costs are denominated in U.S. dollars. Therefore, the Company's management believes the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Accounting Standards Codification ("ASC") 830 "Foreign Currency Matters".

Other than in the Company's subsidiary in Brazil, all exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise.

Amounts in the financial statements representing the dollar equivalent of balances denominated in other currencies do not necessarily represent their real or economic value and such amounts may not necessarily be exchangeable for dollars.

For the Company's subsidiary in Brazil whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders' equity.

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

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Allowance for doubtful accounts amounted to $ 395 as of December 31, 2011 and 2010. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt income amounted to $ 0, $ 609 and $ 0 in 2011, 2010 and 2009, respectively. Total write offs during 2011, 2010 and 2009 amounted to $ 0, $ 0 and $ 55, respectively.

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

Total write offs during 2011, 2010 and 2009 amounted to $ 0, $ 0 and $ 200, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

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

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Demonstration and rental equipment	33
Research and development equipment	25 - 33
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	(*)

*)	At the shorter of the lease period or useful life of the leasehold improvement.

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "property, plants and equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2011, 2010 and 2009, no impairment losses were identified.

i.	Revenue recognition:

1.	Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. The Company's arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

Most of the Company's revenues are generated from sales to independent distributors. The Company has a contract that is standard in substance with its distributors. Based on this contract, sales to distributors are final and distributors have no rights of returnor price protection. The Company is not a party to the agreements between distributors and their customers. Revenues from selling these products to these distributors are deferred until the Company's products are delivered provided that all other revenue recognition criteria are met.

The Company also generates sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from the Company. The Company invoices the end-user customers directly, collects payment directly and then pays commissions to the representative for the sales in its territory.

During the first quarter of 2010, the Company adopted the guidance of ASU No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements", and ASU No. 2009-14, "Software (Topic 985): Certain Revenue Arrangements That Include Software Elements". ASU No. 2009-13 affects accounting and reporting for all multiple-deliverable arrangements.  As such, the Company prospectively applies these provisions to all revenue arrangements entered into or materially modified after January 1, 2010. The amendments in the ASU No. 2009-14 provide that tangible products containing software components and non-software components that function together to deliver the tangible product's essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605.  In addition, the amendments require that hardware components of a tangible product containing software components always be excluded from the software revenue guidance. The adoption of the amended revenue recognition rules did not significantly change the timing of revenue recognition and did not have a material impact on the consolidated financial statements for the years ended December 31, 2010.

ASU No. 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a sale arrangement.  The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available.  The amendments in this ASU eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable's selling price.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new accounting standards for revenue recognition if applied in the same manner to the period ended December 31, 2009 would not have had a material impact on net revenues for that fiscal period.

Under the Company's selling arrangements, the Company provides a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of its products. Accordingly, the Company records an appropriate provision for Warranty in accordance with ASC 450 "Contingencies" (see Note 2k). After the Warranty period initially provided with the Company's products, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts."  Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

The customer may purchase an extended warranty with the initial sale. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

Until January 1, 2010, revenue from product sales was recognized in accordance with ASC 985-605, "Software Revenue Recognition", when the following criteria were met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectability is probable. In instances where final acceptance of the product, system, or solution is specified by the customer, revenue is deferred until all acceptance criteria have been met. Amounts received from customers prior to product shipments are classified as advances from customers.

As required by ASC 985-605, the Company determined the value of the product component of its multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements. VSOE is based on the price charged when an element is sold separately or renewed.

2.	Deferred revenues represent mainly the unrecognized fees collected for extended warranty services.

j.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718. ASC 718 requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards granted based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The fair value of stock-based compensation awards granted were estimated using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share on the grant date is the market value of such date;

2.	The dividend yield is zero percent for all relevant years;

3.	Risk free interest rates are as follows:

%

Year ended December 31, 2011	0.3 - 2.1
Year ended December 31, 2010	0.3 - 2.8
Year ended December 31, 2009	1.6 - 2.7

4.
Each option granted has an expected life of 1.5 - 5.5 years (as of the date of grant); The Company currently uses simplified method until sufficient historical exercise data will support using expected life assumptions, except for grants of fully vested options for which the Company used its best estimate in determine the expected life; and

5.
Expected annual volatility is 76% - 132%, 105% - 121% and 93% - 111%  for the years ended December 31, 2011, 2010 and 2009, respectively. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term

k.	Provision for product warranty:

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. The provision for warranties for all periods through December 31, 2011, is determined based upon the Company's past experience.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The followings are the changes in the liability for product warranty from January 1, 2009 to December 31, 2011:

Balance at January 1, 2009	$136

Provision for warranties issued during the year	299
Reduction for payments and costs to satisfy claims	(210)

Balance at December 31, 2009	225

Provision for warranties issued during the year	221
Reduction for payments and costs to satisfy claims	(217)

Balance at December 31, 2010	229

Provision for warranties issued during the year	316
Reduction for payments and costs to satisfy claims	(297)

Balance at December 31, 2011	$248

l.	Research and development costs:

Research and development costs are charged to statement of operations as incurred. ASC 985-20 "Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

m.	Government grants:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income (loss) per share:

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total number of shares related to the outstanding options and warrants excluded from the calculation of diluted net income (loss) per share was 988,642 - as of December 31, 2011 (2010 - 504,309, 2009 - 1,350,349).

o.	Income taxes:

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

p.	Income tax uncertainties:

In accordance with ASC 740 "Income Taxes" (formally FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes"), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense.

q.	Cost of revenues:

Cost of products is comprised of cost of hardware production, employees' salaries and related costs, allocated overhead expenses, packaging, import taxes, license fees paid to third parties, and royalties paid to the OCS.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost of services is comprised of cost of hardware maintenance and customer support employees' salaries and related costs.

r.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company's Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability is partially provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included on the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included on the balance sheet represent the current redemption value of the Company's contributions made to severance pay funds and to insurance policies.

Severance pay expenses for the years ended December 31, 2011, 2010 and 2009 amounted to $ 651, $ 431 and $ 168, respectively.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

s.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, trade receivables, trade and other accounts payable, and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

t.	Concentrations of business risk:

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

The Company relies on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to its specifications. The Company does not have any long-term supply agreements with any third-party manufacturer. If the Company's assembly services are reduced or interrupted, the Company's business, financial condition and results of operations could be adversely affected until the Company is able to establish sufficient assembly services supply from alternative sources. Alternative manufacturing sources may not be able to meet the Company's future requirements, and existing or alternative sources may not continue to be available at favorable prices.

The Company's revenues in any period generally have been, and may continue to be, derived from relatively small numbers of sales with relatively high average revenues per order. Therefore, the loss of any orders or delays in closing such transactions could have an adverse effect on the Company's operations and financial results.

u.	Impact of Recently Issued Accounting Standards:

In May 2011, the Financial Accounting Standards Board issued guidance changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The currently available option to disclose the components of other comprehensive income within the statement of stockholders' equity will no longer be available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on the Company's financial position or results of operations, but will result in a change in the presentation of its basic consolidated financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

NOTE 3:-	INVENTORIES

	December 31,
	2011	2010

Raw materials	$510	$699
Work in process	701	449
Finished products (*)	5,379	2,801

	$6,590	$3,949

(*)
Includes amounts of $ 4,680 and $ 2,208 for 2011 and 2010, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met and will be recognized in the future.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-       OTHER CURRENT ASSETS

	December 31,
	2011	2010

Indirect taxes	$2,143	$1,018
Government of Israel - OCS receivable	218	160
Prepaid expenses	779	455
Advances to suppliers	128	34
Others	222	41

	$3,490	$1,708

NOTE 5:-	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2011	2010

Cost:

Demonstration and rental equipment	$2,107	$2,089
Research and development equipment	3,712	3,680
Manufacturing equipment	1,185	1,182
Office furniture and equipment	1,091	1,048
Leasehold improvements	430	411

	8,525	8,410
Accumulated depreciation:

Demonstration and rental equipment	2,068	2,033
Research and development equipment	3,660	3,606
Manufacturing equipment	1,155	1,133
Office furniture and equipment	999	983
Leasehold improvements	342	317

	8,224	8,072

	$301	$338

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2011	2010

Employees and employee institutions	$2,087	$2,013
Advances from customers	271	46
Royalties - OCS payable	1,016	605
Commissions	249	433
Provision for product warranty	248	229
Others	503	572

	$4,374	$3,898

NOTE 7:-	LONG-TERM VENTURE LOAN

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

The loan agreement included financial covenants which related to the level of revenues, operating income and cash balances of the Company. During the period ended December 2009, the Company complied with such covenants.

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

As a result of the adoption of the guidance under ASC 815-40 on January 1, 2009 and due to the Down Round Protection of the warrant as described above, the warrant was separately accounted for as a derivative under ASC 815.

RADCOM LTD. AND ITS SUBSIDIARIES

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

On September 7, 2010 the Company repaid the remainder of the loan amount to Plenus.

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties (see Note 9b). The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease payments were $ 428, $ 450 and $ 497 in 2011, 2010 and 2009, respectively.

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services. Such amounts expensed by the Company are disclosed in c below as "Cost of sales, Sales and marketing, General and administrative expenses and research and development".

3.
The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into its product line. Such purchases by the Company are disclosed in c as "Cost of sales and Research and development".

4.	The Company is party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

Revenues related to this distribution agreement are included in c below as "revenues". The remainder of the amount of "revenues" included in c below is comprised of sales of the Company's products to entities within RAD-BYNET Group.

b.
In December 2011, we entered into a consulting agreement with the domestic partner of the Company's Chairman of the Board and largest shareholder. The transaction was properly authorized by all necessary corporate actions required by the Israeli Companies Law. Expenses incurred under this agreement are immaterial.

c.	Balances with related parties:

	December 31,
	2011	2010

Receivables:

Trade	$72	$71
Other current assets	$-	$11

Accounts payable:

Trade	$104	$275
Other payables and accrued expenses	$102	$95

d.	Transactions with related parties:

	Year ended December 31,
	2011	2010	2009

Revenues	$347	$960	$383

Expenses:

Cost of sales	$62	$60	$16

Operating expenses:

Research and development	$193	$185	$197
Sales and marketing	$159	$210	$209
General and administrative	$57	$55	$62

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

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

The total research and development grants that the Company has received from the OCS as of December 31, 2011 were $ 33,400. The accumulated interest as of December 31, 2011 was $ 4,900. As of December 31, 2011, the accumulated royalties paid to the OCS were $ 9,700. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 28,600 as of December 31, 2011.

Royalty expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2011, 2010 and 2009 were $ 759, $ 793 and $ 380, respectively.

In May 2010, the Company received a notice from the OCS regarding alleged miscalculations in the amount of royalties paid by the Company to the OCS for the years 1992-2009 and the revenues basis of which the company has to pay royalties. The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued as of December 31, 2011.  The Company is currently in the process of reviewing such alleged miscalculations differences with the OCS. Currently the Company is unable to assess the merits of the aforesaid arguments raised by the OCS.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The total research and development funds that the Company has received from the BIRD-F as of December 31, 1996, were $ 340. As of December 31, 2011, the Company is required to pay royalties up to an amount of $ 509, plus linkage to the United States Consumer Price Index in the amount of $ 129 or a total of $ 638.

As of December 31, 2011, the accumulated royalties paid to the BIRD-F were $ 296. Accordingly, the Company's total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to approximately $ 342 as of December 31, 2011.

Starting 2003 the Company has not generated sales of products developed with the funds provided by BIRD-F, therefore the Company is not obligated to pay royalties or repay the grant since that date.

Royalty expenses relating to the BIRD-F grants included in cost of sales for the years ended December 31, 2011, 2010 and 2009 were less than $ 1 for each of these years.

b.	Operating leases:

1.
Premises occupied by the Company and its subsidiaries are rented under various rental agreements part of which are with related parties (see Note 8).

The rental agreements for the premises of the Company and its subsidiaries expire up to December 31, 2012. Minimum future gross rental and maintenance payments due under the above agreements, at exchange rates in effect on December 31, 2011, were as follows:

Year ended December 31

2012	$598

Rental and maintenance expenses (net of sublease income from premises under sublease agreements) amounted to $ 682, $ 581 and $ 686 for the years ended December 31, 2011, 2010 and 2009, respectively.

2.
The Company leases its motor vehicles under cancelable operating lease agreements. The leases typically run for an initial period of three to four years with an option to renew the leases after that date.

The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 72 as of December 31, 2011.

Lease expenses for motor vehicles for the years ended December 31, 2011, 2010 and 2009 were $ 366, $ 387 and $ 385, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Bank guarantee:

The Company has granted bank performance guarantees in favor of two of its customers in the amount of $ 120 and $ 435 which expire on December 31, 2012 and December 30, 2013, respectively and another guarantee in the amount of $ 26 which expires on May 31, 2012.

NOTE 10:-	INCOME TAXES

a.	Israel tax reform:

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate as follows: 2009 – 26%, 2010 - 25%, 2011 - 24%. On December 5, 2011 the "Knesset" (Israeli Parliament) passed a law for changing the tax burden (the Law), which cancel, among others, the graduate reduction in the rates of the Israeli corporate tax. In addition the Israeli corporate tax will be increase to 25% starting in 2012. In accordance, the real capital gains tax increase to 25%.

b.	Israeli taxation:

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2006.

Tax loss carryforward:

The Company's tax loss carryforward were approximately $ 39,195 as of December 31, 2011. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

c.	Foreign subsidiaries:

U.S subsidiary:

1.	The U.S subsidiary is taxed under United States federal and state tax rules.

2.
The U.S subsidiary's tax loss carry forward amounted to approximately $ 10,909 as of December 31, 2011 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiary and will expire in the years 2012-2027 for federal tax purpose and in the years 2012-2017 for state tax purpose.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

3.	The U.S subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2007 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian federal and state tax rules.

2.	The Brazilian subsidiary's has no tax loss carry forward.

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2011	2010
Deferred tax assets:
Carryforward tax losses	$14,635	$13,107
Allowance for doubtful accounts	99	95
Severance pay	104	72
Vacation pay	235	215
Research and development	559	337
Other	53	45

	15,685	13,871

Less - valuation allowance	(15,685)	(13,871)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for each of the years ended December 31, 2011, 2010 and 2009, was an increase of $ 1,814, increase of $ 878 and decrease of $ 2,063, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2011	2010	2009

Israel	$(2,038)	$496	$(2,721)
U.S	78	74	72
Brazil	56	-	-

Income (loss) before income taxes	$(1,904)	$570	$(2,649)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2011	2010	2009

Income (loss) before income taxes, as reported in the statements of operations	$(1,904)	$570	$(2,649)

Statutory tax rate in Israel	24%	25%	26%

Theoretical tax (benefit) expense	$(457)	$143	$(689)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiary	18	5	10
Non-deductible share-based compensation and other operating expenses	175	312	94
Losses and timing differences for which no deferred taxes were recorded	234	-	598
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	-	(622)	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net	30	162	(13)

Income taxes	$-	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	INCOME TAXES (Cont.)

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2009, 2010 and 2011, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries file income tax returns in Israel, U.S and Brazil. The Israeli tax returns of the Company are open to examination by the Israel's tax authorities for the tax years beginning in 2006. The U.S tax returns of the U.S subsidiary remain subject to examination by the U.S tax authorities for the tax years beginning in 2008. The Brazilian tax returns of the Brazil's subsidiary remain subject to examination by the Brazilian tax authorities for the tax years beginning in 2010.

NOTE 11:-	SHAREHOLDERS' EQUITY

a.
The number of shares issued and outstanding at December 31, 2011 and 2010 do not include 5,189 Ordinary Shares, which are held by a subsidiary, and 30,843 Ordinary Shares which are held by the Company.

1.	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

2.
On October 11, 2010, the Company entered into a private placement transaction (the "2010 PIPE"). Under the PIPE investment, the Company issued 643,277 Ordinary Shares to investors (investors in the 2010 PIPE included certain existing shareholders) at an aggregate purchase price of $ 5,500 or $ 8.55 per Ordinary Share. The Company also issued to the investors warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by each investor in the 2010 PIPE (up to 214,426 shares) for an exercise price of $ 10.69 per Ordinary Share. The warrants are exercisable for three years from the closing of the 2010 PIPE.  As of December 31, 2011, no warrants were exercised.

b.	Share option plans:

1.	The Company has granted options under option plans as follows:

Under the following plans options are granted at an exercise price equal to the fair market value at the date of grant and are granted for periods not to exceed seven years. Options vest over a period of one to four years of employment. Any options that are cancelled or forfeited before expiration become available for future grants.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

a)
The Radcom Ltd. International Employee Stock Option Plan (the "International Plan"):

The plan grants options to purchase Ordinary Shares for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries.

b)
The 2000 Share Option Plans:

The plan grants options to purchase Ordinary Shares. These options are granted for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. These options are granted pursuant to Section 3(9) of the Income Tax Ordinance (New Version), 1961.

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

2.	Grants in 2011, 2010 and 2009 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

3.	Stock options under the Radcom plans are as follows for the periods indicated:

	Number of options	Weighted average exercise price
		$

Options outstanding as of December 31, 2010	815,122	3.29

Granted	168,900	7.99
Exercised	(76,143)	2.09
Expired	-	-
Forfeited	(133,663)	5.41

Options outstanding as of December 31, 2011	774,216	4.08

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

	Number of options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		$	In years	$

Vested and expected to vest at December 31, 2011	744,945	1.49	4.6	1,189

(1)
At December 31, 2011, 2010 and 2009, the number of options exercisable was 481,502, 319,873 and 260,102 respectively, and the total number of shares available for future grants as of December 31, 2011 was 643,339.

(2)	The aggregate intrinsic value of options exercised during 2011, 2010 and 2009 was approximately $ 355, $ 728 and $ 2, respectively.

4.	Stock options under the Radcom plans are as follows for the periods indicated:

	Options outstanding at December 31, 2011			Options exercisable at December 31, 2011
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.5 - 0.7	108,289	0.7	4.2	71,686	0.7	4.0
1.57 – 5.00	285,615	3.1	4.5	186,038	3.0	4.6
5.08-8.72	192,436	5.8	4.4	81,425	5.9	4.2
10.80-13.16	187,876	13.1	4.5	142,353	13.1	4.5

	774,216			481,502

The aggregate intrinsic value of options outstanding at December 31, 2011 was approximately $ 715. This represents intrinsic value of 313,962 outstanding options that are in-the-money as of December 31, 2011. The remaining 460,254 outstanding options are out of the money as of December 31, 2011, and their intrinsic value was considered as zero.

The aggregate intrinsic value of options exercisable at December 31, 2011 was approximately $ 473. This represents intrinsic value of 212,887 outstanding options that are in-the-money as of December 31, 2011. The remaining 268,615 outstanding options are out of the money as of December 31, 2011, and their intrinsic value was considered as zero.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

5.	The weighted average fair values of options granted during the years ended December 31, 2011, 2010 and 2009 were:

	Year ended December 31,
	2011	2010	2009

Weighted average fair values on grant date	$5.3	$4.1	$0.6

6.	The following table summarizes the departmental allocation of the Company's share-based compensation charge:

	Year ended December 31,
	2011	2010	2009

Cost of sales	$27	$5	$16
Research and development	218	10	53
Selling and marketing	231	36	86
General and administrative	347	513	117

	$823	$564	$272

c.	Share-based compensation:

The unrecognized balance of the compensation expenses according to ASC Topic 718 in respect of these stock options amounted to $ 160 as of December 31, 2011, of which $ 116 will be recognized in the year ended December 31, 2012 and $ 44 will be recognized in accordance with the vesting period of the options by the end of fiscal 2015.

d.	Warrants:

The Company's outstanding warrants and rights as of December 31, 2011 are as follows:

Issuance date	Outstanding and Exercisable	Exercise price	Exercisable through

October 13, 2010	214,426	10.69	October 13, 2013

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2011	2010	2009

Net income (loss)	$(1,904)	$570	$(2,649)

Weighted average Ordinary Shares outstanding	6,367,560	5,373,515	5,081,986

Dilutive effect:
Employee stock options and warrants	-	573,795	-

Diluted weighted average Ordinary Shares outstanding	6,367,560	5,947,310	5,081,986

Basic earnings (loss) per Ordinary Share	$(0.30)	$0.11	$(0.52)

Diluted earnings (loss) per Ordinary Share	$(0.30)	$0.10	$(0.52)

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Revenues:

1.	Classified by geographical destination:

	Year ended December 31,
	2011	2010	2009

North America	$3,242	$3,045	$2,765
Europe	6,371	4,765	5,857
Asia	4,261	3,596	2,152
South America (Excluding Brazil)	2,308	2,093	712
Brazil	5,234	4,107	-
Other	571	1,567	432

	$21,987	$19,173	$11,918

2.
Major customers:

During 2011 and 2009, the Company did not have any customer whose purchases contributed to more than 10% of the total respective consolidated revenues. In 2010, the Company had one customer in Brazil whose purchases contributed approximately 13% of the total consolidated revenues.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

3.	Substantially all of the Company's long-lived assets are located in Israel.

b.	Financial expenses, net:

	Year ended December 31,
	2011	2010	2009

Financial income:
Exchange translation	$-	$-	$23
Interest from banks	20	11	4

	20	11	27

Financial expenses:
Interest and bank charges on short- term bank credit	(74)	(15)	(16)
Interest and accretion of discount on long-term loan	-	(186)	(236)
Revaluation of warrants presented at fair value	-	(524)	(215)
Exchange translation	(330)	(8)	-

	(404)	(733)	(467)

Financial expenses, net	$(384)	$(722)	$(440)