Form 20-F
period 2012-12-31
RADCOM LTD
filed 2013-04-22
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2012, there were 6,449,780 Ordinary Shares, NIS 0.20 par value per share, outstanding.

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

Yes ☐ No ☒

INTRODUCTION

Except for the historical information contained herein, the statements contained in this annual report on Form 20-F (this "Annual Report") are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in "Item 3.D—Key Information — Risk Factors" and elsewhere in this Annual Report.

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

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
	A. SELECTED FINANCIAL DATA	6
	B. CAPITALIZATION AND INDEBTEDNESS	8
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D. RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY	26
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	26
	B. BUSINESS OVERVIEW	26
	C. ORGANIZATIONAL STRUCTURE	32
	D. PROPERTY, PLANTS AND EQUIPMENT	41
ITEM 4A.	UNRESOLVED STAFF COMMENTS	41
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
	A. OPERATING RESULTS	45
	B. LIQUIDITY AND CAPITAL RESOURCES	50
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	55
	D. TREND INFORMATION	55
	E. OFF–BALANCE SHEET ARRANGEMENTS	56
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
	A. DIRECTORS AND SENIOR MANAGEMENT	57
	B. COMPENSATION	59
	C. BOARD PRACTICES	61
	D. EMPLOYEES	65
	E. SHARE OWNERSHIP (TO UPDATE BEFORE FILING)	65
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	67
	A. MAJOR SHAREHOLDERS	67
	B. RELATED PARTY TRANSACTIONS	68
	C. INTERESTS OF EXPERTS AND COUNSEL	69
ITEM 8.	FINANCIAL INFORMATION	70
	A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	70
	B. SIGNIFICANT CHANGES	70
ITEM 9.	THE OFFER AND LISTING	70
	A. OFFER AND LISTING DETAILS	70
	B. PLAN OF DISTRIBUTION	71
	C. MARKETS	71
	D. SELLING SHAREHOLDERS	71
	E. DILUTION	71
	F. EXPENSES OF THE ISSUE	72
ITEM 10.	ADDITIONAL INFORMATION	72
	A. SHARE CAPITAL	72
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	72
	C. MATERIAL CONTRACTS	79
	E. TAXATION	80
	F. DIVIDENDS AND PAYING AGENTS	88
	G. STATEMENT BY EXPERTS	88
	H. DOCUMENTS ON DISPLAY	88
	I. SUBSIDIARY INFORMATION	88
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	88
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2012, 2011 and 2010 and for each of the years ended December 31, 2012, 2011 and 2010 from our consolidated financial statements and notes included in this Annual Report.  The selected consolidated financial data as of December 31, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from previously published audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

You should read the selected consolidated financial data together with "Item 5—Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this Annual Report.  All references to "dollar," "dollars" or "$" in this Annual Report are to the "U.S. dollar" or "U.S. dollars."  All references to "NIS" are to the New Israeli Shekels.

	Year Ended December 31,
	(in thousands of U.S. dollars – except weighted average number of ordinary shares, and basic and diluted income (loss) per ordinary share)
	2012	2011	2010	2009	2008

Statement of Operations Data:
Revenues:
Products	$12,480	$19,199	$16,770	$9,190	$12,480
Services	3,306	2,788	2,403	2,728	2,758
	15,786	21,987	19,173	11,918	15,238
Cost of revenues:
Products	5,765	6,074	6,052	3,469	5,523
Services	417	606	434	590	502
	6,182	6,680	6,486	4,059	6,025
Gross profit	9,604	15,307	12,687	7,859	9,213
Operating expenses:
Research and development	6,102	5,866	4,310	4,223	6,506
Less - royalty-bearing participation	1,567	1,235	1,424	1,633	2,113
Research and development, net	4,535	4,631	2,886	2,590	4,393

Sales and marketing	8,515	9,962	6,971	5,835	7,486

General and administrative	2,107	2,234	1,538	1,643	2,818

Total operating expenses	15,157	16,827	11,395	10,068	14,697

Operating (loss) income	(5,553)	(1,520)	1,292	(2,209)	(5,484)

Financing income (expenses), net	(314)	(384)	(722)	(440)	(309)
	(120)	---	---	---	---

Net (loss) income	(5,987)	(1,904)	570	(2,649)	(5,793)
Basic net (loss) income per ordinary share	$(0.93)	$(0.30)	$0.11	$(0.52)	$(1.16)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	6,442,068	6,367,560	5,373,515	5,081,986	4,995,586

Diluted net (loss) income per ordinary share	$(0.93)	$(0.30)	$0.10	$(0.52)	$(1.16)
Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	6,442,068	6,367,560	5,947,310	5,081,986	4,995,586

Balance Sheet Data:
Working capital	$5,194	$10,670	$11,144	$2,972	$6,194
Total assets	$18,997	$21,345	$21,386	$13,440	$17,841
Shareholders’ equity	$4,997	$10,392	$10,903	$2,640	$4,985
Share capital	$251	$250	$234	$177	$176

Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
April 2013 (through April 19)	3.633	3.618
March 2013	3.733	3.637
February 2013	3.708	3.682
January 2013	3.791	3.714
December 2012	3.835	3.726
November 2012	3.952	3.857
October 2012	3.895	3.792

On April 19, 2013 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.629 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2013 (through April 19)	3.693
2012	3.858
2011	3.582
2010	3.732
2009	3.927
2008	3.568

The effect of exchange rate fluctuations on our business and operations is discussed in "Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Foreign Currency Fluctuations."

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

Although in 2010 we generated net income, in the years 2012, 2011 and 2009 we incurred losses of $6 million, $1.9 million and $2.6 million, respectively. We may not be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

The general slowdown in the telecommunications industry, including in the sectors of the industry that we target (primarily 3G and 4G cellular and triple-play networks), materially and adversely affected our revenues and results of operations in 2012.  A continued slowdown would further materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include 3G and 4G cellular and triple-play networks. A global slowdown in the telecommunications industry had an adverse impact on our business in the first half of 2012. The global telecommunications industry, as well as the various sectors within the industry, is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet and data services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

Our future success depends upon the increased utilization of our monitoring solutions by next-generation network operators and telecommunications equipment vendors. Industry-wide network equipment and infrastructure development driving the demand for our products and services was delayed during 2012 by a variety of factors and may further be delayed or prevented in 2013 by a variety of factors, including costs, regulatory obstacles or the lack of, or reduction in, consumer demand for advanced telecommunications products and services. Telecommunications equipment vendors and network operators may not develop new technology or enhance current technology. Further, any such new technology or enhancements may not lead to greater demand for our products.

During 2012, developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment ,had a material adverse effect on our existing and/or potential customers, and may continue to have such an effect in the future. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results, prospects and capital spending levels of many communications companies to decline.  During 2012, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects, and in some cases, led to restructurings. Although we are unable to determine what the full effects of the recent economic downturn will be, it has led, mainly during the first half of 2012, and may continue to lead to significant adverse consequences for our customers and our business.

During adverse conditions in the business environment for telecommunications companies, service providers often need to control operating expenses and capital investment budgets, which can affect our business.  For example, the recent business climate for communication companies resulted in slowed customer buying decisions and price pressures that increased pressure on our ability to generate revenue. During 2012, these adverse market conditions had a negative impact on our business by decreasing new customer engagements, as well as by decreasing the level of discretionary spending under contracts with existing customers. In addition, the slowdown in the buying decisions of service providers has extended our sales cycle period and limited our ability to forecast our flow of new contracts. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This increased our credit risk exposure and caused delays in our recognition of revenues on future sales to these customers. During 2012, these events harmed our business, operating results and financial condition. Further deterioration could materially and adversely affect our business, operating results and financial condition.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The recent economic and credit environment had a significant negative impact on business around the world. The impact of these conditions on the technology industry and our major customers has been quite severe. Conditions may continue to be depressed, or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part, to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position, would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer’s receivables, or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facility with the First International Bank of Israel, one of which we currently do not comply with.

In September 2012, we secured a short-term line of credit of $1.5 million from the First International Bank of Israel. In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on certain other assets (namely, rights for uncalled and/or unpaid share capital, including goodwill rights, and rights for insurance). We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, and on the sale or transfer of certain of our assets, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, or a reduction in Messrs. Zohar Zisapel’s and Yehuda Zisapel’s joint ownership of the Company below 30%. The Pledge's restrictive terms and covenants may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations. One of the covenants we undertook was that our shareholder's equity, as reflected in our reported financial statements, would not be less than 32% of our total assets as reflected in the applicable balance sheet. As of December 31, 2012, we failed to meet the requirements of this covenant. The bank requested that we rectify the situation, and agreed to provide us with a cure period until July 15, 2013.  We may fail to cure such breach and the bank may demand that we immediately repay the $1.5 million, which will create a substantial burden on our cash balances and harm our ongoing operation.

Our projected cash flows may not be sufficient to meet our obligations.

            If our cash flow does not meet or exceed our current projections, then our ability to pay our obligations could be materially impaired. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements to meet our operating obligations, as they come due at least through the next twelve months. However, if our actual sales and spending differ materially from our projections, we may be required to raise capital, borrow additional funds or reduce discretionary spending in order to provide the required liquidity.  We cannot assure you that our business will generate sufficient cash flows or that future capital raising or borrowings will be available to us in amounts and on terms sufficient to enable us to fund our liquidity needs. Our ability to continue as a going concern is substantially dependent on the successful execution of our sales and spending projections.

As noted above, although in 2010 we generated net income, in 2012, 2011 and in the years prior to 2010, we generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a bank credit line, shareholder loans and a venture capital loan. While we believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements at least through the next twelve months, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our share price to fluctuate and/or to decline.

In 2012, we experienced, and expect to experience in the future, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;
•	the absence of long-term customer purchase contracts;
•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers and the reduction in business during the summer months, particularly in Europe;
•	the relatively long sales cycles for our products;
•	the request for longer payment terms from us or long-term financing of customers’ purchases from us, as well as additional conditions tied to such payment terms;
•	competitive conditions in our markets;
•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;
•	changes in the level of operating expenses relative to revenues;
•	product quality problems;
•	supply interruptions;
•	changes in global or regional economic conditions or in the telecommunications industry;
•	delays in or cancellation of projects by customers;
•	changes in the mix of products sold;
•	the size and timing of approval of grants from the Government of Israel; and
•	foreign currency exchange rates.

Our costs of sales consist of variable costs, which include hardware production, packaging, royalties to the Chief Scientist, license fees paid to third parties and import taxes, and of fixed costs which include facilities’ payments, employees’ salaries and related costs and overhead expenses.  The majority of our costs of sales is relatively fixed, and the costs are determined based on our anticipated revenue. We believe, therefore, that period-to-period comparisons of our operating results may not be a reliable indication of future performance.

Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations, than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received, however revenue recognition is often deferred. Although we had a substantial backlog of orders at the end of 2012, this has not always been the case in the past and there is no assurance that this will continue to be the situation in future quarters.

We may experience a delay in generating or recognizing revenues for a number of reasons and based on revenue recognition accounting requirements. While we are usually able to ship orders within 15-30 days of a customer’s order, in order to recognize revenue from an order, we often need to pass customer acceptance, which may take on average 6 to12 months. Therefore, a major part of the revenue of a fiscal quarter is derived from the backlog of shipped orders and generally is not tied to the date of a customer’s order or the shipment date.

Our revenues for a particular period may also be difficult to predict and may be affected if we experience a non-linear (back-end loaded) sales pattern during the period.  We generally experience significantly higher levels of sales towards the end of a period, as a result of customers submitting their orders late in the period. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, and also lead to additional costs associated with inventory planning and management. Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times. These orders are booked within the quarter, but only recognized as revenue at a later stage.

If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results could be materially adversely affected.  In addition, if we do not reduce our expenses in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected.

Since 2010, the relative portion of medium-to-large sized deals started to increase. This trend continued with greater vigor in 2011 and 2012. As a result, payment terms became longer by an average of 2 months, the deployment process became longer and more complex and our right to collect payment more often became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition and collection.

Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may fall, as was the case in 2012.

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

Further deterioration in gross margins, due to these or other factors, may have a material adverse effect on our results of operations.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively, to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the LTE (Long Term Evolution) network required us to develop a new product which was launched in 2011, our Omni-Q for LTE networks, in order to keep current with customer requirements.

 New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products.  Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G and LTE cellular and triple-play networks. If networking evolves toward greater emphasis on application providers, we believe that we have positioned ourselves well relative to our key competitors. If networking does not evolve toward greater emphasis on application providers, however, our initiatives and investments in this area may be of no or limited value. As a result, we cannot quantify the impact of new product introductions on our future operations.

Our sales derived from emerging market countries may be materially adversely affected by economic, regulatory and political developments in those countries.

We generate sales from various emerging market countries. As sales from these countries represent a significant portion of our total sales, and as these countries represent a significant portion of our expected growth, economic or political turmoil in these countries could materially adversely affect our sales and results of operations. During 2012, such regulatory limitations delayed our ability to recognize revenue from certain customers. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Our growing international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain development facilities in Israel, and have operations in North America, Europe, Latin America and Asia. We obtain significant revenues from customers in Latin America and Asia and our strategy is to continue to broaden and expand into those markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

•	legal and cultural differences in the conduct of business;
•	difficulties in staffing and managing foreign operations;
•	longer payment cycles;
•	difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of earnings;
•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including additional labor laws, particularly in Brazil;
•	political instability;
•	variations in effective income tax rates among countries where we conduct business;
•	fluctuations in foreign currency exchange rates; and
•	laws and business practices favoring local competitors;

One or more of these factors could have a material adverse effect on our international operations, which could harm our results of operations and financial condition.

Our inventory may become obsolete or unusable.

We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components. In addition, a substantial portion of our inventory is located at customers as it has not yet been accepted in accordance with the terms of their orders and therefore, has not yet been recognized as revenue, making the control of such inventory more difficult.

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

We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review. This trend has intensified recently as part of the recent economic environment. As a result, the evaluation process has significantly lengthened. This evaluation process generally takes between 3 to 6 months for small transactions, and between 9 to 18 months for large transactions. The following factors, among others, affect the length of the approval process:

•	the time involved for our customers to determine and announce their specifications;
•	the time required for our customers to process approvals for purchasing decisions;
•	the complexity of the products involved;
•	the technological priorities and budgets of our customers; and
•	the need for our customers to obtain or comply with any required regulatory approvals.

If customers continue to delay project approval, delays lengthen further, or such continued delays result in the eventual cancellation of any sale opportunities, it would harm our business and results of operations.

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

We continue to reorganize and transform our business to realign resources and achieve desired cost savings in an increasingly competitive market. Although during 2010 and 2011 we increased our work force, during 2009 and 2012 we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. If we continue to reduce our workforce in the future, we may incur additional reorganization and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

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

We are dependent upon our distributors for their active marketing and sales efforts for the distribution of our products. Outside of North America, Brazil, Singapore, India and China, many of our distributors are the only entities engaged in the distribution of our products in their respective geographical areas.  Typically, arrangements with our distributors do not prevent such distributors from distributing competing products, or require them to distribute our products in the future and, therefore, our distributors may not give a high priority to marketing and supporting our products. Additionally, our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors.  Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors accounted for approximately 38.51% of our sales in 2012, 43.9% of our sales in 2011 and 41.8% of our sales in 2010. In 2012, no individual distributor accounted for more than 10% of the total respective consolidated revenues. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

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

The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to fully integrate our products into the service provider’s network with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the difficulty in collecting payment and recognizing revenues from such project.

We could be subject to claims under our warranties and extended maintenance agreements and product recalls, which could be very expensive and harm our financial condition.

Products as complex as ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on other suppliers for key components that are incorporated in our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product returns and, potentially, product liability claims being filed against us. Our warranties permit customers to return defective products for repair. The warranty period is mostly for one year but could be extended either in the initial purchase of our product or after the initial warranty period ends (“extended maintenance agreements”). During the past few years, customer returns have not been substantial. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business. In addition, under the warranty and extended maintenance agreements we need to meet certain service levels and if we fail to meet them we may be exposed to penalties.

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

New regulations related to conflict minerals may force us to incur additional expenses and may damage our relationship with certain customers.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals and derivatives referred to as “conflict minerals” which may originate from the conflict zones of the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC established new annual disclosure and reporting requirements for those companies who use “conflict” minerals in their products, whether or not the products are manufactured by third parties. These new requirements will require due diligence efforts for the 2013 calendar year, with initial disclosure requirements beginning in May 2014. We are currently examining whether we will be subject to these new disclosure requirements, as the types of minerals covered by these rules are present in electronic devices, and consequently we believe we may be subject to these new disclosure requirements.

If we are subject to these new requirements, we will incur additional costs associated with complying with the disclosure requirements, such as costs related to determining the source of any conflict minerals used in our products. As these new requirements are implemented, they could affect the pricing, sourcing and availability of minerals used in the manufacture of components in our devices, and in turn could affect the costs and availability of such components. Our supply chain is complex and we may be unable to verify the origins for all metals used in our products. We may also encounter challenges with our customers and stakeholders if we are unable to certify that our products are conflict free.

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

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the "Chief Scientist"), for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products developed pursuant such programs or deriving therefrom (and related services), our ability to transfer such resulting know-how, especially outside of Israel, is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer, or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable), is required to notify the Chief Scientist of the same and to undertake to the Chief Scientist to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.  For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

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

Additionally, in May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009 and the basis revenues of which the Company has to pay royalties. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2012. During 2011 we reviewed with the Chief Scientist these alleged miscalculation differences and now await further instructions. Currently we are unable to assess the merits of the aforesaid arguments raised by the Chief Scientist. If such royalties were not properly paid or otherwise accrued, any such differences could result in the expenditure of significant financial resources.

Yehuda Zisapel and Zohar Zisapel beneficially own, in aggregate, approximately 41% of our ordinary shares and, therefore, have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of April 19, 2013, Yehuda Zisapel and Zohar Zisapel (the Chairman of our Board of Directors), who are brothers, may be deemed to beneficially own an aggregate of 2,748,213 ordinary shares, including options and warrants exercisable for 178,986 ordinary shares that are exercisable within 60 days of April 19, 2013, representing approximately 41% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

While we are headquartered in Israel, approximately 91% of our sales in 2012, 98% of our sales in 2011 and 95% of our sales in 2010 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

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

As more fully described below in "Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of U.S. Holders of Ordinary Shares—Passive Foreign Investment Company Status," if for any taxable year, after taking into account certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the U.S. Internal Revenue Service and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse United States tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" in respect of our ordinary shares.  For our 2012 taxable year, we believe that we should not be classified as a PFIC.  However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in 2013 or subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

The market price of our ordinary shares has and may continue to fluctuate widely, which has adversely affected and could adversely affect us and our shareholders.

From January 1, 2012 to April 19, 2013, our ordinary shares have traded on the NASDAQ Capital Market ("NASDAQ") as high as $5.72 and as low as 2.08 per share. As of April 19, 2013, the closing price of our ordinary shares on NASDAQ was $3.06 per share.  The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	our results of operations;
•	market conditions or trends in our industry and the economy as a whole;
•	political, economic and other developments in the State of Israel and worldwide;
•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of technological innovations or new and enhanced products;
•	changes in the market valuations of our competitors;
•	introductions of new products or new pricing policies by us or our competitors;
•	trends in the communications or software industries, including industry consolidation;
•	acquisitions or strategic alliances by us or others in our industry;
•	changes in estimates of our performance or recommendations by financial analysts;
•	changes in our shareholder base; and
•	additions or departures of key personnel.

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

From time to time we may need to raise financing, and specifically in year 2013, the Company may consider raising additional funds.  If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy will be materially adversely affected.

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

We may not satisfy NASDAQ’s requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on NASDAQ under the symbol "RDCM". To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including a minimum of $2.5 million in shareholders’ equity and a minimum bid price of at least $1.00 per share. On November 9, 2009, we received a NASDAQ Staff deficiency letter informing us that, as of September 30, 2009, our shareholders’ equity was $63,000 below the NASDAQ minimum requirement for continued listing. On November 17, 2009, Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder, exercised warrants to purchase 20,313 ordinary shares at an exercise price of $3.20 per share for an aggregate purchase price of $65,000. Following Mr. Zisapel’s warrant exercise, our shareholders’ equity was above the $2.5 million minimum requirement. NASDAQ Staff informed us that it will continue to monitor our ongoing compliance with the minimum shareholders’ equity requirement.  Our shareholders’ equity as of December 31, 2012 was $5 million, and we believe that, as of the date of this Annual Report, our shareholders’ equity remains above the $2.5 million minimum requirement for continued listing.

In addition, beginning on November 17, 2008 our share price decreased below the $1.00 minimum bid price per share. However, due to the extraordinary market conditions, NASDAQ implemented a temporary suspension on the enforcement of the minimum $1.00 bid price listing requirement for continued listing until July 20, 2009. Our share price continued to be below the $1.00 minimum bid price per share until September 9, 2009.  Since September 9, 2009, and as of the date of this Annual Report, our share price has continued to be above the minimum $1.00 bid price. As of April 19, 2013, the closing price of our ordinary shares on NASDAQ was $3.06 per share.

We cannot assure you that we will be able to maintain compliance with the minimum shareholders’ equity requirement or the minimum bid requirement, or that we will be able to continue to meet the other continued listing requirements of NASDAQ in the future.  If we fail to comply with any of the continued listing requirements, we could be delisted from NASDAQ.  If we are delisted from the NASDAQ, trading in our ordinary shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. In addition, in the event of such delisting, we may be required to comply with reporting obligations under the Israeli securities laws, in addition to the reporting obligations under the SEC rules, which  could distract our management and employees and increase our expenses.

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

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in Israel. Accordingly, our operations and financial results could be adversely affected if political, economic and military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between the Palestinians and Israelis, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In 2011 and 2012, riots and popular uprisings in several countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between Israel and some of these countries.  In addition, this instability may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

We currently receive grants under Government of Israel programs.  As of December 31, 2012, our contingent liability to the Chief Scientist in respect of research grants received was approximately $33.5 million.  In order to maintain our eligibility for these programs, we must continue to meet specific conditions and pay royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs. These programs may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs.  If the Government of Israel discontinues or curtails these programs, our business, financial condition and results of operations could be materially adversely affected.  For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

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

Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a 45% or greater shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

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

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. ("RADCOM Equipment"), a New Jersey corporation, which serves as our agent for sales and service of our products in North America. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033.  In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd. ("RADCOM Investments"), an Israeli company, located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055).  In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation.  This company was dissolved on December 2, 2008.  In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao E Exportacao Ltda., ("RADCOM Brazil"). RADCOM Brazil is located at 46 Rua Calcada Antares, Alphaville, Santana de Parnaiba, Sao Paulo,  and its telephone number is 55(11) 41537430.  In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited. ("RADCOM India"), an Indian company, located at Level 4, Rectangle 1,  Commercial Complex D-4,  Saket, New Delhi – 110017, and it’s telephone number is+91-11-4051-4079.

For a discussion of our capital expenditures, see "Item 5—Operating and Financial Review and Prospects."

B. BUSINESS OVERVIEW

Below are the definitions of certain technical terms that are used throughout this Annual Report that are important for understanding our business.

GLOSSARY
3G 3.5G	Third-generation digital cellular networks. 3.5 generation digital cellular networks.
4G	Fourth-generation digital cellular networks.
BSS
Business Support System. the components that a telephone operator uses to run its business operations that relate to the customer/subscriber usage; handles taking orders, processing bills, and collecting payments.

CDMA	Code Division Multiple Access. A digital wireless technology that uses a modulation technique in which many channels are independently coded for transmission over a single wideband channel.
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
CEM GSM
Customer Experience Management.  A solution to support the strategy that focuses the operations and processes of a business around the needs of the individual customer.

Global System for Mobile Communications. A digital wireless technology that is widely deployed in Europe and, increasingly, in other parts of the world.

GPRS	General Packet Radio Service. A packet-based digital intermediate speed wireless technology based on GSM (2.5 generation)

IMS	IP Multimedia Subsystem. An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.
IPTV	Internet Protocol TV. Transmitting video in IP packets. Also called "TV over IP," IPTV uses streaming video techniques to deliver scheduled TV programs or video on demand (VOD).
LTE NAS

Long Term Evolution. LTE is a set of enhancements to the Universal Mobile Telecommunications System (UMTS) which was introduced in 3rd Generation Partnership Project (3GPP) Release 8.  Much of 3GPP Release 8 focuses on adopting 4G mobile communications technology, including an all-IP flat networking architecture.

Network-Attached Storage.  File-level computer data storage connected to a computer network providing data access to heterogeneous network clients. NAS systems contain one or more hard disks, often arranged into logical, redundant storage containers or RAID arrays (redundant arrays of inexpensive/independent disks).

NGN	Next Generation Network. General term for packet-based networks, whether wireline (Voice Over IP, Video Over IP, etc.) or 3G networks.
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

RAN	Radio Access Network. A part of a mobile telecommunication system. It implements a radio access technology. Conceptually, it sits between the mobile phone, and the core network.

SBC
Single Board Computer.  A complete computer built on a single circuit board. The design is centered on a single or dual microprocessor with RAM, I/O and all other features needed to be a functional computer on the one board. The term "Single Board Computer" now generally applies to an architecture where the Single Board Computer is plugged into a backplane to provide for I/O cards.  SBCs are most commonly used in industrial situations in rack mount format for process control or embedded within other devices to provide control and interfacing.

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

SIP
Session Initiation Protocol. A simple application layer signaling protocol for VoIP implementations. It is a textual client server based protocol and provides the necessary mechanisms so that end user systems and proxy servers can provide various different services.

TCP
Transmission Control Protocol is defined in IETF RFC793. TCP provides a reliable stream delivery and virtual connection service to applications through the use of sequenced acknowledgment with retransmission of packets when necessary. It is one of the core protocols of the Internet Protocol Suite. TCP is one of the two original components of the suite (the other being Internet Protocol, or IP), so the entire suite is commonly referred to as TCP/IP. Whereas IP handles lower-level transmissions from computer to computer as a message makes its way across the Internet, TCP operates at a higher level, concerned only with the two end systems, for example a Web browser and a Web server.

TD-SCDMA
Time Division Synchronous Code Division Multiple Access. A 3G mobile telecommunications standard, being pursued in the People’s Republic of China by the Chinese Academy of Telecommunications Technology (CATT).

Triple Play	A marketing term for the provisioning of the three services: high-speed Internet, television (Video on Demand or regular broadcasts) and telephone service over a single broadband connection.
UMTS
Universal Mobile Telecommunications Service. A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to GSM.

VoIP	Voice Over IP. A telephone service that uses the Internet as a global telephone network.
WAP
Wireless Application Protocol.  Aims to provide Internet content and advanced telephony services to digital mobile phones, pagers and other wireless terminals. The protocol family works across different wireless network environments and makes web pages visible on low-resolution and low-bandwidth devices. WAP phones are "smart phones" allowing their users to respond to e-mail, access computer databases and to empower the phone to interact with Internet-based content and e-mail.

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

We believe that we can be differentiated from our competitors in three main areas: (1) the advanced technology that underlies our solutions, especially the multi-technology correlation capabilities of our Omni-Q solution and our R70S probe, each described below; and (2) our proven ability to be flexible and responsive in an environment of rapidly changing technology and customer requirements, evolving industry standards and frequent new product introductions; and (3) our determination to become an industry leader for next generation technologies.

During 2012 we continued a trend from 2010 of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

We currently offer the following solutions:

Service Assurance: Our Omni-Q is a unique, next-generation network service assurance solution. Going beyond traditional monitoring solutions, the Omni-Q offers users a full array of drilldown and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting.

Our Omni-Q is a monitoring solution for multiple services such as voice, video and data, employing a comprehensive array of service and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, the Omni-Q offers the service provider full end-to-end visibility of the network across technologies. The Omni-Q solution displays performance and quality measurements from both the signaling and the user planes, based on a broad range of active and non-intrusive hardware and software probes.

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

The Omni-Q system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, LTE, CDMA, IPTV, IMS data and others. Signaling and media attributes and quality measurement enhanced detail records ("eDRs") collected from the probes in the QManager (the central site-management software) are stored in the solution’s embedded database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators ("KPIs") and key quality indicators ("KQIs").

Network analyzers: Our legacy network protocol analyzer product lines offer cellular, VoIP and data communications operators with standalone solutions for network testing, troubleshooting and analysis. Our network analyzers support over 700 protocols with multiple interfaces, allowing users to quickly and simply troubleshoot and analyze complex networks.

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

Service providers need these solutions to reduce the time-to-market of new services while assuring the highest quality of experience to their customers. In today's market it is no longer enough to maintain the network performance and handle infrastructure faults, but it is essential to understand the real customer experience for the new services, to assure customer adoption of new services and avoid customer churn.  For these reasons, the demand for next-generation probe-based service assurance and monitoring systems is growing.

Our Customers and the Markets for Our Solutions

The key benefits of our solutions to markets and customers are described below:

For Service Providers:

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

Our Strategy

Our objective is to continue expanding our sales by offering tailored solutions to service providers in targeted geographical regions, by continuing to pursue our goal of establishing RADCOM as an industry leader, and by extending our partnering and channeling activities. Key elements of our strategy include:

•
In emerging regions, targeting UMTS and VoIP operators.  In many regions of Latin America, Eastern Europe, Africa and Asia, service providers continue to roll out UMTS and VoIP networks.  We believe this represents a significant opportunity for RADCOM. In 2012, approximately 52% of our sales were derived from these regions, compared to approximately 69% of our sales in 2011, and we expect these regions to continue to make significant contributions to our revenues in the future. To improve our ability to reach and support customers in emerging markets, we continue to expand our distributor network and to provide comprehensive support and also formed a new subsidiary in Brazil in 2010 and a new subsidiary in India in 2012.

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

•
Investment in the RADCOM brand “Radically Better” approach and technological excellence of our solutions. In September 2012, we initiated a re-branding process both internally and towards third parties, including our customers and suppliers. The brand is known as the “Radically Better” brand. The philosophy behind this new brand is that the Company aims to be the best company for its subscribers, customers, distributors, employees and investors in the service assurance market segment. The brand also encompasses the view that RADCOM’s uniqueness is in delivering superior service assurance products to the market, and supporting them with the finest deployment and service execution. The brand’s marketing message is one of promising to be significantly better in the Company’s values: Radically better products, radically better service, radically better people, radically better performance. RADCOM’s products have always been differentiated by their advanced technology and their ability to offer comprehensive solutions in response to the industry’s most difficult problems. We intend to continue a high level of investment to maintain our technological edge in a dynamic environment. This includes hiring of skilled personnel and investing significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology and programming standards.

Products and Solutions

We categorize our products into two primary lines:  (i) the Omni-Q network monitoring solution and (ii) the Performer family.

The Omni-Q Network Monitoring Solution

The Omni-Q is a unique, comprehensive, next-generation probe-based service assurance solution, designed to enable telecommunications carriers to carry out end-to-end voice and data quality monitoring and to manage their networks and services.

The Omni-Q solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes, covering various networks and services, including IMS, VoIP, UMTS, CDMA, LTE and data. These probes are based on our R70S probe, enabling the Omni-Q to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis.

The Omni-Q is designed to enable service providers and vendors to succeed in their efforts to address significant technology challenges, including:

•	deployment of next-generation networks such as LTE, high-speed downlink packet access and Triple Play;
•
integration of new architectures such as high-speed downlink packet access ("HSDPA"), high-speed uplink packet access ("HSUPA"), LTE, IMS, UMTS Release 6 and CDMA Rev’ A or evolution data voice ("EVDV");

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

Service Assurance:

•
Troubleshooting – the Omni-Q enables service providers to "drill down" to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

•
Performance monitoring – service providers use Omni-Q to analyze the behavior of network components and customer network usage to understand trends, performance level and optimization, with the goal of identifying faults before they compromise the end-user experience

•	Fault detection – service providers use Omni-Q’s automatic fault detection and service KPIs to alert them to network problems as they arise.
•	Pre-Mediation – Omni-Q generates CDRs needed to feed third-party OSSs or other solutions.

Roaming and Interconnect Analysis:

The Omni-Q can be used by service providers to monitor their roaming and interconnect traffic. By identifying problematic links, service providers are able to avoid revenue loss, to detect problems with specific roaming partners and to manage interconnection KPIs.

Customer Experience Management:

Customer Experience Management (CEM) gives insight into customer experience for mobile broadband and smartphones. Revenue-generating services require a well-managed network and mature service-delivery processes. Customers have high expectations of their communications services. Service providers need to know what customers are experiencing, even before the customers do, in order to retain their subscribers and maintain their profitability.

Omni-Q provides the visibility and invaluable data that the service provider needs in order to manage both network and service performance and to ensure quality of service for subscribers. Omni-Q monitors a wide range of measurement sessions that are meaningful to the end user, to provide this CEM. By analyzing these measurements in real time and applying business intelligence, Omni-Q provides realistic insight not only into the end user quality of experience but also into the corresponding quality of the service provider’s TCP/IP network.

The CEM solution includes:

•
Customer Care Application, or QiCare, helps service providers to reduce churn by monitoring and maintaining a high level of satisfaction for the individual subscriber, group of subscribers and entire subscriber base. QiCare enables service providers to view subscriber reports for individual subscribers and helps them to understand the subscribers behavior and the quality of the different services being used online.

•
(QVIP) – Reports SLA for defined subscriber groups. In today's saturated telecom markets, subscribers often abandon their service provider due to frustration over quality of service, with customer churn contributing to significant loss of revenue.  RADCOM's QVIP application helps service providers to monitor and maintain a high level of satisfaction for the individual subscriber, a group of subscribers and an entire network.

•
(QMyHandset) enables identification of problematic handsets, and provides analysis of the cause of the problem. By identifying problematic handsets, operators can quickly make the required adjustments to their network to provide support for more handset models, thus improving the customer experience and hopefully preventing customer churn.

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

The following table shows the breakdown of our consolidated sales for the fiscal years 2012, 2011 and 2010 by product line:

	Year ended December 31,
	2012	2011	2010
	(in thousands of U.S. dollars)
The Omni-Q family	$15,205	$20,949	$17,489
The Performer family and others	$581	$1,038	$1,684
Total	$15,786	$21,987	$19,173

Sales and Marketing Organization

We sell to customers throughout the world via both direct and indirect channels.

Indirect channels: In several markets we sell our products through a network of independent distributors who market data communications-related hardware and software products. We currently have more than 30 independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas.  We have regional sales support offices in China, Singapore and Spain.  These offices support our distributors and direct sales in these regions. We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

Our distributors serve as an integral part of our marketing and service network around the world. They are in charge of selling, deploying and servicing the system. In addition they offer technical support in the end-user’s native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language.  We have a substantially standard contract with our distributors.  Based on this agreement, sales to distributors are generally final, and distributors have no right of return or price protection. The distributors do not need to disclose to us their customers’ names, prices or date of order. To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale. Usually, we are not a party to the agreements between distributors and their customers. Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer. According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to its customers. This is a final sale, and there are no rights of return. The distributor cannot sell this demo equipment to the end-user; the license is only for the distributor. We do not consider this a benefit to the distributors, since we sell only the demo systems with a special software discount.

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

Direct channels: In North America we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which primarily sells our products to end-users directly or, in certain instances, through independent representatives. Although our Omni-Q network monitoring solution is also sold on a non-exclusive basis by sales representatives, for the most part it is sold directly by RADCOM Equipment. The independent representatives are compensated by us on a commission basis.  The activities of our representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment’s employees, who also provide product support to our North American customers.  The independent representatives do not hold any of our inventory, and they do not buy products from us. Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases provide training to the end-users.  The customers submit orders directly to RADCOM Equipment, which invoices the end-user customers and collects payment directly, and then pays commissions to the representatives for the sales in their territories.  The commission ranges between 5% and 17%, depending on the agreement RADCOM Equipment has with the individual representative.

In 2010, we established a wholly owned Brazilian subsidiary, RADCOM Brazil, which primarily sells our products to end-users in the Brazilian market directly. Our products may also be sold to the end-users directly by RADCOM LTD or through independent representatives in a manner similar to the one deployed in North America. RADCOM Brazil’s employees engage primarily in the sales, marketing and customer support activities of our customers in Brazil.

In 2012, we established a wholly owned Indian subsidiary, RADCOM India, which primarily provides marketing services and customer support in the Indian market. Our products are sold to the end-users directly by RADCOM LTD. RADCOM India’s employees engage primarily in marketing activities and customer support of our customers in India.

Since 2008, we have been increasing our sales through a direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. In these situations, we sell directly to customers and collect payment directly from them. If a distributor is engaged in the sale, we pay the distributor a commission, which is normally calculated as a percentage of the sale price. During 2012, this direct channel was used in certain markets, mainly in North America, South America, Central America and Asia. In North America and Brazil this activity was performed by our wholly owned subsidiaries. We expect its use to continue to grow in future years, as direct agreements are increasingly required by our customers.

Geographic Markets: The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2012	2011	2010	2012	2011	2010
Europe	3.0	6.4	4.8	19.0	29.1	25.0
North America	3.9	3.2	3.0	24.7	14.5	15.6
Asia	2.8	4.3	3.6	17.7	19.6	18.8
South America (Excluding Brazil)	2.8	2.3	2.1	17.7	10.5	10.9
Brazil	1.9	5.2	4.1	12.0	23.6	21.3
Others	1.4	0.6	1.6	8.9	2.7	8.4
Total revenues	15.8	22.0	19.2	100%	100.0%	100.0%

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing. Our principal competitors include JDSU (Agilent), Danaher (Tektronix), Tekelec, Astelia, Anritsu (Nettest), Commprove, Netscout, Osix, Exfo and Empirix. In addition to these competitors, we expect substantial competition from established and emerging communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.

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

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and we have established a strategic goal of establishing RADCOM as an industry leader in customer satisfaction.  Investments that we are making to achieve this goal include:

•
Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors and OEM partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We provide all customers with a free one-year warranty, which includes bug-fixing solutions and a hardware warranty on our products.  After the initial warranty period, we offer extended warranties which can be purchased for one, two or three-year periods. Generally the cost of the extended warranty is based on a percentage of the overall cost of the product as an annual maintenance fee.

•
Customer-oriented product development: with the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our products and guide our R&D roadmap.

•
Regional technical support: As selling a system and solutions requires a high level of technical skill, we decided to enhance our support with local experts located in our regional offices. For example, in our Brazil office we established a local support team responsible for first level engagements with customers, which is advantageous in terms of the time zone, culture and language.

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

Research and Development

The industry in which we compete is subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements.  As a result, our success, in part, depends upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and reduce total cost of ownership.  In order to achieve these objectives, we work closely with current and potential end-users, distributors and manufacturers' representatives and leaders in certain data communications and telecommunications industry segments, to identify market needs and define appropriate product specifications.  We intend to continue developing products that meet key industry standards and to support important protocol standards as they emerge.  Still, there can be no assurances that we will be able to successfully develop products to address new customer requirements and technological changes, or that such products will achieve market acceptance.

Our gross research and development costs were approximately $6.1 million in 2012, $5.9 million in 2011 and $4.3 million in 2010, representing 38.7%, 26.7% and 22.5% of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $1.6 million in 2012, $1.2 million in 2011 and $1.4 million in 2010. For more information on the Chief Scientist, see "Israeli Office of the Chief Scientist" below. We expect to continue to invest significant resources in research and development.

As of December 31, 2012, our research and development staff consisted of 53 employees, a decrease of 3 employees compared to December 31, 2011.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the "Chief Scientist"). Grants received under such programs are repaid through a mandatory royalty based on revenues from products developed pursuant to such programs or deriving therefrom (and related services).  This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs, with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984  and the regulations promulgated thereunder (the "R&D Law").

Under the R&D Law, research and development programs that meet the specified criteria and are approved by the Research Committee of the Chief Scientist (the "Research Committee") are usually eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the Research Committee.

In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products developed pursuant such programs or deriving therefrom  (including ancillary services in connection with such products), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.  As of December 31, 2012, our royalty rate was 3.5%.

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

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity without the approval of the Research Committee.  Such approval is not required for the sale or export of any products resulting from such research or development. The Research Committee, under special circumstances, may approve the transfer of Chief Scientist-funded know-how outside of Israel, in the following cases: (a) if the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration of such funded know-how or in consideration for the sale of the grant recipient itself, as the case may be, which portion will not exceed six times the amount of the grants received by the grant recipient plus interest (or three times the amount of the grants received plus interest, in the event that the recipient of the know-how has committed to retain the R&D activities of the grant recipient in Israel after the transfer); (b) if the grant recipient receives know-how from a third party in exchange for its funded know-how; (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities; or  (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient.

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

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict the amounts of future grants, if any, that we might receive.  In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2012, our contingent liability to the Chief Scientist in respect of grants received was approximately $33.5 million.

In May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2012. During 2011, we reviewed with the Chief Scientist these alleged miscalculation differences and now await further instructions. At this preliminary stage we are unable to assess the merits of the aforesaid arguments raised by the Chief Scientist.

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation") funding for the research and development of products.  We are obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2012, our contingent liability to the BIRD Foundation for funding received was approximately $348,000.  We have not received grants from the BIRD Foundation since 1995.  Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation, and we have therefore not been required to pay royalties since such time.

Israeli Ministry of Industry, Trade and Labor

The Government of Israel, through the Israeli Ministry of Industry, Trade and Labor (the "MITL"), encourages Israeli companies to broaden their business and exports to India. In April 2012 the MITL approved our application for funding to help set up our Indian subsidiary as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India. The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring employees and consultants in India based on the approved budget for the plan for a period of 3 years.

We are obligated to pay to the MITL royalties of 3% from the revenues derived in India up to an aggregate of 100% of the dollar-linked value of the total grant for a period of up to 7 years from the last year of the plan. As of December 31, 2012, we have received a total of $55,000 in grants from the MITL.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own registered trademarks for the names Omni-Q™, GearSet™, and Wirespeed™.  In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and manufacturer’s representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents or trademarks (except for those listed above).

Employees

As of December 31, 2012, we had 101 employees located in Israel, 8 employees of RADCOM Equipment located in the United States, 9 employees of RADCOM Brazil located in Brazil, 4 employees of RADCOM India located in India and 10 employees in total located in Spain, Singapore, Guatemala, China, Honduras and Paraguay collectively. Of the 101 employees located in Israel, 57 were employed in research and development, 7 in operations (including manufacturing and production), 27 in sales and marketing and customer support, and 10 in administration and management. Of the 8 employees located in the United States, 7 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 9 employees located in the Brazil, 8 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 14 employees located in Spain, Singapore, Guatemala, Honduras, Paraguay, India and China, 11 were employed in sales, marketing and customer support and 3 were employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2012, all of our 132 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

Although we are not a party to a collective bargaining agreement in Israel, we are subject to the provisions of the extension orders applicable to all employees in the Israeli market, including transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry.  Israeli labor laws are applicable to all of our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, a general practice we follow is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as "Managers’ Insurance" or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment.  Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 13.3% and 15.8% of the employee’s base salary.  Full-time employees who are not insured in this way, if any, are entitled to a savings account, to which each of the employee and the employer makes a monthly contribution of 5% of the employee’s base salary, and on top of such contributions we are required to contribute additional contributions for severance liability as provided by law (4.18% during 2012 and 5.00% for 2013).

Effective January 1, 2012, our employment agreements with new employees in Israel are in accordance with Section 14 of the Israeli Severance Pay Law – 1963, which provide that our contributions to severance pay fund shall cover our entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve us from any further severance obligation and no additional payments shall be made by us to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as we are legally released from severance obligation to employees once the amounts have been deposited, and we have no further legal ownership on the amounts deposited.  Consequently, effective from January 1, 2012, we increased our contribution to the deposited funds to cover the full amount of the employees' salaries.

We also provide our permanent employees with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary (generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employee’s base salary.  All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the Israeli Consumer Price Index ("CPI").  The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut.  Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount equal to up to 20% of the employee’s base salary.

C. ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, which conducts the sales, marketing and customer support of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments, for the purpose of making various investments, including the purchase of securities.  In 2002, we established a wholly-owned Representative Office in China, which conducts the marketing for our products in China In 2010, we established RADCOM Brazil, our wholly-owned subsidiary in Brazil, which conducts the sales, marketing and customer support of our products in Brazil. In 2012, we established RADCOM India, our wholly-owned subsidiary in India, which conducts the sales, marketing and customer support of our products in India. The following is a list of our subsidiaries, each of which is wholly-owned:

Name of Subsidiary	Jurisdiction of Incorporation
RADCOM Equipment	New Jersey
RADCOM Investments	Israel
RADCOM Brazil	Brazil
RADCOM India	India

Yehuda Zisapel and Zohar Zisapel are co-founders and principal shareholders of the Company.  Individually or together, they are also founders, directors and principal shareholders of several other privately and publicly held high technology and real estate companies, who together with us and the other subsidiaries and affiliates, are known as the "RAD-BYNET Group".  In addition to engaging in other businesses, members of the RAD-BYNET Group are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products. Some of the products of members of the RAD-BYNET Group are complementary to, and have been and are currently used in connection with, our products. For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

D. PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property. We currently lease an aggregate of approximately 17,481 square feet of office space in Tel Aviv, Israel, which includes approximately 16,630 square feet leased from affiliates of our principal shareholders. This space includes our manufacturing facilities, which consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2012, the aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $500,000, of which approximately $375,000 was paid to affiliates of our principal shareholders.  We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 4,600 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholders, and subleased approximately 500 square feet of such space to a related party. In 2012, our aggregate annual lease payments for such premises were approximately $87,570, and we received $10,080 from the related party for the sub-lease.

We believe that our offices and facilities are adequate for our current needs and that suitable additional or substitute space will be available when needed.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report.

This discussion contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act").  These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management.  Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," "continues," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements.  Readers are cautioned that these forward-looking statements – including those identified below, as well as certain factors – including, but not limited to, those set forth in "Item 3.D—Key Information—Risk Factors" – are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Although we believe the expectations reflected in the forward-looking statements contained in this Annual Report are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.    We assume no duty to update any of these forward-looking statements after the date of this Annual Report to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

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

General

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with U.S.GAAP.  Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

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

               Our business improved from the middle of 2009 until the end of 2011, following the recovery after the severe impact of the global economic slowdown. During 2012, especially during the first half of the year, the telecommunications market experienced a slowdown which affected the spending budget of telecommunications carriers. As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G and LTE cellular, Voice over IP and Triple Play networks.  Since 2010, we have focused our sales efforts on targeted emerging markets, in which operators are rolling out 3G and LTE cellular and Voice over IP networks, and on developed markets currently introducing Triple Play services based on the IMS platform and mobile broadband services. These market segments continued to grow in 2011, after the global economic slowdown, but experienced a slowdown in 2012, especially during the first half of the year, which slowed down the capital spending of our customers. We observed an improvement in the telecommunications market during the second half of 2012 and are expecting the market to continue to grow in 2013 and beyond, helping us to continue to improve our business.

Since 2010, we followed a three-pronged sales strategy designed to expand our sales pipeline and revenues:

•	In emerging markets, including South America, Central America, Eastern Europe, Africa and Asia, our strategy has been to target customers rolling out 3G Cellular and Voice Over IP services.
•
In developed markets, including Europe and North America, we have been targeting the IMS activities and deployments of top-tier wireline service providers, and the LTE & mobile broadband networks of wireless operators.

•
To improve our ability to penetrate targeted customers in all regions, we have pursued strategic partnering relationships, including OEM partnerships and teaming agreements and distribution agreements.

During 2012 we continued a trend, which started in 2008, of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators. As a result, the average deal size increased, payment terms became longer and our right to collect payment became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition. These changes created fluctuations in our quarterly results and decreased the correlation between our bookings and revenues within any given quarter.

Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of extended warranty services. Product revenues consist of gross sales of products, less discounts and refunds.

Cost of sales.  Cost of sales consists primarily of our manufacturing costs, deployment costs, warranty expenses, packaging, import taxes, allocation of overhead expenses, license fees paid to third parties and royalties to the Chief Scientist. As part of our plan to reduce product cost and improve manufacturing flexibility, we shifted several years ago to a subcontracting model for the manufacturing of our products.  Currently, the functions performed by us are the planning and integration of other companies’ solutions into our products, while the subcontractors purchase most of the component parts, assemble the product and test it. These functions can be divided as follows:

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

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the number of people that we have in operations, deployment and in customer support, the bargaining power of larger clients, product mix and integration of other companies’ solutions into our own. During the initial launch and manufacturing ramp-up of a new product, our gross profit is generally lower as a result of manufacturing inefficiencies during that period. As the difficulties in manufacturing new products are resolved and the volume of sales of such products increases, our gross profit generally improves. In addition, we attempt to implement engineering and other improvements to our solutions to reduce their cost. Most of our products consist of a combination of hardware and software.  Following an initial purchase of a product, a customer can add additional functions by purchasing software packages.  These packages may add functions to the product such as providing additional testing data or adding the ability to test equipment based on different transmission technologies.  Since there are no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher. Our strategy is to continue to increase our percentage of direct sales, such as in Brazil and India, as mentioned above.

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

Sales and Marketing.  Sales and marketing expenses consist primarily of salaries, commissions to representatives, advertising, trade shows, promotional expenses, web site maintenance and overhead expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Expenses, Net.  Financial expenses, net, in 2012, consisted primarily of interest earned on bank deposits, interest paid on bank loans and gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies. In 2011, financial expenses, net, consisted primarily of interest earned on bank deposits and gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies.

Summary of Our Financial Performance for the Fiscal Year Ended 2012 Compared to the Fiscal Year Ended 2011

For the year ended December 31, 2012 our revenues were $15.8 million compared with $22.0 million in 2011, a decrease of 28%. On an operating basis, the Company burned $2.4 million of cash from operating activities during 2012, compared to a burn of $3.4 million during 2011.  The Company’s net loss for the year ended December 31, 2012 was $6.0 million compared with a $1.9 million net loss for 2011. The lower decrease in operating cash during 2012 compared to 2011, even though there was a substantial increase in the net loss, is primarily as a result of improved collection from customers and a lower increase in inventories.

As of December 31, 2012, our cash and cash equivalents totaled $1.5 million, compared with $2.9 million as of December 31, 2011. The decrease was primarily as a result of our operating loss during 2012, which was a result of a decrease in our revenues while maintaining a relatively high level of expenses which reflected our strategic investment in expanding our direct sales capabilities by developing our offices in Singapore, India and Brazil, our investment in sales and R&D activities. In addition, our cash decreased as a result of short term deposits provided to secure bonds to certain customers. This was offset by an increase in cash due to the credit facilities and loans received.

During 2011 and 2012 we continued a trend of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators. This was especially true in 2011 where we received in parallel a substantial amount of large sized deals, causing a delay in revenue recognition. In parallel, we executed during 2012 several cost reduction processes, resulting in a decrease by 10% of our operating expenses. As a result our net losses during 2012 increased to $6.0 million compared with $1.9 million net losses for 2011.

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

A. OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:
	Year Ended December 31,
	2012	2011	2010
Sales	100%	100.0%	100.0%
Cost of sales	39.2	30.4	33.8
Gross profit	60.8	69.6	66.2
Operating expenses:
Research and development	38.7	26.7	22.5
Less royalty-bearing participation	9.9	5.6	7.4
Research and development, net	28.7	21.1	15.1
Sales and marketing	53.9	45.4	36.3
General and administrative	13.3	10.1	8.0
Total operating expenses	96.0	76.6	59.4
Operating income (loss)	(35.2)	(7.0)	6.8
Financial loss, net	(2.0)	(1.7)	(3.8)
Net income (loss)	(37.9)	(8.7)	3.0

Financial Data for Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

Revenues
	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2012 vs.	2011 vs.
	2012	2011	2010	2011	2010
The Omni-Q family	15.2	20.9	17.5	(27)	19
The Performer family and others	0.6	1.1	1.7	(45)	(35)
Total revenues	15.8	22.0	19.2	(28)	15

Revenues.  In 2012, our revenues decreased by 28% compared to 2011, as a result of two main factors. First reason is the slowdown in the telecommunications market that we encountered in 2012, especially during the first half of the year. The operating margins of the telecommunications operators were lower in 2012 due to increasing competition, which resulted in delays in their capital spending. Second reason is the trend of increasing our average deal size from small deals to medium and large-sized deals, which was especially strong during 2011 and continued in 2012. The increased complexity that characterizes larger deals led to longer sales cycles and an increase in conditional payment terms and acceptance criteria, which in turn led to longer time delays between the date of receiving orders and full revenue recognition, which is for such deals is an average of 9 to 18 months. As a result, during 2012 we were unable to recognize several large deals received in 2011 and 2012 that were not fully delivered, causing a decrease in revenues by 28% compared to 2011.

In 2012, our revenues from warranty services increased by 19% compared to 2011.  This increase is attributed mainly to the ongoing increases in our customer base over the last few years, while maintaining a high rate of customer warranty renewals.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, RADCOM Brazil, our wholly-owned subsidiary in Brazil, RADCOM India, our wholly-owned subsidiary in India, as well as independent representatives, and more than 30 independent distributors in over 30 other countries. During 2012 we experienced a decrease in sales in Europe, mainly as a result of the economic slowdown in that region which caused a reduction in capital spending. In addition, our sales in Brazil decreased mainly as a result of large-sized deals with longer execution cycles that led to delay in revenue recognition. The table below shows the sales breakdown by territory:

	Year Ended December 31, (in millions of U.S. dollars)			Year Ended December 31, (as percentages)
	2012	2011	2010	2012	2011	2010
Europe	3.0	6.4	4.8	19.0%	29.1%	25.0%
North America	3.9	3.2	3.0	24.7	14.5	15.6
AsiaAsia	2.8	4.3	3.6	17.7	19.6	18.8
South America (Excluding Brazil)	2.8	2.3	2.1	17.7	10.5	10.9
Brazil	1.9	5.2	4.1	12.0	23.6	21.3
Other	1.4	0.6	1.6	8.9	2.7	8.4
Total revenues	15.8	22.0	19.2	100%	100.0%	100.0%

During 2012 and 2011, no single customer accounted for more than 10% of our sales. In 2010, one customer in Brazil accounted for approximately 13% of our sales.

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2012	2011	2010
Cost of sales - Product	5.8	6.1	6.1
Cost of sales - Services	0.4	0.6	0.4
Total Cost of sales	6.2	6.7	6.5
Gross profit	9.6	15.3	12.7

Cost of sales.  During 2012, profitability on our variable costs, which include hardware production, packaging, royalties to the Chief Scientist, license fees paid to third parties and import taxes was 75% compared to 75% in 2011.

Since our cost of sales consists of both variable costs and fixed costs, our gross profits in 2012 decreased, and were 61%, compared to 70% in 2011, which reflected the decrease in our revenues for the year.

Our cost of sales consisted of fixed costs, which include employees’ salaries and related costs and overhead expenses, of approximately $2.2 million for 2012 compared to $2.0 million in 2011.  This increase is due to the increase in the number of employees that provide deployment services and customer support, which are allocated to the cost of sales. Our cost of sales included an expense of $14,000 for share-based compensation in 2012 and $27,000 for share-based compensation in 2011.

Operating Costs and Expenses

The following table provides the operating costs and expenses of the Company in 2012, 2011 and 2010, as well as the percentage change of such expenses in 2012 compared to 2011 and in 2011 compared to 2010:

	Year ended December 31, (in millions of U.S. dollars)
	2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Research and development	6.1	5.8	4.3	4	34.9
Less royalty-bearing participation	1.6	1.2	1.4	26.9	(14.3)
Research and development, net	4.5	4.6	2.9	(2.1)	58.6
Sales and marketing	8.5	10.0	7.0	(14.5)	42.9
General and administrative	2.1	2.2	1.5	(5.7)	46.7
Total operating expenses	15.1	16.8	11.4	(9.9)	47.3

Research and Development. Research and development expenses, gross, increased from $5.8 million in 2011 to $6.1 million in 2012. As a percentage of total revenues, research and development expenses, gross, increased from 26.7% in 2011 to 38.7% in 2012. The increase in our gross research and development expenses from 2011 to 2012 is attributable to an increase in the average number of employees and related expenses by the amount of $0.3 million. As of December 31, 2012, we employed 53 research and development engineers, compared to 56 as of December 31, 2011, however the average number of employees was higher in 2012 compared to 2011. We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $205,000 for share-based compensation in 2012 and $218,000 for share-based compensation in 2011.

Sales and Marketing.  Sales and marketing expenses decreased from approximately $10.0 million in 2011 to approximately $8.5 million in 2012. The decrease in our sales and marketing expenses from 2011 to 2012 is mainly attributable to a decrease in the number of employees and related expenses by the amount of $0.8 million, mainly for employees in Israel, as a result of our decision to perform certain cost cutting measures. The decrease in our sales and marketing expenses is also attributable to decrease in commissions in amount of $0.2 million due to the decrease in revenues, decrease in travel abroad and conferences in amount of $0.4 million and decrease in office expenses in an amount of $0.1 million. As a percentage of total revenues, sales and marketing expenses in 2012 and 2011 were 53.9% and 45.3%, respectively. Our sales and marketing expenses included an expense of $167,000 for share-based compensation in 2012 and $231,000 for share-based compensation in 2011.

                General and Administrative.  General and administrative expenses decreased from approximately $2.2 million in 2011 to approximately $2.1 million in 2012. As a percentage of total revenues, general and administrative expenses in 2012 and 2011 were 13.3% and 10.2%, respectively. Besides the share-based compensation related to the grant to directors, our general and administrative expenses included $218,000 for share-based compensation in 2012 and $249,000 for share-based compensation in 2011.

Financial Expenses, Net.  In 2012, we recorded financial expenses, net, of approximately $314,000 compared to $384,000 in 2011. This decrease mainly relates to a decrease in exchange rate translation adjustments.

Taxes on Income. During 2012 we recorded tax expenses of $120,000, reflecting withholding taxes that were due on payments from certain customers in Central America.

Financial Data for the Year Ended December 31, 2011 Compared with the Year Ended December 31, 2010

Revenues.  In 2011, our revenues increased by 14.6% compared to 2010, reflecting the recovery from the global economic slowdown and the increased pressure on the telecom networks felt by telecom companies in response to the increasing usage of mobile data applications. The trend, which started in 2008, of increasing our average deal size from small deals to medium and large-sized deals continued in 2011. However, the increased complexity that characterizes larger deals led to longer sales cycles and an increase in conditional payment terms, which in turn led to longer time delays between the date of receiving orders and full revenue recognition, currently on an average of 9 to 18 months.

One customer in Brazil accounted for approximately 13% of our sales in 2010. During 2011 no single customer accounted for more than 10% of our sales. During 2011 the relative increase of sales in South America was larger than other geographical areas reflecting the high level of marketing efforts together with the market need in this region which led to a significant increase in sales.

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

Our cost of sales consisted of fixed costs, which include employees’ salaries and related costs and overhead expenses, of approximately $2.0 million for 2011 compared to $1.6 million in 2010.  This increase is due to the increase of post-sale support that we provided, which is allocated to the cost of sales. Our cost of sales included an expense of $27,000 for share-based compensation in 2011 and $5,000 for share-based compensation in 2010

Research and Development.   Research and development expenses, gross, increased from $4.3 million in 2010 to $5.8 million in 2011. As a percentage of total revenues, research and development expenses, gross, increased from 22.5% in 2010 to 26.7% in 2011. The increase in our gross research and development expenses from 2010 to 2011 is mainly attributable to an increase in the number of employees and related expenses by the amount of $1.2 million offset by a decrease of $0.1 million in materials and sub-contractors and a decrease of $0.2 million in office expenses. As of December 31, 2011, we employed 56 research and development engineers, compared to 44 as of December 31, 2010. We believe that our research and development efforts are a key element of our strategy and are essential to our success and we intend to further increase our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $218,000 for share-based compensation in 2011 and $10,000 for share-based compensation in 2010. This increase was mainly a result of the change in the Company’s vesting period in most of the options granted during 2011 from four years to one year, which accelerated the share-based compensation cost and a higher weighted average exercise price of options granted during 2011 compared to options granted during 2010.

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

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar. In the first half of 2011, the value of the NIS expressed in dollar terms increased, raising our Israeli-based costs as expressed in dollars.  Under these conditions, we experienced higher dollar costs for our operations in Israel, adversely affecting our dollar-measured results of operations. This trend was reversed during the second half of 2011 and during the first 3 Quarters of 2012.  During the last Quarter last Quarter of 2012 the trend returned. Based on our budget for 2013, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by $40,000 per quarter and vice versa.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance New Version, 1961 (the “Tax Ordinance”), which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate.

Our effective corporate tax rate may exceed the Israeli tax rate.  Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.

We recorded a valuation allowance at December 31, 2012 for all of our deferred tax assets.  Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds of our 1997 initial public offering, our 2004, 2008 and 2010 private placement transactions, a venture lending loan secured in 2008, a bank credit facility received in 2012 and a loan from our major shareholder which was received in November, 2012. Cash and cash equivalents at December 31, 2012, 2011, 2010 were approximately $1.5 million, $2.9 million, and $5.7 million, respectively.

We generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a venture capital loan, a bank credit facility and a loan from our major shareholder. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and on the pipeline for 2013. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations being adequate to satisfy our expected liquidity requirements through the next twelve months, we may decide to raise additional funds in 2013. There is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $(2.5) million in 2012, $(3.3) million in 2011 and $(2.5) million in 2010.  The negative net cash flow in 2012 was primarily due to a net loss of approximately $6.0 million and deferred revenues and decrease of approximately $0.8 million in trade payables. This was partially offset by the following: increase of $1 million in advances from customers, decrease of $0.8 million in other current assets, decrease of approximately $2.0 million in trade receivables and non-cash share options compensation of $0.7 million. The negative net cash flow in 2011 was primarily due to a net loss of approximately $1.9 million, an increase of $1.8 million in other current assets, increase of $2.7 million in inventories and a decrease of approximately $0.5 million in other payables and accrued expenses This was partially offset by the following: decrease of approximately $1.4 million in trade receivables, and non-cash share options compensation of $0.8 million. The negative net cash flow in 2010 was primarily due to an increase of $2.6 million in trade receivables, an increase of $1.1 million in other current assets and an increase of $1.1 million in inventories. This was partially offset by the following: net income of approximately $0.6 million, an increase of approximately $1.6 million in trade payables, an increase in share options compensation of $0.6 million and an increase in value of warrants granted to Plenus of $0.5 million.

The trade receivables and days of sales outstanding ("DSO") are primarily impacted by payment terms, shipment linearity in the quarter and collections performance.  Trade receivables for 2012 decreased to $3.3 million from $5.4 million for 2011, reflecting the lower sales and the shortening of our DSOs due to our ability to collect certain long overdue amounts. However, we believe that continued expansion of our business, particularly in emerging markets, may require continued investments in working capital as many customers require commercial terms which result in longer payment terms.

The decrease in other current assets in 2012 was primarily a result of a decrease in indirect tax advances paid in Brazil in amount of $0.7 million and decrease in prepaid expenses in the amount of $0.1 million, mainly related to deferred revenues.

Net Cash Used in Investing Activities.  Our investing activities generally consist of the purchase of equipment, however in 2012 we invested in short term deposits in the amount of $1.4 million, which was required in order to secure bonds provided to certain customers, and only $66,000 for the purchase of equipment.  In 2011 and 2010, our investing activities only consisted of the purchase of equipment.  Net cash used in investing activities in 2012, 2011 and 2010 totaled approximately $1.5 million $103,000 and $56,000, respectively.

Net Cash Provided by /(Used in) Financing Activities.  In 2012, net cash provided by financing activities totaled approximately $2.6 million, including $1 million short term credit from a bank, $1.5 million short terms loans from a bank and from Mr. Zohar Zisapel and exercise of options of $45,000. In 2011, net cash provided by financing activities totaled approximately $0.8 million, including the exercise of options of $144,000 and warrants of $623,000. In 2010, net cash provided in financing activities totaled approximately $5.0 million, including the $5.4 million from the private placement as described below under "Private Placement - 2010", and exercise of options of $643,000 and warrants of $353,000 which was offset by approximately $(1.3 million) repayment of the venture loan.

Private Placements

Private Placement - 2010

During October and November 2010, we raised $5.5 million in a private placement, or the 2010 PIPE, of ordinary shares and warrants.  Under the 2010 PIPE transaction, we issued 643,277 ordinary shares for an aggregate purchase price of $5.5 million, or $8.55 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the 2010 PIPE also included Zohar Zisapel, our Chairman.  We also issued to the investors warrants to purchase up to 214,426 ordinary shares at an exercise price of $10.69 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the 2010 PIPE. As part of the 2010 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2010 PIPE (including the shares underlying the warrants). Our net proceeds from the offering were approximately $5.4 million. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of $2.3 million. As of December 31, 2012, no warrants were exercised.

Loans

Venture Loan from Plenus

In April 2008, we closed a $2.5 million venture loan from Plenus, a leading Israeli venture-lending firm. The loan was for a period of three years, and with a 10% rate of interest per annum. In addition, we granted Plenus a warrant to purchase our ordinary shares in the amount of $450,000. The warrant was exercisable for a period of five years, and its exercise price is $2.56 per share (this price per share reflects a four-for-one reverse share split which we affected in June 2008). The exercise price (and consequently the number of shares to be issued) is subject to certain adjustments should we issue additional shares or convertible securities at an effective price per share which is lower than the exercise price.  Other adjustments to the exercise price include M&A transactions, payment or distribution of certain dividends, subdivision or combination of outstanding shares.  The warrant was fully exercised in September 2010.  We also granted Plenus registration rights in respect of the shares underlying the warrant. In connection with the loan from Plenus, we granted Plenus a fixed charge over our intellectual property assets and a floating charge over our assets. RADCOM Equipment Inc., our U.S. subsidiary, granted Plenus a security interest over its assets, and our subsidiaries provided Plenus with guarantees with respect to the loan. On September 7, 2010 we repaid the remainder of the loan amount to Plenus, seven months in advance of the scheduled maturity date and all floating charges were removed.

Credit Facility from First International Bank of Israel

In September 2012, we secured a short-term line of credit of $1.5 million from the First International Bank of Israel. In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on certain other assets (namely, rights for uncalled and/or unpaid share capital, including goodwill rights, and rights for insurance).  We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, and on the sale or transfer of certain of our assets, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, or a reduction in Messrs. Zohar Zisapel’s and Yehuda Zisapel’s joint ownership of the Company below 30%. The Pledge's restrictive terms and covenants may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations. One of the covenants we undertook was that our shareholder's equity, as reflected in our reported financial statements, would not be less than 32% of our total assets as reflected in the applicable balance sheet. As of December 31, 2012, we failed to meet the requirements of this covenant. The bank requested that we rectify the situation, and agreed to provide us with a cure period until July 15, 2013.  We may fail to cure such breach and the bank may demand that we immediately repay the $1.5 million, which will create a substantial burden on our cash balances and harm our ongoing operation. We anticipate that we will be profitable in 2013, thereby increasing our shareholder's equity, which should enable us to meet the terms of the covenant. In addition, we believe that, if needed, the bank will provide us with an additional extension in order to meet the terms of our covenants to the bank. We are also in advanced negotiations to raise additional funds in a private placement, which should help us to improve our shareholder's equity in order to satisfy the terms of our covenants to the bank.  There is no assurance that we will be successful in raising such funds.

Loan Agreement with Mr. Zohar Zisapel

In November 2012, we secured a loan of up to NIS 3 million from Mr. Zohar Zisapel, our Chairman of the Board and our largest shareholder to finance our operations.  The term of the loan was until March 31, 2013, and Mr. Zisapel has informed us that he has agreed to waive his right to claim the repayment of the loan until June 30, 2013. The loan is interest-free, but the amount of principal required to be repaid is linked to the Israeli CPI. The average Israeli CPI has increased each year from 2010 through 2012 by 3.34%, 1.96% and 1.63% respectively.  As of April 19, 2013, we owe Mr. Zisapel NIS 2,893,000 pursuant to the terms of the loan.

We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments, if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders (collectively, the "RAD-BYNET Group").  Of these agreements, the office space leases with affiliates of the RAD-BYNET Group are material to our operations.  The distribution agreement with BYNET ELECTRONICS Ltd., which was material to our business, was terminated during 2012.  The pricing of the transactions was determined based on negotiations between the parties.  Members of our Board of Directors and management reviewed the pricing of the leases and the distribution agreement and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties.  We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-BYNET Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us. For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

In October and November 2010, we completed a PIPE in which we raised $5.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel (who invested $1.0 million). For more information, see " — Private Placements" above.

Please see " — Loans — Loan Agreement with Mr. Zohar Zisapel” above, for information relating to the loan from Mr. Zohar Zisapel.

Please see "Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Chief Scientist totaling approximately $1.6 in 2012, $1.2 million in 2011, and $1.4 million in 2010. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalties’ expenses relating to the Chief Scientist grants included in the cost of sales for years ended December 31, 2012, 2011 and 2010 were $562,000, $759,000 and$793,000, respectively. The total research and development grants that we have received from the Chief Scientist as of December 31, 2012 were $33.4 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2012, the accumulated interest was $9.8 million, the accumulated royalties paid to the Chief Scientist were $9.7 million and our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $33.5 million.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2012, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $348,000.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation."

In April 2012, the MITL approved our application for funding to help set up our Indian subsidiary as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India.  The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India, based on the approved budget for the plan for a period of 3 years. We are obligated to pay to the MITL royalties of 3% from the revenues derived in India up to an aggregate of 100% of the dollar-linked value of the total grant for a period of up to 7 years from the last year of the plan. As of December 31, 2012, we had a contingent obligation to pay the MITL aggregate royalties in the amount of approximately $55,000.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Ministry of Industry, Trade and Labor."

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue recognition. Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. Our arrangements generally do not include any provisions for cancellation, termination or refunds that would significantly impact recognized revenue. Large-size deals usually include acceptance criteria and since the delivery of such projects can take on average between 9-18 months, revenue recognition for such projects is delayed.

Our revenues are generated from sales to independent distributors and direct customers. We have a contract that is standard in substance with our distributors. Based on this contract, sales to distributors are final and distributors have no rights of return or price protection. We are not a party to the agreements between distributors and their customers, however we recognize our revenue on a "sale through" basis and therefore, revenues from these distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

We also generate sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly and then pay commissions to the representative for the sales in their territory.

We account for revenue recognition under the guidance of ASU No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements". ASU No. 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a sale arrangement.  The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available. ASU No. 2009-13 requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable's selling price.

Under our selling arrangements, we provide a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of our products. Accordingly, we record an appropriate provision for Warranty in accordance with ASC 450 "Contingencies" (see Note 2j). After the Warranty period initially provided with our products, we may sell extended warranty contracts on a standalone basis, which include bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts."  Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

The customer may purchase an extended warranty with the initial sale. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

Deferred revenues and advances from customers. Represent mainly the unrecognized fees collected for extended warranty services or fees collected for products for which revenue has not yet been recognized.

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

If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs and gross margin could be adversely affected. Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility, to help ensure competitive lead times with the risk of inventory obsolescence.

In addition, we add to the cost of finished products and work in process held in inventory the overhead from our manufacturing process.  If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

Inventory also includes amounts with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

Share option plans. Share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the requisite service periods. We estimate the fair value of employee stock options using a Black-Scholes valuation model. We recognize compensation costs using the graded vesting attribution method that results in an accelerated recognition of compensation costs, in comparison to the straight line method.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See "Item 4.B—Information on the Company—Business Overview—Research and Development," "Item 4.B—Information on the Company—Business Overview—Proprietary Rights", and "Item 5—Operating and Financial Review and Prospects—Research and Development" and "Item 5.A—Operating and Financial Review and Prospects—Operating Results".

D. TREND INFORMATION

During 2012 we saw a growing demand for service assurance solutions; however the slowdown in the telecommunications industry caused longer decision processes and put a hold on certain budgets. Our brand became more appreciated in our market segment which led us to be exposed to more business opportunities, upon some of which we were able to capitalize, mainly during the second half of 2012. This is not reflected in our 2012 financial reports due to the long delivery cycle of large-size projects, leading to a delay in revenue recognition.

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

E. OFF–BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2012, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$2,213	$641	$1,572	--	--
Open Purchase Orders (1)	346	346	--	--	--
Operating Leases	74	74	--	--	--
Severance Pay (2)	3,518	--	--	--	--
Total	$6,581	$1,91	$1,572	--	--

(1) Open purchase orders. We purchase components from a variety of suppliers and use several contract manufacturers, to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria, as defined by our requirements. In certain instances, we provide a non-binding forecast every 12 months, and we submit binding purchase orders quarterly for material needed in the next quarter. These agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. There are no penalties incurred for not taking delivery; however, if we alter the components in our products when the manufacturer has already purchased components based on a purchase order, we reimburse the manufacturer for any losses incurred relating to the manufacturer’s disposal of such components. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments, and are included in the table above.

(2) In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli severance pay law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof.  Our total contingent liability at December 31, 2012 was $3,518,000.  Of this amount, $428,000 is unfunded.  The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will, or are dismissed.

In addition, we are required to pay royalties of 3.5% of the revenues derived from products incorporating know-how developed from research and development grants from the Chief Scientist. As of December 31, 2012, our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $33.5 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately $348,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

We are also obligated to pay to the MITL royalties of 3% from the revenue growth derived in India up to an aggregate of 100% of the dollar-linked value in respect of the actual funding received by us. As of December 31, 2012 no liability was accrued.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel (5)	64	Chairman of our Board of Directors
David Ripstein	46	President, Chief Executive Officer
Gilad Yehudai	44	Chief Financial Officer
Eyal Harari	37	Vice President, Products and Marketing
Yuval Porat	54	Vice President, Research and Development
Miki Shilinger	58	Vice President, Operations
Uri Har (1)(2)(3)(4)(5)(6)	76	Director
Irit Hillel (1)(2)(4)(5)(6)	50	Director
Matty Karp (2)(4)(6)	64	Director
Rachel (Heli) Bennun	59	Director

(1) External Director, pursuant to the Companies Law
(2) Independent Director, pursuant to the NASDAQ Listing Rules
(3) Chairman of Audit Committee
(4) Audit Committee Member
(5) Nominating Committee Member
(6) Compensation Committee Member

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board since our inception in 1985. Mr. Zisapel is also the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT), and a director of two other public companies, Amdocs Ltd. (NYSE: DOX) and Silicom Ltd. (NASDAQ and TASE: SILC), as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in electrical engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

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

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 18 years as an entrepreneur and senior executive in digital media, technology and financial services firms. She currently operates as an early investor and co-founder of two internet and mobile startups, and is on the advisory board of BioGaming. From 2005 until 2010 she was Partner at Magnolia Capital Partners, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles.  Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

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

                Ms. Rachel (Heli) Bennun has served as a director since December 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ:ARLC) ("Arel"), a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel’s CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994).  In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel's board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) ("ArelNet"), a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet’s CEO from 1998 until 2001, during which time ArelNet went public on the TASE.  In 2004, Ms. Bennun resumed her position as ArelNet's CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005.  From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK:ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc and B.Sc. degree in industrial and management engineering from Ben-Gurion University.

Ms. Bennun is the domestic partner of Mr. Zohar Zisapel. Otherwise, there are no family relationships between any of the directors or executive officers named above.

B. COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (10 persons) for the year ended December 31, 2012 was approximately $1.09 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $195,000 that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC Topic 718. During 2012, our directors and officers received, in the aggregate, options to purchase 190,000 ordinary shares under our 2003 Share Option Plan (the "2003 Plan"). These options have an average exercise price of $3.46 per share and expire five to seven years from the grant date.

As of December 31, 2012, our current directors and officers as a group held options to purchase an aggregate of 746,623 ordinary shares of the Company. All of these options were granted under the 2003 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

In addition, on September 20, 2010, the Audit Committee of our Board of Directors (the "Audit Committee") and our Board of Directors, and on November 1, 2010, our shareholders, approved cash compensation and equity compensation for our independent directors and external directors in the following amounts:(i) an annual fee of NIS 18,300 (currently equivalent to approximately $5,041) and a per meeting attendance fee of NIS 1,060 (currently equivalent to approximately $292), which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time and (ii) an annual grant of options (under the 2003 Plan) to purchase 10,000 ordinary shares.  The options will be fully vested and immediately exercisable on the applicable date of grant and will expire on the earlier of seven years or 180 days from the date of such director’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on NASDAQ on the applicable date of grant, which initially was November 1, 2010, the date of our 2010 annual general meeting.  The exercise price of the options granted on November 1, 2011 was $4.39 per share, which was the closing price per share of the ordinary shares on the NASDAQ on such date.  The exercise price of the options granted on November 1, 2012 was $2.71 per share, which was the closing price per share of the ordinary shares on NASDAQ on such date. The term of such compensation arrangement shall be for three years commencing on November 1, 2010.  If the shareholders approve any change to the terms of the 2003 Plan with respect to external directors, within the meaning of the Israeli Companies Law, who are not independent directors, within the meaning of the rules of the SEC and NASDAQ, during the term of the plan, such new terms shall apply equally to the independent directors.

In addition, on September 20, 2010, our Audit Committee and our Board of Directors, and on November 1, 2010, our shareholders approved the annual grant of options to purchase 30,000 ordinary shares to Mr. Zohar Zisapel.  The terms of the options are the same as those described in the above paragraph.  The term of such compensation arrangement shall be for three years commencing on November 1, 2010.

In addition, on October 22, 2012 our Audit Committee and our Board of Directors, and on December 17, 2012, our shareholders, approved to pay Ms. Rachel (Heli) Bennun, for her services to the Company as a director, cash compensation in an amount equal to the compensation of our other directors (other than our Chairman), as described above, and a grant of options (under the 2003 Plan) to purchase 10,000 ordinary shares.  The options were fully vested and immediately exercisable on the applicable date of grant, which was December 17, 2012, the date of our 2012 annual general meeting.  The options expire on the earlier of seven years or 180 days from the date of such director’s termination or resignation from office.  The exercise price of the options is $2.56 per share, which was the closing price per share of the ordinary shares on the NASDAQ on December 17, 2012. If Ms. Bennun is subsequently reelected at our 2013 annual general meeting of shareholders and our shareholders approve at such meeting (or prior to such meeting) new compensation terms for our directors (other than the Chairman), Ms. Bennun will receive the same compensation as the other directors (other than the Chairman), subject to applicable law.

Share Option Plans

Until recently, we had the following two share option plans for the granting of options to our employees, officers, directors and consultants:  (i) the International Employee Stock Option Plan, which expired on September 30, 2008 and (ii) the 2003 Plan, which expired on December 21, 2012. On April 3, 2013 our Board of Directors adopted our 2013 Stock Option Plan (the "2013 Plan"), which expires on April 2, 2023.  As of April 22, 2013, we have not granted any options under the 2013 Plan.  Options granted under our option plans generally vest over a period of between one and four years, and generally expire five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants.  The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On January 28, 2013, our Board of Directors resolved to increase the number of outstanding shares reserved under the 2003 Plan, by 758,167.

The Company measures compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718 "Compensation – Stock based compensation". We recorded an expense of $672,000 for share-based compensation plans during 2012. During 2012 we granted options to purchase a total of 303,600 ordinary shares which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(j) and 12(b) of the Notes to the Consolidated Financial Statements for further information.

As of April 19, 2013, we have granted options to purchase a total of 2,758,296 ordinary shares under all of the Company’s share option plans, of which options to purchase 651,442 ordinary shares have been exercised and options to purchase 16,251 and 987,015 ordinary shares under the International Employee Stock Option Plan and the 2003 Plan, respectively, remain outstanding.

In August 2006, we elected, pursuant to Rule 5615(a)(3) of the NASDAQ Listing Rules, to follow our home country practice in lieu of the NASDAQ Listing Rules with respect to the approvals required for the establishment and for material amendments to our share option plans. Consequently, the establishment of share option plans and material amendments thereto is now subject to the approval of our Board of Directors, and is no longer subject to our shareholders’ approval. See also "Item 16G—Corporate Governance."

C. BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Zohar Zisapel, Uri Har, Irit Hillel, Matty Karp and Rachel (Heli) Bennun. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our non-external directors serve until the next annual general meeting. The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2013.  None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see "Item 6.B—Directors, Senior Management and Employees—Compensation."

External Directors

We are subject to the provisions of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law"), which became effective on February 1, 2000, superseding most of the provisions of the Israeli Companies Ordinance (New Version), 5743-1983.

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

Pursuant to the Israeli Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Israeli Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” Our external directors are Mr. Uri Har and Ms. Irit Hillel. We have determined that Ms. Hillel has the requisite “accounting and financial expertise” and that Mr. Har has the requisite “professional qualifications.”

 External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting vote in favor of the external director’s election; or
•	the total number of shares of non-controlling shareholders that voted against the election of the external director does not exceed two percent of the aggregate number of voting rights in the company.

The initial term of an external director is three years and may be extended for up to two additional three year terms.  In certain special situations, the term may be extended beyond these periods.  Reelection of an external director is effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders, provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.  Each committee of a company’s board of directors is required to include at least one external director except for the audit committee and the compensation committee, which are both required to be comprised of all the external directors.  Mr. Uri Har and Ms. Irit Hillel were elected to serve as external directors for an initial three-year term at our 2007 annual general meeting of shareholders, held on October 24, 2007.  At our 2010 annual general meeting, held on November 1, 2010, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a second three-year term. Both Uri Har and Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company’s Audit Committee, Nominating Committee and Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed on NASDAQ, and we are subject to the NASDAQ Listing Rules applicable to listed companies. Under the current NASDAQ Listing Rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Uri Har, Irit Hillel and Matty Karp qualify as independent directors under the current NASDAQ requirements, and each is a member of the Audit Committee. Irit Hillel is our "audit committee financial expert." In addition, we have adopted an Audit Committee charter, which sets forth the Audit Committee’s responsibilities.

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

Audit committee

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

The function of the audit committee is to review irregularities in the management of our business and recommend remedial measures. The audit committee is also required, under the Israeli Companies Law, to approve certain related party transactions. In addition, the responsibilities of the audit committee shall also include classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions, in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the companies rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

An audit committee of a public company may not approve a related-party transaction under the Israeli Companies Law unless at the time of such approval, the external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

Compensation committee

NASDAQ Requirements

Under the current NASDAQ Listing Rules, a listed company is required to have a compensation committee comprised solely of independent directors. Our compensation committee consists of Irit Hillel (Chairman), Uri Har and Matty Karp, each of whom satisfies the independence requirements under the current NASDAQ Listing Rules.  The Company has adopted a compensation committee charter, which sets forth the responsibilities of the compensation committee.  The compensation committee is responsible for, among other things, assisting the Board of Directors in the reviewing and approving the compensation structure and policy, including all forms of compensation relating to our directors and executive officers.

Israeli Companies Law Requirements

Under a recent amendment to the Israeli Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who satisfy certain independence qualifications. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation and to approve the actual compensation terms of office holders prior to approval by the board of directors.

Internal auditor

Under the Israeli Companies Law, the board of directors of a public company must also appoint an internal auditor proposed by the audit committee.  The duty of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity that has the right to designate at least one director or the general manager of the company and any person who serves as a director or as a general manager.

Mr. Yisrael Gewirt, who is a partner of Fahn Kanne & Co., a member of Grant Thornton, serves as our internal auditor.

Exculpation, Indemnification and Insurance of Directors and Officers

We have agreed to exculpate and indemnify our office holders to the fullest extent permitted under the Israeli Companies Law. We have also purchased a directors and officers liability insurance policy.  For information regarding exculpation, indemnification and insurance of directors and officers under applicable law and our articles of association, see "Item 10.B—Additional Information—Memorandum and Articles of Association."

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

D. EMPLOYEES

As of December 31, 2012, we had 101 employees located in Israel, 8 employees of RADCOM Equipment located in the United States, 9 employees of RADCOM Brazil located in Brazil, 4 employees of RADCOM India located in India and 10 employees in total located in Spain, Singapore, Guatemala, China, Honduras and Paraguay collectively. Of the 101 employees located in Israel, 57 were employed in research and development, 7 in operations (including manufacturing and production), 27 in sales and marketing and customer support, and 10 in administration and management. Of the 8 employees located in the United States, 7 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 9 employees located in the Brazil, 8 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 14 employees located in Spain, Singapore, Guatemala, Honduras, Paraguay, India and China, 11 were employed in sales, marketing and customer support and 3 were employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2012, all of our 132 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.  As of December 31, 2011, we had 101 employees located in Israel, 9 employees of RADCOM Equipment located in the United States, 11 employees of RADCOM Brazil located in Brazil and 11 employees in total located in Spain, Singapore, Guatemala, India and China, collectively.  As of December 31, 2010, we had 91 employees located in Israel, 7 employees of RADCOM Equipment located in the United States and 11 employees in total located in Spain, Singapore, Brazil, India and China, collectively.

For more information, see "Item 4.B—Information on the Company—Business Overview—Employees."

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 19, 2013. The percentage of outstanding ordinary shares is based on 6,464,719 ordinary shares(3)(7) outstanding as of April 19, 2013. Except for Messrs. Zohar Zisapel and David Ripstein, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	2,285,883	(4)	34.4%
David Ripstein	144,000	(5)	2.3%
All directors and executive officers as a group, except Zohar Zisapel and David Ripstein (8 persons)	285,457	(6)	4.3%
_______________________
(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 19, 2013.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 19, 2013.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.
(4)
Includes (i) 1,992,673 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 ordinary shares held by Klil & Michael Holdings (93) Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 56,139 ordinary shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 140,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.76, expiring between the years 2013 and 2018, and (vi) 38,986 ordinary shares issuable upon exercise of warrants, with an exercise price per share of $10.69, expiring in October 2013.  The options and warrants listed above are exercisable currently or within 60 days of April 19, 2013. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  This information is based on information provided by Mr. Zohar Zisapel.

(5)
Comprised of 144,000 ordinary shares issuable upon exercise of options at an average exercise price per share of 2.84, which expire between the years 2013 and 2017 and are all exercisable within 60 days of April 19, 2013.

(6)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of April 19, 2013) and have, therefore, not been separately disclosed. The amount of shares is comprised of 285,457 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of April 19, 2013.

(7)	On May 6, 2008, our shareholders approved a one-to-four reverse share split, which we affected in June 2008.

For a description of our share option plans for the granting of options to our employees see "Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 19, 2013, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of April 19, 2013, our ordinary shares had a total of 37 holders of record, of which 18 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street name." As of April 19, 2013, U.S. holders of record held approximately 70% of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)		Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel	2,285,883	(3)	34.4%
Yehuda Zisapel	506,790	(4)	7.84%
Orington Holdings Limited	389,864	(5)	5.94%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 19, 2013.

(2)
The percentage of outstanding ordinary shares is based on 6,464,719 ordinary shares outstanding as of April 19, 2013.  For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 19, 2013.  The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(3)
Includes (i) 1,992,673 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 ordinary shares held by Klil & Michael Holdings (93) Ltd. , an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 56,139 ordinary shares held of record by Lomsha Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 140,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.76, expiring between the years 2013 and 2019, and (vi) 38,986 ordinary shares issuable upon exercise of warrants, with an exercise price per share of $10.69, expiring in October 2013.  The options and warrants listed above are exercisable currently or within 60 days of April 19, 2013.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RDC.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel and based on Mr. Zohar Zisapel's Schedule 13D/A filed with the SEC on February 19, 2013.

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

B. RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and the other companies, are known as the "RAD-BYNET Group.  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"), Radware Ltd., Ceragon Networks Ltd., Silicom Ltd., BYNET Data Communications Ltd.("BYNET"), Radwin Ltd., BYNET SEMECH (Outsourcing) Ltd., BYNET SYSTEMS APPLICATIONS Ltd.., BYNET ELECTRONICS Ltd. (a non-exclusive distributor in Israel for us), Channelot Ltd., RAD-Bynet Properties and Services (1981) Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., Packetlight Networks Ltd., Neurim Pharmaceuticals (1991) Ltd., RADIFLOW Ltd., AB-NET Communication Ltd, RADBIT Computers Inc, SecuritiDAM Ltd. and several other holdings, real estate and biotech companies.

Certain members of the RAD-BYNET Group, each of which is a separate legal entity, are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products, none of which is currently the same as any product of ours.  One or both of Messrs. Yehuda and Zohar Zisapel also hold several other real estate, holding, biotech and pharmaceutical companies.   The above list does not constitute a complete list of the investments and holdings of Messrs. Yehuda and Zohar Zisapel.

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.  We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group.  The aggregate amounts of such purchases were approximately $50, $0 and $640 in 2012, 2011 and 2010, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.  The aggregate amounts of such purchases were approximately $61,000, $24,000 and $42,000 in 2012, 2011 and 2010, respectively.

Each of RAD and BYNET provides legal, personnel and administrative services to us and leases space to us, for which we pay them at market terms. The aggregate amounts of such payments were approximately $22,000, $19,000 and $20,000 in 2012, 2011 and 2010, respectively.

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Messrs. Yehuda and Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $448,000, $438,000 and $459,000 in 2012, 2011 and 2010, respectively.  We also sub-lease approximately 500 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $10,000 for 2012, $9,000 for 2011 and $9,000 for 2010.

We were a party to a non-exclusive distribution agreement with BYNET ELECTRONICS Ltd., a related party.  BYNET ELECTRONICS Ltd. purchased our products and services on the same terms and conditions as it purchases from unrelated companies with whom it has distribution agreements.  The aggregate amounts of such sales were approximately $451,000, $347,000 and $960,000 in 2012, 2011 and 2010, respectively.  The distribution agreement was terminated during 2012.

In October and November 2010, we completed a PIPE in which we raised $5.5 million from certain investors, including our Chairman, Mr. Zohar Zisapel (who invested $1.0 million). For more information, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements" above.

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

In December 2011, we entered into a consulting agreement with Ms. Heli Bennun (the "Consultant"). Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder. The key terms of the agreement are as follows: (i) the Consultant will provide advisory services to our management with respect to our business operations, (ii) we will pay the Consultant a monthly amount which may not exceed the average monthly salary of employees in Israel, plus Israeli Value Added Tax, (iii) the term of engagement shall be for a period of 12 months from commencement of services or as otherwise agreed by us and the Consultant, and (iv) during the term of the agreement, the Consultant will provide services for at least 25 hours a month on the average.  The transaction was authorized by all necessary corporate action required by the Israeli Companies Law..

In November 2012, we secured a loan of up to NIS 3 million from Mr. Zohar Zisapel, our Chairman of the Board and our largest shareholder to finance our operations.  The term of the loan was until March 31, 2013, and Mr. Zisapel has informed us that he has agreed to waive his right to claim the repayment of the loan until June 30, 2013. The loan is interest-free, but the amount of principal required to be repaid is linked to the Israeli CPI. The transaction was authorized by all necessary corporate action required by the Israeli Companies Law. The average Israeli CPI has increased each year from 2010 through 2012 by 3.34%, 1.96% and 1.63% respectively.  As of April 19, 2013, we owe Mr. Zisapel NIS 2,893,000 pursuant to the terms of the loan.

Registration Rights

As part of the PIPE we completed in 2010, we have entered into agreements with certain of our directors and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in the PIPE.  We filed a registration statement in regards to the shares and warrants of the 2010 PIPE transaction which became effective on January 24, 2011. For more information on the 2010 PIPE transaction, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements."

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2012, the amount of our export sales was approximately $14.4 million, which represented 91% of our total sales.

Legal Proceedings

None.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2012.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low market prices of our ordinary shares as reported on NASDAQ for the periods indicated.

	High	Low
Annual
2012	$5.69	$2.08
2011	$13.98	$3.45
2010	$12.50	$1.60
2009	$2.80	$0.40
2008	$3.40	$0.40
Quarterly 2013
Second Quarter (Through April 19)	$3.40	$3.00
First Quarter	$4.19	$2.21
Quarterly 2012
Fourth Quarter	$3.25	$2.08
Third Quarter	$4.80	$2.66
Second Quarter	$5.42	$3.50
First Quarter	$5.72	$3.94
Quarterly 2011
Fourth Quarter	$4.75	$3.45
Third Quarter	$5.56	$3.55
Second Quarter	$9.83	$4.48
First Quarter	$13.98	$9.28
Most recent six months
April 2013 (Through April 19)	$3.40	$3.00
March 2013	$3.95	$2.81
February 2013	$4.10	$2.21
January 2013	$4.19	$2.32
December 2012	$2.78	$2.16
November 2012	$3.25	$2.08
October 2012	$3.25	$2.15

On April 19, 2013, the closing price of our ordinary shares on the NASDAQ was $3.06 per share.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

From our initial public offering on September 24, 1997 until September 30, 2007 our ordinary shares were traded on the NASDAQ Global Market under the symbol "RDCM", and since October 1, 2007 our shares have been traded on the NASDAQ Capital Market. In addition, on February 20, 2006, our ordinary shares began trading on the Tel Aviv Stock Exchange ("TASE") under the symbol "רדקם". In March 2009 we notified the TASE that we did not wish to continue our listing on the TASE. As per the TASE regulations, the de-listing became effective on June 29, 2009. Prior to September 24, 1997, there was no market for our ordinary shares.

Our ordinary shares are currently listed on NASDAQ and are thereby subject to the rules and regulations established by NASDAQ and applicable to listed companies. The Rule 5600 Series of the NASDAQ Listing Rules imposes various corporate governance requirements on listed securities. Section (a)(3) of Rule 5615 provides that foreign private issuers are required to comply with certain specific requirements of the Rule 5600 Series, but may comply with the laws of their home jurisdiction in lieu of other requirements of the Rule 5600 Series and certain other enumerated rules.

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of (i) Rule 5250(d)(1) regarding  distribution of annual reports to our shareholders prior to our annual meeting of shareholders; (ii) Rule 5635(c) relating to the solicitation of shareholder approval prior to the issuance of designated securities when a stock option or purchase plan is to be established or materially amended; and (iii) Rule 5210(c) and Rule 5255 relating to the direct registration program.  These requirements of the NASDAQ Listing Rules are not required under the Israeli Companies Law. See also "Item 10.B—Additional Information—Memorandum and Articles of Association" and "Item 16G—Corporate Governance."

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding section of the Israeli Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Israeli Companies Law. The law provides that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association.  On September 19, 2011, at our 2011 annual general meeting, our shareholders approved certain amendments to our articles of association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific sections of the Israeli Securities Law and the Israeli Companies Law described above.

On November 1, 2010, at our 2010 annual general meeting, our shareholders approved the following amendment to our articles of association.  Section 173 of the Israeli Companies Law provides that privately held companies in Israel as well as companies only listed on stock exchanges outside of Israel, such as our company, are not required to provide its shareholders with annual financial statements, provided that such a provision is included in such company's articles of association.  As we are only listed on NASDAQ and file our financial statements with the SEC, similar to other Israeli companies that are only listed on a stock exchange outside of Israel, following the recommendation of our Board of Directors, our shareholders approved the amendment to our articles of association by adding a provision that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC's website, www.sec.gov, and on our website, www.radcom.com.

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

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be fixed from time to time by resolution of our shareholders.  On December 9, 2009, at our annual general meeting, our shareholders fixed the number of directors on our Board of Directors at five. Our non-external directors do not stand for reelection at staggered intervals, and they serve until the next annual general meeting (in 2013).  The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2013.

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

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way, the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares. If we are wound up, then aside from any special rights of shareholders, our remaining assets will be distributed among the shareholders in proportion to their respective holdings.

Our articles of association allow us to create redeemable shares, although at the present time we do not have any such redeemable shares.

External Directors

See "Item 6.C—Directors, Senior Management and Employees—Board Practices—External Directors."

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

Each person listed in the table above under "Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management" above is an office holder.  Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the audit committee or a compensation committee to the extent that it complies with the statutory requirements which apply to the audit committee, and the Board of Directors. Arrangements regarding the terms of employment and compensation of directors also require approval by the audit committee, the Board of Directors and the shareholders.

Approval of Officeholder Compensation

A recent amendment to the Israeli Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Duties of Shareholders"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

Extraordinary Transactions

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

Shareholder Meetings

The Company has two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  We are required to give notice of general meetings (annual or extraordinary) no less than seven days before the general meetings.  A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company.  If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the Chairman of the Board and the majority of the voting power represented at the meeting agree).  Every ordinary share has one vote.  A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class.  A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We are exempted by the NASDAQ Listing Rules from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC. See also "Item 16G—Corporate Governance."

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

Pursuant to an amendment to the Israeli Companies Law, which came into effect on May 14, 2011 (the "Amendment Date"), agreements and extraordinary transactions with a duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with a duration exceeding three years which were approved prior to the Amendment Date will need to be re-approved by the proper corporate actions at the later of the first general meeting held after the Amendment Date, six months after the Amendment Date or the expiration of three years from the date on which they approved, even though they were properly approved prior to the passing of the amendment to the Israeli Companies Law.

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

Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company permit it to do so.  Our articles of association allow us, subject to the provisions of the Israeli Companies Law, to prospectively exculpate an office holder from all or some of the office holder’s responsibility for damage resulting from the office holder’s breach of the office holder’s duty of care to the Company.

Insurance of Office Holders

Our articles of association further provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, in respect of each of the following:

•	a breach of an office holder’s duty of care to us or to another person;
•	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;
•	financial obligation imposed on him+ in favor of another person; or
•
reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the "Israeli Securities Law")  and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

Indemnification of Office Holders

Our articles of association also provide that we may indemnify an office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, as follows:

•	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator's award approved by court;
•
reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 1968, as amended (the "Securities Law"), and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions allowing us to undertake to indemnify an office holder as aforesaid:

•
in advance, provided that in respect of bullet number 1 above, the undertaking is restricted to events which our Board of Directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criteria determined by our Board of Directors to be reasonable under the circumstances, and further provided that such events and amounts or criteria are set forth in the undertaking to indemnify; and

•	retroactively.

Limitations on Exculpation, Indemnification and Insurance

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (other than if solely done in negligence);
•	any act or omission done with the intent to derive an illegal personal benefit
•	a fine, civil fine or ransom levied on an office holder, or a financial sanction imposed upon an office holder under Israeli Law.

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, the Company's office holders must be approved by the Company's audit committee and the Company's board of directors and, if the beneficiary is a director, by the Company's shareholders.  The Company's audit committee, board of directors and shareholders resolved to indemnify and exculpate the Company's office holders by providing them with indemnification agreements and approving the purchase of a directors and officers liability insurance policy. We currently maintain directors and officers liability insurance policy limited to US$10 million, at an annual premium of approximately US$ 52,000.

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

In addition, provisions of the Israeli Companies Law that address "arrangements" between a company and its shareholders allow for "squeeze-out" transactions in which a target company becomes a wholly-owned subsidiary of an acquirer.  These provisions generally require that the merger be approved by a majority of the participating shareholders (excluding those abstaining) holding at least 75% of the shares voted on the matter.  In addition to shareholder approval, court approval of the transaction is required, which entails further delay.  The Israeli Companies Law also provides for a merger between Israeli companies after completion of the above procedure for an "arrangement" transaction and court approval of the merger.

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company.  These requirements do not apply if, in general, the acquisition (i) was made in a private placement that received shareholder approval, including with respect to the fact that as a result of the transaction a party would become a shareholder of 25% or more, (ii) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (iii) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

C. MATERIAL CONTRACTS

For a summary of (i) the lease agreement for the Tel Aviv premises, see "Item 4.D—Information on the Company—Property, Plants and Equipment," (ii) the Credit Facility from First International Bank of Israel, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans—Credit Facility from First International Bank of Israel," and (iii) the Loan Agreement with Mr. Zohar Zisapel, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans—Loan Agreement with Mr. Zohar Zisapel," which are incorporated herein by reference.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 24% for the 2011 tax year, 25% for the 2012 tax year and 25% for the 2013 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company that derives income from an approved and beneficiary enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	deductions over an eight-year period for purchases of know-how and patents, which are used for the development or advancement of the company;
•	deductions over a three-year period in equal amounts of expenses involved with the issuance and listing of shares on a stock exchange;
•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and
•	accelerated depreciation rates on equipment and buildings.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange and/or a foreign exchange, and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident or Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli company to non-residents of Israel, income tax is applicable at the rate of 25%, or 30% (20% or 25% in 2011) for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Distributions of dividends are subject to the withholding of Israeli tax at the source at the prevailing rates under Israeli tax law.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, dividends deriving from income generated by an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise) are taxed at the rate of 15%.  Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

A non- resident of Israel who receives dividend from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer , and the taxpayer has no other taxable sources of income in Israel.

For information with respect to the applicability of High Income Tax on distribution of dividends and the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above under "—Capital Gains Tax on Sales of Our Ordinary Shares" above.

Israeli Transfer Pricing Regulations

In accordance with Section 85A of the Israeli Tax Ordinance, if in an international transaction (whereby at least one party is a foreigner or all or part of the income from such transaction is to be taxed abroad as well as in Israel) there is a special relationship between the parties (including but not limited to family relationship or a relationships of control between companies), and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized than what would have been expected to be realized from a transaction of this nature, then such transaction shall be reported in accordance with customary market conditions and tax shall be charged accordingly. This section shall apply solely to transactions that transpire after November 29, 2006, at which time regulations with respect to this section were legislated. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the transaction and according to additional terms and conditions specified in the regulations.

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
• are S corporations;
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

Subject to the discussion below under "Passive Foreign Investment Company Status," dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income."  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., NASDAQ) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (the "IRS") has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under "Passive Foreign Investment Company Status," upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 20% for taxable years beginning after December 31, 2012).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares generally is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax.  With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a "PFIC") for 2021 if (taking into account certain "look-through" rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2012.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such ordinary shares received during the preceding three taxable years or, if shorter, during the U.S. Holder’s holding period prior to the distribution year) with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair value of such shares. Further, if we are a PFIC, each U.S. Holder will generally be required to file an annual report with the IRS.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC.  We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC.  Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning in the first taxable year in its holding period in which it were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily will generally be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 20% for taxable years beginning after December 31, 2012.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock that is "marketable stock" (e.g., "regularly traded" on NASDAQ) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered "regularly traded" or that our ordinary shares will continue to trade on the NASDAQ.  Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute "marketable stock").

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  We believe that we should not be classified as a PFIC for 2012. We believe also that we were not a PFIC for tax years 2004 through 2011 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years.  Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  However, there can be no assurance that the IRS will not challenge our treatment.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary shares, which are all relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a timely QEF, mark-to-market or certain other special elections.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C.  20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room. In addition, some of our filings are available to the public on the SEC’s website (www.sec.gov). We also generally make available on our own web site (www.radcom.com) our annual reports as well as other information. However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders. We will mail out copies of our annual financial statements only to those shareholders that submit a written request for such statements.  See also "Item 10.B--Additional Information—Memorandum and Articles of Association" and "Item 16G—Corporate Governance." Information contained on our website is not a part of this Annual Report.

Any statement contained in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. We urge you to review the exhibits themselves for a complete description of the contract or document.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, Brazilian Real (“BRL”) or in Euro for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and Brazilian Real. Based on our budget for 2013, we expect that (i) an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $40,000 per quarter and vice versa and (ii) an increase of BRL 0.1 to the exchange rate of the BRL to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $50,000 per quarter and vice versa.

See also "Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Currency Fluctuations."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a.            Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2012. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2012, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

b.            Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, under the supervision of the Company’s principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP; (3) provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2012, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

c.            Attestation Report of the Registered Public Accounting Firm

Not applicable.

d.            Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Irit Hillel is our "audit committee financial expert" (as defined in paragraph (b) of Item 16A of Form 20-F) serving on our Audit Committee.  For information on Ms. Hillel’s professional and educational background, see "Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management."  Ms. Hillel qualifies as an "independent" director under the NASDAQ Listing Rules.

ITEM 16B. CODE OF ETHICS

On February 1, 2004, our Board of Directors adopted our Code of Ethics and Business Conduct, a code that applies to all of our directors, officers and employees, including our President and Chief Executive Officer and our Chief Financial Officer. A copy of the Code of Ethics and Business Conduct was filed as Exhibit 11 to our annual report on Form 20-F filed with the SEC on May 6, 2004.

Our Code of Ethics is also publicly available on our website at www.radcom.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2012 and 2011 were, respectively:

	Year Ended December 31,
	2012	2011
Audit Fees	$124,000	$125,000
Tax Fees	$5,000	$8,000
All other Fees	$0	$0
Total	$129,000	$133,000

Audit Fees include fees associated with the annual audit, the reviews of our quarterly financial statements, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on NASDAQ. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ Listing Rules, including NASDAQ's corporate governance requirements.  The NASDAQ Listing Rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the NASDAQ requirements relating to: (i) sending annual reports to shareholders, as described in "Item 10.H—Additional Information—Documents on Display," (ii) shareholder approval with respect to issuance of securities under equity based compensation plans and (iii) relating to the direct registration program.  The NASDAQ Listing Rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Israeli Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (2).
1.2	Amended and Restated Articles of Association, as amended (1).
2.1	Form of ordinary share certificate (1).
4.1	International Employee Stock Option Plan (3).
4.2	2003 Share Option Plan (1)
4.3	Lease Agreement, dated March 1, 2013, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English translations accompanied by Hebrew original)(1).
4.4	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (4).
4.5	Share and Warrant Purchase Agreement, dated as of October 11, 2010, by and between RADCOM Ltd. and the purchasers listed therein (5).
4.6	Form of Warrant – Share and Warrant Purchase Agreement dated October 11, 2010 (5).

4.7	Lease Extension, dated November 14, 2012, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc (1).

4.8	Loan agreement with Mr. Zohar Zisapel (1).
4.9
Covenants letter regarding the Credit Facility from First International Bank of Israel and the floating and fixed charge (1) (English translation of the covenants letter and an English summary of the floating charge, both accompanied by Hebrew originals).

8.1	List of Subsidiaries (1)
11.1	Code of Ethics (6).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1).
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (1).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1).
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (1).
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated April 22, 2013 (1).

101
The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (ii) Consolidated Balance Sheets at December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections (1).

_________________
(1) Filed herewith.

(2)   Incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, and (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008.

(3) Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.

(4) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(5)   Incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on December 14, 2010.

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
Name: David Ripstein
Title: Chief Executive Officer
Date: April 22, 2013

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. (the "Company") and its subsidiaries as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2012 and 2011 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 22, 2013	A Member of Ernst & Young Global

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,474	$2,901
Restricted Cash	1,452	-
Trade receivables (net of allowances for doubtful accounts of $ 415 and $ 395 as of December 31, 2012 and 2011, respectively)	3,292	5,389
Inventories	6,736	6,590
Other current assets	2,685	3,490

Total current assets	15,639	18,370

SEVERANCE PAY FUND	3,090	2,674

PROPERTY AND EQUIPMENT, NET	268	301

Total assets	$18,997	$21,345

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit	$1,058	$-
Short term loans (includes loan of $777 from related party)	1,527	-
Trade Payables	1,920	2,703
Employees and payroll accruals	1,996	2,087
Deferred revenues and advances from customers	2,100	894
Other accounts payable and accrued expenses	1,844	2,016

Total current liabilities	10,445	7,700

LONG-TERM LIABILITIES:
Deferred revenues	37	161
Accrued severance pay	3,518	3,092

Total long-term liabilities	3,555	3,253

Total liabilities	14,000	10,953

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: 9,997,670 shares authorized at December 31, 2012 and 2011; 6,480,623 and 6,446,541 shares issued at December 31, 2012 and 2011, respectively; 6,449,780 and 6,415,698 shares outstanding at December 31, 2012 and 2011, respectively	251	250
Additional paid-in capital	61,470	60,754
Accumulated other comprehensive loss	(322)	(197)
Accumulated deficit	(56,402)	(50,415)

Total shareholders' equity	4,997	10,392

Total liabilities and shareholders' equity	$18,997	$21,345

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2011	2010

Revenues:
Products	$12,480	$19,199	$16,770
Services	3,306	2,788	2,403

	15,786	21,987	19,173

Cost of revenues :
Products	5,765	6,074	6,052
Services	417	606	434

	6,182	6,680	6,486

Gross profit	9,604	15,307	12,687

Operating expenses:
Research and development	6,102	5,866	4,310
Less - royalty-bearing participation	1,567	1,235	1,424

Research and development, net	4,535	4,631	2,886

Selling and marketing, net	8,515	9,962	6,971
General and administrative	2,107	2,234	1,538

Total operating expenses	15,157	16,827	11,395

Operating income (loss)	(5,553)	(1,520)	1,292

Financial expenses, net	(314)	(384)	(722)
Income (loss) before taxes on income	(5,867)	(1,904)	570

Taxes on Income	(120)	-	-

Net income (loss)	$(5,987)	$(1,904)	$570

Net earnings (loss) per share:
Basic net earnings (loss) per Ordinary Share	$(0.93)	$(0.30)	$0.11

Diluted net earnings (loss) per Ordinary Share	$(0.93)	$(0.30)	$0.10

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2012	2011	2010

Net income (loss)	$(5,987)	$(1,904)	$570

Other comprehensive loss:
Foreign currency translation adjustment	(125)	(197)	-

Other comprehensive loss	(125)	(197)	-

Comprehensive income (loss)	$(6,112)	$(2,101)	$570

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of shares	Share capital Amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2010	5,102,778	$177	$51,544	$-	$(49,081)	$2,640

Net income	-	-	-	-	570	570
Issuance of shares and warrants, net of issuance expenses of $ 139 (private placement)	643,278	36	5,325		-	5,361
Share-based compensation	-	-	564	-	-	564
Exercise of options	163,822	9	634	-	-	643
Classification of warrants to equity	-	-	772	-	-	772
Exercise of warrants	235,146	12	341	-	-	353

Balance as of December 31, 2010	6,145,024	234	59,180	-	(48,511)	10,903

Share-based compensation	-	-	823		-	823
Exercise of options	76,143	5	139	-	-	144
Exercise of warrants	194,531	11	612		-	623
Net loss	-	-	-	-	(1,904)	(1,904)
Other comprehensive loss	-	-	-	(197)	-	(197)

Balance as of December 31, 2011	6,415,698	250	60,754	(197)	(50,415)	10,392

Share-based compensation	-	-	672	-	-	672
Exercise of options	34,082	1	44	-	-	45
Net loss	-	-	-	-	(5,987)	(5,987)
Other comprehensive loss	-	-	-	(125)	-	(125)

Balance as of December 31, 2012	6,449,780	$251	$61,470	$(322)	$(56,402)	$4,997

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2012	2011	2010
Cash flows used in operating activities:

Net income (loss)	$(5,987)	$(1,904)	$570
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	119	155	294
Share-based compensation	672	823	564
Increase (decrease) in allowance for doubtful accounts	20	-	(609)
Amortization of discount on long-term loan	-	-	141
Revaluation of warrants presented at fair value	-	-	524
Increase (decrease) in severance pay, net	10	60	(46)
Decrease (increase) in trade receivables	2,060	1,369	(2,632)
Decrease (increase) in other current assets	767	(1,782)	(1,101)
Increase in inventories	(222)	(2,661)	(1,063)
Increase (decrease) in trade payables	(775)	2	1,634
Increase (decrease) in employees and payroll accrued	(88)	74	272
Increase (decrease) in other accounts payable and accrued expenses	(131)	402	(1,192)
Decrease in interest on long-term loan	-	-	37
Interest on restricted cash	(15)	-	-
Interest and linkage on short term loan	27	-	-
Increase in deferred revenue and advances from customers	1,082	112	109

Net cash used in operating activities	(2,461)	(3,350)	(2,498)

Cash flows used in investing activities:

Restricted cash	(1,437)	-	-
Purchase of property and equipment	(66)	(103)	(56)

Net cash used in investing activities	(1,503)	(103)	(56)

Cash flows from financing activities:

Receipts of short term bank credit	1,058	-	-
Receipts of short term loan (includes $777 from related party)	1,500	-	-
Payments of long term loan	-	-	(1,333)
Proceeds from issuance of Ordinary Shares and warrants, net of issuance expenses	-	-	5,361
Exercise of warrants	-	623	353
Exercise of options	45	144	643

Net cash provided by financing activities	2,603	767	5,024

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Year ended December 31,
2012	2011	2010

Foreign currency translation adjustments on cash and cash equivalents	(66)	(157)	-
Increase (decrease) in cash and cash equivalents	(1,427)	(2,843)	2,470
Cash and cash equivalents at beginning of year	2,901	5,744	3,274

Cash and cash equivalents at end of year	$1,474	$2,901	$5,744

		Year ended December 31,
		2012	2011	2010

(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$19	$3	$8

	Property and equipment transferred to be used as inventory	$-	$-	$7

	Inventory transferred to be used as property and equipment	$4	$20	$-

(b)	Interest paid in cash	$6	$-	$95

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

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

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales and marketing of the Company's products in North America and Brazil, respectively.

In addition, the Company formed in 2012 another wholly-owned subsidiary in India, incorporated under the laws of India, (the "India Subsidiary"). The India Subsidiary is primarily engaged in business development, marketing activities and customer support of the Company's products in India. Since inception, the Indian Subsidiary had immaterial activity.

b.
The Company has an accumulated deficit of $ 56,402 as of December 31, 2012. The Company believes that its existing capital resources will be adequate to satisfy its expected liquidity requirements at least through the end of December 2013. The Company's foregoing estimate is based, among others, on its current backlog and on the existing pipeline. There is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern, beyond December 31, 2013.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

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

Other than in the Company's subsidiary in Brazil, all exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

d.	Cash equivalents:

The Company considers all highly liquid deposit instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

e.	Restricted cash:

Restricted cash is invested in a bank deposit, which is pledged in favor of the bank that provides guarantees to the Company.

f.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents, short term bank deposits, severance pay fund and trade receivables.

Cash and cash equivalents and short term bank deposits are maintained with major financial institutions mainly in Israel. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel. Such deposits are not insured. However, management believes that such financial institutions are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Allowance for doubtful accounts amounted to $415 and $ 395 as of December 31, 2012 and 2011, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expenses (income) amounted to $ 20, $ 0 and $ (609) in 2012, 2011 and 2010, respectively. Total write offs during 2012, 2011 and 2010 amounted to $ 206, $ 0 and $ 0, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

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

Total write offs during 2012, 2011 and 2010 amounted to $ 311, $ 0 and $ 0, respectively.

h.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Equipment used for research and development (unless no alternative future use exists) and demonstration equipment are capitalized at cost or, when applicable, at production costs.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Demonstration and rental equipment	33
Research and development equipment	25 - 33
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	(*)

*)	At the shorter of the lease period or useful life of the leasehold improvement.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "property, plants and equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2012, 2011 and 2010, no impairment losses were identified.

j.	Revenue recognition:

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

The Company's revenues are generated from sales to independent distributors and direct customers. The Company has a contract that is standard in substance with its distributors. Based on this contract, sales to distributors are final and distributors have no rights of return or price protection. The Company is not a party to the agreements between distributors and their customers, however the Company recognizes its revenue on a "sale through" basis and therefore revenues from these distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

The Company also generates sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from the Company. The Company invoices the end-user customers directly, collects payment directly and then pays commissions to the representative for the sales in its territory.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for revenue recognition under the guidance of ASU No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements". ASU No. 2009-13 establishes a selling price hierarchy for determining the selling price of a deliverable in a sale arrangement.  The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available.  ASU No. 2009-13 requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method.  The relative selling price method allocates any discount in the arrangement proportionately to each deliverable on the basis of the deliverable's selling price.

Under the Company's selling arrangements, the Company provides a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of its products. Accordingly, the Company records an appropriate provision for Warranty in accordance with ASC 450 "Contingencies" (see Note 2l). After the Warranty period initially provided with the Company's products, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts." Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

The customer may purchase an extended warranty with the initial sale. In such cases, revenues attributable to the extended warranty are deferred at the time of the initial sale and recognized ratably over the extended contract warranty period.

Deferred revenues - represent mainly the unrecognized fees collected for extended warranty services.

k.	Share-based compensation:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. Expected term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

The fair value for options granted in 2012, 2011 and 2010 is estimated at the date of grant with the following weighted average assumptions:

	2012	2011	2010

Dividend yield	0%	0%	0%
Expected volatility	80-100%	76-132%	105-121%
Risk-free interest	0.3-0.4%	0.3-2.1%	0.3 – 2.8%
Expected life (in years)	1.5-5.5	1.5-5.5	1.5-5.5

l.	Provision for product warranty:

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. An extended warranty may be purchased for a longer period. The provision for warranties for all periods through December 31, 2012, is determined based upon the Company's past experience. The followings are the changes in the liability for product warranty from January 1, 2010 to December 31, 2012:

Balance at January 1, 2010	225

Provision for warranties issued during the year	221
Reduction for payments and costs to satisfy claims	(217)

Balance at December 31, 2010	229

Provision for warranties issued during the year	316
Reduction for payments and costs to satisfy claims	(297)

Balance at December 31, 2011	248

Provision for warranties issued during the year	130
Reduction for payments and costs to satisfy claims	(123)

Balance at December 31, 2012	255

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

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

The Company received participation from the Israeli Ministry of trade, commerce and labor, which is a participation of up to 50% of relevant marketing expenses. These grants are presented as a reduction in marketing expenses. See also Note 10a.

o.	Income (loss) per share:

Basic and diluted income (loss) per Ordinary Share of the Company ("Ordinary Shares") are presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic income (loss) per Ordinary Share is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted income (loss) per Ordinary Share is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total number of shares related to the outstanding options and warrants excluded from the calculation of diluted net income (loss) per share was 1,248,631 as of December 31, 2012 (2011 - 988,642; 2010 - 504,309).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

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

Cost of products is comprised of cost of hardware production, employees' salaries and related costs, allocated overhead expenses, packaging, import taxes, license fees paid to third parties and royalties paid to the OCS.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective January 1, 2012, the Company's agreements with new employees in Israel are in accordance with section 14 of the Severance Pay Law - 1963 which provide that the Company's contributions to severance pay fund shall cover its entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited.

Severance pay expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $ 588, $ 651 and $ 431, respectively.

t.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, bank deposits, trade receivables, short term bank credit, short term bank loans, trade and other accounts payable, and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

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

v.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, “Comprehensive Income.”  This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements.  Comprehensive income (loss) generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders.  The Company determined that its only item of other comprehensive income (loss) relates to foreign currency translation adjustment.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in two separate but consecutive statements.

NOTE 3:-	INVENTORIES

	December 31,
	2012	2011

Raw materials	$583	$510
Work in process	360	701
Finished products (*)	5,793	5,379

	$6,736	$6,590

(*)	Includes amounts of $ 4,977 and $ 4,680 for 2012 and 2011, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

NOTE 4:-	OTHER CURRENT ASSETS

	December 31,
	2012	2011

Indirect taxes	$567	$1,279
Government of Israel - OCS receivable	322	218
Prepaid expenses and work in progress	1,518	1,643
Advances to suppliers	28	128
Others	250	222

	$2,685	$3,490

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2012	2011

Cost:
Demonstration and rental equipment	$688	$2,107
Research and development equipment	3,760	3,712
Manufacturing equipment	1,190	1,185
Office furniture and equipment	1,117	1,091
Leasehold improvements	434	430

	7,189	8,525
Accumulated depreciation:
Demonstration and rental equipment	671	2,068
Research and development equipment	3,694	3,660
Manufacturing equipment	1,171	1,155
Office furniture and equipment	1,021	999
Leasehold improvements	364	342

	6,921	8,224

	$268	$301

During 2011 and 2012 the Company recorded a reduction of $ 1,422 and 0, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 6:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2012	2011

Royalties - OCS payable	$552	$1,016
Commissions	90	249
Provision for product warranty	255	248
Accrued expenses	824	452
Others	123	51

	$1,844	$2,016

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHORT TERM BANK CREDIT

a.
In September 2012, the Company received a credit facility from a bank in an amount of $1,500. The facility has an initial 6 month term, and may be renewed for additional periods based on compliance with certain covenants and according to the bank's decision. As of December 31, 2012 the Company didn’t meet certain covenants; however the bank agreed to continue extending the facility until July 15, 2013.  The facility carries interest rates varying between LIBOR + 3.25%-4% for USD denominated advances and Prime + 1-2% for NIS denominated advances, and is secured by a floating charge on all of the Company’s assets.

Under this facility the Company used as of December, 31 2012 $714 as short bank credit with a term of 3 months, bearing interest of Libor +3% and $750 as a short term loan (see Note 8b).

b.
During 2012 the Company obtained from another bank certain short term credits in return for balances due from customers. As of December 31, 2012 such credits amounted to $338.  During January and February 2013 the credits were repaid.

NOTE 8:-	SHORT TERM LOANS

a.
In November, 2012, the Company entered into a loan agreement with a major shareholder, according to which the Company may receive a sum of up to NIS 3,000,000, bearing no interest and linked to the Israeli Consumer Price Index, to be repaid by March 31, 2013 unless otherwise agreed between the parties.As of December 31, 2012 the Company received NIS 2,900,000 ($777). During March 2013 the parties agreed to extend the loan until June 30, 2013.

b.
As of December 31, 2012, The Company has an outstanding loan in the amount of $750 as part of the credit facility received from a bank (see note 7a). The loan has a 3 month term and may be renewed for additional periods, subject to the extension of the credit facility by the bank. In March, 2013 the loan renewed for additional 3 months. The loan carries an interest rate of LIBOR + 3.15%.

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties (see Note 11b). The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease payments were $ 438, $ 428 and $ 450 in 2012, 2011 and 2010, respectively.

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services. Such amounts expensed by the Company are disclosed in "d" below as "Cost of sales, Sales and marketing, General and administrative expenses and research and development".

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

3.
The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into certain of its product lines. Such purchases by the Company are disclosed in "d" as "Cost of sales and Research and development".

4.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel. The agreement was terminated during 2012.

Revenues related to this distribution agreement are included in "d" below as "revenues". The remainder of the amount of "revenues" included in "d" below is comprised of sales of the Company's products to entities within RAD-BYNET Group.

b.	In December 2011, the Company entered into a consulting agreement with a related party. Expenses incurred under this agreement are immaterial.

c.	Balances with related parties:

	December 31,
	2012	2011

Assets:

Trade	$153	$72
Other current assets	$4	$-

Liabilities:

Trade	$229	$104
Other payables and accrued expenses	$44	$102
Short term loan (see note 8a)	$777	$-

d.	Transactions with related parties:

	Year ended December 31,
	2012	2011	2010

Revenues	$451	$347	$960

Expenses:

Cost of sales	$66	$62	$60

Operating expenses:

Research and development	$198	$193	$185
Sales and marketing	$181	$159	$210
General and administrative	$57	$57	$55

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.
The Company receives research and development grants from the OCS. In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. Royalty rate is 3.5%. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, without interest for projects authorized until December 31, 1998. For projects authorized since January 1, 1999, the repayment bears interest at the LIBOR rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2012 were $ 33,408. The accumulated interest as of December 31, 2012 was $ 9,810. As of December 31, 2012, the accumulated royalties paid to the OCS were $ 9,676. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 33,542 as of December 31, 2012.

Royalty expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2012, 2011 and 2010 were $ 562, $ 759 and $ 793, respectively.

In May 2010, the Company received a notice from the OCS regarding alleged miscalculations in the amount of royalties paid by the Company to the OCS for the years 1992-2009 and the revenues basis of which the Company has to pay royalties. The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued.  During 2011 the Company reviewed with the OCS alleged miscalculation differences and since then await further instructions. Currently the Company is unable to assess the merits of the aforesaid arguments raised by the OCS.

2.
According to the Company's agreements with the Israel-U.S Bi-National Industrial Research and Development Foundation ("BIRD-F"), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F's grant (linked to the United States Consumer Price Index) relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by BIRD-F, the Company is not obligated to pay royalties or repay the grants.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The total research and development funds that the Company has received from the BIRD-F were $ 340. As of December 31, 2012, the Company is required to pay royalties up to an amount of $ 775, including linkage to the United States Consumer Price Index (CPI).

As of December 31, 2012, the accumulated royalties paid to the BIRD-F including linkage to the CPI were $ 427. Accordingly, the Company's total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to $ 348 as of December 31, 2012.

Starting 2003 the Company has not generated sales of products developed with the funds provided by BIRD-F, therefore the Company is not obligated to pay royalties or repay the grant since that date.

3.
In April, 2012 the Israeli Ministry of trade, commerce and labor approved the Company's application for participation in funding the setting up of the Company’s Indian subsidiary as part of a designated grants plan for the purpose of setting up and establishing a marketing agency in India. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India, based on the approved budget for the plan over a period of 3 years.

The Company is obligated to pay to the Israeli Ministry of trade, commerce and labor royalties of 3% from the revenues growth derived in India up to an aggregate of 100% of the dollar-linked value of the total grant and for a period of up to 7 years from the last year of the plan.

The total marketing grants that the Company has received from the Ministry of trade, commerce and labor as of December 31, 2012 were in the amount of $55.

b.	Operating leases:

Premises occupied by the Company and its subsidiaries are rented under various rental agreements part of which are with related parties (see Note 8).The rental agreements for the premises of the Company and its subsidiaries expire up to December 31, 2016.

Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2012, are (in the aggregate) and for each succeeding fiscal year below:

Year ended December 31

2013	$715
2014	583
2015	501
2016	488
Total	$2,287

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

Total lease expenses (net of sublease income from premises under sublease agreements) amounted to $1,056, $ 1,048 and $ 968 for the years ended December 31, 2012, 2011 and 2010, respectively.

c.	Bank guarantee:

The Company has granted bank performance guarantees in favor of five of its customers in the total amount of $ 1,520 of which $ 1,136 expire on December 30, 2013 and $384 expire on January 15, 2014. In addition, and the Company established another guarantee in the amount of $ 32 which expires on May 31, 2013.

In addition, in order to secure the bank facility, a floating charge on all of the Company’s assets was placed by the bank (see note 7a).

NOTE 11:-	INCOME TAXES

a.	Israel tax reform:

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate as follows: 2010 - 25%, 2011 - 24%, 2012- 25%.

b.	Israeli taxation:

The Company has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2007 tax year can be regarded as final.

Tax loss carryforward:

The Company's tax loss carryforward were $ 44,118 as of December 31, 2012. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

c.	Foreign subsidiaries:

U.S subsidiary:

1.	The U.S subsidiary is taxed under United States federal and state tax rules.

2.
The U.S subsidiary's tax loss carryforward amounted to $ 10,115 as of December 31, 2012 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiary and will expire in the years 2013-2027 for federal tax purpose and in the years 2013-2017 for state tax purpose.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

3.	The U.S subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2008 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules.

2.
The Brazilian subsidiary's tax loss carryforward amounted to $ 3,489 as of December 31, 2012 for tax purposes. Tax losses may be carried forward indefinitely, but can only offset up to 30% of the company taxable income for a tax period.

d.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2012	2011
Deferred tax assets:
Carryforward tax losses	$15,836	$14,635
Allowance for doubtful accounts	104	99
Provisions for employees related obligations	353	104
Research and development	472	559
Other	3	53

	16,768	15,685
Less - valuation allowance	(16,768)	(15,685)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2012 was an increase of $ 1,083 and is mainly relates to increase in deferred taxes on NOL's for which a full valuation allowance was recorded. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2012	2011	2010

Domestic	$(5,684)	$(2,038)	$496
Foreign	(183)	134	74

Income (loss) before income taxes	$(5,867)	$(1,904)	$570

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2012	2011	2010

Income (loss) before income taxes, as reported in the statements of operations	$(5,867)	$(1,904)	$570

Statutory tax rate in Israel	25%	24%	25%

Theoretical tax (benefit) expense	$(1,467)	$(457)	$143

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(11)	18	5
Non-deductible expenses	185	175	312
Losses and timing differences for which no deferred taxes were recorded	1,083	234	-
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	-	-	(622)
Other	330	30	162

Income taxes	$120	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2010, 2011 and 2012, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.
The number of shares issued and outstanding at December 31, 2012 and 2011 does not include 5,189 Ordinary Shares, which are held by a subsidiary, and 30,843 Ordinary Shares which are held by the Company.

1.	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

2.
On October 11, 2010, the Company entered into a private placement transaction (the "2010 PIPE"). Under the PIPE investment, the Company issued 643,277 Ordinary Shares to investors (investors in the 2010 PIPE included certain existing shareholders) at an aggregate purchase price of $ 5,500 or $ 8.55 per Ordinary Share. The Company also issued to the investors warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by each investor in the 2010 PIPE (up to 214,426 shares) for an exercise price of $ 10.69 per Ordinary Share. The warrants are exercisable for three years from the closing of the 2010 PIPE.  As of December 31, 2012, no warrants were exercised.

b.	Share option plans:

1.	The Company has granted options under option plans as follows:

Under the following plans options are granted at an exercise price equal to the fair market value at the date of grant and are granted for periods not to exceed seven years. Options vest over a period of zero to four years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants.

a)	The Radcom Ltd. International Employee Stock Option Plan (the "International Plan"):

The plan grants options to purchase Ordinary Shares for the purpose of providing incentives to officers, directors, employees and consultants of its non-Israeli subsidiaries.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

b)	The 2003 Share Option Plan:

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

2.	Grants in 2012, 2011 and 2010 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

3.	Stock options under the Radcom plans are as follows for the periods indicated:

	Number of options(in thousands)	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	774,216	$4.08	4.4	$715
Granted	323,600	3.75
Exercised	(34,082)	1.30		124
Expired	-	-
Forfeited	(29,529)	6.19

Outstanding at December 31, 2012	1,034,205	4.0	4.0	$529

Exercisable at December 31, 2012	761,126	4.45	3.88	$372

Vested and expected to vest at December 31, 2012	1,034,205	4.0	4.0	$529

The aggregate intrinsic value of options outstanding at December 31, 2012 represents intrinsic value of 372,931 outstanding options that are in-the-money as of December 31, 2012. The remaining 661,274 outstanding options are out of the money as of December 31, 2012, and their intrinsic value was considered as zero.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value of options exercisable at December 31, 2012 represents intrinsic value of 261,751 outstanding options that are in-the-money as of December 31, 2012. The remaining 499,375 outstanding options are out of the money as of December 31, 2012, and their intrinsic value was considered as zero.

The total number of shares available for future grants as of December 31, 2012 was 609,257

4.	Stock options under the Radcom plans are as follows for the periods indicated:

	Options outstanding at December 31, 2012			Options exercisable at December 31, 2012
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.5 - 0.7	266,469	0.7	4.7	186,524	0.7	3.1
1.57 - 5.00	567,475	3.5	4.5	388,391	3.6	4.4
5.08 - 8.72	76,861	6.8	2.9	66,861	7	2.7
10.80 - 13.16	123,400	11.8	4.2	119,350	11.7	4.1

	1,034,205			761,126

5.	The weighted average fair values of options granted during the years ended December 31, 2012, 2011 and 2010 were:

	Year ended December 31,
	2012	2011	2010

Weighted average fair values on grant date	$2.5	$5.3	$4.1

6.	The following table summarizes the departmental allocation of the Company's share-based compensation charge:

	Year ended December 31,
	2012	2011	2010

Cost of sales	$14	$27	$5
Research and development	205	218	10
Selling and marketing	167	231	36
General and administrative	286	347	513

	$672	$823	$564

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

7.	Share-based compensation:

The unrecognized balance of the compensation expenses according to ASC Topic 718 in respect of these stock options amounted to $ 224 as of December 31, 2012, of which $ 177 will be recognized in the year ended December 31, 2013 and $ 44 will be recognized in accordance with the vesting period of the options by the end of fiscal 2016.

d.	Warrants:

The Company's outstanding warrants and rights as of December 31, 2012 are as follows:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through

October 13, 2010	214,426	10.69	October 13, 2013

NOTE 13:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2012	2011	2010

Net income (loss)	$(5,987)	$(1,904)	$570

Weighted average Ordinary Shares outstanding	6,442,068	6,367,560	5,373,515

Dilutive effect:
Employee stock options and warrants	-	-	573,795

Diluted weighted average Ordinary Shares outstanding	6,442,068	6,367,560	5,947,310

Basic earnings (loss) per Ordinary Share	$(0.93)	$(0.30)	$0.11

Diluted earnings (loss) per Ordinary Share	$(0.93)	$(0.30)	$0.10

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Revenues:

1.	Classified by geographical destination:

	Year ended December 31,
	2012	2011	2010

North America	$3,850	$3,242	$3,045
Europe	2,970	6,371	4,765
Asia	2,826	4,261	3,596
South America (Excluding Brazil)	2,848	2,308	2,093
Brazil	1,896	5,234	4,107
Other	1,396	571	1,567

	$15,786	$21,987	$19,173

2.	Major customers:

During 2012 and 2011, the Company did not have any customer whose purchases contributed to more than 10% of the total respective consolidated revenues. In 2010, the Company had one customer in Brazil whose purchases contributed approximately 13% of the total consolidated revenues.

3.	Substantially all of the Company's long-lived assets are located in Israel.

b.	Financial expenses, net:

	Years ended December 31,
	2012	2011	2010

Financial income:
Interest from banks	$15	$20	$11

	15	20	11

Financial expenses:
Interest and bank charges	(108)	(74)	(15)
Interest and accretion of discount on long-term loan	-	-	(186)
Revaluation of warrants presented at fair value	-	-	(524)
Exchange translation	(221)	(330)	(8)

	(329)	(404)	(733)

Financial expenses, net	$(314)	$(384)	$(722)