Form 20-F
period 2013-12-31
RADCOM LTD
filed 2014-03-26
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2013, there were 7,947,340 Ordinary Shares, NIS 0.20 par value per share, outstanding.

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

Omni-Q™ and GearSet™ are our trademarks.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
	A. SELECTED FINANCIAL DATA	6
	B. CAPITALIZATION AND INDEBTEDNESS	8
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D. RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY	26
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	26
	B. BUSINESS OVERVIEW	27
	C. ORGANIZATIONAL STRUCTURE	41
	D. PROPERTY, PLANTS AND EQUIPMENT	41
ITEM 4A.	UNRESOLVED STAFF COMMENTS	42
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
	A. OPERATING RESULTS	45
	B. LIQUIDITY AND CAPITAL RESOURCES	50
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	55
	D. TREND INFORMATION	56
	E. OFF–BALANCE SHEET ARRANGEMENTS	56
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
	A. DIRECTORS AND SENIOR MANAGEMENT	57
	B. COMPENSATION	60
	C. BOARD PRACTICES	61
	D. EMPLOYEES	65
	E. SHARE OWNERSHIP	65
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
	A. MAJOR SHAREHOLDERS	66
	B. RELATED PARTY TRANSACTIONS	68
	C. INTERESTS OF EXPERTS AND COUNSEL	69
ITEM 8.	FINANCIAL INFORMATION	70
	A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	70
	B. SIGNIFICANT CHANGES	70
ITEM 9.	THE OFFER AND LISTING	70
	A. OFFER AND LISTING DETAILS	70
	B. PLAN OF DISTRIBUTION	71
	C. MARKETS	71
	D. SELLING SHAREHOLDERS	71
	E. DILUTION	71
	F. EXPENSES OF THE ISSUE	72
ITEM 10.	ADDITIONAL INFORMATION	72
	A. SHARE CAPITAL	72
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	72
	C. MATERIAL CONTRACTS	78
	D. EXCHANGE CONTROLS	78
	E. TAXATION	79
	F. DIVIDENDS AND PAYING AGENTS	86
	G. STATEMENT BY EXPERTS	86
	H. DOCUMENTS ON DISPLAY	87
	I. SUBSIDIARY INFORMATION	87
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	87
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31, 2013 and 2012 and for each of the years ended December 31, 2013, 2012 and 2011 from our consolidated financial statements and notes included in this Annual Report.  The selected consolidated financial data as of December 31, 2011,2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from previously published audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

You should read the selected consolidated financial data together with "Item 5—Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this Annual Report.  All references to "dollar," "dollars" or "$" in this Annual Report are to the "U.S. dollar" or "U.S. dollars."  All references to "NIS" are to the New Israeli Shekels.

	2013	2012	2011	2010	2009

Statement of Operations Data
Revenues:
Products	$17,917	$12,480	$19,199	$16,770	$9,190
Services	2,565	3,306	2,788	2,403	2,728
	20,482	15,786	21,987	19,173	11,918
Cost of revenues:
Products	7,540	5,765	6,074	6,052	3,469
Services	350	417	606	434	590
	7,890	6,182	6,680	6,486	4,059
Gross profit	12,592	9,604	15,307	12,687	7,859
Operating expenses:
Research and development	5,615	6,102	5,866	4,310	4,223
Less - royalty-bearing participation	1,537	1,567	1,235	1,424	1,633
Research and development, net	4,078	4,535	4,631	2,886	2,590

Sales and marketing	7,592	8,515	9,962	6,971	5,835

General and administrative	2,051	2,107	2,234	1,538	1,643

Total operating expenses	13,721	15,157	16,827	11,395	10,068

Operating (loss) income	(1,129)	(5,553)	(1,520)	1,292	(2,209)

Financing income (expenses), net	(291)	(314)	(384)	(722)	(440)
Loss before taxes on income	(1,420)	(5,867)	(1,904)	570	(2,649)
Taxes on Income	---	(120)	---	---	---

Net (loss) income	(1,420)	(5,987)	(1,904)	570	(2,649)
Basic net (loss) income per ordinary share	$(0.19)	$(0.93)	$(0.30)	$0.11	$(0.52)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	7,340,056	6,442,068	6,367,560	5,373,515	5,081,986

Diluted net (loss) income per ordinary share	$(0.19)	$(0.93)	$(0.30)	$0.10	$(0.52)
Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	7,340,056	6,442,068	6,367,560	5,947,310	5,081,986

Balance Sheet Data:
Working capital	$7,762	$5,194	$10,670	$11,144	$2,972
Total assets	$19,645	$19,867	$21,345	$21,386	$13,440
Shareholders’ equity	$7,499	$4,997	$10,392	$10,903	$2,640
Share capital	$335	$251	$250	$234	$177

Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March (through March 21)	3.459	3.492
February 2014	3.549	3.496
January 2014	3.507	3.483
December 2013	3.530	3.471
November 2013	3.569	3.519
October 2013	3.567	3.518
September 2013	3.632	3.504

On March 21, 2014 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.479 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2014 (through March 21)	3.498
2013	3.609
2012	3.858
2011	3.582
2010	3.732
2009	3.927

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

In the years 2013, 2012 and 2011 we incurred losses of $1.4 million, $6 million and $1.9 million, respectively. We may continue not to be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

A reduction in some telecommunication operators’ revenues and profitability, which led them to decrease their investment in capital equipment and infrastructure, materially and adversely affected our revenues and results of operations in 2013. A continued slowdown in our customers’ investment in capital equipment and infrastructure may materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include 3G and 4G cellular and triple-play networks. During the last couple of years, the telecommunications operators experienced a reduction in their revenues from subscribers and lower profitability which affected the spending budget of telecommunications carriers. This mainly affected our revenues in 2012; however, we have been able to make a recovery in 2013. The global telecommunications industry, as well as the various sectors within the industry, is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet and data services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

Our future success depends upon the increased utilization of our monitoring solutions by next-generation network operators and telecommunications equipment vendors. Industry-wide network equipment and infrastructure development driving the demand for our products and services was delayed during 2013 by a variety of factors and may further be delayed or prevented in 2014 by a variety of factors, including costs, regulatory obstacles or the lack of, or reduction in, consumer demand for advanced telecommunications products and services. Telecommunications equipment vendors and network operators may not develop new technology or enhance current technology. Further, any such new technology or enhancements may not lead to greater demand for our products.

During 2013, developments in the communications industry, such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment ,had a material adverse effect on our existing and/or potential customers, and may continue to have such an effect in the future. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results, prospects and capital spending levels of many communications companies to decline.  During 2013, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects, and in some cases, led to restructurings. Although we are unable to determine what the full effects of the recent economic downturn will be, it has led, mainly during the first half of 2013, and may continue to lead to significant adverse consequences for our customers and our business.

During adverse conditions in the business environment for telecommunications companies, service providers often need to control operating expenses and capital investment budgets, which can affect our business.  For example, the recent business climate for communication companies resulted in slowed customer buying decisions and price pressures that increased pressure on our ability to generate revenue. During 2013, these adverse market conditions had a negative impact on our business by decreasing new customer engagements, as well as by decreasing the level of discretionary spending under contracts with existing customers. In addition, the slowdown in the buying decisions of service providers has extended our sales cycle period and limited our ability to forecast our flow of new contracts. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. During 2012, these events harmed our business, operating results and financial condition, however in 2013 we have been able to make a recovery. Further deterioration could materially and adversely affect our business, operating results and financial condition.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The recent economic and credit environment had a significant negative impact on business around the world. The impact of these conditions on the technology industry and our major customers has be quite severe. Conditions may continue to be depressed, or may be subject to further deterioration which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part, to meet their payment obligations to us, any of which could have a material adverse effect on our results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer’s financial and/or credit position, would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer’s receivables, or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

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

As noted above, in 2013, 2012 and in 2011 we generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a bank credit line and shareholder loans. While we believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements at least through the next twelve months, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

The market for our products is characterized by changing technology, requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively, to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions, certain changes of which could reduce the market for our products or require us to develop new products. For example, the LTE (Long Term Evolution) and VoLTE (Voice over Long Term Evolution) networks required us to develop a new product which was launched in 2014, our MaveriQ for 3G, LTE and VoLTE networks, in order to keep current with customer requirements.

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

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facility with the First International Bank of Israel.

In September 2012, we secured a short-term line of credit of $1.5 million from the First International Bank of Israel, of which we are currently utilizing $0.7 million. In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on certain other assets (namely, rights for uncalled and/or unpaid share capital, including goodwill rights, and rights for insurance). We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, and on the sale or transfer of certain of our assets, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, or a reduction in Messrs. Zohar Zisapel’s and Yehuda Zisapel’s joint ownership of the Company below 30%. The Pledge's restrictive terms and covenants may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations. We may fail to meet the requirements of the restrictive terms and covenants in the future and the bank may demand that we immediately repay any outstanding balance which will create a substantial burden on our cash balances and harm our ongoing operations.  In 2013, we briefly breached one of the covenants, but we currently meet all of the requirements of the restrictive terms and covenants of the Pledge.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our share price to fluctuate and/or to decline.

In 2013, we experienced, and expect to experience in the future, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

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

Our costs of sales consist of variable costs, which include hardware production, packaging, royalties to the Chief Scientist (as defined below), license fees paid to third parties and import taxes, and of fixed costs which include facilities’ payments, employees’ salaries and related costs and overhead expenses.  The majority of our costs of sales are relatively variable, and the costs are determined based on our anticipated revenue. We believe, therefore, that period-to-period comparisons of our operating results may not be a reliable indication of future performance.

Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations, than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received, however revenue recognition is often deferred. Although we had a substantial backlog of orders at the end of 2013, this has not always been the case in the past and there is no assurance that this will continue to be the situation in future quarters.

We may experience a delay in generating or recognizing revenues for a number of reasons and based on revenue recognition accounting requirements. While we are usually able to ship orders within 15-30 days of a customer’s order, in many cases we cannot recognize revenue from an order, prior to customer acceptance, which may take on average 3to12 months. Therefore, a major part of the revenue of a fiscal quarter is derived from the backlog of shipped orders and generally is not tied to the date of a customer’s order or the shipment date.

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

Since 2010, the relative portion of medium-to-large sized deals started to increase. This trend continued with greater vigor in 2011, 2012 and 2013. As a result, payment terms became longer by an average of 2 months, the deployment process became longer and more complex and our right to collect payment more often became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition and collection.

Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may fall, as was the case in 2013.

We expect our gross margins to vary over time and our recent level of gross margins may not be sustainable or improved, which may have a material adverse effect on our future profitability.

Our recent level of gross margins may not be sustainable or improved and may be adversely affected by numerous factors, including:

•	increased price competition;

•	local sales taxes which may be incurred for direct sales;

•	increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our products;

•	changes in customer, geographic or product mix;

•	our ability to reduce and control production costs;

•	increases in material or labor costs;

•	excess inventory and inventory holding costs;

•	obsolescence charges;

•	reductions in cost savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand;

•	changes in distribution channels;

•	losses on customer contracts; and

•	Increases in warranty costs.

Further deterioration in gross margins, due to these or other factors, may have a material adverse effect on our results of operations.

Our sales derived from emerging market countries may be materially adversely affected by economic, regulatory and political developments in those countries.

We generate sales from various emerging market countries. As sales from these countries represent a significant portion of our total sales, and as these countries represent a significant portion of our expected growth, economic or political turmoil in these countries could materially adversely affect our sales and results of operations. During the last years, such regulatory limitations delayed our ability to recognize revenue from certain customers. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange controls, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

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

We continue to reorganize and transform our business to realign resources and achieve desired cost savings in an increasingly competitive market. Although during 2011 we increased our work force, during 2012 and 2013 we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. If we continue to reduce our workforce in the future, we may incur additional reorganization and related expenses, which could have a material adverse effect on our business, financial condition or results of operations.

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

Our seven largest distributors accounted for approximately 27.43% of our sales in 2013, 21.8% of our sales in 2012 and 43.9% of our sales in 2011. In 2013, no individual distributor accounted for more than 10% of the total respective consolidated revenues. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

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

We depend on limited sources for key components and if we are unable to obtain these components when needed, we will experience delays in delivering our products.

We currently obtain key components for our products from either a single supplier or a limited number of suppliers. We have one long term contract with a supplier of hardware and servers, which is a major supplier in its field. The agreement is scheduled to expire in 2017, with a one year extension option.   We do not have long-term supply contracts with any other of our existing suppliers.  This presents the following risks:

•	Delays in delivery or shortages in components could interrupt and delay delivery and result in cancellations of orders for our products.
•	Suppliers could increase component prices significantly and with immediate effect.
•	We may not be able to locate alternative sources for product components.
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

         Since we shifted in February 2013 to software-based solutions, which are installed on standard, non-proprietary 3rd party hardware, we are less vulnerable to such delays and shortages. The shift to software-based solutions is discussed in "Item 4—Information on the Company- Business Review”.

We depend on a limited number of independent manufacturers, which reduces our ability to control our manufacturing process.

For some of our products, we rely on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. We do not have any long-term supply agreements with any third-party manufacturers. If our access to such assembly services is reduced or interrupted, our business, financial condition and results of operations could be adversely affected until we are able to establish sufficient assembly services from alternative sources. Alternative manufacturing sources may not be able to meet our future requirements, and existing or alternative sources may not continue to be available to us at favorable prices.

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

We received royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy (the “MoE”), formerly the Ministry of Industry, Trade and Labor (the "Chief Scientist"), for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products developed pursuant such programs or deriving therefrom (and related services), our ability to transfer such resulting know-how, especially outside of Israel, is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer, or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable), is required to notify the Chief Scientist of the same and to undertake to the Chief Scientist to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.  For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

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

Additionally, in May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009 and the basis revenues of which the Company has to pay royalties. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2013. During 2011 we reviewed with the Chief Scientist these alleged miscalculation differences and now await further instructions. Currently we are unable to assess the merits of the aforesaid arguments raised by the Chief Scientist. If such royalties were not properly paid or otherwise accrued, any such differences could result in the expenditure of significant financial resources.

Yehuda Zisapel and Zohar Zisapel beneficially own, in aggregate, approximately 39% of our ordinary shares and, therefore, have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 21, 2014, Yehuda Zisapel and Zohar Zisapel (the Chairman of our Board of Directors), who are brothers, may be deemed to beneficially own an aggregate of 3,262,673 ordinary shares, including options and warrants exercisable for 283,037 ordinary shares that are exercisable within 60 days of March 21, 2014, representing approximately 39% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

While we are headquartered in Israel, approximately 97% of our sales in 2013, 91% of our sales in 2012 and 98% of our sales in 2011 were generated outside of Israel, including in North America, Europe, Asia, South America and Australia. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

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

As more fully described below in "Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of U.S. Holders of Ordinary Shares—Passive Foreign Investment Company Status," if for any taxable year, after taking into account certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are comprised of assets that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the U.S. Internal Revenue Service and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse United States tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" in respect of our ordinary shares.  For our 2013 taxable year, we believe that we should not be classified as a PFIC.  However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in 2014 or subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

New regulations related to conflict minerals may force us to incur additional expenses and may damage our relationship with certain customers.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals and derivatives referred to as “conflict minerals” which may originate from the conflict zones of the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC established new annual disclosure and reporting requirements for those companies who use “conflict” minerals in their products, whether or not the products are manufactured by third parties. These new requirements will require additional due diligence efforts for the 2014 calendar year, with initial disclosure requirements beginning in May 2014. We are currently examining whether we will be subject to these new disclosure requirements, as the types of minerals covered by these rules are present in electronic devices, and consequently we believe we may be subject to these new disclosure requirements.

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

 From January 1, 2013 to March 24, 2014, our ordinary shares have traded on the NASDAQ Capital Market ("NASDAQ") as high as $7.35 and as low as $2.21 per share. As of March 24, 2014, the closing price of our ordinary shares on NASDAQ was $6.21 per share.  The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since the end of 2011, several countries in the region, including Egypt and Syria, have been experiencing civil unrest, political turbulence and violence which are affecting the political stability of those countries. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, have in the past negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

We currently benefit from government programs that may be discontinued or reduced.

We currently receive grants under Government of Israel programs.  As of  December 31, 2013, our contingent liability to the Chief Scientist in respect of research grants received was approximately $36.2 million.  In order to maintain our eligibility for these programs, we must continue to meet specific conditions and pay royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs. These programs may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs.  If the Government of Israel discontinues or curtails these programs, our business, financial condition and results of operations could be materially adversely affected.  For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

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

Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a 45% or greater shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate that any tendering shareholder surrender its appraisal rights.

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

It may be difficult to (i) effect service of process, (ii) assert U.S. securities laws claims and (iii) enforce U.S. judgments in Israel against us or our directors, officers and auditors named in this Annual Report.

We are incorporated under the laws of the State of Israel.  Service of process upon us, our Israeli subsidiary, our directors and officers and the Israeli experts, if any, named in this Annual Report, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority  of our assets and investments, and all of our directors, executive officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If  U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state in which the court is located and is otherwise enforceable in such state;
•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;
•	the laws of the state in which the judgment was given provides for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;
•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and
•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

        In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. ("RADCOM Equipment"), a New Jersey corporation, which serves as our agent for sales and service of our products in North America. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033.  In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd. ("RADCOM Investments"), an Israeli company, located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055).  In 2001, we established a wholly-owned subsidiary in the United Kingdom, RADCOM (UK) Ltd., a United Kingdom corporation.  This company was dissolved on December 2, 2008.  In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao E Exportacao Ltda., ("RADCOM Brazil"). RADCOM Brazil is located at 46 Rua Calcada Antares, Alphaville, Santana de Parnaiba, Sao Paulo,  and its telephone number is 55(11) 41537430. In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited. ("RADCOM India"), an Indian company, located at Level 4, Rectangle 1, Commercial Complex D-4, Saket, New Delhi – 110017, and its telephone number is 91-11-4051-4079.

In February 2014, the MaveriQ was officially launched, and replaced our OmniQ solution, is a unique, comprehensive, next-generation probe-based service assurance and CEM solution, designed to enable telecommunications carriers to carry out end-to-end voice and data quality monitoring and to manage their networks and services. The MaveriQ offers users a full array of drilldown and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting.

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

CDMA2000 1X (EV-DO)	A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to CDMA.
CEM	Customer Experience Management. A solution to support the strategy that focuses the operations and processes of a business around the needs of the individual customer.
GSM	Global System for Mobile Communications. A digital wireless technology that is widely deployed in Europe and, increasingly, in other parts of the world.
GPRS	General Packet Radio Service. A packet-based digital intermediate speed wireless technology based on GSM (2.5 generation)

IMS	IP Multimedia Subsystem. An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.

LTE
Long Term Evolution. LTE is a set of enhancements to the Universal Mobile Telecommunications System (UMTS) which was introduced in 3rd Generation Partnership Project (3GPP) Release 8.  Much of 3GPP Release 8 focuses on adopting 4G mobile communications technology, including an all-IP flat networking architecture.

NFV
Network Function Virtualization. NFV is an alternative design approach for building complex information technology (IT) applications, particularly in the telecommunications and service provider industries, that virtualizes entire classes of function into building blocks that may be connected, or chained, together to create services.  NFV offers a new way to design, deploy and manage networking services. It decouples the network functions, such as network address translation (NAT), firewalling, intrusion detection, domain name service (DNS), caching, etc., from proprietary hardware appliances, so they can run in software. It is designed to consolidate and deliver the networking components needed to support a fully virtualized infrastructure – including virtual servers, storage and even other networks.  It utilizes standard IT virtualization technologies that run on high-volume service, switch and storage hardware to virtualize network functions. It is applicable to any data plane processing or control plane function in both wired and wireless network infrastructures.

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
VoLTE
Voice over Long Term Evolution. VoLTE is GSM’s adoption of the "One Voice" initiative, which describes standard configurations for carrying (packet) voice over LTE. VoLTE eliminates the need for 2G/3G voice, the whole problem of multiple networks, certain extra components and costs of devices by carrying the voice over the LTE channel using adaptive multi rate (AMR) coding. Using IP Multimedia Subsystems (IM)S specifications developed by 3GPP as its basis, GSM has expanded upon the original scope of One Voice work to address the entire end-to-end voice and short message service (SMS) ecosystem by also focussing on roaming and interconnect interfaces, in addition the interface between customer and network.

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

Overview

We provide innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management.

                We believe that we can be differentiated from our competitors in three main areas: (1) the advanced technology that underlies our solutions, especially the multi-technology correlation capabilities of our MaveriQ solution and our MaveriQ probe, each described below; (2) our proven ability to be flexible and responsive in an environment of rapidly changing technology and customer requirements, evolving industry standards and frequent new product introductions; and (3) our determination to become an industry leader for next generation technologies.

During 2013, we continued a trend for the fourth straight year of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

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

Our Strategy

Our objective is to continue expanding our sales by offering tailored solutions to service providers in targeted geographical regions, by continuing to pursue our goal of establishing RADCOM as an industry leader, and by extending our partnering and channeling activities. Key elements of our strategy include:

•
In emerging regions, targeting UMTS and VoIP operators.  In many regions of Latin America, Eastern Europe, Africa and Asia, service providers continue to roll out UMTS and VoIP networks.  We believe this represents a significant opportunity for RADCOM. In 2013, approximately 75% of our sales were derived from these regions, compared to approximately 52% of our sales in 2012, and we expect these regions to continue to make significant contributions to our revenues in the future. To improve our ability to reach and support customers in emerging markets, we continue to expand our distributor network and to provide comprehensive support and also formed a new subsidiary in Brazil in 2010 and a new subsidiary in India in 2012.

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

•
Shifting into a software -based solution. In February 2013, we officially launched MaveriQ, our software-based solution, which replaces our Omni-Q solution.  Communications service providers have started deploying virtualized solutions (software-based solutions installed on standard, non-proprietary 3rd party hardware) for some of their network functionality. This is known as Network Functions Virtualization (NFV). Service providers constantly need to upgrade their hardware in an effort to keep up with the increasing demand for network capacity and to rapidly deploy new network technology. The current trend for virtualized solutions derives both from the need to improve deployment efficiency, reduces the amount of proprietary hardware installed in the network (which requires support) and the need to reduce operating expenses. We recognised that communications service providers will need a service assurance solution that will support NFV, both as a virtualized option or as a probe appliance that can be gradually transitioned to the virtual option. MaveriQ is a probe-based software solution and provides communications service providers with a service assurance that supports terabit capacity for 4G LTE, VoLTE and LTE-Advanced networks. As a software-based solution, it is designed for rapid deployment in a virtualized environment, giving operators a new agility that reduces OPEX and CAPEX – even as it increases service availability.

 Products and Solutions

We categorize our products into two primary lines:  (i) the MaveriQ Service Assurance and CEM solution and (ii) the Performer

                The MaveriQ Service Assurance and CEM Solution

The MaveriQ, which was officially launched in February 2014 and replaced our OmniQ solution, is a unique, comprehensive, next-generation probe-based service assurance and CEM solution, designed to enable telecommunications carriers to carry out end-to-end voice and data quality monitoring and to manage their networks and services. The MaveriQ offers users a full array of analysis and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting

MaveriQ is a monitoring solution for multiple services such as voice, video and data, employing a comprehensive array of service and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, the MaveriQ offers the service provider full end-to-end visibility of the network across technologies. The MaveriQ - solution displays performance and quality measurements from both the signaling and the user planes, based on a broad range of active and non-intrusive hardware and software probes.

Our unique service assurance solution presents a seamless integration between traditional network monitoring and troubleshooting solutions, and an advanced set of service assurance monitoring applications. This set of powerful and intuitive applications added to our proven MaveriQ service assurance solution provides solutions for every aspect of the network. This scalable solution for service assurance supports a wide range of applications: network troubleshooting, network quality monitoring, service quality monitoring, customer experience management, customer quality of service monitoring and customer service level agreements monitoring.

The MaveriQ system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, LTE, CDMA, IMS data and others. Signaling and media attributes and quality measurement enhanced detail records ("eDRs") collected from the probes in the QManager (the central site-management software) are stored in the solution’s embedded database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators ("KPIs") and key quality indicators ("KQIs").

The MaveriQ solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes, covering various networks and services, including IMS, VoIP, UMTS, CDMA, LTE and data. These probes are based on our MaveriQ probe, enabling the MaveriQ to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis.

The MaveriQ is designed to enable service providers and vendors to succeed in their efforts to address significant technology challenges, including:

•	deployment of next-generation networks such as LTE, high-speed downlink packet access and Triple Play;

•	integration of new architectures such as high-speed packet access ("HSPA"), LTE, VoLTE and IMS;
•	migration of the network core to IP technology using IMS or SIGTRAN;
•	successful delivery of advanced, complex services such as VoIP IMS and video conferencing; and
•
proactive management of call quality on existing and next-generation service providers’ production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

In general, telecommunications service providers (wireless and wireline) use MaveriQ for the following tasks:

Service Assurance:

•
Troubleshooting – the MaveriQ enables service providers to "drill down" to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

•
Performance monitoring – service providers use MaveriQ to analyze the behavior of network components and customer network usage to understand trends, performance level and optimization, with the goal of identifying faults before they compromise the end-user experience

•	Fault detection – service providers use MaveriQ's automatic fault detection and service KPIs to alert them to network problems as they arise.
•	Pre-Mediation – MaveriQ generates CDRs needed to feed third-party OSSs or other solutions.

Roaming and Interconnect Analysis:

The MaveriQ can be used by service providers to monitor their roaming and interconnect traffic. By identifying problematic links, service providers are able to avoid revenue loss, to detect problems with specific roaming partners and to manage interconnection KPIs.

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

MaveriQ provides the visibility and invaluable data that the service provider needs in order to manage both network and service performance and to ensure quality of service for subscribers. MaveriQ monitors a wide range of measurement sessions that are meaningful to the end user, to provide this CEM. By analyzing these measurements in real time and applying business intelligence, MaveriQ provides realistic insight not only into the end user quality of experience but also into the corresponding quality of the service provider’s TCP/IP network.

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

The Performer Family Network Analyzers

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

The eDiamond is a new LTE and VoLTE smart analyzer providing a troubleshooting solution for LTE.  Our eDiamond is a tool to use for LTE and VoLTE integration, beginning from a protocol analyzer for an entry level LTE and VoLTE lab and up until troubleshooting LTE and VoLTE network deployments. Our eDiamond LTE and VoLTE smart analyzer provides an end-to-end view of network performance and correlates information detected in the different interfaces in one display, as well as drilling down to root cause analysis. Its wide range of features provides both online and offline working modes, end-to-end access, core interfaces troubleshooting and service level overviews.

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

The following table shows the breakdown of our consolidated sales for the fiscal years 2013, 2012 and 2011 by product line:

	Year ended December 31,
	2013	2012	2011
	(in thousands of U.S. dollars)
The Omni-Q family	$19,976	$15,205	$20,949
The Performer family and others	$506	$581	$1,038
Total	$20,482	$15,786	$21,987

Sales and Marketing Organization

We sell to customers throughout the world via both direct and indirect channels.

Indirect channels: In several markets we sell our products through a network of independent distributors who market data communications-related hardware and software products. We currently have independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas.  We have regional sales support offices in China, Singapore and Spain.  These offices support our distributors and direct sales in these regions. We continue to search for new distributors to penetrate new geographical markets or to better serve our target markets.

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

Direct channels: In North America we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which primarily sells our products to end-users directly. Although our MaveriQ - network monitoring solution is also sold on a non-exclusive basis by sales representatives, for the most part it is sold directly by RADCOM Equipment. The independent representatives are compensated by us on a commission basis.  The activities of our representatives and our other sales and marketing efforts in North America are coordinated by RADCOM Equipment’s employees, who also provide product support to our North American customers.  The independent representatives do not hold any of our inventory, and they do not buy products from us. Our representatives locate customers, provide a demo if needed (in which case they use our demo equipment), and in some cases provide training to the end-users.  The customers submit orders directly to RADCOM Equipment, which invoices the end-user customers and collects payment directly, and then pays commissions to the representatives for the sales in their territories.  The commission ranges between 5% and 17%, depending on the agreement RADCOM Equipment has with the individual representative.

In Brazil we operate through a wholly owned Brazilian subsidiary, RADCOM Brazil, which primarily sells our products to end-users in the Brazilian market directly. Our products may also be sold to the end-users directly by RADCOM LTD or through independent representatives in a manner similar to the one deployed in North America. RADCOM Brazil’s employees engage primarily in the sales, marketing and customer support activities of our customers in Brazil.

In 2012, we established a wholly owned Indian subsidiary, RADCOM India, which primarily provides marketing services and customer support in the Indian market. Our products are sold to the end-users directly by RADCOM LTD. RADCOM India’s employees engage primarily in marketing activities and customer support of our customers in India.

Since 2008, we have been increasing our sales through a direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. In these situations, we sell directly to customers and collect payment directly from them. If a distributor is engaged in the sale, we pay the distributor a commission, which is normally calculated as a percentage of the sale price. During 2013, this direct channel was used in certain markets, mainly in North America, South America, Central America and Asia. In North America and Brazil this activity was performed by our wholly owned subsidiaries. We expect its use to continue to grow in future years, as direct agreements are increasingly required by our customers.

Geographic Markets: The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2013	2012	2011	2013	2012	2011
Europe	4.0	3.0	6.4	19.7	19.0	29.1
North America	1.7	3.9	3.2	8.2	24.7	14.5
Asia (Excluding Philippines)	0.4	1.5	2.8	2.0	9.5	12.8
Philippines	3.2	1.3	1.5	15.6	8.2	6.8
South America (Excluding Brazil)	4.6	2.8	2.3	22.4	17.7	10.5
Brazil	5.5	1.9	5.2	26.7	12.0	23.6
Others	1.1	1.4	0.6	5.4	8.9	2.7
Total revenues	20.5	15.8	22.0	100%	100%	100%

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing. Our principal competitors include JDSU, Tektronix, Tekelec (which has been acquired by Oracle), IP Tego (which has been acquired by Oracle), Astelia, Anritsu, Commprove, Netscout, Osix, Exfo, Empirix and The Now Factory (which has been acquired by IBM). In addition to these competitors, we expect substantial competition from established and emerging communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.

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

Manufacturing and Suppliers

Our manufacturing facilities, which are located in Tel Aviv, Israel, consist primarily of final assembly, testing and quality control.  Electronic components and subassemblies are prepared by subcontractors according to our designs and specifications; however for our service assurance solution with our software based solution, the MaveriQ, we install our software-based solutions on standard, non-proprietary 3rd party hardware.  Certain components used in our products are presently available from, or supplied by, only one source and others are only available from limited sources.  In addition, some of the software packages that we include in our product line are being developed by unaffiliated subcontractors. The prices of the supplies we purchase from our vendors are relatively steady and not volatile. The manufacturing processes and procedures are generally ISO 9001:  2000 and ISO 14000 certified.

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

Our gross research and development costs were approximately 5.6 million in 2013, $6.1 million in 2012 and $5.9 million in 2011, representing 27.4%, 38.7% and 26.7% of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $1.5 million in 2013, $1.6 million in 2012 and $1.2 million in 2011. For more information on the Chief Scientist, see "Israeli Office of the Chief Scientist" below. We expect to continue to invest significant resources in research and development.

As of December 31, 2013, our research and development staff consisted of 49 employees, a decrease of 4 employees compared to December 31, 2012.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Economy, formerly the Ministry of Industry, Trade and Labor (the "Chief Scientist"). Grants received under such programs are repaid through a mandatory royalty based on revenues from products developed pursuant to such programs or deriving therefrom (and related services).  This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s programs, with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984  and the regulations promulgated thereunder (the "R&D Law").  Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. As of December 31, 2013, our royalty rate was 3.5%.  Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest.

The R&D Law provides that know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally,, in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) if the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities; or  (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient.

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

         In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2013, our contingent liability to the Chief Scientist in respect of grants received was approximately 36.2 million.

In May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009. See “Item 3.D. Risk Factors – Risks related to our  Business and Our Industry - Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions as detailed above.

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation") funding for the research and development of products.  We are obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2013, our contingent liability to the BIRD Foundation for funding received was approximately $355,000.  We have not received grants from the BIRD Foundation since 1995.  Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation, and we have therefore not been required to pay royalties since such time.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own registered trademarks for the names Omni-Q™ and GearSet™.  In addition, we sometimes enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and manufacturer’s representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents or trademarks (except for those listed above).

Employees

As of December 31, 2013, we had 86 employees located in Israel, 5 employees of RADCOM Equipment located in the United States, 10 employees of RADCOM Brazil located in Brazil, 8 employees of RADCOM India located in India and 13 employees in total located in Spain, Singapore, Guatemala, China, Honduras and Paraguay collectively. Of the 86 employees located in Israel, 49 were employed in research and development, 5 in operations (including manufacturing and production), 23 in sales and marketing and customer support, and 9 in administration and management. Of the 5 employees located in the United States, 4 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 10 employees located in the Brazil, 9 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 8 employees located in India , 7 were employed in sales, marketing and customer support and 1 was employed in administration Of the 13 employees located in Spain, Singapore, Guatemala, Honduras, Paraguay and China, 12 were employed in sales, marketing and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2013, all of our 121 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

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

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as "Managers’ Insurance" or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment.  Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 13.3% and 15.8% of the employee’s base salary.  Full-time employees who are not insured in this way, if any, are entitled to a savings account, to which each of the employee and the employer made a monthly contribution. In 2013, and as of the filing date of this Annual Report, this was not relevant to any full-time employees of 5% of the employee’s base salary.

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

We also provide our permanent employees of RADCOM with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee’s base salary and we contribute an amount equal to 7.5% of the employee’s base salary (generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 14.49% of the employee’s base salary.  All Israeli employers, including us, are required to provide certain increases in wages as partial compensation for increases in the Israeli Consumer Price Index ("CPI").  The specific formula for such increases varies according to the general collective agreements reached among the Manufacturers’ Association and the Histadrut.  Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount equal to up to 20% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and life insurance fund.

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

Messrs. Yehuda Zisapel, Zohar Zisapel and Nava Zisapel are the founders and/or principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or any of Messrs. Yehuda Zisapel and Zohar Zisapel and Ms. Nava Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and the other companies, are known as the "RAD-BYNET Group”.  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"), Radware Ltd., Ceragon Networks Ltd., Silicom Ltd., BYNET Data Communications Ltd.("BYNET"), Radwin Ltd., BYNET SEMECH (Outsourcing) Ltd., BYNET SYSTEMS APPLICATIONS Ltd.., BYNET ELECTRONICS Ltd., RAD-Bynet Properties and Services (1981) Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., Packetlight Networks Ltd., Neurim Pharmaceuticals (1991) Ltd., RADIFLOW Ltd., AB-NET Communication Ltd, RADBIT Computers Inc, SecuritiDAM Ltd. and several other holdings, real estate and biotech companies

 For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

D. PROPERTY, PLANTS AND EQUIPMENT

We do not own any real property. We currently lease an aggregate of approximately 17,728 square feet of office space in Tel Aviv, Israel, which includes approximately 16,878 square feet leased from affiliates of our principal shareholders. This space includes our manufacturing facilities, which consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2013, the aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $510,000, of which approximately $378,000 was paid to affiliates of our principal shareholders.  We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 2,850 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholders, and subleased approximately 630 square feet of such space to a related party. In 2013, our aggregate annual lease payments for such premises were approximately $55,600, and we received $12,000 from the related party for the sub-lease.

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

Overview

We provide innovative service assurance and customer experience solutions for communications services providers. We specialize in solutions for next-generation networks, both wireless and wireline. Our comprehensive, carrier strength solutions are used to prevent service provider revenue leakage and enable management of customer care. Our products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS.

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

               Our business improved from the middle of 2009 until the end of 2011, following the recovery after the severe impact of the global economic slowdown. During the last couple of years, the telecommunications operators experienced a reduction in their revenues from subscribers and lower profitability which affected the spending budget of telecommunications carriers. This mainly affected our sales in 2012; however, we have been able to make a recovery in 2013. As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G and LTE cellular, Voice over IP and Triple Play networks.  Since 2010, we have focused our sales efforts on targeted emerging markets, in which operators are rolling out 3G and LTE cellular and Voice over IP networks, and on developed markets currently introducing Triple Play services based on the IMS platform and mobile broadband services. These market segments continued to grow in 2011, after the global economic slowdown, but experienced a slowdown in the last couple of years, which slowed down the capital spending of our customers. We observed an improvement in the telecommunications market during the second half of 2013 and are expecting the market to continue to grow in 2014 and beyond, helping us to continue to improve our business.

Since 2010, we followed a three-pronged sales strategy designed to expand our sales pipeline and revenues:

•
Focusing in emerging markets, including South America, Central America, Eastern Europe and Asia, where our strategy has been to target customers rolling out 3G Cellular, LTE and Voice Over IP services.

•	In developed markets, we have been targeting the IMS activities and deployments of top-tier wireline service providers, and the LTE & mobile broadband networks of wireless operators.
•
To improve our ability to penetrate targeted customers in all regions, we have pursued strategic partnering relationships, including OEM partnerships and teaming agreements and distribution agreements.

During 2013 we continued a trend, which started in 2010, of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators. As a result, the average deal size increased, payment terms became longer and our right to collect payment became subject to certain conditions, extending the time that elapsed between the date of an initial sale and full revenue recognition. These changes created fluctuations in our quarterly results and decreased the correlation between our bookings and revenues within any given quarter.

Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of extended warranty services. Product revenues consist of gross sales of products, less discounts and refunds.

Cost of sales.  Cost of sales consists primarily of our manufacturing costs, deployment costs, warranty expenses, packaging, import taxes, allocation of overhead expenses, license fees paid to third parties and royalties to the Chief Scientist. As part of our plan to reduce product cost and improve manufacturing flexibility, we shifted several years ago to a subcontracting model for the manufacturing of our products, and recently, with the replacement of our OmniQ service assurance solution with our software based solution, the MaveriQ, we have shifted into a new model whereby we install our software-based solutions on standard, non-proprietary 3rd party hardware.  In our subcontracting model, which was in use prior to the replacement of our OmniQ service assurance solution with our software based solution, the MaveriQ, and which is still being utilized for our previous OmniQ and R70 solutions, the functions performed by us were the planning and integration of other companies’ components into our products, while the subcontractors purchase most of the component parts, assemble the product and test it. These functions can be divided as follows:

RADCOM	Subcontractor
Planning	Purchasing component parts
Integration	Assembly
Testing

Under the older model we provide certain of our subcontractors a non-binding rolling forecast every quarter for the coming year, and submit binding purchase orders quarterly for material needed in the next quarter.  Purchase orders are generally filled within three months of placing the order.  We are charged by the unit, which ensures that unnecessary charges for reimbursements are minimal.  We are not required to reimburse subcontractors for losses that are incurred in providing services to us, and there are no minimum purchase requirements in our subcontracting arrangements.  If we change components in our products, however, and the subcontractor already bought components based on a purchase order, we would reimburse the subcontractor for any expenses incurred relating to the subcontractor’s disposal of such components.  The subcontracting arrangements are generally governed by one-year contracts that are automatically renewable and that can be terminated by either party upon ninety days’ written notice.

Under our current model for manufacturing the MaveriQ, we purchase standard, non-proprietary 3rd party hardware, and install on it our software-based solution. Cost of sales is expected to be improved since the capacity covered by each of our new probe is higher than before, so we need fewer probes to monitor the same amount of data. We are also enjoying the developments made by the standard hardware manufacturers, without the need to do our own developments. The solution is also more robust and easier to provide maintenance on a worldwide basis.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the number of people that we have in operations, deployment and in customer support, the bargaining power of larger clients, product mix and integration of other companies’ solutions into our own. Most of our products consist of a combination of hardware and software.  Following an initial purchase of a product, a customer can add additional functions by purchasing software packages.  These packages may add functions to the product such as providing additional testing data or adding the ability to test equipment based on different transmission technologies.  Since there is no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher. Our strategy is to continue to increase our percentage of direct sales, such as in Brazil and India, as mentioned in "Item 4.B— Business Overview — Sales and Marketing Organization ".

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

Sales and Marketing.  Sales and marketing expenses consist primarily of salaries, commissions to representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance and overhead expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Expenses, Net.  Financial expenses, net, in 2013, consisted primarily of interest earned on bank deposits, interest paid on bank loans and short term credit line and gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies.

Financial expenses, net, in 2012, consisted primarily of interest earned on bank deposits, interest paid on bank loans and gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies.

Summary of Our Financial Performance for the Fiscal Year Ended 2013 Compared to the Fiscal Year Ended 2012

For the year ended December 31, 2013, our revenues were $20.5 million, compared with $15.8 million in 2012, an increase of 30%. The increase reflects the Company’s strong execution of its backlog and continued momentum in the emerging markets of Latin America and Asia .On an operating basis, the Company used $2.1 million of cash from operating activities during 2013, compared to the use of $2.4 million during 2012.  The Company’s net loss for the year ended December 31, 2013 was $1.4 million, compared with a $6.0 million net loss for 2012. In 2013 the Company increased revenues by 30% compared to 2012, reduced its operating expenses by 9% compared to 2012 and as a result decreased its net loss by 76% compared to 2012.  The relatively low increase in operating cash during 2013 compared to 2012, even though there was a substantial decrease in the net loss, is primarily as a result of decrease in collection from customers compared to 2012.

As of December 31, 2013, our cash and cash equivalents totaled $1.2 million, compared with $1.5 million as of December 31, 2012. Although we reduced our operating loss in 2013 there was slight decrease in our cash and cash equivalents as a result of decrease in our collection from customers and decrease in deferred revenues and advances from customers. This was partly offset by a decrease in inventories. In addition during 2013 we entered into a private placement transaction (“PIPE 2013”) which we primarily used for repayment of short terms loans and short term bank credits and ongoing operation.

During 2012 and 2013 we continued a trend of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators. . In parallel, we executed during 2013 several cost reduction processes, resulting in a decrease by 9% of our operating expenses. As a result, our net losses during 2013 decreased to $1.4 million compared with $6.0 million net losses for 2012.

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

A. OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2013	2012	2011
Sales	100%	100%	100%
Cost of sales	38.5	39.2	30.4
Gross profit	61.5	60.8	69.6
Operating expenses:
Research and development	27.4	38.7	26.7
Less royalty-bearing participation	7.5	9.9	5.6
Research and development, net	19.9	28.7	21.1
Sales and marketing ,net	37.1	53.9	45.4
General and administrative	10.0	13.3	10.1
Total operating expenses	67.0	96.0	76.6
Operating loss	(5.5)	(35.2)	(7.0)
Financial expenses, net	(1.4)	(2.0)	(1.7)
Net loss	(6.9)	(37.9)	(8.7)

Financial Data for Year Ended December 31, 2013 compared with Year Ended December 31, 2012

Revenues
	Year Ended December 31,			% Change 2013 vs. 2012	% Change 2012 vs. 2011
	(in millions of U.S. dollars)
	2013	2012	2011
The Omni-Q family	20.0	15.2	20.9	32	(27)
The Performer family and others	0.5	0.6	1.1	(17)	(45)
Total revenues	20.5	15.8	22.0	30	(28)

Revenues.  In 2013, our revenues increased by 30% compared to 2012, reflecting strong execution of our backlog and continued momentum in the emerging markets of Latin America and Asia.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, RADCOM Brazil, our wholly-owned subsidiary in Brazil, RADCOM India, our wholly-owned subsidiary in India, as well as independent representatives, and more than 30 independent distributors in over 30 other countries. During 2013 our sales in South America, mainly in Brazil, increased as a result of large sized deals which were delayed from 2012 and recognized in 2013. The growth of sales in Brazil is also derived from new medium size deals with shorter execution cycle that we recognized during 2013. In addition, we experienced a decrease in sales in North America mainly as a result of our strategy to focus on the emerging markets. The table below shows the sales breakdown by territory:

	Year Ended December 31, (in millions of U.S. dollars)			Year Ended December 31, (as percentages)
	2013	2012	2011	2013	2012		2011
Europe	4.0	3.0	6.4	19.7	19.0%		29.1
North America	1.7	3.9	3.2	8.2	24.7		14.5
AsiaAsia (Excluding Philippines)	0.4	1.5	2.8	2.0	9.5		12.8
Philippines	3.2	1.3	1.5	15.6	8.2		6.8
South America (Excluding Brazil)	4.6	2.8	2.3	22.4	17.7		10.5
Brazil	5.5	1.9	5.2	26.7	12.0		23.6
Other	1.1	1.4	0.6	5.4	8.9		2.7
Total revenues	20.5	15.8	22.0	100%	100%	%	100.0%

In 2013, the Company had two customers in the Philippines and Brazil that amounted $3.2 million and $2.2 million respectively, of the total consolidated revenues. During 2012, the Company did not have any customer whose purchases contributed to more than 10% of the total consolidated revenues in any territory.

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2013	2012	2011
Cost of sales - Product	7.5	5.8	6.1
Cost of sales - Services	0.4	0.4	0.6
Total Cost of sales	7.9	6.2	6.7
Gross profit	12.6	9.6	15.3

Cost of sales.  During 2013, profitability on our variable costs, which include hardware production, packaging, royalties to the Chief Scientist, license fees paid to third parties and import taxes was 72% compared to 75% in 2012.

Our gross profit in 2013 and 2012 was 61%. The gross profit as a percentage of revenues in 2013 was in a similar level as in 2012 despite the substantial increase in our revenues, as a result of recognition of old deals from our backlog with a low margin.

Our cost of sales consisted of fixed costs, which include employees’ salaries and related costs and overhead expenses, of approximately $2.2 million for 2013 and 2012.   Our cost of sales included an expense of $7,000 for share-based compensation in 2013 and $14,000 for share-based compensation in 2012.

Operating Costs and Expenses

The following table provides the operating costs and expenses of the Company in 2013, 2012 and 2011, as well as the percentage change of such expenses in 2013 compared to 2012 and in 2012 compared to 2011:

	Year ended December 31, (in millions of U.S. dollars)			% Change 2013 vs. 2012	% Change 2012 vs. 2011
	2013	2012	2011
Research and development	5.6	6.1	5.8	(8.2)	5.2
Less royalty-bearing participation	1.5	1.6	1.2	(6.2)	33.3
Research and development, net	4.1	4.5	4.6	(8.9)	(2.2)
Sales and marketing, net	7.6	8.5	10.0	(10.6)	(15)
General and administrative	2.0	2.1	2.2	(4.8)	(4.5)
Total operating expenses	13.7	15.1	16.8	(9.0)	(10.12)

Research and Development. Research and development expenses, gross, decreased from $6.1 million in 2012 to $5.6 million in 2013. As a percentage of total revenues, research and development expenses, gross, decreased from 38.7% in 2012 to 27.4% in 2013. The decrease in our gross research and development expenses from 2012 to 2013 is attributable to decrease in the average number of employees and related expenses by the amount of $0.5 million. As of December 31, 2013, we employed 49 research and development engineers, compared to 53 as of December 31, 2012. We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $117,000 for share-based compensation in 2013 and $205,000 for share-based compensation in 2012.

Sales and Marketing, net.  Sales and marketing expenses decreased from approximately $8.5 million in 2012 to approximately $7.6 million in 2013. The decrease in our sales and marketing expenses from 2012 to 2013 is mainly attributable to a decrease in the number of employees and related expenses by the amount of $0.5 million, mainly for employees in Israel. The decrease in our sales and marketing expenses is also attributable to decrease in travel abroad and conferences in amount of $0.2 million and reduction of the expenses in our offices abroad in an amount of $0.2 million. As a percentage of total revenues, sales and marketing expenses in 2013 and 2012 were 37.1% and 53.9%, respectively. Our sales and marketing expenses included an expense of $82,000 for share-based compensation in 2013 and $167,000 for share-based compensation in 2012.

               General and Administrative.  General and administrative expenses decreased from approximately $2.1 million in 2012 to approximately $2.0 million in 2013. As a percentage of total revenues, general and administrative expenses in 2013 and 2012 were 10.0% and 13.3%, respectively. Besides the share-based compensation related to the share option grants to directors, our general and administrative expenses included $198,000 for share-based compensation in 2013 and $218,000 for share-based compensation in 2012.

Financial Expenses, Net.  In 2013, we recorded financial expenses, net, of approximately $291,000 compared to $314,000 in 2012, this decrease is immaterial.

Financial Data for the Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011

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

Since our cost of sales consists of variable costs and fixed costs, our gross profits in 2012 decreased, and were 61%, compared to 70% in 2011, which reflected the decrease in our revenues for the year.

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

                General and Administrative.  General and administrative expenses decreased from approximately $2.2 million in 2011 to approximately $2.1 million in 2012. As a percentage of total revenues, general and administrative expenses in 2012 and 2011 were 13.3% and 10.2%, respectively. Besides the share-based compensation related to the share option grants to directors, our general and administrative expenses included $218,000 for share-based compensation in 2012 and $249,000 for share-based compensation in 2011.

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

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar or we have faced the strengthening of the value of the NIS against the U.S. dollar. In the first 3 Quarters of 2012, the value of the NIS expressed in dollar terms decreased, lowering our Israeli-based costs as expressed in dollars.  Under these conditions, we experienced lower dollar costs for our operations in Israel, improving our dollar-measured results of operations. This trend was reversed during the last quarter of 2012 and during 2013, adversely affecting our dollar measured results of operations.  Based on our budget for 2014, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by 60,000 per quarter and vice versa.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2012 tax year and for the 2013 tax year. The corporate tax rate is scheduled to increase to a rate of 26.5% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate. However, the effective tax rate payable by a company that derives income from an approved and beneficiary enterprise (as further discussed below) may be considerably less.

Our effective corporate tax rate may exceed the Israeli tax rate.  Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.

We recorded a valuation allowance at December 31, 2013 for all of our deferred tax assets.  Based on the weight of available evidence, it is more likely than not that all of our deferred tax assets will not be realized.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds of our 1997 initial public offering, our 2004, 2008, 2010 and 2013 private placement transactions, a venture lending loan secured in 2008, a bank credit facility received in 2012 and a loan from our major shareholder which was received in November, 2012. Cash and cash equivalents at December 31, 2013, 2012 and 2011 were approximately $ 1.2 million, $1.5 million, and $2.9 million, respectively.

We generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a venture capital loan, a bank credit facility and a loan from our major shareholder. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and on the pipeline for 2014. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations being adequate to satisfy our expected liquidity requirements through the next twelve months, we may decide to raise additional funds in 2014. There is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $(2.1) million in 2013, $(2.5) million in 2012 and $(3.3) million in 2011.  The negative net cash flow in 2013 was primarily due to a net loss of approximately $1.4 million, increase of approximately $2.7 million in trade receivables and decrease in deferred revenues and advances from customers of approximately $1.5 million. This was partially offset by the following: decrease of $2.1 million in inventories, increase of $0.5 million in employees and payroll accruals and other current assets, increase of approximately $0.3 million in trade payables and non-cash share options compensation of $0.5 million. The negative net cash flow in 2012 was primarily due to a net loss of approximately $6.0 million and deferred revenues and decrease of approximately $0.8 million in trade payables. This was partially offset by the following: increase of $1 million in advances from customers, decrease of $0.8 million in other current assets, decrease of approximately $2.0 million in trade receivables and non-cash share options compensation of $0.7 million. The negative net cash flow in 2011 was primarily due to a net loss of approximately $1.9 million, an increase of $1.8 million in other current assets, increase of $2.7 million in inventories and a decrease of approximately $0.5 million in other payables and accrued expenses This was partially offset by the following: decrease of approximately $1.4 million in trade receivables, and non-cash share options compensation of $0.8 million.

The trade receivables and days of sales outstanding ("DSO") are primarily impacted by payment terms, shipment linearity in the quarter and collections performance.  Trade receivables for 2013 increased to $5.7 from $3.3 million in 2012, reflecting mainly the higher sales and the lengthening of our DSOs due to the increase in the portion of sales to Tier I and Tier II. We believe that continued expansion of our business, particularly in emerging markets, may require continued investments in working capital as many customers require commercial terms which result in longer payment terms.

The decrease in inventories in 2013 was mainly due to the decrease in inventory delivered to customers for which revenue criteria have been met and recognized.

                Net Cash Used in Investing Activities.  Our investing activities generally consist of the purchase of equipment, however in 2013 and 2012 we invested in short term deposits in the amounts of $38,000 and $1.4 million, respectively, which was required in order to secure bonds provided to certain customers, and only $88,000 and $66,000, respectively, for the purchase of equipment.  In 2011, our investing activities only consisted of the purchase of equipment.  Net cash used in investing activities in 2013, 2012 and 2011 totaled approximately $126,000, $1.5 million and $103,000, respectively.

Net Cash Used in Financing Activities.  In 2013, net cash provided in financing activities totaled approximately $1.9 million, including the $3.4 million from the private placement as described below under "Private Placement", and exercise of options of $226,000 and warrants of $256,000 which was offset by repayment of short term credit from a bank of approximately $0.4 million and a short term loans from the bank and from Mr., Zohar Zisapel of approximately $1.5 million. In 2012, net cash provided by financing activities totaled approximately $2.6 million, including $1 million short term credit from a bank, $1.5 million short terms loans from a bank and from Mr. Zohar Zisapel and exercise of options of $45,000. In 2011, net cash provided by financing activities totaled approximately $0.8 million, including the exercise of options of $144,000 and warrants of $623,000.

Private Placements

During April and June 2013, we raised $3.5 million in a private placement, or the 2013 PIPE, of ordinary shares and warrants.  Under the 2013 PIPE transaction, we issued 1,239,639 ordinary shares for an aggregate purchase price of $3.5 million, or $2.79 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the 2013 PIPE also included Mr. David Ripstein, our President and Chief Executive Officer and Israeli companies wholly owned by Mr. Zohar Zisapel, our Chairman and a controlling shareholder.  We also issued to the investors warrants to purchase up to 413,213 ordinary shares at an exercise price of $3.49 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the 2013 PIPE. As part of the 2013 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2013 PIPE (including the shares underlying the warrants). Our net proceeds from the offering were approximately $3.5 million. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of an additional $1.4 million. As of December 31, 2013, 73,333 warrants had been exercised for approximately $256,000.

Loans

Credit Facility from First International Bank of Israel

In September 2012, we secured a short-term line of credit of $1.5 million from the First International Bank of Israel. In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on certain other assets (namely, rights for uncalled and/or unpaid share capital, including goodwill rights, and rights for insurance).  We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens, and on the sale or transfer of certain of our assets, and (2) the ability of the bank to accelerate repayment in certain events, such as breach of covenants, liquidation, or a reduction in Messrs. Zohar Zisapel’s and Yehuda Zisapel’s joint ownership of the Company below 30%. The Pledge's restrictive terms and covenants may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations. We currently meet all of the requirements of the restrictive terms and covenants of the Pledge.

Loan Agreement with Mr. Zohar Zisapel

In November 2012, we secured a loan of US$ 777,000 from Mr. Zohar Zisapel, our Chairman of the Board and our largest shareholder to finance our operations.  The term of the loan was initially until March 31, 2013, and Mr. Zisapel informed us in March 2013 that he agreed to waive his right to claim the repayment of the loan until June 30, 2013. The loan was fully repaid to Mr. Zisapel during June, 2013.  The loan was interest-free, but the amount of principal required to be repaid was linked to the Israeli CPI. The average Israeli CPI increased each year from 2011 through 2013 by 1.96%, 1.63% 1.99% respectively.

We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments, if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel, Nava Zisapel and Zohar Zisapel are co-founders, directors and/or principal shareholders (collectively, the "RAD-BYNET Group").  Of these agreements, the office space leases with affiliates of the RAD-BYNET Group are material to our operations.  The distribution agreement with BYNET ELECTRONICS Ltd., which was material to our business, was terminated during 2012.  The pricing of the transactions was determined based on negotiations between the parties.  Members of our Board of Directors and management reviewed the pricing of the leases and the distribution agreement and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties.  We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-BYNET Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us. For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

In April and June 2013, we completed a PIPE in which we raised $3.5 million from certain investors, including our President and Chief Executive Officer, Mr. David Ripstein (who invested $50,000) and Israeli companies wholly owned by our Chairman and controlling shareholder, Mr. Zohar Zisapel (who invested $1.1 million). For more information, see " — Private Placements" above.

Please see " — Loans — Loan Agreement with Mr. Zohar Zisapel” above, for information relating to the loan from Mr. Zohar Zisapel.

Please see "Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Chief Scientist totaling approximately $ 1.5 million in 2013, $1.6 million in 2012 and $1.2 million in 2011. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalties’ expenses relating to the Chief Scientist grants included in the cost of sales for years ended December 31, 2013, 2012 and 2011 were $706,000, $562,000 and $759,000, respectively. The total research and development grants that we have received from the Chief Scientist as of December 31, 2013 were $35.2 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2013, the accumulated interest was $11.2 million, the accumulated royalties paid to the Chief Scientist were $10.2 million and our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $36.2 million.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2013, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $355,000.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation."

In April 2012, the MoE (approved our application for funding to help set up our Indian subsidiary as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India.  The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India, based on the approved budget for the plan for a period of 3 years. We are obligated to pay to the MoE royalties of 3% from the revenues derived in India up to an aggregate of 100% of the dollar-linked value of the total grant for a period of up to 7 years from the last year of the plan. As of December 31, 2013, we had a contingent obligation to pay the MoE aggregate royalties in the amount of approximately $205,000.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Ministry of Economy."

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

        Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available. The Company determines the BESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition

Under our selling arrangements, we provide a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of our products. Accordingly, we record an appropriate provision for Warranty in accordance with ASC 450 "Contingencies" (see Note 2j). After the Warranty period initially provided with our products, we may sell extended warranty contracts on a standalone basis, which include bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts."  Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

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

Share option plans.

Our accounts for share-based compensation in accordance with ASC 718. ASC 718 requires us to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

We recognizes compensation expenses for the value of its awards granted based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term, as management believes that this is the best indicator of future volatility. Expected term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no plans in the foreseeable future to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

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

D. TREND INFORMATION

During 2013 we saw a growing demand for service assurance solutions; however the slowdown in the telecommunications industry, which continued from year 2012, caused longer decision processes and put a hold on certain budgets. Our brand became more appreciated in our market segment which led us to be exposed to more business opportunities, upon some of which we were able to capitalize, mainly during the second half of 2013. This is not reflected in our 2013 financial reports due to the long delivery cycle of large-size projects, leading to a delay in revenue recognition.

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

Network functions virtualization (NFV) aims to transform the way that network operators build networks by using standard IT virtualization technology to consolidate many network equipment types onto industry standard servers (COTS). Leading communications service providers initiated a NFV standardization effort in the European Telecommunications Standards Institute (ETSI) in the fall of 2012. During 2013, standards efforts and proofs-of-concept were still in the early phases, but it is expected that the NFV market will start to gain momentum with early use cases during 2014. Key benefits that communications service providers will derive from NFV implementation include faster time-to-market, enablement of new services, ability to rapidly scale resources up and down, and lower costs (both CAPEX and OPEX). But, the question remains whether communications service providers will make the significant changes required to migrate to NFV.

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

E. OFF–BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2013, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Property Leases	$1,598	$580	$1,018	--	--
Open Purchase Orders (1)	267	267	--	--	--
Operating Leases	55	55	--	--	--
Severance Pay (2)	3,944	--	--	--	--
Total	$5,864	$902	$1,018	--	--

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

(2) In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli severance pay law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof.  Our total contingent liability at December 31, 2013 was $3,944,000.  Of this amount, $409,000 is unfunded.  The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will, or are dismissed.

In addition, we are required to pay royalties of 3.5% of the revenues derived from products incorporating know-how developed from research and development grants from the Chief Scientist. As of December 31, 2013, our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $36.2 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately 355,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

We are also obligated to pay to the MoE royalties of 3% from the revenue growth derived in India up to an aggregate of 100% of the dollar-linked value in respect of the actual funding received by us. As of December 31, 2013 no liability was accrued.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel (5)	65	Chairman of our Board of Directors
David Ripstein	47	President, Chief Executive Officer
Gilad Yehudai	45	Chief Financial Officer
Eyal Harari	38	Vice President, Products and Marketing
Yuval Porat	55	Vice President, Research and Development
Miki Shilinger	59	Vice President, Operations
Uri Har (1)(2)(3)(4)(5)(6)	77	Director
Irit Hillel (1)(2)(4)(5)(6)	51	Director
Matty Karp (2)(4)(6)	65	Director
Rachel (Heli) Bennun	60	Director

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

B. COMPENSATION

The aggregate direct remuneration paid to all of our directors and officers as a group (10 persons) for the year ended December 31, 2013 was approximately 1.1 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $193,000 that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC Topic 718. During 2013, our directors and officers received, in the aggregate, options to purchase 78,750 ordinary shares under our 2013 Share Option Plan (the "2013 Plan"). These options have an average exercise price of $3.49 per share and expire five years from the grant date.

As of December 31, 2013, our current directors and officers as a group held options to purchase an aggregate of 545,337 ordinary shares of the Company. Options to purchase an aggregate of 466,587 ordinary shares of the Company were granted under our 2003 Share Option Plan (the "2003 Plan") and options to purchase an aggregate of 78,750 ordinary shares of the Company were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

In addition, on May 22, 2013, the Compensation Committee of our Board of Directors (the " Compensation Committee") and our Board of Directors, and on June 30, 2013, our shareholders, approved cash compensation and equity compensation for our independent directors and external directors in the following amounts:(i) an annual fee of NIS 21,404 (currently equivalent to approximately $6,136 and a per meeting attendance fee of NIS 1,240 (currently equivalent to approximately $355, which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time and (ii) an annual grant of options (under the 2013 Plan) to purchase 10,000 ordinary shares.  The options will be fully vested in one year over four (4) equal quarterly installments commencing as of the applicable date of grant of the relevant year of service,  will expire on the earlier of five years or 180 days from the date of such director’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which for all the directors was initially June 30, 2013, the date of our 2013 annual general meeting, and for each of the two (2) years of service thereafter, is as follows: for the external directors, the grant date shall be November 1, 2014 and November 1, 2015 (provided that the external director still serves as a director); for non-external directors, the grant date shall be the date of the relevant annual shareholders meeting, during which the non-external directors are being elected to serve as directors of the Company for another year of service.  The exercise price of the options granted on June 30, 2013 was $3.25 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date.  The term of such compensation arrangement shall be for three years’ term of service, commencing on June 30, 2013. If the shareholders approve any change to the terms of the 2013 Plan with respect to external directors, within the meaning of the Israeli Companies Law, who are not independent directors, within the meaning of the rules of the SEC and NASDAQ, during the term of the plan, such new terms shall apply equally to the independent directors.

In addition, on May 22, 2013, our Compensation Committee and our Board of Directors, and on June 30, 2013, our shareholders approved the annual grant of options to purchase 30,000 ordinary shares to Mr. Zohar Zisapel.  The terms of the options are the same as those described in the above paragraph.  The term of such compensation arrangement shall be for three years commencing on June 30, 2013.

Share Option Plans

In the past, we had the following two share option plans for the granting of options to our employees, officers, directors and consultants:  (i) the International Employee Stock Option Plan, which expired on September 30, 2008 and (ii) the 2003 Plan, which expired on December 21, 2012. On April 3, 2013 our Board of Directors adopted our 2013 Stock Option Plan (the "2013 Plan"), which expires on April 2, 2023.  As of March 21, 2014, we have granted 346,750 options under the 2013 Plan.  Options granted under our option plans generally vest over a period of between one and four years, and generally expire five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants.  The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On February 4, 2014, our Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan, from 250,000 to 500,000.

The Company measures compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718 "Compensation – Stock based compensation". We recorded an expense of $499,000 for share-based compensation plans during 2013. During 2013 we granted options to purchase a total of 210,750 ordinary shares which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(k) and 12(b) of the Notes to the Consolidated Financial Statements for further information.

As of March 21, 2013, we have granted options to purchase a total of 3,105,046 ordinary shares under all of the Company’s share option plans, of which options to purchase 891,241 ordinary shares have been exercised and options to purchase 10,251, 757,370 and 327,500 ordinary shares under the International Employee Stock Option Plan, the 2003 Plan and the 2013 Plan, respectively, remain outstanding.

Pursuant to Rule 5615(a)(3) of the NASDAQ Listing Rules, we follow our home country practice in lieu of the NASDAQ Listing Rules with respect to the approvals required for the establishment and for material amendments to our share option plans. Consequently, the establishment of share option plans and material amendments thereto is now subject to the approval of our Board of Directors, and is no longer subject to our shareholders’ approval. See also "Item 16G—Corporate Governance."

Compensation Policy

Our Compensation Committee and Board of Directors have approved on December 1, 2013, a proposed compensation policy for Executive Officers and Directors, and our shareholders approved our compensation policy on January 8, 2014.

C. BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Zohar Zisapel, Uri Har, Irit Hillel, Matty Karp and Rachel (Heli) Bennun. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our non-external directors serve until the next annual general meeting. The three year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2016.  None of our directors have service contracts with the Company relating to their serving as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see "Item 6.B—Directors, Senior Management and Employees—Compensation."

External Directors

We are subject to the provisions of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law").

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

 External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

•
a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) voted at the meeting vote in favor of the external director’s election; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) that voted against the election of the external director does not exceed two percent of the aggregate number of voting rights in the company.

The initial term of an external director is three years and may be extended for up to two additional three year terms.  In certain special situations, the term may be extended beyond these periods.   Each committee of a company’s board of directors is required to include at least one external director except for the audit committee and the compensation committee, which are both required to be comprised of all the external directors.  At our 2013 annual general meeting, held on June 30, 2013, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a third three-year term.  Both Mr. Uri Har and Ms. Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company’s Audit Committee, Nominating Committee and Compensation Committee.

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

Israeli Companies Law Requirements

Audit committee

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors.  The majority of the members of the audit committee are required to be "independent" (as such term is defined in the Israeli Companies Law) and the chairman of the audit committee is required to be an external director.  Our independent directors are Irit Hillel, Uri Har and Matty Karp.

In addition: (1)  all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors, and (2) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

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

As stated in our Compensation Committee Charter, the purpose of the Compensation Committee is to review and approve, or, where required under the Israeli Companies Law or appropriate at the Compensation Committee’s discretion, recommend to the Audit Committee of the Board of Directors (the "Audit Committee") and/or the Board of Directors for approval, the compensation policy for "office holders" (office holder is defined in the Israeli Companies Law as a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer) of the Company, the compensation policy for executive officers of the Company (including renewal and reassessment thereof) who are not "office holders" of the Company within the meaning of the Israeli Companies Law, but who are defined as such according to the Nasdaq Listing Rules (as defined below), the compensation (including exculpation, indemnification and insurance) of such office holders, and the administration of the Company’s equity based plans.

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

On January 8, 2014, our shareholders approved our policy for the compensation of office holders.

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

Nominating Committee

The nominees to our Board of Directors are recommended to our Board of Directors by our Nominating Committee. Such nominees are then approved by our Board of Directors, including a majority of our independent directors. The Nominating Committee charter, which sets forth the Nominating Committee’s responsibilities and the written procedures addressing the nominating process, was approved by our Board of Directors. Zohar Zisapel, Uri Har and Irit Hillel constitute our Nominating Committee. The Nominating Committee is responsible for, among other things, assisting our Board of Directors in identifying prospective director nominees and recommending nominees for each annual meeting of shareholders to our Board of Directors.

D. EMPLOYEES

As of December 31, 2013, we had 86 employees located in Israel, 5 employees of RADCOM Equipment located in the United States, 10 employees of RADCOM Brazil located in Brazil, 8 employees of RADCOM India located in India and 13 employees in total located in Spain, Singapore, Guatemala, China, Honduras and Paraguay collectively. Of the 86 employees located in Israel, 49 were employed in research and development, 5 in operations (including manufacturing and production), 23 in sales and marketing and customer support, and 9 in administration and management. Of the 5 employees located in the United States, 4 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 10 employees located in the Brazil, 9 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 8 employees located in India, 7 were employed in sales, marketing and customer support and 1 was employed in administration. Of the 13 employees located in Spain, Singapore, Guatemala, Honduras, Paraguay, India and China, 12 were employed in sales, marketing and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2013, all of our 121 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.  As of December 31, 2012, we had 102 employees located in Israel, 8 employees of RADCOM Equipment located in the United States, 9 employees of RADCOM Brazil located in Brazil and 15 employees in total located in Spain, Singapore, Guatemala, India and China, collectively.  As of December 31, 2011, we had 98 employees located in Israel, 10 employees of RADCOM Equipment located in the United States, 9 employees of RADCOM Brazil located in Brazil and 11 employees in total located in Spain, Singapore, Guatemala, Russia India and China, collectively.

For more information, see "Item 4.B—Information on the Company—Business Overview—Employees."

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 21, 2014. The percentage of outstanding ordinary shares is based on 8,002,551 ordinary shares outstanding as of March 21, 2014. Except for Messrs. Zohar Zisapel and David Ripstein, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	2,800,343	(4)	33.8%
David Ripstein	201,163	(5)	2.5%
All directors and executive officers as a group, except Zohar Zisapel and David Ripstein (8 persons)	278,832	(6)	3.4%
_______________________
(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 21, 2014.

(2)
For determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 21, 2014.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.
(4)
Includes (i) 1,996,472 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 ordinary shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel,( iv) 224,562 Ordinary Shares held of record by Michael & Klil Holdings (93) Ltd (“Klil), an Israeli company, wholly owned by Mr. Zohar Zisapel (v) 238,187 ordinary shares held of record by Lomsha Ltd. ("Lomsha"), an Israeli company wholly owned by Mr. Zohar Zisapel, (vi) 147,500 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.54, expiring between the years 2013 and 2019, and (vii) 74,854 ordinary shares issuable upon exercise of warrants held by Klil and 60,683 ordinary shares issuable upon exercise of warrants held by Lomsha, all of which have an exercise price per share of $3.49, and expire in June 2016.  The options and warrants listed above are exercisable currently or within 60 days of March 21, 2014. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  This information is based on information provided by Mr. Zohar Zisapel.

(5)
Comprised of (i) 5,974 ordinary shares and (ii) 195,189 ordinary shares issuable upon exercise of options at an average exercise price per share of $2.85, which expire between the years 2014 and 2018 and are all exercisable within 60 days of March 21, 2014

(6)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of March 21, 2014 and have, therefore, not been separately disclosed. The amount of shares is comprised of 278,832 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 21, 2014.

For a description of our share option plans for the granting of options to our employees see "Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 24, 2014, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 24, 2014, our ordinary shares had a total of 27 holders of record, of which 12 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street name." As of March 24, 2014, U.S. holders of record held approximately 70% of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)		Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel	2,800,343	(3)	33.8%
Yehuda Zisapel	506,790	(4)	6.33%
Orington Holdings Limited	*	(5)

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2014.

(2)
The percentage of outstanding ordinary shares is based on 8,002,551 ordinary shares outstanding as of March 24, 2014.  For determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2014.  The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(3)
Includes (i) 1,996,472 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 44,460 ordinary shares held by RDC, (iii) 13,625 ordinary shares held by Klil&Michael ltd (iv) 224,462 ordinary shares held of record by Klil (v) 238,187 ordinary shares held of record by Lomsha, (vi) 147,500 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.54, expiring between the years 2014 and 2019, and (vii) 74,854 ordinary shares issuable upon exercise of warrants held by Klil and 60,683 ordinary shares issuable upon exercise of warrants held by Lomsha, all of which have an exercise price per share of $3.49, and expire in June 2016.  The options and warrants listed above are exercisable currently or within 60 days of March 24, 2014.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RDC.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel and based on Mr. Zohar Zisapel's Schedule 13D/A filed with the SEC on February 19, 2013.

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

(5)	On October 19, 2010, Orington Holdings Limited ("Orington") and its sole shareholder Finsbury Holdings Limited filed a Schedule 13G reporting the beneficial ownership of 389,864, or 6.4%, of our ordinary shares (including 292,398 ordinary shares and 97,466 ordinary shares issuable upon exercise of warrants exercisable within 60 days of October 12, 2010). The warrant expired on October 2013 and was not exercised, and to our best knowledge they have not purchased additional ordinary shares of Radcom. Accordingly, based on 8,002,551 of our ordinary shares outstanding as of March 24, 2014, Orington is no longer the beneficial owner of more than 5% of our outstanding shares.

B. RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and/or principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and the other companies, are known as the "RAD-BYNET Group.  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"), Radware Ltd., Ceragon Networks Ltd., Silicom Ltd., BYNET Data Communications Ltd.("BYNET"), Radwin Ltd., BYNET SEMECH (Outsourcing) Ltd., BYNET SYSTEMS APPLICATIONS Ltd.., BYNET ELECTRONICS Ltd. (a non-exclusive distributor in Israel for us), RAD-Bynet Properties and Services (1981) Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., Packetlight Networks Ltd., Neurim Pharmaceuticals (1991) Ltd., RADIFLOW Ltd., AB-NET Communication Ltd, RADBIT Computers Inc, SecuritiDAM Ltd. and several other holdings, real estate and biotech companies.

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

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.  We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group.  The aggregate amounts of such purchases were approximately $700, $50 and $0 in 2013, 2012 and 2011, respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.  The aggregate amounts of such purchases were approximately $68,000, $61,000 and $24,000 in 2013, 2012 and 2011, respectively.

Each of RAD and BYNET provides legal, personnel and administrative services to us and leases space to us, for which we pay them at market terms. The aggregate amounts of such payments were approximately $14,000, $22,000 and $19,000 in 2013, 2012 and 2011, respectively.

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Messrs. Yehuda and Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $422,000, $448,000 and $438,000 in 2013, 2012 and 2011 respectively.  We also sub-lease approximately 500 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $12,000 for 2013, $10,000 for 2012 and $9,000 for 2011.

We were a party to a non-exclusive distribution agreement with BYNET ELECTRONICS Ltd., a related party.  BYNET ELECTRONICS Ltd. purchased our products and services on the same terms and conditions as it purchases from unrelated companies with whom it has distribution agreements.  The aggregate amounts of such sales were approximately $403,000, $451,000 and $347,000 in 2013, 2011 and 2011, respectively.  The distribution agreement was terminated during 2012.

In April and June 2013, we completed a PIPE in which we raised $3.5 million from certain investors, including our President and Chief Executive Officer, Mr. David Ripstein (who invested $50,000) and Israeli companies wholly owned by our Chairman and controlling shareholder, Mr. Zohar Zisapel (who invested $1.1 million). For more information, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements" above.

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

In December 2011, we entered into a consulting agreement with Ms. Heli Bennun (the "Consultant"). Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder. The key terms of the initial agreement were as follows: (i) the Consultant will provide advisory services to our management with respect to our business operations, (ii) we will pay the Consultant a monthly amount which may not exceed the average monthly salary of employees in Israel, plus Israeli Value Added Tax, (iii) the term of engagement shall be for a period of 12 months from commencement of services or as otherwise agreed by us and the Consultant, and (iv) during the term of the agreement, the Consultant will provide services for at least 25 hours a month on the average.  The initial term expired in January 2013, was extended to January 2014, and was subsequently extended further, to January 2015.

In November 2012, we secured a loan of US$ 777,000 from Mr. Zohar Zisapel, our Chairman of the Board and our largest shareholder to finance our operations.  The term of the loan was initially until March 31, 2013, and Mr. Zisapel informed us in March 2013 that he agreed to waive his right to claim the repayment of the loan until June 30, 2013. The loan was fully repaid to Mr. Zisapel during June, 2013. The loan was interest-free, but the amount of principal required to be repaid was linked to the Israeli CPI. The average Israeli CPI increased each year from 2011 through 2013 by 1.96%, 1.63% and 1.99% respectively.  The transaction was authorized by all necessary corporate action required by the Israeli Companies Law.

Registration Rights

As part of the PIPE we completed in 2013, we have entered into agreements with certain of our directors, officers and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in the PIPE.  We filed a registration statement in regards to the shares and warrants of the 2013 PIPE transaction which became effective on July 3, 2013.

For more information on the 2013 PIPE transaction, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements."

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2013, the amount of our export sales was approximately $19.9 million, which represented 97% of our total sales.

Legal Proceedings

None.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no material change in our financial position since December 31, 2013.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low market prices of our ordinary shares as reported on NASDAQ for the periods indicated.

Annual	High	Low
2013	$7.35	$2.21
2012	$5.69	$2.08
2011	$13.98	$3.45
2010	$12.50	$1.60
2009	$2.80	$0.40

Quarterly 2014
First Quarter (Through March 24)	$7.00	$4.95

Quarterly 2013
Fourth Quarter	$5.89	$4.00
Third Quarter	$7.35	$3.20
Second Quarter	$4.80	$2.56
First Quarter	$4.19	$2.21
Quarterly 2012
Fourth Quarter	$3.25	$2.08
Third Quarter	$4.80	$2.66
Second Quarter	$5.42	$3.50
First Quarter	$5.72	$3.94

Most recent six months
March (Through March 24)	$7.00	$4.00
February 2014	$6.58	$5.03
January 2014	$5.53	$5.07
December 2013	$5.89	$4.45
November 2013	$5.24	$4.13
October 2013	$5.40	$4.00
September 2013

On March 24 2014, the closing price of our ordinary shares on the NASDAQ was $6.21 per share.

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

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of (i) Rule 5250(d)(1) regarding  distribution of annual reports to our shareholders prior to our annual meeting of shareholders; (ii) Rule 5635(c) relating to the solicitation of shareholder approval prior to the issuance of (a) designated securities when a stock option or purchase plan is to be established or materially amended and (b) ordinary shares or securities convertible into or exercisable for ordinary share by us to our officers, directors, employees, or consultants, or an affiliated entity of such a person, in a private placement at a price less than the market value of the stock; and (iii) Rule 5210(c) and Rule 5255 relating to the direct registration program  These requirements of the NASDAQ Listing Rules are not required under the Israeli Companies Law. See also "Item 10.B—Additional Information—Memorandum and Articles of Association" and "Item 16G—Corporate Governance."

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our memorandum of association was last amended in May 2008, and our articles of association were last amended on January 8, 2014. The following is a summary description of certain provisions of our memorandum of association and articles of association, in each case as currently in effect, and certain relevant provisions of the of the Israeli Companies Law (as currently in effect) which apply to us.  This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles, which are incorporated by reference and/or filed as exhibits to this Annual Report on Form 20-F, and to the Israeli Companies Law.

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

Remuneration of Directors

Directors’ remuneration is subject to our compensation policy which was approved by our shareholders on December 8, 2014 and to shareholder approval. Monetary compensation to external directors is mandated by Israeli regulations, which is subject to approval by the board of directors only in certain circumstances.

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

Approval of Officeholder Compensation

A recent amendment to the Israeli Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Duties of Shareholders"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

Under the Israeli Companies Law, the board of directors may approve a transaction between the company and an office holder or a third party in which an office holder has a personal interest, but only if the transaction is in the best interests of the company.   If the transaction is an extraordinary transaction, the transaction requires the approval of the audit committee and the board of directors, in that order.  In certain circumstances, shareholder approval may also be required. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at the deliberations or vote on this matter, however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the office holder has to present the matter or a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest.  If a majority of the members of the board of directors or the audit committee, as the case may be, also have a personal interest, shareholder approval is also required.

Amending the Rights of Shareholders

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

Shareholder Meetings

The Company has two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  We are required to give notice of general meetings (annual or extraordinary) no less than seven days before the general meetings.  We may provide notice of our general meetings by publishing such notice, either (1) on our website and/or (2) in one international wire service and/or (3) in any other common form of electronic dissemination. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company.  If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the Chairman of the Board and the majority of the voting power represented at the meeting agree).  Every ordinary share has one vote.  A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class.  A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We are exempted by the NASDAQ Listing Rules from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC. See also "Item 16G—Corporate Governance."

Duties of Shareholders; Extraordinary Transactions with Controlling Shareholders

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company.  A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting power of a company if no other shareholder owns more than 50% of the voting power of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.  Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order.  The shareholder approval must be by a majority vote, provided that either:

•
a majority of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor of the transaction; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting power of the company.

It is the responsibility of the audit committee to determine whether or not a transaction is extraordinary.  In addition, the audit committee must also establish: (i) procedures for the consideration of any transaction with a controlling shareholder, even if it is not extraordinary, such as a competitive process with third parties or negotiation by independent directors; and (ii) approval requirements for controlling shareholder transactions that are not negligible.

Agreements and extraordinary transactions with a duration exceeding three years are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval is reasonable under the circumstances.

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
•
reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the "Israeli Securities Law")  and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees.

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
•
reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

•
reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

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

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, the Company's office holders must be approved by the Company's compensation committee and the Company's board of directors and, if the beneficiary is a director or the chief executive officer, by the Company's shareholders.  The Company's audit committee, board of directors and shareholders resolved to indemnify and exculpate the Company's office holders by providing them with indemnification agreements, and approving the purchase of a directors and officers liability insurance policy. We currently maintain directors and officers liability insurance policy limited to US$10 million, at an annual premium of approximately US$ 33,000.

Anti-Takeover Provisions; Mergers and Acquisitions

The Israeli Companies Law prohibits the purchase of our shares if the purchaser’s holding following such purchase increases above certain percentages without conducting a tender offer or obtaining shareholder approval. See “Item 3.D. Risk Factors - Risks Related to Our Location in Israel - Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares” above.

Delivery of Financial Statements

Our articles of association also provide that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC's website, www.sec.gov, and on our website, www.radcom.com.

C. MATERIAL CONTRACTS

For a summary of (i) the lease agreement for the Tel Aviv premises, see "Item 4.D—Information on the Company—Property, Plants and Equipment," (ii) the 2013 PIPE, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements," (iii) the Credit Facility from First International Bank of Israel, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans—Credit Facility from First International Bank of Israel," and (iv) the Loan Agreement with Mr. Zohar Zisapel, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans—Loan Agreement with Mr. Zohar Zisapel," each of which are incorporated herein by reference.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 25% for the 2013 tax year and 26.5% for the 2014 tax year. The Corporate Tax rate is scheduled to remain at a rate of 26.5% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The Israeli Income Tax Ordinance New Version, 1961 (the “Tax Ordinance”) distinguishes between real gain and Inflationary surplus.  The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

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

Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the shares are listed for trading on the Tel Aviv Stock Exchange and/or a foreign exchange, and (3) such gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident or Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In certain instances, where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli company to non-residents of Israel, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution, or 15% for dividends deriving from income generated by an Approved or Benefited Enterprise (or 20% for dividends from a Preferred Enterprise); unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Distributions of dividends are subject to the withholding of Israeli tax at the source at the prevailing rates under Israeli tax law.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, dividends deriving from income generated by an Approved or Benefited Enterprise are taxed at the rate of 15% (or 20% for dividends from a Preferred Enterprise).  Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

A non- resident of Israel who receives dividend from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

For information with respect to the applicability of High Income Tax on distribution of dividends and the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above under "—Capital Gains Tax on Sales of Our Ordinary Shares" above.

Israeli Transfer Pricing Regulations

In accordance with Section 85A of the Israeli Tax Ordinance, if in an international transaction (whereby at least one party is a foreigner or all or part of the income from such transaction is to be taxed abroad as well as in Israel) there is a special relationship between the parties (including but not limited to family relationship or a relationships of control between companies), and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized than what would have been expected to be realized from a transaction of this nature, then such transaction shall be reported in accordance with customary market conditions and tax shall be charged accordingly. This section applies to transactions that transpired after November 29, 2006, at which time regulations with respect to this section were legislated. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the transaction and according to additional terms and conditions specified in the regulations.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes.

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

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a "PFIC") for 2013 if (taking into account certain "look-through" rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2013.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock that is "marketable stock" (e.g., "regularly traded" on NASDAQ) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered "regularly traded" or that our ordinary shares will continue to trade on NASDAQ.  Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute "marketable stock").

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  We believe that we should not be classified as a PFIC for 2013. We believe also that we were not a PFIC for tax years 2004 through 2012 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years.  Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  However, there can be no assurance that the IRS will not challenge our treatment.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary shares, which are all relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a timely QEF, mark-to-market or certain other special elections.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Taxation for Non-U.S. Holders of Ordinary Shares

Except as described in "—Information Reporting and Backup Withholding" below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and/or the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

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

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the proceeds from the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides its taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding may be allowed as a credit against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.
Certain individuals who are U.S. Holders may be required to file a Form 8938 to report their ownership of specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds.  U.S. Holders are urged to consult their tax advisors regarding their tax reporting obligations, including the requirement to file a Form 8938.

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

Interest Rate Risk

Our exposure to market risks for changes in interest rates relates primarily to our cash and cash equivalents and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual average interest of approximately 0.65%. For purposes of specific risk analysis, we use sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, Brazilian Real (“BRL”) or in Euro for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and Brazilian Real. Based on our budget for 2014, we expect that (i) an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately 60,000 per quarter and vice versa and (ii) an increase of BRL 0.1 to the exchange rate of the BRL to U.S. dollar will decrease our expenses expressed in dollar terms by approximately 17,000 per quarter and vice versa.

See also "Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Currency Fluctuations."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a.             Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2013. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2013, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2013, based on the 1992 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

c.             Attestation Report of the Registered Public Accounting Firm

Not applicable.

d.             Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2013 and 2012 were, respectively:

	Year Ended December 31,
	2013	2012
Audit Fees	$135,500	$124,000
Tax Fees	$5,000	$5,000
All Other Fees	$0	$0
Total	$140,500	$129,000

Audit Fees included fees associated with the annual audit, the reviews of our quarterly financial statements, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

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

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the NASDAQ requirements relating to: (i) sending annual reports to shareholders, as described in "Item 10.H—Additional Information—Documents on Display," (ii) shareholder approval with respect to issuance of securities under equity based compensation plans, including issuances to our officers, directors, employees, or consultants, or an affiliated entity of such a person, in a private placement at a price less than the market value of the stock and (iii) relating to the direct registration program.  The NASDAQ Listing Rules generally require shareholder approval when an equity based compensation plan is established or materially amended, but we follow the Israeli Companies Law, which requires approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (1).
1.2	Amended and Restated Articles of Association, as amended (2).
2.1	Form of ordinary share certificate (3).
4.1	International Employee Stock Option Plan (4).
4.2 4.3	2003 Share Option Plan (3) 2013 Share Option Plan (9)
4.4	Lease Agreement, dated March 1, 2013, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English translations accompanied by Hebrew original)(3).
4.5	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (5).
4.6	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (6).
4.7	Form of Warrant – Share and Warrant Purchase Agreement dated October 11, 2010 (6).

4.8	Lease Extension, dated November 14, 2012, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc (3).

4.9	Loan agreement dated November 26, 2013, by and between RADCOM Ltd. and Mr. Zohar Zisapel (3).
4.10
Covenants letter regarding the Credit Facility from First International Bank of Israel and the floating and fixed charge (3) (English translation of the covenants letter and an English summary of the floating charge, both accompanied by Hebrew originals).

8.1	List of Subsidiaries (2)
11.1	Code of Ethics (7).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2).
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2).
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 26, 2014 (2).
101
The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (ii) Consolidated Balance Sheets at December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections (8).

_________________

(1)   Incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, and (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008.

(2) Filed herewith.
(3) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013.
(4) Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-13250), filed with the SEC on March 7, 2001.
(5) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(6)   Incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on July 3, 2013.

(7)  Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

(8)  In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

(9)  Incorporated herein by reference to the Registration Statement on Form S-8 of RADCOM Ltd. (File No. 333-190207), filed with the SEC on July 29, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ David Ripstein
Name: David Ripstein
Title: Chief Executive Officer
Date: March 26, 2014

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. and its subsidiaries (the "Company")  as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 26, 2014	A Member of Ernst & Young Global

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,185	$1,474
Restricted Cash	1,505	1,452
Trade receivables (net of allowances for doubtful accounts $20 and $ 415 as of December 31, 2013 and 2012 respectively)	5,723	3,292
Inventories	4,352	6,736
Other current assets	3,092	3,555

Total current assets	15,857	16,509

SEVERANCE PAY FUND	3,535	3,090

PROPERTY AND EQUIPMENT, NET	253	268

Total assets	$19,645	$19,867

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term bank credit, net	$629	$1,058
Short term loans	-	1,527
Trade Payables	2,257	1,920
Employees and payroll accruals	2,109	1,996
Deferred revenues and advances from customers	1,305	2,970
Other accounts payable and accrued expenses	1,795	1,844

Total current liabilities	8,095	11,315

LONG-TERM LIABILITIES:
Deferred revenues	107	37
Accrued severance pay	3,944	3,518

Total long-term liabilities	4,051	3,555

Total liabilities	12,146	14,870

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: 9,997,670 shares authorized at December 31, 2013 and 2012; 7,978,183 and 6,480,623 shares issued at December 31, 2013 and 2012, respectively; 7,947,340 and 6,449,780 shares outstanding at December 31, 2013 and 2012, respectively	335	251
Additional paid-in capital	65,791	61,470
Accumulated other comprehensive loss	(805)	(322)
Accumulated deficit	(57,822)	(56,402)

Total shareholders' equity	7,499	4,997

Total liabilities and shareholders' equity	$19,645	$19,867

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2012	2011

Revenues:
Products	$17,917	$12,480	$19,199
Services	2,565	3,306	2,788

	20,482	15,786	21,987

Cost of revenues :
Products	7,540	5,765	6,074
Services	350	417	606

	7,890	6,182	6,680

Gross profit	12,592	9,604	15,307

Operating expenses:
Research and development	5,615	6,102	5,866
Less - royalty-bearing participation	1,537	1,567	1,235

Research and development, net	4,078	4,535	4,631

Selling and marketing, net	7,592	8,515	9,962
General and administrative	2,051	2,107	2,234

Total operating expenses	13,721	15,157	16,827

Operating loss	(1,129)	(5,553)	(1,520)

Financial expenses, net	(291)	(314)	(384)
Loss before taxes on income	(1,420)	(5,867)	(1,904)

Taxes on Income	-	(120)	-

Net loss	$(1,420)	$(5,987)	$(1,904)

Net loss per share:
Basic and diluted net loss per Ordinary Share	$(0.19)	$(0.93)	$(0.30)

The accompanying notes are an integral part of the consolidated financial statements.

 RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011

Net loss	$(1,420)	$(5,987)	$(1,904)

Other comprehensive loss:
Foreign currency translation adjustment	(483)	(125)	(197)

Other comprehensive loss	(483)	(125)	(197)

Comprehensive loss	$(1,903)	$(6,112)	$(2,101)

The accompanying notes are an integral part of the consolidated financial statements.

 RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of shares	Share capital Amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2011	6,145,024	$234	$59,180	$-	$(48,511)	$10,903

Share-based compensation	-	-	823		-	823
Exercise of options	76,143	5	139	-	-	144
Exercise of warrants	194,531	11	612		-	623
Net loss	-	-	-	-	(1,904)	(1,904)
Other comprehensive loss	-	-	-	(197)	-	(197)

Balance as of December 31, 2011	6,415,698	250	60,754	(197)	(50,415)	10,392

Share-based compensation	-	-	672	-	-	672
Exercise of options	34,082	1	44	-	-	45
Net loss	-	-	-	-	(5,987)	(5,987)
Other comprehensive loss	-	-	-	(125)	-	(125)

Balance as of December 31, 2012	6,449,780	251	61,470	(322)	(56,402)	4,997

Issuance of shares and warrants, net of issuance expenses of $ 35 (private placement)	1,239,639	68	3,356	-	-	3,424
Share-based compensation	-	-	499	-	-	499
Exercise of warrants	73,333	4	252	-	-	256
Exercise of options	184,588	12	214	-	-	226
Net loss	-	-	-	-	(1,420)	(1,420)
Other comprehensive loss	-	-	-	(483)	-	(483)

Balance as of December 31, 2013	7,947,340	$335	$65,791	$(805)	$(57,822)	$7,499

The accompanying notes are an integral part of the consolidated financial statements.

 RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2012	2011
Cash flows used in operating activities:

Net loss	$(1,420)	$(5,987)	$(1,904)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	108	119	155
Share-based compensation	499	672	823
Increase (decrease) in allowance for doubtful accounts	-	20	-
Increase (decrease) in severance pay, net	(19)	10	60
Decrease (increase) in trade receivables	(2,716)	2,060	1,369
Decrease (increase) in other current assets	348	767	(1,782)
Decrease (increase) in inventories	2,131	(222)	(2,661)
Increase (decrease) in trade payables	348	(775)	2
Increase (decrease) in employees and payroll accrued	123	(88)	74
Increase (decrease) in other accounts payable and accrued expenses	(9)	(131)	402
Interest and linkage on restricted cash	(15)	(15)	-
Interest and linkage on short term loan	23	27	-
Increase (decrease) in deferred revenue and advances from customers	(1,531)	1,082	112

Net cash used in operating activities	(2,130)	(2,461)	(3,350)

Cash flows used in investing activities:

Restricted cash	(38)	(1,437)	-
Purchase of property and equipment	(88)	(66)	(103)

Net cash used in investing activities	(126)	(1,503)	(103)

Cash flows from financing activities:

Receipts (repayment) of short term bank credit, net	(429)	1,058	-
Receipts (repayment) of short term loan (includes $777 from related party)	(1,550)	1,500	-
Proceeds from issuance of shares and warrants , net of issuance expenses of $ 35 (private placement)	3,424	-	-
Exercise of warrants	256	-	623
Exercise of options	226	45	144

Net cash provided by financing activities	1,927	2,603	767

  RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2013	2012	2011

Foreign currency translation adjustments on cash and cash equivalents	40	(66)	(157)
Decrease in cash and cash equivalents	(289)	(1,427)	(2,843)
Cash and cash equivalents at beginning of year	1,474	2,901	5,744

Cash and cash equivalents at end of year	$1,185	$1,474	$2,901

		Year ended December 31,
		2013	2012	2011
(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$30	$19	$3
	Inventory transferred to be used as property and equipment	$-	$4	$20

(b)	Interest paid in cash	$43	$6	$-

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
RADCOM Ltd (the “Company”) is an Israeli corporation which provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. The Company's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM.

The Company has wholly-owned subsidiaries in the United States, Brazil and India, that are primarily engaged in the sales, marketing and customer support of the Company's products in North America, Brazil and India, respectively.

b.
The Company has an accumulated deficit of $57,822 as of December 31, 2013. The Company has managed its liquidity during this time through a series of cost reduction initiatives, including reduction in workforce and private placement transactions. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements through the end of December 2014. The Company’s foregoing estimate is based, among others, on its current backlog and pipeline.

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

Most of the Company's and its subsidiaries ,other than in Brazil, revenues and costs are denominated in U.S. dollars. Therefore, the Company's management believes the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

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

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents severance pay fund and trade receivables.

Cash and cash equivalents and are maintained with major financial institutions mainly in Israel. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel. Such deposits are not insured. However, management believes that such financial institutions are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Allowance for doubtful accounts amounted to $ $20 and $415 as of December 31, 2013 and 2012, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expenses (income) amounted to $ 0, $ 20 and $ 0 in 2013, 2012 and 2011, respectively. Total write offs during 2013, 2012 and 2011 amounted to $ 395, $ 206 and $ 0, respectively.

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

Total write offs during 2013, 2012 and 2011 amounted to $ 110, $ 311 and $ 0, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Demonstration and rental equipment	33
Research and development equipment	25 - 33
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	(*)

(*)	At the shorter of the lease period or useful life of the leasehold improvement.

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "property, plants and equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2013, 2012 and 2011, no impairment losses were identified.

j.	Revenue recognition:

Revenues from sales of products are recognized in accordance with ASC No. 605, "Revenue Recognition" when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

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

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available. The Company determines the BESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition.

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

The fair value for options granted in 2013, 2012 and 2011 is estimated at the date of grant with the following weighted average assumptions:

	2013	2012	2011

Dividend yield	0%	0%	0%
Expected volatility	71%-74%	80-100%	76-132%
Risk-free interest	0.3%-0.6%	0.3-0.4%	0.3-2.1%
Expected life (in years)	2.81	1.5-5.5	1.5-5.5

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Provision for product warranty:

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. An extended warranty may be purchased for a longer period. The provision for warranties for all periods through December 31, 2013, is determined based upon the Company's past experience. The followings are the changes in the liability for product warranty from January 1, 2011 to December 31, 2013:

Balance at January 1, 2011	229

Provision for warranties issued during the year	316
Reduction for payments and costs to satisfy claims	(297)

Balance at December 31, 2011	248

Provision for warranties issued during the year	130
Reduction for payments and costs to satisfy claims	(123)

Balance at December 31, 2012	255

Provision for warranties issued during the year	288
Reduction for payments and costs to satisfy claims	(401)

Balance at December 31, 2013	142

m.	Research and development costs:

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

The Company received participation from the Israeli Ministry of Economy, commerce and labor, which is a participation of up to 50% of relevant marketing expenses. These grants are presented as a reduction in marketing expenses. See also Note 10a.

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total number of shares related to the outstanding options and warrants excluded from the calculation of diluted net income (loss) per share was 1,353,372 as of December 31, 2013 (2012 – 1,248,631; 2011 – 988,642).

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

Severance expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $ 537, $ 588 and $ 651, respectively.

t.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, trade receivables, short term bank credit, short term bank loans, trade and other accounts payable, and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	INVENTORIES

	December 31,
	2013	2012

Raw materials	$884	$583
Work in process	420	360
Finished products (*)	3,048	5,793

	$4,352	$6,736

(*)	Includes amounts of $ 2,109 and $ 4,977 for 2013 and 2012, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

NOTE 4:-	OTHER CURRENT ASSETS

	December 31,
	2013	2012

Indirect taxes	$82	$567
Government of Israel - OCS receivable	389	322
Prepaid expenses and work in progress	2,328	2,388
Advances to suppliers	151	28
Others	142	250

	$3,092	$3,555

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2013	2012

Cost:
Demonstration and rental equipment	$-	$688
Research and development equipment	210	3,760
Manufacturing equipment	149	1,190
Office furniture and equipment	461	1,117
Leasehold improvements	418	434

	1,238	7,189
Accumulated depreciation:
Demonstration and rental equipment	-	671
Research and development equipment	146	3,694
Manufacturing equipment	77	1,171
Office furniture and equipment	378	1,021
Leasehold improvements	384	364

	985	6,921

	$253	$268

During 2013 and 2012 the Company recorded a reduction of $ 6,044 and $ 0, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 6:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2013	2012

Royalties - OCS payable	$690	$552
Commissions	62	90
Provision for product warranty	142	255
Accrued expenses	901	947

	$1,795	$1,844

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SHORT TERM BANK CREDIT

In September 2012, the Company received a credit facility from a bank in an amount of $1,500. The facility may be renewed every 6 months based on compliance with certain covenants and according to the bank's decision. In November, 2013 the facility has been extended until April 30, 2014. The facility carries interest rates varying between LIBOR +3.25%-4% for USD denominated advances and Prime + 1-2% for NIS denominated advances, and is secured by a floating charge on all of the Company’s assets.

Under this facility the Company used as of December 31, 2013 and December 31, 2012, amount of $724 and $714, respectively, as a short term bank credit and amount of $ 0 and $ 750, respectively, as a short term loan.

NOTE 8:-	SHORT TERM LOANS

In November, 2012, the Company entered into a loan agreement with a major shareholder, according to which the Company may receive a sum of up to NIS 3,000,000, bearing no interest and linked to the Israeli Consumer Price Index As of December 31, 2012 the Company received NIS 2,900,000 ($777). During June 2013 the Company repaid the loan.

NOTE 9:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties (see Note 10b). The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease payments were $ 410, $ 438 and, $ 428 in 2013, 2012 and 2011, respectively.

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

4.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel. The agreement was terminated during 2013.

Revenues related to this distribution agreement are included in "d" below as "revenues". The remainder of the amount of "revenues" included in "d" below is comprised of sales of the Company's products to entities within RAD-BYNET Group.

b.	In December 2012, the Company entered into a consulting agreement with a related party. Expenses incurred under this agreement are immaterial.

c.	Balances with related parties:

	December 31,
	2013	2012
Assets:

Trade	$11	$153
Other current assets	$-	$4

Liabilities:

Trade	$159	$229
Other payables and accrued expenses	$46	$44
Short term loan (see note 8)	$-	$777

d.	Transactions with related parties:

	Year ended December 31,
	2013	2012	2011

Revenues	$403	$451	$347

Expenses:

Cost of sales	$54	$66	$62

Operating expenses:

Research and development	$208	$198	$193
Sales and marketing	$126	$181	$159
General and administrative	$53	$57	$57

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

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

The total research and development grants that the Company has received from the OCS as of December 31, 2013 were $ 35,232. The accumulated interest as of December 31, 2013 was $ 11,177. As of December 31, 2013, the accumulated royalties paid to the OCS were $ 10,228. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $ 36,181 as of December 31, 2013.

Royalty expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2013, 2012 and 2011 were $ 706, $ 562 and $ 759, respectively.

In May 2010, the Company received a notice from the OCS regarding alleged miscalculations in the amount of royalties paid by the Company to the OCS for the years 1992-2009 and the revenues basis of which the Company has to pay royalties.The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued.During 2011 the Company reviewed with the OCS alleged miscalculation differences and since then await further instructions. Currently the Company is unable to assess the merits of the aforesaid arguments raised by the OCS.

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

The total research and development funds that the Company has received from the BIRD-F were $ 340. As of December 31, 2013, the Company is required to pay royalties up to an amount of $ 789, including linkage to the United States Consumer Price Index (CPI).

As of December 31, 2013, the accumulated royalties paid to the BIRD-F including linkage to the CPI were $ 434. Accordingly, the Company's total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to $ 355 as of December 31, 2013.

Starting 2003 the Company has not generated sales of products developed with the funds provided by BIRD-F, therefore the Company is not obligated to pay royalties or repay the grant since that date.

3.
In April, 2012 the Israeli Ministry of Economy, commerce and labor approved the Company's application for participation in funding the setting up of the Company’s Indian subsidiary as part of a designated grants plan for the purpose of setting up and establishing a marketing agency in India. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India, based on the approved budget for the plan over a period of 3 years.

The Company is obligated to pay to the Israeli Ministry of Economy, commerce and labor royalties of 3% from the revenues growth derived in India up to an aggregate of 100% of the dollar-linked value of the total grant and for a period of up to 7 years from the last year of the plan.

The total marketing grants that the Company has received from the Ministry of Economy, commerce and labor as of December 31, 2013 were in the amount of $205.

As of December 31, 2013 no liability was accrued.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Operating leases:

Premises occupied by the Company and its subsidiaries are rented under various rental agreements part of which are with related parties (see Note 9).The rental agreements for the premises of the Company and its subsidiaries expire up to December 31, 2016.

Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2013, are (in the aggregate) and for each succeeding fiscal year below:

Year ended December 31

2014	$635
2015	517
2016	502

Total	$1,654

Total lease expenses (net of sublease income from premises under sublease agreements) amounted to $ 941, $1,056 and $ 1,048 for the years ended December 31, 2013, 2012 and 2011, respectively.

c.	Bank guarantee:

The Company has granted bank performance guarantees in favor of four of its customers in the total amount of $ 1,097 of which $ 776 expire during January 2014, $296 expire on March 13, 2014 and $ 25 on December 31, 2014. In addition, the Company established another guarantee in the amount of $ 35 which expires on April 30, 2014.

In addition, in order to secure the bank facility, a floating charge on all of the Company’s assets was placed by the bank (see note 7).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES

a.	Israeli taxation:

Taxable income of the Israeli parent is subject to the Israeli corporate tax at the rate as follows: 2011 - 24%, 2012 - 25%, 2013- 25%.

On July 30, 2013 the Israeli Parliament (the Knesset) passed a law which was designated to increase the tax levy in the years 2013 and 2014. Among other, the law increases the Israeli corporate tax rate from 25% to 26.5%.

The Company has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2009 tax year can be regarded as final.

Tax loss carryforward:

The Company's tax loss carryforward were $ 44,814 as of December 31, 2013. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

b.	Foreign subsidiaries:

U.S subsidiary:

1.	The U.S subsidiary is taxed under United States federal and state tax rules.

2.
The U.S subsidiary's tax loss carryforward amounted to $ 8,552 as of December 31, 2013 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiary and will expire in the years 2014-2028 for federal tax purpose and in the years 2014-2018 for state tax purpose.

3.	The U.S subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2009 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules.

2.
The Brazilian subsidiary's tax loss carryforward amounted to $ 1,682 as of December 31, 2013 for tax purposes. Tax losses may be carried forward indefinitely, but can only offset up to 30% of the company taxable income for a tax period.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2013	2012
Deferred tax assets:
Carryforward tax losses	$16,638	$15,836
Temporary differences	1,749	932

	18,387	16,768
Less - valuation allowance	(18,387)	(16,768)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2013 was an increase of $ 1,619 and is mainly relates to increase in deferred taxes on NOL's for which a full valuation allowance was recorded. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	The components of loss before income taxes are as follows:

	Year ended December 31,
	2013	2012	2011

Domestic	$(1,618)	$(5,684)	$(2,038)
Foreign	198	(183)	134

Loss before income taxes	$(1,420)	$(5,867)	$(1,904)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	INCOME TAXES (Cont.)

e.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2013	2012	2011

Loss before income taxes, as reported in the statements of operations	$(1,420)	$(5,867)	$(1,904)

Statutory tax rate in Israel	25%	25%	24%

Theoretical tax benefit	$(355)	$(1,467)	$(457)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	19	(11)	18
Non-deductible expenses and other permanent differences	165	185	175
Change of deferred tax 2012 as result of tax rate change	(727)	-	-
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	(469)	-	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net	186
Losses and timing differences for which no deferred taxes were recorded	1,619	1,083	234
Other	(438)	330	30

Income taxes	$-	$120	$-

f.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2011, 2012 and 2013, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY

a.
The number of shares issued and outstanding at December 31, 2013 and 2012 does not include 5,189 Ordinary Shares, which are held by a subsidiary, and 30,843 Ordinary Shares which are held by the Company.

1.	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

2.
On April 24, 2013, the Company entered into a private placement transaction (the "2013 PIPE"). Under the PIPE investment, the Company issued 1,239,639 Ordinary Shares to investors (investors in the 2013 PIPE included certain existing shareholders) at an aggregate purchase price of $ 3,459 or $ 2.79 per Ordinary Share. The Company also issued to the investors warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by each investor (up to 413,213 shares) for an exercise price of $ 3.49 per Ordinary Share. The warrants are exercisable for three years from the closing of the 2013 PIPE. As of December 31, 2013, 73,333 warrants were exercised.

b.	Share option plans:

1.
The Company has granted options under option plans as follows:

Under the following plans options are granted for periods not to exceed seven years. Options vest over a period of zero to four years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants.

a)
The 2003 Share Option Plan:

The 2003 Share Option Plan (the "2003 Share Option Plan") grants options to purchase Ordinary Shares. These options are granted pursuant to the 2003 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route". The plan expired on December 21, 2012 for future grants.

b)
The 2013 Share Option Plan:

On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan grants options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route".

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

2.	Grants in 2013, 2012 and 2011 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

3.	Stock options under the Radcom plans are as follows for the periods indicated:

	Number of options(in thousands)	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	1,034,205	4.0	4.0	$529
Granted	210,750	3.65
Exercised	(184,588)	1.22
Expired & forfeited	(46,875)	6.24

Outstanding at December 31, 2013	1,013,492	4.34	3.64	1,813

Exercisable at December 31, 2013	859,656	4.50	3.42	1,507

Vested and expected to vest at December 31, 2013	1,013,492	4.34	3.64	1,813

The aggregate intrinsic value of options outstanding at December 31, 2013 represents intrinsic value of 842,356 outstanding options that are in-the-money as of December 31, 2013. The remaining 171,136 outstanding options are out of the money as of December 31, 2013, and their intrinsic value was considered as zero.

The aggregate intrinsic value of options exercisable at December 31, 2013 represents intrinsic value of 691,595 outstanding options that are in-the-money as of December 31, 2013. The remaining 168,061 outstanding options are out of the money as of December 31, 2013, and their intrinsic value was considered as zero.

The total number of shares available for future grants under The 2013 Share Option Plan as of December 31, 2013 was 42,500. On February, 2014 the Board of Directors authorized additional 250,000 options for future grants

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

4.	Stock options under the Radcom plans are as follows for the periods indicated:

	Options outstanding at December 31, 2013			Options exercisable at December 31, 2013
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.7- 1.95	204,093	1.15	2.44	190,432	1.09	2.40
2.38 – 4.9	616,013	3.74	4.34	481,913	3.84	4.15
5.0 - 8.72	83,486	6.65	2.12	78,736	6.73	1.99
10.80 - 13.16	109,900	11.83	3.06	108,575	11.82	3.05

	1,013,492			859,656

5.	The weighted average fair values of options granted during the years ended December 31, 2013, 2012 and 2011 were:

	Year ended December 31,
	2013	2012	2011

Weighted average fair values on grant date	$1.7	$2.5	$5.3

6.	The following table summarizes the departmental allocation of the Company's share-based compensation charge:

	Year ended December 31,
	2013	2012	2011

Cost of sales	$7	$14	$27
Research and development	117	205	218
Selling and marketing	82	167	231
General and administrative	293	286	347

	$499	$672	$823

7.
Share-based compensation:

As of December 31, 2013 there are $74 of total unrecognized company cost related to non-vested share based compensation that are expected to be recognized over a period of up to 2 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Warrants:

The Company's outstanding warrants and rights as of December 31, 2013 are as follows:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through
April 24,2013	339,880	3.49	April 23, 2016

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Revenues:

1.	Classified by geographical destination:
	Year ended December 31,
	2013	2012	2011

North America	$1,687	$3,850	$3,242
Europe	4,044	2,970	6,371
Asia (Excluding Philippines)	435	1,534	2,821
Philippines	3,173	1,292	1,440
South America (Excluding Brazil)	4,579	2,848	2,308
Brazil	5,469	1,896	5,234
Other	1,095	1,396	571

	$20,482	$15,786	$21,987

2.
Major customers:

In 2013, the Company had two customers in the Philippines and Brazil that amounted $3,173 and $2,182, respectively, of the total consolidated revenues. During 2012 and 2011, the Company did not have any customer that amounted to more than 10% of the total respective consolidated revenues.

3.	Substantially all of the Company's long-lived assets are located in Israel.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Financial expenses, net:
	Years ended December 31,
	2013	2012	2011

Financial Income	$49	$15	$20

	49	15	20

Financial expenses:
Interest and bank charges	(117)	(108)	(74)
Foreign currency translation different, net	(223)	(221)	(330)

	(340)	(329)	(404)

Financial expenses, net	$(291)	$(314)	$(384)

EXHIBIT INDEX

Exhibit No.	Description
1.2	Amended and Restated Articles of Association, as amended.
8.1	List of Subsidiaries.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 26, 2014.
101
The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (ii) Consolidated Balance Sheets at December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections (1).

_________________
(1)   In accordance with Rule 406T of Regulation S-T, the information in Exhibit 101 is furnished and deemed not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.