Form 20-F
period 2014-12-31
RADCOM LTD
filed 2015-03-26
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

Commission file number 0-29452

RADCOM LTD.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant's Name into English)

Israel
(Jurisdiction of Incorporation or Organization)

24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
(Address of Principal Executive Offices)

Uri Birenberg: (+972) 77-7745-060 (tel), (+972) 3-647-4681 (fax)
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2014, there were   8,447,307 Ordinary Shares, NIS 0.20 par value per share, outstanding.

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

Yes ☐ No ☒

INTRODUCTION

Except for the historical information contained herein, the statements contained in this annual report on Form 20-F (this "Annual Report") are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act").  These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management.

Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "do not believe,"  "seeks," "estimates," "continues," "may," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characterizations of future events or circumstances are forward-looking statements.  Readers are cautioned that these forward-looking statements – including those identified below, as well as certain factors – including, but not limited to, those set forth in "Item 3.D—Key Information—Risk Factors" – are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict. Although we believe the expectations reflected in the forward-looking statements contained in this Annual Report are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.    We assume no duty to update any of these forward-looking statements after the date of this Annual Report to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

As used in this Annual Report, the terms "we," "us," "our," "RADCOM" and the "Company" mean RADCOM Ltd. and its subsidiaries, unless otherwise indicated.

Omni-Q® and GearSet® are our registered trademarks.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

TABLE OF CONTENTS

PART I
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
	A. SELECTED FINANCIAL DATA	6
	B. CAPITALIZATION AND INDEBTEDNESS	8
	C. REASONS FOR THE OFFER AND USE OF PROCEEDS	8
	D. RISK FACTORS	8
ITEM 4.	INFORMATION ON THE COMPANY	26
	A. HISTORY AND DEVELOPMENT OF THE COMPANY	26
	B. BUSINESS OVERVIEW	27
	C. ORGANIZATIONAL STRUCTURE	40
	D. PROPERTY, PLANTS AND EQUIPMENT	41
ITEM 4A.	UNRESOLVED STAFF COMMENTS	41
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
	A. OPERATING RESULTS	45
	B. LIQUIDITY AND CAPITAL RESOURCES	50
	C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	55
	D. TREND INFORMATION	55
	E. OFF–BALANCE SHEET ARRANGEMENTS	56
	F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
	A. DIRECTORS AND SENIOR MANAGEMENT	57
	B. COMPENSATION	60
	C. BOARD PRACTICES	62
	D. EMPLOYEES	65
	E. SHARE OWNERSHIP	65
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
	A. MAJOR SHAREHOLDERS	66
	B. RELATED PARTY TRANSACTIONS	68
	C. INTERESTS OF EXPERTS AND COUNSEL	70
ITEM 8.	FINANCIAL INFORMATION	70
	A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	70
	B. SIGNIFICANT CHANGES	70
ITEM 9.	THE OFFER AND LISTING	70
	A. OFFER AND LISTING DETAILS	70
	B. PLAN OF DISTRIBUTION	71
	C. MARKETS	71
	D. SELLING SHAREHOLDERS	72
	E. DILUTION	72
	F. EXPENSES OF THE ISSUE	72
ITEM 10.	ADDITIONAL INFORMATION	72
	A. SHARE CAPITAL	72
	B. MEMORANDUM AND ARTICLES OF ASSOCIATION	72
	C. MATERIAL CONTRACTS	79
	E. TAXATION	79
	F. DIVIDENDS AND PAYING AGENTS	87
	G. STATEMENT BY EXPERTS	87
	H. DOCUMENTS ON DISPLAY	87
	I. SUBSIDIARY INFORMATION	88
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	88
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                      Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

                      Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data as of December 31 for each of the years 2014 and 2013 from our consolidated financial statements and notes included in this Annual Report.  The selected consolidated financial data as of December 31, 2012, 2011, and 2010 have been derived from previously published audited consolidated financial statements not included in this Annual Report.  We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

You should read the selected consolidated financial data together with "Item 5—Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this Annual Report.  All references to "dollar," "dollars" or "$" in this Annual Report are to the "U.S. dollar" or "U.S. dollars."  All references to "NIS" are to the New Israeli Shekels.

	2014	2013	2012	2011	2010

Revenues:
Products	$20,547	$17,917	$12,480	$19,199	$16,770
Services	3,089	2,565	3,306	2,788	2,403
	23,636	20,482	15,786	21,987	19,173
Cost of revenues:
Products	8,350	7,540	5,765	6,074	6,052
Services	343	350	417	606	434
	8,693	7,890	6,182	6,680	6,486
Gross profit	14,943	12,592	9,604	15,307	12,687
Operating expenses:
Research and development	5,812	5,615	6,102	5,866	4,310
Less - royalty-bearing participation	1,664	1,537	1,567	1,235	1,424
Research and development, net	4,148	4,078	4,535	4,631	2,886

Sales and marketing, net	7,295	7,592	8,515	9,962	6,971

General and administrative	2,262	2,051	2,107	2,234	1,538

Total operating expenses	13,705	13,721	15,157	16,827	11,395

Operating (loss) income	1,238	(1,129)	(5,553)	(1,520)	1,292

Financing expenses, net	(332)	(291)	(314)	(384)	(722)
Income (loss) before taxes on income	906	(1,420)	(5,867)	(1,904)	570
Taxes on Income	(180)	---	(120)	---	---

Net (loss) income	726	(1,420)	(5,987)	(1,904)	570
Basic net (loss) income per ordinary share	$0.09	$(0.19)	$(0.93)	$(0.30)	$0.11
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	8,088,974	7,340,056	6,442,068	6,367,560	5,373,515

Diluted net (loss) income per ordinary share	$0.08	$(0.19)	$(0.93)	$(0.30)	$0.10
Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	8,592,387	7,340,056	6,442,068	6,367,560	5,947,310

Balance Sheet Data:
Working capital	$10,062	$7,762	$5,194	$10,670	$11,144
Total assets	$20,318	$19,645	$19,867	$21,345	$21,386
Shareholders' equity	$10,262	$7,499	$4,997	$10,392	$10,903
Share capital	$361	$335	$251	$250	$234

Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March (through March 23, 2015)	4.053	3.984
February 2015	3.966	3.844
January 2015	3.998	3.899
December 2014	3.994	3.889
November 2014	3.889	3.782
October 2014	3.793	3.644
September 2014	3.695	3.578

On March 23, 2015 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 4.018 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2015 (through March 23, 2015)	3.943
2014	3.577
2013	3.609
2012	3.858
2011	3.582
2010	3.732

The effect of exchange rate fluctuations on our business and operations is discussed in "Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Foreign Currency Fluctuations."

B. CAPITALIZATION AND INDEBTEDNESS

              Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

  Not applicable.

D. RISK FACTORS

Investing in our ordinary shares involves a high degree of risk.  You should carefully consider the risks described below before investing in our ordinary shares.

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

Although we were profitable in 2014, we have a history of net losses.  In the years 2013 and 2012, we incurred losses of $1.4 million and $6 million, respectively. We may continue not to be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

A reduction in some telecommunication operators' revenues and profitability, which may lead them to decrease their investment in capital equipment and infrastructure, may in turn affect our revenues and results of operations. A continued slowdown in our customers' investment in capital equipment and infrastructure may materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include 3G and 4G cellular and triple-play networks. During the last couple of years, telecommunications operators experienced a reduction in their revenues from subscribers and lower profitability, which affected the spending budget of telecommunications carriers. The global telecommunications industry, as well as the various sectors within the industry, is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet and data services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

Our future success depends upon the increased utilization of our monitoring solutions by next-generation network operators and telecommunications equipment vendors.  Telecommunications equipment vendors and network operators may not develop new technology or enhance current technology. Furthermore, any such new technology or enhancements may not lead to greater demand for our products.

During the last few years, developments in the communications industry such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services and changes in the regulatory environment, have had a material adverse effect on our existing and/or potential customers, and may continue to have such an effect in the future. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results, prospects, and capital spending levels of many communications companies to decline.  Over the last few years, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects, and in some cases, led to restructurings.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The recent economic and credit environment had a significant negative impact on business around the world. The impact of these conditions on the technology industry and our major customers has been quite severe. Conditions may continue to be depressed, or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part, to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity.  In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us.  If we are unable to grant extended payment terms when requested by customers, our sales could decrease.  Granting extended payment terms or a significant adverse change in a customer's financial and/or credit position, would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer's receivables, or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

        Our projected cash flows may not be sufficient to meet our obligations.

                If our cash flow does not meet or exceed our current projections, then our ability to pay our obligations could be materially impaired. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements to meet our operating obligations, as they come due, at least through the next twelve months. However, if our actual sales and spending differ materially from our projections, we may be required to raise capital, borrow additional funds or reduce discretionary spending in order to provide the required liquidity.  We cannot assure you that our business will generate sufficient cash flows or that future capital raising or borrowings will be available to us in amounts and on terms sufficient to enable us to fund our liquidity needs. Our ability to continue as a going concern is substantially dependent on the successful achievement of our sales and spending projections.

As noted above, although we generated a profit in 2014, in 2013 and 2012 we incurred significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a bank credit line, and shareholder loans. While we believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements at least through the next twelve months, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

The market for our products is characterized by changing technology, and its requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, changing customer requirements, evolving industry standards and frequent new product introductions.  These changes could reduce the market for our products or require us to develop new products. For example, the LTE (Long Term Evolution) and VoLTE (Voice over Long Term Evolution) networks required us to develop a new product which was launched in 2014, our MaveriQ for 3G, LTE and VoLTE networks, in order to remain up to date with our customers' requirements.

 New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products.  Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G and LTE cellular and triple-play networks. If networking evolves toward greater emphasis on application providers, we believe that we have positioned ourselves well relative to our key competitors. However, if networking does not evolve toward a greater emphasis on application providers, our initiatives and investments in this area may be of no or limited value.

In addition, a 2014 cooperation agreement among Huawei, Ericsson and NSN called "OSSii" (Operations Support Systems interoperability initiative) aims to facilitate interoperability between network management systems from different vendors. If this initiative succeeds, it could lead to a decreased need for our probe-based solution, as network elements could supply the performance and quality measurements provided by our probe-based solution.  As a result, we cannot quantify the impact of new product introductions on our future operations.

Our freedom to operate our business is limited as a result of certain restrictive covenants contained in our credit facility with the First International Bank of Israel.

In September 2012, we secured a short-term line of credit of $1.5 million from the First International Bank of Israel, which we are currently not utilizing. In order to secure the line of credit, we pledged and granted to the bank a first priority floating charge on all of our assets, and a first priority fixed charge on certain other assets (namely, rights for uncalled and/or unpaid share capital, including goodwill rights, and rights for insurance). We refer to the agreement relating to such charges as the Pledge. The Pledge contains a number of customary restrictive terms and covenants that limit our operating flexibility, such as (1) limitations on the creation of additional liens and on the sale or transfer of certain Company assets, and (2) the ability of the bank to accelerate repayment upon the occurrence of certain events, such as breach of covenants, liquidation, or a reduction in Messrs. Zohar and Yehuda Zisapel's joint ownership of the Company below 30%. The Pledge's restrictive terms and covenants may hinder our future operations or the manner in which we operate our business, which could have a material adverse effect on our business, financial condition or results of operations. We may fail to meet the requirements of the restrictive terms and covenants in the future and the bank may demand that we immediately repay any outstanding balance, which will create a substantial burden on our cash balances and harm our ongoing operations.  As of March 26, 2015, we met all of the requirements of the restrictive terms and covenants of the Pledge.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our share price to fluctuate and/or to decline.

In 2014, we experienced, and expect to experience in the future, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;

•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers and the reduction in business during the summer months, particularly in Europe;

•	the relatively long sales cycles for our products;

•	the request for longer payment terms from us or long-term financing of customers' purchases from us, as well as additional conditions tied to such payment terms;

•	competitive conditions in our markets;

•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;

•	changes in the level of operating expenses relative to revenues;

•	product quality problems;

•	supply interruptions;

•	changes in global or regional economic conditions or in the telecommunications industry;

•	delays in or cancellation of projects by customers;

•	changes in the mix of products sold;

•	the size and timing of approval of grants from the Government of Israel; and

•	foreign currency exchange rates.

Our costs of sales consist of variable costs, which include hardware production, packaging, royalties to the Chief Scientist (as defined below), license fees paid to third parties and import taxes, and of fixed costs which include facilities' payments, employees' salaries and related costs and overhead expenses.  The majority of our costs of sales are relatively variable, and the costs are determined based on our anticipated revenue. We believe, therefore, that period-to-period comparisons of our operating results may not be a reliable indication of future performance.

Our revenues in any period generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations, than on those of companies with relatively high volumes of sales or low revenues per order. Our products generally are shipped within 15 to 30 days after orders are received, however revenue recognition is often deferred. Although we had a substantial backlog of orders at the end of 2014, this has not always been the case in the past and there is no assurance that this will continue to be the situation in future quarters.

We may experience a delay in generating or recognizing revenues for a number of reasons and based on revenue recognition accounting requirements. While we are usually able to ship orders within 15-30 days of a customer's order, in many cases we cannot recognize revenue from an order prior to customer acceptance, which may take usually, 3 to 12 months Therefore, a major part of the revenue of a fiscal quarter is derived from the backlog of shipped orders and generally is not tied to the date of a customer's order or the shipment date.

Our revenues for a particular period may also be difficult to predict and may be affected if we experience a non-linear (back-end loaded) sales pattern during the period. We generally experience significantly higher levels of sales orders towards the end of a period, as a result of customers submitting their orders late in the period. Such non-linearity in shipments can increase costs, as irregular shipment patterns result in periods of underutilized capacity and periods when overtime expenses may be incurred, and also lead to additional costs associated with inventory planning and management.  Furthermore, orders received towards the end of the period may not ship within the period due to our manufacturing lead times. These orders are booked within the quarter, but only recognized as revenue at a later stage.

If our revenues in any quarter remain level or decline in comparison to any prior quarter, and we do not reduce our expenses for that quarter in a timely manner in response to level or declining revenues, our financial results for that quarter could be materially adversely affected.

Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may fall, as was the case in previous years.

We expect our gross margins to vary over time, and we may not be able to sustain or improve upon our recent level of gross margins, which may have a material adverse effect on our future profitability.

We may not be able to sustain or improve upon our recent level of gross margins. Our gross margins may be adversely affected by numerous factors, including:

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

Further deterioration in gross margins, due to these or other factors, may have a material adverse effect on our business, financial condition and results of operations.

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

Any reversal or slowdown in the deregulation of telecommunications markets could materially harm the markets for our products.

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

We are affected by risks associated with conducting business internationally. We maintain development facilities in Israel, and have operations in North America, Europe, Latin America, and Asia. We obtain significant revenues from customers in Latin America and Asia and our strategy is to continue to broaden and expand into those markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

One or more of these factors could have a material adverse effect on our international operations, which could have a material adverse effect on our business, financial condition and results of operations.

Our inventory may become obsolete or unusable.

We make advance purchases of various component parts in relatively large quantities to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components. In addition, a substantial portion of our inventory is located on our customers' premises as it has not yet been accepted in accordance with the terms of their orders and therefore, has not yet been recognized as revenue, making the control of such inventory more difficult.

Many of our customers require a lengthy, detailed and comprehensive evaluation process before they order our products. Our sales process has been subject to delays that have significantly decreased our revenues and which could result in the eventual cancellations of some sale opportunities.

We derive substantially all of our revenues from the sale of products and related services for telecommunications service providers. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review.As a result, the evaluation process has been significantly lengthened. This evaluation process generally takes between 3 to 6 months for small transactions, and between 9 to 18 months for large transactions. The following factors, among others, affect the length of the approval process:

•	the time involved for our customers to determine and announce their specifications;

•	the time required for our customers to process approvals for purchasing decisions;

•	the complexity of the products involved;

•	the technological priorities and budgets of our customers; and

•	the need for our customers to obtain or comply with any required regulatory approvals.

If customers continue to delay project approval, delays are further lengthened, or such continued delays result in the eventual cancellation of any sale opportunities, it would have a material adverse effect on our business, financial condition and results of operations.

Our visibility of a portion of our future sales is limited due to the short lead time of customer orders.

As a result of the short lead time for some firm purchase orders (including some significant orders) that we receive from time to time, which usually do not require customer acceptance, even dramatic fluctuations in revenue (whether an increase or a decrease) might not be detected until the very end of a financial quarter, which may result in us not being able to monitor costs in a timely manner to compensate for such fluctuations.

We may undertake further reorganizations, which may adversely impact our operations, and we may not realize all the anticipated benefits of our prior, or any future reorganization.

We continue to reorganize and transform our business to realign resources and achieve desired cost savings in an increasingly competitive market. During 2012 and 2013 we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. In 2014 we made a further, minor reduction of our workforce. If we continue to reduce our workforce in the future, we may incur additional reorganization and related expenses, which could have a material adverse effect on our business, financial condition and results of operations.

We have based our reorganization efforts on certain assumptions regarding the cost structure of our businesses. Our assumptions may or may not be correct, and we may also determine that further reorganizations will be needed in the future. We therefore cannot assure you that we will realize all of the anticipated benefits of the reorganizations or that we will not further reduce or otherwise adjust our workforce, or exit or dispose of certain businesses. Any decision by management to further limit investment or exit or dispose of businesses may result in the recording of additional reorganization charges, and might also adversely affect our ability to generate revenues from our business. As a result, the costs actually incurred in connection with the reorganization efforts may be higher than originally planned and may not lead to the anticipated cost savings and/or improved results.

In addition, employees, whether or not directly affected by reorganizations, may seek future employment with our business partners, customers or competitors. We cannot assure you that the confidential nature of our proprietary information will not be compromised by any such employees who terminate their employment with us. Furthermore, we believe that our future success will largely depend upon our ability to attract, incentivize and retain highly skilled personnel. We may have difficulty attracting and retaining such personnel as a result of a perceived risk of future workforce reductions.

We may lose significant market share as a result of intense competition in the markets for our existing and future products.

Many companies compete with us in the market for network testing and service monitoring solutions.  We expect that competition will increase in the future, both with respect to products and solutions that we currently offer and products and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment which are current and potential customers of ours, may in the future incorporate into their products capabilities similar to ours, which would reduce the demand for our products.  In addition, affiliates of ours that currently provide services to us may, in the future, compete with us.

Many of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

On October 13, 2014 NetScout Systems Inc. announced that it agreed to buy Danaher Corporation's communications business, which includes Tektronix Communications, enabling it to expand its network performance monitoring and security monitoring capabilities.  This transaction may result in a significant market share for NetScout Systems Inc., making it a stronger competitor, and may as a result have a negative impact on our competitive environment.

Our non-competition agreements with our employees may not be enforceable.  If any of these employees leaves us and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with our key and other employees.  These agreements prohibit those employees, while they work for us and for a specified length of time after they cease to work for us, from directly competing with us or working for our competitors.  Under current  applicable law, we may not be able to enforce these non-competition agreements.  If we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

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

Approximately 15.7% of our revenues in 2014 were generated by distributors.  We are partially dependent upon our distributors for their active marketing and sales efforts for the distribution of our products. Outside of North America, Brazil, Singapore, India and China, many of our distributors are the only entities engaged in the distribution of our products in their respective geographical areas.  Typically, arrangements with our distributors do not prevent such distributors from distributing competing products, or require them to distribute our products in the future and, therefore, our distributors may not give a high priority to marketing and supporting our products. Additionally, our results of operations could be materially adversely affected by changes in the financial situation, business or marketing strategies of our distributors.  Any such changes could occur suddenly and rapidly.

We may lose customers and/or distributors on whom we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors accounted for approximately 13.6% of our sales in 2014, 27.4% of our sales in 2013 and 21.8% of our sales in 2012. In 2014 and 2013, no individual distributor accounted for more than 10% of the total respective consolidated revenues. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all.  Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, will impact our ability to sell our products and result in a loss of revenues.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

Large telecommunications providers have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may impose penalties on us for failure to deliver such features on a timely basis, or failure to meet performance standards. As we seek to sell more products to large service providers, we may be required to agree to these less advantageous terms and conditions, which may decrease our revenues and/or increase the time it takes to convert orders into revenues, and could result in a material adverse effect on our business, financial condition and results of operations.

The complexity and scope of the solutions we provide to larger service providers is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger service providers is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to fully integrate our products into the service provider's network with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the difficulty in collecting payment and recognizing revenues from such project.

We could be subject to claims under our warranties and extended maintenance agreements and product recalls, which could be very expensive and harm our financial condition.

Products as complex as ours sometimes contain undetected errors.  These errors can cause delays in product introductions or require design modifications.  In addition, we are dependent on other suppliers for key components that are incorporated in our products.  Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product returns and, potentially, product liability claims being filed against us. Our warranties permit customers to return defective products for repair. The warranty period is mostly for one year but could be extended either in the initial purchase of our product or after the initial warranty period ends ("extended maintenance agreements"). During the past few years, customer returns have not been substantial, however, there can be no assurance that this recent trend will continue.  Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall, or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business. In addition, under the warranty and extended maintenance agreements we need to meet certain service levels and if we fail to meet them, we may be exposed to penalties.

We incorporate open source technology in our products, which may expose us to liability and have a material impact on our product development and sales.

Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures. These licenses pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

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

Since we shifted in February 2013 to software-based solutions, which are installed on standard, non-proprietary third-party hardware, we are less vulnerable to such delays and shortages. The shift to software-based solutions is discussed in "Item 4—Information on the Company- Business Review".

We depend on a limited number of independent manufacturers, which reduces our ability to control our manufacturing process.

For some of our products, we rely on a limited number of independent manufacturers, some of which are small, privately held companies, to provide certain assembly services to our specifications. We do not have any long-term supply agreements with any third-party manufacturers. If our access to such assembly services is reduced or interrupted, our business, financial condition and results of operations could be materially adversely affected until we are able to establish sufficient assembly services from alternative sources. Alternative manufacturing sources may not be able to meet our future requirements, and existing or alternative sources may not continue to be available to us at favorable prices.

Our proprietary technology is difficult to protect, and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, nondisclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies.  In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and manufacturers' representatives and certain suppliers with access to sensitive information.  However, we have no registered patents and these measures may not be adequate to protect our technology from third-party infringement.  Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our products.

We may expand our business or enhance our technology through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our growth strategy is to selectively pursue partnerships and acquisitions that provide us access to complementary technologies and accelerate our penetration into new markets. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management's time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

In addition, acquisitions could result in, among other things:

•	substantial cash expenditures;
•	potentially dilutive issuances of equity securities;
•	the incurrence of debt and contingent liabilities;
•	a decrease in our profit margins; and
•	amortization of intangibles and potential impairment of goodwill.

If we implement our growth strategy by acquiring other businesses, and this disrupts our operations, our business, financial condition and results of operations could be materially adversely affected.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We received royalty-bearing grants from the Office of the Chief Scientist (the "Chief Scientist") of the Israeli Ministry of Economy (the "MoE"), formerly the Ministry of Industry, Trade and Labor, for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products developed pursuant such programs or deriving therefrom (and related services), our ability to transfer such resulting know-how, especially outside of Israel, is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer, or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable), is required to notify the Chief Scientist of the same and to undertake to the Chief Scientist to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.  For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

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

Additionally, in May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009 and the revenues on which the Company has to pay royalties. During 2011 we reviewed with the Chief Scientist these alleged miscalculations and now await further instructions. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2014. However, there can be no assurance that such royalties were properly paid or accrued for.  A determination that these royalties have not been paid or accrued for could result in the expenditure of significant financial resources.

Yehuda Zisapel and Zohar Zisapel beneficially own, in the aggregate, approximately 37% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 23, 2015, Yehuda Zisapel and Zohar Zisapel (the Chairman of our Board of Directors), who are brothers, may be deemed to beneficially own an aggregate of 3,240,713 ordinary shares, including options and warrants exercisable for 285,537 ordinary shares that are exercisable within 60 days of March 23, 2015, representing approximately 37% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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
For more information, see Item 10.B- Fiduciary Duties of Shareholders.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

While we are headquartered in Israel, approximately 86% of our sales in 2014, 97% of our sales in 2013, and 91% of our sales in 2012 were generated outside of Israel, including in North America, Europe, Asia, South America, and Australia. Our international sales will be limited if we cannot establish and maintain relationships with international distributors, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international service providers and operate adequate after-sales support internationally.

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

•	insufficient measures to ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future;
•	our failure to adhere to laws, regulations, and contractual obligations relating to customer contracts in various countries;
•	our inability to maintain a competitive list of distributors for indirect sales;
•	tariffs and other trade barriers;
•	economic instability in foreign markets;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	currency fluctuations;
•	potential foreign and domestic tax consequences;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	longer accounts receivable payment cycles and possible difficulties in collecting payments, which may increase our operating costs and hurt our financial performance; and
•	failure to meet certification requirements.

Any of these factors could harm our international operations and have a material adverse effect on our business, results of operations, and financial condition. The continuing weakness in foreign economies could have a significant negative effect on our future operating results.

Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies such as the Brazilian Real and the Euro), but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations and inflation.

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Brazilian Real, Euro and other currencies. However, the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between the Brazilian Real, the Euro, and other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today we have not entered into any hedging transactions in order to mitigate these risks. We may also be exposed to this risk to the extent that the rate of inflation in Israel exceeds the rate of potential devaluation of the NIS in relation to the dollar or if the timing of such devaluation lags behind inflation in Israel. In either event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected.

Moreover, as our revenues are currently denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. Also, as an increasing portion of our revenues is now denominated in Brazilian Real, devaluation in this currency may cause financial expenses related to our intercompany short term balances.  In the future additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding having effective internal control procedures may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the "SEC").  The SEC, as directed by Section 404 ("Section 404") of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), adopted rules requiring public companies to include a report of management on the Company's internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the Company's internal control over financial reporting.  In addition, if the public float of our shares were to exceed $75 million, the Company's independent registered public accountants would be required to attest to and report on the effectiveness of the Company's internal control over financial reporting.  Our management may not conclude that our internal controls over financial reporting are effective. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, we may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities and could have a material adverse effect on our business, financial condition and results of operations, investor confidence in our reported financial information and the market price of our ordinary shares.

If we determine that we are not in compliance with Section 404, we may be required to implement new internal controls and procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as third party advisors fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could have a material adverse effect on our business, financial condition, results of operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in "Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of U.S. Holders of Ordinary Shares—Passive Foreign Investment Company Status," if for any taxable year, after taking into account certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are comprised of assets that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the U.S. Internal Revenue Service (the "IRS") and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse United States tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" in respect of our ordinary shares.  For our 2014 taxable year, we believe that we should not be classified as a PFIC.  However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in 2015 or subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

The market price of our ordinary shares has and may continue to fluctuate widely, which has adversely affected and could adversely affect us and our shareholders.

From January 1, 2014 to March 23, 2015, our ordinary shares have traded on the NASDAQ Capital Market ("NASDAQ") as high as $13.23 and as low as $4.65 per share. As of March 23, 2015, the closing price of our ordinary shares on NASDAQ was $10.11 per share.  The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	our results of operations;
•	market conditions or trends in our industry and the global economy as a whole;
•	political, economic and other developments in the State of Israel and worldwide;
•	actual or anticipated variations in our quarterly operating results or those of our competitors;
•	announcements by us or our competitors of technological innovations or new and enhanced products;
•	Announcements by us or our competitors of significant contracts or capital commitments;
•	changes in the market valuations of our competitors;
•	introductions of new products or new pricing policies by us or our competitors;
•	trends in the communications or software industries, including industry consolidation;
•	regulatory changes that impact our pricing of products and services and competition in our markets;
•	acquisitions or strategic alliances by us or others in our industry;
•	changes in estimates of our performance or recommendations by financial analysts;
•	operating results that vary from the expectations of financial analysts and investors;
•	changes in our shareholder base;
•	changes in status of our intellectual property rights;
•	future sales of our ordinary shares;
•	fluctuations in the trading volume of our ordinary shares;
•	additions or departures of key personnel.

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile.  Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance.  Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to such volatility, and we may not be able to raise capital through an offering of securities, which would adversely affect our financial condition and our ability to maintain or expand our operations.

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

Until the fourth quarter of 2014, the trading volume of our shares was low and it may be low in the future, resulting in lower than expected market prices for our shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since the end of 2011, several countries in the region, including Egypt and Syria, have been experiencing civil unrest, political turbulence and violence which are affecting the political stability of those countries. This instability may lead to the deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel, have in the past negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, operating results and financial condition. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area's problems will be achieved or the nature thereof and to what extent the situation will impact Israel's economic development or our operations.

We currently benefit from government programs that may be discontinued or reduced.

We currently receive grants under Government of Israel programs.  As of  December 31, 2014, our contingent liability to the Chief Scientist in respect of research grants received was approximately $38.5 million, however, as noted above, the Chief Scientist has disputed certain calculations.  In order to maintain our eligibility for these programs, we must continue to meet specific conditions and pay royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products outside of Israel or to transfer particular technology.  If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs. These programs may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs.  If the Government of Israel discontinues or curtails these programs, our business, financial condition and results of operations could be materially adversely affected.  For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law, 5759-1999 (the "Israeli Companies Law") generally requires that a merger be approved by a company's board of directors and by a majority of the shares voting on the proposed merger.  Unless a court rules otherwise, a statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner or its general manager), vote against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations.  In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies, and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater or 45% or greater shareholder of the company (unless there is already a 25% or greater or a 45% or greater shareholder of the company, respectively). If, as a result of an acquisition, the acquirer would hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. Shareholders may request an appraisal in connection with a tender offer for a period of six months following the consummation of the tender offer, but the purchaser is entitled to stipulate that any tendering shareholder surrender its appraisal rights.

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

These provisions of Israeli corporate and tax law, and the uncertainties surrounding such law, may have the effect of delaying, preventing or making more difficult a merger with us or an acquisition of us.  This could prevent a change of control over us and depress our ordinary shares' market price which otherwise might rise as a result of such a change of control.

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

Subject to specified time limitations and legal procedures, Israeli courts may enforce a non-appealable U.S. judgment in a civil matter, provided that, among other things:

•
the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the foreign state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the judgment is not contrary to the public policy of Israel, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of Israel;
the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;
•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the foreign court; and
•	the judgment is enforceable according to the laws of Israel and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Traditionally, in an action before an Israeli court to recover an amount in a non-Israeli currency, the Israeli court issues a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus a per annum statutory rate of interest set on a quarterly basis by Israeli regulations. Judgment creditors must bear the risk of unfavorable exchange rates. The trend in recent years has increasingly been for Israeli courts to enforce a foreign judgment in the foreign currency specified in the judgment, in which case there are also applicable rules regarding the payment of interest.

As a foreign private issuer whose shares are listed on the NASDAQ, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. As a foreign private issuer listed on the NASDAQ, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders' meetings. In addition, we may follow home country practice instead of the NASDAQ requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those under Delaware law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders' vote or to appoint or prevent the appointment of a director or executive officer of the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM Equipment, Inc. ("RADCOM Equipment"), a New Jersey corporation, which serves as our agent for sales and service of our products in North America. RADCOM Equipment is located at 6 Forest Avenue, Paramus, New Jersey 07652, and its telephone number is (201) 518-0033.  In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd. ("RADCOM Investments"), an Israeli company, located at our office in Tel Aviv, Israel; its telephone number is the same as ours (972-3-645-5055).  In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao E Exportacao Ltda. ("RADCOM Brazil"), a Brazilian company. RADCOM Brazil is located at 46 Rua Calcada Antares, Alphaville, Santana de Parnaiba, Sao Paulo,  and its telephone number is 55(11) 41537430.  In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited, ("RADCOM India"), an Indian company, located at Level 4, Rectangle 1, Commercial Complex D-4, Saket, New Delhi – 110017, and its telephone number is 91-11-4051-4079.

                In the years ended December 31, 2014, 2013 and 2012, our capital expenditures were $65,000, $88,000, and $66,000, respectively, and were spent primarily on computers. We have no current significant commitments for capital expenditures.

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

CODEC
CODer/DECoder. Converts and compresses voice signals from their analog form to digital signals acceptable to modern digital PBXs (private branch exchanges) and digital transmission systems. It then converts and decompresses those digital signals back to analog signals so that they can be heard and understood.

CEM GSM
Customer Experience Management.  A solution to support the strategy that focuses the operations and processes of a business around the needs of the individual customer.

Global System for Mobile Communications. A digital wireless technology that is widely deployed in Europe and, increasingly, in other parts of the world.

GPRS	General Packet Radio Service. A packet-based digital intermediate speed wireless technology based on GSM (2.5 generation).

IMS	IP Multimedia Subsystem. An internationally recognized standard defining a generic architecture for offering Voice over IP and multimedia services to multiple-access technologies.
LTE

Long Term Evolution. LTE is a set of enhancements to the Universal Mobile Telecommunications System (UMTS) which was introduced in 3rd Generation Partnership Project (3GPP) Release 8.  Much of 3GPP Release 8 focuses on adopting 4G mobile communications technology, including an all-IP flat networking architecture.

NFV
Network Function Virtualization. NFV is an alternative design approach for building complex information technology (IT) applications, particularly in the telecommunications and service provider industries, that virtualizes entire classes of function into building blocks that may be connected, or chained together to create services.  NFV offers a new way to design, deploy and manage networking services. It decouples the network functions, such as network address translation (NAT), firewalling, intrusion detection, domain name service (DNS), caching, etc., from proprietary hardware appliances, so they can run in software. It is designed to consolidate and deliver the networking components needed to support a fully virtualized infrastructure – including virtual servers, storage and even other networks.  It utilizes standard IT virtualization technologies that run on high-volume service, switch and storage hardware to virtualize network functions. It is applicable to any data plane processing or control plane function in both wired and wireless network infrastructures.

NGN	Next Generation Network. General term for packet-based networks, whether wireline (Voice Over IP, Video Over IP, etc.) or 3G networks.
OSS

Operational Support System. A suite of programs that enables the enterprise to monitor, analyze and manage a network system. Used in general to mean a system that supports an organization's network operations.

Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.
Session
A lasting connection between a user (or a user agent) and a peer, typically a server, usually involving the exchange of many packets between the user's computer and the server. A session is typically implemented as a layer in a network protocol.

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

VoIP	Voice Over IP. A telephone service that uses the Internet as a global telephone network.
VoLTE	Voice over Long Term Evolution. VoLTE is GSM's adoption of the "One Voice" initiative, which describes standard configurations for carrying (packet) voice over LTE. VoLTE eliminates the need for 2G/3G voice, the whole problem of multiple networks, certain extra components and costs of devices by carrying the voice over the LTE channel using adaptive multi rate (AMR) coding. Using IP Multimedia Subsystems (IM)S specifications developed by 3GPP as its basis, GSM has expanded upon the original scope of One Voice work to address the entire end-to-end voice and short message service (SMS) ecosystem by also focussing on roaming and interconnect interfaces, in addition the interface between customer and network.

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

                We believe that we can be differentiated from our competitors in three main areas: (1) the advanced technology that underlies our solutions, especially the multi-technology correlation capabilities of our MaveriQ software based solution and our MaveriQ probe, each described below; (2) our proven ability to be flexible and responsive in an environment of rapidly changing technology and customer requirements, evolving industry standards and frequent new product introductions; and (3) our determination to become an industry leader for next generation technologies.

During 2014, we continued a trend for the fifth straight year of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating business relations with more Tier-I and Tier-II operators.

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

The market for our products consists primarily of Telecommunications Service Providers (fixed and mobile), which are organizations responsible for providing telecommunications services. Our products are used by this group of end-users for three main categories: engineering and operations; marketing; and management and customer support.

 Our Strategy

Our objective is to continue expanding our sales by offering tailored solutions to service providers in targeted geographical regions, by continuing to pursue our goal of establishing RADCOM as an industry leader, and by extending our partnering and channeling activities. Key elements of our strategy include:

•
In emerging regions, targeting mainly UMTS, LTE and VoIP operators.  In many regions of Latin America, Eastern Europe, Africa and Asia, service providers continue to roll out and expand UMTS, LTE and VoIP networks.  We believe this represents a significant opportunity for RADCOM. In 2014, approximately 68% of our sales were derived from these regions, compared to approximately 75%  in 2013, and we expect these regions to continue to make significant contributions to our revenues in the future.

•
In developed regions, targeting service providers migrating to LTE and VoLTE,. In Europe and North America, we have begun to benefit from the migration of top-tier service providers to VoLTE and LTE activities and deployments, despite the fact that this market has been developing more slowly than initially expected. We are seeing the growing deployment of hybrid IMS/NGN networks, whose greater complexity dictates a need for more sophisticated monitoring solutions. We believe that our ability to secure initial customers with deployments of our solution in live LTE and VoLTE operational networks positions us to benefit from this trend in the future.

•
Investment in the RADCOM brand "Radically Better" approach and technological excellence of our solutions. In September 2012, we initiated a re-branding process both internally and towards third parties, including our customers and suppliers. The brand is known as the "Radically Better" brand. The philosophy behind this new brand is that the Company aims to be the best company for its subscribers, customers, distributors, employees and investors in the service assurance market segment. The brand also encompasses the view that RADCOM's uniqueness is in delivering superior service assurance products to the market, and supporting them with the finest deployment and service execution. The brand's marketing message is one of promising to be significantly better in the Company's values: radically better products, radically better service, radically better people, and radically better performance]. RADCOM's products have always been differentiated by their advanced technology and their ability to offer comprehensive solutions in response to the industry's most difficult problems. We intend to continue a high level of investment to maintain our technological edge in a dynamic environment. This includes hiring skilled personnel and investing significant resources in training, retention and motivation of high quality personnel. Training programs cover areas such as technology, applications, development methodology and programming standards.

•
Shifting into a software-based solution. In February 2014, we officially launched MaveriQ, our software-based solution, which replaces our Omni-Q solution.  Communications service providers have started deploying virtualized solutions (software-based solutions installed on standard, non-proprietary 3rd party hardware) for some of their network functionality. This is known as Network Functions Virtualization (NFV). Service providers constantly need to upgrade their hardware in an effort to keep up with the increasing demand for network capacity and to rapidly deploy new network technology. The current trend for virtualized solutions derives both from the need to improve deployment efficiency, reduce the amount of proprietary hardware installed in the network (which requires support) and reduce operating expenses. We recognised that communications service providers will need a service assurance solution that will support NFV, both as a virtualized option or as a probe appliance that can be gradually transitioned to the virtual option. MaveriQ is a probe-based software solution and provides communications service providers with a service assurance that supports terabit capacity for 4G LTE, VoLTE and LTE-Advanced networks. As a software-based solution, it is designed for rapid deployment in a virtualized environment, giving operators a new agility that reduces OPEX and CAPEX – even as it increases service availability.

Products and Solutions

We categorize our products into two primary lines:  (i) the MaveriQ Service Assurance and CEM solution and (ii) the Performer Family Network Analyzers.

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

MaveriQ is a monitoring solution for multiple services such as voice, video and data, employing a comprehensive array of service and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, the MaveriQ offers the service provider full end-to-end visibility of the network across technologies. The MaveriQ solution displays performance and quality measurements from both the signaling and the user planes, based on a broad range of active and non-intrusive hardware and software probes.

Our unique service assurance solution presents a seamless integration between traditional network monitoring and troubleshooting solutions, and an advanced set of service assurance monitoring applications. This set of powerful and intuitive applications added to our proven MaveriQ service assurance solution provides solutions for every aspect of the network. This scalable solution for service assurance supports a wide range of applications: network troubleshooting, network quality monitoring, service quality monitoring, customer experience management, customer quality of service monitoring, and customer service level agreements monitoring.

The MaveriQ system consists of a powerful and user-friendly central management module and a broad range of intrusive and non-intrusive probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, LTE, IMS data and others. Signaling and media attributes and quality measurement enhanced detail records ("eDRs") collected from the probes in the QManager (the central site-management software) are stored in the solution's embedded database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators ("KPIs") and key quality indicators ("KQIs").

The MaveriQ solution consists of a powerful and user-friendly central management server and a broad range of intrusive and non-intrusive probes, covering various networks and services, including IMS, VoIP, UMTS, LTE, and data. These probes are based on our MaveriQ probe, enabling the MaveriQ to deliver full visibility at the session and application level (and not only at the single packet or message level), with full 7-layer analysis.

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
•
proactive management of call quality on existing and next-generation service providers' production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

In general, telecommunications service providers (wireless and wireline) use MaveriQ for the following tasks:

Service Assurance:

•
Troubleshooting – the MaveriQ enables service providers to "drill down" to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

•
Performance monitoring – service providers use MaveriQ to analyze the behavior of network components and customer network usage to understand trends and performance level and optimization, with the goal of identifying faults before they compromise the end-user experience

•	Fault detection – service providers use MaveriQ's automatic fault detection and service KPIs to alert them to network problems as they arise.
•	Pre-Mediation – MaveriQ generates CDRs needed to feed third-party OSSs or other solutions.

Roaming and Interconnect Analysis:

The MaveriQ can be used by service providers to monitor their roaming and interconnect traffic. By identifying problematic links, service providers are able to avoid revenue loss, to detect problems with specific roaming partners, and to manage interconnection KPIs.

Customer Experience Management:

Customer Experience Management (CEM) provides an insight into the customer experience for mobile broadband and smartphones. Revenue-generating services require a well-managed network and mature service-delivery processes. Customers have high expectations of their communications services. Service providers need to know what customers are experiencing, even before the customers do, in order to retain their subscribers and maintain their profitability.

MaveriQ provides the visibility and invaluable data that the service provider needs in order to manage both network and service performance and to ensure quality of service for subscribers. MaveriQ monitors a wide range of measurement sessions that are meaningful to the end user, to provide this CEM. By analyzing these measurements in real time and applying business intelligence, MaveriQ provides realistic insight not only into the end user quality of experience but also into the corresponding quality of the service provider's TCP/IP network.

The CEM solution includes:

•
Customer Care Application, or QiCare, which helps service providers to reduce churn by monitoring and maintaining a high level of satisfaction for the individual subscriber, groups of subscribers, and the entire subscriber base. QiCare enables service providers to view subscriber reports for individual subscribers and helps them to understand the subscriber's behavior and the quality of the different services being used online.

•
(QVIP) – Reports SLA for defined subscriber groups. In today's saturated telecom market, subscribers often abandon their service provider due to frustration over quality of service, with customer churn contributing to significant loss of revenue.  RADCOM's QVIP application helps service providers to monitor and maintain a high level of satisfaction for the individual subscriber, a group of subscribers and an entire network.

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

The Network Consultant is an advanced cellular network analysis application that enables mobile operators to quickly verify subscriber connectivity and proactively monitor end-to-end network performance.  It gathers and processes data from multiple server links from the Radio Access Network, Core signaling, and Core IP.  It enables full drill-down analysis capabilities of the call session, voice calls, and video calls. Using the Network Consultant, customers can zoom in and view the signaling and procedures on each interface separately, whether from an online or offline vantage point. Both RANalysis and eDiamond are different tools within the Cellular Performer applications family, each being deployed for different purposes.

The eDiamond is a LTE and VoLTE smart analyzer providing a troubleshooting solution for LTE.  Our eDiamond is a tool to use for LTE and VoLTE integration, beginning from a protocol analyzer for an entry level LTE and VoLTE lab and up until troubleshooting LTE and VoLTE network deployments. Our eDiamond LTE and VoLTE smart analyzer provides an end-to-end view of network performance and correlates information detected in the different interfaces in one display, as well as drilling down to root cause analysis. Its wide range of features provides both online and offline working modes, end-to-end access, core interfaces troubleshooting and service level overviews.

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

The following table shows the breakdown of our consolidated sales for the fiscal years 2014, 2013 and 2012 by product line:

	Year ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)

The Omni-Q family (including the MaveriQ)	$23,023	$19,976	$15,205
The Performer family and others	$613	$506	$581
Total	$23,636	$20,482	$15,786

Sales and Marketing Organization

We sell to customers throughout the world mainly via direct channels but also via indirect channels.

Direct channels: Most of our sales are made through a direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. During 2014, this direct channel was used mainly in Europe, North and South America and Asia.

In North America we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which primarily sells our products to end-users directly.

In Brazil we operate through a wholly-owned Brazilian subsidiary, RADCOM Brazil, which primarily sells our products to end-users in the Brazilian market directly. Our products may also be sold to the end-users directly by RADCOM LTD or through independent representatives in a manner similar to the one deployed in North America.  RADCOM Brazil's employees engage primarily in the sales, marketing and customer support activities of our customers in Brazil.

In 2012, we established a wholly-owned Indian subsidiary, RADCOM India, which primarily provides marketing services and customer support in the Indian market. Our products are sold to the end-users directly by RADCOM LTD.  RADCOM India's employees engage primarily in marketing activities and customer support of our customers in India.

We have regional sales support offices in China and Singapore. These offices support our distributors and direct sales in these regions. We continue to search for new distributors to penetrate new geographical markets and to better serve our target markets.

Indirect channels: In several markets we sell our products through a network of independent distributors who market data communications-related hardware and software products. We currently have independent distributors, some of whom have exclusive rights to sell our products in their respective geographical areas.

Our distributors serve as an integral part of our marketing and service network around the world. They are in charge of selling, deploying and servicing the system. In addition they offer technical support in the end-user's native language, attend to customer needs during local business hours, organize user programs and seminars and, in some cases, translate our manuals and product and marketing literature into the local language.  We have a substantially standard contract with our distributors.  Based on this agreement, sales to distributors are generally final, and distributors have no right of return or price protection. The distributors do not need to disclose to us their customers' names, prices or date of order.  To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale. Usually, we are not a party to the agreements between distributors and their customers. Distributors may hold products for a demo or as repair parts in order to keep their service agreement with a customer. According to our agreement with the distributors, a distributor generally should buy at least one demo unit in order to present the equipment to its customers. This is a final sale, and there are no rights of return. The distributor cannot sell this demo equipment to the end-user; the license is only for the distributor. We do not consider this a benefit to the distributors, since we sell only the demo systems with a special software discount.

Geographic Markets: The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2014	2013	2012	2014	2013	2012
Europe	3.2	4.0	3.0	13.5	19.7	19.0
North America	1.9	1.7	3.9	8.1	8.2	24.7
Asia (Excluding Philippines)	0.8	0.4	1.5	3.6	2.0	9.5
Philippines	3.5	3.2	1.3	15.0	15.6	8.2
South America (Excluding Brazil)	4.2	4.6	2.8	17.9	22.4	17.7
Brazil	6.5	5.5	1.9	27.3	26.7	12.0
Others	3.5	1.1	1.4	14.6	5.4	8.9
Total revenues	23.6	20.5	15.8	100%	100%	100%

Competition

The markets for our products are very competitive and we expect that competition will increase in the future, both with respect to products that we are currently offering and products that we are developing. Our principal competitors include JDSU, NetScout (which bought Danaher Corporation's communication business, which includes Tektronix Communications, in a deal which as specified below, is expected to close in 2015), Tekelec (which has been acquired by Oracle), IP Tego (which has also been acquired by Oracle), Astelia, Anritsu, Commprove, Netscout, Osix, Exfo, Empirix and The Now Factory (which has been acquired by IBM). In addition to these competitors, we expect substantial competition from established and emerging communications, network management and test equipment companies. Many of these competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.  For more information, see Item 3.D - Risks Related to Our Business and Our Industry

In October 2014, NetScout Systems Inc. announced that it agreed to buy Danaher Corporation's communications business, which includes Tektronix Communications. Each of NetScout and Tektronix have a significant share in the markets for our products, and the competitive landscape pursuant to this purchase where two significant players have combined into one player, may change significantly. We believe that this may also open new opportunities for us, mainly due to potential new prospects with their install base.

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

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and we have established a strategic goal of establishing RADCOM as an industry leader in customer satisfaction.  Investments that we are making to achieve this goal include:

•
Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors, and OEM partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We provide all customers with a free one-year warranty, which includes bug-fixing solutions and a hardware warranty on our products.  After the initial warranty period, we offer extended warranties which can be purchased for one, two, or three-year periods. Generally the cost of the extended warranty is based on a percentage of the overall cost of the product, as an annual maintenance fee.

•
Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our products and guide our R&D roadmap.

•
Regional technical support: As the sale of a system and solutions requires a high level of technical skill, we decided to enhance our support with local experts located in our regional offices. For example, in our Brazil office we established a local support team responsible for first level engagements with customers, which is advantageous in terms of the time zone, culture and language.

•
Support of our representatives and distributors: We provide a high level of pre- and post-sale technical support to our distributors and representatives in the field. We use a broad range of channels to deliver this support, including help desks, websites, newsletters, technical briefs, E-Learning systems, technical seminars, and others.

Seasonality of Our Business

In addition to general market and economic conditions, such as overall industry consolidation, the pace of adoption of new technologies, and the general state of the economy, our orders are affected by our customers' capital spending plans and patterns. Our orders, and to a lesser degree revenues, are typically highest in our fourth fiscal quarter when our customers have historically increased their spending to fully utilize their annual capital budgets. Consequently, our first quarter orders are usually lower compared to the last quarter of the previous year, and often are the lowest of the year.

Manufacturing and Suppliers

Our manufacturing facilities, which are located in Tel Aviv, Israel, consist primarily of final assembly, testing and quality control.  Electronic components and subassemblies are prepared by subcontractors according to our designs and specifications; however, for our service assurance solution with our software based solution, the MaveriQ, we install our software-based solutions on standard, non-proprietary third-party hardware.  Certain components used in our products are presently available from, or supplied by, only one source and others are only available from limited sources.  In addition, some of the software packages that we include in our product line are being developed by unaffiliated subcontractors. The prices of the supplies we purchase from our vendors are relatively steady and not volatile. The manufacturing processes and procedures are generally ISO 9001:  2000 and ISO 14000 certified.

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

Our gross research and development costs were approximately $5.8 million in 2014, $5.6 million in 2013 and $6.1 million in 2012, representing 24.6%, 27.4% and 38.7% of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $1.7 million in 2014, $1.5 million in 2013 and $1.6 million in 2012. For more information on the Chief Scientist, see "Israeli Office of the Chief Scientist" below. We expect to continue to invest significant resources in research and development.

As of December 31, 2014, our research and development staff consisted of 46 employees, a decrease of 3 employees compared to December 31, 2013.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Economy, formerly the Ministry of Industry, Trade and Labor (the "Chief Scientist" or "OCS"). Grants received under such programs are repaid through a mandatory royalty based on revenues from products developed pursuant to such programs or deriving therefrom (and related services).  This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist's programs, with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984  and the regulations promulgated thereunder (the "R&D Law").  Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. As of December 31, 2014, our royalty rate was 3.5%.  Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest.

The R&D Law provides that know-how developed under an approved research and development program and/or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist's prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist a penalty of up to 600% of the total amount of the grants in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) if the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities; or  (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient, in which case the penalty set forth in (a) may be reduced.  The R&D Law generally requires that the product developed under an OCS-funded program be manufactured in Israel.  Upon notification to the OCS and provided that the OCS did not object within 30 days,  a portion of up to 10% of the manufacturing volume may be performed outside of Israel.  Upon the OCS approval, a greater portion of the manufacturing volume may be performed abroad. Any such approval will be conditioned upon acceleration of the rate of royalties and an increase in the total amount to be repaid to the OCS of up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed abroad.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The R&D Law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient, and requires the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the Chief Scientist may require additional information or representations in respect of certain of such events.  For this purpose, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law. In case the new shareholder is an Israeli entity, there is no need to sign an undertaking, only a notification is required. Furthermore, the R&D Law imposes reporting requirements in the event that proceedings commence against the grant recipient, including under certain applicable liquidation, receivership or debtor's relief law or in the event that special officers, such as a receiver or liquidator, are appointed to the grant recipient.

In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2014 our contingent liability to the Chief Scientist in respect of grants received  including accumulated interest and accumulated royalties paid was approximately $38.5 million.

In May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009. See "Item 3.D. Risk Factors – Risks related to our Business and Our Industry" - because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions as detailed above.

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation") funding for the research and development of products.  We are obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2014, our contingent liability to the BIRD Foundation for funding received was approximately $355,000.  We have not received grants from the BIRD Foundation since 1995.  Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation, and we have therefore not been required to pay royalties since such time.

Indian Subsidiary Funding

In April 2012, the MoE approved our application for funding to help set up our Indian subsidiary as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India.  The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India, based on the approved budget for the plan for a period of 3 years. As of December 31, 2014, the total aggregate funds received from the Mo Ewer approximately $314,000.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own registered trademarks for the names Omni-Q® and GearSet®.  In addition, we sometimes enter most of the times into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and manufacturer's representatives and with certain suppliers with access to sensitive information.  However, we have no registered patents or trademarks (except for those listed above).

Employees

As of December 31, 2014, we have 81 employees located in Israel, 5 employees of RADCOM Equipment located in the United States, 10 employees of RADCOM Brazil located in Brazil, 9 employees of RADCOM India located in India and 11 employees in total located in Spain, Singapore, China, Russia, Uruguay and Paraguay, collectively. Of the 81 employees located in Israel, 46 were employed in research and development, 5 in operations (including manufacturing and production), 20 in sales and marketing and customer support, and 10 in administration and management. Of the 5 employees located in the United States, 4 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 10 employees located in the Brazil, 9 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 9 employees located in India, 8 were employed in sales, marketing and customer support and 1 was employed in administration. Of the 11 employees located in Spain, Singapore, China, Russia, Uruguay and Paraguay, 10 were employed in sales, marketing and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2014, all of our 116 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

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

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our permanent employees to an individual insurance policy known as "Managers' Insurance" or a pension fund.  The contribution rates towards such Managers' Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee's base salary, and we contribute between 13.3% and 15.8% of the employee's base salary.

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

We also provide our permanent employees of RADCOM with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary and we contribute an amount equal to 7.5% of the employee's base salary (generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 14.45% of the employee's base salary.   Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount equal to up to 20% of the employee's base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and life insurance fund.

C. ORGANIZATIONAL STRUCTURE

In January 1993, we established our wholly-owned subsidiary in the United States, RADCOM Equipment, which conducts the sales, marketing, and customer support of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments, for the purpose of making various investments, including the purchase of securities.   In 2010, we established RADCOM Brazil, our wholly-owned subsidiary in Brazil, which conducts the sales, marketing and customer support of our products in Brazil. In 2012, we established RADCOM India, our wholly-owned subsidiary in India, which conducts the sales, marketing and customer support of our products in India. The following is a list of our subsidiaries, each of which is wholly-owned:

Name of Subsidiary	Jurisdiction of Incorporation
RADCOM Equipment	New Jersey
RADCOM Investments	Israel
RADCOM Brazil	Brazil
RADCOM India	India

Messrs. Yehuda Zisapel, Zohar Zisapel and Nava Zisapel are the founders and/or principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or any of Messrs. Yehuda Zisapel and Zohar Zisapel and Ms. Nava Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and the other companies, are known as the "RAD-BYNET Group".  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"), Radware Ltd., Ceragon Networks Ltd., Silicom Ltd., BYNET Data Communications Ltd.("BYNET"), Radwin Ltd., BYNET SEMECH (Outsourcing) Ltd., BYNET SYSTEMS APPLICATIONS Ltd.., BYNET ELECTRONICS Ltd., RAD-Bynet Properties and Services (1981) Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., Packetlight Networks Ltd., Neurim Pharmaceuticals (1991) Ltd., RADIFLOW Ltd., AB-NET Communication Ltd, RADBIT Computers Inc, SecuritiDAM Ltd. BINAT Business Ltd., RADHEAR, Amdocs Ltd., Argus Cyber Security Ltd., Satixfy Ltd., and several other holdings, real estate and biotech companies.

 For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

D. PROPERTY, PLANTS AND EQUIPMENT

We currently lease an aggregate of approximately 17,728 square feet of office space in Tel Aviv, Israel, which includes approximately 16,878 square feet leased from affiliates of our principal shareholders. This space includes our manufacturing facilities, which consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2014, the aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $515,000, of which approximately $382,000 was paid to affiliates of our principal shareholders. In 2014, we subleased approximately 646 square feet of our Tel Aviv premises, to unrelated parties, and our aggregate annual lease payments for such premises were approximately $12,000.  We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 2,850 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholders, and subleased approximately 1,260 square feet of such space to a related party. In 2014, our aggregate annual lease payments for such premises were approximately $60,000, and we received approximately $25,000 from the related party for the sub-lease.

We also lease an aggregate of approximately 1600 square feet of office space in Brazil, 400 square feet in India, 400 square feet in Singapore, and 100 square feet in China. The aggregate annual lease payments for those premises were approximately $59,000, $41,000, $12,000 and $3,000 respectively.

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

Overview

We provide innovative service assurance and customer experience solutions for leading telecom operators and communications services providers. We specialize in solutions for next-generation mobile and fixed networks including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband . Our comprehensive, carrier-strength solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and enable management of customer care. Our products facilitate fault management, network service performance analysis, troubleshooting and pre-mediation with an OSS/BSS.

General

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

We commenced operations in 1991. Since then, we have focused on developing and enhancing our products, building our worldwide direct and indirect distribution network and establishing and expanding our sales, marketing, and customer support infrastructures.

Most of our revenues are generated in U.S. dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. Accordingly, we consider the U.S. dollar to be our functional currency and our consolidated financial statements are prepared in dollars.

Our business improved from the middle of 2009 until the end of 2011, following the recovery after the severe impact of the global economic slowdown. During the last three years, telecommunications operators experienced a reduction in their revenues from subscribers and lower profitability, which affected the spending budget of telecommunications carriers. This mainly affected our sales in 2012; however, we were able to make a recovery in 2013, and in 2014 we were able to improve and grow our business into a profitable one.

As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G and LTE cellular, Voice over IP and Triple Play networks.  Since 2010, we have focused our sales efforts on targeted emerging markets, in which operators are rolling out 3G and LTE cellular and Voice over IP networks, and on developed markets currently introducing Triple Play services based on the IMS platform and mobile broadband services. These market segments continued to grow in 2011, after the global economic slowdown, but experienced a slowdown in 2012 and 2013, which slowed down the capital spending of our customers. We observed an improvement in the telecommunications market during the second half of 2013 and over 2014 and are expecting the market to continue to grow in 2015 and beyond, helping us to continue to improve our business.

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

In February 2014, we officially launched and started selling our new MaveriQ solution, a software-based solution.  The MaveriQ solution replaced our OmniQ solution, a hardware-based solution, and our transition from a hardware-based solution to a software-based solution has contributed to our 2014 results.

Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of extended warranty services. Product revenues consist of gross sales of products, less discounts and refunds, when applicable.

Cost of sales.  Cost of sales consists primarily of our manufacturing costs, deployment costs, warranty expenses, packaging, import taxes, allocation of overhead expenses, recurring and non-recurring write-off of inventory and others, impairment of indirect taxes, subcontractors’ expenses, shipping and handling costs, license fees paid to third parties and royalties to the Chief Scientist. As part of our plan to reduce product cost and improve manufacturing flexibility, we shifted several years ago to a subcontracting model for the manufacturing of our products, and recently, with the replacement of our OmniQ service assurance solution with our software based solution, the MaveriQ, we have shifted into a new model whereby we install our software-based solutions on standard, non-proprietary third-party hardware.  In our subcontracting model, which was in use prior to the replacement of our OmniQ service assurance solution with our software based solution, the MaveriQ, and which is still being utilized for our previous OmniQ and R70 solutions, the functions we perform were the planning and integration of other companies' components into our products, while our subcontractors purchase most of the component parts, assemble the product and test it. These functions can be divided as follows:

RADCOM	Subcontractor
Planning	Purchasing component parts
Integration	Assembly
Testing

Under the older model we provide certain of our subcontractors a non-binding rolling forecast every quarter for the coming year, and submit binding purchase orders quarterly for material needed in the next quarter.  Purchase orders are generally filled within three months of placing the order.  We are charged by the unit, which ensures that unnecessary charges for reimbursements are minimal.  We are not required to reimburse subcontractors for losses that are incurred in providing services to us, and there are no minimum purchase requirements in our subcontracting arrangements.  If we change components in our products, however, and the subcontractor already bought components based on a purchase order, we would reimburse the subcontractor for any expenses incurred relating to the subcontractor's disposal of such components.  The subcontracting arrangements are generally governed by one-year contracts that are automatically renewable and that can be terminated by either party upon ninety days' written notice.

Under our current model for manufacturing the MaveriQ, we purchase standard, non-proprietary third-party hardware, and install on it our software-based solution. The cost of sales is expected to improve since the capacity covered by each of our new probe is higher than before, so we need fewer probes to monitor the same amount of data. We are also benefitting from the developments made by the standard hardware manufacturers, without the need to do our own developments. The solution is also more robust and easier to maintain on a worldwide basis.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the number of people that we have in operations, deployment and in customer support, the bargaining power of larger clients, and product mix and integration of other companies' solutions into our own. Most of our products consist of a combination of hardware and software.  Following an initial purchase of a product, a customer can add additional functions by purchasing software packages.  These packages may add functions to the product such as providing additional testing data or adding the ability to test equipment based on different transmission technologies.  Since there is no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher. Our strategy is to continue to increase our percentage of direct sales, such as in Brazil and India, as mentioned in "Item 4.B— Business Overview — Sales and Marketing Organization ".

Research and Development expenses, net.  Research and development expenses, net consist primarily of salaries and related expenses and, to a lesser extent, payments to subcontractors and for raw materials and overhead expenses.  We use raw materials to build prototypes of our products.  These prototypes have no value since they cannot be sold or otherwise capitalized as inventory.  The allocation of overhead expenses consists of a variety of costs, including rent and office expenses (including telecommunications expenses). The methodology for allocating these expenses depends on the nature of the expense.  Costs of rent and associated costs are based on the square meters used by the R&D department while the other expenses are allocated based on headcount.  There has been no change in methodology from year to year.  The R&D expenses have been partially offset by royalty-bearing grants from the Chief Scientist.

Sales and Marketing expenses, net.  Sales and marketing expenses, net consist primarily of salaries and related expenses, commissions to representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, non-recurring write-off and overhead expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses and related personnel expenses for executives, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Expenses, Net.  Financial expenses, net, in 2014, consist primarily of interest earned on bank deposits, bank charges, , and gains and losses from the exchange rate differences, including of monetary balance sheet items denominated in non-U.S. dollar currencies.  Financial expenses, net, in 2013, consisted primarily of interest earned on bank deposits, bank charges, interest paid on bank loans and a short-term credit line, and gains and losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies.

Summary of Our Financial Performance for the Fiscal Year Ended 2014 Compared to the Fiscal Year Ended 2013

For the year ended December 31, 2014, our revenues were $23.6 million, compared with $20.5 million in 2013, reflecting an increase of 15.4%. This increase reflects the Company's strong execution of its backlog and continued momentum in the emerging markets of Latin America and Asia.  On an operating basis, the Company provided $3.4 million in cash on operating activities during 2014, compared to the use of $2.1 million during 2013.  The Company's net income for the year ended December 31, 2014 was $726,000, compared with a net loss of $1.4 million for 2013. In 2014 the Company increased revenues by 15.4% compared to 2013, and increased its cost of revenues by 10%.   The Company maintained the same level of operating expenses, compared to 2013, and as a result we were profitable in 2014, in comparison to our 2013 loss.

As of December 31, 2014, our cash and cash equivalents totaled $6.8 million, compared with $1.2 million as of December 31, 2013.  The improvement in our cash and cash equivalents in 2014 is mainly as a result of our increased revenue and improved collection cycle.

During 2014 we continued a trend of an increase in the relative portion of medium-to-large sized deals, reflecting our success in creating repeat sales and improving our business relations with Tier-I and Tier-II operators. Our cost of revenues increased relatively less than our revenues, which resulted in an increase of our gross margin to 63% in 2014 (which was affected by approximately 8% due to non-recurring write-offs, which occurred in the fourth quarter of 2014) compared with 61% in 2013.

Reportable Segments

Management receives sales information by product groups and by geographical regions. Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e. they are not allocated to product groups or geographical regions). Because a measure of operating profit or loss by product groups or geographical regions is not presented to management due to shared resources, we have concluded that we operate in one reportable segment.

A. OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2014	2013	2012
Sales	100%	100%	100%
Cost of sales	36.8	38.5	39.2
Gross profit	63.2	61.5	60.8
Operating expenses:
Research and development	24.6	27.4	38.7
Less royalty-bearing participation	7.1	7.5	9.9
Research and development, net	17.5	19.9	28.8
Sales and marketing ,net	30.9	37.1	53.9
General and administrative	9.6	10.0	13.3
Total operating expenses	58.0	67.0	96.0
Operating income (loss)	5.2	(5.5)	(35.2)
Financial expenses, net	(1.4)	(1.4)	(2.0)
Income (loss) before taxes on income	3.8	(6.9)	(37.2)
Taxes on income	(0.8)	-	(0.7)
Net income (loss)	3.0	(6.9)	(37.9)

Financial Data for Year Ended December 31, 2014 compared with Year Ended December 31, 2013

Revenues
	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2014 vs. 2013	2013 vs. 2012
	2014	2013	2012
The Omni-Q family (including the MaveriQ)	23.0	20.0	15.2	15	32
The Performer family and others	0.6	0.5	0.6	20	(17)
Total revenues	23.6	20.5	15.8	15	30

Revenues.  In 2014, our revenues increased by 15.4% compared to 2013, reflecting strong execution of our backlog and continued momentum in the emerging markets of Latin America and Asia.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, RADCOM Brazil, our wholly-owned subsidiary in Brazil, RADCOM India, our wholly-owned subsidiary in India, as well as independent representatives, and more than 20 independent distributors in over 20 other countries. During 2014 our sales in South America, mainly in Brazil, increased as a result of large sized deals, and alsofrom new medium size deals with shorter execution cycle that we recognized during 2014. In addition, we didn’t experience a material increase in sales in North America mainly as a result of our strategy to focus on the emerging markets. The table below shows the sales breakdown by territory:

	Year Ended December 31, (in millions of U.S. dollars)			Year Ended December 31, (as percentages)
	2014	2013	2012	2014	2013	2012
Europe	3.2	4.0	3.0	13.5	19.7	19.0
North America	1.9	1.7	3.9	8.1	8.2	24.7
Asia (Excluding Philippines)	0.8	0.4	1.5	3.6	2.0	9.5
Philippines	3.5	3.2	1.3	15.0	15.6	8.2
South America (Excluding Brazil)	4.2	4.6	2.8	17.9	22.4	17.7
Brazil	6.5	5.5	1.9	27.3	26.7	12.0
Other	3.5	1.1	1.4	14.6	5.4	8.9
Total revenues	23.6	20.5	15.8	100%	100%	100.0

In 2014, the Company had three customers, in Brazil, Philippines and Israel that amounted to $5.2 million, $3.5 million and $2.8 million respectively, of the total consolidated revenues. During 2013, the Company had two customers, in Philippines and Brazil that accounted for $3.2 million and $2.2 million respectively, of the total consolidated revenues.

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2014	2013	2012
Cost of sales - Product	8.4	7.5	5.8
Cost of sales - Services	0.3	0.4	0.4
Total Cost of sales	8.7	7.9	6.2
Gross profit	14.9	12.6	9.6

Cost of sales.  During 2014, our gross profit as a percentage of revenues, calculated to include variable costs, which include hardware production, packaging, royalties to the Chief Scientist, license fees paid to third parties, and import taxes, was 63% compared to 61% in 2013.

Our cost of sales consisted of fixed costs, which include employees' salaries and related costs and overhead expenses, of approximately $2.1 million for 2014 and $2.2 for 2013.   Our cost of sales included an expense of $12,000 for share-based compensation in 2014 and $7,000 for share-based compensation in 2013.

Our gross profit in 2014 and 2013 was 63% and 61% respectively. The gross profit as a percentage of revenues in 2014 was at a similar level as in 2013 despite the substantial increase in our revenues, as a result of a non- recurring write off of approximately $1.6M, due to an old project cancellation in year 2014 (an effect of about 7%).

Operating Costs and Expenses

The following table provides the operating costs and expenses of the Company in 2014, 2013 and 2012, as well as the percentage change of such expenses in 2014 compared to 2013 and in 2013 compared to 2012:

	Year ended December 31, (in millions of U.S. dollars)			% Change 2014 vs. 2013	% Change 2013 vs. 2012
	2014	2013	2012
Research and development	5.8	5.6	6.1	3.6	(8.2)
Less royalty-bearing participation	1.7	1.5	1.6	13.3	(6.2)
Research and development, net	4.1	4.1	4.5	-	(8.9)
Sales and marketing, net	7.3	7.6	8.5	(3.9)	(10.6)
General and administrative	2.3	2.0	2.1	15.0	(4.8)
Total operating expenses	13.7	13.7	15.1	-	(9.0)

Research and Development expenses. Research and development expenses, gross, increased from $5.6 million in 2013 to $5.8 million in 2014. As a percentage of total revenues, research and development expenses, gross, decreased from 27.4% in 2013 to 24.6% in 2014. The increase in our gross research and development expenses from $5.6 million in 2013 to $5.8 million in 2014 is attributable mostly to exchange rate differences on salary and related expenses. As of December 31, 2014, we employed 46 research and development engineers, compared to 49 as of December 31, 2013. We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $178,000 for share-based compensation in 2014 and $117,000 for share-based compensation in 2013.

 Sales and Marketing expenses, net.  Sales and marketing expenses decreased from approximately $7.6 million in 2013 to approximately $7.3 million in 2014. The decrease in our sales and marketing expenses from 2013 to 2014 is mainly attributable to a decrease in the number of employees and related expenses by the amount of $0.3 million. As a percentage of total revenues, sales and marketing expenses in 2014 and 2013 were 30.9% and 37.1%, respectively. Our sales and marketing expenses included an expense of $146,000 for share-based compensation in 2014 and $82,000 for share-based compensation in 2013.

                General and Administrative expenses.  General and administrative expenses increased from approximately $2.0 million in 2013 to approximately $2.3 million in 2014. As a percentage of total revenues, general and administrative expenses in 2014 and 2013 were 9.6% and 10.0%, respectively. The increase in our general and administrative expenses from 2013 to 2014 is mainly attributable to salaries and bonuses payments Our general and administrative expenses included $243,000 for share-based compensation in 2014 and $293,000 for share-based compensation in 2013.

 Financial Expenses, Net. Financial expenses, net, increased to approximately $332,000 in 2014 compared to approximately $291,000 in 2013. The increase in our financial expenses, net from 2013 to 2014 is mainly attributable to increase in foreign currency translation different expenses of $239,000, decrease in interest paid on short-term bank credit that was repaid during 2013and bank charges of $77,000 and increase in interest received for certain investments of $121,000.

Taxes on Income.  During 2014 we recorded tax expenses of $180,000, reflecting withholding taxes that were due on payments from certain customers in Central America and Asia.

Financial Data for the Year Ended December 31, 2013  Compared with the Year Ended December 31, 2012

Revenues.  In 2013 our revenues increased by 30% compared to 2012, reflecting strong execution of our backlog continued momentum in the emerging markets of Latin America and Asia.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, RADCOM Brazil, our wholly-owned subsidiary in Brazil, RADCOM India, our wholly-owned subsidiary in India, as well as independent representatives, and more than 30 independent distributors in over 30 other countries. During 2013 our sales in South America, mainly in Brazil, increased as a result of large-sized deals which were delayed from 2012 and recognized in 2013. The growth of sales in Brazil is also derived from new medium sized deals with shorter execution cycles, that we recognized during 2013. In addition, we experienced a decrease in sales in North America mainly as a result of our strategy to focus on the emerging markets.

In 2013, our revenues from warranty services decreased by 22% compared to 2012.  This increase is attributed mainly to the ongoing increases in our customer base over the last few years, while maintaining a high rate of customer warranty renewals.

Cost of sales.   Our gross profit in 2013 and 2012 was 61%. The gross profit as a percentage of revenues in 2013 was in a similar level as in 2012 despite the substantial increase in our revenues, as a result of recognition of old deals from our backlog with a low margin.

Our cost of sales consisted of fixed costs, which include employees' salaries and related costs and overhead expenses, of approximately$2.2 million for 2013 and 2012.   Our cost of sales included an expense of $7,000 for share-based compensation in 2013 and $14,000 for share-based compensation in 2012.

Research and Development expenses. Research and development expenses, gross, decreased from $6.1 million in 2012 to $5.6 million in 2013. As a percentage of total revenues, research and development expenses, gross, decreased from 38.7% in 2012 to 27.4% in 2013. The decrease in our gross research and development expenses from 2012 to 2013 is attributable to decrease in the average number of employees and related expenses by the amount of $0.5 million. As of December 31, 2013, we employed 49 research and development engineers, compared to 53 as of December 31, 2012. We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $117,000 for share-based compensation in 2013 and $205,000 for share-based compensation in 2012.

Sales and Marketing expenses, net. Sales and marketing expenses decreased from approximately $8.5 million in 2012 to approximately $7.6 million in 2013. The decrease in our sales and marketing expenses from 2012 to 2013 is mainly attributable to a decrease in the number of employees and related expenses by the amount of $0.5 million, mainly for employees in Israel. The decrease in our sales and marketing expenses is also attributable to a decrease in travel abroad and conference attendance in the amount of $0.2 million and a reduction of the expenses in our offices abroad in an amount of $0.2 million. As a percentage of total revenues, sales and marketing expenses in 2013 and 2012 were 37.1% and 53.9%, respectively. Our sales and marketing expenses included an expense of $82,000 for share-based compensation in 2013 and $167,000 for share-based compensation in 2012.

                General and Administrative expenses. General and administrative expenses decreased from approximately $2.1 million in 2012 to approximately $2.0 million in 2013. As a percentage of total revenues, general and administrative expenses in 2013 and 2012 were 10.0% and 13.3%, respectively. Besides the share-based compensation related to the share option grants to directors, our general and administrative expenses included $293,000 for share-based compensation in 2013 and $218,000 for share-based compensation in 2012

Financial Expenses, Net. Financial expenses, net, decreased to approximately $291,000 in 2013 compared to approximately $314,000 in 2012. The decrease in our financial expenses, net from 2012 to 2013, was immaterial.

Taxes on Income. During 2013 we didn't record tax expenses compared with 2012 in which tax expenses of $120,000 were recorded, reflecting withholding taxes that were due on payments from certain customers in Central America.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars, but we also generate Revenues in Brazilian Real, Euro and other currencies. Accordingly, we consider the U.S. dollar to be our functional currency. An increasing portion of our revenues is now denominated in Brazilian Real, and in the future additional revenues may be denominated in currencies other than U.S. dollars.

Since a significant portion of our expenses is in NIS, as we pay our Israeli employees' salaries of in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar.  While we incur some expenses in NIS, inflation in Israel will have a negative effect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar. Fluctuations in exchange rates between the U.S. dollar and the Real, Euro, and other currencies in which we generate revenue, and the US Dollar, may also have an effect on our results of operations. With respect to our Brazilian subsidiary, the functional currency has been determined to be their local currency. Assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders' equity.

Inflation in Israel has occasionally exceeded the devaluation of the NIS against the dollar, or we have faced the strengthening of the value of the NIS against the U.S. dollar. In the first 3 Quarters of 2012, the value of the NIS expressed in dollar terms decreased, lowering our Israeli-based costs as expressed in dollars.  Under these conditions, we experienced lower dollar costs for our operations in Israel, improving our dollar-measured results of operations. This trend was reversed during the last quarter of 2012 and during 2013, adversely affecting our dollar measured results of operations.  Based on our budget for 2015, we expect that an increase of NIS 0.1 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by 60,000 per quarter and vice versa.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 26.5% for the 2014 tax year. Israeli companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $37 million as of December 31, 2014. We believe that we will be able to carry forward these tax losses to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. For more information on taxation, see "Item 10.E – Taxation.

Our effective corporate tax rate may exceed the Israeli tax rate.  Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.

We recorded a valuation allowance of $16,061 at December 31, 2014 for all of our deferred tax assets.  Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

In 2012 and 2014, taxes on income included tax expenses which are reflecting withholding taxes that were due on payments from certain customers in Central America and Asia.

B. LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds of our 1997 initial public offering, our 2004, 2008, 2010, and 2013 private placement transactions, a venture lending loan secured in 2008, a bank credit facility received in 2012, and a loan from our major shareholder which the Company received in November 2012, proceeds from exercise of options and warrants and receiving royalty-bearing participation from Chief Scientist and others. Cash and cash equivalents at December 31, 2014, 2013 and 2012 were approximately $ 6.8 million, $ 1.2 million, and $1.5 million, respectively.

In previous years we generated significant losses attributable to our operations. We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a venture capital loan, a bank credit facility, and a loan from a major shareholder. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and on the pipeline for 2015. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations being adequate to satisfy our expected liquidity requirements through the next twelve months, we may decide to raise additional funds in 2015. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash Used in Operating Activities. Net cash provided (used) in operating activities was approximately $3.4 million in 2014, $(2.1) million in 2013, and $(2.5) million in 2012.  The positive net cash flow in 2014 was primarily due to a net profit of approximately $0.7 million, and an increase in deferred revenues and advances from customers of approximately $0.4 million. This was partially offset by the following: a decrease of $1.4 million in inventories, a decrease of $1.0 million in employees and payroll accruals and other current assets, an increase of approximately $0.7 million in trade payables, and a decrease in non-cash share options compensation of $0.6 million. The negative net cash flow in 2013 was primarily due to a net loss of approximately $1.4 million, an increase of approximately $2.7 million in trade receivables, and a decrease in deferred revenues and advances from customers of approximately $1.5 million. This was partially offset by the following: a decrease of $2.1 million in inventories, an increase of $0.5 million in employees and payroll accruals and other current assets, an increase of approximately $0.3 million in trade payables, and non-cash share options compensation of $0.5 million. The negative net cash flow in 2012 was primarily due to a net loss of approximately $6.0 million and deferred revenues and a decrease of approximately $0.8 million in trade payables. This was partially offset by the following: an increase of $1 million in advances from customers, a decrease of $0.8 million in other current assets, a decrease of approximately $2.0 million in trade receivables, and non-cash share options compensation of $0.7 million.

The trade receivables and days of sales outstanding ("DSO") are primarily impacted by payment terms, the variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2014 decreased to $5.5 from $5.7 million in 2013, reflecting mainly the shortening of our DSOs, due to faster completion of our projects and faster collection from customers. We believe that continued expansion of our business, particularly in emerging markets, may require continued investments in working capital as many customers require commercial terms which result in longer payment terms.

The decrease in inventories in 2014 was mainly due to the decrease in inventory delivered to customers for which revenue criteria have been met and recognized, and due to non-recurring non-cash write off due to old project cancellations of approximately $1.0 million.

Net Cash Used in Investing Activities.  Our investing activities generally consist of the purchase of equipment, however in 2013 and 2012 we invested in short term deposits in the amounts of $38,000 and $1.4 million, respectively, which was required in order to secure bonds provided to certain customers. Those short terms deposits matured during 2014 and provided $1.5 million in 2014. In 2014 and 2013 we invested $65,000 and $88,000, respectively, for the purchase of equipment.  Net cash provided (used) in investing activities in 2014, 2013, and 2012 totaled approximately $1.4 million, $(126,000), and $(1.5) million, respectively.

Net Cash Used in Financing Activities.  In 2014, net cash provided in financing activities totaled approximately $1.1 million, including exercise of options of $1.7 million and warrants of $21,000. In 2013, net cash provided in financing activities totaled approximately $1.9 million, including the $3.4 million from the private placement as described below under "Private Placement", and exercise of options of $226,000 and warrants of $256,000 which was offset by a repayment of short term credit from a bank of approximately $0.4 million and short term loans from the bank and from Mr. Zohar Zisapel of approximately $1.5 million. In 2012, net cash provided by financing activities totaled approximately $2.6 million, including $1 million in short term credit from a bank, $1.5 million short term loans from a bank and from Mr. Zohar Zisapel, and the exercise of options of $45,000.

Private Placements

During April and June 2013, we raised gross amount of $3.5 million in a private placement, or the 2013 PIPE, from existing and new investors by issuance of Ordinary Shares and warrants to purchase ordinary shares.  Under the 2013 PIPE transaction, we issued 1,239,639 ordinary shares for an aggregate purchase price of $3.5 million, or $2.79 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the 2013 PIPE also included Mr. David Ripstein, our President and Chief Executive Officer and Israeli companies wholly owned by Mr. Zohar Zisapel, our Chairman and a controlling shareholder.  We also issued to the investors warrants to purchase up to 413,213 ordinary shares at an exercise price of $3.49 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the 2013 PIPE. As part of the 2013 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2013 PIPE (including the shares underlying the warrants). Our net proceeds from the offering were approximately $3.4 million. If the warrants are exercised in full for cash, we would realize proceeds before expenses, in the amount of an additional $1.4 million. As of December 31, 2014, 79,307 warrants had been exercised for approximately aggregate amount of $277,000.

Loans

Loan Agreement with Mr. Zohar Zisapel

In November 2012, we secured a loan of US$ 750,000 from Mr. Zohar Zisapel, our Chairman of the Board and our largest shareholder, to finance our operations.  The term of the loan was initially until March 31, 2013, and Mr. Zisapel informed us in March 2013 that he agreed to waive his right to claim the repayment of the loan until June 30, 2013. The loan was fully repaid to Mr. Zisapel in June 2013.  The loan was interest-free, but the amount of principal that was required to be repaid was linked to the Israeli CPI. The average Israeli CPI increased each year from 2012 through 2013 by 1.63% 1.99% respectively.

We may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments, if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

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

In April and June 2013, we completed a PIPE in which we raised gross amount of $3.5 million from certain existing and new investors, including our President and Chief Executive Officer, Mr. David Ripstein (who invested $50,000) and Israeli companies wholly owned by our Chairman and controlling shareholder, Mr. Zohar Zisapel (who invested $1.1 million). For more information, see " — Private Placements" above.

Please see " — Loans — Loan Agreement with Mr. Zohar Zisapel" above, for information relating to the loan from Mr. Zohar Zisapel.

Please see "Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Chief Scientist totaling approximately $ 1.7 million in 2014, $ 1.5 million in 2013 and $1.6 million in 2012. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product's development.  Royalties' expenses relating to the Chief Scientist grants included in the cost of sales for years ended December 31, 2014, 2013 and 2012 were $827,000, $706,000, and $562,000, respectively. The total research and development grants that we have received from the Chief Scientist as of December 31, 2014 were $37.9 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2014, the accumulated interest was $12.7 million, the accumulated royalties paid to the Chief Scientist were $10.9 million and our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $38.5 million.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2014, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $355,000.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation."

In April 2012, the MoE approved our application for funding to help set up our Indian subsidiary as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India.  The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India, based on the approved budget for the plan for a period of 3 years. We are obligated to pay to the MoE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012), over a period of five years but not more than the total linked amount of the grant received. As of December 31, 2014, we have no contingent obligation to pay the MoE any royalties.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Ministry of Economy."

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimates used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue recognition. Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. Our arrangements generally do not include any provisions for cancellation, termination or refunds that would significantly impact recognized revenue. Large-size deals usually include acceptance criteria and since the delivery of such projects can take on average between 6-15 months, revenue recognition for such projects is delayed.

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

We also generate sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly, and then pay commissions to the representative for the sales in their territory.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. During the year ended December 31, 2014, the Company recognized revenue amounted to $2,205 from one contract which reflects completion percentage of 78%.

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available. The Company determines the ESP  based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition

Under our selling arrangements, we provide a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of our products. Accordingly, we record an appropriate provision for Warranty in accordance with ASC 450 "Contingencies". After the Warranty period initially provided with our products, we may sell extended warranty contracts on a standalone basis, which include bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts."  Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

Deferred revenues and advances from customers. This mainly represents the unrecognized fees collected for extended warranty services, or fees collected for products for which revenue has not yet been recognized.

Inventories.  Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of sales. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

If there were to be a sudden and significant decrease in demand for our products, or if there were a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements, we could be required to increase our inventory write-downs and our gross margin could be adversely affected. Inventory and supply chain management remain areas of focus as we balance the need to maintain supply chain flexibility, to help ensure competitive lead times with the risk of inventory obsolescence.

In addition, we add to the cost of finished products and work in process held in inventory the overhead from our manufacturing process.  If these estimates change in the future, the amount of overhead allocated to cost of revenues would change.

Inventory also includes amounts with respect to inventory delivered to customers for certain projects but for which revenue criteria have not been met yet.

Share based compensation. Our accounts for share-based compensation are in accordance with ASC 718, which requires us to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

We recognize compensation expenses for the value of the awards granted based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term, as management believes that this is the best indicator of future volatility. Expected term is calculated based on the simplified method as adequate historical experience is not available to provide a reasonable estimate. The simplified method will continue to apply until enough historical experience is available to provide a reasonable estimate of the expected term. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no plans in the foreseeable future to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

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

D. TREND INFORMATION

During 2014 we saw a growing demand for service assurance solutions.

The rollout of data services over 3G cellular networks also reached developing countries. In developed countries, a majority of networks started LTE pilots, while many leading service providers have commercial LTE offerings. Mobile data cards and other mobile data services are becoming a significant revenue source for cellular operators and we see an increased demand for our solutions for this segment.

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

The growing demand for service assurance solutions in emerging markets which was attributable, among other things, to recent rollouts of NGN networks, VoIP-based voice services, 3G & LTE mobile networks and other advanced technologies, generated a significant demand for RADCOM's products in Latin America and Asia.

E. OFF–BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2014, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases obligation (1)	$1,643	$601	$1,042	--	--
Open Purchase Orders (2)	357	357	--	--	--
Other long-term commitments (3)	402	--	--	--	--
Total	$2,402	$958	$1,042	--	--

(1) Represents operating lease costs, consisting of leases for facilities and vehicles.

(2) Open purchase orders. We purchase components from a variety of suppliers and use several contract manufacturers, to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon criteria, as defined by our requirements. In certain instances, we provide a non-binding forecast every 12 months, and we submit binding purchase orders quarterly for material needed in the next quarter. These agreements allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to firm orders being placed. There are no penalties incurred for not taking delivery; however, if we alter the components in our products when the manufacturer has already purchased components based on a purchase order, we reimburse the manufacturer for any losses incurred relating to the manufacturer's disposal of such components. Consequently, only a portion of our reported purchase commitments arising from these agreements are firm, non-cancelable and unconditional commitments, and are included in the table above.

(3) In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli severance pay law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month's salary for each year of employment or a portion thereof.  Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2014 was approximately $3,453,000, of which approximately $3,051,000 was funded through deposits in severance pay funds, leaving a net obligation of approximately $402,000.  The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will, or are dismissed.

In addition, we are required to pay royalties of 3.5% and 5% of the revenues derived from products incorporating know-how developed from research and development grants from the Chief Scientist and BIRD Foundation, respectively. As of December 31, 2014, our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $38.5 million,   and our contingent liability to the BIRD Foundation in respect of funding received was approximately $355,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist.", and Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation

We are also obligated to pay to the MoE royalties of 3% on the increased sales in the target market derived in India, with respect to the year during which the grant was approved (2012), over a period of five years but not more than the total linked amount of the grant received by us. As of December 31, 2014, no liability was accrued.

Effect of Recent Accounting Pronouncements

See note 2, Significant Accounting policies, in Notes to the Consolidated Financial Statements in Item 18 of part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Zohar Zisapel	66	Chairman of our Board of Directors
David Ripstein	48	President, Chief Executive Officer
Uri Birenberg	39	Chief Financial Officer
Eyal Harari	39	Vice President, Products and Marketing
Yuval Porat	56	Vice President, Research and Development
Miki Shilinger	60	Vice President, Operations
Uri Har (1)(2)(3)(4)(5)	78	Director
Irit Hillel (1)(2)(4)(5)	52	Director
Matty Karp (2)(4)(5)	66	Director
Rachel (Heli) Bennun	61	Director

(1) External Director, pursuant to the Companies Law
(2) Independent Director, pursuant to the NASDAQ Listing Rules
(3) Chairman of Audit Committee
(4) Audit Committee Member
(5) Compensation Committee Member

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

Mr. David Ripstein, our President and Chief Executive Officer since April 1, 2007, joined RADCOM in 2000 as General Manager of the Quality Management Unit, a position under which he formed and executed RADCOM's service quality management strategy and spearheaded the development of its differentiating R70 technology platform.  In 2002, Mr. Ripstein was nominated to head the Company's R&D and marketing activities.  In May 2006, Mr. Ripstein was appointed as RADCOM's Chief Operating Officer.  Prior to joining RADCOM, Mr. Ripstein served for 11 years as an officer of an elite R&D unit within the Israel Defense Forces (IDF) Intelligence Division, and then co-founded two startups:  Firebit, a provider of ISP security service solutions, and Speedbit, a developer of Internet download acceleration tools.  Mr. Ripstein earned B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion - Israel Institute of Technology.

Mr. Uri Birenberg, our Chief Financial Officer, joined us in May 2014. Prior to joining us, Mr. Birenberg was a VP Finance at SunGard, from June 2007 to May 2014. Previously, Mr. Birenberg served as Controller at HP (Indigo division) and before that, as an auditor at Ernst & Young.  Mr. Birenberg holds a B.B. and MBA in Accounting and Business Management from the College of Management in Israel, and is certified in Israel as a CPA.

Mr. Eyal Harari, our Vice President of Products and Marketing, has been with us since 2000.  Mr. Harari began in the Development side of RADCOM in 2000 as a software R&D group manager, later becoming the Director of Product Management for VoIP Monitoring Solutions, and finally the Senior Director of RADCOM's Product Management department.  Before joining us, Mr. Harari served from 1995 in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects.  Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv, and also holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

Mr. Yuval Porat, our Vice President of Research and Development, joined us in July 2008.  Prior to joining RADCOM, he was the founder, board member and Vice President of Research and Development of PacketLight Networks for 10 years.  Prior to his tenure at PacketLight, Mr. Porat led the Research and Development at HyNEX, which was acquired by Cisco.  Mr. Porat holds both a B.Sc. and an M.Sc. in Electrical Engineering from Tel Aviv University.

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

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 18 years as an entrepreneur and senior executive in digital media, technology and financial services firms. She currently operates as an early investor and co-founder of two internet and mobile startups, and is on the advisory board of BioGaming. From 2005 until 2010 she was Partner at Magnolia Capital Partners, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe's best-selling computer game titles.  Previously, Ms. Hillel founded and served as EVP Business Development and Board Director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Mr. Matty Karp has served as a director since December 2009. He is the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008 he served as the Chairman of Israel Growth Partners Acquisition Corp.  From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion and El Al Israel Airlines (TASE: ELAL).  Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

                Ms. Rachel (Heli) Bennun has served as a director since December 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ:ARLC) ("Arel"), a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel's CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994).  In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel's board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) ("ArelNet"), a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet's CEO from 1998 until 2001, during which time ArelNet went public on the TASE.  In 2004, Ms. Bennun resumed her position as ArelNet's CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005.  From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK:ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc and B.Sc. degree in Industrial and Management Engineering from Ben-Gurion University.

Ms. Bennun is the domestic partner of Mr. Zohar Zisapel. Otherwise, there are no family relationships between any of the directors or executive officers named above.

B . COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)***	Equity-Based Compensation ($)*	All Other Compensation ($)**	Total ($)
David Ripstein CEO	2014	305,940	274,621	57,465	82,397	720,423
Ronen Hovav VP Americas	2014	233,460	239,887	7,330	3,856	484,533
Eyal Harari VP Products	2014	143,098	46,510	41,404	59,201	290,213
Yoram Sherman VP Sales	2014	152,692	46,990	7,330	59,656	266,668
Yuval Porat VP R&D	2014	161,239	-	14,712	55,984	231,935

*Equity based compensation includes the actual cost the company in 2014.
**All other compensation includes social benefits and car leasing costs.
*** Except for the bonus payment of our CEO, the bonus payments of the other officers are comprised of bonus and commission payments.

The bonus paid to our CEO is based on a formula, that includes the aggregation of 3 independent components, both measureable and non measureable, and which was approved for each of the years 2013, 2014 and 2015, by our shareholders on January 8, 2014.

The bonus and commission payments made to our other officers, are based on the achievements of goals and objectives that are set and communicated at the beginning of each year, and which are made in accordance with our compensation policy, which was approved by our shareholders on January 8, 2014.

The aggregate direct remuneration paid to all of our directors and executive officers as a group (10 persons) for the year ended December 31, 2014 was approximately 1.1 million in salaries, bonus, commissions and directors' fees. This amount includes approximately $196,000 that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC Topic 718.

During 2014, our directors and officers received, in the aggregate, options to purchase 128,000 ordinary shares under our 2013 Share Option Plan (the "2013 Plan"). These options have an average exercise price of $6.12 per share and expire five years from the grant date. Further information regarding the options grants to our directors is detailed below.

As of December 31, 2014, our current directors and officers as a group held options to purchase an aggregate of 412,200 ordinary shares of the Company. Options to purchase an aggregate of 288,200 ordinary shares of the Company were granted under our 2003 Share Option Plan (the "2003 Plan") and options to purchase an aggregate of 124,000 ordinary shares of the Company were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation paid to our independent directors and external directors, is an annual fee of NIS 21,384 (currently equivalent to approximately $5,498) and a per meeting attendance fee of NIS 1,239 (currently equivalent to approximately $318), which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time.

 In addition, on May 22, 2013, the Compensation Committee of our Board of Directors (the " Compensation Committee") and our Board of Directors, and on June 30, 2013, our shareholders, approved an annual grant of options (under the 2013 Plan) to purchase 10,000 ordinary shares.  The options will be fully vested in one year over four (4) equal quarterly installments commencing as of the applicable date of grant of the relevant year of service,  will expire on the earlier of five years or 180 days from the date of such director’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which for all the directors was initially June 30, 2013, the date of our 2013 annual general meeting, and for each of the two (2) years of service thereafter, is as follows: for the external directors, the grant date shall be November 1, 2014 and November 1, 2015 (provided that the external director still serves as a director); for non-external directors, the grant date shall be the date of the relevant annual shareholders meeting, during which the non-external directors are being elected to serve as directors of the Company for another year of service. The exercise price of the options granted to our non-external directors on September 30, 2014, the date of our 2014 annual general shareholders' meeting, was $5.90 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date, and the exercise price of the options granted to our external directors on November 1, 2014, was $8.60. The term of such compensation arrangement is for three years' term of service, commencing on June 30, 2013.

In addition, on May 22, 2013, our Compensation Committee and our Board of Directors, and on June 30, 2013, our shareholders approved the annual grant of options to purchase an annual quantity of 30,000 ordinary shares to Mr. Zohar Zisapel.  The terms of the options are the same as those described in the above paragraph.  The term of such compensation arrangement is for three years commencing on June 30, 2013.

Share Option Plans

On April 3, 2013 our Board of Directors adopted our 2013 Stock Option Plan, which was amended on February 19, 2015 (as amended, the "2013 Plan").  The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and restricted share units ("RSUs") to our employees, directors, consultants and contractors.  As of March 23, 2015, we have granted 674,500 options under the 2013 Plan, and we have not granted any restricted shares or RSUs. Options granted under our option plans generally vest over a period of between one and four years, and generally expire five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants.  The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On February 2, 2015, our Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan, from 500,000 to 750,000.

The Company measures the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718 "Compensation – Stock based compensation". We recorded an expense of $579,000 for share-based compensation plans during 2014. During 2014 we granted options to purchase a total of 282,000 Ordinary Shares which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(l) and 9(b) of the Notes to the Consolidated Financial Statements for further information.

As of March 23, 2015, we have granted options to purchase a total of 3,568,796 ordinary shares under the 2013 Plan and under two predecessor share option plans that have expired, of which options to purchase 1,413,184 ordinary shares have been exercised and options to purchase an aggregate of 737,425 ordinary shares remain outstanding. We have not yet granted any restricted shares or RSUs.

Pursuant to Rule 5615(a)(3) of the NASDAQ Listing Rules, we follow our home country practice in lieu of the NASDAQ Listing Rules with respect to the approvals required for the establishment and for material amendments to our share option plans. Consequently, we have adopted share option plans and material amendments thereto by action of our Board of Directors, without shareholder approval. See also "Item 16G—Corporate Governance."

Compensation Policy

Our Compensation Committee and Board of Directors have approved on December 1, 2013, a proposed compensation policy for Executive Officers and Directors, and our shareholders approved our compensation policy on January 8, 2014.

C. BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Zohar Zisapel, Uri Har, Irit Hillel, Matty Karp, and Rachel (Heli) Bennun. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our non-external directors serve until the next annual general meeting. The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2016.  None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see "Item 6.B—Directors, Senior Management and Employees—Compensation."

External Directors

We are subject to the provisions of the Israeli Companies Law, 5759-1999 (the "Israeli Companies Law").

Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli public companies, namely companies whose shares have been offered to the public or are publicly traded, are required to appoint at least two natural persons as "external directors".

Pursuant to the Israeli Companies Law, (1) an external director must have either "accounting and financial expertise" or "professional qualifications" (as such terms are defined in regulations promulgated under the Israeli Companies Law) and (2) at least one of the external directors must have "accounting and financial expertise." Our external directors are Mr. Uri Har and Ms. Irit Hillel. We have determined that Ms. Hillel has the requisite "accounting and financial expertise" and that Mr. Har has the requisite "professional qualifications."

 External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

•
a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) voted at the meeting, voted in favor of the external director's election; or

•
the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) that voted against the election of the external director, does not exceed two percent of the aggregate number of voting rights in the company.

The initial term of an external director is three years and may be extended for up to two additional three year terms.  In certain special situations, the term may be extended beyond these periods.   Each committee of a company's board of directors is required to include at least one external director except for the audit committee and the compensation committee, of which all the external directors are to be members.  At our 2013 annual general meeting, held on June 30, 2013, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a third three-year term.  Both Mr. Uri Har and Ms. Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company's Audit Committee, Nominating Committee and Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed on NASDAQ, and we are subject to the NASDAQ Listing Rules applicable to listed companies. Under the current NASDAQ Listing Rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Uri Har, Irit Hillel and Matty Karp qualify as independent directors under the current NASDAQ requirements, and each is a member of the Audit Committee. Irit Hillel is our "audit committee financial expert." In addition, we have adopted an Audit Committee charter, which sets forth the Audit Committee's responsibilities.

As stated in our Audit Committee charter, the Audit Committee assists our Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements, and the "independence" requirements and performance of our independent auditors.  The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, the replacement of our independent auditors, and to pre-approve audit engagement fees and all permitted non-audit services and fees.

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

In addition: (1)  all audit committee decisions must be made by a majority of the committee members, of which the majority of members present are independent and external directors, and (2) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person's presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not in the actual votes and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in meetings and decisions if such presence is requested by the audit committee.

The function of the audit committee is to determine if there are any irregularities in the management of our business and if there are any, to recommend remedial measures. The audit committee is also required, under the Israeli Companies Law, to approve certain related party transactions. In addition, the responsibilities of the audit committee shall also include classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions, in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction); assessing the proper function of the company's internal audit regime, overseeing the activities of the internal auditor, determining whether the internal auditor has the requisite tools and resources required to perform his role, and reviewing his work plan; and to regulate the company's rules on employee complaints, reviewing the scope of work of the company's independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

An audit committee of a public company may not approve a related-party transaction under the Israeli Companies Law unless at the time of such approval, the external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.  All related party transactions have been approved in accordance with this requirement.

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

As stated in our Compensation Committee Charter, the purpose of the Compensation Committee is to review and approve, or, where required under the Israeli Companies Law or appropriate at the Compensation Committee's discretion, recommend to the Audit Committee of the Board of Directors (the "Audit Committee") and/or the Board of Directors for approval, the compensation policy for "office holders" (office holder is defined in the Israeli Companies Law as a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer) of the Company, the compensation policy for executive officers of the Company (including renewal and reassessment thereof) who are not "office holders" of the Company within the meaning of the Israeli Companies Law, but who are defined as such according to the Nasdaq Listing Rules (as defined below), the compensation (including exculpation, indemnification and insurance) of such office holders, and the administration of the Company's equity-based plans.

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must establish a compensation committee. The compensation committee must consist of at least three directors who satisfy certain independence qualifications. Under the Israeli Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria, to review modifications to the compensation policy from time to time, to review its implementation, and to approve the actual compensation terms of office holders prior to approval by the board of directors.

On January 8, 2014, our shareholders approved our policy for the compensation of office holders.

Internal audito

Under the Israeli Companies Law, the board of directors of a public company must also appoint an internal auditor proposed by the audit committee.  The duty of the internal auditor is to examine, among other things, whether the company's conduct complies with applicable law and orderly business procedure.  Under the Israeli Companies Law, the internal auditor may not be an interested party, an office holder or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company's independent accountant or its representative. An interested party is defined in the Israeli Companies Law as a 5% or greater shareholder, any person or entity that has the right to designate at least one director or the general manager of the company and any person who serves as a director or as a general manager.

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

Management Employment Agreements

We maintain written employment agreements with all of our employees.  These agreements provide, among other matters, for monthly salaries, our contributions to Managers' Insurance and an Education Fund and severance benefits.  Most of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

Nominating Committee

On July 22, 2014, our Board of Directors resolved to disband our Nominating Committee of Zohar Zisapel, Uri Har and Irit Hillel, that made recommendations to the Board of Directors concerning potential Board of Directors nominees. Consistent with the requirements of the NASDAQ Listing Rules, our director nominees will either be selected for or recommended to the Board of Directors' by a majority of the independent directors of the Board of Directors.

D. EMPLOYEES

As of December 31, 2014, we had 81 employees located in Israel, 5 employees of RADCOM Equipment Inc. located in the United States, 10 employees of RADCOM Brazil located in Brazil, 9 employees of RADCOM India located in India, and 11 employees in total located in Spain, Singapore, China, Russia, Uruguay and Paraguay, collectively. Of the 81 employees located in Israel, 46 were employed in research and development, 5 in operations (including manufacturing and production), 20 in sales and marketing and customer support, and 10 in administration and management. Of the 5 employees located in the United States, 4 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 10 employees located in the Brazil, 9 were employed in sales, marketing, and customer support and 1 was employed in administration and management. Of the 9 employees located in India, 8 were employed in sales, marketing, and customer support and 1 was employed in administration. Of the 11 employees located in Spain, Singapore, China, Russia, Uruguay, and Paraguay, 10 were employed in sales, marketing, and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2014, all of our 116 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

For more information, see "Item 4.B—Information on the Company—Business Overview—Employees."

E. SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 23, 2015. The percentage of outstanding ordinary shares is based on 8,475,257 ordinary shares outstanding as of March 23, 2015. Except for Messrs. Zohar Zisapel and David Ripstein, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	2,778,383	(4)	31.7%
David Ripstein	127,500	(5)	1.5%
All directors and executive officers as a group, except Zohar Zisapel and David Ripstein (8 persons)	157,875	(6)	1.8%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2015.

(2)
In determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2015.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary, and 30,843 shares that were repurchased by us.
(4)
Includes (i) 2,016,472 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel,( iii) 224,562 Ordinary Shares held of record by Michael & Klil Holdings (93) Ltd ("Klil"), an Israeli company, wholly owned by Mr. Zohar Zisapel (iv) 238,187 ordinary shares held of record by Lomsha Ltd. ("Lomsha"), an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 150,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.68, expiring between the years 2015 and 2019, and (vi) 74,854 ordinary shares issuable upon exercise of warrants held by Michael & Klil Holdings (93)  and 60,683 ordinary shares issuable upon exercise of warrants held by Lomsha, all of which have an exercise price per share of $3.49, and expire in June 2016.  The options and warrants listed above are exercisable currently or within 60 days of March 23, 2015. Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  This information is based on information provided by Mr. Zohar Zisapel.

(5)
Comprised of 127,500 ordinary shares issuable upon exercise of options at an average exercise price per share of $4.24, which expire between the years 2016 and 2019, and are all exercisable within 60 days of March 23, 2015.

(6)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of March 23, 2015 and have, therefore, not been separately disclosed. The amount of shares is comprised of 157,875 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days of March 23, 2015.

For a description of our share option plans for the granting of options to our employees see "Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans."

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 23, 2015, by each person or entity known to own beneficially 5% or more of our outstanding Ordinary Shares, based on information provided to us by the shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 23, 2015, our ordinary shares had a total of 26 holders of record, of which 14 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street name." As of March 23, 2015, U.S. holders of record held approximately 69% of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)		Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel	2,778,383	(3)	31.7%
G2 Investment Partners Management LLC	805,726	(4)	9.5%
G2 Investment Partners QP LP	712,586	(4)	8.4%
Yehuda Zisapel	462,330	(5)	5.5%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2015.

(2)
The percentage of outstanding ordinary shares is based on 8,475,257 ordinary shares outstanding as of March 23, 2015.  In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2015.  The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(3)
Includes (i) 2,016,472 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil&Michael Ltd. (iii) 224,462 ordinary shares held of record by Klil (iv) 238,187 ordinary shares held of record by Lomsha, (v) 150,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.68, expiring between the years 2015 and 2019, and (vi) 74,854 ordinary shares issuable upon exercise of warrants held by Michael & Klil Holdings (93) and 60,683 ordinary shares issuable upon exercise of warrants held by Lomsha, all of which have an exercise price per share of $3.49, and expire in June 2016.  The options and warrants listed above are exercisable currently or within 60 days of March 23, 2015.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RDC.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel and based on Mr. Zohar Zisapel's Schedule 13D/A filed with the SEC on February 18, 2014.

(4)	This information is based on G2 Investment Partners Management LLC’s Schedule 13G/A, filed with the SEC on February 17, 2015.
(5)
Includes (i) 234,740 Ordinary Shares held of record by Mr. Yehuda Zisapel, and (ii) 227,590 ordinary shares held of record by Retem Local Networks Ltd., an Israeli company.  Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Yehuda Zisapel is a principal shareholder and director of each of RDC and Retem Local Networks Ltd. and, as such, Mr. Yehuda Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by such companies.  Mr. Yehuda Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on Mr. Yehuda Zisapel's Schedule 13G/A, filed with the SEC on February 14, 2007.

B. RELATED PARTY TRANSACTIONS

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are the founders and/or principal shareholders of our Company.  Zohar Zisapel is the Chairman of our Board of Directors. One or both of Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and the other companies, are known as the "RAD-BYNET Group."  Such other corporations include, without limitation:  RAD Data Communications Ltd.("RAD"), Radware Ltd., Ceragon Networks Ltd., Silicom Ltd., BYNET Data Communications Ltd.("BYNET"), Radwin Ltd., BYNET SEMECH (Outsourcing) Ltd., BYNET SYSTEMS APPLICATIONS Ltd.., BYNET ELECTRONICS Ltd. , RAD-Bynet Properties and Services (1981) Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., Packetlight Networks Ltd., Neurim Pharmaceuticals (1991) Ltd., RADIFLOW Ltd., AB-NET Communication Ltd, RADBIT Computers Inc, SecuritiDAM Ltd,. BINAT Business Ltd., RADHEAR, Amdocs Ltd., Argus Cyber Security Ltd., Satixfy Ltd., and several other holdings, real estate and biotech companies.

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

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.  We incorporate into our product line a software package for voice-over-IP simulation (H.323, SIP), which we purchased from a member of the RAD-BYNET Group.  The aggregate amounts of such purchases were approximately $0, $700 and $50 in 2014, 2013 and 2012 respectively.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.   The aggregate amounts of such purchases were approximately $75,000, $68,000 and $61,000 in 2014, 2013 and 2012, respectively.

Each of RAD and BYNET provides legal, personnel and administrative services to us and leases space to us, for which we pay on market terms and rates. The aggregate amounts of such payments were approximately $14,000, $14,000, and $22,000 in 2014, 2013 and 2012, respectively.

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Messrs. Yehuda and Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $427,000, $422,000 and $448,000 in 2014, 2013 and 2012 respectively.  We also sublet approximately 1,260 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $25,000 for 2014, $12,000 for 2013 and $10,000 for 2012.

We were a party to a non-exclusive distribution agreement with BYNET ELECTRONICS Ltd., a related party.  BYNET ELECTRONICS Ltd. purchased our products and services on the same terms and conditions as it purchases from unrelated companies with which it has distribution agreements.  The aggregate amounts of such sales were approximately $19,000, $403,000 and $451,000 in 2014, 2013 and 2012, respectively.  The distribution agreement was terminated during 2012. Such sales in 2013 and 2014 were from recurring maintenance orders.

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

We believe that the terms of the transactions in which we have entered and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties.  All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our office holders have a personal interest or which raise issues of such office holders' fiduciary duties will require approval by our Board of Directors and, in certain circumstances, approval of our Audit Committee and shareholders under the Israeli Companies Law.

In December 2011, we entered into a consulting agreement with Ms. Heli Bennun (the "Consultant"). Ms. Bennun is the domestic partner of Mr. Zohar Zisapel, our Chairman of the Board and largest shareholder. The key terms of the initial agreement were as follows: (i) the Consultant will provide advisory services to our management with respect to our business operations, (ii) we will pay the Consultant a monthly amount which may not exceed the average monthly salary of employees in Israel, plus Israeli Value Added Tax, (iii) the term of engagement shall be for a period of 12 months from commencement of services or as otherwise agreed by us and the Consultant, and (iv) during the term of the agreement, the Consultant will provide services for at least 25 hours a month on the average.  The initial term expired in January 2013 but was extended through to January 2015.

In November 2012, we secured a loan of US$ 750,000 from Mr. Zohar Zisapel, our Chairman of the Board and our largest shareholder to finance our operations.  The term of the loan was initially until March 31, 2013, and Mr. Zisapel informed us in March 2013 that he agreed to waive his right to claim the repayment of the loan until June 30, 2013. The loan was fully repaid to Mr. Zisapel during June, 2013. The loan was interest-free, but the amount of principal required to be repaid was linked to the Israeli CPI. The average Israeli CPI increased each year from 2012 through 2013 by 1.63% and 1.99% respectively.  The transaction was authorized by all necessary corporate actions required by the Israeli Companies Law.

Registration Rights

As part of the PIPE we completed in 2013, we have entered into agreements with certain of our directors, officers and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in the PIPE.  We filed a registration statement in regards to the shares and warrants of the 2013 PIPE transaction which became effective on July 3, 2013, and according to the agreement entered, we have to use commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date which is three (3) years after the date that such Registration Statement is declared effective by the SEC.

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

Export Sales

In 2014 and 2013, the amount of our export sales was approximately $20.4 and $19.9 million respectively, which represented 86% and 97% of our total sales.

Legal Proceedings

None.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B. SIGNIFICANT CHANGES

Except as otherwise disclosed below, there has been no significant change affecting our financial statements since December 31, 2014.

The exchange rate between the Brazilian Real and the U.S. dollar, expressed as Brazilian Real per U.S. dollar and based upon the daily representative rate of exchange as published by the Central Bank of Brazil, has weakened during the period from January 1, 2015 until March 23, 2015, by approximately 18%.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low market prices of our ordinary shares as reported on NASDAQ for the periods indicated.

Annual	High	Low
2014	$13.23	$4.65
2013	$7.35	$2.21
2012	$5.69	$2.08
2011	$13.98	$3.45
2010	$12.50	$1.60

Quarterly 2015
First Quarter (Through March 23)	$11.97	$9.62

Quarterly 2014
Fourth Quarter	$13.23	$5.60
Third Quarter	$6.14	$5.09
Second Quarter	$7.05	$4.65
First Quarter	$6.69	$5.05

Quarterly 2013
Fourth Quarter	$5.89	$4.00
Third Quarter	$7.35	$3.20
Second Quarter	$4.80	$2.56
First Quarter	$4.19	$2.21

Most recent six months
March (Through March 23)	$10.17	$9.62
February 2015	$11.68	$9.73
January 2015	$11.97	$10.56
December 2014	$13.23	$9.83
November 2014	$11.22	$8.37
October 2014	$8.95	$5.60
September 2014	$6.02	$5.52

On March 23 2015, the closing price of our Ordinary Shares on the NASDAQ was $10.11 per share.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Our memorandum of association was last amended in May 2008, and our articles of association were last amended on January 8, 2014. The following is a summary description of certain provisions of our memorandum of association and articles of association, in each case as is currently in effect, and certain relevant provisions of the Israeli Companies Law (as currently in effect) which apply to us.  This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles, which are incorporated by reference and/or filed as exhibits to this Annual Report on Form 20-F, and to the Israeli Companies Law.

Objectives and Purposes

We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company.  We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

                 The full details of all of our objectives and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolution of our shareholders.  One of our objectives is to manufacture, market and deal – in all ways – with computer equipment, including communications equipment and all other equipment related in any way to such equipment.  Some additional objectives of our listing include:  having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper to do so; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be fixed from time to time by resolution of our shareholders.  On December 9, 2009, at our annual general meeting, our shareholders fixed the number of directors on our Board of Directors at five. Our non-external directors do not stand for reelection at staggered intervals, and they serve until the next annual general meeting (in 2016).  The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2016.

Election of Directors

Directors, other than external directors, are elected by the shareholders at the annual general meeting of the shareholders, or appointed by the board of directors.  In the event that any directors are appointed by the board of directors, their appointment is required to be ratified by the shareholders at the next shareholders' meeting following such appointment.  Our shareholders may remove a director from office in certain circumstances.  There is no requirement that a director own any of our capital shares.  Directors may appoint alternative directors in their place, with the exception of external directors, who may appoint an alternate director only in very limited circumstances.

Remuneration of Directors

Directors' remuneration is subject to our compensation policy which was approved by our shareholders on December 8, 2014 and to shareholder approval. Monetary compensation to external directors is mandated by Israeli regulations, which is subject to approval by the board of directors only in certain circumstances.

Powers of the Board of Directors

Our Board of Directors may resolve to take action at a meeting when a quorum is present, and each resolution must be passed by a vote of at least a majority of the directors present at the meeting who are entitled to participate in the meeting.  A quorum of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting, but shall not be less than two.

Our Board of Directors may elect one director to serve as Chairman of the Board to preside at the meetings of our Board of Directors, and may also remove such director.

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

Subject to the provisions of the Israeli Companies Law, the Company may enter into any contract or otherwise transact any business with any director in which contract or business such director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a director has a personal interest, directly or indirectly.

No person shall be disqualified to serve as a director by reason of his not holding shares in the Company.

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

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way, the ownership or voting of ordinary shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of ordinary shares. If we are wound up, then aside from any special rights of shareholders our remaining assets will be distributed among the shareholders in proportion to their respective holdings.

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

Approval of Officeholder Compensation

The Israeli Companies Law imposes approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Duties of Shareholders"). In general, all office holders' terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

Extraordinary Transactions

In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants, as well as the siblings and parents of the office holder's spouse and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction which is:

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

Amending the Rights of Shareholders

Pursuant to the Israeli Companies Law and the Company's articles of association, the Company may change the rights of owners of shares of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock.  An enlargement of a class of stock is not considered changing the rights of such class of stock.

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

It is the responsibility of the audit committee to determine whether or not a transaction is extraordinary.  In addition, the audit committee must also establish: (i) procedures for the consideration of any transaction with a controlling shareholder, even if it is not extraordinary, such as a competitive process with third parties or negotiation by independent directors; and (ii) approval requirements for controlling shareholder transactions that are not material.

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

Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company permit it to do so.  Our articles of association allow us, subject to the provisions of the Israeli Companies Law, to prospectively exculpate an office holder from all or some of the office holder's responsibility for damage resulting from the office holder's breach of the office holder's duty of care to the Company.

Insurance of Office Holders

Our articles of association further provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, in respect of each of the following:

•	a breach of an office holder's duty of care to us or to another person;
•	a breach of an office holder's duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;
•	a financial obligation imposed on him in favor of another person; or
•
reasonable litigation expenses, including attorneys' fees, incurred by the office holder as a result of administrative enforcement proceedings instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the "Israeli Securities Law")  and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorneys' fees.

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
•
reasonable litigation expenses, including attorneys' fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a  financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and

•
reasonable litigation expenses, including attorneys' fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

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

Anti-Takeover Provisions; Mergers and Acquisitions

The Israeli Companies Law prohibits the purchase of our shares if the purchaser's holding following such purchase increases above certain percentages without conducting a tender offer or obtaining shareholder approval. See "Item 3.D. Risk Factors - Risks Related to Our Location in Israel - Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares" above.

Delivery of Financial Statements

Our articles of association also provide that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC's website, www.sec.gov, and on our website, www.radcom.com.

C. MATERIAL CONTRACTS

For a summary of (i) the lease agreement for our Tel Aviv premises, see "Item 4.D—Information on the Company—Property, Plants and Equipment," (ii) the 2013 PIPE, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements," (iii) the Credit Facility from First International Bank of Israel, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans—Credit Facility from First International Bank of Israel," and (iv) the Loan Agreement with Mr. Zohar Zisapel, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Loans—Loan Agreement with Mr. Zohar Zisapel," each of which are incorporated herein by reference

D. EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of our Ordinary Shares, except for the obligation upon Israeli residents to file reports with the Bank of Israel regarding certain transactions.  However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time and from time to time.

E. TAXATION

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us.  The following also contains a discussion of the material Israeli consequences to purchasers of our ordinary shares and Israeli government programs that benefit us.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at the rate of 26.5% for the 2015 tax year. The Corporate Tax rate is scheduled to remain at the rate of 26.5% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	deductions over an eight-year period for purchases of know-how and patents, which are used for the development or the advancement of the company;
•	deductions over a three-year period in equal amounts of expenses involved with the issuance and listing of shares on a stock exchange;
•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and
•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which (exclusive of income from capital gains, direct real estate tax, interest and dividends), in any tax year, is derived from an "Industrial Enterprise" owned by it.  An "Industrial Enterprise" is defined as an enterprise whose primary major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise.  The Israeli Income Tax Ordinance New Version, 1961 (the "Tax Ordinance") distinguishes between a real gain and inflationary surplus.  The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "Significant Shareholder" at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders that acquired their shares prior to an initial public offering (which may be subject to a different tax arrangement).

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

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the " U.S. - Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to state or local taxes.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli company to non-residents of Israel, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution. Distributions of dividends are subject to the withholding of Israeli tax at the source at the prevailing rates under Israeli tax law.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; provided, however, that dividends deriving from income generated by an Approved or Benefited Enterprise are taxed at the rate of 15% (or 20% for dividends from a Preferred Enterprise).  Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise or Preferred Enterprise) paid to a U.S. company holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%, provided that not more than 25% of our gross income consists of interests or dividends.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

For information with respect to the applicability of High Income Tax on distribution of dividends and the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above under "—Capital Gains Tax on Sales of Our Ordinary Shares" above.

Israeli Transfer Pricing Regulations

In accordance with Section 85A of the Israeli Tax Ordinance, if in an international transaction (whereby at least one party is a foreigner or all or part of the income from such transaction is to be taxed abroad as well as in Israel) there is a special relationship between the parties (including but not limited to a family relationship or a relationship of control between companies), and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized than what would have been expected to be realized from a transaction of this nature, then such transaction shall be reported in accordance with customary market conditions and tax shall be charged accordingly. This section applies to transactions that transpired after November 29, 2006, at which time regulations with respect to this section were legislated. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the transaction and according to additional terms and conditions specified in the regulations.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder (a "Non-U.S. Holder"). This discussion considers only U.S. Holders that will own our ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder's decision to purchase our ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder's individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

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

Each holder of our ordinary shares is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws to such person's particular circumstances.

Taxation of U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares.  Subject to the discussion below under "Passive Foreign Investment Company Status," a U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussions below under "Passive Foreign Investment Company Status," and “Medicare Tax” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income."  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., NASDAQ) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury.  The United States Internal Revenue Service (the "IRS") has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual's U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under "Passive Foreign Investment Company Status," upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Subject to the discussion below under “Medicare Tax,” capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 20% for taxable years beginning after December 31, 2012).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares generally is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax.  With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their "net investment income," which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares.  U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a "PFIC") for 2014 if (taking into account certain "look-through" rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2014.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such ordinary shares received during the preceding three taxable years or, if shorter, during the U.S. Holder's holding period prior to the distribution year) with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder's holding period for the ordinary shares.  The U.S. Holder's income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent's basis or the fair value of such shares. Further, if we are a PFIC, each U.S. Holder will generally be required to file an annual report with the IRS.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a "qualified electing fund" (a "QEF"), in which case the U.S. Holder would be taxed currently, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge).  Special rules apply if a U.S. Holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC.  We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC.  Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  A U.S. Holder's basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder's QEF election is in effect beginning in the first taxable year in its holding period in which it were a PFIC, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily will generally be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. For non-corporate U.S. Holders, long-term capital gain is generally subject to a maximum U.S. federal income tax rate of 20% for taxable years beginning after December 31, 2012, subject to the discussion above under Medicare Tax.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock that is "marketable stock" (e.g., "regularly traded" on NASDAQ) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder's holding period for the ordinary shares. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder's tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder's tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered "regularly traded" or that our ordinary shares will continue to trade on NASDAQ.  Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute "marketable stock").

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  We believe that we should not be classified as a PFIC for 2014. We believe also that we were not a PFIC for tax years 2004 through 2013 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years.  Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  However, there can be no assurance that the IRS will not challenge our treatment.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary shares, which are all relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a timely QEF, mark-to-market or certain other special elections.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

The amount of any backup withholding may be allowed as a credit against a U.S. or Non-U.S. Holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

Certain individuals who are U.S. Holders may be required to file a Form 8938 to report their ownership of specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds.  U.S. Holders are urged to consult their tax advisors regarding their tax reporting obligations, including the requirement to file a Form 8938.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC's public reference room, located at 100 F Street, N.E., Washington, D.C.  20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at l-800-SEC-0330 for further information on the public reference room. In addition, some of our filings are available to the public on the SEC's website (www.sec.gov). We also generally make available on our own website (www.radcom.com) our annual reports as well as other information. However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders. We will mail out copies of our annual financial statements only to those shareholders that submit a written request for such statements.  See also "Item 10.B—Additional Information—Memorandum and Articles of Association" and "Item 16G—Corporate Governance." Information contained on our website is not a part of this Annual Report.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including changes in interest rates affecting primarily the interest received on short-term deposits and foreign currency fluctuations. We may in the future undertake hedging or other similar transactions or invest in market, risk-sensitive instruments if our management determines that it is necessary to offset these risks.

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash and cash equivalents and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held substantially in U.S. dollars with financial banks and bear annual average interest of approximately 0.36%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, Brazilian Real ("BRL") or in Euro for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and Brazilian Real. Based on our budget for 2015, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $200,000 per quarter and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the  BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $25,000 per quarter and vice versa.

See also "Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Currency Fluctuations."

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a.            Disclosure Controls and Procedures

The Company's management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2014. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that, as of December 31, 2014, the Company's disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

b.            Management's Annual Report on Internal Control over Financial Reporting

The Company's management, under the supervision of the Company's principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP; (3) provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company's management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2014, based on the 1992 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2014, the Company's internal control over financial reporting was effective.

c.            Attestation Report of the Registered Public Accounting Firm

Not applicable.

d.            Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Irit Hillel is our "audit committee financial expert" (as defined in paragraph (b) of Item 16A of Form 20-F) serving on our Audit Committee.  For information on Ms. Hillel's professional and educational background, see "Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management."  Ms. Hillel qualifies as an "independent" director under the NASDAQ Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2014 and 2013 were, respectively:

	2014	2013
Audit Fees	137,000	$135,500
Tax Fees	7,500	$5,000
All Other Fees	3,000	$0
Total	147,500	$140,500

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

Audit Committee's Pre-Approval Policies and Procedures

Our Audit Committee oversees our independent auditors.  See also the description under the heading "Board Practices" in "Item 6—Directors, Senior Management and Employees."  Our Audit Committee's policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors, before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the Chairperson of our Audit Committee is authorized to approve any such services between the meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting. All of the Audit Fees and Tax Fees set forth above were approved by the Audit Committee.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer whose Ordinary Shares are listed on the NASDAQ. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ Listing Rules, including the NASDAQ's corporate governance requirements.  The NASDAQ Listing Rules provide that foreign private issuers may follow their home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer submits to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws and discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.  In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home county practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

We follow the Israeli Companies Law, the relevant provisions of which are summarized in this Annual Report, rather than comply with the NASDAQ requirements relating to: (i) sending annual reports to shareholders, as described in "Item 10.H—Additional Information—Documents on Display," (ii) shareholder approval with respect to issuance of securities under equity-based compensation plans, including issuances to our officers, directors, employees, or consultants, or an affiliated entity of such a person, in a private placement at a price less than the market value of the stock and (iii) relating to the direct registration program.  The NASDAQ Listing Rules generally require shareholder approval when an equity-based compensation plan is established or materially amended, but we follow the Israeli Companies Law, which requires the approval of the board of directors or a duly authorized committee thereof, unless such arrangements are for the compensation of directors, in which case they also require audit committee and shareholder approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (1).
1.2	Amended and Restated Articles of Association, as amended (2).
2.1	Form of ordinary share certificate (3).
4.1	International Employee Stock Option Plan (4).
4.2 4.3	2003 Share Option Plan (3) 2013 Share Option Plan, as amended (2)
4.4	Lease Agreement, dated March 1, 2013, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English translations accompanied by Hebrew original)(3).
4.5	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (5).
4.6	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (6).
4.7	Lease Extension, dated November 14, 2012, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc (3).
4.8	Loan agreement dated November 26, 2012, by and between RADCOM Ltd. and Mr. Zohar Zisapel (3).
4.9
Covenants letter regarding the Credit Facility from First International Bank of Israel and the floating and fixed charge (3) (English translation of the covenants letter and an English summary of the floating charge, both accompanied by Hebrew originals).

8.1	List of Subsidiaries (2)
11.1	Code of Ethics (7).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2).
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2).
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 26, 2015 (2).
101
The following financial information from RADCOM Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012 (iii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2014, 2013 and 2012 ; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (vi) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections (8).

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
Name: David Ripstein
Title: Chief Executive Officer
Date: March 26, 2015

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

Tel: +972-3-6232525 Fax: +972-3-5622555 www.ey.com/il	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. and its subsidiaries (the "Company") as of December 31, 2014 and 2013 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 26, 2015	A Member of Ernst & Young Global

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,848	$1,185
Restricted bank deposits	32	1,505
Trade receivables (net of allowances for doubtful accounts amounted to $20 as of December 31, 2013)	5,477	5,723
Inventories	2,699	4,352
Other accounts receivable and prepaid expenses	1,411	3,092

Total current assets	16,467	15,857

SEVERANCE PAY FUND	3,051	3,535

OTHER LONG -TERM RECEIVABLES	600	-

PROPERTY AND EQUIPMENT, NET	200	253

Total assets	$20,318	$19,645

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit, net	$-	$629
Trade Payables	1,524	2,257
Employees and payroll accruals	2,377	2,109
Deferred revenues and advances from customers	765	1,305
Other accounts payable and accrued expenses	1,739	1,795

Total current liabilities	6,405	8,095

LONG-TERM LIABILITIES:
Deferred revenues	198	107
Accrued severance pay	3,453	3,944

Total long-term liabilities	3,651	4,051

Total liabilities	10,056	12,146

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: 9,997,670 shares authorized at December 31, 2014 and 2013; 8,447,307 and 7,940,340 shares issued and outstanding at December 31, 2014 and 2013, respectively	361	335
Additional paid-in capital	68,059	65,791
Accumulated other comprehensive loss	(1,062)	(805)
Accumulated deficit	(57,096)	(57,822)

Total shareholders' equity	10,262	7,499

Total liabilities and shareholders' equity	$20,318	$19,645

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2014	2013	2012

Revenues:
Products	$20,547	$17,917	$12,480
Services	3,089	2,565	3,306

	23,636	20,482	15,786
Cost of revenues :
Products	8,350	7,540	5,765
Services	343	350	417

	8,693	7,890	6,182

Gross profit	14,943	12,592	9,604

Operating expenses:
Research and development	5,812	5,615	6,102
Less - royalty-bearing participation	1,664	1,537	1,567

Research and development, net	4,148	4,078	4,535

Selling and marketing, net	7,295	7,592	8,515
General and administrative	2,262	2,051	2,107

Total operating expenses	13,705	13,721	15,157

Operating income (loss)	1,238	(1,129)	(5,553)

Financial expenses, net	(332)	(291)	(314)

Loss before taxes on income	906	(1,420)	(5,867)

Taxes on income	(180)	-	(120)

Net income (loss)	$726	$(1,420)	$(5,987)

Net profit (loss) per share:

Basic net income (loss) per Ordinary Share	$0.09	$(0.19)	$(0.93)

Diluted net income (loss) per Ordinary Share	$0.08	$(0.19)	$(0.93)

Weighted average number of Ordinary Share used in computing basic net income (loss) per share	8,088,974	7,340,056	6,442,068

Weighted average number of Ordinary Share used in computing diluted net income (loss) per share	8,592,387	7,340,056	6,442,068

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Net income (loss)	$726	$(1,420)	$(5,987)

Other comprehensive loss:
Foreign currency translation adjustments	(257)	(483)	(125)

Other comprehensive loss	(257)	(483)	(125)

Comprehensive income (loss)	$469	$(1,903)	$(6,112)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of shares	Share capital Amount		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total

Balance as of January 1, 2012	6,415,698	$250		$60,754	$(197)	$(50,415)	$10,392

Share-based compensation	-	-		672	-	-	672
Exercise of options	34,082	1		44	-	-	45
Net loss	-	-		-	-	(5,987)	(5,987)
Other comprehensive loss	-	-		-	(125)	-	(125)

Balance as of December 31, 2012	6,449,780	251		61,470	(322)	(56,402)	4,997

Issuance of shares and warrants, net of issuance expenses of $ 35 (private placement)	1,239,639	68		3,356	-	-	3,424
Share-based compensation	-	-		499	-	-	499
Exercise of warrants	73,333	4		252	-	-	256
Exercise of options	184,588	12		214	-	-	226
Net loss	-	-		-	-	(1,420)	(1,420)
Other comprehensive loss	-	-		-	(483)	-	(483)

Balance as of December 31, 2013	7,947,340	335		65,791	(805)	(57,822)	7,499

Share-based compensation	-	-		579	-	-	579
Exercise of warrants	5,974	*	)	21	-	-	21
Exercise of options	493,993	26		1,668	-	-	1,694
Net income	-	-		-	-	726	726
Other comprehensive loss	-	-		-	(257)	-	(257)

Balance as of December 31, 2014	8,447,307	$361		$68,059	$(1,062)	$(57,096)	$10,262

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows used in operating activities:

Net income (loss)	$726	$(1,420)	$(5,987)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	87	108	119
Share-based compensation	579	499	672
Increase (decrease) in severance pay, net	(7)	(19)	10
Decrease (increase) in trade receivables net of allowance for doubtful accounts	61	(2,716)	2,080
Decrease in other current assets	804	348	767
Decrease (increase) in inventories	1,379	2,131	(222)
Increase (decrease) in trade payables	(705)	348	(775)
Increase (decrease) in employees and payroll accrued	276	123	(88)
Increase (decrease) in other accounts payable and accrued expenses	584	(9)	(131)
Interest and linkage on short-term loan and restricted cash	(4)	8	12
Increase (decrease) in deferred revenue and advances from customers	(394)	(1,531)	1,082

Net cash provided (used) in operating activities	3,386	(2,130)	(2,461)

Cash flows used in investing activities:

Investment in Restricted bank deposits	-	(38)	(1,437)
Maturity of Restricted bank deposits	1,477	-	-
Purchase of property and equipment	(65)	(88)	(66)

Net cash provided (used) in investing activities	1,412	(126)	(1,503)

Cash flows from financing activities:

Receipts (repayment) of short-term bank credit, net	(629)	(429)	1,058
Receipts (repayment) of short-term loan (includes $750 from related party)	-	(1,550)	1,500
Proceeds from issuance of shares and warrants , net of issuance expenses of $ 35 (private placement)	-	3,424	-
Exercise of warrants	21	256	-
Exercise of options	1,694	226	45

Net cash provided by financing activities	1,086	1,927	2,603

RADCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012

Foreign currency translation adjustments on cash and cash equivalents	(221)	40	(66)

Increase in cash and cash equivalents	5,663	(289)	(1,427)
Cash and cash equivalents at beginning of year	1,185	1,474	2,901

Cash and cash equivalents at end of year	$6,848	$1,185	$1,474

(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$4	$30	$19
	Inventory transferred to be used as property and equipment	$-	$-	$4

(b)	Cash paid during the year for:

	Interest	$13	$43	$6

	Taxes on income	$180	$-	$120

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
RADCOM Ltd. (the "Company") is an Israeli corporation which provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. The Company's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM.

In February 2014, the MaveriQ was officially launched, and replaced the Company's OmniQ solution.  The MaveriQ is a unique, comprehensive, next-generation probe-based service assurance and CEM solution, designed to enable telecommunications carriers to carry out end-to-end voice and data quality monitoring and to manage their networks and services. The MaveriQ offers users a full array of drilldown and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting.

The Company has wholly-owned subsidiaries in the United States, Brazil and India, that are primarily engaged in the sales, marketing and customer support of the Company's products in North America, Brazil and India, respectively.

b.
In December 2014, one of the Company's customers in Latin America sent a termination announcement to the agreement between the parties, claiming for refund of all amounts previously paid and damages. The Company currently concludes that no potential loss with respect to claim to refund or damages fee is considered probable.

In addition, in light of this termination letter the Company took an inventory and related costs write-off charge of approximately $1,815 thousand during the year ended December 31, 2014. Such costs are related to equipment that was shipped to this customer for which revenue criteria have not been met. The write-off was charged to costs of revenue and selling and marketing, net expenses in a total amount of $1,639 and $176, respectively.

c.
The Company has an accumulated deficit of $57,096 as of December 31, 2014. The Company has managed its liquidity during this time through a series of cost reduction initiatives, including reduction in workforce and private placement transactions. In addition, in 2014 the Company became profitable and generated $3,386 from its operating activities. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least through the end of March 2016. The Company’s foregoing estimate is based, among others, on its current backlog and pipeline.

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

Most of the Company's and its subsidiaries, other than in Brazil, revenues and costs are denominated in U.S. dollars. Therefore, the Company's management believes the currency of the primary economic environment in which the operations of the Company are conducted is the United States dollar, which is used as the functional currency of the Company.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Statement of Accounting Standards Codification ("ASC") 830 "Foreign Currency Matters".

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

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances, and current economic conditions that may affect a customer's ability to pay. Allowance for doubtful accounts amounted to $0 and $20 thousand as of December 31, 2014 and 2013. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. No bad debt expenses have been recorded during the years ended December 31, 2014, 2013 and 2012. Total write-offs during the years ended December 31, 2014, 2013 and 2012 amounted to $0, $0 and $206, respectively.

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

Total inventory write-offs during the years ended December 31, 2014, 2013 and 2012 amounted to $187, $110 and $311, respectively. Following to Note 1b, during the year ended December 31, 2014, the Company recorded additional inventory write-off amounted to $1,005.

h.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Research and development equipment	25 - 33
Manufacturing equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	At the shorter of the lease period or useful life of the leasehold improvement

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "property, plants and equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2014, 2013 and 2012, no impairment losses were identified.

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

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. During the year ended December 31, 2014, the Company recognized revenue amounted to $2,205 from one contract which reflects completion percentage of 78%.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the Company's selling arrangements, the Company provides a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of its products. Accordingly, the Company records an appropriate provision for Warranty in accordance with ASC 450 "Contingencies" (see also Note 2m). After the Warranty period initially provided with the Company's products, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts." Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

Deferred revenues represent unrecognized fees collected for extended warranty services.

k.	Cost of revenues:

Cost of products is comprised of cost of hardware production, employees' salaries and related costs, allocated overhead expenses, warranty expenses, shipping and handling costs, sub-contractors costs, recurring and nonrecurring inventory and indirect taxes write-off, packaging, import taxes, license fees paid to third parties and royalties paid to the Office of the Chief Scientist (the "OCS").

Cost of services is comprised of cost of hardware maintenance and customer support employees' salaries and related costs.

l.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718 which requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

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

The fair value for options granted in 2014, 2013 and 2012 is estimated at the date of grant with the following weighted average assumptions:

	2014	2013	2012

Dividend yield	0%	0%	0%
Expected volatility	70%-74%	74%	80-100%
Risk-free interest	0.6%-0.8%	0.3%-0.6%	0.3-0.4%
Expected life (in years)	2.81	2.81	1.5-5.5

m.	Provision for product warranty:

The Company's policy is to grant a product warranty for a period of up to 12 months on its products. An extended warranty may be purchased for a longer period. The provision for warranties for all periods through December 31, 2014, is determined based upon the Company's past experience. As of December 31, 2014, the provision for product warranty is immaterial.

n.	Research and development costs:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Government grants:

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (specifically from the OCS) in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction in research and development costs as such costs are incurred. Royalties to the OCS are recorded under cost of sales, when the related sales are recognized. See also Note 7a.

The Company received participation from the Israeli Ministry of Economy, commerce and labor, which is a participation of up to 50% of relevant marketing expenses. These grants are presented as a reduction in marketing expenses amounted to $55, $150 and $109 for the years ended December 31, 2014, 2013 and 2012, respectively. See also Note 7a.

p.	Income (loss) per share:

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculation of diluted net income (loss) per share was 1,368,220, 1,353,372 and 1,248,631 as of December 31, 2014, 2013 and 2012, respectively.

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes is more likely than not that such benefits will not be realized.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Income tax uncertainties:

In accordance with ASC 740 "Income Taxes", the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2014 and 2013, no liability for unrecognized tax benefits was recorded as a result of the implementation of ASC 740.

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

Severance expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $527, $537 and $588, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, restricted bank deposits, trade receivables, trade and other accounts payable and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

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

v.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive loss:

The Company accounts for comprehensive loss in accordance with ASC No. 220, "Comprehensive Income" which establishes standards for the reporting and displays of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its only item of other comprehensive loss relates to foreign currency translation adjustment and gains or losses on intra-entity foreign currency transactions that are of a long-term investment nature in connection to its subsidiary in Brazil.

x.	Recently issued accounting standards:

1.
In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers" which supersedes the revenue recognition requirements in "Revenue Recognition"(Topic 605), and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods and services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2014-09 on its consolidated financial statements.

2.
In August 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity s Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	INVENTORIES

	December 31,
	2014	2013

Raw materials	$919	$1,304
Finished products (*)	1,780	3,048

	$2,699	$4,352

(*)	Includes amounts of $ 1,208 and $ 2,109 for 2014 and 2013, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2013

Indirect taxes	$27	$82
Government of Israel - OCS receivable	357	389
Prepaid expenses and work in progress	738	2,328
Advances to suppliers	26	151
Others	263	142

	$1,411	$3,092

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2014	2013

Cost:
Demonstration and rental equipment	$16	$4
Research and development equipment	206	206
Manufacturing equipment	149	149
Office furniture and equipment	482	461
Leasehold improvements	419	418

	1,272	1,238
Accumulated depreciation:
Demonstration and rental equipment	-	-
Research and development equipment	179	146
Manufacturing equipment	101	77
Office furniture and equipment	393	378
Leasehold improvements	399	384

	1,072	985

	$200	$253

Depreciation expenses for the year ended December 31, 2014, 2013 and 2012 amounted to $ 87, $108 and $ 119, respectively. In addition, during the years ended December 31, 2014, and December 31, 2013 the Company recorded a reduction of $0 and $6,044 respectively to the cost, and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 6:-	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2014	2013

Royalties - OCS payable	$827	$690
Commissions	76	62
Provision for product warranty	75	142
Accrued expenses	761	901

	$1,739	$1,795

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

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

Royalties are payable at the rate of 3.5% from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR rate.

The total research and development grants that the Company has received from the OCS as of December 31, 2014 were $36,685. The accumulated interest as of December 31, 2014 was $12,709. As of December 31, 2014, the accumulated royalties paid to the OCS were $10,918. Accordingly, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $38,476 as of December 31, 2014.

Royalty expenses relating to the OCS grants included in cost of sales for the years ended December 31, 2014, 2013 and 2012 were $827, $706 and $562, respectively.

In May 2010, the Company received a notice from the OCS regarding alleged miscalculations in the amount of royalties paid by the Company to the OCS for the years 1992-2009 and the revenues basis of which the Company has to pay royalties. The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued. During 2011, the Company reviewed with the OCS alleged miscalculation differences and since then await further instructions. The Company assessed the merits of the aforesaid arguments raised by the OCS and recorded liability for an estimated loss respectively.

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

The total research and development funds that the Company has received from the BIRD-F were $340. As of December 31, 2014, the Company is required to pay royalties up to an amount of $789, including linkage to the United States Consumer Price Index (CPI).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2014, the accumulated royalties paid to the BIRD-F including linkage to the CPI were $434. Accordingly, the Company's total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to $355 as of December 31, 2014.

Starting 2003 the Company has not generated sales of products developed with the funds provided by BIRD-F, therefore the Company is not obligated to pay royalties or repay the grant since that date.

3.
In April 2012, the Israeli Ministry of Economy, commerce and labor approved the Company's application for participation in funding the setting up of the Company’s Indian subsidiary as part of a designated grants plan for the purpose of setting up and establishing a marketing agency in India. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India, based on the approved budget for the plan over a period of 3 years.

The Company is obligated to pay to the Israeli Ministry of Economy, commerce and labor royalties of 3% on sales in the target market over a period of five years but not more than the total linked amount of the grant received.

The total marketing grants that the Company has received from the Ministry of Economy, commerce and labor as of December 31, 2014 were in the amount of $314. As of December 31, 2014, no liability was accrued.

b.	Operating leases:

Premises occupied by the Company and its subsidiaries are rented under various rental agreements, part of which are with related parties (see also Note 11). The rental agreements for the premises of the Company and its subsidiaries expire up to November 14, 2017.

Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2014, are (in the aggregate) and for each succeeding fiscal year below:

As of December 31, 2014:

2015	$601
2016	519
2017	523

Total	$1,643

Total lease expenses (net of sublease income from premises under sublease agreements) amounted to $883, $941 and $1,056 for the years ended December 31, 2014, 2013 and 2012, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Bank guarantee:

As of December 31, 2014, the Company established a guarantee to the Israeli customs amounted to $ 32 which expires on April 30, 2015.

d.	Pledge:

The Company pledged and granted to a commercial bank a first priority floating charge on all of our assets, and a first priority fixed charge on certain other assets in connection to various services received from time to time from the commercial bank. The Pledge contains a number of customary restrictive terms and covenants that limit the Company operating flexibility, such as (1) limitations on the creation of additional liens and on the sale or transfer of certain Company assets, and (2) the ability of the bank to accelerate repayment upon the occurrence of certain events, such as breach of covenants, liquidation, or a reduction in joint ownership of certain principal shareholders of the Company below 30% or the equity below 32% with respect to the balance sheet's total. As of December 31, 2014, the Company has no financial obligations. In addition, as of the date of the consolidated financial statements the Company met all of the requirements of the restrictive terms and covenants of the pledge and expects to continue to meet them in the foreseeable future.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME

a.	Israeli taxation:

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

Tax loss carryforward:

As of December 31, 2014, the Company's tax loss carryforward and capital loss were $36,619 and $633, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

b.	Foreign subsidiaries:

U.S subsidiary:

1.	The U.S subsidiary is taxed under United States federal and state tax rules.

2.
The U.S subsidiary's tax loss carryforward amounted to $8,516 as of December 31, 2014 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiary and will expire in the years 2014-2027 for federal tax purpose and in the year 2014 for state tax purpose.

3.	The U.S subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2010 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules.

2.
The Brazilian subsidiary's tax loss carryforward amounted to $742 as of December 31, 2014 for tax purposes. Tax losses may be carried forward indefinitely, but can only offset up to 30% of the company taxable income for a tax period.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont.)

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2014	2013
Deferred tax assets:
Carryforward tax losses	$14,781	$16,638
Research and development credit	513	635
Accrued social benefits and other	767	1,114

	16,061	18,387
Less - valuation allowance	(16,061)	(18,387)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2014 was an decrease of $2,326 and is mainly relates to decrease in deferred taxes on NOL's for which a full valuation allowance was recorded. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are comprised from withholding taxes that were deducted by the Company's clients.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2014	2013	2012

Domestic	$3,350	$(1,618)	$(5,684)
Foreign	(2,444)	198	(183)

Income (loss) before income taxes	$906	$(1,420)	$(5,867)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2014	2013	2012

Income (loss) before income taxes, as reported in the statements of operations	$906	$(1,420)	$(5,867)

Statutory tax rate in Israel	26.5%	25%	25%

Theoretical tax benefit	$240	$(355)	$(1,467)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(176)	19	(11)
Non-deductible expenses and other permanent differences	222	165	185
Change of deferred tax as result of tax rate change	-	(727)	-
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	-	(469)	-
Differences in taxes arising from foreign currency exchange, net	1,715	186
Losses and timing differences for which no deferred taxes were recorded	(2,326)	1,619	1,083
withholding taxes that were deducted by the Company's clients	180		120
Other	325	(438)	210

Income taxes	$180	$-	$120

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2014, 2013 and 2012, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY

a.
The number of shares issued and outstanding at December 31, 2014 and 2013 does not include 5,189 Ordinary Shares, which are held by a subsidiary, and 30,843 Ordinary Shares which are held by the Company.

1.	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

2.
On April 24, 2013, the Company entered into a private placement transaction (the "2013 PIPE"). Under the 2013 PIPE investment, the Company issued 1,239,639 Ordinary Shares to existing and new investors (investors in the 2013 PIPE included certain existing shareholders) at an aggregate gross purchase price of $ 3,459 or $ 2.79 per Ordinary Share. The related issuance costs amounted to $35. The Company also issued to the investors warrants to purchase one Ordinary Share for every three Ordinary Shares purchased by each investor (up to 413,213 shares) for an exercise price of $ 3.49 per Ordinary Share and therefore were recorded and classified as part of shareholders' equity. The warrants are exercisable for three years from the closing of the 2013 PIPE. As of December 31, 2014, 79,307 warrants were exercised.

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

On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan grants options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route" (See also note 12).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

2.	Grants in 2014, 2013 and 2012 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

3.	Stock options under the Radcom plans are as follows for the periods indicated:

	Number of options(in thousands)	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	1,013,492	4.34	3.64	$1,813
Granted	282,000	5.85
Exercised	(493,993)	3.44
Expired & forfeited	(35,374)	6.41

Outstanding at December 31, 2014	766,125	5.38	3.55	$5,221

Vested and expected to vest at December 31, 2014	766,125	5.38	3.55	$5,221

Exercisable at December 31, 2014	588,525	5.33	3.21	$4,050

The aggregate intrinsic value of options outstanding at December 31, 2014 represents intrinsic value of 721,475 outstanding options that are in-the-money as of December 31, 2014. The remaining 44,650 outstanding options are out of the money as of December 31, 2014, and their intrinsic value was considered as zero.

The aggregate intrinsic value of options exercisable at December 31, 2014 represents intrinsic value of 544,225 outstanding options that are in-the-money as of December 31, 2014. The remaining 44,300 outstanding options are out of the money as of December 31, 2014, and their intrinsic value was considered as zero.

During the year ended December 31, 2014, the Company's Board of Directors approved the grant of 282,000 to certain grantees at an exercise price ranged among $5.25 to $8.60 per share. Such options have vesting schedule of one year since the grant date.

The total number of shares available for future grants under the 2013 Share Option Plan as of December 31, 2014 was 24,000. On Feb 2015, the Board of Directors authorized additional 250,000 options for future grants.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

4.	As of December 31, 2014, stock options under the Radcom 2003 Share Option Plan and 2013 Share Option Plan are as follows for the periods indicated:

	Options outstanding at December 31, 2014			Options exercisable at December 31, 2014
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.7 - 1.95	58,150	1.83	1.98	58,150	1.83	1.98
2.56 - 4.86	345,700	3.50	3.82	305,700	3.55	3.69
5.0 - 8.60	257,125	6.07	4.12	119,875	5.90	3.57
10.80 - 13.16	105,150	11.81	2.10	104,800	11.80	2.10

	766,125			588,525

5.	The weighted average fair values of options granted during the years ended December 31, 2014, 2013 and 2012 were $2.7, $1.7 and $2.5, respectively.

6.	The following table summarizes the departmental allocation of the Company's share-based compensation charge:

	Year ended December 31,
	2014	2013	2012

Cost of sales	$12	$7	$14
Research and development	178	117	205
Selling and marketing	146	82	167
General and administrative	243	293	286

	$579	$499	$672

7.	Share-based compensation:

As of December 31, 2014, there are $220 of total unrecognized company cost related to non-vested share based compensation that are expected to be recognized over a period of up to 2 years.

c.	Warrants:

The Company's outstanding warrants and rights as of December 31, 2014 are as follows:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through
April 24, 2013	333,906	3.49	April 23, 2016

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see also Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following table present total revenues for the years ended December 31, 2014, 2013 and 2012 and long-lived assets as of December 31, 2014, 2013 and 2012:

1.	Revenues from sales to unaffiliated customers:

	Year ended December 31,
	2014	2013	2012

North America	$1,922	$1,687	$3,850
Europe	3,189	4,044	2,970
Asia (Excluding Philippines)	847	435	1,534
Philippines	3,544	3,173	1,292
South America (Excluding Brazil)	4,235	4,579	2,848
Brazil	6,448	5,469	1,896
Other (Including Israel)	3,451	1,095	1,396

	$23,636	$20,482	$15,786

2.	Property and equipment, net, by geographic areas:

	Year ended December 31,
	2014	2013	2012

Israel	$151	$213	$222
Other	49	40	46

	$200	$253	$268

3.	Major customer data as a percentage of total revenues:

In 2014, the Company had three customers in the Brazil, Philippines and Israel that amounted 22.2%, 14.9% and 11.7%, respectively, of the total consolidated revenues. In 2013, the Company had two customers in the Philippines and Brazil that amounted 15.5% and 10.7%, respectively, of the total consolidated revenues. During 2012, the Company did not have any customer that amounted to more than 10% of the total respective consolidated revenues.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial expenses, net:

	Years ended December 31,
	2014	2013	2012

Financial Income:
Interest income	$170	$49	$15
Foreign currency exchange gain	193	36	77

	363	85	92

Financial expenses:
Interest and bank charges	(40)	(117)	(108)
Foreign currency exchange gain	(655)	(259)	(298)

	(695)	(376)	(406)

	$(332)	$(291)	$(314)

d.	Net income (loss) per share:

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Years ended December 31,
	2014	2013	2012

Numerator:

Numerator for basic net income (loss) per share	$726	$(1,420)	$(5,987)

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	-	-	-

Numerator for dilutive net income (loss) per share	$726	$(1,420)	$(5,987)

Denominator:

Denominator for dilutive net income (loss) per share - weighted average number of ordinary share	8,088,974	7,340,056	6,442,068

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	503,413	-	-

Denominator for diluted net income (loss) per share - adjusted weighted average number of ordinary share	8,592,387	7,340,056	6,442,068

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company which as of December 31, 2014 have joint ownership of approximately 38% in the Company's equity are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties (see also Note 7b). The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease payments were $417, $ 410 and $ 438 in 2014, 2013 and 2012, respectively.

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

b.
In December 2012, the Company entered into a consulting agreement ("Agreement") with a consultant which is also the domestic partner of one of its controlling shareholders and Chairman of the Company's Board of Directors. Based on the key terms of the Agreement, the consultant provided advisory services to the management with respect to business operations for a monthly amount which equaled the average monthly salary of employees in Israel, plus Israeli Value Added Tax.  The Agreement was expired in January 2013 but was extended through to January 2015. Expenses incurred under this Agreement are immaterial. During the years ended December 31, 2014, 2013 and 2012 the Company recorded expenses incurred under this Agreement in amount of $ 39, $ 43 and $ 37, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

c.
In November 2012, the Company secured a loan of $ 750 (equivalent to 2,900 NIS at that time) from one of its principal shareholder and Chairman of the Company's Board of Directors to finance its operations. The term of the loan was initially until March 31, 2013 which was extended until June 30, 2013. The loan was exposed to changes in the USD/NIS exchange rates. The loan was fully repaid by the Company during June 2013. The loan was interest-free, but the amount of principal required to be repaid was linked to the Israeli CPI. The average Israeli CPI increased during the years ended December 31, 2012 and 2013, by 1.6% and 1.8% respectively which caused finance expenses amounted to $ 23 and $ 27 for the aforementioned years, respectively.

d.
Following to Note 9a2, in April and June 2013, the Company completed 2013 PIPE in which $ 3,459 have been raised from certain existing and new investors, including $ 1,100 and $ 50 were invested by one of its principal shareholder and Chairman of the Company's Board of Directors and the Company's President and Chief Executive Officer, respectively.

e.	Balances with related parties:

	December 31,
	2014	2013
Assets:

Trade receivables	$2	$11
Other accounts receivable and prepaid expenses	$-	$-

Liabilities:

Trade Payables	$155	$159
Other accounts payables and accrued expenses	$11	$46

f.	Transactions with related parties:

	Year ended December 31,
	2014	2013	2012

Revenues	$19	$403	$451

Expenses:

Cost of sales	$56	$54	$66

Operating expenses:

Research and development	$249	$208	$198
Sales and marketing	$125	$126	$181
General and administrative	$60	$53	$57

Financial expenses (income)	$-	$27	$23

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SUBSEQUENT EVENTS

a.	On February 2, 2015, our Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Share Option Plan, from 500,000 to 750,000.

In addition, On February 2, 2015, the Board of Directors approved the grant of 191,750 (10,000 out of which are subject to shareholders approval) options to certain Company’s employees and officers.  The options shall vest in one year, over four equal quarterly installments, commencing as of the effective date of the grant.

b.
On February 19, 2015, the Company's Board of Directors amended the Company's 2013 Stock Option Plan. The 2013 Plan expires on April 2, 2023. Under the amended 2013 Plan, the Company may in addition to granting options to purchase its ordinary shares, also grant restricted shares and Restricted Share Units ("RSUs") to its employees, directors, consultants and contractors.

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
101
The following financial information from RADCOM Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012; (ii) Consolidated Balance Sheets at December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections (1).

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