Form 20-F
period 2015-12-31
RADCOM LTD
filed 2016-03-29
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2015, there were 8,638,685 ordinary shares, NIS 0.20 par value per share, outstanding.

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

Omni-Q® is our only registered trademark.  All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

Below are definitions of certain technical terms that are used throughout this Annual Report that are important for understanding this Annual Report.

GLOSSARY
3G	Third-generation digital cellular networks.
4G	Fourth-generation digital cellular networks.
BSS
Business Support System. The components that a telephone CSP uses to run its business operations that relate to the customer/subscriber usage; handles taking orders, processing bills, and collecting payments.

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

CSP
Communication Service Provider. Includes all service providers offering telecommunication services or some combination of information and media services, content, entertainment and applications services over communication networks. CSPs include the following categories: Telecommunications carrier and cable service provider.

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

NFV
Network Function Virtualization. NFV is a software-centric design approach for building complex information technology (IT) networks and applications, particularly for use by CSPs.  NFV virtualizes entire classes of network functions into building blocks that may be connected, or chained together to create services in software-based, virtualized network environments.  NFV offers a new way to design, deploy and manage networking services. NFV decouples network functions, such as network address translation (NAT), firewalling, intrusion detection, domain name service (DNS), caching, etc., from proprietary hardware appliances, so that these functions can run as virtualized software applications. It is designed to consolidate and deliver the networking components needed to support a fully virtualized infrastructure – including virtual servers, storage and even other networks.  It utilizes standard IT virtualization technologies that run on high-volume service, switch and storage hardware to virtualize network functions. It is applicable to any data plane processing or control plane function in both wired and wireless network infrastructures.

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

TCP
Transmission Control Protocol. TCP provides a reliable stream delivery and virtual connection service to applications through the use of sequenced acknowledgment with retransmission of packets when necessary. It is one of the core protocols of the Internet Protocol Suite. TCP is one of the two original components of the suite (the other being Internet Protocol, or IP), so the entire suite is commonly referred to as TCP/IP. Whereas IP handles lower-level transmissions from computer to computer as a message makes its way across the Internet, TCP operates at a higher level, concerned only with the two end systems, for example a Web browser and a Web server.

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

VoLTE
Voice over Long Term Evolution. VoLTE is GSM's adoption of the "One Voice" initiative, which describes standard configurations for carrying (packet) voice over LTE. VoLTE eliminates the need for 2G/3G voice, the whole problem of multiple networks, certain extra components and costs of devices by carrying the voice over the LTE channel using adaptive multi rate (AMR) coding. Using IP Multimedia Subsystems (IM S) specifications developed by 3GPP as its basis, GSM has expanded upon the original scope of One Voice work to address the entire end-to-end voice and short message service (SMS) ecosystem by also focusing on roaming and interconnect interfaces, in addition the interface between customer and network.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.

These forward-looking statements include, but are not limited to:

•	our plans to become the market leader for service assurance and CEM to leading CSPs and increase our sales;

•	our plans to focus our expansion efforts in Tier 1 and other leading CSPs in the North American, European, and Asian markets and our success in doing so;

•	our ability to leverage our technology leadership and the accumulative experience to implement one of the largest and most comprehensive NFV deployments;

•	our expectations to maintain our technological advantage over our competitors;

•	maintaining our relationship with Amdocs and its affiliates;

•	delivering and implementing successfully our solutions to the leading North American mobile operator that was recently announced;;

•	our ability to expand our foothold with Tier1 CSPs as a result, among other things, of the selection of a Tier 1 CSP in North American mobile operator of our solutions;

•	our ability to identify, market and sell our solutions to CSPs migrating to LTE, VoLTE and 5G;

•	our expectation that the NFV market will continue gaining momentum during 2016;

•	mobile data services to become a significant revenue source for CSPs; and

•	increased spending by CSPs of next-generation services and increased usage of such services and increase of the potential need for service assurance solutions.

In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. Risk Factors and in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

TABLE OF CONTENTS

PART I			9
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		9
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		9
ITEM 3.	KEY INFORMATION		9
	A.	SELECTED FINANCIAL DATA	9
	B.	CAPITALIZATION AND INDEBTEDNESS	11
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	11
	D.	RISK FACTORS	11
ITEM 4.	INFORMATION ON THE COMPANY		29
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	29
	B.	BUSINESS OVERVIEW	30
	C.	ORGANIZATIONAL STRUCTURE	40
	D.	PROPERTY, PLANTS AND EQUIPMENT	41
ITEM 4A.	UNRESOLVED STAFF COMMENTS		41
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		41
	A.	OPERATING RESULTS	45
	B.	LIQUIDITY AND CAPITAL RESOURCES	50
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	54
	D.	TREND INFORMATION	54
	E.	OFF–BALANCE SHEET ARRANGEMENTS	55
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	55
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		56
	A.	DIRECTORS AND SENIOR MANAGEMENT	56
	B.	COMPENSATION	59
	C.	BOARD PRACTICES	61
	D.	EMPLOYEES	64
	E.	SHARE OWNERSHIP	65
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		66
	A.	MAJOR SHAREHOLDERS	66
	B.	RELATED PARTY TRANSACTIONS	67
	C.	INTERESTS OF EXPERTS AND COUNSEL	69
ITEM 8.	FINANCIAL INFORMATION		70
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	70
	B.	SIGNIFICANT CHANGES	70
ITEM 9.	THE OFFER AND LISTING		71
	A.	OFFER AND LISTING DETAILS	71
	B.	PLAN OF DISTRIBUTION	72
	C.	MARKETS	72
	D.	SELLING SHAREHOLDERS	73
	E.	DILUTION	73
	F.	EXPENSES OF THE ISSUE	73
ITEM 10.	ADDITIONAL INFORMATION		73
	A.	SHARE CAPITAL	73
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	73
	C.	MATERIAL CONTRACTS	80
	D	EXCHANGE CONTROLS	80
	E.	TAXATION	80
	F.	DIVIDENDS AND PAYING AGENTS	88
	G.	STATEMENT BY EXPERTS	88
	H.	DOCUMENTS ON DISPLAY	88
	I.	SUBSIDIARY INFORMATION	89
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		89
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		90

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 from our audited consolidated financial statements and notes included in this Annual Report.  Our selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, have been derived from audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

You should read the selected consolidated financial data together with "Item 5—Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this Annual Report.  All references to "dollar," "dollars" or "$" in this Annual Report are to the "U.S. dollar" or "U.S. dollars."  All references to "NIS" are to the New Israeli Shekels.

Statement of Operations Data:

	Year Ended December 31,
	2015	2014	2013	2012	2011

Revenues:
Products	$16,122	$20,547	$17,917	$12,480	$19,199
Services	2,551	3,089	2,565	3,306	2,788
	18,673	23,636	20,482	15,786	21,987
Cost of revenues:
Products	4,041	8,350	7,540	5,765	6,074
Services	285	343	350	417	606
	4,326	8,693	7,890	6,182	6,680
Gross profit	14,347	14,943	12,592	9,604	15,307
Operating expenses:
Research and development	6,071	5,812	5,615	6,102	5,866
Less - royalty-bearing participation	1,582	1,664	1,537	1,567	1,235
Research and development, net	4,489	4,148	4,078	4,535	4,631

Sales and marketing, net	7,834	7,295	7,592	8,515	9,962

General and administrative	2,393	2,262	2,051	2,107	2,234

Total operating expenses	14,716	13,705	13,721	15,157	16,827

Operating (loss) income	(369)	1,238	(1,129)	(5,553)	(1,520)

Financing expenses, net	(433)	(332)	(291)	(314)	(384)
Income (loss) before taxes on income	(802)	906	(1,420)	(5,867)	(1,904)
Taxes on Income	(121)	(180)	---	(120)	---

Net (loss) income	(923)	726	(1,420)	(5,987)	(1,904)
Basic net (loss) income per ordinary share	$(0.11)	$0.09	$(0.19)	$(0.93)	$(0.30)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	8,572,681	8,088,974	7,340,056	6,442,068	6,367,560

Diluted net (loss) income per ordinary share	$(0.11)	$0.08	$(0.19)	$(0.93)	$(0.30)
Weighted average number of ordinary shares used to compute diluted net (loss) income per ordinary share	8,572,681	8,592,387	7,340,056	6,442,068	6,367,560

Balance Sheet Data:
Working capital	$9,643	$10,062	$7,762	$5,194	$10,670
Total assets	$20,135	$20,318	$19,645	$19,867	$21,345
Shareholders' equity	$9,863	$10,262	$7,499	$4,997	$10,392
Share capital	$372	$361	$335	$251	$250

Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March (through March 24, 2016)	3.912	3.842
February 2016	3.964	3.871
January 2016	3.983	3.913
December 2015	3.905	3.855
November 2015	3.921	3.868
October 2015	3.923	3.816
September 2015	3.949	3.863

On March 24, 2016, the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.842 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative daily rate of exchange during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2016 (through March 24, 2016)	3.915
2015	3.884
2014	3.577
2013	3.609
2012	3.858
2011	3.582

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

Risks Related to Our Business and Our Industry

Our business is dependent on a limited number of significant customers, and the loss of our significant customers could harm our results of operations.

We expect to depend on sales of our solutions to a limited number of customers for the substantial majority of our revenues in 2016.  The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on our business, results of operations and financial condition. For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

A reduction in some CSPs' revenues and profitability, which may lead them to decrease their investment in capital equipment and infrastructure, may in turn affect our revenues and results of operations. A continued slowdown in our customers' investment in capital equipment and infrastructure may materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include 3G and 4G cellular and triple-play networks, and NFV.  During the last few years, some of the CSPs experienced a reduction in their revenues from subscribers and lower profitability, which affected the spending budget of such telecommunications carriers. The global telecommunications industry, as well as the various sectors within the industry, is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development. The deregulation, privatization and economic globalization of the worldwide telecommunications market that have resulted in increased competition and escalating demand for new technologies and services may not continue in a manner favorable to us or our business strategies. In addition, the growth in demand for Internet and data services and the resulting need for high speed or enhanced telecommunications equipment may not continue at its current rate or at all.

Our future success also depends upon the increased utilization of our monitoring solutions by next-generation network operators. CSPs may not adopt our technology. Furthermore, any such new technology may not lead to greater demand for our products.

 During the last few years, developments in the communications industry such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services, the plans of CSPs to shift, transform and adapt their network operations to the NFV and changes in the regulatory environment, have had a material adverse effect on our existing and/or potential customers, and may continue to have such an effect in the future. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results, prospects, and capital spending levels of many communications companies to decline.  Over the last few years, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects, and in some cases, led to restructurings.

Recent and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The recent economic environment had a significant negative impact on business around the world. The impact of these conditions on the technology industry and our major customers has been quite severe. Conditions may continue to be depressed, or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part, to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, any disruption in the ability of customers to access liquidity could lead customers to request longer payment terms from us or long-term financing of their purchases from us. If we are unable to grant extended payment terms when requested by customers, our sales could decrease. Granting extended payment terms or a significant adverse change in a customer's financial and/or credit position, would have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer's receivables, or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and our losses may increase.

Our plans to focus our sales efforts in Tier 1 and other leading CSPs in the North American and European markets may not be successful.

With the recognition of our technological leadership in the service assurance for NFV we have started to enhance our presence in North America, Europe, and Asia where a significant share of the NFV activity is taking place. We plan to expand our foothold in these markets, both directly and indirectly through partnerships. Although our recent selection by a top tier 1 leading North American mobile operator is expected to significantly help open doors to a relatively untapped market for us, we may not be successful in expanding our business in said markets.

Our expectation that the NFV market will continue gaining momentum during 2016 and thereafter may not materialize.

Although the majority of the industry’s leading CSPs are either evaluating NFV or have started deploying virtualized solutions for their network functionality, and despite our expectation that the NFV market will continue to gain momentum during year 2016 and thereafter, the actual pace of NFV transformation may take time, and as a result the market’s need for our NFV solution may take more time to materialize.

We may not deliver and implement successfully our solutions to a leading North American mobile operator

On December 28, 2015, we entered into an End User License Agreement with one of Amdocs Software’s customers, a top-tier leading North American mobile operator, pursuant to which we would grant a license to use our NFV solutions. We may not deliver and implement successfully or timely our solutions to this CSP and as a result, we may incur losses.

We have a history of net losses and may not achieve or sustain profitability in the future.

We have a history of net losses.  Although we were profitable in 2014, in 2015 and 2013 we incurred net losses of $0.9 million and $1.4 million, respectively. We may continue not to be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

Our actual cash flows may not be sufficient to meet our obligations.

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

The telecommunications market for our products is characterized by rapidly changing technology, network infrastructure, changing customer requirements, evolving industry standards and frequent new product introductions.  These changes could reduce the market for our products or require us to develop new products and to keep adapting them, in order to remain up to date with our customers' requirements.

The 3G, LTE (Long Term Evolution), VoLTE (Voice over Long Term Evolution) networks and NFV (Network Function Virtualization) required us to develop a new product, MaveriQ, which was launched in 2014 and which replaced the OmniQ, our hardware-based solutions.

In 2015 we invested in R&D, and such R&D efforts will continue in the future to develop our NFV solutions, in anticipation of further disruptive changes in the telecommunication market from software-centric architectures and NFV.

New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products.  Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. For example, many of our strategic initiatives and investments are aimed at meeting the requirements of application providers of 3G and LTE cellular, triple-play networks and NFV. If networking evolves toward greater emphasis on application providers, we believe that we have positioned ourselves well relative to our key competitors. However, if networking does not evolve toward a greater emphasis on application providers, our initiatives and investments in this area may be of no or limited value.

In addition, a 2014 cooperation agreement among Huawei, Ericsson and NSN called "OSSii" (Operations Support Systems interoperability initiative) aims to facilitate interoperability between network management systems from different vendors. If this initiative succeeds, it could lead to a decreased need for our probe-based solutions, as network elements could supply the performance and quality measurements provided by our probe-based solutions.  As a result, we cannot quantify the impact of new product introductions on our future operations.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our share price to fluctuate and/or to decline.

In 2015, we experienced, and expect to experience in the future, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

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

Our costs of sales consist of variable costs, which include hardware purchasing,  packaging, royalties to the Chief Scientist (as defined below), license fees paid to third parties and import taxes, recurring and non-recurring write-off of inventory, subcontractors’ expenses and of fixed costs which include facilities' payments, employees' salaries and related costs and overhead expenses. A major of our costs of sales are relatively variable, and the costs are determined based on our anticipated revenue. We believe, therefore, that quarter -to- quarter comparisons of our operating results may not be a reliable indication of future performance.

Our revenues in any quarter generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a more significant impact on our quarterly revenues and results of operations, than on those of companies with relatively high volumes of sales or low revenues per order.

We may experience a delay in generating or recognizing revenues for a number of reasons, including based on revenue recognition accounting requirements. In many cases we cannot recognize revenue from an order prior to customer acceptance, which may take 3 to 12 months. Therefore, a major part of the revenue of a fiscal quarter is derived from the backlog of shipped orders and generally is not tied to the date of a customer's order or the shipment date.

Our revenues for a particular quarter may also be difficult to predict and may be affected if we experience a non-linear sales pattern. We generally experience significantly higher levels of sales orders towards the end of a quarter, as a result of customers submitting their orders late in the quarter. Furthermore, orders received towards the end of the quarter may not be delivered within the quarter due to our production and development lead times. These orders are booked within the quarter, but only recognized as revenue at a later stage.

If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results for that quarter could be adversely affected.

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

 Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

We generate sales from various emerging market countries. As sales from these countries represent a significant portion of our total sales, and as these countries represent a significant portion of our expected growth, economic or political turmoil in these countries could materially adversely affect our sales and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange rates, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Any reversal or slowdown in the deregulation of telecommunications markets could materially harm the markets for our products.

Future growth in the markets for our products will depend, in part, on the continued privatization, deregulation and the restructuring of telecommunications markets worldwide, as the demand for our products is generally higher when a competitive environment exists. Any reversal or slowdown in the pace of this privatization, deregulation or restructuring could materially harm the markets for our products. Moreover, the consequences of deregulation are subject to many uncertainties, including judicial and administrative proceedings that affect the pace at which the changes contemplated by deregulation occur, and other regulatory, economic and political factors. Furthermore, the uncertainties associated with deregulation have in the past, and could in the future, cause our customers to delay purchasing decisions pending the resolutions of these uncertainties.

Our growing international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide.

We are affected by risks associated with conducting business internationally. We maintain development facilities in Israel, and have operations in North America, Europe, Latin America and Asia. We obtain significant revenues from customers in Latin America, Asia and North America and our strategy is to continue to broaden and expand into those markets. Conducting business internationally exposes us to certain risks inherent in doing business in international markets, including:

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

We make advance purchases of various component parts to ensure that we have an adequate and readily available supply. Our failure to accurately project our needs for these components and the demand for our products that incorporate them, or changes in our business strategy or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components. In addition, a portion of our inventory is located on our customers' premises as it has not yet been accepted in accordance with the terms of their orders and therefore, has not yet been recognized as revenue, making the control of such inventory more difficult.

Many of our customers usually require a detailed and comprehensive evaluation process before they order our products. Our sales process may be subject to delays that may significantly decrease our revenues and which could result in the eventual cancellations of some sale opportunities.

We derive all of our revenues from the sale of products and related services for CSPs. The purchase of our products represents a relatively significant capital expenditure for our customers. As a result, our products generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review. As a result, the sales cycle generally takes between 3 to 6 months for small transactions, and between 9 to 18 months for large transactions. The following factors, among others, affect the length of the approval process:

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

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations may suffer.

During 2013 and 2014, in order to decrease our expenses, we undertook a series of reorganizations of our operations involving, among other things, the reduction of our workforce. However, beginning in the second half of 2015, we increased the size of our workforce and we plan to continue to increase our workforce, in North America and other regions during 2016 in order to enable us to meet our projections for 2016 and beyond.  Future growth or consolidation may place a significant strain on our managerial, operational and financial resources. We are currently expending significant time and resources with respect to research and development related to a project for one of our major customers.

We cannot be sure that we have made adequate allowances for the costs and risks associated with possible expansion and consolidation of our business, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not succeed in expanding our business, our expenses may increase and our results of operations may be adversely affected.

In addition, employees may seek future employment with our business partners, customers or competitors. We cannot assure you that the confidential nature of our proprietary information will not be compromised by any such employees who terminate their employment with us. Furthermore, we believe that our future success will largely depend upon our ability to attract, incentivize and retain highly skilled personnel.

We may lose significant market share as a result of intense competition in the markets for our existing and future products.

Many companies compete with us in the market for service monitoring, customer experience management and service assurance solutions. We expect that competition will increase in the future, both with respect to products and solutions that we currently offer and products and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment which are current and potential customers of ours, may in the future incorporate into their products capabilities similar to ours, which would reduce the demand for our products.

Many of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

In July 2015, NetScout Systems Inc. announced that it had completed the acquisition of Danaher Corporation's communications business, which includes Tektronix Communications, enabling it to expand its network performance monitoring and security monitoring capabilities.  This transaction results in NetScout Systems Inc. holding a very significant market share, making it a stronger competitor, and may as a result have a negative impact on our competitive environment.

Our non-competition agreements with our employees may not be enforceable.  If any of these employees leaves us and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with our key and certain employees.  These agreements prohibit those employees, while they work for us and for a specified length of time after they cease to work for us, from directly competing with us or working for our competitors.  Under current applicable law, we may not be able to enforce these non-competition agreements.  If we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

Our future growth and success depends to a significant extent upon the continuing services of our executive officers and other key employees, namely our Chief Executive Officer, Mr. Yaron Ravkaie, our Chief Operating Officer (“COO”), Mr. Eyal Harari, and our Vice President of R&D, Mr. Hilik Itman. We do not have long-term employment agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

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

We are partially dependent upon the success of distributors and resellers who are under no obligation to distribute our products.

Approximately 9.4% of our revenues in 2015 were generated by distributors and resellers. We are partially dependent upon our distributors for their active marketing and sales efforts for the distribution of our products. Typically, arrangements with our distributors do not prevent such distributors from distributing competing products, or require them to distribute our products in the future and, therefore, our distributors may not give a high priority to marketing and supporting our products. Additionally, our results of operations could be affected by changes in the financial situation, business or marketing strategies of our distributors. Any such changes could occur suddenly and rapidly.

We may lose customers, distributors, or resellers on whom we currently depend and we may not succeed in developing new distribution channels.

Our seven largest distributors and resellers accounted for approximately 8.9% of our sales in 2015, 13.6% of our sales in 2014 and 27.4% of our sales in 2013. In 2015 and 2014, no individual distributor or reseller accounted for more than 4% of the total respective consolidated revenues. If we terminate or lose any of our distributors or if they downsize significantly, we may not be successful in replacing them on a timely basis, or at all. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new products, may impact our ability to sell our products and may result in a loss of revenues.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

Large CSPs have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may impose penalties on us for failure to deliver such features on a timely basis, or failure to meet performance standards. As we seek to sell more products to large CSPs, we may be required to agree to these less advantageous terms and conditions, which may decrease our revenues and/or increase the time it takes to convert orders into revenues, and could result in a material adverse effect on our business, financial condition and results of operations.

The complexity and scope of the solutions we provide to larger CSPs is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger CSPs is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to fully integrate our products into the service provider's network with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the difficulty in collecting payment and recognizing revenues from such project

We could be subject to claims under our warranties and extended maintenance agreements and product recalls, which could be very expensive and harm our financial condition.

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

We currently obtain key components for our products from a limited number of suppliers. We have one long term contract with a supplier of hardware and servers, which is a major supplier in its field. The agreement is scheduled to expire in 2017, with a one year extension option.  We do not have long-term supply contracts with any other of our existing suppliers. This presents the following risks:

•	Delays in delivery could interrupt and delay delivery and result in cancellations of orders for our products.
•	Suppliers could increase component prices significantly and with immediate effect.
•	We may not be able to locate alternative sources for product components.
•
Suppliers could discontinue the supply of components used in our products.  This may require us to modify our products, which may cause delays in product shipments and/or delivery, increased production costs and increased product prices.

•	We may be required to hold more inventory than would be immediately required in order to avoid problems from shortages or discontinuance.

Since we shifted in February 2014 to software-based solutions, which are installed on and deployed with standard, non-proprietary third-party hardware that function together with our software to deliver the product's essential functionality , we are less vulnerable to such delays and shortages. The shift to software-based solutions is discussed in "Item 4—Information on the Company- Business Review".

Our proprietary technology is difficult to protect, and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology.  We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies.  In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information.  However, we have no registered patents and these measures may not be adequate to protect our technology from third-party infringement.  Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our products.

We may expand our business or enhance our technology through partnerships and acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our growth strategy may be to selectively pursue partnerships and acquisitions that provide us access to complementary technologies and accelerate our penetration into new markets. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management's time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

In addition, acquisitions could result in, among other things:

•	substantial cash expenditures;
•	potentially dilutive issuances of equity securities;
•	the incurrence of debt and contingent liabilities;
•	a decrease in our profit margins; and
•	amortization of intangibles and potential impairment of goodwill.

If we implement our growth strategy by acquiring other businesses, and this disrupts our operations, our business, financial condition and results of operations could be adversely affected. As of the date of this Annual Report, we have not proceeded with such acquisitions.

Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

We received royalty-bearing grants from the Office of the Chief Scientist (the "Chief Scientist") of the Israeli Ministry of Economy and Industry (the "MoE"),  for research and development programs that meet specified criteria. In addition to our obligation to pay to the Chief Scientist royalties on revenues from products developed pursuant to such programs or deriving therefrom (and related services), our ability to transfer such resulting know-how, especially outside of Israel, is limited, regardless of whether the royalties were fully paid. Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer, or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable), is required to notify the Chief Scientist of the same and to undertake to the Chief Scientist to observe the law governing the grant programs of the Chief Scientist, the principal restrictions of which are the transferability limits described above.  Furthermore, a recent amendment to the Law for the Encouragement of Research, Development and Technological Innovation, 1984-5744 (formerly known as the Law for Encouragement of Research and Development in the Industry, 5744-1984) and the regulations promulgated thereunder (the "R&D Law") mandates the formation of a new governmental authority to replace the Chief Scientist by July 28, 2018. This authority may establish new guidelines regarding the R&D Law, which may affect our existing or future Chief Scientist programs and incentives. We cannot predict what changes, if any, the new authority may make. For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

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

Additionally, in May 2010, we received a notice from the Chief Scientist regarding alleged miscalculations in the amount of royalties paid by us to the Chief Scientist for the years 1992 through 2009 and the revenues on which the Company has to pay royalties. During 2011, we reviewed with the Chief Scientist these alleged miscalculations. We believe that all royalties due to the Chief Scientist from the sale of products developed with funding provided by the Chief Scientist during such years were properly paid or were otherwise accrued as of December 31, 2015. However, there can be no assurance that such royalties were properly paid or accrued for. A determination that these royalties have not been paid or accrued for could result in the expenditure of significant financial resources.

Yehuda Zisapel and Zohar Zisapel beneficially own, in the aggregate, approximately [36%] of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 24 2016, Yehuda Zisapel and Zohar Zisapel (the former Chairman of our Board of Directors), who are brothers, may be deemed to beneficially own an aggregate of 3,258,213 ordinary shares, including options and warrants exercisable for 285,537 ordinary shares that are exercisable within 60 days of March 24, 2016, representing approximately 36% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors.  In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

We engage in transactions, and may compete with, companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

We are engaged in, and expect to continue to be engaged in, numerous transactions with companies controlled by Yehuda Zisapel and/or Zohar Zisapel.  We believe that such transactions are beneficial to us and are generally conducted upon terms that are no less favorable to us than would be available from unaffiliated third parties. Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions.
For more information, see Item 7.B- Major Shareholders and Related Party Transactions—Related Party Transactions and Item 10.B- Fiduciary Duties of Shareholders.

If we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

While we are headquartered in Israel, approximately 93% of our sales in 2015, 86% of our sales in 2014, and 97% of our sales in 2013 were generated outside of Israel, including in North America, Europe, Asia and South America. Our international sales will be limited if we cannot establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

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

Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies such as the Brazilian Real and the Euro), but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations.

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Brazilian Real, Euro and other currencies. However, the majority of our cost of revenues is incurred in transactions denominated in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between the Brazilian Real, the Euro, and other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today we have not entered into any hedging transactions in order to mitigate these risks.

Moreover, as our revenues are currently denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. Also, as a significant portion of our revenues is denominated in Brazilian Real, devaluation in this currency caused in 2015 and may cause financial expenses related to our intercompany short term balances.  In the future, additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding having effective internal control procedures may negatively impact the report on our financial statements to be provided by our independent auditors.

We are subject to the reporting requirements of the United States Securities and Exchange Commission (the "SEC").  The SEC, as directed by Section 404 ("Section 404") of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), adopted rules requiring public companies to include a report of management on the Company's internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as the case may be, that contains an assessment by management of the effectiveness of the Company's internal control over financial reporting.  In addition, if the public float of our shares were to exceed $75 million, the Company's independent registered public accounting firm would be required to attest to and report on the effectiveness of the Company's internal control over financial reporting.  Our management may not conclude that our internal control over financial reporting is effective. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, we may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have an adverse effect on our business, financial condition and results of operations, and investor confidence in our reported financial information

If we determine that we are not in compliance with Section 404, we may be required to implement new internal controls and procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as third party advisors fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could have a material adverse effect on our business, financial condition, results of operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

As more fully described below in "Item 10.E—Additional Information—Taxation—United States Federal Income Tax Considerations—Taxation of U.S. Holders of Ordinary Shares—Passive Foreign Investment Company Status," if for any taxable year, after taking into account certain look-through rules, 75% or more of our gross income is passive income, or at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are comprised of assets that produce (or are held for the production of) passive income, we may be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation, although the U.S. Internal Revenue Service (the "IRS") and the courts have accepted other valuation methods in certain valuation contexts.  If we are classified as a PFIC, our U.S. shareholders could suffer adverse United States tax consequences, including gain on the disposition of our ordinary shares being treated as ordinary income and any resulting U.S. federal income tax being increased by an interest charge.  Rules similar to those applicable to dispositions generally will apply to certain "excess distributions" in respect of our ordinary shares.  For our 2015 taxable year, we believe that we should not be classified as a PFIC. However, there are no assurances that the IRS will agree with our conclusion or that we will not become a PFIC in 2016 or subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

The market price of our ordinary shares has and may continue to fluctuate widely, which could adversely affect us and our shareholders.
From January 1, 2015 to March 28, 2016, our ordinary shares have traded on the NASDAQ Capital Market ("NASDAQ") as high as $16.63 and as low as $9.59 per share. As of March 28, 2016, the closing price of our ordinary shares on NASDAQ was $13.41 per share.  The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

•	our results of operations;
•	market conditions or trends in our industry and the global economy as a whole;
•	political, economic and other developments in the State of Israel and worldwide;
•	actual or anticipated variations in our quarterly operating results;
•	announcements by us or our competitors of technological innovations or new and enhanced products;
•	announcements by us or our competitors of significant contracts or capital commitments;
•	actual or anticipated variations in our competitors quarterly operating results, and changes in the market valuations of our competitors;
•	introductions of new products or new pricing policies by us or our competitors;
•	trends in the communications or software industries, including industry consolidation;
•	regulatory changes that impact our pricing of products and services and competition in our markets;
•	acquisitions or strategic alliances by us or others in our industry;
•	changes in estimates of our performance or recommendations by financial analysts;
•	operating results that vary from the expectations of financial analysts and investors;
•	changes in our shareholder base;
•	changes in status of our intellectual property rights;
•	future sales of our ordinary shares;
•	fluctuations in the trading volume of our ordinary shares; and
•	addition or departure of key personnel.

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

From time to time we may choose to raise financing.  If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

From time to time we may choose to raise financing in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. If adequate funds are not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

The trading volume of our shares is relatively low and it may be low in the future.

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

            In the years ended December 31, 2015, 2014 and 2013, our capital expenditures were $97,000, $65,000, and $88,000, respectively, and were spent primarily on computers. We have no current significant commitments for capital expenditures

B.	BUSINESS OVERVIEW

Overview

We provide service assurance and customer experience management solutions to communication service providers (CSPs).  Over 50 CSPs in 25 countries use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting-edge technologies and a wealth of knowledge acquired by partnering with many of the industry’s leading CSPs for over two decades.  Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.  We have a strong track record of innovation, and we were the first to market with a software-based probe solution that supports NFV for next-generation networks.  As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with our advanced software-based solutions and industry track record.

Our solutions deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. The key benefits of our solutions are:

•	advanced software-based architecture for rapid deployment and ease of management;
•	improved customer retention;
•	reduced subscriber churn rates;
•	improved service availability;
•	ability to install the solution as a virtual network function for seamless integration into all NFV infrastructures;
•	collection of all network packets for a complete and comprehensive view of the network and the customer experience;
•	support for multiple protocols for end-to-end network coverage;
•	both network-wide views and drilldown to an individual subscriber level; and
•	support for terabyte networks.

Our software-based solutions enable CSPs to manage both existing networks and next-generation, NFV-based architectures.  In 2013, we recognized that CSPs would require a new approach for service assurance and customer experience management solutions in order to monitor huge volumes of data and support NFV-based network deployments.  In February 2014, we launched our MaveriQ solution which incorporates software-based probes and  replaced our OmniQ hardware-based solution.  During 2015, we saw increased interest from CSPs in NFV-capable solutions for service assurance and customer experience management, and we enhanced our solutions to support NFV and remove dependencies from proprietary hardware-based devices.

In December 2015, our MaveriQ solution was selected by a top-tier North American mobile operator for its next-generation virtualized network environment.  This deployment represents one of the first NFV networks of scale in the industry, and we were selected after a vigorous and lengthy validation process against several competing products.  We are now in the process of deploying our software-based NFV solution with this leading CSP, and we are leveraging this success in discussions with other CSPs looking to manage existing networks while accelerating their roadmaps towards next-generation NFV architectures.

Industry Background

Our Customers and the Markets for Our Solutions

We operate in a large market undergoing significant transformation with strong potential.  The customers in our market consist primarily of CSPs (mobile and fixed) who are responsible for providing mobile and fixed telecommunications services. Our solutions are used by multiple divisions within a CSP’s organization, including engineering, operations, marketing, management and customer support departments.

CSPs face many challenges in managing their network; from the rapid growth in mobile data traffic to complexities in managing services that are delivered across multiple vendor technologies. These challenges are intensifying with further traffic growth and the emergence of new technologies and services, such as Machine-to-Machine (M2M), the Internet of Things (IoT) and 5G. With the need to manage millions of various network elements and services from multiple vendors and technologies, deploying a service assurance and customer experience management solution is an essential part of a CSP’s network.

Similar to how virtualization has become widely deployed in many data centers and large enterprises, many CSPs are now looking to reduce costs and become more agile by transitioning from physical network elements to software-centric NFV architectures.  NFV enables CSPs to replace dedicated physical network elements with software-based solutions that run on standard, non-proprietary third-party hardware.  Although the pace of NFV transformation is uncertain, major CSPs are currently evaluating and/or moving parts of their network to support NFV.

While NFV provides many benefits, transitioning infrastructure to NFV adds significant complexity when it comes to service assurance and customer experience management. Prior probe and management solutions were not designed for NFV.  Whereas prior solutions focused on monitoring physical network devices, new solutions must also monitor internal Virtual Machine-to-Virtual Machine (VM-to-VM) communications between various virtualized network functions all hosted on the same server as well as communications between servers.

Our Strategy

Our objective is to be the market leader for service assurance and customer experience management solutions. We plan to increase sales by leveraging our product leadership around software-based solutions and NFV, benefit from the experience gained as we implement one of the largest NFV deployments to date with a leading North American mobile operator.  We also plan to offer our solutions and expertise to new and existing CSPs in our targeted geographical regions.  We plan to maintain our technical advantage over competitors by investing to further enhance our software-based solutions.  Key elements of our strategy include:

•
Targeting CSPs who are evaluating and migrating to NFV. The majority of the industry’s largest CSPs are either evaluating NFV or have started deploying virtualized solutions for their network functionality. We believe we are better positioned than competitors who offer service assurance and customer experience management solutions that do not support (or have not yet been deployed) in large-scale NFV environments.  In order to transition to NFV, CSPs generally need to replace or upgrade their service assurance solution with software that can support both existing networks as well as NFV-based architectures. Our solution, which monitors both existing networks and NFV, ensures a smooth migration and enables CSPs to future-proof their investment in a service assurance solution.  Our selection in December 2015 by the top-tier North American mobile operator has been noted by many CSPs, as this CSP is well regarded in leading the industry. As a result, as other CSPs look for vendors to support their existing networks and NFV, we believe we are well positioned. We also believe that our current technological leadership will increase as we deploy our NFV-based solutions on one of the world’s largest NFV networks.

•
Investing in North America, Europe and Asia. With our recent selection by a leading North American CSP for its NFV network deployment and growing recognition of our technological leadership to deliver service assurance and customer experience management, we plan to expand our presence in North America, Europe and Asia where we expect to see a large share of investments take place around NFV.

•
Targeting service providers migrating to LTE, VoLTE and 5G. We have begun to benefit from the deployments by leading service providers of VoLTE and LTE networks. We are seeing increased deployments of multiple technology (3G, LTE, IMS and NGN) networks, which involve greater complexity and require more sophisticated service assurance and customer experience management solutions than legacy networks. We believe that our ability to secure customers with deployments of our solution in multiple types of networks positions us to benefit from this trend.

•
Drive repeat sales from our install base. Our solutions are typically purchased initially for a specific purpose within a CSP. As other parts of a CSP’s organization seek to use our solution for other purposes, we benefit from additional sales. Furthermore, as CSPs upgrade and expand their networks, such as adding capacity or launching new services, our customers tend to purchase additional solutions from us.

Products and Solutions

            The MaveriQ Solution for Service Assurance and Customer Experience Management

The MaveriQ solution is a comprehensive, next-generation probe-based customer and service assurance solution designed to enable CSPs to carry out end-to-end voice and data quality monitoring and to manage their networks and services. The MaveriQ solution offers users a full array of analysis and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting.

The MaveriQ solution monitors multiple services such as voice, video and data, employing a comprehensive array of service and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, the MaveriQ solution offers the CSP full end-to-end visibility of the network across technologies. The MaveriQ solution displays performance and quality measurements from both the signaling and the user planes.

The MaveriQ solution consists of a powerful and user-friendly central management module and a broad range of passive software-based probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, LTE, IMS data and others. Signaling and media attributes and quality measurement enhanced detail records (eDRs) collected from the probes in the QManager (the central site-management software) are stored in the solution's embedded database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on key performance indicators (KPIs) and key quality indicators (KQIs).

The MaveriQ solution monitors multiple types of services such as voice, video and data, employing a comprehensive array of service and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, the MaveriQ solution offers the service provider full end-to-end visibility of the network across technologies. The MaveriQ solution displays performance and quality measurements from both the signaling and the user planes, based on a broad range of passive software based probes, which are installed on standard, non-proprietary third-party hardware that function together with the MaveriQ solution to deliver essential functionality.

 This service assurance solution presents a seamless integration between traditional network monitoring and troubleshooting solutions, and it provides an advanced set of service assurance monitoring applications: network troubleshooting, network quality monitoring, service quality monitoring, customer experience management, customer quality of service monitoring, and customer service level agreements monitoring.

The MaveriQ solution is designed to enable CSPs to succeed in their efforts to address significant technology challenges, including:

•	deployment of next-generation networks such as LTE, high-speed downlink packet access and Triple Play;
•	integration of new architectures such as high-speed packet access ("HSPA"), LTE, VoLTE and IMS;
•	migration of the network core to IP technology using IMS or SIGTRAN;
•	successful delivery of advanced, complex services such as VoIP IMS and video conferencing; and
•
pro-active management of call quality on existing and next-generation service providers' production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

CSPs use the MaveriQ solution for a wide array of use cases:

Customer and Service Assurance

•	Troubleshooting – the MaveriQ solution enables CSPs to "drill down" to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.
•
Performance monitoring – CSPs use the MaveriQ solution to analyze the behavior of network components and customer network usage to understand trends and performance level and optimization, with the goal of identifying faults before they compromise the end-user experience

•	Fault detection – CSPs use the MaveriQ solution’s automatic fault detection and service KPIs to alert them to network problems as they arise.
•	Pre-Mediation – the MaveriQ solution generates CDRs (call detail records) needed to feed third-party OSSs or other solutions

Roaming and Interconnect Analysis:

The MaveriQ solution can be used by CSPs to monitor their roaming and interconnect traffic. By identifying problematic links, CSPs are able to avoid revenue loss, to detect problems with specific roaming partners, and to manage interconnection KPIs.

Customer Experience Management:

The MaveriQ solution provides Customer Experience Management, which provides insight into the customer experience for mobile broadband and smartphones. Revenue-generating services require a well-managed network and mature service-delivery processes. Customers have high expectations of their communications services. CSPs need to know what customers are experiencing, even before the customers do, in order to retain their subscribers and maintain their profitability.

The MaveriQ solution provides the visibility and invaluable data for CSPs to manage both network and service performance and to ensure quality of service for its subscribers. The MaveriQ solution monitors a wide range of measurement sessions that are meaningful to the end user. By analyzing these measurements in real time and applying business intelligence, the MaveriQ solution provides insight not only into the end user quality of experience but also into the corresponding quality of the service provider's TCP/IP network.

The CEM solutions include:

•
Customer Care Application, or QiCare, helps CSPs to reduce churn by monitoring and maintaining a high level of satisfaction for the individual subscriber, groups of subscribers, and the entire subscriber base. QiCare enables CSPs to view subscriber reports for individual subscribers and helps them to understand the subscriber's behavior and the quality of the different services being used online.

•
QVIP – reports SLA for defined subscriber groups. In today's saturated telecom market, subscribers often abandon their CSP due to frustration over quality of service, with customer churn contributing to significant loss of revenue.  RADCOM's QVIP application helps CSPs to monitor and maintain a high level of satisfaction for the individual subscriber, a group of subscribers and an entire network.

•
QMyHandset enables identification of problematic handsets, and provides analysis of the cause of the problem. By identifying problematic handsets, CSPs can quickly make the required adjustments to their network to provide support for more handset models, thus improving the customer experience and hopefully preventing customer churn.

The following table shows the breakdown of our consolidated sales for the fiscal years 2015, 2014 and 2013 by product line:
	Year ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)

The MaveriQ (including OmniQ)	$18,498	$23,023	$19,976
Others	$175	$613	$506
Total	$18,673	$23,636	$20,482

Sales and Marketing Organization

We sell to customers throughout the world mainly via direct channels but also via indirect channels.

Direct channels: Most of our sales are made through a direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. During 2015, this direct channel was used mainly in North America, South America and Asia.

In North America we operate through our wholly-owned U.S. subsidiary, RADCOM Equipment, which primarily sells our products to end-users directly.

In Brazil we operate through a wholly-owned Brazilian subsidiary, RADCOM Brazil, which primarily sells our products to end-users in the Brazilian market directly.

RADCOM Brazil's employees engage primarily in the sales, marketing, deployment and customer support activities of our customers in Brazil.

In 2012, we established a wholly-owned Indian subsidiary, RADCOM India, which primarily provides marketing services and customer support worldwide. Our products are sold to the end-users directly by RADCOM Ltd.

We have regional sales support offices in China and Singapore. These offices support our distributors and direct sales in these regions.

Indirect channels: In several markets we sell our products through independent distributors and resellers who market communications-related hardware and software products.

We continue to search for new distributors and resellers to penetrate new geographical markets and to better serve our target markets.

Our distributors, agents and resellers serve as a local representative in certain countries as part of our sales, marketing and support team. They help sell, deploy and servicing our solutions, offer technical support in the end-user's native language, and attend to customer needs during local business hours. We have a standard contract with our distributors, agents and resellers. Based on this agreement, sales to distributors are generally final, and distributors have no right of return or price protection. The distributors do not need to disclose to us their customers' names, prices or date of order. To the best of our knowledge, a distributor places an order with us after it receives an order from its end-user, and does not hold our inventory for sale. Usually, we are not a party to the agreements between distributors and their customers.

Geographic Markets: The table below indicates the approximate breakdown of our revenue by territory:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2015	2014	2013	2015	2014	2013
Europe	1.2	3.2	4.0	6.4	13.5	19.7
North America	1.0	1.9	1.7	5.4	8.1	8.2
Asia (Excluding Philippines)	0.6	0.8	0.4	3.1	3.6	2.0
Philippines	8.1	3.5	3.2	43.2	15.0	15.6
South America (Excluding Brazil)	2.4	4.2	4.6	13.2	17.9	22.4
Brazil	3.5	6.5	5.5	18.7	27.3	26.7
Others	1.9	3.5	1.1	10.0	14.6	5.4
Total revenues	18.7	23.6	20.5	100%	100%	100%

Competition

The markets for our products are competitive, and we expect that competition will continue in the future, both with respect to products that we are currently offering and products that we are developing. Our principal competitors include NetScout, JDSU, Polystar, Astelia, Anritsu, Commprove, Exfo, Empirix and IBM (which acquired The Now Factory) In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do.  For more information, see Item 3.D - Risks Related to Our Business and Our Industry.

In July 2015, NetScout Systems Inc. announced that it had completed the acquisition of Danaher Corporation's communications business, which includes Tektronix Communications. Each of NetScout and Tektronix have a significant share in the markets for our products, and the competitive landscape pursuant to this purchase where two significant players have combined into one player, may change significantly. We believe that this may also open new opportunities for us, mainly due to potential new prospects with their install base.

We believe that we are differentiated from our competitors in six main areas:

•	our leadership in providing full service assurance solutions for NFV networks

•	the advanced technology (such as real-time processing, big data support and high capacity performance that underlies our solutions)
•	the multi-technology correlation capabilities that supports all major technologies – 3G, 4G, LTE, IMS, VoLTE and VoIP - within the same solution
•	our solution being software-based providing cost-efficiency, rapid deployment times and agility in development
•
Support for both physical and NFV networks to allow CSPs who have yet to transform to the NFV, to accelerate NFV deployments and smoothly transition from physical infrastructure whilst using the same solutions; and

•	proven flexibility and responsiveness in a dynamic customer and technology environment

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and our strategic goal list to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

•
Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors, and OEM partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We provide all customers with a free one-year warranty, which includes bug-fixing solutions and a hardware warranty on our products.  After the initial warranty period, we offer extended warranties which can be purchased for one, two, or three-year periods. Generally the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the product..

•
Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our products and guide our R&D roadmap.

•
Regional technical support: As the sale of a system and solutions requires a high level of technical skill, we decided to enhance our support with local experts located in our regional offices. For example, in our Brazil and India offices we established local support teams responsible for first level engagements with customers (Tier 1), which is advantageous in terms of the time zone, culture and language.

•
Support of our representatives and distributors: We provide a high level of pre- and post-sale technical support to our distributors and representatives in the field. We use a broad range of channels to deliver this support, including help desks, technical training and others.

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

Development Facilities

Our corporate office and development facilities, which are located in Tel Aviv, Israel, consist Our corporate office and development facilities, which are located in Tel Aviv, Israel, consist primarily of software development, testing and quality control and installation.  For our service assurance solutions, we deploy the MaveriQ solution with standard, non-proprietary third-party hardware that functions together with our software to deliver the product's essential functionality.

Research and Development

In 2015, most of our research and development efforts focused on the development for the NFV. We expect to continue to invest significant efforts in research and development for the NFV in 2016.

The industry in which we compete is subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements.
As a result, our success, in part, depends upon our ability, on a cost-effective and timely basis, to continue to enhance our existing products and to develop and introduce new products that improve performance and reduce total costs.

We intend to continue developing products that meet key industry standards, to support important protocols as they emerge and maintain our technology leadership.  Still, there can be no assurances that we will be able to successfully develop products to address new customer requirements and technological changes, or that such products will achieve market acceptance.

Our gross research and development costs were approximately $6.1 million in 2015, $5.8 million in 2014 and $5.6 million in 2013, representing 32.5%, 24.6% and 27.4% of our sales, respectively.  Aggregate research and development expenses funded by the Office of the Chief Scientist were approximately $1.6 million in 2015, $1.7 million in 2014 and $1.5 million in 2013. For more information on the Chief Scientist, see "Israeli Office of the Chief Scientist" below. We expect to continue to invest significant resources in research and development.

As of December 31, 2015, our research and development staff consisted of 51employees, an increase of 5 employees compared to December 31, 2014.  Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israeli Office of the Chief Scientist

Every year we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Economy (the "Chief Scientist" or "OCS"). Grants received under such programs are repaid through a mandatory royalty based on revenues from products developed pursuant to such programs or deriving therefrom (and related services).  This government support is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist's programs, with the provisions of the R&D Law.  Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. As of December 31, 2015, our royalty rate was 3.5%.  Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest.

The R&D Law provides that know-how developed under an approved research and development program and/or rights associated with such know-how may not be transferred to third parties in Israel without the approval of the Chief Scientist. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law, as amended, further provides that the know-how developed under an approved research and development program or rights associated with such know-how may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist's prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally, in the following cases: (a) the grant recipient pays to the Chief Scientist  up to 600% of the total dollar-linked amount of the grants in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) if the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; (c) if such transfer of funded know-how arises in connection with certain types of cooperation in research and development activities; or  (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient, in which case the payment set forth in (a) may be reduced.  The R&D Law generally requires that the product developed under an OCS-funded program be manufactured in Israel.  Upon notification to the OCS and provided that the OCS did not object within 30 days,  a portion of up to 10% of the manufacturing volume may be performed outside of Israel.  Upon the OCS approval, a greater portion of the manufacturing volume may be performed abroad. Any such approval will be conditioned upon acceleration of the rate of royalties and an increase in the total amount to be repaid to the OCS of up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed abroad.

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

A recent amendment to the R&D Law entered into effect on January 1, 2016.  The amendment requires the formation of a new governmental authority to replace the Chief Scientist.  Such new authority is required to be established and is expected to establish new guidelines regarding the R&D Law.  Such amendment creates uncertainty with respect to the terms of our existing and/or future Chief Scientist programs and incentives as we do not know what guidelines will be adopted by such new authority.

In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. As of December 31, 2015, our contingent liability to the Chief Scientist in respect of grants received including accumulated interest and accumulated royalties paid was approximately $38.4 million.

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

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation (the "BIRD Foundation") funding for the research and development of products.  We are obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2015, our contingent liability to the BIRD Foundation for funding received was approximately $359,000.  We have not received grants from the BIRD Foundation since 1995.  Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation, and we have therefore not been required to pay royalties since such time.

Indian Subsidiary and China Office Funding

In April 2012 and in April 2014, the MoE approved our application for funding to help set up our Indian subsidiary and China office, respectively, as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India and China, based on the approved budget for the plan for a period of 3 years.

We are obligated to pay to the MoE, over a period of five years commencing as of the lapse of the third year when we received the grant, royalties of 3% of sales in China and India, such amount not to exceed the amount of the grant received.

The total marketing grants that the Company has received from the MoE as of December 31, 2015, with respect to our offices in China and our subsidiary in India, were $523,000. As of December 31, 2015, no liability was accrued.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies.  We own a registered trademark for the name Omni-Q®.  In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with certain suppliers with access to sensitive information.

Employees

As of December 31, 2015, we have a total of 130 employees, out of which 90 employees are located in Israel, 3 employees of RADCOM Equipment are located in the United States, 11 employees of RADCOM Brazil are located in Brazil, 14 employees of RADCOM India are located in India and 12 employees in total are located in Spain, Singapore, China, Russia, Uruguay and Paraguay, collectively. Of the 90 employees located in Israel, 51 were employed in research and development, 5 in operations (including manufacturing and production), 25 in sales and marketing and customer support, and 9 in administration and management. Of the 3 employees located in the United States, 2 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 11 employees located in the Brazil, 10 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 14 employees located in India, 13 were employed in sales, marketing and customer support and 1 was employed in administration. Of the 12 employees located in Spain, Singapore, China, Russia, Uruguay and Paraguay, 11 were employed in sales, marketing and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  All of our employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

Although we are not a party to a collective bargaining agreement in Israel, we are subject to certain provisions of collective bargaining agreements among the Histadrut (General Federation of Labor in Israel) (“Histadrut”) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) (“CBEO”) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), including transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry.  Israeli labor laws are applicable to all of our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as "Managers' Insurance" or a pension fund.  The contribution rates towards such Managers' Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee's base salary, and we contribute between 13.3% and 15.8% of the employee's base salary. Pursuant to a recent change to Israeli law as well as the recent collective bargaining agreement entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase.

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

We also provide employees of RADCOM with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary and we contribute an amount equal to 7.5% of the employee's base salary (generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 21.1% of the employee's base salary.  Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

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

We currently lease an aggregate of approximately 17,920 square feet of office space in Tel Aviv, Israel, which includes approximately 17,250 square feet leased from affiliates of our principal shareholders. This space includes our manufacturing facilities, which consist primarily of final assembly, testing and quality control of materials, wiring, subassemblies and systems.  In 2015, the aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $495,000, of which approximately $378,000 was paid to affiliates of our principal shareholders. In 2015, we subleased approximately 646 square feet of our Tel Aviv premises, to unrelated parties, and our aggregate annual lease payments for such premises were approximately $22,000. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 2,850 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholders, and subleased approximately 1,260 square feet of such space to a related party. In 2015, our aggregate annual lease payments for such premises were approximately $57,000, and we received approximately $24,000 from the related party for the sub-lease.

We also lease an aggregate of approximately 1,480 square feet of office space in Brazil, 625 square feet in India, 400 square feet in Singapore, and 100 square feet in China. The aggregate annual lease payments for those premises were approximately $37,000, $50,000, $12,000 and $3,000 respectively.

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

Overview

We provide Service Assurance and Customer Experience Management solutions for CSPs. Our world leading, innovative solutions are uniquely positioned to fulfill the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on virtual (NFV) networks and non-virtual networks.

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

Most of our revenues are generated in U.S. dollars and the majority of our cost of revenues is incurred in transactions denominated in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency and our consolidated financial statements are prepared in dollars.
 As we evaluate our growth prospects and manage our operations for the future, we continue to believe that the leading indicator of our growth will be the deployment of 3G LTE, VoLTE, Triple Play networks.

Furthermore, we believe that the adoption of NFV by leading CSPs will be a major engine of our growth.

            We focus our sales efforts on targeted emerging markets, in which CSPs are rolling out 3G and LTE cellular and VoIP networks, and on developed markets currently introducing Triple Play services based on the IMS platform and mobile broadband services.

We have been following the below sales strategy in 2015 designed to expand our sales pipeline and revenues:

•	Focusing during 2015 on a top Tier 1 North American mobile operator which is planning to transform its network into NFV in the upcoming years,

•	Focusing in emerging markets, including South America, Eastern Europe and Asia, where our strategy has been to target customers rolling out 3G cellular, LTE and VoIP services;

•	In developed markets, we have been targeting the IMS activities and deployments of top-tier wireline CSPs, and the LTE and mobile broadband networks of wireless CSPs;

•	Pursuing strategic partnering relationships, including OEM partnerships and teaming agreements; and

•	Initial sales activities on other leading Tier 1 CSPs planning to transform their networks into NFV in the future.

In February 2014, we officially launched and started selling MaveriQ, our new software-based solutions.  The MaveriQ solutions replaced our OmniQ solutions, which are hardware-based solutions, and our transition from hardware-based solutions to software-based solutions has contributed to our 2015 results.  We believe that our leading NFV-ready solutions will affect our revenues in 2016.

Revenues. In general, our revenues are derived from sales of our products and, to a lesser extent, from sales of extended warranty services. Product revenues consist of gross sales of products, less discounts and refunds, when applicable.

Cost of sales.  Cost of sales consists primarily of our bill of materials, purchase of hardware and royalties for software components from third party, deployment costs, support, warranty expenses, packaging, import taxes, allocation of overhead expenses, recurring and non-recurring write-off of inventory and others, impairment of indirect taxes, subcontractors’ expenses, shipping and handling costs, license fees paid to third parties and royalties to the Chief Scientist. As part of our plan to reduce product cost and improve flexibility, we shifted during the last two years to a model whereby we install our software-based solutions on standard, non-proprietary third-party hardware that functions together with our software to deliver the product's essential functionality.

The cost of sales has improved due to two main reasons: selling a software based probe and software as a standalone, and where we do sell a solutions which also includes the hardware component, less hardware components are needed as fewer probes are required to monitor the same amount of data, since the capacity covered by each of our new probe is higher than before. We are also benefitting from the developments made by the standard hardware manufacturers, without the need to do our own developments. The solutions are also more robust and easier to install and maintain on a worldwide basis.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the number of people that we have in operations, deployment and in customer support, the bargaining power of larger clients, and product mix and integration of other companies' solutions into our own.  Following an initial purchase of a product, a customer can add additional functions by purchasing software packages.  These packages may add functions to the product such as retrieving additional reports and related information.  Most of our products consist of a combination of hardware and software, that function together to deliver the product's essential functionality.  Accordingly, since there is no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher.

Research and Development expenses, net.  Research and development expenses, net consist primarily of salaries and related expenses, including share-based compensation, and, to a lesser extent, payments to subcontractors and for materials and overhead expenses.  The allocation of overhead expenses consists of a variety of costs, including rent, office and associated expenses (including telecommunications expenses). The methodology for allocating these expenses depends on the nature of the expense.  Costs of rent and associated costs are based on the square meters used by the R&D department while the other expenses are allocated based on headcount.  There has been no change in methodology from year to year.  The R&D expenses have been partially offset by royalty-bearing grants from the Chief Scientist.

Sales and Marketing expenses, net.  Sales and marketing expenses, net consist primarily of salaries and related expenses, including share-based compensation, commissions to representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, non-recurring write-off and overhead expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses including share-based compensation, and related personnel expenses for executives, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Expenses, Net.  Financial expenses, net, in 2015 and 2014, consist primarily of interest earned on bank deposits, bank charges, and gains and losses from the exchange rate differences, including of monetary balance sheet items denominated in non-U.S. dollar currencies.

 Summary of Our Financial Performance for the Fiscal Year Ended 2015 Compared to the Fiscal Year Ended 2014

 For the year ended December 31, 2015, our revenues were $18.7 million, compared with $23.6 million in 2014, reflecting a decrease of 20.7%. On an operating basis, the Company provided $1.9 million in cash on operating activities during 2015, compared to the use of $3.4 million during 2014.  The Company's net loss for the year ended December 31, 2015 was $923,000, compared with a net income of $726,000 for 2014. In 2015, the Company decreased revenues by 20.7% compared to 2014, decreased its cost of revenues by 50%, and increased its operating expenses by 7%, compared to 2014.

As of December 31, 2015, our cash and cash equivalents totaled $8.8 million, compared with $6.8 million as of December 31, 2014.  The improvement in our cash and cash equivalents in 2015 is mainly as a result of our improved collection cycle and improving the management of our liquidity.

Although our 2015 net loss was $923,000, it includes non-cash expenses due to share-based compensation that totaled $1,409,000.

During 2015, we continued a trend of an increase in the relative portion of large-to-medium sized deals, reflecting our success in creating repeat sales and improving our business relationships with Tier-I and Tier-II CSPs as can be seen in our relationship with Amdocs which is more fully described in "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below, and which revenues from such transaction will be included in our 2016 financial results.

Our cost of revenues decreased relatively more than our revenues, which resulted in an increase of our gross margin to 77% in 2015 compared with 63% in 2014.

Reportable Segments

Management receives sales information by product groups and by geographical regions.  Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e., they are not allocated to product groups or geographical regions).  Because a measure of operating profit or loss by product groups or geographical regions is not presented to management due to shared resources, we have concluded that we operate in one reportable segment.

A.	OPERATING RESULTS

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2015	2014	2013
Sales	100%	100%	100%
Cost of sales	23.2	36.8	38.5
Gross profit	76.8	63.2	61.5
Operating expenses:
Research and development	32.5	24.6	27.4
Less royalty-bearing participation	8.5	7.1	7.5
Research and development, net	24.0	17.5	19.9
Sales and marketing ,net	42.0	30.9	37.1
General and administrative	12.8	9.6	10.0
Total operating expenses	78.8	58.0	67.0
Operating income (loss)	(2.0)	5.2	(5.5)
Financial expenses, net	(2.3)	(1.4)	(1.4)
Income (loss) before taxes on income	(4.3)	3.8	(6.9)
Taxes on income	(0.7)	(0.8)	-
Net income (loss)	(5.0)	3.0	(6.9)

Financial Data for Year Ended December 31, 2015 compared with Year Ended December 31, 2014

Revenues

	Year Ended December 31,			% Change	% Change
	(in millions of U.S. dollars)			2015 vs.	2014 vs.
	2015	2014	2013	2014	2013
The MaveriQ (including the Omni-Q family)	18.5	23.0	20.0	(19)	15
Others	0.2	0.6	0.5	(100)	20
Total revenues	18.7	23.6	20.5	(21)	15

Revenues.  In 2015, our revenues decreased by 20.7% compared to 2014. This decrease reflects the major effort made by the Company during 2015, focusing on winning the deal with Amdocs Software in connection with the top tier North American mobile operator.

For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions".

	Year Ended December 31, (in millions of U.S. dollars)			Year Ended December 31, (as percentages)
	2015	2014	2013	2015	2014	2013
Europe	1.2	3.2	4.0	6.4	13.5	19.7
North America	1.0	1.9	1.7	5.4	8.1	8.2
Asia (Excluding Philippines)	0.6	0.8	0.4	3.1	3.6	2.0
Philippines	8.1	3.5	3.2	43.2	15.0	15.6
South America (Excluding Brazil)	2.4	4.2	4.6	13.2	17.9	22.4
Brazil	3.5	6.5	5.5	18.7	27.3	26.7
Other	1.9	3.5	1.1	10.0	14.6	5.4
Total revenues	18.7	23.6	20.5	100%	100%	100.0%

In 2015, the Company had two customers, one in the Philippines and one in Brazil, that amounted to $8.1 million and $2.7 million, respectively, of the total consolidated revenues. During 2014, the Company had three customers, one in each of Brazil, the Philippines and Israel, that amounted to $5.2 million, $3.5 million and $2.8 million, respectively, of the total consolidated revenues.

Cost of Sales and Gross Profit

	Year ended December 31,
	(in millions of U.S. dollars)
	2015	2014	2013
Cost of sales - Product	4.0	8.4	7.5
Cost of sales - Services	0.3	0.3	0.4
Total Cost of sales	4.3	8.7	7.9
Gross profit	14.3	14.9	12.6

 Cost of sales.  During 2015, our gross profit as a percentage of revenues, calculated to include variable costs, which include purchasing, packaging, royalties to the Chief Scientist, license fees paid to third parties recurring and non-recurring write-off of inventory and import taxes, was 77% compared to 63% in 2014.

The fixed costs of our cost of sales also include employees' salaries and related costs and overhead expenses of approximately $1.5 million for 2015 and $2.1 million for 2014.  Our cost of sales included an expense of $33,000 for share-based compensation in 2015 and $12,000 for share-based compensation in 2014.

Our gross profit in 2015 and 2014 was 77% and 63%, respectively, which reflected the decrease in our cost of sales due to our transition to a software based probe and the usage of third party hardware.

Operating Costs and Expenses

The following table provides the operating costs and expenses of the Company in 2015, 2014 and 2013, as well as the percentage change of such expenses in 2015 compared to 2014.

	Year ended December 31, (in millions of U.S. dollars)			% Change	% Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
Research and development	6.1	5.8	5.6	5.2	3.6
Less royalty-bearing participation	1.6	1.7	1.5	(5.9)	13.3
Research and development, net	4.5	4.1	4.1	9.8	-
Sales and marketing, net	7.8	7.3	7.6	6.8	(3.9)
General and administrative	2.4	2.3	2.0	4.3	15.0
Total operating expenses	14.7	13.7	13.7	7.3	-

Research and Development expenses. Research and development expenses, gross, increased from $5.8 million in 2014 to $6.1 million in 2015. As a percentage of total revenues, research and development expenses, gross, increased from 24.6% in 2014 to 32.5% in 2015. The increase in our gross research and development expenses from $5.8 million in 2014 to $6.1 million in 2015 is attributable partially to the increase in the number of employees and related expenses. As of December 31, 2015, we employed 51 research and development engineers, compared to 46 as of December 31, 2014. We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin. Our research and development costs included an expense of $529,000 for share-based compensation in 2015 and $178,000 for share-based compensation in 2014.

 Sales and Marketing expenses, net.  Sales and marketing expenses increased from approximately $7.3 million in 2014 to approximately $7.8 million in 2015. The increase in our sales and marketing expenses from 2014 to 2015 is mainly attributable to an increase in commissions to third parties. As a percentage of total revenues, sales and marketing expenses in 2015 and 2014 were 42% and 30.9%, respectively. Our sales and marketing expenses included an expense of $380,000 for share-based compensation in 2015 and $146,000 for share-based compensation in 2014.

            General and Administrative expenses.  General and administrative expenses increased from approximately $2.3 million in 2014 to approximately $2.4 million in 2015. As a percentage of total revenues, general and administrative expenses in 2015 and 2014 were 12.8% and 9.6%, respectively. Our general and administrative expenses included $467,000 for share-based compensation in 2015 and $243,000 for share-based compensation in 2014.

 Financial Expenses, Net. Financial expenses, net, increased to approximately $433,000 in 2015 compared to approximately $332,000 in 2014. The increase in our financial expenses, net from 2014 to 2015 is attributable to an increase in foreign currency translation expenses of $101,000.

Taxes on Income.  During 2015, we recorded tax expenses of $121,000, compared to $180,000 in 2014, reflecting withholding taxes that were due on payments from certain customers in Central America and Asia.

Summary of Our Financial Performance for the Fiscal Year Ended 2014 Compared to the Fiscal Year Ended 2013

Revenues.  In 2014, our revenues increased by 15.4% compared to 2013, reflecting strong execution of our backlog and continued momentum in the emerging markets of Latin America and Asia.

Our sales network includes RADCOM Equipment, our wholly-owned subsidiary in the United States, RADCOM Brazil, our wholly-owned subsidiary in Brazil, RADCOM India, our wholly-owned subsidiary in India, as well as independent representatives, and more than 20 independent distributors in over 20 other countries. During 2014, our sales in South America, mainly in Brazil, increased as a result of large sized deals, and also from new medium sized deals with shorter execution cycle that we recognized during 2014. In addition, we didn’t experience a material increase in sales in North America mainly as a result of our strategy to focus on the emerging markets.

In 2014, the Company had three customers in Brazil, Philippines and Israel that amounted to $5.2 million, $3.5 million and $2.8 million, respectively, of the total consolidated revenues. During 2013, the Company had two customers, in Philippines and Brazil that accounted for $3.2 million and $2.2 million, respectively, of the total consolidated revenues.

Cost of sales.  During 2014, our gross profit as a percentage of revenues, calculated to include variable costs, which include hardware production, packaging, royalties to the Chief Scientist, license fees paid to third parties, and import taxes, was 63% compared to 61% in 2013.

Our cost of sales consisted of fixed costs, which include employees' salaries and related costs and overhead expenses, of approximately $2.1 million for 2014 and $2.2 million for 2013.   Our cost of sales included an expense of $12,000 for share-based compensation in 2014 and $7,000 for share-based compensation in 2013.

Our gross profit in 2014 and 2013 was 63% and 61%, respectively. The gross profit as a percentage of revenues in 2014 was at a similar level as in 2013 despite the substantial increase in our revenues, as a result of a non- recurring write off of approximately $1.6 million, due to an old project cancellation in year 2014 (an effect of about 7%).

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

            General and Administrative expenses.  General and administrative expenses increased from approximately $2.0 million in 2013 to approximately $2.3 million in 2014. As a percentage of total revenues, general and administrative expenses in 2014 and 2013 were 9.6% and 10.0%, respectively. The increase in our general and administrative expenses from 2013 to 2014 is mainly attributable to salaries and bonuses payments.  Our general and administrative expenses included $243,000 for share-based compensation in 2014 and $293,000 for share-based compensation in 2013.

 Financial Expenses, Net. Financial expenses, net, increased to approximately $332,000 in 2014 compared to approximately $291,000 in 2013. The increase in our financial expenses, net from 2013 to 2014 is mainly attributable to an increase in foreign currency translation difference expenses of $239,000, a decrease in interest paid on short-term bank credit that was repaid during 2013 and bank charges of $77,000 and increase in interest received for certain investments of $121,000.

Taxes on Income.  During 2014, we recorded tax expenses of $180,000, reflecting withholding taxes that were due on payments from certain customers in Central America and Asia, compared to no tax expenses in 2013.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and the majority of our cost of revenues is incurred in transactions denominated in dollars. We also generate revenues in Brazilian Reals, Euros and other currencies; however, we consider the U.S. dollar to be our functional currency. A significant portion of our revenues is denominated in Brazilian Reals, and in the future additional revenues may be denominated in currencies other than U.S. dollars.

Since a significant portion of our expenses is in NIS, as we pay our Israeli employees' salaries in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar. Fluctuations in exchange rates between the U.S. dollar and the Real, Euro, and other currencies in which we generate revenue, and the U.S. dollar, may also have an effect on our results of operations. With respect to our Brazilian subsidiary, the functional currency has been determined to be their local currency. Assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders' equity.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.  Based on our budget for 2016, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by $90,000 per fiscal quarter and vice versa.

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax at the rate of 26.5% for the 2015 tax year and 25% for the 2016 tax year (enacted January 2016). Israeli companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $37 million as of December 31, 2015. We believe that we will be able to carry forward these tax losses to future tax years. Accordingly, we do not expect to pay taxes in Israel until we have taxable income after the full utilization of our carry forward tax losses. For more information on taxation, see "Item 10.E – Taxation.

Our effective corporate tax rate may exceed the Israeli tax rate.  Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct activities.

We recorded a valuation allowance of $15,392 at December 31, 2015 for all of our deferred tax assets.  Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

In 2014 and 2015, taxes on income included tax expenses which are reflecting withholding taxes that were due on payments from certain customers in Central and South America.

B.	LIQUIDITY AND CAPITAL RESOURCES

In March 2016, we received the initial payment of $18 million from Amdocs Software. For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions".

        We have financed our operations through cash generated from operations, the proceeds of our 1997 initial public offering, our 2004, 2008, 2010, and 2013 private placement transactions, a venture lending loan secured in 2008 which is no longer effective, proceeds from exercise of options and warrants and receiving royalty-bearing participation from Chief Scientist and others. Cash and cash equivalents at December 31, 2015, 2014 and 2013 were approximately $8.8 million, $6.8 million and $1.2 million, respectively.

In previous years we generated losses attributable to our operations We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a venture capital loan, a bank credit facility and a loan from a major shareholder all of which are no longer relevant. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and the pipeline for 2016. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2016. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash Used in Operating Activities. Net cash provided (used) in operating activities was approximately $1.9 million in 2015, $3.4 million in 2014, and $(2.1) million in 2013.  The positive net cash flow in 2015 was primarily due to a decrease in trade receivables of $1.1 million, an increase of share-based compensation and restricted shares of approximately $1.4 million and an increase in deferred revenue and advances from customers of $0.7 million. This was partially offset by an increase of approximately $1.3 million in other accounts receivable and prepaid expenses. The positive net cash flow in 2014 was primarily due to a net profit of approximately $0.7 million, and an increase in deferred revenues and advances from customers of approximately $0.4 million. This was partially offset by the following: a decrease of $1.4 million in inventories, a decrease of $1.0 million in employees and payroll accruals and other current assets, an increase of approximately $0.7 million in trade payables, and a decrease in non-cash share options compensation of $0.6 million.

The trade receivables and days of sales outstanding ("DSO") are primarily impacted by payment terms, the variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2015 decreased to $3.7 million from $5.5 million in 2014, reflecting mainly the shortening of our DSOs, due to faster completion of our projects and faster collection from customers. We believe that continued expansion of our business, particularly in emerging markets, may require continued investments in working capital as many customers require commercial terms which result in longer payment terms.

The decrease in inventories in 2015 was mainly due to the decrease in inventory delivered to customers for which revenue criteria have been met and recognized, and due to non-recurring noncash write off due to old project cancellations of approximately $170,000.

Net Cash Used in Investing Activities.  Our investing activities generally consist of the purchase of equipment; however, in 2013 we invested in short-term deposits in the amounts of $38,000, which was required in order to secure bonds provided to certain customers. Those short-term deposits matured during 2014 and provided $1.5 million in 2014. In 2015 and 2014, we invested $97,000 and $88,000, respectively, for the purchase of equipment.  Net cash provided (used) in investing activities in 2015, 2014 and 2013 totaled approximately $(97,000), $1.4 million, and $(126,000), respectively.

Net Cash Used in Financing Activities.  In 2015, net cash provided in financing activities totaled approximately $813,000, including exercise of options of $733,000 and warrants of $80,000. In 2014, net cash provided in financing activities totaled approximately $1.1 million, including exercise of options of $1.7 million and warrants of $21,000. In 2013, net cash provided in financing activities totaled approximately $1.9 million, including the $3.4 million from the private placement as described below under "Private Placement", and exercise of options of $226,000 and warrants of $256,000 which was offset by a repayment of short term credit from a bank of approximately $0.4 million and short term loans from the bank and from Mr. Zohar Zisapel of approximately $1.5 million.

Private Placement

During April and June 2013, we raised a gross amount of $3.5 million in a private placement, (or the “2013 PIPE”), from existing and new investors by issuance of ordinary shares and warrants to purchase ordinary shares.  Under the 2013 PIPE transaction, we issued 1,239,639 ordinary shares for an aggregate purchase price of $3.5 million, or $2.79 per ordinary share (this price per share was based on the average closing price of our ordinary shares on the thirty trading days prior to the execution date of the definitive agreement, minus a discount of 12%).  The investors in the 2013 PIPE also included Mr. David Ripstein, our then President and Chief Executive Officer, and Israeli companies wholly owned by Mr. Zohar Zisapel, our former Chairman of our Board of Directors and a controlling shareholder.  We also issued to the investors warrants to purchase up to 413,213 ordinary shares at an exercise price of $3.49 per share (the price per share paid in the transaction plus 25%).  The warrants are exercisable for three years from the closing date of the 2013 PIPE. As part of the 2013 PIPE, we filed with the SEC a resale registration statement covering the shares purchased in the 2013 PIPE (including the shares underlying the warrants). Our net proceeds from the offering were approximately $3.4 million. If the warrants are exercised in full for cash, we would realize additional proceeds before expenses, in the amount of approximately $1.4 million. As of December 31, 2015, 102,228 warrants had been exercised for approximately aggregate amount of $357,000.

Investments

We may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments, if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

We have entered into a number of agreements with the RAD-BYNET Group) (as described under Item 7.B).  Of these agreements, the office space leases with affiliates of the RAD-BYNET Group are material to our operations.   The pricing of the transactions with respect to such leases was determined based on negotiations between the parties.  Members of our Audit Committee, Board of Directors and management reviewed the pricing of the leases and confirmed that these leases were not different from terms that could have been obtained from unaffiliated third parties.  We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-BYNET Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us.

For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

In the 2013 PIPE we raised gross amount of $3.5 million from certain existing and new investors, including our then President and Chief Executive Officer, Mr. David Ripstein (who invested $50,000) and Israeli companies wholly owned by our controlling shareholder who was also serving at the time as our Chairman of the Board of Directors, Mr. Zohar Zisapel (who invested $1.1 million). For more information, see " — Private Placements" above.

Please see "Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the Chief Scientist, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder.  We may receive from the Chief Scientist up to 50% of certain approved research and development expenditures for particular projects.  We recorded grants from the Chief Scientist totaling approximately $ 1.6 million in 2015, $ 1.7 million in 2014 and $1.5 million in 2013. Pursuant to the terms of these grants, we are obligated to pay royalties of 3.5% of revenues derived from sales of products (and related services) funded with these grants.  In the event that a project funded by the Chief Scientist does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product's development.  Royalty expenses relating to the Chief Scientist grants included in the cost of sales for years ended December 31, 2015, 2014 and 2013 were $655,000, $827,000, and $706,000, respectively. The total research and development grants that we have received from the Chief Scientist as of December 31, 2015 were $38.4 million.  For projects authorized since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2015, the accumulated interest was $14.0 million, the accumulated royalties paid to the Chief Scientist were $11.7 million and our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $40.7 million.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist."

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index.  As of December 31, 2015, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $359,000.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation."

In April 2012 and in April 2014, the MoE approved our application for funding to help set up our Indian subsidiary and China office as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India and China.  The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India and China, based on the approved budget for the plan for a period of 3 years.

We are obligated to pay to the MoE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. As of December 31, 2015, we have no contingent obligation to pay the MoE any royalties.  For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Ministry of Economy."

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

Revenue recognition. Revenues from sales of products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Our products contain software components and non-software components that function together to deliver the product's essential functionality.

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

Our revenues are generated from sales to direct customers and independent distributors. We have a contract that is standard in substance with our distributors. In principle, based on this contract, sales to distributors are final and distributors have no rights of return or price protection. We are not a party to the agreements between distributors and their customers, however we recognize our revenue on a "sale through" basis and therefore, revenues from these distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

We also generate sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly, and then pay commissions to the representative for the sales in their territory.

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. During the year ended December 31, 2015, the Company recognized revenue amounted of $622,000 from one contract which was entered in 2014 for the entire sum of $2,827,000, which in addition to the revenue recognized by the Company in 2014 for the same contract, reflects a completion percentage of 100%.

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available. The Company determines the ESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition

Under our selling arrangements, we usually provide a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for our products. After the Warranty period initially provided with our products, we may sell extended warranty contracts on a standalone basis, which include bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts."  Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

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

Share-based compensation. Our accounts for share-based compensation are in accordance with ASC 718 “Compensation – Stock-based Compensation” (“ASC 718”), which requires us to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

We recognize compensation expenses for the value of the awards granted based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term, as management believes that this is the best indicator of future volatility. The expected term was generated by running Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor is estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no plans in the foreseeable future to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

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

During 2015, we saw an increased interest in NFV capable service assurance solutions and continued demand for traditional service assurance solutions.

We expect that the NFV market will gain momentum during 2016 and beyond. Key benefits that CSPs will derive from NFV include faster time-to-market, enablement of new services, ability to rapidly scale resources up and down, and lower costs (both CAPEX and OPEX).

Many leading CSPs have commercial LTE offerings. Mobile data services are becoming a significant revenue source for CSP.

The competition in the CSPs’ market drives increased spending on the marketing of next-generation services, and therefore increased usage, which itself increases the potential need for service assurance solutions. As services become more technologically complex and their volumes increase, service quality becomes an issue that must be addressed.

E.	OFF–BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2015, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
		(in thousands of U.S. dollars)
Operating leases obligation (1)	$613	$613	--	--	--
Open purchase orders (2)	136	136	--	--	--
Other long-term commitments (3)	475	--	--	--	--
Total	1,224	$749	--	--	--

(1) Represents operating lease costs, consisting of leases for facilities and vehicles.

(2) We purchase components from a variety of suppliers and vendors, in connection with the development and/or production of our products.

(3) In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli severance pay law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month's salary for each year of employment or a portion thereof.  Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2015 was approximately $3,656,000, of which approximately $3,181,000 was funded through deposits in severance pay funds, leaving a net obligation of approximately $475,000.  The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will, or are dismissed.

In addition, we are required to pay royalties of 3.5% and 5% of the revenues derived from products incorporating know-how developed from research and development grants from the Chief Scientist and BIRD Foundation, respectively. As of December 31, 2015, our contingent liability to the Chief Scientist in respect of grants received was according to our records approximately $38.4 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately $359,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Office of the Chief Scientist.", and Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.

We are also obligated to pay to the MoE royalties of 3% on the increased sales in the target market derived in India, with respect to the year during which the grant was approved (2012), over a period of five years but not more than the total linked amount of the grant received by us. As of December 31, 2015, no liability was accrued.

Effect of Recent Accounting Pronouncements

See note 2, Significant Accounting policies, in Notes to the Consolidated Financial Statements in Item 18 of part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	62	Active Chairwoman of our Board of Directors
Uri Har (1)(2)(3)(4)(5)	79	Director
Irit Hillel (1)(2)(4)(5)(6)	53	Director
Matty Karp (2)(4)(5)	67	Director
Zohar Zisapel	67	Director*
Yaron Ravkaie	47	Chief Executive Officer**
Eyal Harari	39	Chief Operating Officer***
Uri Birenberg	40	Chief Financial Officer
Hilik Itman	43	Vice President, Research and Development
Ronen Hovav	44	Vice President, Sales

(1) External Director, pursuant to the Israeli Companies Law
(2) Independent Director, under Rule 5000 of the NASDAQ Stock Market Rules currently in effect (the “NASDAQ Listing Rules”)
(3) Chairman of Audit Committee
(4) Audit Committee Member
(5) Compensation Committee Member
(6) Chairman of Compensation Committee

(*) On September 10, 2015, Zohar Zisapel resigned his position as the Chairman of our Board of Directors.  Mr. Zisapel continues to serve as a director.

(**) On January 16 2016, Yaron Ravkaie was appointed as our Chief Executive Officer replacing Mr. David Ripstein who resigned from his role as President and Chief Executive Officer on December 31, 2015

(***) Eyal Harari, who was our Vice President Products and Marketing, was appointed as our Chief Operating Officer as of January 1, 2016.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as our Active Chairwoman of our Board of Directors on September 10, 2015. In addition, Ms Bennun served as a consultant to Company’s management for almost four years, beginning January 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ:ARLC) ("Arel"), a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel's CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994).  In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel's board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT) ("ArelNet"), a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet's CEO from 1998 until 2001, during which time ArelNet went public on the TASE.  In 2004, Ms. Bennun resumed her position as ArelNet's CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005.  From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK:ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc. and B.Sc. degree in Industrial and Management Engineering from Ben-Gurion University.

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

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 20 years as an entrepreneur and senior executive in digital media, technology and investment firms. She currently serves as Senior Manager & Venture Outreach & Investment, Office of the CTO, at HP Inc. (Nasdaq: HPQ). She is also a board member of Imagesat NV, and is on the advisory board of BioGaming. From 2005 until 2008 she was Managing Director at Magnolia Capital Partners, managing the operations in Israel of Thomas Weisel Partners and Nomura, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles.  Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Mr. Matty Karp has served as a director since December 2009. From1996 to 2015 he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp.  From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp is a director of Elta Ltd. He has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion, and El Al Israel Airlines (TASE: ELAL).  Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board from inception in 1985 until September 10, 2015. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT), RADWIN Ltd RADIFLOW Ltd., RADHEAR Ltd., ARGUS Cyber security Ltd,Innoviz Ltd. and director in the following companies: Amdocs Ltd., RAD Data Communications Ltd., RAD-Bynet Properties and Assets (1981) Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., TopSpin Security Ltd., Armis Security Ltd Satixfy Ltd., Nucleix Ltd. and several other private holdings, real estate and medical devices companies. Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Mr. Yaron Ravkaie, is our Chief Executive Officer since January 16, 2016. Prior to joining our company, Mr. Ravkaie served during 2015 as the Chief Business Officer of RR Media Ltd. (NASDAQ: RRM). Prior to serving at RR Media Ltd.,  Mr. Ravkaie served as the President of the Mobile Financial Services Division in Amdocs (NASDAQ: DOX) for two years executing an M&A and a successful post-merger integration with a global organization offering mobile payments and mobile commerce. From 2008 through 2012, Mr. Ravkaie served as President of the AT&T division, with a $1B P&L, the largest in Amdocs, running sales, client management, strategy, projects, programs, long-term outsourcing and managed services activities. Mr. Ravkaie joined Amdocs in 1998 and, after a brief stint in the Israel Development Center he relocated to the U.S., where he performed various director and vice president roles. Mr. Ravkaie served for nine years in information systems, industrial engineering and logistics with the Israeli Air Force as a Major. Mr. Ravkaie holds an M.B.A. from the University of Beersheba and a B.Sc. in Industrial Engineering & Management from the Technion, Haifa.

Mr. Eyal Harari, our Chief Operating Officer, has been with us since 2000.  Mr. Harari began in the Development side of RADCOM in 2000 as a software R&D group manager, later becoming the Director of Product Management for VoIP Monitoring Solutions, then the Senior Director of RADCOM's Product Management department, the Vice President of Products and Marketing and finally in his current position since the beginning of year 2016.  Before joining us, Mr. Harari served from 1995 in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects.  Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv, and also holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

Mr. Uri Birenberg, our Chief Financial Officer, joined us in May 2014. Prior to joining us, Mr. Birenberg was a VP Finance at SunGard, from June 2007 to May 2014. Previously, Mr. Birenberg served as Controller at HP (Indigo division) and before that, as an auditor at Ernst & Young.  Mr. Birenberg holds a B.B. and M.B.A. in Accounting and Business Management from the College of Management in Israel, and is certified in Israel as a CPA.

Mr. Hilik Itman, our Vice President of Research and Development joined us in 1997 as a software engineer, and was appointed as VP R&D in 2014. Mr. Itman led the R70S software development, and also led the MaveriQ development during the company’s transition from hardware based products, to software based probe products. Mr. Itman holds a B.A. in Mathematics and Computer Science from the Open University.

Ronen Hovav, our Vice President of Sales, joined RADCOM in 2000.  Mr. Hovav performed several managerial positions in RADCOM’s Sales, Product Management and Quality Assurance departments, with several years in RADCOM’s U.S. office as the President of RADCOM’s Americas operation. His current position as the company Vice President of Global Sales. In 2006 to 2007, Mr. Hovav was the CEO of the USA IT and SW Testing Company - QualiTest-Ibase, a company owned by Malam Group. Prior to joining RADCOM in 1998, Mr. Hovav was a Software Engineer at EL-ON, developing a Robot for Israel TV Channel 2. Ronen holds MSCE and Computer Science degree from Robert Half College.

 Ms. Bennun is the life partner of Mr. Zohar Zisapel. Otherwise, there are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)***	Equity-Based Compensation ($)*	All Other Compensation ($)**	Total ($)
David Ripstein Former CEO****	2015	265,236	98,411	163,153	74,925	601,725

Eyal Harari COO	2015	136,720	125,962	101,936	54,135	418,753

Ronen Hovav VP Sales	2015	184,645	175,431	8,369	2,792	371,237

Hilik Itman VP R&D	2015	149,034	30,581	88,294	39,000	306,909

Uri Birenberg CFO	2015	123,966	12,916	48,882	52,885	238,649

*Equity based compensation includes the actual cost to the company in 2015.
**All other compensation includes social benefits and car leasing costs.
*** Except for the bonus payment of our CEO and CFO, the bonus payments of the other officers are comprised of bonus and commission payments.
****On December 31, 2015, David Ripstein retired from his role as our President and CEO, and the employer-employee relationship between the Company and Mr. Ripstein will remain in effect until November 2016, under those same terms which were in effect before his retirement.

The bonus paid to our former CEO and to our CFO is based on a formula, that includes the aggregation of 3 independent components, both measureable and non measureable, and which was approved for our former CEO for each of the years 2013, 2014 and 2015, by our shareholders on January 8, 2014.

The bonus and commission payments made to our other officers, are based on the achievements of goals and objectives that are set and communicated at the beginning of each year, and which are made in accordance with our compensation policy, as approved by our shareholders from time to time.

The aggregate direct remuneration paid to all of our directors and executive officers as a group (10 persons) for the year ended December 31, 2015 was approximately $1 million in salaries, bonus, commissions and directors' fees. This amount includes approximately $195,000 that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2015, our directors and officers received, in the aggregate, options to purchase 144,500 ordinary shares and 17,000 restricted share units (“RSUs”) under our 2013 Share Option Plan (the "2013 Plan"). The options have an average exercise price of $12.45 per share and expire five years from the grant date. The RSUs have a vesting schedule of one year over four equal quarterly installments, commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2015, our current directors and officers as a group held options to purchase an aggregate of 469,386 ordinary shares of the Company and 7,000 RSUs. Options to purchase an aggregate of 215,911 ordinary shares of the Company were granted under our 2003 Share Option Plan (the "2003 Plan") and options to purchase an aggregate of 253,475 ordinary shares of the Company and 7,000 RSUs were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation paid to our independent directors and external directors (other than to our Active Chairwoman, as of September 10 2015), is an annual fee of NIS 21,710 (currently equivalent to approximately $5,420) and a per meeting attendance fee of NIS 1,225 (currently equivalent to approximately $314), which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time.

On October 18, and October 26, 2015, our compensation committee and our Board of Directors approved, and on December 30 2015, our shareholders confirmed, a monthly salary of NIS 25,000 to be paid to our Active Chairwoman, for the scope of the services that she provides to our company as an Active Chairwoman.

In addition, on May 22, 2013, the Compensation Committee of our Board of Directors (the "Compensation Committee") and our Board of Directors, and on June 30, 2013, our shareholders, approved an annual grant of options (under the 2013 Plan) to purchase 10,000 ordinary shares.  The options will be fully vested in one year over four (4) equal quarterly installments commencing as of the applicable date of grant of the relevant year of service,  will expire on the earlier of five years or 180 days from the date of such director’s termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which for all the directors was initially June 30, 2013, the date of our 2013 annual general meeting, and for each of the two (2) years of service thereafter, was as follows: for the external directors, the grant dates shall be November 1, 2014 and November 1, 2015 (provided that the external director still serves as a director); for non-external directors, the grant date was the date of the relevant annual shareholders meeting, during which the non-external directors were being elected to serve as directors of the Company for another year of service. The exercise price of the options granted to our non-external directors on September 30, 2014, the date of our 2014 annual general shareholders' meeting, was $5.90 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date, and the exercise price of the options granted to our external directors on November 1, 2014, was $8.60. The exercise price of the options granted to our non-external directors on December 30, 2015, the date of our 2015 annual general shareholders' meeting, was $14.52 per share, which was the closing price per share of the ordinary shares on the NASDAQ Capital Market on such date, and the exercise price of the options granted to our external directors on November 1, 2015, was $11.20. The term of such compensation arrangement is for three years' term of service, commencing on June 30, 2013.

In addition, on May 22, 2013, our Compensation Committee and our Board of Directors, and on June 30, 2013, our shareholders approved the annual grant of options to purchase an annual quantity of 30,000 ordinary shares to Mr. Zohar Zisapel, in his capacity as the Chairman of the Company. The terms of the options are the same as those described in the above paragraph.  The term of such compensation arrangement is for three years commencing on June 30, 2013.

Share Option Plans

On April 3, 2013, our Board of Directors adopted our 2013 Stock Option Plan following to the expiration of the 2003 Plan that expired in 2013, which was amended on February 19, 2015, and on March 3, 2016 (as amended, the "2013 Plan").  The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors.  As of March 25, 2016, we have granted 778,000 options under the 2013 Plan, and 63,500 RSUs. Options granted under our option plans generally vest over a period of between one and four years, and generally expire five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants.  The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On March 3, 2016, our Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan, from 750,000 to 1,250,000.

The Company measures the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of $1.4 million for share-based compensation plans during 2015. During 2015, we granted options to purchase a total of 285,250 ordinary shares which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(l) and 9(b) of the Notes to the Consolidated Financial Statements for further information.

        As of March 25, 2016, we have under the 2003 Plan and the 2013 Plan a total of 763,225 outstanding options to purchase ordinary shares

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

Compensation Policy

Our Compensation Committee and Board of Directors have approved on December 1, 2013, a proposed compensation policy for Executive Officers and Directors, and our shareholders approved our compensation policy on January 8, 2014 and our Compensation Committee and Board of Directors have approved on October 18 and October 26, 2015 certain proposed amendments to our compensation policy for Executive Officers and Directors, and our shareholders approved such amendments on December 30, 2015.

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Active Chairwoman), Uri Har, Irit Hillel, Matty Karp and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our non-external directors serve until the next annual general meeting. The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2016.  None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see "Item 6.B—Directors, Senior Management and Employees—Compensation."

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

The initial term of an external director is three years and may be extended subject to the shareholders’ approval, for up to two additional three year terms.  In certain special situations, the term may be extended beyond these periods.   Each committee of a company's board of directors is required to include at least one external director except for the audit committee and the compensation committee, of which all the external directors are to be members.  At our 2013 annual general meeting, held on June 30, 2013, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a third three-year term.  Both Mr. Uri Har and Ms. Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company's Audit Committee, Nominating Committee and Compensation Committee.

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

Compensation Committee

NASDAQ Requirements

Under the NASDAQ Listing Rules, a listed company is required to have a compensation committee comprised solely of independent directors. Our Compensation Committee consists of Irit Hillel (Chairman), Uri Har and Matty Karp, each of whom satisfies the independence requirements under the current NASDAQ Listing Rules.  The Company has adopted a Compensation Committee charter, which sets forth the responsibilities of the Compensation Committee.  The Compensation Committee is responsible for, among other things, assisting the Board of Directors in the reviewing and approving the compensation structure and policy, including all forms of compensation relating to our directors and executive officers.

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

On December 1, 2013, our Compensation Committee and Board of Directors approved a proposed compensation policy for Executive Officers and Directors, and our shareholders approved such compensation policy on January 8, 2014.  On October 16 and October 18, 2015, our Compensation Committee and Board of Directors, respectively, approved certain proposed amendments to our compensation policy for Executive Officers and Directors, and our shareholders approved such amendments on December 30, 2015.

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

 As of December 31, 2015, we had a total of 130 employees, out of which 90 employees are located in Israel, 3 employees of RADCOM Equipment Inc. located in the United States, 11 employees of RADCOM Brazil located in Brazil, 14 employees of RADCOM India located in India, and 12 employees in total located in Spain, Singapore, China, Russia, Uruguay and Paraguay, collectively. Of the 90 employees located in Israel, 51 were employed in research and development, 5 in operations (including manufacturing and production), 25 in sales and marketing and customer support, and 9 in administration and management. Of the 3 employees located in the United States, 2 were employed in sales, marketing and customer support and 1 was employed in administration and management.  Of the 11 employees located in the Brazil, 10 were employed in sales, marketing, and customer support and 1 was employed in administration and management. Of the 14 employees located in India, 13 were employed in sales, marketing, and customer support and 1 was employed in administration. Of the 12 employees located in Spain, Singapore, China, Russia, Uruguay, and Paraguay, 11 were employed in sales, marketing, and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  As of December 31, 2015, all of our 130 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

For more information, see "Item 4.B—Information on the Company—Business Overview—Employees."

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 24, 2016. The percentage of outstanding ordinary shares is based on 8,781,478 ordinary shares outstanding as of March 24, 2016. Except for Mr. Zohar Zisapel, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	2,795,883	(4)	30.5%
All directors and executive officers as a group, except Zohar Zisapel (8 persons)	230,500	(5)	2.5%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2016.

(2)
In determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2016.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary, and 30,843 shares that were repurchased by us.
(4)
Includes (i) 2,031,472 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel,(iii) 224,562 ordinary shares held of record by Michael & Klil Holdings (93) Ltd ("Klil"), an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 238,187 ordinary shares held of record by Lomsha Ltd. ("Lomsha"), an Israeli company wholly owned by Mr. Zohar Zisapel, (v) 152,500 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.68, expiring between the years 2015 and 2019, (vi) 74,854 ordinary shares issuable upon exercise of warrants held by Klil   and (vii) 60,683 ordinary shares issuable upon exercise of warrants held by Lomsha, all of which have an exercise price per share of $3.49, and expire in June 2016.  The options and warrants listed above are exercisable currently or within 60 days of March 24, 2016. Mr. Zohar Zisapel is a principal shareholder and our former Chairman of the Board of Directors of RAD Data Communication.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.   Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel and based on Mr. Zohar Zisapel's Schedule 13D/A filed with the SEC on February 18, 2014.

(5)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options or warrants held by each such party, which are vested or shall become vested within 60 days of March 24, 2016 and have, therefore, not been separately disclosed. The amount of shares is comprised of 230,500 ordinary shares issuable upon exercise of options and warrants exercisable within 60 days March 24, 2016.

For a description of our share option plans for the granting of options to our employees see "Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 24, 2016, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares, based on information provided to us by the shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 24, 2016, our ordinary shares had a total of 24 holders of record, of which 14 were registered with addresses in the United States, and 9 were registered with addresses in Israel.We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street name." As of March 24, 2016, U.S. holders of record held approximately 71% of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)		Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel	2,795,883	(3)	30.5%
G2 Investment Partners Management LLC	865,323	(4)	9.3%
Yehuda Zisapel	462,330	(5)	5.0%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2016.

(2)
The percentage of outstanding ordinary shares is based on 8,781,478 ordinary shares outstanding as of March 24, 2016.  In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2016. The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM Equipment, Inc., a wholly owned subsidiary and 30,843 shares that were repurchased by us.

(3)
Includes (i) 2,031,472 ordinary shares held of record by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil &Michael Ltd., (iii) 224,562 ordinary shares held of record by Klil, (iv) 238,187 ordinary shares held of record by Lomsha, (v) 152,500 ordinary shares issuable upon exercise of options, with an average exercise price per share of $5.68, expiring between the years 2015 and 2019, (vi) 74,854 ordinary shares issuable upon exercise of warrants held by Klil and (vii) 60,683 ordinary shares issuable upon exercise of warrants held by Lomsha, all of which have an exercise price per share of $3.49, and expire in June 2016.  The options and warrants listed above are exercisable currently or within 60 days of March 24, 2016.  Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Zohar Zisapel is a principal shareholder and Chairman of the Board of Directors of RDC and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RDC.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)
The information with respect to the holdings of G2 Investment Partners Management LLC ("G2 Management") is based on information provided to the Company by G2 Management and a Schedule 13G/A filed with the SEC by G2 Management on February 16, 2016.

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

The RAD-BYNET Group

Zohar Zisapel is the Chairman of the board of Ceragon Networks Ltd., RADWIN Ltd., RADIFLOW Ltd., RADHEAR Ltd., ARGUS Cyber Security Ltd., and Innoviz Ltd. and director in the following companies: Amdocs Ltd., RAD Data Communications Ltd., RAD-Bynet Properties and Assets (1981) Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., TopSpin Security Ltd., Armis Security Ltd., Satixfy Ltd., Nucleix Ltd. and several other private holdings, real estate and medical devices  companies. The above list does not constitute a complete list of Zohar Zisapel’s holdings.  In some of these companies his brother,  Yehuda Zisapel is also a director.

Yehuda Zisapel (brother of Zohar Zisapel) serves also as  director in additional companies, including: RADWARE Ltd., Bynet Data Communications Ltd., Bynet Electronics Ltd., Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Ab-Net Communications Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., SecurityDam Ltd., Binat Business Ltd and several other private holdings, real estate and medical devices  companies. The above list does not constitute a complete list of Yehuda Zisapel’s holdings.

Some of the above companies may be suppliers/distributors/consumers of RADCOM products, or may render additional services by arm’s length transactions or share logistic arrangement with the Company. Some of the above companies are known as the “RAD-BYNET Group.”

Ms. Rachel (Heli) Bennun, who is the Active Chairwoman of our Board of Directors, is Zohar Zisapel’s life partner.

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services.  Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own.   The aggregate amounts of such purchases were approximately $87,000, $75,000 and $68,000 in 2015, 2014 and 2013, respectively.

Each of RAD and BYNET may provide legal, personnel and administrative services to us and lease space to us, for which we pay on market terms and rates. The aggregate amounts of such payments were approximately $12,000, $14,000, and $14,000 in 2015, 2014 and 2013, respectively.

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Yehuda, Nava and Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $411,000, $427,000 and $422,000 in 2015, 2014 and 2013 respectively. We also sublet approximately 1,260 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $24,000 for 2015, $25,000 for 2014 and $12,000 for 2013.

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

In 2015, we entered into a number of material contracts with subsidiaries of Amdocs Limited, a company with limited liability under the laws of the Island of Guernsey (“Amdocs”).  Mr. Zohar Zisapel, the Company’s controlling shareholder and director, also serves as a director of Amdocs.

On March 23, 2015, Radcom Equipment, Inc., a New Jersey corporation and one of our significant subsidiaries (“Radcom US”), entered into a Master Subcontractor Agreement (“MSA”) with Amdocs, Inc., a Delaware corporation and a significant subsidiary of Amdocs (“Amdocs US”), which MSA was subsequently assigned to us by Radcom US. At the time the MSA was entered into, there were no business commitments pursuant to such agreement.

On December 30 2015, we entered into a multi-year supplemental agreement (the “Supplemental Agreement”, and together with the MSA, the “Subcontractor Agreement”) with Amdocs Software Systems Limited, a company formed under the laws of Ireland and a significant subsidiary of Amdocs (“Amdocs Software”).

On December 30, 2015, we entered into a value added reseller agreement with Amdocs Software (the “VAR Agreement”), as amended by the Addendum to the VAR, dated December 30, 2015 (the “Addendum”).  Pursuant to the VAR Agreement and the Addendum, Amdocs Software is authorized to resell our products to various end user customers as may be agreed upon from time to time by the parties.

On December 28, 2015, we entered into an End User License Agreement with one of Amdocs Software’s customers, a top-tier North American mobile operator, pursuant to which we would grant a license to use our products’ software. As per the Supplemental Agreement, and in addition to the licenses to our MaveriQ solutions which we grant under the End User License Agreement and in connection with the Supplemental Agreement, we provide related services in our capacity as a subcontractor of Amdocs US in accordance with the Subcontractor Agreement.

In March 2016, we received an initial payment of $18 million from Amdocs Software, pursuant to the Supplemental Agreement.

The pricing and other terms of the abovementioned agreements were determined based on negotiations between the applicable parties. Certain members of our board of directors and management reviewed such agreements and confirmed that such agreements were not different from terms that could have been obtained from unaffiliated third parties.

In January 2012, we entered into a consulting agreement with Ms. Rachel (Heli) Bennun (the "Consultant"). The initial term of said agreement expired in January 2013, but was subsequently extended until September 10, 2015, the date Ms. Bennun was appointed as our Active Chairwoman of our Board of Directors as detailed below.

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

Ms. Bennun has served as a director since December 2012 and was appointed as our Active Chairwoman of our Board of Directors on September 10, 2015. For more information on the compensation terms of our Active Chairwoman, see “Item 6. B Directors, Senior Management and Employees- Compensation”.

 Ms. Bennun is also the life partner of Mr. Zohar Zisapel, our largest shareholder, a director and our former Chairman of our Board of Directors.

Registration Rights

In April and June 2013, we completed the 2013 PIPE in which we raised $3.5 million from certain investors, including our former President and Chief Executive Officer, Mr. David Ripstein (who invested $50,000), and Israeli companies wholly owned by our controlling shareholder and our former Chairman of our Board of Directors, Mr. Zohar Zisapel (who invested $1.1 million). As part of the 2013 PIPE, we entered into agreements with certain of our directors, officers and principal shareholders entitling them to certain registration rights.  Pursuant to such agreements, such parties have the right to demand registration of their shares purchased in the 2013 PIPE.  We filed a registration statement in regards to the shares and warrants of the 2013 PIPE transaction which became effective on July 3, 2013, and according to the agreement entered, we have to use commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date which is three years after the date that such Registration Statement is declared effective by the SEC.

For more information on the 2013 PIPE transaction, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements" above.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2015 and 2014, the amount of our export sales was approximately $17.3 million and $20.4 million respectively, which represented 93% and 86% of our total sales.

Legal Proceedings

None.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2015.

In March 2016, we received an initial payment of $18 million pursuant to the Supplemental Agreement with Amdocs Software, in connection with which we entered into the End User License Agreement with the Tier 1 North American mobile operator.

The exchange rate between the Brazilian Real and the U.S. dollar, expressed as Brazilian Real per U.S. dollar and based upon the daily representative rate of exchange as published by the Central Bank of Brazil, has Strengthened during the period from January 1, 2016 until March 24, 2016, by approximately 5.4% from 3.904 Brazilian Real per U.S. Dollar to 3.694 Brazilian Real per U.S. Dollar.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low market prices of our ordinary shares as reported on NASDAQ for the periods indicated.

Annual	High	Low
2015	$14.93	$9.59
2014	$13.23	$4.65
2013	$7.35	$2.21
2012	$5.69	$2.08
2011	$13.98	$3.45

Quarterly 2016
First Quarter (Through March 24)	$16.63	$11.72

Quarterly 2015
Fourth Quarter	$14.93	$9.6
Third Quarter	$11.65	$9.67
Second Quarter	$10.93	$9.59
First Quarter	$11.97	$9.62

Quarterly 2014
Fourth Quarter	$13.23	$5.60
Third Quarter	$6.14	$5.09
Second Quarter	$7.05	$4.65
First Quarter	$6.69	$5.05

Most recent six months
March (Through March [24])	$14.69	$13.05
February 2016	$15.84	$12.89
January 2016	$16.63	$11.72
December 2015	$14.93	$12.26
November 2015	$11.57	$11.07
October 2015	$11.2	$9.6
September 2015	$11.5	$10.53

On March 28 2016, the closing price of our ordinary shares on the NASDAQ was $13.41 per share.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

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

Our memorandum of association and our articles of association were last amended on December 30, 2015. The following is a summary description of certain provisions of our memorandum of association and articles of association, in each case as is currently in effect, and certain relevant provisions of the Israeli Companies Law (as currently in effect) which apply to us.  This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles, which are incorporated by reference and/or filed as exhibits to this Annual Report, and to the Israeli Companies Law.

Objectives and Purposes

We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company.  We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

            The full details of all of our objectives and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolutions of our shareholders.  One of our objectives is to manufacture, market and deal – in all ways – with computer equipment, including communications equipment and all other equipment related in any way to such equipment.  Some additional objectives of our listing include:  having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper to do so; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be fixed from time to time by resolutions of our shareholders.  On December 9, 2009, at our annual general meeting, our shareholders fixed the number of directors on our Board of Directors at five. Our non-external directors do not stand for reelection at staggered intervals, and they serve until the next annual general meeting (in 2016).  The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2016.

Election of Directors

Directors, other than external directors, are elected by the shareholders at the annual general meeting of the shareholders, or appointed by the board of directors.  In the event that any directors are appointed by the board of directors, their appointment is required to be ratified by the shareholders at the next shareholders' meeting following such appointment.  Our shareholders may remove a director from office in certain circumstances.  There is no requirement that a director own any of our capital shares.  Directors may appoint alternative directors in their place, with the exception of external directors, who may appoint an alternate director only in very limited circumstances. See Item 6C.

Remuneration of Directors

Directors' remuneration is subject to our compensation policy and to shareholder approval. Monetary compensation to external directors is mandated by Israeli regulations, which is subject to approval by the board of directors only in certain circumstances.

Powers of the Board of Directors

Our Board of Directors may resolve to take action at a meeting when a quorum is present, and resolutions must be passed by a vote of at least a majority of the directors present at the meeting who are entitled to participate in the meeting.  A quorum of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting, but shall not be less than two

Our Board of Directors may elect one director to serve as Chairman of the Board to preside at the meetings of our Board of Directors, and may also remove such director.

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

Each person listed in the table above under "Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management" above is an office holder.  Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the compensation committee to the extent that it complies with the statutory requirements which apply to the compensation committee, and the Board of Directors. Arrangements regarding the terms of employment and compensation of directors also require approval by the compensation committee, the Board of Directors and the shareholders.

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

Amending the Rights of Shareholders

Pursuant to the Israeli Companies Law and the Company's articles of association, the Company may change the rights of owners of shares of a class of capital stock only with the approval of a majority of the holders of such class of stock present and voting at a separate general meeting called for such class of stock.  An enlargement of a class of stock is not considered changing the rights of such class of stock.

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

Agreements and extraordinary transactions with a duration exceeding three years are subject to re-approval once every three years by the audit committee (or compensation committee, in certain circumstances under applicable law),, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval is reasonable under the circumstances.

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

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, the Company's office holders must be approved by the Company's compensation committee and the Company's board of directors and, if the beneficiary is a director or the chief executive officer, by the Company's shareholders.  The Company's audit committee, board of directors and shareholders resolved to indemnify and exculpate the Company's office holders by providing them with indemnification agreements, and approving the purchase of a directors and officers liability insurance policy. We currently maintain directors and officers’ liability insurance policy limited to $15 million, at an annual premium of approximately $45,000.

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

For a summary of (i) the lease agreement for our Tel Aviv premises, see "Item 4.D—Information on the Company—Property, Plants and Equipment," (ii) the 2013 PIPE, see "Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Private Placements," and (iii) the agreements with Amdocs, see “Item 7.B- Related Party Transactions”.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 26.5% for the 2015 tax year. On January 5, 2016 the Israeli parliament approved the reduction of the corporate tax rate by 1.5%, from 26.5% to 25%, effective January 1, 2016. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

Tax Benefits under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits, among others:

•	deductions over an eight-year period in equal amounts (12.5%) for purchases of know-how, patents and the right to exploit patent which are used for the development or the advancement of the company;

•	deductions over a three-year period in equal amounts of expenses involved with the issuance and listing of shares on a stock exchange;
•	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies; and
•	accelerated depreciation rates on equipment and buildings owned by the industrial company.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year– NIS 810,720 for 2015 / 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Non-Residents on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends by an Israeli resident company to non-residents of Israel, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a Significant Shareholder at any time during the 12-month period preceding such distribution. Distributions of dividends are subject to the withholding of Israeli tax at the source at the prevailing rates under Israeli tax law.

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

Israeli Transfer Pricing Regulations

In accordance with Section 85A of the Israeli Tax Ordinance, if in an international transaction (whereby at least one party is a foreigner or all or part of the income from such transaction is to be taxed abroad as well as in Israel) there is a special relationship between the parties (including but not limited to a family relationship or a relationship of control between companies), and due to this relationship the price set for an asset, right, service or credit was determined or other conditions for the transaction were set such that a smaller profit was realized than what would have been expected to be realized from a transaction of this nature, then such transaction shall be reported in accordance with customary market conditions and tax shall be charged accordingly. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as profit, the area of activity, nature of the asset, the contractual conditions of the international transaction and according to additional terms and conditions specified in the regulations.

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

Passive Foreign Investment Company Status.  We would be a passive foreign investment company (a "PFIC") for 2015 if (taking into account certain "look-through" rules with respect to the income and assets of certain corporate subsidiaries) either (i) 75 percent or more of our gross income for the taxable year was passive income or (ii) the average percentage (by value) of our total assets that are passive assets during the taxable year was at least 50 percent.  As discussed below, we believe that we were not a PFIC for 2015.

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

The Code does not specify how a corporation must determine fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  We believe that we should not be classified as a PFIC for 2015. We believe also that we were not a PFIC for tax years 2004 through 2013 or any year prior to 2001, based upon our income, assets, activities and market capitalization during such years.  Based upon independent valuations of our assets as of the end of each quarter of 2001, 2002 and 2003, we believe that we were not a PFIC for 2001, 2002 or 2003 despite the relatively low market price of our ordinary shares during much of those taxable years.  However, there can be no assurance that the IRS will not challenge our treatment.  The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets or the future price of our ordinary shares, which are all relevant to this determination.  Accordingly, there can be no assurance that we will not become a PFIC.  U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a timely QEF, mark-to-market or certain other special elections.  U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Brazilian Tax Considerations

Income Tax

            Current taxes

In Brazil, current tax assets and liabilities of last and prior years are measured at the estimated amount recoverable from or payable to the tax authorities. The tax rates and laws used in calculating the taxes are those in effect at year end, which were 34% for both 2014 and 2015.

Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their book value, and from losses incurred during the year. Tax losses have no expiration period, but are limited to be compensated based on 30% of taxable income per year.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. During the years ended December 31, 2014 and 2015, a full valuation allowance was recognized over the deferred tax arisen from losses carryforwards related to our subsidiary in Brazil, due to the low expectation of future taxable income generation in the next future.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash and cash equivalents and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held mainly in U.S. dollars with financial banks and bear annual average interest of approximately 0.5%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, Brazilian Reals ("BRL") or in Euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and Brazilian Real. Based on our budget for 2016, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $300,000 per quarter and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $30,000 per quarter and vice versa.

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

a.            Disclosure Controls and Procedures

The Company's management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2015. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that, as of December 31, 2015, the Company's disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

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

Under the supervision and with the participation of the Company's management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2015, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2015, the Company's internal control over financial reporting was effective.

c.           Attestation Report of the Registered Public Accounting Firm

Not applicable.

d.           Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

On February 1, 2004, our Board of Directors adopted our Code of Ethics and Business Conduct, a code that applies to all of our directors, officers and employees, including our Chief Executive Officer and our Chief Financial Officer. A copy of the Code of Ethics and Business Conduct was filed as Exhibit 11 to our annual report on Form 20-F filed with the SEC on May 6, 2004.

Our Code of Ethics, as may be amended from time to time, is also publicly available on our website at www.radcom.com. Future amendments to our Code of Ethics will be posted on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2015 and 2014 were, respectively:

Audit Fees	$149,500	$137,000
Audit Related Fees	3,000	3,000
Tax Fees	15,500	7,500
All Other Fees	0	0
Total	$168,000	$147,500

Audit Fees included fees associated with the annual audit, the reviews of our quarterly financial statements, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transactions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

All other fees included the preparation and delivery of special reports in connection with the funding received from the Chief Scientist and MoE.

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

ITEM 16 H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (1).
1.2	Amended and Restated Articles of Association, as amended (2).
2.1	Form of ordinary share certificate (3)
4.1	2003 Share Option Plan (3)
4.2	2013 Share Option Plan, as amended (2)
4.3	Lease Agreement, dated March 1, 2013, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English translations accompanied by Hebrew original)(3).
4.4	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (6).
4.5	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (7).
4.6	Lease Extension, dated May 30, 2014, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc (2).
4.7	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and Radcom Inc. (2)*.
4.8	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.
4.9	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.
4.10	Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.
4.11	Radcom Compensation Policy for Executive Officers and Directors, as amended on December 30, 2015. (2)
8.1	List of Subsidiaries (2)
11.1	Code of Ethics (8).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2).
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2).
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (2).
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 29, 2016(2).
101
The following financial information from RADCOM Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013 (iii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2015, 2014 and 2013 ; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (vi) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

_________________

(1)   Incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015.

(2) Filed herewith.
(3) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013.
(6) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.
(7) Incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on July 3, 2013.
(8) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.

* Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By: /s/ Yaron Ravkaie
Name: Yaron Ravkaie
Title: Chief Executive Officer
Date: March 29, 2016

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. and its subsidiaries (the "Company") as of December 31, 2015 and 2014 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2015 and 2014 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 29, 2016	A Member of Ernst & Young Global

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,727	$6,848
Restricted bank deposits	32	32
Trade receivables	3,684	5,477
Inventory	1,532	2,699
Other accounts receivable and prepaid expenses	2,087	1,411

Total current assets	16,062	16,467

SEVERANCE PAY FUND	3,181	3,051

OTHER ACCOUNTS RECEIVABLES	508	600

PROPERTY AND EQUIPMENT, NET	384	200

Total assets	$20,135	$20,318

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2015	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade Payables	1,465	1,524
Employees and payroll accruals	2,533	2,377
Deferred revenues and advances from customers	931	765
Other accounts payable and accrued expenses	1,490	1,739

Total current liabilities	6,419	6,405

LONG-TERM LIABILITIES:
Deferred revenues	197	198
Accrued severance pay	3,656	3,453

Total long-term liabilities	3,853	3,651

Total liabilities	10,272	10,056

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital: Ordinary Shares of NIS 0.20 par value: 20,000,000 and 9,997,670 shares authorized at December 31, 2015 and 2014, respectively; 8,674,717 and 8,447,307 shares issued and 8,638,685 and 8,411,275 shares outstanding at December 31, 2015 and 2014, respectively	372	361
Additional paid-in capital	70,270	68,059
Accumulated other comprehensive loss	(2,760)	(1,062)
Accumulated deficit	(58,019)	(57,096)

Total shareholders' equity	9,863	10,262

Total liabilities and shareholders' equity	$20,135	$20,318

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2015	2014	2013

Revenues:
Products	$16,122	$20,547	$17,917
Services	2,551	3,089	2,565

	18,673	23,636	20,482

Cost of revenues:
Products	4,041	8,350	7,540
Services	285	343	350

	4,326	8,693	7,890

Gross profit	14,347	14,943	12,592

Operating expenses:
Research and development	6,071	5,812	5,615
Less - royalty-bearing participation	1,582	1,664	1,537

Research and development, net	4,489	4,148	4,078

Selling and marketing, net	7,834	7,295	7,592
General and administrative	2,393	2,262	2,051

Total operating expenses	14,716	13,705	13,721

Operating income (loss)	(369)	1,238	(1,129)

Financial expenses, net	(433)	(332)	(291)

Income (loss) before taxes on income	(802)	906	(1,420)

Taxes on income	(121)	(180)	-

Net income (loss)	$(923)	$726	$(1,420)

Basic net income (loss) per Ordinary Share	$(0.11)	$0.09	$(0.19)

Diluted net income (loss) per Ordinary Share	$(0.11)	$0.08	$(0.19)

Weighted average number of Ordinary Share used in computing basic net income (loss) per share	8,572,681	8,088,974	7,340,056

Weighted average number of Ordinary Share used in computing diluted net income (loss) per share	8,572,681	8,592,387	7,340,056

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Net income (loss)	$(923)	$726	$(1,420)

Other comprehensive loss:
Foreign currency translation adjustments	(1,698)	(257)	(483)

Other comprehensive loss	(1,698)	(257)	(483)

Comprehensive income (loss)	$(2,621)	$469	$(1,903)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital Amount		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2013	6,413,748	251		61,470	(322)	(56,402)	4,997

Issuance of shares and warrants, net of issuance expenses of $ 35 (private placement)	1,239,639	68		3,356	-	-	3,424
Share-based compensation	-	-		499	-	-	499
Exercise of warrants	73,333	4		252	-	-	256
Exercise of options	184,588	12		214	-	-	226
Net loss	-	-		-	-	(1,420)	(1,420)
Other comprehensive loss	-	-		-	(483)	-	(483)

Balance as of December 31, 2013	7,911,308	335		65,791	(805)	(57,822)	7,499

Share-based compensation	-	-		579	-	-	579
Exercise of warrants	5,974	*	)	21	-	-	21
Exercise of options	493,993	26		1,668	-	-	1,694
Net income	-	-		-	-	726	726
Other comprehensive loss	-	-		-	(257)	-	(257)

Balance as of December 31, 2014	8,411,275	$361		$68,059	$(1,062)	$(57,096)	$10,262

Share-based compensation	-	-		1,409	-	-	1,409
Exercise of warrants	22,921	1		79	-	-	80
Exercise of options	185,989	9		724	-	-	733
RSUs vested	18,500	1		(1)	-	-	-
Net income	-	-		-	-	(923)	(923)
Other comprehensive loss	-	-		-	(1,698)	-	(1,698)

Balance as of December 31, 2015	8,638,685	$372		$70,270	$(2,760)	$(58,019)	$9,863

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows used in operating activities:

Net income (loss)	$(923)	$726	$(1,420)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	123	87	108
Share-based compensation and restricted shares	1,409	579	499
Change in:
Severance pay, net	73	(7)	(19)
Trade receivables	1,053	61	(2,716)
Other account receivables, prepaid expenses	(1,266)	804	348
Inventories	311	1,379	2,131
Trade payables	(278)	(705)	348
Employees and payroll accrued	174	276	123
Other accounts payable and accrued expenses	531	584	(9)
Deferred revenue and advances from customers	677	(394)	(1,531)
Others	-	(4)	8

Net cash provided by (used in) operating activities	1,884	3,386	(2,130)

Cash flows used in investing activities:

Investment in restricted bank deposits	-	-	(38)
Maturity of restricted bank deposits	-	1,477	-
Purchase of property and equipment	(97)	(65)	(88)

Net cash provided by (used in) investing activities	(97)	1,412	(126)

Cash flows from financing activities:

Repayment of short-term bank credit, net	-	(629)	(429)
Repayment of short-term loan (includes $750 from related party)	-	-	(1,550)
Proceeds from issuance of shares and warrants, net of issuance expenses of $ 35 (private placement)	-	-	3,424
Exercise of warrants	80	21	256
Exercise of options	733	1,694	226

Net cash provided by financing activities	813	1,086	1,927

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013

Foreign currency translation adjustments on cash and cash equivalents	(721)	(221)	40

Increase (decrease) in cash and cash equivalents	1,879	5,663	(289)
Cash and cash equivalents at beginning of year	6,848	1,185	1,474

Cash and cash equivalents at end of year	$8,727	$6,848	$1,185

(a)	Non-cash investing activities:

	Purchase of property and equipment on credit	$21	$4	$30

(b)	Cash paid during the year for:

	Interest	$-	$13	$43

	Taxes on income	$121	$180	$-

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

a.
RADCOM Ltd. (the "Company") is an Israeli corporation which provides Service Assurance and Customer Experience Management solutions for Communication Service Providers (“CSP”). The Company's solutions support the CSPs ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on virtual (NFV) networks and non-virtual networks. The Company specializes in solutions for next-generation networks, including LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier-grade solutions, are designed for big data analytics on terabit networks, and are used to enhance customer care management, network operations, engineering capabilities, network service management, network planning and marketing. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM.

In February 2014, the Company's MaveriQ solution, a software probe based solution, which replaced the OmniQ solution, a hardware-based solution, officially launched and started selling. In 2015 the Company invested major R&D efforts, which will be continued in the future, to develop our NFV solutions.

In December 2015, the company signed a multi-year sales agreement for the sale of MaveriQ, virtual-probe-based monitoring solution, to a leading North American Tier-1 telecom operator. During the year ended December 31, 2015, no revenues have been recognized from such agreement. (see also Note 11f). In March 2016, the company received an initial payment of $18,000 pursuant to this agreement.

The Company has wholly-owned subsidiaries in the United States, Brazil and India that are primarily engaged in the sales, marketing and customer support of the Company's products in North America, Brazil and India.

b.
The Company has an accumulated deficit of $58,019 as of December 31, 2015. The Company has managed its liquidity during this time through a series of cost reduction initiatives, including reduction in workforce and private placement transactions. In addition, in 2015 the Company generated positive cash flow amounted to $1,884 from its operating activities. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

c.
In December, 2014, one of the Company's customers (the "customer") in Latin America sent a termination announcement to the agreement between the parties, claiming for refund of all amounts previously paid and damages. On August 30, 2015, the Company sent to the customer a counter notice and rejected completely all the customer's claims. The Company currently concludes that no potential loss with respect to claim to refund or damages fee is considered probable.

In addition, in light of this termination letter the Company took an inventory and related costs write-off charge of approximately $1,815 during the year ended December 31, 2014. Such costs are related to equipment that was shipped to this customer for which revenue criteria have not been met. The write-off was charged to costs of revenue and selling and marketing, net expenses in a total amount of $1,639 and $176, respectively, during the year ended December 31, 2014.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

d.
The company expects to depend on sales of the company’s solutions to a limited number of customers for the substantial majority of the company revenues in 2016.

The Company depends on a limited number of contract costumers for selling its products. If these customers become unable or unwilling to continue to buy the Company's products, it could adversely affect the Company's results of operations and financial position (see also Note 10b3).

The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the company’s business, results of operations and financial condition.

e.
On December 31, 2015, the Company’s former CEO and President retired from his position and replaced by a new CEO who was appointed by the Company’s Board of Directors to commence on January 16, 2016. According to the terms of the resignation agreement signed between the Company and the former CEO and President, the employer-employee relationship between the Company and the former CEO will remain in effect until November 2016.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U. S GAAP").

a.	Use of estimates:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars ("dollar" or "dollars"):

Most of the revenues and costs of the Company and its subsidiaries, other than its Brazilian subsidiary, are denominated in U.S. dollars. Therefore, the Company's management believes the currency of the primary economic environment in which the operations of the Company and these subsidiaries are conducted is the United States dollar, which is used as the functional currency.

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

For the Company's subsidiary in Brazil whose functional currency has been determined to be its local currency, assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in the shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

d.	Cash and cash equivalents:

The Company considers all highly liquid deposit instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

e.	Restricted bank deposits:

Restricted bank deposits represent restricted cash which is pledged in favor of the bank that provides guarantees to the Company.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Concentration of credit risk:

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

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. No allowance for doubtful accounts was recorded as of December 31, 2015 and 2014. Actual collection experience may not meet expectations and may result in increased bad debt expense. No bad debt expenses were recorded during the years ended December 31, 2015, 2014 and 2013.

g.	Inventory:

Inventories are stated at the lower of cost or market value. Cost is determined on a "moving average" basis. Inventory write-offs are provided to cover technological obsolescence, excess inventories and discontinued products.

Inventory write-off is measured as the difference between the cost of the inventory and market based upon assumptions about future demand, and is charged to the cost of sales. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Total inventory write-offs during the years ended December 31, 2015, 2014 and 2013 amounted to $346, $187 and $110, respectively. Following the termination of the agreement that is disclosed in Note 1c, during the year ended December 31, 2014, the Company recorded additional inventory write-off amounted to $1,005.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers and related equipment	15 - 33
Office furniture and equipment	7 - 33
Leasehold improvements	At the shorter of the lease period or useful life of the leasehold improvement

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "property, plants and equipment", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2015, 2014 and 2013, no impairment losses were identified.

j.	Revenue recognition:

The Company's revenues are generated mainly from sales of products to direct customers and, to lesser extent, from independent distributors. The Company’s products contain software components and non-software components that function together to deliver the product's essential functionality. As such, revenues from sales of products are recognized in accordance with ASC No. 605, "Revenue Recognition" when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. The Company's arrangements generally do not include any provisions for cancellation, termination, or refunds.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the Company's agreement with distributors, sales to distributors are final and distributors have no rights of return or price protection. The Company is not a party to the agreements between distributors and their customers, however the Company recognizes its revenue on a "sale through" basis and therefore revenues from these distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

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

Revenues from fixed price contracts that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on the ratio of costs related to contract performance incurred to date to the total estimated amount of such costs. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. During the year ended December 31, 2015 and 2014, the Company recognized revenues amounted to $622 and $2,205 from such contract.

Under the Company's selling arrangements, the Company generally provides a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all of its products. After the Warranty period initially provided with the Company's products, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts." Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues represent unrecognized fees collected for extended warranty services as well as other advances and payments received from customers, for which revenue has not yet been recognized.

k.	Cost of revenues:

Cost of products is comprised of cost of 3rd Party hardware and Software license fees paid to 3rd Party, employees' salaries and related costs, shipping and handling costs, sub-contractors costs, inventory write-off, indirect taxes, packaging, import taxes and royalties to the Office of the Chief Scientist (the "OCS").

Cost of services is comprised mainly of employees' salaries and related costs incurred for hardware maintenance and customer support.

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

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated by running

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor is estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

The fair value for options granted in 2015, 2014 and 2013 is estimated at the date of grant with the following weighted average assumptions:

	2015	2014	2013

Dividend yield	0%	0%	0%
Expected volatility	51.4%-62%	70%-74%	71%-74%
Risk-free interest	0.6%-1.7%	0.6%-0.8%	0.3%-0.6%
Expected life (in years)	2.39-4.58	2.81	2.81

m.	Research and development costs:

Research and development costs are charged to statement of operations as incurred except royalty-bearing participation from Office of the Chief Scientist ("OCS") as described in Note 2n.

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

The Company receives royalty-bearing participation, which represents participation of the Government of Israel (specifically from the OCS) in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the OCS are recorded under cost of sales, when the related sales are recognized. (see also Note 7a).

The Company also receives participation from the Israeli Ministry of Economy, commerce and labor (the "MOE"), which is a participation of up to 50% of relevant marketing expenses. These grants are presented as a reduction of marketing expenses and amounted to $215, $55 and $150 for the years ended December 31, 2015, 2014 and 2013, respectively. (see also Note 7a).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Income (loss) per share:

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options, RSUs and warrants excluded from the calculation of diluted net income (loss) per share was 1,349,414, 1,368,220 and 1,353,372 as of December 31, 2015, 2014 and 2013, respectively.

p.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes is more likely than not that such benefits will be realized.

q.	Income tax uncertainties:

In accordance with ASC 740 "Income Taxes", the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2015 and 2014, no liability for unrecognized tax benefits was recorded.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Severance pay:

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

Effective January 1, 2012, the Company's agreements with new employees in Israel are in accordance with section 14 of the Severance Pay Law - 1963 which provide that the Company's contributions to severance pay fund shall cover its entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not recorded as part of the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited.

Severance expenses for the years ended December 31, 2015, 2014 and 2013 amounted to $485, $527 and $537, respectively.

s.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, restricted bank deposits, trade receivables, trade payables and other accounts payable and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

t.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Comprehensive loss:

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

v.	Recently issued accounting standards:

1.
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to receive in exchange for those goods and services. The effective date of ASU 2014-09 is for annual reporting periods beginning after December 15, 2017. In July 2015, the FASB decided to defer by one year the effective date of this ASU. The ASU has not yet been adopted and the Company is currently evaluating the impact that the adoption of ASU 2014-09 will have on its financial statements.

2.
In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements - Going Concern: Disclosure of Uncertainties about on Entity's Ability to Continue as o Going Concern" (ASU 2014-15). The standard requires management to evaluate, at each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date the financial statements are issued, and provide related disclosures. The update will become effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. The ASU has not yet been adopted but the Company does not expect this standard to have a material impact on its Consolidated Financial Statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
In July 2015, the FASB issued ASU No. 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory." Under this accounting guidance, inventory will be measured at the lower of cost and net realizable value and other options that currently exist for market value will be eliminated. ASU No. 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

4.
In February 2016, the FASB issued ASU 2016-02 - Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact our consolidated financial statements as we have certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The ASU has not yet been adopted and the Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	INVENTORY

	December 31,
	2015	2014

Raw materials	$126	$919
Finished products (*)	1,406	1,780

	$1,532	$2,699

(*)	Includes amounts of $ 373 and $ 1,208 for 2015 and 2014, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

NOTE 4: -      OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2014

Indirect taxes	$54	$27
Government of Israel – grants to receive	622	416
Prepaid expenses and work in progress	1,314	738
Advances to suppliers	10	26
Others	87	204

	$2,087	$1,411

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2015	2014

Cost:
Computers and related equipment	$649	$371
Office furniture and equipment	499	482
Leasehold improvements	424	419

	1,572	1,272
Accumulated depreciation:
Computers and related equipment	373	280
Office furniture and equipment	408	393
Leasehold improvements	407	399

	1,188	1,072

	$384	$200

Depreciation expenses for the year ended December 31, 2015, 2014 and 2013 amounted to $123, $87 and $ 108, respectively.

NOTE 6: -	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2015	2014

Royalties - OCS payable	$655	$827
Commissions to distributors	395	76
Accrued expenses	440	836

	$1,490	$1,739

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

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

As of December 31, 2015, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $40,693. The total research and development grants that the Company has received from the OCS as of December 31, 2015 were $38,442. The accumulated interest as of December 31, 2015 was $13,995 and the accumulated royalties paid to the OCS were $11,744.

Royalty expenses relating to the OCS grants included in cost of revenues during the years ended December 31, 2015, 2014 and 2013 were $655, $827 and $706, respectively.

In May 2010, the Company received a notice from the OCS regarding alleged miscalculations of the amount of royalties paid by the Company to the OCS for the years 1992-2009 and the revenues basis of which the Company has to pay royalties. The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued. During 2011, the Company reviewed with the OCS alleged miscalculation differences. The Company assessed the merits of the aforesaid arguments raised by the OCS and recorded liability for an estimated loss respectively.

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

The total research and development funds that the Company has received from the BIRD-F were $359. As of December 31, 2015, the Company is required to pay royalties up to an amount of $798, including linkage to the United States Consumer Price Index (CPI).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2015, the accumulated royalties paid to the BIRD-F including linkage to the CPI were $439. Accordingly, the Company's total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to $359 as of December 31, 2015.

Starting 2003, the Company has not generated sales of products developed with the funds provided by BIRD-F, therefore the Company is not obligated to pay royalties or repay the grant since that date.

3.
In April 2012 and in April 2014, the MOE approved the Company's application for participation in funding the setting up of the Company’s Indian subsidiary and China branch as part of a designated grants plan for the purpose of setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, respectively, based on the approved budget for the plan over a period of 3 years.

The Company is obligated to pay to the MOE royalties of 3% on sales in the target market over a period of five years but not more than the total linked amount of the grant received.

The total marketing grants that the Company has received from the MOE as of December 31, 2015 were in the amount of $523. As of December 31, 2015, no liability was accrued.

b.	Operating leases:

Premises occupied by the Company and its subsidiaries are rented under various rental agreements, part of which are with related parties (see also Note 11). The rental agreements for the premises of the Company and its subsidiaries expire up to December 31, 2016. The company's is also part to several motor vehicle lease agreements for a period of 36 months. As of December 31, 2015 the Company maintains 26 leased cars.

As of December 31, 2015, the future minimum aggregate lease commitments under non-cancelable operating lease agreements are as follows:

As of ended December 31,	Premises	Motor vehicles	Total

2016	$567	$46	$613

	$567	$46	$613

Total lease expenses (net of sublease income from premises under sublease agreements) amounted to $801, $883 and $941 for the years ended December 31, 2015, 2014 and 2013, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Bank guarantee:

As of December 31, 2015, the Company established a guarantee to the Israeli customs amounted to $32 which expires on April 30, 2016.

NOTE 8: -	TAXES ON INCOME

a.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2013 - 25%, 2014 and 2015- 26.5%.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

The Company has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2010 tax year can be regarded as final.

Tax loss carryforward:

As of December 31, 2015, the Company's tax loss carryforward and capital loss were $36,617 and $633, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

b.	Foreign subsidiaries:

U.S subsidiary:

1.	The U.S subsidiary is taxed under United States federal and state tax rules.

2.
The U.S subsidiary's tax loss carryforward amounted to $8,480 as of December 31, 2015 for federal and state tax purposes. Such losses are available to offset any future U.S taxable income of the U.S subsidiary and will expire in the years 2015-2027 for federal tax purpose.

3.	The U.S subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2011 tax year can be regarded as final.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.
The Brazilian subsidiary's tax loss carryforward amounted to $2,685 as of December 31, 2015 for tax purposes. Tax losses may be carried forward indefinitely, but can only be offset up to 30% of the company taxable income for a tax period.

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2015	2014
Deferred tax assets:
Carryforward tax losses	$14,205	$14,563
Research and development credit	396	513
Accrued social benefits and other	791	767

	15,392	15,843
Less - valuation allowance	(15,392)	(15,843)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2015 was a decrease of $451. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are comprised from withholding taxes that were deducted by the Company's clients.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2015	2014	2013

Domestic	$(755)	$3,350	$(1,618)
Foreign	(47)	(2,444)	198

Income (loss) before income taxes	$(802)	$906	$(1,420)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2015	2014	2013

Income (loss) before income taxes, as reported in the statements of operations	$(802)	$906	$(1,420)

Statutory tax rate in Israel	26.5%	26.5%	25%

Theoretical tax benefit	$(213)	$240	$(355)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(2)	(176)	19
Non-deductible expenses and other permanent differences	446	222	165
Change of deferred tax as result of tax rate change	-	-	(727)
Utilization of tax losses in respect of which deferred tax assets were not recorded in prior years	-	-	(469)
Differences in taxes arising from foreign currency exchange, net	641	1,715	186
Losses and timing differences for which no deferred taxes were recorded	(451)	(2,326)	1,619
withholding taxes that were deducted by the Company's clients	121	180
Other	(421)	325	(438)

Income taxes	$121	$180	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2015, 2014 and 2013, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits had been accrued. The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

NOTE 9: -	SHAREHOLDERS' EQUITY

a.
The number of shares outstanding at December 31, 2015 and 2014 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

1.	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividend.

2.
On December 30, 2015, the annual general meeting of the Company's shareholders approved to increase the number of Company's authorized share capital to $ 1,026 and the number of authorized ordinary shares to 20,000,000.

b.	Share option plans:

1.	The Company has granted options under option plans as follows:

Under the following plans options are granted for periods not to exceed seven years. Options vest over a period of up to four years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants.

a)	The 2013 Share Option Plan:

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

On February 2, 2015, the Company's Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Share Option Plan, from 500,000 to 750,000.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

b)
On February 19, 2015, the Company's Board of Directors adopted an amendment to the 2013 Share Option Plan (the "2013 Plan") pursuant to which the Company may grant options to purchase its ordinary shares, restricted shares and Restricted Share Units ("RSUs") to its employees, directors, consultants and contractors. The 2013 Plan expires on April 2, 2023.

c)
During the year ended December 31, 2015, the Company's Board of Directors approved the grant of 285,250 options and 35,500 RSUs to certain employees. The options were granted at an exercise price range between $9.62 to $14.52 per share which was equal to the market value of the Company’s Ordinary Share at the date of grant. Such options and RSUs have vesting schedule of one year over four equal quarterly installments, commencing as of the date of the grant.

As of December 31, 2015, there were no available shares for future grants under the 2013 Share Option Plan. On March 3 2016, the Company's Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Share Option Plan, from 750,000 to 1,250,000 (see also Note 12).

2.	Grants in 2015, 2014 and 2013 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

3.	Stock options under the Radcom plans are as follows for the year ended December 31, 2015 indicated:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	766,125	5.38	3.55	$5,221
Granted	285,250	11.76
Exercised	(185,989)	3.94
Expired & forfeited	(8,400)	12.25

Outstanding at December 31, 2015	856,986	7.75	3.28	$6,157

Vested and expected to vest at December 31, 2015	856,986	7.75	3.28	$6,157

Exercisable at December 31, 2015	684,050	6.89	2.94	$5,499

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2015 represents intrinsic value of 856,986 and 684,050 outstanding options that are in-the-money as of December 31, 2015, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company's Ordinary Shares on the last day of fiscal 2015 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount is impacted by the changes in the fair market value of the Company's shares.

4.	RSUs under the Radcom plan are as follows for the year ended December 31, 2015 indicated:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	-	-	-
Granted	35,000
Vested	(18,500)
Cancelled & forfeited	(1,500)

Outstanding at December 31, 2015	15,500	0.1	$231

Vested and expected to vest at December 31, 2015	15,500	0.1	$231

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

5.	As of December 31, 2015, stock options under the 2013 Share Option Plan and 2013 Plan are as follows for the year ended December 31, 2015:

	Options outstanding at December 31, 2015			Options exercisable at December 31, 2015
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

0.7 - 1.95	7,950	1.23	0.44	7,950	1.23	0.44
2.56 - 4.86	259,061	3.50	2.79	239,061	3.53	2.70
5.0 – 9.64	213,225	6.02	3.44	211,225	5.98	3.43
10.49 – 14.52	376,750	11.78	3.58	225,814	11.49	2.83

	856,986			684,050

6.	The weighted average fair values of options granted during the years ended December 31, 2015, 2014 and 2013 were $4.9, and $2.7 and $1.7, respectively.

7.	The weighted average fair value of RSUs granted during the year ended December 31, 2015 was $10.6 per share. No RSUs were granted during 2014 and 2013.

8.	The following table summarizes the departmental allocation of the Company's share-based compensation charge:

	Year ended December 31,
	2015 (*)	2014	2013

Cost of sales	$33	$12	$7
Research and development, net	529	178	117
Selling and marketing, net	380	146	82
General and administrative	467	243	293

	$1,409	$579	$499

(*)	Including $342 compensation cost related to RSUs for the year ended December 31, 2015.

9.	Share-based compensation:

As of December 31, 2015, there are $558 of total unrecognized company cost related to non-vested share-based compensation and RSUs that are expected to be recognized over weighted average period of 0.42 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

c.
Warrants:

During the year ended December 31, 2015, 22,921 warrants have been exercised into 22,921 Ordinary Shares. (see also Note 11 e)

The Company's outstanding warrants and rights as of December 31, 2015 are as follows:

Issuance date	Outstanding and exercisable	Exercise price	Exercisable through
April 24, 2013	135,537	3.49	July 2, 2016
April 24, 2013	175,448	3.49	April 23, 2016

NOTE 10: -	SELECTED STATEMENTS OF OPERATIONS DATA

a.
The Company applies ASC topic 280, "Segment Reporting", ("ASC 820"). The Company operates in one reportable segment (see also Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end customer.

b.	The following table present total revenues for the years ended December 31, 2015, 2014 and 2013 and long-lived assets as of December 31, 2015, 2014 and 2013:

1.	Revenues from sales to unaffiliated customers:

	Year ended December 31,
	2015	2014	2013

North America	$1,018	$1,922	$1,687
Europe	1,204	3,189	4,044
Asia (Excluding Philippines)	576	847	435
Philippines	8,071	3,544	3,173
South America (Excluding Brazil)	2,456	4,235	4,579
Brazil	3,487	6,448	5,469
Other (Including Israel)	1,861	3,451	1,095

	$18,673	$23,636	$20,482

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

2.	Property and equipment, net, by geographic areas:

	Year ended December 31,
	2015	2014	2013

Israel	$339	$151	$213
Other	45	49	40

	$384	$200	$253

3.	Major customer data as a percentage of total revenues:

In 2015, the Company had two customers in the Philippines and Brazil that amounted 43.2% and 14.3%, respectively, of the total consolidated revenues. In 2014, the Company had three customers in Brazil, the Philippines and Israel that amounted 22.2%, 14.9% and 11.7%, respectively, of the total consolidated revenues. In 2013, the Company had two customers in the Philippines and Brazil that amounted 15.5% and 10.7%, respectively, of the total consolidated revenues.

c.	Financial expenses, net:

	Years ended December 31,
	2015	2014	2013

Financial Income:
Interest income	$229	$170	$49
Foreign currency exchange gain	36	193	36

	265	363	85

Financial expenses:
Interest and bank charges	(23)	(40)	(117)
Foreign currency exchange gain	(675)	(655)	(259)

	(698)	(695)	(376)

	$(433)	$(332)	$(291)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net income (loss) per share:

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Years ended December 31,
	2015	2014	2013

Numerator:

Numerator for basic net income (loss) per share	$(923)	$726	$(1,420)

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	-	-	-

Numerator for dilutive net income (loss) per share	$(923)	$726	$(1,420)

Denominator:

Denominator for dilutive net income (loss) per share - weighted average number of ordinary share	8,572,681	8,088,974	7,340,056

Effect of dilutive securities:
Option and warrants issued to grantees and investors, respectively	-	503,413	-

Denominator for diluted net income (loss) per share - adjusted weighted average number of ordinary share	8,572,681	8,592,387	7,340,056

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company which as of December 31, 2015 have joint ownership of approximately 34% in the Company's equity are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
Certain premises occupied by the Company and the US subsidiary are rented from related parties (see also Note 7b). The US subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease expenses were $411, $ 417 and $ 410 in 2015, 2014 and 2013, respectively.

2.
Certain entities within the RAD-BYNET Group provide the Company with administrative services. Such amounts expensed by the Company are disclosed in "h" below as "Cost of sales, Sales and marketing, General and administrative expenses and research and development".

3.
The Company purchases from certain entities within the RAD-BYNET Group software packages included in the Company's products and is thus incorporated into certain of its product lines. Such purchases by the Company are disclosed in "h" as "Cost of sales and Research and development".

4.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel. The agreement was terminated during 2013.

Revenues related to this distribution agreement are included in "h" below as "revenues". The remainder of the amount of "revenues" included in "h" below is comprised of sales of the Company's products to entities within RAD-BYNET Group.

b.
In January 2012, the Company entered into a consulting agreement ("Agreement") with a consultant which is also the life partner of one of the Company's controlling shareholders and the Company's former Chairman of the Board of Directors. Based on the key terms of the Agreement, the consultant provided advisory services to the management with respect to business operations for a monthly amount which equaled the average monthly salary of employees in Israel, plus Israeli Value Added Tax. The Agreement was expired in January 2013 but was extended through to September 10, 2015 (see also Note 11c). Expenses incurred under this Agreement are immaterial. During the years ended December 31, 2015, 2014 and 2013 the Company recorded expenses incurred under this Agreement in amount of $ 24, $ 39 and $ 43, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

c.
On December 30, 2015, the Company's Shareholders approved the replacement of the Company's Chairman of the Board of Directors with one of the Company's Directors which is also the life partner of the former Chairman and controlling shareholders to assume the position of Active Chairwoman as of September 10, 2015 for a fixed monthly salary. During the period since September 10, 2015 till December 31, 2015, the Company recorded salary expenses for acting as an active Chairwoman in amount of $ 30.

d.
In November 2012, the Company secured a loan of $ 750 (equivalent to 2,900 NIS at that time) from one of its principal shareholder and Director (as of September 10, 2015 former Chairman of the Company's Board of Directors) to finance its operations. The term of the loan was initially until March 31, 2013 which was extended until June 30, 2013. The loan was exposed to changes in the USD/NIS exchange rates. The loan was fully repaid by the Company during June 2013. The loan was interest-free, but the amount of principal required to be repaid was linked to the Israeli CPI. The average Israeli CPI increased during the year ended December 31, 2013, by 1.8% which caused finance expenses amounted to $ 27 for the aforementioned years.

e.
In April and June 2013, the Company completed 2013 PIPE in which $ 3,459 have been raised from certain existing and new investors, including $ 1,100 and $ 50 were invested by one of its controlling shareholder and Director (as of September 10, 2015 former Chairman of the Company's Board of Directors) and the Company's former President and Chief Executive Officer, respectively. (see also Note 9c).

f.
In 2015, the Company entered into a material contract for sale of MaveriQ, virtual-probe-based monitoring solution , with subsidiaries of Amdocs Limited, a company with limited liability under the laws of the Island of Guernsey (“Amdocs”), pursuant to which we received an initial payment of $18,000 in March 2016. The company’s controlling shareholder and director, serves as a director in Amdocs. During the year ended December 31, 2015, no revenues have been recognized from such agreement. (see also Note 1a).

g.	Balances with related parties:

	December 31,
	2015	2014
Assets:

Trade receivables	$2	$2

Liabilities:

Trade Payables	$184	$155
Other accounts payables and accrued expenses	$16	$11

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

h.	Transactions with related parties:

	Year ended December 31,
	2015	2014	2013

Revenues	$62	$19	$403

Expenses:

Cost of sales	$42	$56	$54

Operating expenses:

Research and development	$244	$249	$208
Sales and marketing	$118	$125	$126
General and administrative	$93	$60	$53

Financial expenses	$-	$-	$27

NOTE 12: -	SUBSEQUENT EVENTS

On March 3, 2016, the Company's Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Share Option Plan, from 750,000 to 1,250,000.

In addition, On March 3, 2016, the Board of Directors approved the grant of 28,000 RSUs to such employees and officer.

EXHIBIT INDEX

Exhibit No.	Description
1.2	Amended and Restated Articles of Association, as amended.
4.2	2013 Share Option Plan, as amended
4.6	Lease Extension, dated May 30, 2014, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc.
4.8	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and Radcom Inc.*
4.9	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company.*
4.10	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company.*
4.11	Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company.*
4.12	Radcom Compensation Policy for Executive Officers and Directors, as amended on December 30, 2015.
8.1	List of Subsidiaries.
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 29, 2016.
101
The following financial information from RADCOM Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iii) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (v) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections (1).

_________________
* Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.