Form 20-F/A
period 2015-12-31
RADCOM LTD
filed 2016-04-25
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2015, as originally filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2016 (the “Form 20-F”), is being filed solely for the purpose of filing certain exhibits.

Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibits 4.9 and 4.11 as well as Exhibits 12.1, 12.2, 13.1 and 13.2.

This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2015, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (1).
1.2	Amended and Restated Articles of Association, as amended. (previously filed)
2.1	Form of ordinary share certificate (2).

4.1 4.2	2003 Share Option Plan (2). 2013 Share Option Plan, as amended. (previously filed)
4.3	Lease Agreement, dated March 1, 2013, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English translations accompanied by Hebrew original)(2).
4.4	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (3).
4.5	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (4).
4.6	Lease Extension, dated May 30, 2014, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (previously filed)
4.8	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and Radcom Inc.* (previously filed)
4.9	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (5)*.
4.10	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company.* (previously filed)

4.11	Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (5)*.
4.12	Radcom Compensation Policy for Executive Officers and Directors, as amended on December 30, 2015. (previously filed)

8.1	List of Subsidiaries (previously filed)

11.1	Code of Ethics (6).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(5).
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (7).

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (7).
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 29, 2016. (previously filed)
101
The following financial information from RADCOM Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013 (iii) Consolidated Balance Sheets at December 31, 2014 and 2013; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2015, 2014 and 2013 ; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013; and (vi) Notes to Consolidated Financial Statements. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections. (previously filed)

_________________

(1)   Incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015.

(2) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013.
(3) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2000, filed with the SEC on June 29, 2001.

(4) Incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on July 3, 2013.
(5) Filed herewith.
(6) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.
(7) Furnished herewith.
* Confidential treatment was requested with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 on its behalf.

RADCOM LTD.

By:	/s/ Yaron Ravkaie
Name: Yaron Ravkaie
Title: Chief Executive Officer

Date: April 25, 2016