Form 20-F/A
period 2015-12-31
RADCOM LTD
filed 2016-04-27
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2015, as originally filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2016 (the “Form 20-F”), is being filed solely for the purpose of filing certain exhibits.

Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibit 4.8, as well as Exhibits 12.1, 12.2, 13.1 and 13.2.

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

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (1).
1.2	Amended and Restated Articles of Association, as amended. (previously filed)
2.1	Form of ordinary share certificate (2).

4.1 4.2	2003 Share Option Plan (2). 2013 Share Option Plan, as amended. (previously filed)
4.3	Lease Agreement, dated March 1, 2013, among Zisapel Properties (1992) Ltd., Klil and Michael Properties (1992) Ltd. and RADCOM Ltd. (English translations accompanied by Hebrew original)(2).
4.4	Lease Agreement, dated December 1, 2000, as amended, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (3).
4.5	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (4).
4.6	Lease Extension, dated May 30, 2014, among Zohar Zisapel Properties, Inc., Yehuda Zisapel Properties, Inc. and RADCOM Equipment, Inc. (previously filed)
4.8	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and Radcom Inc. (5)*
4.9	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company.* (previously filed)
4.10	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company.* (previously filed)

4.11	Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company.* (previously filed)
4.12	Radcom Compensation Policy for Executive Officers and Directors, as amended on December 30, 2015. (previously filed)

8.1	List of Subsidiaries (previously filed)

11.1	Code of Ethics (6).
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(5).
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (5).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (7).

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (7).
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 29, 2016. (previously filed)
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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.2 on its behalf.

RADCOM LTD.

By:	/s/ Yaron Ravkaie
Name: Yaron Ravkaie
Title: Chief Executive Officer

Date: April 27, 2016