Form 20-F
period 2016-12-31
RADCOM LTD
filed 2017-03-30
CIK 1016838

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report ____________

Commission file number 0-29452

RADCOM LTD.
(Exact Name of Registrant as Specified in its Charter)

N/A
(Translation of Registrant's Name into English)

Israel
(Jurisdiction of Incorporation or Organization)

24 Raoul Wallenberg Street, Tel-Aviv 69719, Israel
(Address of Principal Executive Offices)

Mr. Yaron Ravkaie:
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2016, there were 11,586,228 ordinary shares, NIS 0.20 par value per share, outstanding.

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

Large Accelerated Filer ☐    Accelerated Filer ☒    Non-Accelerated Filer ☐

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

Yes ☐ No ☒

INTRODUCTION

Except for the historical information contained herein, the statements contained in this annual report on Form 20-F, or this Annual Report, are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and the beliefs and assumptions of our management.

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

GLOSSARY OF TECHNICAL INDUSTRY TERMS

3G
3G (also known as UMTS) is the third generation of wireless mobile telecommunications technology. This is based on a set of standards used for mobile devices and mobile telecommunications use services and networks that comply with the International Mobile Telecommunications -2000 (IMT-2000) specifications by the International Telecommunication Union.

4G
4G (also known as LTE) is the fourth generation of wireless mobile telecommunications technology, succeeding 3G. In March 2008, the International Telecommunications Union-Radio communications sector (ITU-R) specified a set of requirements for 4G standards, named the International Mobile Telecommunications Advanced (IMT-Advanced) specification. On December 6, 2010, ITU-R recognized that other technologies that go beyond-3G technologies that do not fulfill the IMT-Advanced requirements, could be considered "4G", provided they represent forerunners to IMT-Advanced compliant versions and "a substantial level of improvement in performance and capabilities with respect to the initial third generation systems now deployed."

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

CDR
Call Detail Record is a data record containing metadata that describe a specific instance of a telecommunication transaction, but does not include the content of that transaction. A call detail record can include such data as the phone numbers of both the calling and receiving parties, the start time, and duration of that call.

GSM
Global System for Mobile Communications is a standard developed by the European Telecommunications Standards Institute (ETSI) to describe the protocols for second-generation (2G) digital cellular networks used by mobile phones, first deployed in Finland in July 1991.

HSPA
High-Speed Packet Access. An amalgamation of two mobile protocols, High Speed Downlink Packet Access (HSDPA) and High Speed Uplink Packet Access (HSUPA), that extends and improves the performance of existing 3G mobile telecommunication networks using the WCDMA protocols. A further improved 3GPP standard, Evolved High Speed Packet Access (also known as HSPA+), was released late in 2008.

IMS	IP Multimedia Subsystem. An internationally recognized standard defining a generic architecture for offering Voice Over IP and multimedia services to multiple-access technologies.
IoT
Internet of Things. Internet of things is the internetworking of physical devices, vehicles (also referred to as "connected devices" and "smart devices"), buildings, and other items—embedded with electronics, software, sensors, actuators, and network connectivity that enable these objects to collect and exchange data. IoT is expected to offer advanced connectivity of devices, systems, and services that goes beyond machine-to-machine (M2M) communications and covers a variety of protocols, domains, and applications

IP	Internet Protocol. The Internet Protocol is the method or protocol by which data is sent from one computer to another on the Internet.
KPI	Key Performance Indicators. A set of quantifiable measures that a company uses to gauge its performance over time.
KQI	Key Quality Indicators are used to gauge the quality of service and can relate to both customer service and technological issues.
LTE
Long Term Evolution. LTE is a set of enhancements to the UMTS which was introduced in 3rd Generation Partnership Project (3GPP) Release 8. Much of 3GPP Release 8 focuses on adopting 4G mobile communications technology, including an all-IP flat networking architecture.

LTE-A
Long Term Evolution – Advanced. A mobile communication standard and a major enhancement of the LTE standard. LTE-A is a standard for high-speed wireless communication for mobile phones and data terminals, based on the GSM/EDGE and UMTS/HSPA technologies.

M2M
Machine-2-Machine. Direct communication between devices using any communications channel, including wired and wireless. Typically, M2M refers to isolated instances of device-to-device communication, and IoT refers to a grander scale, synergizing software stacks to automate and manage communications between multiple devices.

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

MANO
NFV Management and Orchestration (MANO) is the ETSI-defined framework for the management and orchestration of all resources in the cloud network. This includes computing, networking, storage and virtual machine (VM) resources.

OSS
Operational Support System. A suite of programs that enables the enterprise to monitor, analyze and manage a network system. Used in general to mean a system that supports an organization's network operations.

OSSii
Operations Support Systems interoperability initiative. The initiative has Ericsson, Huawei and Nokia as initiating parties. A system enabling easier interoperability between OSS systems, reducing overall OSS integration costs and enabling shorter time-to-market.

Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.
QoE
Quality of Experience. A measure of a customer's experiences with a service (web browsing, phone call, TV broadcast, call to a call center), focuses on the entire service experience, and is a more holistic evaluation than the more narrowly focused user experience (focused on a software interface) and customer-support experience (support focused).

Session
A lasting connection between a user (or a user agent) and a peer, typically a server, usually involving the exchange of many packets between the user's computer and the server. A session is typically implemented as a layer in a network protocol.

SDN
Software-Defined Networking. An approach to computer networking that allows network administrators to programmatically initialize, control, change, and manage network behavior dynamically via open interfaces and abstraction of lower-level functionality.

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

TCP
Transmission Control Protocol. TCP provides a reliable stream delivery and virtual connection service to applications through the use of sequenced acknowledgment with retransmission of packets when necessary. It is one of the core protocols of the IP Suite. TCP is one of the two original components of the suite (the other being IP), so the entire suite is commonly referred to as TCP/IP. Whereas IP handles lower-level transmissions from computer to computer as a message makes its way across the Internet, TCP operates at a higher level, concerned only with the two end systems, for example a Web browser and a Web server.

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

VM-to-VM
Virtual Machine-to-Virtual Machine. communications. In a physical network the communications between functions are between a physical element. In a software-defined network, functions such as network elements are virtual machines. VM-to-VM communication is the line of communication between the different VMs.

VoIP
Voice over Internet Protocol (Voice over IP, VoIP and IP telephony) is a methodology and group of technologies for the delivery of voice communications and multimedia sessions over IP networks, such as the Internet.

VoLTE
Voice over Long Term Evolution. VoLTE is GSM's adoption of the "One Voice" initiative, which describes standard configurations for carrying (packet) voice over LTE. VoLTE eliminates the need for 2G/3G voice, the whole problem of multiple networks, certain extra components and costs of devices by carrying the voice over the LTE channel using adaptive multi rate (AMR) coding. Using IMS specifications developed by 3GPP as its basis, GSM has expanded upon the original scope of One Voice work to address the entire end-to-end voice and short message service (SMS) ecosystem by also focusing on roaming and interconnect interfaces, in addition to the interface between customer and network.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.

These forward-looking statements include, but are not limited to:

•	our plans to become the market leader for service assurance to leading CSPs and increase our sales;
•	our plans to focus our expansion efforts in tier 1 and other leading CSPs in the North American, European, and Asian markets and our success in doing so;
•	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive NFV deployments;
•	our expectations to maintain our technological advantage over our competitors;
•	Our failure to meet any guidance we may give to the public from time to time
•	delivering and implementing successfully our solutions to AT&T;
•	our ability to identify, market and sell our solutions to CSPs migrating to the NFV, LTE, VoLTE and 5G;
•	our expectation that the NFV market will continue gaining momentum during 2017;
•	mobile data services to become a significant revenue source for CSPs; and
•	increased spending by CSPs of next-generation services and increased usage of such services and increase of the potential need for service assurance solutions.

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

TABLE OF CONTENTS

PART I			10
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		10
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		10
ITEM 3.	KEY INFORMATION		10
	A.	SELECTED FINANCIAL DATA	10
	B.	CAPITALIZATION AND INDEBTEDNESS	12
	C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	12
	D.	RISK FACTORS	12
ITEM 4.	INFORMATION ON THE COMPANY		28
	A.	HISTORY AND DEVELOPMENT OF THE COMPANY	28
	B.	BUSINESS OVERVIEW	29
	C.	ORGANIZATIONAL STRUCTURE	41
	D.	PROPERTY, PLANTS AND EQUIPMENT	41
ITEM 4A.	UNRESOLVED STAFF COMMENTS		42
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		42
	A.	OPERATING RESULTS	45
	B.	LIQUIDITY AND CAPITAL RESOURCES	50
	C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES	54
	D.	TREND INFORMATION	54
	E.	OFF–BALANCE SHEET ARRANGEMENTS	55
	F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	55
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		56
	A.	DIRECTORS AND SENIOR MANAGEMENT	56
	B.	COMPENSATION	59
	C.	BOARD PRACTICES	61
	D.	EMPLOYEES	65
	E.	SHARE OWNERSHIP	66
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		67
	A.	MAJOR SHAREHOLDERS	67
	B.	RELATED PARTY TRANSACTIONS	68
	C.	INTERESTS OF EXPERTS AND COUNSEL	70
ITEM 8.	FINANCIAL INFORMATION		70
	A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	70
	B.	SIGNIFICANT CHANGES	70
ITEM 9.	THE OFFER AND LISTING		70
	A.	OFFER AND LISTING DETAILS	70
	B.	PLAN OF DISTRIBUTION	71
	C.	MARKETS	71
	D.	SELLING SHAREHOLDERS	72
	E.	DILUTION	72
	F.	EXPENSES OF THE ISSUE	72
ITEM 10.	ADDITIONAL INFORMATION		72
	A.	SHARE CAPITAL	72
	B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	72
	C.	MATERIAL CONTRACTS	79
	D	EXCHANGE CONTROLS	79
	E.	TAXATION	79
	F.	DIVIDENDS AND PAYING AGENTS	85
	G.	STATEMENT BY EXPERTS	86
	H.	DOCUMENTS ON DISPLAY	86
	I.	SUBSIDIARY INFORMATION	86
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		86
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		87

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 from our audited consolidated financial statements and notes included in this Annual Report. Our selected consolidated statements of operations data for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, have been derived from audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

You should read the selected consolidated financial data together with "Item 5—Operating and Financial Review and Prospects" and our consolidated financial statements and related notes included elsewhere in this Annual Report. All references to "dollar," "dollars" or "$" in this Annual Report are to the "U.S. dollar" or "U.S. dollars."  All references to "NIS" are to the New Israeli Shekels.

Statement of Operations Data:	Year Ended December 31, (in thousands of U.S. dollars except share and per share data)

	2016	2015	2014	2013	2012

Revenues:
Products and related services	$8,642	$15,500	$18,342	$17,917	$12,480
Projects	17,534	622	2,205
Warranty and Support	3,334	2,551	3,089	2,565	3,306
	29,510	18,673	23,636	20,482	15,786
Cost of revenues:
Products and related services	5,603	3,924	7,863	7,540	5,765
Projects	2,902	117	487	-	-
Warranty and Support	477	285	343	350	417
	8,982	4,326	8,693	7,890	6,182
Gross profit	20,528	14,347	14,943	12,592	9,604
Operating expenses:
Research and development	8,047	6,071	5,812	5,615	6,102
Less - royalty-bearing participation	1,693	1,582	1,664	1,537	1,567
Research and development, net	6,354	4,489	4,148	4,078	4,535

Sales and marketing, net	8,528	7,834	7,295	7,592	8,515

General and administrative	4,523	2,393	2,262	2,051	2,107

Total operating expenses	19,405	14,716	13,705	13,721	15,157

Operating income (loss)	1,123	(369)	1,238	(1,129)	(5,553)

Financial income (expenses), net	816	(433)	(332)	(291)	(314)
Income (loss) before taxes on income	1,939	(802)	906	(1,420)	(5,867)
Taxes on income	(24)	(121)	(180)	---	(120)

Net income (loss)	1,915	(923)	726	(1,420)	(5,987)
Basic net income (loss) per ordinary share	$0.18	$(0.11)	$0.09	$(0.19)	$(0.93)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	10,406,897	8,572,681	8,088,974	7,340,056	6,442,068

Diluted net income (loss) per ordinary share	$0.18	$(0.11)	$0.08	$(0.19)	$(0.93)
Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	10,779,547	8,572,681	8,592,387	7,340,056	6,442,068

Balance Sheet Data:
Working capital	$38,854	$9,643	$10,062	$7,762	$5,194
Total assets	$54,568	$20,135	$20,318	$19,645	$19,867
Shareholders' equity	$40,143	$9,863	$10,262	$7,499	$4,997
Share capital	$523	$372	$361	$335	$251

                Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March (through March 24, 2017)	3.693	3.614
February 2017	3.768	3.659
January 2017	3.860	3.769
December 2016	3.867	3.787
November 2016	3.876	3.799
October 2016	3.856	3.778
September 2016	3.786	3.746

On March 24, 2017, the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.646 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative daily rate of exchange during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2017 (through March 24, 2017)	3.740
2016	3.841
2015	3.884
2014	3.577
2013	3.609
2012	3.858

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

     Our business is dependent on a limited number of significant customers. For example, our two largest customers accounted for approximately 79% of our revenue in fiscal 2016 and 57% in fiscal 2015. The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could harm our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

A reduction in some CSPs' revenues and profitability, which could lead them to decrease their investment in capital equipment and infrastructure, may in turn affect our revenues and results of operations. A continued slowdown in our customers' investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include NFV transformation, 4G cellular, Triple Play networks, VoLTE, 5G and IoT. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their spending budget, and this trend may continue. The global telecommunications industry, as well as the various sectors within the industry, is evolving rapidly, and it is difficult to predict its potential growth rate or future trends in technology development.

 Our future success also depends upon the increased utilization of our solutions by next-generation network operators and specifically virtualized networks, who may not adopt our technology.

 During the last few years, developments in the communications industry such as the impact of general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services, the plans of CSPs to shift, transform and adapt their network operations to the NFV and changes in the regulatory environment, have had a material effect on our existing and/or potential customers, and may continue to have such an effect in the future. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced, and caused the market value, financial results, prospects, and capital spending levels of many communications companies to decline. Over the last few years, the telecommunications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects, and in some cases, led to restructurings.

Our future success will depend on our ability to develop and maintain long-term relationships with our customers and to meet their expectations in providing solutions and related services.

     We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful CSPs who have the financial and other resources required to invest in significant ongoing Service Assurance and CEM solutions. If we are unable to develop sustainable customer relationships, our business may be harmed. In addition, if we are unable to meet customers’ expectations in providing solutions and related services, our business and results of operations could be harmed.

     We may enter into long-term sales agreements with large customers. Such agreements may prove unprofitable as our costs and product mix shift over the lives of the agreements.

     We may enter from time to time into long-term sales agreements with large customers. Agreements that we enter into with large customers may require us to sell products and services at fixed prices over the lives of the agreements, and some may in the future require, us to sell products and services that we would otherwise discontinue, thereby diverting our resources from developing more profitable or strategically important products. The costs we incur in fulfilling some of our sales agreements may vary substantially from our initial cost estimates. Any cost overruns that we cannot pass on to our customers could adversely affect our results of operations.

Past and future economic conditions, including turmoil in the financial and credit markets, may adversely affect our business.

The recent economic environment may have a significant negative impact on business around the world. The impact of these conditions on the technology industry and our major customers has been quite severe. Conditions may continue to be depressed, or may be subject to further deterioration, which could lead to a further reduction in consumer and customer spending overall, which could have an adverse impact on sales of our products. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our products and the inability or failure on their part, to meet their payment obligations to us, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. In addition, any disruption in the ability of our customers to access liquidity could lead them to request longer payment terms from us or long-term financing of their purchases from us. If we are unable to grant extended payment terms when requested by customers, our sales could decrease. Granting extended payment terms or a significant adverse change in a customer's financial and/or credit position, may have an immediate negative effect on our cash balance, and could require us to assume greater credit risk relating to that customer's receivables, or could limit our ability to collect receivables related to purchases by that customer. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and we may incur losses.

Our plans to focus most of our sales efforts on tier 1 and other leading CSPs in the North American and European markets may not be successful.

With the recognition of our technological leadership in the service assurance for NFV we have enhanced our presence in North America and Western Europe, where a significant share of the NFV activity is expected to take place. Although our selection in 2015 by AT&T Services, Inc., a top-tier leading North American mobile operator, or AT&T, is expected to significantly help open doors to a relatively untapped market for us, we may not be successful in expanding our business in said markets as we plan.

Our expectation that the NFV market will continue gaining momentum during 2017 and thereafter may not materialize.

We believe that the majority of the industry’s leading CSPs will transform their network to the NFV or are at the very least, evaluating their transformation to NFV. Our expectation is that the NFV market will continue to gain momentum during year 2017 and thereafter. However, our expectations may not be correct, and the actual pace of NFV transformation may take longer than we anticipate, or may not occur at all. If the NFV market does not continue to grow, our business, financial condition and results of operations may suffer.

 We have a history of net losses and may not achieve or sustain profitability in the future.

We have a history of net losses. Although we were profitable in 2016 and in 2014, in 2015 we incurred a net loss of $0.9 million. We may not continue to be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

The market for our products is characterized by changing technology, and its requirements, standards and products, and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications market for our products is characterized by rapidly changing technology, network infrastructure, changing customer requirements, evolving industry standards and frequent new product introductions. These changes could reduce or shift the market for our products or require us to develop new products and to keep adapting them, in order to remain up to date with our customers' requirements. For example, in light of the development of the NFV, LTE, VoLTE and 3G networks, we developed and launched the MaveriQ in 2014, which replaced our previous OmniQ hardware-based solutions. In addition to that, we enhanced our solutions to support NFV as we saw during 2015 and 2016, an increased interest from CSPs using NFV-capable solutions for service assurance and CEM.

New or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our products. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive.

In addition, a 2014 cooperation agreement called OSSii aimed to facilitate interoperability between network management systems from different vendors. If this initiative succeeds, it could lead to a decreased need for our probe-based solutions, as network elements could supply the performance and quality measurements provided by our probe-based solutions. As a result, we cannot quantify the impact of new product introductions on our future operations.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our share price to fluctuate and/or to decline.

In the past we experienced, and may also experience in the future, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

•	the variation in size and timing of individual purchases by our customers;
•	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers;
•	the relatively long sales cycles for our products;
•	the request for longer payment terms from us or long-term financing of customers' purchases from us, as well as additional conditions tied to such payment terms;
•	competitive conditions in our markets;
•	the timing of the introduction and market acceptance of new products or product enhancements by us and by our customers, competitors and suppliers;
•	changes in the level of operating expenses relative to revenues;
•	product quality problems;
•	supply interruptions;
•	changes in global or regional economic conditions or in the telecommunications industry;
•	delays in or cancellation of projects by customers;
•	changes in the mix of products sold;
•	the size and timing of approval of grants from the Government of Israel; and
•	foreign currency exchange rates.

Our costs of revenues consist of variable costs, which include hardware purchasing, packaging, royalties to the Israel Innovation Authority, or the Innovation Authority of the Israeli Ministry of Economy and Industry (the successor of the Office of Chief Scientist), or the MoE, license fees paid to third parties and import taxes, recurring and non-recurring write-off of inventory, importation taxes, warranty expenses, subcontractors’ expenses and of fixed costs which include facilities' payments, employees' salaries and related costs and overhead expenses. A major part of our costs of sales is relatively variable, and the costs are determined based on our anticipated revenue. We believe, therefore, that quarter-to-quarter comparisons of our operating results may not be a reliable indication of future performance.

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

We may experience a delay in generating or recognizing revenues for several reasons, including due to revenue recognition accounting requirements. In many cases, we cannot recognize revenue from an order prior to customer acceptance, which may take three to 12 months from the commencement of the project. Therefore, a major part of the revenue of a fiscal quarter is derived from the backlog of orders under delivery, and generally is not tied to the date of a customer's order or the delivery date.

Our revenues for a specific quarter may also be difficult to predict and may be affected if we experience a non-linear sales pattern. We generally experience significantly higher levels of sales orders towards the end of a quarter, as a result of customers submitting their orders late in the quarter. Furthermore, orders received towards the end of the quarter are usually not delivered within the same quarter, and are usually only recognized as revenue at a later stage.

If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results for that quarter could be adversely affected.

Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet any guidance we may give to the public from time to time or the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may fall.

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

If our cash flow does not meet or exceed our current projections, then our ability to pay our obligations could be materially impaired. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements to meet our operating obligations, as they come due, at least through end of March 2018. However, if our actual sales and spending differ materially from our projections, we may be required to raise capital, borrow additional funds or reduce discretionary spending in order to provide the required liquidity. There is no assurance that if required, we will be able to raise such additional capital, borrow additional funds or reduce discretionary spending.

 Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

In parallel to our increased sales focus going forward in North America, Western Europe and additional developed markets, in 2017 we plan to continue to generate revenue from various emerging market countries. As these countries represent a portion of our existing business and our expected growth, economic or political turmoil in these countries could materially adversely affect our revenues and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange rates, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

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

Our inventory may become obsolete or unusable.

We hold some hardware equipment in inventory. Changes in our business or technology that reduce our need for these components, could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components. In addition, a portion of our inventory is located on our customers' premises, either as spare parts or as it has not yet been accepted in accordance with the terms of their orders and therefore, has not yet been recognized as revenue, making the control of such inventory more difficult.

Most of our customers usually require a detailed and comprehensive evaluation process before they order our products. Our sales process may be subject to delays that may significantly decrease our revenues and which could result in the eventual cancellations of some sale opportunities.

We derive all of our revenues from the sale of products and related services for CSPs. As common practice in our industry, our products generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our products and decisions are subject to additional levels of internal review. As a result, the sales cycle generally takes between three to six months for small transactions, and between nine to 18 months for large transactions. The following factors, among others, affect the length of the approval process:

•	the time involved for our customers to determine and announce their specifications;
•	the time required for our customers to process approvals for purchasing decisions;
•	the complexity of the products involved;
•	the technological priorities and budgets of our customers; and
•	the need for our customers to obtain or comply with any required regulatory approvals.

If customers continue to delay project approval, delays are further lengthened, or such continued delays result in the eventual cancellation of any sale opportunities, it may have a material adverse effect on our business, financial condition and results of operations.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations may suffer.

Throughout 2016, we substantially increased the size of our workforce and we may continue to increase our workforce, in North America and possibly in other regions during 2017 in order to enable us to meet our projections for 2017 and beyond. There is no guarantee that these efforts to increase our work force will have a positive effect on our business. Future growth or consolidation may place a significant strain on our managerial, operational and financial resources.

We cannot be sure that we have made adequate allowances for the costs and risks associated with possible expansion and consolidation of our business, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional personnel. Competition for qualified personnel can be intense in the areas where we operate, and the processes of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not succeed in expanding our business, our expenses may increase and our results of operations may be adversely affected.

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

Many companies compete with us in the market for service assurance and CEM solutions. We expect that competition will increase in the future, both with respect to products and solutions that we currently offer and products and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment which are current and potential partners of ours, may in the future incorporate into their products capabilities similar to ours, which would reduce the demand for our products.

Some of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

In July 2015, NetScout Systems Inc. announced that it had completed the acquisition of Danaher Corporation's communications business, which includes Tektronix Communications, enabling it to expand its network performance monitoring and security monitoring capabilities. This transaction resulted in NetScout Systems Inc. holding a very significant market share, making it a stronger competitor, and may as a result have a negative impact on our competitive environment.

Our non-competition agreements with our employees may not be enforceable under Israeli law. If any of these employees leaves us and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We generally enter into non-competition agreements with our key employees. These agreements prohibit those employees, while they work for us and for a specified length of time after they cease to work for us, from directly competing with us or working for our competitors for a limited period. Under applicable Israeli law, we may be unable to enforce these agreements or any part thereof against our Israeli employees. If we cannot enforce our non- competition agreements against our Israeli (or any other) employees, then we may be unable to prevent our competitors from benefiting from the expertise of these former employees, which could impair our business, results of operations and ability to capitalize on our proprietary information.

Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

Our future growth and success depends to an extent upon the continuing services of our executive officers and other key employees, including our Chief Executive Officer, Mr. Yaron Ravkaie, the Chief Executive Officer of our U.S. subsidiary, Radcom, Inc., or RADCOM US, Mr. Eyal Harari, and our Vice President of Research and Development, Mr. Hilik Itman. We do not have long-term employment agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

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

Large CSPs have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may impose penalties on us for failure to deliver such features on a timely basis, or failure to meet performance standards. As we seek to sell more products to large CSPs, we may be required to agree to such terms and conditions, which may decrease our revenues and/or increase the time it takes to convert orders into revenues, and could result in a material adverse effect on our business, financial condition and results of operations.

The complexity and scope of the solutions we provide to larger CSPs is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions and services we provide to larger CSPs is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These risks include failure to deliver successfully our solution, the failure to fully integrate our products into the service provider's network with third party products and complex environments, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully, such as the project we have for AT&T, could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, or increase the difficulty in collecting payment and recognizing revenues from such project.

We could be subject to claims under our warranties and extended maintenance and support agreements which may affect our financial condition.

Products as complex as ours sometimes contain undetected errors. These errors can cause delays in product introductions or require design modifications. In addition, we are dependent on other suppliers for key components that are incorporated in our products. Defects in systems in which our products are deployed, whether resulting from faults in our products or products supplied by others, due to faulty installation or any other cause, may result in customer dissatisfaction, product returns and, potentially, product liability claims being filed against us. Our warranties permit customers to return defective products for repair. The warranty period is mostly for one year but could be extended either in the initial purchase of our product or after the initial warranty period ends, or the extended maintenance agreements. Any failure of a system in which our products are deployed (whether or not our products are the cause), any product recall, or product liability claims with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our products and harm to our business. In addition, under the warranty and extended maintenance agreements, we need to meet certain service levels and if we fail to meet them, we may be exposed to penalties.

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

We depend on limited sources for key components and if we are unable to obtain these components when needed, we may experience delays in delivering our products.

We currently obtain key components for our products from a limited number of suppliers. We have one long-term contract with a supplier of hardware and servers, which is a major supplier in its field. The agreement is scheduled to expire during 2017, with a one-year extension option. We do not have long-term supply contracts with any of our other existing suppliers. This presents the following risks:

•	delays in delivery could interrupt and delay delivery and result in cancellations of orders for our products;
•	suppliers could increase component prices significantly and with immediate effect;
•	we may not be able to locate alternative sources for product components; and
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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our products and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information. We currently have two pending patent applications and we are in the process of filing additional patent applications. However, we have no registered patents and these measures may not be adequate to protect our technology from third-party infringement. Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our products.

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

Because we received grants from the Innovation Authority, we are subject to ongoing restrictions.

We have received an aggregate of $40.1 million in royalty-bearing grants from the Innovation Authority (previously the Israeli Office of the Chief Scientist), for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the Innovation Authority on revenues from products developed pursuant to  the program or deriving therefrom . In addition, under the terms of the program our ability to transfer any resulting know-how, especially outside from Israel abroad, is limited. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, generally requires a grant recipient and its controlling shareholders to notify the Innovation Authority of changes in the ownership of the recipient company and to undertake to the Innovation Authority to observe the laws governing the grant programs.

A recent amendment or Amendment No. 7, to the R&D Law the formation of the Innovation Authority, to replace the Chief Scientist.  Pursuant to Amendment No. 7, the Innovation Authority may establish new guidelines and promulgate new regulations under the R&D Law. These changes in the structure of the Innovation Authority and the R&D Law may affect our existing or future Innovation Authority programs and incentives. At this stage, we cannot predict what changes, if any, the new authority may make. For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Innovation Authority."

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

Additionally, in May 2010, we received a notice from the Innovation Authority regarding alleged miscalculations in the amount of royalties paid by us to the Innovation Authority for the years 1992 through 2009 and the revenues on which the Company has to pay royalties. During 2011, we reviewed with the Innovation Authority these alleged miscalculations. We believe that all royalties due to the Innovation Authority from the sale of products developed with funding provided by the Innovation Authority during such years were properly paid or were otherwise accrued as of December 31, 2016. However, we cannot be sure that the Innovation Authority will accept our  arguments mentioned above, which if not accepted, may result in the expenditure of significant financial resources.

Yehuda Zisapel and Zohar Zisapel beneficially own, in the aggregate, approximately 29% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval, including the election of directors.

As of March 24, 2017, Yehuda Zisapel and Zohar Zisapel (the former Chairman of our Board of Directors), who are brothers, may be deemed to beneficially own an aggregate of 3,348,192 ordinary shares, including options exercisable for 10,000 ordinary shares that are exercisable within 60 days of March 24, 2017, representing approximately 29% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Yehuda Zisapel and Zohar Zisapel have significant influence over the outcome of various actions that require shareholder approval, including the election of our directors. In addition, Yehuda Zisapel and Zohar Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

We engage in transactions, and may compete with, companies controlled by Yehuda Zisapel and Zohar Zisapel, which may result in potential conflicts.

We are engaged in, and expect to continue to be engaged in, numerous transactions with companies controlled by Yehuda Zisapel and/or Zohar Zisapel.  We believe that such transactions are beneficial to us and are generally conducted upon terms that are no less favorable to us than would be available from unaffiliated third parties. Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions. Furthermore, in some cases we may compete, or buy third party components from other companies who compete, with some of these companies controlled by Zohar Zisapel and/or Yehuda Zisapel.

For more information, see "Item 7.B- Major Shareholders and Related Party Transactions—Related Party Transactions" and "Item 10.B- Fiduciary Duties of Shareholders."

  Our growing international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally, the expected growth of our business may be impeded and our operating results may be affected.

While we are headquartered in Israel, approximately 98% of our sales in 2016, 93% of our sales in 2015 and 86% of our sales in 2014 were generated outside of Israel, including in North America, Europe, Asia and South America. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

Even if we are able to successfully expand our international operations, we may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

• •
legal and cultural differences in the conduct of business;
challenges in staffing and managing foreign operations due to the limited number of qualified candidates, employment laws and business practices in foreign countries, any of which could increase the cost and reduce the efficiency of operating in foreign countries;

•
our inability to comply with import/export, environmental and other trade compliance and other regulations of the countries in which we do business including additional labor laws, particularly in Brazil and India, together with unexpected changes in such regulations;

•	insufficient measures to ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future;
•	our failure to adhere to laws, regulations, and contractual obligations relating to customer contracts in various countries;
•	our inability to maintain a competitive list of distributors and resellers for indirect sales;
•	tariffs and other trade barriers;
•	economic and political instability in foreign markets;
•	wars, acts of terrorism and political unrest;
•	language and cultural barriers;
•	lack of integration of foreign operations;
•	currency fluctuations;
•	variations in effective income tax rates among countries where we conduct business;
•	potential foreign and domestic tax consequences and withholding taxes that limit the repatriation of earnings;
•	technology standards that differ from those on which our products are based, which could require expensive redesign and retention of personnel familiar with those standards;
•	laws and business practices favoring local competitors;
•	longer accounts receivable payment cycles and possible difficulties in collecting payments, which may increase our operating costs and hurt our financial performance; and
•	failure to meet certification requirements.

Any of these factors could harm our international operations and have a material adverse effect on our business, results of operations, and financial condition. The continuing weakness in foreign economies could have a significant negative effect on our future operating results.

Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies), but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations.

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Brazilian Real, or BRL, Euro and other currencies. Financing activities are also made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today we have not entered into any hedging transactions in order to mitigate these risks.

Moreover, as our revenues are currently denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. Also, as a portion of our revenues is denominated in BRL, devaluation in this currency may cause financial expenses related to our intercompany short term balances. In the future, additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding having effective internal control procedures may negatively impact the report on our financial statements to be provided by our independent auditors.

Rules of the U.S. Securities and Exchange Commission, or the SEC , adopted pursuant to Section 404, or Section 404, of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, require us to include a report of management on our internal control over financial reporting in our annual report, that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, because the public float of our shares exceeded $75 million at June 30, 2016, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting. Our management or our auditors may not conclude that our internal control over financial reporting is effective. Any of these possible outcomes could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, our auditors or we may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have an adverse effect on our business, financial condition and results of operations, and investor confidence in our reported financial information

If we determine that we are not in compliance with Section 404, we may be required to implement new internal controls and procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as third party advisors fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could have a material adverse effect on our business, financial condition, results of operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

The market price of our ordinary shares has and may continue to fluctuate widely, which could adversely affect us and our shareholders.

From January 1, 2016 to March 24, 2017, our ordinary shares have traded on the NASDAQ Capital Market, or the NASDAQ, as high as $21.89 and as low as $11.29 per share. As of March 24, 2017, the closing price of our ordinary shares on NASDAQ was $21.20 per share. The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

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

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market's adverse reaction to such volatility.

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

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Accordingly, our operations and financial results could be adversely affected if political, economic and military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, the Hamas militant group and the Hezbollah. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Since October 2000, there have been increasing occurrences of terrorist violence. In 2006, a conflict between Israel and the Hezbollah in Lebanon resulted in thousands of rockets being fired from Lebanon into Israel. In 2008, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against Israel and negatively affected business conditions in Israel. In 2012 and 2014, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay shipments of our components or products. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and product candidates, our operations may be materially adversely affected.

In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from countries that are considered to be in a state of war with Israel, including Iran, Lebanon and Syria. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

 Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business.

We currently benefit from government programs that may be discontinued or reduced.

We currently receive grants under Government of Israel programs. In order to maintain our eligibility for these programs, we must continue to meet specific conditions and pay royalties with respect to grants received.  In addition, some of these programs restrict our ability to develop particular products outside of Israel or to transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs. These programs may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs. If the Government of Israel discontinues or curtails these programs, our business, financial condition and results of operations could be materially adversely affected.  For more information, see "Item 4.B—Information on the Company—Business Overview—Israeli Innovation Authority."

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law, 5759-1999, or the Israeli Companies Law, generally requires that a merger be approved by a company's board of directors and by a majority of the shares voting on the proposed merger.  Unless a court rules otherwise, a statutory merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting, and which are not held by the potential merger partner (or by any person who holds 25% or more of the shares of capital stock or the right to appoint 25% or more of the directors of the potential merger partner or its general manager), vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies by each of the merging companies, and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

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

All male adult citizens and permanent residents of Israel under the age of 45 are, unless exempt, obligated to perform military reserve duty annually. Additionally, these residents are subject to being called to active duty at any time under emergency circumstances.  Some of our officers and employees are currently obligated to perform military reserve duty from time to time. In the event of a military conflict, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time and on very short notice. The absence of a number of our officers and employees for significant periods could disrupt our operations and harm our business. Given these requirements, we believe that we have operated relatively efficiently since beginning our operations. However, we cannot assess what the full impact of these requirements on our workforce or business would be if the situation with the Palestinians or any other adversaries changes, and we cannot predict the effect on our business operations of any expansion or reduction of these military reserve requirements.

It may be difficult to effect service of process, assert U.S. securities laws claims and enforce U.S. judgments in Israel against us or our directors, officers and auditors named in this Annual Report.

We were incorporated in Israel. All of our directors reside outside of the United States, and most of our assets are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

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

Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules. For more information, see "Item 16G— Corporate Governance" below.

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

Both our legal and commercial name is RADCOM Ltd., and we are an Israeli company. We were incorporated in 1985 under the laws of the State of Israel, and commenced operations in 1991. The principal legislation under which we operate is the Israeli Companies Law. Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone and fax numbers are 972-3-645-5055 and 972-3-647-4681, respectively. Our website is www.radcom.com. Information on our website and other information that can be accessed through it are not part of, or incorporated by reference into, this Annual Report.

In 1993, we established a wholly-owned subsidiary in the United States, RADCOM US. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd., or RADCOM Investments, located at our office in Tel Aviv, Israel. In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao e Exportacao Ltda., or RADCOM Brazil. In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited, or RADCOM India.

  In the years ended December 31, 2016, 2015 and 2014, our capital expenditures were $1,331,000, $97,000 and $65,000, respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

B.	BUSINESS OVERVIEW

Overview

We are a leading provider of NFV-ready service assurance for CSPs. We have a strong track-record of innovation.

RADCOM’s solution - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers.

MaveriQ is the “first to market” software-based probe solution and is the first to support NFV networks.

In 2016, we have evolved our solution to meet the highest-level requirements of AT&T, the first CSP launching a full NFV eco-system. As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with both our advanced software-based solutions for service assurance and our growing industry track record.

We specialize in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, WiFi, VoWiFi and mobile broadband, representing a market opportunity of over $1 billion.

MaveriQ enables CSPs to smoothly migrate their networks to NFV by monitoring and assuring both physical network and NFV-based network and consequentially, ‘hybrid’ networks. With the rate of transition between physical and virtualized networks taking place gradually, CSPs will need to manage ‘hybrid’ networks for the foreseeable future. As a result, service assurance solutions that provide service and network performance visibility in both physical and virtual environments, are expected to gain priority.

CSPs across the globe use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting-edge technologies and a wealth of knowledge acquired by partnering with many of the industry’s leading CSPs for over two decades. Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.

Our solutions deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband and allow CSPs to monitor and proactively improve quality of experience for their subscribers. The key benefits of our solutions are:

•	advanced software-based architecture;
•	ease of deployment and management;
•	improved customer retention;
•	reduced subscriber churn rates;
•	improved service availability and quality;

•	unique ability to correlate session information and provide an end to end view;
•	greater ability to install the solution as a virtual network function for seamless integration into all NFV infrastructures;
•	scalability for next-generation services;
•	enhanced ability to collect all network packets for a complete and comprehensive view of the network and the customer experience;
•	increased operational efficiency and lower costs;
•	the inclusion of support for multiple protocols for end-to-end network coverage;
•	the existence of both network-wide views and drilldown to an individual subscriber level;
•	the support for terabyte networks;
•	accelerated deployment of new services and migration to NFV;
•	substantially quicker and smoother deployment of our solution;
•	real-time capabilities; and
•	end to end view of the customer experience.

Our software-based solutions enable CSPs to manage both existing physical networks and next-generation, NFV-based architectures. We recognized that CSPs would require a new approach for service assurance and CEM solutions in order to monitor huge volumes of data and support NFV-based network deployments. In February 2014, we launched our MaveriQ solution, which incorporates software-based probes, and which subsequently replaced our OmniQ hardware-based solution. During 2015 and 2016, we launched and substantially enhanced our NFV solution for service assurance and our CEM solution.

In December 2015, our MaveriQ solution was selected by AT&T for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry. We are now in the process of deploying our software-based NFV solution with AT&T, and we are leveraging this success in discussions with other CSPs that are looking to manage existing networks while evaluating their transformation to the next-generation NFV architectures.

Industry Background

Our Customers and the Markets for Our Solutions

We operate in a large market that is currently undergoing significant transformation with significant potential for growth. The customers in our market consist primarily of mobile and fixed CSPs who are responsible for providing mobile and fixed telecommunications services. Our solutions are used by multiple divisions within a CSP’s organization, including engineering, operations, marketing, management and customer care departments.

CSPs face many challenges in managing their network; from the rapid growth in mobile data traffic to complexities in managing services that are delivered across multiple vendor technologies. These challenges are intensifying with further traffic growth and the emergence of new technologies and services, such as M2M, the IoT and 5G. With the need to manage millions of various network elements and services from multiple vendors and technologies, deploying a service assurance and CEM solution is an essential part of a CSP’s network.

Similar to how virtualization has become widely deployed in many data centers and large enterprises, many CSPs are now looking to reduce costs and become more agile by transitioning from physical network elements to software-centric NFV architectures. NFV enables CSPs to replace dedicated physical network elements with software-based solutions that run-on standard, non-proprietary, third-party hardware. Although the pace of NFV transformation is uncertain, major CSPs are currently evaluating and/or moving parts of their network to support NFV. NFV and SDN are expected to play an important role in 5G networks. For instance, 5G will support diverse use cases optimized by dynamic network slicing using SDN and NFV architectures.

While NFV provides many benefits, transitioning infrastructure to NFV adds significant complexity when it comes to service assurance and CEM. Prior probe and management solutions were not designed for NFV. Whereas prior solutions focused on monitoring physical network devices, new solutions must broaden capabilities to monitor internal VM-to-VM communications between various virtualized network functions all hosted on the same server as well as communications between servers.

Our Strategy

Our objective is to be the market leader for service assurance solutions both for virtualized and hybrid networks. We plan to increase sales by leveraging our product leadership and innovation around software-based solutions and NFV, as well as take advantage of the experience gained from implementing the largest, most advanced NFV deployment to date (with AT&T). In addition, we also offer our solutions and expertise to new and existing tier 1 CSPs in our targeted geographical regions. We plan to maintain our technical advantage over competitors by further investing in our software-based solutions.

Key elements of our strategy include:

•
Targeting CSPs who are evaluating and/or migrating to NFV. The majority of the industry’s largest CSPs are either evaluating NFV or have started deploying virtualized solutions for their network functionality. We believe we are better positioned than competitors who offer service assurance and CEM solutions that do not support (or have not yet been deployed) in large-scale NFV environments. In order to transition to NFV, CSPs generally need to replace or upgrade their service assurance solution with a software that can support both existing networks as well as NFV-based architectures. Our solution, which monitors both existing networks and NFV, ensures a smooth migration and enables CSPs to future-proof their investment in a service assurance solution. Our selection in December 2015 by AT&T has been noted by many CSPs, as this CSP is well regarded in leading the industry. As a result, as other CSPs look for vendors to support their existing networks and NFV, we believe we are well positioned to leverage our vast experience in true software-based and fully virtualized service assurance in order to successfully expand our deployment base to other CSPs.

•
Investing in North America, Western Europe and developed markets. With our advanced deployment  and our growing reputation as a technology leader in the industry, we are expanding our presence in North America and Western Europe and engaging with selected CSPs in developed markets, a segment of the overall geographical market where we expect to see a large share of investments taking place around NFV. Accordingly, we are focusing our sales and marketing activities on these regions. We are specifically engaging tier 1-2 CSPs in those territories for potential opportunities and cross-country implementation of our solutions.

•	Targeting service providers migrating to LTE, VoLTE and 5G. We have begun to benefit from the deployments by leading service providers of VoLTE and LTE networks. We are seeing increased deployments of multiple technology (3G, LTE, IMS and Next Generation Network) networks, which involve greater complexity and require more sophisticated service assurance and CEM solutions than legacy networks. We believe that our ability to secure customers with deployments of our solution in multiple types of networks positions us to benefit from this trend.

•	We view ourselves as market leaders introducing to the market optimized costing models. As a true software-based company we offer our existing and potential customers an appealing commercial model that combines both predictable spending on capital and operating expenditures with lower spending on service assurance and CEM solutions, in comparison to the appliance-based legacy solutions our competition continues to offer. With our optimized commercial model, we offer our customers several alternatives that enable them to grow their business and traffic on the network without impacting their spending with the Company.

•	As NFV market leaders, we participate in key industry programs such as Intel Network Builders, Amdocs Network Cloud Service, OpenNFV Partner Program. Open Source MANO (OSM) and ECOMP (Enhanced Control, Orchestration, Management & Policy). The ECOMP platform was created by AT&T, committed to open source in February 2017 and is now part of ONAP (Open Network Automation Platform) which is the merger of Open Source ECOMP and Open-O, two of the leading open source MANO initiatives.

•
Drive business expansion and long term relationship with our install base. Our solutions are typically purchased initially for a specific purpose within a CSP. As other parts of a CSP’s organization seek to use our solution for other purposes, we benefit from additional sales. Furthermore, as CSPs upgrade and expand their networks, such as adding capacity or launching new services, our customers tend to purchase additional solutions from us assuring end-to-end monitoring of their subscribers' behavior.

•
Focus our analytics capabilities to enhance the business value of our solution. We aim to position our MaveriQ analytics as extending our business intelligence suite beyond standard reporting and dashboards to include advanced capabilities ranging from ad hoc querying, self-business intelligence (BI), multi-dimensional analyses, data mining, forecasting and optimization. We aim to have our MaveriQ analytics being used for improving core operations, customer experience management and marketing for discerning trends and creating forecasts, allowing the CSP to gain insights in real-time.

Products and Solutions

  The MaveriQ Solution for Service Assurance and CEM

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

MaveriQ is a software-only solution, with an inherent capability to deploy the entire solution on virtualized and/or bare metal servers using the same software. This enables customers to use MaveriQ on their physical and cloud infrastructures as they transition from legacy hardware based networks to NFV based virtualized networks.

The MaveriQ solution consists of a powerful and user-friendly central management module and a broad range of passive software-based probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, LTE, IMS data and others. Signaling and media attributes and quality measurement eDRs collected from the probes in the QManager (the central site-management software) are stored in the solution's embedded database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on KPIs and KQIs.

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

This service assurance solution presents a seamless integration between traditional network monitoring and troubleshooting solutions, and it provides an advanced set of service assurance monitoring applications: network troubleshooting, network quality monitoring, service quality monitoring, customer quality of service monitoring, and customer service level agreements monitoring.

The MaveriQ solution is designed to enable CSPs to succeed in their efforts to address significant technology challenges, including:

•	deployment of next-generation networks such as LTE, high-speed downlink packet access and Triple Play;
•	integration of new architectures such as HSPA, LTE, VoLTE and IMS;
•	migration of the network core to IP technology using IMS or SIGTRAN;
•	successful delivery of advanced, complex services such as VoIP IMS and video conferencing; and
•
pro-active management of call quality on existing and next-generation service providers' production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

CSPs use the MaveriQ solution for a wide array of use cases, such as the following:

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

•	Fault detection – CSPs use the MaveriQ solution’s automatic fault detection and service KPIs to alert them to network problems as they arise.
•	Pre-Mediation – the MaveriQ solution generates CDRs (call detail records) needed to feed third-party OSSs or other solutions.

Roaming and Interconnect Analysis

The MaveriQ solution can be used by CSPs to monitor their roaming and interconnect traffic. By identifying problematic links, CSPs are able to avoid revenue loss, to detect problems with specific roaming partners, and to manage interconnection KPIs.

Customer Experience Management, or CEM

We have developed and are constantly enhancing our solution to provide CEM capabilities to our customers in line with their key business drivers: optimizing their customer experience, increase their revenue and reduce cost. Revenue-generating services require a well-managed network and mature service-delivery processes. Customers have high expectations of their communications services. CSPs need to know what customers are experiencing, even before the customers do, in order to retain their subscribers and maintain their profitability.

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

The CEM solutions include the below:

•
Qinsight delivers rich, interactive dashboards and visualizations, with options to drill, sort, filter, and group the data on the fly with smart drag-and-drop capabilities. This lets the CSP filter through huge amounts of network and subscriber data to focus on specific areas for deep marketing insights. Qinsight also provides advanced data analytics: trending, forecasting, priority ranking, period over period, states and formulas as well as self-BI that provides the CSP a user-initiated, easy ad hoc dashboard creation and customization tool.

•
Marketing Analytics allows the CSP to understand usage patterns and data to build a plan and leverage the insight and data we provide from the network to build and update service profile, that better fits the needs of the customer, and to stay ahead of competitors. Marketing Analytics aggregates and correlates data from network, device, app and browsing usage, framing a comprehensive 360° view of the customer. This allows CSPs to deliver a truly personalized service, with adjusted subscriber plans, optimized device troubleshooting, enhanced upsell options, and more effectively marketed campaigns.

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

•
QVIP reports SLA for defined subscriber groups. In today's saturated telecom market, subscribers often abandon their CSP due to frustration over quality of service, with customer churn contributing to significant loss of revenue. RADCOM's QVIP application helps CSPs to monitor and maintain a high level of satisfaction for the individual subscriber, a group of subscribers and an entire network.

•
QRoam yields detailed roaming analysis, enabling service providers to continually verify the quality of service subscribers are receiving as they roam. Network issues are more rapidly resolved, and voice and data services are maintained at a high standard for all the CSP’s roaming subscribers as well as incoming roaming customers, increasing revenue rewards.

•
QMyHandset enables identification of problematic handsets, and provides analysis of the cause of the problem. By identifying problematic handsets, CSPs can quickly make the required adjustments to their network to provide support for more handset models, thus improving the customer experience and hopefully preventing customer churn.

•
QCell analyzes performance quality, and QoE, by geographical cell and cell sector. QCell identifies underutilized or congested cells by location and time frame, letting you know where to realign or redistribute cell traffic. QCell also shows location-based service utilization for marketing statistics purposes.

The following table shows the breakdown of our consolidated sales for the fiscal years 2016, 2015 and 2014 by product line:

	Year ended December 31,
	2016	2015	2014
	(In thousands of U.S. dollars)
The MaveriQ (including OmniQ)	$28,841	$18,498	$23,023
Others	$669	$175	$613
Total	$29,510	$18,673	$23,636

Sales and Marketing Organization

We sell to customers throughout the world mainly via direct channels but also via indirect channels.

Direct channels: Most of our sales are made through a direct channel, whereby our customers (the end-users) can enter into an agreement directly with us. During 2016, this direct channel was used mainly in North America, South America and Asia.

In North America we operate through RADCOM US, which primarily sells our products to end-users directly.

In Brazil we operate through RADCOM Brazil, which primarily sells our products to end-users in the Brazilian market directly.

In India, we operate through RADCOM India, which primarily provides marketing services and customer support worldwide. Our products are sold to the end-users directly by RADCOM Ltd.

We have regional sales support offices in China and Singapore. These offices support our distributors and direct sales in these regions.

Indirect channels: In several markets we sell our products through independent distributors and resellers who market communications-related hardware and software products.

We continue to search for new distributors and resellers to penetrate new geographical markets and new customers, and to better serve our target markets.

Our distributors, agents and resellers serve as a local representative in certain countries as part of our sales, marketing and support team. They help sell, deploy and service our solutions, offer technical support in the end-user's native language, and attend to customer needs during local business hours.

Geographic Markets: The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2016	2015	2014	2016	2015	2014
North America	19.2	1.0	1.9	65.1	5.4	8.1
Europe	0.9	1.2	3.2	3.1	6.4	13.5
Asia (Excluding Philippines)	0.3	0.6	0.8	1.0	3.1	3.6
Philippines	5.0	8.1	3.5	16.9	43.2	15.0
South America (Excluding Brazil)	0.8	2.4	4.2	2.7	13.2	17.9
Brazil	2.5	3.5	6.5	8.5	18.7	27.3
Others	0.8	1.9	3.5	2.7	10.0	14.6
Total revenues	29.5	18.7	23.6	100%	100%	100%

Competition

The markets for our products are competitive, and we expect that competition will continue in the future, both with respect to products that we are currently offering and products that we are developing. Our principal competitors include Anritsu, Astelia, Empirix, Ericsson, Exfo, Huawei, NetScout, Nokia, Polystar  and Viavi. In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do. Furthermore, the transition to NFV and software-based solutions could possibly open the market to new competitors or bring in competitors from adjacent markets. For more information, see "Item 3.D - Risks Related to Our Business and Our Industry."

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

We believe that we are differentiated from our competitors in six main areas:

•	our leadership in providing full service assurance solutions for NFV networks;
•	the advanced technology (such as real-time processing, big data support and high capacity performance that underlies our solutions);
•	the multi-technology correlation capabilities that supports all major technologies – 3G, 4G, LTE, IMS, VoLTE and VoIP - within the same solution;
•	our solution being full software-based providing cost-efficiency, rapid deployment times and agility in development;
•
Support for both physical and NFV networks to allow CSPs who have yet to transform to the NFV, to accelerate NFV deployments and smoothly transition from physical infrastructure whilst using the same solutions; and

•	proven flexibility and responsiveness in a dynamic customer and technology environment.

In addition, CSPs are facing strong competition both from other CSPs and from over-the-top, or  OTT, players who are offering more and more similar services. In order to fight for the end customers’ satisfaction, CSPs will need to gain deeper insight into customer behavior, enabling them to tailor processes based on customer preferences.

Following our strategic deployment with AT&T, we believe that we are considered the most advanced vendor in the market for Service Assurance solutions for NFV and Hybrid implementations.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and our strategic goal list to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

•
Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors, and Original Equipment Manufacturer, or OEM, partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We may provide our customers with a free warranty period which includes bug-fixing and a hardware warranty on our products.  After the initial warranty period, we offer extended warranties which can be purchased for multi-year periods. Generally, the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the product.

•
Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our products and guide our R&D roadmap.

•
Regional technical support: As the sale of a system and solutions requires a high level of technical skill, we decided to enhance our support with local experts located in our regional offices. This strategy is advantageous in terms of the time zone, culture and language. For example, in our Brazil and India offices we established local support teams responsible for first level engagements with customers (tier 1).

•
Support of our representatives and distributors: We provide a high level of pre- and post-sale technical support to our distributors and representatives in the field. We use a broad range of channels to deliver this support, including help desks, technical training and others.

Seasonality of Our Business

In addition to general market and economic conditions, such as overall industry consolidation, the pace of adoption of new technologies, and the general state of the economy, our orders are affected by our customers' capital spending plans and patterns. Our orders, and to a lesser degree revenues, may be highest in a certain fiscal quarter when our customers have historically increased their spending to fully utilize their annual capital budgets. Consequently, our first quarter orders are usually lower compared to the last quarter of the previous year, and often are the lowest of the year.

Development Facilities

Our corporate office and development facilities are located in Tel Aviv, Israel, and consist primarily of software development, testing, quality control and installation.

Research and Development

In 2016, most of our research and development efforts focused on the development for the NFV. We expect to continue to invest significant efforts in research and development for the NFV in 2017.

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

Our gross research and development costs were approximately $8.0 million in 2016, $6.1 million in 2015 and $5.8 million in 2014, representing 27.3%, 32.5% and 24.6% of our sales, respectively.  Aggregate research and development expenses funded by the Innovation Authority were approximately $1.7 million in 2016, $1.6 million in 2015 and $1.7 million in 2014. For more information on the Innovation Authority, see "Innovation Authority" below. We expect to continue to invest significant resources in research and development.

As of December 31, 2016, our research and development staff consisted of 72 employees in Israel and six employees in India an increase of 27 employees compared to December 31, 2015. A significant part of our Research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Innovation Authority

We have received royalty-bearing grants from the Innovation Authority for certain research and development activities pursuant an incentive program, which are subject to provisions of the R&D Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the Innovation Authority pursuant to the R&D Law. Grants received under such programs are repaid through a mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. Generally, prior to Amendment No. 7, the R&D Law provided that grants from the Innovation Authority shall be at the rate of 20%, 30%, 40% or 50% of the research and development expenses, as prescribed by the research committee of the Innovation Authority . In addition, as of December 31,2016 a royalty of 3.5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Innovation Authority.

The R&D Law provides that the Innovation Authority is authorized to determine the ownership requirements of know-how developed under an approved research and development program and/or rights associated with such know-how including intellectual property, which is not the product that was developed under such program, or the Funded Know-How. Among others, the Innovation Authority may determine that certain Funded Know-How can be transferred to third parties in Israel only if such transferee company will also be subject to the same terms and conditions that were levied upon the transferor company under the R&D Law prior to the transfer of such know-how.

The R&D Law, further provides that Funded Know-How may not be transferred to any third parties outside of Israel, unless certain requirements are met, as determined in each project separately. The Innovation Authority may approve the transfer of Funded Know-How from Israel abroad, generally, in the following cases: (a) the grant recipient pays to the Innovation Authority  up to 600% of the total amount of the grants in consideration for such Funded Know-How, and an additional payment of annual interest and linkage differences ; (b) if the grant recipient receives an alternative know-how from a third party in exchange for its Funded Know-How, subject to certain requirements, among which the alternative know-how will generate higher revenues than the Funded Know-How for the company; (c) if such transfer of Funded Know-How arises in connection with certain types of cooperation in research and development activities; or  (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient and the Funded Know-How is sold for a lower price than the amount of funds invested in it, in which case the payment set forth in (a) may be reduced.

The R&D Law generally determines that in determining whether a specific program is eligible to receive an approval under the R&D Law, a significant weight will be given to the fact that the manufacture of the related products is executed in Israel.. Upon prior written notification to the Innovation Authority and provided that the Innovation Authority did not object within 30 days, a portion of up to 10% of the manufacturing volume of a company, subject to the R&D Law, may be performed outside of Israel. Upon Innovation Authority approval, a greater portion of the manufacturing volume may be performed abroad, subject to certain requirements detailed in the R&D Law. According to the regulations under the R&D Law, such approval shall be conditioned upon acceleration of the rate of royalties and an increase in the total amount to be repaid to the Innovation Authority of between 120% to 300% of the grants, depending on the portion of the total manufacturing volume that will be performed abroad.

The R&D Law generally imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The R&D Law requires the grant recipient and its controlling shareholders or the foreign interested party of such grant recipient to notify the Innovation Authority of any change in control of the recipient or a change in the holdings of the means of control of the grant recipient that results in a non-Israeli citizen or non-Israeli resident or corporation incorporated in Israel becoming an interested party directly in the grant recipient, and requires the new interested party to undertake to the Innovation Authority to comply with the R&D Law. In addition, the Innovation Authority may require additional information or representations in respect of such events.  For R&D Law purposes, "control" is defined as the ability to direct the activities of a corporation except the ability that stems from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. "Means of control" generally refers to voting rights in a company's shareholders meeting or the right to appoint directors or the chief executive officer. An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Innovation Authority that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Amendment No. 7 to the R&D Law became effective on January 1, 2016 and established the formation of the Innovation Authority in place of the Office of the Chief Scientist.  Accordingly, pursuant to Amendment No. 7, it is expected that the Innovation Authority may establish new guidelines and/or amend the existing guidelines regarding the R&D Law and/or regulations thereunder. Consequently, Amendment No. 7 creates uncertainty with respect to the terms of our existing and/or future Innovation Authority programs and incentives as we do not know what guidelines will be adopted by the Innovation Authority or will be amended by it.

In each of the last ten fiscal years, we have received such royalty-bearing grants from the Innovation Authority. As of December 31, 2016, our total contingent liability to the Innovation Authority in respect of grants received including accumulated interest and accumulated royalties paid was approximately $43.6 million.

In May 2010, we received a notice from the Innovation Authority regarding alleged miscalculations in the amount of royalties paid by us to the Innovation Authority for the years 1992 through 2009. See "Item 3.D. Risk Factors – Risks related to our Business and Our Industry" - because we received grants from the Innovation Authority, we are subject to ongoing restrictions as detailed above.

Binational Industrial Research and Development Foundation

We received from the Israel-U.S. Binational Industrial Research and Development Foundation, or the BIRD Foundation, funding for the research and development of products. We are obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2016, our contingent liability to the BIRD Foundation for funding received was approximately $366,000. We have not received grants from the BIRD Foundation since 1996. Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation, and we have therefore not been required to pay royalties since such time.

Indian Subsidiary and China Office Funding

In April 2012 and in April 2014, the MoE approved our application for funding to help set up our Indian subsidiary and China office, respectively, as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India and China, based on the approved budget for the plan for a period of three years.

We are obligated to pay to the MoE, over a period of five years commencing as of the lapse of the third year anniversary of the grant, royalties of 3% of increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received.

The total amount of marketing grants that the Company has received from the MoE as of December 31, 2016, with respect to our offices in China and our subsidiary in India, is $619,000. As of December 31, 2016, no liability had been accrued.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products and technologies. We own a registered trademark for the name Omni-Q®. We currently have two pending patent applications in the United States, and we are in the process of filing additional patent applications.  In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with suppliers and sub-contractors who have access to sensitive information.

Employees

As of December 31, 2016, we have a total of 192 employees, out of which 133 employees are located in Israel, 8 employees of Radcom US are located in the United States, 11 employees of RADCOM Brazil are located in Brazil, 28 employees of RADCOM India are located in India and 12 employees in total are located in Germany, Spain, Singapore, China and UK, collectively. Of the 133 employees located in Israel, 72 were employed in research and development, 3 in operations (including assembly), 44 in sales and marketing and customer support, and 14 in administration and management. Of the 8 employees located in the United States, 7 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 11 employees located in the Brazil, 9 were employed in sales, marketing and customer support and 2 were employed in administration and management. Of the 28 employees located in India, 6 were employed in research and development, and 20 sales, marketing, product and customer support and 2 were employed in administration. Of the 12 employees located in Germany, Spain, Singapore, China and UK, 11 were employed in sales, marketing and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. All of our employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

Although we are not a party to a collective bargaining agreement in Israel, we are subject to certain provisions of collective bargaining agreements among the Histadrut (General Federation of Labor in Israel), or the Histadrut, and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association), or the CBEO, that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), including transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. Israeli labor laws are applicable to all of our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as "Managers' Insurance" or a pension fund.  The contribution rates towards such Managers' Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 8% of such employee's base salary, and we contribute between 13.3% and 15.8% of the employee's base salary. Pursuant to a recent change to Israeli law as well as the recent collective bargaining agreement entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase.

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

We also provide employees of RADCOM with an Education Fund, to which each participating employee contributes an amount equal to 2.5% of such employee's base salary and we contribute an amount equal to 7.5% of the employee's base salary (generally up to a certain ceiling provided in the Israeli Income Tax Regulations).  In the United States, we provide benefits in the form of health, dental, vision and disability coverage, in an amount equal to 17.3% of the employee's base salary.  Israeli employees and employers also are required to pay pre-determined sums which include a contribution to national health insurance to the Israel National Insurance Institute, which provides a range of social security benefits.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount that varies from 3% - 58% of the employee's base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and life insurance fund, in an amount equal to 25% of the employee’s salary.

C.	ORGANIZATIONAL STRUCTURE

In January 1993, we established RADCOM US, which conducts the sales, marketing, and customer support of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments, for the purpose of making various investments, including the purchase of securities. In 2010, we established RADCOM Brazil, our wholly-owned subsidiary in Brazil, which conducts the sales, marketing and customer support of our products in Brazil. In 2012, we established RADCOM India, our wholly-owned subsidiary in India, which conducts the sales, marketing and customer support of our products in India. The following is a list of our subsidiaries, each of which is wholly-owned:

Name of Subsidiary	Jurisdiction of Incorporation
RADCOM US	New Jersey
RADCOM Investments	Israel
RADCOM Brazil	Brazil
RADCOM India	India

For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

D.	PROPERTY, PLANTS AND EQUIPMENT

We currently lease an aggregate of approximately 22,830 square feet of office space in Tel Aviv, Israel, from affiliates of our principal shareholders.

This space includes our development facilities, which consist primarily of programming, documenting, quality control, testing and bug fixing, as well as from time to time, installation of software components on third party hardware.

In 2016, we extended our lease agreement and expanded the square feet we lease, and the aggregate annual lease and maintenance payments for the Tel Aviv premises were approximately $588,000 of which approximately $571,000 was paid to affiliates of our principal shareholders. In the extension to the lease agreement we entered in 2016, the lessor committed to participate and reimburse renovation expenses of up to $730,000.   In 2016, we subleased approximately 646 square feet of our Tel Aviv premises, to unrelated parties, and our aggregate annual lease payments for such premises were approximately $3,000. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 2,850 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholders, and subleased approximately 1,260 square feet of such space to a related party. In 2016, our aggregate annual lease payments for such premises were approximately $57,000, and we received approximately $24,000 from the related party for the sub-lease.

We also lease an aggregate of approximately 1,480 square feet of office space in Brazil, 785 square feet in India, 400 square feet in Singapore, and 100 square feet in China. The aggregate annual lease payments for those premises in 2016 were approximately $49,000, $89,000, $11,000 and $4,000 respectively.

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

Overview

We provide Service Assurance solutions for CSPs. Our world leading, innovative solutions are uniquely positioned to fulfill the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on NFV networks and non-virtual networks.

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

Most of our revenues are generated in U.S. dollars and the financing activities are made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency and our consolidated financial statements are prepared in dollars.

As we evaluate our growth prospects and manage our operations for the future, we believe that the adoption of NFV by leading CSPs will be a major engine of our growth.
We continue to believe that a main part of our growth will be the continue deployment of LTE, VoLTE, Triple Play and 3G networks.

  We followed the below sales strategy in 2016 in order to expand our sales pipeline and revenues:

•	We focused on leveraging our AT&T NFV implementation and our value proposition to leading tier 1 and other carriers in North America, Western Europe and selected carriers from other developed markets;
•
In parallel, in developing markets, including South America, Eastern Europe and Asia, we targeted customers rolling out  LTE, IMS, 3G and VoIP services; this included expanding our business with our key existing customers and other carries in those territories;

•	We pursued strategic partnerships, including OEM partnerships, and teaming agreements; and
•
We took part and continue to take part in leading technology programs for NFV, including Open Source Mano (OSM) and AT&T’s Enhanced Control, Orchestration, Management, and Policy (ECOMP) platform (now ONAP - Open Network Automation Platform due to consolidation with Open-O initiative).

In February 2014, we officially launched and started selling MaveriQ, our new software-based solutions. The MaveriQ solutions replaced our OmniQ solutions, which was our hardware-based solutions. Our transition from hardware-based solutions to software-based solutions and the NFV solution has contributed to our 2016 results. We believe that our leading NFV-ready solutions will be the leading factor of our revenues in 2017.

Revenues. In general, our revenues are derived from sales of our products and solutions, projects of fixed price contracts, to a lesser extent, from sales of extended warranty and support services. Revenues consist of gross sales, less discounts and refunds, when applicable.

Cost of revenues.  Cost of revenues consists of labor and related costs, including costs incurred in the developments and customizations for projects, bill of materials, purchase of hardware and royalties for software components from third parties, deployment costs, support, warranty expenses, packaging, import taxes, allocation of overhead expenses, recurring and non-recurring write-off of inventory and others, impairment of indirect taxes, subcontractors’ expenses, shipping and handling costs, license fees paid to third parties and royalties to the Innovation Authority and share-based compensation. As part of our plan to reduce product cost and improve flexibility, we shifted during the last two years to a model whereby we install our software-based solutions on standard, non-proprietary third-party hardware that functions together with our software to deliver the product's essential functionality.

The cost of revenues increased mainly due to cost of projects, that comprised mainly of employees' salaries and related costs incurred in the development and customization of the Company’s solution as well as cost of third party hardware related to the products and related services revenue.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the number of people that we have in operations, deployment and in customer support, the bargaining power of larger clients, product mix and integration of third parties’ solutions into our own.  Following an initial purchase of a product, a customer can add additional functions by purchasing software packages.  These packages may add functions to the product such as retrieving additional reports and related information.  Most of our solutions consist of a software installed on standard off the shelf hardware, that function together to deliver the product's essential functionality. Since in most cases there are no incremental hardware costs associated with the sale of the add-on software, the gross margins on these sales are higher.

Research and Development expenses, Net.  Research and development expenses, net consist primarily of salaries and related expenses, including share-based compensation, and, to a lesser extent, payments to subcontractors and for materials and overhead expenses. The allocation of overhead expenses consists of a variety of costs, including rent, office and associated expenses (including telecommunications expenses). The methodology for allocating these expenses depends on the nature of the expense.  Costs of rent and associated costs are based on the square meters used by the R&D department while the other expenses are allocated based on headcount.  There has been no change in methodology from year to year. The R&D expenses have been partially offset by royalty-bearing grants from the Innovation Authority.

Sales and Marketing expenses, Net.  Sales and marketing expenses, net consist primarily of salaries and related expenses, including share-based compensation, commissions to representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, write-offs and overhead expenses, net of grants received from the MoE.

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

Financial Income (Expenses), Net.   Financial income (expenses), net, in 2016 and 2015, consist primarily of interest earned on bank deposits, bank charges, and gains and losses from the exchange rate differences, including of monetary balance sheet items denominated in non-U.S. dollar currencies.

Summary of Our Financial Performance for the Fiscal Year Ended 2016 Compared to the Fiscal Year Ended 2015

 For the year ended December 31, 2016, our revenues were $29.5 million, compared with $18.7 million in 2015, reflecting an increase of approximately 58.0%. On an operating basis, the Company provided $9.5 million in cash from operating activities during 2016, compared to $1.9 million provided during 2015. The Company's net income for the year ended December 31, 2016 was $1.9 million, compared with a net loss of $0.9 million for 2015. In 2016, the Company increased revenues by approximately 58% compared to 2015, increased its cost of revenues by approximately 108%, and increased its operating expenses by approximately 32%, compared to 2015.

As of December 31, 2016, our cash and cash equivalents totaled $42.9 million, compared with $8.7 million as of December 31, 2015. The improvement in our cash and cash equivalents in 2016 was mainly due to the payments of approximately $19.2 million received from Amdocs Software Systems Limited, or Amdocs, under the AT&T engagement and the net proceeds of $21.3 million received from our follow-on public offering completed in 2016.

Our 2016 net income includes non-cash expenses due to share-based compensation that totaled $2.5 million.

Our cost of revenues increased relatively more than our revenues, which resulted in a decrease of our gross margin to 70% in 2016 compared with 77% in 2015. The increase in our cost of revenues was due to cost of  developments and customizations incurred in  projects, mainly salaries, costs of third party hardware and inventory write-offs.

Reportable Segments

Management receives sales information by customers and by geographical regions. Research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e., they are not allocated to product groups or geographical regions). Because a measure of operating profit or loss by product groups or geographical regions is not presented to management due to shared resources, we have concluded that we operate in one reportable segment.

A.	OPERATING RESULTS

Financial Data for Year Ended December 31, 2016 compared with Year Ended December 31, 2015

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2016	2015
Revenues	100%	100%
Cost of revenues	30.4	23.2
Gross profit	69.6	76.8
Operating expenses:
Research and development	27.3	32.5
Less royalty-bearing participation	5.7	8.5
Research and development, net	21.6	24.0
Sales and marketing ,net	28.9	42.0
General and administrative	15.3	12.8
Total operating expenses	65.8	78.8
Operating income (loss)	3.8	(2.0)
Financial income (expenses), net	2.8	(2.3)
Income (loss) before taxes on income	6.6	(4.3)
Taxes on income	(0.1)	(0.7)
Net income (loss)	6.5	(5.0)

Revenues.  In 2016, our revenues increased by approximately 58% compared to 2015 as follows: a decrease of $6.9 million in the product and related services, an increase of $16.9 million in the projects and increase of $0.8 million in the warranty and support. The increase in the projects and the decrease in revenues from product and related services reflect the execution of the deal with Amdocs software, in connection with AT&T engagement.

For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions".

Revenues by product line
	Year ended December 31, (In millions of U.S. dollars)			% Change
	2016	2015	2014	2016 vs. 2015	2015 vs. 2014
The MaveriQ (including the Omni-Q family)	28.8	18.5	23.0	56	(20)
Others	0.7	0.2	0.6	250	(67)
Total revenues	29.5	18.7	23.6	58	(21)

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)			Year Ended December 31, (as percentages)
	2016	2015	2014	2016	2015	2014
North America	19.2	1.0	1.9	65.1	5.4	8.1
Europe	0.9	1.2	3.2	3.1	6.4	13.5
Asia (Excluding Philippines)	0.3	0.6	0.8	1.0	3.1	3.6
Philippines	5.0	8.1	3.5	16.9	43.2	15.0
South America (Excluding Brazil)	0.8	2.4	4.2	2.7	13.2	17.9
Brazil	2.5	3.5	6.5	8.5	18.7	27.3
Other	0.8	1.9	3.5	2.7	10.0	14.6
Total revenues	29.5	18.7	23.6	100%	100%	100%

In 2016, the Company had two customers in the United States and the Philippines that amounted to $18.3 million and $5 million, respectively, of the total consolidated revenues. In 2015, the Company had two customers, one in the Philippines and one in Brazil, which amounted to $8.1 million and $2.7 million, respectively, of the total consolidated revenues.

Cost of Revenues and Gross Profit
	Year Ended December 31, (in millions of U.S. dollars)
	2016	2015	2014
Cost of revenues – Products and related services	5.6	3.9	7.9
Cost of revenues - Projects	2.9	0.1	0.5
Cost of revenues – Warranty and support	0.5	0.3	0.3
Total Cost of revenues	9.0	4.3	8.7
Gross profit	20.5	14.3	14.9

 Cost of Revenues.  During 2016, our gross profit as a percentage of revenues, calculated to include variable costs, which include purchasing, packaging, royalties to the Innovation Authority, license fees paid to third parties recurring, warranty expenses and non-recurring write-off of inventory and import taxes, was 70% compared to 78% in 2015, which reflected the increase in our cost of revenues , mainly salaries cost relating to the developments and customizations for projects, costs of third party hardware and inventory write-offs.

The cost of products and related services as part of our cost of revenues also include employees' salaries and related costs and overhead expenses of approximately $2 million for 2016, and $1.5 million for 2015.  Our cost of revenues included an expense of $118,000 for share-based compensation in 2016, and $33,000 for share-based compensation in 2015.

The following table provides the operating costs and expenses of the Company in 2016, 2015 and 2014, as well as the percentage change of such expenses in 2016 compared to 2015.
	Year ended December 31, (in millions of U.S. dollars)			% Change 2016 vs 2015	% Change 2015 vs. 2014
	2016	2015	2014
Research and development	8.0	6.1	5.8	31.1	5.2
Less royalty-bearing participation	1.7	1.6	1.7	6.3	(5.9)
Research and development, net	6.4	4.5	4.1	42.2	9.8
Sales and marketing, net	8.5	7.8	7.3	9.0	6.8
General and administrative	4.5	2.4	2.3	87.5	4.3
Total operating expenses	19.4	14.7	13.7	32.0	7.3

Research and Development Expenses. Research and development expenses, gross, increased from $6.1 million in 2015 to $8.0 million in 2016. As a percentage of total revenues, research and development expenses, gross, decreased from 32.5% in 2015 to 27.3% in 2016. The increase in our gross research and development expenses from $6.1 million in 2015 to $8 million in 2016 is attributable mostly to the increase in the number of employees, sub-contractors and related expenses. As of December 31, 2016, we employed 78 research and development engineers, compared to 51 as of December 31, 2015.Our research and development costs included an expense of $625,000 for share-based compensation in 2016 and $529,000 for share-based compensation in 2015.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin

                Sales and Marketing Expenses, Net.  Sales and marketing expenses increased from approximately $7.8 million in 2015 to approximately $8.5 million in 2016. The increase in our sales and marketing expenses from 2015 to 2016 is mainly attributable to an increase in the number of employees (includes recruitment fees) and subcontractors. As a percentage of total revenues, sales and marketing expenses in 2016 and 2015 were 28.9% and 42%, respectively. Our sales and marketing expenses included an expense of $199,000 for share-based compensation in 2016 and $380,000 for share-based compensation in 2015

General and Administrative Expenses.  General and administrative expenses increased from approximately $2.4 million in 2015 to approximately $4.5 million in 2016. The increase in our general and administrative expenses from 2015 to 2016 is mainly attributable to an increase in the share-based compensation and increase in salary and related expenses.  As a percentage of total revenues, general and administrative expenses in 2016 and 2015 were 15.3% and 12.8%, respectively. Our general and administrative expenses included approximately $1.5 million for share-based compensation in 2016 and $467,000 for share-based compensation in 2015.

 Financial Income (Expenses), Net. In 2016, the financial income, net, was approximately $816,000 compared to financial expenses, net, of approximately $433,000 in 2015. The change in our financial expenses, net from 2015 to 2016 is attributable to an increase in foreign currency translation income of $989,000 and an increase of $260,000 in interest income due to higher cash balances in 2016.

Taxes on Income.  During 2016, we recorded tax expenses of $24,000, compared to $121,000 in 2015, reflecting withholding taxes that were due on payments from certain customers in Central America and Asia, as well as tax expenses of the Company’s subsidiary in India.

Financial Data for Year Ended December 31, 2015 compared with Year Ended December 31, 2014

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2015	2014
Revenues	100%	100%
Cost of Revenues	23.2	36.8
Gross profit	76.8	63.2
Operating expenses:
Research and development	32.5	24.6
Less royalty-bearing participation	8.5	7.1
Research and development, net	24.0	17.5
Sales and marketing ,net	42.0	30.9
General and administrative	12.8	9.6
Total operating expenses	78.8	58.0
Operating income (loss)	(2.0)	5.2
Financial income (expenses), net	(2.3)	(1.4)
Income (loss) before taxes on income	(4.3)	3.8
Taxes on income	(0.7)	(0.8)
Net income (loss)	(5.0)	3.0

Revenues.  In 2015, our revenues decreased by 20.7% compared to 2014: decrease of $2.8 million in the products and related services, decrease of $1.6 million in projects and decrease of $0.5 million in the warranty and support. The decrease in revenues reflects the major effort made by the Company during 2015, focusing on winning the deal with Amdocs Software in connection with AT&T.

For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions".

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2015	2014	2015	2014
Europe	1.2	3.2	6.4	13.5
North America	1.0	1.9	5.4	8.1
Asia (Excluding Philippines)	0.6	0.8	3.1	3.6
Philippines	8.1	3.5	43.2	15.0
South America (Excluding Brazil)	2.4	4.2	13.2	17.9
Brazil	3.5	6.5	18.7	27.3
Other	1.9	3.5	10.0	14.6
Total revenues	18.7	23.6	100%	100%

In 2015, the Company had two customers, one in the Philippines and one in Brazil, that amounted to $8.1 million and $2.7 million, respectively, of the total consolidated revenues. During 2014, the Company had three customers, one in each of Brazil, the Philippines and Israel, that amounted to $5.2 million, $3.5 million and $2.8 million, respectively, of the total consolidated revenues.

Cost of Revenues and Gross Profit.

During 2015, our gross profit as a percentage of revenues, calculated to include variable costs, which include purchasing, packaging, royalties to the Innovation Authority, license fees paid to third parties recurring and non-recurring write-off of inventory and import taxes, was 77% compared to 63% in 2014.

The fixed costs of our cost of revenues also include employees' salaries and related costs and overhead expenses of approximately $1.5 million for 2015 and $2.1 million for 2014.  Our cost of revenues included an expense of $33,000 for share-based compensation in 2015 and $12,000 for share-based compensation in 2014.

Our gross profit in 2015 and 2014 was 77% and 63%, respectively, which reflected the decrease in our cost of revenues due to our transition to a software based probe and the usage of third party hardware.

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

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and the financing activities are made in U.S. dollars. We also generate revenues in BRLs, Euros and other currencies; however, we consider the U.S. dollar to be our functional currency. A portion of our revenues is denominated in BRLs, and in the future additional revenues may be denominated in currencies other than U.S. dollars.

Since a significant portion of our expenses is in NIS, as we pay our Israeli employees' salaries in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the dollar. Fluctuations in exchange rates between the U.S. dollar, the BRL, Euro, and other currencies in which we generate revenue, and the U.S. dollar, may also have an effect on our results of operations. With respect to our Brazilian subsidiary, the functional currency has been determined to be their local currency. Assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders' equity.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense. Based on our budget for 2017, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by $383,000 per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2016, Israeli resident companies were generally subject to corporate tax at the rate of 25%. In January 1, 2017, the corporate tax rate was reduced to 24% and as of January 1, 2018, the corporate tax rate will be further reduced to 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $32.3 million as of December 31, 2016. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see "Item 10.E – Taxation.

Our effective corporate tax rate may exceed the Israeli tax rate. Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of $13.2 million at December 31, 2016 for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

                 In 2016, taxes on income included tax expenses which reflects withholding taxes that were due on payments from certain customers in Central and South America as well as tax expenses of the Company’s subsidiary in India. In 2015, taxes on income included tax expenses which reflect withholding taxes that were due on payments from certain customers in Central and South America.

B.	LIQUIDITY AND CAPITAL RESOURCES

In 2016, we received payments of approximately $19.2 million from Amdocs Software in connection with the AT&T agreement. We have financed our operations through cash generated from operations, the proceeds of our 1997 initial public offering, and various private placements of our ordinary shares, proceeds from exercise of options and warrants and receiving royalty-bearing participation from the Innovation Authority and others. Cash and cash equivalents at December 31, 2016, 2015 and 2014 were approximately $42.9, $8.7 million and $6.8 million, respectively.

In previous years, we generated losses attributable to our operations, excluding 2014 where we generated gains.  We have managed our liquidity during this time through a series of cost reduction initiatives, expansion of our sales into new markets, private placement transactions, a venture capital loan, a bank credit facility and a loan from a major shareholder all of which are no longer relevant. We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and the pipeline for 2017. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2017.  We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash provided by Operating Activities. Net cash provided by (used in) operating activities was approximately $9.5 million in 2016, $1.9 million in 2015 and $3.4 million in 2014. The positive net cash flow in 2016 was primarily due to net income of $1.9 million, share-based compensation and restricted shares of approximately $2.5 million, a decrease in inventory of $0.8 million, an increase in the trade payables of $1.3 million, an increase in deferred revenue and advances from customers of $1.2 million and an increase in employees and payroll accrued of $1 million. The positive net cash flow in 2015 was primarily due to a decrease in trade receivables of $1.1 million, share-based compensation and restricted shares of approximately $1.4 million and an increase in deferred revenue and advances from customers of $0.7 million. This was partially offset by an increase of approximately $1.3 million in other accounts receivable and prepaid expenses and net loss of $0.9 million.

The trade receivables and days of sales outstanding, or DSO, are primarily impacted by payment terms, the variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2016 increased to $4.4 million from $3.7 million in 2015, reflecting mainly new projects. We believe that continued expansion of our business, may require continued investments in working capital as many customers require commercial terms which result in longer payment terms.

The decrease in inventories in 2016 was mainly due to the decrease in inventory delivered to customers for which revenue criteria have been met and recognized, and due to non-cash write off due to old inventory that became obsolete, of approximately $498,000.

Net Cash Used in Investing Activities.  Our investing activities generally consist of the purchase of equipment; In 2014, certain short-term deposits matured and provided $1.5 million of cash. In 2016 and 2015, we invested $1.3 million and $97,000, respectively, for the purchase of equipment. The increase is attributed mainly to the buildup of our product lab.  Net cash provided by (used in) investing activities in 2016, 2015 and 2014 totaled approximately $(1.3 million), $(97,000) and $1.4 million, respectively.

Net Cash Provided by Financing Activities.  In 2016, net cash provided by financing activities totaled approximately $25.7 million, including net proceeds received from follow-on public offering completed in May 2016 of $21.3 million, exercise of options of $3.3 million and exercise of warrants of approximately $1.1. In 2015, net cash provided by financing activities totaled approximately $813,000, including exercise of options of $733,000 and exercise of warrants of $80,000. In 2014, net cash provided by financing activities totaled approximately $1.1 million, including exercise of options of $1.7 million, repayment of short term bank credit, net of $0.6 million and exercise of warrants of $21,000.

Public offering

During May 2016, we raised a net amount of $21.3 million in a public offering after deducting underwriters' discounts, commissions and other offering expenses, or the “2016 Public Offering”, by issuance of ordinary shares. Under the 2016 Public Offering we issued 2,090,909 ordinary shares for an aggregate purchase price of $23 million, or $11.00 per ordinary share (this price per share is the public offering price of the 2016 Public Offering). The investors in the 2016 Public Offering included our controlling shareholder and our former Chairman of our Board of Directors, Mr. Zohar Zisapel, who purchased 200,000 ordinary shares at the public offering price. We have an effective registration statement on Form F-3 and may use it in the future to raise additional funds.

Investments

We may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments, if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

We have entered into a number of agreements with the RAD-BYNET Group (as described under Item 7.B).  The pricing of the transactions with respect to such leases was determined based on negotiations between the parties. Members of our audit committee of the Board of Directors, or the Audit Committee, Board of Directors and management reviewed the pricing of the leases and confirmed that these leases were not different from terms that could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties. In the event that the transactions with members of the RAD-BYNET Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may no longer be available to us.

For more information, see "Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions" below.

Please see "Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations" below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the Innovation Authority, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the Innovation Authority at the rate of 20%, 30%, 40% or 50% of the research and development expenses, as prescribed by the research committee of the Innovation Authority in accordance with the R&D Law. We recorded such grants from the Innovation Authority in the total amount of approximately $1.7 million in 2016, $1.6 million in 2015 and $1.7 million in 2014. Pursuant to the specific terms of these grants, we are obligated to pay royalties at the rate of 3.5% of the revenues generated by sales of products (and certain related services) funded with these grants. In the event that a project funded by the Innovation Authority does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product's development.  Royalty expenses relating to the Innovation Authority grants included in the cost of revenues for years ended December 31, 2016, 2015 and 2014 were $1,033,000, $655,000, and $827,000, respectively. The total grants regarding projects that we have received from the Innovation Authority as of December 31, 2016 were $40.1 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2016, the accumulated interest was $15.5 million, the accumulated royalties paid to the Innovation Authority were $12 million and our total amount of contingent liability to the Innovation Authority in respect of grants received was, according to our records, approximately $43.6 million. For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Innovation Authority."

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2016, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $366,000. For additional information, see "Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation."

In April 2012 and in April 2014, the MoE approved our application for funding to help set up our Indian subsidiary and China office respectively as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India and China.  The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India and China, based on the approved budget for the plan for a period of three years.

We are obligated to pay to the MoE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. As of December 31, 2016, we have no contingent obligation to pay the MoE any royalties. For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Ministry of Economy."

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

Revenue recognition. Revenues from sales of products and related services are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Our products contain software components and non-software components that function together to deliver the product's essential functionality.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. Our arrangements generally do not include any provisions for cancellation, termination or refunds that would significantly impact recognized revenue. Large-sized deals usually include acceptance criteria and since the delivery of such projects can take on average between six to18 months revenue recognition for such projects is delayed.

Our revenues are generated from sales to direct customers, resellers and to lesser extent independent distributors. Sales through resellers considered final per revenue recognition criteria. Sales to distributors are recognized on a "sale through" basis and therefore, revenues from these distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

We also generate sales through independent representatives. These representatives do not hold any of the Company's inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly, and then pay commissions to the representative for the sales in their territory.

Revenues from fixed price contracts (Projects) that require significant customization, integration and installation are recognized based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method of accounting based on a percentage that incurred labor effort to date bears, to total projected labor effort. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact. During the year ended December 31, 2016, 2015 and 2014, the Company recognized revenues of $17.5 million, $622,000 and $2.2 million from such contracts.

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence, or VSOE, if available, or third party evidence, or TPE, if VSOE is not available, or estimated selling price, or ESP, if neither VSOE or TPE is available. The Company determines the ESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition

Under our selling arrangements, we usually provide a one-year warranty, which includes bug fixing and a hardware warranty, or the Warranty, for our products. After the Warranty period initially provided with our products, we may sell extended warranty contracts on a standalone basis, which include bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts." Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

Inventories.  Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and market, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of revenues. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

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

Share-based compensation. Our accounts for share-based compensation are in accordance with ASC 718 “Compensation – Stock-based Compensation”, or ASC 718, which requires us to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

We recognize compensation expenses for the value of the awards granted based on the accelerated attribution method over the requisite service period of each of the awards.

Forfeitures recorded per occurrence. ASC 718 allows entities to make an accounting policy election to either estimate forfeitures or recognize forfeitures as they occur. We elected an accounting policy of recording forfeitures as they occur.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our stock options awards. This option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term, as management believes that this is the best indicator of future volatility. The expected term was generated by running the Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor is estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Historically the Company has not paid dividends and in addition has no plans in the foreseeable future to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

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

During 2016, we saw an increased interest in NFV capable service assurance solutions and in parallel to continued demand for traditional service assurance solutions. We also saw an increased interest in wider CEM systems.

We expect that the NFV market will continue to gain momentum during 2017 and beyond. Key benefits that CSPs will derive from NFV include faster time-to-market, enablement of new services, automatic scaling of resources up and down to fit the network’s dynamic nature, and significantly lower costs (both capital expenditures and operating expenses).

Many leading CSPs have commercial LTE offerings. Mobile data services are becoming a significant revenue source for CSP.

Customer experience is a major driver for CSPs to invest in solutions that enable to them to better monitor and proactively offer resolution and upgrade of quality of service.

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

The following table of our material contractual obligations as of December 31, 2016, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 Years	More than 5 years
		(in thousands of U.S. dollars)
Operating leases obligation (1)	$2,992	$847	1,430	715	--
Open purchase orders (2)	123	123	--	--	--
Other long-term commitments (3)	479	--	--	--	--
Total	$3,594	$970	1,430	715	--

             (1) Represents operating lease costs, consisting of leases for facilities and vehicles.

(2) We purchase components from a variety of suppliers and vendors, in connection with the development and sales our products.

(3) In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli Severance Pay Law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date.  After completing one full year of employment, our Israeli employees are entitled to one month's salary for each year of employment or a portion thereof. Our obligation for accrued severance pay under Israel's Severance Pay Law as of December 31, 2016, was approximately $3,267,000, of which approximately $2,788,000 was funded through deposits in severance pay funds, leaving a net obligation of approximately $479,000.  The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will, or are dismissed.

In addition, we are required to pay royalties of 3.5% and 5% of the revenues derived from products incorporating know-how developed from research and development grants from the Innovation Authority and BIRD Foundation, respectively. As of December 31, 2016, our contingent liability to the Innovation Authority in respect of grants received was according to our records approximately $43.6 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately $366,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

For additional information, see "Item 4.B—Information on the Company—Business Overview—Israeli Innovation Authority", and "Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation."

We are also obligated to pay to the MoE royalties of 3% on the increased sales in the target market derived in India, with respect to the year during which the grant was approved (2012), over a period of five years but not more than the total linked amount of the grant received by us. As of December 31, 2016, no liability was accrued.

Effect of Recent Accounting Pronouncements

See note 2, Significant Accounting policies, in Notes to the Consolidated Financial Statements in Item 18 of part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	63	Executive Chairman of our Board of Directors
Uri Har (1)(2)(3)(4)(5)	80	Director
Irit Hillel (1)(2)(4)(5)	54	Director
Matty Karp (2)(4)(5)	67	Director
Zohar Zisapel	68	Director
Yaron Ravkaie	48	Chief Executive Officer
Eyal Harari	40	Chief Executive Officer of RADCOM US*
Ran Vered	38	Chief Financial Officer**
Hilik Itman	44	Vice President, Research and Development
Harel Givon	44	Chief Business Officer***
Rami Amit	51	Chief Technology Officer and Head of Product****
Keren Rubanenko	40	Vice President Professional Services ****

(1) External Director, pursuant to the Israeli Companies Law.
(2) Independent Director, under NASDAQ Stock Market Rules, or the NASDAQ Listing Rules.
(3) Chairman of Audit and Compensation Committees.
(4) Audit Committee Member.
(5) Compensation Committee Member.

(*) Eyal Harari, who was our Chief Operating Officer, was appointed as our Chief Executive Officer of RADCOM US effective as of December 14, 2016.

(**) Effective June 5, 2016, Ran Vered was appointed and acted as our Chief Financial Officer replacing Mr. Uri Birenberg who resigned from his role as Chief Financial Officer effective as of August 31, 2016.

(***) Effective June 15, 2016, Harel Givon was appointed as our Chief Business Officer.

(****) Effective February 1, 2017, Rami Amit was appointed as our Chief Technology Officer and Head of Product.

(*****) Effective April 3, 2016, Keren Rubanenko was appointed as our Vice President Professional Services.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as our Executive Chairman of our Board of Directors in September  2015. In addition, Ms. Bennun served as a consultant to the Company’s management for almost four years, beginning January 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly NASDAQ:ARLC), or Arel, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel's CEO and CFO from 1988 until 1998, during which time Arel went public on the NASDAQ (1994). In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel's board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT), or ArelNet, a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet's CEO from 1998 until 2001, during which time ArelNet went public on the TASE. In 2004, Ms. Bennun resumed her position as ArelNet's CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005.  From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds an M.Sc. and B.Sc. degree in Industrial and Management Engineering from Ben-Gurion University.

Mr. Uri Har has served as a director since September 2006. He was the Director General of the Electronics and Software Industries Association of Israel from 1984 until 2006. Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attache in the United States and Canada. Among his various positions in the Israeli Navy, he served for three years (1977 - 1980) as Head of the Budget and Comptroller Department. He holds a B.Sc. degree and a M.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology.

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 20 years as an entrepreneur and senior executive in digital media, technology and investment firms. She currently serves as Venture Partner at HP Tech Ventures, the corporate venture arm of HP Inc. (Nasdaq: HPQ), leading partnerships and strategic investments in early stage technology startups. She is also a board member of Imagesat NV. From 2005 until 2008 she was Managing Director at Magnolia Capital Partners, managing the operations in Israel of Thomas Weisel Partners and Nomura, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles.  Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel has an M.B.A. degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Mr. Matty Karp has served as a director since December 2009. From1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp.  From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (NASDAQ and TASE: ESLT). Mr. Karp is a director of Elta Ltd. He has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (NASDAQ: MRVL); Accord Networks which was acquired by Polycom (NASDAQ: PLCM); Saifun Semiconductors, which merged with Spansion, and El Al Israel Airlines (TASE: ELAL). Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board from inception in 1985 until September, 2015. Mr. Zisapel co-founded RAD Data Communications Ltd., a privately-held voice and data communications company and part of the RAD Group, a family of independent networking and telecommunications companies, and was its CEO from 1982 until 1998 and Chairman from 1998 until 2012. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (NASDAQ: CRNT), and director of Amdocs Ltd (NASDAQ: DOX) and as chairman or director of several private companies.  Mr. Zisapel has a B.Sc. degree and an M.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. degree from Tel-Aviv University.

Mr. Yaron Ravkaie, has been our Chief Executive Officer since January 2016. Prior to joining our company, Mr. Ravkaie served during 2015 as the Chief Business Officer of RR Media Ltd. (NASDAQ: RRM). Prior to serving at RR Media Ltd., Mr. Ravkaie served as the President of the Mobile Financial Services Division in Amdocs Ltd. (NASDAQ: DOX) for two years executing an M&A and a successful post-merger integration with a global organization offering mobile payments and mobile commerce. From 2008 through 2012, Mr. Ravkaie served as President of the AT&T division, the largest in Amdocs., running sales, client management, strategy, projects, programs, long-term outsourcing and managed services activities. Mr. Ravkaie joined Amdocs. in 1998 and, after a brief stint in the Israel Development Center he relocated to the U.S., where he performed various director and vice president roles. Mr. Ravkaie served for nine years in information systems, industrial engineering and logistics with the Israeli Air Force as a Major. Mr. Ravkaie holds an M.B.A. from the University of Beersheba and a B.Sc. in Industrial Engineering & Management from the Technion, Haifa.

Mr. Eyal Harari, CEO of RADCOM US has been with us since 2000. Mr. Harari began in the Development side of RADCOM in 2000 as a software R&D group manager, later becoming the Director of Product Management for VoIP Monitoring Solutions, then the Senior Director of RADCOM's Product Management department, the Vice President of Products and Marketing, then Chief Operating Officer and finally in his current position since the end of 2016. Before joining us, Mr. Harari served from 1995 in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects. Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv, and also holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

Mr. Ran Vered, our Chief Financial Officer, joined us in June 2016. Prior to joining our Company, Ran was Director of Finance for the Amdocs EMEA Division, from 2011 to 2016. Before 2011, Ran held various financial roles at Amdocs, was co-founder and CFO of an investment fund, deputy corporate controller at Nur Macroprinters and served as an auditor for KPMG. Ran received an M.B.A in Finance from Tel Aviv University and a B.A. in Business Administration and Accounting from the College of Management, and is certified in Israel as a CPA.

Mr. Hilik Itman, our Vice President of Research and Development joined us in 1997 as a software engineer, and was appointed to his current position in 2014. Mr. Itman led the R70S software development, and also led the MaveriQ development during the company’s transition from hardware based products, to software based probe products. Mr. Itman holds a B.A. in Mathematics and Computer Science from the Open University.

Harel Givon, our Chief Business Officer, joined us in June 2016. Prior to joining our Company, Harel served as Head of Sales for Amdocs’ EMEA Division and before that held several senior customer business executive roles within Amdocs. Within his 13 year tenure at Amdocs, Mr. Givon held several senior finance and corporate development roles and spent several years in Canada and The Netherlands. Mr. Givon received an M.B.A. in Finance from Tel Aviv University and Bachelor of Laws (LL.B.) from the Bar Ilan University.

Rami Amit, our Chief Technology Officer and Head of Product, joined us in February 1, 2017. Prior to joining our Company and from 2013 to 2017, Mr. Amit served as director engineering in the Cisco NFV BU, which included worldwide deployments by many tier1 customers. Mr. Amit was a major contributor to the vision of the evolution to virtualization in that space. Prior to that Mr. Amit held several chief technology officer positions, he was the Chief Technology Officer for Jungo, a leading software  provider, founded Surf&Call Solutions, which was later acquired by CosmoCom and was the first employee of the VoIP industry pioneer, VocalTec, in which he is considered as one of the early inventors of VoIP, building the first ever VoIP gateway shown in public in the mid 1990s and leading many of the VoIP technologies we all use today on a daily basis. Mr. Amit received an electrical engineering degree from the Tel Aviv University.

Keren Rubanenko, our VP Professional Services, joined us in April, 2016. Prior to joining our Company, Mrs. Rubanenko was VP Operation and R&D – Surveillance Division at NICE Systems from November 2011 to March 2015. Before 2011, Keren was Associate Vice President, Voice Domain Product Unit at Comverse Network Systems. Mrs. Rubanenko received a B.A. in Business Administration from the College of Management in Rishon LeZion.

Ms. Bennun is the life partner of Mr. Zohar Zisapel. Otherwise, there are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)*	All Other Compensation ($)**	Total ($)
Yaron Ravkaie CEO	2016	265,966	242,945	592,153	55,000	1,156,064
Eyal Harari CEO of RADCOM US***	2016	255,593	113,544	303,096	92,831	765,064
Heli Bennun Executive Chairman of the Board of Directors	2016	78,296	80,000	400,854	21,895	581,045
Ronen Hovav, Director of Sales	2016	173,641	84,000	17,338	49,000	323,979
Hilik Itman VP R&D	2016	150,519	32,723	76,039	41,000	300,281

* Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2016. The grants awarded during 2016, were for a vesting term of 3 or 4 years.
** All other compensation includes social benefits and car leasing costs.
*** Eyal Harari's salary and all other compensation include costs related to his shift to RADCOM US.

The bonus paid to our CEO is based on a formula, that includes the aggregation of three independent components, both measurable and non-measurable, and which was approved for our CEO for 2016, by our shareholders on August 16, 2016.

The bonus and commission payments made to our other officers, are based on the achievements of goals and objectives that are set and communicated at the beginning of each year, and which are made in accordance with our compensation policy, as approved by our shareholders from time to time.

The aggregate direct remuneration paid to all our directors and executive officers as a group (13 persons) for the year ended December 31, 2016 was approximately $2.4 million in salaries, bonus, commissions and directors' fees. This amount includes approximately $293,000 that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2016, our directors and officers received, in the aggregate, options to purchase 137,000 ordinary shares and 147,000 restricted share units, or RSUs under our 2013 Share Option Plan, or the 2013 Plan. The options have an average exercise price of $12.01 per share and expire five years from the grant date. The RSUs have a vesting schedule of four years over equal yearly installments for Officers, and three years over equal yearly installments for Directors, commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2016, our current directors and officers, as a group, held options to purchase an aggregate of 313,687 ordinary shares of the Company and 125,000 RSUs. Options to purchase an aggregate of 21,400 ordinary shares of the Company were granted under our 2003 Share Option Plan, or the 2003 Plan, and options to purchase an aggregate of 292,287 ordinary shares of the Company and 125,000 RSUs were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation paid to our independent directors and external directors (other than to our Executive Chairman, as of September 10, 2015), is an annual fee of NIS 21,127 (currently equivalent to approximately $5,800) and a per meeting attendance fee of NIS 1,223 (currently equivalent to approximately $340), which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time.

On October 18, and October 26, 2015, our compensation committee and our Board of Directors approved, and on December 30 2015, our shareholders approved, a monthly salary of NIS 25,000 to be paid to our Executive Chairman, for the scope of the services that she provides to our company as the Executive Chairman.

On July 10, 2016, our compensation committee of our Board of Directors, or the Compensation Committee, and Board of Directors, and on August 16, 2016, our shareholders, approved an annual grant of options, under the 2013 Plan, to purchase a total of 6,000 options and 9,000 RSUs for each year of service to the Executive Chairman of our Board of Directors, and 2,000 options and 3,000 RSUs for each year of service to all our other directors. The options will be fully vested in three years over three equal annual installments, commencing on July 1, 2016, and will expire on the earlier of (i) five years following the date of grant or (ii) 180 days from the date of such director’s termination or resignation from office. The exercise price per share of the options is $11.69, which is equal to the price per share of our ordinary shares on the NASDAQ Capital Market on the applicable date of grant, which for all the directors was July 1, 2016. The exercise price per RSU is equal to the nominal value of the shares.

On June 7, 2016, our Compensation Committee and Board of Directors, and on August 16, 2016 our shareholders approved a cash bonus of $80,000 to Ms. Rachel (Heli) Bennun, the Executive Chairman of our Board of Director for her special contribution to the success of the Company’s recent equity offering and the Company’s material management restructuring process.

In addition, on December 13, 2015, our Compensation Committee, on December 16, 2015, our Board of Directors and on August 16, 2016, our shareholders approved annual grant of options of 15,000 options and 10,000 RSUs per each year of service out of a total of four years, to Mr. Ravkaie, in his capacity as Chief Executive Officer. The options and RSUs will be fully vested in four years over four equal annual installments, commencing on the date of Mr. Ravkaie’s commencement of employment. The exercise price per share of all of the options was $12.65 which is equal to the closing price per share of the ordinary shares on the NASDAQ Capital Market at the time of the execution of Mr. Ravkaie’s employment agreement. The exercise price per RSU was equal to the par value of the underlying shares.

Share Option Plans

On April 3, 2013, our Board of Directors adopted the 2013 Plan following the expiration of the 2003 Plan. The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. As of March 24, 2017, we have granted 1,124,802 options under the 2013 Plan, and 276,729 RSUs. Options granted under our option plans generally vest over a period of between one and four years, and generally expire five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On October 30, 2016, the Company's Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan, from 1,250,000 to 2,450,000.
The Company measures the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of $2.5 million for share-based compensation plans during 2016. During 2016, we granted options to purchase a total of 281,800 ordinary shares, and 216,300 RSUs, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(l) and 9(b) of the Notes to the Consolidated Financial Statements for further information.

As of March 24, 2017, we have under the 2003 Plan and the 2013 Plan a total of 652,539 outstanding options to purchase ordinary shares and 207,578 unvested RSUs.

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

Compensation Policy

On July 10, 2016, our Compensation Committee and Board of Directors approved our compensation policy for our Executive Officers and Directors, and our shareholders approved the compensation policy on August 16, 2016. See "Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee."

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), Uri Har, Irit Hillel, Matty Karp and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Our non-external directors will serve until the third annual general meeting following the annual general meeting that took place in August 2016. Our external directors serve for three year periods. The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2019. None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see "Item 6.B—Directors, Senior Management and Employees—Compensation."

External Directors

We are subject to the provisions of the Israeli Companies Law.

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

The initial term of an external director is three years and may be extended subject to the shareholders’ approval, for up to two additional three year terms. In certain special situations, the term may be extended beyond these periods. Each committee of a company's board of directors is required to include at least one external director except for the audit committee and the compensation committee, of which all the external directors are to be members. At our 2016 annual general meeting, held on August 16, 2016, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a fourth three-year term.  Both Mr. Uri Har and Ms. Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company's Audit Committee and Compensation Committee.

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

Compensation Committee

NASDAQ Requirements

Under the NASDAQ Listing Rules, a listed company is required to have a compensation committee comprised solely of independent directors. Our Compensation Committee consists of Uri Har (Chairman), Irit Hillel and Matty Karp, each of whom satisfies the independence requirements under the current NASDAQ Listing Rules. The Company has adopted a Compensation Committee charter, which sets forth the responsibilities of the Compensation Committee. The Compensation Committee is responsible for, among other things, assisting the Board of Directors in the reviewing and approving the compensation structure and policy, including all forms of compensation relating to our directors and executive officers.

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

The Israeli Companies Law provides that our compensation policy must serve as the basis for the decisions concerning the financial terms of employment or engagement of executives and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be approved (or reapproved) not longer than every three years, and relate to certain factors, including advancement of the company’s objective, business plan and its long term strategy and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;
•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;
•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through human resource companies;
•	the impact of disparities in salary upon work relationships in the company;
•
the possibility of reducing variable compensation at the discretion of the Board of Directors or the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•
as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;
•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•
the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and
•	maximum limits for severance compensation.

On July 11, 2016, our Compensation Committee and Board of Directors approved an amended compensation policy for Executive Officers and Directors, and our shareholders approved such compensation policy on August 16, 2016.

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

Mr. Yisrael Gewirtz, who is a partner of Fahn Kanne & Co., a member of Grant Thornton, serves as our internal auditor.

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

Nominating Committee

Our Board of Directors does not currently have a nominating committee. However, independent directors do retain oversight over director nominations, and in accordance with the requirements of the NASDAQ Listing Rules, our director nominees will either be selected for or recommended to the Board of Directors' by a majority of the independent directors of the Board of Directors.

D.	EMPLOYEES

As of December 31, 2016, we had a total of 192 employees, out of which 133 employees are located in Israel, 8 employees of RADCOM US located in the United States, 11 employees of RADCOM Brazil located in Brazil, 28 employees of RADCOM India located in India, and 12 employees in total located in Germany, Spain, Singapore, China, and UK collectively. Of the 133 employees located in Israel, 72 were employed in research and development, 3 in operations (including assembly), 44 in sales and marketing and customer support, and 14 in administration and management. Of the 8 employees located in the United States, 7 were employed in sales, marketing and customer support and 1 was employed in administration and management. Of the 11 employees located in the Brazil, 9 were employed in sales, marketing, and customer support and 2 were employed in administration and management. Of the 28 employees located in India, 26 were employed in R&D, sales, marketing, product and customer support and 2 were employed in administration. Of the 12 employees located in Germany, Spain, Singapore, China, and UK, 11 were employed in sales, marketing, and customer support and 1 was employed in administration and management. We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. As of December 31, 2016, all of our 192 employees located worldwide were permanent employees. All of our permanent employees have employment agreements and, with the exception of Brazil, none of them are represented by labor unions.

For more information, see "Item 4.B—Information on the Company—Business Overview—Employees."

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 24, 2017. The percentage of outstanding ordinary shares is based on 11,671,660 ordinary shares outstanding as of March 24, 2017. Except for Mr. Zohar Zisapel, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	3,003,383	(4)	25.7%
All directors and executive officers as a group, except Zohar Zisapel (10 persons)	175,187	(5)	1.5%

(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2017.

(2)
In determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2017.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM US, a wholly owned subsidiary, and 30,843 shares that were repurchased by us.
(4)
Includes (i) 2,381,472 ordinary shares held by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 298,870 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, and (v) 10,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $14.52, expiring in 2020. The options listed above are exercisable currently or within 60 days of March 24, 2016. Mr. Zohar Zisapel is a principal shareholder and our former Chairman of the Board of Directors of RAD Data Communication, or RDC. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(5)
Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options or warrants held by each such party, which are vested or shall become vested within 60 days of March 24, 2017 and have, therefore, not been separately disclosed. The amount of shares is comprised of 175,187 ordinary shares issuable upon exercise of options exercisable within 60 days March 24, 2017.

For a description of our share option plans for the granting of options to our employees see "Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans."

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 24, 2017, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares, based on information provided to us by the shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 24, 2017, our ordinary shares had a total of 26 holders of record, of which 11 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker "street name". As of March 24, 2017, U.S. holders of record held approximately 82% of our outstanding ordinary shares.

Name	Number of Ordinary Shares(1)		Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel	3,003,383	(3)	25.7%

Yelin Lapidot Holdings Management Ltd.	1,164,838	(4)	10.0%
(1)
Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2016.

(2)
The percentage of outstanding ordinary shares is based on 11,671,660 ordinary shares outstanding as of March 24, 2017. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 24, 2017. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)
Includes (i) 2,381,472 ordinary shares held by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil &Michael Ltd., (iii) 299,416 ordinary shares held by Klil, (iv) 298,870 ordinary shares held by Lomsha, (v) 10,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $14.52, expiring in 2020.  The options listed above are exercisable currently or within 60 days of March 24, 2017. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RDC.  Mr. Zohar Zisapel is a principal shareholder and former Chairman of the Board of Directors of RDC and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RDC.  Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)
The information with respect to the holdings of Yelin Lapidot Holdings Management, Ltd. is based on a Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. on February 8, 2017.

B.	RELATED PARTY TRANSACTIONS

The Amdocs/AT&T engagements

In 2015, we entered into a number of material contracts with subsidiaries of Amdocs Ltd., a company with limited liability under the laws of the Island of Guernsey, or Amdocs. Mr. Zohar Zisapel, the Company’s controlling shareholder and director, also serves as a director of Amdocs.

On March 23, 2015, RADCOM US, entered into a Master Subcontractor Agreement, or MSA, with Amdocs, Inc., a Delaware corporation and a significant subsidiary of Amdocs, or Amdocs US, which MSA was subsequently assigned to us by RADCOM US. At the time the MSA was entered into, there were no business commitments pursuant to such agreement.

On December 30, 2015, we entered into a multi-year supplemental agreement, or the Supplemental Agreement, and together with the MSA, the Subcontractor Agreement with Amdocs Software Systems Limited, a company formed under the laws of Ireland and a significant subsidiary of Amdocs Software.

On December 30, 2015, we entered into a value added reseller agreement with Amdocs Software, or the VAR Agreement, as amended by the addendum to the VAR Agreement, dated December 30, 2015, or the Addendum. Pursuant to the VAR Agreement and the Addendum, Amdocs Software is authorized to resell our products to various end user customers as may be agreed upon from time to time by the parties.

On December 28, 2015, we entered into an End User License Agreement with AT&T, pursuant to which we granted a license to use our products’ software. As per the Supplemental Agreement, and in addition to the licenses to our MaveriQ solutions which we granted under the End User License Agreement and in connection with the Supplemental Agreement, we provide related services in our capacity as a subcontractor of Amdocs US in accordance with the Subcontractor Agreement.

During year 2016, we expanded our above engagement, including multi-year maintenance agreements.

The pricing and other terms of the abovementioned agreements were determined based on negotiations between the applicable parties.

Zohar Zisapel, the Company's controlling shareholder and a director, is the Chairman of the board of Ceragon Networks Ltd., RADWIN Ltd., RADIFLOW Ltd., ARGUS Cyber Security Ltd. and Innoviz Ltd. and director in the following companies: Amdocs Ltd., RADHEAR Ltd.,RAD Data Communications Ltd., RAD-Bynet Properties and Assets (1981) Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., TopSpin Security Ltd., Armis Security Ltd., Satixfy Ltd., Nucleix Ltd. and several other private holdings, real estate and medical devices  companies. The above list does not constitute a complete list of Zohar Zisapel’s holdings.  In some of these companies his brother, Yehuda Zisapel is also a director.

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

Some of the above companies may be suppliers/distributors/consumers of RADCOM products, or may render additional services by arm’s length transactions or share logistical arrangements with the Company. Some of the above companies are known as the “RAD-BYNET Group.”

Ms. Rachel (Heli) Bennun, who is the Executive Chairman of our Board of Directors, is Zohar Zisapel’s life partner.

We and other members of the RAD-BYNET Group also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and others of such products may be used in place of (and thus may be deemed to be competitive with) our products.

Supplier and Service Provider Arrangements

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services. Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own. The aggregate amounts of such purchases were approximately $208,000 in 2016.

Each of RAD and BYNET may provide legal, personnel and administrative services to us and lease space to us, for which we pay on market terms and rates. The aggregate amounts of such payments were approximately $13,000 in 2016.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Yehuda Zisapel and his wife, Nava Zisapel, and Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $604,000 in 2016. We also sublet approximately 1,260 square feet of the New Jersey premises to a related party, and received aggregate rental payments of approximately $24,000 in 2016.

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

Allot Communications

In December 2016, we received a purchase order from Allot Communications Ltd., or Allot, under the reseller agreement we entered in August 2012 with Allot, pursuant to which we granted an additional license to use our software. Mr. Zohar Zisapel, our controlling shareholder and director, is a substantial shareholder in Allot.

Public Offering of Securities

In May 2016, we entered into an underwriting agreement with William Blair & Company, L.L.C., as representative of the underwriters named therein, for a firm commitment public offering of ordinary shares. The price to the public was $11.00 per ordinary share for issuance of 2,090,909 ordinary shares, and aggregate gross proceeds of the offering were approximately $23 million. Zohar Zisapel purchased 200,000 ordinary shares offered in this offering from the underwriters at the public offering price.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2016 and 2015, the amount of our export sales was approximately $28.9 million and $17.3 million respectively, which represented 98% and 93% of our total sales.

Legal Proceedings

None.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

NASDAQ Capital Market

The following table sets forth the high and low market prices of our ordinary shares as reported on NASDAQ for the periods indicated.

Annual	High	Low
2016	$21.89	$11.29
2015	$14.93	$9.59
2014	$13.23	$4.65
2013	$7.35	$2.21
2012	$5.69	$2.08
Quarterly 2017
First Quarter (Through March 24)	$21.20	$17.00
Quarterly 2016
Fourth Quarter	$21.89	$17.65
Third Quarter	$20.49	$11.69
Second Quarter	$14.35	$11.29
First Quarter	$16.63	$11.72
Quarterly 2015
Fourth Quarter	$14.93	$9.60
Third Quarter	$11.65	$9.67
Second Quarter	$10.93	$9.59
First Quarter	$11.97	$9.62

Most recent six months
March 2017 (Through March 24)	$21.20	$18.10
February 2017	$19.15	$17.00
January 2017	$18.85	$17.10
December 2016	$18.95	$17.65
November 2016	$19.95	$17.65
October 2016	$21.89	$19.70
September 2016	$20.49	$18.72

On March 24, 2017, the closing price of our ordinary shares on the NASDAQ was $21.20 per share.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

From the date of our initial public offering on September 24, 1997 until September 30, 2007 our ordinary shares were traded on the NASDAQ Global Market under the symbol "RDCM", and since October 1, 2007 our shares have been traded on the NASDAQ Capital Market.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our memorandum of association was last amended on December 30, 2015, and our articles of association were last amended on August 16, 2016. The following is a summary description of certain provisions of our memorandum of association and articles of association, in each case as is currently in effect, and certain relevant provisions of the Israeli Companies Law (as currently in effect) which apply to us.  This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the memorandum and articles, which are incorporated by reference and/or filed as exhibits to this Annual Report, and to the Israeli Companies Law.

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

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be determined from time to time by resolutions of our shareholders. On December 9, 2009, at our annual general meeting, our shareholders determined that the number of directors on our Board of Directors would be five. Our non-external directors do not stand for reelection at staggered intervals, and they serve until the next annual general meeting (in 2017). The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2019.

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

Approval of Officeholder Compensation

The Israeli Companies Law imposes approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Duties of Shareholders"). In general, all office holders' terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, any arrangement between a company and one of the company's office holders must be approved by the company's compensation committee and the board of directors. The approval of the company's shareholders is required with respect to the compensation of a company's directors (including a director that also serves as an executive officer) and the chief executive officer.

Additionally, a special majority of the shareholders is required for the approval of the compensation of the chief executive officer, and in the event that the compensation to an office holder is not consistent with the company's compensation policy.

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

Agreements and extraordinary transactions with a duration exceeding three years are subject to re-approval once every three years by the audit committee (or compensation committee, in certain circumstances under applicable law), board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval is reasonable under the circumstances.

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

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, the Company's office holders must be approved by the Company's compensation committee and the Company's board of directors and, if the beneficiary is a director or the chief executive officer, by the Company's shareholders.  The Company's audit committee, board of directors and shareholders resolved to indemnify and exculpate the Company's office holders by providing them with indemnification agreements, and approving the purchase of a directors and officers liability insurance policy. We currently maintain directors and officers’ liability insurance policy limited to $40 million, at an annual premium of approximately $ 91,000.

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

For a summary of (i) the lease agreement for our Tel Aviv premises,   see "Item 4.D—Information on the Company—Property, Plants and Equipment," and (ii) the agreements with Amdocs, see “Item 7.B- Related Party Transactions.”

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

General Corporate Tax Structure

As of January 1, 2016, Israeli resident companies were generally subject to corporate tax at the rate of 25%. In December 2016, the government of Israel approved the Economic Efficiency Law Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Years which includes Amendment 234 to the Israeli Income Tax Ordinance [New Version], 1961, or the Income Tax Ordinance, that reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ,or the Encouragement of Capital Investments Law:

In July 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Encouragement of Capital Investments Law, or Amendment 71, was enacted. According to Amendment 71, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 9% in certain areas in Israel (Development area A) and 16% in other areas.

                We may claim the tax benefits offered by Amendment 71, provided that our facilities meet the criteria for tax benefits set out by Amendment 71. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under Amendment 71.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Encouragement of Capital Investments Law, Amendment 73, was published. According to Amendment 73, a preferred enterprise located in Development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Amendment 73 also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax tracks under Amendment 73 are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in Development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

Any dividends distributed to "foreign companies", as defined in the Capital Investments Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

As of December 31, 2016, definitive criteria to determine the tax benefits had not yet been established, and it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

Capital Gains Tax on Sales of Our Ordinary Shares

               Generally, as to Israeli residents, the Israeli tax law imposes a capital gains tax on the gain from the sale of any capital assets by Israeli residents, whether such gain was sourced in Israel or abroad. As to non-Israeli residents, the Israeli tax law generally imposes a capital gains tax the on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and are a direct or indirect right to an asset or inventory located in Israel; (c) are shares or rights to shares in an Israeli resident corporation; or (d) are rights in a foreign resident corporation (non-Israeli corporation) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. Under the Israeli Income Tax Ordinance [New Version], 1961, there is a distinction between a real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

The income tax rate applicable to real gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (a person who holds 10% or more of the company's issued share capital or of voting rights in it) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2016, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 803,520. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 640,000.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (for fiscal year 2016 and 2017, up to 50% for individuals and for Israeli resident corporations, the corporate tax rate is 25% and 24%, respectively).

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations shareholders will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

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

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% for individuals, if such individual is a Substantial Shareholder at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a tax certificate is obtained from the Israeli Tax Authority authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income.

For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation during the part of the paying corporation’s taxable year, which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation  for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Israeli Transfer Pricing Regulations

Section 85A and the regulations thereunder contain elaborate transfer pricing provisions which include the arm’s-length principle, that apply to any international transaction in which there is a special relationship between the parties to the transaction and for which a price was settled on for property, a right, a service, or credit.

 According to the arm’s length, such international transaction shall be reported in accordance with the market price and conditions and tax shall be due accordingly. The assessment of whether a transaction falls under the aforementioned definition shall be implemented in accordance with one of the procedures mentioned in the regulations and is based, among others, on comparisons of characteristics which portray similar transactions in ordinary market conditions, such as the field of activity, the type of the asset or service, the contractual conditions of the international transaction, the risks taken by each party and according to additional terms and conditions specified in the regulations.

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

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. Holder, or a Non-U.S. Holder. This discussion considers only U.S. Holders that will own our ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each U.S. Holder's decision to purchase our ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

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

Subject to the discussions below under "Passive Foreign Investment Company Status," and “Medicare Tax” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of "qualified dividend income."  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., NASDAQ) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a "passive foreign investment company" (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Brazilian Tax Considerations

Income Tax

  Current taxes

In Brazil, current tax assets and liabilities of last and prior years are measured at the estimated amount recoverable from or payable to the tax authorities. The tax rates and laws used in calculating the taxes are those in effect at year end, which were 34% for both 2015 and 2016.

Deferred taxes

Deferred taxes arise from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their book value, and from losses incurred during the year. Tax losses have no expiration period, but are limited to be compensated based on 30% of taxable income per year.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered. During the years ended December 31, 2015 and 2016, a full valuation allowance was recognized over the deferred tax arisen from losses carryforwards related to our subsidiary in Brazil, due to the low expectation of future taxable income generation in the next future.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash and cash equivalents and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 0.5-0.7%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in Euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2017, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $1.4 million per year and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $105,000 per year and vice versa.

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

a.             Disclosure Controls and Procedures

The Company's management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2016. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that, as of December 31, 2016, the Company's disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

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

Under the supervision and with the participation of the Company's management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2016, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2016, the Company's internal control over financial reporting was effective.

c.             Attestation Report of the Registered Public Accounting Firm

 Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included elsewhere in this Annual Report.

d.             Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2016 and 2015 were, respectively:

	2016	2015
Audit Fees	$224,500	$149,500
Audit Related Fees	$3,000	$3,000
Tax Fees	$15,500	$15,500
All Other Fees	$95,000	0
Total	$338,000	$168,000

Audit fees included fees associated with the annual audit, the reviews of our quarterly financial statements, audit fees related to our internal control over financial reporting, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Audit related fees included fees associated with the annual report for the Innovation Authority.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transactions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

All other fees included fees related to the 2016 Public Offering and other services.

Audit Committee's Pre-Approval Policies and Procedures

Our Audit Committee oversees our independent auditors.  See also the description under the heading "Board Practices" in "Item 6—Directors, Senior Management and Employees." Our Audit Committee's policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors, before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the Chairperson of our Audit Committee is authorized to approve any such services between the meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting. All of the fees set forth above were approved by the Audit Committee.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the NASDAQ Listing Rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the NASDAQ Listing Rules, with respect to the following requirements:

•
Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the NASDAQ Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC's proxy solicitation rules.

•
Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the NASDAQ Listing Rules with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.

Shareholder approval is generally required for executive officer compensation in the event (i) approval by our Board of Directors and our Compensation Committee is not consistent with our office holders compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted on at the meeting, excluding for such purpose any abstentions of disinterested shareholders, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer, who is also a director, shall generally require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy. Our Compensation Committee and Board of Directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objections into account. Our Compensation Committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders’ approval, if such engagement is consistent with our office holders compensation policy and our Compensation Committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon the terms of his or her compensation, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

•
Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer's shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of controlling shareholders,” and (iii) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder's relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of a controlling shareholder and approval of transactions.” In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

Approval of Related Party Transactions under Israeli Law

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Israeli Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•
a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Israeli Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (1).
1.2	Amended and Restated Articles of Association, as amended (2).
2.1	Form of ordinary share certificate (3)

4.1 4.2	2003 Share Option Plan (3) 2013 Share Option Plan, as amended (4)

4.3	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (5).
4.4	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and RADCOM US (2)*.
4.5	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.
4.6	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.
4.7 4.8

Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.

Radcom Compensation Policy for Executive Officers and Directors, as amended on August 16, 2016. (7)

8.1	List of Subsidiaries (6).

11.1	Code of Ethics (8)
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2).

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2).
13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9).
13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9).
15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 30, 2017 (2).
101
The following financial information from RADCOM Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2016, 2015 and 2014 (iii) Consolidated Balance Sheets at December 31, 2015 and 2014; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2016, 2015 and 2014; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; and (vi) Notes to Consolidated Financial Statements (2).

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
(4) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015.

(5) Incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on July 3, 2013.
(6) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2015, filed with the SEC on March 29, 2016.
(7) Incorporated herein by reference to the Form 6-K of RADCOM Ltd., filed with the SEC on July 12, 2016.
(8) Incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2003, filed with the SEC on May 6, 2004.
(9) Furnished herewith.

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
Name: Yaron Ravkaie
Title: Chief Executive Officer
Date: March 30, 2017

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the accompanying consolidated balance sheets of Radcom Ltd. and its subsidiaries (the "Company") as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radcom Ltd. and its subsidiaries at December 31, 2016 and 2015 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 30, 2017	A Member of Ernst & Young Global

Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il	Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

RADCOM LTD.

We have audited the Company's internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2016 consolidated financial statements of the Company and our report dated March 30, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 30, 2017	A Member of Ernst & Young Global

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$42,886	$8,727
Restricted bank deposit	32	32
Trade receivables (net of allowances for doubtful accounts amounted to $9 and $0 as of December 31, 2016, and 2015, respectively)	4,388	3,684
Inventories	623	1,532
Other accounts receivable and prepaid expenses	1,960	2,087

Total current assets	49,889	16,062

SEVERANCE PAY FUND	2,788	3,181

OTHER LONG - TERM RECEIVABLES	375	508

PROPERTY AND EQUIPMENT, NET	1,516	384

Total assets	$54,568	$20,135

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,820	$1,465
Employees and payroll accruals	3,541	2,533
Deferred revenues and advances from customers	2,593	931
Other accounts payable and accrued expenses	2,081	1,490

Total current liabilities	11,035	6,419

NON- CURRENT LIABILITIES:
Deferred revenues	123	197
Accrued severance pay	3,267	3,656

Total non-current liabilities	3,390	3,853

Total liabilities	$14,425	$10,272

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2016 and 2015; 11,622,260 and 8,674,717 shares issued and 11,586,228 and 8,638,685 shares outstanding at December 31, 2016 and 2015, respectively	$523	$372
Additional paid-in capital	98,283	70,270
Accumulated other comprehensive loss	(2,559)	(2,760)
Accumulated deficit	(56,104)	(58,019)

Total shareholders' equity	40,143	9,863

Total liabilities and shareholders' equity	$54,568	$20,135

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2016	2015	2014

Revenues:
Products and related services	$8,642	$15,500	$18,342
Projects	17,534	622	2,205
Warranty and Support	3,334	2,551	3,089

	29,510	18,673	23,636

Cost of revenues:
Products and related services	5,603	3,924	7,863
Projects	2,902	117	487
Warranty and Support	477	285	343

	8,982	4,326	8,693

Gross profit	20,528	14,347	14,943

Operating expenses:
Research and development	8,047	6,071	5,812
Less - royalty-bearing participation	1,693	1,582	1,664

Research and development, net	6,354	4,489	4,148

Selling and marketing, net	8,528	7,834	7,295
General and administrative	4,523	2,393	2,262

Total operating expenses	19,405	14,716	13,705

Operating income (loss)	1,123	(369)	1,238

Financial income (expenses), net	816	(433)	(332)

Income (loss) before taxes on income	1,939	(802)	906

Taxes on income	(24)	(121)	(180)

Net income (loss)	$1,915	$(923)	$726

Basic net income (loss) per Ordinary Share	$0.18	$(0.11)	$0.09

Diluted net income (loss) per Ordinary Share	$0.18	$(0.11)	$0.08

Weighted average number of Ordinary Share used in computing basic net income (loss) per share	10,406,897	8,572,681	8,088,974

Weighted average number of Ordinary Share used in computing diluted net income (loss) per share	10,779,547	8,572,681	8,592,387

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Net income (loss)	$1,915	$(923)	$726

Other comprehensive income (loss):
Foreign currency translation adjustments	201	(1,698)	(257)

Total other comprehensive income (loss)	2,116	(1,698)	(257)

Comprehensive income (loss)	$2,116	$(2,621)	$469

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2014	7,911,308	$335		$65,791	$(805)	$(57,822)	$7,499

Share-based compensation	-	-		579	-	-	579
Exercise of warrants into Ordinary Shares	5,974	*	)	21	-	-	21
Exercise of options into Ordinary Shares	493,993	26		1,668	-	-	1,694
Net income	-	-		-	-	726	726
Other comprehensive loss	-	-		-	(257)	-	(257)

Balance as of December 31, 2014	8,411,275	$361		$68,059	$(1,062)	$(57,096)	$10,262

Share-based compensation and RSUs	-	-		1,409	-	-	1,409
Exercise of warrants into Ordinary Shares	22,921	1		79	-	-	80
Exercise of options into Ordinary Shares	185,989	9		724	-	-	733
RSUs vested	18,500	1		(1)	-	-	-
Net loss	-	-		-	-	(923)	(923)
Other comprehensive loss	-	-		-	(1,698)	-	(1,698)

Balance as of December 31, 2015	8,638,685	$372		$70,270	$(2,760)	$(58,019)	$9,863

Issuance of Ordinary Shares, net of issuance costs of $1,721, upon follow-on public offering	2,090,909	108		21,171	-	-	21,279
Share-based compensation and RSUs	-	-		2,471	-	-	2,471
Exercise of warrants into Ordinary Shares	310,985	16		1,069	-	-	1,085
Exercise of options into Ordinary Shares	508,149	25		3,304	-	-	3,329
RSUs vested	37,500	2		(2)	-	-	-
Net income	-	-		-	-	1,915	1,915
Other comprehensive income	-	-		-	201	-	201

Balance as of December 31, 2016	11,586,228	$523		$98,283	$(2,559)	$(56,104)	$40,143

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:

Net income (loss)	$1,915	$(923)	$726
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation	286	123	87
Share-based compensation and RSUs	2,471	1,409	579
Change in:
Severance pay, net	4	73	(7)
Trade receivables, net	(329)	1,053	61
Other account receivables and prepaid expenses	524	(1,266)	800
Inventories	794	311	1,379
Trade payables	1,273	(278)	(705)
Employees and payroll accruals	999	174	276
Other accounts payable and accrued expenses	266	531	584
Deferred revenue and advances from customers	1,248	677	(394)

Net cash provided by operating activities	9,451	1,884	3,386

Cash flows from investing activities:

Maturity of restricted bank deposits	-	-	1,477
Purchase of property and equipment	(1,331)	(97)	(65)

Net cash provided by (used in) investing activities	(1,331)	(97)	1,412

Cash flows from financing activities:

Repayment of short-term bank credit, net	-	-	(629)
Proceeds from issuance of Ordinary Shares, net of issuance costs upon follow-on public offering	21,279	-	-
Exercise of warrants into Ordinary Shares	1,085	80	21
Exercise of options into Ordinary Shares	3,329	733	1,694

Net cash provided by financing activities	25,693	813	1,086

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Foreign currency translation adjustments on cash and cash equivalents	346	(721)	(221)

Increase in cash and cash equivalents	34,159	1,879	5,663
Cash and cash equivalents at beginning of year	8,727	6,848	1,185

Cash and cash equivalents at end of year	$42,886	$8,727	$6,848

(a)	Non-cash investing activities:

	Purchase of property and equipment	$81	$21	$4

(b)	Cash paid during the year for:

	Interest	$-	$-	$13

	Taxes on income	$24	$121	$180

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

a.
RADCOM Ltd. (the "Company") is an Israeli corporation which provides service assurance and customer experience management solutions for Communication Service Providers ("CSP"). The Company's solutions support the CSPs ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on virtual ("NFV") networks and non-virtual networks. The Company specializes in solutions for next- mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, WiFi, VoWiFi and mobile broadband. The Company's comprehensive, carrier-grade solutions, are designed for big data analytics on terabit networks, and are used to enhance customer care management, network operations, engineering capabilities, network service management, network planning and marketing. The Company's shares (the "Ordinary Shares") are listed on the NASDAQ Capital Market under the symbol RDCM.

In February 2014, the Company's MaveriQ solution, a software probe based solution, which replaced the OmniQ solution, a hardware-based solution, officially launched and sales commenced. Since 2015, the Company enhanced its research and development efforts in developing solutions to support NFV and remove dependencies from proprietary hardware-based devices.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company's products in North America and Brazil, respectively. The Company has also a wholly owned subsidiary in India, which primarily provides marketing services and customer support services worldwide.

b.
The Company has an accumulated deficit of $56,104 as of December 31, 2016. In addition, in 2016 the Company generated positive cash flow of $9,451 from its operating activities. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

c.
In December 2015, the Company entered to a multi-year sales agreement with Amdocs Software Systems Limited (“Amdocs”) for the resale of MaveriQ to AT&T, a leading North American Tier-1 telecom operator (the “AT&T Engagement”). During 2016, the Company signed expansion agreements, as well as multi-year maintenance agreements with Amdocs in connection with the AT&T Engagement. As of December 31, 2016, the Company recognized $18,310 pursuant to the AT&T Engagement and its related agreements, which represents 62% of the total consolidated revenues of the Company (see also Note 11d).

The Company depends on a limited number of contract customers for selling its solution. If these customers become unable or unwilling to continue to buy the Company's solution, it could adversely affect the Company's results of operations and financial position (see also Note 10b3).

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

   d.   Follow-on Public Offering:

On May 4, 2016, a "shelf" registration statement covering the public sale of up to $50,000 of the Company’s Ordinary Shares was declared effective by the U.S. Securities and Exchange Commission ("SEC").

On May 25, 2016, the Company closed its follow-on public offering (as further described in Note 9b) at a price of $11.00 per share. Upon the closing of the follow-on public offering, the Company issued 2,090,909 Ordinary Shares, which included 272,727 Ordinary Shares sold pursuant to the underwriters’ exercise of the overallotment option to purchase additional Ordinary Shares, for a total consideration of approximately $21,279, net of underwriting discounts, commissions and other offering expenses of $1,721 payable by the Company.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U. S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP (generally accepted accounting principles) requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars (“$” "dollar" or "dollars"):

Most of the revenues of the Company and its subsidiaries, other than its Brazilian subsidiary, are denominated in U.S. dollars. Financing activities are made in U.S. dollars. Therefore, the Company's management believes that the currency of the primary economic environment in which the operations of the Company and these subsidiaries are conducted is the dollar, which is used as the functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Statement of Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters".

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

For the Company's subsidiary in Brazil, whose functional currency has been determined to be its local currency, assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in the shareholders' equity.

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

e.	Restricted bank deposit:

Restricted bank deposits represent restricted cash which is pledged in favor of the bank that provides guarantees to the Company.

f.	Concentration of credit risk:

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

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company's customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. During the year ended December 31, 2016, the Company recorded allowance for doubtful accounts of $9. No allowances for doubtful accounts were recorded as of December 31, 2015 and 2014. Actual collection experience may not meet expectations and may result in future bad debt expense. No bad debt expenses were recorded during the years ended December 31, 2016, 2015 and 2014.

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

Inventory write-off is measured as the difference between the cost of the inventory and market based upon assumptions about future demand, and is charged to the cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Total inventory write-offs during the years ended December 31, 2016, 2015 and 2014 amounted to $498, $346 and $187, respectively. In addition, following the termination of the agreement that is disclosed in Note 7d, during the year ended December 31, 2014, the Company recorded additional inventory write-off that amounted to $1,005.

h.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	At the shorter of the lease period or useful life of the leasehold improvement

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360 "Property, plants and equipment"; whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2016, 2015 and 2014, no impairment losses were identified.

j.	Revenue recognition:

The Company's revenues are generated mainly from fixed price contracts and from sales of its product solution. The Company's products and solution are sold to customers directly, through resellers and to lesser extent through distributors. Sales through resellers considered final sell per revenue recognition criteria. The Company recognizes its revenue through distributers on a "sale through" basis and therefore revenues from its distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

Product and related services revenues contains software components and non-software components that function together to deliver the product's essential functionality as well as related professional services. As such, revenues from sales of products and related services are recognized in accordance with ASC No. 605, "Revenue Recognition" when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is reasonably assured.

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

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available. The Company determines the ESP by considering several external and internal factors including, but not limited to, pricing history and practices, discounting, margin objectives, and competition.

Revenues from fixed price contracts (projects) contains mainly software product which is sold as part of an overall solution offered to the customers that combines the sale of software licenses with services which includes significant customization, modification, implementation and integration. Those services are deemed essential to the software. Thus, revenue is generally recognized over the course of these long-term projects based on ASC 605-35, "Construction-Type and Production-Type Contracts", using the percentage-of-completion method, based on a percentage that incurred labor effort to date bears to total projected labor effort. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contact.

Under the Company's selling arrangements, the Company generally provides a one-year warranty, which includes bug fixing and a hardware warranty ("Warranty") for all its products. After the Warranty period initially provided with the Company's products ends, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty.

Revenues from warranty and support include revenue related to extended warranty contracts which are recognized pursuant to ASC 605-20-25, "Separately Priced Extended Warranty and Product Maintenance Contracts." Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

Deferred revenues represent unrecognized fees collected for extended warranty services as well as other advances and payments received from customers, for which revenue has not yet been recognized.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Cost of revenues:

Cost of revenues are comprised of cost of third party hardware and software license fees maintenance fees related to such third party hardware and software, employees' salaries and related costs, shipping and handling costs, sub-contractors costs, inventory write-off, indirect taxes, packaging, importation taxes as well as non-recurring importation tax write-off and royalties to the Israel Innovation Authority (the "IIA").

l.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718 "Compensation — Stock Compensation", which requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

The Company recognizes compensation expenses for the value of its awards granted based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. The Company elected to early adopt Accounting Standards Update No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (ASU 2016-09) issued by the Financial Accounting Standards Board (FASB), which among other items, provides an accounting policy election to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The Company elected to account for forfeitures as they occur and therefore, share-based compensation expense for the year ended December 31, 2016 has been calculated based on actual forfeitures in the Company’s consolidated statements of income. The net cumulative effect of this change is immaterial.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated by running the Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the share price must increase over the exercise price before employees are expected to exercise their share options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option pricing model.

The fair value for options granted in 2016, 2015 and 2014 is estimated at the date of grant with the following weighted average assumptions:

	2016	2015	2014

Dividend yield	0%	0%	0%
Expected volatility	50.7%-59.4%	51.4%-62%	70%-74%
Risk-free interest	0.8%-1.4%	0.6%-1.7%	0.6%-0.8%
Expected life (in years)	2.79-4.99	2.39-4.58	2.81

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred except royalty-bearing participation from the IIA as described in Note 2n.

ASC 985-20, "Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

n.	Government grants:

The Company receives royalty-bearing grants, which represents participation of the IIA in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the IIA are recorded under cost of revenues, when the related sales are recognized (see also Note 7a).

The Company also receives grants from the Israeli Ministry of Economy, Commerce and Labor (the "MOE"), which are grants of up to 50% of relevant marketing expenses. These grants are presented as a reduction of marketing expenses and amounted to $75, $215 and $55 for the years ended December 31, 2016, 2015 and 2014, respectively (see also Note 7a).

o.	Income (loss) per share:

Basic and diluted income (loss) per Ordinary Share is presented in conformity with ASC 260 "Earnings Per Share", for all years presented. Basic income (loss) per Ordinary Share is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted income (loss) per Ordinary Share is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options, Restricted Share Units ("RSUs”) and warrants excluded from the calculation of diluted net income (loss) per share were, 1,349,414 and 1,368,220 as of 2015 and 2014, respectively. As of December 31, 2016, there were no anti-dilutive securities.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740 "Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will be realized.

q.	Income tax uncertainties:

In accordance with ASC 740, "Income Taxes", the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2016, and 2015, no liability for unrecognized tax benefits was recorded.

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

Effective January 1, 2012, the Company's agreements with new employees in Israel are in accordance with section 14 of the Severance Pay Law - 1963 which provides that the Company's contributions to the severance pay fund shall cover its entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not recorded as part of the balance sheet, as the Company is legally released from its severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

Severance expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $905, $485 and $527, respectively.

s.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, restricted bank deposits, trade receivables, trade payables and other accounts payable and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

t.	Legal contingencies:

The Company is currently involved in a potential claim (See Note 7d). Generally, the Company reviews the status of such matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.   Comprehensive loss:

The Company accounts for comprehensive loss in accordance with ASC 220, "Comprehensive Income" which establishes standards for the reporting and displays of comprehensive loss and its components in a full set of general purpose financial statements. Comprehensive loss generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders. The Company determined that its only item of other comprehensive loss relates to foreign currency translation adjustment and gains or losses on intercompany foreign currency transactions that are of a long-term investment nature in connection with its subsidiary in Brazil.

v.   Recently issued accounting standards:

1.
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company currently anticipates adopting the standard using the modified retrospective method rather than full retrospective method.

The new standard will be effective for the Company beginning January 1, 2018, and adoption as of the original effective date of January 1, 2017 is permitted. The Company will adopt the new standard as of January 1, 2018.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures.  The Company has evaluated the impact of the standard on majority of its revenue streams. Under the new standard, an entity recognizes revenue when or as it satisfies a performance obligation by transferring a good or service to the customer, either at a point in time or over time. Based on its current analysis, the Company expects to continue to recognize most of its product solution revenue at a point in time upon delivery or obtaining acceptance, when such acceptance is deemed substantive, in addition, the Company may identify additional performance obligations. For fixed price contracts, which includes significant customization, that is currently recognized using the percentage-of-completion method based on labor effort, the Company does not expect significant changes. The Company is still evaluating the total impact of the new revenue standard and expects to complete the evaluations and validate the impact of the accounting and disclosure changes on its business processes, controls and systems, design any changes to such business processes, controls and systems, and implement the changes during 2017.

2.
In July 2015, the FASB issued ASU 2015-11, "Inventory (Topic 330): Simplifying the Measurement of Inventory." Under this accounting guidance, inventory will be measured at the lower of cost and net realizable value and other options that currently exist for market value will be eliminated. ASU 2015-11 defines net realizable value as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. No other changes were made to the current guidance on inventory measurement. ASU 2015-11 is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.
In February 2016, the FASB issued ASU 2016-02 - Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company’s consolidated financial statements as it has certain operating lease arrangements. ASU 2016-02supersedes the previous leases standard, ASC 840, “Leases”. The standard will be effective on January 1, 2019, with early adoption permitted. The ASU has not yet been adopted and the Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its financial statements.

NOTE 3: -	INVENTORY

	December 31,
	2016	2015

Raw materials	$57	$126
Finished products (*)	566	1,406

	$623	$1,532

(*)	Includes amounts of $176 and $373 for 2016 and 2015, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: -    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2015

Indirect taxes	$58	$54
Government of Israel – grants to receive	46	622
Prepaid expenses	692	701
Advances to suppliers	16	10
Related party (see note 11a(5))	585	-
Tax balance to receive from customers	461	613
Others	102	87

	$1,960	$2,087

NOTE 5: -	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2016	2015

Cost:
Computers and electronic equipment	$1,885	$649
Office furniture and equipment	615	499
Leasehold improvements	442	424

	2,942	1,572
Accumulated depreciation:
Computers and electronic equipment	603	373
Office furniture and equipment	410	408
Leasehold improvements	413	407

	1,426	1,188

	$1,516	$384

Depreciation expenses for the years ended December 31, 2016, 2015 and 2014 amounted to $286, $123 and $ 87, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2016	2015

Royalties - IIA payable	$938	$655
Commissions to distributors	333	395
Accrued expenses	810	440

	$2,081	$1,490

NOTE 7: -	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.
The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3.5% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.

As of December 31, 2016, the Company's total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $43,563. The total research and development grants that the Company has received from the IIA as of December 31, 2016, were $40,085. The accumulated interest as of December 31, 2016, was $15,491 and the accumulated royalties paid to the IIA were $12,013.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2016, 2015 and 2014 were $1,033, $655 and $827, respectively.

In May 2010, the Company received a notice from the IIA regarding alleged miscalculations of the amount of royalties paid by the Company to the IIA for the years 1992-2009 and the revenues basis on which the Company had to pay royalties. The Company believes that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued. During 2011, the Company reviewed with the IIA the alleged miscalculations. The Company assessed the merits of the aforesaid arguments raised by the IIA and recorded a liability for an estimated loss respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
In April 2012 and in April 2014, the MOE approved the Company's application for participation in funding the setting up of the Company’s India subsidiary and China branch as part of a designated grants plan for setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, respectively, based on the approved budget for the plan over a period of three years.

The Company is obligated to pay to the MOE royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved over a period of five years but not more than the total linked amount of the grant received.

The total marketing grants that the Company has received from the MOE as of December 31, 2016, were in the amount of $619. As of December 31, 2016, no liability was accrued.

3.
According to the Company's agreements with the Israel-U.S Bi-National Industrial Research and Development Foundation ("BIRD-F"), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of BIRD-F's grant, linked to the United States Consumer Price Index (“CPI”) relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F were $340. As of December 31, 2016, the Company is required to pay royalties up to an amount of $815, including linkage to the CPI.

As of December 31, 2016, the accumulated royalties paid to the BIRD-F including linkage to the CPI were $449. Accordingly, the Company's total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to $366 as of December 31, 2016.

Since 2003, the Company has not generated sales of products developed with the funds provided by BIRD-F. Therefore, the Company is not obligated to pay royalties or repay the grant since such date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Operating leases:

Premises occupied by the Company and its subsidiaries are rented under various rental agreements, part of which are with related parties (see also Note 11). In 2016, the Company signed an expansion to the rental agreement related to its Israeli located offices, which includes additional office space.

The rental agreements for the premises of the Company and its subsidiaries expire up to December 31, 2020. The Company also has several motor vehicle lease agreements, each for a period of 36 months. As of December 31, 2016, the Company maintains 30 leased cars.

As of December 31, 2016, the future minimum aggregate lease commitments under non-cancelable operating lease agreements are as follows:

As of the year ended December 31,	Premises	Motor vehicles	Total

2017	$782	$65	$847
2018	$715	-	$715
2019	$715	-	$715
2020	$715	-	$715

	$2,927	$65	$2,992

Total lease expenses (net of sublease income from premises under sublease agreements amounted to $27 in 2016) amounted to $1,023, $801 and $883 for the years ended December 31, 2016, 2015 and 2014, respectively.

c.	Bank guarantee:

As of December 31, 2016, the Company established a bank guarantee to the Israeli Customs Authority that amounted to $32, which expires on April 30, 2017, and a guarantee related to one of its projects that amounted to $76, which expires on December 12, 2017.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	COMMITMENTS AND CONTINGENCIES (Cont.)

d.
In December 2014, one of the Company's customers (the "Customer") in Latin America sent a termination notice with respect to the agreement between the parties, claiming for refund of all amounts previously paid and damages. On August 30, 2015, the Company sent a counter notice to the Customer and rejected completely all the Customer's claims. Currently, the Company concludes that no potential loss with respect to the claim to refund or damages is considered probable.

In addition, with respect to this termination letter the Company took an inventory and related costs write-off charge of approximately $1,815 thousand during the year ended December 31, 2014. Such costs are related to equipment that was shipped to this customer for which revenue criteria have not been met. The write-off was charged to costs of revenue and selling and marketing, net expenses in a total amount of $1,639 and $176, respectively, during the year ended December 31, 2014.

NOTE 8: -	TAXES ON INCOME

a.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2014 and 2015 - 26.5% and 2016 – 25%.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law ("the Amendment") was enacted. Per the Amendment, the tax rate on preferred income from a preferred enterprise in 2014 and thereafter will be 9% in certain areas in Israel (Development area A) and 16% in other areas.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

The Company may claim the tax benefits offered by the Amendment in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment. The Company has yet to claim the above-mentioned tax benefits offered by the Amendment and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2016.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("the Amendment") was published. According to the Amendment, a preferred enterprise located in Development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in Development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

As of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

In accordance with the tax laws, tax returns submitted up to and including the 2011 tax year can be regarded as final. As of December 31, 2016, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2016, the Company's tax loss carryforward and capital loss were $32,282 and $642, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

b.	Foreign subsidiaries:

U.S subsidiary:

1.	The U.S subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a 40% rate.

2.
The U.S subsidiary's tax loss carryforward amounted to $8,448 and $274 for federal and state tax purposes, respectively, as of December 31, 2016. Such losses are available to offset any future U.S taxable income of the U.S subsidiary and will expire in the years 2017-2026 for federal tax purposes and in the years 2017-2024 for state tax purposes.

3.	The U.S subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2012 tax year can be regarded as final.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.
The Brazilian subsidiary's tax loss carryforward amounted to $2,670 as of December 31, 2016, for tax purposes. Tax losses may be carried forward indefinitely, but can only be offset up to 30% of the subsidiary's taxable income for a tax period.

3.
The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2011 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 30% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2009 tax year can be regarded as final

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31
	2016	2015
Deferred tax assets:
Carryforward tax losses	$11,892	$14,205
Research and development credit	601	396
Accrued social benefits and other	683	791

	13,176	15,392
Less - valuation allowance	(13,176)	(15,392)

Net deferred tax assets	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

The net change in the total valuation allowance for the year ended December 31, 2016 was a decrease of $2,216. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are comprised from withholding taxes that were deducted by the Company's customers as well as tax expenses of the Company’s subsidiary in India.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$3,018	$(755)	$3,350
Foreign	(1,079)	(47)	(2,444)

Income (loss) before income taxes	$1,939	$(802)	$906

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2016	2015	2014

Income (loss) before income taxes, as reported in the statements of operations	$1,939	$(802)	$906

Statutory tax rate in Israel	25%	26.5%	26.5%

Theoretical tax benefit	$485	$(213)	$240

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(98)	(2)	(176)
Non-deductible expenses and other permanent differences	683	446	222
Differences in taxes arising from foreign currency exchange, net	(324)	641	1,715
Losses and timing differences for which valuation allowance was provided, net	(1,102)	(451)	(2,326)
Withholding taxes that were deducted by the Company's customers	6	121	180
Other	374	(421)	325

Income taxes	$24	$121	$180

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2016, 2015 and 2014, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY

a.
The number of Ordinary Shares outstanding at December 31, 2016 and 2015 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

1.	Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

2.
On December 30, 2015, the annual general meeting of the Company's shareholders approved an increase the number of the Company's authorized share capital to $ 1,026 and the number of authorized Ordinary Shares to 20,000,000.

 b.   Follow-on public offering:

On May 19, 2016 ("the Effective Date"), the Company entered an underwriting agreement ("the Agreement") related to a follow-on public offering of 1,818,182 Ordinary Shares, at an offering price of $11.00 per share for gross proceeds that amounted to $20,000, before underwriting discounts and commissions and other offering expenses amounted to $1,455 ("the Offering").

Under the Agreement, the Company granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 272,727 Ordinary Shares at the same price per share as of the Effective Date.

On May 25, 2016, upon the closing of the Offering, the Company issued 2,090,909 Ordinary Shares, including 272,727 shares sold pursuant to full exercise of the underwriters' option to purchase additional shares, for a total consideration of approximately $21,279, net of issuance costs of $1,721. (See also Note 1d).

c.	Share option plan:

1.	The Company has granted options under option plan as follows:

Under the following plan, options are granted for periods not to exceed seven years. Options vest over a period of up to four years from date of grant. Any options that are cancelled or forfeited before expiration become available for future grants.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

a)	The 2013 Share Option Plan:

On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan provides for the grant of options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan for providing incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route".

On March 3 2016, the Board resolved to increase the number of shares reserved under the 2013 Share Option Plan, from 750,000 to 1,250,000.

On October 30, 2016, the Company's Board of Directors resolved to increase the number of shares reserved under the 2013 Share Option Plan, from 1,250,000 to 2,450,000.

b)
On February 19, 2015, the Company's Board of Directors adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its Ordinary Shares, restricted shares and RSUs to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023.

c)
During the year ended December 31, 2016, the Company's Board of Directors approved the grant of 281,800 options and 216,300 RSUs to certain employees, officers and directors of the Company. The options were granted at an exercise price range between $11.29 to $14.51 per share, which was equal to the market value of the Company’s Ordinary Shares at the date of grant. Such options and RSUs have vesting schedules of between three to four years, commencing as of the date of grant.

The total number of Ordinary Shares available for future grants under the 2013 Share Option Plan as of December 31, 2016, was 1,172,400.

2.	Grants of options in 2016, 2015 and 2014 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

3.          Stock options for the year ended December 31, 2016 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	856,986	7.75	3.28	$6,157
Granted	281,800	11.68
Exercised	(508,149)	6.55
Expired and forfeited	(6,200)	10.33

Outstanding at December 31, 2016	624,437	10.47	3.55	$4,576

Vested and expected to vest at December 31, 2016	624,437	10.47	3.55	$4,576

Exercisable at December 31, 2016	330,337	9.41	2.75	$2,771

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2016 represents the intrinsic value of 624,437 and 330,337 outstanding options that are in-the-money as of December 31, 2016, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company's Ordinary Shares on the last day of fiscal 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amount is impacted by the changes in the fair market value of the Company's Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

4.	As of December 31, 2016, stock options under the 2013 Share Option Plan, as amended are as follows for the year ended December 31, 2016:

	Options outstanding at December 31, 2016			Options exercisable at December 31, 2016
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

2.56 - 4.86	50,587	3.28	1.76	50,587	3.28	1.76
5.17 - 8.60	70,750	6.49	2.16	70,750	6.49	2.16
10.49 – 14.52	503,100	11.75	3.93	209,000	11.88	3.19

	624,437			330,337

5.	RSUs for the year ended December 31, 2016 under the Company’s 2013 Share Option Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	15,500	0.1	$231
Granted	216,300
Vested	(37,500)
Cancelled and forfeited	(1,150)

Outstanding at December 31, 2016	193,150	2.02	$3,438

Vested and expected to vest at December 31, 2016	193,150	2.02	$3,438

6.	The weighted average fair values of options granted during the years ended December 31, 2016, 2015 and 2014 were $6.68, and $4.90 and $2.70, respectively.

7.	The weighted average fair value of RSUs granted during the year ended December 31, 2016 and 2015 was $14.69 and $10.60 per share, respectively. No RSUs were granted during 2014.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	SHAREHOLDERS' EQUITY (Cont.)

8.	The following table summarizes the departmental allocation of the Company's share-based compensation charges:

	Year ended December 31,
	2016 (*)	2015 (*)	2014

Cost of revenues	$118	$33	$12
Research and development, net	625	529	178
Selling and marketing, net	199	380	146
General and administrative	1,529	467	243

	$2,471	$1,409	$579

(*)	Including $1,331 and $342 of compensation cost related to RSUs for the year ended December 31, 2016 and 2015, respectively.

9.	Share-based compensation:

As of December 31, 2016, there are $3,120 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.13 years.

d.	Warrants:

During the year ended December 31, 2016, 310,985 warrants were exercised into 310,985 Ordinary Shares.

As of December 31, 2016, there were no remaining outstanding warrants.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, "Segment Reporting". The Company operates in one reportable segment (see also Note 1 for a brief description of the Company's business).

b.	The following table presents total revenues for the years ended December 31, 2016, 2015 and 2014 and long-lived assets as of December 31, 2016, 2015 and 2014:

1.	Revenues from sales to unaffiliated customers:

	Year ended December 31,
	2016	2015	2014

North America	$19,167	$1,018	$1,922
Europe	946	1,204	3,189
Asia (Excluding Philippines)	355	576	847
Philippines	4,959	8,071	3,544
South America (Excluding Brazil)	785	2,456	4,235
Brazil	2,496	3,487	6,448
Other (Including Israel)	802	1,861	3,451

	$29,510	$18,673	$23,636

Total revenues are attributed to geographic areas based on the location of the end-customer.

2.	Property and equipment, net, by geographic areas:

	Year ended December 31,
	2016	2015

Israel	$1,422	$339
Other	94	45

	$1,516	$384

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

3.	Major customer data as a percentage of total revenues:

In 2016, the Company had two customers in the United States and the Philippines that amounted 62% and 17%, respectively, of the total consolidated revenues. In 2015, the Company had two customers in the Philippines and Brazil that amounted to 43% and 14%, respectively, of the total consolidated revenues. In 2014, the Company had three customers in Brazil, the Philippines and Israel that amounted to 22%, 15% and 12%, respectively, of the total consolidated revenues.

c.	Financial expenses, net:

	Years ended December 31,
	2016	2015	2014

Financial Income:
Interest income	$489	$229	$170
Foreign currency exchange gain	424	36	193

	913	265	363

Financial expenses:
Interest and bank charges	(23)	(23)	(40)
Foreign currency exchange loss	(74)	(675)	(655)

	(97)	(698)	(695)

	$816	$(433)	$(332)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net income (loss) per share:

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Years ended December 31,
	2016	2015	2014

Numerator:

Numerator for basic net income (loss) per share	$1,915	$(923)	$726

Effect of dilutive securities:
Options and warrants issued to grantees and investors, respectively	-	-	-

Numerator for dilutive net income (loss) per share	$1,915	$(923)	$726

Denominator:

Denominator for dilutive net income (loss) per share - weighted average number of Ordinary Shares	10,406,897	8,572,681	8,088,974

Effect of dilutive securities:
Options and warrants issued to grantees and investors, respectively	372,650	-	503,413

Denominator for diluted net income (loss) per share - adjusted weighted average number of Ordinary Shares	10,779,547	8,572,681	8,592,387

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	RELATED PARTY BALANCES AND TRANSACTIONS

a.
The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company, which as of December 31, 2016, have joint ownership of approximately 29% in the Company's equity, are also principal shareholders of affiliates known as the RAD-BYNET Group.

1.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

Revenues related to this distribution agreement are included in Note 11g below as "revenues". No revenues from such distribution agreement were recorded during the year ended December 31, 2016. For the year ended December 31, 2015 and 2014, revenues aggregated for a total amount of $62 and $19, respectively.

2.
The Company is a party to a reseller agreement with Allot Communications Inc, or Allot, a company where Company’s controlling shareholder is an interested party of, giving Allot the right to distribute Company's products.

Revenues related to this reseller agreement are included in Note 11g below as "revenues". For the year ended December 31, 2016, 2015 and 2014, revenues aggregated for a total amount of $139, $107 and $53, respectively.

3.
Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties (see also Note 7b). The U.S. subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease and maintenance expenses were $604, $411 and $417 in 2016, 2015 and 2014, respectively.

4.
Certain entities within the RAD-BYNET Group provide the Company with administrative and IT services. Such amounts expensed by the Company are disclosed in Note 11g below as part of “Expenses” and “capital expenses”.

5.
During 2016 the Company renovated its Israeli located offices. The lessor, which is considered a related party (see Note 11a3), committed to participate in the renovation and reimburse expenses of up to $730. As of December 31, 2016, there is a balance to receive related to such renovation and reimburse expenses of $585 which disclosed in Note 11f below as part of the “Other accounts receivable and prepaid expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.
In January 2012, the Company entered a consulting agreement ("Consulting Agreement") with a consultant which is also the spouse of one of the Company's controlling shareholders and the Company's former Chairman of the Board of Directors. Based on the key terms of the Consulting Agreement, the consultant provided advisory services to the management with respect to business operations for a monthly amount which equaled the average monthly salary of employees in Israel, plus Israeli Value Added Tax. The Consulting Agreement expired in January 2013 but was extended through September 10, 2015. During the years ended December 31, 2015 and 2014, the Company recorded expenses incurred under this Consulting Agreement in the amount of $24 and $39, respectively. No expenses have been recorded during the year ended December 31, 2016 (see also Note 11c).

c.
On December 30, 2015, the Company's shareholders approved the replacement of the Company's Chairman of the Board of Directors with one of the Company's directors which is also the spouse of the former Chairman and controlling shareholder to assume the position of Active Chairwoman as of September 10, 2015, for a fixed monthly salary. During the year ended December 31, 2016 and the period since September 10, 2015 until December 31, 2015, the Company recorded salary expenses for acting as an Active Chairwoman in the amount of $180 and $30, respectively.

d.
In 2015 and 2016, the Company entered several agreements with Amdocs, to sell its solution, pursuant to which the Company recorded revenues in the amount of $18,322 during the year ended December 31, 2016, out of which, amount of $18,310 related to the AT&T Engagement and its related agreements (See also Note 1c). The Company’s controlling shareholder and director, serves as a director in Amdocs.

e.
As described in Note 9b, on May 25, 2016, the Company closed its follow-on public offering at a price of $11.00 per share, where pursuant to which an aggregate net amount of $21,279 have been raised. The Company’s controlling shareholder and director invested $2,200 for the issuance of 200,000 Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

f.	Balances with related parties:

	December 31,
	2016	2015
Assets:

Trade receivables, net	$952	$2
Other accounts receivable and prepaid expenses	$588	$-

Liabilities:

Trade payables	$169	$184
Other accounts payables and accrued expenses	$92	$16
Advances from customers	$1,880	$-

g.	Transactions with related parties:

	Year ended December 31,
	2016	2015	2014

Revenues	$18,461	$169	$72

Expenses:

Cost of revenues	$210	$42	$56

Operating expenses:

Research and development, net	$224	$244	$249
Sales and marketing, net	$142	$118	$125
General and administrative	$250	$93	$60

Capital expenses	$21	$-	$-