Form 20-F/A
period 2016-12-31
RADCOM LTD
filed 2017-09-19
CIK 1016838

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

Yes ☐  No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

EXPLANATORY NOTE

This Amendment No. 1 (the "Amendment") to our annual report on Form 20-F for the fiscal year ended December 31, 2016, as originally filed with the Securities and Exchange Commission on March 30, 2017 (the "Form 20-F"), is being filed solely for the purpose of re-filing Exhibit 15.1, which contained a typographical error in the initial filing of this Form 20-F on March 30, 2017.

Therefore, this Amendment consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibit 15.1, as well as related certifications as Exhibits 12.3 and 12.4.

This Amendment speaks as of the date of the initial filing of the Form 20-F. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F. As a result, our annual report on Form 20-F for the fiscal year ended December 31, 2016, as amended by this Amendment, continues to speak as of the initial filing date of the Form 20-F.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (1).

1.2	Amended and Restated Articles of Association, as amended (2).

2.1	Form of ordinary share certificate (3)

4.1	2003 Share Option Plan (3)

4.2	2013 Share Option Plan, as amended (4)

4.3	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (5).

4.4	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and RADCOM US (2)*.

4.5	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.

4.6	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.

4.7	Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (2)*.

4.8	Radcom Compensation Policy for Executive Officers and Directors, as amended on August 16, 2016. (7)

8.1	List of Subsidiaries (6).

11.1	Code of Ethics (8)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2).

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2).

12.3	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2-i).

12.4	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (2-i).

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9).

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (9).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 30, 2017 (2-i).

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

(2) Previously filed with the initial filing of this Form 20-F on March 30, 2017.
(2-i) Filed with this Amendment No. 1.
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
(9) Previously furnished with the initial filing of this Form 20-F on March 30, 2017.

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
Date: September 19, 2017