Form 20-F
period 2017-12-31
RADCOM LTD
filed 2018-03-28
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Mr. Yaron Ravkaie

(+972) 77-774-5060 (tel), (+972) 3-647-4681 (fax)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2017, there were 13,409,975 ordinary shares, NIS 0.20 par value per share, outstanding.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

References herein to our “solutions” or “solution” are intended to refer to our products and related services as the context requires.

Omni-Q® is our only registered trademark. All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

Below are definitions of certain technical terms that are used throughout this Annual Report that are important for understanding this Annual Report.

GLOSSARY OF TECHNICAL INDUSTRY TERMS

3G	3G (also known as UMTS) is the third generation of wireless mobile telecommunications technology. This is based on a set of standards used for mobile devices and mobile telecommunications use services and networks that comply with the International Mobile Telecommunications -2000 (IMT-2000) specifications by the International Telecommunication Union.

4G	4G (also known as LTE) is the fourth generation of wireless mobile telecommunications technology, succeeding 3G. In March 2008, the International Telecommunications Union-Radio communications sector (ITU-R) specified a set of requirements for 4G standards, named the International Mobile Telecommunications Advanced (IMT-Advanced) specification. On December 6, 2010, ITU-R recognized that other technologies that go beyond-3G technologies that do not fulfill the IMT-Advanced requirements, could be considered “4G”, provided they represent forerunners to IMT-Advanced compliant versions and “a substantial level of improvement in performance and capabilities with respect to the initial third generation systems now deployed.”

CDR	Call Detail Record is a data record containing metadata that describes a specific instance of a telecommunication transaction, but does not include the content of that transaction. A call detail record can include such data as the phone numbers of both the calling and receiving parties, the start time and duration of that call.

CEM	Customer Experience Management. A solution to support the strategy that focuses the operations and processes of a business around the needs of the individual customer.

i

CSP	Communication Service Provider. Includes all service providers offering telecommunication services or some combination of information and media services, content, entertainment and applications services over communication networks. CSPs include the following categories: Telecommunications carrier and cable service provider.

GSM	Global System for Mobile Communications is a standard developed by the European Telecommunications Standards Institute (ETSI) to describe the protocols for second-generation (2G) digital cellular networks used by mobile phones, first deployed in Finland in July 1991.

HSPA	High-Speed Packet Access. An amalgamation of two mobile protocols, High-Speed Downlink Packet Access (HSDPA) and High-Speed Uplink Packet Access (HSUPA), that extends and improves the performance of existing 3G mobile telecommunication networks using the WCDMA protocols. A further improved 3rd Generation Partnership Project (3GPP) standard, Evolved High-Speed Packet Access (also known as HSPA+), was released late in 2008.

IMS	IP Multimedia Subsystem. An internationally recognized standard defining a generic architecture for offering Voice Over IP and multimedia services to multiple-access technologies.

IoT	Internet of Things. Internet of things is the internetworking of physical devices (also referred to as “connected devices” and “smart devices”), vehicles, buildings, and other items embedded with electronics, software, sensors, actuators, and network connectivity that enable these objects to collect and exchange data. IoT is expected to offer advanced connectivity of devices, systems, and services that goes beyond machine-to-machine (M2M) communications and covers a variety of protocols, domains, and applications

IP	Internet Protocol. The Internet Protocol is the method or protocol by which data is sent from one computer to another on the Internet.

KPI	Key Performance Indicators. A set of quantifiable measures that a company uses to gauge its performance over time.

KQI	Key Quality Indicators are used to gauge the quality of service and can relate to both customer service and technological issues.

LTE	Long Term Evolution. LTE is a set of enhancements to the UMTS which was introduced in 3GPP Release 8. Much of 3GPP Release 8 focuses on adopting 4G mobile communications technology, including an all-IP flat networking architecture.

LTE-A	Long Term Evolution – Advanced. A mobile communication standard and a major enhancement of the LTE standard. LTE-A is a standard for high-speed wireless communication for mobile phones and data terminals, based on the GSM/EDGE and UMTS/HSPA technologies.

M2M	Machine-2-Machine. Direct communication between devices using any communications channel, including wired and wireless. Typically, M2M refers to isolated instances of device-to-device communication, and IoT refers to a grander scale, synergizing software stacks to automate and manage communications between multiple devices.

ii

MANO	NFV Management and Orchestration (MANO) is the ETSI-defined framework for the management and orchestration of all resources in the cloud network. This includes computing, networking, storage and virtual machine (VM) resources.

NFV	Network Function Virtualization. NFV is a software-centric design approach for building complex information technology (IT) networks and applications, particularly for use by CSPs. NFV virtualizes entire classes of network functions into building blocks that may be connected, or chained together to create services in software-based, virtualized network environments. NFV offers a new way to design, deploy and manage networking services. NFV decouples network functions, such as network address translation (NAT), firewalling, intrusion detection, domain name service (DNS), caching, etc., from proprietary hardware appliances, so that these functions can run as virtualized software applications. It is designed to consolidate and deliver the networking components needed to support a fully virtualized infrastructure – including virtual servers, storage and even other networks. It utilizes standard IT virtualization technologies that run on high-volume service, switch and storage hardware to virtualize network functions. It is applicable to any data plane processing or control plane function in both wired and wireless network infrastructures.

ONAP	Open Network Automation Platform. A comprehensive platform for real-time, policy-driven orchestration and automation of physical and virtual network functions.

OSS	Operational Support System. A suite of programs that enables the enterprise to monitor, analyze and manage a network system. Used in general to mean a system that supports an organization’s network operations.

OSSii	Operations Support Systems interoperability initiative. The initiative has Ericsson, Huawei and Nokia as initiating parties. A system enabling easier interoperability between OSS systems, reducing overall OSS integration costs and enabling shorter time-to-market.

Protocol	A specific set of rules, procedures or conventions governing the format, means and timing of transmissions between two devices.

QoE	Quality of Experience. A measure of a customer’s experiences with a service (web browsing, phone call, TV broadcast, call to a call center), focuses on the entire service experience, and is a more holistic evaluation than the more narrowly focused user experience (focused on a software interface) and customer-support experience (support focused).

Session	A lasting connection between a user (or a user agent) and a peer, typically a server, usually involving the exchange of many packets between the user’s computer and the server. A session is typically implemented as a layer in a network protocol.

SDN	Software-Defined Networking. An approach to computer networking that allows network administrators to programmatically initialize, control, change, and manage network behavior dynamically via open interfaces and abstraction of lower-level functionality.

iii

SIGTRAN	The name, derived from signaling transport, of a defunct Internet Engineering Task Force (IETF) working group that produced specifications for a family of protocols that provide reliable datagram service and user layer adaptations for Signaling System 7 (SS7) and ISDN communications protocols. The SIGTRAN protocols are an extension of the SS7 protocol family and are used today together with IMS.

TCP	Transmission Control Protocol. TCP provides a reliable stream delivery and virtual connection service to applications through the use of sequenced acknowledgment with retransmission of packets when necessary. It is one of the core protocols of the IP Suite. TCP is one of the two original components of the suite (the other being IP), so the entire suite is commonly referred to as TCP/IP. Whereas IP handles lower-level transmissions from computer to computer as a message makes its way across the Internet, TCP operates at a higher level, concerned only with the two end systems, for example a Web browser and a Web server.

Triple Play	A marketing term for the provisioning of the three services: high-speed Internet, television (Video on Demand or regular broadcasts) and telephone service over a single broadband connection.

UMTS	Universal Mobile Telecommunications Service. A third-generation digital high-speed wireless technology for packet-based transmission of text, digitized voice, video, and multimedia that is the successor to GSM.

VM-to-VM	Virtual Machine-to-Virtual Machine. communications. In a physical network the communications between functions are between a physical element. In a software-defined network, functions such as network elements are virtual machines. VM-to-VM communication is the line of communication between the different VMs.

VoIP	Voice over Internet Protocol (Voice over IP, VoIP and IP telephony) is a methodology and group of technologies for the delivery of voice communications and multimedia sessions over IP networks, such as the Internet.

VoLTE	Voice over Long Term Evolution. VoLTE is GSM’s adoption of the “One Voice” initiative, which describes standard configurations for carrying (packet) voice over LTE. VoLTE eliminates the need for 2G/3G voice, the whole problem of multiple networks, certain extra components and costs of devices by carrying the voice over the LTE channel using adaptive multi rate (AMR) coding. Using IMS specifications developed by 3GPP as its basis, GSM has expanded upon the original scope of One Voice work to address the entire end-to-end voice and short message service (SMS) ecosystem by also focusing on roaming and interconnect interfaces, in addition to the interface between customer and network.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.

iv

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for service assurance to leading CSPs and increase our sales;
●	our plans to focus our expansion efforts in tier 1 and other leading CSPs in the North American, European, and Asia-Pacific markets and our success in doing so;
●	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive NFV deployments;
●	our expectations to maintain our technological advantage over our competitors;
●	our failure to meet any guidance we may give to the public from time to time;
●	delivering and implementing successfully our solutions to AT&T Services, Inc., or AT&T, and other CSPs;
●	our ability to identify, market and sell our solutions to CSPs migrating to the NFV, LTE, VoLTE and 5G;
●	our ability to release and deploy newly launched product offerings;
●	the potential continued growth of our workforce, operations and related expenses;
●	our expectation that the NFV market will continue gaining momentum during 2018;
●	mobile data services to become a significant revenue source for CSPs;
●	trends in our industry as a whole and their effect on us; and
●	increased spending by CSPs of next-generation services and increased usage of such services and increase of the potential need for service assurance solutions.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained in this Annual Report are subject to risks and uncertainties, including those discussed under Item 3.D. Risk Factors and in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

v

vi

vii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 from our audited consolidated financial statements and notes included in this Annual Report. Our selected consolidated statements of operations data for the years ended December 31, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report. All references to “dollars,” “U.S. dollars” or “$” in this Annual Report are to United States dollars.  All references to “NIS” are to the New Israeli Shekels.

Statement of Operations Data:	Year Ended December 31, (in thousands of U.S. dollars, except share and per share data)
	2017	2016	2015	2014	2013

Revenues:
Products and related services	$7,457	$8,642	$15,500	$18,342	$17,917
Projects	26,179	17,534	622	2,205	-
Warranty and Support	3,597	3,334	2,551	3,089	2,565
	37,233	29,510	18,673	23,636	20,482
Cost of revenues:
Products and related services	4,680	5,603	3,924	7,863	7,540
Projects	5,321	2,902	117	487	-
Warranty and Support	487	477	285	343	350
	10,488	8,982	4,326	8,693	7,890
Gross profit	26,745	20,528	14,347	14,943	12,592
Operating expenses:
Research and development	10,562	8,047	6,071	5,812	5,615
Less - royalty-bearing participation	1,599	1,693	1,582	1,664	1,537
Research and development, net	8,963	6,354	4,489	4,148	4,078

Sales and marketing, net	10,996	8,528	7,834	7,295	7,592

General and administrative	4,191	4,523	2,393	2,262	2,051

Total operating expenses	24,150	19,405	14,716	13,705	13,721

Operating income (loss)	2,595	1,123	(369)	1,238	(1,129)

Financial income (expenses), net	389	816	(433)	(332)	(291)
Income (loss) before taxes on income	2,984	1,939	(802)	906	(1,420)
Taxes on income	(83)	(24)	(121)	(180)	-

Net income (loss)	$2,901	$1,915	$(923)	$726	$(1,420)

Basic net income (loss) per ordinary share	$0.24	$0.18	$(0.11)	$0.09	$(0.19)

Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	12,039,176	10,406,897	8,572,681	8,088,974	7,340,056

Diluted net income (loss) per ordinary share	$0.23	$0.18	$(0.11)	$0.08	$(0.19)

Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	12,351,566	10,779,547	8,572,681	8,592,387	7,340,056

Balance Sheet Data:
Working capital	$74,842	$38,854	$9,643	$10,062	$7,762
Total assets	$91,909	$54,568	$20,135	$20,318	$19,645
Shareholders’ equity	$76,396	$40,143	$9,863	$10,262	$7,499
Share capital	$628	$523	$372	$361	$335

Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March (through March 23, 2018)	3.495	3.431
February 2018	3.535	3.427
January 2018	3.460	3.388
December 2017	3.550	3.467
November 2017	3.544	3.499
October 2017	3.542	3.491
September 2017	3.584	3.504

On March 23, 2018, the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.491 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative daily rate of exchange during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2018 (through March 23, 2018)	3.458
2017	3.600
2016	3.841
2015	3.884
2014	3.577
2013	3.609

The effect of exchange rate fluctuations on our business and operations is discussed in “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Foreign Currency Fluctuations.”

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

Risks Related to Our Business and Our Industry

Our business is dependent on a limited number of significant customers and the loss of a significant customer could materially adversely affect our results of operations.

Our business is dependent on a limited number of significant customers. For example, our two largest customers accounted for approximately 78% of our revenue in fiscal 2017 and 79% in fiscal 2016. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations. A continued slowdown in our customers’ investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include NFV transformation, 4G cellular, Triple Play networks, VoLTE, 5G and IoT. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their spending budget. This trend may continue. The global telecommunications industry and various sectors within the industry are evolving rapidly and it is difficult to predict its potential growth rate or future trends in technology development.

Our future success also depends upon the increased utilization of our solutions by next-generation network operators and specifically virtualized networks, who may not adopt our technology.

During the last few years, developments in the telecommunications industry have had a material effect on our existing and/or potential customers and may continue to have such an effect in the future. Such developments include changes in general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services, regulatory changes, and changes in the plans of CSPs to shift, transform and adapt their network operations to NFV. Over the last few years, the telecommunications industry has experienced financial pressures that have caused many in the industry to reduce investment in capital intensive projects, and in some cases, have led to restructurings. While the transformation of network operations to NFV arises out of the desire of CSPs to reduce network infrastructure expense, thus creating opportunities for us, it also creates a downward pressure on the prices of our solutions.

Our future success will depend on our ability to develop and maintain long-term relationships with our customers and to meet their expectations in providing solutions and related services.

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful CSPs who have the financial and other resources required to invest in significant ongoing Service Assurance and CEM solutions. Our business and our results of operations could be adversely affected if we are unable to develop sustainable customer relationships, or to meet customers’ expectations in providing solutions and related services.

We may enter into long-term sales agreements with large customers. Such agreements may prove unprofitable as our costs and product mix shift over the terms of the agreements.

We may enter from time to time into long-term sales agreements with large customers. We may be required under such agreements to sell our solutions at fixed prices over the terms of the agreements. The costs we incur in fulfilling the agreements may vary substantially from our initial cost estimates. Any cost overruns that we cannot pass on to our customers could adversely affect our results of operations.

In the future, we may also be required under such agreements to sell solutions that we may otherwise wish to discontinue, thereby diverting our resources from developing more profitable or strategically important solutions.

Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

Large CSPs have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may impose penalties on us for failure to deliver such features on a timely basis, or failure to meet performance standards. As we seek to increase our sales to large CSPs, we may be required to agree to unfavorable terms and conditions which may decrease our revenues and/or increase the time it takes to convert orders into revenues and could result in an adverse effect on our business, financial condition and results of operations.

Global economic conditions may adversely affect our business.

Changes in global economic conditions could have a negative impact on business around the world and on the telecommunications sector in particular. Conditions may be depressed, or may be subject to deterioration, which could lead to a reduction in consumer and customer spending overall and may in turn have an adverse impact on sales of our solutions. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our solutions and the inability or failure on their part, to meet their payment obligations to us, any of which could have an adverse effect on our business, financial condition, results of operations and liquidity. In addition, any disruption in the ability of our customers to access liquidity could require us to assume greater credit risk relating to our receivables, or could limit our ability to collect receivables related to purchases by affected customers. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and we may incur losses.

Our plans to focus most of our sales efforts on tier 1 and other leading CSPs in the North American, European and select other markets may not be successful.

We believe that the significant share of NFV deployment activity is expected to take place in North America, Europe, select CSPs in Asia-Pacific and select CSPs in developing markets such as Latin America. We have accordingly enhanced our presence and focused our sales and marketing resources in these markets. While we expect the selection of our NFV solutions by AT&T and another tier 1 CSP to enhance the opportunities available to us, we may not be successful in expanding our business as we plan.

Our expectation that the NFV market will continue gaining momentum may not materialize.

We believe that the majority of the industry’s leading CSPs will transform their network to the NFV or are at the very least, evaluating their transformation to NFV. Our expectation is that the NFV market will continue to gain momentum. However, our expectations may not be correct, and the actual pace of NFV transformation may take longer than we anticipate or may not occur at all. If the demand for NFV does not continue to grow, our business, financial condition and results of operations may suffer.

The market for our solutions is characterized by rapidly changing technology and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications industry is characterized by rapidly changing technology, network infrastructure, and customer requirements and by evolving industry standards and frequent new product introductions. These changes could reduce or shift the market for our solutions or require us to develop new solutions and to keep adapting them in order to remain up to date with our customers’ requirements.

In light of the development of the NFV, LTE, VoLTE and 3G networks, we developed and launched MaveriQ in 2014, a software-based solution to replace our previous OmniQ hardware-based solutions. Thereafter, since 2015 we enhanced our solutions to support NFV to address the increased interest from CSPs seeking NFV-capable solutions for service assurance and CEM. In February 2018, we announced the general availability of our RADCOM Network Visibility solution, or Network Visibility, which is a new cloud-native solution that delivers complete visibility and network intelligence for a smooth transition to NFV.

Additionally, because new or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our solutions, our timely access to information concerning changes in technology, in customer requirements, and in industry standards, as well as our ability to anticipate such changes and develop and market new and enhanced solutions successfully and on a timely basis, will be significant factors in our ability to remain competitive.

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

Although we have recently experienced growth in revenues from quarter to quarter, in the past we experienced, and in the future may also experience, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

●	the variation in size and timing of individual purchases by our customers;
●	seasonal factors that may affect capital spending by customers, such as the varying fiscal year-ends of customers;
●	the relatively long sales cycles for our solutions;
●	the request for longer payment terms from us or long-term financing of customers’ purchases from us, as well as additional conditions tied to such payment terms;
●	competitive conditions in our markets;
●	the timing of the introduction and market acceptance of new solutions or enhancements by us and by our customers, competitors and suppliers;
●	changes in the level of operating expenses relative to revenues;
●	quality problems;
●	supply interruptions;

●	changes in global or regional economic conditions or in the telecommunications industry;
●	delays in or cancellation of projects by customers;
●	changes in the product mix;
●	the size and timing of approval of grants from the Government of Israel; and
●	foreign currency exchange rates.

Our costs of revenues consist of variable costs, which include labor and related costs, including costs incurred in software development customization for projects and deployment costs, the use of hardware, inventory write-offs, packaging, importation taxes, shipping and handling costs, license fees for software components of third parties, warranty expenses, allocation of overhead expenses, subcontractors’ expenses, royalties to the Israel Innovation Authority (formerly known as the Office of the Chief Scientist of Israel’s Ministry of Economy), or IIA, and share-based compensation. A major part of our costs of sales is relatively variable and determined based on our anticipated revenues. We believe, therefore, that quarter-to-quarter comparisons of our operating results may not be a reliable indication of future performance.

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

We may experience a delay in generating or recognizing revenues for several reasons, including revenue recognition accounting requirements. In many cases, we cannot recognize revenue from an order prior to customer acceptance, which may take three to 12 months from the commencement of the project. Therefore, a major part of the revenue for any fiscal quarter may be derived from a backlog of orders under delivery, and may not correlate to the date of a customer’s order or the delivery date.

Our revenues for a specific quarter may also be difficult to predict and may be affected if we experience a non-linear sales pattern. We generally experience significantly higher levels of sales orders towards the end of a quarter as a result of customers submitting their orders late in the quarter. Furthermore, orders received towards the end of the quarter are usually not delivered within the same quarter and are usually only recognized as revenue at a later stage.

If our revenues in any quarter remain level or decline in comparison to any prior quarter, our financial results for that quarter could be adversely affected.

Due to the factors described above, as well as other unanticipated factors, in future quarters our results of operations could fail to meet guidance we may give to the public from time to time or the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may be adversely affected.

We expect our gross margins to vary over time and we may not be able to sustain or improve upon our recent levels of gross margin which may have a material adverse effect on our future profitability.

We may not be able to sustain or improve upon our recent levels of gross margin. Our gross margins may be adversely affected by numerous factors, including:

●	increased price competition;
●	local sales taxes which may be incurred for direct sales;

●	increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our solutions;
●	changes in customer, geographic or product mix;
●	our ability to reduce and control production costs;
●	increases in material or labor costs;
●	excess inventory and inventory holding costs;
●	obsolescence charges;
●	reductions in cost savings due to changes in component pricing or charges incurred due to inventory holding periods if we do not correctly anticipate customer demand;
●	changes in distribution channels;
●	losses on customer contracts; and
●	increases in warranty costs.

Further deterioration in gross margins, due to these or other factors, may have a material adverse effect on our business, financial condition and results of operations.

Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

In parallel to our increased sales focus going forward in North America, Western Europe and additional developed markets, we plan to continue to generate revenue from various emerging market countries. As these countries represent a portion of our existing business and our expected growth, economic or political turmoil in these countries could materially adversely affect our revenues and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange rates, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

Our inventory may become obsolete or unusable.

We hold some hardware equipment in inventory. Changes in our business or technology that reduce our need for these components could result in these components becoming obsolete prior to their intended use or otherwise unusable in our business. This would result in a write-off of inventories for these components. In addition, a portion of our inventory is located on our customers’ premises, either as spare parts or as it has not yet been accepted in accordance with the terms of their orders and therefore, has not yet been recognized as revenue, making the control of such inventory more difficult.

Most of our customers usually require a detailed and comprehensive evaluation process before they order our solutions. Our sales process may be subject to delays that could significantly decrease our revenues and result in the eventual cancellations of some sale opportunities.

We derive all of our revenues from the sale of solutions and related services for CSPs. As common practice in our industry, our solutions generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our solutions and decisions are subject to additional levels of internal review. As a result, the sales cycle generally takes between three to six months for small transactions, and between nine to 18 months for large transactions. The following factors, among others, affect the length of the approval process:

●	the time involved for our customers to determine and announce their specifications;
●	the time required for our customers to process approvals for purchasing decisions;
●	the complexity of the solutions involved;
●	the technological priorities and budgets of our customers; and
●	the need for our customers to obtain or comply with any required regulatory approvals.

If customers delay project approval or extend anticipated decision-making timelines, or if continued delays result in the eventual cancellation of any sale opportunities, it may have a material adverse effect on our business, financial condition and results of operations.

We have experienced periods of growth and consolidation of our business. If we cannot adequately manage our business, our results of operations may suffer.

During 2016 and 2017, we increased the size of our workforce and we may continue to do so, during 2018, in order to enable us to meet our obligations and grow our business. There is no guarantee that these efforts to increase our work force will have a positive effect on our business. Future growth or consolidation may place a significant strain on our managerial, operational and financial resources.

We cannot be sure that we have made adequate allowances for the costs and risks associated with possible expansion and consolidation of our business, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional personnel. Competition for qualified personnel can be intense in the areas where we operate, and the processes of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, including by attracting, incentivizing and retaining highly skilled personnel, we may not succeed in expanding our business, our expenses may increase and our results of operations may be adversely affected.

In addition, employees may seek future employment with our business partners, customers or competitors. We cannot assure you that the confidential nature of our proprietary information will not be compromised by any such employees who terminate their employment with us.

We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

Many companies compete with us in the market for service assurance and CEM solutions. We expect that competition will increase in the future, both with respect to solutions that we currently offer and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment with whom we partner or may partner may in the future incorporate into their products capabilities similar to ours, thus reducing the demand for our solutions.

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

We generally enter into non-competition agreements with our key employees. These agreements prohibit those employees, while they work for us and for a specified length of time after they cease to work for us, from directly competing with us or working for our competitors for a limited period. Under applicable Israeli law, we may be unable to enforce these agreements or any part thereof against our Israeli employees. If we cannot enforce our non-competition agreements against our Israeli (or any other) employees, then we may be unable to prevent our competitors from benefiting from the expertise of these former employees, which could impair our business, results of operations and ability to capitalize on our proprietary information.

Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

Our future growth and success depends to an extent upon the continuing services of our executive officers and other key employees including our Chief Executive Officer, Mr. Yaron Ravkaie, the Chief Executive Officer of our U.S. subsidiary, RADCOM, Inc., or RADCOM US, Mr. Eyal Harari, and our Vice President of Research and Development, Mr. Hilik Itman. We do not have long-term employment agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

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

The complexity and scope of the solutions we provide to larger CSPs is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These potential risks include failure to successfully deliver our solution, failure to fully integrate our solutions with third party products and complex environments in the CSP’s network, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, and may result in difficulty in collecting payment and recognizing revenues from such project.

We could be subject to claims under our warranties and extended maintenance and support agreements which may affect our financial condition.

Our solutions are complex and may sometimes contain undetected errors which can delay introductions or necessitate redesign. In addition, we are dependent on other suppliers for key components that are incorporated in our solutions. Failures in networks in which our solutions are deployed arising out of our solutions may result in customer dissatisfaction, contractual claims and, potentially, liability claims being filed against us. Our warranties require us to correct any errors or defects in our solutions. The warranty period is mostly for one year but could be extended either in the initial purchase of our solution or after the initial warranty period ends through the purchase of extended support and maintenance. Any failure of a network in which our solutions are deployed (whether or not our solution are the cause) and any customer claims against us, along with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our solutions and harm to our business. In addition, under the warranty and extended maintenance agreements, we need to meet certain service levels and if we fail to meet them, we may be exposed to penalties.

We incorporate open source technology in our solutions which may expose us to liability and have a material impact on our product development and sales.

Some of our solutions utilize open source technologies. These technologies are licensed to us under varying license structures. These licenses pose a potential risk to our solution in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our solutions, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our solutions may have over theirs. Any such requirement to disclose our source code or other confidential information related to our solutions could, therefore, materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

We depend on limited sources for key components and if we are unable to obtain these components when needed we may experience delays in delivering our solutions.

We currently obtain key components of our software solutions from a limited number of suppliers.  With some of our suppliers, we do not have long-term supply contracts. We may be subject to the following risks:

●	delays in delivery could interrupt and delay delivery and result in cancellations of orders;
●	suppliers could increase component prices significantly and with immediate effect;
●	we may not be able to locate alternatives for such components; and
●	suppliers could discontinue the supply or support of such components which may require us to modify our solutions, and cause delays in delivery, increased development costs and increased solution prices.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our solutions and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information. We currently have four pending patent applications and we are in the process of filing additional patent applications. However, we have no registered patents and these measures may not be adequate to protect our technology from third-party infringement. Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our solutions.

We may expand our business or enhance our technology through partnerships and acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our growth strategy may be to selectively pursue partnerships and acquisitions that provide us access to complementary technologies and accelerate our penetration into new markets. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our solutions and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

In addition, acquisitions could result in, among other things:

●	substantial cash expenditures;
●	potentially dilutive issuances of equity securities;
●	the incurrence of debt and contingent liabilities;
●	a decrease in our profit margins; and
●	amortization of intangibles and potential impairment of goodwill.

If we implement our growth strategy by acquiring other businesses, and this disrupts our operations, our business, financial condition and results of operations could be adversely affected. As of the date of this Annual Report, we have not proceeded with such acquisitions.

Certain privacy and data security laws and regulations may affect the use of our solutions.

Our solutions and their use may be subject to certain laws and regulations regarding privacy and data security including United States federal and state laws and recently enacted European privacy laws. Generally, attention to privacy and data security requirements is increasing worldwide and is resulting in increased regulation. Such regulations may impose significant penalties for non-compliance, such as the penalties proposed under the new European data protection regulations which will become effective in May 2018. Use of our solutions could be subject to such new regulation, which could significantly increase the cost of implementing our solutions and impact our ability to compete in the marketplace. Such regulations could also impose additional data security requirements which will impact the cost of developing new solutions and limit the return we can expect to achieve on past and future investments in our solutions.

If security measures for our solutions are compromised and as a result, our customers’ data or our systems are accessed improperly, made unavailable, or improperly modified, our solutions may be perceived as vulnerable, which may materially affect our business and result in potential liability.

Despite our efforts to implement appropriate security measures, we cannot guarantee that our solutions and systems are fully protected from vulnerabilities such as viruses, worms and other malicious software programs, attacks, break-ins and similar disruptions from unauthorized tampering by computer hackers and others seeking to gain unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. If a cyber-attack or other security incident were to result in unauthorized access to, or deletion of, and/or modification and/or exfiltration of our customers’ data, other external data or our own data or our systems or if the use of the solutions we provide to our customers was disrupted, customers could lose confidence in the security and reliability of our solutions and perceive them not to be secure. This in turn could lead to fewer customers using our solutions and result in reduced revenue and earnings. The costs we would incur to address and fix these security incidents would increase our expenses. Additionally, the occurrence of a cyber-attack or security incident with respect to our solutions could cause our customers to make claims against us for damages allegedly resulting from a security breach, and security incidents could also lead to data or privacy breaches, regulatory investigations and claims, all of which could increase our liability. These risks may increase as we grow our customer base and increase instances of deployment and use of our solutions.

Because we received grants from the IIA, we are subject to ongoing restrictions.

We have received an aggregate of $42.5 million in royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how, especially to parties outside of Israel, is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs.

Additionally, in May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009 and the revenues on which the Company has to pay royalties. During 2011, we reviewed with the IIA these alleged miscalculations. We believe that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued as of December 31, 2017. However, we cannot be sure that the IIA will accept our arguments mentioned above, which, if not accepted, may result in the expenditure of financial resources.

We may be subject to claims of infringement of third-party intellectual property which may have an adverse effect on our business.

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

Zohar Zisapel and Yehuda Zisapel beneficially own, in the aggregate, approximately 25% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval including the election of directors.

As of March 23, 2018, Zohar Zisapel (the former Chairman of our Board of Directors) and Yehuda Zisapel, who are brothers, may be deemed to beneficially own an aggregate of 3,353,192 ordinary shares, including options exercisable for 12,000 ordinary shares that are exercisable within 60 days of March 23, 2018, representing approximately 25% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Zohar Zisapel and Yehuda Zisapel have significant influence over the outcome of various actions that require shareholder approval including the election of our directors. In addition, Zohar Zisapel and Yehuda Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

We engage in transactions and may compete with companies controlled by Zohar Zisapel and Yehuda Zisapel which may result in potential conflicts.

We are engaged in, and expect to continue to be engaged in, numerous transactions with companies controlled by Zohar Zisapel and/or Yehuda Zisapel.  We believe that such transactions are beneficial to us and are generally conducted upon terms that are no less favorable to us than would be available from unaffiliated third parties. Nevertheless, these transactions may result in a conflict of interest between what is best for us and the interests of the other parties in such transactions. Furthermore, in some cases we may compete, or buy third party components from other companies who compete, with companies controlled by Zohar Zisapel and/or Yehuda Zisapel.

For more information, see “Item 7.B-Major Shareholders and Related Party Transactions—Related Party Transactions” and “Item 10.B-Fiduciary Duties of Shareholders.”

We incurred net losses in the past and may not achieve or sustain profitability in the future.

Although we were profitable in 2017 and 2016, we incurred a net loss of approximately $0.9 million in 2015. We may not continue to be profitable in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

Our growing international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded and our operating results may be affected.

While we are headquartered in Israel, approximately 90% of our sales in 2017, 98% of our sales in 2016 and 93% of our sales in 2015 were generated outside of Israel, including in North America, Europe, Asia and South America. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

Even if we are able to successfully expand our international operations, we may not be able to maintain or increase international market demand for our solutions. Our international operations are subject to a number of risks, including:

●	legal, language and cultural differences in the conduct of business;
●	challenges in staffing and managing foreign operations due to the limited number of qualified candidates and due to employment laws and business practices in foreign countries;
●	our inability to comply with import/export, environmental and other trade compliance and other regulations of the countries in which we do business including additional labor laws, particularly in Brazil and India, together with unexpected changes in such regulations;
●	insufficient measures to ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future;
●	our failure to adhere to laws, regulations, and contractual obligations relating to customer contracts in various countries;
●	our inability to maintain a competitive list of distributors and resellers for indirect sales;
●	tariffs and other trade barriers;
●	economic and political instability in foreign markets;
●	wars, acts of terrorism and political unrest;
●	lack of integration of foreign operations;
●	currency fluctuations;
●	variations in effective income tax rates among countries where we conduct business;
●	potential foreign and domestic tax consequences and withholding taxes that limit the repatriation of earnings;
●	technology standards that differ from those on which our solutions are based, which could require expensive redesign and retention of personnel familiar with those standards;
●	laws and business practices favoring local competitors;
●	longer accounts receivable payment cycles and possible difficulties in collecting payments; and
●	failure to meet certification requirements.

Any of these factors could harm our international operations and have an adverse effect on our business, operating efficiency, results of operations, financial performance and financial condition. The continuing weakness in foreign economies could have a significant negative effect on our future operating results.

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

Moreover, as our revenues are currently denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. Also, as a portion of our revenues is denominated in BRL, devaluation in this currency may cause financial expenses related to our intercompany short-term balances. In the future, additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

Our international sales and operations are subject to complex laws relating to foreign corrupt practices and bribery, among many other subjects. A violation of, or change in, these laws could adversely affect our business, financial condition or results of operations.

Our operations in countries outside the United States are subject, among others, to the Foreign Corrupt Practices Act of 1977 as amended from time to time, or FCPA, which prohibits U.S. companies or foreign companies whose shares traded on a U.S. stock exchange, or their agents and employees, from providing anything of value to a foreign public official, as defined in the FCPA, for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. We have internal control policies and procedures with respect to the FCPA. However, we cannot assure that our policies and procedures will always protect us from reckless or criminal acts that may be committed by our employees or agents. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our business, results of operations and financial condition. In addition, investigations by governmental authorities as well as legal, social, economic and political issues in countries where we operate could have a material adverse effect on our business and results of operations. We are also subject to the risks that our employees or agents outside of the United States may fail to comply with other applicable laws. The costs of complying with these and similar laws may be significant and may require significant management time and focus. Any violation of these or similar laws, intentional or unintentional, could have a material adverse effect on our business, financial condition or results of operations.

Any inability to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding effective internal control procedures may negatively impact the report on our financial statements to be provided by our independent auditors.

Pursuant to rules of the U.S. Securities and Exchange Commission, or SEC, adopted pursuant to Section 404, or Section 404, of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we are required to include in our annual report a report of management on our internal control over financial reporting including an assessment by management of the effectiveness of our internal control over financial reporting. In addition, because the public float of our ordinary shares exceeded $75 million at June 30, 2017, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that our internal control over financial reporting is not effective. Such conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, our auditors or we may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have an adverse effect on our business, financial condition and results of operations, and on investor confidence in our reported financial information.

If we determine that we are not in compliance with Section 404, we may be required to implement new internal controls and procedures and re-evaluate our financial reporting. We may experience higher than anticipated operating expenses as well as third party advisory fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order to comply with Section 404. If we are unable to implement these changes effectively or efficiently, it could have a material adverse effect on our business, financial condition, results of operations, financial reporting or financial results and could result in our conclusion that our internal controls over financial reporting are not effective.

Risks Related to our Ordinary Shares

Wide fluctuations in the market price of our ordinary shares could adversely affect us and our shareholders.

Between January 1, 2017 to March 23, 2018, our ordinary shares have traded on the Nasdaq Capital Market, or the Nasdaq, as high as $22.05 and as low as $17.00 per share. As of March 23, 2018, the closing price of our ordinary shares on Nasdaq was $18.45 per share. The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the following:

●	our results of operations;
●	market conditions or trends in our industry and the global economy as a whole;
●	political, economic and other developments in Israel and worldwide;
●	actual or anticipated variations in our quarterly operating results;
●	announcements by us or our competitors of technological innovations or new and enhanced products;
●	announcements by us or our competitors of significant contracts or capital commitments;
●	actual or anticipated variations in our competitors quarterly operating results, and changes in the market valuations of our competitors;
●	introductions of new products or new pricing policies by us or our competitors;
●	trends in the telecommunications or software industries, including industry consolidation;
●	regulatory changes that impact our pricing of solutions and competition in our markets;
●	acquisitions or strategic alliances by us or others in our industry;
●	changes in estimates of our performance or recommendations by financial analysts;
●	operating results that vary from the expectations of financial analysts and investors;
●	changes in our shareholder base;
●	changes in status of our intellectual property rights;
●	future sales of our ordinary shares;
●	fluctuations in the trading volume of our ordinary shares; and
●	addition or departure of key personnel.

In addition, the stock market in general, and the market for Israeli and technology companies in particular, has been highly volatile. Many of these factors are beyond our control and may materially adversely affect the market price of our ordinary shares, regardless of our performance. Shareholders may not be able to resell their ordinary shares following periods of volatility because of the market’s adverse reaction to such volatility.

From time to time we may choose to raise funds. If adequate financing is not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

From time to time we may choose to raise funds in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. If adequate financing is not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

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

Risks Related to Our Location in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our solutions.

We are incorporated under Israeli law and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, may directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. From time to time since late 2000, there has also been a high level of violence between Israel and the Palestinians. In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, could affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

We currently receive grants under Government of Israel programs. In order to maintain our eligibility for these programs, we must continue to meet specific conditions and pay royalties with respect to grants received.  In addition, some of these programs restrict our ability to develop particular products outside of Israel or to transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to refund any payments previously received under these programs. Additionally, these programs may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs. If the Government of Israel discontinues or curtails these programs, our business, financial condition and results of operations could be materially adversely affected.  For more information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

The Israeli Companies Law, 5759-1999, or the Israeli Companies Law, regulates acquisitions of shares through tender offers, requires special approvals for transactions involving shareholders holding 25% or more of the company’s capital, and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Some of our employees are required to perform annual military reserve duty in Israel and may be called to active duty at any time under certain circumstances. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or other key employees due to military service. Any disruption to our operations would harm our business.

It may be difficult to effect service of process, assert U.S. securities laws claims and enforce U.S. judgments in Israel against us or our directors, officers and auditors named in this Annual Report.

We were incorporated in Israel. All of our directors reside outside of the United States, and most of our assets are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

As a foreign private issuer whose shares are listed on the Nasdaq, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules including requirements with regard to the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the Nasdaq requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).

Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. For more information, see “Item 16G—Corporate Governance” below.

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from those under Delaware law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer of the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

In 1993, we established a wholly-owned subsidiary in the United States, currently named RADCOM, Inc. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd., or RADCOM Investments, located at our office in Tel Aviv, Israel. In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao e Exportacao Ltda., or RADCOM Brazil. In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited, or RADCOM India.

In the years ended December 31, 2017, 2016 and 2015, our capital expenditures were approximately $790,000, $1,331,000, and $97,000, respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

B.	BUSINESS OVERVIEW

Overview

We are a leading provider of NFV-ready service assurance, cloud-native network intelligence solutions for CSPs. We have a strong track-record of innovation.

Our portfolio of solutions includes RADCOM Service Assurance (MaveriQ), or MaveriQ, a “first to market” NFV service assurance solution which continuously monitors network performance and quality of services to optimize user experience for CSPs’ subscribers and Network Visibility, a cloud-native network visibility solution launched in February 2018 that offers advanced network intelligence and packet broker functionality.

Over the course of 2016 and 2017, we adapted our solutions to meet the highest-level requirements of AT&T, the first CSP launching a full NFV eco-system. We built on that success in 2017 with our selection as NFV CEM solution provider to another tier 1 CSP. As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with both our advanced software-based solutions for service assurance and our growing industry track record.

We specialize in solutions for next-generation mobile and fixed networks, including LTE, LTE-A VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM and mobile broadband, representing a market opportunity of over $1 billion.

Our portfolio enables CSPs to smoothly transition their networks to NFV by monitoring and assuring both physical network and NFV-based network and consequentially, ‘hybrid’ networks from tapping point to network insights. With the rate of transition between physical and virtualized networks taking place gradually, CSPs will need to manage ‘hybrid’ networks for the foreseeable future. As a result, service assurance solutions that provide service and network performance visibility in both physical and virtual environments are expected to become an important step in CSPs’ NFV transition.

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

Our solutions deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as LTE, LTE-A, VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM and mobile broadband and allow CSPs to monitor and proactively improve quality of experience for their subscribers. The key benefits of our solutions are:

●	advanced software-based architecture;
●	ease of deployment and management;
●	improved customer retention;
●	reduced subscriber churn rates;
●	improved service availability and quality;
●	unique ability to correlate session information and provide an end to end view;
●	greater ability to install the solution as a virtual network function for seamless integration into all NFV infrastructures;
●	scalability for next-generation services;
●	enhanced ability to collect all network packets for a complete and comprehensive view of the network and the customer experience;
●	increased operational efficiency and lower costs;
●	support for multiple protocols for end-to-end network coverage;
●	the existence of both network-wide views and drilldown to an individual subscriber level;
●	support for terabyte networks;
●	accelerated deployment of new services and migration to NFV;
●	substantially quicker and smoother deployment of our solution;
●	real-time capabilities; and
●	end-to-end view of the customer experience.

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

During 2017, we enhanced our NFV capabilities to meet the stringent requirements of top tier CSPs having a large subscriber base and a high level of expertise.

In December 2015, our MaveriQ solution was selected by AT&T for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry. During 2017 we continued the deployment of our software-based NFV solution with AT&T and commenced deployment with an additional tier 1 CSP following its selection of our solution. We are leveraging this experience and success in discussions with other CSPs that are looking to manage existing networks while evaluating their transformation to the next-generation NFV architectures.

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

CSPs face many challenges in managing their network – from the rapid growth in mobile data traffic to complexities in managing services that are delivered across multiple vendor technologies. These challenges are intensifying with further traffic growth and the emergence of new technologies and services, such as M2M, the IoT and 5G. With the need to manage millions of various network elements and services from multiple vendors and technologies, deploying a virtualized network intelligence and CEM solution is an essential part of a CSP’s network.

Similar to how virtualization has become widely deployed in many data centers and large enterprises, many CSPs are now looking to reduce costs and become more agile by transitioning from physical network elements to software-centric NFV architectures. As NFV enables CSPs to replace dedicated physical network elements with software-based solutions that run-on standard, non-proprietary, third-party hardware, this creates an increasing demand for NFV solutions such as ours. However, it also results in downward pressure on NFV and service assurance solution pricing in order to allow the CSPs to obtain cost reduction objectives. Although the pace of NFV transformation is uncertain, major CSPs are currently evaluating and/or moving parts of their network to support NFV. NFV and SDN are expected to play an important role in 5G networks. For instance, 5G will support diverse use cases optimized by dynamic network slicing using SDN and NFV architectures.

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

Our Strategy

Our objective is to be the market leader for virtualized network intelligence solutions both for virtualized and hybrid networks. We plan to increase sales by leveraging our leadership and innovation around NFV and cloud-based solutions, as well as take advantage of the experience gained from implementing the largest, most advanced NFV deployment to date (with AT&T) and another NFV implementation with a top tier CSP. In addition, we also offer our solutions and expertise to new and existing tier 1 CSPs in our targeted geographical regions. We plan to maintain our technical advantage over competitors by further extensively investing in our NFV and cloud-based solutions.

Key elements of our strategy include:

●	Targeting CSPs who are evaluating and/or migrating to NFV. The majority of the industry’s largest CSPs are either evaluating NFV or have started deploying virtualized solutions for their network functionality. We believe we are better positioned than competitors who offer service assurance and CEM solutions that do not support (or have not yet been deployed) in large-scale NFV environments. In order to transition to NFV, CSPs generally need to replace or upgrade their service assurance solution with a software that can support both existing networks as well as NFV-based architectures. Our solution, which monitors both existing networks and NFV, ensures a smooth migration and enables CSPs to future-proof their investment in a network intelligence solution. Our selection in December 2015 by AT&T has been noted by many CSPs, as this CSP is well regarded in leading the industry. As a result, as other CSPs look for vendors to support their existing networks and NFV, we believe we are well positioned to leverage our vast experience in true software-based and fully virtualized network intelligence in order to successfully expand our deployment base to other CSPs.

●	Investing in North America, Western Europe and developed markets. With our advanced deployment and our growing reputation as a technology leader in the industry, we are expanding our presence in North America and Western Europe and engaging with selected tier 1 and galaxy operators in developed markets, a segment of the overall geographical market where we expect a large share of investments taking place around NFV. Accordingly, we are focusing our sales and marketing activities on these regions. We are specifically engaging tier 1 and galaxy operators in those territories seeking to migrate or actively migrating to NFV for potential opportunities and cross-country implementation of our solutions.

●	Targeting service providers migrating to LTE, VoLTE and 5G. We have begun to benefit from the deployments by leading service providers of VoLTE and LTE networks. We are seeing increased deployments of multiple technology (3G, LTE, IMS and Next Generation Network) networks, which involve greater complexity and require more sophisticated network intelligence and CEM solutions than legacy networks. We believe that our ability to secure customers with deployments of our solution in multiple types of networks positions us to benefit from this trend.

●	Viewing ourselves as market leaders introducing to the market optimized costing models. As a true software-based company we offer our existing and potential customers an appealing commercial model that combines both predictable spending on capital and operating expenditures with lower spending on service assurance and CEM solutions, in comparison to the appliance-based legacy solutions our competition continues to offer. With our optimized commercial model, we offer our customers several alternatives that enable them to grow their business and traffic on the network without impacting their spending with the Company. As NFV market leaders, we participate in key industry programs such as Intel Network Builders, Amdocs Network Cloud Service, OpenNFV Partner Program. Open Source MANO (OSM) and ECOMP (Enhanced Control, Orchestration, Management & Policy). The ECOMP platform was created by AT&T, committed to open source in February 2017 and is now part of ONAP (Open Network Automation Platform) which is the merger of Open Source ECOMP and Open-O, two of the leading open source MANO initiatives.

●	Driving business expansion and long-term relationship with our install base. Our solutions are typically purchased initially for a specific purpose within a CSP. As other parts of a CSP’s organization seek to use our solution for other purposes, we benefit from additional sales. Furthermore, as CSPs upgrade and expand their networks, such as adding capacity or launching new services, our customers tend to purchase additional solutions from us, assuring end-to-end monitoring of their subscribers’ behavior.

●	Focusing our network insight capabilities to enhance the business value of our solution. We aim to position our MaveriQ analytics as extending our business intelligence suite beyond standard reporting and dashboards to include advanced capabilities ranging from ad hoc querying, self-business intelligence (BI), multi-dimensional analyses, data mining, forecasting and optimization. We aim to have our MaveriQ analytics being used for improving core operations, customer experience management and marketing for discerning trends and creating forecasts, allowing the CSP to gain insights in real-time. Through the addition of new offerings such as those offered by Network Visibility, we aim to provide end-to-end network visibility from virtual tapping point to network insights.

Products and Solutions

Our Network Intelligence portfolio includes RADCOM Service Assurance (MaveriQ), RADCOM Network Visibility and RADCOM Network Insights.

RADCOM Service Assurance (MaveriQ)

MaveriQ is a “first to market,” cloud-native, NFV, next-generation, probe-based service assurance solution. MaveriQ is the first solution to support NFV networks and can be deployed, in its entirety, on virtualized and/or bare metal servers using the same software. This enables customers to use MaveriQ on their physical and cloud infrastructures as they transition from legacy hardware-based networks to NFV-based virtualized networks.

MaveriQ allows CSPs to carry out end-to-end voice and data quality monitoring and to manage their networks and services. MaveriQ offers users a full array of analysis and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting from tapping point to network insights.

MaveriQ consists of a powerful and user-friendly central management module and a broad range of passive software-based probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, LTE, IMS data and others. Signaling and media attributes and quality measurement extended detail records collected from the probes in the QManager (the central site-management software) are stored in the solution’s embedded database. These can then be used by either the QExpert (the Web-based analysis and reporting module) or the Dashboard (the Web-based user interface) to perform service performance analysis, drilldown and troubleshooting on KPIs and KQIs.

MaveriQ monitors multiple types of services such as voice, video and data, employing a comprehensive array of services and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, MaveriQ offers the service provider full end-to-end visibility of the network across technologies. MaveriQ displays performance and quality measurements from both the signaling and the user planes, based on a broad range of passive software-based probes, which are installed on standard, non-proprietary third-party hardware that function together with MaveriQ to deliver essential functionality.

MaveriQ offers a seamless integration between traditional network monitoring and troubleshooting solutions. MaveriQ provides an advanced set of service assurance monitoring applications: network troubleshooting, network quality monitoring, service quality monitoring, customer quality of service monitoring, and customer service level agreements monitoring.

MaveriQ is designed to enable CSPs to succeed in their efforts to address significant technology challenges, including:

●	deployment of next-generation networks such as LTE, high-speed downlink packet access and Triple Play;
●	integration of new architectures such as HSPA, LTE, VoLTE and IMS;
●	migration of the network core to IP technology using IMS or SIGTRAN;
●	successful delivery of advanced, complex services such as VoIP IMS and video conferencing; and
●	pro-active management of call quality on existing and next-generation service providers’ production networks, along with maintenance of high-availability, high-quality voice services over packet telephony.

CSPs use MaveriQ for a wide array of use cases, such as:

Customer and Service Assurance

●	Troubleshooting – MaveriQ enables CSPs to “drill down” to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.
●	Performance monitoring – CSPs use MaveriQ to analyze the behavior of network components and customer network usage to understand trends and performance level and optimization, with the goal of identifying faults before they compromise the end-user experience
●	Fault detection – CSPs use MaveriQ’s automatic fault detection and service KPIs to alert them to network problems as they arise.
●	Pre-Mediation – MaveriQ generates the call detail records (CDRs) needed to feed third-party operations support systems or other solutions.

Roaming and Interconnect Analysis

MaveriQ can be used by CSPs to monitor their roaming and interconnect traffic. By identifying problematic links, CSPs are able to avoid revenue loss, to detect problems with specific roaming partners, and to manage interconnection KPIs.

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

MaveriQ provides the visibility and invaluable data for CSPs to manage both network and service performance and to ensure quality of service for its subscribers. MaveriQ monitors a wide range of measurement sessions that are meaningful to the end user. By analyzing these measurements in real time and applying business intelligence, MaveriQ provides insight not only into the end user quality of experience but also into the corresponding quality of the service provider’s TCP/IP network.

Our MaveriQ CEM solution includes the following features:

●	Qinsight delivers rich, interactive dashboards and visualizations, with options to drill, sort, filter, and group the data on the fly with smart drag-and-drop capabilities. This lets the CSP filter through huge amounts of network and subscriber data to focus on specific areas for deep marketing insights. Qinsight also provides advanced data analytics: trending, forecasting, priority ranking, period over period, states and formulas as well as self-BI that provides the CSP a user-initiated, easy ad hoc dashboard creation and customization tool.

●	Network insights provides analytics which allows the CSP to understand usage patterns and data to build a plan and leverage the insight and data we provide from the network to build and update service profile, that better fits the needs of the customer, and to stay ahead of competitors. Marketing Analytics aggregates and correlates data from network, device, app and browsing usage, framing a comprehensive 360° view of the customer. This allows CSPs to deliver a truly personalized service, with adjusted subscriber plans, optimized device troubleshooting, enhanced upsell options, and more effectively marketed campaigns.

●	Customer Care Application, or QiCare, helps CSPs reduce churn by monitoring and maintaining a high level of satisfaction for the individual subscriber, groups of subscribers, and the entire subscriber base. QiCare allows CSPs to view subscriber reports for individual subscribers and helps them to understand the subscriber’s behavior and the quality of the different services being used online.

●	QVIP provides service level reports for defined subscriber groups. In today’s saturated telecom market, subscribers often abandon their CSP due to frustration over quality of service, with customer churn contributing to significant loss of revenue. RADCOM’s QVIP application helps CSPs monitor and maintain a high level of satisfaction for the individual subscriber, a group of subscribers and the entire network.

●	QRoam yields detailed roaming analysis, enabling service providers to continually verify the quality of service subscribers are receiving as they roam. Network issues are more rapidly resolved, and voice and data services are maintained at a high standard for all the CSP’s roaming subscribers as well as incoming roaming customers, increasing revenue rewards.

●	QMyHandset enables identification of problematic handsets and provides analysis of the cause of the problem. By identifying problematic handsets, CSPs can quickly make the required adjustments to their network to provide support for more handset models, thus improving the customer experience and hopefully preventing customer churn.

●	QCell analyzes performance quality and QoE by geographical cell and cell sector. QCell identifies underutilized or congested cells by location and time frame, letting you know where to realign or redistribute cell traffic. QCell also shows location-based service utilization for marketing statistics purposes.

RADCOM Network Visibility

Network Visibility, launched in February 2018, disrupts the traditional network packet broker model. Utilizing its advanced smart load balancing capabilities, Network Visibility cost effectively provides operators with end-to-end network visibility for NFV networks. Working in unison with MaveriQ, Network Visibility is fully automated under ETSI compliant NFV orchestration for onboarding and configuration and provides operators with on-demand capabilities, auto-scaling, and auto-healing as well as seamless upgrades.

Network Visibility is designed to enable CSPs to:

●	manage, scale and load balance the network traffic intelligently and efficiently;
●	gain 100% visibility of east-west traffic, inter-VM traffic;
●	automate and synchronize visibility and assurance, onboarding and configuration;
●	smartly distribute traffic between the network intelligence probes without having to duplicate traffic and waste network resources;
●	proficiently load balance Mobility Management Entity (MME)/IMS traffic with deciphering support;
●	intelligently analyze and filter traffic with application-based routing;
●	save network and bandwidth resources by filtering traffic at the tapping point; and
●	efficiently manage and deploy a centralized management solution.

Network Visibility offers operators an integrated cloud-native visibility solution that ensures intelligent traffic distribution, load balancing and full end-to-end visibility across virtual networks, and provides advanced packet broker capabilities, like packet de-duplication, secure socket layer decryption and packet slicing. As a cloud-native solution, our Network Visibility has no dedicated hardware limitations and can be dynamically deployed and scaled efficiently with an NFV distributed approach to high scale packet brokering.

Network Visibility’s plays a critical role in managing network performance and aggregating live data from the network, performing session-aware load balancing and filtering before carefully optimizing the traffic flow to MaveriQ virtual probes. Under a unified management solution, Network Visibility is deployed and configured with a simple drop and drag graphic user interface that provides operators with direct interfaces to a suite of troubleshooting tools. This approach can deliver significant cost savings as operators can analyze traffic before it reaches the service assurance tools. Furthermore, with powerful filtering capabilities, Network Visibility’s visibility layer can identify and manage specific data, thus significantly saving on the use of network resources by filtering the amount of data delivered to MaveriQ.

RADCOM Network Insights –

RADCOM Network Insights, or Network Insights, provides CSPs with real-time actionable business and marketing insights, which are customer centric while still maximizing revenue streams across the organization. These insights provide full network visibility, allowing the CSP to proactively locate and resolve any performance issues as quickly as possible, leading to an improved customer experience and reduced churn.

Network Insights’ sophisticated tools are delivered via a powerful data virtualization suite. This enables the CSP to pinpoint necessary data for actionable insights which are required to improve the CSP’s customers QoE and therefore to improve the CSP’s capital efficiency.

Sales by Product Line

The following table shows the breakdown of our consolidated sales for the fiscal years 2017, 2016 and 2015 by product line:

	Year ended December 31,
	2017	2016	2015
	(In millions of U.S. dollars)
MaveriQ	$33.4	$28.8	$18.5
Others	$3.8	$0.7	$0.2
Total	$37.2	$29.5	$18.7

Sales and Marketing Organization

We sell to customers throughout the world mainly via direct channels, including through our sales representatives in Europe and in Asia, but also via indirect channels.

Direct channels:

Most of our sales are made through a direct channel, whereby our customers (the end-users) enter into an agreement directly with us. During 2017, this direct channel was used mainly in North America, South America and Asia.

In North America, we operate through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market.  Our solutions are sold to end-users in North America either by RADCOM US or by RADCOM Ltd.

In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly.

In India, we operate through RADCOM India, which primarily provides marketing services and customer support worldwide.

Elsewhere, our solutions are primarily sold to the end-users directly by RADCOM Ltd., including through our sales representatives in Europe and in Asia, and supported by local representatives and subcontractors in the local market.

Indirect channels:

In several markets we sell our solutions through independent distributors and resellers who market our solutions.

We continue to search for new distributors and resellers to penetrate new geographical markets and new customers, and to better serve our target markets.

Our distributors and resellers serve as our local representative in certain countries as part of our sales, marketing and support team. They help sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2017	2016	2015	2017	2016	2015
North America	25.1	19.2	1.0	67.5	65.1	5.4
Europe	0.8	0.9	1.2	2.2	3.1	6.4
Asia (excluding Philippines)	0.4	0.3	0.6	1.1	1.0	3.1
Philippines	4.5	5.0	8.1	12.1	16.9	43.2
South America (excluding Brazil)	0.9	0.8	2.4	2.4	2.7	13.2
Brazil	1.8	2.5	3.5	4.8	8.5	18.7
Others (including Israel)	3.7	0.8	1.9	9.9	2.7	10.0
Total revenues	37.2	29.5	18.7	100%	100%	100%

Competition

The market for our solutions is competitive, and we expect that competition will continue in the future, both with respect to solutions that we are currently offering and solutions that we are developing. Our principal competitors include Anritsu, Empirix, Ericsson, Exfo, Huawei, NetScout, Nokia, Polystar, Nexus and Viavi. In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do. Furthermore, the transition to NFV and software-based solutions could possibly open the market to new competitors or bring in competitors from adjacent markets. For more information, see “Item 3.D-Risk Factors- Risks Related to Our Business and Our Industry.”

We believe that we are differentiated from our competitors due to:

●	our leadership in providing cloud-native service assurance solutions for NFV networks;
●	our experience deploying NFV solutions with Tier 1 CSPs such as AT&T;
●	our advanced technology offering which provides end-to-end network visibility from virtual tapping point to network insights;
●	our multi-technology correlation capabilities that support all major technologies – 3G, 4G, LTE, IMS, VoLTE and VoIP - within the same solution;

●	our solution being full software-based providing cost-efficiency, rapid deployment times and agility in development;
●	our support for both physical and NFV networks to allow CSPs who have yet to transform to the NFV, to accelerate NFV deployments and smoothly transition from physical infrastructure whilst using the same solutions;
●	our proven flexibility and responsiveness in a dynamic customer and technology environment; and
●	our engineering expertise.

In addition, CSPs are facing strong competition both from other CSPs and from over-the-top, or OTT, players who are offering more and more similar services. In order to fight for the end customers’ satisfaction, CSPs will need to gain deeper insight into customer behavior, enabling them to tailor processes based on customer preferences.

Following our strategic deployment with AT&T and an additional tier 1 CSP and our progress in engaging new customers thereafter, we believe that we are the leader in NFV, cloud-native network intelligence solutions for CSPs transitioning to NFV.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and our strategic goal list to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

●	Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors, and Original Equipment Manufacturer, or OEM, partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We may provide our customers with a free warranty period which includes bug-fixing and a warranty on our solutions. After the initial warranty period, we offer extended warranties which can be purchased for multi-year periods. Generally, the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the solutions.
●	Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our solutions and guide our R&D roadmap.
●	Regional technical support: As the sale of a system and solutions requires a high level of technical skill, we decided to enhance our support with local experts located in our regional offices. This strategy is advantageous in terms of the time zone, culture and language. For example, in our Brazil and India offices we established local support teams responsible for first level engagements with customers (tier 1).
●	Support of our representatives and distributors: We provide a high level of pre- and post-sale technical support to our distributors and representatives in the field. We use a broad range of channels to deliver this support, including help desks, technical training and others.

Seasonality of Our Business

In addition to general market and economic conditions, such as overall industry consolidation, the pace of adoption of new technologies, and the general state of the economy, our orders are affected by seasonality in our customers’ capital spending plans and patterns. For example, our first quarter orders are usually lower compared to the last quarter of the previous year, and often are the lowest of the year.

Development Facilities

Our corporate office and development facilities are located in Tel Aviv, Israel, and consist primarily of software development, testing, quality control and installation.

Research and Development

In 2017, most of our research and development efforts focused on developing and enhancing our NFV solutions to meet the stringent requirements of top tier CSPs having a large subscriber base and a high level of expertise. We expect to continue to invest significant efforts in enhancing our NFV solutions in 2018 and in developing new features and solution offerings such as our Network Visibility solution launched in February 2018.

The industry in which we compete is subject to rapid technological developments, evolving industry standards, changes in customer requirements, and new product introductions and enhancements.

As a result, our success depends in part upon our ability to continue to enhance our existing solutions and to develop and introduce new solutions that improve performance and reduce total costs on a cost-effective and timely basis.

We intend to continue developing solutions that meet key industry standards, support important protocols as they emerge, and maintain our technological leadership.

Our gross research and development costs were approximately $10.6 million in 2017, $8.0 million in 2016, and $6.1 million in 2015, representing 28.4%, 27.3%, and 32.5% of our sales, respectively. Aggregate research and development expenses funded by the IIA were approximately $1.6 in 2017, $1.7 million in 2016, and $1.6 million in 2015. For more information on the IIA, see “Israel Innovation Authority” below. We expect to continue to invest significant resources in research and development.

As of December 31, 2017, our research and development staff consisted of 84 employees in Israel and 5 employees in India an increase of 11 employees compared to December 31, 2016. A significant part of our research and development activities take place at our facilities in Tel Aviv.  We occasionally use independent subcontractors for portions of our development projects.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, which are subject to provisions of the R&D Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the R&D Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. As of December 31, 2017, royalties ranging from 3% to 5% and are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

The R&D Law provides that the IIA is authorized to determine the ownership requirements of know-how developed under an approved research and development program and/or rights associated with such know-how including intellectual property, which is not the product that was developed under such program, or the Funded Know-How. Among others, the IIA may determine that certain Funded Know-How can be transferred to third parties in Israel only if such transferee company will also be subject to the same terms and conditions that were levied upon the transferor company under the R&D Law prior to the transfer of such know-how.

The R&D Law, further provides that Funded Know-How may not be transferred to any third parties outside of Israel, unless certain requirements are met, as determined in each project separately. The IIA may approve the transfer of Funded Know-How from Israel to abroad, generally, in the following cases: (a) the grant recipient pays to the IIA up to 600% of the total amount of the grants in consideration for such Funded Know-How, and an additional payment of annual interest and linkage differences ; (b) if the grant recipient receives an alternative know-how from a third party in exchange for its Funded Know-How, subject to certain requirements, among which the alternative know-how will generate higher revenues than the Funded Know-How for the company; (c) if such transfer of Funded Know-How arises in connection with certain types of cooperation in research and development activities; or  (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient and the Funded Know-How is sold for a lower price than the amount of funds invested in it, in which case the payment set forth in (a) may be reduced.

The R&D Law generally imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The R&D Law requires the grant recipient and its controlling shareholders or the foreign interested party of such grant recipient to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the grant recipient that results in a non-Israeli citizen or non-Israeli resident or corporation incorporated in Israel becoming an interested party directly in the grant recipient, and requires the new interested party to undertake to the IIA to comply with the R&D Law. In addition, the IIA may require additional information or representations in respect of such events.  For R&D Law purposes, “control” is defined as the ability to direct the activities of a corporation except the ability that stems from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” generally refers to voting rights in a company’s shareholders meeting or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Amendment No. 7 to the R&D Law became effective on January 1, 2016 and established the formation of the IIA in place of the Office of the Chief Scientist.  Accordingly, pursuant to Amendment No. 7, it is expected that the IIA may establish new guidelines and/or amend the existing guidelines regarding the R&D Law and/or regulations thereunder. Consequently, Amendment No. 7 creates uncertainty with respect to the terms of our existing and/or future IIA programs and incentives as we do not know what guidelines will be adopted by the IIA or will be amended by it.

In each of the last ten fiscal years, we have received royalty-bearing grants from the IIA. As of December 31, 2017, our total contingent liability to the IIA in respect of grants received including accumulated interest and accumulated royalties paid was approximately $45.8 million.

In May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009. See “Item 3.D. Risk Factors–Risks related to our Business and Our Industry”.

Binational Industrial Research and Development Foundation

Although we have not received any new grants since 1996 and have not been required to pay any royalties since 2003, we have in the past received funding for the research and development of products from the Israel-U.S. Binational Industrial Research and Development Foundation, or the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2017, our contingent liability to the BIRD Foundation for funding received was approximately $376,000.  Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation.

Indian Subsidiary and China Office Funding

In April 2012 and in April 2014, the Israeli Ministry of Economy, or MOE, approved our application for funding to help set up our Indian subsidiary and China office, respectively, as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India and China. The grant was intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India and China, based on the approved budget for the plan for a period of three years. We are currently in the process of winding down our China office.

We are obligated to pay to the MOE, over a period of five years commencing as of the lapse of the third anniversary of the grant, royalties of 3% of increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received.

As of December 31, 2017, the total amount of marketing grants received from the MOE with respect to our offices in China and our subsidiary in India is approximately $668,000. As of December 31, 2017, no liability had been accrued.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our solutions and technologies. We own a registered trademark for the name Omni-Q®. We currently have three pending patent applications in the United States, and we are in the process of filing additional patent applications.  In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with suppliers and sub-contractors who have access to sensitive information.

Employees

Our total headcount as of December 31, 2017 was 214, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	84	48	3	16	151
India	5	19	-	1	25
United States	-	16	-	3	19
Brazil	-	7	-	2	9
Other	-	10	-	-	10
Total	89	100	3	22	214

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. With the exception of employees located in Brazil, none of our employees are represented by labor unions.

Although we are not a party to a collective bargaining agreement in Israel, we are subject to certain provisions of collective bargaining agreements among the Histadrut (General Federation of Labor in Israel), or the Histadrut, and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association), or the CBEO, that are applicable to our Israeli employees by virtue of expansion orders of the MOE, including transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. Israeli labor laws are applicable to all of our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as “Managers Insurance” or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 13.7% and 16.6% of the employee’s base salary. Pursuant to changes to Israeli law as well as collective bargaining agreements entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase from time to time.

Effective January 1, 2012, our employment agreements with new employees in Israel are in accordance with Section 14 of the Israeli Severance Pay Law – 1963, which provide that our contributions to severance pay fund shall cover our entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve us from any further severance obligation and no additional payments shall be made by us to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as we are legally released from severance obligation to employees once the amounts have been deposited, and we have no further legal ownership on the amounts deposited. Consequently, effective from January 1, 2012, we increased our contribution to the deposited funds to cover the full amount of the employees’ salaries.

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401k contributions, in an aggregate amount equal to approximately 17.1% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount that varies from 4% - 54% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an amount equal to 26% of the employee’s salary.

C.	ORGANIZATIONAL STRUCTURE

In January 1993, we established RADCOM US, which conducts the sales, marketing, and customer support of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments, for the purpose of making various investments, including the purchase of securities. In 2010, we established RADCOM Brazil, which conducts the sales, marketing and customer support of our products in Brazil. In 2012, we established RADCOM India, which primarily provides marketing and customer support services worldwide. The following is a list of our subsidiaries, each of which is wholly-owned:

Name of Subsidiary	Jurisdiction of Incorporation
RADCOM, Inc.	New Jersey
RADCOM Investments (96) Ltd	Israel
RADCOM do Brasil Comercio, Importacaoe Exportacao Ltda	Brazil
RADCOM Trading India Private Limited	India

D.	PROPERTY, PLANTS AND EQUIPMENT

We currently lease an aggregate of approximately 22,830 square feet of office space in Tel Aviv, Israel, from affiliates of our principal shareholders.

This space includes our development facilities, which consist primarily of programming, documenting, quality control, testing and bug fixing, as well as from time to time, installation of software components on third party hardware.

In 2017 we paid to affiliates of our principal shareholders aggregate annual lease and maintenance payments in the sum of approximately $749,000 for our Tel Aviv offices. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 4,604 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholders under a lease expiring April 31, 2018. Effective May 1, 2018, we will lease an aggregate of approximately 5,946 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholder. In 2017, our aggregate annual lease payments for such premises were approximately $69,000.

We also lease an aggregate of approximately 1,593 square feet of office space in Brazil and 845 square feet in India. The aggregate annual lease payments for those premises in 2017 were approximately $45,000 and $107,000.

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

Overview

We provide insight network solutions for CSPs. Our world leading, innovative solutions are uniquely positioned to fulfill the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on NFV networks and non-virtual networks.

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

We continue to believe that a main part of our growth will be the continue deployment of LTE, VoLTE, Triple Play and 3G networks.

We followed the below sales strategy in 2017 in order to expand our sales pipeline and revenues:

●	We focused on leveraging our AT&T NFV implementation and our win with an additional tier 1 operator to expand our value proposition to additional carriers in North America, Europe and select carriers from other developed markets which are taking steps toward transition to NFV;
●	In parallel, in developing markets, including South America, Eastern Europe and Asia, we targeted customers rolling out LTE, IMS, 3G and VoIP services; this included expanding our business with our key existing customers and other carries in those territories;
●	We invested in and expanded our sales and marketing resources including through the engagement of local representatives in Europe and in Asia;
●	We invested in and expanded our professional services team and resources to meet our customers’ deployment, customization and support requirements and to allow us to successfully deliver multiple proof of concept demonstrations to potential new customers;
●	We pursued strategic partnerships, including OEM partnerships, and teaming agreements; and
●	We took part and continue to take part in leading technology programs for NFV, including Open Source MANO (OSM) and AT&T’s ONAP - Open Network Automation Platform.

In 2017, we expanded our MaveriQ solution to additional virtualized solutions and created the RADCOM Network Intelligence portfolio. Our leadership in virtualized solutions has contributed to our 2017 results. We believe that our leading NFV-ready solutions will be the leading factor for our revenues in 2018.

Revenues. In general, our revenues are derived from sales of our products or solutions, fixed-price projects, and sales of extended warranty and support services. Revenues consist of gross sales, less discounts and refunds, when applicable. In May 2014, the Financial Accounting Standards Board, or FASB, issued a new Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). For further information regarding this new ASU and its impact on our financial results see “Item 5.B—Liquidity and Capital Resources — Critical Accounting Policies and Estimates”.

Cost of revenues.  Cost of revenues consists of labor and related costs, including costs incurred in software development customization for projects and deployment costs, the use of hardware, inventory write-offs, packaging, importation taxes, shipping and handling costs, license fees for software components of third parties, warranty expenses, allocation of overhead expenses, subcontractors’ expenses, royalties to the IIA and share-based compensation. As part of our plan to reduce product cost and improve flexibility, we shifted during the last few years to a model whereby we install our software-based solutions on standard, non-proprietary third-party hardware that functions together with our software to deliver the product’s essential functionality.

The cost of revenues increased mainly due to cost of projects, that comprised mainly of employees’ salaries and related costs incurred in software development customization of the Company’s solution.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the bargaining power of larger clients, the number of employees that we have in operations, deployment, software development customization and customer support, and integration of third party software components into our own.

Research and Development expenses, Net.  Research and development expenses, net consist primarily of salaries and related expenses, including share-based compensation, and, to a lesser extent, payments for subcontractors and overhead expenses. Overhead expenses consist of a variety of costs, including rent, office and associated expenses. The R&D expenses have been partially offset by royalty-bearing grants from the IIA.

Sales and Marketing expenses, Net.  Sales and marketing expenses, net consist primarily of salaries and related expenses, including share-based compensation, commissions to representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, and overhead expenses, net of grants received from the MOE.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses including share-based compensation, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Income, Net.   Financial income, net, in 2017 and 2016, consist primarily of interest earned on bank deposits, bank charges, and gains or losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies.

Summary of Our Financial Performance for the Fiscal Year Ended 2017 Compared to the Fiscal Year Ended 2016

For the year ended December 31, 2017, our revenues were approximately $37.2 million, compared to approximately $29.5 million in 2016, reflecting an increase of approximately 26%. We used approximately $10.6 million in cash in operating activities during 2017, compared to approximately $9.5 million provided from operating activities in 2016. Our net income for the year ended December 31, 2017 was approximately $2.9 million, compared with a net income of approximately $1.9 million for 2016.

As of December 31, 2017, our cash and cash equivalents and short-term bank deposit totaled approximately $62.6 million, compared with approximately $42.9 million as of December 31, 2016. The improvement in our cash and cash equivalents and short-term bank deposit in 2017 was mainly due to net proceeds of approximately $30.2 million received from our follow-on public offering completed in 2017.

Our 2017 net income includes non-cash expenses due to share-based compensation of approximately $2.2 million.

Our revenues increased relatively more than our cost of revenues which resulted in an increase of our gross margin to approximately 72% in 2017 compared with approximately 70% in 2016. The increase in our gross margin derives from a change in product mix sold during 2017 compared with 2016 resulting in higher margins.

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

A.	OPERATING RESULTS

Financial Data for Year Ended December 31, 2017 compared with Year Ended December 31, 2016

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2017	2016
Revenues	100%	100%
Cost of revenues	28.2	30.4
Gross profit	71.8	69.6
Operating expenses:
Research and development	28.4	27.3
Less royalty-bearing participation	4.3	5.7
Research and development, net	24.1	21.6
Sales and marketing ,net	29.5	28.9
General and administrative	11.2	15.3
Total operating expenses	64.8	65.8
Operating income	7.0	3.8
Financial income, net	1.0	2.8
Income before taxes on income	8.0	6.6
Taxes on income	(0.2)	(0.1)
Net income	7.8	6.5

Revenues.  In 2017, our revenues increased by approximately 26% compared to 2016 as follows: an increase of approximately $8.6 million in project revenues and an increase of approximately $0.3 million in warranty and support revenues offset by a decrease of approximately $1.2 million in revenues from product and related services. The increase in project revenues reflects mainly the execution and expansion of the deal with Amdocs software, in connection with the AT&T engagement.

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions”.

Revenues by product line
	Year ended December 31, (In millions of U.S. dollars)		% Change
	2017	2016	2017 vs. 2016
MaveriQ	33.4	28.8	16
Others	3.8	0.7	443
Total revenues	37.2	29.5	26

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2017	2016	2017	2016
North America	25.1	19.2	67.5	65.1
Europe	0.8	0.9	2.2	3.1
Asia (Excluding Philippines)	0.4	0.3	1.1	1.0
Philippines	4.5	5.0	12.1	16.9
South America (Excluding Brazil)	0.9	0.8	2.4	2.7
Brazil	1.8	2.5	4.8	8.5
Others (including Israel)	3.7	0.8	9.9	2.7
Total revenues	37.2	29.5	100%	100%

In 2017, the Company had two customers in the United States and the Philippines that amounted to approximately $24.5 million and approximately $4.5 million, respectively, of the total consolidated revenues. In 2016, the Company had two customers in the United States and in the Philippines, that amounted to approximately $18.3 million and approximately $5 million, respectively, of the total consolidated revenues.

Cost of Revenues and Gross Profit
	Year Ended December 31, (in millions of U.S. dollars)
	2017	2016
Products and related services	4.7	5.6
Projects	5.3	2.9
Warranty and support	0.5	0.5
Total cost of revenues	10.5	9.0
Gross profit	26.7	20.5

Cost of Revenues.  During 2017, our gross profit as a percentage of revenues, calculated to include variable costs which include salaries and related expenses, software development customization, use of hardware, royalties to the IIA, license fees paid to third parties, warranty expenses and inventory write-off, was approximately 72% compared to approximately 70% in 2016, which reflected a larger increase in our revenues as compared to the increase in our cost of revenues. The increase in our cost of revenues is attributed mainly to cost of salaries and related expenses associated with software development customizations incurred in projects. The increase in our gross profit was attributed to a change in product mix sold in 2017 compared to 2016 resulting in higher margin revenues as well as a decrease in the cost of hardware used and inventory write-off.

Our cost of revenues for 2017 includes an expense of approximately $189,000 for share-based compensation in 2017, as compared to approximately $118,000 for share-based compensation in 2016.

The following table provides the operating costs and expenses of the Company in 2017 and 2016 as well as the percentage change of such expenses in 2017 as compared to 2016.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2017	2016	2017 vs 2016
Research and development	10.6	8.0	32.5
Less royalty-bearing participation	1.6	1.7	(5.9)
Research and development, net	9.0	6.4	40.6
Sales and marketing, net	11.0	8.5	29.4
General and administrative	4.2	4.5	(6.7)
Total operating expenses	24.2	19.4	24.7

Research and Development Expenses. Research and development expenses, gross, increased from approximately $8 million in 2016 to approximately $10.6 million in 2017. As a percentage of total revenues, research and development expenses, gross, increased from approximately 27.3% in 2016 to approximately 28.4% in 2017. The increase in our gross research and development expenses is attributable mostly to the increase in the number of employees, sub-contractors and related expenses. As of December 31, 2017, we employed 89 research and development engineers, compared to 78 as of December 31, 2016. Our research and development costs included an expense of approximately $473,000 for share-based compensation in 2017 and approximately $625,000 for share-based compensation in 2016.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses, Net.  Sales and marketing expenses increased from approximately $8.5 million in 2016 to approximately $11.0 million in 2017. The increase in our sales and marketing expenses from 2016 to 2017 is mainly attributable to an increase in the number of employees. As a percentage of total revenues, sales and marketing expenses increased from 28.9% in 2016 to 29.5% in 2017. Our sales and marketing expenses included an expense of approximately $499,000 for share-based compensation in 2017 and approximately $199,000 for share-based compensation in 2016.

General and Administrative Expenses.  General and administrative expenses decreased from approximately $4.5 million in 2016 to approximately $4.2 million in 2017. The decrease in our general and administrative expenses from 2016 is mainly attributed to a decrease in share-based compensation. As a percentage of total revenues, general and administrative expenses decreased from 15.3% in 2016 to 11.2% in 2017. Our general and administrative expenses included approximately $1.1 million for share-based compensation in 2017 and approximately $1.5 million for share-based compensation in 2016.

Financial Income, Net. In 2017, the financial income, net, was approximately $389,000 compared to financial income, net, of approximately $816,000 in 2016. The change in our financial expenses, net from 2016 is attributed to an increase in foreign currency translation expenses.

Taxes on Income.  In 2017, we recorded tax expenses of approximately $83,000, compared to approximately $24,000 in 2016, reflecting withholding taxes that were deducted by our customers as well as tax expenses of RADCOM India.

Financial Data for Year Ended December 31, 2016 compared with Year Ended December 31, 2015

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2016	2015
Revenues	100%	100%
Cost of revenues	30.4	23.2
Gross profit	69.6	76.8
Operating expenses:
Research and development	27.3	32.5
Less royalty-bearing participation	5.7	8.5
Research and development, net	21.6	24.0
Sales and marketing, net	28.9	42.0
General and administrative	15.3	12.8
Total operating expenses	65.8	78.8
Operating income (loss)	3.8	(2.0)
Financial income (expenses), net	2.8	(2.3)
Income (loss) before taxes on income	6.6	(4.3)
Taxes on income	(0.1)	(0.7)
Net income (loss)	6.5	(5.0)

Revenues.  In 2016, our revenues increased by approximately 58% compared to 2015 as follows: a decrease of approximately $6.9 million in revenues from product and related services, an increase of approximately $16.9 million in projects and increase of approximately $0.8 million in warranty and support revenues. The increase in projects revenues and the decrease in product and related services reflect the execution of the deal with Amdocs software, in connection with the AT&T engagement.

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions”.

Revenues by product line
	Year ended December 31, (In millions of U.S. dollars)		% Change
	2016	2015	2016 vs. 2015
The MaveriQ	28.8	18.5	56
Others	0.7	0.2	250
Total revenues	29.5	18.7	58

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2016	2015	2016	2015
North America	19.2	1.0	65.1	5.4
Europe	0.9	1.2	3.1	6.4
Asia (excluding Philippines)	0.3	0.6	1.0	3.1
Philippines	5.0	8.1	16.9	43.2
South America (excluding Brazil)	0.8	2.4	2.7	13.2
Brazil	2.5	3.5	8.5	18.7
Others (including Israel)	0.8	1.9	2.7	10.0
Total revenues	29.5	18.7	100%	100%

In 2016, the Company had two customers in the United States and the Philippines that amounted to approximately $18.3 million and $5 million, respectively, of the total consolidated revenues. In 2015, the Company had two customers in the Philippines and Brazil, which amounted to approximately $8.1 million and $2.7 million, respectively, of the total consolidated revenues.

Cost of Revenues and Gross Profit
	Year Ended December 31, (in millions of U.S. dollars)
	2016	2015
Products and related services	5.6	3.9
Projects	2.9	0.1
Warranty and support	0.5	0.3
Total Cost of revenues	9.0	4.3
Gross profit	20.5	14.3

Cost of Revenues.  During 2016, our gross profit as a percentage of revenues, calculated to include variable costs, which include salaries and related expenses, purchasing, royalties to the IIA, license fees paid to third parties, warranty expenses and write-off of inventory and import taxes, was approximately 70% compared to approximately 77% in 2015, which reflected the increase in our cost of revenues, mainly cost of salaries and related expenses associated with software development customization incurred in projects, costs of third party hardware and inventory write-offs.

Our cost of revenues included an expense of approximately $118,000 for share-based compensation in 2016, and approximately $33,000 for share-based compensation in 2015.

The following table provides the operating costs and expenses of the Company in 2016 and 2015, as well as the percentage change of such expenses in 2016 compared to 2015.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2016	2015	2016 vs 2015
Research and development	8.0	6.1	31.1
Less royalty-bearing participation	1.7	1.6	6.3
Research and development, net	6.4	4.5	42.2
Sales and marketing, net	8.5	7.8	9.0
General and administrative	4.5	2.4	87.5
Total operating expenses	19.4	14.7	32.0

Research and Development Expenses. Research and development expenses, gross, increased from approximately $6.1 million in 2015 to approximately $8.0 million in 2016. As a percentage of total revenues, research and development expenses, gross, decreased from 32.5% in 2015 to 27.3% in 2016. The increase in our gross research and development expenses from 2015 is attributed mostly to the increase in the number of employees, sub-contractors and related expenses. As of December 31, 2016, we employed 78 research and development engineers, compared to 51 as of December 31, 2015. Our research and development costs included an expense of approximately $625,000 for share-based compensation in 2016 and approximately $529,000 for share-based compensation in 2015.

Sales and Marketing Expenses, Net.  Sales and marketing expenses increased from approximately $7.8 million in 2015 to approximately $8.5 million in 2016. The increase in our sales and marketing expenses from 2015 is mainly attributed to an increase in the number of employees and subcontractors. As a percentage of total revenues, sales and marketing expenses decreased from 42.0% in 2015 to 28.9% in 2016. Our sales and marketing expenses included an expense of approximately $199,000 for share-based compensation in 2016 and approximately $380,000 for share-based compensation in 2015.

General and Administrative Expenses.  General and administrative expenses increased from approximately $2.4 million in 2015 to approximately $4.5 million in 2016. The increase in our general and administrative expenses from 2015 is mainly attributed to an increase in the share-based compensation and an increase in salary and related expenses. As a percentage of total revenues, general and administrative expenses increased from 12.8% in 2015 to 15.3% in 2016. Our general and administrative expenses included $1.5 million for share-based compensation in 2016 and approximately $467,000 for share-based compensation in 2015.

Financial Income (Expenses), Net. In 2016, the financial income, net, was approximately $816,000 compared to financial expenses, net, of approximately $433,000 in 2015. The change in our financial income (expenses), net from 2015 is attributed to an increase in foreign currency translation income of approximately $989,000 and an increase of approximately $260,000 in interest income due to higher cash balances in 2016.

Taxes on Income.  During 2016, we recorded tax expenses of approximately $24,000, compared to approximately $121,000 in 2015, reflecting withholding taxes deducted by our customers as well as tax expenses of RADCOM India.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and the financing activities are made in U.S. dollars. We also generate revenues in BRLs, euros and other currencies; however, we consider the U.S. dollar to be our functional currency. In the future additional revenues may be denominated in currencies other than U.S. dollars.

Since a significant portion of our expenses is in NIS, as we pay our Israeli employees’ salaries in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the US dollar. Fluctuations in exchange rates between the U.S. dollar, the BRL, euro, and other currencies in which we generate revenue, and the U.S. dollar, may also have an effect on our results of operations. With respect to our Brazilian subsidiary, the functional currency has been determined to be their local currency. Assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense. Based on our budget for 2018, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $621,000 per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2017, Israeli resident companies were generally subject to corporate tax at the rate of 24%. In January 1, 2018, the corporate tax rate was reduced to 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $32.6 million as of December 31, 2017. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E – Taxation.

Our effective corporate tax rate may exceed the Israeli tax rate. Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $12.6 million at December 31, 2017 for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

In 2017 and 2016, taxes on income included tax expenses which reflects withholding taxes deducted by our customers as well as tax expenses of RADCOM India.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds from our private and public offerings, proceeds from the exercise of options and warrants and royalty-bearing participation from the IIA and others. Cash and cash equivalents and short-term bank deposit at December 31, 2017, 2016 and 2015 were approximately $62.6 million, $42.9 million and $8.7 million, respectively.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Our foregoing estimate is based on, among other things, our current backlog and the pipeline for 2018. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2018. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash (Used in) Provided by Operating Activities. Net cash used in operating activities was approximately $10.6 million in 2017 as compared to net cash provided by approximately $9.5 million in 2016 and $1.9 million in 2015. The negative net cash flow in 2017 was primarily due to an increase in the trade receivables of approximately $15.9 million, a decrease in trade payables of approximately $1.2 million, an increase in inventories of approximately $0.6 million and an increase in other accounts receivable and prepaid expenses of approximately $0.5 million. This was partially offset by net income of approximately $2.9 million, share-based compensation and restricted shares of approximately $2.2 million, an increase in other accounts payable and accrued expenses of approximately $1.4 million, depreciation of approximately $0.5 million and an increase in employees and payroll accruals of approximately $0.5 million. The positive net cash flow in 2016 was primarily due to net income of approximately $1.9 million, share-based compensation and restricted shares of approximately $2.5 million, a decrease in inventories of approximately $0.8 million, an increase in the trade payables of approximately $1.3 million, an increase in deferred revenue and advances from customers of approximately $1.2 million and an increase in employees and payroll accruals of approximately $1.0 million.

The trade receivables and days of sales outstanding, or DSO, are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2017 increased to approximately $20.3 million from approximately $4.4 million in 2016, reflecting mainly new projects. We believe that continued expansion of our business may require continued investments in working capital as many customers require commercial terms which result in longer payment terms.

The increase in inventories in 2017 was mainly due to the increase in inventory delivered to customers for which revenue criteria have not been met and recognized.

Net Cash Used in Investing Activities.  Our investing activities generally consist of the purchase of equipment and investment in short-term bank deposit. Net cash used in investing activities in 2017 and 2016 totaled approximately $40.8 million and $1.3 million, respectively. In 2017 we invested approximately $40 million in a short-term bank deposit and approximately $0.8 million for the purchase of equipment. In 2016 we invested approximately $1.3 million for the purchase of equipment.

Net Cash provided by Financing Activities. In 2017, net cash provided by financing activities totaled approximately $31.1 million, including net proceeds received from our follow-on public offering completed in October 2017 of approximately $30.2 million and exercise of options of approximately $0.9 million. In 2016, net cash provided by financing activities totaled approximately $25.7 million, including net proceeds received from follow-on public offering completed in May 2016 of approximately $21.3 million, exercise of options of approximately $3.3 million and exercise of warrants of approximately $1.1 million.

Public offerings

In October 2017, we raised a net amount of approximately $30.2 million, after deducting underwriters’ discounts, commissions and other offering expenses, in a public offering, or the “2017 Public Offering”, by issuance of ordinary shares. Under the 2017 Public Offering, we issued 1,661,536 ordinary shares for aggregate gross proceeds of approximately $32.4 million, at a price to the public of $19.50 per ordinary share.

In May 2016, we raised a net amount of approximately $21.3 million, after deducting underwriters’ discounts, commissions and other offering expenses, in a public offering, or the “2016 Public Offering”, by issuance of ordinary shares. Under the 2016 Public Offering, we issued 2,090,909 ordinary shares for aggregate gross proceeds of approximately $23.0 million, at a price to the public of $11.00 per ordinary share. The investors in the 2016 Public Offering included Mr. Zohar Zisapel, our controlling shareholder, director and former Chairman of our Board of Directors, who purchased 200,000 ordinary shares at the public offering price.

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

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Please see “Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the R&D Law. We recorded such grants from the IIA in the total amount of approximately $1.6 million in 2017, $1.7 million in 2016 and $1.6 million in 2015. Pursuant to the specific terms of these grants, we are obligated to pay royalties at a range of 3%-5% of the revenues generated by sales of products (and certain related services) funded with these grants. In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2017, 2016 and 2015 were approximately $1,303,000, $1,033,000 and $655,000, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2017 were approximately $42.5 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2017, the accumulated interest was approximately $17.0 million, the accumulated royalties paid to the IIA were approximately $13.7 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $45.8 million. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2017, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $376,000. For additional information, see “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

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

We are obligated to pay to the MOE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. As of December 31, 2017, we have no contingent obligation to pay the MOE any royalties. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

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

Revenue recognition. Revenues from sales of products and related services are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is reasonably assured. Our products contain software components and non-software components that function together to deliver the product’s essential functionality.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. Our arrangements generally do not include any provisions for cancellation, termination or refunds that would significantly impact recognized revenue. Large-sized deals usually include acceptance criteria and since the delivery of such projects can take on average between six to eighteen months revenue recognition for such projects is delayed.

Our revenues are generated from sales to direct customers, resellers and to lesser extent independent distributors. Sales through resellers considered final per revenue recognition criteria. Sales to distributors are recognized on a “sale through” basis and therefore, revenues from these distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

We also generate sales through independent representatives. These representatives do not hold any of the Company’s inventories, and they do not buy products from us. We invoice the end-user customers directly, collect payment directly, and then pay commissions to the representative for the sales in their territory.

Revenues from fixed price contracts (Projects) that require significant customization, integration and installation are recognized based on ASC 605-35, “Construction-Type and Production-Type Contracts”, using the percentage-of-completion method of accounting based on a percentage that incurred labor effort to date bears, to total projected labor effort. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. During the year ended December 31, 2017, 2016 and 2015, the Company recognized revenues of approximately $26.2 million, $17.5 million and $622,000 from such contracts.

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence, or VSOE, if available, or third party evidence, or TPE, if VSOE is not available, or estimated selling price, or ESP, if neither VSOE or TPE is available. The Company determines the ESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition

Under our selling arrangements, we usually provide a one-year warranty, which includes bug fixing and a hardware warranty, or the Warranty, for our products. After the Warranty period initially provided with our products ends, we may sell extended warranty contracts on a standalone basis, which include bug fixing and a hardware warranty. Revenue related to extended warranty contracts is recognized pursuant to ASC 605-20-25, “Separately Priced Extended Warranty and Product Maintenance Contracts.” Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

In May 2014, FASB issued a new ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We adopted the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018.

The cumulative adjustment will decrease our accumulated deficit as of January 1, 2018 by approximately $337,000, while decreasing our deferred revenues by approximately $80,000, increasing our trade receivables by approximately $233,000 and increasing our other accounts receivable and prepaid expenses by approximately $24,000.

The most significant impact of the standard on our financial statements relates to differences in timing of revenue recognition under the new standard.

Inventories.  Inventory is written down based on excess and obsolete inventories determined primarily by future demand forecasts. Inventory write-downs are measured as the difference between the cost of the inventory and net realizable value, based upon assumptions about future demand, and are charged to the provision for inventory, which is a component of our cost of revenues. At the point of the loss recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

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

See “Item 4.B—Information on the Company—Business Overview—Research and Development,” “Item 4.B—Information on the Company—Business Overview—Proprietary Rights”, and “Item 5—Operating and Financial Review and Prospects—Research and Development” and “Item 5.A—Operating and Financial Review and Prospects—Operating Results”.

D.	TREND INFORMATION

During 2017, we saw an increased interest in NFV capable service assurance solutions as the first step in NFV transitions. Initial inquiries by CSPs into potential NFV migrations during 2016 and 2017 are now starting to evolve into proof of concept demonstrations and actual deployments.

We expect that the NFV market will continue to gain momentum during 2018 and beyond resulting in potential increased interest by CSPs in our solutions. Key benefits that CSPs will derive from NFV include faster time-to-market, enablement of new services, automatic scaling of resources up and down to fit the network’s dynamic nature, and significantly lower costs (both capital expenditures and operating expenses).

Customer experience is a major driver for CSPs to invest in solutions that enable to them to better monitor and proactively offer resolution and upgrade of quality of service.

As services become more technologically complex and their volumes increase, service quality becomes an issue that must be addressed and specifically must be virtualized to allow for end-to-end visibility across the different network areas. Our Network Intelligence solutions address this need by providing end-to-end network visibility from virtual tapping point to network insights.

E.	OFF–BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2017, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
		(in thousands of U.S. dollars)
Operating leases obligation (1)	$3,132	$998	$1,847	$246	$41
Open purchase orders (2)	198	198	-	-	-
Other long-term commitments (3)	521	-	-	-	-
Total	$3,851	$1,196	$1,847	$246	$41

(1)	Represents operating lease costs, consisting of leases for facilities and vehicles.
(2)	We purchase components from a variety of suppliers and vendors, in connection with the development and sales of our products.
(3)	In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli Severance Pay Law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2017, was approximately $3,573,000, of which approximately $3,052,000 was funded through deposits in severance pay funds, leaving a net obligation of approximately $521,000. The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will or are dismissed.

In addition, we are required to pay royalties of between 3% to 5% and 5% of the revenues derived from products incorporating know-how developed from research and development grants from the IIA and BIRD Foundation, respectively. As of December 31, 2017, our contingent liability to the IIA in respect of grants received was according to our records approximately $45.8 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately $376,000. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority”, and “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

We are also obligated to pay to the MOE royalties of 3% on the increased sales in the target market derived in India and China, with respect to the year during which the grant was approved (2012 and 2014, respectively), over a period of five years but not more than the total linked amount of the grant received by us. As of December 31, 2017, no liability was accrued.

Effect of Recent Accounting Pronouncements

See note 2, Significant Accounting policies, in Notes to the Consolidated Financial Statements in Item 18 of part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	64	Executive Chairman of our Board of Directors
Uri Har (1)(2)(3)(4)(5)	81	Director
Irit Hillel (1)(2)(4)(5)	55	Director
Matty Karp (2)(4)(5)	68	Director
Zohar Zisapel	69	Director
Yaron Ravkaie	49	Chief Executive Officer
Eyal Harari	41	Chief Executive Officer of RADCOM US
Ran Vered	39	Chief Financial Officer
Hilik Itman	46	Vice President, Research and Development
Harel Givon	45	Chief Business Officer
Rami Amit	52	Chief Technology Officer and Head of Product
Keren Rubanenko	41	Vice President Professional Services

(1)	External Director, pursuant to the Israeli Companies Law.
(2)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.
(3)	Chairman of Audit and Compensation Committees.
(4)	Audit Committee Member.
(5)	Compensation Committee Member.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as our Executive Chairman of our Board of Directors in September 2015. In addition, Ms. Bennun served as a consultant to the Company’s management for almost four years, beginning January 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. In 1988, Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq:ARLC), or Arel, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning. Ms. Bennun served as Arel’s CEO and CFO from 1988 until 1998, during which time Arel went public on the Nasdaq (1994). In addition, Ms. Bennun served as a director of Arel from 1988 until 1998 and as the vice-chairman of Arel’s board of directors from 1998 until 2001. In 1996, Ms. Bennun co-founded ArelNet Ltd. (formerly TASE: ARNT), or ArelNet, a pioneer in the field of Voice over IP. Ms. Bennun served as ArelNet’s CEO from 1998 until 2001, during which time ArelNet went public on the TASE. In 2004, Ms. Bennun resumed her position as ArelNet’s CEO and a director, until ArelNet was acquired by Airspan Network Inc. in 2005. From 2006 until 2009, Ms. Bennun served as the CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the Cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

Mr. Uri Har has served as a director since September 2006. He was the Director General of the Electronics and Software Industries Association of Israel from 1984 until 2006. Prior to that, Mr. Har served for 26 years in engineering and managerial positions in the Israeli Navy where his last assignment was the Israeli Naval Attaché in the United States and Canada. Among his various positions in the Israeli Navy, he served for three years (1977 - 1980) as Head of the Budget and Comptroller Department. He holds a B.Sc. and a M.Sc. in Mechanical Engineering from the Technion - Israel Institute of Technology.

Ms. Irit Hillel has served as a director since October 2007. She has spent the last 20 years as an entrepreneur and senior executive in digital media, technology and investment firms. She currently serves as Venture Partner at HP Tech Ventures, the corporate venture arm of HP Inc. (Nasdaq: HPQ), leading partnerships and strategic investments in early stage technology startups. She is also a board member of Imagesat NV. From 2005 until 2008 she was Managing Director at Magnolia Capital Partners, managing the operations in Israel of Thomas Weisel Partners and Nomura, providing investment banking services to Israeli high tech and healthcare companies. In 2008 to 2009 she served as Head of Interactive at Animation Lab, a JVP 3D feature animation company. Ms. Hillel served as Head of Mattel Interactive Europe, bringing to market some of Europe’s best-selling computer game titles. Previously, Ms. Hillel founded and served as EVP business development and board director for PrintPaks, acquired by Mattel Inc. (NYSE: MAT) in 1997. Prior experience also includes VP at Power Paper Ltd., Advisor to Hewlett Packard Co. (NYSE: HPQ), and Investment Manager at Columbia Savings in Beverly Hills, California. Ms. Hillel holds an M.B.A. from the Anderson Graduate School of Business at UCLA, and a B.Sc. in Mathematics and Computer Science from Tel Aviv University.

Mr. Matty Karp has served as a director since December 2009. From 1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (Nasdaq and TASE: ESLT). Mr. Karp is a director of Elta Ltd. He has served as a director of a number of companies, including: Galileo Technology, which was acquired by Marvell Technology Group (Nasdaq: MRVL); Accord Networks which was acquired by Polycom (Nasdaq: PLCM); Saifun Semiconductors, which merged with Spansion, and El Al Israel Airlines (TASE: ELAL). Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board from inception in 1985 until September 2015. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (Nasdaq: CRNT), and director of Amdocs Ltd (Nasdaq: DOX) and serves as chairman or director of several private companies in the in the areas of Communications, Cyber Security and Automotive. Mr. Zisapel holds a B.Sc. and a M.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

Mr. Yaron Ravkaie, our Chief Executive Officer, joined us in January 2016. Prior to joining RADCOM, Mr. Ravkaie served during 2015 as the Chief Business Officer of RR Media Ltd. (Nasdaq: RRM). Prior to serving at RR Media Ltd., Mr. Ravkaie served as the President of the Mobile Financial Services Division in Amdocs Ltd. (Nasdaq: DOX) for two years executing an M&A and a successful post-merger integration with a global organization offering mobile payments and mobile commerce. From 2008 through 2012, Mr. Ravkaie served as President of the AT&T division, the largest in Amdocs., running sales, client management, strategy, projects, programs, long-term outsourcing and managed services activities. Mr. Ravkaie joined Amdocs in 1998 and, after a brief stint in the Israel Development Center, he relocated to the U.S., where he performed various director and vice president roles. Mr. Ravkaie served for nine years in information systems, industrial engineering and logistics with the Israeli Air Force as a Major. Mr. Ravkaie holds an M.B.A. from the University of Beersheba and a B.Sc. in Industrial Engineering & Management from the Technion, Haifa.

Mr. Eyal Harari, CEO of RADCOM US, joined us in November 2000 as a software R&D group manager and was appointed to his current position in November 2016. Before joining RADCOM, Mr. Harari served in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects. Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv, and also holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

Mr. Ran Vered, our Chief Financial Officer, joined us in June 2016. Prior to joining RADCOM, Mr. Vered was Director of Finance for the Amdocs EMEA Division, from 2011 to 2016. Before 2011, Mr. Vered held various financial roles at Amdocs, was co-founder and CFO of an investment fund, deputy corporate controller at Nur Macroprinters and served as an auditor for KPMG. Mr. Vered holds an M.B.A. in Finance from Tel Aviv University and a B.A. in Business Administration and Accounting from the College of Management and is certified in Israel as a CPA.

Mr. Hilik Itman, our Vice President of Research and Development joined us in June 1997 as a software engineer and was appointed to his current position in 2014. Mr. Itman led the R70S software development and also led the MaveriQ development during the company’s transition from hardware-based products, to software-based probe products. Mr. Itman holds a B.A. in Mathematics and Computer Science from the Open University.

Mr. Harel Givon, our Chief Business Officer, joined us in June 2016. Prior to joining our Company, Mr. Givon served as Head of Sales for Amdocs’ EMEA Division and before that held several senior customer business executive roles within Amdocs. During his 13-year tenure at Amdocs, Mr. Givon held several senior finance and corporate development roles and spent several years in Canada and The Netherlands. Mr. Givon holds an M.B.A. in Finance from Tel Aviv University and an LL.B. from Bar Ilan University.

Mr. Rami Amit, our Chief Technology Officer and Head of Product, joined us in February 2017. Prior to joining RADCOM, Mr. Amit served from 2013 to 2017 as director of engineering in the Cisco NFV Business Unit, which included worldwide deployments by many tier 1 customers. Mr. Amit was a major contributor to the vision of the evolution to virtualization in that space. Prior to his time at Cisco Mr. Amit was Chief Technology Officer for Jungo, a leading software provider, founded Surf&Call Solutions, which was later acquired by CosmoCom and was the first employee of the VoIP industry pioneer, VocalTec, in which he is considered as one of the early inventors of VoIP, building the first ever VoIP gateway shown in public in the mid-1990s and leading many of the VoIP technologies used today on a daily basis. Mr. Amit holds an electrical engineering degree from Tel Aviv University.

Ms. Keren Rubanenko, our VP Professional Services, joined us in April 2016. Prior to joining RADCOM, Mrs. Rubanenko was VP Operation and R&D – Surveillance Division at NICE Systems from November 2011 to March 2015. Before 2011, Keren was Associate Vice President, Voice Domain Product Unit at Comverse Network Systems. Mrs. Rubanenko holds a B.A. in Business Administration from the College of Management in Rishon LeZion.

Ms. Bennun is the life partner of Mr. Zohar Zisapel. Otherwise, there are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)*	All Other Compensation ($)**	Total ($)
Yaron Ravkaie, CEO	2017	270,967	131,328	333,371	73,000	808,666
Rami Amit, CTO and Head of Product	2017	205,809	66,247	221,608	57,000	550,664
Heli Bennun, Executive Chairman of the Board of Directors	2017	83,947	75,000	279,800	24,254	463,001
Eyal Harari, CEO of RADCOM US	2017	250,000	116,800	11,077	57,230	435,107
Harel Givon, CBO	2017	178,362	90,103	81,154	81,564	431,183

*	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2017. The grants awarded during 2017 and 2016, were for a vesting term of 3 or 4 years.
**	All other compensation includes social benefits and car leasing costs.

The bonus paid to our CEO is based on a formula which takes into consideration three independent measurable and non-measurable components and which was approved by general meeting of our shareholders on August 16, 2016.

The bonus and commission payments made to our other officers are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our compensation policy, as approved by our shareholders from time to time and most recently on August 16, 2016.

The aggregate direct remuneration paid to all our directors and executive officers as a group (12 persons) for the year ended December 31, 2017 was approximately $2.6 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $354,000 that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2017, our officers received, in the aggregate, options to purchase 83,752 ordinary shares and 45,928 restricted share units, or RSUs, under our 2013 Share Option Plan, or the 2013 Plan. The options have an average exercise price of $19.17 per share, a vesting schedule of four years and expire five years from the grant date. The RSUs have a vesting schedule of four years over equal yearly installments commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2017, our current directors and officers, as a group, held options to purchase an aggregate of 358,302 ordinary shares of the Company and 132,178 RSUs. Options to purchase an aggregate of 9,000 ordinary shares of the Company were granted under our 2003 Share Option Plan, or the 2003 Plan, and options to purchase an aggregate of 349,302 ordinary shares of the Company and 132,178 RSUs were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation paid to our independent directors and external directors (other than to our Executive Chairman, as of September 10, 2015), is an annual fee of NIS 21,127 (currently equivalent to approximately $6,090) and a per meeting attendance fee of NIS 1,223 (currently equivalent to approximately $353), which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time.

On October 18, and October 26, 2015, our Compensation Committee and our Board of Directors approved, and on December 30 2015, our shareholders approved, a monthly salary of NIS 25,000 to be paid to our Executive Chairman, for the scope of the services that she provides to our company as the Executive Chairman.

On July 10, 2016, our Compensation Committee of our Board of Directors and Board of Directors, and on August 16, 2016, our shareholders, approved an annual grant of options, under the 2013 Plan, to purchase a total of 6,000 options and 9,000 RSUs for each year of service to the Executive Chairman of our Board of Directors, and 2,000 options and 3,000 RSUs for each year of service to all our other directors. The options and RSUs will be fully vested in three years over three equal annual installments, commencing on July 1, 2016, and will expire on the earlier of (i) five years following the date of grant or (ii) 180 days from the date of such director’s termination or resignation from office. The exercise price per share of the options is $11.69, which is equal to the price per share of our ordinary shares on the Nasdaq Capital Market on the applicable date of grant, which for all the directors was July 1, 2016. The exercise price per RSU is equal to the nominal value of the shares.

On December 4, 2017, subject to further approval at the Company’s next annual meeting of shareholders, our Compensation Committee approved a cash bonus of $25,000 to Ms. Rachel (Heli) Bennun, the Executive Chairman of our Board of Directors for her special contribution to the success of the follow-on public offering completed in 2017. In addition, on January 29, 2018, subject to further approval at the Company’s next annual meeting of shareholders, our Compensation Committee approved a cash bonus of $50,000 to Ms. Bennun for her extraordinary efforts during 2017.

On June 7, 2016, our Compensation Committee and Board of Directors, and on August 16, 2016 our shareholders approved a cash bonus of $80,000 to Ms. Rachel (Heli) Bennun, the Executive Chairman of our Board of Directors for her special contribution to the success of the Company’s recent equity offering and the Company’s material management restructuring process.

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

Share Option Plans

On April 3, 2013, our Board of Directors adopted the 2013 Plan following the expiration of the 2003 Plan. The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. As of March 23, 2018, we have granted 1,238,802 options under the 2013 Plan, and 360,228 RSUs. Options granted under our option plans generally vest over a period of between one and four years, and generally expire five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On October 30, 2016, the Company’s Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan, from 1,250,000 to 2,450,000.

The Company measures the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $2.2 million for share-based compensation plans during 2017. During 2017, we granted options to purchase a total of 179,002 ordinary shares, and 105,428 RSUs, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(m) and 10(c) of the Notes to the Consolidated Financial Statements for further information.

As of March 23, 2018, we have under the 2013 Plan a total of 568,552 outstanding options to purchase ordinary shares and 221,372 unvested RSUs. There are no outstanding options under the 2003 Plan.

Pursuant to Rule 5615(a)(3) of the Nasdaq Listing Rules, we follow our home country practice in lieu of the Nasdaq Listing Rules with respect to the approvals required for the establishment and for material amendments to our share option plans. Consequently, we have adopted share option plans and material amendments thereto by action of our Board of Directors, without shareholder approval. See also “Item 16G—Corporate Governance.”

Compensation Policy

On July 10, 2016, our Compensation Committee and Board of Directors approved our compensation policy for our Executive Officers and Directors, and our shareholders approved the compensation policy on August 16, 2016. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee.”

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), Uri Har, Irit Hillel, Matty Karp and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Mr. Zisapel is currently serving a one year term which will expire on our next annual general meeting. Ms. Bennun and Mr. Karp are currently serving three year terms which commenced on our annual general meeting which took place in August 2016. Our external directors serve for three-year periods. The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in August 2019. None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

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

External directors are to be elected by a majority vote at a shareholders meeting, provided that either:

●	a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) voted at the meeting, voted in favor of the external director’s election; or
●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the election of the candidate (other than a personal interest that is unrelated to a relationship with the controlling shareholders) that voted against the election of the external director, does not exceed two percent of the aggregate number of voting rights in the company.

The initial term of an external director is three years and may be extended subject to the shareholders’ approval, for up to two additional three year terms. In certain special situations, the term may be extended beyond these periods. Each committee of a company’s board of directors is required to include at least one external director except for the audit committee and the compensation committee, of which all the external directors are to be members. At our 2016 annual general meeting, held on August 16, 2016, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a fourth three-year term. Both Mr. Uri Har and Ms. Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company’s Audit Committee and Compensation Committee.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed on Nasdaq, and we are subject to the Nasdaq Listing Rules applicable to listed companies. Under the current Nasdaq Listing Rules, a listed company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Uri Har, Irit Hillel and Matty Karp qualify as independent directors under the current Nasdaq requirements, and each is a member of the Audit Committee. Irit Hillel is our “audit committee financial expert.” In addition, we have adopted an Audit Committee charter, which sets forth the Audit Committee’s responsibilities.

As stated in our Audit Committee charter, the Audit Committee assists our Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements, and the “independence” requirements and performance of our independent auditors.  The Audit Committee also has the authority and responsibility to oversee our independent auditors, to recommend for shareholder approval the appointment and, where appropriate, the replacement of our independent auditors, and to pre-approve audit engagement fees and all permitted non-audit services and fees.

Israeli Companies Law Requirements

Under the Israeli Companies Law, the board of directors of a public company is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors.  The majority of the members of the audit committee are required to be “independent” (as such term is defined in the Israeli Companies Law) and the chairman of the audit committee is required to be an external director.  Our independent directors are Irit Hillel, Uri Har and Matty Karp.

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

The function of the audit committee is to determine if there are any irregularities in the management of our business and if there are any, to recommend remedial measures. The audit committee is also required, under the Israeli Companies Law, to approve certain related party transactions. In addition, the responsibilities of the audit committee shall also include classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions, in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction); assessing the proper function of the company’s internal audit regime, overseeing the activities of the internal auditor, determining whether the internal auditor has the requisite tools and resources required to perform his role, and reviewing his work plan; and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities.

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

As stated in our Compensation Committee Charter, the purpose of the Compensation Committee is to review and approve, or, where required under the Israeli Companies Law or appropriate at the Compensation Committee’s discretion, recommend to the Audit Committee of the Board of Directors (the “Audit Committee”) and/or the Board of Directors for approval, the compensation policy for “office holders” (office holder is defined in the Israeli Companies Law as a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer) of the Company, the compensation policy for executive officers of the Company (including renewal and reassessment thereof) who are not “office holders” of the Company within the meaning of the Israeli Companies Law, but who are defined as such according to the Nasdaq Listing Rules (as defined below), the compensation (including exculpation, indemnification and insurance) of such office holders, and the administration of the Company’s equity-based plans.

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

The Israeli Companies Law provides that our compensation policy must serve as the basis for the decisions concerning the financial terms of employment or engagement of executives and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be approved (or reapproved) not longer than every three years, and relate to certain factors, including advancement of the company’s objective, business plan and its long term strategy and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the knowledge, skills, expertise and accomplishments of the relevant office holder;
●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;
●	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through human resource companies;
●	the impact of disparities in salary upon work relationships in the company;
●	the possibility of reducing variable compensation at the discretion of the Board of Directors or the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and
●	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;
●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;
●	the minimum holding or vesting period for variable, equity-based compensation; and
●	maximum limits for severance compensation.

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

Ms. Sharon Cohen, who is a partner at Brightman Almagor Zohar & Co., a member of Deloitte, serves as our internal auditor.

Exculpation, Indemnification and Insurance of Directors and Officers

We have agreed to exculpate and indemnify our office holders to the fullest extent permitted under the Israeli Companies Law. We have also purchased a directors and officers liability insurance policy.  For information regarding exculpation, indemnification and insurance of directors and officers under applicable law and our articles of association, see “Item 10.B—Additional Information—Memorandum and Articles of Association.”

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

Nominating Committee

Our Board of Directors does not currently have a nominating committee. However, independent directors do retain oversight over director nominations, and in accordance with the requirements of the Nasdaq Listing Rules, our director nominees will either be selected for or recommended to the Board of Directors’ by a majority of the independent directors of the Board of Directors.

D.	EMPLOYEES

Our total headcount as of December 31, 2017 was 214, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	84	48	3	16	151
India	5	19	-	1	25
United States	-	16	-	3	19
Brazil	-	7	-	2	9
Other	-	10	-	-	10
Total	89	100	3	22	214

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.  With the exception of employees located in Brazil, none of our employees are represented by labor unions.

For more information, see “Item 4.B—Information on the Company—Business Overview—Employees.”

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers. The percentage of outstanding ordinary shares is based on 13,533,257 ordinary shares outstanding as of March 23, 2018. Except for Mr. Zohar Zisapel, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	3,008,383	(4)	22.2%
All directors and executive officers as a group, except Zohar Zisapel (11 persons)	97,000	(5)	0.7%

(1)

Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2018.

(2)

In determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2018.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM US, a wholly owned subsidiary, and 30,843 shares that were repurchased by us.
(4)

Includes (i) 2,384,472 ordinary shares held by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil & Michael Ltd., an Israeli company wholly owned by Mr. Zohar Zisapel, (iii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iv) 298,870 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, and (v) 12,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $14.05, expiring between the years 2020 and 2021. The options listed above are exercisable currently or within 60 days of March 23, 2018. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun holds 32,000 exercisable options and 18,000 unvested RSUs. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(5)

Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of March 23, 2018 and have, therefore, not been separately disclosed. The amount of shares is comprised of 97,000 ordinary shares issuable upon exercise of options exercisable within 60 days March 23, 2018.

For a description of our share option plans for the granting of options to our employees see “Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 23, 2018, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares, based on information provided to us by the shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 23, 2018, our ordinary shares had a total of  22 holders of record, of which 9 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”. As of March 23, 2018, U.S. holders of record held approximately 62% of our outstanding ordinary shares.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned (2)
Zohar Zisapel	3,008,383	(3)	22.2%

Yelin Lapidot Holdings Management Ltd.	1,750,045	(4)	12.9%

Raging Capital Management, LLC	1,271,758	(5)	9.4%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2018.

(2)	The percentage of outstanding ordinary shares is based on 13,533,257 ordinary shares outstanding as of March 23, 2018. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2018. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)

Includes (i) 2,384,472 ordinary shares held by Mr. Zohar Zisapel, (ii) 13,625 ordinary shares held by Klil &Michael Ltd., (iii) 299,416 ordinary shares held by Klil, (iv) 298,870 ordinary shares held by Lomsha, (v) 12,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $14.05, expiring between the years 2020 and 2021. The options listed above are exercisable currently or within 60 days of March 23, 2018. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun holds 32,000 exercisable options and 18,000 unvested RSUs.  Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)	The information with respect to the holdings of Yelin Lapidot Holdings Management, Ltd. is based on a Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. on January 31, 2018 and reflects the holdings of such persons as of December 31, 2017.

(5)	The information with respect to the holdings of Raging Capital Management, LLC is based on a Schedule 13G filed with the SEC by Raging Capital Management, LLC and William C. Martin on February 14, 2018 and reflects the holdings of such persons as of December 31, 2017.

B.	RELATED PARTY TRANSACTIONS

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

On December 28, 2015, we entered into an End User License Agreement with AT&T, pursuant to which we granted a license to use our software. As per the Supplemental Agreement, and in addition to the licenses to our MaveriQ solutions which we granted under the End User License Agreement and in connection with the Supplemental Agreement, we provide related services in our capacity as a subcontractor of Amdocs US in accordance with the Subcontractor Agreement.

During year 2016 and 2017, we expanded our above engagement, including maintenance agreements.

The pricing and other terms of the abovementioned agreements were determined based on negotiations between the applicable parties.

RAD-BYNET Group

Mr. Zohar Zisapel, the Company’s controlling shareholder and a director, is the Chairman of the board of Ceragon Networks Ltd., RADWIN Ltd., RADIFLOW Ltd., ARGUS Cyber Security Ltd. and Innoviz Ltd. and director in the following companies: Amdocs Ltd., Nuance Ltd., RAD Data Communications Ltd., RAD-Bynet Properties and Assets (1981) Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., Armis Security Ltd., Cylus Ltd. and several other private holdings, real estate and medical devices  companies. The above list does not constitute a complete list of Mr. Zohar Zisapel’s holdings.  In some of these companies his brother, Mr. Yehuda Zisapel is also a director.

Mr. Yehuda Zisapel (brother of Mr. Zohar Zisapel) serves also as director in additional companies, including: RADWARE Ltd., Bynet Data Communications Ltd., Bynet Electronics Ltd., Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Ab-Net Communications Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., SecurityDam Ltd., Binat Business Ltd and several other private holdings, real estate and medical devices companies. The above list does not constitute a complete list of Mr. Yehuda Zisapel’s holdings.

Some of the above companies may be suppliers/distributors/consumers of RADCOM products or may render additional services by arm’s length transactions or share logistical arrangements with the Company. Some of the above companies are known as the “RAD-BYNET Group.”

Ms. Rachel (Heli) Bennun, who is the Executive Chairman of our Board of Directors, is Mr. Zohar Zisapel’s life partner.

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

Supplier and Service Provider Arrangements

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services. Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own. The aggregate amounts of such purchases were approximately $237,000 in 2017.

Each of RAD and BYNET may provide personnel and administrative services to us and lease space to us, for which we pay on market terms and rates. The aggregate amounts of such payments were approximately $30,000 in 2017.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Mr. Yehuda Zisapel and his wife, Ms. Nava Zisapel, and Mr. Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amounts of lease payments were approximately $645,000 in 2017. We also sublet approximately 1,260 square feet of the New Jersey premises to a related party and received aggregate rental payments of approximately $11,000 in 2017.

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

Export Sales

In 2017 and 2016, the amount of our export sales was approximately $33.5 million and $28.9 million respectively, which represented 90% and 98% of our total sales.

Legal Proceedings

We are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past material effects on our financial position or profitability. However, we have been in the past, and may be from time to time in the future, named as a defendant in certain routine litigation incidental to our business.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares.  We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Nasdaq Capital Market

The following table sets forth the high and low market prices of our ordinary shares as reported on Nasdaq for the periods indicated.

	High	Low
Annual
2017	$22.05	$17.00
2016	$21.89	$11.29
2015	$14.93	$9.59
2014	$13.23	$4.65
2013	$7.35	$2.21

Quarterly 2018
First Quarter (Through March 23, 2018)	$20.25	$17.45

Quarterly 2017
Fourth Quarter	$22.00	$19.45
Third Quarter	$22.05	$18.25
Second Quarter	$21.40	$17.65
First Quarter	$22.05	$17.00

Quarterly 2016
Fourth Quarter	$21.89	$17.65
Third Quarter	$20.49	$11.69
Second Quarter	$14.35	$11.29
First Quarter	$16.63	$11.72

Most recent six months
March 2018 (Through March 23, 2018)	$20.00	$18.45
February 2018	$20.25	$17.45
January 2018	$20.00	$18.00
December 2017	$20.70	$19.55
November 2017	$20.75	$19.50
October 2017	$22.00	$19.45
September 2017	$21.55	$19.35

On March 23, 2018, the closing price of our ordinary shares on the Nasdaq was $18.45 per share.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

From the date of our initial public offering on September 24, 1997 until September 30, 2007 our ordinary shares were traded on the Nasdaq Global Market under the symbol “RDCM”, and since October 1, 2007 our shares have been traded on the Nasdaq Capital Market.

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

Objectives and Purposes

We were first registered by the Israeli Registrar of Companies on July 5, 1985, as a private company under the name Big Blue Catalogue Ltd. and changed our name to RADCOM Ltd. in 1989. We later became a public company, registered by the Israeli Registrar of Companies on October 1, 1997 with the company number 52-004345-6.

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

Election of Directors

Directors, other than external directors, are elected by the shareholders at the annual general meeting of the shareholders or appointed by the board of directors. In the event that any directors are appointed by the board of directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following such appointment. Our shareholders may remove a director from office in certain circumstances. There is no requirement that a director own any of our capital shares. Directors may appoint alternative directors in their place, with the exception of external directors, who may appoint an alternate director only in very limited circumstances. See Item 6.C.

Remuneration of Directors

Directors’ remuneration is subject to our compensation policy and to shareholder approval. Monetary compensation to external directors is mandated by Israeli regulations, which is subject to approval by the board of directors only in certain circumstances.

Powers of the Board of Directors

Our Board of Directors may resolve to take action at a meeting when a quorum is present, and resolutions must be passed by a vote of at least a majority of the directors present at the meeting who are entitled to participate in the meeting.  A quorum of directors requires at least a majority of the directors then in office who are lawfully entitled to participate in the meeting, but shall not be less than two

Our Board of Directors may elect one director to serve as Chairman of the Board to preside at the meetings of our Board of Directors and may also remove such director.

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

External Directors

See “Item 6.C—Directors, Senior Management and Employees—Board Practices—External Directors.”

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to utilize reasonable means to obtain:

●	information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his position; and
●	all other important information pertaining to such actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties for the company and the performance of his or her other duties or personal affairs;
●	refrain from any activity that is competitive with the company;
●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself, or for others; and
●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

Each person listed in the table above under “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management” above is an office holder.  Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors, or controlling parties, require approval of the compensation committee to the extent that it complies with the statutory requirements which apply to the compensation committee, and the Board of Directors. Arrangements regarding the terms of employment and compensation of directors also require approval by the compensation committee, the Board of Directors and the shareholders.

Approval of Officeholder Compensation

The Israeli Companies Law imposes approval requirements for the compensation of office holders. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under ” – Duties of Shareholders”). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In addition, any arrangement between a company and one of the company’s office holders must be approved by the company’s compensation committee and the board of directors. The approval of the company’s shareholders is required with respect to the compensation of a company’s directors (including a director that also serves as an executive officer) and the chief executive officer.

Additionally, a special majority of the shareholders is required for the approval of the compensation of the chief executive officer, and in the event that the compensation to an office holder is not consistent with the company’s compensation policy.

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

Extraordinary Transactions

In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, as well as the siblings and parents of the office holder’s spouse and the spouses of any of the foregoing. Under Israeli law, an extraordinary transaction is a transaction which is:

●	not in the ordinary course of business;
●	not on market terms; or
●	is likely to have a material impact of the Company’s profitability, assets or liabilities.

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

Shareholder Meetings

The Company has two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  We are required to give notice of general meetings (annual or extraordinary) no less than seven days before the general meetings.  We may provide notice of our general meetings by publishing such notice, either (1) on our website and/or (2) in one international wire service and/or (3) in any other common form of electronic dissemination. A quorum in a general meeting consists of two or more holders of ordinary shares (present in person or by proxy), who together hold at least one-third (1/3) of the voting power of the company.  If there is no quorum within an hour of the time set, the meeting is postponed until the following week (or any other time upon which the Chairman of the Board and the majority of the voting power represented at the meeting agree).  Every ordinary share has one vote. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative. We are exempted by the Nasdaq Listing Rules from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.radcom.com, after filing it with the SEC. See also “Item 16G—Corporate Governance.”

Duties of Shareholders; Extraordinary Transactions with Controlling Shareholders

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting power of a company if no other shareholder owns more than 50% of the voting power of the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company. Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company, in such order.  The shareholder approval must be by a majority vote, provided that either:

●	a majority of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor of the transaction; or
●	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting power of the company.

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

Exculpation of Office Holders

Under the Israeli Companies Law, an Israeli company may not exculpate an office holder from liability with respect to a breach of his duty of loyalty nevertheless may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company permit it to do so.  Our articles of association allow us, subject to the provisions of the Israeli Companies Law, to prospectively exculpate an office holder from all or some of the office holder’s responsibility for damage resulting from the office holder’s breach of the office holder’s duty of care to the Company.

Insurance of Office Holders

Our articles of association further provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, in respect of each of the following:

●	a breach of an office holder’s duty of care to us or to another person;

●	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;
●	a financial obligation imposed on him in favor of another person; and
●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of administrative enforcement proceedings instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended (the “Israeli Securities Law”) and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorneys’ fees.

Indemnification of Office Holders

Our articles of association also provide that we may indemnify an office holder in respect of an obligation or expense imposed on the office holder in respect of an act performed in his or her capacity as an office holder, as follows:

●	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court;
●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding was concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; and
●	reasonable litigation expenses, including attorneys’ fees, expended by an office holder or charged to the office holder by a court, in a proceeding instituted against the office holder by the Company or on its behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of an offense that does not require proof of criminal intent.

Our articles of association also include provisions allowing us to undertake to indemnify an office holder as aforesaid:

●	in advance, provided that in respect of bullet number 1 above, the undertaking is restricted to events which our Board of Directors deems to be foreseeable in light of our actual operations at the time of the undertaking and limited to an amount or criteria determined by our Board of Directors to be reasonable under the circumstances, and further provided that such events and amounts or criteria are set forth in the undertaking to indemnify; and
●	retroactively.

Limitations on Exculpation, Indemnification and Insurance

The Israeli Companies Law provides that a company may not exempt or indemnify an office holder, or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

●	a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly (other than if solely done in negligence);
●	any act or omission done with the intent to derive an illegal personal benefit
●	a fine, civil fine or ransom levied on an office holder, or a financial sanction imposed upon an office holder under Israeli Law.

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, the Company’s office holders must be approved by the Company’s compensation committee and the Company’s board of directors and, if the beneficiary is a director or the chief executive officer, by the Company’s shareholders. The Company’s audit committee, board of directors and shareholders resolved to indemnify and exculpate the Company’s office holders by providing them with indemnification agreements, and approving the purchase of a directors and officers liability insurance policy. We currently maintain directors’ and officers’ liability insurance policy limited to $40 million, at an annual premium of approximately $132,500.

Anti-Takeover Provisions; Mergers and Acquisitions

The Israeli Companies Law prohibits the purchase of our shares if the purchaser’s holding following such purchase increases above certain percentages without conducting a tender offer or obtaining shareholder approval. See “Item 3.D-Risk Factors - Risks Related to Our Location in Israel - Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares” above.

Delivery of Financial Statements

Our articles of association provide that we will only mail out copies of our annual financial statements to those shareholders that submit a written request for such statements.  In accordance with applicable law, our annual financial statements are filed with the SEC and are available at the SEC’s website, www.sec.gov, and on our website, www.radcom.com.

C.	MATERIAL CONTRACTS

For the agreements with Amdocs, see “Item 7.B- Related Party Transactions.”

D.	EXCHANGE CONTROLS

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

General Corporate Tax Structure

Taxable income of the Company is subject to the following Israeli corporate tax rates: 2015 - 26.5%, 2016 – 25%, 2017 - 24% and 2018 – 23%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate from 25% to 24% effective January 1, 2017 and to 23% effective January 1, 2018.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ,or the Encouragement of Capital Investments Law:

In August 2013, the Israeli Parliament enacted the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 thereto, or Amendment 71. Per Amendment 71, the tax rate on preferred income from a preferred enterprise in 2014-2016 will be 9% in certain areas in Israel designated as Development Area A and 16% in other areas. In 2017, the tax rate for Development Area A was reduced to 7.5%.

We may claim the tax benefits offered by Amendment 71 in our tax returns, provided that our facilities meet the criteria for tax benefits set out by the amendment. We are also entitled to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under Amendment 71 (and in some cases are required to apply for such approval).

In December 2016, the Israeli Parliament enacted the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 thereto, or Amendment 73. Amendment 73, which came into effect in January 2017, prescribes special tax tracks for Preferred Technological Enterprises, granting such enterprises a tax rate of 7.5% in Development Area A and 12% in other areas, and granting a tax rate of 6% for enterprises that qualify as a Special Preferred Technological Enterprise.

Under Amendment 73, any dividends distributed to “foreign companies”, as defined in the Economic Efficiency Law, by companies having over 90% foreign (i.e., non-Israeli) ownership, deriving from income from the Preferred Technological Enterprises will be subject to tax at a rate of 4% .

In order to be eligible for the reduced tax rate, a company must meet certain criteria as set forth in Amendment 73 including that R&D expenses and employee level remain at a certain rate.

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2017.

Capital Gains Tax on Sales of Our Ordinary Shares

Generally, as to Israeli residents, the Israeli tax law imposes a capital gains tax on the gain from the sale of any capital assets by Israeli residents, whether such gain was sourced in Israel or abroad. As to non-Israeli residents, the Israeli tax law generally imposes a capital gains tax on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and are a direct or indirect right to an asset or inventory located in Israel; (c) are shares or rights to shares in an Israeli resident corporation; or (d) are rights in a foreign resident corporation (non-Israeli corporation) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Under the Israeli Income Tax Ordinance [New Version], 1961, there is a distinction between a real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

The income tax rate applicable to real gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (a person who holds 10% or more of the company’s issued share capital or of voting rights in it) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2016, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 803,520. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 640,000. As of January 1, 2018, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 641,880.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (for fiscal year 2016, 2017 and 2018, up to 50% for individuals and for Israeli resident corporations, the corporate tax rate is 25%, 24% and 23%, respectively).

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations shareholders will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S. - Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel.  In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not relate to state or local taxes.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. However, where a shareholder is exempt from Israeli taxation as described in the “Item 10.E—Additional Information—Taxation—Capital Gains Tax on Sales of Our Ordinary Shares”, such exemption takes precedence over the U.S.-Israel Tax Treaty.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% for individuals, if such individual is a Substantial Shareholder at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a tax certificate is obtained from the Israeli Tax Authority authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty.

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

United States Federal Corporate Income Tax Considerations

RADCOM US is taxed under United States federal and state tax rules. Income tax is calculated at a federal tax rate of 35% rate.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or TCJA, was signed into law making significant changes to U.S. income tax law, including a federal corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. We have calculated our best estimate of the impact of the TCJA in the computation of the deferred taxes and valuation allowance as of December 31, 2017.

United States Federal Income Tax Considerations for U.S. Holders

Subject to the limitations described herein, the following discussion summarizes certain U.S. federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

●	are broker-dealers or insurance companies;
●	have elected mark-to-market accounting;
●	are tax-exempt organizations or retirement plans;
●	are financial institutions;
●	hold our ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;
●	acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation;
●	own directly, indirectly or by attribution at least 10% of our voting power;
●	own our warrants;
●	have a functional currency that is not the U.S. dollar;
●	are grantor trusts;
●	are S corporations;
●	are certain former citizens or long-term residents of the United States; or
●	are real estate investment trusts or regulated investment companies.

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

Taxation of U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares.  A U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

For U.S. Holders that are corporations, the TCJA provides a 100% deduction for the foreign-source portion of dividends received from “specified 10-percent owned foreign corporations” by U.S. corporate holders, subject to a one-year holding period. No foreign tax credit, including Israeli withholding tax (or deduction for foreign taxes paid with respect to qualifying dividends) would be permitted for foreign taxes paid or accrued with respect to a qualifying dividend. Deduction would be unavailable for “hybrid dividends.”

Subject to the discussion below under “Medicare Tax” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., Nasdaq) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any taxable year, dividends paid on our ordinary shares in such year or in the following taxable year would not be qualified dividends.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. Holders, other than certain U.S. Holders that are corporations, may have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Subject to the discussion below under “Medicare Tax,” capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for individuals (currently a maximum rate of 20% for taxable years beginning after December 31, 2012).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares generally is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Taxation for Non-U.S. Holders of Ordinary Shares

Except as described in “—Information Reporting and Backup Withholding” below, a Non-U.S. Holder of our ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and/or the proceeds from the disposition of, our ordinary shares, unless, in the case of U.S. federal income taxes:

●	such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

●	the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 25%) on dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

RADCOM Brazil is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C.  20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. In addition, some of our filings are available to the public on the SEC’s website (www.sec.gov). We generally make available on our own website (www.radcom.com) our annual reports as well as other information. However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders. We will mail out copies of our annual financial statements only to those shareholders that submit a written request for such statements.  See also “Item 10.B—Additional Information—Memorandum and Articles of Association” and “Item 16G—Corporate Governance.” Information contained on our website is not a part of this Annual Report.

Any statement contained in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. We urge you to review the exhibits themselves for a complete description of the contract or document.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash, cash equivalents, and short-term bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 0.7-1.44%. Our short-term bank deposits are held in U.S. dollars with financial banks and bear annual average interest of 2.28%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2018, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $2 million per year and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $127,000 per year and vice versa.

See also “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Currency Fluctuations.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2017. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

b.	Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, under the supervision of the Company’s principal executive and principal financial officers, is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP; (3) provide reasonable assurance that our receipts and expenditures are made only in accordance with authorizations of our management and Board of Directors (as appropriate); and (4) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2017, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2017, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Irit Hillel is our “audit committee financial expert” (as defined in paragraph (b) of Item 16A of Form 20-F) serving on our Audit Committee.  For information on Ms. Hillel’s professional and educational background, see “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management.” Ms. Hillel qualifies as an “independent” director under the Nasdaq Listing Rules.

ITEM 16B.	CODE OF ETHICS

On December 24, 2017, our Board of Directors adopted the current version of our Code of Ethics and Business Conduct, a code that applies to all of our directors, officers and employees, including our Chief Executive Officer and our Chief Financial Officer.

Our Code of Ethics, as may be amended from time to time, is publicly available on our website at http://www.radcom.com. Future amendments to our Code of Ethics will be posted on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2017 and 2016 were, respectively:

	2017	2016
Audit Fees	$224,500	$224,500
Audit Related Fees	$3,000	$3,000
Tax Fees	$30,500	$15,500
All Other Fees	$110,000	$95,000
Total	$368,000	$338,000

Audit fees included fees associated with the annual audit, the reviews of our quarterly financial statements, audit fees related to our internal control over financial reporting, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Audit related fees included fees associated with the annual report for the IIA.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transactions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

All other fees included fees related to the 2016 Public Offering and the 2017 Public Offering and other services.

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

We are a foreign private issuer whose Ordinary Shares are listed on the Nasdaq. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the Nasdaq Listing Rules, including the Nasdaq’s corporate governance requirements.  The Nasdaq Listing Rules provide that foreign private issuers may follow their home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer submits to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws and discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home county practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●

Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●

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

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of controlling shareholders,” and (iii) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of a controlling shareholder and approval of transactions.” In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

Approval of Related Party Transactions under Israeli Law

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Israeli Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or
●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

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

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

4.1	2003 Share Option Plan (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

4.2	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.3	Share and Warrant Purchase Agreement, dated as of April 23, 2013, by and between RADCOM Ltd. and the purchasers listed therein (incorporated herein by reference to the Form F-3/A of RADCOM Ltd., filed with the SEC on July 3, 2013).

4.4	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and RADCOM US (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.5	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.6	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.7	Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.8	RADCOM Compensation Policy for Executive Officers and Directors, as amended on August 16, 2016. (incorporated herein by reference to the Form 6-K of RADCOM Ltd., filed with the SEC on July 12, 2016).

8.1	List of Subsidiaries (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 28, 2018 (filed herewith).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2017, 2016 and 2015 (iii) Consolidated Balance Sheets at December 31, 2016 and 2015; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (vi) Notes to Consolidated Financial Statements (filed herewith).

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Yaron Ravkaie
Name:	Yaron Ravkaie
Title:	Chief Executive Officer
Date:	March 28, 2018

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Radcom Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radcom Ltd. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016 and the related consolidated statements of operations, consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

Tel-Aviv, Israel
March 28, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Radcom Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Radcom Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, Radcom Ltd. and its subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016 and the related consolidated statements of operations, consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 of the Company and our report dated March 28, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 28, 2018

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$22,575	$42,886
Restricted bank deposit	36	32
Short-term bank deposit	40,000	-
Trade receivables (net of allowances for doubtful accounts amounted to $9 as of December 31, 2017, and 2016)	20,266	4,388
Inventories	1,199	623
Other accounts receivable and prepaid expenses	2,685	1,960

Total current assets	86,761	49,889

SEVERANCE PAY FUND	3,052	2,788

OTHER LONG - TERM RECEIVABLES	172	375

PROPERTY AND EQUIPMENT, NET	1,924	1,516

Total assets	$91,909	$54,568

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2016

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,828	$2,820
Employees and payroll accruals	4,062	3,541
Deferred revenues and advances from customers	2,601	2,593
Other accounts payable and accrued expenses	3,428	2,081

Total current liabilities	11,919	11,035

NON- CURRENT LIABILITIES:
Deferred revenues	21	123
Accrued severance pay	3,573	3,267

Total non-current liabilities	3,594	3,390

Total liabilities	$15,513	$14,425

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2017 and 2016; 13,446,007 and 11,622,260 shares issued and 13,409,975 and 11,586,228 shares outstanding at December 31, 2017 and 2016, respectively	$628	$523
Additional paid-in capital	131,491	98,283
Accumulated other comprehensive loss	(2,520)	(2,559)
Accumulated deficit	(53,203)	(56,104)

Total shareholders’ equity	76,396	40,143

Total liabilities and shareholders’ equity	$91,909	$54,568

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2017	2016	2015
Revenues:
Products and related services	$7,457	$8,642	$15,500
Projects	26,179	17,534	622
Warranty and support	3,597	3,334	2,551

	37,233	29,510	18,673

Cost of revenues:
Products and related services	4,680	5,603	3,924
Projects	5,321	2,902	117
Warranty and support	487	477	285

	10,488	8,982	4,326

Gross profit	26,745	20,528	14,347

Operating expenses:
Research and development	10,562	8,047	6,071
Less - royalty-bearing participation	1,599	1,693	1,582

Research and development, net	8,963	6,354	4,489

Sales and marketing, net	10,996	8,528	7,834
General and administrative	4,191	4,523	2,393

Total operating expenses	24,150	19,405	14,716

Operating income (loss)	2,595	1,123	(369)

Financial income (expenses), net	389	816	(433)

Income (loss) before taxes on income	2,984	1,939	(802)

Taxes on income	(83)	(24)	(121)

Net income (loss)	$2,901	$1,915	$(923)

Basic net income (loss) per Ordinary Share	$0.24	$0.18	$(0.11)

Diluted net income (loss) per Ordinary Share	$0.23	$0.18	$(0.11)

Weighted average number of Ordinary Share used in computing basic net income (loss) per Ordinary Share	12,039,176	10,406,897	8,572,681

Weighted average number of Ordinary Share used in computing diluted net income (loss) per Ordinary Share	12,351,566	10,779,547	8,572,681

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Net income (loss)	$2,901	$1,915	$(923)

Other comprehensive income (loss):
Foreign currency translation adjustments	39	201	(1,698)

Total other comprehensive income (loss)	39	201	(1,698)

Comprehensive income (loss)	$2,940	$2,116	$(2,621)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2015	8,411,275	$361	$68,059	$(1,062)	$(57,096)	$10,262

Share-based compensation and RSUs	-	-	1,409	-	-	1,409
Exercise of warrants into Ordinary Shares	22,921	1	79	-	-	80
Exercise of options into Ordinary Shares	185,989	9	724	-	-	733
RSUs vested	18,500	1	(1)	-	-	-
Net loss	-	-	-	-	(923)	(923)
Other comprehensive loss	-	-	-	(1,698)	-	(1,698)

Balance as of December 31, 2015	8,638,685	$372	$70,270	$(2,760)	$(58,019)	$9,863

Issuance of Ordinary Shares, net of issuance costs of $1,721, upon follow-on public offering	2,090,909	108	21,171	-	-	21,279
Share-based compensation and RSUs	-	-	2,471	-	-	2,471
Exercise of warrants into Ordinary Shares	310,985	16	1,069	-	-	1,085
Exercise of options into Ordinary Shares	508,149	25	3,304	-	-	3,329
RSUs vested	37,500	2	(2)	-	-	-
Net income	-	-	-	-	1,915	1,915
Other comprehensive income	-	-	-	201	-	201

Balance as of December 31, 2016	11,586,228	$523	$98,283	$(2,559)	$(56,104)	$40,143

Issuance of Ordinary Shares, net of issuance costs of $2,194, upon follow-on public offering	1,661,536	95	30,111	-	-	30,206
Share-based compensation and RSUs	-	-	2,216	-	-	2,216
Exercise of options into Ordinary Shares	109,487	7	884	-	-	891
RSUs vested	52,724	3	(3)	-	-	-
Net income	-	-	-	-	2,901	2,901
Other comprehensive income	-	-	-	39	-	39

Balance as of December 31, 2017	13,409,975	$628	$131,491	$(2,520)	$(53,203)	$76,396

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:

Net income (loss)	$2,901	$1,915	$(923)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	537	286	123
Share-based compensation and RSUs	2,216	2,471	1,409
Change in:
Severance pay, net	42	4	73
Trade receivables, net	(15,865)	(329)	1,053
Other account receivables and prepaid expenses	(524)	524	(1,266)
Inventories	(560)	794	311
Trade payables	(1,150)	1,273	(278)
Employees and payroll accruals	524	999	174
Other accounts payable and accrued expenses	1,385	266	531
Deferred revenue and advances from customers	(109)	1,248	677

Net cash (used in) provided by operating activities	(10,603)	9,451	1,884

Cash flows from investing activities:

Investment in short-term bank deposits	(40,000)	-	-
Purchase of property and equipment	(790)	(1,331)	(97)

Net cash used in investing activities	(40,790)	(1,331)	(97)

Cash flows from financing activities:

Proceeds from issuance of Ordinary Shares, net of issuance costs upon follow-on public offering	30,206	21,279	-
Exercise of warrants into Ordinary Shares	-	1,085	80
Exercise of options into Ordinary Shares	891	3,329	733

Net cash provided by financing activities	$31,097	$25,693	$813

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Foreign currency translation adjustments on cash and cash equivalents	$(15)	$346	$(721)

(Decrease) increase in cash and cash equivalents	(20,311)	34,159	1,879
Cash and cash equivalents at beginning of year	42,886	8,727	6,848

Cash and cash equivalents at end of year	$22,575	$42,886	$8,727

(a) Non-cash investing activities:

Purchase of property and equipment	$239	$81	$21

(b) Cash paid during the year for:

Taxes on income	$83	$24	$121

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

a.	RADCOM Ltd. (the “Company”) is an Israeli corporation which provides NFV-ready service assurance, cloud-native network intelligence solutions for Communication Service Providers (“CSPs”). The Company’s solutions include RADCOM Service Assurance (MaveriQ), an NFV service assurance solution which continuously monitors network performance and quality of services to optimize user experience for CSPs’ subscribers and RADCOM Network Visibility, a cloud-native network visibility solution launched in February 2018 that offers advanced network intelligence and packet broker functionality. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM and mobile broadband. The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in North America and Brazil, respectively. The Company also has a wholly-owned subsidiary in India, that primarily provides marketing and customer support services worldwide. Additionally, the Company has a wholly-owned subsidiary in Israel solely established for the purpose of making various investments, including securities purchases.

b.	In December 2015, the Company entered to a multi-year sales agreement with Amdocs Software Systems Limited (“Amdocs”) for the resale of MaveriQ to AT&T, a leading North American Tier-1 telecom operator (the “AT&T Engagement”). During 2017 and 2016, the Company signed expansion agreements, as well as multi-year maintenance agreements with Amdocs in connection with the AT&T Engagement. During 2017 and 2016 the Company recognized $24,528 and $18,310, respectively pursuant to the AT&T Engagement and its related agreements, which represents 66% and 62% of the total consolidated revenues of the Company in 2017 and 2016, respectively (see also Note 12c).

The Company’s revenues depend on a limited number of customers. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note 11b3).

The loss of any significant customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the Company’s business, results of operations and financial condition.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

c.	Follow-on Public Offering:

In May 2016, a “shelf” registration statement covering the public sale of up to $50,000 of the Company’s Ordinary Shares was declared effective by the U.S. Securities and Exchange Commission (“SEC”).

Following such registration, during May 2016, the Company closed a follow-on public offering (as further described in Note 10b1) at a price of $11.00 per share. Upon the closing of such follow-on public offering, the Company issued 2,090,909 Ordinary Shares for a total consideration of approximately $21,279, net of underwriting discounts, commissions and other offering expenses of $1,721 payable by the Company.

In October 2017, the Company closed a follow-on public offering (as further described in Note 10b2) at a price of $19.50 per share. Upon the closing of such follow-on public offering, the Company issued 1,661,536 Ordinary Shares for a total consideration of approximately $30,206, net of underwriting discounts, commissions and other offering expenses of $2,194 payable by the Company.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars (“$” “dollar” or “dollars”):

Most of the revenues of the Company and its subsidiaries, other than the Company’s subsidiary in Brazil, are denominated in U.S. dollars. Financing activities are made in U.S. dollars. Therefore, the Company’s management believes that the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, which is used as the functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with the principles set forth in Statement of Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”.

Other than in the Company’s subsidiary in Brazil, all exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise.

Amounts in the financial statements representing the dollar equivalent of balances denominated in other currencies do not necessarily represent their real or economic value and such amounts may not necessarily be exchangeable for dollars.

For the Company’s subsidiary in Brazil, whose functional currency has been determined to be its local currency, assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in the shareholders’ equity.

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

e.	Restricted bank deposit:

Restricted bank deposit represents restricted cash which is pledged in favor of the bank that provides guarantees to the Company.

f.	Short-term bank deposit:

Short-term bank deposit is a deposit with an original maturity of more than three months but equal or less than one year from the date of investment and which does not meet the definition of cash equivalents. The deposit is presented according to its terms of deposit.

g.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposit, short-term bank deposit, severance pay fund and trade receivables.

Cash and cash equivalents, restricted bank deposit and short-term bank deposit are maintained with major financial institutions mainly in Israel. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel. Such deposits are not insured. However, management believes that such financial institutions are financially sound and, accordingly, low credit risk exists with respect to these investments.

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company’s customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. No additional allowances for doubtful accounts were recorded during the year ended December 31, 2017 and 2015. During the year ended December 31, 2016, the Company recorded allowance for doubtful accounts of $9. Actual collection experience may not meet expectations and may result in future bad debt expense. No bad debt expenses were recorded during the years ended December 31, 2017, 2016 and 2015.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined on a “moving average” basis. Inventory write-offs are provided to cover technological obsolescence, excess inventories and discontinued products.

Inventory write-off is measured as the difference between the cost of the inventory and net realizable value based upon assumptions about future demand and is charged to the cost of revenues. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Total inventory write-offs during the years ended December 31, 2017, 2016 and 2015 amounted to $369, $498 and $346, respectively.

i.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	At the shorter of the lease period or useful life of the leasehold improvement

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2017, 2016 and 2015, no impairment losses were identified.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company’s revenues are generated mainly from fixed price contracts and from sales of its product solution. The Company’s product solution is sold to customers directly, through resellers and to lesser extent through distributors. Sales through resellers considered final sell per revenue recognition criteria. The Company recognizes its revenue through distributers on a “sale through” basis and therefore revenues from its distributors are deferred until all revenue recognition criteria of the sale to the end customer are met.

Product and related services revenues contain software components and non-software components that function together to deliver the product’s essential functionality as well as related professional services. As such, revenues from sales of products and related services are recognized in accordance with ASC 605, “Revenue Recognition”, when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is reasonably assured.

Products are typically considered delivered upon shipment. In instances where final acceptance of the product is specified by the customer, and the acceptance is deemed substantive, revenue is deferred until all acceptance criteria have been met. The Company’s arrangements generally do not include any provisions for cancellation, termination or refunds.

The Company also generates sales through independent representatives. These representatives do not hold any of the Company’s inventories, and they do not buy products from the Company. The Company invoices the end-user customers directly, collects payment directly and then pays commissions to the representative for the sales in its territory.

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The selling price for each deliverable is based on vendor-specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available. The Company determines the ESP by considering several external and internal factors including, but not limited to, pricing history and practices, discounting, margin objectives and competition.

Revenues from fixed price contracts (projects) contain mainly software product which is sold as part of an overall solution offered to the customers that combines the sale of software licenses with services which includes significant customization, modification, implementation and integration. Those services are deemed essential to the software. Thus, revenue is generally recognized over the course of these long-term projects based on ASC 605-35, “Construction-Type and Production-Type Contracts”, using the percentage-of-completion method, based on a percentage that incurred labor effort to date bears to total projected labor effort. The amount of revenue recognized is based on the total fees under the arrangement and the percentage of completion achieved. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the Company’s selling arrangements, the Company generally provides a one-year warranty, which includes bug fixing and a hardware warranty (“Warranty”) for all its products. After the Warranty period initially provided with the Company’s products ends, the Company may sell extended warranty contracts on a standalone basis, which includes bug fixing and a hardware warranty.

Revenues from warranty and support include revenue related to extended warranty contracts which are recognized pursuant to ASC 605-20-25, “Separately Priced Extended Warranty and Product Maintenance Contracts.” Pursuant to this provision, revenue related to separately priced product maintenance contracts is deferred and recognized over the term of the maintenance period.

Deferred revenues represent unrecognized fees collected for extended warranty services as well as other advances and payments received from customers, for which revenue has not yet been recognized.

l.	Cost of revenues:

Cost of revenues are comprised of cost of third-party hardware and software license fees, maintenance fees related to such third-party hardware and software, employees’ salaries and related costs, shipping and handling costs, subcontractors, inventory write-offs, indirect taxes, importation taxes and royalties to the Israel Innovation Authority (the “IIA”).

m.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation — Stock Compensation”, which requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

The Company recognizes compensation expenses for the value of its awards granted based on the accelerated attribution method over the requisite service period of each of the awards, net of forfeitures as incurred. The Company elected to early adopt Accounting Standards Update (“ASU”) No. 2016-09, “Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting” (ASU 2016-09) issued by the Financial Accounting Standards Board (“FASB”), which among other items, provides an accounting policy election to account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. The Company elected to account for forfeitures as they occur and therefore, share-based compensation expense for the years ended December 31, 2017 and 2016 has been calculated based on actual forfeitures.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated by running the Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the share price must increase over the exercise price before employees are expected to exercise their share options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option-pricing model.

The fair value for options granted in 2017, 2016 and 2015 is estimated at the date of grant with the following weighted average assumptions:

	2017	2016	2015

Dividend yield	0%	0%	0%
Expected volatility	46.4%-55.9%	50.7%-59.4%	51.4%-62%
Risk-free interest	1.6%-2.1%	0.8%-1.4%	0.6%-1.7%
Expected life (in years)	3.43-4.76	2.79-4.99	2.39-4.58

n.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred except royalty-bearing participation from the IIA as described in Note 2o.

ASC 985-20, “Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Government grants:

The Company receives royalty-bearing grants, which represent participation of the IIA in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the IIA are recorded under cost of revenues, when the related sales are recognized (see also Note 8a1).

The Company also receives grants from the Israeli Ministry of Economy (the “MOE”), which are grants of up to 50% of relevant marketing expenses. These grants are presented as a reduction of marketing expenses and amounted to $6, $75 and $215 for the years ended December 31, 2017, 2016 and 2015, respectively (see also Note 8a2).

p.	Income (loss) per share:

Basic and diluted income (loss) per Ordinary Share is presented in conformity with ASC 260, “Earnings Per Share”, for all years presented. Basic income (loss) per Ordinary Share is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period. Diluted income (loss) per Ordinary Share is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options, restricted share units (“RSUs”) and warrants excluded from the calculation of diluted net income (loss) per share were, 70,801 and 1,349,414 as of 2017 and 2015, respectively. As of December 31, 2016, there were no anti-dilutive securities.

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will be realized.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Income tax uncertainties:

In accordance with ASC 740, “Income Taxes”, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2017 and 2016, no liability for unrecognized tax benefits was recorded.

s.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is partially provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included on the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included on the balance sheet represent the current redemption value of the Company’s contributions made to severance pay funds and to insurance policies.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective January 1, 2012, the Company’s agreements with new employees in Israel are in accordance with section 14 of the Severance Pay Law - 1963 which provides that the Company’s contributions to the severance pay fund shall cover its entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not recorded as part of the balance sheet, as the Company is legally released from its severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

Severance expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $1,007, $905 and $485, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, restricted bank deposit, short-term bank deposit, trade receivables, trade payables and other accounts payable and accrued expenses. Due to the short-term nature of such financial instruments, their fair value approximates their carrying value.

u.	Legal contingencies:

From time to time, the Company may be involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. The Company’s estimations and related accruals if any are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events relating to a particular matter.

v.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”, which establishes standards for the reporting and displays of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to foreign currency translation adjustment and gains or losses on intercompany foreign currency transactions that are of a long-term investment nature in connection with its subsidiary in Brazil.

w.	Recently issued accounting standards:

1.	In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The FASB has recently issued several amendments to the standard, including clarification on identifying performance obligations.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company will adopt the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018.

The cumulative adjustment will decrease the Company’s accumulated deficit as of January 1, 2018 by $337, while decreasing the Company’s deferred revenues by $80, increasing the Company’s trade receivables by $233 and increasing the Company’s other accounts receivable and prepaid expenses by $24.

The most significant impact of the standard on the Company’s financial statements relates to differences in timing of revenue recognition under the new standard.

2.	In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory” (“ASU 2015-11”). The new standard applies only to inventory for which cost is determined by methods other than last-in, first-out or the retail inventory method, such as inventory measured using first-in, first-out, or average cost. Inventory within the scope of ASU 2015-11 is required to be measured at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company adopted ASU 2015-11 during the first quarter of 2017, which did not have a material impact on the Company’s consolidated financial statements.

3.	In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842) (“ASU 2016-02”), whereby lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is currently evaluating the potential impact of this pronouncement.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company will adopt the new standard effective January 1, 2018 and does not expect the adoption of ASU 2016-18 to have a material impact on the Company’s consolidated financial statements.

5.	In May 2017, the FASB issued ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in ASC 718 to a change in the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under ASC 718. The amendments in ASU 2017-09 are effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. The Company will adopt the new standard effective January 1, 2018 and does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	SHORT-TERM BANK DEPOSIT

	Interest rate
Currency	%	Deposit amount	Maturity date
As of December 31, 2017

U.S. dollars	2.28	40,000	December 27, 2018

NOTE 4: -	INVENTORIES

	December 31,
	2017	2016

Raw materials	$-	$57
Finished products (*)	1,199	566

	$1,199	$623

(*)	Includes amounts of $612 and $176 for 2017 and 2016, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

NOTE 5: -	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2016

Indirect taxes	$118	$58
Grant receivables	740	46
Prepaid expenses and advances to suppliers	460	708
Related party (see note 12a5)	2	585
Tax balance to receive from customers	862	461
Project deferred costs	372	-
Others	131	102

	$2,685	$1,960

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2017	2016

Cost:
Computers and electronic equipment	$2,719	$1,885
Office furniture and equipment	231	615
Leasehold improvements	97	442

	3,047	2,942
Accumulated depreciation:
Computers and electronic equipment	1,024	603
Office furniture and equipment	83	410
Leasehold improvements	16	413

	1,123	1,426

	$1,924	$1,516

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 amounted to $537, $286 and $123, respectively.

During 2017, the Company retired fully depreciated assets that were no longer in use. As a result, $839 of cost and accumulated depreciation was removed from the accounts. No gain or loss was recognized.

NOTE 7: -	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2017	2016

Royalties - IIA payable	$1,096	$938
Commissions to distributors	429	333
Accrued expenses	1,903	810

	$3,428	$2,081

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.	The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable ranging from 3% to 5% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus LIBOR interest.

As of December 31, 2017, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $45,784. The total research and development grants that the Company has received from the IIA as of December 31, 2017 were $42,470. The accumulated interest as of December 31, 2017, was $16,953 and the accumulated royalties paid to the IIA were $13,639.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2017, 2016 and 2015 were $1,303, $1,033 and $655, respectively.

In May 2010, the Company received a notice from the IIA regarding alleged miscalculations of the amount of royalties paid by the Company to the IIA for the years 1992-2009 and the revenues basis on which the Company had to pay royalties. The Company believes that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued. During 2011, the Company reviewed with the IIA the alleged miscalculations. The Company assessed the merits of the aforesaid arguments raised by the IIA and recorded a liability for an estimated loss.

2.	In April 2012 and in April 2014, the MOE approved the Company’s application for participation in funding the setting up of the Company’s India subsidiary and China branch as part of a designated grants plan for setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, based on the approved budget for the plan over a period of three years. The Company is currently in the process of winding down its operations at the China office.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company is obligated to pay to the MOE royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved over a period of five years but not more than the total linked amount of the grant received.

The total marketing grants that the Company has received from the MOE as of December 31, 2017 were in the amount of $668. As of December 31, 2017, no liability was accrued.

3.	According to the Company’s agreements with the Israel-U.S, Bi-National Industrial Research and Development Foundation (“BIRD-F”), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of the BIRD-F’s grant, linked to the United States Consumer Price Index (“CPI”) relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by the BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F were $340. As of December 31, 2017, the Company is required to pay royalties up to an amount of $836, including linkage to the CPI.

As of December 31, 2017, the accumulated royalties paid to the BIRD-F including linkage to the CPI were $460. Accordingly, the Company’s total commitment with respect to royalty-bearing participation received, net of royalties paid, amounted to $376 as of December 31, 2017.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company is not obligated to pay royalties or repay the grant since such date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Operating leases:

Premises occupied by the Company and its subsidiaries are leased under various agreements, part of which are with related parties (see also Note 12). The rental agreements for the premises of the Company and its subsidiaries expire up to April 30, 2023. The Company also has several motor vehicle lease agreements for up to 48 months period. As of December 31, 2017, the Company maintains 29 leased cars.

As of December 31, 2017, the future minimum aggregate lease commitments under non-cancelable operating lease agreements are as follows:

As of the year ended December 31,	Premises	Motor vehicles	Total

2018	$946	$52	$998
2019	922	-	922
2020	925	-	925
2021	123	-	123
2022	123	-	123
2023	41	-	41

	$3,080	$52	$3,132

Total lease expenses (net of sublease income from premises under sublease agreements amounted to $11 in 2017) amounted to $1,248, $1,023 and $801 for the years ended December 31, 2017, 2016 and 2015, respectively.

c.	Bank guarantee:

As of December 31, 2017, the Company established a bank guarantee to the Israeli Customs Authority that amounted to $36, which expires on April 30, 2018.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	TAXES ON INCOME

a.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2015 - 26.5%, 2016 – 25% and 2017 - 24%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”):

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 to the Law (“Amendment 71”) was enacted. Per Amendment 71, the tax rate on preferred income from a preferred enterprise in 2014-2016 will be 9% in certain areas in Israel (“Development Area A”) and 16% in other areas. In 2017, the tax rate at Development Area A was reduced to 7.5%.

The Company may claim the tax benefits offered by Amendment 71 in its tax returns, provided that its facilities meet the criteria for tax benefits set out by Amendment 71. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding its eligibility for benefits under Amendment 71 (and in some cases is required to apply for such approval).

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law (“Amendment 73”) was published. Amendment 73, which came into effect in January 2017, prescribes special tax tracks for technological enterprises, granting such enterprises a tax rate of 7.5% (in Development Area A) and 12% (in other areas).

Under Amendment 73, any dividends distributed to “foreign companies”, as defined in the Law, by companies having over 90% foreign (i.e., non-Israeli) ownership, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

In order to comply with the new track determined in Amendment 73, a company must meet certain criteria defined within law (among others R&D expenses and employees at a certain rate).

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2017.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	TAXES ON INCOME (Cont.)

In accordance with the tax laws, tax returns submitted up to and including the 2012 tax year can be regarded as final. As of December 31, 2017, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2017, the Company’s tax loss carryforward and capital loss were $32,576 and $716, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

b.	Foreign subsidiaries:

U.S. subsidiary:

1.	The U.S. subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 35%.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “TCJA”) was signed into law making significant changes to U.S. income tax law. Changes include, but are not limited to, a U.S. federal corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017. The Company has calculated its best estimate of the impact of the TCJA in the computation of the deferred taxes and valuation allowance as of December 31, 2017.

2.	The U.S. subsidiary’s tax loss carryforward amounted to $8,183 and $93 for federal and state tax purposes, respectively, as of December 31, 2017. Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2018-2026 for federal tax purposes and in the years 2018-2025 for state tax purposes.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2013 tax year can be regarded as final.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	TAXES ON INCOME (Cont.)

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $3,551 as of December 31, 2017, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2012 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 30% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2014 tax year can be regarded as final.

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2017	2016
Deferred tax assets:
Carryforward tax losses	$10,591	$11,892
Research and development credit	1,120	601
Accrued social benefits and other	909	683

	12,620	13,176
Less - valuation allowance	(12,620)	(13,176)

Net deferred tax assets	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	TAXES ON INCOME (Cont.)

The net change in the total valuation allowance for the year ended December 31, 2017 was a decrease of $556. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are comprised from withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Company’s subsidiary in India.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$4,751	$3,018	$(755)
Foreign	(1,767)	(1,079)	(47)

Income (loss) before income taxes	$2,984	$1,939	$(802)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2017	2016	2015

Income (loss) before income taxes, as reported in the statements of operations	$2,984	$1,939	$(802)

Statutory tax rate in Israel	24%	25%	26.5%

Theoretical tax benefit	$716	$485	$(213)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(166)	(98)	(2)
Non-deductible expenses and other permanent differences	987	683	446
Differences in taxes arising from foreign currency exchange, net	(856)	(324)	641
Utilization of carry forward tax losses for which valuation allowance was provided	(554)	(1,102)	(451)
Withholding taxes that were deducted by the Company’s customers	32	6	121
Other	(76)	374	(421)

Income taxes	$83	$24	$121

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2017, 2016 and 2015, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2017 and 2016 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Follow-on public offerings:

1.	On May 19, 2016, the Company entered an underwriting agreement related to a follow-on public offering of 1,818,182 Ordinary Shares, at an offering price of $11.00 per share for gross proceeds that amounted to $20,000, before underwriting discounts and commissions and other offering expenses that amounted to $1,455 (“the 2016 Public Offering”).

Under such agreement, the Company granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 272,727 Ordinary Shares at $11.00 per share.

On May 25, 2016, upon the closing of the 2016 Public Offering, the Company issued 2,090,909 Ordinary Shares, including 272,727 shares sold pursuant to full exercise of the underwriters’ option to purchase additional shares, for a total consideration of approximately $21,279, net of issuance costs of $1,721. (See also Note 1c).

2.	On October 20, 2017, the Company entered an underwriting agreement related to a follow-on public offering of 1,444,814 Ordinary Shares, at an offering price of $19.50 per share for gross proceeds that amounted to $28,174, before underwriting discounts and commissions and other offering expenses that amounted to $1,940 (“the 2017 Public Offering”).

Under such agreement, the Company granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 216,722 Ordinary Shares at $19.50 per share.

On October 25, 2017, upon the closing of the 2017 Public Offering, the Company issued 1,661,536 Ordinary Shares, including 216,722 shares sold pursuant to full exercise of the underwriters’ option to purchase additional shares, for a total consideration of approximately $30,206, net of issuance costs of $2,194. (See also Note 1c).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SHAREHOLDERS’ EQUITY (Cont.)

c.	Share option plan:

1.	The Company has granted options under an option plan as follows:

Under the following plan, options are granted for periods not to exceed seven years. Options vest over a period of up to four years from the date of grant. Any options that are cancelled or forfeited before expiration become available for future grants.

a)	The 2013 Share Option Plan:

On April 3, 2013, the Company approved a new Share Option Plan (the “2013 Share Option Plan”). The 2013 Share Option Plan provides for the grant of options to purchase Ordinary Shares. These options are granted pursuant to the 2013 Share Option Plan to provide incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company’s Board of Directors (the “Board”) elected the “Capital Gains Route”.

On October 30, 2016, the Company’s Board resolved to increase the number of shares reserved under the 2013 Share Option Plan, from 1,250,000 to 2,450,000.

b)	On February 19, 2015, the Company’s Board adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its Ordinary Shares, restricted shares and RSUs to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023.

c)	During the year ended December 31, 2017, the Company’s Board approved the grant of 179,002 options and 105,428 RSUs to certain employees and officers of the Company. The options were granted at exercise prices ranging between $18.90 to $19.85 per share, which was equal to the market value of the Company’s Ordinary Shares at the date of grant. Such options and RSUs have vesting schedules of four years, commencing as of the date of grant.

The total number of Ordinary Shares available for future grants under the 2013 Share Option Plan as of December 31, 2017 is 901,770.

 RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SHAREHOLDERS’ EQUITY (Cont.)

2.	Grants of options in 2017, 2016 and 2015 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

3.	Stock options for the year ended December 31, 2017 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2017	624,437	10.47	3.55	$4,576
Granted	179,002	19.48
Exercised	(109,487)	8.13
Expired and forfeited	(14,400)	11.29

Outstanding as of December 31, 2017	679,552	13.20	3.35	$4,517

Vested and expected to vest at December 31, 2017	679,552	13.20	3.35	$4,517

Exercisable as of December 31, 2017	254,850	10.31	2.35	$2,431

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2017 represents the intrinsic value of 679,552 and 254,850 outstanding options that are in-the-money as of December 31, 2017, respectively.

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2017 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2017. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SHAREHOLDERS’ EQUITY (Cont.)

4.	As of December 31, 2017, stock options under the 2013 Share Option Plan are as follows for the year ended December 31, 2017:

	Options outstanding at December 31, 2017			Options exercisable at December 31, 2017
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

2.71-3.90	25,000	3.21	0.95	25,000	3.21	0.95
5.35-8.60	47,800	6.87	1.58	47,800	6.87	1.58
10.49 – 14.52	427,750	11.87	3.15	182,050	12.19	2.74
18.90-19.85	179,002	19.48	4.62	-	-	-

	679,552			254,850

5.	RSUs for the year ended December 31, 2017 under the Company’s 2013 Share Option Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2017	193,150	2.02	$3,438
Granted	105,428
Vested	(52,724)
Cancelled	(5,800)

Outstanding as of December 31, 2017	240,054	1.74	$4,765

Vested and expected to vest as of December 31, 2017	240,054	1.74	$4,765

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	SHAREHOLDERS’ EQUITY (Cont.)

6.	The weighted average fair values of options granted during the years ended December 31, 2017, 2016 and 2015 were $8.08, $6.68 and $4.90, respectively.

7.	The weighted average fair values of RSUs granted during the year ended December 31, 2017, 2016 and 2015 were $19.52, $14.69 and $10.60 per share, respectively.

8.	The following table summarizes the department allocation of the Company’s share-based compensation charges:

	Year ended December 31,
	2017(*)	2016(*)	2015(*)

Cost of revenues	$189	$118	$33
Research and development, net	473	625	529
Sales and marketing, net	499	199	380
General and administrative	1,055	1,529	467

	$2,216	$2,471	$1,409

(*)	Including $1,335, $1,331 and $342 of compensation cost related to RSUs for the year ended December 31, 2017, 2016 and 2015, respectively.

9.	As of December 31, 2017, there are $4,266 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.20 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, “Segment Reporting”. The Company operates in one reportable segment (see also Note 1 for a brief description of the Company’s business).

b.	The following table presents total revenues for the years ended December 31, 2017, 2016 and 2015 and long-lived assets as of December 31, 2017 and 2016:

1.	Revenues from sales to unaffiliated customers:

	Year ended December 31,
	2017	2016	2015

North America	$25,157	$19,167	$1,018
Europe	778	946	1,204
Asia (excluding Philippines)	374	355	576
Philippines	4,501	4,959	8,071
South America (excluding Brazil)	883	785	2,456
Brazil	1,783	2,496	3,487
Other (including Israel)	3,757	802	1,861

	$37,233	$29,510	$18,673

Total revenues are attributed to geographic areas based on the location of the end-customer.

In 2017, 2016 and 2015, the amount of export revenues represented 90%, 98% and 93% of the Company’s total revenues.

2.	Property and equipment, net, by geographic areas:

	Year ended December 31,
	2017	2016

Israel	$1,781	$1,422
Other	143	94

	$1,924	$1,516

3.	Major customer data as a percentage of total revenues:

In 2017, the Company had two customers in the United States and the Philippines that amounted 66% and 12%, respectively, of the total consolidated revenues. In 2016, the Company had two customers in the United States and the Philippines that amounted 62% and 17%, respectively, of the total consolidated revenues. In 2015, the Company had two customers in the Philippines and Brazil that amounted to 43% and 14%, respectively, of the total consolidated revenues.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income (expenses), net:

	Years ended December 31,
	2017	2016	2015

Financial Income:
Interest income	$572	$489	$229
Foreign currency exchange gain	215	424	36

	787	913	265

Financial expenses:
Bank charges	(58)	(23)	(23)
Foreign currency exchange loss	(340)	(74)	(675)

	(398)	(97)	(698)

	$389	$816	$(433)

d.	Net income (loss) per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2017	2016	2015
Numerator:

Numerator for basic net income (loss) per Ordinary Share	$2,901	$1,915	$(923)

Effect of dilutive securities:
Options and warrants issued to grantees and investors, respectively	-	-	-

Numerator for dilutive net income (loss) per Ordinary Share	$2,901	$1,915	$(923)

Denominator:

Denominator for dilutive net income (loss) per Ordinary Share - weighted average number of Ordinary Shares	12,039,176	10,406,897	8,572,681

Effect of dilutive securities:
Options and warrants issued to grantees and investors, respectively	312,390	372,650	-

Denominator for diluted net income (loss) per Ordinary Share - adjusted weighted average number of Ordinary Shares	12,351,566	10,779,547	8,572,681

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company, which as of December 31, 2017, have joint ownership of approximately 25% in the Company’s equity, are also principal shareholders of affiliates known as the RAD-BYNET Group.

1.	The Company was a party to a distribution agreement with Bynet Electronics Ltd. (“BYNET”), a related party, giving BYNET the exclusive right to distribute the Company’s products in Israel.

Revenues related to this distribution agreement are included in Note 12f below as “revenues”. No revenues from such distribution agreement were recorded during the year ended December 31, 2017 and 2016. For the year ended December 31, 2015, revenues aggregated a total amount of $62.

2.	The Company is a party to a reseller agreement with Allot Communications Inc, (“Allot”), a company to which the Company’s controlling shareholder is an interested party, giving Allot the right to distribute the Company’s products.

Revenues related to this reseller agreement are included in Note 12f below as “revenues”. For the years ended December 31, 2017, 2016 and 2015, revenues aggregated a total amount of $31, $139 and $107, respectively.

3.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties (see also Note 8b). The U.S. subsidiary also sub-leases certain premises to a related party. The aggregate net amounts of lease and maintenance expenses were $807, $604 and $411 in 2017, 2016 and 2015, respectively. Such amounts expensed by the Company are disclosed in Note 12f below as part of “Expenses”.

4.	Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. Such amounts expensed by the Company are disclosed in Note 12f below as part of “Expenses” and “Capital expenses”.

5.	During 2016, the Company renovated its Israeli located offices. The lessor, which is considered a related party, committed to participate in the renovation and reimburse expenses of up to $730. As of December 31, 2016, there is a balance to receive related to such renovation and reimbursed expenses of $585 which is disclosed in Note 12e below as part of “Other accounts receivable and prepaid expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	The Company’s executive chairman of the Board (the “Executive Chairman”) since September 10, 2015 is, among other things, also the life partner of the Company’s former chairman of the Board, a currently serving director and a controlling shareholder of the Company. The Executive Chairman is entitled to a fixed monthly salary. During the years ended December 2017 and 2016 and the period since September 10, 2015 to December 31, 2015 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $183, $180 and $30, respectively.

In addition, during 2015 and before such nomination the Company recorded expenses in the amount of $24 per a then effective consultant agreement which was terminated on September 10, 2015.

c.	Since 2015, the Company entered several agreements with Amdocs to sell its solution, pursuant to which the Company recorded revenues in the amount of $24,528 and $18,322, out of which an amount of $24,528 and $18,310 related to the AT&T Engagement and its related agreements during the years ended December 31, 2017 and 2016, respectively (See also Note 1b). The Company’s controlling shareholder and director serves as a director in Amdocs.

d.	As described in Note 10b1, on May 25, 2016, the Company closed its follow-on public offering at a price of $11.00 per share, pursuant to which an aggregate net amount of $21,279 was raised. The Company’s controlling shareholder and director invested $2,200 for the purchase of 200,000 Ordinary Shares in such public offering.

e.	Balances with related parties:

	December 31,
	2017	2016
Assets:

Trade receivables, net	$14,329	$952
Other accounts receivable and prepaid expenses	$2	$588

Liabilities:

Trade payables	$63	$169
Other accounts payables and accrued expenses	$140	$92
Advances from customers	$-	$1,880

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

f.	Transactions with related parties:

	Year ended December 31,
	2017	2016	2015

Revenues	$24,559	$18,461	$169

Expenses:

Cost of revenues	$201	$210	$42

Operating expenses:

Research and development, net	$371	$224	$244
Sales and marketing, net	$217	$142	$118
General and administrative	$293	$250	$93

Capital expenses	$9	$21	$-

-------------------------------

