Form 20-F
period 2018-12-31
RADCOM LTD
filed 2019-04-18
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Mr. Yaron Ravkaie

(+972) 77-774-5060 (tel) / (+972) 3-647-4681 (fax)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2018, there were 13,699,727 ordinary shares, NIS 0.20 par value per share, outstanding.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Omni-Q® is our only registered trademark. A trademark for the term “RADCOM” is pending before the United States Patent and Trademark Office, or USPTO. All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

i

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for service assurance to leading communication service providers, or CSPs, and increase our sales;
●	our plans to focus our expansion efforts in tier 1 and other leading CSPs in the North American, European, and Asia-Pacific markets and our success in doing so;
●	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive network function virtualization, or NFV, deployments;
●	our expectations to maintain our technological advantage over our competitors;
●	our failure to meet any guidance we may give to the public from time to time;
●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, and other CSPs;
●	our ability to identify, market and sell our solutions to CSPs migrating to the NFV, LTE, VoLTE and 5G networks;
●	our ability to release and deploy newly launched product offerings;
●	the potential continued growth of our workforce, operations and related expenses;
●	our expectation that the NFV market will gain momentum;
●	trends in our industry as a whole and their effect on us; and
●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained in this Annual Report are subject to risks and uncertainties, including those discussed under “Item 3.D-Risk Factors” and in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2018, 2017, and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017 from our audited consolidated financial statements and notes included in this Annual Report. Our selected consolidated statements of operations data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014, have been derived from audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report. All references to “dollars,” “U.S. dollars” or “$” in this Annual Report are to United States dollars. All references to “NIS” are to the New Israeli Shekels.

Statement of Operations Data:	Year Ended December 31, (in thousands of U.S. dollars, except share and per share data)
	2018	2017	2016	2015	2014
Revenues:
Products and related services	$13,529	$7,457	$8,642	$15,500	$18,342
Projects	12,218	26,179	17,534	622	2,205
Warranty and Support	8,303	3,597	3,334	2,551	3,089
	34,050	37,233	29,510	18,673	23,636
Cost of revenues:
Products and related services	4,851	4,680	5,603	3,924	7,863
Projects	2,825	5,321	2,902	117	487
Warranty and Support	1,190	487	477	285	343
	8,866	10,488	8,982	4,326	8,693
Gross profit	25,184	26,745	20,528	14,347	14,943
Operating expenses:
Research and development	15,503	10,562	8,047	6,071	5,812
Less - royalty-bearing participation	1,648	1,599	1,693	1,582	1,664
Research and development, net	13,855	8,963	6,354	4,489	4,148
Sales and marketing, net	11,426	10,996	8,528	7,834	7,295
General and administrative	3,391	4,191	4,523	2,393	2,262
Total operating expenses	28,672	24,150	19,405	14,716	13,705
Operating income (loss)	(3,488)	2,595	1,123	(369)	1,238
Financial income (expenses), net	1,136	389	816	(433)	(332)
Income (loss) before taxes on income	(2,352)	2,984	1,939	(802)	906
Taxes on income	(63)	(83)	(24)	(121)	(180)
Net income (loss)	$(2,415)	$2,901	$1,915	$(923)	$726
Basic net income (loss) per ordinary share	$(0.18)	$0.24	$0.18	$(0.11)	$0.09
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	13,630,793	12,039,176	10,406,897	8,572,681	8,088,974
Diluted net income (loss) per ordinary share	$(0.18)	$0.23	$0.18	$(0.11)	$0.08
Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	13,630,793	12,351,566	10,779,547	8,572,681	8,592,387
Balance Sheet Data:
Working capital	$76,860	$74,842	$38,854	$9,643	$10,062
Total assets	$89,531	$91,909	$54,568	$20,135	$20,318
Shareholders’ equity	$78,480	$76,396	$40,143	$9,863	$10,262
Share capital	$643	$628	$523	$372	$361

Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
April (through April 15, 2019)	3.626	3.561
March 2019	3.636	3.600
February 2019	3.662	3.604
January 2019	3.746	3.642
December 2018	3.781	3.718
November 2018	3.743	3.668
October 2018	3.721	3.620
September 2018	3.627	3.564

On April 15, 2019, the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.561 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative daily rate of exchange during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2019 (through April 15, 2019)	3.638
2018	3.597
2017	3.600
2016	3.841
2015	3.884
2014	3.577

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

Our business is dependent on a limited number of significant customers. For example, our two largest customers accounted for approximately 66% of our revenue in fiscal 2018 and 78% in fiscal 2017. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

The pace in which we grow our business depends on our customers’ internal processes and decisions regarding the transition to NFV.

The pace of transition to NFV and timeframe for reaching a mature infrastructure for NFV is dependent on CSPs’ internal decisions regarding NFV technology implementation, timing, nature of virtualization and budgeting. Such decisions may be affected by the overall pace of NFV adoption in the industry as well as by other technology trends such as the deployment of 5G networks. The pace in which we deploy our solutions is directly affected by the pace of CSPs’ internal processes and the pace of maturation of the NFV market. To the extent that CSPs require more time to reach the decision to virtualize, decide to delay virtualization while the market develops, or elect not to transition to NFV, our sales cycles may lengthen, and the growth of our business may be adversely affected.

A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations. A continued slowdown in our customers’ investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include NFV transformation, 4G cellular, Triple Play networks, VoLTE, 5G and Internet of Things, or IoT. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their spending budgets. This trend may continue. The global telecommunications industry and various sectors within the industry are evolving rapidly and it is difficult to predict its potential growth rate or future trends in technology development.

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

The telecommunications industry is characterized by rapidly changing technology, network infrastructure, and customer requirements and by evolving industry standards and frequent new product introductions. These changes require us to constantly adapt and improve our solutions to meet changing industry requirements. If we are unable to stay ahead of industry trends or to timely and successfully complete the development of solutions supporting new standards and technologies such as 5G, our business may be affected as new requirements could reduce or shift the market for our solutions or require us to develop new solutions.

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

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful CSPs who have the financial and other resources required to invest in significant ongoing Service Assurance and Customer Experience Management, or CEM, solutions. Our business and our results of operations could be adversely affected if we are unable to develop sustainable customer relationships, or to meet customers’ expectations in providing solutions and related services.

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

Large CSPs have substantial purchasing power and leverage in negotiating contractual arrangements with us. These customers may require us to develop additional features and may impose penalties on us for failure to deliver such features on a timely basis, or failure to meet performance standards. As we seek to increase our sales to large CSPs, we may be required to agree to unfavorable terms and conditions which may decrease our revenues and/or increase the time it takes to convert orders into revenues and could result in an adverse effect on our business, financial condition and results of operations. Similarly, some of our contracts may contain change in control provisions which may have an adverse effect on our business and results if exercised following a change in control transaction or, in the alternative, may act as an impediment to certain change in control transactions.

Global economic conditions may adversely affect our business.

Changes in global economic conditions could have a negative impact on business around the world and on the telecommunications sector. Conditions may be depressed, or may be subject to deterioration, which could lead to a reduction in consumer and customer spending overall and may in turn have an adverse impact on sales of our solutions. A disruption in the ability of our significant customers to access liquidity could cause serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in their orders of our solutions and the inability or failure on their part, to meet their payment obligations to us, any of which could have an adverse effect on our business, financial condition, results of operations and liquidity. In addition, any disruption in the ability of our customers to access liquidity could require us to assume greater credit risk relating to our receivables or could limit our ability to collect receivables related to purchases by affected customers. As a result, we may have to defer recognition of revenues, our reserves for doubtful accounts and write-offs of accounts receivable may increase and we may incur losses.

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

Our expectation that the NFV market will gain momentum may not materialize.

We believe that most of the industry’s leading CSPs will transform their network to NFV or are at the very least, evaluating their transformation to NFV. Our expectation is that the NFV market will materialize and gain momentum. However, our expectations may not be correct, and the actual pace of NFV transformation may take longer than we anticipate or may not occur at all. If the demand for NFV does not continue to grow, our business, financial condition and results of operations may suffer.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our share price to fluctuate and/or to decline.

We have experienced, and in the future may also experience, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

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

Our costs of revenues consist of variable costs, which include labor and related costs, including costs incurred in software development customization for projects and deployment costs, the use of hardware, inventory write-offs, packaging, importation taxes, shipping and handling costs, license fees for software components of third parties, warranty expenses, allocation of overhead expenses, subcontractors’ expenses, royalties to the Israel Innovation Authority, or IIA, and share-based compensation. A major part of our costs of sales is relatively variable and determined based on our anticipated revenues. We believe, therefore, that quarter-to-quarter comparisons of our operating results may not be a reliable indication of future performance.

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

We may experience a delay in generating or recognizing revenues for several reasons, including revenue recognition accounting requirements. In many cases, we cannot recognize revenue from an order prior to customer acceptance, which may take three to 12 months from the commencement of the engagement. Therefore, a major part of the revenue for any fiscal quarter may be derived from a backlog of orders under delivery and may not correlate to the date of a customer’s order or the delivery date.

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

We may not be able to sustain or improve upon our recent levels of gross margin. Our gross margins may be adversely affected by numerous factors, including:

●	increased price competition;
●	local sales taxes which may be incurred for direct sales;
●	increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our solutions;
●	changes in customer, geographic or product mix;
●	increases in costs such as employment costs or third-party service or component costs;
●	changes in distribution channels;
●	losses on customer contracts; and
●	increases in warranty costs.

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

We derive all of our revenues from the sale of solutions and related services for CSPs. As common practice in our industry, our solutions generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our solutions and decisions are subject to additional levels of internal review. As a result, the sales cycle may be longer than anticipated. The following factors, among others, affect the length of the approval process:

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

We have experienced periods of growth of our business. If we cannot adequately manage our business, our results of operations may suffer.

During 2016, 2017, and 2018 we increased the size of our workforce and we may continue to do so, during 2019, in order to enable us to meet our obligations, continue enhancing our products and solutions, and grow our business. There is no guarantee that these efforts to increase our work force will have a positive effect on our business. Future growth may place a significant strain on our managerial, operational and financial resources.

We cannot be sure that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional personnel. Moreover, competition for qualified personnel can be intense in the areas where we operate, and the processes of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, including by attracting, incentivizing and retaining highly skilled personnel, we may not succeed in expanding our business, our expenses may increase, and our results of operations may be adversely affected.

In addition, employees may seek future employment with our business partners, customers or competitors. We cannot be sure that the confidential nature of our proprietary information will not be compromised by any such employees who terminate their employment with us.

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

Our future growth and success depend to an extent upon the continuing services of our executive officers and other key employees including our Chief Executive Officer, Mr. Yaron Ravkaie, the Chief Executive Officer of our U.S. subsidiary, RADCOM, Inc., or RADCOM US, Mr. Eyal Harari, and our Vice President of Research and Development, Mr. Hilik Itman. We do not have long-term employment agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

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

Our solutions are complex and may sometimes contain undetected errors which can delay introductions or necessitate redesign. In addition, we are dependent on other suppliers for key components that are incorporated in our solutions. Failures in networks in which our solutions are deployed arising out of our solutions may result in customer dissatisfaction, contractual claims and, potentially, liability claims being filed against us. Our warranties require us to correct any errors or defects in our solutions. The warranty period is mostly for one year but could be extended either in the initial purchase of our solution or after the initial warranty period ends through the purchase of extended support and maintenance. Any failure of a network in which our solutions are deployed (whether or not our solutions are the cause) and any customer claims against us, along with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our solutions and harm to our business. In addition, under the warranty and extended maintenance agreements, we need to meet certain service levels and if we fail to meet them, we may be exposed to penalties.

We incorporate open source technology in our solutions which may expose us to liability and have a material impact on our product development and sales.

Some of our solutions utilize open source technologies. These technologies are licensed to us under varying license structures. These licenses pose a potential risk to our solution in the event they are inappropriately integrated. If we have not, or do not in the future, properly integrate software that is subject to such licenses into our solutions, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our solutions may have over theirs. Any such requirement to disclose our source code or other confidential information related to our solutions could, therefore, materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our solutions and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information. We currently have one registered patent, five pending patent applications and we are in the process of filing additional patent applications. However, these measures may not be adequate to protect our technology from third-party infringement. Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our solutions.

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

Our solutions and their use may be subject to certain laws and regulations regarding privacy and data security including United States federal and state laws and recently enacted European privacy laws. Generally, attention to privacy and data security requirements is increasing worldwide and is resulting in increased regulation. Such regulations may impose significant penalties for non-compliance, such as the penalties proposed under the European data protection regulations which became effective in May 2018. Use of our solutions could be subject to such new regulation, which could significantly increase the cost of implementing our solutions and impact our ability to compete in the marketplace. Such regulations could also impose additional data security requirements which will impact the cost of developing new solutions and limit the return we can expect to achieve on past and future investments in our solutions.

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

We have received an aggregate of $44.8 million in royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how, especially to parties outside of Israel, is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs.

Additionally, in May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009 and the revenues on which the Company must pay royalties. During 2011, we reviewed with the IIA these alleged miscalculations. We believe that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued as of December 31, 2018. However, we cannot be sure that the IIA will accept our arguments mentioned above, which, if not accepted, may result in the expenditure of financial resources.

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

Zohar Zisapel and Yehuda Zisapel beneficially own, in the aggregate, approximately 24% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval including the election of directors.

As of April 15, 2019, Zohar Zisapel (the former Chairman of our Board of Directors) and Yehuda Zisapel, who are brothers, may be deemed to beneficially own an aggregate of 3,226,481 ordinary shares, including options exercisable for 14,000 ordinary shares that are exercisable within 60 days of April 15, 2019, representing approximately 24% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Zohar Zisapel and Yehuda Zisapel have significant influence over the outcome of various actions that require shareholder approval including the election of our directors. In addition, Zohar Zisapel and Yehuda Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

In 2018 we incurred a net loss of approximately $2.4 million. Although we were profitable in 2017 and 2016, we may continue to incur losses in the future or may be unable to sustain profitability, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

Our growing international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, approximately 98% of our sales in 2018, 90% of our sales in 2017, and 98% of our sales in 2016 were generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

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

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Brazilian real, or BRL, euro and other currencies. Financing activities are also made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today, we have not entered into any hedging transactions in order to mitigate these risks.

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

In addition, a material portion of our leases are denominated in currencies other than the U.S. dollar, mainly in NIS. In accordance with the new lease accounting standard, which became effective on January 1, 2019, the associated lease liabilities will be remeasured using the current exchange rate in the future reporting periods, which may result in material foreign exchange gains or losses.

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

Pursuant to rules of the U.S. Securities and Exchange Commission, or SEC, adopted pursuant to Section 404, or Section 404, of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we are required to include in our annual report a report of management on our internal control over financial reporting including an assessment by management of the effectiveness of our internal control over financial reporting. In addition, because we qualify as an accelerated filer under the SEC rules, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that our internal control over financial reporting is not effective. Such conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, our auditors or we may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have an adverse effect on our business, financial condition and results of operations, and on investor confidence in our reported financial information.

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

Between January 1, 2018 and April 15, 2019, our ordinary shares have traded on the Nasdaq Capital Market, or the Nasdaq, as high as $21.50 and as low as $7.10 per share. As of April 15, 2019, the closing price of our ordinary shares on Nasdaq was $7.93 per share. The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including those risks identified in “Item 3.D-Risk Factors”.

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

From time to time we may choose to raise funds in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. Any such financings may dilute the ownership of existing shareholders and could adversely affect the market price of our ordinary shares. In addition, if adequate financing is not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

The trading volume of our shares is relatively low and it may be low in the future.

Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lesser liquidity and lower than expected market prices for our ordinary shares, and our shareholders may not be able to resell their shares for more than they paid for them. This low trading volume may also result in greater share price volatility as result of short trading activities or the acquisition or disposition of shares by any single larger or institutional shareholder.

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

We were incorporated in Israel. All our directors reside outside of the United States, and most of our assets are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

As a foreign private issuer whose shares are listed on the Nasdaq, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules including requirements regarding the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the Nasdaq requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).

Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules. For more information, see “Item 16G—Corporate Governance”.

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

In the years ended December 31, 2018, 2017 and 2016, our capital expenditures were approximately $662 thousand, $790 thousand, and $1.3 million, respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

For more information, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that has been filed electronically with the SEC.

B.	BUSINESS OVERVIEW

Overview

We are a leading provider of NFV and 5G-ready service assurance, cloud-native network intelligence solutions for CSPs. NFV is a software-centric design approach which virtualizes entire classes of network functions into building blocks that may be connected or chained together to create services in software-based, virtualized network environments.  NFV is designed to consolidate and deliver the networking components needed to support a fully virtualized network utilizing standard technologies that run on high-volume service, switch and storage hardware to virtualize network functions. NFV is a key enabler of the coming 5G telecommunications infrastructure, helping to virtualize all the various aspects of the network. We have a strong track-record of innovation.

Our RADCOM Network Intelligence portfolio of solutions includes:

●	RADCOM Service Assurance (formerly known as MaveriQ) – a “first to market” fully virtualized, on-demand service assurance solution that integrates an automated, and efficient data acquisition layer of virtual probes with a smart mediation layer thus providing critical customer and service insights for operators in the form of RADCOM Network Insights;
●	RADCOM Network Visibility – a cloud-native network packet broker and filtering solution that allows operators to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and
●	RADCOM Network Insights – a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. With RADCOM Network Insights we are able to offer a comprehensive CEM solution to CSPs.

Since 2016, we have adapted our solutions to meet the highest-level requirements of AT&T, the first CSP launching a full NFV eco-system. We built on that success in 2017 and 2018 with our selection as NFV solution provider to additional tier 1 CSPs and the expansion of our footprint with existing customers by supporting them in their transition to NFV. As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with our advanced cloud-native solutions and our growing industry track record.

We specialize in solutions for next-generation mobile and fixed networks, including LTE, LTE-A VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM, mobile broadband, and 5G.

Our portfolio enables CSPs to smoothly transition their networks to NFV and 5G by monitoring and assuring both physical network and NFV-based network and consequentially, ‘hybrid’ networks from tapping point to network insights. With the rate of transition between physical and virtualized networks taking place gradually, CSPs will need to manage ‘hybrid’ networks for the foreseeable future. As a result, service assurance solutions that provide service and network performance visibility in both physical and virtual environments are expected to become an important step in CSPs’ NFV transition.

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

Our solutions deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as LTE, LTE-A, VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM, mobile broadband and 5G and allow CSPs to monitor and proactively improve quality of experience for their subscribers. The key benefits of our solutions are:

●	advanced software-based architecture;
●	ease of deployment and management;
●	improved customer retention;
●	reduced subscriber churn rates;
●	improved service availability and quality;
●	ability to correlate session information and provide an end-to-end view of the customer experience;
●	full ability to install the solution as a virtual network function for seamless integration into all NFV infrastructures;
●	on-demand monitoring capabilities;
●	scalability for next-generation services;
●	enhanced ability to collect all network packets for a complete and comprehensive view of the network and the customer experience;
●	increased operational efficiency and lower costs;
●	support for multiple protocols for end-to-end network coverage;
●	the existence of both network-wide views and drilldown to an individual subscriber level and down to each session;
●	support for the largest scale multi-market networks;
●	accelerated deployment and migration to NFV and 5G; and
●	real-time capabilities.

Our fully cloud-native solutions enable CSPs to manage both existing physical networks and next-generation, NFV-based architectures. We recognized that CSPs would require a new approach for service assurance and CEM solutions in order to monitor huge volumes of data and support NFV-based network deployments. In February 2014, we launched our service assurance solution which incorporates software-based probes, and which subsequently replaced our OmniQ hardware-based solution. During 2015 and 2016, we launched and substantially enhanced our NFV solution for service assurance and our CEM solution.

During 2017 and 2018, we improved our NFV capabilities to meet the stringent requirements of top tier CSPs having a large subscriber base and a high level of expertise. We have also continued the development and enhancement of our solutions to meet the complicated needs of monitoring 5G networks and to offer a smart mediation layer which allows us to offer a full end-to-end customer and service view which addresses CSPs’ requirements for a smart CEM solution.

In December 2015, our service assurance solution was selected by AT&T for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry. During 2017 we continued the deployment of our software-based NFV solution with AT&T and commenced deployment with an additional tier 1 CSP following its selection of our solution. We are leveraging this experience and success in discussions with other CSPs that are looking to manage existing networks while evaluating their transformation to the next-generation NFV architectures. In 2018 we further expanded our solutions to support existing customers in their transition to NFV and meeting their initial requirements for 5G.

Industry Background

Our Customers and the Markets for Our Solutions

We operate in a large market that is undergoing significant transformation with significant potential for growth. The customers in our market consist primarily of mobile and fixed CSPs who are responsible for providing mobile and fixed telecommunications services. Our solutions are used by multiple divisions within a CSP’s organization, including engineering, operations, marketing, management and customer care departments.

CSPs face many challenges in managing their network – from the rapid growth in mobile data traffic to complexities in managing services that are delivered across multiple vendor technologies. These challenges are intensifying with further traffic growth and the emergence of new technologies and services, such as machine to machine, IoT and 5G. With the need to manage millions of various network elements and services from multiple vendors and technologies, deploying a virtualized network intelligence and CEM solution is an essential part of a CSP’s network. In addition, CSPs are facing strong competition both from other CSPs and from over-the-top (OTT)players who are offering more and more similar services. In order to fight for their customers’ satisfaction, CSPs will need to gain deeper insight into customer behavior, enabling them to tailor processes based on customer preferences.

Similar to how virtualization has become widely deployed in many data centers and large enterprises, many CSPs are looking to reduce costs and become more agile by transitioning from physical network elements to software-centric, virtualized NFV architectures. As NFV enables CSPs to replace dedicated physical network elements with software-based solutions that run-on standard, non-proprietary, third-party hardware, this creates an increasing demand for NFV solutions such as ours. However, it also results in downward pressure on NFV and service assurance solution pricing in order to allow the CSPs to obtain cost reduction objectives. Although the pace of NFV transformation is uncertain, major CSPs are currently evaluating and/or moving parts of their network to support NFV. NFV and software-defined networking, or SDN, are expected to play an important role in 5G networks. For instance, 5G will support diverse use cases optimized by dynamic network slicing using SDN and NFV architectures and is expected to lead to an acceleration in NFV transformations.

While NFV provides many benefits, transitioning infrastructure to NFV adds significant complexity when it comes to service assurance and CEM. Prior probe and management solutions were not designed for NFV. Whereas prior solutions focused on monitoring physical network devices, new solutions must broaden capabilities to monitor internal virtual machine to virtual machine communications between various virtualized network functions all hosted on the same server as well as communications between servers. New solutions must also work tightly within the NFV eco-system to provide benefits from a full closed loop approach, where the monitoring solution acts as a virtualized network function with full automation capabilities.

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

Key elements of our strategy include:

●	Targeting CSPs who are evaluating and/or migrating to NFV and 5G. Most of the industry’s largest CSPs are either evaluating NFV or have started deploying virtualized solutions for their network functionality. The introduction of 5G networks also is expected to drive a greater transition to NFV and necessitate real cloud-native network intelligence solutions. We believe that our solutions are significantly more advanced than competitors’ offerings and that we are better positioned than competitors who lack the experience deploying in virtualized environments or do not offer true cloud-native solutions that can be deployed at large scale. In order to transition to NFV, CSPs generally need to replace or upgrade their service assurance and CEM solutions with software that can support legacy, NFV-based architectures and 5G use cases. Our solution, which monitors both existing networks and NFV, ensures a smooth migration and enables CSPs to future-proof their investment in a network intelligence solution. The deployment of our solutions with AT&T has been noted by many CSPs. As a result, we believe we are well positioned to leverage our vast experience in true cloud-native and fully virtualized network intelligence in order to successfully expand our deployment base to other CSPs.

●	Engaging Tier 1 Customers and CSPs actively transitioning to NFV. With our advanced deployment and our reputation as the NFV technology leader, we are focusing our sales and marketing activities on tier 1 and galaxy (multi-carrier) operators and other operators seeking to migrate or actively migrating to NFV.

●	Utilizing our industry leadership to introduce optimized costing models to the market. As a true software-based company we offer our existing and potential customers an appealing commercial model that combines both predictable spending on capital and operating expenditures with lower spending on service assurance and CEM solutions, in comparison to the appliance-based legacy solutions our competition continues to offer. With our optimized commercial model, we offer our customers several alternatives that enable them to grow their business and traffic on the network without impacting their spending with us.

●	Focusing our network insight capabilities to enhance the business value of our solution. RADCOM Network Insights is intended to meet the need for an end-to-end customer and service experience management solution. In addition to standard reporting and dashboards, this solution offers advanced capabilities which allow CSPs to gain real-time insights, discern trends, and develop forecasts which will allow them to improve core operations, enhance the customer experience, and improve marketing efficiency. Through the addition of new offerings such as those offered by Network Visibility, we aim to provide end-to-end network visibility from virtual tapping point to network insights.

Products and Solutions

Our Network Intelligence portfolio includes RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights.

RADCOM Service Assurance (formerly MaveriQ)

RADCOM Service Assurance is a class-leading cloud-native, fully virtualized (NFV), next-generation, probe-based service assurance solution. RADCOM Service Assurance integrates an automated and efficient data acquisition layer of virtual probes with a smart mediation layer which correlates and enriches probe-based data with network events to provide critical customer and service insights for operators. RADCOM Service Assurance is the first solution to support NFV networks and can be deployed, in its entirety, on virtualized and/or bare metal servers using the same software. This enables customers to use RADCOM Service Assurance on their physical and cloud infrastructures as they transition from legacy hardware-based networks to NFV-based virtualized networks.

RADCOM Service Assurance allows CSPs to carry out end-to-end data and voice quality monitoring and to manage their networks and services. RADCOM Service Assurance offers users a full array of analysis and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting from tapping point to network insights.

RADCOM Service Assurance consists of a powerful and user-friendly central management module and a broad range of passive software-based probes used to gather transmission quality data from various types of networks and services, including VoIP, UMTS, LTE, IMS data and others. Signaling and media attributes and quality measurement extended detail records collected from the probes in the RADCOM Service Assurance Manager (the central site-management software) are stored in the solution’s database. These can then be used by the reporting and troubleshooting applications to perform service performance analysis, drilldown and troubleshooting on key performance indicators, or KPIs, to gauge performance over time and key quality indicators to gauge the quality of service.

RADCOM Service Assurance monitors multiple types of services such as voice, video and data, employing a comprehensive array of services and network performance and measurement methodologies to continuously analyze service performance and quality. With its enhanced correlation capabilities, RADCOM Service Assurance offers the service provider full end-to-end visibility of the network across technologies. RADCOM Service Assurance displays performance and quality measurements from both the signaling and the user planes, based on a broad range of passive software-based probes, which are installed on standard, non-proprietary third-party hardware that function together with RADCOM Service Assurance to deliver essential functionality.

RADCOM Service Assurance provides an advanced set of service assurance monitoring applications: network troubleshooting, network quality monitoring, service quality monitoring, customer quality of service monitoring, and customer service level agreements monitoring.

RADCOM Service Assurance is designed to enable CSPs to succeed in their efforts to address significant technology challenges, including:

●	deployment of next-generation networks such as LTE and 5G;
●	migration to and integration of new network architectures;
●	delivery of advanced, complex services such as VoIP IMS and video quality analytics; and
●	proactive management and quality assurance for all data sessions and calls on existing and next-generation service providers’ production networks.

CSPs use RADCOM Service Assurance for a wide array of use cases, such as:

Customer and Service Assurance

●	Troubleshooting – enables CSPs to “drill down” to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.
●	Performance monitoring – allows CSPs to analyze and optimize network component performance levels and customer experience with the goal of identifying faults before they compromise the customer’s experience.
●	Fault detection – automatic fault detection and service KPIs alert CSPs to network problems as they arise.
●	Pre-Mediation – generates call detail records needed to feed the solutions’ smart mediation layer as well as third-party operations support systems and other solutions.

Roaming and Interconnect Analysis

RADCOM Service Assurance is used by CSPs to monitor their roaming and interconnect traffic. By identifying problematic links, CSPs avoid revenue loss, detect problems with specific roaming partners, and manage interconnection KPIs.

Customer Experience Management, or CEM

We have developed and are constantly expanding and enhancing our solutions’ CEM capabilities in line with CSPs’ key business drivers. CSPs need to know what their customers are experiencing in order to retain their customers and maintain their profitability. Our solutions allow CSPs to optimize their customer experience, increase their revenues, and reduce their costs. Revenue-generating services require a well-managed network and mature service-delivery processes to meet the high service-level demands of CSPs’ customers.

RADCOM Service Assurance provides the visibility and invaluable data for CSPs to manage both network and service performance and to ensure quality of experience for its subscribers. RADCOM Service Assurance monitors a wide range of measurement sessions that are meaningful to CSPs. By analyzing these measurements in real time and applying business intelligence, Service Assurance provides CSPs with insight not only into the customer quality of experience but also into the corresponding quality of the service provider’s network.

RADCOM Network Visibility

RADCOM Network Visibility, launched in February 2018, virtualizes the traditional network packet broker. Utilizing its advanced smart load balancing capabilities, RADCOM Network Visibility cost effectively provides operators with end-to-end network visibility for NFV networks. Working in unison with RADCOM Service Assurance, RADCOM Network Visibility is fully automated under ETSI compliant NFV orchestration for onboarding and configuration and provides operators with on-demand capabilities, auto-scaling, and auto-healing as well as seamless upgrades.

RADCOM Network Visibility offers operators an integrated cloud-native visibility solution that ensures intelligent traffic distribution, load balancing and full end-to-end visibility across virtual networks, and provides advanced packet broker capabilities, like packet de-duplication, secure socket layer decryption and packet slicing. As a cloud-native solution, RADCOM Network Visibility has no dedicated hardware limitations and can be dynamically deployed and scaled efficiently with an NFV distributed approach to high scale packet brokering.

RADCOM Network Visibility enables CSPs to virtually, intelligently and efficiently:

●	manage, scale and load balance the network traffic;

●	automate and synchronize visibility and assurance, onboarding and configuration;
●	distribute traffic between the network intelligence probes without having to duplicate traffic and waste network resources;
●	load balance Mobility Management Entity (MME)/IMS traffic with deciphering support;
●	filter and analyze traffic with application-based routing;
●	save network and bandwidth resources by filtering traffic at the tapping point; and
●	utilize a unified and centralized management solution.

RADCOM Network Visibility plays a critical role in managing network performance and aggregating live data from the network, performing session-aware load balancing and filtering before carefully optimizing the traffic flow to virtual probes. Under a unified management solution, RADCOM Network Visibility is deployed and configured with a simple drop and drag graphic user interface that provides operators with direct interfaces to a suite of troubleshooting tools and with a single point of access to multiple resources. This approach can deliver significant cost savings as operators can analyze traffic before it reaches the service assurance tools. Furthermore, with powerful filtering capabilities, this solution’s visibility layer can identify and manage specific data, thus significantly saving on the use of network resources by filtering the amount of data delivered to RADCOM Service Assurance.

RADCOM Network Insights

RADCOM Network Insights provides CSPs with real-time actionable business and marketing insights, which are customer centric while still maximizing revenue streams across the organization. These rich, actionable network insights, allows operators to fully visualize their networks and improve the service and customer experience, provide customer impact analysis, and proactively handle issues to fully understand the customer experience and offer an improved Quality of Experience, or QoE, and a reduced customer churn, which is of particular importance in transitioning to NFV and 5G.

RADCOM Network Insights takes data from the RADCOM Service Assurance and RADCOM Network Visibility solutions, and certain external systems, to generate automatic alerts when service levels drop below a pre-defined threshold. The solution can provide actionable triggers to external systems for proactive handling. Operators can view the insights via an interactive dashboard and easily segment the data – deciding the area of the network on which to focus.

RADCOM’s Network Insights solution takes a proactive approach to handling network issues. By using both internal probe-based data and certain external data feeds, RADCOM has the network intelligence to know which data to extract in order to provide the actionable insights required. Key network monitoring metrics can be fed into RADCOM’s key quality indicators and converted to Quality of Service. Combined with customer resource management feeds and legacy third-party probe data, the solution enables operators to assess the QoE for the subscriber and make proactive decisions.

RADCOM Network Insights’ sophisticated tools are delivered via a powerful data virtualization suite. This enables the CSP to pinpoint necessary data for actionable insights which are required to improve the CSP’s customers QoE and therefore to improve the CSP’s capital efficiency.

Sales and Marketing Organization

We sell to customers throughout the world mainly via direct channels and through resellers, including through our executives and sales representatives in the United States, Europe, Israel, Brazil and Asia, but also via indirect channels.

Direct channels:

Most of our sales are made through a direct channel, whereby our customers (the end-users) enter into an agreement directly with us. During 2018, this direct channel was used mainly in North America, South America and Asia.

In North America, we operate through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market.  Our solutions are sold to end-users in North America either by RADCOM US or by RADCOM Ltd.

In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly.

In India, we operate through RADCOM India, which primarily provides marketing, customer support and development services worldwide.

Elsewhere, our solutions are primarily sold to the end-users directly by RADCOM Ltd., including through our sales representatives in Europe and in Asia, and supported by local representatives and subcontractors in the local market.

Indirect channels:

In several markets we sell our solutions through independent distributors who market our solutions. We continue to search for new distributors to penetrate new geographical markets and new customers, and to better serve our target markets.

Our distributors and resellers serve as our local representative in certain countries as part of our sales, marketing and support team. They help sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2018	2017	2016	2018	2017	2016
North America	22.2	25.1	19.2	65.1	67.5	65.1
Europe	0.4	0.8	0.9	1.2	2.2	3.1
Asia (excluding Philippines)	0.9	0.4	0.3	2.6	1.1	1.0
Philippines	6.2	4.5	5.0	18.2	12.1	16.9
South America (excluding Brazil)	0.7	0.9	0.8	2.1	2.4	2.7
Brazil	2.9	1.8	2.5	8.5	4.8	8.5
Others (including Israel)	0.8	3.7	0.8	2.3	9.9	2.7
Total revenues	34.1	37.2	29.5	100%	100%	100%

Competition

The market for our solutions is competitive, and we expect that competition will continue in the future, both with respect to solutions that we are currently offering and solutions that we are developing. Our principal competitors include Anritsu, Empirix, Exfo, Huawei, NetScout, Polystar, EXFO, Nexus, Samsung and Viavi. In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies, as well as traditional players in the CEM space such as Sandvine, Neumetrics, Ericsson and Nokia. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do. Furthermore, the transition to NFV and software-based solutions could possibly open the market to new competitors or bring in competitors from adjacent markets. For more information, see “Item 3.D-Risk Factors- Risks Related to Our Business and Our Industry.”

We believe that we are differentiated from our competitors due to:

●	our recognized class-leading, cloud-native NFV service assurance solutions;
●	our experience deploying and scaling NFV solutions with Tier 1 CSPs such as AT&T;
●	our advanced technology offering which provides end-to-end network visibility from virtual tapping point to network insights;

●	our multi-technology correlation capabilities that can support all major technologies – 4G, 5G, LTE, IMS, VoLTE, VoIP and legacy 3G - within the same solution;

●	our development of service assurance solutions for the deployment of 5G networks;
●	our solution full software-based solutions provide cost-efficiency, rapid deployment times and agility in development;
●	our support for both physical and NFV networks to allow CSPs who have yet to transform to NFV, to accelerate NFV deployments and smoothly transition from physical infrastructure while using the same solutions; and
●	our proven flexibility and responsiveness in a dynamic customer and technology environment.

Following our strategic deployment with AT&T and an additional tier 1 CSP and our progress in engaging new customers thereafter, we believe that we are the leader in NFV, cloud-native network intelligence solutions for CSPs transitioning to NFV and deploying 5G networks.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and our strategic goal list to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

●	Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors, and Original Equipment Manufacturer, or OEM, partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We may provide our customers with a free warranty period which includes bug-fixing and a warranty on our solutions. After the initial warranty period, we offer extended warranties which can be purchased for multi-year periods. Generally, the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the solutions.
●	Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our solutions and guide our R&D roadmap.

●	Regional technical support: As the sale of a system and solutions requires a high level of technical skill, we decided to enhance our support with local experts located in our regional offices. This strategy is advantageous in terms of the time zone, culture and language. For example, in our U.S., Brazil and India offices we established local support teams responsible for first level engagements with customers (tier 1).

●	Support of our sales representatives: We provide a high level of pre- and post-sale technical support to our sales representatives in the field. We use a broad range of channels to deliver this support, including technical training, marketing material and others.

Seasonality of Our Business

In addition to general market and economic conditions, such as overall industry consolidation, the pace of adoption of new technologies, and the general state of the economy, our orders are affected by the varying fiscal year-ends of customers. Although this results in fluctuations in our revenues from quarter to quarter, such fluctuations are not subject to any clear seasonality or consistent seasonal patterns.

Development Facilities

Our corporate office and development facilities are located in Tel Aviv, Israel, and consist primarily of software development, testing, quality control and installation.

Research and Development

In 2018, most of our research and development efforts focused on developing and enhancing our NFV solutions to meet the stringent requirements of top tier CSPs having a large subscriber base and a high level of expertise. We expect to continue to invest significant efforts in enhancing our NFV solutions in 2019 and in developing new features and new solution offerings to meet the requirements of 5G networks.

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

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the R&D Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. As of December 31, 2018, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

The R&D Law provides that the IIA is authorized to determine the ownership requirements of know-how developed under an approved research and development program and/or rights associated with such know-how including intellectual property, which is not the product that was developed under such program, or the Funded Know-How.

The R&D Law further provides that Funded Know-How may not be transferred to any third parties, unless certain requirements are met, as determined in each project separately.

Among others, the IIA may determine that certain Funded Know-How can be transferred to third parties in Israel only if such transferee company will also be subject to the same terms and conditions that were levied upon the transferor company under the R&D Law prior to the transfer of such know-how.

The IIA may approve the transfer of Funded Know-How from Israel to abroad, generally, in the following cases: (a) the grant recipient pays to the IIA up to 600% of the total amount of the grants and interest in consideration for such Funded Know-How ; (b) if the grant recipient receives an alternative know-how from a third party in exchange for its Funded Know-How, subject to certain requirements, among which the alternative know-how will generate higher revenues than the Funded Know-How for the company; (c) if such transfer of Funded Know-How arises in connection with certain types of cooperation in research and development activities; or (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient and the Funded Know-How is sold for a lower price than the amount of funds invested in it, in which case the payment set forth in (a) may be reduced.

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

In each of the last ten fiscal years, we have received royalty-bearing grants from the IIA. As of December 31, 2018, our total contingent liability to the IIA in respect of grants received including accumulated interest and accumulated royalties paid was approximately $48.4 million.

In May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009. See “Item 3.D. Risk Factors–Risks related to our Business and Our Industry”.

Binational Industrial Research and Development Foundation

Although we have not received any new grants since 1996 and have not been required to pay any royalties since 2003, we have in the past received funding for the research and development of products from the Israel-U.S. Binational Industrial Research and Development Foundation, or the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2018, our contingent liability to the BIRD Foundation for funding received was approximately $381 thousand.  Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation.

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

We are obligated to pay to the MOE, over a period of five years commencing as of the lapse of the third anniversary of the grant, royalties of 3% of increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. No further grants are expected to be received from this plan.

As of December 31, 2018, the total amount of marketing grants received from the MOE with respect to our offices in China and our subsidiary in India is approximately $668 thousand. During the year ended December 31, 2018, we recorded an amount of approximately $9 thousand as royalty expenses to be paid to the MOE.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our solutions and technologies. We own a registered trademark for the name Omni-Q®. Trademark registration for the name RADCOM is pending before the USPTO. We currently have one registered patent and four pending patent applications in the United States, and we are in the process of filing additional patent applications.  In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with suppliers and sub-contractors who have access to sensitive information.

Employees

Our total headcount as of December 31, 2018 was 233 including employees and contractors. See “Item 6.D – Directors, Senior Management and Employees – Employees.”

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. Except for employees located in Brazil, none of our employees are represented by labor unions.

Although we are not a party to a collective bargaining agreement in Israel, we are subject to certain provisions of collective bargaining agreements among the General Federation of Labor in Israel, or the Histadrut, and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association), or the CBEO, that are applicable to our Israeli employees by virtue of expansion orders of the MOE, including transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. Israeli labor laws are applicable to all our employees in Israel.  These provisions and laws principally concern the length of the work day, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as “Managers Insurance” or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 13.8% and 16.6% of the employee’s base salary. Pursuant to changes to Israeli law as well as collective bargaining agreements entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase from time to time.

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401(k) plan contributions, in an aggregate amount equal to approximately 16.1% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount that varies from 3% - 26% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an amount equal to 26% of the employee’s salary.

C.	ORGANIZATIONAL STRUCTURE

In January 1993, we established RADCOM US, which conducts the sales, marketing, and customer support of our products in North America.  In July 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments, for the purpose of making various investments, including the purchase of securities. In 2010, we established RADCOM Brazil, which conducts the sales, marketing and customer support of our products in Brazil. In 2012, we established RADCOM India, which primarily provides marketing, customer support and development services worldwide. The following is a list of our subsidiaries, each of which is wholly-owned:

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

In 2018 we paid to affiliates of our principal shareholders aggregate annual lease and maintenance payments in the sum of approximately $787 thousand for our Tel Aviv offices. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 5,946 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholder. In 2018, our aggregate annual lease payments for such premises were approximately $117 thousand.

We also lease an aggregate of approximately 484 square feet of office space in Brazil and 952 square feet in India. The aggregate annual lease payments for those premises in 2018 were approximately $27 thousand and $113 thousand.

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

Overview

We provide cloud-native NFV-ready network intelligence solutions for CSPs. Our world leading, innovative solutions are well-positioned to fulfill the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on NFV networks and non-virtual networks.

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

As we evaluate our growth prospects and manage our operations for the future, we believe that the adoption of NFV and future deployment of 5G by leading CSPs will drive our growth.

We followed the below sales strategy in 2018 in order to expand our sales pipeline and revenues:

●	We focused on leveraging our NFV implementations with AT&T and other customers to expand our value proposition to additional carriers;
●	We expanded our business with our key existing customers;
●	We continued our investment in our sales and marketing resources and have expanded our reach through the engagement of local representatives;
●	We invested in marketing campaigns globally to enhance our market positioning and open new opportunities;
●	We increased our investment in research and development to maintain our recognized technological leadership in cloud-based NFV solutions, to meet the requirements of our customers, and to develop new product offerings and capabilities;
●	We invested in our professional services team and resources to meet our customers’ deployment, customization and support requirements and to allow us to successfully deliver multiple proof of concept demonstrations to potential new customers; and
●	We pursued strategic partnerships, including OEM partnerships, and teaming agreements.

In 2018, we continued expanding the capability and solution offerings of our RADCOM Network Intelligence portfolio. Our leadership in virtualized solutions has contributed to our 2018 results.

Revenues. In general, our revenues are derived from sales of our products or solutions, fixed-price projects, and sales of extended warranty and support services. Revenues consist of gross sales, less discounts and refunds, when applicable. In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). For further information regarding this ASU and its impact on our financial results see “Item 5.B—Liquidity and Capital Resources — Critical Accounting Policies and Estimates”.

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

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the bargaining power of larger clients, the number of employees that we have in operations, deployment, software development customization and customer support, integration of third-party software components into our own, and product mix.

Research and Development expenses, Net. Research and development expenses, net consist primarily of salaries and related expenses, including share-based compensation, payments for subcontractors and overhead expenses. Overhead expenses consist of a variety of costs, including rent, office and associated expenses. The R&D expenses have been partially offset by royalty-bearing grants from the IIA.

Sales and Marketing expenses, Net.  Sales and marketing expenses, net consist primarily of salaries and related expenses, including share-based compensation, commissions and fees to representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, and overhead expenses, net of grants received from the MOE.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses including share-based compensation, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Income, Net.   Financial income, net, consists primarily of interest earned on bank deposits, bank charges, and gains or losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies.

Summary of Our Financial Performance for the Fiscal Year Ended 2018 Compared to the Fiscal Year Ended 2017

For the year ended December 31, 2018, our revenues were approximately $34.1 million, compared to approximately $37.2 million in 2017, reflecting a decrease of approximately 8%. We used approximately $1.9 million in cash in operating activities during 2018, compared to approximately $10.6 million used in 2017. Our net loss for the year ended December 31, 2018 was approximately $2.4 million, compared with a net income of approximately $2.9 million for 2017.

As of December 31, 2018, our cash and cash equivalents totaled approximately $62.0 million, compared with cash and cash equivalents and short-term bank deposit of approximately $62.6 million as of December 31, 2017.

Our 2018 net loss includes non-cash expenses due to share-based compensation of approximately $2.1 million compared to approximately $2.2 million in 2017.

Our revenues decreased relatively less than our cost of revenues which resulted in an increase of our gross margin to approximately 74% in 2018 compared with approximately 72% in 2017.

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

A.	OPERATING RESULTS

Financial Data for Year Ended December 31, 2018 compared with Year Ended December 31, 2017

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2018	2017
Revenues	100%	100%
Cost of revenues	26.0	28.2
Gross profit	74.0	71.8
Operating expenses:
Research and development	45.5	28.4
Less royalty-bearing participation	4.8	4.3
Research and development, net	40.7	24.1
Sales and marketing, net	33.5	29.5
General and administrative	10.0	11.2
Total operating expenses	84.2	64.8
Operating income (loss)	(10.2)	7.0
Financial income, net	3.3	1.0
Income (loss) before taxes on income	(6.9)	8.0
Taxes on income	(0.2)	(0.2)
Net income (loss)	(7.1)	7.8

Revenues.  In 2018, our revenues decreased by approximately $3.2 million, or approximately 8% compared to 2017 as follows: a decrease of approximately $14.0 million in revenues from projects, offset by an increase of approximately $6.1 million in revenues from products and related services and an increase of approximately $4.7 million in warranty and support. The decrease in project revenues primarily reflects the completion in 2018 of certain deployment phases of the AT&T engagement.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2018	2017	2018	2017
North America	22.2	25.1	65.1	67.5
Europe	0.4	0.8	1.2	2.2
Asia (excluding Philippines)	0.9	0.4	2.6	1.1
Philippines	6.2	4.5	18.2	12.1
South America (excluding Brazil)	0.7	0.9	2.1	2.4
Brazil	2.9	1.8	8.5	4.8
Others (including Israel)	0.8	3.7	2.3	9.9
Total revenues	34.1	37.2	100%	100%

In 2018, the Company had two customers in the United States and one in the Philippines that amounted to approximately $21.4 million and approximately $6.2 million, respectively, of the total consolidated revenues. In 2017, the Company had one customer in the United States and one in the Philippines, that amounted to approximately $24.5 million and approximately $4.5 million, respectively, of the total consolidated revenues.

Cost of Revenues and Gross Profit
	Year Ended December 31, (in millions of U.S. dollars)
	2018	2017
Products and related services	4.9	4.7
Projects	2.8	5.3
Warranty and support	1.2	0.5
Total cost of revenues	8.9	10.5
Gross profit	25.2	26.7

Cost of Revenues.  During 2018, our gross profit as a percentage of revenues, calculated to include variable costs which include salaries and related expenses, software development customization, use of hardware, royalties to the IIA, license fees paid to third parties, warranty expenses and inventory write-off, was approximately 74% compared to approximately 72% in 2017, which reflected a larger relative decrease in our cost of revenues as compared to the decrease in our revenues. The decrease in our cost of revenues is attributed mainly to cost of salaries and related expenses associated with software development customizations incurred in projects.

Our cost of revenues for 2018 includes an expense of approximately $112 thousand for share-based compensation in 2018, as compared to approximately $189 thousand for share-based compensation in 2017.

The following table provides the operating costs and expenses of the Company in 2018 and 2017 as well as the percentage change of such expenses in 2018 as compared to 2017.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2018	2017	2018 vs 2017
Research and development	15.5	10.6	46.2
Less royalty-bearing participation	1.6	1.6	-
Research and development, net	13.9	9.0	54.4
Sales and marketing, net	11.4	11.0	3.6
General and administrative	3.4	4.2	(19.0)
Total operating expenses	28.7	24.2	18.6

Research and Development Expenses. Research and development expenses, gross, increased from approximately $10.6 million in 2017 to approximately $15.5 million in 2018. As a percentage of total revenues, research and development expenses, gross, increased from approximately 28.4% in 2017 to approximately 45.5% in 2018. The increase in our gross research and development expenses is attributable mostly to the increase in the number of employees, sub-contractors and related expenses as well as to a decrease in the allocation of research and development employees’ salaries and related expenses to cost of projects associated with software development customizations, in line with the decrease in project revenues. As of December 31, 2018, our total research and development headcount, including contractors, was 116, compared to 89 as of December 31, 2017. Our research and development costs included an expense of approximately $808 thousand for share-based compensation in 2018, as compared to approximately $473 thousand for share-based compensation in 2017.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses, Net.  Sales and marketing expenses increased from approximately $11.0 million in 2017 to approximately $11.4 million in 2018. The increase in our sales and marketing expenses from 2017 to 2018 is mainly attributable to the full impact of employees recruited during the second half of 2017. As a percentage of total revenues, sales and marketing expenses increased from 29.5% in 2017 to 33.5% in 2018. Our sales and marketing expenses included an expense of approximately $698 thousand for share-based compensation in 2018, as compared to approximately $499 thousand for share-based compensation in 2017.

General and Administrative Expenses.  General and administrative expenses decreased from approximately $4.2 million in 2017 to approximately $3.4 million in 2018. The decrease in our general and administrative expenses from 2017 is mainly attributed to a decrease in share-based compensation and bonus accruals. As a percentage of total revenues, general and administrative expenses decreased from 11.2% in 2017 to 10.0% in 2018. Our general and administrative expenses included approximately $0.5 million for share-based compensation in 2018, as compared to approximately $1.1 million for share-based compensation in 2017.

Financial Income, Net. In 2018, the financial income, net, was approximately $1.1 million, as compared to financial income, net, of approximately $389 thousand in 2017. The increase in our financial income, net from 2017 is attributed to an increase in the interest from a short-term bank deposit.

Taxes on Income. In 2018, we recorded tax expenses of approximately $63 thousand, as compared to tax expenses of approximately $83 thousand in 2017, reflecting withholding taxes that were deducted by our customers as well as tax expenses of RADCOM India and RADCOM US.

Financial Data for Year Ended December 31, 2017 compared with Year Ended December 31, 2016

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2017	2016
Revenues	100%	100%
Cost of revenues	28.2	30.4
Gross profit	71.8	69.6
Operating expenses:
Research and development	28.4	27.3
Less royalty-bearing participation	4.3	5.7
Research and development, net	24.1	21.6
Sales and marketing, net	29.5	28.9
General and administrative	11.2	15.3
Total operating expenses	64.8	65.8
Operating income	7.0	3.8
Financial income, net	1.0	2.8
Income before taxes on income	8.0	6.6
Taxes on income	(0.2)	(0.1)
Net income	7.8	6.5

Revenues.  In 2017, our revenues increased by approximately 26% compared to 2016 as follows: an increase of approximately $8.6 million in project revenues and an increase of approximately $0.3 million in warranty and support revenues, offset by a decrease of approximately $1.2 million in revenues from product and related services. The increase in project revenues reflects mainly the execution and expansion of the deal with Amdocs software, in connection with the AT&T engagement.

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

In 2017, the Company had one customer in the United States and one in the Philippines that amounted to approximately $24.5 million and approximately $4.5 million, respectively, of the total consolidated revenues. In 2016, the Company had one customer in the United States and one in the Philippines, which amounted to approximately $18.3 million and $5.0 million, respectively, of the total consolidated revenues.

Cost of Revenues and Gross Profit
	Year Ended December 31, (in millions of U.S. dollars)
	2017	2016
Products and related services	4.7	5.6
Projects	5.3	2.9
Warranty and support	0.5	0.5
Total Cost of revenues	10.5	9.0
Gross profit	26.7	20.5

Cost of Revenues.  During 2017, our gross profit as a percentage of revenues, calculated to include variable costs, which include salaries and related expenses, purchasing, royalties to the IIA, license fees paid to third parties, warranty expenses and write-off of inventory and import taxes, was approximately 72% compared to approximately 70% in 2016, which reflected the increase in our cost of revenues, mainly cost of salaries and related expenses associated with software development customization incurred in projects, costs of third party hardware and inventory write-offs.

Our cost of revenues included an expense of approximately $189 thousand for share-based compensation in 2017, as compared to approximately $118 thousand for share-based compensation in 2016.

The following table provides the operating costs and expenses of the Company in 2017 and 2016, as well as the percentage change of such expenses in 2017 compared to 2016.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2017	2016	2017 vs 2016
Research and development	10.6	8.0	32.5
Less royalty-bearing participation	1.6	1.7	(5.9)
Research and development, net	9.0	6.4	40.6
Sales and marketing, net	11.0	8.5	29.4
General and administrative	4.2	4.5	(6.7)
Total operating expenses	24.2	19.4	24.7

Research and Development Expenses. Research and development expenses, gross, increased from approximately $8 million in 2016 to approximately $10.6 million in 2017. As a percentage of total revenues, research and development expenses, gross, increased from approximately 27.3% in 2016 to approximately 28.4% in 2017. The increase in our gross research and development expenses is attributable mostly to the increase in the number of employees, sub-contractors and related expenses. As of December 31, 2017, we employed 89 research and development engineers, compared to 78 as of December 31, 2016. Our research and development costs included an expense of approximately $473 thousand for share-based compensation in 2017 compared to approximately $625 thousand for share-based compensation in 2016.

Sales and Marketing Expenses, Net.  Sales and marketing expenses increased from approximately $8.5 million in 2016 to approximately $11.0 million in 2017. The increase in our sales and marketing expenses from 2016 to 2017 is mainly attributable to an increase in the number of employees. As a percentage of total revenues, sales and marketing expenses increased from 28.9% in 2016 to 29.5% in 2017. Our sales and marketing expenses included an expense of approximately $499 thousand for share-based compensation in 2017, as compared to approximately $199 thousand for share-based compensation in 2016.

General and Administrative Expenses.  General and administrative expenses decreased from approximately $4.5 million in 2016 to approximately $4.2 million in 2017. The decrease in our general and administrative expenses from 2016 is mainly attributed to a decrease in share-based compensation. As a percentage of total revenues, general and administrative expenses decreased from 15.3% in 2016 to 11.2% in 2017. Our general and administrative expenses included approximately $1.1 million for share-based compensation in 2017, as compared to approximately $1.5 million for share-based compensation in 2016.

Financial Income, Net. In 2017, the financial income, net, was approximately $389 thousand, as compared to financial income, net, of approximately $816 thousand in 2016. The change in our financial expenses, net from 2016 is attributed to an increase in foreign currency translation expenses.

Taxes on Income.  In 2017, we recorded tax expenses of approximately $83 thousand, as compared to approximately $24 thousand in 2016, reflecting withholding taxes that were deducted by our customers as well as tax expenses of RADCOM India.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense. Based on our budget for 2019, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $567 thousand per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $31.2 million as of December 31, 2018. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E – Taxation.

Our effective corporate tax rate may exceed the Israeli tax rate. Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $12.6 million at December 31, 2018 for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds from our private and public offerings, proceeds from the exercise of options and warrants and royalty-bearing participation from the IIA and others. Cash and cash equivalents and short-term bank deposit at December 31, 2018, and 2017 were approximately $62.0 million and $62.6 million.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2019. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash Provided by (Used in) Operating Activities. Net cash used in operating activities was approximately $1.9 million and $10.6 million in 2018 and 2017, respectively.

The negative net cash flow in 2018 was primarily due to net loss of approximately $2.4 million, a decrease in the deferred revenue and advances from customers of approximately $2.2 million, a decrease in employees and payroll accruals of approximately $0.6 million, a decrease in trade payables of approximately $0.2 million and a decrease in other accounts payable and accrued expenses of approximately $0.8 million. This was partially offset by share-based and restricted share compensation expenses of approximately $2.1 million, a decrease in inventories of approximately $0.9 million, a decrease in other accounts receivable and prepaid expenses of approximately $0.7 million and depreciation of approximately $0.7 million.

The negative net cash flow in 2017 was primarily due to an increase in the trade receivables of approximately $15.9 million, a decrease in trade payables of approximately $1.2 million, an increase in inventories of approximately $0.6 million and an increase in other accounts receivable and prepaid expenses of approximately $0.5 million. This was partially offset by net income of approximately $2.9 million, share-based and restricted share compensation expenses of approximately $2.2 million, an increase in other accounts payable and accrued expenses of approximately $1.4 million, depreciation of approximately $0.5 million and an increase in employees and payroll accruals of approximately $0.5 million.

The trade receivables and days of sales outstanding, or DSO, are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2018 increased to approximately $20.4 million from approximately $20.3 million in 2017. We believe that continued expansion of our business may require continued investments in working capital as many customers require commercial terms which result in longer payment terms.

The decrease in inventories in 2018 was mainly due to the inventory delivered to customers for which revenue criteria have been met and recognized.

Net Cash Provided by (Used in) Investing Activities.  Our investing activities generally consist of the purchase of equipment and investment in a short-term bank deposit. Net cash provided from investing activities in 2018 was approximately $39.3 million, compared to net cash used in investing activities in 2017 of $40.8 million. In 2018 we received approximately $40.0 million from the maturity of a short-term bank deposit and invested approximately $0.7 million for the purchase of equipment. In 2017, we invested approximately $40.0 million in a short-term bank deposit and approximately $0.8 million for the purchase of equipment.

Net Cash provided by Financing Activities. In 2018, net cash provided by financing activities was approximately $2.1 million from the exercise of options. In 2017, net cash provided by financing activities was approximately $31.1 million, including net proceeds received from our follow-on public offering completed in October 2017 of approximately $30.2 million and exercise of options of approximately $0.9 million.

Recent Offering

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

Impact of Related Party Transactions

We have entered into a number of lease agreements with the RAD-BYNET Group (as described under “Item 7.B-Major Shareholders and Related Party Transactions-Related Party Transactions”).  The pricing of the transactions with respect to such leases was determined based on negotiations between the parties. Members of our audit committee of the Board of Directors, or the Audit Committee, Board of Directors and management reviewed the pricing of the leases and confirmed that these leases were not different from terms that could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-BYNET Group, we have greater flexibility on certain issues than what may be available from unaffiliated third parties.

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Please see “Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the R&D Law. We recorded such grants from the IIA in the total amount of approximately $1.6 million in 2018, $1.6 million in 2017 and $1.7 million in 2016. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants. In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2018, 2017, and 2016 were approximately $922 thousand, $1.3 million, and $1.0 million, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2018 were approximately $44.8 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2018, the accumulated interest was approximately $18.5 million, the accumulated royalties paid to the IIA were approximately $14.9 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $48.4 million. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2018, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $381 thousand. For additional information, see “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

In April 2012 and in April 2014, the MOE approved our application for funding to help set up our Indian subsidiary and China office respectively as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India and China, based on the approved budget for the plan for a period of three years. The total marketing grants that we have received from the MOE as of December 31, 2017 were approximately $668 thousand. No further grants are expected to be received from such plans.

We are obligated to pay to the MOE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. During the year ended December 31, 2018, we accrued approximately $9 thousand as royalty expenses to be paid to the MOE. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 2 of the Notes to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The accounting policies described below are significantly affected by critical accounting estimates. Such accounting policies require significant judgments, assumptions, and estimations used in the preparation of the Consolidated Financial Statements, and actual results could differ materially from the amounts reported based on these policies.

Revenue recognition. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under this standard, which we adopted effective January 1, 2018, as described below, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The FASB also issued several amendments to the standard, including clarification on identifying performance obligations.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We adopted the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts which were not substantially completed as of January 1, 2018 and recognized the cumulative effect of initially adopting as an adjustment to the opening balance of accumulated deficit as of that date. As a result of this adoption, we revised our accounting policy for revenue recognition as follows:

We recognize revenue when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration we expect to receive.

We apply the following five-step approach:

a)	Identify the contract with a customer:

We generally consider either agreements or purchase orders, which in some cases are governed by master agreements, to be contracts with customers. In evaluating the contract with a customer, we analyze the customer’s intent and ability to pay the amount of promised consideration (credit risk) and consider the probability of collecting substantially all of the consideration.

b)	Identify the performance obligations in the contract:

At a contract’s inception, we assess the goods or services promised in a contract with a customer and identify the performance obligations.

The main performance obligations usually are the provisions of the following:

License for our software solutions (which may include significant customization), professional services, service type warranty and post-contract customer support, each of which are distinct, to be the identified performance obligations.

c)	Determine the transaction price:

The transaction price is the amount of consideration to which we are entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

We don’t usually grant our customers with a right to return the products sold. However, in some cases, the arrangements may include refunds, liquidated damages, penalties or other damages if we fail to deliver future goods or services or if the goods or services fail to meet certain specifications to acceptance criteria. All of the above are accounted for as variable considerations, which may be considered as adjustments to the transaction price.

We include estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available.

As our standard payment terms are less than one year, the contracts have no significant financing component.

d)	Allocate the transaction price to the performance obligations in the contract:

Our selling price is highly variable. Each contract is different by its scope and price. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The standalone selling prices of software licenses are typically estimated using the residual approach. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis.

e)	Recognize revenue when a performance obligation is satisfied:

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Projects. Revenues from the software solutions which include software license with significant customization are usually recognized over time during the customization period based on Man Months ("MM") incurred to date in ratio to total estimated MM which represent an input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Products and related services. Revenues from software solutions which include customer acceptance or software license only contracts which do not include significant customization, are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered.

Warranty and support. Revenues related to service type warranty and post-contract customer support are recognized over time on a straight-line basis.

Deferred revenues represent unrecognized fees collected as well as other advances and payments received from customers, for which revenue has not yet been recognized. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized.

The most significant impact of the standard on our financial statements relates to differences in timing of revenue recognition under the new standard. The cumulative adjustment as a result of the adoption of this new standard decreased our accumulated deficit as of January 1, 2018 by approximately $337 thousand, while decreasing our deferred revenues by approximately $80 thousand, increasing our trade receivables by approximately $233 thousand and increasing our other accounts receivable and prepaid expenses by approximately $24 thousand.

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

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our stock options awards. This option-pricing model requires several assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term, as management believes that this is the best indicator of future volatility. The expected term was generated by running the Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor is estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. Forfeitures account as they occur. Historically the Company has not paid dividends and in addition has no plans in the foreseeable future to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment.

No stock options awards were granted by us during the year ended December 31, 2018.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See “Item 4.B—Information on the Company—Business Overview—Research and Development,” “Item 4.B—Information on the Company—Business Overview—Proprietary Rights”, and “Item 5—Operating and Financial Review and Prospects—Research and Development” and “Item 5.A—Operating and Financial Review and Prospects—Operating Results”.

D.	TREND INFORMATION

During 2018, we saw an increased interest in NFV capable service assurance solutions as the first step in NFV transitions. Initial inquiries by CSPs into potential NFV migrations during 2017 and 2018 are now starting to evolve into proof of concept demonstrations and actual deployments. However, despite the interest in NFV solutions, the pace of transition to NFV in 2018 has been slower than anticipated. Due to the complexity of NFV transformations, there is variability in the pace of implementation. Some carriers are not yet out of the design phase, others are launching only limited initial implementations, and yet others electing to delay decision until more information can be gleaned from those CSPS that have elected to embark on their own NFV transformation. In addition, some CSPs are delaying NFV for now as they focus on future infrastructure plans such as 5G.

We expect that the NFV market will gain momentum with the deployment of 5G networks, resulting in potential increased interest by CSPs in our solutions. Key benefits that CSPs will derive from NFV include faster time-to-market, enablement of new services, automatic scaling of resources up and down to fit the network’s dynamic nature, and significantly lower costs (both capital expenditures and operating expenses).

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

The following table of our material contractual obligations as of December 31, 2018, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
		(in thousands of U.S. dollars)
Operating leases obligation (1)	$2,146	$994	$988	$164	$-
Open purchase orders (2)	801	801	-	-	-
Other long-term commitments (3)	458	-	-	-	-
Total	$3,405	$1,795	$988	$164	$-

(1)	Represents operating lease costs, consisting of leases for facilities and vehicles.

(2)	We purchase components from a variety of suppliers and vendors, in connection with the development and sales of our products.

(3)	In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli Severance Pay Law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2018, was approximately $3.4 million, of which approximately $3.0 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $458 thousand. The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will or are dismissed.

In addition, we are required to pay royalties of 3% and 5% of the revenues derived from products incorporating know-how developed from research and development grants from the IIA and BIRD Foundation, respectively. As of December 31, 2018, our contingent liability to the IIA in respect of grants received was approximately $48.4 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately $381 thousand. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority”, and “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

We are also obligated to pay to the MOE royalties of 3% on the increased sales in the target market derived in India and China, with respect to the year during which the grant was approved (2012 and 2014, respectively), over a period of five years but not more than the total linked amount of the grant received by us. The total marketing grants that the Company has received from the MOE as of December 31, 2017 were approximately $668 thousand. No further grants are expected to be received from such plans. During the year ended December 31, 2018, we accrued an amount of approximately $9 thousand of royalty expenses to be paid to the MOE.

Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting policies, in Notes to the Consolidated Financial Statements in Item 18 of part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	65	Executive Chairman of our Board of Directors
Uri Har (1)(2)(3)(4)(5)	82	Director
Irit Hillel (1)(2)(4)(5)	56	Director
Matty Karp (2)(4)(5)	69	Director
Zohar Zisapel	70	Director
Yaron Ravkaie	50	Chief Executive Officer
Eyal Harari	42	Chief Executive Officer of RADCOM US
Amir Hai	53	Chief Financial Officer
Hilik Itman	47	Vice President, Research and Development
Rami Amit	53	Chief Technology Officer and Head of Product

(1)	External Director, pursuant to the Israeli Companies Law.

(2)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(3)	Chairman of Audit and Compensation Committees.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as the Executive Chairman of our Board of Directors in September 2015. In addition, Ms. Bennun has served as a consultant to the Company’s management since January 2012. Ms. Bennun has over 25 years of professional experience in hi-tech companies. Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq: ARLC) in 1988, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning, and served as CEO, CFO, and director, leading the company to its initial public offering on Nasdaq in 1994. Ms. Bennun also co-founded ArelNet Ltd. (formerly TASE: ARNT), a pioneer in the field of Voice over IP, and served as CEO and as a director, leading the company to its initial public offering on TASE and until its acquisition by Airspan Network Inc. Ms. Bennun has also served as CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

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

Mr. Matty Karp has served as a director since December 2009. From 1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (Nasdaq and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Elta Ltd.; Galileo Technology, which was acquired by Marvell Technology Group (Nasdaq: MRVL); Accord Networks which was acquired by Polycom (Nasdaq: PLCM); Saifun Semiconductors, which merged with Spansion, and El Al Israel Airlines (TASE: ELAL). Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Mr. Zohar Zisapel, a co-founder of our Company, has served as our Chairman of the Board from inception in 1985 until September 2015. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (Nasdaq: CRNT) and serves as chairman or director of several private companies in the in the areas of Communications, Cyber Security and Automotive. Mr. Zisapel holds a B.Sc. and a M.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

Mr. Yaron Ravkaie, our Chief Executive Officer, joined us in January 2016. Prior to joining RADCOM, Mr. Ravkaie served during 2015 as the Chief Business Officer of RR Media Ltd. (Nasdaq: RRM). Prior to serving at RR Media Ltd., Mr. Ravkaie served as the President of the Mobile Financial Services Division in Amdocs Ltd. (Nasdaq: DOX) for two years executing an M&A and a successful post-merger integration with a global organization offering mobile payments and mobile commerce. From 2008 through 2012, Mr. Ravkaie served as President of the AT&T division, the largest in Amdocs, running sales, client management, strategy, projects, programs, long-term outsourcing and managed services activities. Mr. Ravkaie joined Amdocs in 1998 and, after a brief stint in the Israel Development Center, he relocated to the U.S., where he performed various director and vice president roles. Mr. Ravkaie served for nine years in information systems, industrial engineering and logistics with the Israeli Air Force as a Major. Mr. Ravkaie holds an M.B.A. from the University of Beersheba and a B.Sc. in Industrial Engineering & Management from the Technion, Haifa.

Mr. Eyal Harari, CEO of RADCOM US, joined us in November 2000 as a software R&D group manager and was appointed to his current position in November 2016. Before joining RADCOM, Mr. Harari served in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects. Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv and holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

Mr. Amir Hai, our Chief Financial Officer, joined us in October 2018. Prior to joining RADCOM, Mr. Hai was Chief Financial Officer of Smart Medical Systems Ltd., from 2014 to 2018. Before 2014, Mr. Hai served as Chief Financial Officer for several other companies including two publicly traded companies and served as High-tech Senior Manager for Ernst & Young Israel. Since 2012, Mr. Hai also serves as external director and chairman of the audit committee of Matrix IT Ltd. Mr. Hai holds a B.A. in Economics from the College of Management Academic Studies in Israel and is certified in Israel as a CPA.

Mr. Hilik Itman, our Vice President of Research and Development joined us in June 1997 as a software engineer and was appointed to his current position in 2014. Mr. Itman led the R70S software development and led the MaveriQ development during the company’s transition from hardware-based products, to software-based probe products. Mr. Itman holds a B.A. in Mathematics and Computer Science from the Open University.

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

B.	COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Yaron Ravkaie, CEO	2018	268,530	45,000	179,037	64,000	556,567
Rami Amit, CTO and Head of Product	2018	221,779	40,000	193,717	51,000	506,496
Hilik Itman, VP R&D	2018	169,030	40,000	250,834	39,000	498,864
Eyal Harari, CEO of RADCOM US	2018	250,000	45,000	144,915	53,479	493,394
Rachel (Heli) Bennun, Executive Chairman	2018	83,240	-	122,412	23,307	228,959

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2018. The grants awarded during 2018, 2017 and 2016, were for a vesting term of 3 or 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

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

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2018 was approximately $2.0 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $280 thousand that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2018, our officers received, in the aggregate, 20,000 restricted share units, or RSUs, under our 2013 Share Option Plan, or the 2013 Plan. The RSUs have a vesting schedule of four years over equal annual installments commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2018, our current directors and officers, as a group, held options to purchase an aggregate of 188,260 ordinary shares of the Company and 87,571 RSUs that were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation paid to our independent directors and external directors (other than to our Executive Chairman, as of September 10, 2015), is an annual fee of NIS 36,746 (currently equivalent to approximately $10,193) and a per meeting attendance fee of NIS 1,841 (currently equivalent to approximately $510), which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time.

 On January 29, 2018, our Compensation Committee of our Board of Directors and Board of Directors and on July 19, 2018, our shareholders, approved Ms. Bennun’s 2017 cash bonus of $50,000.

Share Option Plans

On April 3, 2013, our Board of Directors adopted the 2013 Plan. The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. As of April 15, 2019, we have granted 1,238,802 options and 653,148 RSUs under the 2013 Plan. 113,800 RSUs granted to our CEO and Board of Directors during February 2019 are pending shareholders’ approval. Options and RSUs granted under our option plans generally vest over a period of between one and four years, with expiration term for options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On October 30, 2016, the Company’s Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan to 2,450,000.

The Company measures the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $2.1 million for share-based compensation plans during 2018. During 2018, we granted 32,700 RSUs, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(m) and 11(c) of the Notes to the Consolidated Financial Statements for further information.

As of April 15, 2019, we have under the 2013 Plan a total of 403,760 outstanding options to purchase ordinary shares and 406,207 unvested RSUs.

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

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), Uri Har, Irit Hillel, Matty Karp and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Mr. Zisapel is currently serving a one-year term which will expire on our next annual general meeting. Ms. Bennun and Mr. Karp are currently serving three-year terms which commenced on our annual general meeting which took place in August 2016 and will expire on our next annual general meeting. Our external directors serve for three-year periods. The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in August 2019. None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

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

The initial term of an external director is three years and may be extended subject to the shareholders’ approval, for up to two additional three-year terms. In certain special situations, the term may be extended beyond these periods. Each committee of a company’s board of directors is required to include at least one external director except for the audit committee and the compensation committee, of which all the external directors are to be members. At our 2016 annual general meeting, held on August 16, 2016, our shareholders approved the re-election of Mr. Uri Har and Ms. Irit Hillel as our external directors, each for a fourth three-year term. Both Mr. Uri Har and Ms. Irit Hillel qualify as external directors under the Israeli Companies Law, and both are members of the Company’s Audit Committee and Compensation Committee.

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

The Israeli Companies Law provides that our compensation policy must serve as the basis for the decisions concerning the financial terms of employment or engagement of executives and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be approved (or reapproved) not longer than every three years, and relate to certain factors, including advancement of the company’s objective, business plan and its long-term strategy and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

Management Employment Agreements

We maintain written employment agreements with all our employees. These agreements provide, among other matters, for monthly salaries, our contributions to Managers’ Insurance and an Education Fund and severance benefits.  Most of our agreements with our key employees are subject to termination by either party upon the delivery of notice of termination as provided therein.

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

D.	EMPLOYEES

Our total headcount as of December 31, 2018 was 233, including employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	90	40	3	13	146
India	8	14	-	2	24
United States	-	22	-	4	26
Brazil	-	7	-	1	8
Other	18	11	-	-	29
Total	116	94	3	20	233

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. Except for employees located in Brazil, none of our employees are represented by labor unions.

For more information, see “Item 4.B—Information on the Company—Business Overview—Employees.”

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers. The percentage of outstanding ordinary shares is based on 13,718,709 ordinary shares outstanding as of April 15, 2019. Except for Mr. Zohar Zisapel, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	2,881,672	(4)	21.0%
All directors and executive officers as a group, except Zohar Zisapel (10 persons)	164,016	(5)	1.2%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 15, 2019.

(2)	In determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 15, 2019.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM US, a wholly owned subsidiary, and 30,843 shares that were repurchased by us.

(4)	Includes (i) 2,325,525 ordinary shares held by Mr. Zohar Zisapel, (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, and (iv) 14,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $13.71, expiring between the years 2020 and 2021. The options listed above are exercisable currently or within 60 days of April 15, 2019. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun holds 21,258 outstanding options of which 15,258 are exercisable, 9,000 unvested RSUs and 17,900 ordinary shares. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(5)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of April 15, 2019 and have, therefore, not been separately disclosed. The number of shares is comprised of 112,259 ordinary shares issuable upon exercise of options exercisable within 60 days April 15, 2019 and 51,757 ordinary shares.

For a description of our share option plans for the granting of options to our employees see “Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 15, 2019, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares, based on information provided to us by the shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of April 15, 2019, our ordinary shares had a total of 21 holders of record, of which 9 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”. As of April 15, 2019, U.S. holders of record held approximately 65% of our outstanding ordinary shares.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned (2)
Zohar Zisapel	2,881,672	(3)	21.0%

Yelin Lapidot Holdings Management Ltd.	1,542,975	(4)	11.2%

Raging Capital Management, LLC	1,115,053	(5)	8.1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 15, 2019.

(2)	The percentage of outstanding ordinary shares is based on 13,718,709 ordinary shares outstanding as of April 15, 2019. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of April 15, 2019. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)	Includes (i) 2,325,525 ordinary shares held by Mr. Zohar Zisapel, (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, and (iv) 14,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $13.71, expiring between the years 2020 and 2021. The options listed above are exercisable currently or within 60 days of April 15, 2019. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun holds 21,258 outstanding options of which 15,258 are exercisable, 9,000 unvested RSUs and 17,900 ordinary shares. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)	The information with respect to the holdings of Yelin Lapidot Holdings Management, Ltd. is based on a Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. on February 11, 2019 and reflects the holdings of such persons as of December 31, 2018.

(5)	The information with respect to the holdings of Raging Capital Management, LLC is based on a Schedule 13G filed with the SEC by Raging Capital Management, LLC and William C. Martin on February 14, 2019 and reflects the holdings of such persons as of December 31, 2018.

B.	RELATED PARTY TRANSACTIONS

The Amdocs/AT&T engagements

In 2015, we entered into several material contracts with subsidiaries of Amdocs Ltd., a company with limited liability under the laws of the Island of Guernsey, or Amdocs. Mr. Zohar Zisapel, the Company’s controlling shareholder and director, also served as a director of Amdocs until January 31, 2019.

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

On December 30, 2015, we entered into a value-added reseller agreement with Amdocs Software, or the VAR Agreement, as amended by the addendum to the VAR Agreement, dated December 30, 2015, or the Addendum. Pursuant to the VAR Agreement and the Addendum, Amdocs Software is authorized to resell our products to various end user customers as may be agreed upon from time to time by the parties.

On December 28, 2015, we entered into an End User License Agreement with AT&T Services Inc., or AT&T, pursuant to which we granted a license to use our software. As per the Supplemental Agreement, and in addition to the licenses to our MaveriQ solutions which we granted under the End User License Agreement and in connection with the Supplemental Agreement, we provide related services in our capacity as a subcontractor of Amdocs US in accordance with the Subcontractor Agreement.

During the years 2016, 2017 and 2018, we expanded our above engagement, including maintenance agreements.

The pricing and other terms of the abovementioned agreements were determined based on negotiations between the applicable parties.

In March 2019, we entered into a series of agreements with AT&T for the delivery of our solutions and related services. For more information, see “Item 10.C—Additional Information—Material Contracts.”

RAD-BYNET Group

Mr. Zohar Zisapel, the Company’s controlling shareholder and a director, is the Chairman of the board of Ceragon Networks Ltd., RADWIN Ltd., RADIFLOW Ltd., Hailo, HiAuto Ltd. and Innoviz Ltd. and director in the following companies: Nuance Hearing Ltd., RAD Data Communications Ltd., RAD-Bynet Properties and Assets (1981) Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., Armis Security Ltd., Cylus Ltd. and several other private holdings, real estate and medical devices  companies. The above list does not constitute a complete list of Mr. Zohar Zisapel’s holdings.  In some of these companies his brother, Mr. Yehuda Zisapel is also a director.

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

Supplier and Service Provider Arrangements

We purchase certain products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.  In some cases, the RAD-BYNET Group obtains volume discounts for services from unrelated parties, and we pay our pro rata cost of such services. Based on our experience, the volume discounts provide better terms than we would be able to obtain on our own. The aggregate amount of such purchases was approximately $2 thousand in 2018.

Members of the RAD-BYNET group may provide personnel, administrative and IT services to us, for which we pay on market terms and rates. The aggregate amount of such payments was approximately $32 thousand in 2018.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Mr. Yehuda Zisapel and his wife, Ms. Nava Zisapel, and Mr. Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amount of lease and maintenance payments, together with reimbursement of expenses in connection with the renovation of our New Jersey office, was approximately $967 thousand in 2018.

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

Matrix IT Ltd.

Mr. Amir Hai, our Chief Financial Officer, is a member of the board and Chairman of the Audit Committee of Matrix IT Ltd., or Matrix., an Israeli technology company offering a broad array of project and technology services. Among other things, Matrix is a certified distributor of the Red Hat OpenStack platform. The Company, from time to time, has entered and expects to continue to enter into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of the Red Hat OpenStack platform. The terms of the transactions in which we have entered and are currently engaged with Matrix and/or its affiliates are believed to be no less favorable to us than terms that might be available to us from unrelated third parties. All future transactions and arrangements (or modifications of existing ones) with Matrix or its affiliated companies will require approval by our Board of Directors and, in certain circumstances, approval of our Audit Committee and shareholders in accordance with the Israeli Companies Law. In 2018, we entered into engagements with Matrix affiliates as a related party in the amount of approximately $221 thousand of which approximately $4 thousand was incurred in 2018.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2018 and 2017, the amount of our export sales was approximately $33.3 million and $33.5 million respectively, which represented 98% and 90% of our total sales.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “RDCM.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares have been traded on the Nasdaq Capital Market since October 1, 2007. Prior to October 1, 2007, and from the date of our initial public offering on September 24, 1997 our ordinary shares were traded on the Nasdaq Global Market.

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

The full details of our objectives and purposes can be found in Section 2 of our memorandum of association, as filed with the Israeli Registrar of Companies and amended from time to time by resolutions of our shareholders. One of our objectives is to manufacture, market and deal – in all ways – with computer equipment, including communications equipment and all other equipment related in any way to such equipment.  Some additional objectives of our listing include: having business relationships with representatives and agents; engaging in research and development; acquiring intellectual property; engaging in business actions with other business owners; lending money when we deem it proper to do so; dealing in any form of business (e.g., import, export, marketing, etc.); and many other general business activities, whether in Israel or in any other country.

Directors

According to our articles of association, our Board of Directors is to consist of not less than three and not more than nine directors, the exact number to be determined from time to time by resolutions of our shareholders. On December 9, 2009, our shareholders determined that the number of directors on our Board of Directors would be five.  The three-year term of office for our external directors, Mr. Har and Ms. Hillel, expires in 2019.

Election of Directors

Directors, other than external directors, are elected by the shareholders at the annual general meeting of the shareholders or appointed by the board of directors. In the event that any directors are appointed by the board of directors, their appointment is required to be ratified by the shareholders at the next shareholders’ meeting following such appointment. Our shareholders may remove a director from office in certain circumstances. There is no requirement that a director own any of our capital shares. Directors may appoint alternative directors in their place, with the exception of external directors, who may appoint an alternate director only in very limited circumstances. See “Item 6.C-Directors, Senior Management and Employees-Board Practices”.

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

Insurance of Office Holders

Our articles of association further provide that, subject to the provisions of the Israeli Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed by such individual in his or her capacity as an office holder, in respect of each of the following:

●	a breach of an office holder’s duty of care to us or to another person;
●	a breach of an office holder’s duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;
●	a financial obligation imposed on him in favor of another person; and
●	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of administrative enforcement proceedings instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israeli Securities Law, 5728-1968, as amended, or the Israeli Securities Law, and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorneys’ fees.

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

Required Approvals

In addition, under the Israeli Companies Law, any exculpation of, indemnification of, or procurement of insurance coverage for, the Company’s office holders must be approved by the Company’s compensation committee and the Company’s board of directors and, if the beneficiary is a director or the chief executive officer, by the Company’s shareholders. The Company’s audit committee, board of directors and shareholders resolved to indemnify and exculpate the Company’s office holders by providing them with indemnification agreements and by approving the purchase of a directors and officers liability insurance policy. We currently maintain directors’ and officers’ liability insurance policy limited to $23 million, at an annual premium of $200 thousand.

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

For the agreements with Amdocs, see “Item 7.B- Related Party Transactions.”

On March 29, 2019, we entered into a series of agreements with AT&T relating to the sale of our solutions and services to AT&T. The AT&T agreements include:

●	Software and Professional Services Agreement, or SPSA – a three-year framework agreement with two additional one-year options which establishes general terms and conditions for the delivery of products and services. Such terms include, among others, terms relating to ordering procedures; AT&T site, privacy, and security requirements; terms related to the licensing of intellectual property to AT&T; change in control provisions permitting AT&T’s termination of the agreement under certain circumstances; intellectual property infringement indemnity; insurance requirements; and limitations of liability. The SPSA provides the structure pursuant to which the parties may enter into supplemental agreements for purposes of effectuating specific orders. With regard to such orders, the terms of any supplemental agreements take precedence over the terms of the SPSA.
●	Supplement Agreement – a three-year agreement with two additional one-year options governing the sale of our solutions and related professional services to AT&T. The Supplement Agreement provides the detailed technical scope for our solutions and the prices applicable to such solutions. Pursuant to the Supplement Agreement, AT&T has committed to issue certain orders related to the continuing enhancement of existing solutions for the first two years of the agreement and to the expansion of license use rights during the first year of the agreement and retains options to issue certain additional orders over the three-year term of the agreement.
●	Supplemental Support & Maintenance Agreement – a three-year agreement for our performance of support and maintenance services for our solutions deployed on AT&T’s network. This agreement defines the technical aspects of support including error severity levels, response times, and method of interface, as well as the annual fee for such services.

D.	EXCHANGE CONTROLS

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

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2018.

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

The income tax rate applicable to real gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (a person who holds, alone or together with a family relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative) 10% or more of the company’s issued share capital or of voting rights in it) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2016, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 803,520. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 640,000. As of January 1, 2018, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 641,880 (including, but not limited to, dividends, interest and capital gain).

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

A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

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

United States Federal Corporate Income Tax Considerations

RADCOM US is taxed under United States federal and state tax rules. Income tax is calculated at a federal tax rate of 21% rate.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

●	are broker-dealers or insurance companies;
●	have elected mark-to-market accounting;
●	are tax-exempt organizations or retirement plans;
●	are financial institutions;
●	hold our ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;
●	acquired our ordinary shares upon the exercise of employee stock options or otherwise as compensation;
●	own directly, indirectly or by attribution at least 10% of our voting power or value;
●	own our warrants;
●	have a functional currency that is not the U.S. dollar;
●	are grantor trusts;
●	are S corporations;
●	are certain former citizens or long-term residents of the United States; or
●	are real estate investment trusts or regulated investment companies.

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

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid on, or proceeds from the disposition of, our ordinary shares. U.S. Holders are also generally subject to backup withholding (currently at a rate of 24%) on dividends paid on, or proceeds from the disposition of, our ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

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

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge on the SEC’s website (www.sec.gov). We generally make available on our own website (www.radcom.com) our annual reports as well as other information. However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders. We will mail out copies of our annual financial statements only to those shareholders that submit a written request for such statements.  See also “Item 10.B—Additional Information—Memorandum and Articles of Association” and “Item 16G—Corporate Governance.” Information contained on our website is not a part of this Annual Report.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash, cash equivalents, and short-term bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 1.37-2.70%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2019, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $2.0 million per year and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $102 thousand per year and vice versa.

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

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2018. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2018, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our Code of Ethics and Business Conduct which applies to all our directors, officers and employees, including our Chief Executive Officer and our Chief Financial Officer, as may be amended from time to time, is publicly available on our website at http://www.radcom.com. Future amendments to our Code of Ethics will be posted on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2018 and 2017 were, respectively:

	2018	2017
Audit Fees	$234,500	$224,500
Audit Related Fees	$3,000	$3,000
Tax Fees	$31,334	$30,500
All Other Fees	$-	$110,000
Total	$268,834	$368,000

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

All other fees included fees related to the 2017 Public Offering and other services.

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee oversees our independent auditors.  See also the description under the heading “Board Practices” in “Item 6—Directors, Senior Management and Employees.” Our Audit Committee’s policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors, before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the Chairperson of our Audit Committee is authorized to approve any such services between the meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting. All the fees set forth above were approved by the Audit Committee.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.
●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.
●	Shareholder approval is generally required for executive officer compensation in the event (i) approval by our Board of Directors and our Compensation Committee is not consistent with our office holders compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted on at the meeting, excluding for such purpose any abstentions of disinterested shareholders, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

●	Additionally, approval of the compensation of an executive officer, who is also a director, shall generally require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy. Our Compensation Committee and Board of Directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objections into account. Our Compensation Committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders’ approval, if such engagement is consistent with our office holders compensation policy and our Compensation Committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years.
●	A director or executive officer may not be present when the board of directors of a company discusses or votes upon the terms of his or her compensation, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.
●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of controlling shareholders,” and (iii) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of a controlling shareholder and approval of transactions.” In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	Master Subcontract Agreement, dated March 23, 2015, by and between Amdocs Inc. and RADCOM US (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.3	Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.4	Addendum to the Value Added Reseller Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.5	Supplemental Agreement, dated December 30, 2015, by and between Amdocs Software Systems Limited and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017)*.

4.6	RADCOM Compensation Policy for Executive Officers and Directors, as amended on August 16, 2016. (incorporated herein by reference to the Form 6-K of RADCOM Ltd., filed with the SEC on July 12, 2016).

4.7	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (filed herewith)**.

4.8	Supplement Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (filed herewith)**.

4.9	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (filed herewith)**.

8.1	List of Subsidiaries (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated April 18, 2019 (filed herewith).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2018 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2018, 2017 and 2016 (iii) Consolidated Balance Sheets at December 31, 2017 and 2016; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2018, 2017 and 2016; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016; and (vi) Notes to Consolidated Financial Statements (filed herewith).

*	Confidential treatment was granted with respect to certain portions of this exhibit pursuant to 17.C.F.R. §240.24b-2. Omitted portions were filed separately with the SEC.
**	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to RADCOM if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Yaron Ravkaie
Name:	Yaron Ravkaie
Title:	Chief Executive Officer
Date:	April 18, 2019

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017 and the related consolidated statements of operations, statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 18, 2019 expressed an unqualified opinion thereon.

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
April 18, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on Internal Control over Financial Reporting

We have audited RADCOM Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, RADCOM Ltd. and its subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017 and the related consolidated statements of operations, statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes and our report dated April 18, 2019 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
April 18, 2019

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$61,988	$22,575
Restricted bank deposit	-	36
Short-term bank deposit	-	40,000
Trade receivables (net of allowances for doubtful accounts amounted to $19 and $9 as of December 31, 2018, and 2017, respectively)	20,381	20,266
Inventories	251	1,199
Other accounts receivable and prepaid expenses	1,766	2,685

Total current assets	84,386	86,761

SEVERANCE PAY FUND	2,967	3,052

OTHER LONG - TERM RECEIVABLES	346	172

PROPERTY AND EQUIPMENT, NET	1,832	1,924

Total assets	$89,531	$91,909

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2018	2017

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,559	$1,828
Employees and payroll accruals	3,420	4,062
Deferred revenues and advances from customers	266	2,601
Other accounts payable and accrued expenses	2,281	3,428

Total current liabilities	7,526	11,919

NON-CURRENT LIABILITIES:
Deferred revenues	100	21
Accrued severance pay	3,425	3,573

Total non-current liabilities	3,525	3,594

Total liabilities	$11,051	$15,513

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2018 and 2017; 13,735,759 and 13,446,007 shares issued and 13,699,727 and 13,409,975 shares outstanding at December 31, 2018 and 2017, respectively	$643	$628
Additional paid-in capital	135,730	131,491
Accumulated other comprehensive loss	(2,612)	(2,520)
Accumulated deficit	(55,281)	(53,203)

Total shareholders’ equity	78,480	76,396

Total liabilities and shareholders’ equity	$89,531	$91,909

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2018	2017	2016
Revenues:
Products and related services	$13,529	$7,457	$8,642
Projects	12,218	26,179	17,534
Warranty and support	8,303	3,597	3,334

	34,050	37,233	29,510

Cost of revenues:
Products and related services	4,851	4,680	5,603
Projects	2,825	5,321	2,902
Warranty and support	1,190	487	477

	8,866	10,488	8,982

Gross profit	25,184	26,745	20,528

Operating expenses:
Research and development	15,503	10,562	8,047
Less - royalty-bearing participation	1,648	1,599	1,693

Research and development, net	13,855	8,963	6,354

Sales and marketing, net	11,426	10,996	8,528
General and administrative	3,391	4,191	4,523

Total operating expenses	28,672	24,150	19,405

Operating income (loss)	(3,488)	2,595	1,123

Financial income, net	1,136	389	816

Income (loss) before taxes on income	(2,352)	2,984	1,939

Taxes on income	(63)	(83)	(24)

Net income (loss)	$(2,415)	$2,901	$1,915

Basic net income (loss) per Ordinary Share	$(0.18)	$0.24	$0.18

Diluted net income (loss) per Ordinary Share	$(0.18)	$0.23	$0.18

Weighted average number of Ordinary Share used in computing basic net income (loss) per Ordinary Share	13,630,793	12,039,176	10,406,897

Weighted average number of Ordinary Share used in computing diluted net income (loss) per Ordinary Share	13,630,793	12,351,566	10,779,547

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income (loss)	$(2,415)	$2,901	$1,915

Other comprehensive income (loss):
Foreign currency translation adjustments	(92)	39	201

Total other comprehensive income (loss)	(92)	39	201

Comprehensive income (loss)	$(2,507)	$2,940	$2,116

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2016	8,638,685	$372	$70,270	$(2,760)	$(58,019)	$9,863

Issuance of Ordinary Shares, net of issuance costs of $1,721, upon follow-on public offering	2,090,909	108	21,171	-	-	21,279
Share-based compensation and RSUs	-	-	2,471	-	-	2,471
Exercise of warrants into Ordinary Shares	310,985	16	1,069	-	-	1,085
Exercise of options into Ordinary Shares	508,149	25	3,304	-	-	3,329
RSUs vested	37,500	2	(2)	-	-	-
Net income	-	-	-	-	1,915	1,915
Other comprehensive income	-	-	-	201	-	201

Balance as of December 31, 2016	11,586,228	$523	$98,283	$(2,559)	$(56,104)	$40,143

Issuance of Ordinary Shares, net of issuance costs of $2,194, upon follow-on public offering	1,661,536	95	30,111	-	-	30,206
Share-based compensation and RSUs	-	-	2,216	-	-	2,216
Exercise of options into Ordinary Shares	109,487	7	884	-	-	891
RSUs vested	52,724	3	(3)	-	-	-
Net income	-	-	-	-	2,901	2,901
Other comprehensive income	-	-	-	39	-	39

Balance as of December 31, 2017	13,409,975	$628	$131,491	$(2,520)	$(53,203)	$76,396

Cumulative effect of changes in accounting principles (ASC 606)	-	-	-	-	337	337
Share-based compensation and RSUs	-	-	2,121	-	-	2,121
Exercise of options into Ordinary Shares	215,542	11	2,122	-	-	2,133
RSUs vested	74,210	4	(4)	-	-	-
Net loss	-	-	-	-	(2,415)	(2,415)
Other comprehensive loss	-	-	-	(92)	-	(92)

Balance as of December 31, 2018	13,699,727	$643	$135,730	$(2,612)	$(55,281)	$78,480

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:

Net income (loss)	$(2,415)	$2,901	$1,915
Adjustments to reconcile net income (loss) to net cash provided (used in) by operating activities:
Depreciation	657	537	286
Share-based compensation and RSUs	2,121	2,216	2,471
Change in:
Severance pay, net	(63)	42	4
Trade receivables, net	13	(15,865)	(329)
Other account receivables and prepaid expenses	658	(520)	524
Inventories	901	(560)	794
Trade payables	(182)	(1,150)	1,273
Employees and payroll accruals	(622)	524	999
Other accounts payable and accrued expenses	(848)	1,385	266
Deferred revenue and advances from customers	(2,169)	(109)	1,248

Net cash provided (used in) by operating activities	(1,949)	(10,599)	9,451

Cash flows from investing activities:

Repayment of (investment in) a short-term bank deposit	40,000	(40,000)	-
Purchase of property and equipment	(662)	(790)	(1,331)

Net cash provided by (used in) investing activities	39,338	(40,790)	(1,331)

Cash flows from financing activities:

Proceeds from issuance of Ordinary Shares, net of issuance costs upon follow-on public offering	-	30,206	21,279
Exercise of warrants into Ordinary Shares	-	-	1,085
Exercise of options into Ordinary Shares	2,133	891	3,329

Net cash provided by financing activities	$2,133	$31,097	$25,693

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Foreign currency translation adjustments on cash and cash equivalents	$(145)	$(15)	$346

Increase (decrease) in cash and cash equivalents	39,377	(20,307)	34,159
Cash and cash equivalents and restricted bank deposit at beginning of the period	22,611	42,918	8,759

Cash and cash equivalents and restricted bank deposit at end of the period	$61,988	$22,611	$42,918

(a)	Non-cash investing activities:

	Purchase of property and equipment	$152	$239	$81

(b)	Cash paid during the year for:
	Taxes on income	$25	$83	$24

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

a.	RADCOM Ltd. (the “Company”) is an Israeli corporation which provides NFV and 5G-ready service assurance, cloud-native network intelligence solutions for Communication Service Providers (“CSPs”). The Company’s solutions include RADCOM Service Assurance, a fully virtualized, on-demand service assurance solution that integrates an automated, and efficient data acquisition layer of virtual probes with a smart mediation layer thus providing critical customer and service insights; RADCOM Network Visibility, a cloud-native network packet broker and filtering solution that allows CSPs to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and RADCOM Network Insights, a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. The Company specializes in solutions for next-generation mobile and fixed networks, including LTE, LTE-A, VoLTE, IMS, VoIP, WiFi, VoWiFi, UMTS/GSM, mobile broadband and 5G. The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil. The Company also has a wholly-owned subsidiary in India, that primarily provides marketing, customer support and development services worldwide. Additionally, the Company has a wholly-owned subsidiary in Israel solely established for the purpose of making various investments, including securities purchases.

b.	In December 2015, the Company entered to a multi-year sales agreement with Amdocs Software Systems Limited (“Amdocs”) for the resale of the Company’s solutions to AT&T Services, Inc. (“AT&T”), a leading North American Tier-1 telecom operator (the “AT&T Engagement”). Since then, the Company signed additional agreements with Amdocs in connection with the AT&T Engagement. During 2018, 2017 and 2016, the Company recognized revenues in the amount of $16,296, $24,528 and $18,310 pursuant to the AT&T Engagement and the additional agreements, which represent approximately 48%, 66% and 62% of the total consolidated revenues of the Company, respectively. (See also Note 13c).

On March 29, 2019 the Company entered into a series of agreements with AT&T to provide the Company’s solutions to AT&T.

The Company depends on a limited number of contract customers for selling its solution.

If these customers become unable or unwilling to continue to buy the Company’s solution, a loss of any significant customer, a significant decrease in business from any such customer, a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could adversely affect the Company’s business, results of operations and financial position.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL (Cont.)

c.	Follow-on Public Offerings:

In May 2016, a “shelf” registration statement covering the public sale of up to $50,000 of the Company’s Ordinary Shares was declared effective by the U.S. Securities and Exchange Commission (“SEC”).

Following such registration, during May 2016, the Company closed a follow-on public offering (as further described in Note 11b1 and Note 13e) for a total consideration of approximately $21,279, net of underwriting discounts, commissions and other offering expenses of $1,721 payable by the Company.

In October 2017, the Company closed a follow-on public offering (as further described in Note 11b2) for a total consideration of approximately $30,206, net of underwriting discounts, commissions and other offering expenses of $2,194 payable by the Company.

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

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company’s customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. During the year ended December 31, 2018 and December 31, 2016, the Company recorded allowance for doubtful accounts of $10 and $9, respectively. No additional allowances for doubtful accounts were recorded during the year ended December 31, 2017. No bad debt expenses were recorded during the years ended December 31, 2018, 2017 and 2016.

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

No inventory write-offs were recorded during the year ended December 31, 2018. The total inventory write-offs during the years ended 2017 and 2016 amounted to $369 and $498, respectively.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2018, 2017 and 2016, no impairment losses were identified.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Revenue recognition:

The Company’s solution is sold to customers directly, through resellers and to lesser extent through distributors. Sales through resellers are considered final sales per revenue recognition criteria.

The Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised goods or services to its customers in an amount that reflects the consideration the Company expects to receive.

The Company applies the following five-step approach:

a)	Identify the contract with a customer:

The Company generally considers either agreements or purchase orders, which in some cases are governed by master agreements, to be contracts with customers. In evaluating the contract with a customer, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration (credit risk) and considers the probability of collecting substantially all of the consideration.

b)	Identify the performance obligations in the contract:

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations.

The main performance obligations usually are the provisions of the following:

License for its software solutions (which may include significant customization), professional services, service type warranty and post-contract customer support, each of which are distinct, to be the identified performance obligations.

c)	Determine the transaction price:

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Generally, the Company doesn’t grant its customers a right to return the products sold. However, in some cases, the arrangements may include refunds, liquidated damages, penalties or other damages if the Company fails to deliver future goods or services or if the goods or services fail to meet certain specifications to acceptance criteria. All of the above are accounted for as variable considerations, which may be considered as adjustments to the transaction price.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company includes estimated amounts in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information (historical, current and forecasted) that is reasonably available.

As the Company’s standard payment terms are less than one year, the contracts have no significant financing component.

d)	Allocate the transaction price to the performance obligations in the contract:

The Company’s selling price is highly variable. Each contract is different by its scope and price. The standalone selling prices of software licenses are typically estimated using the residual approach. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

e)	Recognize revenue when a performance obligation is satisfied:

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Projects: Revenues from the software solutions which include software license with significant customization are usually recognized over time during the customization period based on Man Months (“MM”) incurred to date in ratio to total estimated MM which represent an input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Products and related services: Revenues from software solutions which include customer acceptance or software license only contracts which do not include significant customization, are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered.

Warranty and support: Revenues related to service type warranty and post-contract customer support are recognized over time on a straight-line basis.

Deferred revenues represent unrecognized fees collected as well as other advances and payments received from customers, for which revenue has not yet been recognized. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

See also Note 3 for details about the impact from adopting the new revenue standard and other required disclosures.

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

The Company recognizes compensation expenses for the value of its awards granted based on the accelerated attribution method over the requisite service period of each of the awards. The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated by running the Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the share price must increase over the exercise price before employees are expected to exercise their share options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Forfeitures account as they occur. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option-pricing model.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

No options were granted in 2018. The fair value for options granted in 2017 and 2016 is estimated at the date of grant with the following weighted average assumptions:

	2017	2016

Dividend yield	0%	0%
Expected volatility	46.4%-55.9%	50.7%-59.4%
Risk-free interest	1.6%-2.1%	0.8%-1.4%
Expected life (in years)	3.43-4.76	2.79-4.99

n.	Research and development costs:

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

The Company receives royalty-bearing grants, which represent participation of the IIA in approved programs for research and development. These amounts are recognized on the accrual basis as a reduction of research and development costs as such costs are incurred. Royalties to the IIA are recorded under cost of revenues, when the related sales are recognized (see also Note 9a1).

During the years 2012 to 2017, the Company also received grants from the Israeli Ministry of Economy (the “MOE”), up to 50% of relevant marketing expenses. These grants were presented as a reduction of marketing expenses and amounted to $6 and $75 for the years ended December 31, 2017 and 2016, respectively (see also Note 9a2).

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income (loss) per share was, 731,542 and 70,801 as of December 31, 2018 and 2017, respectively. As of December 31, 2016, there were no anti-dilutive securities.

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

In accordance with ASC 740, “Income Taxes”, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2018 and 2017, no liability for unrecognized tax benefits was recorded.

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

Effective January 1, 2012, the Company’s agreements with new employees in Israel are in accordance with section 14 of the Severance Pay Law – 1963, which provides that the Company’s contributions to the severance pay fund shall cover its entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not recorded as part of the balance sheet, as the Company is legally released from its severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership of the amounts deposited.

Severance expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $1,065, $1,007 and $905, respectively.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Recently issued and adopted accounting standards:

1.	In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”. The standard replaced the revenue recognition guidance in US GAAP under ASC Topic 605 and was required to be applied retrospectively to each prior period presented or applied using a modified retrospective method with the cumulative effect recognized to retained earnings in the beginning of the period of initial application. Subsequently, the FASB issued several additional ASUs related to ASU No. 2014-09, collectively referred to as the “new revenue standards”, which became effective for the Company beginning January 1, 2018.

On January 1, 2018, the Company adopted ASC 606 using the modified retrospective method and applied the standard to those contracts which were not substantially completed as of January 1, 2018 and recognized the cumulative effect of initial adoption as an adjustment to the opening balance of accumulated deficit as of such date. As a result of this adoption, the Company revised its accounting policy for revenue recognition as detailed in Note 2k (see also Note 3).

2.	In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted ASU 2016-18 effective January 1, 2018. The adoption of this new guidance had an immaterial impact on the Company’s consolidated financial statements.

3.	In May 2017, the FASB issued ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). ASU 2017-09 was issued to provide clarity and reduce both 1) diversity in practice and 2) cost and complexity when applying the guidance in ASC 718 to a change in the terms or conditions of a share-based payment award. ASU 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting under ASC 718. The Company adopted ASU 2017-09 during the first quarter of 2018. The adoption of this new guidance had no impact on the Company’s consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	New accounting standards not yet effective:

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842) “Leases” (“ASU 2016-02”). ASU 2016-02 supersedes the lease requirements in ASC 840, “Leases”. According to ASU 2016-02, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Lessees will also recognize interest expense and depreciation expense separately. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. In July 2018, the FASB issued amendments in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment.

The Company will implement ASU 2016-02 on January 1, 2019 by using the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, with certain relief options offered in ASU 2016-02 including certain available transitional practical expedients. The Company expects adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of lease assets and liabilities in an amount within the range of $5,600 to $6,200. The most significant impact from recognition of lease assets and liabilities relates to real estate and car leases. However, the Company does not anticipate that the adoption of this standard will have a material impact on the operating expenses in its consolidated statements of operations and its cash flows since the expense recognition under this new standard will be similar to current practice. The Company’s financial income (expenses), net will be impacted by the revaluation of the lease liabilities in non dollar denominated currencies.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	REVENUES

The most significant impact of the standard on the Company’s financial statements relates to differences in timing of revenue recognition under the new standard as disclosed in the tables below.

The cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 for the adoption of ASC 606 were as follows:

	Balance as of December 31, 2017	Adjustments following the adoption of ASC 606	Balance as of January 1, 2018

Deferred revenue and advances from customers	$(2,601)	$80	$(2,521)
Trade receivables, net	20,266	233	20,499
Other accounts receivable and prepaid expenses	2,685	24	2,709
Accumulated deficit	$53,203	$(337)	$52,866

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on the Company’s consolidated statements of operations, cash flows, and balance sheets were as follows:

	Year ended December 31, 2018
	As reported	Balances before adoption of ASC 606	Effect of change
Statements of operations
Revenues - Products and related services	$13,529	$13,068	$461
Revenues - Warranty and support	8,303	8,311	(8)
Cost of revenues - Products and related services	4,851	4,838	13
Sales and marketing, net	11,426	11,392	34
Net loss	(2,415)	(2,821)	406
Loss per share:
Basic	(0.18)	(0.21)	0.03
Diluted	(0.18)	(0.21)	0.03

Cash flows
Net loss	(2,415)	(2,821)	406
Changes in assets and liabilities:
Trade receivables, net	13	316	(303)
Other account receivables and prepaid expenses	658	624	34
Other accounts payables and accrued expenses	(848)	(861)	13
Deferred revenue and advances from customers	(2,169)	(2,019)	(150)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	REVENUES (Cont.)

	December 31, 2018
	As reported	Balances before adoption of ASC 606	Effect of change
Balance sheets
Trade receivables, net	$20,381	$19,845	$536
Other accounts receivable and prepaid expenses	1,766	1,776	(10)
Deferred revenues and advances from customers	(266)	(596)	330
Other accounts payable and accrued expenses	(2,281)	(2,268)	(13)
Deferred revenues – long term	(100)	-	(100)
Accumulated deficit	$55,281	$56,024	$(743)

The following table presents the significant changes in the deferred revenue balance during the year ended December 31, 2018:

Year ended December 31, 2018
Balance, beginning of the period	$2,622
Cumulative effect of changes in accounting principles (ASC 606)	(80)
New performance obligations	345
Reclassification to revenue as a result of satisfying performance obligation	(2,521)
Balance, end of the period	366
Less: long-term portion of deferred revenue	(100)

Current portion, end of the period	$266

As of December 31, 2018, the Company had $10,859 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 72% of this amount as revenues during the next 12 months and the rest thereafter.

NOTE 4: -	SHORT-TERM BANK DEPOSIT

	December 31,
	2018	2017

Deposit amount	$-	$40,000
Interest rate (%)	-	2.28
Maturity date	-	December 27, 2018

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -	INVENTORIES

	December 31,
	2018	2017

Finished products (*)	$251	$1,199

	$251	$1,199

(*)	Includes amounts of $35 and $612 for 2018 and 2017, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

NOTE 6: -	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2018	2017

Indirect taxes	$667	$980
Grant receivables	10	740
Prepaid expenses and advances to suppliers	752	460
Others	337	505

	$1,766	$2,685

NOTE 7: -	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2018	2017

Cost:
Computers and electronic equipment	$3,122	$2,719
Office furniture and equipment	294	231
Leasehold improvements	169	97

	3,585	3,047
Accumulated depreciation:
Computers and electronic equipment	1,640	1,024
Office furniture and equipment	93	83
Leasehold improvements	20	16

	1,753	1,123

	$1,832	$1,924

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 amounted to $657, $537 and $286, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2018	2017

Royalties - IIA payable	$761	$1,096
Commissions to distributors	430	429
Accrued expenses	1,090	1,903

	$2,281	$3,428

NOTE 9: -	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.	The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.

As of December 31, 2018, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $48,452. The total research and development grants that the Company has received from the IIA as of December 31, 2018 were $44,833. The accumulated interest as of December 31, 2018, was $18,516 and the accumulated royalties paid to the IIA were $14,897.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2018, 2017 and 2016 were $922, $1,303 and $1,033, respectively.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In April 2012 and in April 2014, the MOE approved the Company’s application for participation in funding the setting up of the Company’s India subsidiary and China branch as part of a designated grants plan for setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, based on the approved budget for the plan over a period of three years. The Company is currently in the process of winding down its operations at the China office. The total marketing grants that the Company had received from the MOE as of December 31, 2017 were in the amount of $668. No further grants are expected to be received from such plans.

The Company is obligated to pay to the MOE royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved over a period of five years but not more than the total linked amount of the grant received.

During the year ended December 31, 2018, the Company recorded an amount of $9 as royalty expenses to be paid to the MOE.

3.	According to the Company’s agreements with the Israel-U.S Bi-National Industrial Research and Development Foundation (“BIRD-F”), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of the BIRD-F’s grant, linked to the United States Consumer Price Index (“CPI”) relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by the BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $566). According to the above, as of December 31, 2018, the total royalties commitment the Company may be required to pay is an amount of up to $849 out of which $468 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $381 as of December 31, 2018.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Operating leases:

Premises occupied by the Company and its subsidiaries are leased under various agreements, part of which are with related parties (see also Note 13). The rental agreements for the premises of the Company and its subsidiaries expire up to April 30, 2023. The Company also has several motor vehicle lease agreements for up to 48 months period. As of December 31, 2018, the Company maintains 30 leased cars.

As of December 31, 2018, the future minimum aggregate lease commitments under non-cancelable operating lease agreements are as follows:

As of the year ended December 31,	Premises	Motor vehicles	Total

2019	928	66	994
2020	865	-	865
2021	123	-	123
2022	123	-	123
2023	41	-	41

	$2,080	$66	$2,146

Total lease expenses amounted to $1,341, $1,248 and $1,023 for the years ended December 31, 2018, 2017 and 2016, respectively.

c.	Bank guarantee:

As of December 31, 2018, the Company established a bank guarantee to the Israeli Customs Authority that amounted to $33, which will expire on April 30, 2019.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME

a.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2016 – 25%, 2017 - 24% and 2018 – 23%.

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

Under Amendment 73, any dividends distributed to “foreign companies”, as defined in such law, by companies having over 90% foreign (i.e., non-Israeli) ownership, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

In order to comply with the new track determined in Amendment 73, a company must meet certain criteria defined within law (among others R&D expenses and employees at a certain rate).

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2018.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME (Cont.)

In accordance with the tax laws, tax returns submitted up to and including the 2013 tax year can be regarded as final. As of December 31, 2018, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2018, the Company’s estimated tax loss carryforward and capital loss were $31,234 and $716, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

Research and development expenses carryforward for tax purposes in Israel amounted to approximately $8,837.

b.	Foreign subsidiaries:

U.S. subsidiary:

1.	The U.S. subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

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

2.	The U.S. subsidiary’s estimated federal tax loss carryforward amounted to $7,682 as of December 31, 2018. Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2019-2026 for federal tax purposes.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2014 tax year can be regarded as final.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME (Cont.)

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $3,336 as of December 31, 2018, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2013 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 25% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2016 tax year can be regarded as final.

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2018	2017
Deferred tax assets:
Carryforward tax losses	$10,096	$10,591
Research and development credit	2,032	1,120
Accrued social benefits and other	472	909

	12,600	12,620
Less - valuation allowance	(12,600)	(12,620)

Net deferred tax assets	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME (Cont.)

The net change in the total valuation allowance for the year ended December 31, 2018 was a decrease of $20. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$(2,372)	$4,751	$3,018
Foreign	20	(1,767)	(1,079)

Income (loss) before income taxes	$(2,352)	$2,984	$1,939

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2018	2017	2016

Income (loss) before income taxes, as reported in the statements of operations	$(2,352)	$2,984	$1,939

Statutory tax rate in Israel	23%	24%	25%

Theoretical tax benefit	$(541)	$716	$485

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(55)	(166)	(98)
Non-deductible expenses and other permanent differences	446	987	683
Differences in taxes arising from foreign currency exchange, net	208	(856)	(324)
Utilization of carry forward tax losses and other temporary differences for which valuation allowance was provided	(20)	(554)	(1,102)
Withholding taxes that were deducted by the Company’s customers	10	32	6
Other	15	(76)	374

Income taxes	$63	$83	$24

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2018, 2017 and 2016, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2018 and 2017 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Follow-on public offerings:

1.	On May 25, 2016, the Company closed a follow-on public offering of 2,090,909 Ordinary Shares, at an offering price of $11.00 per share for a total consideration of approximately $21,279, net of issuance costs of $1,721. (See also Note 13e).

2.	On October 20, 2017, the Company entered an underwriting agreement related to a follow-on public offering of 1,444,814 Ordinary Shares, at an offering price of $19.50 per share for gross proceeds that amounted to $28,174, before underwriting discounts and commissions and other offering expenses that amounted to $1,940 (the “2017 Public Offering”).

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

On April 3, 2013, the Company approved a new Share Option Plan (the “2013 Share Option Plan”). The 2013 Share Option Plan provides for the grant of options to purchase Ordinary Shares to provide incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company’s Board of Directors (the “Board”) elected the “Capital Gains Route”.

On February 19, 2015, the Board adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its Ordinary Shares and RSUs to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023.

b)	During the year ended December 31, 2017, the Company’s Board approved the grant of 179,002 options and 105,428 RSUs to certain employees and officers of the Company. The options were granted at exercise prices ranging between $18.90 to $19.85 per share, which was equal to the market value of the Company’s Ordinary Shares at the date of grant. Such options and RSUs have vesting schedules of four years, commencing as of the date of grant and an exercise term for the options of five years from date of grant.

c)	During the year ended December 31, 2018, the Company’s Board approved the grant of 32,700 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of four years, commencing as of the date of grant.

As of December 31, 2018, the total number of shares reserved under the 2013 Share Option Plan, is 2,450,000, out of which 947,245 Ordinary Shares are still available for future grants under the 2013 Share Option Plan as of that date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY (Cont.)

2.	Stock options for the year ended December 31, 2018 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2018	679,552	$13.20	3.35	$4,517
Granted	-	-
Exercised	(215,542)	9.87
Expired and forfeited	(48,500)	15.76

Outstanding as of December 31, 2018	415,510	$14.62	2.69	$3

Vested and expected to vest at December 31, 2018	415,510	$14.62	2.69	$3

Exercisable as of December 31, 2018	159,058	$11.81	2.02	$3

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2018 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2018. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2018 represents the intrinsic value of 2,250 outstanding and exercisable options that are in-the-money as of December 31, 2018.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY (Cont.)

3.	As of December 31, 2018, stock options under the 2013 Share Option Plan are as follows:

	Options outstanding at December 31, 2018			Options exercisable at December 31, 2018
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

6.00	2,250	6.00	0.56	2,250	6.00	0.56
11.12-14.52	259,558	11.86	2.22	156,808	11.89	2.05
18.90-19.85	153,702	19.42	3.52	-	-	-

	415,510			159,058

4.	RSUs for the year ended December 31, 2018 under the Company’s 2013 Share Option Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2018	240,054	1.74	$4,765
Granted	32,700
Vested	(74,210)
Cancelled	(29,675)

Outstanding as of December 31, 2018	168,869	1.40	$1,253

Vested and expected to vest as of December 31, 2018	168,869	1.40	$1,253

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY (Cont.)

5.	No options were granted during the year ended December 31, 2018. The weighted average fair values of options granted during the years ended December 31, 2017 and 2016 were, $8.08 and $6.68, respectively. Grants of options in 2017 and 2016 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

6.	The weighted average fair values of RSUs granted during the year ended December 31, 2018, 2017 and 2016 were $19.68, $19.52 and $14.69 per share, respectively.

7.	The following table summarizes the department allocation of the Company’s share-based compensation charges:

	Year ended December 31,
	2018(*)	2017(*)	2016(*)

Cost of revenues	$112	$189	$118
Research and development, net	808	473	625
Sales and marketing, net	698	499	199
General and administrative	503	1,055	1,529

	$2,121	$2,216	$2,471

(*)	Including $1,359, $1,335 and $1,331 of compensation cost related to RSUs for the year ended December 31, 2018, 2017 and 2016, respectively.

8.	As of December 31, 2018, there are $1,967 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.03 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, “Segment Reporting”. The Company operates in one reportable segment (see also Note 1 for a brief description of the Company’s business).

b.	The following table presents total revenues for the years ended December 31, 2018, 2017 and 2016 and long-lived assets as of December 31, 2018 and 2017:

1.	Revenues by geographic region are as follows (prior period amounts have not been adjusted under the modified retrospective method):

	Year ended December 31,
	2018	2017	2016

North America	$22,164	$25,157	$19,167
Europe	362	778	946
Asia (excluding Philippines)	923	374	355
Philippines	6,235	4,501	4,959
South America (excluding Brazil)	671	883	785
Brazil	2,908	1,783	2,496
Other (including Israel)	787	3,757	802

	$34,050	$37,233	$29,510

Total revenues are attributed to geographic areas based on the location of the end-customer.

In 2018, 2017 and 2016, the amount of export revenues represented 98%, 90% and 98% of the Company’s total revenues.

2.	Major customer data as a percentage of total revenues:

In 2018, the Company had two customers in the United States and one in the Philippines that amounted 63% and 18%, respectively, of the total consolidated revenues. In 2017, the Company had one customer in the United States and one in the Philippines that amounted 66% and 12%, respectively, of the total consolidated revenues. In 2016, the Company had one customer in the United States and one in the Philippines that amounted 62% and 17%, respectively, of the total consolidated revenues.

3.	Property and equipment, net, by geographic areas:

	Year ended December 31,
	2018	2017

Israel	$1,535	$1,781
Other	297	143

	$1,832	$1,924

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: -	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income, net:

	Years ended December 31,
	2018	2017	2016

Financial Income:
Interest income	$1,455	$572	$489
Foreign currency exchange gain	784	215	424

	2,239	787	913

Financial expenses:
Bank charges	(15)	(58)	(23)
Foreign currency exchange loss	(1,088)	(340)	(74)

	(1,103)	(398)	(97)

	$1,136	$389	$816

d.	Net income (loss) per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2018	2017	2016
Numerator:

Numerator for basic net income (loss) per Ordinary Share	$(2,415)	$2,901	$1,915

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Numerator for dilutive net income (loss) per Ordinary Share	$(2,415)	$2,901	$1,915

Denominator:

Denominator for dilutive net income (loss) per Ordinary Share - weighted average number of Ordinary Shares	13,630,793	12,039,176	10,406,897

Effect of dilutive securities:
Share-based compensation granted	-	312,390	372,650

Denominator for diluted net income (loss) per Ordinary Share - adjusted weighted average number of Ordinary Shares	13,630,793	12,351,566	10,779,547

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group.

1.	The Company is a party to a reseller agreement with Allot Communications Inc, (“Allot”), a company to which the Company’s controlling shareholder is an interested party, giving Allot the right to distribute the Company’s products.

Revenues related to this reseller agreement are included in Note 13g below as “Revenues”. For the years ended December 31, 2018, 2017 and 2016, revenues aggregated to amounts of $73, $31 and $139, respectively.

Subsequent to the balance sheet date, effective January 2019, Allot is no longer considered a related party.

2.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties (see also Note 9b). The U.S. subsidiary sub-leased certain premises to a related party until April 30, 2017. The aggregate net amounts of lease and maintenance expenses were $967, $843 and $624 in 2018, 2017 and 2016, respectively. The amount in 2018 includes $40 reimbursement of expenses in connection with the renovation of the U.S. subsidiary office. Such amounts expensed by the Company are disclosed in Note 13g below as part of “Expenses” and “Capital expenses”.

3.	Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. The aggregate amounts of administrative and IT services provided were $32, $39 and $35 in 2018, 2017 and 2016, respectively. Such amounts expensed by the Company are disclosed in Note 13g below as part of “Expenses” and “Capital expenses”.

4.	The Company purchases certain products and services from members of the RAD-BYNET Group. The aggregate amounts of such purchases were approximately $2, $15 and $1 in 2018, 2017 and 2016 respectively. Such amounts expensed by the Company are disclosed in Note 13g below as part of “Expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	The executive chairman of the Board (the “Executive Chairman”) since September 10, 2015 is, among other things, also the life partner of the Company’s former chairman of the Board, a currently serving director and a controlling shareholder of the Company. The Executive Chairman is entitled to a fixed monthly salary. During the years ended December 2018, 2017 and 2016 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $108, $183 and $180, respectively. Such amounts expensed by the Company are disclosed in Note 13g below as part of “Expenses”.

c.	Since 2015, the Company entered several agreements with Amdocs to sell its solution, pursuant to which the Company recorded revenues in the amount of $16,296, $24,528 and $18,310 related to the AT&T Engagement during the years ended December 31, 2018, 2017 and 2016, respectively (See also Note 1b). Revenues related to this engagement are included in Note 13g below as “Revenues”. The Company’s controlling shareholder and director served as a director in Amdocs until January 31, 2019.

d.	The Company’s Chief Financial Officer from October 2018 is a member of the board and Chairman of the Audit Committee of Matrix IT Ltd., (“Matrix”). The Company has entered into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of software platform. The aggregate amount of the engagements entered with Matrix or its affiliates as a related party, aggregated to $4 in 2018. Such amount expensed by the Company is disclosed in Note 13g below as part of “Expenses”.

e.	As described in Note 11b1, on May 25, 2016, the Company closed its follow-on public offering at a price of $11.00 per share, pursuant to which an aggregate net amount of $21,279 was raised. The Company’s controlling shareholder and director invested $2,200 for the purchase of 200,000 Ordinary Shares in such public offering.

f.	Balances with related parties:

	December 31,
	2018	2017
Assets:

Trade receivables, net	$13,596	$14,329
Other accounts receivable and prepaid expenses	$-	$2

Liabilities:

Trade payables	$81	$63
Other accounts payables and accrued expenses	$12	$140

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

g.	Transactions with related parties:

	Year ended December 31,
	2018	2017	2016

Revenues	$16,369	$24,559	$18,461

Expenses:

Cost of revenues	$163	$201	$210

Operating expenses:

Research and development, net	$507	$371	$224
Sales and marketing, net	$212	$217	$142
General and administrative	$191	$293	$250

Capital expenses	$40	$9	$21

NOTE 14: -	SUBSEQUENT EVENTS

During February 2019, the Company’s Board approved the grant of 377,020 RSUs to certain employees, officers and Board members of the Company out of which 113,800 RSUs are subject to the approval of the shareholders. Such RSUs have vesting schedules of four years, commencing as of the date of grant.