Form 20-F
period 2019-12-31
RADCOM LTD
filed 2020-03-31
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Mr. Amir Hai

(+972) 77-774-5060 (tel) / (+972) 3-647-4681 (fax)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Ordinary Shares, NIS 0.20 par value per share	RDCM	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2019, there were 13,786,153 ordinary shares, NIS 0.20 par value per share, outstanding.

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

We have registered with the United States Patent and Trademark Office, or USPTO, and hold the trademarks “Omni-Q” and “RADCOM” in the United States. All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

i

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for service assurance to leading communication service providers, or CSPs, and increase our sales;

●	the impact of the spread of the coronavirus on our business in the short and long terms;

●	our plans to focus our expansion efforts in tier 1 and other leading and innovative CSPs in the North American, European, and Asia-Pacific markets and our success in doing so;

●	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive network function virtualization, or NFV, deployments;

●	our expectations to maintain our technological advantage over our competitors;

●	our failure to meet any guidance we may give to the public from time to time;

●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, Rakuten Mobile, Inc., or Rakuten, and other CSPs;

●	our ability to identify, market and sell our solutions to CSPs migrating to the 5G, NFV, LTE, and VoLTE networks;

●	our ability to release and deploy newly launched product offerings;

●	the potential continued growth of our workforce, research and development operations and related expenses;

●	our expectation that the NFV market will gain momentum;

●	trends in our industry as a whole and their effect on us; and

●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions.

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

We have derived the following selected consolidated statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements and notes included in this Annual Report. Our selected consolidated statements of operations data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from audited consolidated financial statements not included in this Annual Report. We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

You should read the selected consolidated financial data together with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included elsewhere in this Annual Report. All references to “dollars,” “U.S. dollars” or “$” in this Annual Report are to United States dollars. All references to “NIS” are to the New Israeli Shekels.

Statement of Operations Data:	Year Ended December 31, (in thousands of U.S. dollars, except share and per share data)
	2019	2018	2017	2016	2015
Revenues:
Products	$16,382	$13,529	$7,457	$8,642	$15,500
Services	16,300	8,303	3,597	3,334	2,551
Projects	328	12,218	26,179	17,534	622
	33,010	34,050	37,233	29,510	18,673
Cost of revenues:
Products	4,811	4,851	4,680	5,603	3,924
Services	5,022	1,190	487	477	285
Projects	84	2,825	5,321	2,902	117
	9,917	8,866	10,488	8,982	4,326
Gross profit	23,093	25,184	26,745	20,528	14,347
Operating expenses:
Research and development	18,578	15,503	10,562	8,047	6,071
Less - royalty-bearing participation	1,838	1,648	1,599	1,693	1,582
Research and development, net	16,740	13,855	8,963	6,354	4,489
Sales and marketing, net	10,514	11,426	10,996	8,528	7,834
General and administrative	3,674	3,391	4,191	4,523	2,393
Total operating expenses	30,928	28,672	24,150	19,405	14,716
Operating income (loss)	(7,835)	(3,488)	2,595	1,123	(369)
Financial income (expenses), net	1,172	1,136	389	816	(433)
Income (loss) before taxes on income	(6,663)	(2,352)	2,984	1,939	(802)
Taxes on income	(169)	(63)	(83)	(24)	(121)
Net income (loss)	$(6,832)	$(2,415)	$2,901	$1,915	$(923)
Basic net income (loss) per ordinary share	$(0.50)	$(0.18)	$0.24	$0.18	$(0.11)
Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	13,779,885	13,630,793	12,039,176	10,406,897	8,572,681
Diluted net income (loss) per ordinary share	$(0.50)	$(0.18)	$0.23	$0.18	$(0.11)
Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	13,779,885	13,630,793	12,351,566	10,779,547	8,572,681
Balance Sheet Data:
Working capital	$70,487	$76,860	$74,842	$38,854	$9,643
Total assets	$96,402	$89,531	$91,909	$54,568	$20,135
Shareholders’ equity	$73,870	$78,480	$76,396	$40,143	$9,863
Share capital	$648	$643	$628	$523	$372

Exchange Rate Information

The following table shows, for each of the months indicated the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
March 2020 (through March 25)	3.862	3.460
February 2020	3.467	3.416
January 2020	3.475	3.448
December 2019	3.501	3.456
November 2019	3.522	3.455
October 2019	3.545	3.481
September 2019	3.549	3.482

On March 25, 2020, the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.642 to $1.00.

The following table shows, for each of the periods indicated, the average exchange rate between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar, calculated based on the average of the representative daily rate of exchange during the relevant period as published by the Bank of Israel:

Year	Average (NIS)
2020 (through March 25, 2020)	3.494
2019	3.564
2018	3.597
2017	3.600
2016	3.841
2015	3.884

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

Risks Related to Our Business and Our Industry

The COVID-19 Coronavirus outbreak could harm our business.

The ongoing coronavirus outbreak has resulted in increased travel restrictions and has caused significant disruptions to business activities globally. Such restrictions and disruptions, and any potential future travel restrictions, quarantine requirements, government ordered shutdowns or similar actions in countries in which the Company, its employees, customers, suppliers and other stakeholders or its customers operate could interfere with our ability to deliver products and solutions, impact potential customers’ procurement decisions and financial stability, and have other additional negative impacts on our operations and business. Due to the nature of our business, we have been able to transition our employees to work from home so as to allow the development of our products and solutions and our support of customers’ ongoing needs to continue without interruption. However, we cannot be certain of our ability to meet all customer needs or to meet all of our development targets through remote work and are unable to predict how long we will be required to continue working remotely and what additional travel or other restrictions may arise which could have a direct impact on our business.

Our business is dependent on a limited number of significant customers and the loss of a significant customer could materially adversely affect our results of operations.

Our business is dependent on a limited number of significant customers. For example, our three largest customers accounted for approximately 83% of our revenue in fiscal year 2019. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

The pace in which we grow our business depends on our customers’ internal processes and decisions regarding the transition to NFV and 5G.

The pace of transition to NFV and 5G and timeframe for reaching a mature infrastructure for NFV and 5G is dependent on CSPs’ internal decisions regarding NFV and 5G technology implementation, timing, nature of virtualization and budgeting. Such decisions may be affected by the overall pace of NFV adoption and 5G deployment in the industry as well as by other technology trends such as the deployment of 5G networks. The pace in which we deploy our solutions is directly affected by the pace of CSPs’ internal processes and the pace of maturation of the NFV market. To the extent that CSPs require more time to reach the decision to virtualize, decide to delay virtualization while the market develops, or elect not to transition to NFV and to deploy 5G, our sales cycles may lengthen, and the growth of our business may be adversely affected.

Natural disasters and other events beyond our control could harm our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, pandemics such as the recent spread of the coronavirus, terrorism, political unrest, telecommunications failure, vandalism, cyber-attacks, geopolitical instability, war, the effects of climate change (such as drought, wildfires, increased storm severity and sea level rise) and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our solutions and services to our customers, could decrease demand for our solutions and services, and could cause us to incur substantial expense.

A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations. A continued slowdown in our customers’ investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include NFV transformation, 5G and Internet of Things, 4G cellular, Triple Play networks, VoLTE, , or IoT. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their spending budgets. This trend may continue. The global telecommunications industry and various sectors within the industry are evolving rapidly and it is difficult to predict its potential growth rate or future trends in technology development.

Our future success also depends upon the increased utilization of our solutions by next-generation network operators and specifically virtualized networks, who may not adopt our technology.

During the last few years, developments in the telecommunications industry have had a material effect on our existing and/or potential customers and may continue to have such an effect in the future. Such developments include changes in general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services, regulatory changes, and changes in the plans of CSPs to shift, transform and adapt their network operations to NFV and to rollout 5G networks. Over the last few years, the telecommunications industry has experienced financial pressures that have caused many in the industry to reduce investment in capital intensive projects, and in some cases, have led to restructurings. While the transformation of network operations to NFV arises out of the desire of CSPs to reduce network infrastructure expense, thus creating opportunities for us, it also creates a downward pressure on the prices of our solutions.

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

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful CSPs who have the financial and other resources required to invest in significant ongoing Service Assurance, Customer Experience Management, or CEM, and Service Operations Center, or SOC, solutions. Our business and our results of operations could be adversely affected if we are unable to develop sustainable customer relationships, or to meet customers’ expectations in providing solutions and related services.

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

Our expectations regarding the pace of NFV transformations or 5G rollout may not materialize.

We believe that most of the industry’s leading CSPs will rollout 5G networks which will in turn promote the adoption of cloud-native and NFV solutions. Our expectation is that market for our solutions will materialize and gain momentum as a result. However, our expectations may not be correct, and the actual pace of NFV transformation and/or 5G rollout may take longer than we anticipate or may not occur at all. If the demand for NFV does not continue to grow or the 5G rollout does not materialize, our business, financial condition and results of operations may suffer.

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

We plan to continue to generate revenue from various emerging market countries which represent a portion of our existing business and our expected growth. Economic or political turmoil in these countries could materially adversely affect our revenues and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange rates, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

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

During 2017, 2018 and 2019, we increased the size of our workforce and we may continue to do so in the future in order to enable us to meet our obligations, continue enhancing our products and solutions, and grow our business. There is no guarantee that these efforts to increase our work force will have a positive effect on our business. Future growth may place a significant strain on our managerial, operational and financial resources.

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

Many companies compete with us in the market for service assurance and CEM/SOC solutions. We expect that competition will increase in the future, both with respect to solutions that we currently offer and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment with whom we partner or may partner may in the future incorporate into their products capabilities similar to ours, thus reducing the demand for our solutions.

Some of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

Our non-competition agreements with our employees may not be enforceable under Israeli law. If any of these employees leaves us and joins a competitor, such competitor could benefit from the expertise our former employee gained while working for us.

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

Our future growth and success depend to an extent upon the continuing services of our executive officers and other key employees including our Chief Executive Officer, Eyal Harari, our Chief Operating Officer, Hilik Itman, and our Chief Technology Officer, Rami Amit. We do not have long-term employment agreements with any of our employees. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

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

Some of our solutions utilize open source technologies. These technologies are licensed to us under varying license structures. These licenses pose a potential risk to our solution in the event they are inappropriately integrated. If we have not, or do not in the future, properly integrate software that is subject to such licenses into our solutions or if we utilize open source software that is subject to licensing terms that are incompatible with our use, we may be required to disclose our own source code to the public or may lose rights to our solutions. Any such requirement to disclose or grant rights in our source code or other confidential information related to our solutions could, therefore, materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our solutions and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information. We currently have one registered patent and five pending patent applications. However, these measures may not be adequate to protect our technology from third-party infringement. Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our solutions.

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

We have received an aggregate of $46.7 million in royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how, especially to parties outside of Israel, is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs.

Additionally, in May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009 and the revenues on which the Company must pay royalties. During 2011, we reviewed with the IIA these alleged miscalculations. We believe that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued as of December 31, 2019. However, we cannot be sure that the IIA will accept our arguments mentioned above, which, if not accepted, may result in the expenditure of financial resources.

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

Zohar Zisapel and Yehuda Zisapel beneficially own, in the aggregate, approximately 23% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval including the election of directors.

As of March 25, 2020, Zohar Zisapel (a member of our Board of Directors) and Yehuda Zisapel, who are brothers, may be deemed to beneficially own an aggregate of 3,234,531 ordinary shares, including options exercisable for 16,000 ordinary shares that are exercisable within 60 days of March 25, 2020 and 610 RSU that will be vested within 60 days of March 25, 2020, representing approximately 23% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Zohar Zisapel and Yehuda Zisapel have significant influence over the outcome of various actions that require shareholder approval including the election of our directors. In addition, Zohar Zisapel and Yehuda Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

In 2019 and 2018, we incurred net losses of approximately $6.8 million and $2.4 million, respectively. Although we were profitable in 2017 and 2016, we may continue to incur losses in the future or may be unable to sustain profitability, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

Our growing international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, approximately 96% of our sales in 2019, 98% of our sales in 2018, and 90% of our sales in 2017 were generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

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

In addition, a material portion of our leases are denominated in currencies other than the U.S. dollar, mainly in NIS. In accordance with the lease accounting standard, which became effective on January 1, 2019, associated lease liabilities are remeasured using the current exchange rate in the future reporting periods, which may result in material foreign exchange gains or losses.

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

Between January 1, 2019 and March 25, 2020, our ordinary shares have traded on the Nasdaq Capital Market, or the Nasdaq, as high as $10.30 and as low as $5.52 per share. As of March 25, 2020, the closing price of our ordinary shares on Nasdaq was $6.00 per share. The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the other risks identified in this “Item 3.D-Risk Factors”.

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

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then Israel held general elections three times – in April and September of 2019 and in March of 2020. The Knesset has not passed a budget for the year 2020 and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2020, our ability to conduct our business effectively may be adversely affected.

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

As a foreign private issuer whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules including requirements regarding compensation of officers, shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company) and other matters.

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

In 1993, we established a wholly-owned subsidiary in the United States, currently named RADCOM, Inc., or RADCOM US. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd., or RADCOM Investments, located at our office in Tel Aviv, Israel. In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao e Exportacao Ltda., or RADCOM Brazil. In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited, or RADCOM India.

In the years ended December 31, 2019, 2018 and 2017, our capital expenditures were approximately $699, $662 thousand, and $790 thousand, respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

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

Our RADCOM Network Intelligence portfolio of solutions includes: RADCOM Service Assurance, delivering service assurance, RADCOM Network Visibility for smart filtering, load balancing and sampling, and RADCOM Network Insights for business-critical intelligence and real-time information on the customer and service experience.

●	RADCOM Service Assurance and Customer Experience Monitoring (formerly known as MaveriQ) – allows telecom operators to gain end-to-end network visibility and customer experience insights across NFV and hybrid network. RADCOM Service Assurance delivers a real-time, high performance, and automated solution that is critical in providing operators customer insights in today’s top-tier, high-capacity networks;

●	RADCOM Network Visibility – a cloud-native network packet broker and filtering solution that allows operators to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and

●	RADCOM Network and Customer Insights – a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. With RADCOM Network Insights we are able to offer a broad CEM and SOC solution to CSPs.

We specialize in solutions for next-generation mobile and fixed networks, including 5G, LTE, VoLTE, VoWifi, IMS, VoIP, and UMTS.

Since 2016, we have been working with AT&T, in its continuing efforts to transition to a full NFV network. By developing and adapting our solutions to meet the industry’s most stringent requirements we have expanded our customer base to include new customers and markets while also expanding our footprint with existing customers by supporting them in their transition to NFV. As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with our advanced cloud-native solutions and our growing industry track record.

Our technological leadership was validated by Rakuten’s 2019 selection of our solutions as their “eyes to the network” in support of their launch of the world’s first end-to-end cloud-native, NFV-based, network. Using our solutions, Rakuten will monitor its entire end-to-end network, including the world’s first fully virtualized radio access network (RAN).

Our portfolio enables CSPs to smoothly transition their networks to NFV and 5G by monitoring and assuring both physical network and NFV-based network and consequentially, ‘hybrid’ networks from tapping point to network insights. With the transition between physical and virtualized networks taking place gradually, CSPs may need to manage ‘hybrid’ networks for the foreseeable future. Our solutions are well positioned to address this need and provide service and network performance visibility in both physical and virtual environments.

CSPs across the globe use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting edge technologies and a wealth of knowledge gained in our advanced work with some of the most technologically innovative CSPs in the industry. Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.

Our solutions deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as 5G and allow CSPs to monitor and proactively improve quality of experience for their subscribers. The key benefits of our solutions are:

●	advanced software-based architecture;

●	ease of deployment and management;

●	improved customer retention;

●	reduced subscriber churn rates;

●	improved service availability and quality;

●	ability to correlate session information and provide an end-to-end view of the customer experience;

●	full ability to install the solution as a virtual network function for seamless integration into all NFV infrastructures;
●	dynamic multi-functional solution for 5G service assurance;

●	on-demand monitoring capabilities;

●	scalability for next-generation services;

●	enhanced ability to collect all network packets for a complete and comprehensive view of the network and the customer experience;

●	increased operational efficiency and lower costs;

●	support for multiple protocols for end-to-end network coverage;

●	the existence of both network-wide views and drilldown to an individual subscriber level and down to each session;

●	support for the largest scale multi-market networks;

●	accelerated deployment and migration to NFV and 5G; and

●	real-time capabilities.

Our fully cloud-native solutions enable CSPs to manage both existing physical networks and next-generation, NFV-based architectures. We recognized that CSPs would require a new approach for service assurance and CEM solutions in order to monitor huge volumes of data and support NFV-based network deployments and the transition to 5G.

In February 2014, we launched our service assurance solution which incorporates software-based probes, and which subsequently replaced our OmniQ hardware-based solution and have, since then, continually invested in R&D so as to maintain our technological edge. In December 2015, this effort resulted in the selection of our service assurance by AT&T for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry.

During 2017 and 2018, we improved our NFV capabilities to meet the stringent requirements of top tier CSPs having a large subscriber base and a high level of expertise as we commenced deployment with an additional tier 1 CSP, and further expanded our solutions to support existing customers in their transition to NFV and meeting their initial requirements for 5G. We also continued the development and enhancement of our solutions to meet the complicated needs of monitoring 5G networks and to offer a smart mediation layer which allows us to offer a full end-to-end customer and service view which addresses CSPs’ requirements for a smart CEM solution.

In 2018, we also launched our Network Visibility solution to allow CSPs to gain more visibility into their network. RADCOM Network Visibility offers an integrated cloud-native solution with advanced packet broker capabilities that ensure intelligent traffic distribution, smart load balancing, and intelligent sampling for full end-to-end visibility across the network. RADCOM Network Visibility helps to distribute network traffic from multiple cloud environments to service assurance probes, security tools, and other systems.

In 2019 we increased our development efforts, focusing on enhancing automation and analytics capabilities and offering containerized solutions so as to maintain our technological leadership.

Our continuing and increased investment in research and development was validated in 2019 by our new engagements with AT&T and Rakuten. In March 2019, we entered into a new mutli-year engagement with AT&T which continues our successful relationship with AT&T and establishes the foundation for the continuing and expanding integration of our solutions into AT&T’s network. In May 2019, we entered into a multi-year agreement with Rakuten to provide our Network Intelligence solution for Rakuten’s unique and innovative mobile network. Rakuten’s network will be the world’s first fully virtualized, end-to-end cloud-native mobile network that adopts 5G systems architecture from launch. Rakuten chose RADCOM Network Intelligence because of its ability to monitor the entire end-to-end network, including the world’s first fully virtualized radio access network (RAN). Our solutions will be tightly integrated across Rakuten’s distributed telco cloud to assure the highest service quality is delivered to customers for voice, video, VoLTE, data, and IoT services from the mobile edge up to the network core.

We expect to continue our investment in research and development and to leverage our success with industry leading customers as we seek to engage with other CSPs that are looking to manage existing networks while evaluating their transformation to the next-generation NFV architectures and to 5G.

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

CSPs face many challenges in managing their network – from the rapid growth in mobile data traffic to complexities in managing services that are delivered across multiple vendor technologies. These challenges are intensifying with further traffic growth and the emergence of new technologies and services, such as machine to machine, IoT and 5G. With the need to manage millions of various network elements and services from multiple vendors and technologies, deploying a virtualized network intelligence and CEM solution is an essential part of a CSP’s network. In addition, CSPs are facing strong competition both from other CSPs and from over-the-top (OTT) players who are offering more and more similar services. In order to fight for their customers’ satisfaction, CSPs will need to gain deeper insight into customer behavior, enabling them to tailor processes based on customer preferences.

Similar to how virtualization has become widely deployed in many data centers and large enterprises, many CSPs are looking to reduce costs and become more agile by transitioning from physical network elements to software-centric, virtualized NFV architectures. As NFV enables CSPs to replace dedicated physical network elements with software-based solutions that run-on standard, non-proprietary, third-party hardware, this creates an increasing demand for NFV solutions such as ours. However, it also results in downward pressure on NFV and service assurance solution pricing in order to allow the CSPs to obtain cost reduction objectives. Although the pace of NFV transformation is uncertain and NFV deployments for existing networks did not occur at the expected pace, major CSPs are currently evaluating and/or moving parts of their network to support NFV as NFV and software-defined networking, or SDN, are expected to play an important role in 5G networks. For instance, 5G will support diverse use cases optimized by dynamic network slicing using SDN and NFV architectures and is expected to lead to an acceleration in NFV transformations.

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

Our Strategy

Our objective is to be the market leader for virtualized network intelligence and customer experience solutions for virtualized, 5G and hybrid networks. We believe our leadership and innovation around NFV and cloud-based solutions will be advantageous to us as these types of solutions are expected to play a key role in the deployment of 5G networks. We plan to increase our sales by leveraging our unparalleled experienced gained from implementing the largest, most advanced NFV deployment to date (with AT&T) and from implementing our solutions in the world’s first fully virtualized network (with Rakuten) where we provide complete visibility from the radio access network (RAN) to the network core. In addition, we also offer our solutions and expertise to new and existing tier 1 and innovative CSPs in our targeted geographical regions. We plan to maintain our technical advantage over competitors by further extensively investing in enhancing the analytics and automation capabilities of our NFV and cloud-based solutions to meet the needs of 5G networks.

Key elements of our strategy include:

●	Focusing our network and customer experience insight capabilities to enhance the business value of our solution. RADCOM Network Insights is intended to meet the need for an end-to-end customer and service experience management solution. In addition to standard reporting and dashboards, this solution offers advanced capabilities which allow CSPs to gain real-time insights, discern trends, and develop forecasts which will allow them to improve core operations, enhance the customer experience, and improve marketing efficiency. Through the addition of new offerings such as those offered by Network Visibility, we aim to provide end-to-end network visibility from virtual tapping point to network insights.

●	Targeting Tier 1 and other CSPs who are evaluating and/or migrating to NFV and 5G. The introduction of 5G networks is expected to drive a greater transition to NFV and necessitate real cloud-native network intelligence solutions. We believe that our solutions are significantly more advanced than competitors’ offerings and that we are better positioned than competitors who lack the experience deploying in virtualized environments or do not offer true cloud-native solutions that can be deployed at large scale. In order to transition to NFV, CSPs generally need to replace or upgrade their service assurance and CEM solutions with software that can support legacy, NFV-based architectures as well as 5G use cases. Our solution, which monitors both existing networks and NFV, ensures a smooth migration and enables CSPs to future-proof their investment in a network intelligence solution. With our advanced deployment with customers such as AT&T and Rakuten, and our reputation as the NFV technology leader, we believe we are well positioned to leverage our vast experience in true cloud-native and fully virtualized network intelligence in order to successfully expand our deployment base to other CSPs as we focus our sales and marketing activities on tier 1, galaxy (multi-carrier) and innovative operators and other operators seeking to migrate or actively migrating to NFV.

●	Targeting innovative CSPs deploying fully virtualized, cloud-based networks. The introduction of new technologies and 5G network architecture allows innovative CSPs to deploy fully virtualized networks. These virtualized networks require fully virtualized service assurance and other solutions such as those in our Network Intelligence portfolio of solutions. Building on our experience with Rakuten, the world’s first and only CSP to deploy a fully virtualized network, we intend to target innovative CSPs seeking to upgrade their networks or to deploy new networks in a fully virtualized environment. We believe that our key role in Rakuten’s innovative and unique deployment places us at an advantage as we seek to engage with other CSPs looking to deploy similar networks.

●	Entering into multi-year contracts providing for recurring revenues. With a transition to NFV and completely virtualized solutions, the sale of hardware with our solutions is expected to decrease while our engagements with CSPs are expected to consist primarily of software products and professional services. Software and services, more so than hardware, can be deployed and paid for in phases over time. We aim to leverage this by offering CSPs long term multi-year sales models which allow them to meet their system planning needs through term licensing, operational services, managed services, annual maintenance and support and software upgrade packages and the ability to add new capabilities so as to ensure that the CSPs are always benefitting from our most-up to date cutting-edge software solutions.

●	Utilizing our industry leadership to introduce optimized costing models to the market. As a true software-based company we offer our existing and potential customers an appealing commercial model that combines both predictable spending on capital and operating expenditures with lower spending on service assurance and CEM solutions, in comparison to the appliance-based legacy solutions our competition continues to offer. With our optimized commercial model, we offer our customers several alternatives that enable them to grow their business and traffic on the network without impacting their spending with us.

Products and Solutions

Our Network Intelligence portfolio includes RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights.

RADCOM Service Assurance and Customer Experience Monitoring (formerly MaveriQ)

RADCOM Service Assurance is a cloud-native, 5G-ready, fully virtualized service assurance solutions which allows telecom operators to gain end-to-end network visibility and customer experience insights across NFV and hybrid network. RADCOM Service Assurance delivers a real-time, high performance, and automated solution that is critical in providing operators customer insights in today’s top-tier, high-capacity networks.

Our patented technology enables RADCOM Service Assurance to capture and correlate network events and RADCOM virtual probes to acquire and correlate network packets, which together are the key to 5G monitoring.  RADCOM’s solution is designed to provide network intelligence from the RAN to the core. Built using a dynamic, modular, and stream-based microservices architecture, RADCOM Service Assurance can process large volumes of streaming data at lightning speed with very low latency. This enables customers to use RADCOM Service Assurance on their physical and cloud infrastructures as they transition from legacy hardware-based networks to NFV-based virtualized networks.

RADCOM Service Assurance offers the service provider full end-to-end visibility of the network across technologies. RADCOM Service Assurance monitors multiple types of services such as voice, video and data, employing numerous tools and network performance and measurement methodologies to continuously analyze service performance and provide customer experience quality metrics. RADCOM Service Assurance offers users a full array of analysis and troubleshooting tools, delivering a comprehensive, integrated network service view that facilitates performance monitoring, fault detection and network and service troubleshooting from tapping point to network insights. RADCOM Service Assurance displays performance and quality measurements from both the signaling and the user planes, based on a broad range of passive software-based probes, which are installed on standard, non-proprietary third-party hardware that function together with RADCOM Service Assurance to deliver essential functionality.

RADCOM Service Assurance consists of a powerful and user-friendly central management module and a broad range of passive software-based probes used to gather transmission quality data from various types of networks and services, including 5G, VoIP, UMTS, LTE, IMS data and others. Signaling and media attributes and quality measurement extended detail records collected from the probes in the RADCOM Service Assurance Manager (the central site-management software) are stored in the solution’s database. These can then be used by the reporting and troubleshooting applications to perform service performance analysis, drilldown and troubleshooting on key performance indicators, or KPIs, to gauge performance over time and key quality indicators to gauge the quality of service.

RADCOM Service Assurance provides an advanced set of service assurance monitoring applications: network troubleshooting, network quality monitoring, service quality monitoring, customer quality of service monitoring, and customer service level agreements monitoring.

RADCOM Service Assurance is designed to enable CSPs to succeed in their efforts to address significant technology challenges, including:

●	deployment of next-generation networks such as 5G and LTE;

●	migration to and integration of new network architectures;

●	delivery of advanced, complex services such as VoIP IMS and video quality analytics; and

●	proactive management and quality assurance for all data sessions and calls on existing and next-generation service providers’ production networks.

CSPs use RADCOM Service Assurance for a wide array of use cases, such as:

Customer and Service Assurance

●	Troubleshooting – enables CSPs to “drill down” to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

●	Performance monitoring – allows CSPs to analyze and optimize network component performance levels and customer experience with the goal of identifying faults before they compromise the customer’s experience.

●	Fault detection – automatic fault detection and service KPIs alert CSPs to network problems as they arise.

●	Mediation – generates call detail records needed to feed the solutions’ smart mediation layer as well as third-party operations support systems and other solutions.

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

Direct channels:

Most of our sales are made through a direct channel, whereby our customers (the end-users) enter into an agreement directly with us. During 2019, this direct channel was used mainly in North America, South America and Asia.

In North America, we operate through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market.  Our solutions are sold to end-users in North America either by RADCOM US or by RADCOM Ltd.

In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly.

In India, we operate through RADCOM India, which primarily provides customer support and development services worldwide.

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

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2019	2018	2017	2019	2018	2017
North America	14.5	22.2	25.1	43.9	65.1	67.5
Asia	14.1	7.2	4.9	42.7	21.1	13.2
Latin America	2.7	3.6	2.7	8.2	10.6	7.2
Others (including Israel)	1.7	1.1	4.5	5.2	3.2	12.1
Total revenues	33.0	34.1	37.2	100%	100%	100%

Competition

The market for our solutions is competitive, and we expect that competition will continue in the future, both with respect to solutions that we are currently offering and solutions that we are developing. Our principal competitors include Anritsu, Empirix, Huawei, NetScout, Polystar, and EXFO. In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies, as well as traditional players in the CEM space such as Huawei, Sandvine, Ericsson and Nokia. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do. Furthermore, the transition to NFV and software-based solutions could possibly open the market to new competitors or bring in competitors from adjacent markets. For more information, see “Item 3.D-Risk Factors- Risks Related to Our Business and Our Industry.”

We believe that we are differentiated from our competitors due to:

●	our recognized class-leading, cloud-native NFV service assurance solutions;

●	our experience deploying and scaling NFV solutions with Tier 1 CSPs such as AT&T;

●	our experience deploying our NFV solutions on the world’s first fully virtualized network;

●	our advanced technology offering which provides end-to-end network visibility from virtual tapping point to network insights;

●	our multi-technology correlation capabilities that can support all major technologies – 4G, 5G, LTE, IMS, VoLTE, VoIP and legacy 3G - within the same solution;

●	our development of service assurance solutions for the deployment of 5G networks;

●	our solution full software-based solutions provide cost-efficiency, rapid deployment times and agility in development;

●	our support for both physical and NFV networks to allow CSPs who have yet to transform to NFV, to accelerate NFV deployments and smoothly transition from physical infrastructure while using the same solutions; and

●	our proven flexibility and responsiveness in a dynamic customer and technology environment.

Following our strategic deployment with AT&T, our additional deployments with other CSPs, our engagement with Rakuten and our progress in engaging new customers thereafter, we believe that we are positioned to be the leader in NFV, cloud-native network intelligence solutions for CSPs transitioning to NFV and deploying 5G networks.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and it is our goal to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

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

In 2019, we significantly increased investment in research and development in order to maintain our technological leadership and to meet the current and future needs of the world’s most advanced CSPs. We believe that the widescale rollout of 5G will bring with it a larger wave of network virtualization by CSPs. Through our research and development efforts, we expect to be well positioned to offer state of the art technologies and capabilities to these CSPs. Accordingly, we increased our strategic focus in 2019 on research and development and on future-proofing our solutions by increasing our investing in the development of enhanced automation, containerized deployment capabilities; and advanced machine learning based techniques to identify network anomalies and analyze the increased network traffic that is expected with the roll-out of 5G networks. In parallel, we continued to enhance and develop our NFV solutions so as to offer greater value and benefit to our customers.

We expect to continue this significant investment in 2020 as we develop new features and new solution offerings to meet the requirements of 5G networks.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, which are subject to provisions of the R&D Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the R&D Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. As of December 31, 2019, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

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

Since we commenced operations, we have received royalty-bearing grants from the IIA. As of December 31, 2019, our total contingent liability to the IIA in respect of grants received including accumulated interest and net of accumulated royalties paid was approximately $51.0 million.

In May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009. See “Item 3.D. Risk Factors–Risks related to our Business and Our Industry”.

Binational Industrial Research and Development Foundation

Although we have not received any new grants since 1996 and have not been required to pay any royalties since 2003, we have in the past received funding for the research and development of products from the Israel-U.S. Binational Industrial Research and Development Foundation, or the BIRD Foundation. We are obligated to pay royalties to the BIRD Foundation with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are payable at the rate of 5% based on the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2019, our contingent liability to the BIRD Foundation for funding received was approximately $390 thousand.  Since 2003, we have not generated sales of products developed with the funds provided by the BIRD Foundation.

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

As of December 31, 2019, the total amount of marketing grants received from the MOE with respect to our offices in China and our subsidiary in India is approximately $668 thousand. We had no obligation to pay royalties during the year ended December 31, 2019.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our solutions and technologies. We own registered trademarks for the name RADCOM and for the name Omni-Q®. We currently have one registered patent and five pending patent applications in the United States.  In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with suppliers and sub-contractors who have access to sensitive information.

Employees

Our total headcount as of December 31, 2019 was 282 including employees and contractors. See “Item 6.D – Directors, Senior Management and Employees – Employees.”

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

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as “Managers Insurance” or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 15.4% and 17.3% of the employee’s base salary. Pursuant to changes to Israeli law as well as collective bargaining agreements entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase from time to time.

Our employment agreements with new employees in Israel are in accordance with Section 14 of the Israeli Severance Pay Law – 1963, which provides that our contributions to severance pay fund shall cover our entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve us from any further severance obligation and no additional payments shall be made by us to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as we are legally released from severance obligation to employees once the amounts have been deposited, and we have no further legal ownership on the amounts deposited.

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401(k) plan contributions, in an average amount equal to approximately 16.9% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount that varies from 3% - 12% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an amount equal to 26% of the employee’s salary.

C.	ORGANIZATIONAL STRUCTURE

Our subsidiaries are: (1) RADCOM US, which conducts the sales, marketing, and customer support of our products in North America; (2) RADCOM Investments (96) Ltd, for the purpose of making various investments, including the purchase of securities; (3) RADCOM Brazil, which conducts the sales, marketing and customer support of our products in Brazil; and (4) RADCOM India, which primarily provides, customer support and development services worldwide. The following is a list of our subsidiaries, each of which is wholly-owned:

Name of Subsidiary	Jurisdiction of Incorporation
RADCOM, Inc.	New Jersey
RADCOM Investments (96) Ltd	Israel
RADCOM do Brasil Comercio, Importacao Exportacao Ltda	Brazil
RADCOM Trading India Private Limited	India

D.	PROPERTY, PLANTS AND EQUIPMENT

We currently lease an aggregate of approximately 22,830 square feet of office space in Tel Aviv, Israel, from affiliates of our principal shareholders. This space includes our development facilities, which consist primarily of programming, documenting, quality control, testing and bug fixing, as well as from time to time, installation of software components on third party hardware.

In 2019, we paid to affiliates of our principal shareholders aggregate annual lease and maintenance payments in the sum of approximately $772 thousand for our Tel Aviv offices. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 5,946 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholder. In 2019, our aggregate annual lease payments for such premises were approximately $117 thousand.

We also lease an aggregate of approximately 484 square feet of office space in Brazil and 5,809 square feet in India. The aggregate annual lease and maintenance payments for those premises in 2019 were approximately $7 thousand and $119 thousand.

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

We followed the below sales strategy in 2019 in order to expand our sales pipeline and revenues:

●	We focused on leveraging our NFV implementations with AT&T, Rakuten and other customers to expand our value proposition to additional carriers;

●	We expanded our business with our key existing customers;

●	We continued our investment in our sales and marketing resources and have expanded our reach through the engagement of local representatives;

●	We invested in marketing campaigns globally to enhance our market positioning and open new opportunities;

●	We increased our investment in research and development to maintain our recognized technological leadership in cloud-based, 5G and NFV solutions, to meet the requirements of our customers, and to develop new product offerings and capabilities;

●	We invested in our professional services team and resources to meet our customers’ deployment, customization and support requirements and to allow us to successfully deliver multiple proof of concept demonstrations to potential new customers; and

●	We pursued strategic partnerships, including OEM partnerships, and teaming agreements.

In 2019, we continued expanding the capability and solution offerings of our RADCOM Network Intelligence portfolio. Our leadership in virtualized solutions has contributed to our 2019 results, including by our expansion into new markets through the addition of new customers such as Rakuten.

Revenues. In general, our revenues derive from sales of our products or solutions, fixed-price projects, and sales of services which primarily include extended warranty, support services and managed services. Revenues consist of gross sales, less discounts and refunds, when applicable. In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). For further information regarding this ASU and its impact on our financial results see “Item 5.B—Liquidity and Capital Resources — Critical Accounting Policies and Estimates”.

Cost of revenues.  Cost of revenues, consisting of salaries and related expenses derive primarily from employees engaged in managed services and ongoing customer support, solution deployment and software development customization activities. Cost of revenues also consists of the use of hardware, inventory write-offs, importation taxes, shipping and handling costs, license fees for software components of third parties, hardware warranty expenses, allocation of overhead expenses, subcontractors’, royalties to the IIA and share-based compensation. As part of our plan to reduce product cost and improve flexibility, we shifted during the last few years to a model whereby we install our software-based solutions on standard, non-proprietary third-party hardware that functions together with our software to deliver the product’s essential functionality.

Our gross profit is affected by several factors, including the introduction of new products, price erosion due to increasing competition, the bargaining power of larger clients, the number of employees that we have in operations, deployment, software development customization, managed services and customer support, integration of third-party software components into our own, product mix, and exchange rate fluctuations.

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

Sales and Marketing expenses, Net.  Sales and marketing expenses, net consist primarily of salaries and related expenses, including share-based compensation, commissions and fees to third party representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, and overhead expenses, net of grants received from the MOE.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses including share-based compensation, professional fees (which include legal, audit and other consulting fees), bad debt expenses, other general corporate expenses and overhead expenses.

Financial Income, Net.   Financial income, net, consists primarily of interest earned on bank deposits, bank charges, and gains or losses from the exchange rate differences of monetary balance sheet items denominated in non-U.S. dollar currencies.

Summary of Our Financial Performance for the Fiscal Year Ended 2019 Compared to the Fiscal Year Ended 2018

For the year ended December 31, 2019, our revenues were approximately $33.0 million, compared to approximately $34.1 million in 2018, reflecting a decrease of approximately 3.2%. We provided approximately $6.8 million in cash from operating activities during 2019, compared to approximately $1.9 million used in 2018. Our net loss for the year ended December 31, 2019 was approximately $6.8 million, compared to a net loss of approximately $2.4 million for 2018.

As of December 31, 2019, our cash and cash equivalents and short-term bank deposits totaled approximately $69.3 million, compared with cash and cash equivalents of approximately $62.0 million as of December 31, 2018.

Our 2019 net loss includes non-cash expenses due to share-based compensation of approximately $2.2 million compared to approximately $2.1 million in 2018.

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

A.	OPERATING RESULTS

Results for the Year Ended December 31, 2019 compared to Year Ended December 31, 2018

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2019	2018
Revenues	100%	100%
Cost of revenues	30.0	26.0
Gross profit	70.0	74.0
Operating expenses:
Research and development	56.3	45.5
Less royalty-bearing participation	5.6	4.8
Research and development, net	50.7	40.7
Sales and marketing	31.9	33.5
General and administrative	11.1	10.0
Total operating expenses	93.7	84.2
Operating loss	(23.7)	(10.2)
Financial income, net	3.5	3.3
Loss before taxes on income	(20.2)	(6.9)
Taxes on income	(0.5)	(0.2)
Net loss	(20.7)	(7.1)

Revenues
	Year Ended December 31, (in millions of U.S. dollars)
	2019	2018
Products	16.4	13.6
Services	16.3	8.3
Projects	0.3	12.2
Total Revenues	33.0	34.1

Revenues.  In 2019, our revenues decreased by approximately $1.1 million, or approximately 3.2% compared to 2018 due to a decrease of approximately $11.9 million in revenues from projects, offset by an increase of approximately $8.0 million and $2.8 million in revenues from services and products, respectively. The decrease in projects revenues relates to the completion of the AT&T initial project implementation in the first quarter of 2019. The increase in products and services revenues relates mainly to a new engagement in Asia.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2019	2018	2019	2018
North America	14.5	22.2	43.9	65.1
Asia	14.1	7.2	42.7	21.1
Latin America	2.7	3.6	8.2	10.6
Others (including Israel)	1.7	1.1	5.2	3.2
Total revenues	33.0	34.1	100%	100%

In 2019 our three largest customers amounted to approximately $13.5 million, $6.8 million and $7.2 million of the total consolidated revenues. In 2018, our three largest customers amounted to approximately $16.3 million, $6.2 million and $5.1 million out of total consolidated revenues.

Cost of Revenues and Gross Profit

	Year Ended December 31, (in millions of U.S. dollars)
	2019	2018
Products	4.8	4.9
Services	5.0	1.2
Projects	0.1	2.8
Total cost of revenues	9.9	8.9
Gross profit	23.1	25.2

Cost of Revenues.  During 2019, our gross profit as a percentage of revenues, calculated to include variable costs such as salaries and related expenses was approximately 70% compared to approximately 74% in 2018. The decrease in the gross profit as a percentage of revenue reflects a larger relative increase in our cost of revenues as compared to the decrease in our revenues. This increase in our cost of revenues is attributed mainly to cost of salaries and related expenses as well as subcontractors’ fees associated with managed services activities.

Our cost of revenues for 2019 includes an expense of approximately $204 thousand for share-based compensation, as compared to approximately $112 thousand for share-based compensation in 2018.

The following table provides the operating costs and expenses of the Company in 2019 and 2018 as well as the percentage change of such expenses in 2019 as compared to 2018.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2019	2018	2019 vs 2018
Research and development	18.5	15.5	19.4
Less royalty-bearing participation	1.8	1.6	12.5
Research and development, net	16.7	13.9	20.1
Sales and marketing	10.5	11.4	(7.9)
General and administrative	3.7	3.4	8.8
Total operating expenses	30.9	28.7	7.7

Research and Development Expenses. Research and development expenses, gross, increased from approximately $15.5 million in 2018 to approximately $18.5 million in 2019. As a percentage of total revenues, research and development expenses, gross, increased from approximately 45.5% in 2018 to approximately 56.3% in 2019. The increase in our gross research and development expenses is attributable mostly to the increase in the average number of employees allocated to research and development costs, sub-contractors and related expenses. This primarily derives from a decrease in the allocation of research and development employees’ to cost of projects associated with software development customizations, in line with the decrease in project revenues. As of December 31, 2019, our total research and development headcount, including contractors, was 150, compared to 125 employees and contractors as of December 31, 2018. Our research and development costs included an expense of approximately $729 thousand for share-based compensation in 2019, as compared to approximately $808 thousand for share-based compensation in 2018.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses.  Sales and marketing expenses decreased from approximately $11.4 million in 2018 to approximately $10.5 million in 2019. The decrease in our sales and marketing expenses from 2018 to 2019 is mainly attributable to decrease in the average number of employees allocated to sales and marketing. As a percentage of total revenues, sales and marketing expenses decreased from 33.5% in 2018 to 31.9% in 2019. Our sales and marketing expenses included an expense of approximately $638 thousand for share-based compensation in 2019, as compared to approximately $698 thousand for share-based compensation in 2018.

General and Administrative Expenses.  General and administrative expenses increased from approximately $3.4 million in 2018 to approximately $3.7 million in 2019. The increase in our general and administrative expenses from 2018 is mainly attributed to an increase in share-based compensation and professional fees. As a percentage of total revenues, general and administrative expenses increased from 10.0% in 2018 to 11.1% in 2019. Our general and administrative expenses included approximately $657 thousand for share-based compensation in 2019, as compared to approximately $503 thousand for share-based compensation in 2018.

Financial Income, Net. In 2019, the financial income, net, was approximately $1.2 million, as compared to financial income, net, of approximately $1.1 million in 2018. The increase in our financial income, net from 2018 is attributed to an increase in interest income from short-term bank deposits.

Taxes on Income. In 2019, we recorded tax expenses of approximately $169 thousand, as compared to tax expenses of approximately $63 thousand in 2018. Tax expenses are comprised from tax expenses of RADCOM India and RADCOM US as well as withholding taxes that were deducted by our customers.

Comparison of Financial Data for Year Ended December 31, 2018 compared with Year Ended December 31, 2017

For a discussion of the financial data for the year ended December 31, 2018 compared with the year ended December 31, 2017, see “Item 5.A.-Operating and Financial Review and Prospects-Operating Results” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense. Based on our budget for 2020, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $584 thousand per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2019, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $33.7 million as of December 31, 2019. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E – Taxation.

Our effective corporate tax rate may exceed the Israeli tax rate. Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $13.5 million at December 31, 2019 for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds from our private and public offerings, proceeds from the exercise of options and warrants and royalty-bearing participation from the IIA and others. Cash and cash equivalents and short-term bank deposits at December 31, 2019, and 2018 were approximately $69.3 million and $62.0 million, respectively.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2020. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash Provided by (Used in) Operating Activities. Net cash provided by operating activities was approximately $6.8 million in 2019 compared to net cash used in operating activities of approximately $1.9 million in 2018.

The positive net cash flow in 2019 was primarily due to a decrease in trade receivables of approximately $9.3 million, an increase in other liabilities and accrued expenses of approximately $2.7 million, share-based and restricted share compensation expenses of approximately $2.2 million, an increase in trade payable of approximately $1.0 million, decrease in operating lease right-of-use assets and liabilities, net and effect of exchange rate differences of approximately $0.4 million, depreciation of approximately $0.8 million, an increase in deferred revenue and advances from customers of approximately $0.6 million and an increase in the employees and payroll accruals of approximately $0.7 million. This was partially offset by net loss of approximately $6.8 million, an increase in other accounts receivable and prepaid expenses of approximately $1.8 million, an increase in accrued interest on short-term bank deposits of approximately $1.2 million and an increase in inventories of approximately $1.1 million.

The negative net cash flow in 2018 was primarily due to net loss of approximately $2.4 million, a decrease in the deferred revenue and advances from customers of approximately $2.2 million, a decrease in employees and payroll accruals of approximately $0.6 million, a decrease in trade payables of approximately $0.2 million and a decrease in other liabilities and accrued expenses of approximately $0.8 million. This was partially offset by share-based and restricted share compensation expenses of approximately $2.1 million, a decrease in inventories of approximately $0.9 million, a decrease in other accounts receivable and prepaid expenses of approximately $0.7 million and depreciation of approximately $0.7 million.

The trade receivables and days of sales outstanding, or DSO, are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2019 decreased to approximately $11.0 million from approximately $20.4 million in 2018.

The increase in inventories in 2019 was mainly due to the increase in inventory delivered to customers for which revenue criteria have not been met and recognized.

Net Cash Provided by (Used in) Investing Activities.  Our investing activities generally consist of the purchase of equipment and investment in short-term bank deposits. Net cash used in investing activities in 2019 was approximately $62.6 million, compared to net cash provided by investing activities in 2018 of $39.3 million. In 2019, we invested approximately $61.9 million in a short-term bank deposits and approximately $0.7 million for the purchase of equipment. In 2018 we received approximately $40.0 million from the maturity of a short-term bank deposit and invested approximately $0.7 million for the purchase of equipment.

Net Cash provided by Financing Activities. In 2019, net cash provided by financing activities was approximately $16 thousand compared to approximately $2.1 million in 2018 from the exercise of options.

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

We have also entered into a number of limited term engagements with Matrix IT Ltd. or its affiliated companies (as described under “Item 7.B-Major Shareholders and Related Party Transactions-Related Party Transactions”) for certain software and/or services used in connection with the development of our solutions. Members of our Board of Directors and management reviewed the pricing of such agreements and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties.

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Please see “Item 5.F—Operating and Financial Review and Prospects—Tabular Disclosure of Contractual Obligations” below for a discussion of our material commitments for capital expenditures.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the R&D Law. We recorded such grants from the IIA in the total amount of approximately $1.8 million in 2019, $1.6 million in 2018 and $1.6 million in 2017. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants. In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2019, 2018 and 2017 were approximately $990 thousand, $922 thousand, and $1.3 million, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2019 were approximately $46.7 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2019, the accumulated interest was approximately $20.0 million, the accumulated royalties paid to the IIA were approximately $15.7 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $51.0 million. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

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

We are obligated to pay to the MOE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. During 2018, the Company paid an aggregate amount of $9 thousand of royalties to the MOE. No royalties were required to be paid during 2019. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2019, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $390 thousand. For additional information, see “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

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

Revenue recognition.

We recognize revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) performance obligations are satisfied as follows:

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

The main performance obligations usually are the provisions of the following:

License for our software solutions (which may include significant customization), professional services, managed services, service type warranty and post-contract customer support, each of which are distinct, to be the identified performance obligations.

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

As our standard payment terms are less than one year, the contracts have no significant financing component. In instances of contracts where revenue recognition differs from the timing of invoicing, we have determined that those contracts generally do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive or provide financing.

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

Products. Revenues from sales of software solutions which include customer acceptance or software licenses only which do not include significant customization are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered.

Services. Revenues related to managed services, service type warranty and post-contract customer support are recognized over time on a straight-line basis.

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

We record unbilled receivables from contracts when the revenue recognized exceeds the amount billed to the customer.

We capitalize an asset for the incremental costs of obtaining a contract whenever such expenses are expected to be recovered. Capitalized costs derive primarily from sales commissions or incentives granted to employees and partners. Our contracts with customers include performance obligations related to products and services, some of which are satisfied at a point in time and others over time. Commission costs related to performance obligations satisfied at a point in time are expensed at the time of sale, which is when revenue is recognized. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income (loss).

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

During 2019, we saw an increased interest in NFV capable service assurance solutions as the first step in NFV transitions. Initial inquiries by CSPs into potential NFV migrations during the preceding three years are now starting to evolve into proof of concept demonstrations and actual deployments. However, despite the interest in NFV solutions, the pace of transition to NFV in 2019 has been slow as the market awaits 5G rollout. Due to the complexity of NFV transformations and 5G rollout, there is variability in the pace of implementation. Some carriers are not yet out of the design phase, others are launching only limited initial implementations, and yet others electing to delay decision until more information can be gleaned from those CSPS that have elected to embark on their own NFV transformation. In addition, some CSPs are delaying NFV for now as they focus on future infrastructure plans such as 5G.

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

The following table of our material contractual obligations as of December 31, 2019, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
		(in thousands of U.S. dollars)
Operating lease obligations, including imputed interest (1)	$6,720	$1,410	$2,697	$2,182	$431
Open purchase orders (2)	415	415	-	-	-
Other long-term commitments (3)	539	-	-	-	-
Total	$7,674	$1,825	$2,697	$2,182	$431

(1)	Represents operating lease costs, consisting of leases for facilities and vehicles. Includes options to extend part of the lease agreements for additional 2 years and up to 5 years.

(2)	We purchase components from a variety of suppliers and vendors, in connection with the development and sales of our products.

(3)	In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli Severance Pay Law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2019, was approximately $3.9 million, of which approximately $3.4 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $0.5 million. The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will or are dismissed.

In addition, we are required to pay royalties of 3% and 5% of the revenues derived from products incorporating know-how developed from research and development grants from the IIA and BIRD Foundation, respectively. As of December 31, 2019, our contingent liability to the IIA in respect of grants received was approximately $51.0 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately $390 thousand. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority”, and “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

We are also obligated to pay to the MOE royalties of 3% on the increased sales in the target market derived in India and China, with respect to the year during which the grant was approved (2012 and 2014, respectively), over a period of five years but not more than the total linked amount of the grant received by us. The total marketing grants that the Company has received from the MOE as of December 31, 2019 were approximately $668 thousand. No further grants are expected to be received from such plans.

Effect of Recent Accounting Pronouncements

See Note 2, Significant Accounting policies, in Notes to the Consolidated Financial Statements in Item 18 of part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	66	Executive Chairman of our Board of Directors
Matty Karp (1)(4)(5)	70	Director
Mirella Kuvent (1)(2)(4)	59	Director
Oren Most (1)(3)(4)(5)	69	Director
Yaron Ravkaie	51	Director
Rami Schwartz (1)(5)	62	Director
Zohar Zisapel	71	Director
Eyal Harari	43	Chief Executive Officer
Amir Hai	54	Chief Financial Officer
Hilik Itman	48	Chief Operating Officer
Rami Amit	54	Chief Technology Officer and Head of Product

(1)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(2)	Chairman of Audit Committee.

(3)	Chairman of Compensation Committee.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

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

Ms. Mirella Kuvent has served as a director since July 2019. Ms. Kuvent serves as an external director and member of the risk management and audit committees for Diners Club Israel Ltd. and Diners Finance Ltd. Ms. Kuvent has also served as an external director to Ham-Let (Israel Canada) Ltd. from 2007 to 2013 and for the Company for the Reconstruction and Development of the Jewish Quarter in the Old City of Jerusalem Ltd. from 2014 to 2017 and has been a member of finance committees, audit committees and compensation committees, having also served as chair of an audit committee. Ms. Kuvent also has extensive experience in senior commercial, marketing and business development roles with technology companies offering solutions to communications services providers as well as with a large communication services company. Ms. Kuvent holds a B.A. in business administration from Fundação Getúlio Vargas and an M.B.A. from the Hebrew University of Jerusalem.

Mr. Oren Most has served as a director since July 2019. Mr. Most is the founder and president of Golan Telecom, Ltd., an Israeli cellular operator. Mr. Most has also served in executive positions with several private and public companies including as President and Chief Executive Officer of Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) and as Founder and Deputy Chief Executive Officer of Cellcom (Israel) Ltd. Mr. Most has also served as director for several public and private corporations. Mr. Most holds a B.A. in Sociology & Anthropology, Film & Television from the Tel Aviv University and an M.B.A. from New York University.

Mr. Yaron Ravkaie has served as a director since January 2020. Mr. Ravkaie is the chief executive officer of Teridion Technologies Ltd., having assumed that role in January 2020. Mr. Ravkaie previously served as the Company’s chief executive officer from January 2016 through December 2019. Prior to joining RADCOM, Mr. Ravkaie served during 2015 as the Chief Business Officer of RR Media Ltd. (Nasdaq: RRM). Prior to serving at RR Media Ltd., and between 1998 and 2015, Mr. Ravkaie served in various roles with Amdocs Ltd. (Nasdaq: DOX), including as the President of the Mobile Financial Services Division, President of the AT&T division, and other director and vice president roles. Mr. Ravkaie served for nine years in information systems, industrial engineering and logistics with the Israeli Air Force as a Major. Mr. Ravkaie holds an M.B.A. from the University of Beersheba and a B.Sc. in Industrial Engineering & Management from the Technion, Haifa.

Mr. Rami Schwartz has served as a director since July 2019. Mr. Schwartz has over 20 years’ experience in leadership positions in the technology and enterprise software fields. Mr. Schwartz currently serves as the Managing Director of the Portland Trust Israel and as an Advisory Board Member to AlgoSec. Mr. Schwartz previously served in senior positions, including as business group president, founder, Chief Executive Officer and Active Chairman, with several public and private companies including Amdocs. Mr. Schwartz also served as Chief of System Development for the Israeli Air Force. Mr. Schwartz holds a B.Sc. in math and computer science form the Hebrew University of Jerusalem.

Mr. Zohar Zisapel, a co-founder of our Company, has served as a director since our inception in 1985 and served as our Chairman of the Board from inception until September 2015. Mr. Zisapel is the Chairman of Ceragon Networks Ltd. (Nasdaq: CRNT) and serves as chairman or director of several private companies in the in the areas of communications, cyber security and automotive. Mr. Zisapel holds a B.Sc. and a M.Sc. in Electrical Engineering from the Technion - Israel Institute of Technology and an M.B.A. from Tel-Aviv University.

Mr. Eyal Harari, our Chief Executive Officer, joined us in November 2000 as a software R&D group manager and was appointed to his current position effective January 1, 2020, having previously served as Chief Executive Officer of RADCOM US and as our Chief Operating Officer. Before joining RADCOM, Mr. Harari served in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects. Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv and holds an M.B.A. from Tel-Aviv University and an LL.M in Business Law from Bar Ilan University.

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

Mr. Hilik Itman, our Chief Operating Officer joined us in June 1997 as a software engineer and was appointed to his current position in January 2020, having most recently served as the Company’s Vice President of Research and Development. Mr. Itman led the R70S software development and led the MaveriQ development during the company’s transition from hardware-based products, to software-based probe products. Mr. Itman holds a B.A. in Mathematics and Computer Science from the Open University.

Mr. Rami Amit, our Chief Technology Officer and Head of Product, joined us in February 2017. Prior to joining RADCOM, Mr. Amit served from 2013 to 2017 as director of engineering in the Cisco NFV Business Unit, which included worldwide deployments by many tier 1 customers. Mr. Amit was a major contributor to the vision of the evolution to virtualization in that space. Prior to his time at Cisco Mr. Amit was Chief Technology Officer for Jungo, a leading software provider, founded Surf&Call Solutions, which was later acquired by CosmoCom and was the first employee of the VoIP industry pioneer, VocalTec, in which he is considered as one of the early inventors of VoIP, building the first ever VoIP gateway shown in public in the mid-1990s and leading many of the VoIP technologies used today on a daily basis. Mr. Amit holds a B.Sc. in electrical engineering from Tel Aviv University.

Ms. Bennun is the life partner of Mr. Zohar Zisapel. Otherwise, there are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Yaron Ravkaie, Former CEO	2019	288,827	127,159	232,303	150,767(3)	799,056
Eyal Harari, CEO (former CEO of RADCOM US)	2019	250,000	100,000	203,427	53,552	606,979
Hilik Itman, VP R&D	2019	184,352	49,151	308,283	42,000	583,786
Rami Amit, CTO and Head of Product	2019	224,536	75,625	155,963	52,000	508,124
Amir Hai, CFO	2019	157,271	40,046	31,632	57,486	286,435

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2019. The grants awarded during 2019 and 2018 were for a vesting term of up to 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

(3)	Includes amounts accrued in connection with the termination of Yaron Ravakie’s employment as CEO.

The bonus paid to our CEO is based on a formula which takes into consideration three independent measurable and non-measurable components and which was approved by Board of Directors in accordance with the Compensation Policy and the CEO’s amended terms of employment approved by general meeting of our shareholders on July 11, 2019.

The bonus and commission payments made to our other officers are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our compensation policy, as approved by our shareholders from time to time and most recently on July 11, 2019.

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2019 was approximately $2.1 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $0.2 million that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2019, our officers received, in the aggregate, 216,200 restricted share units, or RSUs, under our 2013 Share Option Plan, or the 2013 Plan. The RSUs have a vesting schedule of three to four years over equal annual installments commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2019, our current directors and officers, as a group, held options to purchase an aggregate of 171,260 ordinary shares of the Company and 246,709 RSUs that were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation paid to our independent directors (other than to our Executive Chairman, as of September 10, 2015) and external directors (until we adopted the exemption from the need to have external directors), is an annual fee of NIS 52,575 (currently equivalent to approximately $14,372) and a per meeting attendance fee of NIS 1,856 (currently equivalent to approximately $507), which amounts are subject to adjustment for changes in the Israeli CPI and changes in the amounts payable pursuant to Israeli law from time to time.

Share Option Plans

On April 3, 2013, our Board of Directors adopted the 2013 Plan. The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. As of March 25, 2020, we have granted 1,238,802 options and 1,016,948 RSUs under the 2013 Plan. In addition, we granted 40,000 RSUs to our CEO in February 2020 which are pending shareholders’ approval. Options and RSUs granted under our option plans generally vest over a period of between one and four years, with expiration term for options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The share option plans are administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the options plans, including determining who will receive an option award and the terms and conditions of the option awards. On October 30, 2016, the Company’s Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan to 2,450,000.

The Company measures the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $2.2 million for share-based compensation plans during 2019. During 2019, we granted 388,020 RSUs, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(m) and 11(c) of the Notes to the Consolidated Financial Statements for further information.

As of March 25, 2020, there are 324,285 outstanding options to purchase ordinary shares and 584,203 unvested RSUs under the 2013 Plan.

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

Compensation Policy

On June 5, 2019, our Compensation Committee and Board of Directors approved our compensation policy for our Executive Officers and Directors, and our shareholders approved the compensation policy on July 11, 2019. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee.”

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), Matty Karp, Mirella Kuvent, Oren Most, Yaron Ravkaie, Rami Schwartz, and Zohar Zisapel, . Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  Other than Mr. Ravkaie, all of our directors were elected in our annual general meeting which took place in July 2019. The terms of office of Mr. Zisapel and Ms. Kuvent will expire on the first annual general meeting following their election. The terms of office of Mr. Schwartz and Mr. Most will expire on the second annual general meeting following their election. The terms of office of Ms. Bennun and Mr. Karp will expire on the third annual general meeting following their election. In November 2019, Mr. Ravkaie was appointed by our Board of Directors to filling a vacant position on our Board of Directors for a term commencing January 1, 2020 and expiring on our next annual general meeting. None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

External Directors

Under the Israeli Companies Law, a public company incorporated under the laws of the State of Israel must appoint at least two External Directors; however, pursuant to an exemption provided under section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Exemption, a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to elect External Directors or comply with the audit committee and compensation committee composition requirements under the Companies Law.

On July 31, 2019, our Board adopted the Exemption. As a result of the adoption of the Exemption, the terms of office of any External Directors serving at the time of such adoption were shortened to the earlier to occur of the remainder of their three-year term as External Director or the term ending on the second annual general meeting following the adoption of the Exemption. As a result, the terms of office of Mr. Schwartz and Mr. Most were reduced.

Audit Committee

The current members of our Audit Committee are Matty Karp, Mirella Kuvent, and Oren Most. Ms. Kuvent is the Chairman of the Audit Committee. Our Board of Directors has determined that all of the above are independent Audit Committee members within the meaning of the Nasdaq Listing Rules. Our Board of Directors has also determined that Oren Most is an “Audit Committee Financial Expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and that he has the requisite experience under Nasdaq Listing Rules.

Our Audit Committee operates under a written charter that is posted on our website.

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

Under the Companies Law and the Nasdaq Listing Rules, our Audit Committee is responsible for (i) determining whether there are deficiencies in the business management practices of our Company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction should be deemed as material or extraordinary, (iii) where the Board approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (iv) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board or shareholders, depending on which of them is considering the appointment of our auditor, and (vi) establishing procedures for the handling of employee complaints as to the management of our business and the protection to be provided to such employees. In compliance with regulations promulgated under the Israeli Companies Law, our Audit Committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval.

Compensation Committee

The current members of our Compensation Committee are Matty Karp, Oren Most and Rami Schwartz. Mr. Most is the Chairman of the Compensation Committee. Our Board of Directors has determined that all Compensation Committee members are independent within the meaning of the Nasdaq Listing Rules.

The Compensation Committee operates under a charter that is posted on our website.

As stated in our Compensation Committee Charter and as provided under the Israeli Companies Law and the Nasdaq Listing Rules, our Compensation Committee is responsible for (i) proposing office holder compensation policies to the Board, (ii) proposing necessary revisions to any compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to compensation of office holders, (iv) determining, in accordance with office holder compensation policies, whether to exempt an engagement with an unaffiliated nominee for the position of chief executive officer from requiring shareholder approval, and (v) administration of our share option plan.

Subject to the provisions of the Israeli Companies Law, compensation of executive officers is generally determined and approved by our Compensation Committee and our Board of Directors. Shareholder approval is generally required when (i) approval by our Board of Directors and our Compensation Committee is not consistent with our Compensation Policy which was last adopted by annual meeting of shareholders on July 11, 2019, or (ii) the compensation is that of our Chief Executive Officer. In special circumstances, our Compensation Committee and Board may approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholder objection. Additionally, under certain circumstances, our Compensation Committee may exempt an engagement with a nominee for the position of chief executive officer from requiring shareholders’ approval or may otherwise postpone such shareholders’ approval.

A director or executive officer may not be present when the Board discusses or votes upon the terms of his or her compensation, unless the chairman of the Board determines that he or she should be present to present the transaction that is subject to approval. The Chief Executive Officer may not be present during voting or deliberations regarding his or her compensation.

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

On June 5, 2019, our Compensation Committee and Board of Directors approved an amended compensation policy for Executive Officers and Directors, and our shareholders approved such compensation policy on July 11, 2019.

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

Our total headcount as of December 31, 2019 was 282, including full-time and part-time employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	111	41	3	13	168
India	14	26	-	2	42
United States	-	23	-	4	27
Brazil	-	7	-	1	8
Other	25	12	-	-	37
Total	150	109	3	20	282

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. Except for employees located in Brazil, none of our employees are represented by labor unions.

For more information, see “Item 4.B—Information on the Company—Business Overview—Employees.”

E.	SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers. The percentage of outstanding ordinary shares is based on 13,883,538 ordinary shares outstanding as of March 25, 2020. Except for Mr. Zohar Zisapel, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares Beneficially Owned(2)(3)
Zohar Zisapel	2,889,722	(4)	20.8%
All directors and executive officers as a group, except Zohar Zisapel (10 persons)	264,809	(5)	1. 9%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 25, 2020.

(2)	In determining the percentage owned by each person or group, ordinary shares for each person or group includes ordinary shares that may be acquired by such person or group pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 25, 2020.

(3)	The number of outstanding ordinary shares does not include 5,189 shares held by RADCOM US, a wholly owned subsidiary, and 30,843 shares that were repurchased by us.

(4)	Includes (i) 2,330,965 ordinary shares held by Mr. Zohar Zisapel, (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 610 RSUs expected to be vested within 60 days of March 25, 2020 and (v) 16,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $13.46, expiring between the years 2020 and 2021. The options listed above are exercisable currently or within 60 days of March 25, 2020. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun holds 21,258 exercisable options, 1,832 RSUs expected to be vested within 60 days of March 25, 2020 and 7,328 ordinary shares. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(5)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of March 25, 2020 and have, therefore, not been separately disclosed. The number of shares is comprised of 136,260 ordinary shares issuable upon exercise of options exercisable within 60 days of March 25, 2020, 9,272 RSU that will vest within 60 days of March 25, 2020 and 119,277 ordinary shares.

For a description of our share option plans for the granting of options to our employees see “Item 6.B—Directors, Senior Management and Employees—Compensation—Share Option Plans.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 25, 2020, by each person or entity known to own beneficially 5% or more of our outstanding ordinary shares, based on information provided to us by the shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. As of March 25, 2020, our ordinary shares had a total of 16 holders of record, of which 9 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”. As of March 25, 2020, U.S. holders of record held approximately 65% of our outstanding ordinary shares.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned (2)
Zohar Zisapel	2,889,722	(3)	20.8%

Yelin Lapidot Holdings Management Ltd.	1,630,633	(4)	11.7%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 25, 2020.

(2)	The percentage of outstanding ordinary shares is based on 13,883,538 ordinary shares outstanding as of March 25, 2020. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 25, 2020. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)	Includes (i) 2,330,965 ordinary shares held by Mr. Zohar Zisapel, (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, (iv) 610 RSUs expected to be vested within 60 days of March 25, 2020 and (v) 16,000 ordinary shares issuable upon exercise of options, with an average exercise price per share of $13.46, expiring between the years 2020 and 2021. The options listed above are exercisable currently or within 60 days of March 25, 2020. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel holds 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun holds 21,258 exercisable options, 1,832 RSUs expected to be vested within 60 days of March 25, 2020 and 7,328 ordinary shares. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)	The information with respect to the holdings of Yelin Lapidot Holdings Management, Ltd. is based on a Schedule 13G/A filed with the SEC by Dov Yelin, Yair Lapidot, Yelin Lapidot Holdings Management Ltd. Yelin Lapidot Mutual Funds Management Ltd. and Yelin Lapidot Provident Funds Management Ltd. on February 10, 2020 and reflects the holdings of such persons as of December 31, 2019.

B.	RELATED PARTY TRANSACTIONS

RAD-BYNET Group

Mr. Zohar Zisapel, a member of our Board of Directors, is the Chairman of the board of Ceragon Networks Ltd., RADWIN Ltd., RADIFLOW Ltd., Hailo, HiAuto Ltd. and Innoviz Ltd. and director in the following companies: Nuance Hearing Ltd., RAD Data Communications Ltd., RAD-Bynet Properties and Assets (1981) Ltd., Packetlight Networks Ltd., CyberInt Technologies Ltd., Armis Security Ltd., Cylus Ltd. and several other private holdings, real estate and medical devices  companies. The above list does not constitute a complete list of Mr. Zohar Zisapel’s holdings.  In some of these companies his brother, Mr. Yehuda Zisapel is also a director.

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

Supplier and Service Provider Arrangements

We purchase certain personnel, administrative and IT products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.

Members of the RAD-BYNET group may provide to us, for which we pay on market terms and rates. The aggregate amount of such purchases was approximately $49 thousand in 2019.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Mr. Yehuda Zisapel and his wife, Ms. Nava Zisapel, and Mr. Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amount of lease and maintenance payments was approximately $912 thousand in 2019.

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

Matrix IT Ltd.

Mr. Amir Hai, our Chief Financial Officer, is a member of the board and Chairman of the Audit Committee of Matrix IT Ltd., or Matrix., an Israeli technology company offering a broad array of project and technology services. Among other things, Matrix is a certified distributor of the Red Hat OpenStack platform. The Company, from time to time, has entered and expects to continue to enter into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of the Red Hat OpenStack platform. The terms of the transactions in which we have entered and are currently engaged with Matrix and/or its affiliates are believed to be no less favorable to us than terms that might be available to us from unrelated third parties. All future transactions and arrangements (or modifications of existing ones) with Matrix or its affiliated companies will require approval by our Board of Directors and, in certain circumstances, approval of our Audit Committee and shareholders in accordance with the Israeli Companies Law. In 2019, we purchased products and services from Matrix and its affiliates as a related party in the amount of approximately $288 thousand.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2019 and 2018, the amount of our export sales was approximately $31.6 million and $33.3 million respectively, which represented 96% and 98% of our total sales.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares are traded on the Nasdaq Capital Market under the symbol “RDCM.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares are traded on the Nasdaq Capital Market.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Copies of our Memorandum and Articles of Association are attached as Exhibit 1.1 and Exhibit 1.2, respectively, to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated by reference into this Annual Report.

C.	MATERIAL CONTRACTS

On March 29, 2019, we entered into a series of agreements with AT&T relating to the sale of our solutions and services to AT&T. The AT&T agreements include:

●	Software and Professional Services Agreement, or SPSA – a three-year framework agreement with two additional one-year options which establishes general terms and conditions for the delivery of products and services. Such terms include, among others, terms relating to ordering procedures; AT&T site, privacy, and security requirements; terms related to the licensing of intellectual property to AT&T; change in control provisions permitting AT&T’s termination of the agreement under certain circumstances; intellectual property infringement indemnity; insurance requirements; and limitations of liability. The SPSA provides the structure pursuant to which the parties may enter into supplemental agreements for purposes of effectuating specific orders. With regard to such orders, the terms of any supplemental agreements take precedence over the terms of the SPSA.

●	Supplement Agreement – a three-year agreement with two additional one-year options governing the sale of our solutions and related professional services to AT&T. The Supplement Agreement provides the detailed technical scope for our solutions and the prices applicable to such solutions. Pursuant to the Supplement Agreement, AT&T has committed to issue certain orders related to the continuing enhancement of existing solutions for the first two years of the agreement and to the expansion of license use rights during the first year of the agreement and retains options to issue certain additional orders over the three-year term of the agreement.

●	Supplemental Support & Maintenance Agreement – a three-year agreement for our performance of support and maintenance services for our solutions deployed on AT&T’s network. This agreement defines the technical aspects of support including error severity levels, response times, and method of interface, as well as the annual fee for such services.

We entered into a series of agreements with Rakuten relating to the sale of our solutions and services to Rakuten. The Rakuten Agreements include:

●	Master Software and Professional Services Agreement, or MSPSA – a multi-year framework agreement effective May 21, 2019, establishing general terms and conditions for the delivery of software and services. Such terms include, among others, terms relating to ordering procedures, intellectual property, confidentiality, indemnity, and limitations of liability. The MSPSA provides the structure pursuant to which the parties may enter into additional statements of work, or SOWs, for purposes of effectuating specific orders. The SOWs establish the scope of services, technical specifications, and certain other terms with regard to each particular order. The terms of any SOWs take precedence over the terms of the MSPSA.

●	Statement of Work No. 1, or SOW No. 1 – a multi-year agreement effective May 22, 2019, governing the delivery of our solution and services as a managed service to Rakuten and providing the detailed technical scope for the managed services and the prices applicable to such services. SOW No. 1 establishes a multi-year commitment with certain additional renewal periods.

Additionally, we have entered and from time to time may enter into additional SOWs with Rakuten providing for additional products and or services complementary to the services provided under SOW No. 1.

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

General Corporate Tax Structure

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2017 – 24%, 2018 and 2019 – 23%.

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

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2019.

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

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (for fiscal year 2017, 2018 and 2019, up to 50% for individuals and for Israeli resident corporations, the corporate tax rate is 24%, 23% and 23%, respectively).

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash, cash equivalents, and short-term bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents and short-term bank deposits are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 1.60-3.08%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2020, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $1.9 million per year and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $99 thousand per year and vice versa.

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

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2019. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2019, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2019, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Oren Most is our “audit committee financial expert” (as defined in paragraph (b) of Item 16A of Form 20-F) serving on our Audit Committee.  For information on Mr. Most’s professional and educational background, see “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management.” Mr. Most qualifies as an “independent” director under the Nasdaq Listing Rules.

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

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2019 and 2018 were, respectively:

	2019	2018
Audit Fees	$234,500	$234,500
Audit Related Fees	$3,000	$3,000
Tax Fees	$20,718	$31,334
All Other Fees	$0	$0
Total	$258,218	$268,834

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.

●	Shareholder approval is generally required for executive officer compensation in the event (i) approval by our Board of Directors and our Compensation Committee is not consistent with our office holders compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted on at the meeting, excluding for such purpose any abstentions of disinterested shareholders, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

●	Additionally, approval of the compensation of an executive officer, who is also a director, shall generally require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy. Our Compensation Committee and Board of Directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objections into account. Our Compensation Committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders’ approval, if such engagement is consistent with our office holders compensation policy and our Compensation Committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years.

●	A director or executive officer may not be present when the board of directors of a company discusses or votes upon the terms of his or her compensation, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specific minimum price. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of controlling shareholders,” and (iii) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of a controlling shareholder and approval of transactions.” In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

2.2	Description of rights of the Company’s Ordinary Shares.

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	RADCOM Compensation Policy for Executive Officers and Directors, as amended on July 11, 2019. (incorporated herein by reference to the Form 6-K of RADCOM Ltd., filed with the SEC on June 6, 2019).

4.3	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.4	Supplement Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.5	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.6	Master Software and Professional Services Agreement, dated May 21, 2019, by and between Rakuten Mobile, Inc. and the Company.*

4.7	Statement of Work No. 1, dated May 22, 2019, by and between Rakuten Mobile, Inc. and the Company.*

8.1	List of Subsidiaries (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated April 18, 2019 (filed herewith).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2019 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2019, 2018 and 2017 (iii) Consolidated Balance Sheets at December 31, 2019 and 2018; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; and (vi) Notes to Consolidated Financial Statements (filed herewith).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to RADCOM if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Amir Hai
Name:	Amir Hai
Title:	Chief Financial Officer

Date: March 31, 2020

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018 and the related consolidated statements of operations, statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2020 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay and Kasierer
Kost Forer Gabbay and Kasierer A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

Tel-Aviv, Israel
March 31, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on Internal Control over Financial Reporting

We have audited RADCOM Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, RADCOM Ltd. and its subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018 and the related consolidated statements of operations, statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and our report dated March 31, 2020 expressed an unqualified opinion thereon.

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

/s/ Kost Forer Gabbay and Kasierer
Kost Forer Gabbay and Kasierer A Member of Ernst & Young Global

Tel-Aviv, Israel
March 31, 2020

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,201	$61,988
Short-term bank deposits	63,080	-
Trade receivables (net of allowances for doubtful accounts amounted to $9 and $19 as of December 31, 2019 and 2018, respectively)	11,039	20,381
Inventories	1,356	251
Other accounts receivable and prepaid expenses	1,536	1,766

Total current assets	83,212	84,386

NON- CURRENT ASSETS:

Severance pay fund	3,365	2,967
Other long-term receivables	2,314	346
Property and equipment, net	1,669	1,832
Operating lease right-of-use assets	5,842	-

Total non-current assets	13,190	5,145

Total assets	$96,402	$89,531

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,452	$1,559
Employees and payroll accruals	4,132	3,420
Deferred revenues and advances from customers	828	266
Operating lease liabilities	1,263	-
Other liabilities and accrued expenses	4,050	2,281

Total current liabilities	12,725	7,526

NON-CURRENT LIABILITIES:
Deferred revenues	100	100
Accrued severance pay	3,904	3,425
Operating lease liabilities	4,967	-
Other liabilities and accrued expenses	836	-

Total non-current liabilities	9,807	3,525

Total liabilities	$22,532	$11,051

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2019 and 2018; 13,822,185 and 13,735,759 shares issued and 13,786,153 and 13,699,727 shares outstanding at December 31, 2019 and 2018, respectively	$648	$643
Additional paid-in capital	137,969	135,730
Accumulated other comprehensive loss	(2,634)	(2,612)
Accumulated deficit	(62,113)	(55,281)

Total shareholders’ equity	73,870	78,480

Total liabilities and shareholders’ equity	$96,402	$89,531

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2019	2018	2017
Revenues:
Products	$16,382	$13,529	$7,457
Services	16,300	8,303	3,597
Projects	328	12,218	26,179

	33,010	34,050	37,233

Cost of revenues:
Products	4,811	4,851	4,680
Services	5,022	1,190	487
Projects	84	2,825	5,321

	9,917	8,866	10,488

Gross profit	23,093	25,184	26,745

Operating expenses:
Research and development	18,578	15,503	10,562
Less - royalty-bearing participation	1,838	1,648	1,599

Research and development, net	16,740	13,855	8,963

Sales and marketing, net	10,514	11,426	10,996
General and administrative	3,674	3,391	4,191

Total operating expenses	30,928	28,672	24,150

Operating income (loss)	(7,835)	(3,488)	2,595

Financial income, net	1,172	1,136	389

Income (loss) before taxes on income	(6,663)	(2,352)	2,984

Taxes on income	(169)	(63)	(83)

Net income (loss)	$(6,832)	$(2,415)	$2,901

Basic net income (loss) per Ordinary Share	$(0.50)	$(0.18)	$0.24

Diluted net income (loss) per Ordinary Share	$(0.50)	$(0.18)	$0.23

Weighted average number of Ordinary Share used in computing basic net income (loss) per Ordinary Share	13,779,885	13,630,793	12,039,176

Weighted average number of Ordinary Share used in computing diluted net income (loss) per Ordinary Share	13,779,885	13,630,793	12,351,566

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$(6,832)	$(2,415)	$2,901

Other comprehensive income (loss):
Foreign currency translation adjustments	(22)	(92)	39

Total other comprehensive income (loss)	(22)	(92)	39

Comprehensive income (loss)	$(6,854)	$(2,507)	$2,940

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2017	11,586,228	$523	$98,283	$(2,559)	$(56,104)	$40,143

Issuance of Ordinary Shares, net of issuance costs of $2,194, upon follow-on public offering	1,661,536	95	30,111	-	-	30,206
Share-based compensation and RSUs	-	-	2,216	-	-	2,216
Exercise of options into Ordinary Shares	109,487	7	884	-	-	891
RSUs vested	52,724	3	(3)	-	-	-
Net income	-	-	-	-	2,901	2,901
Other comprehensive income	-	-	-	39	-	39

Balance as of December 31, 2017	13,409,975	$628	$131,491	$(2,520)	$(53,203)	$76,396

Cumulative effect of changes in accounting principles (ASC 606)	-	-	-	-	337	337
Share-based compensation and RSUs	-	-	2,121	-	-	2,121
Exercise of options into Ordinary Shares	215,542	11	2,122	-	-	2,133
RSUs vested	74,210	4	(4)	-	-	-
Net loss	-	-	-	-	(2,415)	(2,415)
Other comprehensive loss	-	-	-	(92)	-	(92)

Balance as of December 31, 2018	13,699,727	$643	$135,730	$(2,612)	$(55,281)	$78,480

Share-based compensation and RSUs	-	-	2,228	-	-	2,228
Exercise of options into Ordinary Shares	2,250	*	16	-	-	16
RSUs vested	84,176	5	(5)	-	-	-
Net loss	-	-	-	-	(6,832)	(6,832)
Other comprehensive loss	-	-	-	(22)	-	(22)

Balance as of December 31, 2019	13,786,153	$648	$137,969	$(2,634)	$(62,113)	$73,870

*)	Represent an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income (loss)	$(6,832)	$(2,415)	$2,901
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	752	657	537
Share-based compensation and RSUs	2,228	2,121	2,216
Change in:
Severance pay, net	81	(63)	42
Trade receivables, net	9,303	13	(15,865)
Other account receivables and prepaid expenses	(1,753)	658	(520)
Inventories	(1,135)	901	(560)
Trade payables	998	(182)	(1,150)
Employees and payroll accruals	717	(622)	524
Other liabilities and accrued expenses	2,694	(848)	1,385
Deferred revenue and advances from customers	562	(2,169)	(109)
Operating lease right-of-use assets and liabilities, net and effect of exchange rate differences	388	-	-
Accrued interest on short-term bank deposits	(1,163)	-	-

Net cash provided by (used in) operating activities	6,840	(1,949)	(10,599)

Cash flows from investing activities:

Repayment of (investment in) short-term bank deposits	(61,917)	40,000	(40,000)
Purchase of property and equipment	(699)	(662)	(790)

Net cash provided by (used in) investing activities	(62,616)	39,338	(40,790)

Cash flows from financing activities:

Proceeds from issuance of Ordinary Shares, net of issuance costs upon follow-on public offering	-	-	30,206
Exercise of options into Ordinary Shares	16	2,133	891

Net cash provided by financing activities	$16	$2,133	$31,097

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Foreign currency translation adjustments on cash and cash equivalents	$(27)	$(145)	$(15)

Increase (decrease) in cash and cash equivalents	(55,787)	39,377	(20,307)
Cash and cash equivalents and restricted bank deposit at beginning of the period	61,988	22,611	42,918

Cash and cash equivalents and restricted bank deposit at end of the period	$6,201	$61,988	$22,611

(a) Non-cash investing activities:

Purchase of property and equipment	$47	$152	$239
Operating lease right-of-use assets	$1,133	$-	$-

(b) Cash paid during the year for:

Taxes on income	$118	$25	$83

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -	GENERAL

a.	RADCOM Ltd. (the “Company”), an Israeli corporation, is a leading provider of NFV and 5G-ready service assurance, cloud-native network intelligence solutions for Communication Service Providers (“CSPs”). The Company’s solutions include RADCOM Service Assurance, a cloud-native, 5G-ready, fully virtualized service assurance solutions which allows telecom operators to gain end-to-end network visibility and customer experience insights across NFV and hybrid network; RADCOM Network Visibility, a cloud-native network packet broker and filtering solution that allows CSPs to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and RADCOM Network Insights, a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. The Company specializes in solutions for next-generation mobile and fixed networks, including 5G, LTE, VoLTE, VoWifi, IMS, VoIP, and UMTS. The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil. The Company also has a wholly-owned subsidiary in India, that primarily provides customer support and development services worldwide. Additionally, the Company has a wholly-owned subsidiary in Israel solely established for the purpose of making various investments, including securities purchases.

b.	The Company depends on a limited number of customers for selling its solution. Such customers accounted for 83% of the Company’s revenues for the year ended December 31, 2019. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note 12b).

The loss of any major customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the Company’s business, results of operations and financial condition.

c.	Follow-on Public Offerings:

In October 2017, the Company closed a follow-on public offering (as further described in Note 11b) for a total consideration of approximately $30,206, net of underwriting discounts, commissions and other offering expenses of $2,194 payable by the Company.

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

e.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year and which do not meet the definition of cash equivalents. Such deposits include annual interest rate ranging between 2.35%-3.27% resulting in accrued interest of $1,163 as of December 31, 2019. The deposits are presented according to their terms.

f.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents, short-term bank deposits, severance pay fund and trade receivables.

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

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company’s customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. Allowance for doubtful accounts as of December 31, 2018 amounted to $19. During the year ended December 31, 2019, the Company collected $10 of the allowance for doubtful accounts balance. No additional allowances for doubtful accounts were recorded during the year ended December 31, 2019. No bad debt expenses were recorded during the years ended December 31, 2019, 2018 and 2017.

g.	Inventories:

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

The total inventory write-offs during the years ended 2019 and 2017 amounted to $14 and $369, respectively.

No inventory write-offs were recorded during the year ended December 31, 2018.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2019, 2018 and 2017, no impairment losses were identified.

j.	Leases

On January 1, 2019 the Company adopted ASC 842, “Leases”, using the modified retrospective transition approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the historical accounting under ASC 840.

The Company elected the package of practical expedients permitted under the standard related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the operating lease right-of-use (“ROU”) assets and operating lease liabilities.

Upon adoption of ASC 842 on January 1, 2019, the Company recorded both operating lease ROU assets and operating lease liabilities of $5,936. The adoption did not impact the Company’s retained earnings, or prior year consolidated statements of comprehensive loss and statements of cash flows.

Under ASC 842, the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract includes an identified asset, (2): whether the company obtains substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct how and for what purpose the identified asset is used throughout the period.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company consider only payments that are fixed and determinable at the time of commencement. The Company uses its incremental borrowing rate based on the information available at the commencement date to determine the present value of the lease payments.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Several of the Company’s leases include options to extend the lease and some have termination options that are factored into the Company’s determination of the lease payments when appropriate. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any material residual value guarantees.

A portion of the Company’s real estate leases is generally subject to annual changes in the Consumer Price Index (“CPI”). The changes to the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments was incurred.

Operating lease expenses are recognized on a straight-line basis over the lease term.

For all short-term leases which are less than 12 months and existing short-term leases of those assets in transition, the Company does not recognize operating lease ROU assets or operating lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis.

See Note 9 for further information on leases.

k.	Revenue recognition:

The Company’s solution is sold to customers directly, through resellers and to lesser extent through distributors. Sales through resellers are considered final sales per revenue recognition criteria.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC No. 606”). As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation as follows:

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

The main performance obligations usually are the provisions of the following:

License for the Company’s software solutions (which may include significant customization), professional services, managed services, service type warranty and post-contract customer support, each of which are distinct, to be the identified performance obligations.

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

As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. In instances of contracts which revenue recognition differs from the timing of invoicing, the Company determined that those contracts generally do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s products and services, not to receive or provide financing.

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

Products: Revenues from software solutions which include customer acceptance or software license only contracts which do not include significant customization, are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered.

Services: Revenues related to managed services, service type warranty and post-contract customer support are recognized over time on a straight-line basis.

Projects: Revenues from software solutions which include software license with significant customization are usually recognized over time during the customization period based on Man Months (“MM”) incurred to date in ratio to total estimated MM which represent an input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Deferred revenues represent unrecognized fees collected as well as other advances and payments received from customers, for which revenue has not yet been recognized. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized.

See also Note 3 for other required disclosures.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Cost of revenues:

Cost of revenues is comprised of cost of third-party hardware and software license fees, maintenance fees related to such third-party hardware and software, employees’ salaries and related costs, shipping and handling costs, subcontractors, inventory write-offs, indirect taxes, importation taxes and royalties to the Israel Innovation Authority (the “IIA”).

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

No options were granted in 2019 and 2018. The fair value for options granted in 2017 is estimated at the date of grant with the following weighted average assumptions:

2017

Dividend yield	0%
Expected volatility	46.4%-55.9%
Risk-free interest	1.6%-2.1%
Expected life (in years)	3.43-4.76

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred except for royalty-bearing participation from the IIA as described in Note 2o.

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

During the years 2012 to 2017, the Company also received grants from the Israeli Ministry of Economy (the “MOE”), up to 50% of relevant marketing expenses. These grants were presented as a reduction of marketing expenses (see also Note 8a2).

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income (loss) per share was, 802,159, 731,542 and 70,801 as of December 31, 2019, 2018 and 2017, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, requires a reporting entity to classify all deferred tax assets and liabilities as noncurrent in a classified balance sheet.

The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will be realized.

r.	Income tax uncertainties:

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2019 and 2018, no liability for unrecognized tax benefits was recorded.

s.	Severance pay:

The Company’s liability for severance pay is recorded mainly with respect to its Israeli employees and is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, the Company’s Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability is partially provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The liability for employee severance pay benefits included on the balance sheet represents the total liability for such severance benefits, while the assets held for severance benefits included on the balance sheet represent the current redemption value of the Company’s contributions made to severance pay funds and to insurance policies.

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

Severance expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $1,150, $1,065, and $1,007, respectively.

t.	Fair value of financial instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term bank deposits, trade receivables, trade payables and other liabilities and accrued expenses. The fair values of the Company cash and cash equivalents, account receivables, and account payables approximate their carrying amounts due to their short-term nature.

The Company follows the provisions of ASC No. 820, “Fair Value Measurement”, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining a fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions that market participants would use in pricing an asset or liability, based on the best information available under given circumstances.

The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:

Level 1 - Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the market place.

Level 3 - Unobservable inputs which are supported by little or no market activity.

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

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”, which establishes standards for the reporting and displays of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to foreign currency translation adjustment and gains or losses on intercompany foreign currency transactions that are of a long-term investment nature in connection with its subsidiary in Brazil.

w.	Recently issued and adopted accounting standards:

On January 1, 2019, the Company adopted ASC 842, as amended, which supersedes the lease accounting guidance under ASC 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding ROU assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application and not restating comparative periods. For information regarding the impact of ASC 842 adoption and enhances disclosure, see Note 9 and 2(j).

x.	New accounting standards not yet effective:

1.	In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments – Credit Losses on Financial Instruments,” which requires that expected credit losses relating to financial assets be measured on an amortized cost basis and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 limits the amount of credit losses to be recognized for available-for-sale debt securities to the amount by which carrying value exceeds fair value and also requires the reversal of previously recognized credit losses if fair value increases. The new standard will be effective for interim and annual periods beginning after January 1, 2020, and early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

2.	In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes”, which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the impact of the new guidance on the Company’s consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -	REVENUES

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Costs to obtain contracts:

The Company capitalizes an asset for the incremental costs of obtaining a contract whenever such expenses are expected to be recovered. Capitalized costs derive primarily from sales commissions or incentives granted to employees and partners. The Company’s contracts with customers include performance obligations related to products and services, some of which are satisfied at a point in time and others over time. Commission costs related to performance obligations satisfied at a point in time are expensed at the time of sale, which is when revenue is recognized. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income (loss).

Deferred commission costs capitalized are periodically reviewed for impairment. As of December 31, 2019 and 2018, the deferred commission costs capitalized included within other long-term receivables in the consolidated balance sheets were $2,098 and $35, respectively. During the year ended December 31, 2019, the Company created new contract acquisition assets in the amount of $3,609 and amortized $1,546 of capitalized contract acquisition costs into sales and marketing expense. No impairment losses were recognized during such period.

Contract balances:

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2019 and 2018, unbilled receivables balances amounted to $1,497 and $419, respectively and are included within trade receivables balance in the Company’s balance sheets.

As of December 31, 2019, the Company had $49,687 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 61% of this amount as revenues during the next 12 months and the rest thereafter.

During the year ended December 31, 2019, the Company recognized $266 that was included in deferred revenues (short-term contract liability) balance at January 1, 2019.

For disaggregation of revenues please see Note 12b.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: -	INVENTORIES

	December 31,
	2019	2018

Finished products (*)	$1,356	$251

	$1,356	$251

(*)	Includes amounts of $1,074 and $35 as of December 31, 2019 and 2018, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met yet.

NOTE 5: -	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Indirect taxes	$620	$667
Prepaid expenses and advances to suppliers	790	752
Others	126	347

	$1,536	$1,766

NOTE 6: -	PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2019	2018

Cost:
Computers and electronic equipment	$3,531	$3,122
Office furniture and equipment	361	294
Leasehold improvements	264	169

	4,156	3,585
Accumulated depreciation:
Computers and electronic equipment	2,325	1,640
Office furniture and equipment	121	93
Leasehold improvements	41	20

	2,487	1,753

	$1,669	$1,832

Depreciation expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $752, $657 and $537, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: -	OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2019	2018

Royalties - IIA payable	$938	$761
Commissions to third parties	1,748	430
Accrued expenses	1,364	1,090

	$4,050	$2,281

NOTE 8: -	COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.	The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR.

As of December 31, 2019, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $51,008. The total research and development grants that the Company has received from the IIA as of December 31, 2019 were $46,660. The accumulated interest as of December 31, 2019, was $20,064 and the accumulated royalties paid to the IIA were $15,716.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2019, 2018 and 2017 were $990, $922 and $1,303, respectively.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: -	COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In April 2012 and in April 2014, the MOE approved the Company’s application for participation in funding the setting up of the Company’s India subsidiary and China branch as part of a designated grants plan for setting up and establishing a marketing agency in India and China. The grant was intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, based on the approved budget for the plan over a period of three years. The Company is currently in the process of winding down its operations at the China office. The total marketing grants that the Company had received from the MOE as of December 31, 2017 were in the amount of $668. No further grants are expected to be received from such plans.

The Company is obligated to pay to the MOE royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved over a period of five years but not more than the total linked amount of the grant received.

During the year ended December 31, 2018, the Company paid an aggregate amount of $9 of royalties to the MOE. No royalties were paid during the year ended December 31, 2019.

3.	According to the Company’s agreements with the Israel-U.S Bi-National Industrial Research and Development Foundation (“BIRD-F”), the Company is required to pay royalties at a rate of 5% of sales of products developed with funds provided by the BIRD-F, up to an amount equal to 150% of the BIRD-F’s grant, linked to the United States CPI relating to such products. The last funds from the BIRD-F were received in 1996. In the event the Company does not generate sales of products developed with funds provided by the BIRD-F, the Company is not obligated to pay royalties or repay the grants.

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $578). According to the above, as of December 31, 2019, the total royalties commitment the Company may be required to pay is an amount of up to $867 out of which $477 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $390 as of December 31, 2019.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

b.	Bank guarantee:

As of December 31, 2019, the Company issued a bank guarantee to one of the Company’s customers that amounted to $271, which will expire on March 2, 2020 and to the Israeli Customs Authority that amounted to $36, which will expire on April 30, 2020.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with original lease periods expiring between 2020 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

Lease payments included in the measurement of the operating lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2019, the Company’s assessment for the remaining lease term range between 0.9 years to 8.3 years, including options to extend part of the lease agreements for an additional 2 years and up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

December 31,
2019

Weighted average remaining lease term	2.83 years

Weighted average discount rate	3.75%

The components of lease expense for the year ended December 31, 2019 were as follows:

Year ended
December 31, 2019

Operating lease	$1,325
Short-term lease	$79
Total lease expense	$1,404

Cash paid for amounts included in the measurement of operating lease liabilities was $1,252 during the year ended December 31, 2019.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: -	LEASES (Cont.)

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2019:

Operating Leases

2020	1,410
2021	1,384
2022	1,313
2023	1,168
2024 and thereafter	1,445
Total operating lease payments	$6,720
Less: imputed interest	490
Present value of lease liabilities	$6,230

NOTE 10: -	TAXES ON INCOME

a.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2017 - 24% 2018 and 2019 – 23%.

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

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2019.

In accordance with the tax laws, tax returns submitted up to and including the 2014 tax year can be regarded as final. As of December 31, 2019, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2019, the Company’s estimated tax loss carryforward and capital loss were $33,659 and $893, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

The Company’s research and development expenses carryforward for tax purposes in Israel amounted to approximately $11,810.

b.	Foreign subsidiaries:

U.S. subsidiary:

1.	The U.S. subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was signed into law making significant changes to U.S. income tax law. Changes include, but are not limited to, a U.S. federal corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017.

2.	The U.S. subsidiary’s estimated federal tax loss carryforward amounted to $6,246 as of December 31, 2019. Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2020-2026 for federal tax purposes.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME (Cont.)

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2015 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $3,265 as of December 31, 2019, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2014 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 22% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2017 tax year can be regarded as final.

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2019	2018
Deferred tax assets:
Carryforward tax losses	$10,369	$10,096
Research and development credit	2,716	2,032
Accrued social benefits and other	425	472

	13,510	12,600
Less - valuation allowance	(13,510)	(12,600)

Net deferred tax assets	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME (Cont.)

The net change in the total valuation allowance for the year ended December 31, 2019 was an increase of $910. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$(7,107)	$(2,372)	$4,751
Foreign	444	20	(1,767)

Income (loss) before income taxes	$(6,663)	$(2,352)	$2,984

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10: -	TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2019	2018	2017

Income (loss) before income taxes, as reported in the statements of operations	$(6,663)	$(2,352)	$2,984

Statutory tax rate in Israel	23%	23%	24%

Theoretical tax benefit	$(1,532)	$(541)	$716

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	12	(55)	(166)
Non-deductible expenses and other permanent differences	473	446	987
Differences in taxes arising from foreign currency exchange, net	42	208	(856)
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	910	(20)	(554)
Withholding taxes that were deducted by the Company’s customers	-	10	32
Other	264	15	(76)

Income taxes	$169	$63	$83

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2019, 2018 and 2017, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2019 and 2018 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Follow-on public offering:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY (Cont.)

b)	During the year ended December 31, 2018, the Company’s Board approved the grant of 32,700 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of four years, commencing as of the date of grant.

c)	During the year ended December 31, 2019, the Company’s Board approved the grant of 388,020 RSUs to certain employees, officers and directors of the Company. Such RSUs have vesting schedules of up to four years, commencing as of the date of grant.

As of December 31, 2019, the total number of shares reserved under the 2013 Share Option Plan, is 2,450,000, out of which 614,475 Ordinary Shares are still available for future grants under the 2013 Share Option Plan as of that date.

2.	Stock options for the year ended December 31, 2019 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2019	415,510	$14.62	2.69	$3
Granted	-	-
Exercised	(2,250)	6.00
Expired and forfeited	(31,350)	15.30

Outstanding as of December 31, 2019	381,910	$14.62	1.64	$-

Vested and expected to vest at December 31, 2019	381,910	$14.62	1.64	$-

Exercisable as of December 31, 2019	274,008	$13.85	1.44	$-

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2019 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2019. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

As of December 31, 2019, all the outstanding and exercisable options are out-of-the-money.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY (Cont.)

3.	As of December 31, 2019, stock options under the 2013 Share Option Plan are as follows:

	Options outstanding at December 31, 2019			Options exercisable at December 31, 2019
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

11.12-14.52	243,358	11.90	1.17	202,533	11.90	1.10
18.90-19.85	138,552	19.39	2.46	71,475	19.38	2.40

	381,910			274,008

4.	RSUs for the year ended December 31, 2019 under the Company’s 2013 Share Option Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2019	168,869	1.40	$1,253
Granted	388,020
Vested	(84,176)
Cancelled	(23,900)

Outstanding as of December 31, 2019	448,813	1.53	$3,824

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 11: -	SHAREHOLDERS’ EQUITY (Cont.)

5.	No options were granted during the years ended December 31, 2019 and 2018. The weighted average fair value of options granted during the year ended December 31, 2017 was $8.08. Grants of options in 2017 were at exercise prices equal to the market value of the Ordinary Shares at the date of grant.

6.	The weighted average fair values of RSUs granted during the years ended December 31, 2019, 2018 and 2017 were $7.86, $19.68 and $19.52 per share, respectively.

7.	The following table summarizes the department allocation of the Company’s share-based compensation charges:

	Year ended December 31,
	2019 (*)	2018 (*)	2017 (*)

Cost of revenues	$204	$112	$189
Research and development, net	729	808	473
Sales and marketing, net	638	698	499
General and administrative	657	503	1,055

	$2,228	$2,121	$2,216

(*)	Including $1,887, $1,359 and $1,335 of compensation cost related to RSUs for the years ended December 31, 2019, 2018 and 2017, respectively.

8.	As of December 31, 2019, there are $2,187 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.04 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12: -	SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, “Segment Reporting”. The Company operates in one reportable segment (see also Note 1 for a brief description of the Company’s business).

b.	The following table presents total revenues for the years ended December 31, 2019, 2018 and 2017 and property and equipment, net as of December 31, 2019 and 2018:

1.	Revenues by geographic region are as follows:

	Year ended December 31,
	2019	2018	2017

North America	$14,500	$22,164	$25,157
Asia*	14,146	7,158	4,874
Latin America	2,653	3,579	2,666
Other	1,711	1,149	4,536

	$33,010	$34,050	$37,233

(*) Includes Japan and the Philippines which each of them accounted for more than 10% of Company’s revenues in 2019.

Total revenues are attributed to geographic areas based on the location of the end-customer.

In 2019, 2018 and 2017, the amount of export revenues represented 96%, 98% and 90% of the Company’s total revenues.

2.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2019	2018	2017

A	41	48	66
B	20	18	12
C	22	-	-
D	-	15	-

	83%	81%	78%

3.	Property and equipment, net, by geographic areas:

	Year ended December 31,
	2019	2018

Israel	$1,240	$1,535
United States	246	230
Other	183	67

	$1,669	$1,832

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12: -	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income, net:

	Years ended December 31,
	2019	2018	2017

Financial Income:
Interest income	$1,775	$1,455	$572
Foreign currency exchange gain	338	784	215

	2,113	2,239	787

Financial expenses:
Bank charges	(16)	(15)	(58)
Foreign currency exchange loss	(925)	(1,088)	(340)

	(941)	(1,103)	(398)

	$1,172	$1,136	$389

d.	Net income (loss) per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2019	2018	2017
Numerator:

Numerator for basic net income (loss) per Ordinary Share	$(6,832)	$(2,415)	$2,901

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Numerator for dilutive net income (loss) per Ordinary Share	$(6,832)	$(2,415)	$2,901

Denominator:

Denominator for dilutive net income (loss) per Ordinary Share - weighted average number of Ordinary Shares	13,779,885	13,630,793	12,039,176

Effect of dilutive securities:
Share-based compensation granted	-	-	312,390

Denominator for diluted net income (loss) per Ordinary Share - adjusted weighted average number of Ordinary Shares	13,779,885	13,630,793	12,351,566

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13: -	RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below.

1.	The Company is a party to a reseller agreement with Allot Communications Inc, (“Allot”) giving Allot the right to distribute the Company’s products. Until January 2019, Zohar Zisapel, a member of the Company’s Board held an interest in Allot, making it a related party. As of January 2019, Mr. Zisapel divested all of his interest in Allot and therefore Allot is no longer a related party.

Revenues related to this reseller agreement are included in Note 13f below as “Revenues”. For the years ended December 31, 2018 and 2017, revenues aggregated to $73 and $31, respectively.

2.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties in which Mr. Zisapel holds an interest (see also Note 9). The U.S. subsidiary sub-leased certain premises to a related party until April 30, 2017. The aggregate net amounts of lease and maintenance expenses were $912, $967 and $843 in 2019, 2018 and 2017, respectively. The amount presented in “Capital expenditures” in Note 13f below refers to $40 reimbursement of expenses in connection with the renovation of the U.S subsidiary office during the year ended December 31, 2018. Following the adoption of ASC 842 commencing January 1, 2019, the Company also recorded operating lease right-of use assets and operating lease liabilities related to such lease and maintenance expenses which are presented in Note 13e below.

3.	Mr. Zisapel also holds an interest in and serves as director for various entities known as the RAD-BYNET Group. Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. The aggregate amounts of administrative and IT services provided were $49, $32 and $39 in 2019, 2018 and 2017, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses” and “Capital expenses”.

4.	From time to time, the Company also purchases certain products and services from members of the RAD-BYNET Group. No such purchases were made in 2019, however, in 2018 and 2017, the aggregate amounts of such purchases were approximately $2 and $15 respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	The executive chairman of the Board, Ms. Rachel (Heli) Bennun (the “Executive Chairman”) is, among other things, Mr. Zisapel’s life partner. The Executive Chairman is entitled to a fixed monthly salary. During the years ended December 31, 2019, 2018 and 2017 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $108, $108 and $183, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses”.

c.	Between 2015 and March 2019, the Company entered into several agreements with Amdocs Software Systems Limited (“Amdocs”) for the sale of the Company’s solutions and services. Until January 31, 2019, Mr. Zisapel served as a member of the board of directors of Amdocs. As of January 31, 2019, Amdocs is no longer considered a related party.

Revenues related to this reseller agreement are included in Note 13f below as “Revenues”. For the years ended December 31, 2018 and 2017, revenues aggregated to $16,296 and $24,528, respectively.

d.	The Company’s current Chief Financial Officer is a member of the board of directors and chairman of the audit committee of Matrix IT Ltd. (“Matrix”). Accordingly, as of October 2018, Matrix is considered a related party. The Company has entered into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of software platform. The aggregate amount of services provided by Matrix or its affiliates, as a related party, aggregated to $288 and $4 during the years ended December 31, 2019 and 2018, respectively. Such amount expensed by the Company is disclosed in Note 13f below as part of “Expenses”.

e.	Balances with related parties:

	December 31,
	2019	2018
Assets:

Trade receivables, net	$-	$13,596
Other accounts receivable and prepaid expenses	$37	$-
Operating lease right-of-use assets	$4,499	$-

Liabilities:

Trade payables	$105	$81
Other liabilities and accrued expenses	$31	$12
Operating lease liabilities - current	$816	$-
Operating lease liabilities – non-current	$4,016	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 13: -	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

f.	Transactions with related parties:

	Year ended December 31,
	2019	2018	2017

Revenues	$-	$16,369	$24,559

Expenses:

Cost of revenues	$297	$163	$201

Operating expenses:

Research and development, net	$716	$507	$371
Sales and marketing, net	$155	$212	$217
General and administrative	$177	$191	$293

Capital expenses	$12	$40	$9

NOTE 14: -	SUBSEQUENT EVENTS

1.	In February 2020, the Company’s issued, with the approval of its Board of Directors, 279,000 RSUs to certain employees and officers out of which 40,000 RSUs are subject to the approval of the shareholders. Such RSUs have vesting schedules of up to four years, commencing as of the date of grant.

2.	The ongoing coronavirus outbreak has resulted in increased travel restrictions and extended disruptions to business activities globally. Such restrictions and disruptions, and any potential future travel restrictions, quarantine requirements, government ordered shutdowns or similar actions in countries in which the Company or its customers operate could interfere with its ability to deliver products and solutions, impact potential customers’ procurement decisions, and have other additional negative impacts on the Company’s operations and business.

-------------------------------