Form 20-F
period 2020-12-31
RADCOM LTD
filed 2021-03-25
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2020, there were 13,931,456 ordinary shares outstanding, NIS 0.20 par value per share.

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
Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

We have registered with the United States Patent and Trademark Office, or USPTO, and hold the trademark “RADCOM” in the United States. All other trademarks and trade names appearing in this Annual Report are owned by their respective holders.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for network visibility and service assurance to leading communication service providers, or CSPs, and increase our sales;

●	impact of the COVID-19 pandemic on general economic conditions and on our business in the short and long terms;

●	our plans to focus our expansion efforts on tier 1 and other leading and innovative CSPs in the North American, European, and Asia-Pacific markets and our success in doing so;

●	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive network function virtualization, or NFV, deployments;

●	our expectations to maintain our technological advantage over our competitors;

●	our failure to meet any guidance we may give to the public from time to time;

●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, Rakuten Mobile, Inc., or Rakuten, and other CSPs;

●	our ability to identify, market and sell our solutions to CSPs migrating to the 5G, cloud-native virtualized network environments, Long-Term Evolution, or LTE, and Voice over Long-Term Evolution, or VoLTE, networks;

●	our ability to release and deploy newly launched product offerings;

●	the possible continued growth of our workforce, research and development operations and related expenses;

●	our expectation that the cloud-native virtualized network environments and transition to 5G networks market will gain momentum;

●	trends in our industry as a whole and their effect on us; and

●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained in this Annual Report are subject to risks and uncertainties, including those discussed under “Item 3.D—Risk Factors” and in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

i

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	REMOVED AND RESERVED.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Risks Related to Our Business and Our Industry

A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic has had numerous effects on the global economy and governmental authorities around the world have implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, economies and financial markets, and, along with decreased consumer spending, have led to an economic downturn in many markets.

As a result of the COVID-19 pandemic, as near-term measures, we have transitioned many of our employees to remote working arrangements. The transition has had little impact on our employee productivity and has not caused any interruption to our business. Due to the uncertainty of COVID-19, we will continue to assess the situation, including abiding by any government-imposed restrictions globally. The transition to remotely working of many of our personnel could have a negative impact on the execution of our business plans and operations. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in consumer privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues.

We are unable to accurately predict the impact that COVID-19 will have on our operations going forward due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. Numerous country, state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. For example, Israel, federal and state governments in the United States, the United Kingdom and Germany are continuing to impose limitations on gatherings, social distancing measures and restrictions on movement, only allowing essential businesses to remain open. Such orders or restrictions have and are continuing to result in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces globally, and as a result, may adversely affect our operations. As infections may continue to become more widespread, we could experience a severe negative impact on our business, financial condition and results of operations. Specifically, the COVID-19 pandemic may lead to a global economic downturn and could affect the rollout of 5G networks, which could lead to decreased demand across all of our services. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, the impact of COVID-19 may cause delays to all future development, marketing and sales operations due to, among others, travel restrictions.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk factors” section.

Our business is dependent on a limited number of significant customers and the loss of a significant customer could materially adversely affect our results of operations.

Our business is dependent on a limited number of significant customers. For example, our three largest customers accounted for approximately 93% of our revenue in fiscal year 2020. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

Many companies compete with us in the market for service assurance and Customer Experience Management and Service Operations Center solutions. We expect that competition will increase in the future, both with respect to solutions that we currently offer and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment with whom we partner or may partner may in the future incorporate into their products capabilities similar to ours, thus reducing the demand for our solutions. Some of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing  and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

The pace at which we grow our business depends on our current and potential customers’ internal processes and decisions regarding the transition to 5G or to fully virtualized networks and our ability to secure new customers.

The pace of transition to 5G and timeframe for reaching a mature infrastructure for 5G is dependent on CSPs’ internal decisions regarding 5G technology implementation, timing, nature of virtualization and budgeting. Such decisions may be affected by the overall pace of 5G deployment in the industry as well as by other technology trends such as the transition to fully virtualized networks. Our ability to grow our business is further dependent on our ability to secure new customers. To the extent that CSPs will not choose our solution, the pace in which we could grow of our business may be adversely affected.

The pace at which we deploy our solutions is directly affected by the pace of CSPs’ internal processes and the pace of maturation of the 5G market. To the extent that CSPs require more time to reach the decision to virtualize, decide to delay virtualization while the market develops, or elect not to deploy 5G, our sales cycles may lengthen, and the growth of our business may be adversely affected.

Disruptions to our information technology, or IT, systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation business.

We believe that an appropriate IT infrastructure is important in order to support our daily operations and the growth of our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations. Additionally, if our current business continuity plan, back-up storage arrangements and our disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially adversely affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological error. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT system to accommodate these changes. We have experienced and expect to continue to experience attempted cyberattacks of our IT networks. Although none of these attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. Furthermore, a cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers. Additionally, we have access to sensitive customer information in the ordinary course of business. If a significant data breach occurs and we lose customer information, our reputation may be materially and adversely affected, our customers’ confidence in us may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on our business and result of operations. In addition, the continued worldwide threat of terrorism and heightened security in response to such threat may cause further disruptions and create further uncertainties or may otherwise materially adversely affect our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations. A continued slowdown in our customers’ investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include, among others, 5G, Internet of Things, or IoT, 4G cellular, Triple Play networks and Voice over Long Term Evolution, or VoLTE. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their spending budgets. This trend may continue. The global telecommunications industry and various sectors within the industry are evolving rapidly and it is difficult to predict its potential growth rate or future trends in technology development.

Our future success also depends upon the increased utilization of our solutions by next-generation network operators and specifically virtualized networks, who may not adopt our technology.

During the last few years, developments in the telecommunications industry have had a material effect on our existing and/or potential customers and may continue to have such an effect in the future. Such developments include changes in general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services, regulatory changes, and changes in the plans of CSPs to shift, transform and adapt their network operations to rollout 5G networks. Over the last few years, the telecommunications industry has experienced financial pressures that have caused many in the industry to reduce investment in capital intensive projects, and in some cases, have led to restructurings. While the transformation of network operations to cloud-native virtualized networks arise out of the desire of CSPs to reduce network infrastructure expense, thus creating opportunities for us, it also creates a downward pressure on the prices of our solutions.

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

We believe that our future success will depend to a significant extent on our ability to develop and maintain long-term relationships with successful CSPs who have the financial and other resources required to invest in significant ongoing network intelligence solutions. Our business and our results of operations could be adversely affected if we are unable to develop sustainable customer relationships, or to meet customers’ expectations in providing solutions and related services.

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

Our strategy to focus most of our sales efforts on Tier 1, Greenfield Operators and other leading CSPs in the North American, European and select other markets may not be successful.

We believe that the significant share of cloud-native, software-based, virtualized networks and 5G deployment activity is expected to take place in North America, Europe, selected CSPs in Asia-Pacific and selected CSPs in developing markets such as Latin America. We have accordingly enhanced our presence and focused our sales and marketing resources in these markets. While we focus our sales and marketing resources in such selected markets, we cannot assure the selection of our solutions by tier 1, CSPs that build new networks from scratch, or Greenfield Operators, or other leading CSPs operating in such markets and therefore we may not be successful in expanding our business as we plan.

Our expectations regarding the pace of 5G rollout may not materialize.

We believe that most of the industry’s leading CSPs will rollout 5G networks which will in turn promote the adoption of cloud-native, software-based, virtualized network solutions. Our expectation is that market for our solutions will materialize and gain momentum as a result. However, our expectations may not be correct, and the actual pace of cloud-native, software-based, virtualized network transformation and/or 5G rollout may take longer than we anticipate or may not occur at all. If the demand for cloud-native, software-based, virtualized network does not continue to grow or the 5G rollout does not materialize, our business, financial condition and results of operations may suffer.

We have a history of quarterly fluctuations and unpredictability in our results of operations and expect these fluctuations to continue. This may cause our share price to fluctuate or to decline.

We have experienced, and in the future may also experience, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations including,

●	the variation in size and timing of individual purchases by our customers and the relatively long sales cycles for our solutions;

●	the request for longer payment terms from us or long-term financing of customers’ purchases from us, as well as additional conditions tied to such payment terms;

●	competitive conditions in our markets;

●	the timing of the introduction and market acceptance of new solutions or enhancements by us and by our customers, competitors and suppliers;

●	changes in the level of operating expenses relative to revenues;

●	quality problems and supply interruptions;

●	changes in global or regional economic conditions or in the telecommunications industry;

●	delays in or cancellation of projects by customers;

●	changes in the product mix;

●	the size and timing of approval of grants from the Government of Israel; and

●	foreign currency exchange rates.

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

Our revenues in any quarter generally have been, and may continue to be, derived from a relatively small number of orders with relatively high average revenues per order. Therefore, the loss of any order or a delay in closing a transaction could have a significant impact on our quarterly revenues and results of operations.

In addition, we may experience a delay in generating or recognizing revenues for several reasons, including revenue recognition accounting requirements. In many cases, we cannot recognize revenue from an order prior to customer acceptance, which may take multiple months from the commencement of the engagement and in some extreme cases may take more than twelve months. Therefore, a major part of the revenue for any fiscal quarter may be derived from a backlog of orders under delivery and may not correlate to the date of a customer’s order or the delivery date.

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

We may not be able to sustain or improve upon our recent levels of gross margin. Our gross margins may be adversely affected by numerous factors, including, increased price competition, local sales taxes which may be incurred for direct sales, increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our solutions, changes in customer, geographic, product mix in distribution channels, increases in costs such as employment costs or third-party service or component costs, losses on customer contracts; and increases in warranty costs.

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

We derive all of our revenues from the sale of solutions and related services for CSPs. As common practice in our industry, our solutions generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our solutions and decisions are subject to additional levels of internal review. As a result, the sales cycle may be longer than anticipated. The following factors, among others, affect the length of the approval process, including the time involved for our customers to determine and announce their specifications, the time required for our customers to process approvals for purchasing decisions, the technological priorities and budgets of our customers and the complexity of the solutions involved, and the need for our customers to obtain or comply with any required regulatory approvals. If customers delay project approval or extend anticipated decision-making timelines, or if continued delays result in the eventual cancellation of any sale opportunities, it may have a material adverse effect on our business, financial condition and results of operations.

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

Our non-competition agreements with our employees and consultants may not be enforceable under applicable law. If any of these employees leaves us and joins a competitor, such competitor could benefit from the expertise our former employee gained while working for us.

We generally enter into non-competition agreements with our key employees and consultants. These agreements prohibit those employees and consultants, while they work for us and for a specified length of time after they cease to work for or provide services to us, from directly competing with us or working for our competitors for a limited period. Under applicable law, we may be unable to enforce these agreements or any part thereof against our employees and consultants, including our Israeli employees and consultants. If we cannot enforce our non-competition agreements against our Israeli (or any other) employees, then we may be unable to prevent our competitors from benefiting from the expertise of these former employees, which could impair our business, results of operations and ability to capitalize on our proprietary information.

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

We incorporate open-source technology in our solutions which may expose us to liability and have a material impact on our product development and sales.

Some of our solutions utilize open-source technologies. These technologies are licensed to us under varying license structures. These licenses pose a potential risk to our solution in the event they are inappropriately integrated. If we have not, or do not in the future, properly integrate software that is subject to such licenses into our solutions or if we utilize open-source software that is subject to licensing terms that are incompatible with our use, we may be required to disclose our own source code to the public or may lose rights to our solutions. Any such requirement to disclose or grant rights in our source code or other confidential information related to our solutions could, therefore, materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

We depend on limited sources for key components and if we are unable to obtain these components when needed we may experience delays in delivering our solutions.

We currently obtain key components of our software solutions from a limited number of suppliers.  With some of our suppliers, we do not have long-term supply contracts. We may be subject to the following risks:

●	delays in delivery could interrupt and delay delivery and result in cancellations of orders;

●	suppliers could increase component prices significantly and with immediate effect;

●	we may not be able to locate alternatives for such components; and

●	suppliers could discontinue the supply or support of such components which may require us to modify our solutions, and cause delays in delivery, increased development costs and increased solution prices,

All of the above may materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our solutions and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information. We currently have three registered patents and five pending patent applications. However, these measures may not be adequate to protect our technology from third-party infringement. Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our solutions.

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

In addition, acquisitions could result in, among other things, substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, a decrease in our profit margins, and amortization of intangibles and potential impairment of goodwill.

If we implement our growth strategy by acquiring other businesses, and this disrupts our operations, our business, financial condition and results of operations could be adversely affected. As of the date of this Annual Report, we have not proceeded with such acquisitions.

Because we received grants from the IIA, we are subject to ongoing restrictions.

We have received an aggregate of $48.0 million in royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how, especially to parties outside of Israel, is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs.

Additionally, in May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009 and the revenues on which the Company must pay royalties. During 2011, we reviewed with the IIA these alleged miscalculations. We believe that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued as of December 31, 2020. However, we cannot be sure that the IIA will accept our arguments mentioned above, which, if not accepted, may result in the expenditure of financial resources.

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

Zohar Zisapel and Yehuda Zisapel beneficially own, in the aggregate, approximately 22.8% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval including the election of directors.

As of March 15, 2021, Zohar Zisapel, a member of our Board of Directors, and Yehuda Zisapel, who are brothers, may be deemed to beneficially own an aggregate of 3,219,131 ordinary shares, including options exercisable for 15,750 ordinary shares that are exercisable within 60 days of March 15, 2021, representing approximately 22.8% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Zohar Zisapel and Yehuda Zisapel have significant influence over the outcome of various actions that require shareholder approval including the election of our directors. In addition, Zohar Zisapel and Yehuda Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

We engage in transactions and may compete with companies controlled by Zohar Zisapel and Yehuda Zisapel, which may result in potential conflicts.

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

In 2020, 2019 and 2018, we incurred net losses of approximately $4 million and $6.8 million and $2.4 million respectively. We may continue to incur losses in the future or may be unable to sustain profitability, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, approximately 96% of our sales in 2020 and in 2019, and 98% of our sales in 2018 were generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

Even if we are able to successfully further expand our international operations, we may not be able to maintain or increase international market demand for our solutions. Our international operations are subject to a number of risks, including:

●	legal, language and cultural differences in the conduct of business;

●	challenges in staffing and managing foreign operations due to the limited number of qualified candidates and due to employment laws and business practices in foreign countries;

●	our inability to comply with import/export, environmental and other trade compliance and other regulations of the countries in which we do business including additional labor laws, particularly in Brazil and India, together with unexpected changes in such regulations;

●	insufficient measures to ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future;

●	our failure to adhere to laws, regulations, and contractual obligations relating to customer contracts in various countries;

●	our inability to maintain a competitive list of distributors and resellers for indirect sales;

●	economic and political instability in foreign market, including tariffs and other trade barriers;

●	wars, acts of terrorism and political unrest;

●	lack of integration of foreign operations;

●	currency fluctuations;

●	variations in effective income tax rates among countries where we conduct business;

●	potential foreign and domestic tax consequences and withholding taxes that limit the repatriation of earnings;

●	technology standards that differ from those on which our solutions are based, which could require expensive redesign and retention of personnel familiar with those standards;

●	laws and business practices favoring local competitors;

●	longer accounts receivable payment cycles and possible difficulties in collecting payments; and

●	failure to meet certification requirements.

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

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Euro, Brazilian real, or BRL and other currencies. Our financing activities are also made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today, we have not entered into any hedging transactions in order to mitigate these risks.

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

We incur expenses in different currencies, including U.S. dollars and NIS, but our financial statements are denominated in U.S. dollars. U.S. dollars is our functional currency and is the currency that represents the principal economic environment in which we operate. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. As a result, we are exposed to the risk that the NIS may appreciate relative to the dollar, or, if the NIS instead devalues relative to the dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected.

Risks Related to our Ordinary Shares

Wide fluctuations in the market price of our ordinary shares could adversely affect us and our shareholders.

Between January 1, 2020 and March 15, 2021, our ordinary shares have traded on the Nasdaq Capital Market, or the Nasdaq, as high as $11.74 and as low as $6.04 per share. As of March 15, 2021, the closing price of our ordinary shares on Nasdaq was $9.65 per share. The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the other risks identified in this “Item 3.D—Risk Factors”.

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

The trading volume of our shares is relatively low, and it may remain low in the future.

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

Risks Related to Our Location in Israel

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

Section 63(b) of the Companies Law may allow any one or more of our shareholders holding at least 5% of our voting rights to demand that we convene an extraordinary shareholders meeting. Also, in the event that we choose not to convene an extraordinary shareholders meeting pursuant to such a request, Sections 64-65 of the Companies Law provide, among others, that such shareholders may independently convene an extraordinary shareholders meeting within three months (or under court’s ruling) and require us to cover the costs, within reason, and as a result thereof, our directors might be required to repay us such costs. If our shareholders decide to exercise these rights in a way inconsistent with our management’s strategic plans, our management’s ability to run our company may be disrupted, and this process may entail significant costs to us.

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Northern Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

In addition, Israel is experiencing a level of unprecedented political instability. The Israeli government has been in a transitionary phase since December 2018, when the Israeli Parliament, or the Knesset, first resolved to dissolve itself and call for new general elections. Since then, Israel held general elections four times – in April and September of 2019 and in March of 2020 and in March of 2021. The Knesset has not passed a budget for the year 2021 and certain government ministries, which may be critical to the operation of our business, are without necessary resources and may not receive sufficient funding moving forward. In the event that the current political stalemate is not resolved during 2021, our ability to conduct our business effectively may be adversely affected.

Finally, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

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

General Risk Factors

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

Our solutions and their use may be subject to certain laws and regulations regarding privacy and data security including United States federal and state laws and European privacy laws. Generally, attention to privacy and data security requirements is increasing worldwide and is resulting in increased regulation.

Such regulations may impose significant penalties for non-compliance, such as the penalties proposed under the European data protection regulations, or GDPR, which became effective in May 2018. The GDPR further implemented through binding guidance by the European Data Protection Board (and supplemented by national laws in individual European Union member states), imposes more stringent data protection compliance requirements and provides for more significant penalties for noncompliance in Europe. The GDPR created new compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). Compliance with the GDPR is an ongoing process.

Additionally, California passed the California Consumer Privacy Act, or CCPA, which became effective on January 1, 2020. The CCPA provides new data privacy rights for consumers and new operational requirements for companies. California voters also passed the California Privacy Rights Act, or CPRA into law on November 3, 2020, which will not take substantial effect until January 1, 2023. The CPRA will significantly modify the CCPA, including adding new privacy rights and increasing regulation on online advertising. Additionally, the CCPA, eventually the CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes.

Use of our solutions could be subject to such regulations, which could significantly increase the cost of implementing our solutions and impact our ability to compete in the marketplace. Such regulations could also impose additional data security requirements which will impact the cost of developing new solutions and limit the return we can expect to achieve on past and future investments in our solutions.

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

Pursuant to rules of the U.S. Securities and Exchange Commission, or SEC, adopted pursuant to Section 404, or Section 404, of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we are required to include in our annual report a report of management on our internal control over financial reporting including an assessment by management of the effectiveness of our internal control over financial reporting. In addition, because we are an accelerated filer under the SEC rules, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that our internal control over financial reporting is not effective. Such conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, our auditors or we may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have an adverse effect on our business, financial condition and results of operations, and on investor confidence in our reported financial information.

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

We may choose to raise funds from time to time,. If adequate financing is not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

We may choose to raise funds from time to time in connection with our operations and growth strategy. We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us. Any such financings may dilute the ownership of existing shareholders and could adversely affect the market price of our ordinary shares. In addition, if adequate financing is not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

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

In the years ended December 31, 2020, 2019 and 2018, our capital expenditures were approximately $427,000, $699,000 and $662,000, respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

For more information, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that has been filed electronically with the SEC.

B.	BUSINESS OVERVIEW

Overview

We are a leading provider of 5G ready cloud-native network intelligence and service assurance solutions for CSPs. Our solutions support CSPs in their transition to virtualization and 5G networks, delivering dynamic, on-demand service assurance and network troubleshooting for real time customer and service insights.

The 5G telecommunications infrastructure introduces a new design of the network core, which is a fully cloud-native, software-based, virtualized network architecture. This new core network architecture uses building blocks, or containers, to enable a wide range of new services envisioned using 5G. The new 5G network is designed in an agile approach, which virtualizes entire classes of network functions into containers, which may dynamically create various services. The new cloud-native nature of the core network is designed to consolidate and deliver the components needed to support fully virtualized networks, utilizing standard technologies that run on high-volume services and switch and storage hardware to virtualize network functions. The fully cloud native approach is a key enabler of the coming 5G telecommunications infrastructure, which drives a major change in the way CSPs design and build their new 5G networks. Such a major change drives the need to assure that it is done safely and with the right set of tools.

We offer an advanced 5G network intelligence portfolio of solutions for large scale networks, providing operators with a smart, efficient and on-demand approach to network intelligence that meets the challenges of assuring the customer experience in the 5G era. Our solutions allow CSPs to have an in depth understanding of their customer experience, receive insights and effectively troubleshoot the network performance. RADCOM ACE, our recently launched 5G network intelligence solution, is built to ensure that the transition of CSPs’ customers to the 5G network is seamless. RADCOM ACE is explicitly designed to deliver automated, containerized 5G assurance for end-to-end network intelligence (from the radio access network, or RAN to the network core), delivering AI-driven insights for 5G network operations, which we believe to be the cornerstone to CSPs’ customer experience strategy. RADCOM ACE is comprised of our RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights.

●	RADCOM Network Insights: Provides a smart end-to-end view of the service quality and customer experience for 5G Stand Alone, or SA, and Non-Stand Alone, or NSA, enhanced by Artificial Intelligence or AI-driven insights.

●	RADCOM Service Assurance: A fully containerized assurance solution that smartly collects and correlates data via multiple sources (RADCOM Probes, Network Events, event detail records and Network Packets) for full visibility into the 5G core.

●	RADCOM Network Visibility: Provides advanced packet broker capabilities for smart traffic distribution, filtering, and load balancing across multiple clouds and domains.

We specialize in solutions for next-generation mobile and fixed networks, including 5G, Long Term Evolution, or LTE, VoLTE, Voice over Wifi , or VoWifi, IP Multimedia Subsystem, or IMS, Voice over IP, or VoIP, and Universal Mobile Telecommunication Service or UMTS..

Our solution portfolio enables CSPs that are deploying 5G networks as well as CSPs that are evaluating or migrating their 4G, 3G and 2G legacy networks to fully virtualized cloud-native networks to have one platform that covers their entire network, from 5G, 4G, and 2G, providing fully virtualized cloud-native network intelligence and service assurance.

Our solution is deployed at multiple operators (CSPs) globally, such as AT&T, Beeline, Globe, Rakuten and Telefonica and has received wide industry recognition, winning a Frost & Sullivan Product Differentiation Innovation Awards three times, winning multiple TMC Labs Innovation Awards and winning the Technology Marketing Corp. Award for NFV Innovation.

By developing and adapting our solutions to meet the industry’s most stringent requirements we have expanded our customer base to include new opportunities and markets while expanding our footprint with existing customers by supporting them in their transition to cloud-native virtualized network environments and 5G network. As new and existing customers seek to manage their existing networks while evaluating and deploying cloud-native virtualized network container-based architectures, we believe that we are well positioned with our advanced cloud-native network intelligence solutions and our growing industry track record to provide both CSPs that are deploying 5G networks and CSPs that are evaluating or migrating their 4G, 3G and 2G legacy networks to fully virtualized cloud-native networks with one complete platform to cover their entire network intelligence needs, including 5G, 4G, 3G, and 2G.

CSPs across the globe use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting edge technologies and a vast knowledge gained in our advanced work with some of the most technologically innovative CSPs in the industry. Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.

Our technological leadership was reinforced by Rakuten Mobile’s 2019 selection of our solutions as their “eyes to the network” in support of their launch of the world’s first end-to-end cloud-native virtualized network. Using our solutions, Rakuten monitors its entire network end-to-end, including the world’s first fully virtualized RAN.

During 2020, we entered into one of the industry’s first 5G network intelligence contract with Rakuten for its recently launched NSA 5G service and upcoming SA 5G service, expected to be launched during 2021.

Our solutions portfolio enables CSPs to smoothly transition their networks to cloud-native virtualized networks and 5G networks. It provides a unified, multi-functional, cloud-native and containerized portfolio of network visibility, service assurance, and network insights that seamlessly integrates into an operator’s virtualized environment. Our solution has built-in AI and Machine Learning, or ML capabilities to increase the benefits of the network intelligence solution. By deploying cloud-native network intelligence solutions with built-in AI/ML, the CSP can utilize the data already collected through our containerized probes. Our solutions further deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as 5G networks, and allow CSPs to monitor and proactively improve quality of experience for their subscribers.

The key benefits of our solutions are:

●	advanced cloud native, software-based, containerized architecture;

●	dynamic multi-functional solution for 5G network intelligence;

●	ability to correlate session information and provide an end-to-end view of the customer experience and network quality;

●	ability to derive customer experience based on monitoring the mobile user data, when such data is almost all encrypted, using ML and heuristic based approach

●	a set of tools enabling network engineers to troubleshoot network issues and drill all the way from key performance indicators, KPIs to network data;

●	AI-driven insights for real-time analysis and deciphering of encrypted traffic to enable it;

●	fully containerized end-to-end solution for network intelligence from the RAN to the core;

●	support for multiple protocols for end-to-end network coverage;

●	scalability for next-generation services;

●	improved customer retention;

●	reduced subscriber churn rates;

●	improved service availability and quality;

●	on-demand monitoring capabilities as well as increased operational efficiency and lower costs;

●	the existence of both network-wide views and drilldown to an individual subscriber level and down to each session;

●	support for the largest scale multi-market networks for over 30 years;

●	empowers operators with real-time intelligence of network performance to assure customers’ experience;

In December 2015, we were selected by AT&T for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry and since then, we have been working with AT&T, in its continuing efforts to transition to a full NFV network.

From 2016 until 2018, we improved our cloud-native virtualized network capabilities while working on one of the world’s first and biggest virtual networks. We also continued the development and enhancement of our solutions to meet the complicated needs of monitoring virtualized networks and to offer a smart mediation layer which allows us to offer a full end-to-end customer and service view which addresses CSPs’ requirements for a smart network intelligence solution, including for 5G networks.

We also launched our Network Visibility solution to allow CSPs to gain more visibility into their network. RADCOM Network Visibility offers an integrated cloud-native solution with advanced packet broker capabilities that ensure intelligent traffic distribution, smart load balancing, and intelligent sampling for full end-to-end visibility across the network. RADCOM Network Visibility helps to distribute network traffic from multiple cloud environments to service assurance probes, security tools, and other systems. During such period we increased our development efforts, focusing on enhancing automation and analytics capabilities and offering containerized solutions so as to maintain our technological leadership.

Our continued and increased investment in research and development was validated in 2019 by our new engagement with AT&T. In March 2019, we entered into a multi-year engagement with AT&T, which continued our relationship with AT&T and established the foundation for the continuing and expanding integration of our solutions into AT&T’s network.

In May 2019, we entered into a multi-year agreement with Rakuten to provide our Network Intelligence solution for Rakuten’s unique and innovative mobile network. Rakuten’s network is considered the world’s first fully virtualized, end-to-end cloud-native mobile network that adopts 5G systems architecture from launch. Rakuten chose RADCOM Network Intelligence because of its ability to monitor the entire end-to-end network, including the world’s first fully virtualized RAN.

In April 2020 we announced that we successfully supported Rakuten’s commercial launch of the world’s first fully virtualized mobile network. Our solution helped Rakuten to launch its new virtualized network and ensured the delivery of superior customer experience. Our solutions are tightly integrated across Rakuten’s distributed telecommunications cloud to assure the highest service quality is delivered to customers for voice, video, VoLTE and data services from the mobile edge up to the network core.

In August 2020, we announced the launch of RADCOM ACE. RADCOM ACE is an automated, containerized, end-to-end assurance solution for 5G networks, built based on our cloud-native expertise and designed so CSPs can manage their networks in a more dynamic and agile way. RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation.

In October 2020, we entered into a new multi-year agreement with Rakuten to provide our RADCOM ACE solution for Rakuten’s recently launched 5G NSA service and future 5G SA service launch, which is expected to be deployed during 2021, or the Rakuten 5G Agreement. We believe that the Rakuten 5G Agreement is the first 5G assurance contract in our industry and is a testimony to the significant investment in product development we have been making over the last few years as well as a market validation to our ability to monitor the entire end-to-end network, providing superior insights.

We expect to continue our investment in research and development as well as in our sales and marketing during 2021. We intend to leverage our success with industry leading customers as we seek to engage with other CSPs that are looking to manage existing networks while evaluating their transition to the cloud-native architectures and 5G network. We are targeting Tier 1, Greenfield Operators and CSPs who are deploying 5G virtualized networks as well as CSPs who are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks and are searching for a cutting-edge network intelligence solution that can cover their entire network needs.

Industry Background

Our Customers and the Market for Our Solutions

We operate in a large market that is undergoing significant transformation with significant potential for growth, which is evidenced by the evolution of the networks and transition to 5G networks all over the world. Such transition contains new technological challenges, which require a new approach in order to be solved. The customers in our market consist primarily of mobile and fixed CSPs who are responsible for providing mobile and fixed telecommunications services. Our solutions are used by multiple divisions within a CSP’s organization, including engineering, operations, marketing, management and customer care departments.

CSPs face many challenges in managing their network, from the rapid growth in mobile data traffic to complexities in managing services that are delivered across multiple vendor technologies. These challenges are intensified by the increased traffic growth and the emergence of new technologies and services, such as machine to machine, IoT and 5G. Deploying a cloud-native, virtualized network intelligence and network intelligence solution is an essential part of a CSP’s network, derived by the need to manage huge amounts of various network elements and services from multiple vendors and technologies. In addition, CSPs are facing strong competition both from other CSPs and from over-the-top (OTT) players who are offering more and more similar services. In order to fight for their customers’ satisfaction, CSPs will need to gain deeper insight into customer behavior, enabling them to tailor processes based on customer preferences.

In the initial stages, 5G is expected to deliver enhanced mobile broadband with higher data speeds (up to twenty times faster than 4G) as well as better coverage for use cases such as Fixed Wireless Access. Over time, SA 5G is expected to enable new use cases such as autonomous cars, remote control of critical infrastructure/machinery, smart-grid control, industrial automation, robotics, drone control, and remote telehealth services which will be empowered by an ultra-reliable, low latency network (up to ten times that of 4G).

While CPSs are preparing for the adoption of 5G technologies, they continue to operate their 4G, 3G and 2G networks and search for superior solutions that will enable them full end-to-end network visibility. Our solution offering is built on years of industry experience, is 5G ready and support the CSPs entire network offerings. Our solution is built to ensure that both CPSs who are deploying 5G virtualized networks and CSPs who are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks, will benefit from our cutting-edge network intelligence solution that covers their entire network visibility and service assurance needs.

With the new 5G network being fully virtualized and cloud-native, network functions will run as stateless, container-based, virtual network functions. Being fully virtualized will make CSPs more agile and faster to innovate and deliver new services. Containerization means that individual services will be updated with minimal impact on other services. This fully virtualized cloud-native design will enable CSPs to reduce costs, accelerate the introduction of new services, and deliver faster iterations to their network and services. As a result of this fully virtualized cloud-native infrastructure, CSPs are redesigning their network and core network architectures, using web-based standards to create a dynamic, open, scalable, and modular platform to deliver their 5G services while utilizing cutting edge cloud-native network intelligence technology to cover their 4G, 3G and 2G legacy networks.

The ability to assure the diverse 5G service types on a cloud-native, fully virtualized containerized platform is fundamental to the success of CSPs. 5G introduces many new interfaces, protocols, and technologies into the cloud core. As result, a dynamic, cloud-native service assurance such as ours is required to support automated, closed-loop service optimization that will enable CSPs to meet service level assurance across multiple service types as well as deliver end-to-end services that meet a unified network policy.

Our Strategy

Our objective is to be the worldwide market leader for 5G network intelligence solutions while maintaining our leadership by providing end-to-end network visibility. We believe our leadership and innovation around cloud-native fully virtualized network intelligence solutions is one of our core competencies and will be advantageous to us as these types of solutions are expected to play a key role in the deployment of 5G networks. We plan to increase our sales by leveraging our unparalleled experienced gained from implementing some of largest, most advanced virtualized network deployments to date, where we are providing complete end-to-end network visibility from the RAN to the network core.

In addition, we also offer our solutions and expertise to new and existing tier 1 and innovative CSPs worldwide, which are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks. We plan to maintain our technical advantage over competitors by further investing in enhancing the analytics and automation capabilities of our cloud-native fully virtualized solutions to meet the evolving needs of 5G networks.

Key elements of our strategy include:

●	Focusing our network and customer experience insight capabilities to enhance the business value of our solution. RADCOM Network Insights is intended to meet the need for an automated end-to-end network intelligence solution. In addition to standard reporting and dashboards, this solution offers advanced capabilities, which allow CSPs to gain real-time insights, discern trends, and develop forecasts that will allow them to improve core operations, enhance the customer experience, and improve efficiency. With our RADCOM Network Visibility solution, we provide end-to-end network visibility from virtual tapping point to network insights.

●	Targeting Tier 1, Greenfield Operators and other CSPs worldwide, who are evaluating or migrating to cloud-native, virtualized networks and to 5G networks as well as providing solutions for legacy networks. The introduction of 5G networks is expected to drive a greater transition to cloud-native network intelligence solutions. We believe that our solutions are significantly more advanced than competitors’ offerings and that we are better positioned than competitors who lack the experience deploying in virtualized environments or do not offer true cloud-native solutions that can be deployed at large scale. In order to transition to cloud-native virtualized networks and 5G networks, CSPs generally need to replace or upgrade their network intelligence solutions with software that can support both their legacy networks as well as their future cloud-native virtualized network architectures, including 5G use cases. Our solution, which monitors both legacy and next-generation networks, ensures a smooth migration and enables CSPs to future-proof their investment in a network intelligence solution. With our advanced deployment with customers such as AT&T and Rakuten, and our position as a 5G assurance leader, we believe we are well positioned to leverage our vast experience in true cloud-native and fully virtualized network intelligence in order to successfully expand our deployment base to other CSPs as we focus our sales and marketing activities on tier 1, galaxy (multi-carrier) and innovative operators and other operators seeking to monitor their legacy 4G, 3G and 2G networks while preparing for the future deployment of 5G.

●	Targeting innovative CSPs deploying fully virtualized, cloud-based networks. The introduction of new technologies and 5G network architecture allows innovative CSPs to deploy fully virtualized networks. These virtualized networks, which are the basis for 5G, require fully virtualized, containerized network intelligence and other solutions such as those in our RADCOM ACE portfolio of solutions. Building on our experience with Rakuten, the world’s first CSP to deploy a fully virtualized network, we intend to target innovative CSPs seeking to upgrade their networks or to deploy new networks in a fully virtualized environment, targeting 5G deployments. We believe that our key role in Rakuten’s innovative and unique deployment, and our work on their 5G deployment, places us at an advantage as we seek to engage with other CSPs looking to deploy similar networks.

●	Entering into multi-year contracts providing for recurring revenues. We aim to leverage our offering to CSPs through long term multi-year sales models, which will allow them to meet their system planning needs through term licensing, operational services, managed services, annual maintenance and support and software upgrade packages. Such multi-year contracts also provide us with the ability to add new capabilities over-time to ensure that the CSPs are always benefitting from our most-up to date cutting-edge software solutions.

Products and Solutions

RADCOM’s 5G solution includes RADCOM ACE and RADCOM Network Visibility working together to provide an end-to-end view of the network.

RADCOM ACE

RADCOM ACE, our 5G network intelligence solution, is an automated, containerized 5G assurance platform for end-to-end network visibility, built based on our cloud-native expertise and designed to allow CSPs to manage their networks in a more dynamic and agile way. RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation and rapidly enhancing time to market for new services and innovations. RADCOM ACE is the culmination of our significant product investment over the last few years and reinforced by customer feedback to enable a new way of monitoring 5G services that ensures a high-quality customer experience as operators transition to 5G. RADCOM ACE embeds RADCOM Service Assurance and Radcom Insights as detailed below.

RADCOM Service Assurance

RADCOM Service Assurance is a cloud-native, 5G-ready, fully containerized service assurance solution which allows CSPs to gain end-to-end network visibility and customer experience insights across all networks. RADCOM Service Assurance delivers a real-time, high performance, and automated solution that is critical in providing operators customer insights in today’s top-tier, high-capacity networks.

Our patented technology enables RADCOM Service Assurance to efficiently collect data from multiple sources (network events, event detail records and packets) and smartly correlates them into RADCOM Network Insights, driven by AI. This is the key to 5G monitoring.  RADCOM’s solution is designed to provide network intelligence from the RAN to the core. Built using a dynamic, modular, and stream-based microservices architecture, RADCOM Service Assurance can process large volumes of streaming data at lightning speed with very low latency.

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

RADCOM Service Assurance is designed to enable CSPs to succeed in their efforts to address significant technology challenges, including:

●	deployment of next-generation networks such as 5G;

●	migration to and integration of new network architectures;

●	delivery of advanced, complex services such as VoIP IMS and video quality analytics; and

●	proactive management and quality assurance for all data sessions and calls on existing and next-generation service providers’ production networks.

CSPs use RADCOM Service Assurance for a wide array of use cases, such as:

Customer and Service Assurance

●	Troubleshooting – enables CSPs to “drill down” to identify the source of specific problems, using tools ranging from call or session tracing to a full decoding of the call flow.

●	Performance monitoring – allows CSPs to analyze and optimize network component performance levels and customer experience with the goal of identifying faults before they compromise the customer’s experience.

●	Fault detection – automatic fault detection and service KPIs alert CSPs to network problems as they arise.

●	Mediation – generates call detail records needed to feed the solutions’ smart mediation layer as well as third-party operations support systems and other solutions.

Roaming and Interconnect Analysis

RADCOM Service Assurance is used by CSPs to monitor their roaming and interconnect traffic. By identifying problematic links, CSPs avoid revenue loss, detect problems with specific roaming partners, and manage interconnection KPIs.

RADCOM Network Insights

As part of RADCOM ACE, RADCOM Network Insights takes the data which has been collected and analyzed by RADCOM Service Assurance and applies cutting edge AI and ML techniques to provide automated anomaly detection and root cause analysis to rapidly resolve customer-impacting issues proactively. RADCOM Network Insights covers a wide range of use cases that provide the operator with an end-to-end understanding of the service quality and customer experience. Also, RADCOM Network Insights offers next-generation tools for network optimization and root-cause analysis, such as call tracing and in-depth packet analysis.

RADCOM Network Insights provides CSPs with real-time actionable business and marketing insights, which are customer centric while still maximizing revenue streams across the organization. These rich, actionable network insights, allows operators to fully visualize their networks and improve the service and customer experience, provide customer impact analysis, and proactively handle issues to fully understand the customer experience and offer an improved Quality of Experience, or QoE, and a reduced customer churn, which is of particular importance in transitioning to cloud-native, software-based, virtualized network environments and 5G networks.

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

RADCOM Network Visibility

RADCOM Network Visibility can be delivered together with RADCOM ACE or as a standalone solution for an integrated cloud-native solution.

RADCOM Network Visibility virtualizes the traditional network packet broker. Utilizing its advanced smart load balancing capabilities, RADCOM Network Visibility cost effectively provides operators with end-to-end network visibility for cloud-native, software-based, virtualized network environments and 5G networks. Working in unison with RADCOM Service Assurance, RADCOM Network Visibility is fully automated under the under European Telecommunications Standards Institute compliant virtualized network environments orchestration for onboarding and configuration and provides operators with on-demand capabilities, auto-scaling, and auto-healing as well as seamless upgrades.

RADCOM Network Visibility offers operators an integrated cloud-native visibility solution that ensures intelligent traffic distribution, load balancing and full end-to-end visibility across virtual networks, and provides advanced packet broker capabilities, like packet de-duplication, secure socket layer decryption and packet slicing. As a cloud-native solution, RADCOM Network Visibility has no dedicated hardware limitations and can be dynamically deployed and scaled efficiently with a cloud-native distributed approach to high scale packet brokering.

RADCOM Network Visibility enables CSPs to virtually, intelligently and efficiently:

●	manage, scale and load balance the network traffic;

●	automate and synchronize visibility and assurance, onboarding and configuration;

●	distribute traffic between probes without having to duplicate traffic and waste network resources;

●	load balance Mobility Management Entity (MME)/IMS traffic with deciphering support;

●	filter and analyze traffic with application-based routing;

●	save network and bandwidth resources by filtering traffic at the tapping point; and

●	utilize a unified and centralized management solution.

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

Sales and Marketing Organization

We sell to customers throughout the world mainly via direct channels and through agents, including through our executives and sales representatives in the United States, Europe, Israel, Brazil and Asia, but also via indirect channels (distributors).

Direct channels:

Most of our sales are made through a direct channel, whereby our customers (the end-users) enter into an agreement directly with us. During 2020, this direct channel was used mainly in North America, South America and Asia.

In North America, we operate through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market.  Our solutions are sold to end-users in North America either by RADCOM US or by us.

In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly.

In India, we operate through RADCOM India, which primarily provides customer support and development services worldwide.

Elsewhere, our solutions are primarily sold to the end-users directly by RADCOM Ltd., including through our sales representatives in Europe, Asia and Israel, and supported by local representatives and subcontractors in the local market.

Indirect channels:

In several markets we sell our solutions through independent distributors who market our solutions. We continue to search for new channels to penetrate new geographical markets and new customers, and to better serve our target markets.

Our distributors and resellers serve as our local representative in certain countries as part of our sales, marketing and support team. They help sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2020	2019	2018	2020	2019	2018
North America	20.3	14.5	22.2	54.0	43.9	65.1
Asia	15.2	14.1	7.2	40.4	42.7	21.1
Latin America	0.2	2.7	3.6	0.5	8.2	10.6
Other (including Israel)	1.9	1.7	1.1	5.1	5.2	3.2
Total revenues	37.6	33.0	34.1	100%	100%	100%

Competition

The market for our solutions is competitive, and we expect that competition will continue in the future, both with respect to solutions that we are currently offering and solutions that we are developing. Our principal competitors include NetScout, Empirix, Polystar and EXFO. In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies, as well as traditional players in the network intelligence space such as Huawei, Sandvine, Ericsson and Nokia. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do. Furthermore, the transition to cloud- virtualized network solutions could possibly open the market to new competitors or bring in competitors from adjacent markets, including network core providers. For more information, see “Item 3.D—Risk Factors— Risks Related to Our Business and Our Industry.”

We believe that we are differentiated from our competitors due to:

●	our recognized class-leading, cloud-native 5G-ready service assurance solutions;

●	our experience deploying and scaling cloud-native solutions with Tier 1 CSPs such as AT&T;

●	our experience deploying our solutions on the world’s first fully virtualized network and expansion to 5G NSA and SA;

●	our advanced technology offering a fully containerized end-to-end solution for service assurance from the RAN to the core;

●	our multi-technology correlation capabilities that can support all major technologies – 5G, 4G, LTE, IMS, VoLTE, VoIP and legacy 3G - within the same solution;

●	our cloud-native solutions provide cost-efficiency, rapid deployment times and agility in development;

●	our proven flexibility and responsiveness in a dynamic customer and technology environment; and

●	our subscription-based pricing model which allows for planning of expenses with “no surprises”.

Following our strategic deployment with AT&T, our additional deployments with other CSPs, such as Rakuten, Telefonica and Globe and our progress in engaging new customers thereafter, we believe that we are positioned to be one of the most advanced leaders in cloud-native 5G network intelligence solutions for CSPs deploying 5G networks and CSPs that are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks.

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and it is our goal to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

●	Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. On-call support is provided by our direct sales/support force as well as by our representatives, distributors, and Original Equipment Manufacturer, or OEM, partners. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We may provide our customers with a free warranty period which includes bug-fixing and a warranty on our solutions. After the initial warranty period, we offer extended warranties which can be purchased for multi-year periods. Generally, the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the solutions.

●	Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our solutions and guide our R&D roadmap.

●	Regional technical support: As the sale of a system and solutions requires a high level of technical skills, we decided to enhance our support with local experts located in our regional offices. This strategy is advantageous in terms of the time zone, culture and language. For example, through our U.S., Japan, Brazil and India offices we established local support teams responsible for first level engagements with customers (tier 1).

●	Support of our sales representatives: We provide a high level of pre- and post-sale technical support to our sales representatives in the field. We use a broad range of channels to deliver this support, including technical training, marketing material and others.

Seasonality of Our Business

Orders of our products are affected by numerous reasons, including general market and economic conditions, overall industry consolidation, the pace of adoption of new technologies, the effects of the COVID-19 pandemic and CSPs budgets and multi-year roadmap. Although this results in fluctuations in our revenues from quarter to quarter, such fluctuations are not subject to any clear seasonality or consistent seasonal patterns.

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

During 2019 and 2020, we invested in research and development in order to maintain our technological leadership and to meet the current and future needs of the world’s most advanced CSPs. We believe that the widescale rollout of 5G will bring with it a larger wave of network virtualization by CSPs. Through our research and development efforts, we believe that we are well positioned to offer state of the art technologies and capabilities to CSPs. Accordingly, we increased our investing in the development of enhanced automation, containerized deployment capabilities as well as in advanced ML based techniques to better identify network anomalies and analyze the increased network traffic that is expected following the roll-out of 5G networks. In parallel, we continued to enhance and develop both our cloud native virtualized network and 5G solutions to offer greater value and benefit to our current and potential customers.

We expect to continue this significant investment in 2021 as we develop new features and new solution offerings to meet the requirements of transition to 5G networks.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, in an aggregate amount of $48 million, calculated from our inception through 2020, which are subject to provisions of the R&D Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the R&D Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. As of December 31, 2020, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

Below is a description of our obligations in connection with the grants received from the IIA under the R&D Law:

Local Manufacturing Obligations

The terms of the grants under the R&D Law require that we manufacture the products developed with these grants in Israel (but do not restrict the sale of products that incorporate the know-how). Under the regulations promulgated under the R&D Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not objected to by the IIA within 30 days of such notice).

Know-How and Know-How Transfer Limitation

●	The R&D Law provides that the IIA is authorized to determine the ownership requirements of know-how developed under an approved research and development program and/or rights associated with such know-how including intellectual property, which is not the product that was developed under such program, or the Funded Know-How.

●	The R&D Law further provides that Funded Know-How may not be transferred to any third parties, unless certain requirements are met, as determined in each project separately.

●	Among others, the IIA may determine that certain Funded Know-How can be transferred to third parties in Israel only if such transferee company will also be subject to the same terms and conditions that were levied upon the transferor company under the R&D Law prior to the transfer of such know-how.

●	The IIA may approve the transfer of Funded Know-How from Israel to abroad, generally, in the following cases: (a) the grant recipient pays to the IIA up to 600% of the total amount of the grants and interest in consideration for such Funded Know-How ; (b) if the grant recipient receives an alternative know-how from a third party in exchange for its Funded Know-How, subject to certain requirements, among which the alternative know-how will generate higher revenues than the Funded Know-How for the company; (c) if such transfer of Funded Know-How arises in connection with certain types of cooperation in research and development activities; or (d) if such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient and the Funded Know-How is sold for a lower price than the amount of funds invested in it, in which case the payment set forth in (a) may be reduced.

●	Approval to manufacture products outside of Israel or consent to the transfer of Funded Know-How, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer Funded Know-How or manufacturing out of Israel.

●	Approval of transfer of Funded Know-How to another Israeli company may be granted only if the recipient abides by the provisions of the R&D law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

Change In Control

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

Since we commenced operations, we have received royalty-bearing grants from the IIA. As of December 31, 2020, our total contingent liability to the IIA in respect of grants received including accumulated interest and net of accumulated royalties paid was approximately $53.1 million.

In May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009. See “Item 3.D. —Risk Factors—Risks related to our Business and Our Industry”.

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

Employees

Our total headcount as of December 31, 2020 was 276 including employees and contractors. See “Item 6.D—Directors, Senior Management and Employees—Employees.”

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. Except for employees located in Brazil, none of our employees are represented by labor unions.

Although we are not a party to a collective bargaining agreement in Israel, we are subject to certain provisions of collective bargaining agreements among the General Federation of Labor in Israel, or the Histadrut, and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association), or the CBEO, that are applicable to our Israeli employees by virtue of expansion orders of the MOE, including transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. Israeli labor laws are applicable to all our employees in Israel.  These provisions and laws principally concern the length of the workday, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as “Managers Insurance” or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 15.3% and 18.7% of the employee’s base salary. Pursuant to changes to Israeli law as well as collective bargaining agreements entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase from time to time.

Our employment agreements with new employees in Israel are in accordance with Section 14 of the Israeli Severance Pay Law – 1963, or the Israeli Severance Pay Law, which provides that our contributions to severance pay fund shall cover our entire severance obligation. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve us from any further severance obligation and no additional payments shall be made by us to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as we are legally released from severance obligation to employees once the amounts have been deposited, and we have no further legal ownership on the amounts deposited.

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401(k) plan contributions, in an average amount equal to approximately 18.14% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount that varies from 3% - 11% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an amount equal to 27% of the employee’s salary.

C.	ORGANIZATIONAL STRUCTURE

Our subsidiaries are: (1) RADCOM US, which conducts the sales, marketing, and customer support of our products in North America; (2) RADCOM Investments (96) Ltd, for the purpose of making various investments, including the purchase of securities; (3) RADCOM Brazil, which conducts the sales, marketing and customer support of our products in Brazil; and (4) RADCOM India, which primarily provides, customer support and development services worldwide. The following is a list of our subsidiaries, each of which is wholly owned:

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

In 2020, we paid to affiliates of our principal shareholders aggregate annual lease and maintenance payments in the sum of approximately $707 thousand for our Tel Aviv offices. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 5,946 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholder. In 2020, our aggregate annual lease payments for such premises were approximately $123 thousand.

We also lease an aggregate of approximately 484 square feet of office space in Brazil and 5,809 square feet in India. The aggregate annual lease and maintenance payments for those premises in 2020 were approximately $6 thousand and $95 thousand.

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

Overview

We provide cloud-native, virtualized network and 5G-ready network intelligence solutions for CSPs. Our world leading, innovative solutions are well-positioned to fulfill the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on cloud-native virtualized network and non-virtual networks.

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

As we evaluate our growth prospects and manage our operations for the future, we believe that the deployments of 5G by leading CSPs will drive our growth.

We followed the below sales strategy in 2020 in order to expand our sales pipeline and revenues:

●	We focused on leveraging our implementations with AT&T, Rakuten and other customers to expand our value proposition to additional carriers;

●	We expanded our business with our key existing customers;

●	We continued our investment in our sales and marketing resources and have expanded our reach through the engagement of local representatives;

●	We invested in marketing campaigns globally to enhance our market positioning and open new opportunities;

●	We increased our investment in research and development to maintain our recognized technological leadership in cloud-based, 5G solutions, to meet the requirements of our customers, and to develop new product offerings and capabilities;

●	We invested in our professional services team and resources to meet our customers’ deployment, customization and support requirements and to allow us to successfully deliver multiple proof of concept demonstrations to potential new customers; and

●	We pursued strategic partnerships, including OEM partnerships, and teaming agreements.

In 2020, we continued expanding the capability and solution offerings of our portfolio. We launched a new product – RADCOM ACE – which is fully 5G ready to support our customers’ and prospects’ transition to 5G. Our leadership in automated network intelligence solutions has contributed to our 2020 results, by expanding business with our existing customers and opening new opportunities in new markets and by securing the industry’s first 5G SA agreement with Rakuten.

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

Summary of Our Financial Performance for the Fiscal Year Ended 2020 Compared to the Fiscal Year Ended 2019

For the year ended December 31, 2020, our revenues were approximately $37.6 million, compared to approximately $33.0 million in 2019, reflecting an increase of approximately 13.8%. We used approximately $0.05 million in cash from operating activities during 2020, compared to approximately $6.8 million provided in 2019. Our net loss for the year ended December 31, 2020 was approximately $4 million, compared to a net loss of approximately $6.8 million in 2019.

As of December 31, 2020, our cash and cash equivalents and short-term bank deposits totaled approximately $69.0 million, compared with cash and cash equivalents of approximately $69.3 million as of December 31, 2019.

Our 2020 and 2019 net losses include non-cash expenses due to share-based compensation of approximately $2.2 million.

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

A.	OPERATING RESULTS

Results for the Year Ended December 31, 2020, compared to Year Ended December 31, 2019

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2020	2019
Revenues	100%	100%
Cost of revenues	28.6	30.0
Gross profit	71.4	70.0
Operating expenses:
Research and development	51.1	56.3
Less royalty-bearing participation	3.6	5.6
Research and development, net	47.5	50.7
Sales and marketing	25.9	31.9
General and administrative	10.2	11.1
Total operating expenses	83.6	93.7
Operating loss	(12.2)	(23.7)
Financial income, net	2.2	3.5
Loss before taxes on income	(10.0)	(20.2)
Taxes on income	(0.6)	(0.5)
Net loss	(10.6)	(20.7)

Revenues

	Year Ended December 31, (in millions of U.S. dollars)
	2020	2019
Products	17.8	16.4
Services	19.8	16.3
Projects	-	0.3
Total Revenues	37.6	33.0

Revenues.  In 2020, our revenues increased by approximately $4.6 million, or approximately 13.8% compared to 2019 due to an increase of approximately $3.5 million and $1.4 million in revenues from services and products, respectively, offset by a decrease of approximately $0.3 million in revenues from projects. The increase in products and services revenues relates mainly to increase in revenues in North America and in Asia, offset by a decrease in revenues in Latin America. The decrease in projects revenues relates to the completion of the AT&T initial project implementation in the first quarter of 2019.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2020	2019	2020	2019
North America	20.3	14.5	54.0	43.9
Asia	15.2	14.1	40.4	42.7
Latin America	0.2	2.7	0.5	8.2
EMEA (including Israel)	1.9	1.7	5.1	5.2
Total revenues	37.6	33.0	100%	100%

In 2020, our three largest customers amounted to approximately 93% of our total consolidated revenues. In 2019 our three largest customers amounted to approximately 83% our total consolidated revenues.

Cost of Revenues and Gross Profit

	Year Ended December 31, (in millions of U.S. dollars)
	2020	2019
Products	5.4	4.8
Services	5.4	5.0
Projects	-	0.1
Total cost of revenues	10.8	9.9
Gross profit	26.8	23.1

Cost of Revenues.  During 2020, our gross profit as a percentage of revenues, calculated to include variable costs such as salaries and related expenses was approximately 71.4% compared to approximately 70% in 2019. The increase in the gross profit as a percentage of revenue reflects a larger relative increase in our revenues as compared to the increase in our cost of revenues.

Our cost of revenues for 2020 includes an expense of approximately $106 thousand for share-based compensation, as compared to approximately $204 thousand for share-based compensation in 2019.

The following table provides the operating costs and expenses of the Company in 2020 and 2019 as well as the percentage change of such expenses in 2020 as compared to 2019.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2020	2019	2020 vs 2019
Research and development	19.2	18.5	3.8
Less royalty-bearing participation	1.3	1.8	(27.8)
Research and development, net	17.9	16.7	7.2
Sales and marketing	9.7	10.5	(7.6)
General and administrative	3.8	3.7	2.7
Total operating expenses	31.4	30.9	1.6

Research and Development Expenses. Research and development expenses, gross, increased from approximately $18.5 million in 2019 to approximately $19.2 million in 2020. As a percentage of total revenues, research and development expenses, gross, decreased from approximately 56.3% in 2019 to approximately 51.1% in 2020. The increase in our gross research and development expenses is attributable mostly to the increase in sub-contractors and related expenses, partially offset by decrease in overhead due to the COVID-19 pandemic. As of December 31, 2020, our total research and development headcount, including contractors, was 144, compared to 150 employees and contractors as of December 31, 2019. Our research and development costs included an expense of approximately $879 thousand for share-based compensation in 2020, as compared to approximately $729 thousand for share-based compensation in 2019.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses.  Sales and marketing expenses decreased from approximately $10.5 million in 2019 to approximately $9.7 million in 2020. The decrease in our sales and marketing expenses is mainly related to decrease in travel expenses due to the COVID-19 pandemic. As a percentage of total revenues, sales and marketing expenses decreased from 31.9% in 2019 to 25.8% in 2019. Our sales and marketing expenses included an expense of approximately $536 thousand for share-based compensation in 2020, as compared to approximately $638 thousand for share-based compensation in 2019.

General and Administrative Expenses.  General and administrative expenses increased from approximately $3.7 million in 2020 to approximately $3.8 million in 2020. The increase in our general and administrative expenses is mainly attributed to an increase in insurances and professional fees. As a percentage of total revenues, general and administrative expenses decreased from 11.1% in 2019 to 10.2% in 2020. Our general and administrative expenses included approximately $648 thousand for share-based compensation in 2020, as compared to approximately $657 thousand for share-based compensation in 2019.

Financial Income, Net. In 2020, the financial income, net, was approximately $0.8 million, as compared to financial income, net, of approximately $1.2 million in 2019. The decrease in our financial income, net is related to a negative impact of currency exchange rates and decrease in interest income from short-term bank deposits.

Taxes on Income. In 2020, we recorded tax expenses of approximately $220 thousand, as compared to tax expenses of approximately $169 thousand in 2019. Tax expenses are comprised from tax expenses of RADCOM India and RADCOM US as well as withholding taxes that were deducted by our customers.

Comparison of Financial Data for Year Ended December 31, 2019 compared with Year Ended December 31, 2018

For a discussion of the financial data for the year ended December 31, 2019 compared with the year ended December 31, 2018, see “Item 5.A. —Operating and Financial Review and Prospects-Operating Results” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense. Based on our budget for 2021, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $630 thousand per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2019, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $35.1 million and an additional $1 million of capital loss as of December 31, 2020. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E — Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $13.8 million on December 31, 2020, for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds from our private and public offerings, proceeds from the exercise of options and warrants and royalty-bearing participation from the IIA and others. Cash and cash equivalents and short-term bank deposits on December 31, 2020, and 2019, were approximately $69 and $69.3 million, respectively.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2021. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash Provided by (Used in) Operating Activities. Net cash used in operating activities was approximately $50 thousand in 2020 compared to net cash provided by operating activities of approximately $6.8 million in 2019.

The negative net cash flow in 2020 was primarily due to net loss of approximately $4 million, an increase in trade receivables of approximately $1.7 million, a decrease in trade payables of approximately $0.8 million, a decrease in accrued interest on short-term bank deposits of approximately $0.4 million and a decrease in operating lease right-of-use assets and liabilities, net and effect of exchange rate differences of approximately $0.3 million. This was partially offset by an increase in deferred revenue and advances from customers of approximately $2.3 million, share-based and restricted share compensation expenses of approximately $2.2 million, a decrease in inventories of approximately $0.8 million, depreciation of approximately $0.7 million, an increase in other liabilities and accrued expenses of approximately $0.5 million and an increase in employees and payroll accruals of approximately $0.3 million and

The positive net cash flow in 2019 was primarily due to a decrease in trade receivables of approximately $9.3 million, an increase in other liabilities and accrued expenses of approximately $2.7 million, share-based and restricted share compensation expenses of approximately $2.2 million, an increase in trade payable of approximately $1.0 million, decrease in operating lease right-of-use assets and liabilities, net and effect of exchange rate differences of approximately $0.4 million, depreciation of approximately $0.8 million, an increase in deferred revenue and advances from customers of approximately $0.6 million and an increase in the employees and payroll accruals of approximately $0.7 million. This was partially offset by net loss of approximately $6.8 million, an increase in other accounts receivable and prepaid expenses of approximately $1.8 million, an increase in accrued interest on short-term bank deposits of approximately $1.2 million and an increase in inventories of approximately $1.1 million.

The trade receivables and days of sales outstanding are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2020 increased to approximately $12.4 million from approximately $11.0 million in 2019.

The decrease in inventories in 2020 was mainly due to the decrease in inventory delivered to customers for which revenue criteria have not been met and recognized.

Net Cash Provided by (Used in) Investing Activities.  Our investing activities generally consist of the purchase of equipment and investment in short-term bank deposits. Net cash provided by investing activities in 2020 was approximately $7.6 million, compared to net cash used in investing activities in 2019 of $62.6 million. In 2020, we received approximately $63.1 million from the maturity of a short-term bank deposit, invested approximately $55.1 million in a short-term bank deposits and invested approximately $0.4 million for the purchase of equipment. In 2019 we invested approximately $61.9 million in a short-term bank deposit and invested approximately $0.7 million for the purchase of equipment.

Net Cash provided by (Used in) Financing Activities. In 2020 there were no net cash provided by or used in financing activities. In 2019, net cash provided by financing activities was approximately $16 thousand from the exercise of options.

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

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the R&D Law. We recorded such grants from the IIA in the total amount of approximately $1.3 million in 2020, $1.8 million in 2019 and $1.6 million in 2018. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants. In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2020, 2019 and 2018 were approximately $1.1 million, $990 thousand, and $922 thousand, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2020 were approximately $48.0 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2020, the accumulated interest was approximately $21.9 million, the accumulated royalties paid to the IIA were approximately $16.8 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $53.1 million. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

In April 2012 and in April 2014, the MOE approved our application for funding to help set up our Indian subsidiary and China office respectively as part of a designated grant plan for the purpose of setting up and establishing a marketing agency in India and China. The grant is intended to cover up to 50% of the costs of the office establishment, logistics, expenses and hiring of employees and consultants in India and China, based on the approved budget for the plan for a period of three years. The total marketing grants received by the Company from the MOE during the years 2012 to 2017 were in the amount of $668 thousand. No further grants are expected to be received from such plans.

We are obligated to pay to the MOE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. During 2018, the Company paid an aggregate amount of $9 thousands of royalties to the MOE. No royalties were required to be paid during 2020. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2020, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $395 thousand. For additional information, see “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

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

The main performance obligations would generally include:

License for our software solutions (which may include significant customization), professional services, managed services, service type warranty and post-contract customer support, each of which are distinct.

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

Our selling price is highly variable. Each contract is different by its scope and price. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The standalone selling prices of software licenses are typically estimated using the residual approach. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis or on a cost basis. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

e)	Recognize revenue when a performance obligation is satisfied:

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Products. Revenues from sales of software solutions which include customer acceptance or software licenses only are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered.

Services. Revenues related to managed services, service type warranty and post-contract customer support are recognized over time on a straight-line basis.

Projects. Revenues from the software solutions which include software license with significant customization are usually recognized over time during the customization period based on Person Months, or PM, incurred to date in ratio to total estimated PM which represent an input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

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

Other than a grant of 35,100 options to purchase our ordinary shares granted to our director, Zohar Zisapel, no other options to purchase our ordinary shares (other than RSUs) were granted by us during the years ended December 31, 2020, 2019 and 2018.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See “Item 4.B—Information on the Company—Business Overview—Research and Development,” “Item 4.B—Information on the Company—Business Overview—Proprietary Rights”, and “Item 5—Operating and Financial Review and Prospects—Research and Development” and “Item 5.A—Operating and Financial Review and Prospects—Operating Results”.

D.	TREND INFORMATION

During 2020, we saw initial deployment of 5G SA by CPSs. According to industry research we expect that the number of 5G SA deployments will grow during 2021, although the pace of such growth is still unknown. CSPs are continuing to invest in 5G networks and more devices have become commercially available despite the global COVID-19 pandemic and economic disruption. We saw the mobile industry continuing to allocate 5G spectrum and the investment in 5G SA networks in both trials and live deployments.

The COVID-19 global pandemic has not had a significant impact on our operations during the year ended on December 31, 2020. Although there is still uncertainty as to the global effects of the COVID-19 pandemic, which could affect our future sales cycles, based on our current visibility we believe that telecom market will continue to remain resilient and that the COVID-19 pandemic will not have a material impact on the rollout of 5G. During 2020, our top priority has been the health and welfare of our employees, customers and vendors. We efficiently implemented secure work-from-home arrangements for all employees, allowing them to continue our product development activities and to support our customers and sales processes without interruption. We continued and will continue to follow local and regional guidelines regarding safe distancing and stay-at-home policies.

For more information regarding the possible impact of COVID-19 on our results of operations, see Item “Item 3.D—Risk Factors — Risks Related to Our Business and Our Industry — A regional or global health pandemic, including COVID-19, could severely affect our business, results of operations and financial condition due to impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.”

5G networks and services are much more complex and dynamic than traditional networks. They use cloud-native technologies such as containers and microservices to enable automation and simplification and to reduce operating costs. These technological advancements may result in potential increased interest by CSPs in our solutions.

We consider customer experience as another driver for CSPs to invest in solutions that enable to them to better monitor and proactively offer resolution and upgrade of quality of service.

As services become more technologically complex and their volumes increase, service quality becomes an issue that must be addressed to allow for end-to-end visibility across the different network areas. Our automated network intelligence solutions address this need by providing end-to-end network visibility from RAN to core, enabling CSPs to monitor their networks end-to-end as they start and progress with 5G deployments.

E.	OFF–BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2020, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
		(in thousands of U.S. dollars)
Operating lease obligations, including imputed interest (1)	$3,263	$1,094	$1,516	$351	$302
Open purchase orders (2)	1,682	1,682	-	-	-
Other long-term commitments (3)	659	-	-	-	-
Total	$5,604	$2,776	$1,516	$222	$431

(1)	Represents operating lease costs, consisting of leases for facilities and vehicles. Includes options to extend part of the lease agreements for an additional 2 years and up to 5 years.

(2)	We purchase components from a variety of suppliers and vendors, in connection with the development and sales of our products.

(3)	In addition to the obligations noted above, we have potential liability for severance pay for Israeli employees, which is calculated pursuant to Israeli Severance Pay Law, based on the most recent monthly salary of the employees multiplied by the number of years of employment as of the balance sheet date. After completing one full year of employment, our Israeli employees are entitled to one month’s salary for each year of employment or a portion thereof. Our obligation for accrued severance pay under the Israeli Severance Pay Law as of December 31, 2020, was approximately $4.5 million, of which approximately $3.8 million was funded through deposits in severance pay funds, leaving a net obligation of approximately $0.7 million. The timing of payment of this liability is dependent on timing of the departure of the employees and whether they leave of their own will or are dismissed.

In addition, we are required to pay royalties of 3% and 5% of the revenues derived from products incorporating know-how developed from research and development grants from the IIA and BIRD Foundation, respectively. As of December 31, 2020, our contingent liability to the IIA in respect of grants received was approximately $53.1 million, and our contingent liability to the BIRD Foundation in respect of funding received was approximately $395 thousand. If we do not generate revenues from products incorporating know-how developed within the framework of these programs, we will not be obligated to pay royalties under these programs.

For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority”, and “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

We are also obligated to pay to the MOE royalties of 3% on the increased sales in the target market derived in India and China, with respect to the year during which the grant was approved (2012 and 2014, respectively), over a period of five years but not more than the total linked amount of the grant received by us. The total marketing grants that the Company has received from the MOE as of December 31, 2020 were approximately $668 thousand. No further grants are expected to be received from such plans.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	67	Executive Chairman of our Board of Directors
Matty Karp (1)(4)(5)	71	Director
Mirella Kuvent (1)(2)(4)	60	Director
Oren Most (1)(3)(4)(5)	70	Director
Yaron Ravkaie	52	Director
Rami Schwartz (1)(5)	63	Director
Zohar Zisapel	72	Director
Eyal Harari	44	Chief Executive Officer
Amir Hai	55	Chief Financial Officer
Hilik Itman	49	Chief Operating Officer
Rami Amit	55	Chief Technology Officer and Head of Product

(1)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(2)	Chairman of Audit Committee.

(3)	Chairman of Compensation Committee.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as the Executive Chairman of our Board of Directors in September 2015. In addition, Ms. Bennun has served as a consultant to the Company’s management since January 2012. Ms. Bennun has also served as a director of Electreon Wireless (TASE:ELWS) since March 2021. Ms. Bennun has over 25 years of professional experience in hi-tech companies. Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq: ARLC) in 1988, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning, and served as CEO, CFO, and director, leading the company to its initial public offering on Nasdaq in 1994. Ms. Bennun also co-founded ArelNet Ltd. (formerly TASE: ARNT), a pioneer in the field of Voice over IP, and served as CEO and as a director, leading the company to its initial public offering on TASE and until its acquisition by Airspan Network Inc. Ms. Bennun has also served as CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

Mr. Matty Karp has served as a director since December 2009. From 1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early-stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (Nasdaq and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Elta Ltd.; Galileo Technology, which was acquired by Marvell Technology Group (Nasdaq: MRVL); Accord Networks which was acquired by Polycom (Nasdaq: PLCM); Saifun Semiconductors, which merged with Spansion, and El Al Israel Airlines (TASE: ELAL). Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

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

Mr. Oren Most has served as a director since July 2019. Mr. Most is the founder and former president of Golan Telecom, Ltd., an Israeli cellular operator. Mr. Most has also served in executive positions with several private and public companies including as President and Chief Executive Officer of Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) and as Founder and Deputy Chief Executive Officer of Cellcom (Israel) Ltd. Mr. Most has also served as director for several public and private corporations. Mr. Most holds a B.A. in Sociology & Anthropology, Film & Television from the Tel Aviv University and an M.B.A. from New York University.

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

Mr. Eyal Harari, our Chief Executive Officer, joined us in November 2000 as a software R&D group manager and was appointed to his current position effective January 1, 2020, having previously served as Chief Executive Officer of RADCOM US and as our Chief Operating Officer. Before joining RADCOM, Mr. Harari served in the Communication, Computers & Electronics Corps of the Israel Defense Forces, managing large-scale software projects. Mr. Harari received a B.A. in Computer Science from the Open University of Tel Aviv and holds an M.B.A. from Tel-Aviv University and an LL.M. in Business Law from Bar Ilan University.

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

B.	COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Hilik Itman, VP R&D	2020	247,771	108,181	301,339	65,000	722,290
Eyal Harari, CEO	2020	300,000	140,674	238,516	38,416	717,606
Rami Amit, CTO and Head of Product	2020	254,724	100,052	186,188	64,000	604,963
Amir Hai, CFO	2020	164,573	35,899	64,188	59,697	324,357
Rachel (Heli) Bennun, Executive Chairman of our Board of Directors	2020	87,602	-	123,286	24,529	235,417

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2020. The grants awarded during 2020 and 2019 were for a vesting term of up to 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

The bonus paid to our CEO is based on a formula which takes into consideration independent measurable and non-measurable components and which was approved by Board of Directors in accordance with the Compensation Policy and the CEO’s amended terms of employment approved by general meeting of our shareholders on July 9, 2020.

The bonus and commission payments made to our other officers are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our Compensation Policy, as approved by our shareholders from time to time and most recently on July 11, 2019.

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2020, was approximately $1,824 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $0.2 million that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2020, our office holders, as such term is defined in the Israeli Companies Law, 1999, or Office Holders, who are not directors, received, in the aggregate, 115,000 restricted share units, or RSUs, under our 2013 Share Option Plan, or the 2013 Plan. The RSUs have a vesting schedule of four years over equal annual installments commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2020, our current directors and officers, as a group, held options to purchase an aggregate of 193,102 ordinary shares of the Company and 269,161 RSUs that were granted under our 2013 Plan. The directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation currently paid to our independent directors as approved by a resolution of our shareholders in the annual general meeting held on July 9, 2020 (other than to our Executive Chairman, as of September 10, 2015) is an annual fee of NIS 52,000 (currently equivalent to approximately $15,672) and a per meeting attendance fee of NIS 2,000 (currently equivalent to approximately $603). In addition, upon his or her election or re-election, each of our non-executive directors received a grant of 11,000 RSU or the equivalent in options to purchase ordinary shares, vesting over a period of three years.

Share Option Plans

On April 3, 2013, our Board of Directors adopted the 2013 Plan. The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. As of March 15, 2020, we have granted 1,273,902 options and 1,447,948 RSUs under the 2013 Plan. In addition, we granted 25,000 RSUs to our CEO in February 2021, which are pending shareholders’ approval. Options and RSUs granted under our 2013 Plan generally vest over a period of between one and four years, with expiration term for options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The 2013 Plan is administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the 2013 Plan, including determining who will receive an option award and the terms and conditions of the option awards. On October 30, 2016, the Company’s Board of Directors resolved to increase the number of outstanding shares reserved under the 2013 Plan to 2,450,000.

The Company measures the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $2.2 million for share-based compensation plans during 2020. During 2020, we granted 340,000 RSUs and 35,100 options, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(n) and 11(c) of the Notes to the Consolidated Financial Statements for further information.

As of March 15, 2021, there were 305,651 outstanding options to purchase ordinary shares and 723,240 unvested RSUs under our 2013 Plan.

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

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), and our non-executive directors, Matty Karp, Mirella Kuvent, Oren Most, Yaron Ravkaie, Rami Schwartz, and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  All of our directors were elected in by our shareholders in our annual general meeting. The terms of office of Mr. Zisapel, Mr. Ravkaie and Ms. Kuvent will expire on our 2023 annual general meeting. The terms of office of Ms. Bennun and Mr. Karp will expire on our 2022 annual general meeting. The terms of office of Mr. Schwartz and Mr. Most will expire on our 2021 annual general meeting. None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

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

On July 31, 2019, our Board adopted the Exemption. As a result of the adoption of the Exemption, the terms of office of any External Directors serving at the time of such adoption were shortened to the earlier to occur of the remainder of their three-year term as External Director or the term ending on the second annual general meeting following the adoption of the Exemption. As a result, the terms of office of Mr. Schwartz and Mr. Most were shortened.

Audit Committee

The current members of our Audit Committee are Matty Karp, Mirella Kuvent, and Oren Most. Ms. Kuvent is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is independent within the meaning of the Nasdaq Listing Rules. Our Board of Directors has also determined that Oren Most is an “Audit Committee Financial Expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and that he has the requisite experience under Nasdaq Listing Rules.

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

Under the Companies Law and the Nasdaq Listing Rules, our Audit Committee is responsible for, among others (i) determining whether there are deficiencies in the business management practices of our Company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an Office Holder has a personal interest) and whether such transaction should be deemed as material or extraordinary, (iii) where the Board approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (iv) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board or shareholders, depending on which of them is considering the appointment of our auditor, and (vi) establishing procedures for the handling of employee complaints as to the management of our business and the protection to be provided to such employees. In compliance with regulations promulgated under the Israeli Companies Law, our Audit Committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval.

Compensation Committee

The current members of our Compensation Committee are Matty Karp, Oren Most and Rami Schwartz. Mr. Most is the Chairman of the Compensation Committee. Our Board of Directors has determined that each of the members of our Compensation Committee is independent within the meaning of the Nasdaq Listing Rules.

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

The Israeli Companies Law provides that our compensation policy must serve as the basis for the decisions concerning the financial terms of employment or engagement of Office Holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be approved (or reapproved) not longer than every three years, and relate to certain factors, including advancement of the company’s objective, business plan and its long-term strategy and creation of appropriate incentives for Office Holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

Nominating Committee

Our Board of Directors does not currently have a nominating committee. However, independent directors do retain oversight over director nominations, and in accordance with the requirements of the Nasdaq Listing Rules, our director nominees will either be selected for or recommended to the Board of Directors by a majority of the independent directors of the Board of Directors.

D.	EMPLOYEES

Our total headcount as of December 31, 2020 was 276, compared to 282 in 2019 and 233 in 2018, including full-time and part-time employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	99	34	3	12	148
India	16	27	-	2	45
United States	-	22	-	3	25
Brazil	-	7	-	1	8
Other	29	21	-	-	50
Total	144	111	3	18	276

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. Except for employees located in Brazil, none of our employees are represented by labor unions.

For more information, see “Item 4.B—Information on the Company—Business Overview—Employees.”

E.	SHARE OWNERSHIP

For information regarding the share ownership of directors and officers, see Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders.” For information as to our equity incentive plan, see Item 6.B. “Director, Senior Management and Employees—B. Compensation—Share Option Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2021, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 15, 2021, and restricted share units, or RSUs, that shall vest within 60 days of March 15, 2021, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 14,089,966 ordinary shares outstanding as of March 15, 2021.

The information presented below is based on information provided to us by the directors, officers, and shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Except for Mr. Zohar Zisapel, none of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of March 15, 2021, our ordinary shares had a total of 16 holders of record, of which 9 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
Zohar Zisapel	2,890,082	(3)	20.5%
Yelin Lapidot Holdings Management Ltd.	1,629,243	(4)	11.6%

Directors and Officers, except for Zohar Zisapel
Rachel (Heli) Bennun	*		*
Matty Karp	*		*
Mirella Kuvent	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
Rami Schwartz	*		*
Eyal Harari	*		*
Amir Hai	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group, except for Zohar Zisapel (10 persons)	286,722	(5)	2.0%

*	less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 15, 2021.

(2)	The percentage of outstanding ordinary shares is based on 14,089,966 ordinary shares outstanding as of March 15, 2021. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 15, 2021. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)

Includes (i) 2,332,185 ordinary shares held by Mr. Zohar Zisapel, (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, and (iv) 15,750 ordinary shares issuable upon exercise of options, currently exercisable or exercisable within 60 days of March 15, 2021. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel, may be deemed the beneficial owner of 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun, holds 15,328 ordinary shares, 18,000 ordinary shares issuable upon exercise of options, currently exercisable or exercisable within 60 days of March 15, 2021, and 1,832 RSUs which shall vest within 60 days of March 15, 2021. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)	Based on a Schedule 13G/A filed with the SEC on February 2, 2021. Includes 781,250 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and 847,993 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd, each of which a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (each a “Yelin Lapidot Holder”). Each of Dov Yelin and Yair Lapidot owns 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot Holdings Ltd. The address of each of the Yelin Lapidot Holders and each of Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. Each of the Yelin Lapidot Holders and Messrs. Yelin and Lapidot and is a resident of Israel.

(5)

Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of March 15, 2020 and have, therefore, not been separately disclosed. The number of shares is comprised of 131,838 ordinary shares, 150,002 ordinary shares issuable upon exercise of options exercisable within 60 days of March 15, 2021, and 4,882 RSU that will vest within 60 days of March 15, 2021.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the increase in the percentage of ownership held by Raging Capital Management, LLC above 5% as of 2018 and the decrease in the percentage of ownership under 5% as of 2020.

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

Mr. Yehuda Zisapel (brother of Mr. Zohar Zisapel) serves also as director in additional companies, including: RADWARE Ltd., Bynet Data Communications Ltd., Bynet Electronics Ltd., Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Ab-Net Communications Ltd., BYNET Software Systems Ltd., Internet Binat Ltd., SecurityDam Ltd., Binat Business Ltd. and several other private holdings, real estate and medical devices companies. The above list does not constitute a complete list of Mr. Yehuda Zisapel’s holdings.

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

Supplier and Service Provider Arrangements

We purchase certain personnel, administrative, Dev-Ops, Research and Development and IT products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.

Members of the RAD-BYNET group may provide to us, for which we pay on market terms and rates. The aggregate amount of such purchases was approximately $49 thousand in 2020.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Mr. Yehuda Zisapel and his wife, Ms. Nava Zisapel, and Mr. Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amount of lease and maintenance payments was approximately $831 thousand in 2020.

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

Matrix IT Ltd.

Mr. Amir Hai, our Chief Financial Officer, is a member of the board and Chairman of the Audit Committee of Matrix IT Ltd., or Matrix., an Israeli technology company offering a broad array of project and technology services. Among other things, Matrix is a certified distributor of the Red Hat OpenStack platform. The Company, from time to time, has entered and expects to continue to enter into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of the Red Hat OpenStack platform. The terms of the transactions in which we have entered and are currently engaged with Matrix and/or its affiliates are believed to be no less favorable to us than terms that might be available to us from unrelated third parties. All future transactions and arrangements (or modifications of existing ones) with Matrix or its affiliated companies will require approval by our Board of Directors and, in certain circumstances, approval of our Audit Committee and shareholders in accordance with the Israeli Companies Law. In 2020, we purchased products and services from Matrix and its affiliates as a related party in the amount of approximately $67 thousand.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2020 and 2019, the amount of our export sales was approximately $36.1 million and $31.6 million respectively, which represented 96% of our total sales.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2020.

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

On March 29, 2019, we entered into a series of agreements with AT&T relating to the sale of our solutions and services to AT&T. The AT&T agreements include:

●	Software and Professional Services Agreement, or the AT&T SPSA – a three-year framework agreement with two additional one-year options which establishes general terms and conditions for the delivery of products and services. Such terms include, among others, terms relating to ordering procedures; AT&T site, privacy, and security requirements; terms related to the licensing of intellectual property to AT&T; change in control provisions permitting AT&T’s termination of the agreement under certain circumstances; intellectual property infringement indemnity; insurance requirements; and limitations of liability. The SPSA provides the structure pursuant to which the parties may enter into supplemental agreements for purposes of effectuating specific orders. With regard to such orders, the terms of any supplemental agreements take precedence over the terms of the SPSA.

●	Supplement Agreement, or the AT&T Supplement Agreement – a three-year agreement with two additional one-year options governing the sale of our solutions and related professional services to AT&T. The Supplement Agreement provides the detailed technical scope for our solutions and the prices applicable to such solutions. Pursuant to the Supplement Agreement, AT&T has committed to issue certain orders related to the continuing enhancement of existing solutions for the first two years of the agreement and to the expansion of license use rights during the first year of the agreement and retains options to issue certain additional orders over the three-year term of the agreement.

●	Supplemental Support & Maintenance Agreement – a three-year agreement for our performance of support and maintenance services for our solutions deployed on AT&T’s network. This agreement defines the technical aspects of support including error severity levels, response times, and method of interface, as well as the annual fee for such services.

Additionally, we have entered and from time to time may enter into additional SOWs with AT&T providing for additional products and or services complementary to the services provided under AT&T SPSA and AT&T Supplement Agreement.

We entered into a series of agreements with Rakuten relating to the sale of our solutions and services to Rakuten. The Rakuten Agreements include:

●	Master Software and Professional Services Agreement, or MSPSA – a multi-year framework agreement effective May 21, 2019, establishing general terms and conditions for the delivery of software and services. Such terms include, among others, terms relating to ordering procedures, intellectual property, confidentiality, indemnity, and limitations of liability. The MSPSA provides the structure pursuant to which the parties may enter into additional statements of work, or SOWs, for purposes of effectuating specific orders. The SOWs establish the scope of services, technical specifications, and certain other terms with regard to each particular order. The terms of any SOWs take precedence over the terms of the MSPSA.

●	Rakuten Managed Services Agreement, or the Rakuten Managed Services Agreement – a multi-year agreement effective May 22, 2019, governing the delivery of our solution and services as a managed service to Rakuten and providing the detailed technical scope for the managed services and the prices applicable to such services. Rakuten Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods.

●	Rakuten 5G NSA/SA Managed Services Agreement, or the Rakuten 5G NSA/SA Managed Services Agreement – a multi-year agreement effective as of August 31, 2020, governing the delivery of our solution and services as a managed service to Rakuten’s 5G NSA and SA network, providing the detailed technical scope for the managed services and the prices applicable to such services. the Rakuten 5G NSA/SA Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods.

Additionally, we have entered and from time to time may enter into additional SOWs with Rakuten providing for additional products and or services complementary to the services provided under Rakuten Managed Services Agreement and the Rakuten 5G NSA/SA Managed Services Agreement.

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

General Corporate Tax Structure

Starting 2018 and thereafter, the taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%.

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

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2020.

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

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (for fiscal years 2018-2020, up to 50% for individuals and for Israeli resident corporations, the corporate tax rate is 23%).

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations’ shareholders will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares.  A U.S. Holder, other than certain U.S. Holders that are U.S. corporations (as excluded from the definition of U.S. Holder, above), will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under “Medicare Tax” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains, provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., Nasdaq) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.

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

U.S. Holders, other than certain U.S. Holders that are corporations (as excluded from the definition of U.S. Holder, above), may have the option of claiming the amount of any non-U.S. income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes that may be claimed as a credit in any taxable year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder.  These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Subject to the discussion below under “Medicare Tax,” capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for individuals.  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares generally is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash, cash equivalents, and short-term bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents and short-term bank deposits are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 0.73%-2.16%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2021, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $1.95 million per year and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $80 thousand per year and vice versa.

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

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2020. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2020, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2020 and 2019 were, respectively:

	2020	2019
Audit Fees	$217,500	$234,500
Audit Related Fees	$3,000	$3,000
Tax Fees	$18,700	$20,718
All Other Fees	$0	$0
Total	$239,200	$258,218

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

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company on December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Revenue Recognition

Description of the Matter

As explained in Note 2.l. to the consolidated financial statements, the Company generates revenues mainly from selling software products, maintenance and managed services. The Company enters into contracts with customers that include combinations of products and services, which are generally distinct and recognized as separate performance obligations. The transaction price is then allocated to the distinct performance obligations based on their standalone selling price (“SSP”) and revenue is recognized when control of the distinct performance obligation is transferred. For example, license revenue is recognized at a point in time, while maintenance and managed services revenue is recognized over time.

Auditing the Company’s recognition of revenue was complex and involved a high degree of auditor judgment due to the effort to evaluate i) the identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as software licenses and related services and ii) the determination of SSP for each distinct performance obligation and whether it depicts the amount that the Company expects to receive in exchange for the related product and/or service.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification of distinct performance obligations and determination of stand-alone selling prices for each distinct performance obligation. Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management’s application of significant accounting policies on the contracts. We tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations. We also evaluated the reasonableness of management’s estimate of SSP for products and services and tested the mathematical accuracy of management’s calculations of revenue and the associated timing of revenue recognition.

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since 2009.

Tel-Aviv, Israel
March 25, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on Internal Control over Financial Reporting

We have audited RADCOM Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, RADCOM Ltd. and its subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019 and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and our report dated March 25, 2021 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 25, 2021

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,548	$6,201
Short-term bank deposits	55,413	63,080
Trade receivables, net	12,446	11,039
Inventories	540	1,356
Other accounts receivable and prepaid expenses	1,437	1,536

Total current assets	83,384	83,212

NON- CURRENT ASSETS:

Severance pay fund	3,814	3,365
Other long-term receivables	2,185	2,314
Property and equipment, net	1,311	1,669
Operating lease right-of-use assets	2,945	5,842

Total non-current assets	10,255	13,190

Total assets	$93,639	$96,402

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2020	2019

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$1,592	$2,452
Employees and payroll accruals	4,414	4,132
Deferred revenues and advances from customers	3,149	828
Current maturities of lease liabilities	1,028	1,263
Other liabilities and accrued expenses	4,721	4,050

Total current liabilities	14,904	12,725

NON-CURRENT LIABILITIES:
Deferred revenues	26	100
Accrued severance pay	4,473	3,904
Operating lease liabilities	2,008	4,967
Other liabilities and accrued expenses	209	836

Total non-current liabilities	6,716	9,807

Total liabilities	$21,620	$22,532

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital: Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2020 and 2019; 13,967,488 and 13,822,185 shares issued and 13,931,456 and 13,786,153 shares outstanding at December 31, 2020 and 2019, respectively	$657	$648
Additional paid-in capital	140,129	137,969
Accumulated other comprehensive loss	(2,662)	(2,634)
Accumulated deficit	(66,105)	(62,113)

Total shareholders’ equity	72,019	73,870

Total liabilities and shareholders’ equity	$93,639	$96,402

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2020	2019	2018
Revenues:
Products	$17,742	$16,382	$13,529
Services	19,820	16,300	8,303
Projects	-	328	12,218

	37,562	33,010	34,050

Cost of revenues:
Products	5,340	4,811	4,851
Services	5,418	5,022	1,190
Projects	-	84	2,825

	10,758	9,917	8,866

Gross profit	26,804	23,093	25,184

Operating expenses:
Research and development	19,199	18,578	15,503
Less - royalty-bearing participation	1,358	1,838	1,648

Research and development, net	17,841	16,740	13,855

Sales and marketing	9,709	10,514	11,426
General and administrative	3,836	3,674	3,391

Total operating expenses	31,386	30,928	28,672

Operating loss	(4,582)	(7,835)	(3,488)

Financial income, net	810	1,172	1,136

Loss before taxes on income	(3,772)	(6,663)	(2,352)

Taxes on income	(220)	(169)	(63)

Net loss	$(3,992)	$(6,832)	$(2,415)

Basic and diluted net loss per Ordinary Share	$(0.29)	$(0.50)	$(0.18)

Weighted average number of Ordinary Share used in computing basic and diluted net loss per Ordinary Share	13,927,788	13,779,885	13,630,793

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net loss	$(3,992)	$(6,832)	$(2,415)

Other comprehensive loss:
Foreign currency translation adjustments	(28)	(22)	(92)

Total other comprehensive loss	(28)	(22)	(92)

Comprehensive loss	$(4,020)	$(6,854)	$(2,507)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2018	13,409,975	$628	$131,491	$(2,520)	$(53,203)	$76,396

Cumulative effect of changes in accounting principles (ASC 606)	-	-	-	-	337	337
Share-based compensation and RSUs	-	-	2,121	-	-	2,121
Exercise of options into Ordinary Shares	215,542	11	2,122	-	-	2,133
RSUs vested	74,210	4	(4)	-	-	-
Net loss	-	-	-	-	(2,415)	(2,415)
Other comprehensive loss	-	-	-	(92)	-	(92)

Balance as of December 31, 2018	13,699,727	$643	$135,730	$(2,612)	$(55,281)	$78,480

Share-based compensation and RSUs	-	-	2,228	-	-	2,228
Exercise of options into Ordinary Shares	2,250	*	16	-	-	16
RSUs vested	84,176	5	(5)	-	-	-
Net loss	-	-	-	-	(6,832)	(6,832)
Other comprehensive loss	-	-	-	(22)	-	(22)

Balance as of December 31, 2019	13,786,153	$648	$137,969	$(2,634)	$(62,113)	$73,870

Share-based compensation and RSUs	-	-	2,169	-	-	2,169
RSUs vested	145,303	9	(9)	-	-	-
Net loss	-	-	-	-	(3,992)	(3,992)
Other comprehensive loss	-	-	-	(28)	-	(28)

Balance as of December 31, 2020	13,931,456	$657	$140,129	$(2,662)	$(66,105)	$72,019

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net loss	$(3,992)	$(6,832)	$(2,415)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	699	752	657
Share-based compensation	2,169	2,228	2,121
Change in:
Severance pay, net	120	81	(63)
Trade receivables, net	(1,653)	9,303	13
Other account receivables and prepaid expenses	114	(1,753)	658
Inventories	811	(1,135)	901
Trade payables	(773)	998	(182)
Employees and payroll accruals	314	717	(622)
Other liabilities and accrued expenses	530	2,694	(848)
Deferred revenue and advances from customers	2,267	562	(2,169)
Net effect of exchange rate differences and other on operating lease right-of-use assets and liabilities	(297)	388	-
Accrued interest on short-term bank deposits	(359)	(1,163)	-

Net cash provided by (used in) operating activities	(50)	6,840	(1,949)

Cash flows from investing activities:

Net proceeds from (investment in) short-term bank deposits	8,026	(61,917)	40,000
Purchase of property and equipment	(427)	(699)	(662)

Net cash provided by (used in) investing activities	7,599	(62,616)	39,338

Cash flows from financing activities:

Exercise of options into Ordinary Shares	-	16	2,133

Net cash provided by financing activities	$-	$16	$2,133

Foreign currency translation adjustments on cash and cash equivalents	$(202)	$(27)	$(145)

Increase (decrease) in cash and cash equivalents	7,347	(55,787)	39,377
Cash and cash equivalents at beginning of the year	6,201	61,988	22,611

Cash and cash equivalents at end of the year	$13,548	$6,201	$61,988

RADCOM LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

		Year ended December 31,
		2020	2019	2018
(a)	Non-cash investing activities:

	Purchase of property and equipment	$36	$47	$152
	Net increase (decrease) in operating lease right-of-use assets	$(1,492)	$1,133	$-

(b)	Cash paid during the year for:

	Taxes on income	$128	$118	$25

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.	RADCOM Ltd. (the “Company”), an Israeli corporation, is a leading provider of 5G ready cloud-native, network intelligence and service assurance solutions for telecom operators, or CSPs. Our solutions support CSPs in their transition to virtualization and 5G networks, delivering dynamic, on-demand service assurance and network troubleshooting for real time customer and service insights. The Company’s solutions include RADCOM Service Assurance, a cloud-native, 5G-ready, fully virtualized service assurance solutions which allows telecom operators to gain end-to-end network visibility and customer experience insights across all networks; RADCOM Network Visibility, a cloud-native network packet broker and filtering solution that allows CSPs to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and RADCOM Network Insights, a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. The Company specializes in solutions for next-generation mobile and fixed networks, including 5G, Long Term Evolution (“LTE”), Voice over LTE (“VoLTE”), Voice over Wifi (“VoWifi”), IP Multimedia Subsystem (“IMS”), Voice over IP (“VoIP”), and Universal Mobile Telecommunication Service (“UMTS”). The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil. The Company also has a wholly-owned subsidiary in India, that primarily provides customer support and development services worldwide.

b.	The Company depends on a limited number of customers for selling its solution. Such customers accounted for 93% of the Company’s revenues for the year ended December 31, 2020. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note 12b).

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

For the Company’s subsidiary in Brazil whose functional currency is the BRL, all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income in shareholders’ equity.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year and which do not meet the definition of cash equivalents. Such deposits include annual interest rates ranging between 0.73%-2.16% resulting in accrued interest of $359 as of December 31, 2020. The deposits are presented according to their terms.

f.	Trade receivables:

Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for any potential uncollectible amounts. The Company makes estimates of expected credit losses for the allowance for doubtful accounts and allowance for unbilled receivables based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss).

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company grants credit to customers without generally requiring collateral or security. The risk of collection associated with trade receivables is reduced by geographical dispersion of the Company’s customer base. The Company establishes an allowance for doubtful accounts based on historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. Allowance for doubtful accounts as of December 31, 2019 and 2020, amounted to $9 and $5, respectively. During the year ended December 31, 2020, no amount of the allowance for doubtful accounts balance was collected.

h.	Inventories:

Inventories are stated at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-offs are provided to cover technological obsolescence, excess inventories and discontinued products.

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

The total inventory write-offs during the years ended 2019 amounted to $14.

No inventory write-offs were recorded during the years ended December 31, 2020 and 2018.

i.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15 - 33
Office furniture and equipment	6 - 15
Leasehold improvements	At the shorter of the lease period or useful life of the leasehold improvement

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2020, 2019 and 2018, no impairment losses were identified.

k.	Leases

On January 1, 2020 the Company adopted ASC 842, “Leases” (“ASC 842”), using the modified retrospective transition approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2020 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the historical accounting under ASC 840.

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

Under ASC 842, the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract includes an identified asset, (2) whether the Company obtains substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct how and for what purpose the identified asset is used throughout the period.

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

For all short-term leases which are less than 12 months and existing short-term leases of those assets in transition, the Company does not recognize operating lease ROU assets or operating lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis. The Company has elected to use the practical expedient not to separate lease and non-lease components.

See Note 9 for further information on leases.

l.	Revenue recognition:

The Company’s solution is sold to customers directly, through resellers and to lesser extent through distributors. Sales through resellers are considered final sales per revenue recognition criteria.

The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation as follows:

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

The main performance obligations would generally include:

License for the Company’s software solutions (which may include significant customization), professional services, managed services, service type warranty and post-contract customer support, each of which are distinct.

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

As the Company’s standard payment terms are less than one year, the contracts have no significant financing component. In instances of contracts for which revenue recognition differs from the timing of invoicing, the Company determined that those contracts generally do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s products and services, not to receive or provide financing. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d)	Allocate the transaction price to the performance obligations in the contract:

The Company’s selling price is highly variable. Each contract is different by its scope and price. The standalone selling prices of software licenses are typically estimated using the residual approach. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis or on a cost basis. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

e)	Recognize revenue when a performance obligation is satisfied:

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Products: Revenues from software solutions which include customer acceptance or software license only contracts, are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered.

Services: Revenues related to managed services, service type warranty and post-contract customer support are recognized over time on a straight-line basis.

Projects: Revenues from software solutions which include software licenses with significant customization are usually recognized over time during the customization period based on Person Months (“PM”) incurred to date in ratio to total estimated PM which represent an input method that best depicts the transfer of control over the performance obligation to the customer. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

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

n.	Share-based compensation:

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

No options were granted in 2019 and 2018. The fair value for options granted in 2020 is estimated at the date of grant with the following weighted average assumptions:

2020

Dividend yield	0%
Expected volatility	41.92%-45.21%
Risk-free interest	0.25%-0.27%
Expected life (in years)	4.32-4.75

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

p.	Government grants:

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

q.	Income (loss) per share:

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income (loss) per share was, 877,195, 802,159 and 731,542 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

s.	Income tax uncertainties:

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2020 and 2019, no liability for unrecognized tax benefits was recorded.

t.	Severance pay:

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

Severance expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $1,195, $1,150, and $1,065, respectively.

u.	Fair value of financial instruments:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Legal contingencies:

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

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”, which establishes standards for the reporting and displays of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to foreign currency translation adjustment and gains or losses on intercompany foreign currency transactions that are of a long-term investment nature in connection with its subsidiary in Brazil.

x.	Recently issued and adopted accounting standards:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2020. This standard requires entities to estimate an expected lifetime credit loss on financial assets ranging from short-term trade accounts receivable to long-term financings and report credit losses using an expected losses model rather than the incurred losses model that was previously used, and establishes additional disclosures related to credit risks.

The Company adopted Topic 326 using the effective date of January 1, 2020, based on the composition of the Company’s trade receivables, investment portfolio and other financial assets, current economic conditions and historical credit loss activity. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	New accounting standards not yet effective:

1.	In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2020-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the impact of the new guidance on the Company’s consolidated financial statements.

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

Deferred commission costs capitalized are periodically reviewed for impairment. As of December 31, 2020 and 2019, the deferred commission costs capitalized included within other long-term receivables in the consolidated balance sheets were $1,994 and $2,098, respectively. During the year ended December 31, 2020, the Company recorded new contract acquisition assets in the amount of $961 and amortized $1,067 of capitalized contract acquisition costs into sales and marketing expense. No impairment losses were recognized during such period.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - REVENUES (Cont.)

Contract balances:

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2020 and 2019, unbilled receivables balances amounted to $2,570 and $1,497, respectively and are included within trade receivables balance in the Company’s balance sheets.

As of December 31, 2020, the Company had $40,875 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 74% of this amount as revenues during the next 12 months and the rest thereafter.

During the year ended December 31, 2020, the Company recognized $694 that was included in deferred revenues (short-term contract liability) balance at January 1, 2020.

For disaggregation of revenues please see Note 12b.

NOTE 4: - INVENTORIES

	December 31,
	2020	2019

Finished products (*)	$540	$1,356

(*)	Includes amounts of $399 and $1,074 as of December 31, 2020 and 2019, respectively, with respect to inventory delivered to customers for which revenue criteria have not been met yet.

NOTE 5: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Indirect taxes	$252	$620
Prepaid expenses	1,135	790
Others	50	126

	$1,437	$1,536

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: - PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2020	2019

Cost:
Computers and electronic equipment	$3,806	$3,531
Office furniture and equipment	392	361
Leasehold improvements	277	264

	4,475	4,156
Accumulated depreciation:
Computers and electronic equipment	2,945	2,325
Office furniture and equipment	151	121
Leasehold improvements	68	41

	3,164	2,487

	$1,311	$1,669

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $699, $752 and $657, respectively.

NOTE 7: - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2020	2019

Royalties - IIA payable	$986	$938
Accrued commissions	2,018	1,748
Accrued expenses	1,717	1,364

	$4,721	$4,050

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

As of December 31, 2020, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $53,123. The total research and development grants that the Company has received from the IIA as of December 31, 2020 were $48,005. The accumulated interest as of December 31, 2020, was $21,911 and the accumulated royalties paid to the IIA were $16,793.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2020, 2019 and 2018 were $1,127, $990 and $922, respectively.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In April 2012 and in April 2014, the MOE approved the Company’s application for participation in funding the setting up of the Company’s India subsidiary and China branch as part of a designated grants plan for setting up and establishing a marketing agency in India and China. The grant was intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, based on the approved budget for the plan over a period of three years. The Company is currently in the process of winding down its operations at the China office. The total marketing grants received by the Company from the MOE during the years 2012 to 2017were in the amount of $668. No further grants are expected to be received from such plans.

The Company is obligated to pay to the MOE royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved over a period of five years but not more than the total linked amount of the grant received.

During the year ended December 31, 2018, the Company paid an aggregate amount of $9 of royalties to the MOE. No royalties were paid during the years ended December 31, 2019 and 2020.

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

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $586). According to the above, as of December 31, 2020, the total royalties commitment the Company may be required to pay is an amount of up to $879 out of which $484 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $395 as of December 31, 2020.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Bank guarantee:

As of December 31, 2020, the Company issued bank guarantees to two of its customers that amounted to $69 and $30, which expired on January 23, 2021 and February 15, 2021, respectively, and an additional guarantee to the Israeli Customs Authority that amounted to $38, which will expire on April 30, 2021.

NOTE 9: - LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with original lease periods expiring between 2021 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

In December 2020, the Company's lease of its offices in Israel was amended. The amendment included a decrease in rental space and price per meter, as a result of the amendment, the operating lease right of use decreased by $1,717 and the operating lease liability decreased by $2,233, the Company recorded a foreign currency exchange gain of $484 and a termination gain within operating income of $32.

Lease payments included in the measurement of the operating lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2020, the Company’s assessment for the remaining lease term range between 0.6 years to 7.3 years, including options to extend part of the lease agreements for an additional 2 years and up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

	December 31,	December 31,
	2020	2019

Weighted average remaining lease term	2.20 years	2.83 years

Weighted average discount rate	4.46%	3.75%

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES (Cont.)

The components of lease expense for the year ended December 31, 2020 were as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2019

Operating lease	$1,223	$1,325
Short-term lease	6	79
Total lease expense	$1,229	$1,404

Cash paid for amounts included in the measurement of operating lease liabilities was $1,184 and $1,252 during the years ended December 31, 2020 and 2019, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2020:

Operating Leases

2021	1,094
2022	1,140
2023	376
2024	222
2025 and thereafter	431
Total operating lease payments	$3,263
Less: imputed interest	227
Present value of lease liabilities	$3,036

NOTE 10: - TAXES ON INCOME

a.	Israeli taxation:

Taxable income of the Company is subject to the Israeli corporate tax at the rate of 23% for all years presented.

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

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2020.

In accordance with the tax laws, tax returns submitted up to and including the 2015 tax year can be regarded as final. As of December 31, 2020, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2020, the Company’s estimated tax loss carryforward and capital loss were $35,071 and $1,069, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

The Company’s research and development expenses carryforward for tax purposes in Israel amounted to approximately $12,442.

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

The U.S. subsidiary’s estimated federal tax loss carryforward amounted to $5,382 as of December 31, 2020. Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2021-2026 for federal tax purposes.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2016 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $2,859 as of December 31, 2020, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2015 tax year can be regarded as final.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2020	2019
Deferred tax assets:
Carryforward tax losses	$10,391	$10,369
Research and development	2,862	2,716
Accrued social benefits and other	567	425

	13,820	13,510
Less - valuation allowance	(13,820)	(13,510)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2020 was an increase of $310. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are mainly comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME (Cont.)

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$(4,271)	$(7,107)	$(2,372)
Foreign	499	444	20

Loss before income taxes	$(3,772)	$(6,663)	$(2,352)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2020	2019	2018

Loss before income taxes, as reported in the statements of operations	$(3,772)	$(6,663)	$(2,352)

Statutory tax rate in Israel	23%	23%	23%

Theoretical tax benefit	$(868)	$(1,532)	$(541)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(50)	12	(55)
Non-deductible expenses and other permanent differences	393	473	446
Differences in taxes arising from foreign currency exchange, net	257	42	208
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	310	910	(20)
Withholding taxes that were deducted by the Company’s customers	-	-	10
Other	178	264	15

Income taxes	$220	$169	$63

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2020, 2019 and 2018, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2020 and 2019 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Share option plan:

1.	The Company has granted options under an option plan as follows:

a)	The 2013 Share Option Plan:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

b)	During the year ended December 31, 2019, the Company’s Board approved the grant of 388,020 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of four years, commencing as of the date of grant.

c)	During the year ended December 31, 2020, the Company’s Board approved the grant of 340,000 RSUs and 35,100 options to certain employees, officers and directors of the Company. Such Options and RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

As of December 31, 2020, the total number of shares reserved under the 2013 Share Option Plan, is 2,450,000, out of which 600,001 Ordinary Shares are still available for future grants under the 2013 Share Option Plan as of that date.

2.	Stock options for the year ended December 31, 2020 under the Company’s plan are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2020	381,910	$14.62	1.64	$-
Granted	35,100	7.60
Exercised	-	-
Expired and forfeited	(111,171)	13.52

Outstanding as of December 31, 2020	305,839	14.21	1.33	98

Vested and expected to vest at December 31, 2020	305,839	14.21	1.33	98

Exercisable as of December 31, 2020	247,741	14.44	0.93	14

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2020 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2020. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

3.	As of December 31, 2020, stock options under the 2013 Share Option Plan are as follows:

	Options outstanding at December 31, 2020			Options exercisable at December 31, 2020
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

7.6	35,100	7.6	4.53	4,875	7.6	4.53
11.29-12.65	155,350	11.89	0.53	155,350	11.89	0.53
18.9-19.85	115,389	19.34	1.44	87,516	19.34	1.43

	305,839			247,741

4.	RSUs for the year ended December 31, 2020 under the Company’s 2013 Share Option Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2020	448,813	1.53	$3,824
Granted	340,000
Vested	(145,303)
Cancelled	(92,335)

Outstanding as of December 31, 2020	551,175	1.51	$5,732

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

5.	The weighted average fair value of options granted during the year ended December 31, 2020 was $3.41. No options were granted during the years ended December 31, 2019 and 2018.

6.	The weighted average fair values of RSUs granted during the years ended December 31, 2020, 2019 and 2018 were $9.31, $7.86 and $19.68 per share, respectively.

7.	The following table summarizes the department allocation of the Company’s share-based compensation charges:

	Year ended December 31,
	2020(*)	2019(*)	2018(*)

Cost of revenues	$106	$204	$112
Research and development, net	879	729	808
Sales and marketing	536	638	698
General and administrative	648	657	503

	$2,169	$2,228	$2,121

(*)	Including $2,107, $1,887 and $1,359 of compensation cost related to RSUs for the years ended December 31, 2020, 2019 and 2018, respectively.

8.	As of December 31, 2020, there are $2,277 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 0.99 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, “Segment Reporting”. The Company operates in one reportable segment (see also Note 1 for a brief description of the Company’s business).

b.	The following table presents total revenues for the years ended December 31, 2020, 2019 and 2018 and property and equipment, net as of December 31, 2020 and 2019 by geographic regions:

1.	Revenues by geographic region are as follows:

	Year ended December 31,
	2020	2019	2018

North America	$20,323	$14,500	$22,164
Asia*	15,190	14,146	7,158
Latin America	223	2,653	3,579
EMEA (including Israel)	1,826	1,711	1,149

	$37,562	$33,010	$34,050

(*)	Includes Japan and the Philippines each of which accounted for more than 10% of Company’s revenues in 2020 and 2019.

Total revenues are attributed to geographic areas based on the location of the end-customer.

In 2020, 2019 and 2018, the amount of export revenues represented 96%, 96% and 98% of the Company’s total revenues.

2.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2020	2019	2018

A	53	41	48
B	11	20	18
C	29	22	-
D	-	-	15

	93%	83%	81%

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

3.	Long-lived assets by geographic areas:

	Year ended December 31,
	2020	2019

Israel	$2,633	$5,735
United States	1,049	1,129
Other	574	647

Total long-lived assets (1)	$4,256	$7,511

(1)	Long-lived assets are comprised of property and equipment, net and Operating lease-right ROU.

c.	Financial income, net:

	Years ended December 31,
	2020	2019	2018

Financial Income:
Interest income	$1,133	$1,775	$1,455
Foreign currency exchange gain	878	338	784

	2,011	2,113	2,239

Financial expenses:
Bank charges	(15)	(16)	(15)
Foreign currency exchange loss	(1,186)	(925)	(1,088)

	(1,201)	(941)	(1,103)

	$810	$1,172	$1,136

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net loss per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2020	2019	2018
Numerator:

Numerator for basic net loss per Ordinary Share	$(3,992)	$(6,832)	$(2,415)

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Numerator for dilutive net loss per Ordinary Share	$(3,992)	$(6,832)	$(2,415)

Denominator:

Denominator for dilutive net loss per Ordinary Share - weighted average number of Ordinary Shares	13,927,788	13,779,885	13,630,793

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Denominator for diluted net loss per Ordinary Share - adjusted weighted average number of Ordinary Shares	13,927,788	13,779,885	13,630,793

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below.

1.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties in which Mr. Zisapel holds an interest (see also Note 9). The aggregate net amounts of lease and related maintenance expenses were $863, $912 and $967 in 2020, 2019 and 2018, respectively. Following the adoption of ASC 842 commencing January 1, 2019, the Company also recorded operating lease right-of use assets and operating lease liabilities related to such lease and maintenance expenses which are presented in Note 13e below.

2.	The Company is a party to a reseller agreement with Allot Communications Inc, (“Allot”) giving Allot the right to distribute the Company’s products. Until January 2019, Zohar Zisapel, a member of the Company’s board of directors held an interest in Allot, making it a related party. As of January 2019, Mr. Zisapel divested all of his interest in Allot and therefore Allot is no longer a related party.

Revenues related to this reseller agreement are included in Note 13f below as “revenues”. For the years ended December 31, 2018 revenues aggregated to amounts of $73.

3.	Mr. Zisapel also holds an interest in and serves as director for various entities known as the RAD-BYNET Group. Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. The aggregate amounts of administrative and IT services provided were $30, $49 and $32 in 2020, 2019 and 2018, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses” and “Capital expenses”.

4.	From time to time, the Company also purchases certain products and services from members of the RAD-BYNET Group. No such purchases were made in 2019, however, in 2020 and 2018, the aggregate amounts of such purchases were approximately $19 and $2, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses”.

b.	The executive chairman of the Board, Ms. Rachel (Heli) Bennun (the “Executive Chairman”) is, among other things, Mr. Zisapel’s significant other. The Executive Chairman is entitled to a fixed monthly salary. During the years ended December 31, 2020, 2019 and 2018 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $112, $108 and $108, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses”.

c.	Between 2015 and March 2019, the Company entered into several agreements with Amdocs Software Systems Limited (“Amdocs”) for the sale of the Company’s solutions and services. Until January 31, 2019, Mr. Zisapel served as a member of the board of directors of Amdocs. As of January 31, 2019, Amdocs is no longer considered a related party.

Revenues related to this reseller agreement are included in Note 13f below as “Revenues”.

For the year ended December 31, 2018 revenues aggregated to $16,296.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	The Company’s Chief Financial Officer is a member of the board of directors and chairman of the audit committee of Matrix IT Ltd. (“Matrix”). Accordingly, as of October 2019, Matrix is considered a related party. The Company has entered into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of software platform. The aggregate amount of services provided by Matrix or its affiliates, as a related party, aggregated to $67 and $288 during the years ended December 31, 2020 and 2019, respectively. Such amount expensed by the Company is disclosed in Note 13f below as part of “Expenses”.

e.	Balances with related parties:

	December 31,
	2020	2019
Assets:

Other accounts receivable and prepaid expenses	$-	$43
Operating lease right-of-use assets	$1,997	$4,499

Liabilities:

Trade payables	$76	$105
Other liabilities and accrued expenses	$49	$40
Operating lease liabilities - current	$671	$816
Operating lease liabilities – non-current	$1,352	$4,016

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

f.	Transactions with related parties:

	Year ended December 31,
	2020	2019	2018

Revenues	$-	$-	$16,369

Expenses (1):

Cost of revenues	$215	$320	$163

Operating expenses:

Research and development, net	$653	$829	$507
Sales and marketing	$191	$172	$212
General and administrative	$206	$211	$191

Capital expenses	$-	$12	$40

(1)	Including utilities expenses charged to the related party and reimbursed by the Company.

NOTE 14: - SUBSEQUENT EVENTS

During February 2021, the Company’s Board approved the grant of 330,000 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of two-four years, commencing as of the date of grant.

-------------------------------

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

2.2	Description of rights of the Company’s Ordinary Shares (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	RADCOM Compensation Policy for Executive Officers and Directors, as amended on July 11, 2019. (incorporated herein by reference to the Form 6-K of RADCOM Ltd., filed with the SEC on June 6, 2019).

4.3	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.4	Supplement Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.5	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.6	Master Software and Professional Services Agreement, dated May 21, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.7	Rakuten Managed Services Agreement, dated May 22, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.8	Rakuten 5G NSA/SA Managed Services Agreement, dated October 23, 2019, by and between Rakuten Mobile, Inc. and the Company.*

8.1	List of Subsidiaries (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 25, 2021 (filed herewith).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2020, 2019, and 2018 (iii) Consolidated Balance Sheets at December 31, 2020 and 2019; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2020, 2019, and 2018; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019, and 2018 ; and (vi) Notes to Consolidated Financial Statements (filed herewith).

104	Cover Page Interactive Data File. (Formatted as Inline XBRL and contained in Exhibit 101).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to RADCOM if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Amir Hai
Name:	Amir Hai
Title:	Chief Financial Officer

Date: March 25, 2021