Form 20-F
period 2021-12-31
RADCOM LTD
filed 2022-03-29
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Ms. Hadar Rahav

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2021, there were 14,155,186 ordinary shares outstanding, NIS 0.20 par value per share.

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

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for network visibility and service assurance to leading communication service providers, or CSPs, and increase our sales;

●	impact of the COVID-19 pandemic, as well as general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict, on general economic conditions and on our business in the short and long terms;

●	our plans to focus our expansion efforts on tier 1 and other leading and innovative CSPs in the North American, European, and Asia-Pacific markets and our success in doing so;

●	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive network function virtualization, or NFV, deployments;

●	our expectations to maintain our technological advantage over our competitors;

●	our failure to meet any guidance we may give to the public from time to time;

●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, Rakuten Mobile, Inc., or Rakuten, and other CSPs;

●	our ability to identify, market and sell our solutions to CSPs migrating to the 5G, cloud-native virtualized network environments, Long-Term Evolution, or LTE, and Voice over Long-Term Evolution, or VoLTE, networks;

●	our ability to release and deploy newly launched product offerings;

●	the possible continued growth of our workforce, research and development operations and related expenses;

●	our expectation that the cloud-native virtualized network environments and transition to 5G networks market will gain momentum;

●	trends in our industry as a whole and their effect on us; and

●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions and the pace of such implementation and adoption of the 5G technology.

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

Our business is dependent on a limited number of significant customers. For example, our three largest customers accounted for approximately 88% of our revenue in fiscal year 2021. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

Many companies compete with us in the market for service assurance and Customer Experience Management and Service Operations Center that provide cloud-native, software-based, virtualized network solutions. We expect that competition will increase in the future, both with respect to solutions that we currently offer and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications equipment with whom we partner or may partner, may in the future incorporate into their products capabilities similar to ours, thus reducing the demand for our solutions. Some of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

The pace at which we grow our business depends on our current and potential customers’ internal processes and decisions regarding the transition to 5G or to fully virtualized networks and our ability to secure new customers. Our expectations regarding the pace of 5G rollout may not materialize.

The pace of transition to 5G and timeframe for reaching a mature infrastructure for 5G is dependent on CSPs’ internal decisions regarding 5G technology implementation, timing, nature of virtualization and budgeting. Such decisions may be affected by the overall pace of 5G deployment in the industry as well as by other technology trends such as the transition to fully virtualized cloud-native networks. Our ability to grow our business is further dependent on our ability to secure new customers. To the extent that CSPs will not choose our solution, the pace in which we could grow of our business may be adversely affected.

The pace at which we deploy our solutions is directly affected by the pace of CSPs’ internal processes and the pace of maturation of the 5G market. To the extent that CSPs require more time to reach the decision to virtualize, decide to delay virtualization while the market develops, elect not to deploy 5G, or to delay the transition to fully virtualized cloud-native networks our sales cycles may lengthen, and the growth of our business may be adversely affected.

We believe that most of the industry’s leading CSPs will rollout 5G networks which will in turn promote the adoption of cloud-native, software-based, virtualized network solutions. Our expectation is that the market for our solutions will materialize and gain momentum as a result. However, our expectations may not be correct, and the actual pace of cloud-native, software-based, virtualized network transformation and/or 5G rollout may take longer than we anticipate or may not occur at all. If the demand for cloud-native, software-based, virtualized network does not continue to grow or the 5G rollout does not materialize, our business, financial condition and results of operations may suffer.

Disruptions to our information technology, or IT, systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation and business.

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

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include, among others, 5G, Internet of Things, or IoT, 4G cellular, Triple Play networks and Voice over Long Term Evolution, or VoLTE. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their investment budgets. This trend may continue. The global telecommunications industry and various sectors within the industry are evolving rapidly and it is difficult to predict its potential growth rate or future trends in technology development. Our future success also depends upon the increased utilization of our solutions by next-generation network operators and specifically virtualized cloud-native networks on private and public clouds, who may not adopt our technology.

During the last few years, developments in the telecommunications industry have had a material effect on our existing and/or potential customers and may continue to have such an effect in the future. Such developments include changes in general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services, regulatory changes, and changes in the plans of CSPs to shift, transform and adapt their network operations to rollout 5G networks and cloud-native virtualized networks. Over the last few years, the telecommunications industry has experienced financial pressures that have caused many in the industry to reduce investment in capital intensive projects, and in some cases, have led to restructurings. While the transformation of network operations to cloud-native virtualized networks arise out of the desire of CSPs to reduce network infrastructure expense, thus creating opportunities for us, it also creates a downward pressure on the prices of our solutions.

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

In addition, we may experience a delay in generating or recognizing revenues for several reasons, including revenue recognition accounting requirements. In many cases, we cannot recognize revenue from an order prior to customer acceptance, which may take multiple months from the commencement of the engagement and in some extreme cases may take more than twelve months. Therefore, a major part of the revenue for any fiscal quarter may be derived from a backlog of orders under delivery and may not correlate to the customer’s order date or the delivery date.

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

Due to the factors described above, as well as other unanticipated factors, our results of operations in future quarters could fail to meet the guidance we may from time to time give to the public or the expectations of public market analysts or investors. If this occurs, the price of our ordinary shares may be adversely affected.

We expect our gross margins to vary over time and we may not be able to sustain or improve upon our recent levels of gross margin which may have a material adverse effect on our future profitability.

We may not be able to sustain or improve upon our recent levels of gross margin. Our gross margins may be adversely affected by numerous factors, including, increased price competition, local taxes which may be incurred for direct sales, increased industry consolidation among our customers, which may lead to decreased demand for and downward pricing pressure on our solutions, changes in our customer mix, geographic, product mix, distribution channels, increases in costs such as employment costs or third-party service or component costs, losses on customer contracts, and increases in warranty costs. Further deterioration in gross margins, due to these or other factors, may have a material adverse effect on our business, financial condition and results of operations.

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

We derive all of our revenues from the sale of solutions and related services for CSPs. As common practice in our industry, our solutions generally undergo a lengthy evaluation process before we can sell them. In recent years, our customers have been conducting a more stringent and detailed evaluation of our solutions and decisions are subject to additional levels of internal review. As a result, the sales cycle may be longer than anticipated. Multiple factors affect the length of the approval and evaluation process, including among others, the time involved for our customers to determine and announce their specifications, the time required for our customers to process approvals for purchasing decisions, the technological priorities and budgets of our customers and the complexity of the solutions involved, and the need for our customers to obtain or comply with any required regulatory approvals. If customers delay project approval or extend anticipated decision-making timelines, or if continued delays result in the eventual cancellation of any sale opportunities, it may have an adverse effect on our ability to sell our solutions, which will materially adversely affect our business, financial condition and results of operations.

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

Competition for highly skilled technical and other personnel is intense, and as a result we may fail to attract, recruit and retain qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face significant competition. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This growth in activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including research and development, marketing, operations and customer service professionals. Although we also engage a talented team in the United States, India and Romania to benefit from the significant pool of talent that is available in such markets, we have also witnessed increased competition in those markets as well during the last year.

Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, due to the reasons outlined above, our employees may be increasingly targeted for recruitment by competitors and other companies in the technology industry, which may make it more difficult for us to retain employees and may increase retention costs. Training of new employees with no prior relevant experience could be time-consuming and require significant resources.

In addition, as a result of the intense competition for qualified human resources, the high-tech market has also experienced and may continue to experience significant increases in the levels of salaries and other compensation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

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

Although we believe that COVID-19 will not have a material impact on our operations going forward, we are unable to accurately predict such impact due to uncertainties that will be dictated by the length of time that the pandemic and related disruptions continue, the impact of governmental regulations that might be imposed in response to the pandemic and overall changes in consumer behavior. Such orders or restrictions have and are continuing to result in temporary store closures, work stoppages, slowdowns and delays, travel restrictions and cancellation of events, among other effects, any of which may negatively impact workforces globally, and as a result, may adversely affect our operations. As infections may continue to become more widespread, we could experience a severe negative impact on our business, financial condition and results of operations. Specifically, the COVID-19 pandemic may lead to a global economic downturn and could affect the rollout of 5G networks, which could lead to decreased demand across all of our services. There can be no assurance that the analysis that we have undertaken or remedial measures that have been enacted will enable us to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in our sector in particular. In addition, the impact of COVID-19 may cause delays to all future development, marketing and sales operations due to, among others, travel restrictions.

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

Our solutions are complex and may sometimes contain undetected errors which can delay introductions or necessitate redesign.  Failures in networks in which our solutions are deployed arising out of our solutions may result in customer dissatisfaction, contractual claims and, potentially, liability claims being filed against us. Our warranties require us to correct any errors or defects in our solutions. The warranty period we provide for our services is mostly for one year but could be extended either in the initial purchase of our solution or after the initial warranty period ends through the purchase of extended support and maintenance. Moreover, under the warranty and extended maintenance agreements, we need to meet certain service levels and if we fail to meet them, we may be exposed to penalties. Any failure of a network in which our solutions are deployed (whether or not our solutions are the cause) and any customer claims against us, along with any associated negative publicity, could result in the loss of, or delay in, market acceptance of our solutions and harm to our business.

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

We currently obtain key components of our software solutions from a limited number of suppliers.  With some of our suppliers, we do not have long-term supply contracts. Therefore, we may be subject to delays in delivery, which could interrupt and delay delivery and result in cancellations of orders. In addition suppliers could increase component prices significantly and with immediate effect we may not be able to locate alternatives for such components, and suppliers could discontinue the supply or support of such components which may require us to modify our solutions, and cause delays in delivery, increased development costs and increased solution prices. All of the above may materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

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

We have received an aggregate of $48.4 million in royalty-bearing grants for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how, especially to parties outside of Israel, is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs. We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus annual London Interbank Offered Rate, or LIBOR, interest is repaid. Nonetheless, the amount of royalties that we may be required to pay, may be higher in certain circumstances, such as when the manufacturing activity or know how is transferred outside of Israel. The United Kingdom’s Financial Conduct Authority, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the Secured Overnight Financing Rate, or the SOFR, in June 2023. While it is not currently possible to determine precisely whether, or to what extent, the replacement of LIBOR with SOFR would affect us, and given that, as of the date of this Annual Report, the IIA has not yet published the alternative interest that will be applied on the grants that the Company received from the IIA, the implementation of SOFR (if so implied) may increase our financial liabilities to the IIA. Management continues to monitor the status and discussions regarding SOFR. We are not yet able to reasonably estimate the expected impact.

Additionally, in May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009 and the revenues on which the Company must pay royalties. During 2011, we reviewed with the IIA these alleged miscalculations. We believe that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued as of December 31, 2021. However, we cannot be sure that the IIA will accept our arguments mentioned above, which, if not accepted, may result in the expenditure of financial resources.

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

Zohar Zisapel and Yehuda Zisapel beneficially own, in the aggregate, approximately 22.5% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval including the election of directors.

As of March 25, 2022, Zohar Zisapel, a member of our Board of Directors, and Yehuda Zisapel, who are brothers, may be deemed to beneficially own an aggregate of 3,240,591 ordinary shares, including options exercisable for 21,450 ordinary shares that are exercisable within 60 days of March 25, 2022, representing approximately 22.5% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Zohar Zisapel and Yehuda Zisapel have significant influence over the outcome of various actions that require shareholder approval including the election of our directors. In addition, Zohar Zisapel and Yehuda Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

In 2021, 2020 and 2019, we incurred net losses of approximately $5.3 million, $4 million and $6.8 million respectively. We may continue to incur losses in the future or may be unable to sustain profitability, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, approximately 94% of our sales in 2021 and 96% of our sales both in 2020 and in 2019 were generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

Even if we are able to successfully further expand our international operations, we may not be able to maintain or increase international market demand for our solutions. Our international operations are subject to a number of risks, including:

●	legal, language and cultural differences in the conduct of business;

●	challenges in staffing and managing foreign operations due to the limited number of qualified candidates and due to employment laws and business practices in foreign countries;

●	our inability to comply with import/export, environmental and other trade compliance and other regulations of the countries in which we do business including additional labor laws, particularly in Brazil and India, together with unexpected changes in such regulations;

●	insufficient measures to ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future;

●	our failure to adhere to laws, regulations, and contractual obligations relating to customer contracts in various countries;

●	our inability to maintain a competitive list of distributors and resellers for indirect sales;

●	economic and political instability in foreign market, including tariffs and other trade barriers (such as in response to the Russia and Ukraine conflict);

●	wars, acts of terrorism and political unrest (including the current conflict between Russia and Ukraine);

●	lack of integration of foreign operations;

●	currency fluctuations;

●	variations in effective income tax rates among countries where we conduct business;

●	potential foreign and domestic tax consequences and withholding taxes that limit the repatriation of earnings;

●	technology standards that differ from those on which our solutions are based, which could require expensive redesign and retention of personnel familiar with those standards;

●	laws and business practices favoring local competitors;

●	longer accounts receivable payment cycles and possible difficulties in collecting payments; and

●	failure to meet certification requirements.

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

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Euro, Brazilian real, or BRL, and other currencies. Our financing activities are also made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today, we have not entered into any hedging transactions in order to mitigate these risks.

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

Between January 1, 2021, and March 25, 2022, our ordinary shares closing price on the Nasdaq Capital Market, or the Nasdaq, was as high as $14.70 and as low as $8.93 per share. As of March 25, 2022, the closing price of our ordinary shares on Nasdaq was $12.40 per share. The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the other risks identified in this “Item 3.D—Risk Factors”.

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

Such regulations may impose significant penalties for non-compliance, such as the penalties proposed under the European data protection regulations, or GDPR. The GDPR further implemented through binding guidance by the European Data Protection Board (and supplemented by national laws in individual European Union member states), imposes more stringent data protection compliance requirements and provides for more significant penalties for noncompliance in Europe. The GDPR created additional compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). Compliance with the GDPR is an ongoing process.

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

We may choose to raise funds from time to time. If adequate financing is not available on terms favorable to us or to our shareholders, our operations and growth strategy may be affected.

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

In the years ended December 31, 2021, 2020 and 2019, our capital expenditures were approximately $437,000, $427,000, and $699,000, respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

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

The 5G telecommunications infrastructure introduces a transformational approach for the design of a new network core and an Open-RAN (a standard for cellular radio-access networks) solution, which is a fully cloud-native, software-based, virtualized network architecture. This new core network architecture uses building blocks, or containers, to enable a wide range of new services envisioned using 5G. The new 5G network is designed in an agile approach, which virtualizes entire classes of network functions into containers, which may dynamically create various services. The new cloud-native nature of the core network is designed to consolidate and deliver the components needed to support fully virtualized networks, utilizing standard technologies that run on high-volume services and switch and storage hardware to virtualize network functions. The fully cloud native approach is a key enabler of the coming 5G telecommunications infrastructure, which drives a major change in the way CSPs design and build their new 5G networks. Such a major change drives the need to assure that it is done safely and with the right set of tools.

By using this software design approach, we were able to deploy our system on Rakuten Cloud Platform, or RCP, Amazon Web Services, or AWS, and Microsoft Azure. This also proved to be a very efficient approach, as we are already starting to see operators moving to a hybrid approach of private and public cloud, which requires the solution to be very dynamic in deployment options.

We offer an advanced 5G network intelligence portfolio of solutions for large scale networks, providing operators with a smart, efficient and on-demand approach to network intelligence that meets the challenges of assuring the customer experience and service quality in the 5G era. Our solutions leverage the move to an all container based architecture and the use of Kubernetes (an open-source system for automating deployment, scaling, and management of containerized applications) for the orchestration of the complete solution. This new approach is based on moving the whole design to a Kubernetes-based micro-service architecture, such that it can be deployed on multiple types of clouds, both private and public. Our solution allows CSPs to have an in depth understanding of their customer experience, receive insights and effectively troubleshoot the network performance. RADCOM ACE, our recently launched 5G network intelligence solution, is built to ensure that the transition of CSPs’ customers to the 5G network is seamless. RADCOM ACE is explicitly designed to deliver automated, containerized 5G assurance for end-to-end network intelligence (from the radio access network, or RAN to the network core), delivering AI-driven insights for 5G network operations, which we believe to be the cornerstone to CSPs’ customer experience strategy. RADCOM ACE is comprised of our RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights.

●	RADCOM Network Insights: Provides a smart end-to-end view of the service quality and customer experience for 5G Stand Alone, or SA, and Non-Stand Alone, or NSA, enhanced by Artificial Intelligence or AI-driven insights and includes our advanced AI-Based capabilities.

●	RADCOM Service Assurance: A fully containerized assurance solution that smartly collects and correlates data via multiple sources (RADCOM Probes, Network Events, event detail records and Network Packets) for full visibility of the 5G network from end to end (i.e. from RAN to Core). RADCOM Service Assurance solution supports 5G networks as well as the legacy technologies such as 4G, 3G and 2G).

●	RADCOM Network Visibility: Provides advanced packet broker capabilities for smart traffic distribution, filtering, and load balancing across multiple clouds and domains.

We specialize in solutions for next-generation mobile and fixed networks, including 5G, Long Term Evolution, or LTE, VoLTE, Voice over Wifi, or VoWifi, IP Multimedia Subsystem, or IMS, Voice over IP, or VoIP, and Universal Mobile Telecommunication Service or UMTS.

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

During 2020, we entered into one of the industry’s first 5G network intelligence contract with Rakuten for its recently launched NSA 5G service and upcoming SA 5G service, expected to be launched during 2022.

During 2021, we announced partnerships with AWS and Microsoft Azure through which we are offering our RADCOM ACE solution with real-time subscriber analytics and advanced troubleshooting for both telecom operators that are rolling out 5G, Internet of Things, and edge services and operators already running 4G and VoLTE networks.

Our solutions portfolio enables CSPs to smoothly transition their networks to cloud-native virtualized networks and 5G networks. It provides a unified, multi-functional, cloud-native and containerized portfolio of network visibility, service assurance, and network insights that seamlessly integrates into an operator’s virtualized environment. Our solutions portfolio will also enable one of the key future targets, which is to automate processes, save on cost and manage the network based on correlated network and subscriber key performance indicators, or KPIs, rather than based on just performance indicators. Our solution has built-in AI and Machine Learning, or ML capabilities to increase the benefits of the network intelligence solution. By deploying cloud-native network intelligence solutions with built-in AI/ML, the CSP can utilize the data already collected through our containerized probes. Our solutions further deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as 5G networks, and allow CSPs to monitor and proactively improve quality of experience for their subscribers.

The key benefits of our solutions are:

●	advanced cloud native, software-based, containerized architecture;

●	dynamic multi-functional solution for 5G network intelligence;

●	ability to correlate session information and provide an end-to-end view of the customer experience and network quality;

●	ability to derive customer experience based on monitoring the mobile user data, when such data is almost all encrypted, using ML and heuristic based approach

●	a set of tools enabling network engineers to troubleshoot network issues and drill all the way from key performance indicators, KPIs to network data;

●	AI-driven insights for real-time analysis and deciphering of encrypted traffic to enable it;

●	fully containerized end-to-end solution for network intelligence from the RAN to the core;

●	real time analysis of Open-RAN data on the entire network

●	support for multiple protocols for end-to-end network coverage;

●	scalability for next-generation services;

●	improved customer retention;

●	reduced subscriber churn rates;

●	improved service availability and quality;

●	on-demand monitoring capabilities as well as increased operational efficiency and lower costs;

●	the existence of both network-wide views and drilldown to an individual subscriber level and down to each session;

●	support for the largest scale multi-market networks for over 30 years;

●	empowers operators with real-time intelligence of network performance to assure customers’ experience;

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

Our continued and increased investment in research and development was validated in 2019 by our renewed engagement with AT&T, when we entered into a multi-year engagement continuing our relationship and expanding the integration of our solutions into AT&T’s network.

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

In May 2021, we announced an additional order from a Top-Tier Latin America operator, selected for our 4G and 5G capabilities. This order expands our deployment at this top-tier operator to its mobile network and covers assurance for this top-tier operator’s 4G network, such as the operator’s cloud-based VoLTE offering, and we expect them to expand our solutions to their 5G network in the future.

During 2022, We expect to continue our investment in research and development and to increase our sales and marketing efforts. We intend to leverage our success with industry leading customers as we seek to engage with other CSPs that are looking to manage existing networks while evaluating their transition to the cloud-native architectures and 5G network. We are targeting Tier 1, Greenfield Operators and CSPs who are deploying 5G virtualized networks as well as CSPs who are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks and are searching for a cutting-edge network intelligence solution that can cover their entire network needs.

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

In the early stages, 5G is expected to deliver enhanced mobile broadband with higher data speeds (up to twenty times faster than 4G) as well as better coverage for use cases such as Fixed Wireless Access. Over time, SA 5G is expected to enable new use cases such as autonomous cars, remote control of critical infrastructure/machinery, smart-grid control, industrial automation, robotics, drone control, and remote telehealth services which will be empowered by an ultra-reliable, low latency network (up to ten times that of 4G).

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

The ability to assure the diverse 5G service types on a cloud-native, fully virtualized containerized platform is fundamental to the success of CSPs. 5G introduces many new interfaces, protocols, and technologies into the cloud core. As result, a dynamic, cloud-native service assurance such as ours is supporting automated, closed-loop service optimization that enables CSPs to meet service level assurance across multiple service types as well as deliver end-to-end services that meet a unified network policy.

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

We offer our solutions and expertise to existing tier 1 and innovative CSPs worldwide, which are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks. We plan to maintain our technical advantage over competitors by further investing in enhancing the analytics and automation capabilities of our cloud-native fully virtualized solutions to meet the evolving needs of 5G networks.

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

RADCOM ACE

RADCOM ACE, our 5G network intelligence solution, is an automated, containerized 5G assurance platform for end-to-end network visibility, built based on our cloud-native expertise and designed to allow CSPs to manage their networks in a more dynamic and agile way, which can run on private and public clouds such as AWS, RCP and Azure. RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation and rapidly enhancing time to market for new services and innovations. RADCOM ACE is the culmination of our significant product investment over the last few years and reinforced by customer feedback to enable a new way of monitoring 5G services that ensures a high-quality customer experience as operators transition to 5G. RADCOM ACE embeds RADCOM Service Assurance and RADCOM Insights as detailed below.

RADCOM Service Assurance

RADCOM Service Assurance is a cloud-native, 5G-ready, fully containerized service assurance solution that runs on private and public cloud (such as AWS, RCP and Azure), which allows CSPs to gain end-to-end network visibility and customer experience insights across all networks. RADCOM Service Assurance delivers a real-time, high performance, and automated solution that is critical in providing operators customer insights in today’s top-tier, high-capacity networks.

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

Sales and Marketing Organization

We mainly sell directly to customers throughout the world through our executives and sales representatives in North America, Europe, Latin America, Asia Pacific and Israel, which are supported by local representatives and subcontractors in the local markets. During 2021, these direct sales were made mainly in North America, South America and Asia. In North America, we operate through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market.  Our solutions are sold to end-users in North America either by RADCOM US or by us. In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly. In India, we operate through RADCOM India, which primarily provides customer support and development services worldwide.  Elsewhere, our solutions are primarily sold through our sales representatives in Europe, Latin America, the Commonwealth of Independent States, Asia Pacific and Israel, and supported by local representatives and subcontractors in the local market.

In territories in which we do not have direct presence, we expanded our outreach by entering into agreements with local distributors and value-added resellers. In 2021, we signed agreements with new distributors to penetrate new geographical markets and engage with new customers, and to better serve our target markets. We continue to search for more of these channels to expand our outreach further. In certain territories, our distributors and resellers serve as part of our sales, marketing and support teams as our local representatives, helping to sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2021	2020	2019	2021	2020	2019
North America	21.8	20.3	14.5	54.1	54.0	43.9
Asia	14.7	15.2	14.1	36.5	40.4	42.7
Latin America	1.1	0.2	2.7	2.7	0.5	8.2
EMEA (including Israel)	2.7	1.9	1.7	6.7	5.1	5.2
Total revenues	40.3	37.6	33.0	100%	100%	100%

Competition

The market for our solutions is competitive, and we expect that competition will continue in the future, both with respect to solutions that we are currently offering and solutions that we are developing. Our principal competitors include NetScout System Inc., Infovista S.A. (acquired Empirix Inc.), Elisa Oyj (acquired Polystar), Anritsu Corporation, Viavi Solutions Inc. and EXFO Inc. In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies, as well as traditional players in the network intelligence space such as Huawei, Ericsson and Nokia. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do. Furthermore, the transition to cloud-virtualized network solutions could possibly open the market to new competitors or bring in competitors from adjacent markets, including network core providers. For more information, see “Item 3.D—Risk Factors— Risks Related to Our Business and Our Industry.”

We believe that we are differentiated from our competitors due to:

●	our recognized class-leading, cloud-native 5G-ready service assurance solutions;

●	our experience deploying and scaling cloud-native solutions with Tier 1 CSPs such as AT&T;

●	our telecom domain expertise and knowhow of key members of our company in advanced software development;

●	our experience deploying our solutions on the world’s first fully virtualized network and expansion to 5G NSA and SA;

●	our advanced technology offering a fully containerized end-to-end solution for service assurance from the RAN to the core;

●	our multi-technology correlation capabilities that can support all major technologies – 5G, 4G, LTE, IMS, VoLTE, VoIP and legacy 3G - within the same solution;

●	our cloud-native solutions provide cost-efficiency, rapid deployment times and agility in development;

●	our proven flexibility and responsiveness in a dynamic customer and technology environment; and

●	our subscription-based pricing model which allows for planning of expenses with “no surprises”.

Our solutions are deployed with leading and innovative CSPs such as AT&T and Rakuten. We believe that we are positioned to be one of the most advanced leaders in cloud-native 5G network intelligence solutions for CSPs deploying 5G networks on private and public cloud (such as RCP, AWS and Azure). In addition, we believe that our solutions are also the most advanced for CSPs that are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks (such as RCP, AWS and Azure).

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

Headquarters and Development Facilities

Our corporate office and main development facilities are located in Tel Aviv, Israel. and consist primarily of our corporate units such as legal, finance and operation as well as software development, testing, quality control and installation units.

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

During 2021 and 2020, we invested significant amounts in research and development in order to maintain our technological leadership and to meet the current and future needs of the world’s most advanced CSPs. We believe that the widescale rollout of 5G will bring with it a larger wave of network virtualization by CSPs. Through our research and development efforts, we believe that we are well positioned to offer state of the art technologies and capabilities to CSPs. Accordingly, we increased our investments in the development of enhanced automation, containerized deployment capabilities as well as in advanced ML based techniques to better identify network anomalies and analyze the increased network traffic that is expected following the roll-out of 5G networks. In parallel, we continued to enhance and develop both our cloud native virtualized network and 5G solutions to offer greater value and benefit to our current and potential customers.

We expect to continue this significant investment in 2022 as we develop new features and new solution offerings to meet the requirements of transition to 5G networks.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, in an aggregate amount of $48.4 million, calculated from our inception through December 31, 2021, which are subject to provisions of the R&D Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the R&D Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. As of December 31, 2021, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

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

Since we commenced operations, we have received royalty-bearing grants from the IIA. As of December 31, 2021, our total contingent liability to the IIA in respect of grants received including accumulated interest and net of accumulated royalties paid was approximately $53.3 million.

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

Employees

Our total headcount as of December 31, 2021, was 278 including employees and contractors. See “Item 6.D—Directors, Senior Management and Employees—Employees.”

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

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as “Managers Insurance” or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 15.3% and 19.1% of the employee’s base salary. Pursuant to changes to Israeli law as well as collective bargaining agreements entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase from time to time.

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401(k) plan contributions, in an average amount equal to approximately 19.1% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount that varies from 3% - 13% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an amount equal to 28% of the employee’s salary.

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

In 2021, we paid to affiliates of our principal shareholders aggregate annual lease and maintenance payments in the sum of approximately $707,000 for our Tel Aviv offices. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 5,946 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholder. In 2021, our aggregate annual lease payments for such premises were approximately $123,000.

We also lease an aggregate of approximately 484 square feet of office space in Brazil and 5,809 square feet in India. The aggregate annual lease and maintenance payments for those premises in 2021 were approximately $5,000 and $95,000.

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

We followed the below sales strategy in 2021 in order to expand our sales pipeline and revenues:

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

Summary of Our Financial Performance for the Fiscal Year Ended 2021 Compared to the Fiscal Year Ended 2020

For the year ended December 31, 2021, our revenues were approximately $40.3 million, compared to approximately $37.6 million in 2020, reflecting an increase of approximately 7.2%. We were provided approximately $2 million in cash from operating activities during 2021, compared to approximately $0.05 million used in 2020. Our net loss for the year ended December 31, 2021, was approximately $5.3 million, compared to a net loss of approximately $4 million in 2020.

As of December 31, 2021, our cash and cash equivalents and short-term bank deposits totaled approximately $70.6 million, compared with cash and cash equivalents of approximately $69 million as of December 31, 2020.

Our 2021 net losses include non-cash expenses due to share-based compensation of approximately $3.4 million, compared to $2.2 million in 2020.

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

A.	OPERATING RESULTS

Results for the Year Ended December 31, 2021, compared to Year Ended December 31, 2020

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2021	2020
Revenues	100%	100%
Cost of revenues	28.4	28.6
Gross profit	71.6	71.4
Operating expenses:
Research and development	50.5	51.1
Less royalty-bearing participation	1.3	3.6
Research and development, net	49.2	47.5
Sales and marketing	25.7	25.9
General and administrative	10.4	10.2
Total operating expenses	85.3	83.6
Operating loss	(13.6)	(12.2)
Financial income, net	0.9	2.2
Loss before taxes on income	(12.8)	(10.0)
Taxes on income	(0.3)	(0.6)
Net loss	(13.1)	(10.6)

Revenues

	Year Ended December 31, (in millions of U.S. dollars)
	2021	2020
Products	15.3	17.8
Services	25.0	19.8
Total Revenues	40.3	37.6

Revenues.  In 2021, our revenues increased by approximately $2.7 million, or approximately 7.2%, compared to 2020 due to an increase of approximately $5.2 million in services revenues, offset by a decrease of approximately $2.5 million in product revenues. The increase in services revenues relates mainly to an increase in revenues in North America and Asia. The decrease in product revenues relates to Asia.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2021	2020	2021	2020
North America	21.8	20.3	54.1	54.0
Asia	14.7	15.2	36.5	40.4
Latin America	1.1	0.2	2.7	0.5
EMEA (including Israel)	2.7	1.9	6.7	5.1
Total revenues	40.3	37.6	100%	100%

In 2021, our three largest customers amounted to approximately 88% of our total consolidated revenues. In 2020 our three largest customers amounted to approximately 93% our total consolidated revenues.

Cost of Revenues and Gross Profit

	Year Ended December 31, (in millions of U.S. dollars)
	2021	2020
Products	5.5	5.4
Services	5.9	5.4
Total cost of revenues	11.4	10.8
Gross profit	28.9	26.8

Cost of Revenues. During 2021, our gross profit as a percentage of revenues, calculated to include variable costs such as salaries and related expenses was approximately 71.6% compared to approximately 71.4% in 2020.

Our cost of revenues for 2021 includes an expense of approximately $0.2 million for share-based compensation, as compared to approximately $106,000 for share-based compensation in 2020.

The following table provides the operating costs and expenses of the Company in 2021 and 2020 as well as the percentage change of such expenses in 2021 as compared to 2020.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2021	2020	2021 vs. 2020
Research and development	20.3	19.2	5.7
Less royalty-bearing participation	0.5	1.3	(61.5)
Research and development, net	19.8	17.9	10.6
Sales and marketing	10.4	9.7	7.2
General and administrative	4.2	3.8	10.5
Total operating expenses	34.4	31.4	9.6

Research and Development Expenses. Research and development expenses, gross, increased from approximately $19.2 million in 2020 to approximately $20.3 million in 2021. As a percentage of total revenues, research and development expenses, gross, decreased from approximately 51.1% in 2020 to approximately 50.5% in 2021. The increase in our gross research and development expenses is attributable mostly to the strengthening of the New Israeli Shekel during 2021 and to an increase in share-based compensation expenses in 2021 compared to 2020. As of December 31, 2021, our total research and development headcount, including contractors, was 142, compared to 144 employees and contractors as of December 31, 2020. Our research and development costs included an expense of approximately $1,368,000 for share-based compensation in 2021, as compared to approximately $879,000 for share-based compensation in 2020.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses. Sales and marketing expenses increased from approximately $9.7 million in 2020 to approximately $10.4 million in 2021. The increase in our sales and marketing expenses is mainly related to an increase in the global sales headcount. As a percentage of total revenues, sales and marketing expenses were 25.7% in 2021, with no significant change from 25.8% in 2020. Our sales and marketing expenses included an expense of approximately $865,000 for share-based compensation in 2021, as compared to approximately $536,000 for share-based compensation in 2020.

General and Administrative Expenses. General and administrative expenses increased from approximately $3.8 million in 2020 to approximately $4.2 million in 2021. The increase in our general and administrative expenses is mainly attributed to an increase in share-based compensation expenses in 2021 compared to 2020. As a percentage of total revenues, general and administrative expenses were 10.4% in 2021, with no significant change from 10.2% in 2020. Our general and administrative expenses included approximately $916,000 for share-based compensation in 2021, as compared to approximately $648,000 for share-based compensation in 2020.

Financial Income, Net. In 2021, the financial income, net, was approximately $0.4 million, as compared to financial income, net, of approximately $0.8 million in 2020. The decrease in our financial income, net is related to a negative impact of currency exchange rates and a decrease in interest income from short-term bank deposits.

Taxes on Income. In 2021, we recorded tax expenses of approximately $124,000 as compared to tax expenses of approximately $220,000 in 2020. Tax expenses are comprised from tax expenses of RADCOM India and RADCOM US, as well as withholding taxes that were deducted by our customers.

Comparison of Financial Data for Year Ended December 31, 2020, compared with Year Ended December 31, 2019

For a discussion of the financial data for the year ended December 31, 2020, compared with the year ended December 31, 2019, see “Item 5.A. —Operating and Financial Review and Prospects—Operating Results—Summary of Our Financial Performance for the Fiscal Year Ended 2020 Compared to the Fiscal Year Ended 2019” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and the financing activities are made in U.S. dollars. We also generate revenues in BRLs, euros and other currencies; however, we consider the U.S. dollar to be our functional currency. In the future additional revenues may be denominated in currencies other than U.S. dollars.

Since a significant portion of our expenses is in NIS, as we pay our Israeli employees’ salaries in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the U.S. dollar. Fluctuations in exchange rates between the U.S. dollar, the BRL, euro, and other currencies in which we generate revenue, and the U.S. dollar, may also have an effect on our results of operations. With respect to our Brazilian subsidiary, the functional currency has been determined to be their local currency. Assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive loss in shareholders’ equity.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense. Based on our budget for 2022, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $650,000 per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $38.4 million and an additional $1.3 million of capital loss as of December 31, 2021. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E — Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $14.3 million on December 31, 2021, for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds from our private and public offerings, proceeds from the exercise of options and warrants and royalty-bearing participation from the IIA and others. Cash and cash equivalents and short-term bank deposits on December 31, 2021, and 2020, were approximately $70.6 and $69 million, respectively.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in 2022. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash Provided by (Used in) Operating Activities. Net cash provided by operating activities was approximately $2 million in 2021 compared to net cash used in operating activities of approximately $0.05 million in 2020.

The positive net cash flow in 2021 was primarily due to share-based and restricted share compensation expenses of approximately $3.4 million, a decrease in trade receivables of approximately $2.4 million, an increase in trade payable of approximately $1.0 million, an increase in other liabilities and accrued expenses of approximately $0.7 million, and depreciation of $0.5 million. This was partially offset by net loss of approximately $5.3 million, an increase in inventories of approximately $0.4 million and an increase in deferred revenue and advances from customers of approximately $0.4 million.

The negative net cash flow in 2020 was primarily due to net loss of approximately $4 million, an increase in trade receivables of approximately $1.7 million, a decrease in trade payables of approximately $0.8 million, a decrease in accrued interest on short-term bank deposits of approximately $0.4 million and a decrease in operating lease right-of-use assets and liabilities, net and effect of exchange rate differences of approximately $0.3 million. This was partially offset by an increase in deferred revenue and advances from customers of approximately $2.3 million, share-based and restricted share compensation expenses of approximately $2.2 million, a decrease in inventories of approximately $0.8 million, depreciation of approximately $0.7 million, an increase in other liabilities and accrued expenses of approximately $0.5 million and an increase in employees and payroll accruals of approximately $0.3 million.

The trade receivables and days of sales outstanding are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2021 decreased to approximately $10 million from approximately $12.4 million in 2020.

The increase in inventories in 2021 was mainly due to an increase in inventory delivered to customers for which revenue criteria have not been met and recognized.

Net Cash Provided by (Used in) Investing Activities.  Our investing activities generally consist of the purchase of equipment and investment in short-term bank deposits. Net cash used in investing activities in 2021 was approximately $3.5 million, compared to net cash provided by investing activities in 2020 of $7.6 million. In 2021, we invested approximately $58.6 million in a short-term bank deposit, received approximately $55.5 million from the maturity of a short-term bank deposit and invested approximately $0.4 million for the purchase of equipment. In 2020, we received approximately $63.1 million from the maturity of a short-term bank deposit, invested approximately $55.1 million in a short-term bank deposits and invested approximately $0.4 million for the purchase of equipment.

Net Cash provided by (Used in) Financing Activities. In 2021 and in 2020, there was no net cash provided by or used in financing activities.

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

We have also entered into a number of limited term engagements with Matrix IT Ltd. or its affiliated companies (as described under “Item 7.B-Major Shareholders and Related Party Transactions-Related Party Transactions”), or Matrix, for certain software and/or services used in connection with the development of our solutions. Members of our Board of Directors and management reviewed the pricing of such agreements and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties. As of January 1, 2022, Matrix is no longer considered as a related party.

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the IIA at the rates that range from 20% to 50% of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the R&D Law. We recorded such grants from the IIA in the total amount of approximately $0.5 million in 2021 and $1.3 million in 2020. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants. In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2021 and 2020 were approximately $1.2 million and $1.1 million, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2021 were approximately $48.4 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate is LIBOR. As of December 31, 2021, the accumulated interest was approximately $23.5 million, the accumulated royalties paid to the IIA were approximately $18.6 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $53.3 million.  The United Kingdom’s Financial Conduct Authority, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the SOFR, in June 2023. As of the date of this Annual Report, the IIA has not yet published the alternative interest that will be applied on the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this Annual Report, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

We are obligated to pay to the MOE, royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved (2012 for India, and 2014 for China), over a period of five years but not more than the total linked amount of the grant received. During 2018, the Company paid an aggregate amount of $9,000 of royalties to the MOE. No royalties were required to be paid during 2021. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2021, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $423,000. For additional information, see “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4.B—Information on the Company—Business Overview—Research and Development,” “Item 4.B—Information on the Company—Business Overview—Proprietary Rights”, and “Item 5—Operating and Financial Review and Prospects—Research and Development” and “Item 5.A—Operating and Financial Review and Prospects—Operating Results”.

D.	TREND INFORMATION

During 2021, we saw more deployments of 5G SA by CSPs, but still at initial phases of operation. According to industry research, about 20% of the market is trailing 5G networks so we expect that the number of 5G SA deployments will grow during 2022, although the pace of such growth is still unknown. CSPs are continuing to invest in 5G networks and more devices have become commercially available despite the global COVID-19 pandemic and economic disruption. We saw the mobile industry continuing to allocate 5G spectrum and the investment in 5G SA networks in both trials and live deployments.

The COVID-19 global pandemic did not have a significant impact on our operations during the year ended on December 31, 2021. Although there is still some uncertainty as to the global effects of the COVID-19 pandemic, which could affect our future sales cycles, based on our current visibility we believe that telecom market will continue to remain resilient and that the COVID-19 pandemic will not have a material impact on the next phases of rollout of 5G. During 2021, as was the case during 2020, our top priority has been the health and welfare of our employees, customers and vendors. We continued to efficiently facilitate secure work-from-home arrangements for all employees, allowing them to continue our product development activities and to support our customers and sales processes without interruption. We continued and will continue to follow local and regional guidelines regarding safe distancing and stay-at-home policies.

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

We consider customer experience as another driver for CSPs to invest in solutions that enable them to better monitor and proactively offer resolution and upgrade of quality of service.

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

E.	CRITICAL ACCOUNTING ESTIMATES

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

We recognize compensation expenses for the value of our awards over the requisite service period of each of the awards. For graded vesting awards subject to service conditions only, we use the straight-line attribution method. We estimate expected forfeitures.

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for our stock options awards. This option-pricing model requires several assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term, as management believes that this is the best indicator of future volatility. The expected term was generated by running the Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor is estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company estimates expected forfeitures. Historically the Company has not paid dividends and in addition has no plans in the foreseeable future to pay dividends, and therefore use an expected dividend yield of zero in the option pricing model.

Determining the fair value of share-based awards at the grant date requires the exercise of judgment.

Other than a grant of 35,100 options to purchase our ordinary shares granted to our director, Zohar Zisapel, no other options to purchase ordinary shares (other than RSUs) were granted by us during the years ended December 31, 2021, 2020 and 2019.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	68	Executive Chairman of our Board of Directors
Matty Karp (1)(4)(5)	72	Director
Mirella Kuvent (1)(2)(4)	61	Director
Oren Most (1)(3)(4)(5)	71	Director
Yaron Ravkaie	53	Director
Rami Schwartz (1)(5)	64	Director
Zohar Zisapel	73	Director
Eyal Harari	45	Chief Executive Officer
Hadar Rahav	34	Chief Financial Officer
Hilik Itman	50	Chief Operating Officer
Rami Amit	56	Chief Technology Officer and Head of Product

(1)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(2)	Chairman of Audit Committee.

(3)	Chairman of Compensation Committee.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

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

Ms. Mirella Kuvent has served as a director since July 2019. Ms. Kuvent served as an external director and member of the risk management and audit committees for Diners Club Israel Ltd. and Diners Finance Ltd from 2018 until 2021. Ms. Kuvent has also served as an external director to Ham-Let (Israel Canada) Ltd. from 2007 to 2013 and for the Company for the Reconstruction and Development of the Jewish Quarter in the Old City of Jerusalem Ltd. from 2014 to 2017 and has been a member of finance committees, audit committees and compensation committees, having also served as chair of an audit committee. Ms. Kuvent also has extensive experience in senior commercial, marketing and business development roles with technology companies offering solutions to communications services providers as well as with a large communication services company. Ms. Kuvent holds a B.A. in business administration from Fundação Getúlio Vargas and an M.B.A. from the Hebrew University of Jerusalem.

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

Ms. Hadar Rahav has served as our Chief Financial Officer since January 2022. Ms. Rahav joined us in May 2020 as our Head of Global Finance. Prior to joining our Company, Ms. Rahav served as Corporate Director of Finance at TAT Technologies Ltd. (Nasdaq: TATT; TASE: TATT.TA) from 2018 until 2020, and as Corporate Controller at Electra Consumer Products (1970) Ltd. (ECP.TA) from 2015 until 2018. Before 2018, Ms. Rahav served in various positions with Ernst & Young Israel. Ms. Rahav holds a BA (cum laude) in Business Management Accounting and Risk Management from the College of Management and Academic Studies, Rishon Le-Zion and is certified in Israel as a CPA.

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

B.	COMPENSATION

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Eyal Harari, CEO	2021	300,000	154,189	358,953	40,040	853,182
Hilik Itman, COO	2021	263,023	113,840	274,389	57,000	708,252
Rami Amit, CTO and Head of Product	2021	270,208	105,346	157,662	57,000	590,216
Amir Hai, Former CFO	2021	174,021	39,492	54,193	52,459	320,165
Rachel (Heli) Bennun, Executive Chairman of our Board of Directors	2021	92,866	40,000	90,553	26,225	249,644

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2021. The grants awarded during 2021 and 2022 were for a vesting term of up to 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

The bonus paid to our CEO is based on a formula which takes into consideration independent measurable and non-measurable components and which was approved by Board of Directors in accordance with the Compensation Policy and the CEO’s amended terms of employment approved by general meeting of our shareholders on July 8, 2021.

The bonus and commission payments made to our other officers are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our Compensation Policy, as approved by our shareholders from time to time and most recently on July 11, 2019, as amended on July 8, 2021.

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2021, was approximately $1.9 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $0.2 million that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2021, our office holders, as such term is defined in the Israeli Companies Law, 1999, or Office Holders, who are not directors, received, in the aggregate, 65,000 restricted share units, or RSUs, under our 2013 Share Option Plan, or the 2013 Plan. The RSUs have a vesting schedule of four years over equal annual installments commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2021, our current directors and officers, as a group, held options to purchase an aggregate of 103,102 ordinary shares of the Company and 232,901 RSUs that were granted under our 2013 Plan.

Our directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation currently paid to our independent directors as approved by a resolution of our shareholders in the annual general meeting held on July 9, 2020 (other than to our Executive Chairman, as of September 10, 2015) is an annual fee of NIS 52,000 (currently equivalent to approximately $15,672) and a per meeting attendance fee of NIS 2,000 (currently equivalent to approximately $603). In addition, upon his or her election or re-election, each of our non-executive directors receives a grant of 11,000 RSU or the equivalent in options to purchase ordinary shares, vesting over a period of three years.

Share Option Plans

On April 3, 2013, our Board of Directors adopted the 2013 Plan. The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. As of March 25, 2022, we have granted 1,273,902 options and 2,198,298 RSUs under the 2013 Plan. In addition, we granted 60,000 RSUs to our CEO in February 2022, which are pending shareholders’ approval. Options and RSUs granted under our 2013 Plan generally vest over a period of between one and four years, with expiration term for options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The 2013 Plan is administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the 2013 Plan, including determining who will receive an option award and the terms and conditions of the option awards. In November 2021, our board of directors resolved to increase the number of outstanding shares reserved under the 2013 Plan by an additional 1,500,000 ordinary shares to an aggregate of 1,342,991] ordinary shares.

We measure the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $3.4 million for share-based compensation plans during 2021. In February 2022 and During 2021, we granted 298,000 and 782,350 RSUs, respectively, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(n) and 11(b) of the Notes to the Consolidated Financial Statements for further information.

As of March 25, 2022, there were 77,149 outstanding options to purchase ordinary shares and 1,041,614 unvested RSUs under our 2013 Plan.

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

Compensation Policy

On June 5, 2019, our Compensation Committee and Board of Directors approved our compensation policy for our Executive Officers and Directors, and our shareholders approved the compensation policy on July 11, 2019. On July 8, 2021, our shareholders approved an amendment to our compensation policy. We plan to submit the compensation policy for the reapproval of our shareholders in our 2022 annual shareholders meeting. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee.”

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), and our non-executive directors, Matty Karp, Mirella Kuvent, Oren Most, Yaron Ravkaie, Rami Schwartz, and Zohar Zisapel. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  All of our directors were elected in by our shareholders in our annual general meeting. The terms of office of Mr. Schwartz and Mr. Most will expire on our 2024 annual general meeting. The terms of office of Mr. Zisapel, Mr. Ravkaie and Ms. Kuvent will expire on our 2023 annual general meeting. The terms of office of Ms. Bennun and Mr. Karp will expire on our 2022 annual general meeting. None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

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

Audit Committee

The current members of our Audit Committee are Mirella Kuvent, Matty Karp and Oren Most. Ms. Kuvent is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is independent within the meaning of the Nasdaq Listing Rules. Our Board of Directors has also determined that Oren Most is an “Audit Committee Financial Expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and that he has the requisite experience under Nasdaq Listing Rules.

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

Compensation Committee

The current members of our Compensation Committee are Oren Most, Matty Karp and Rami Schwartz. Mr. Most is the Chairman of the Compensation Committee. Our Board of Directors has determined that each of the members of our Compensation Committee is independent within the meaning of the Nasdaq Listing Rules.

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

On June 5, 2019, our Compensation Committee and Board of Directors approved an amended compensation policy for Executive Officers and Directors, and our shareholders approved such compensation policy on July 11, 2019. On July 8, 2021, our shareholders approved an amendment to our Compensation Policy. We plan to submit the Compensation Policy for the reapproval of our shareholders in our 2022 annual shareholders meeting, as required under the Israeli Companies Law.

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

Our total headcount as of December 31, 2021, was 278, compared to 276 in 2020 and 282 in 2019, including full-time and part-time employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	95	33	3	13	144
India	13	34	0	2	49
United States	0	19	0	2	21
Brazil	0	8	0	1	9
Other	34	21	0	0	55
Total	142	115	3	18	278

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 25, 2022, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 25, 2022, and restricted share units, or RSUs, that shall vest within 60 days of March 25, 2022, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 14,427,717 ordinary shares outstanding as of March 25, 2022.

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

As of March 25, 2022, our ordinary shares had a total of 16 holders of record, of which 9 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
Zohar Zisapel	2,895,782	(3)	20.0%
Yelin Lapidot Holdings Management Ltd.	1,629,243	(4)	11.3%
Lynrock Lake LP	1,004,454	(5)	7.0%

Directors and Officers, except for Zohar Zisapel
Rachel (Heli) Bennun	*		*
Matty Karp	*		*
Mirella Kuvent	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
Rami Schwartz	*		*
Eyal Harari	*		*
Hadar Rahav	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group, except for Zohar Zisapel (10 persons)	180,247	(6)	1.3%

*	less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 25, 2022.

(2)	The percentage of outstanding ordinary shares is based on 14,427,717 ordinary shares outstanding as of March 25, 2022. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 25, 2022. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)	Includes (i) 2,332,185 ordinary shares held by Mr. Zohar Zisapel, (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, and (iv) 21,450 ordinary shares issuable upon exercise of options, currently exercisable or exercisable within 60 days of March 25, 2022. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel, may be deemed the beneficial owner of 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun, holds 15,502 ordinary shares, and 1,832 RSUs which shall vest within 60 days of March 25, 2022. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)	Based on a Schedule 13G/A filed with the SEC on February 7, 2022. Includes 781,250 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and 847,993 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd, each of which a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (each a “Yelin Lapidot Holder”). Each of Dov Yelin and Yair Lapidot owns 24.4% of the share capital and 25.0% of the voting rights of Yelin Lapidot Holdings Ltd. The address of each of the Yelin Lapidot Holders and each of Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. Each of the Yelin Lapidot Holders and Messrs. Yelin and Lapidot and is a resident of Israel.

(5)	Based on a Schedule 13G filed with the SEC on February 14, 2022. Includes 1,004,454 Ordinary Shares held by Lynrock Lake LP (the “Investment Manager”), the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(6)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of March 25, 2022, and have, therefore, not been separately disclosed. The number of shares is comprised of 162,365 ordinary shares, 8,000 ordinary shares issuable upon exercise of options exercisable within 60 days of March 25, 2022, and 9,882 RSUs that will vest within 60 days of March 25, 2022.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the decrease in the percentage of ownership held by Raging Capital Management, LLC under 5% as of 2020 and the increase in the percentage of ownership held by Lynrock Lake LP above 5% as of 2021.

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

Members of the RAD-BYNET group may provide to us, for which we pay on market terms and rates. The aggregate amount of such purchases was approximately $479,000 in 2021.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Mr. Yehuda Zisapel and his wife, Ms. Nava Zisapel, and Mr. Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amount of lease and maintenance payments was approximately $830,000 in 2021.

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

Matrix IT Ltd.

Mr. Amir Hai, our former Chief Financial Officer, served as a member of the board and Chairman of the Audit Committee of Matrix IT Ltd., or Matrix., an Israeli technology company offering a broad array of project and technology services. Among other things, Matrix is a certified distributor of the Red Hat OpenStack platform. The Company, from time to time, has entered and expects to continue to enter into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects, the use of the Red Hat OpenStack platform or the outsourcing of certain developments services from Infinity Labs, a Matrix affiliated company. The terms of the transactions in which we have entered and are currently engaged with Matrix and/or its affiliates are believed to be no less favorable to us than terms that might be available to us from unrelated third parties. In 2021, we purchased products and services from Matrix and its affiliates as a related party in the amount of approximately $121,000.  Future transactions and arrangements (or modifications of existing ones) with Matrix or its affiliated companies will not require approval by our board of directors since Mr. Hai is no longer an office holder in our Company.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2021 and 2020, the amount of our export sales was approximately $37.9 million and $36.1 million respectively, which represented 94% of our total sales and 96% of our total sales respectively.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2021.

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

Israeli Tax Considerations

The following is a summary of certain tax consequences applicable to companies incorporated in Israel, with special reference to its effect on us, as well as a summary of Israeli government programs that benefit us. The following also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares.

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which changes could affect the tax consequences described below. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

Tax benefits under the Law for the Encouragement of Capital Investments, 1959, or the Encouragement of Capital Investments Law:

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

In December 2016, the Israeli Parliament enacted the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 thereto, or Amendment 73. Amendment 73, which came into effect in January 2017, prescribes special tax tracks for Preferred Technological Enterprises, granting such enterprises a corporate tax rate of 7.5% in Development Area A and 12% in other areas, and setting a corporate tax rate of 6% for enterprises that qualify as a Special Preferred Technological Enterprise.

Under Amendment 73, dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of income that qualifies as “Preferred Technological Income,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the Israel Tax Authority allowing for such 20% tax rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply. If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the Israel Tax Authority).

In order to be eligible for the reduced tax rates, a company must meet certain criteria as set forth in Amendment 73 including that R&D expenses and employee level remain at a certain rate.

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2021.

Capital Gains Tax on Sales of Our Ordinary Shares

Generally, as to Israeli residents, the Israeli tax law imposes a capital gains tax on the gain from the sale of any capital assets by Israeli residents, whether such gain was sourced in Israel or abroad. As to non-Israeli residents, the Israeli tax law generally imposes a capital gains tax on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and are a direct or indirect right to an asset or inventory located in Israel; (c) are shares or rights to shares in an Israeli resident corporation; or (d) are rights in a foreign resident corporation (non-Israeli corporation) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Under the Israeli Income Tax Ordinance [New Version], 1961, there is a distinction between a real gain and inflationary surplus. The inflationary surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. Inflationary surplus is currently not subject to tax in Israel.

The tax rate applicable to real gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who holds, alone or together with a family relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (for fiscal year 2022, up to 50% for individuals and for Israeli resident corporations, the corporate tax rate is 23%).

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel (and certain other conditions are fulfilled). However, non-Israeli “body of persons” (as defined in the Ordinance, which includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli body of persons or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

U.S.-Israel Tax Treaty

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, under certain terms, (c) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (d) the capital gain arising from such sale, exchange or disposition is attributed to royalties, or (e) such resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

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

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% for individuals, if such individual is a Substantial Shareholder at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a tax certificate is obtained from the Israeli Tax Authority authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). If the dividend is distributed from preferred income from a preferred enterprise, the tax rate is 20% (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the Israel Tax Authority allowing for such tax rate).

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of an Approved Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation throughout the paying corporation’s taxable year in which the dividend is paid and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. recipient in Israel. A valid withholding certificate from the Israel Tax Authority allowing for such reduced treaty tax rates must be presented in advance of payment.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that (i) such income was not generated from business conducted in Israel by such non-Israeli resident; (ii) the non-Israeli resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the non-Israeli resident is not liable to Surtax (as explained below).

Israeli Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash, cash equivalents, and short-term bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents and short-term bank deposits are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 0.09%-2.75%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2022, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately 1.9 million per year and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately 80,000 per year and vice versa.

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

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2021. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2021, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2021, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2021 and 2020 were, respectively:

	2021	2020
Audit Fees	$257,500	$217,500
Audit Related Fees	$9,000	$3,000
Tax Fees	$12,747	$18,700
All Other Fees	$-	$-
Total	$279,247	$239,200

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020 the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 29, 2022 expressed an unqualified opinion thereon.

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

Auditing the Company’s recognition of revenue was complex and involved a high degree of auditor judgment due to the effort to evaluate i) the identification and determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together, such as software licenses and related services and ii) the determination of SSP for each distinct performance obligation and whether it depicts the amount that the Company expects to receive in exchange for the related product and/or service

How We Addressed the Matter in Our Audit

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
March 29, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on Internal Control over Financial Reporting

We have audited RADCOM Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, RADCOM Ltd. and its subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020 and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and our report dated March 29, 2022 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 29, 2022

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$11,948	$13,548
Short-term bank deposits	58,621	55,413
Trade receivables, net	10,031	12,446
Inventories	931	540
Other accounts receivable and prepaid expenses	1,964	1,437
Total current assets	83,495	83,384

NON- CURRENT ASSETS:

Severance pay fund	3,840	3,814
Other long-term receivables	1,258	2,185
Property and equipment, net	1,260	1,311
Operating lease right-of-use assets	1,808	2,945
Total non-current assets	8,166	10,255
Total assets	$91,661	$93,639

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2021	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,651	$1,592
Employees and payroll accruals	4,422	4,414
Deferred revenues and advances from customers	2,700	3,149
Current maturities of lease liabilities	1,045	1,028
Other liabilities and accrued expenses	5,428	4,721
Total current liabilities	16,246	14,904

NON-CURRENT LIABILITIES:
Accrued severance pay	4,335	4,473
Operating lease liabilities	894	2,008
Other liabilities and accrued expenses	32	235
Total non-current liabilities	5,261	6,716

Total liabilities	$21,507	$21,620

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2021 and 2020; 14,191,218 and 13,967,488 shares issued and 14,155,186 and 13,931,456 shares outstanding at December 31, 2021 and 2020, respectively	$669	$657
Additional paid-in capital	143,473	140,129
Accumulated other comprehensive loss	(2,620)	(2,662)
Accumulated deficit	(71,368)	(66,105)
Total shareholders’ equity	70,154	72,019
Total liabilities and shareholders’ equity	$91,661	$93,639

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2021	2020	2019
Revenues:
Products	$15,336	$17,742	$16,382
Services	24,946	19,820	16,300
Projects	-	-	328

	40,282	37,562	33,010

Cost of revenues:
Products	5,543	5,340	4,811
Services	5,880	5,418	5,022
Projects	-	-	84

	11,423	10,758	9,917

Gross profit	28,859	26,804	23,093

Operating expenses:
Research and development	20,347	19,199	18,578
Less - royalty-bearing participation	537	1,358	1,838

Research and development, net	19,810	17,841	16,740

Sales and marketing	10,358	9,709	10,514
General and administrative	4,184	3,836	3,674

Total operating expenses	34,352	31,386	30,928

Operating loss	(5,493)	(4,582)	(7,835)

Financial income, net	354	810	1,172

Loss before taxes on income	(5,139)	(3,772)	(6,663)

Taxes on income	(124)	(220)	(169)

Net loss	$(5,263)	$(3,992)	$(6,832)

Basic and diluted net loss per Ordinary Share	$(0.37)	$(0.29)	$(0.50)

Weighted average number of Ordinary Share used in computing basic and diluted net loss per Ordinary Share	14,124,404	13,927,788	13,779,885

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net loss	$(5,263)	$(3,992)	$(6,832)

Other comprehensive income (loss):
Foreign currency translation adjustments	42	(28)	(22)
Total other comprehensive loss	42	(28)	(22)
Comprehensive loss	$(5,221)	$(4,020)	$(6,854)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2019	13,699,727	$643		$135,730	$(2,612)	$(55,281)	$78,480

Share-based compensation and RSUs	-	-		2,228	-	-	2,228
Exercise of options into Ordinary Shares	2,250		*	16	-	-	16
RSUs vested	84,176	5		(5)	-	-	-
Net loss	-	-		-	-	(6,832)	(6,832)
Other comprehensive loss	-	-		-	(22)	-	(22)
Balance as of December 31, 2019	13,786,153	$648		$137,969	$(2,634)	$(62,113)	$73,870

Share-based compensation and RSUs	-	-		2,169	-	-	2,169
RSUs vested	145,303	9		(9)	-	-	-
Net loss	-	-		-	-	(3,992)	(3,992)
Other comprehensive loss	-	-		-	(28)	-	(28)
Balance as of December 31, 2020	13,931,456	$657		$140,129	$(2,662)	$(66,105)	$72,019

Share-based compensation and RSUs	-	-		3,356	-	-	3,356
RSUs vested	223,730	12		(12)	-	-	-
Net loss	-	-		-	-	(5,263)	(5,263)
Other comprehensive income	-	-		-	42	-	42
Balance as of December 31, 2021	14,155,186	$669		$143,473	$(2,620)	$(71,368)	$70,154

*)	Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net loss	$(5,263)	$(3,992)	$(6,832)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	540	699	752
Share-based compensation	3,356	2,169	2,228
Change in:
Severance pay, net	(164)	120	81
Trade receivables, net	2,412	(1,653)	9,303
Other account receivables and prepaid expenses	289	114	(1,753)
Inventories	(410)	811	(1,135)
Trade payables	1,017	(773)	998
Employees and payroll accruals	16	314	717
Other liabilities and accrued expenses	724	530	2,694
Deferred revenue and advances from customers	(411)	2,267	562
Net effect of exchange rate differences and other on operating lease right-of-use assets and liabilities	40	(297)	388
Accrued interest on short-term bank deposits	(144)	(359)	(1,163)
Net cash provided by (used in) operating activities	2,002	(50)	6,840

Cash flows from investing activities:

Net proceeds from (investment in) short-term bank deposits	(3,064)	8,026	(61,917)
Purchase of property and equipment	(437)	(427)	(699)
Net cash provided by (used in) investing activities	(3,501)	7,599	(62,616)

Cash flows from financing activities:

Exercise of options into Ordinary Shares	-	-	16
Net cash provided by financing activities	$-	$-	$16

Foreign currency translation adjustments on cash and cash equivalents	$(101)	$(202)	$(27)

Increase (decrease) in cash and cash equivalents	(1,600)	7,347	(55,787)
Cash and cash equivalents at beginning of the year	13,548	6,201	61,988
Cash and cash equivalents at end of the year	$11,948	$13,548	$6,201

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2021	2020	2019
(a)	Non-cash investing activities:

	Purchase of property and equipment	$55	$36	$47
	Net increase (decrease) in operating lease right-of-use assets	$117	$(1,492)	$1,133
(b)	Cash paid during the year for:
	Taxes on income	$82	$128	$118

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.	RADCOM Ltd. (the “Company”), an Israeli corporation, is a leading provider of 5G ready cloud-native, network intelligence and service assurance solutions for telecom operators (“CSP”). The Company’s solutions support CSPs in their transition to virtualization and 5G networks, delivering dynamic, on-demand service assurance and network troubleshooting for real time customer and service insights The Company’s solutions include RADCOM Service Assurance, a cloud-native, 5G-ready, fully virtualized service assurance solutions which allows telecom operators to gain end-to-end network visibility and customer experience insights across all networks; RADCOM Network Visibility, a cloud-native network packet broker and filtering solution that allows CSPs to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and RADCOM Network Insights, a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. The Company specializes in solutions for next-generation mobile and fixed networks, including 5G, Long Term Evolution (“LTE”), Voice over LTE (“VoLTE”), Voice over Wifi (“VoWifi”), IP Multimedia Subsystem (“IMS”), Voice over IP (“VoIP”), and Universal Mobile Telecommunication Service (“UMTS”). The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil. The Company also has a wholly-owned subsidiary in India, that primarily provides customer support and development services worldwide.

b.	The Company depends on a limited number of customers for selling its solution. Such customers accounted for 88% of the Company’s revenues for the year ended December 31, 2021. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note 12b).

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters.”

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year and which do not meet the definition of cash equivalents . Such deposits include annual interest rates ranging between 0.56%-1.6% resulting in accrued interest of $144  and $359 as of December 31, 2021 and 2020, respectively. The deposits are presented according to their terms.

f.	Trade receivables:

Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for credit losses. The Company grants credit to customers without generally requiring collateral or security. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss). Allowance for credit losses as of December 31, 2020 and 2021, amounted to $5 for both years.

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

The total inventory write-offs during the year ended December 31, 2020 amounted to $14.

No inventory write-offs were recorded during the years ended December 31, 2021 and 2019.

i.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers and electronic equipment	15 - 33
Office furniture and equipment	6 - 20
Leasehold improvements	At the shorter of the lease period or useful life of the leasehold improvement

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2021, 2020 and 2019, no impairment losses were identified.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Leases

Under ASC 842, “Leases” (“ASC 842”), the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract includes an identified asset, (2) whether the Company obtains substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct how and for what purpose the identified asset is used throughout the period.

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

The Company generally considers either agreements or purchase orders, which in some cases are governed by master agreements, to be contracts with customers. In evaluating the contract with a customer, the Company analyzes the customer’s intent and ability to pay the amount of promised consideration and considers the probability of collecting substantially all of the consideration.

b)	Identify the performance obligations in the contract:

At a contract’s inception, the Company assesses the goods or services promised in a contract with a customer and identifies the performance obligations.

The main performance obligations would generally include:

License for the Company’s software solutions, professional services, managed services, service type warranty and post-contract customer support, each of which are distinct.

c)	Determine the transaction price:

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Generally, the Company doesn’t grant its customers a right to return the products sold. However, in some cases, the arrangements may include refunds, liquidated damages, penalties or other damages if the Company fails to deliver future goods or services or if the goods or services fail to meet certain specifications to acceptance criteria. All of the above are accounted for as variable considerations, which may result in an adjustment to the transaction price.

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

The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. As the period of time between delivery and payment for most of the Company's contracts is less than one year, these contracts are not assessed for a significant financing component. In other contracts, the Company determined that those contracts generally do not include a significant financing component, as the primary purpose of the invoicing terms for these contracts is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive or provide financing.

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

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time.

Products: Revenues from software solutions which include customer acceptance or software license only contracts, are recognized at a point in time of the acceptance of the solution or the point in time the software license is delivered.

Services: Revenues related to managed services, maintenance, support and post-contract customer support are recognized over time on a straight-line basis. Professional services revenues are recognized as services are performed.

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

See also Note 3 for additional revenue recognition disclosures.

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

The Company recognizes compensation expenses for the value of its awards over the requisite service period of each of the awards. For graded vesting awards subject to service conditions only, the Company uses the straight-line attribution method. The Company estimates expected forfeitures.

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated by running the Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the share price must increase over the exercise price before employees are expected to exercise their share options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option-pricing model

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

No options were granted in 2021 and 2019. The fair value for options granted in 2020 is estimated at the date of grant with the following weighted average assumptions:

2020

Dividend yield	0%
Expected exercise factor	2.67
Expected volatility	41.92%-45.21%
Risk-free interest	0.25%-0.27%
Expected life (in years)	4.32-4.75

Change in Accounting Principle - Share-based Compensation

In 2021, the Company elected to change its accounting policy for recognizing share-based compensation expense for graded vesting share awards subject to service conditions only by applying the straight-line attribution method instead of the accelerated attribution method and using an estimated forfeiture rate of awards expected to be forfeited for each award rather than account for the forfeitures as they occur. The change in the recognition of share-based compensation expense represents a change in accounting principle which the Company believes to be preferable because the straight-line attribution method is the predominant method used in its industry and because estimating forfeitures will result in a more accurate attribution of share-based compensation expense since the Company has accumulated during the last few years sufficient historical experience to make a reasonable estimate of the forfeiture pattern of its employees.

A change in accounting principle requires retrospective application, if material. The impact of the change in the accounting policy described above to the Company's time-based awards was immaterial to prior periods and to the year ended December 31, 2021. As a result, the Company has accounted for the cumulative effect of this change in its consolidated results for the year ended December 31, 2021. The effect of the new policy was a decrease in net loss of $141, or $0.01 per share (basic and diluted), for the year ended December 31, 2021.

o.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred except for royalty-bearing participation from the IIA as described in Note 2p.

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

q.	Income (loss ) per share:

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income (loss) per share was, 956,356, 877,195 and 802,159 for the years ended December 31, 2021, 2020 and 2019, respectively.

r.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Deferred tax assets and liabilities are classified as noncurrent on the balance sheet.

The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will be realized.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income tax uncertainties:

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2021 and 2020, no liability for unrecognized tax benefits was recorded.

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

Severance expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $922, $1,195, and $1,150, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

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

Level 2 - Other inputs that are directly or indirectly observable in the marketplace.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Recently issued and adopted accounting standards:

In December 2019, the FASB issued Accounting Standards Update (“ASU”) No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2020-12”), which simplifies the accounting for income taxes. ASU 2019-12 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2020. The adoption of this standard did not have a material effect on the Company’s consolidated financial statements.

y.	Recently issued accounting standards:

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance (ASU 2021-10), which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity's financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company will adopt this standard on January 1, 2022. The Company does not expect that the adoption of this standard will result in a material impact on the Company's consolidated financial statements.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - REVENUES (Cont.)

Deferred commission costs capitalized are periodically reviewed for impairment. As of December 31, 2021 and 2020, the deferred commission costs capitalized included within other long-term receivables in the consolidated balance sheets were $1,052 and $1,994, respectively. During the year ended December 31, 2021, the Company recorded new contract acquisition assets in the amount of $248 and amortized $1,190 of capitalized contract acquisition costs into sales and marketing expense. No impairment losses were recognized during such period.

Contract balances:

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2021 and 2020, unbilled receivables balances amounted to $1,457 and $2,570, respectively and are included within trade receivables balance in the Company’s balance sheets.

As of December 31, 2021, the Company had $39,927 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 67% of this amount as revenues during the next 12 months and the rest thereafter.

During the year ended December 31, 2021, the Company recognized $2,333 that was included in deferred revenues (short-term contract liability) balance on January 1, 2021.

For disaggregation of revenues please see Note 12b.

NOTE 4: - INVENTORIES

	December 31,
	2021	2020

Finished products (*)	$931	$540

(*)	Includes amounts of $570 and $399 as of December 31, 2021 and 2020, respectively, with respect to inventory delivered to customers for which control has not been transferred.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020

Governmental authorities	$340	$252
Prepaid expenses	1,593	1,135
Others	31	50

	$1,964	$1,437

NOTE 6: - PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2021	2020

Cost:
Computers and electronic equipment	$4,235	$3,806
Office furniture and equipment	404	392
Leasehold improvements	297	277

	4,936	4,475
Accumulated depreciation:
Computers and electronic equipment	3,399	2,945
Office furniture and equipment	179	151
Leasehold improvements	98	68

	3,676	3,164

	$1,260	$1,311

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $540, $699 and $752, respectively.

NOTE 7: - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2021	2020

Royalties - IIA payable	$1,026	$986
Accrued commissions	1,040	2,018
Accrued expenses	3,362	1,717

	$5,428	$4,721

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

As of December 31, 2021, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $53,288. The total research and development grants that the Company has received from the IIA as of December 31, 2021 were $48,403. The accumulated interest as of December 31, 2021, was $23,489 and the accumulated royalties paid to the IIA were $18,604.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2021, 2020 and 2019 were $1,209, $1,127, and $990, respectively.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In April 2012 and in April 2014, the MOE approved the Company’s application for participation in funding the setting up of the Company’s India subsidiary and China branch as part of a designated grants plan for setting up and establishing a marketing agency in India and China. The grant was intended to cover up to 50% from the costs of the office establishment, logistics expenses and hiring employees and consultants in India and China, based on the approved budget for the plan over a period of three years. The Company is currently in the process of winding down its operations at the China office. The total marketing grants received by the Company from the MOE during the years 2012 to 2017 were in the amount of $668. No further grants are expected to be received from such plans.

The Company is obligated to pay to the MOE royalties of 3% on the increased sales in the target market, with respect to the year during which the grant was approved over a period of five years, but not more than the total linked amount of the grant received.

No royalties were paid to the MOE during the years ended December 31, 2019, 2020 and 2021.

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

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $627). According to the above, as of December 31, 2021, the total royaltyies commitment the Company may be required to pay is an amount of up to $941 out of which $518 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $423 as of December 31, 2021.

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

As of December 31, 2021, the Company issued a bank guarantee to the Israeli Customs Authority that amounted to $40, which will expire on April 30, 2022.

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

In December 2020, the Company’s lease of its offices in Israel was amended. The amendment included a decrease in rental space and price per meter, as a result of the amendment, the operating lease right of use decreased by $1,717 and the operating lease liability decreased by $2,233, the Company recorded a foreign currency exchange gain of $484 and a termination gain within operating income of $32.

Lease payments included in the measurement of the operating lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2021, the Company’s assessment for the remaining lease term range between 0.9 years to 6.3 years, including options to extend part of the lease agreements for an additional 2 years and up to 5 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES (Cont.)

The following table represents the weighted-average remaining lease term and discount rate:

	December 31,	December 31,
	2021	2020

Weighted average remaining lease term	1.84 years	2.20 years

Weighted average discount rate	4.92%	4.46%

The components of lease expense for the year ended December 31, 2021 were as follows:

	Year ended	Year ended
	December 31, 2021	December 31, 2020

Operating lease	$1,173	$1,223
Short-term lease	5	6
Total lease expense	$1,178	$1,229

Cash paid for amounts included in the measurement of operating lease liabilities was $1,125 and $1,184 during the years ended December 31, 2021 and 2020, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2021:

Operating Leases

2022	1,014
2023	340
2024	208
2025	129
2026 and thereafter	302

Total operating lease payments	$1,993

Less: imputed interest	54

Present value of lease liabilities	$1,939

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

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2021.

In accordance with the tax laws, tax returns submitted up to and including the 2016 tax year can be regarded as final. As of December 31, 2021, no final tax assessments have been received for such years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME (Cont.)

Tax loss carryforward:

As of December 31, 2021, the Company’s estimated tax loss carryforward and capital loss were $38,362 and $1,283, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

The Company’s research and development expenses carryforward for tax purposes in Israel amounted to approximately $14,029.

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

2.	The U.S. subsidiary’s estimated federal tax loss carryforward amounted to $2,328 as of December 31, 2021. Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2022-2026 for federal tax purposes.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2016 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $2,740 as of December 31, 2021, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME (Cont.)

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2016 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 25% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2018 tax year can be regarded as final.

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2021	2020
Deferred tax assets:
Carryforward tax losses	$10,540	$10,391
Research and development	3,227	2,862
Accrued social benefits and other	505	567
	14,272	13,820
Less - valuation allowance	(14,272)	(13,820)
Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2021 was an increase of $452. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment. In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME (Cont.)

d.	Taxes on income are mainly comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$(6,030)	$(4,271)	$(7,107)
Foreign	891	499	444

Loss before income taxes	$(5,139)	$(3,772)	$(6,663)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2021	2020	2019

Loss before income taxes, as reported in the statements of operations	$(5,139)	$(3,772)	$(6,663)

Statutory tax rate in Israel	23%	23%	23%

Theoretical tax benefit	$(1,182)	$(868)	$(1,532)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(31)	(50)	12
Non-deductible expenses and other permanent differences	631	393	473
Differences in taxes arising from foreign currency exchange, net	69	257	42
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	481	310	910
Other	156	178	264

Income taxes	$124	$220	$169

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME (Cont.)

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2021, 2020 and 2019 the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

NOTE 11: - SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2021, and 2020 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Share option plan:

1.	The Company has granted options under an option plan as follows:

a)	The 2013 Share Option Plan:

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

d)	During the year ended December 31, 2021, the Company’s Board approved the grant of 782,350 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

As of December 31, 2021, the total number of shares reserved under the 2013 Share Option Plan, is 3,950,000, out of which 1,544,676 Ordinary Shares are still available for future grants under the 2013 Share Option Plan as of that date.

2.	Stock options for the year ended December 31, 2021 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2021	305,839	14.21	1.33	98
Granted	-	-
Exercised	-	-
Expired and forfeited	(166,159)	12.40

Outstanding as of December 31, 2021	139,680	16.36	1.20	181
Vested and expected to vest at December 31, 2021	139,680	16.36	1.20	181

Exercisable as of December 31, 2021	121,155	17.70	0.85	85

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2021 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2021. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

3.	As of December 31, 2021, stock options under the 2013 Share Option Plan are as follows:

	Options outstanding at December 31, 2021			Options exercisable at December 31, 2021
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

7.60	35,100	7.60	3.52	16,575	7.60	3.53
18.90	60,002	18.90	0.10	60,002	18.90	0.10
19.85	44,578	19.85	0.87	44,578	19.85	0.87

	139,680			121,155

4.	RSUs for the year ended December 31, 2021 under the Company’s 2013 Share Option Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2021	551,175	1.51	$5,732
Granted	782,350
Vested	(223,730)
Cancelled	(60,866)

Outstanding as of December 31, 2021	1,048,929	1.54	$13,689

5.	The weighted average fair value of options granted during the year ended December 31, 2020 was $3.41 per share. No options were granted during the years ended December 31, 2021 and 2019.

6.	The weighted average fair values of RSUs granted during the years ended December 31, 2021, 2020 and 2019 were $11.36, $9.31 and $7.86 per share, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

7.	The following table summarizes the allocation of the Company’s share-based compensation within the statements of operations:

	Year ended December 31,
	2021 (*)	2020 (*)	2019 (*)

Cost of revenues	$207	$106	$204
Research and development, net	1,368	879	729
Sales and marketing	865	536	638
General and administrative	916	648	657

	$3,356	$2,169	$2,228

(*)	Including $3,271, $2,107 and $1,887 of compensation cost related to RSUs for the years ended December 31, 2021, 2020 and 2019, respectively.

8.	As of December 31, 2021, there are $6,749 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.00 years.

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, “Segment Reporting”. The Company operates in one reportable segment (see also Note 1 for a brief description of the Company’s business).

b.	The following tables present total revenues for the years ended December 31, 2021, 2020 and 2019 and long lived assets, net as of December 31, 2021 and 2020 by geographic regions:

1.	Revenues by geographic region are as follows:

	Year ended December 31,
	2021	2020	2019

North America	$21,777	$20,323	$14,500
Asia*	14,686	15,190	14,146
Latin America	1,071	223	2,653
EMEA (including Israel)	2,748	1,826	1,711

	$40,282	$37,562	$33,010

(*)	Includes Japan and the Philippines which accounted for more than 10% of Company’s revenues in all years presented.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

Total revenues are attributed to geographic areas are based on the location of the end-customer.

In 2021, 2020 and 2019, the amount of export revenues represented 94%, 96% and 96%, respectively, of the Company’s total revenues.

2.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2021	2020	2019

A	52	53	41
B	26	29	22
C	10	11	20

	88%	93%	83%

3.	Long-lived assets by geographic areas:

	Year ended December 31,
	2021	2020

Israel	$1,730	$2,633
United States	885	1,049
Other	453	574

Total long-lived assets (1)	$3,068	$4,256

(1)	Long-lived assets are comprised of property and equipment, net and operating lease right-of use.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income, net:

	Years ended December 31,
	2021	2020	2019

Financial Income:
Interest income	$666	$1,133	$1,775
Foreign currency exchange gain	250	878	338
	916	2,011	2,113
Financial expenses:
Bank charges	(15)	(15)	(16)
Foreign currency exchange loss	(547)	(1,186)	(925)
	(562)	(1,201)	(941)
	$354	$810	$1,172

d.	Net loss per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2021	2020	2019
Numerator:

Numerator for basic net loss per Ordinary Share	$(5,263)	$(3,992)	$(6,832)

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Numerator for dilutive net loss per Ordinary Share	$(5,263)	$(3,992)	$(6,832)

Denominator:

Denominator for dilutive net loss per Ordinary Share - weighted average number of Ordinary Shares	14,124,404	13,927,788	13,779,885

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Denominator for diluted net loss per Ordinary Share - adjusted weighted average number of Ordinary Shares	14,124,404	13,927,788	13,779,885

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below.

1.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties in which Mr. Zohar Zisapel holds an interest (see also Note 9). The aggregate net amounts of lease and related maintenance expenses were $830, $863 and $912 in 2021, 2020 and 2019, respectively. Following the adoption of ASC 842 commencing January 1, 2019, the Company also recorded operating lease right-of use assets and operating lease liabilities related to such lease and maintenance expenses which are presented in Note 13e below.

2.	Mr. Zisapel also holds an interest in and serves as director for various entities known as the RAD-BYNET Group. Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. The aggregate amounts of administrative and IT services provided were $33, $30 and $49 in 2021, 2020 and 2019, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses” and “Capital expenses”.

3.	From time to time, the Company purchases certain products and services from members of the RAD-BYNET Group. No such purchases were made in 2019, however, in 2021 and 2020, the aggregate amounts of such purchases were approximately $446 and $52, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses”.

b.	The executive chairman of the Board, Ms. Rachel (Heli) Bennun (the “Executive Chairman”) is, among other things, Mr. Zisapel’s significant other. The Executive Chairman is entitled to a fixed monthly salary. During the years ended December 31, 2021, 2020 and 2019 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $119, $112 and $108, respectively. Such amounts expensed by the Company are disclosed in Note 13f below as part of “Expenses”.

c.	The Company’s former Chief Financial Officer is a member of the board of directors and chairman of the audit committee of Matrix IT Ltd. (“Matrix”). Accordingly, as of October 2019, Matrix is considered a related party. The Company has entered into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of software platform. The aggregate services provided by Matrix or its affiliates, as a related party, amounted to $121, $67 and $288 during the years ended December 31, 2021, 2020 and 2019, respectively. Such amount expensed by the Company is disclosed in Note 13f below as part of “Expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Balances with related parties:

	December 31,
	2021	2020
Assets:

Other accounts receivable and prepaid	$165	$-
Operating lease right-of-use assets	$1,303	$1,997

Liabilities:

Trade payables	$194	$76
Other liabilities and accrued expenses	$88	$49
Operating lease liabilities - current	$778	$671
Operating lease liabilities – non-current	$615	$1,352

e.	Transactions with related parties:

	Year ended December 31,
	2021	2020	2019

Expenses (1):

Cost of revenues	$189	$215	$320

Operating expenses:

Research and development, net	$1,083	$653	$829
Sales and marketing	$194	$191	$172
General and administrative	$212	$206	$211

Capital expenses	$29	$-	$12

(1)	Including utilities expenses charged to the related party and reimbursed by the Company.

NOTE 14: - SUBSEQUENT EVENTS

During February 2022, the Company’s Board approved the grant of 298,000 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

- - - - - - - - - - - -

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

2.2	Description of rights of the Company’s Ordinary Shares (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	RADCOM Compensation Policy for Executive Officers and Directors, as amended on July 11, 2019. and on July 8, 2021 (incorporated herein by reference to the Form 6-K of RADCOM Ltd., filed with the SEC on June 3, 2021).

4.3	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.4	Supplement Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.5	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.6	Master Software and Professional Services Agreement, dated May 21, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.7	Rakuten Managed Services Agreement, dated May 22, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.8	Rakuten 5G NSA/SA Managed Services Agreement, dated October 23, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021).*

8.1	List of Subsidiaries (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 29, 2022 (filed herewith).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2021 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2021, 2020, and 2019 (iii) Consolidated Balance Sheets at December 31, 2021 and 2020; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2021, 2020, and 2019; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020, and 2019; and (vi) Notes to Consolidated Financial Statements (filed herewith).

104	Cover Page Interactive Data File. (Formatted as Inline XBRL and contained in Exhibit 101).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to RADCOM if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Hadar Rahav
Name:	Hadar Rahav
Title:	Chief Financial Officer

Date: March 29, 2022