Form 20-F
period 2022-12-31
RADCOM LTD
filed 2023-03-30
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2022, there were 14,739,082 ordinary shares outstanding, NIS 0.20 par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for network visibility and service assurance to leading communication service providers, or CSPs, and increase our sales;

●	our plans to focus our expansion efforts on tier 1 and other leading and innovative CSPs in the North American, European, and Asia-Pacific markets and our success in doing so;

●	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive network function virtualization, or NFV, deployments;

●	our expectations to maintain our technological advantage over our competitors;

●	our failure to meet any guidance we may give to the public from time to time;

●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, Rakuten Mobile, Inc., or Rakuten, and other CSPs;

●	our ability to identify, market and sell our solutions to CSPs migrating to the 5G, cloud-native virtualized network environments, Long-Term Evolution, or LTE, and Voice over Long-Term Evolution, or VoLTE, networks;

●	our ability to release and deploy newly launched product offerings;

●	the possible continued growth of our workforce, research and development operations and related expenses;

●	our expectation that the cloud-native virtualized network environments and transition to 5G networks market will gain momentum;

●	trends in our industry as a whole and their effect on us;

●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions and the pace of such implementation and adoption of the 5G technology; and

●	general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict, the proposed judicial and other legislation by the Israeli government and impact of the COVID-19 pandemic, on general economic conditions and on our business in the short and long terms.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[RESERVED.]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Our business is dependent on a limited number of significant customers. For example, our two largest customers accounted for approximately 77% of our revenue in fiscal year 2022. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

Several companies compete with us in the market for service assurance and Customer Experience Management and Service Operations Center that offer cloud-native, software-based, virtualized service assurance solutions. We expect that competition will increase in the future, both with respect to solutions that we currently offer and solutions that we are developing.  Moreover, manufacturers of data communications and telecommunications networks with whom we partner or may partner, may in the future incorporate into their products capabilities similar to ours, thus reducing the demand for our solutions. Some of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

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

Quarterly fluctuations and unpredictability in our results of operations may cause our share price to fluctuate or to decline.

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

Our gross margins may vary over time and we may not be able to sustain or improve upon our recent levels of gross margin which may have an adverse effect on our future profitability.

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

Current market conditions, including inflation and recessionary pressures could affect our growth and profitability.

The recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, may result in a slow in the level of investments made by CSPs, including, the transition of CSPs to 5G, which can impact our business, operating results, and financial condition.

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

Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face significant competition. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021 and 2022, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This growth in activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including research and development, marketing, operations and customer service professionals. Although we also engage a talented team in the United States, India and Romania to benefit from the significant pool of talent that is available in such markets, we have also witnessed increased competition in those markets as well during the last year.

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

A regional or global health pandemic could adversely affect our business, results of operations and financial condition due to impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic has had numerous effects on the global economy and governmental authorities around the world implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, economies and financial markets, and, along with decreased consumer spending, led to an economic downturn in many markets.

To the extent COVID-19 or any other pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk factors” section.

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

Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business.

Maintaining the security of our products which are installed with our customers is a critical issue for us, therefore we invest resources and technologies to better protect our assets. However, security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. Cyber-attacks, or other breaches of security on our customers’ networks, may be initiated at any network location or device including initiation through our products. Although we maintain high levels of cyber-security aware development processes, we cannot assure that such attacks, or other breaches of security through our products, will fail and therefore may negatively affect our customers’ business. While we maintain insurance coverage for some of these events, we cannot be certain that our coverage will be adequate for liabilities actually incurred. In addition, these events could also result in damage to our reputation which will further negatively impact our business.

More and more CSPs require us to perform a product hardening in order to prevent security vulnerabilities via our products that may result in security breaches in our customers’ data. Although we dedicate substantial efforts to improve our development processes in order to address the customers’ security requirements, we may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, and we may not be able to fully comply with such requirements, which may cause cancellation of contracts or damages as well as loss of reputation and claims by our CSP customers and may have an adverse effect on our business and financial results.

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

If the implementation of our growth strategy by acquiring other businesses will result operational disruption, our business, financial condition and results of operations could be adversely affected.

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

Additionally, in May 2010, we received a notice from the IIA regarding alleged miscalculations in the amount of royalties paid by us to the IIA for the years 1992 through 2009 and the revenues on which the Company must pay royalties. During 2011, we reviewed with the IIA these alleged miscalculations. We believe that all royalties due to the IIA from the sale of products developed with funding provided by the IIA during such years were properly paid or were otherwise accrued as of December 31, 2022. However, we cannot be sure that the IIA will accept our arguments mentioned above, which, if not accepted, may result in the expenditure of financial resources.

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

Zohar Zisapel and Yehuda Zisapel beneficially own, in the aggregate, approximately 22% of our ordinary shares and therefore have significant influence over the outcome of matters requiring shareholder approval including the election of directors.

As of March 23, 2023, Zohar Zisapel, a member of our Board of Directors, and Yehuda Zisapel, who are brothers, may be deemed to beneficially own an aggregate of 3,256,381 ordinary shares, including options exercisable for 37,240 ordinary shares that are exercisable within 60 days of March 23, 2023, representing approximately 22% of our outstanding ordinary shares.  As a result, despite the fact that each one of them, to our knowledge, operates independently from the other with respect to his respective shareholding of our shares, Zohar Zisapel and Yehuda Zisapel have significant influence over the outcome of various actions that require shareholder approval including the election of our directors. In addition, Zohar Zisapel and Yehuda Zisapel may be able to delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or in management.

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

We incurred net losses on a GAAP-basis in the past and may not achieve or sustain profitability in the future.

In 2022, 2021 and 2020, we incurred net losses of approximately $2.3 million, $5.3 million and $4.0 million respectively. We may continue to incur losses in the future or may be unable to sustain profitability, which could materially affect our cash and liquidity and could adversely affect the value and market price of our shares.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, approximately 97% of our sales in 2022, 94% of our sales in 2021 and 96% of our sales in 2020 were generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

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

The Russia-Ukraine conflict may affect our business

Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories in response to Russia’s military conflict in Ukraine, including by indefinite suspension of operations in Russia and dealings with Russian entities.

Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies), but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed by currency fluctuations.

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Euro, Brazilian real, and other currencies. Our financing activities are also made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of today, we have not entered into any hedging transactions in order to mitigate these risks.

Moreover, as our revenues are currently denominated primarily in U.S. dollars, devaluation in the local currencies of our customers relative to the U.S. dollar could cause customers to default on payment. Also, as a portion of our revenues is denominated in Brazilian real, devaluation in this currency may cause financial expenses related to our intercompany short-term balances. In the future, additional revenues may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.

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

Between January 1, 2022, and March 23, 2023, our ordinary shares’ closing price on the Nasdaq Capital Market, or the Nasdaq, was as high as $14.28 and as low as $9.38 per share. As of March 23, 2023, the closing price of our ordinary shares on Nasdaq was $9.95 per share. The market price of our ordinary shares has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to numerous factors, including the other risks identified in this “Item 3.D—Risk Factors”.

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

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Central Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

Furthermore, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

In addition, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. This has sparked extensive political debate and protests. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in the Israeli macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to hire and preserve our employees and to raise additional funds, if deemed necessary by our management and board of directors.

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

We currently receive grants under Government of Israel programs. In order to maintain our eligibility for these programs, we must continue to meet specific conditions and pay royalties with respect to grants received.  In addition, some of these programs restrict our ability to develop particular products outside of Israel or to transfer particular technology. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could be required to refund any payments previously received under these programs. Additionally, these programs may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate funds to product development at the expense of other operational costs. If the Government of Israel discontinues or curtails these programs, our business, financial condition and results of operations could be materially adversely affected.  For more information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

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

Additionally, in California the Consumer Privacy Act, or CCPA, provides new data privacy rights for consumers and new operational requirements for companies. Further, the California Privacy Rights Act, or CPRA came into effect on January 1, 2023. The CPRA significantly modifies the CCPA, including adding new privacy rights and increasing regulation on online advertising. Additionally, the CCPA, the CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes.

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

In 1993, we established a wholly-owned subsidiary in the United States, currently named RADCOM, Inc., or RADCOM US. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd., or RADCOM Investments, located at our office in Tel Aviv, Israel. In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao e Exportacao Ltda., or RADCOM Brazil. In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited, or RADCOM India. In 2022, we incorporated a wholly-owned subsidiary in Canada, RADCOM Canada Limited, or RADCOM Canada.

In the years ended December 31, 2022, 2021 and 2020, our capital expenditures were approximately $150,000, $437,000, and $427,000 respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

For more information, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that has been filed electronically with the SEC.

B.	BUSINESS OVERVIEW

Overview

We are a leading provider of 5G ready cloud-native network intelligence and service assurance solutions for CSPs. Our solutions support CSPs while launching and running 5G networks (as well as 4G and 3G), delivering dynamic, on-demand service assurance and network troubleshooting for real time customer and service insights.

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

We offer an advanced 5G network intelligence portfolio of solutions for large scale networks, providing operators with a smart, efficient and on-demand approach to network intelligence that meets the challenges of assuring the customer experience and service quality in the 5G era. Our solutions leverage the move to an all container based cloud-native architecture and the use of Kubernetes (an open-source system for automating deployment, scaling, and management of containerized applications) for the orchestration of the complete solution. This new approach is based on moving the whole design to a Kubernetes-based micro-service architecture, such that it can be deployed on multiple types of clouds, both private and public. Our solution allows CSPs to have an in depth understanding of their customer experience, receive insights and effectively troubleshoot the network performance. RADCOM ACE, our flagship 5G automated assurance solution, is built to ensure that the transition of CSPs’ customers to the 5G network is seamless. RADCOM ACE is explicitly designed to deliver automated, 5G assurance for end-to-end network intelligence (from the radio access network, or RAN to the network core), delivering AI-driven insights for 5G network operations, which we believe to be the cornerstone to CSPs’ customer experience strategy. RADCOM enables CSPs to collect and analyze multiple data types using artificial intelligence/machine learning, or AI/ML, technology, automatically generating insights for a wide-range of use cases, including automated assurance, cost optimization, monetization, network advanced troubleshooting and much more. RADCOM solutions are cloud-native and cloud-agnostic, providing automation and seamless integration with Kubernetes, using a Continuous Development/Continuous Integration, or CI/CD software development pipeline for faster time to market and integration into multiple clouds.

The RADCOM Portfolio is comprised of RADCOM ACE – our portfolio of automated assurance solutions, and RADCOM NWDAF – Network Data Analytics Function for closed loop automation:

●	RADCOM ACE - Our automated assurance portfolio of solutions helps CSPs monitor data in real-time and proactively resolve customer experience issues before they impact their business for 5G and 4G. RADCOM ACE includes automated assurance, advanced network insights, automated insights via AI/ML, and cloud-native network visibility. RADCOM ACE is comprised of:

o	RADCOM Service Assurance – A full assurance solution that smartly and passively collects and analyzes multiple data types (network packets, events, performance monitoring/functional monitoring counters, or PM/FM counters, and more) across various domains (fixed and mobile) and generations of technologies (5G, 4G, 3G) from access to the core to provide real-time subscriber analytics.

o	RADCOM Network Insights - Empowers CSPs to manage and optimize 5G and 4G networks by displaying insights into the service quality, overall customer experience and drilldowns to troubleshoot via network intelligence applications and dashboards, also providing automated, AI/ML-based analytics.

o	RADCOM VIA – Provides complete visibility into the CSP’s network with network tapping, advanced filtering, and packet brokers that can be deployed stand-alone or with RADCOM ACE, our automated assurance solution.

●	RADCOM NWDAF – Intends to offer automated, AI/ML-based analytics 3GPP standards-based, enabling closed-loop, zero-touch network operations and an improved customer experience.

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

Our solution is deployed at multiple operators (CSPs) globally, such as AT&T, Dish, Beeline, Globe, Rakuten and Telefonica and has received wide industry recognition, winning a Frost & Sullivan Product Differentiation Innovation Awards three times, winning multiple TMC Labs Innovation Awards, winning the Technology Marketing Corp. Award for NFV Innovation and being recommended for the most innovative cloud offering in the Glotel Awards competition.

By developing and adapting our solutions to meet the industry’s most stringent requirements we have expanded our customer base to include new opportunities and markets while expanding our footprint with existing customers by supporting them in their transition to a 5G network. As new and existing customers seek to manage their existing networks while evaluating and deploying cloud-native 5G networks and container-based architectures, we believe that we are well positioned with our advanced automated assurance solutions and our growing industry track record to provide both CSPs that are deploying 5G networks and CSPs that are evaluating or migrating their 4G, 3G and 2G legacy networks to fully cloud-native networks with one complete platform to cover their entire network intelligence needs, including 5G, 4G, 3G, and 2G.

CSPs across the globe use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer experiences. Our solutions incorporate cutting edge technologies and a vast knowledge gained in our advanced work with some of the most technologically innovative CSPs in the industry. Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.

Our technological leadership was reinforced by Rakuten Mobile’s 2019 selection of our solutions as their “eyes to the network” in support of their launch of the world’s first end-to-end cloud-native virtualized network. Using our solutions, Rakuten monitors its entire network end-to-end, including the world’s first fully virtualized RAN.

During 2020, we entered into one of the industry’s first 5G network intelligence contract with Rakuten for its recently launched 5G NSA service and upcoming 5G SA service, expected to be launched during 2023.

During 2021, we announced partnerships with AWS and Microsoft Azure through which we are offering our RADCOM ACE solution with real-time subscriber analytics and advanced troubleshooting for both telecom operators that are rolling out 5G, Internet of Things, and edge services and operators already running 4G and VoLTE networks.

During 2022, we announced our selection by DISH Purchasing Corporation, or Dish, to provide our best-in-class RADCOM ACE solution to monitor customers’ experience across Dish’s 5G Smart Network™ — the first cloud-native, open radio access network, or OpenRAN-based 5G network in the United States. With that selection, we were able to strengthen our cooperation with AWS, using Amazon Elastic Kubernetes Service (Amazon EKS) and Amazon Elastic Compute Cloud (Amazon EC2) which provide DISH with an innovative approach to assurance in the cloud, using minimal data center resources while providing real-time insights into the subscribers’ experience as soon as new services launch.

We also announced an additional multi-year 5G contract with a mobile operator in Europe to provide the RADCOM ACE to enhance its end-to-end customer experience by providing real-time analytics for 5G services, which will help the operator deploy and launch 5G smoothly, maintain the highest quality of services and ensure a highly optimized and automated network.

In addition, we renewed our multi-year contract with AT&T with which we continue our long-lasting and fruitful relationship, providing automated service assurance for its cloud network to ensure the network performance and service quality.

Our solutions portfolio enables CSPs to smoothly transition their networks to 5G networks. RADCOM’s solutions provide automated assurance with built-in AI/ML capabilities that enable operators to adopt a more automated approach to network operations while enhancing the customer experience. With automated insights enabled by AI/ML, operators can also gain rich analytics that improve service quality, save operational costs, boost revenue, and raise network efficiency. It provides a unified, multi-functional portfolio of automated assurance, network insights and visibility solutions that seamlessly integrates into an operator’s 5G environment. We offer solutions for CSPs to gain real-time data and insights into what is happening inside the network to ensure excellent customer experiences and optimize the network performance while saving operating expenses and capital expenditures.

The key benefits of our solutions are:

●	advanced cloud native, software-based, containerized architecture;

●	dynamic multi-functional solution for 5G network intelligence;

●	improves quality proactively with automated AI/ML-driven insights;

●	enables closed-loop automation with end-to-end customer-focused insights;

●	saves costs through core and RAN optimizations;

●	increases revenue with customer care and service optimizations

●	saves resources and adapts in real-time with automation

●	ability to correlate session information and provide an end-to-end view of the customer experience and network quality;

●	ability to derive customer experience based on monitoring the mobile user data, when such data is almost all encrypted, using ML and heuristic based approach;

●	a set of tools enabling network engineers to troubleshoot network issues and drill all the way from key performance indicators, key performance indicators, or KPIs, to network data;

●	AI-driven insights for real-time analysis and deciphering of encrypted traffic to enable it;

●	fully end-to-end solution for network intelligence from the RAN to the core;

●	real time analysis of Open-RAN data on the entire network

●	support for multiple protocols for end-to-end network coverage;

●	scalability for next-generation services;

●	improved customer retention;

●	reduced subscriber churn rates;

●	improved service availability and quality;

●	on-demand monitoring capabilities as well as increased operational efficiency and lower costs;

●	the existence of both network-wide views and drilldown to an individual subscriber level and down to each session;

●	support for the largest scale multi-market networks for over 30 years; and

●	empowering operators with real-time intelligence of network performance to assure customers’ experience.

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

We also launched our Network Visibility solution to allow CSPs to gain more visibility into their network. RADCOM Network Visibility offers an integrated cloud-native solution with advanced packet broker capabilities that ensure intelligent traffic distribution, smart load balancing, and intelligent sampling for full end-to-end visibility across the network. RADCOM Network Visibility helps to distribute network traffic from multiple cloud environments to service assurance probes, security tools, and other systems. During such period we increased our development efforts, focusing on enhancing automation and analytics capabilities and offering solutions so as to maintain our technological leadership.

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

In August 2020, we announced the launch of RADCOM ACE. RADCOM ACE is an automated, end-to-end assurance solution for 5G networks, built based on our cloud-native expertise and designed so CSPs can manage their networks in a more dynamic and agile way. RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation.

In October 2020, we entered into a new multi-year agreement with Rakuten to provide our RADCOM ACE solution for Rakuten’s recently launched 5G NSA service and future 5G SA service launch, which is expected to be deployed during 2023, or the Rakuten 5G Agreement. We believe that the Rakuten 5G Agreement is the first 5G assurance contract in our industry and is a testimony to the significant investment in product development we have been making over the last few years as well as a market validation to our ability to monitor the entire end-to-end network, providing superior insights.

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

In April 2022, we announced the extension of our contract with AT&T, providing automated service assurance for AT&T’s cloud network to ensure the network performance and service quality. In addition, we announced our entrance into a multi-year agreement to provide RADCOM ACE to enhance the end-to-end customer experience for a 5G mobile CSP in Europe.

In May 2022, we announced our selection by Dish to provide RADCOM ACE solution to monitor customers’ experience across Dish’s 5G Smart Network™ — the first cloud-native, OpenRAN-based 5G network in the United States. RADCOM ACE at Dish runs on AWS.

In July 2022, we announced that we are building on our existing relationship with Rakuten Mobile to bring RADCOM ACE, deployed on Rakuten Mobile in Japan, to telecom operators globally through the Rakuten Symphony Symworld™ marketplace.

In September 2022, we announced that we renewed our contract with Rakuten Mobile in Japan, to continue and monitor service quality across Rakuten’s nationwide deployment and enable Rakuten to gain real-time service and network analytics.

In January 2023, we announced our entrance into an agreement with a new customer in North America to provide our RADCOM ACE solution to deliver real-time insights into the network performance 24/7 as the operator maintains its 4G network while expanding 5G coverage nationwide.

In February 2023, we announced the entry into definitive agreements to acquire the technology, intellectual property, and customer agreements of Continual Ltd, a leading mobility experience analytics company that uses AI and ML to deliver advanced insights to help telecom operators improve their subscribers’ mobility experience, for an amount of up to $2,500,000. The closing of the acquisition is expected to occur within three months after the signing of the definitive agreements, pending the satisfaction of customary and transaction specific closing conditions and regulatory approvals.

During 2023, We expect to continue our investment in research and development and to increase our sales and marketing efforts. We intend to leverage our success with industry leading customers as we seek to engage with other CSPs that are looking to manage existing networks while evaluating their transition to the cloud-native architectures and 5G network. We are targeting Tier 1, Greenfield Operators and CSPs who are deploying 5G virtualized networks as well as CSPs who are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks and are searching for a cutting-edge network intelligence solution that can cover their entire network needs.

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

While CPSs are adopting 5G in some countries and preparing for the adoption of 5G technologies in other countries, they continue to operate their 4G, 3G and 2G networks and search for superior solutions that will enable them full end-to-end network visibility. Our solution offering is built on years of industry experience, is 5G ready and supports the CSPs entire network offerings. Our solution is built to ensure that both CPSs who are deploying 5G virtualized networks and CSPs who are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks, will benefit from our cutting-edge network intelligence solution that covers their entire network visibility and service assurance needs.

With the new 5G network being fully cloud-native, network functions will run as stateless, container-based, virtual network functions. Being fully virtualized will make CSPs more agile and faster to innovate and deliver new services. Containerization means that individual services will be updated with minimal impact on other services. This fully virtualized cloud-native design will enable CSPs to reduce costs, accelerate the introduction of new services, and deliver faster iterations to their network and services. As a result of this fully virtualized cloud-native infrastructure, CSPs are redesigning their network and core network architectures, using web-based standards to create a dynamic, open, scalable, and modular platform to deliver their 5G services while utilizing cutting edge cloud-native network intelligence technology to cover their 4G, 3G and 2G legacy networks.

The ability to assure the diverse 5G service types on a cloud-native, fully virtualized platform is fundamental to the success of CSPs. 5G introduces many new interfaces, protocols, and technologies into the cloud core. As result, a dynamic, cloud-native service assurance such as ours is supporting automated, closed-loop service optimization that enables CSPs to meet service level assurance across multiple service types as well as deliver end-to-end services that meet a unified network policy.

Our Strategy

Our objective is to be the worldwide market leader for 5G automated assurance solutions while maintaining our leadership by providing end-to-end network visibility. We believe our leadership and innovation around 5G assurance solutions is one of our core competencies and will be advantageous to us as these types of solutions are expected to play a key role in the deployment of 5G networks. We plan to increase our sales by leveraging our unparalleled experienced gained from implementing some of largest, most advanced network deployments to date, where we are providing complete end-to-end network visibility from the RAN to the network core in multiple deployment models including public cloud.

We offer our solutions and expertise to existing tier 1 and innovative CSPs worldwide, which are evaluating or building their 4G, 3G and 2G networks to 5G networks. We plan to maintain our technical advantage over competitors by further investing in enhancing the analytics and automation capabilities (including advanced AI\ML capabilities) of our solutions to meet the evolving needs of 5G networks.

Key elements of our strategy include:

●	Targeting Tier 1, Greenfield Operators and other CSPs worldwide, who are evaluating or deploying to 5G networks as well as providing solutions for legacy networks. The introduction of 5G networks is expected to drive a greater opportunity for advanced automated assurance solutions like ours. We believe that our solutions are significantly more advanced than competitors’ offerings and that we are better positioned than competitors who lack the experience deploying in cloud-native environments or do not offer true 5G-ready solutions that can be deployed at large scale. In order to transition to 5G networks, CSPs generally need to replace or upgrade their assurance solutions with software that can support both their legacy networks as well as their future network architectures, including 5G use cases. Our solution, which monitors both legacy and next-generation networks, ensures a smooth migration and enables CSPs to future-proof their investment in an automated assurance solution. With our advanced deployment with customers such as AT&T, Rakuten and Dish, and our position as a 5G assurance leader, we believe we are well positioned to leverage our vast experience in true 5G assurance solutions in order to successfully expand our deployment base to other CSPs as we focus our sales and marketing activities on tier 1, galaxy (multi-carrier) and innovative CSPs and other CSPs seeking to monitor their legacy 4G, 3G and 2G networks while preparing for the future deployment of 5G.

●	Targeting innovative CSPs deploying 5G networks. The introduction of new technologies and 5G network architecture allows innovative CSPs to deploy fully virtualized networks. These networks, which are the basis for 5G, require fully automated assurance solutions such as those in our RADCOM ACE portfolio of solutions. Building on our experience with Rakuten, the world’s first CSP to deploy a fully virtualized network, and Dish’s 5G Smart Network™ — the first cloud-native, OpenRAN-based 5G network in the United States, we intend to target innovative CSPs seeking to upgrade their networks or to deploy new 5G networks. We believe that our key role in Rakuten’s innovative and unique deployment, and our work on their 5G deployment, as well as our deployment in Dish on AWS, places us at an advantage as we seek to engage with other CSPs looking to deploy similar networks.

●	Entering into multi-year contracts providing for recurring revenues. We aim to leverage our offering to CSPs through long term multi-year sales models, which will allow them to meet their system planning needs through term licensing, operational services, managed services, annual maintenance and support and software upgrade packages. Such multi-year contracts also provide us with the ability to add new capabilities over-time to ensure that the CSPs are always benefitting from our most-up to date cutting-edge software solutions.

Products and Solutions

The RADCOM Portfolio is comprised of RADCOM ACE – our portfolio of Automated assurance solutions, and RADCOM NWDAF – Network Data Analytics Function for closed loop automation.

RADCOM ACE

Our automated assurance portfolio of solutions helps CSPs monitor data in real-time and proactively resolve customer experience issues before they impact your business for 5G and 4G. RADCOM ACE is an automated, 5G assurance platform for end-to-end network visibility, built based on our cloud-native expertise and designed to allow CSPs to manage their networks in a more dynamic and agile way, which can run on private and public clouds such as AWS, RCP and Azure. RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation and rapidly enhancing time to market for new services and innovations. RADCOM ACE is the culmination of our significant product investment over the last few years and reinforced by customer feedback to enable a new way of monitoring 5G services that ensures a high-quality customer experience as operators transition to 5G.

RADCOM ACE includes automated assurance, advanced network insights, automated insights via AI/ML, and cloud-native network visibility.

RADCOM Service Assurance

RADCOM Service Assurance is a full assurance solution that smartly and passively collects and analyzes multiple data types (network packets, events, PM/FM counters, and more) across various domains (fixed and mobile) and generations of technologies (5G, 4G, 3G) from access to the core to provide real-time subscriber analytics. RADCOM Service Assurance is a cloud-native, 5G-ready, fully service assurance solution that runs on private and public cloud (such as AWS, RCP and Azure), which allows CSPs to gain end-to-end network visibility and customer experience insights across all networks. RADCOM Service Assurance delivers a real-time, high performance, and automated solution that is critical in providing operators customer insights in today’s top-tier, high-capacity networks.

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

Fixed-Wireless Access

Using RADCOM ACE for Fixed Wireless Access monitoring enables CSPs the transition to customer-focused network operations, focus on committed SLAs vs. mobility and plan the full lifecycle of the subscriber while monitoring devices at home, applications used, usage patterns, and bottleneck.

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

RADCOM Network Insights’ sophisticated tools are delivered via a powerful data virtualization suite. This enables the CSP to pinpoint necessary data for actionable insights which are required to improve the CSP’s customers QoE and therefore to improve the CSP’s capital efficiency, providing automated, AI/ML-based analytics that can be integrated with RADCOM ACE or form the foundation for zero-touch automation with RADCOM NWDAF. The solution works across multiple domains (mobile and fixed) and generations of technologies (5G, 4G, 3G). The use cases provided are automated anomaly detection for hundreds of time-based data series like KPI and key quality indicators, or KQIs, root cause analysis, and predictive analytics. Once our AI/ML capabilities are deployed on the network, they learn baseline behavior and automatically create thresholds without operators needing to configure them.

RADCOM VIA

RADCOM VIA provides complete visibility into the CSP’s network with network tapping, advanced filtering, and packet brokers that can be deployed stand-alone or with RADCOM ACE. It solves the critical challenges telecom operators face today when trying to gain visibility into the new container-based network functions in 5G. The solution offers host-based and pod-based tapping and filtering, thus enabling to mirror traffic to our system in a containerized-based network. This was a challenge at this type of architecture and we believe that we have an innovative approach to solve it. In addition, our advanced packet brokers enable intelligent traffic distribution, filtering, and load balancing across multiple clouds and domains.

RADCOM VIA enables CSPs to virtually, intelligently and efficiently:

●	manage, scale and load balance the network traffic;

●	automate and synchronize visibility and assurance, onboarding and configuration;

●	distribute traffic between probes without having to duplicate traffic and waste network resources;

●	filter and analyze traffic with application-based routing; and

●	utilize a unified and centralized management solution.

RADCOM NWDAF

The RADCOM NWDAF is a network function in the 5G core which intends to collect data, analyze it in multiple use-cases and cause changes in the core to improve the overall performance and quality of experience. The solution is fully integrated with the Network Repository Function enabling communications with other network functions in the core with analytics provided through APIs. The solution offers automated, AI/ML-based analytics as a 3GPP standards-based NWDAF function enabling closed-loop, zero-touch network operations and an improved customer experience.

Sales and Marketing Organization

We mainly sell directly to customers throughout the world through our executives and sales representatives in North America, Europe, Latin America, Asia Pacific and Israel, which are supported by local representatives and subcontractors in the local markets. During 2022, these direct sales were made mainly in North America, South America and Asia. In North America, we operate mainly through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market.  Our solutions are sold to end-users in North America either by RADCOM US, RADCOM Canada or by us. In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly. In India, we operate through RADCOM India, which primarily provides customer support and development services worldwide.  Elsewhere, our solutions are primarily sold through our sales representatives in Europe, Latin America, the Commonwealth of Independent States, Asia Pacific and Israel, and supported by local representatives and subcontractors in the local market.

In territories in which we do not have direct presence, we expanded our outreach by entering into agreements with local distributors and value-added resellers. In 2022, we signed agreements with new distributors to penetrate new geographical markets and engage with new customers, and to better serve our target markets. We continue to search for more of these channels to expand our outreach further. In certain territories, our distributors and resellers serve as part of our sales, marketing and support teams as our local representatives, helping to sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2022	2021	2020	2022	2021	2020
North America	23.0	21.8	20.3	49.8	54.1	54.1
Asia	12.5	14.7	15.2	27.2	36.5	40.4
Latin America	3.0	1.1	0.2	6.4	2.7	0.6
EMEA (including Israel)	7.6	2.7	1.9	16.6	6.7	4.9
Total revenues	46.1	40.3	37.6	100%	100%	100%

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

We believe that we are differentiated from our competitors due to:

●	our recognized class-leading, cloud-native 5G-ready service assurance solutions;

●	our experience deploying and scaling cloud-native solutions with Tier 1 CSPs such as AT&T;

●	our telecom domain expertise and knowhow of key members of our company in advanced software development;

●	our experience deploying our solutions on the world’s first fully virtualized network and expansion to 5G NSA and SA;

●	our advanced technology offering an end-to-end solution for service assurance from the RAN to the core;

●	our multi-technology correlation capabilities that can support all major technologies – 5G, 4G, LTE, IMS, VoLTE, VoIP and legacy 3G - within the same solution;

●	our cloud-native solutions provide cost-efficiency, rapid deployment times and agility in development; and

●	our proven flexibility and responsiveness in a dynamic customer and technology environment;

Our solutions are deployed with leading and innovative CSPs such as AT&T, Dish and Rakuten. We believe that we are positioned to be one of the most advanced leaders in cloud-native 5G network intelligence solutions for CSPs deploying 5G networks on private and public cloud (such as RCP, AWS and Azure). In addition, we believe that our solutions are also the most advanced for CSPs that are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks (such as RCP, AWS and Azure).

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and it is our goal to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

●	Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. We have established 24x7 Network Operations Center services, or NOC services, monitoring customers’ environments remotely, troubleshooting and resolving system and application incidents, and supporting the continuance services of our solutions. Such NOC service captures and resolves problems before customers report them. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We may provide our customers with a free warranty period which includes bug-fixing and a warranty on our solutions. After the initial warranty period, we offer extended warranties which can be purchased for multi-year periods. Generally, the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the solutions.

●	Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our solutions and guide our R&D roadmap.

●	Regional technical support: As the sale of a system and solutions requires a high level of technical skills, we decided to enhance our support with local experts located in our regional offices. This strategy is advantageous in terms of the time zone, culture and language. For example, through our U.S., Japan, Brazil and India offices we established local support teams responsible for first level engagements with customers (tier 1). The physical and cultural proximity contribute to the strength of the relationship, increase our proficiency in our customer’s network and needs, and leverage the ability to identify pain points and needs of our customers.

●	Support of our sales representatives: We provide a high level of pre- and post-sale technical support to our sales representatives in the field. We use a broad range of channels to deliver this support, including technical training, marketing material and others.

Seasonality of Our Business

Orders of our products are affected by numerous reasons, including general market and economic conditions, the impact of inflation and rise of interest rates, overall industry consolidation, the pace of adoption of new technologies and CSPs budgets and multi-year roadmap. Although this results in fluctuations in our revenues from quarter to quarter, such fluctuations are not subject to any clear seasonality or consistent seasonal patterns.

Headquarters Facilities

Our corporate office is located in Tel Aviv, Israel. and consists primarily of our corporate units such as legal, finance, human resources and operation.

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

During the last several years, we invested significant amounts in research and development in order to create and maintain our technological leadership and to meet the current and future needs of the world’s most advanced CSPs. We believe that the widescale rollout of 5G will bring with it a larger wave of cloud native deployments by CSPs. Through our research and development efforts, we believe that we are well positioned to offer state of the art technologies and capabilities to CSPs. Accordingly, we increased our investments in the development of enhanced automation deployment capabilities as well as in advanced ML based techniques to better identify network anomalies and analyze the increased network traffic that is expected following the roll-out of 5G networks. In addition to that, we are constantly focusing on automation as a key goal to reduce costs and optimize the operations of CSPs.

In parallel, we continued to enhance and develop both our cloud native virtualized network and 5G solutions to offer greater value and benefit to our current and potential customers.

We expect to continue this significant investment in 2023, as we develop new features and new solution offerings to meet the requirements of transition to 5G networks, as well as establishing a modular approach for the enabling of targeted packages for the service assurance market. This modular approach will enable us to offer not just the full solution, but also specific modules for smaller deployment of CSPs.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, in an aggregate amount of $48.4 million, calculated from our inception through December 31, 2022, which are subject to provisions of the R&D Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the R&D Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. As of December 31, 2022, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

In 2022, and in previous years, we participated in a Magnet consortium program sponsored by IIA. Under the terms of this program, we cooperate with additional companies, universities and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, and require us to provide the other members in the consortium with a non-sub-licensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the R&D Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed in this annual report on Form 20-F, are applicable to the know how developed by us with the funding received in such programs.

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

Since we commenced operations, we have received royalty-bearing grants from the IIA. As of December 31, 2022, our total contingent liability to the IIA in respect of grants received including accumulated interest and net of accumulated royalties paid was approximately $54.2 million.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our solutions and technologies. We own registered trademarks for the name RADCOM and for the name Omni-Q®. We currently have seven registered patents and several pending patent applications in the United States.  In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with suppliers and sub-contractors who have access to sensitive information.

Employees

Our total headcount as of December 31, 2022, was 284 including employees and contractors. See “Item 6.D—Directors, Senior Management and Employees—Employees.”

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

Our subsidiaries are: (1) RADCOM US, which conducts the sales, marketing, and customer support of our products mainly in the United States; (2) RADCOM Investments (96) Ltd, for the purpose of making various investments, including the purchase of securities; (3) RADCOM Brazil, which conducts the sales, marketing and customer support of our products mainly in Brazil; (4) RADCOM India, which primarily provides, customer support and development services worldwide; and (5) RADCOM Canada, which conducts the sales and marketing of our products in Canada. The following is a list of our subsidiaries, each of which is wholly owned:

Name of Subsidiary	Jurisdiction of Incorporation
RADCOM, Inc.	New Jersey
RADCOM Investments (96) Ltd	Israel
RADCOM do Brasil Comercio, Importacao Exportacao Ltda	Brazil
RADCOM Trading India Private Limited	India
RADCOM Canada Limited	Canada

D.	PROPERTY, PLANTS AND EQUIPMENT

We currently lease an aggregate of approximately 22,830 square feet of office space in Tel Aviv, Israel, from affiliates of our principal shareholders. This space includes our development facilities, which consist primarily of programming, documenting, quality control, testing and bug fixing, as well as from time to time, installation of software components on third party hardware.

In 2022, we paid to affiliates of our principal shareholders aggregate annual lease and maintenance payments in the sum of approximately $647,000 for our Tel Aviv offices. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 5,946 square feet of office space in Paramus, New Jersey, from an affiliate of our principal shareholder. In 2022, our aggregate annual lease payments for such premises were approximately $116,000.

We also lease an aggregate of approximately 40 square feet of office space in Brazil and 5,809 square feet in India. The aggregate annual lease and maintenance payments for those premises in 2022 were approximately $6,000 and $91,000, respectively.

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

We followed the below sales strategy in 2022 in order to expand our sales pipeline and revenues:

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

Sales and Marketing expenses, Net.  Sales and marketing expenses, net consist primarily of salaries and related expenses, including share-based compensation, commissions and fees to third party representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, and overhead expenses.

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

Summary of Our Financial Performance for the Fiscal Year Ended 2022 Compared to the Fiscal Year Ended 2021

For the year ended December 31, 2022, our revenues were approximately $46.1 million, compared to approximately $40.3 million in 2021, reflecting an increase of approximately 14.4%. We were provided with approximately $6.0 million in cash from operating activities during 2022, compared to approximately $2.0 million provided in 2021. Our net loss for the year ended December 31, 2022, was approximately $2.3 million, compared to a net loss of approximately $5.3 million in 2021.

As of December 31, 2022, our cash and cash equivalents and bank deposits totaled approximately $77.7 million, compared with cash and cash equivalents of approximately $70.6 million as of December 31, 2021.

Our 2022 loss includes non-cash expenses due to share-based compensation of approximately $5.2 million, compared to $3.4 million in 2021.

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

A.	OPERATING RESULTS

Results for the Year Ended December 31, 2022, compared to Year Ended December 31, 2021

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2022	2021
Revenues	100%	100%
Cost of revenues	27.6	28.4
Gross profit	72.4	71.6
Operating expenses:
Research and development	46.7	50.5
Less royalty-bearing participation	1.7	1.3
Research and development, net	45.0	49.2
Sales and marketing	26.6	25.7
General and administrative	9.7	10.4
Total operating expenses	81.3	85.3
Operating loss	(8.9)	(13.7)
Financial income, net	4.3	0.9
Loss before taxes on income	(4.6)	(12.8)
Taxes on income	(0.3)	(0.3)
Net loss	(4.9)	(13.1)

Revenues

	Year Ended December 31, (in millions of U.S. dollars)
	2022	2021
Products	19.0	15.3
Services	27.1	25.0
Total Revenues	46.1	40.3

Revenues. In 2022, our revenues increased by approximately $5.8 million, or approximately 14.4%, compared to 2021 due to an increase of approximately $2.1 million in services revenues, and an increase of approximately $3.7 million in product revenues. The increase in services revenues relates mainly to an increase in revenues in North America and Asia. The increase in product revenues relates to North America and EMEA.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2022	2021	2022	2021
North America	23.0	21.8	49.8	54.0
Asia	12.5	14.7	27.2	40.4
Latin America	3.0	1.1	6.4	0.5
EMEA (including Israel)	7.6	2.7	16.6	5.1
Total revenues	46.1	40.3	100%	100%

In 2022, our two largest customers amounted to approximately 77% of our total consolidated revenues. In 2021 our three largest customers amounted to approximately 88% our total consolidated revenues.

Cost of Revenues and Gross Profit

	Year Ended December 31, (in millions of U.S. dollars)
	2022	2021
Products	5.5	5.5
Services	7.2	5.9
Total cost of revenues	12.7	11.4
Gross profit	33.3	28.9

Cost of Revenues.  During 2022, our gross profit as a percentage of revenues, calculated to include variable costs such as salaries and related expenses was approximately 72.4% compared to approximately 71.6% in 2021.

Our cost of revenues for 2022 includes an expense of approximately $0.4 million for share-based compensation, as compared to approximately $0.2 million for share-based compensation in 2021.

The following table provides the operating costs and expenses of the Company in 2022 and 2021 as well as the percentage change of such expenses in 2022 as compared to 2021.

	Year ended December 31, (in millions of U.S. dollars)		% Change
	2022	2021	2022 vs. 2021
Research and development	21.5	20.3	5.6
Less royalty-bearing participation	0.8	0.5	41.9
Research and development, net	20.7	19.8	4.6
Sales and marketing	12.3	10.4	18.5
General and administrative	4.5	4.2	6.6
Total operating expenses	37.5	34.4	9.0

Research and Development Expenses. Research and development expenses, gross, increased from approximately $20.3 million in 2021 to approximately $21.5 million in 2022. As a percentage of total revenues, research and development expenses, gross, decreased from approximately 50.5% in 2021 to approximately 46.7% in 2022. The increase in our gross research and development expenses is attributable mostly to an increase in salaries and benefit expenses and to an increase in share-based compensation expenses in 2022 compared to 2021. As of December 31, 2022, our total research and development headcount, including contractors, was 137, compared to 142 employees and contractors as of December 31, 2021. Our research and development costs included an expense of approximately $2.5 million for share-based compensation in 2022, as compared to approximately $1.4 million for share-based compensation in 2021.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses.  Sales and marketing expenses increased from approximately $10.4 million in 2021 to approximately $12.3 million in 2022. The increase in our sales and marketing expenses is mainly related to an increase in third party commissions and to an increase in share-based compensation expenses in 2022 compared to 2021. As a percentage of total revenues, sales and marketing expenses were 26.6% in 2022, with no significant change from 25.7% in 2021. Our sales and marketing expenses included an expense of approximately $1.4 million for share based compensation in 2022, as compared to approximately $0.9 million for share-based compensation in 2021.

General and Administrative Expenses.  General and administrative expenses increased from approximately $4.2 million in 2021 to approximately $4.5 million in 2022. The increase in our general and administrative expenses is mainly attributed to an increase in salaries and benefits and to an increase in professional services expenses in 2022 compared to 2021. As a percentage of total revenues, general and administrative expenses were 9.7% in 2022, with no significant change from 10.4% in 2021. Our general and administrative expenses included approximately $0.9 million for share-based compensation in 2022, as compared to approximately $0.9 million for share-based compensation in 2021.

Financial Income, Net. In 2022, the financial income, net, was approximately $2.0 million, as compared to financial income, net, of approximately $0.4 million in 2021. The increase in our financial income, net is related to a positive impact of currency exchange rates and an increase in interest income from bank deposits.

Taxes on Income. In 2022, we recorded tax expenses of approximately $159,000 as compared to tax expenses of approximately $124,000 in 2021. Tax expenses are comprised from tax expenses of RADCOM India and RADCOM US, as well as withholding taxes that were deducted by our customers.

Comparison of Financial Data for Year Ended December 31, 2021, compared with Year Ended December 31, 2020

For a discussion of the financial data for the year ended December 31, 2021, compared with the year ended December 31, 2020, see “Item 5.A. —Operating and Financial Review and Prospects—Operating Results—Summary of Our Financial Performance for the Fiscal Year Ended 2021 Compared to the Fiscal Year Ended 2020” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on March 29, 2022.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense. Based on our budget for 2023, we expect that an increase of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will decrease our expenses expressed in dollar terms by approximately $610,000 per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $38.4 million and an additional $1.5 million of capital loss as of December 31, 2022. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E — Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our U.S. and Brazilian subsidiaries will generally be subject to applicable federal, state, local and foreign taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $14.9 million on December 31, 2022, for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds from our private and public offerings, proceeds from the exercise of options and royalty-bearing participation from the IIA and others. Cash and cash equivalents, and bank deposits on December 31, 2022, and 2021, were approximately $77.7 and $70.6 million, respectively.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in the future. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Net Cash Provided by Operating Activities. Net cash provided by operating activities was approximately $6.0 million in 2022 compared to net cash provided by operating activities of approximately $2.0 million in 2021.

The positive net cash flow in 2022 was primarily due to share-based and restricted share compensation expenses of approximately $5.2 million, an increase in deferred revenue and advances from customers of approximately $4.3 million, an increase in other liabilities and accrued expenses of approximately $0.9 million, an increase of approximately $0.8 million in employees and payroll accruals and depreciation of $0.5 million. This was partially offset by net loss of approximately $2.3 million, an increase in accrued interest on short-term bank deposits and long-term bank deposits of approximately $1.2 million, an increase of approximately $1.1 million in other account receivables and prepaid expenses and an increase of approximately $1.0 million in trade receivables, net.

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

The trade receivables and days of sales outstanding are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2022 increased to approximately $11 million from approximately $10 million in 2021.

The decrease in inventories in 2022 was mainly due to a decrease in inventory delivered to customers for which revenue criteria have been met and recognized.

Net Cash Provided by (Used in) Investing Activities.  Our investing activities generally consist of the purchase of equipment and investment in bank deposits. Net cash used in investing activities in 2022 was approximately $8.4 million, compared to net cash used in investing activities in 2021 of $3.5 million. In 2022, we invested approximately $66.9 million in bank deposits, received approximately $58.6 million from the maturity of a short-term bank deposit and invested approximately $0.2 million for the purchase of equipment. In 2021, we received approximately $55.5 million from the maturity of a short-term bank deposit, invested approximately $58.6 million in a short-term bank deposits and invested approximately $0.4 million for the purchase of equipment.

Net Cash provided by (Used in) Financing Activities. In 2022 and in 2021, there was no net cash provided by or used in financing activities.

On February 19, 2023, we entered into definitive agreements to acquire the technology, intellectual property, and customer agreements of Continual Ltd for an amount of up to $2.5 million in cash. The closing of the acquisition is expected to occur within three months after the signing of the definitive agreements, pending the satisfaction of customary and transaction specific closing conditions and regulatory approvals. While we expect to continue to grow organically, we expect to continue to evaluate additional potential transactions to purchase other companies or technologies in the field in which we operate.

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

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the IIA at the rates that range from 20% to 60% of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the R&D Law. We recorded such grants from the IIA in the total amount of approximately $0.8 million in 2022 and $0.5 million in 2021. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants. In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2022 and 2021 were approximately $1.4 million and $1.2 million, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2022 were approximately $48.4 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate was LIBOR, as further detailed below. As of December 31, 2022, the accumulated interest was approximately $25.0 million, the accumulated royalties paid to the IIA were approximately $19.3 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $54.2 million.  The United Kingdom’s Financial Conduct Authority, which regulates the LIBOR, announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the SOFR, in June 2023. As of the date of this Annual Report, the IIA has not yet published the alternative interest that will be applied on the grants that the Company received from the IIA. While the effect that the replacement of the LIBOR interest will have on the Company remains uncertain as of the date of this Annual Report, the Company assesses that such change will not have a material effect on its operations and financial condition in light of the common interests in the market. For additional information, see “Item 4.B—Information on the Company—Business Overview—Israel Innovation Authority.”

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2022, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $450,000. For additional information, see “Item 4.B—Information on the Company—Business Overview—Binational Industrial Research and Development Foundation.”

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

During 2022, we saw more deployments of 5G SA by CSPs, but still in small numbers. According to industry research, 36 operators launched 5G standalone networks so we expect that the number of 5G SA deployments will grow during 2023 and beyond, although the pace of such growth is still unknown. CSPs are continuing to invest in 5G networks and more devices have become commercially available despite the economic disruption. We saw the mobile industry continuing to allocate 5G spectrum and the investment in 5G SA networks in both trials and live deployments.

5G networks and services are much more complex and dynamic than traditional networks. They use cloud-native technologies such as containers and kubernetes to enable automation and simplification and to reduce operating costs. These technological advancements may result in potential increased interest by CSPs in our solutions.

We consider customer experience as another driver for CSPs to invest in solutions that enable them to better monitor and proactively offer resolution and upgrade of quality of service.

As services become more technologically complex and their volumes increase, service quality becomes an issue that must be addressed to allow for end-to-end visibility across the different network areas. Our automated assurance solutions address this need by providing end-to-end network visibility from RAN to core, enabling CSPs to monitor their networks end-to-end as they progress with 5G deployments.

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

Share-based compensation. Our accounts for share-based compensation are in accordance with ASC No. 718 “Compensation – Stock-based Compensation”, or ASC 718, which requires us to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

 We recognize compensation expenses for the value of its awards over the requisite service period of each of the awards. For graded vesting awards subject to service conditions only, we use the straight-line attribution method. We estimate expected forfeitures.

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

Other than a grant of 4,906 options to purchase our ordinary shares granted to our director, Zohar Zisapel, no other options to purchase ordinary shares (other than RSUs) were granted by us during the years ended December 31, 2022, 2021 and 2020.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	69	Executive Chairman of our Board of Directors
Matty Karp (1)(4)(5)	73	Director
Mirella Kuvent (1)(2)(4)	62	Director
Oren Most (1)(3)(4)(5)	72	Director
Yaron Ravkaie	54	Director
Rami Schwartz (1)(5)	65	Director
Zohar Zisapel	74	Director
Eyal Harari	46	Chief Executive Officer
Hadar Rahav	35	Chief Financial Officer
Hilik Itman	51	Chief Operating Officer
Rami Amit	57	Chief Technology Officer and Head of Product

(1)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(2)	Chairman of Audit Committee.

(3)	Chairman of Compensation Committee.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and was appointed as the Executive Chairman of our Board of Directors in September 2015. Ms. Bennun has also served as a director of Electreon Wireless Ltd. (TASE:ELWS) since March 2021 until November 2022. Ms. Bennun has over 25 years of professional experience in hi-tech companies. Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq: ARLC) in 1988, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning, and served as CEO, CFO, and director, leading the company to its initial public offering on Nasdaq in 1994. Ms. Bennun also co-founded ArelNet Ltd. (formerly TASE: ARNT), a pioneer in the field of Voice over IP, and served as CEO and as a director, leading the company to its initial public offering on TASE and until its acquisition by Airspan Network Inc. Ms. Bennun has also served as CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

Mr. Matty Karp has served as a director since December 2009. From 1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early-stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (Nasdaq and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Elta Ltd.; Galileo Technology, which was acquired by Marvell Technology, Inc. (Nasdaq: MRVL); Accord Networks which was acquired by Polycom, Inc.; Saifun Semiconductors, which merged with Spansion, and El Al Israel Airlines Ltd. (TASE: ELAL). Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

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

Mr. Hilik Itman, our Chief Operating Officer joined us in June 1997 as a software engineer and was appointed to his current position in January 2020, having most recently served as the Company’s Vice President of Research and Development. Mr. Itman led the development of our main legacy products (R70S and MaveriQ) during the company’s transition from hardware-based products, to software-based probe products. Mr. Itman holds a B.A. in Mathematics and Computer Science from the Open University.

Mr. Rami Amit, our Chief Technology Officer and Head of Product, joined us in February 2017. Prior to joining RADCOM, Mr. Amit served from 2013 to 2017 as director of engineering in the Cisco Systems, Inc.’s NFV Business Unit, which included worldwide deployments by many tier 1 customers. Mr. Amit was a major contributor to the vision of the evolution to virtualization in that space. Prior to his time at Cisco Mr. Amit was Chief Technology Officer for Jungo Connectivity Ltd., a leading software provider, founded Surf&Call Solutions Ltd., which was later acquired by CosmoCom, Inc. and was the first employee of the VoIP industry pioneer, VocalTec Ltd., in which he is considered as one of the early inventors of VoIP, building the first ever VoIP gateway shown in public in the mid-1990s and leading many of the VoIP technologies used today on a daily basis. Mr. Amit holds a B.Sc. in electrical engineering from Tel Aviv University.

Ms. Bennun is the life partner of Mr. Zohar Zisapel. Otherwise, there are no family relationships between any of the directors or executive officers named above.

B.	COMPENSATION

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Companies Law), during or with respect to the year ended December 31, 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Eyal Harari, CEO	2022	300,000	204,491	324,059	44,275	872,825
Hilik Itman, COO	2022	234,827	125,987	360,715	82,608	804,137
Rami Amit, CTO and Head of Product	2022	234,827	117,621	278,591	88,421	719,460
Hadar Rahav, CFO	2022	133,394	142,067	84,935	52,586	412,982
Rachel (Heli) Bennun, Executive Chairman of our Board of Directors	2022	102,826	106,000	127,286	36,729	372,841

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2022. The grants awarded during 2022 and 2023 were for a vesting term of up to 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

The bonus paid to our CEO is based on a formula which takes into consideration independent measurable and non-measurable components and which was approved by Board of Directors in accordance with the Compensation Policy and the CEO’s amended terms of employment approved by general meeting of our shareholders on July 21, 2022.

The bonus and commission payments made to our other officers and the Executive Chairman of our Board of Directors are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our Compensation Policy, as approved by our shareholders from time to time and most recently on July 11, 2019, as amended on July 8, 2021 and July 21, 2022.

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2022, was approximately $2.1 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $0.3 million that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2022, our office holders, as such term is defined in the Israeli Companies Law, 1999, or Office Holders, who are not directors, received, in the aggregate, 212,800 restricted share units, or RSUs, under our 2013 Share Option Plan, or the 2013 Plan. The RSUs have a vesting schedule of four years over equal annual installments commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2022, our current directors and officers, as a group, held options to purchase an aggregate of 40,006 ordinary shares of the Company and 319,198 RSUs that were granted under our 2013 Plan.

Our directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation currently paid to our independent directors as approved by a resolution of our shareholders in the annual general meeting held on July 9, 2020 and ratified in the annual general meeting of shareholders held on July 21, 2022 (other than to our Executive Chairman, as of July 21, 2022) is an annual fee of NIS 52,000 (currently equivalent to approximately $15,580) and a per meeting attendance fee of NIS 2,000 (currently equivalent to approximately $600). In addition, upon his or her election or re-election, each of our non-executive directors receives a grant of 15,600 RSU or the equivalent in options to purchase ordinary shares, vesting over a period of three years.

Share Option Plans

On March 28, 2023, our Board of Directors adopted the 2023 Equity Incentive Plan, or the 2023 Plan. The 2023 Plan expires on March 27, 2033. Under the 2023 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. Options and RSUs granted under our 2023 Plan generally vest over a period of between one and four years, with expiration term for options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The 2023 Plan is administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the 2023 Plan, including determining who will receive an option award and the terms and conditions of the option awards. We have reserved 1,500,000 ordinary shares under our 2023 Plan and to date, no grants were made hereunder.

On April 3, 2013, our Board of Directors adopted the 2013 Share Option Plan, or the 2013 Plan. The 2013 Plan expires on April 2, 2023. Under the 2013 Plan, we may grant options to purchase our ordinary shares, restricted shares and RSUs to our employees, directors, consultants and contractors. As of March 23, 2023, we have granted 1,278,808 options and 2,544,031 RSUs under the 2013 Plan. In addition, we granted 40,000 RSUs to our CEO in February 2023, which are pending shareholders’ approval. Options and RSUs granted under our 2013 Plan generally vest over a period of between one and four years, with expiration term for options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The 2013 Plan is administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the 2013 Plan, including determining who will receive an option award and the terms and conditions of the option awards.

We measure the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $5.2 million for share-based compensation plans during 2022. In February 2023 and During 2022, we granted 235,000 and 418,733 RSUs, respectively, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(n) and 11(b) of the Notes to the Consolidated Financial Statements for further information.

As of March 23, 2023, there were 40,006 outstanding options to purchase ordinary shares and 739,838 unvested RSUs.

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

Compensation Policy

On June 5, 2019, our Compensation Committee and Board of Directors approved our compensation policy for our Executive Officers and Directors, and our shareholders approved the compensation policy on July 11, 2019. On July 8, 2021, our shareholders approved an amendment to our compensation policy. On July 21, 2022, our shareholders re-approved our compensation policy, in the form approved on July 11, 2019 as amended on July 8, 2021. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee.”

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), and our non-executive directors, Matty Karp, Mirella Kuvent, Oren Most, Yaron Ravkaie, Rami Schwartz, and Zohar Zisapel.  Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  All of our directors were elected in by our shareholders in our annual general meeting. The terms of office of Mr. Schwartz and Mr. Most will expire on our 2024 annual general meeting. The terms of office of Mr. Zisapel, Mr. Ravkaie and Ms. Kuvent will expire on our 2023 annual general meeting. The terms of office of Ms. Bennun and Mr. Karp will expire on our 2025 annual general meeting. None of our directors have service contracts with the Company relating to their service as a director, and none of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

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

Subject to the provisions of the Israeli Companies Law, compensation of executive officers is generally determined and approved by our Compensation Committee and our Board of Directors. Shareholder approval is generally required when (i) approval by our Board of Directors and our Compensation Committee is not consistent with our Compensation Policy which was last adopted by annual meeting of shareholders on July 21, 2022, or (ii) the compensation is that of our Chief Executive Officer. In special circumstances, our Compensation Committee and Board may approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholder objection. Additionally, under certain circumstances, our Compensation Committee may exempt an engagement with a nominee for the position of chief executive officer from requiring shareholders’ approval or may otherwise postpone such shareholders’ approval.

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

On June 5, 2019, our Compensation Committee and Board of Directors approved an amended compensation policy for Executive Officers and Directors, and our shareholders approved such compensation policy on July 11, 2019. On July 21, 2022, our shareholders re-approved our then amended Compensation Policy.

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

Our total headcount as of December 31, 2022, was 284, compared to 278 in 2021 and 276 in 2020, including full-time and part-time employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	92	26	3	10	131
India	18	43	0	2	63
United States	0	15	0	4	19
Brazil	0	11	0	1	12
Other	37	22	0	0	59
Total	147	117	3	17	284

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 23, 2023, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 23, 2023, and restricted share units, or RSUs, that shall vest within 60 days of March 23, 2023, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 14,986,532 ordinary shares outstanding as of March 23, 2023.

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

As of March 23, 2023, our ordinary shares had a total of 15 holders of record, of which 8 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
Zohar Zisapel	2,911,572	(3)	19.4%
Lynrock Lake LP	1,981,823	(4)	13.2%
Yelin Lapidot Holdings Management Ltd.	1,487,252	(5)	9.9%

Directors and Officers, except for Zohar Zisapel
Rachel (Heli) Bennun	*		*
Matty Karp	*		*
Mirella Kuvent	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
Rami Schwartz	*		*
Eyal Harari	*		*
Hadar Rahav	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group, except for Zohar Zisapel (10 persons)	166,547	(6)	1.1%

*	less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2023.

(2)	The percentage of outstanding ordinary shares is based on 14,986,532 ordinary shares outstanding as of March 23, 2023. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2023. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)	Includes (i) 2,332,185 ordinary shares held by Mr. Zohar Zisapel, (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd or Klil, an Israeli company, wholly owned by Mr. Zohar Zisapel, (iii) 242,731 ordinary shares held by Lomsha Ltd. or Lomsha, an Israeli company wholly owned by Mr. Zohar Zisapel, and (iv) 37,240 ordinary shares issuable upon exercise of options, currently exercisable or exercisable within 60 days of March 23, 2023. Mr. Zohar Zisapel’s brother, Mr. Yehuda Zisapel, may be deemed the beneficial owner of 344,809 ordinary shares. Additionally, Mr. Zohar Zisapel’s life partner and Executive Chairman of the Company’s Board of Directors, Ms. Heli Bennun, holds 40,570 ordinary shares, and 2,600 RSUs which shall vest within 60 days of March 23, 2023. Mr. Zohar Zisapel disclaims beneficial ownership of the ordinary shares held by Mr. Yehuda Zisapel and by Ms. Heli Bennun. This information is based on information provided to the Company by Mr. Zohar Zisapel.

(4)	Based on a Schedule 13G/A filed with the SEC on February 14, 2023. Includes 1,981,823 Ordinary Shares held by Lynrock Lake LP (the “Investment Manager”), the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(5)	Based on a Schedule 13G/A filed with the SEC on February 9, 2023. Includes 756,503 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and 730,749 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd, each of which a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (each a “Yelin Lapidot Holder”). Each of Dov Yelin and Yair Lapidot owns 24.4% of the share capital and 25.0% of the voting rights of Yelin Lapidot Holdings Ltd. The address of each of the Yelin Lapidot Holders and each of Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. Each of the Yelin Lapidot Holders and Messrs. Yelin and Lapidot and is a resident of Israel.

(6)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of March 23, 2023, and have, therefore, not been separately disclosed. The number of shares is comprised of 139,363 ordinary shares and 27,184 RSUs that will vest within 60 days of March 23, 2023.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant change in the percentage of ownership held by our major shareholders during the past three years has been the increase in the percentage of ownership held by Lynrock Lake LP above 5% as of 2021 and additional increases until it has a beneficial ownership percentage of 13.2% as of December 31, 2022, according to the Schedule 13G/A filed with the SEC on February 14, 2023.

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

Supplier and Service Provider Arrangements

We purchase certain inventory, as well as personnel, administrative, Dev-Ops, Research and Development and IT products and services from members of the RAD-BYNET group, on terms that are either beneficial to us or are no less favorable than terms that might be available to us from unrelated third parties, based on quotes we received from unrelated third parties.

Members of the RAD-BYNET group may provide to us, for which we pay on market terms and rates. The aggregate amount of such purchases was approximately $133,000 in 2022.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Mr. Yehuda Zisapel and his wife, Ms. Nava Zisapel, and Mr. Zohar Zisapel. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amount of lease and maintenance payments was approximately $684,000 in 2022.

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

Export Sales

In 2022 and 2021, the amount of our export sales was approximately $44.6 million and $37.9 million respectively, which represented 97% of our total sales and 94% of our total sales respectively.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2022.

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

On March 29, 2019, we entered into a series of agreements with AT&T relating to the sale of our solutions and services to AT&T. The AT&T agreements include:

●	Software and Professional Services Agreement, or the AT&T SPSA – a three-year framework agreement with two additional one-year options which establishes general terms and conditions for the delivery of products and services. Such terms include, among others, terms relating to ordering procedures; AT&T site, privacy, and security requirements; terms related to the licensing of intellectual property to AT&T; change in control provisions permitting AT&T’s termination of the agreement under certain circumstances; intellectual property infringement indemnity; insurance requirements; and limitations of liability. The SPSA provides the structure pursuant to which the parties may enter into supplemental agreements for purposes of effectuating specific orders. With regard to such orders, the terms of any supplemental agreements take precedence over the terms of the SPSA. On August 24, 2022, the AT&T SPSA was extended for an additional period.

●	Supplement Agreement, or the AT&T Supplement Agreement – a three-year agreement with two additional one-year options governing the sale of our solutions and related professional services to AT&T. The Supplement Agreement provides the detailed technical scope for our solutions and the prices applicable to such solutions. Pursuant to the Supplement Agreement, AT&T has committed to issue certain orders related to the continuing enhancement of existing solutions for the first two years of the agreement and to the expansion of license use rights during the first year of the agreement and retains options to issue certain additional orders over the three-year term of the agreement.

●	Supplemental Support & Maintenance Agreement – a three-year agreement for our performance of support and maintenance services for our solutions deployed on AT&T’s network. This agreement defines the technical aspects of support including error severity levels, response times, and method of interface, as well as the annual fee for such services. On April 1, 2022, the Supplemental Support & Maintenance Agreement was extended for an additional period.

Additionally, we have entered and from time to time may enter into additional SOWs with AT&T providing for additional products and or services complementary to the services provided under AT&T SPSA and AT&T Supplement Agreement.

We entered into a series of agreements with Rakuten relating to the sale of our solutions and services to Rakuten. The Rakuten Agreements include:

●	Master Software and Professional Services Agreement, or MSPSA – a multi-year framework agreement effective May 21, 2019, establishing general terms and conditions for the delivery of software and services. Such terms include, among others, terms relating to ordering procedures, intellectual property, confidentiality, indemnity, and limitations of liability. The MSPSA provides the structure pursuant to which the parties may enter into additional statements of work, or SOWs, for purposes of effectuating specific orders. The SOWs establish the scope of services, technical specifications, and certain other terms with regard to each particular order. The terms of any SOWs take precedence over the terms of the MSPSA.

●	Rakuten Managed Services Agreement, or the Rakuten Managed Services Agreement – a multi-year agreement effective May 22, 2019, governing the delivery of our solution and services as a managed service to Rakuten and providing the detailed technical scope for the managed services and the prices applicable to such services. Rakuten Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods. On July 14, 2022, the Rakuten Managed Services Agreement was extended by an additional period.

●	Rakuten 5G NSA/SA Managed Services Agreement, or the Rakuten 5G NSA/SA Managed Services Agreement – a multi-year agreement effective as of August 31, 2020, governing the delivery of our solution and services as a managed service to Rakuten’s 5G NSA and SA network, providing the detailed technical scope for the managed services and the prices applicable to such services. The Rakuten 5G NSA/SA Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods.

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

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2022.

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

Subject to the discussion below under “Medicare Tax” dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains, provided that such dividends meet the requirements of “qualified dividend income.”  For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., Nasdaq) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose, although there is no guarantee that this will remain the position or the dividends will qualify for any other reasons.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.

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

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or upon the proceeds from the disposition of, our ordinary shares, provided that such Non-U.S. Holder provides its taxpayer identification number, certifies to its foreign status by the provision of Form W-8 or its substitute, or otherwise establishes an exemption.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our cash, cash equivalents, bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our cash and cash equivalents and bank deposits are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 0.1%-2.56%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2023, we expect that (i) an increase of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately 1.9 million per year and vice versa and (ii) an increase of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately 160,000 per year and vice versa.

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

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2022. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2022, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2022, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16B. CODE OF ETHICS

Our Code of Ethics and Business Conduct which applies to all our directors, officers and employees, including our Chief Executive Officer and our Chief Financial Officer, as may be amended from time to time, is publicly available on our website at http://www.radcom.com. Future amendments to or waivers under our Code of Ethics will be posted on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2021 and 2020 were, respectively:

	2022	2021
Audit Fees	$275,000	$257,500
Audit Related Fees	$3,000	$9,000
Tax Fees	$27,690	$12,747
All Other Fees	0	0
Total	$305,690	$279,247

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

AS OF DECEMBER 31, 2022

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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
March 30, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on Internal Control over Financial Reporting

We have audited RADCOM Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, RADCOM Ltd. and its subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021 and the related consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
March 30, 2023

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,527	$11,948
Short-term bank deposits	64,130	58,621
Trade receivables, net	11,074	10,031
Inventories	795	931
Other accounts receivable and prepaid expenses	1,928	1,964

Total current assets	87,454	83,495

NON- CURRENT ASSETS:

Long-term bank deposits	4,002	-
Severance pay fund	3,524	3,840
Other long-term receivables	2,557	1,258
Property and equipment, net	1,010	1,260
Operating lease right-of-use assets	2,457	1,808

Total non-current assets	13,550	8,166
Total assets	$101,004	$91,661

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2022	2021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,708	$2,651
Employees and payroll accruals	5,198	4,422
Deferred revenues and advances from customers	7,037	2,700
Current maturities of lease liabilities	1,024	1,045
Other liabilities and accrued expenses	6,829	5,428

Total current liabilities	22,796	16,246

NON-CURRENT LIABILITIES:
Accrued severance pay	3,973	4,335
Operating lease liabilities	1,452	894
Other liabilities and accrued expenses	-	32

Total non-current liabilities	5,425	5,261

Total liabilities	$28,221	$21,507

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital: Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2022 and 2021; 14,775,114 and 14,191,218 shares issued and 14,739,082 and 14,155,186 shares outstanding at December 31, 2022 and 2021, respectively	$706	$669
Additional paid-in capital	148,610	143,473
Accumulated other comprehensive loss	(2,908)	(2,620)
Accumulated deficit	(73,625)	(71,368)

Total shareholders’ equity	72,783	70,154

Total liabilities and shareholders’ equity	$101,004	$91,661

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2022	2021	2020
Revenues:
Products	$18,997	$15,336	$17,742
Services	27,054	24,946	19,820

	46,051	40,282	37,562

Cost of revenues:
Products	5,471	5,543	5,340
Services	7,243	5,880	5,418

	12,714	11,423	10,758

Gross profit	33,337	28,859	26,804

Operating expenses:
Research and development	21,483	20,347	19,199
Less - royalty-bearing participation	762	537	1,358

Research and development, net	20,721	19,810	17,841

Sales and marketing	12,270	10,358	9,709
General and administrative	4,460	4,184	3,836

Total operating expenses	37,451	34,352	31,386

Operating loss	(4,114)	(5,493)	(4,582)

Financial income, net	2,016	354	810

Loss before taxes on income	(2,098)	(5,139)	(3,772)

Taxes on income	(159)	(124)	(220)

Net loss	$(2,257)	$(5,263)	$(3,992)

Basic and diluted net loss per Ordinary Share	$(0.16)	$(0.37)	$(0.29)

Weighted average number of Ordinary Shares used in computing basic and diluted net loss per Ordinary Share	14,525,449	14,124,404	13,927,788

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net loss	$(2,257)	$(5,263)	$(3,992)

Other comprehensive income (loss):
Foreign currency translation adjustments	(288)	42	(28)

Total other comprehensive income (loss)	(288)	42	(28)

Comprehensive loss	$(2,545)	$(5,221)	$(4,020)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2020	13,786,153	$648	$137,969	$(2,634)	$(62,113)	$73,870

Share-based compensation and RSUs	-	-	2,169	-	-	2,169
RSUs vested	145,303	9	(9)	-	-	-
Net loss	-	-	-	-	(3,992)	(3,992)
Other comprehensive loss	-	-	-	(28)	-	(28)

Balance as of December 31, 2020	13,931,456	$657	$140,129	$(2,662)	$(66,105)	$72,019

Share-based compensation and RSUs	-	-	3,356	-	-	3,356
RSUs vested	223,730	12	(12)	-	-	-
Net loss	-	-	-	-	(5,263)	(5,263)
Other comprehensive income	-	-	-	42	-	42

Balance as of December 31, 2021	14,155,186	$669	$143,473	$(2,620)	$(71,368)	$70,154

Share-based compensation and RSUs	-	-	5,174	-	-	5,174
RSUs vested	583,896	37	(37)	-	-	-
Net loss	-	-	-	-	(2,257)	(2,257)
Other comprehensive loss	-	-	-	(288)	-	(288)

Balance as of December 31, 2022	14,739,082	$706	$148,610	$(2,908)	$(73,625)	$72,783

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net loss	$(2,257)	$(5,263)	$(3,992)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	477	540	699
Share-based compensation	5,174	3,356	2,169
Change in:
Severance pay, net	(46)	(164)	120
Trade receivables, net	(1,039)	2,412	(1,653)
Other account receivables and prepaid expenses	(1,140)	289	114
Inventories	157	(410)	811
Trade payables	16	1,017	(773)
Employees and payroll accruals	768	16	314
Other liabilities and accrued expenses	910	724	530
Deferred revenue and advances from customers	4,341	(411)	2,267
Net effect of exchange rate differences and other on operating lease right-of-use assets and liabilities	(112)	40	(297)
Accrued interest on bank deposits	(1,230)	(144)	(359)

Net cash provided by (used in) operating activities	6,019	2,002	(50)

Cash flows from investing activities:

Net proceeds from (investment in) short-term bank deposits and long-term bank deposits	(8,281)	(3,064)	8,026
Purchase of property and equipment	(150)	(437)	(427)

Net cash provided by (used in) investing activities	(8,431)	(3,501)	7,599

Foreign currency translation adjustments on cash and cash equivalents	$(9)	$(101)	$(202)

Increase (decrease) in cash and cash equivalents	(2,421)	(1,600)	7,347
Cash and cash equivalents at beginning of the year	11,948	13,548	6,201

Cash and cash equivalents at end of the year	$9,527	$11,948	$13,548

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2022	2021	2020
(a)	Non-cash investing activities:

	Purchase of property and equipment	$95	$55	$36
	Net increase (decrease) in operating lease right-of-use assets	$1,624	$117	$(1,492)

(b)	Cash paid during the year for:
	Taxes on income	$104	$82	$128

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.	RADCOM Ltd. (the “Company”), an Israeli corporation, is a leading provider of 5G ready cloud-native, network intelligence and service assurance solutions for telecom operators (“CSP”). The Company’s solutions support CSPs in their transition to virtualization and 5G networks, delivering dynamic, on-demand service assurance and network troubleshooting for real time customer and service insights. The Company’s solutions include RADCOM Service Assurance, a cloud-native, 5G-ready, fully virtualized service assurance solution which allows telecom operators to gain end-to-end network visibility and customer experience insights across all networks; RADCOM Network Visibility, a cloud-native network packet broker and filtering solution that allows CSPs to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and RADCOM Network Insights, a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. The Company specializes in solutions for next-generation mobile and fixed networks, including 5G, Long Term Evolution (“LTE”), Voice over LTE (“VoLTE”), Voice over Wifi (“VoWifi”), IP Multimedia Subsystem (“IMS”), Voice over IP (“VoIP”), and Universal Mobile Telecommunication Service (“UMTS”). The Company’s shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil. The Company also has a wholly-owned subsidiary in India, that primarily provides customer support and development services worldwide.

On August 31,2022 the Company established a wholly-owned subsidiary in Canada named RADCOM Canada Limited (hereinafter- the “Canadian subsidiary”). The Canadian subsidiary is engaged in the deployment and customer support of the Company’s products in United States.

b.	The Company depends on a limited number of customers for selling its solution. Such customers accounted for 82% of the Company’s revenues for the year ended December 31, 2022. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note 12b).

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

e.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year and which do not meet the definition of cash equivalents . Long-term bank deposits are deposits with maturities of more than one year. Such deposits include annual interest rates ranging between 2.22%-6.80% resulting in accrued interest of $1,230 and $144 as of December 31, 2022 and 2021, respectively. The deposits are presented according to their terms.

f.	Trade receivables:

Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for credit losses. The Company generally does not require collateral or security. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss). Allowance for credit losses as of December 31, 2022 and 2021, amounted to $5 for both years.

g.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents, short-term and long-term bank deposits, severance pay fund and trade receivables.

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

The total inventory write-offs during the year ended December 31, 2020 amounted to $14. No inventory write-offs were recorded during the years ended December 31, 2021 and 2022.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2022, 2021 and 2020, no impairment losses were identified.

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

For all short-term leases which are less than 12 months. The Company does not recognize operating lease ROU assets or operating lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis.

See Note 9 for further information on leases.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company’s solution is sold to customers directly, through resellers and to lesser extent through distributors.

The Company recognizes revenues in accordance with ASC 606, “Revenue from Contracts with Customers”. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation as follows:

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

Generally, the Company doesn’t grant its customers a right to return the products sold. However, in some cases, the arrangements may include refunds, liquidated damages, penalties or other damages if the Company fails to deliver future goods or services or if the goods or services fail to meet certain specifications. All of the above are accounted for as variable considerations, which may result in an adjustment to the transaction price.

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

The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. As the period of time between delivery and payment for most of the Company’s contracts is less than one year, these contracts are not assessed for a significant financing component. In other contracts, the Company determined that those contracts generally do not include a significant financing component, as the primary purpose of the invoicing terms for these contracts is to provide customers with simplified and predictable ways of purchasing the Company’s products and services, not to receive or provide financing.

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

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information. The suboptimal exercise factor is the ratio by which the share price must increase over the exercise price before employees are expected to exercise their share options. The expected term of the options granted is derived from the output of the options valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option-pricing model.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

No options were granted in 2021. The fair value for options granted in 2022 and 2020 are estimated at the date of grant with the following weighted average assumptions:

	2022	2021

Dividend yield	0%	0%
Expected exercise factor	10.99	2.67
Expected volatility	37.57%	41.92%-45.21%
Risk-free interest	3.18%	0.25%-0.27%
Expected life (in years)	5	4.32-4.75

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

A change in accounting principle requires retrospective application, if material. The impact of the change in the accounting policy described above to the Company’s time-based awards was immaterial to prior periods and to the year ended December 31, 2021. As a result, the Company has accounted for the cumulative effect of this change in its consolidated results for the year ended December 31, 2021. The effect of the new policy was a decrease in net loss of $141, or $0.01 per share (basic and diluted), for the year ended December 31, 2021.

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income (loss) per share was, 1,042,682 , 956,356 and 877,195 for the years ended December 31, 2022, 2021 and 2020, respectively.

r.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. Deferred tax assets and liabilities are classified as noncurrent on the balance sheet.

The Company provides a full valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will be realized.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Income tax uncertainties:

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2022 and 2021, no liability for unrecognized tax benefits was recorded.

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

Severance expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $1,007, $922, and $1,195, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The Company follows the provisions of ASC 820, “Fair Value Measurement” (“ASC 820”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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

The financial instruments of the Company consist mainly of cash and cash equivalents, bank deposits, trade receivables, trade payables and other liabilities and accrued expenses. The fair values of the Company cash and cash equivalents, account receivables, and account payables approximate their carrying amounts due to their short-term nature.

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

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance”, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this standard on January 1, 2022. The adoption of this standard didn’t result in a material impact on the Company’s consolidated financial statements.

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

Deferred commission costs capitalized are periodically reviewed for impairment. As of December 31, 2022 and 2021, the deferred commission costs capitalized included within other long-term receivables in the consolidated balance sheets were $2,194 and $1,052, respectively. During the year ended December 31, 2022, the Company recorded new contract acquisition assets in the amount of $1,851 and amortized $709 of capitalized contract acquisition costs into sales and marketing expense. No impairment losses were recognized during such period.

Contract balances:

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2022 and 2021, unbilled receivables balances amounted to $4,035 and $1,457, respectively and are included within trade receivables balance in the Company’s balance sheets.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - REVENUES (Cont.)

As of December 31, 2022, the Company had $60,624 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 59% of this amount as revenues during the next 12 months and the rest thereafter.

During the year ended December 31, 2022, the Company recognized $2,317 that was included in deferred revenues (short-term contract liability) balance on January 1, 2022.

For disaggregation of revenues please see Note 12b.

NOTE 4: - INVENTORIES

	December 31,
	2022	2021

Finished products (*)	$795	$931

(*)	Includes amounts of $349 and $570 as of December 31, 2022 and 2021, respectively, with respect to inventory delivered to customers for which control has not been transferred.

NOTE 5: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2022	2021

Governmental authorities	$429	$340
Prepaid expenses	1,443	1,593
Others	56	31

	$1,928	$1,964

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: - PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2022	2021

Cost:
Computers and electronic equipment	$4,399	$4,235
Office furniture and equipment	412	404
Leasehold improvements	314	297

	5,125	4,936
Accumulated depreciation:
Computers and electronic equipment	3,786	3,399
Office furniture and equipment	200	179
Leasehold improvements	129	98

	4,115	3,676

	$1,010	$1,260

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $477, $540 and $699, respectively.

NOTE 7: - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2022	2021

Royalties - IIA payable	$1,113	$1,026
Accrued commissions	2,454	1,040
Accrued expenses	3,262	3,362

	$6,829	$5,428

NOTE 8: - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.	The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company does not generate sales of products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

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

As of December 31, 2022, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $54,157. The total research and development grants that the Company has received from the IIA as of December 31, 2022 were $48,432. The accumulated interest as of December 31, 2022, was $25,019 and the accumulated royalties paid to the IIA were $19,294.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2022, 2021 and 2020 were $1,382, $1,209, and $1,127, respectively.

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

No royalties were paid to the MOE during the years ended December 31, 2020, 2021 and 2022.

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

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $668). According to the above, as of December 31, 2022, the total royalties commitment the Company may be required to pay is an amount of up to $1,001 out of which $ 551 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $ 450 as of December 31, 2022.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

b.	Bank guarantees:

1.	As of December 31, 2022, the Company issued a bank guarantee to the Israeli Customs Authority that amounted to $28, which will expire on April 30, 2023.

2.	As of December 31, 2022, the Company issued a bank guarantee to a governmental entity in Israel that amounted to $246, which will expire on January 1, 2024.

NOTE 9: - LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with original lease periods expiring between 2022 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

On May 10, 2022, the Company amended its offices lease agreement in India. The amendment included a decrease in rental price per meter and an extension of the lease period until May 9, 2025. The option to extend the lease period for an additional 3 years from May 9 ,2025 has remained to the Company under the amendment. As a result of the amendment, the operating lease right of use increased by $69 and the operating lease liability increased by $72, the Company recorded a foreign currency exchange loss of $24 and a gain within operating income of $21.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES (Cont.)

On July 1, 2022, the Company’s lease of its offices in Israel was amended. The amendment included an increase in parking lot space and an option to extend the lease period for an additional 2 years from December 31,2022 with an increase in rental price per meter. As a result of the amendment, the operating lease right of use increased by $1,534 and the operating lease liability increased by $1,493 the Company recorded a foreign currency exchange loss of $28 and a gain within operating income of $69.

Lease payments included in the measurement of the operating lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2022, the Company’s assessment for the remaining lease term range between 0.9 years to 5.3 years, including options to extend part of the lease agreements for an additional 2 years and up to 5 years.

The following table represents the weighted-average remaining lease term and discount rate:

	December 31,	December 31,
	2022	2021

Weighted average remaining lease term	1.51 years	1.84 years

Weighted average discount rate	4.09%	4.92%

The components of lease expense for the year ended December 31, 2022 were as follows:

	Year ended	Year ended
	December 31, 2022	December 31, 2021

Operating lease	$969	$1,173
Short-term lease	6	5
Total lease expense	$975	$1,178

Cash paid for amounts included in the measurement of operating lease liabilities was $730 and $1,125 during the years ended December 31, 2022 and 2021, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES (Cont.)

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2022:

Operating Leases

2023	1,098
2024	1,054
2025	159
2026	137
2027 and thereafter	173
Total operating lease payments	$2,621
Less: imputed interest	145
Present value of lease liabilities	$2,476

NOTE 10: - TAXES ON INCOME

a.	Israeli taxation:

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

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2022.

In accordance with the tax laws, tax returns submitted up to and including the 2017 tax year can be regarded as final. As of December 31, 2022, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2022, the Company’s estimated tax loss carryforward and capital loss were $38,423 and $1,519, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

As of December 31, 2022, the Company’s research and development expenses carryforward for tax purposes in Israel amounted to approximately $16,947.

b.	Foreign subsidiaries:

U.S. subsidiary:

1.	The U.S. subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

2.	The U.S. subsidiary’s estimated federal tax loss carryforward amounted to $1,656 as of December 31, 2022. Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2023 to 2026 for federal tax purposes.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2018 tax year can be regarded as final.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME (Cont.)

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $2,895 as of December 31, 2022, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2017 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 25% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2015 tax year can be regarded as final.

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2022	2021
Deferred tax assets:
Carryforward tax losses	$10,519	$10,540
Research and development	3,901	3,227
Accrued social benefits and other	445	505

	14,865	14,272
Less - valuation allowance	(14,865)	(14,272)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2022 was an increase of $592. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment.

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

d.	Taxes on income are mainly comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2022	2021	2020

Domestic (Israel)	$(3,043)	$(6,030)	$(4,271)
Foreign	945	891	499

Loss before income taxes	$(2,098)	$(5,139)	$(3,772)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2022	2021	2020

Loss before income taxes, as reported in the statements of operations	$(2,098)	$(5,139)	$(3,772)

Statutory tax rate in Israel	23%	23%	23%

Theoretical tax benefit	$(483)	$(1,182)	$(868)

Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(22)	(31)	(50)
Non-deductible expenses and other permanent differences	427	631	393
Differences in taxes arising from foreign currency exchange, net	(50)	69	257
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	256	481	310
Other	31	156	178

Income taxes	$159	$124	$220

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - TAXES ON INCOME (Cont.)

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2022, 2021 and 2020, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

NOTE 11: - SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2022, and 2021 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Share option plan:

1.	The Company has granted options under an option plan as follows:

a)	The 2013 Share Option Plan:

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

On February 19, 2015, the Board adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its Ordinary Shares and RSUs to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023 (please refer to note 14c for the Company’s extension of the option plan).

b)	During the year ended December 31, 2020, the Company’s Board approved the grant of 340,000 RSUs and 35,100 options to certain employees, officers and directors of the Company. Such Options and RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

c)	During the year ended December 31, 2021, the Company’s Board approved the grant of 782,350 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

d)	During the year ended December 31, 2022, the Company’s Board approved the grant of 418,733 RSUs and 4,906 options to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-5 years, commencing as of the date of grant.

As of December 31, 2022, the total number of shares reserved under the 2013 Share Option Plan, is 3,950,000, out of which 1,325,651 Ordinary Shares are still available for future grants under the 2013 Share Option Plan as of that date.

2.	Stock options for the year ended December 31, 2022 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2022	139,680	16.36	1.20	181
Granted	4,906	10.99
Exercised	-	-
Expired and forfeited	(104,580)	19.30

Outstanding as of December 31, 2022	40,006	8.02	2.77	117
Vested and expected to vest at December 31, 2022	40,006	8.02	2.77	117

Exercisable as of December 31, 2022	30,319	7.83	2.66	94

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2022 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2022. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

3.	As of December 31, 2022, stock options under the 2013 Share Option Plan are as follows:

	Options outstanding at December 31, 2022			Options exercisable at December 31, 2022
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

7.60	35,100	7.60	2.53	28,275	7.60	2.53
10.99	4,906	10.99	4.56	2,044	10.99	4.56

	40,006			30,319

4.	RSUs for the year ended December 31, 2022 under the Company’s 2013 Share Option Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2022	1,048,929	1.54	$13,689
Granted	418,733
Vested	(583,896)
Cancelled	(103,069)

Outstanding as of December 31, 2022	780,697	1.53	$8,541

5.	The weighted average fair value of options granted during the year ended December 31, 2022 and 2020 were $4.64 and $3.41 per share, respectively. No options were granted during the year ended December 31, 2021.

6.	The weighted average fair values of RSUs granted during the years ended December 31, 2022, 2021 and 2020 were $11.68, $11.36 and $9.31 per share, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - SHAREHOLDERS’ EQUITY (Cont.)

7.	The following table summarizes the allocation of the Company’s share-based compensation within the statements of operations:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$391	$207	$106
Research and development, net	2,503	1,368	879
Sales and marketing	1,386	865	536
General and administrative	894	916	648

	$5,174	$3,356	$2,169

8.	As of December 31, 2022, there are $5,847 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.07 years.

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, “Segment Reporting”. The Company operates in one reportable segment (see also Note 1 for a brief description of the Company’s business).

b.	The following tables present total revenues for the years ended December 31, 2022, 2021 and 2020 and long lived assets, net as of December 31, 2022 and 2021 by geographic regions:

1.	Revenues by geographic region are as follows:

	Year ended December 31,
	2022	2021	2020

North America	$22,943	$21,777	$20,323
Asia (*)	12,513	14,686	15,190
Latin America	2,959	1,071	223
EMEA (including Israel)	7,636	2,748	1,826

	$46,051	$40,282	$37,562

(*)	Includes Japan and the Philippines which accounted for more than 10% of the Company’s revenues in all years presented.

Total revenues are attributed to geographic areas are based on the location of the end-customer.

In 2022, 2021 and 2020, the amount of export revenues represented 97%, 94% and 96%, respectively, of the Company’s total revenues.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

2.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2022	2021	2020

A	49	52	53
B (*)	28	26	29
C	5	10	11

	82%	88%	93%

(*)	For the year ended December 31, 2022, operating both in Asia and EMEA.

3.	Long-lived assets by geographic areas:

	Year ended December 31,
	2022	2021

Israel	$2,302	$1,730
United States	746	885
Other	419	453

Total long-lived assets (1)	$3,467	$3,068

(1)	Long-lived assets are comprised of property and equipment, net and operating lease right-of use.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Financial income, net:

	Years ended December 31,
	2022	2021	2020

Financial Income:
Interest income	$1,778	$666	$1,133
Foreign currency exchange gain	1,313	250	878

	3,091	916	2,011

Financial expenses:
Bank charges	(16)	(15)	(15)
Foreign currency exchange loss	(1,059)	(547)	(1,186)

	(1,075)	(562)	(1,201)

	$2,016	$354	$810

d.	Net loss per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2022	2021	2020
Numerator:

Numerator for basic net loss per Ordinary Share	$(2,257)	$(5,263)	$(3,992)

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Numerator for dilutive net loss per Ordinary Share	$(2,257)	$(5,263)	$(3,992)

Denominator:

Denominator for basic net loss per Ordinary Share - weighted average number of Ordinary Shares	14,525,449	14,124,404	13,927,788

Effect of dilutive securities:
Share-based compensation granted	-	-	-

Denominator for diluted net loss per Ordinary Share - adjusted weighted average number of Ordinary Shares	14,525,449	14,124,404	13,927,788

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below.

1.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties in which Mr. Zohar Zisapel holds an interest (see also Note 9). The aggregate net amounts of lease and related maintenance expenses were $684, $830 and $863 in 2022, 2021 and 2020, respectively. Following the adoption of ASC 842 commencing January 1, 2019, the Company also recorded operating lease right-of use assets and operating lease liabilities related to such lease and maintenance expenses which are presented in Note 13e below.

2.	Mr. Zisapel also holds an interest in and serves as director for various entities known as the RAD-BYNET Group. Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. The aggregate amounts of administrative and IT services provided were $33, $33 and $30 in 2022, 2021 and 2020, respectively. Such amounts expensed by the Company are disclosed in Note 13e below as part of “Expenses” and “Capital expenses”.

3.	From time to time, the Company purchases certain products and services from members of the RAD-BYNET Group. In 2022, 2021 and 2020, the aggregate amounts of such purchases were approximately $44, $446 and $52, respectively. Such amounts expensed by the Company are disclosed in Note 13e below as part of “Expenses”.

Additionally during 2022, the Company purchased inventory which amounted approximately $89.

b.	The executive chairman of the Board, Ms. Rachel (Heli) Bennun (the “Executive Chairman”) is, among other things, Mr. Zisapel’s significant other. The Executive Chairman is entitled to a fixed monthly salary. During the years ended December 31, 2022, 2021 and 2020 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $140, $119 and $112, respectively. Such amounts expensed by the Company are disclosed in Note 13e below as part of “Expenses”.

In 2022 and 2021, in addition to the fixed monthly salary, the Executive Chairman received annual bonuses amounting to approximately $106 and $40, respectively. In 2020, there was no annual bonus paid to the Executive Chairman.

c.	The Company’s former Chief Financial Officer is a member of the board of directors and chairman of the audit committee of Matrix IT Ltd. (“Matrix”). Accordingly, as of October 2019, Matrix is considered a related party. The Company has entered into certain limited term engagements with Matrix or its affiliated companies in connection with specific development projects and/or use of software platform. The aggregate services provided by Matrix or its affiliates, as a related party, amounted to $121 and $67 during the years ended December 31, 2021 and 2020, respectively. Such amount expensed by the Company is disclosed in Note 13e below as part of “Expenses”. The Company’s former Chief Financial Officer is no longer a related party to the Company since January 1, 2022.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Balances with related parties:

	December 31,
	2022	2021
Assets:

Other accounts receivable and prepaid	$-	$165
Operating lease right-of-use assets	$2,074	$1,303

Liabilities:

Trade payables	$130	$194
Other liabilities and accrued expenses	$127	$88
Operating lease liabilities - current	$839	$778
Operating lease liabilities – non-current	$1,270	$615

e.	Transactions with related parties:

	Year ended December 31,
	2022	2021	2020

Expenses (1):

Cost of revenues	$213	$189	$215

Operating expenses:

Research and development, net	$470	$1,083	$653
Sales and marketing	$166	$194	$191
General and administrative	$360	$212	$206

Capital expenses	$13	$29	$-

(1)	Including utilities expenses charged to the related party and reimbursed by the Company.

NOTE 14: - SUBSEQUENT EVENTS

a.	On February 7, 2023, the Company’s Board approved the grant of 235,000 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

b.

On February 19, 2023 the Company entered into definitive agreements to acquire the technology, intellectual property, and customer agreements of Continual Ltd for an amount of up to $2,500.

The closing of the acquisition is expected to occur within three months after the signing of the definitive agreements, pending the satisfaction of customary and transaction specific closing conditions and regulatory approvals.

c.	On March 28, 2023, the Company’s Board approved a new share option plan named the “2023 Share Option Plan” (hereinafter- the “2023 Plan”). The 2023 Plan expires on March 28, 2033. Under the 2023 Plan, the Company may grant options to purchase the Company’s ordinary shares, restricted shares and RSUs to the Company’s employees, directors, consultants and contractors.

------------------------------

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description
1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

2.2	Description of rights of the Company’s Ordinary Shares (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	RADCOM Compensation Policy for Executive Officers and Directors, approved on July 21, 2022, in the form previously approved on July 11, 2019, as amended on July 8, 2021 and re-approved on July 21, 2022 (incorporated herein by reference to Exhibit A attached to Exhibit 99.1 attached to the Form 6-K of RADCOM Ltd., filed with the SEC on June 16, 2022).

4.3	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.4	Supplement Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.5	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.6	Master Software and Professional Services Agreement, dated May 21, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.7	Rakuten Managed Services Agreement, dated May 22, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.8	Rakuten 5G NSA/SA Managed Services Agreement, dated October 23, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021).*

4.9	RADCOM 2023 Equity Incentive Plan (filed herewith)

8.1	List of Subsidiaries (filed herewith)

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated March 30, 2023 (filed herewith).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2022 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021, and 2020 (iii) Consolidated Balance Sheets at December 31, 2022 and 2021; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2022, 2021, and 2020; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020; and (vi) Notes to Consolidated Financial Statements (filed herewith).

104	Cover Page Interactive Data File. (Formatted as Inline XBRL and contained in Exhibit 101).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to RADCOM if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Hadar Rahav
Name:	Hadar Rahav
Title:	Chief Financial Officer

Date: March 30, 2023