Form 20-F
period 2023-12-31
RADCOM LTD
filed 2024-04-02
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Ms. Hadar Rahav

(+972) 3-645-5055 (tel) / (+972) 3-647-4681 (fax)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2023, there were 15,307,732 ordinary shares outstanding, NIS 0.20 par value per share.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for network visibility and service assurance to leading communication service providers, or CSPs, and increase our sales;

●	our exposure to military, political and economic instability in the state of Israel, and in particular, the war situation in Israel that was declared by the security cabinet of the state of Israel;

●	our plans to focus our expansion efforts on Tier 1 and other leading and innovative CSPs in the North American, European, and Asia-Pacific markets and our success in doing so;

●	our ability to leverage our technology leadership and our cumulative experience to implement one of the largest and most comprehensive network function virtualization, or NFV, deployments;

●	our expectations to maintain our technological advantage over our competitors;

●	our failure to meet any guidance we may give to the public from time to time;

●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, Rakuten Mobile, Inc., or Rakuten, and other CSPs;

●	our ability to identify, market and sell our solutions to CSPs migrating to the 5G, cloud-native virtualized network environments, Long-Term Evolution, or LTE, and Voice over Long-Term Evolution, or VoLTE, networks;

●	our ability to release and deploy newly launched product offerings;

●	our expectation that the cloud-native virtualized network environments and transition to 5G networks market will gain momentum;

●	trends in our industry as a whole and their effect on us;

●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions and the pace of such implementation and adoption of the 5G technology; and

●

general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict, the proposed judicial and other legislation by the Israeli government and impact of the terrorist attacks in Israel, on general economic conditions and on our business in the short and long terms.

In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained in this Annual Report are subject to risks and uncertainties, including those discussed under “Item 3.D—Risk Factors” and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

Summary Risk Factors

The risk factors described below are a summary of the principal risk factors associated with an investment in us. These are not the only risks we face. You should carefully consider these risk factors, together with the risk factors set forth in Item 3D. of this Annual Report and the other reports and documents filed by us with the SEC.

Risks Related to Our Business and Our Industry

●	Our business is dependent on a limited number of significant customers and the loss of a significant customer could materially adversely affect our results of operations.

●	We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

●	The pace at which we grow our business depends on our current and potential customers’ internal processes and decisions regarding the transition to 5G or to fully virtualized networks and our ability to secure new customers. Our expectations regarding the pace of 5G rollout may not materialize.

●	Disruptions to our information technology, or IT, systems due to system failures or cybersecurity attacks may impact our operations and result in sensitive customer information being compromised, which would materially adversely affect our reputation and business.

●	A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations. A continued slowdown in our customers’ investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

●	The market for our solutions is characterized by rapidly changing technology and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

●	We may enter into long-term sales agreements with large customers. Such agreements may prove unprofitable as our costs and product mix shift over the terms of the agreements.

●	Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business.

●	Quarterly fluctuations and unpredictability in our results of operations may cause our share price to fluctuate or to decline.

●	Our gross margins may vary over time and we may not be able to sustain or improve upon our recent levels of gross margin which may have an adverse effect on our future profitability.

●	Current market conditions, including inflation and recessionary pressures could affect our growth and profitability.

●	Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

●	Most of our customers usually require a detailed and comprehensive evaluation process before they order our solutions. Our sales process may be subject to delays that could significantly decrease our revenues and result in the eventual cancellations of some sale opportunities.

●	Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

●	The complexity and scope of the solutions we provide to larger CSPs is increasing. Larger projects entail greater operational risk and an increased chance of failure.

●	Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business.

●	We incorporate open-source technology in our solutions which may expose us to liability and have a material impact on our product development and sales.

●	Our use of AI, Generative AI, or GenAI, machine learning, or ML, data analytics and similar tools and technologies, or, collectively, AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with product development and integration and accuracy of the results and may otherwise not prove efficient or profitable, may not be widely or timely accepted by our customers or the market, may enhance intellectual property, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

●	Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

●	Because we received grants from the Israel Innovation Authority, or IIA, we are subject to ongoing restrictions.

●	We may be subject to claims of infringement of third-party intellectual property which may have an adverse effect on our business.

●	Prior to 2023 we incurred net losses and we may not sustain profitability in the future.

●	Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

●	Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories in connection with the military conflict between Russia and Ukraine.

●	Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies), but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously adversely affected by currency fluctuations.

Risks Related to our Ordinary Shares

●	Wide fluctuations in the market price of our ordinary shares could adversely affect us and our shareholders.

●	The trading volume of our shares is relatively low, and it may remain low in the future.

Risks Related to Our Location in Israel

●	Security, political and economic instability in the Middle East in general, and in Israel in particular may harm our business.

●	Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

●	We currently benefit from government programs that may be discontinued or reduced.

●	Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our shares.

●	It may be difficult to effect service of process, assert U.S. securities laws claims and enforce U.S. judgments in Israel against us or our directors, officers and auditors named in this Annual Report.

●	As a foreign private issuer whose shares are listed on the Nasdaq, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

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

Our business is dependent on a limited number of significant customers. For example, our two largest customers accounted for approximately 76% of our revenue in fiscal year 2023. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

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

Disruptions to our IT systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation and business.

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

We believe that the significant share of cloud-native, software-based and 5G deployment activity is expected to continue to take place in North America, Europe, selected CSPs in Asia-Pacific and selected CSPs in developing markets such as Latin America. We have accordingly enhanced our presence and focused our sales and marketing resources in these markets. While we focus our sales and marketing resources in such selected markets, we cannot assure the selection of our solutions by Tier 1, CSPs that build new networks from scratch, or Greenfield Operators, or other leading CSPs operating in such markets and therefore we may not be successful in expanding our business as we plan.

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

Our costs of revenues consist of variable costs, which include labor and related costs, including costs incurred in software development customization for projects and deployment costs, the use of hardware, inventory write-offs, packaging, importation taxes, shipping and handling costs, license fees for software components of third parties, warranty expenses, allocation of overhead expenses, subcontractors’ expenses, royalties to the IIA, and share-based compensation. A major part of our costs of sales is relatively variable and determined based on our anticipated revenues. We believe, therefore, that quarter-to-quarter comparisons of our operating results may not be a reliable indication of future performance.

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

The recent inflation, geopolitical issues, increase in energy costs, high interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, may result in a slow in the level of investments made by CSPs, including, the transition of CSPs to 5G, which can impact our business, operating results, and financial condition.

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

Our future growth and success depend to an extent upon the continuing services of our executive officers and other key employees including our Chief Operating Officer, Hilik Itman, and our Chief Technology Officer, Rami Amit. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

Competition for highly skilled technical and other personnel is intense, and as a result we may fail to attract, recruit and retain qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape.  In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face significant competition. The high-tech industry in Israel has experienced significant levels of employee attrition and a shortage of skilled human capital, including research and development, marketing, operations and customer service professionals. Although we also engage a talented team in the United States, India and Romania to benefit from the significant pool of talent that is available in such markets, we have also witnessed increased competition in those markets as well during the last year.

Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the competition for qualified human resources, the high-tech market has also experienced and may experience in the future significant increases in the levels of salaries and other compensation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly decreased in value. In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

A regional or global health pandemic could adversely affect our business, results of operations and financial condition due to impacts from remote work arrangements, actions taken to contain the disease or treat its impact and the speed and extent of the recovery.

A regional or global health pandemic, depending upon its duration and severity, could have a material adverse effect on our business. For example, the COVID-19 pandemic had numerous effects on the global economy and governmental authorities around the world implemented measures to reduce the spread of COVID-19. These measures, including shutdowns and “shelter-in-place” orders suggested or mandated by governmental authorities or otherwise elected by companies as a preventive measure, have adversely affected workforces, economies and financial markets, and, along with decreased consumer spending, led to an economic downturn in many markets.

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

More and more CSPs require us to perform a product hardening in order to prevent security vulnerabilities via our products that may result in security breaches in our customers’ data. Although we dedicate substantial efforts to improve our development processes in order to address the customers’ security requirements, we may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, and we may not be able to fully comply with such requirements, which may cause cancellation of contracts or damages as well as loss of reputation and claims by our CSP customers and may have an adverse effect on our business and financial results. See Item “16.K Cybersecurity” for additional information.

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

Our use of AI, GenAI, ML, data analytics and similar tools and technologies, or, collectively, AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with product development and integration and accuracy of the results and may otherwise not prove efficient or profitable, may not be widely or timely accepted by our customers or the market, may enhance intellectual property, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

As we continue to diversify our product offerings, we may utilize AI and Related Tools in connection with our business and in our solutions. We have begun to include GenAI capabilities through our RADCOM ACE portfolio and as part of our RADCOM AIM (AI Framework). Given the short time that has elapsed since GenAI became commercially viable, and the rapid pace of change in the GenAI space, we have limited experience with GenAI and may experience any number of difficulties including with respect to product development and integration with our existing offerings and IT systems, or accuracy of the results. Additionally, there are significant risks involved in utilizing AI and Related Tools and no assurance can be provided that the usage of such AI and Related Tools will enhance our business, the business of our customers, or assist us in being more efficient or profitable. Further, AI and Related Tools may have errors or inadequacies that are not easily detectable. For example, certain AI and Related Tools may utilize historical telecom related data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the sector, or the AI and Related Tools fail to filter biases in the underlying data or collection methods, the usage of AI and Related Tools may lead us or our customers to make determinations on behalf of our products or our customers’ business that are based on such flawed data, including decisions, that may have an adverse effect. If AI and Related Tools are incorrectly designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI and Related Tools may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies or interfere with the performance of our or our customers’ products, services, business and reputation.

Additionally, there can be no assurance that any GenAI or other AI and Related Tool solutions we develop will be adopted by the market, or be profitable or viable. Our limited experience with respect to GenAI offerings could limit our ability to successfully bring new GenAI and other AI and Related Tool solutions and offerings to market or adapt to market changes. If we are unsuccessful in developing, integrating and offering GenAI and other AI and Related Tool solutions, our business, results of operations and financial condition could be adversely affected.

In addition, the use of AI and Related Tools may enhance intellectual property, cybersecurity, operational and technological risks. The technologies underlying AI and Related Tools and their use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection and federal equal opportunity laws. If we do not have sufficient rights to use the data on which AI and Related Tools rely, we may incur liability through the violation of such laws, third-party privacy or other rights or contracts to which we are a party. Furthermore, the technologies underlying AI and Related Tools are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational or technological risks related to the use of AI and Related Tools. Moreover, AI and Related Tools are the subject of evolving review by various governmental and regulatory agencies, including the SEC, and the U.S. Federal Trade Commission and European Union regulatory bodies, and changes in laws, rules, directives and regulations governing the use of AI and Related Tools may adversely affect the ability of our business to use AI and Related Tools.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our solutions and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information. We currently have nine registered patents and one pending patent application. However, these measures may not be adequate to protect our technology from third-party infringement. Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our solutions.

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

In addition, acquisitions such as our recent acquisition of Continual Ltd., or Continual, could result in, among other things, substantial cash expenditures, potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities, a decrease in our profit margins, and amortization of intangibles and potential impairment of goodwill.

If the implementation of our growth strategy by acquiring other businesses will result in operational disruption, our business, financial condition and results of operations could be adversely affected.

Because we received grants from the IIA, we are subject to ongoing restrictions.

We have received an aggregate of $50.2 million in royalty-bearing grants for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how, especially to parties outside of Israel, is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs. We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus annual London Interbank Offered Rate, or LIBOR, interest is repaid, or, as outlined below, according to Secured Overnight Financing Rate, or the SOFR. Nonetheless, the amount of royalties that we may be required to pay, may be higher in certain circumstances, such as when the manufacturing activity or know how is transferred outside of Israel. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by SOFR, in June 2023. Grants received from the IIA before June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, and grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 will bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Prior to 2023 we incurred net losses and we may not sustain profitability in the future.

In 2023, we achieved net income of approximately $3.7 million while in 2022 and 2021, we incurred net losses of approximately $2.3 million and $5.3 million, respectively. We may be unable to sustain profitability or may again incur losses in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our ordinary shares.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, approximately 96 % of our sales in 2023, 97% of our sales in 2022 and 94% of our sales in 2021 were generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

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

Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories in connection with the military conflict between Russia and Ukraine.

We conduct our business in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, and other relevant governmental authorities. Accordingly, our business may be adversely affected by sanctions, export controls and similar measures targeting Russia and other countries and territories in response to Russia’s military conflict in Ukraine, including by indefinite suspension of operations in Russia, dealings with Russian entities, preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities or receiving payment for products already supplied or services already performed with customers. Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, it is possible that our business and results of operations could be materially adversely affected.

Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies), but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously adversely affected by currency fluctuations.

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

Between January 1, 2023, and March 27, 2024, our ordinary shares’ closing price on the Nasdaq Capital Market, or the Nasdaq, was as high as $11.87 and as low as $7.58 per share. As of March 27, 2024, the closing price of our ordinary shares on Nasdaq was $10.80 per share. The market price of our ordinary shares has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to numerous factors, including the other risks identified in this “Item 3.D—Risk Factors”.

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

Risks Related to Our Location in Israel

Security, political and economic instability in the Middle East in general, and in Israel in particular may harm our business.

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

On October 7, 2023, the terrorist organization Hamas launched a terrorist attack on Israel, which resulted in a state of war in Israel, and a number of our employees being called-up to military reserve service, as further detailed below. Although the October 7 attack and the ongoing war with Hamas, had minimal impact on our overall business activities and operations, further escalation of the current events, including adverse development in the armed conflict with the terrorist organization Hezbollah, or deterioration of relations between Israel and other countries in the Middle East or elsewhere, might require business or operational adjustments, which might result in additional costs and potential disruptions to our operations, as well as potential losses of revenue and may have a material adverse effect on our business. Moreover, we cannot predict how this war will ultimately affect Israel’s economy in general, which may involve a downgrade in Israel’s credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”).

Furthermore, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty for substantial periods of time. In response to the October attack and the ensuing war that followed along with the increases in terrorist activity, the Israeli army has exercised significant call-ups of military reservists, for substantial periods. It is possible that there will be additional military reserve duty call-ups in the future. As of March 27, 2024, only one of our employees has been called to service, and none of our executive management. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

In addition, during 2023, the Israeli government pursued extensive changes to Israel’s judicial system. This sparked extensive political debate and protests. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in the Israeli macroeconomic conditions. To the extent that the Israeli government would further pursue such extensive changes to Israel’s judicial system and any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to hire and preserve our employees and to raise additional funds, if deemed necessary by our management and board of directors.

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

Section 63(b) of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, may allow any one or more of our shareholders holding at least 10% of our voting rights to demand that we convene an extraordinary shareholders meeting. Also, in the event that we choose not to convene an extraordinary shareholders meeting pursuant to such a request, Sections 64-65 of the Israeli Companies Law provide, among others, that such shareholders may independently convene an extraordinary shareholders meeting within three months (or under court’s ruling) and require us to cover the costs, within reason, and as a result thereof, our directors might be required to repay us such costs. If our shareholders decide to exercise these rights in a way inconsistent with our management’s strategic plans, our management’s ability to run our company may be disrupted, and this process may entail significant costs to us.

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

We were incorporated in Israel. All but one of our directors reside outside of the United States, and most of our assets are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

As a foreign private issuer whose shares are listed on the Nasdaq, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules including requirements regarding compensation of officers, related party transactions, shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company), and other matters.

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

Such regulations may impose significant penalties for non-compliance, such as the penalties proposed under the European data protection regulations, or GDPR. The GDPR imposes through binding guidance by the European Data Protection Board (and supplemented by national laws in individual European Union member states), stringent data protection compliance requirements and provides for significant penalties for noncompliance in Europe. The GDPR created additional compliance obligations applicable to our business and users, which could cause us to change our business practices, and increases financial penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by any individuals under Article 82 of the GDPR). Compliance with the GDPR is an ongoing process.

Additionally, in California the Consumer Privacy Act, or CCPA, provides new data privacy rights for consumers and new operational requirements for companies. Further, the California Privacy Rights Act, or CPRA, significantly modified the CCPA, including adding new privacy rights and increasing regulation on online advertising. Additionally, the CCPA, the CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes.

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

Pursuant to rules of the SEC, adopted pursuant to Section 404, or Section 404, of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we are required to include in our annual report a report of management on our internal control over financial reporting including an assessment by management of the effectiveness of our internal control over financial reporting. In addition, because we are an accelerated filer under the SEC rules, our independent registered public accounting firm is required to attest to and report on the effectiveness of our internal control over financial reporting. Our management or our auditors may conclude that our internal control over financial reporting is not effective. Such conclusion could result in a loss of investor confidence in the reliability of our financial statements, which could negatively impact the market price of our shares. Further, our auditors or we may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and could have an adverse effect on our business, financial condition and results of operations, and on investor confidence in our reported financial information.

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

In 1993, we established a wholly-owned subsidiary in the United States, currently named RADCOM, Inc., or RADCOM US. In 1996, we incorporated a wholly-owned subsidiary in Israel, RADCOM Investments (96) Ltd., located at our office in Tel Aviv, Israel. In 2010, we established a wholly-owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao e Exportacao Ltda., or RADCOM Brazil. In 2012, we incorporated a wholly-owned subsidiary in India, RADCOM Trading India Private Limited, or RADCOM India. In 2022, we incorporated a wholly-owned subsidiary in Canada, RADCOM Canada Limited, or RADCOM Canada.

In the years ended December 31, 2023, 2022 and 2021, our capital expenditures were approximately $232,000, $150,000 and $437,000 respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

For more information, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that has been filed electronically with the SEC.

B.	BUSINESS OVERVIEW

Overview

We are an assurance expert for telecom operators transitioning to 5G and deploying cloud-native networks. When CSPs seek a solution to assure their network, transition to the cloud, deploy new greenfield networks or deploy a new 5G network, they may select RADCOM as their assurance partner. Chosen by AT&T, DISH Purchasing Corporation, or Dish, Rakuten, and others, we offer an innovative cloud-native assurance solution - RADCOM ACE - that seamlessly integrates into multi-cloud environments. It monitors, analyzes, and delivers real-time subscriber analytics and network insights into how the network performs 24/7. It also provides advanced troubleshooting capabilities to help the operator launch 5G smoothly and ensure customers enjoy a great user experience.

With over 30 years of deep network understanding, we have extensive experience with leading telecom operators globally. We offer advanced cloud-native assurance solutions for large-scale networks, providing operators with an innovative, efficient, and on-demand approach to network monitoring that meets the challenges of assuring the customer experience in the 5G era. Our solution supports any hybrid deployments of public and private clouds as required in the market.

We specialize in solutions for next-generation mobile and fixed networks, including 5G, Long Term Evolution, or LTE, VoLTE, Voice over Wifi, or VoWifi, Voice over NewRadio, or VoNR, IP Multimedia Subsystem, or IMS, Voice over IP, or VoIP, and Universal Mobile Telecommunication Service, or UMTS.

Our solution portfolio enables CSPs to deploy 5G networks and those still running or migrating their 4G, 3G, and 2G legacy networks to have one platform covering their entire network, providing fully cloud-native network intelligence and service assurance. Monitoring 5G SA requires a new approach that supports different options for traffic tapping and data acquisition. RADCOM supports all methods due to the flexibility of our solution, which has multiple deployment options, allowing us to monitor any network. Being dynamic and fully integrated enables operators who deploy RADCOM solutions to take an end-to-end view, from the radio-access networks, or RAN to core, utilizing an on-demand approach to assure the customer experience for the first 5G use cases and more advanced use cases along their 5G journey.

Fully Cloud-Native Architecture

The fully cloud-native approach is a key enabler of the 5G telecommunications infrastructure, a major change in how CSPs design and build their 5G networks. Our unique, patented service assurance solution is designed to monitor cloud-native 5G networks deployed on public clouds. We can deploy our solution on multiple cloud platforms, such as Rakuten Cloud Platform, Amazon Web Services, or AWS, Microsoft Azure, and Google Cloud Platform.

Our solution is designed using the fundamental guidelines for Cloud-Native applications. It can be deployed on cloud infrastructure, bare metal, or both. Our solution is fully containerized and comprises multiple cloud-native functions that can be integrated into leading network orchestration systems.

RADCOM ACE

RADCOM ACE is a cloud-native and containerized portfolio of network visibility, service assurance, and network insights that seamlessly integrates into an operator's cloud environment and fully supports 5G, 4G, and other legacy technologies.

RADCOM ACE uses built-in artificial intelligence/machine learning, or AI/ML, and heuristic modeling to proactively and predictively monitor and troubleshoot the network with real-streaming analytics for a closed-loop approach to customer experience management. It covers a wide range of customizable use cases, including anomaly detection, automated root cause analysis, Geographic-based analytics, network dimensioning, network performance monitoring, pinpointing radio network issues, predictive and prescriptive analytics, and quality of experience analytics for encrypted data.

RADCOM ACE is comprised of two main layers:

○	RADCOM Service Assurance provides operators with an end-to-end monitoring solution that captures, correlates, and processes all the data and passes it to the RADCOM Network Insights layer. RADCOM Service Assurance efficiently collects data from multiple sources and correlates it to deliver real-time insights into network performance from the RAN to the core. Using this network intelligence, operators understand the customer and service experience and identify which issues in the network need to be prioritized.

○	RADCOM Network Insights delivers a comprehensive customer-focused assurance solution that tightly integrates RAN and core analytics for advanced network troubleshooting and end-to-end customer experience and service quality monitoring. This gives operators a unified view of their network performance and real-time subscriber analytics. Increasing this network-wide visibility to the RAN is critical for ensuring the customer experience and understanding the Quality of Experience, or QoE and Quality of Service, or QoS. RADCOM also utilizes built-in machine learning capabilities to deliver an automated, closed-loop approach to assurance and save the operator time performing root cause analysis and detecting anomalies. With a built-in AI/ML engine, RADCOM ACE also provides operators with AI-driven insights to proactively monitor the network with anomaly detection, predictive analytics, and an understanding of the customer experience in encrypted traffic for services like video streaming and OTT (Over the Top) traffic.

RADCOM ACE for 5G:

○	5G Assurance

RADCOM offers a field-proven automated assurance solution deployed as a cloud-native function in a fully containerized solution controlled by any Kubernetes vendor (an open-source system for automating deployment, scaling, and management of containerized applications) on a public, private, and hybrid cloud. This makes it a leading fit for automated assurance needs for the 5G standalone network. RADCOM ACE is a unique, patented assurance solution for monitoring cloud-native 5G networks. It fully supports user plane and control plane correlation in CUPS (Control User Plane Separation) and efficient traffic load balancing, which is highly scalable for top-tier network operators. The same solution can be used for 4G and previous (3G, 2G) network technologies, providing the operator with one unified solution for all technologies.

○	VoNR (Voice over New Radio) Assurance

VoNR is a 5G technology that enables voice communication services over 5G networks. As RADCOM is focused on providing an assurance solution designed for the most advanced networks, we have also built and offered an AI-powered solution to assure VoNR services.

We offer an automated and efficient approach to voice service optimization, using AI-powered analytics to detect VoNR anomalies (the same solution may be used for older technologies such as VoLTE). Using advanced AI-driven anomaly detection capabilities, this solution allows operators to automatically pinpoint service degradations and proactively improve the customer experience.

RADCOM Network Visibility (VIA)

○	RADCOM Network Visibility is an additional solution that can be deployed stand-alone or implemented with RADCOM ACE. It allows operators to optimize their network and manage the traffic flow to monitoring and security tools. It has built-in troubleshooting capabilities and captures data close to the tapping point (traffic source). RADCOM Network Visibility provides session-aware load balancing, in-depth protocol analysis, centralized management at scale, and advanced packet-broker functionality. As this solution is fully cloud-native, there are no dedicated hardware limitations, and it can be dynamically deployed and scaled efficiently.

RADCOM 5G Network Data Analytics Function (NWDAF)

○	RADCOM’s NWDAF solution captures the data and events from the 5G core network functions and creates the load key performance indicators, or KPIs that are provided to the 5G network functions such as Policy Charging Function, or PCF and Network Slice Selection Function, or NSSF. The PCF can take the input from RADCOM’s NWDAF solution to assign more resources or steer traffic policies to run network slices (group of network resources for specific subscriber segment) more dynamically. At the same time, the NSSF can receive the load-level information provided for slice selection.

RAN Assurance

○	RADCOM’s RAN Assurance solution offers operators critical insights into the 5G RAN/Open RAN performance that significantly impacts subscribers’ quality of experience and QoS. A deep understanding of the RAN is needed to resolve issues proactively and reduce their impact. It allows troubleshooting and optimizing key performance issues such as latency, reliability, and signaling overhead.

○	Our RAN Assurance solution is combined with RADCOM ACE for operators that require an end-to-end solution. In this case, RAN and core data correlate, providing end-to-end subscriber sessions that help operators perform advanced 5G troubleshooting to ensure excellent customer experiences.

Mobility Experience Analytics

Following the acquisition of Continual in April 2023, RADCOM offers mobility experience analytics solutions that analyze, monitor, and optimize the RAN's performance, focusing on voice and data quality and subscribers' mobility experience.

○	Virtual Drive Test for route service assurance - Route analysis monitors the customer experience across all highways and railways 24/7 to benchmark service quality on transportation routes. The solution prioritizes investments and optimizations and enhances the mobility experience across a customer’s network nationwide.

○	New site validation workflow - Validates and optimizes new 5G radio sites by comparing the performance and quality in the impacted area before and after the new site activation. New site validation offers both on-demand and semi-automatic analysis and provides engineers with root cause analysis and corrective actions introduced by the launch of the new network cell sites.

Enterprise Analytics

RADCOM’s Enterprise Analytics solution analyzes customer experiences for all devices and handsets affiliated with an enterprise. This capability allows the CSP to benefit from prioritizing enterprise accounts, proactively addressing technical issues, backing up its contracts with Service Level Agreement and VIP care, and directing the conversation with the customer toward experience and value. RADCOM offers a set of interactive reports that show the entire enterprise experience, with the ability to drill down to network issues and proactively resolve them.

RADCOM’s solutions highlights include:

○	An entirely, cloud-native and containerized portfolio of network visibility, service assurance, and network insights that seamlessly integrates into an operator’s cloud environment (OpenStack, VMWare, and Kubernetes, etc.) that fully supports 5G.

○	Supports non-standalone and standalone 5G and any previous technology (4G, 3G, and 2G).

○	It uses AI, machine learning, and heuristic modeling to proactively and predictively monitor and troubleshoot the network with automated root-cause analysis, anomaly detection, and insights into encrypted traffic for services such as video streaming.

○	Automates solution deployment for on-demand closed-loop approach to assurance. Kubernetes controls the lifecycle of containerized components.

○	Integration with third-party probes (physical or proprietary appliances) for a smooth transition from legacy to 5G networks.

Our global customer base

Our solution is deployed at multiple CSPs globally, such as AT&T, Dish, Rakuten, and Telefonica, and has received wide industry recognition, winning a Frost & Sullivan Product Differentiation Innovation Awards three times, winning multiple TMC Labs Innovation Awards, winning the Technology Marketing Corp. Award for NFV Innovation and being recommended for the most innovative cloud offering in the Glotel Awards competition.

By developing and adapting our solutions to meet the industry’s most stringent requirements, we have expanded our customer base to include new opportunities and markets while expanding our footprint with existing customers by supporting them in transitioning to a 5G network.

CSPs across the globe use our solutions to deliver high-quality services, reduce churn, manage network performance, analyze traffic, and enhance customer experiences. Our solutions incorporate cutting-edge technologies and the vast knowledge we have gained in our advanced work with some of the most technologically innovative CSPs in the industry. Our solutions support both mobile and fixed networks, including 5G, LTE, VoLTE, VoWifi, VoNR, IMS, VoIP, and UMTS.

In December 2015, AT&T selected us for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry, and since then, we have been working with AT&T in its continuing efforts to transition to a full NFV network.

From 2016 until 2018, we improved our cloud-native virtualized network capabilities while working on one of the world’s first and biggest virtual networks. We also continued developing and enhancing our solutions to meet the complicated needs of monitoring virtualized networks and to offer a mediation layer that allows us to offer a full end-to-end customer and service view that addresses CSPs’ requirements for a network intelligence solution, including for 5G networks.

Our continued and increased investment in research and development was validated in 2019 by our renewed engagement with AT&T. We entered a multi-year engagement to continue our relationship and expand the integration of our solutions into AT&T’s network.

In May 2019, we entered into a multi-year agreement with Rakuten to provide our Network Intelligence solution for Rakuten’s unique and innovative mobile network. Rakuten’s network is the world’s first fully virtualized, end-to-end cloud-native mobile network that has adopted 5G systems architecture since its launch. Rakuten chose RADCOM Network Intelligence because it monitors the entire end-to-end network, including the world’s first fully virtualized RAN.

In April 2020, we announced that we had successfully supported Rakuten’s commercial launch of the world’s first fully virtualized mobile network. Our solution helped Rakuten launch its virtualized network and ensured a superior customer experience delivery. Our solutions are tightly integrated across Rakuten’s distributed telecommunications cloud to ensure the highest service quality is delivered to customers for voice, video, VoLTE, and data services from the mobile edge to the network core.

In August 2020, we announced the launch of RADCOM ACE. RADCOM ACE is an automated, end-to-end assurance solution for 5G networks, built based on our cloud-native expertise and designed so CSPs can manage their networks more dynamically and agilely. It is built to ensure that 5G services continuously run at optimal quality while improving operators’ operational efficiency through automation.

In October 2020, we entered into a multi-year agreement with Rakuten to provide our RADCOM ACE solution for Rakuten’s 5G NSA and 5G SA services. We believe that the Rakuten 5G Agreement is the first 5G assurance contract in our industry and is a testimony to the significant investment in product development we have been making over the last few years, as well as a market validation of our ability to monitor the entire end-to-end network, providing superior insights.

In May 2021, we announced an additional order from a Top-Tier Latin American operator selected for our 4G and 5G capabilities. This order expands our deployment at this top-tier operator to its mobile network and covers assurance for this top-tier operator’s 4G network, such as the operator’s cloud-based VoLTE offering. We expect them to expand our solutions to their 5G network in the future.

During 2021, we announced partnerships with AWS and Microsoft Azure through which we are offering our RADCOM ACE solution with real-time subscriber analytics and advanced troubleshooting for both telecom operators that are rolling out 5G, Internet of Things, and edge services and operators already running 4G and VoLTE networks.

In April 2022, we announced the extension of our contract with AT&T, providing automated service assurance for AT&T’s cloud network to ensure network performance and service quality. In addition, we announced our entrance into a multi-year agreement to provide RADCOM ACE to enhance the end-to-end customer experience for a 5G mobile CSP in Europe.

In May 2022, we announced our selection by Dish to provide RADCOM ACE solution to monitor customers’ experience across Dish’s 5G Smart Network™ — the first cloud-native, Open RAN-based 5G network in the United States. RADCOM ACE at Dish runs on AWS.

In July 2022, we announced that we are building on our existing relationship with Rakuten Mobile to bring RADCOM ACE, deployed on Rakuten Mobile in Japan, to telecom operators globally through the Rakuten Symphony Symworld™ marketplace.

In September 2022, we announced that we renewed our contract with Rakuten Mobile in Japan to continue and monitor service quality across Rakuten’s nationwide deployment and enable Rakuten to gain real-time service and network analytics.

In January 2023, we announced our entrance into an agreement with a new customer in North America to provide our RADCOM ACE solution to deliver real-time insights into the network performance 24/7 as the operator maintains its 4G network while expanding 5G coverage nationwide.

In April 2023, we acquired Continual’s technology, intellectual property, and customer agreements for $2.5 million in cash. This leading mobility experience analytics company uses AI and ML to deliver advanced insights to help telecom operators improve their subscribers’ mobility experience.

During 2024, we expect to maintain the level of our investment in research and development and increase our sales and marketing efforts. We intend to leverage our success with industry-leading customers as we seek to engage with other CSPs looking to manage existing networks while evaluating their transition to the cloud-native architectures and 5G network. We are targeting Tier 1 Greenfield Operators and CSPs who are deploying 5G virtualized networks as well as CSPs who are evaluating or migrating their 4G, 3G, and 2G networks to fully virtualized cloud-native networks and are searching for a cutting-edge network intelligence solution that can cover their entire network needs.

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

5G is expected to deliver enhanced mobile broadband with higher data speeds (up to twenty times faster than 4G) as well as better coverage for use cases such as Fixed Wireless Access. Over time, 5G SA is expected to enable new use cases such as autonomous cars, remote control of critical infrastructure/machinery, smart-grid control, industrial automation, robotics, drone control, and remote telehealth services which will be empowered by an ultra-reliable, low latency network (up to ten times that of 4G).

CPSs’ adoption of 5G is accelerating while they continue to operate their 4G, 3G and 2G networks and search for superior solutions that will enable them full end-to-end network visibility. Our solution offering is built on years of industry experience, is 5G ready and supports the CSPs entire network offerings. Our solution is built to ensure that both CPSs who are deploying 5G networks and CSPs who are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks, will benefit from our cutting-edge network intelligence solution that covers their entire network visibility and service assurance needs.

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

Key elements of our strategy include:

●	Targeting Tier 1, Greenfield Operators and other CSPs worldwide, who are evaluating or deploying to 5G networks. The ongoing deployments of 5G networks are expected to drive a greater opportunity for advanced automated assurance solutions like ours. We believe that our solutions are significantly more advanced than competitors’ offerings and that we are better positioned than competitors who lack the experience deploying in cloud-native environments or do not offer true 5G-ready solutions that can be deployed at large scale. In order to transition to 5G networks, CSPs generally need to replace or upgrade their assurance solutions with software that can support both their legacy networks as well as their future network architectures, including 5G use cases. Our solution, which monitors both legacy and next-generation networks, ensures a smooth migration and enables CSPs to future-proof their investment in an automated assurance solution. With our advanced deployment with customers such as AT&T, Rakuten and Dish, and our position as a 5G assurance leader, we believe we are well positioned to leverage our vast experience in true 5G assurance solutions in order to successfully expand our deployment base to other CSPs as we focus our sales and marketing activities on Tier 1, galaxy (multi-carrier) and innovative CSPs and other CSPs seeking to monitor their legacy 4G, 3G and 2G networks while preparing for the future deployment of 5G.

●	Targeting innovative CSPs deploying 5G networks. The introduction of new technologies and 5G network architecture allows innovative CSPs to deploy fully virtualized networks. These networks, which are the basis for 5G, require fully automated assurance solutions such as those in our RADCOM ACE portfolio of solutions. Building on our experience with Rakuten, the world’s first CSP to deploy a fully virtualized network, and Dish’s 5G Smart Network™ — the first cloud-native, OpenRAN-based 5G network in the United States, we intend to target innovative CSPs seeking to upgrade their networks or to deploy new 5G networks. We believe that our key role in Rakuten’s innovative and unique deployment, and our work on their 5G deployment, as well as our deployment in Dish on AWS, places us at an advantage as we seek to engage with other CSPs looking to deploy similar networks.

●	Entering into multi-year contracts providing for recurring revenues. We aim to leverage our offering to CSPs through long term multi-year sales models, which will allow them to meet their system planning needs through term licensing, operational services, managed services, annual maintenance and support and software upgrade packages. Such multi-year contracts also provide us with the ability to add new capabilities over-time to ensure that the CSPs are always benefitting from our most-up to date cutting-edge software solutions.

Products and Solutions

The RADCOM Portfolio is comprised of RADCOM ACE – our portfolio of Automated assurance solutions, and RADCOM NWDAF – Network Data Analytics Function for closed loop automation.

RADCOM ACE

Our automated assurance portfolio of solutions helps CSPs monitor data in real-time and proactively resolve customer experience issues before they impact their business for 5G and 4G. RADCOM ACE is an automated, 5G assurance platform for end-to-end network monitoring, built based on our cloud-native expertise and designed to allow CSPs to manage their networks in a more dynamic and agile way, which can run on private and public clouds such as AWS, RCP and Azure. RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation and rapidly enhancing time to market for new services and innovations. RADCOM ACE is the culmination of our significant product investment over the last few years and reinforced by customer feedback to enable a new way of monitoring 5G services that ensures a high-quality customer experience as operators transition to 5G.

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

Virtual Drive Test

RADCOM’s Virtual Drive Testing solution, or VDT, delivers mobility experience insights and optimization to network quality teams. When combined with physical drives, VDT delivers a significant cost benefit to in-house test car fleets and reduces outsourced efforts by removing the susceptibility of operational costs to surging fuel prices.

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

RADCOM NWDAF

The RADCOM NWDAF (Network Data Analytics Function or NWDAF) is a network function in the 5G core which intends to collect data, analyze it in multiple use-cases and cause changes in the core to improve the overall performance and quality of experience. The solution is fully integrated with the Network Repository Function enabling communications with other network functions in the core with analytics provided through Application Programming Interface or APIs. The solution offers automated, AI/ML-based analytics as a 3GPP standards-based NWDAF function enabling closed-loop, zero-touch network operations and an improved customer experience.

Sales and Marketing Organization

We mainly sell directly to customers throughout the world through our executives and sales representatives in North America, Europe, Latin America, Asia Pacific and Israel, which are supported by local representatives and subcontractors in the local markets. During 2023, these direct sales were made mainly in North America and Asia. In North America, we operate mainly through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market.  Our solutions are sold to end-users in North America either by RADCOM US, RADCOM Canada or by us. In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly. In India, we operate through RADCOM India, which primarily provides customer support and development services worldwide.  Elsewhere, our solutions are primarily sold through our sales representatives in Europe, Latin America, the Commonwealth of Independent States, Asia Pacific and Israel, and supported by local representatives and subcontractors in the local market.

In territories in which we do not have direct presence, we expanded our outreach by entering into agreements with local distributors and value-added resellers. In 2023, we signed agreements with new distributors to penetrate new geographical markets and engage with new customers, and to better serve our target markets. We continue to search for more of these channels to expand our outreach further. In certain territories, our distributors and resellers serve as part of our sales, marketing and support teams as our local representatives, helping to sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2023	2022	2021	2023	2022	2021
North America	31.8	23.0	21.8	61.6	49.8	54.1
Asia	9.8	12.5	14.7	19.0	27.2	36.5
Latin America	1.3	3.0	1.1	2.5	6.4	2.7
EMEA (including Israel)	8.7	7.6	2.7	16.9	16.6	6.7
Total revenues	51.6	46.1	40.3	100%	100%	100%

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

We believe that we are differentiated from our competitors due to:

●	our recognized class-leading, cloud-native 5G-ready service assurance solutions;

●	our experience deploying and scaling cloud-native solutions with Tier 1 CSPs such as AT&T;

●	our telecom domain expertise and knowhow of key members of our company in advanced software development;

●	our experience deploying our solutions on the world’s first fully virtualized network and expansion to 5G SA;

●	our advanced technology offering an end-to-end solution for service assurance from the RAN to the core;

●	our proven 5G-ready solutions deployed in existing 5G networks such as Rakuten Mobile and Dish Networks;

●	our multi-technology correlation capabilities that can support all major technologies – 5G, 4G, LTE, IMS, VoLTE, VoIP and legacy 3G - within the same solution;

●	our cloud-native solutions provide cost-efficiency, rapid deployment times and agility in development; and

●	our proven flexibility and responsiveness in a dynamic customer and technology environment.

Our solutions are deployed with leading and innovative CSPs such as AT&T, Dish and Rakuten. We believe that we are positioned to be one of the most advanced leaders in cloud-native 5G network intelligence solutions for CSPs deploying 5G networks on private and public cloud (such as RCP, AWS, GCP and Azure). In addition, we believe that our solutions are also the most advanced for CSPs that are evaluating or migrating their 4G, 3G and 2G networks to fully virtualized cloud-native networks (such as RCP, AWS, GCP and Azure).

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and it is our goal to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

●	Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. We provide 24x7 Network Operations Center services, or NOC services, monitoring customers’ environments remotely, troubleshooting and resolving system and application incidents, and supporting the continuance services of our solutions. Such NOC service captures and resolves problems before customers report them. We have invested in additional AI based automation with a variety of alerts and alarms monitoring, improving our capabilities to identify and address near real time problems. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We may provide our customers with a free warranty period which includes bug-fixing and a warranty on our solutions. After the initial warranty period, we offer extended warranties which can be purchased for multi-year periods. Generally, the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the solutions.

●	Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our solutions and guide our R&D roadmap.

●	Regional technical support: As the sale of a system and solutions requires a high level of technical skills, we decided to enhance our support with local experts located in our regional offices. This strategy is advantageous in terms of the time zone, culture and language. For example, through our U.S., Japan, Brazil and India offices we established local support teams responsible for first level engagements with customers (Tier 1). The physical and cultural proximity contribute to the strength of the relationship, increase our proficiency in our customer’s network and needs, and leverage the ability to identify pain points and needs of our customers.

●	Support of our sales representatives: We provide a high level of pre- and post-sale technical support to our sales representatives in the field. We use a broad range of channels to deliver this support, including technical training, marketing material and others.

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

During 2023, we invested in several aspects that differentiate our cloud native approach to 5G networks, enabling a true CI/CD approach on multiple clouds, including AWS, GCP and other cloud networks, which enables automated deployment and higher security standards. We also enhanced our RADCOM NETWORK DISCOVERY solution, which is the application layer of the RADCOM ACE solution. On the AI front, we have made significant investment in advancing our RADCOM AIM (Automated Insights Module), including new initiatives leveraging GenAI, which we believe may have an impact in the future.

In parallel, we continued to enhance and develop both our cloud native virtualized network and 5G solutions to offer greater value and benefit to our current and potential customers.

We expect to continue this significant investment in 2024, as we develop new features and new solution offerings to meet the requirements of transition to 5G networks, as well as establishing a modular approach for the enabling of targeted packages for the service assurance market. This modular approach will enable us to offer not just the full solution, but also specific modules for smaller deployment of CSPs.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, in an aggregate amount of $50.2 million, calculated from our inception through December 31, 2023, which are subject to provisions of the R&D Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the R&D Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the R&D Law and under the applicable program. As of December 31, 2023, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

In 2023, and in previous years, we participated in a Magnet consortium program sponsored by IIA, or Magnet Program. Under the terms of this program, we cooperate with additional companies, universities and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, and require us to provide the other members in the consortium with a non-sub-licensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the R&D Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed in this annual report on Form 20-F, are applicable to the know how developed by us with the funding received in such programs.

Below is a description of our obligations in connection with the grants received from the IIA under the R&D Law:

Local Manufacturing Obligations

The terms of the grants under the R&D Law require that we manufacture the products developed with these grants in Israel (but do not restrict the sale of products that incorporate the know-how). Under the regulations promulgated under the R&D Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not objected to by the IIA within 30 days of such notice). According to the IIA regulations, that are relevant to our projects until 2023, companies that moved the manufacturing of their products outside of Israel, may be subject to an increased royalties cap ranging between 120% to 300% of the grants, depending on the manufacturing volume that if performed outside of Israel.

Know-How and Know-How Transfer Limitation

●	The R&D Law provides that the IIA is authorized to determine the ownership requirements of know-how developed under an approved research and development program and/or rights associated with such know-how including intellectual property, which is not the product that was developed under such program, or the Funded Know-How.

●	The R&D Law further provides that Funded Know-How can not be transferred to any third parties without the IIA’s approval. The approval may be subject to certain requirements, as determined in each project separately.

●	Among others, the IIA may determine that certain Funded Know-How can be transferred to third parties in Israel only if such transferee company will also be subject to the same terms and conditions that were levied upon the transferor company under the R&D Law prior to the transfer of such know-how.

●	The IIA may approve the transfer of Funded Know-How from Israel to abroad, generally, provided that (a) the IIA will receive a payment of the portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain most of the R&D positions of the grant recipient in Israel after the transfer); (b) the grant recipient receives an alternative know-how from a third party in exchange for its Funded Know-How, subject to certain requirements, among which the alternative know-how will generate higher revenues than the Funded Know-How for the company; or (c) such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient and the Funded Know-How is sold for a lower price than the amount of funds invested in it, in which case the payment set forth in (a) may be reduced.

●	Approval to manufacture products outside of Israel or consent to the transfer of Funded Know-How, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer Funded Know-How or manufacturing out of Israel.

●	Approval of transfer of Funded Know-How to another Israeli company may be granted only if the recipient abides by the provisions of the R&D law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

Change In Control

The R&D Law generally imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The R&D Law requires the grant recipient and its controlling shareholders or the foreign interested party of such grant recipient to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the grant recipient that results in a non-Israeli citizen or non-Israeli resident or an Israeli citizen or corporation incorporated in Israel becoming an interested party directly in the grant recipient, and requires the new interested party to undertake to the IIA to comply with the R&D Law. In addition, the IIA may require additional information or representations in respect of such events. For R&D Law purposes, “control” is defined as the ability to direct the activities of a corporation except the ability that stems from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” generally refers to voting rights in a company’s shareholders meeting or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Since we commenced operations, we have received royalty-bearing grants from the IIA. As of December 31, 2023, our total contingent liability to the IIA in respect of grants received including accumulated interest and net of accumulated royalties paid was approximately $56 million.

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our solutions and technologies. We own registered trademarks for the name RADCOM® and for the name Omni-Q®. We currently have nine registered patents and one pending patent application in the United States.  In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with suppliers and sub-contractors who have access to sensitive information.

Employees

Our total headcount as of December 31, 2023, was 295 including employees and contractors. See “Item 6.D—Directors, Senior Management and Employees—Employees.”

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage. Except for employees located in Brazil, none of our employees are represented by labor unions.

Although we are not a party to a collective bargaining agreement in Israel, we are subject to certain provisions of collective bargaining agreements among the General Federation of Labor in Israel, or the Histadrut, and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association), or the CBEO, that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Economy and Industry, including transportation allowance, annual recreation allowance, the lengths of the workday and workweek and mandatory general insurance pension. In addition, we may be subject to the provisions of the extension order applicable to the Metal, Electricity, Electronics and Software Industry. Israeli labor laws are applicable to all our employees in Israel.  These provisions and laws principally concern the length of the workday, minimum wages for workers, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions of employment.

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as “Managers Insurance” or a pension fund.  The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee.  It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 15.83% and 19.1% of the employee’s base salary. Pursuant to changes to Israeli law as well as collective bargaining agreements entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase from time to time.

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401(k) plan contributions, in an average amount equal to approximately 19.65% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an amount that varies from 4% - 13% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an amount equal to 21.22% of the employee’s salary.

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

We currently lease an aggregate of approximately 22,830 square feet of office space in Tel Aviv, Israel, from affiliates of certain of our principal shareholders. This space includes our development facilities, which consist primarily of programming, documenting, quality control, testing and bug fixing, as well as from time to time, installation of software components on third party hardware.

In 2023, our aggregate annual lease and maintenance expenses were approximately $795,000 for our Tel Aviv offices, which are leased from affiliates of certain of our principal shareholders. We may, in the future, lease additional space from affiliated parties.

We also lease an aggregate of approximately 5,377 square feet of office space in Paramus, New Jersey, from an affiliate of certain of our principal shareholders. In 2023, our aggregate annual lease payments for such premises were approximately $114,000.

We also lease an aggregate of approximately 40 square feet of office space in Brazil and 5,809 square feet in India. The aggregate annual lease and maintenance payments for those premises in 2023 were approximately $7,000 and $85,000, respectively.

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

We followed the below sales strategy in 2023 in order to expand our sales pipeline and revenues:

●	We focused on leveraging our implementations with AT&T, Rakuten and other customers to expand our value proposition to additional carriers;

●	We expanded our business with our key existing customers;

●	We continued our investment in our sales and marketing resources and have expanded our reach through the engagement of local representatives;

●	We invested in marketing campaigns globally to enhance our market positioning and open new opportunities;

●	We invested in research and development to maintain our recognized technological leadership in cloud-based, 5G solutions, to meet the requirements of our customers, and to develop new product offerings and capabilities;

●	We invested in sales and marketing to create more sales engagements that can lead to additional multi-year contracts and increased market share;

●	We invested in our professional services team and resources to meet our customers’ deployment, customization and support requirements and to allow us to successfully deliver multiple proof of concept demonstrations to potential new customers; and

●	We pursued strategic partnerships, including OEM partnerships, and teaming agreements.

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

Sales and Marketing expenses.  Sales and marketing expenses consist primarily of salaries and related expenses, including share-based compensation, commissions and fees to third party representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, and overhead expenses.

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

Summary of Our Financial Performance for the Fiscal Year Ended 2023 Compared to the Fiscal Year Ended 2022

For the year ended December 31, 2023, our revenues were approximately $51.6 million, compared to approximately $46.1 million in 2022, reflecting an increase of approximately 12%. Our operating activities generated approximately $4.7 million in cash during 2023, compared to approximately $6.0 million generated in 2022. Our net income for the year ended December 31, 2023, was approximately $3.7 million, compared to a net loss of approximately $2.3 million in 2022.

As of December 31, 2023, our cash and cash equivalents and bank deposits totaled approximately $82.2 million, compared with cash and cash equivalents and bank deposits of approximately $77.7 million as of December 31, 2022.

Our 2023 income includes non-cash expenses due to share-based compensation of approximately $6.1 million, compared to $5.2 million in 2022.

Reportable Segments

Management receives sales information by customers and by geographical regions. Cost of revenues, research and development, sales and marketing, and general and administrative expenses are reported on a combined basis only (i.e., they are not allocated to product groups or geographical regions). Because a measure of operating profit or loss by product groups or geographical regions is not presented to management due to shared resources, we have concluded that we operate in one reportable segment.

A.	OPERATING RESULTS

Results for the Year Ended December 31, 2023, compared to Year Ended December 31, 2022

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2023	2022
Revenues	100%	100%
Cost of revenues	26.7	27.6
Gross profit	73.3	72.4
Operating expenses:
Research and development	37.9	46.7
Less royalty-bearing participation	1.4	1.7
Research and development, net	36.5	45.0
Sales and marketing	28.3	26.6
General and administrative	9.8	9.7
Total operating expenses	74.6	81.3
Operating loss	(1.3)	(8.9)
Financial income, net	8.8	4.3
Income (loss) before taxes on income	7.5	(4.6)
Taxes on income	(0.4)	(0.3)
Net Income (loss)	7.1	(4.9)

Revenues

	Year Ended December 31, (in millions of U.S. dollars)
	2023	2022
Products	22.8	19.0
Services	28.8	27.1
Total Revenues	51.6	46.1

Revenues. In 2023, our revenues increased by approximately $5.5 million, or approximately 12%, compared to 2022 due to an increase of approximately $3.8 million in product revenues, and an increase of approximately $1.7 million in services revenues. The increase in product revenues relates mainly to an increase in revenues in North America and derives from existing and new customers. The increase in services revenues relates to Asia and EMEA, and mainly derives from existing customers.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2023	2022	2023	2022
North America	31.8	23.0	61.7	49.8
Asia	9.8	12.5	18.9	27.2
Latin America	1.3	3.0	2.5	6.4
EMEA (including Israel)	8.7	7.6	16.9	16.6
Total revenues	51.6	46.1	100%	100%

In 2023, our two largest customers amounted to approximately 76% of our total consolidated revenues. In 2022 our two largest customers amounted to approximately 77% our total consolidated revenues.

Cost of Revenues and Gross Profit

	Year Ended December 31, (in millions of U.S. dollars)
	2023	2022
Products	5.7	5.5
Services	8.1	7.2
Total cost of revenues	13.8	12.7
Gross profit	37.8	33.3

Cost of Revenues.  During 2023, our gross profit as a percentage of revenues, calculated to include variable costs such as salaries and related expenses was approximately 73.3% compared to approximately 72.4% in 2022.

Our cost of revenues for both 2023 and 2022 includes an expense of approximately $0.4 million for share-based compensation.

The following table provides the operating costs and expenses of the Company in 2023 and 2022 as well as the percentage change of such expenses in 2023 as compared to 2022.

	Year ended December 31, (in millions of U.S. dollars)		% Change 2023 vs.
	2023	2022	2022
Research and development	19.6	21.5	(8.8)
Less royalty-bearing participation	0.8	0.8	-
Research and development, net	18.8	20.7	(9.2)
Sales and marketing	14.6	12.3	18.7
General and administrative	5.1	4.5	13.3
Total operating expenses	38.5	37.5	2.7

Research and Development Expenses, gross. Research and development expenses, gross, decreased from approximately $21.5 million in 2022 to approximately $19.6 million in 2023. As a percentage of total revenues, research and development expenses, gross, decreased from approximately 46.7% in 2022 to approximately 37.9% in 2023. The decrease in our gross research and development expenses is attributable mostly to favorable foreign exchange rates. As of both December 31, 2023, and December 31, 2022, our total research and development headcount, including contractors, was 137. Our research and development costs included an expense of approximately $2.7 million for share-based compensation in 2023, as compared to approximately $2.5 million for share-based compensation in 2022. We expect to keep the levels of our research and development expenses at similar levels as they were in 2022 and 2023.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses.  Sales and marketing expenses increased from approximately $12.3 million in 2022 to approximately $14.6 million in 2023. The increase in our sales and marketing expenses is mainly related to expansion of the global sales and marketing team and to an increase in share-based compensation expenses in 2023 compared to 2022. As a percentage of total revenues, sales and marketing expenses were 28.3% in 2023, compared to 26.6% in 2022. Our sales and marketing expenses included an expense of approximately $1.8 million for share based compensation in 2023, as compared to approximately $1.4 million for share-based compensation in 2022.

General and Administrative Expenses.  General and administrative expenses increased from approximately $4.5 million in 2022 to approximately $5.1 million in 2023. The increase in our general and administrative expenses is mainly attributed to an increase in share-based compensation expenses and to an increase in professional services expenses in 2023 compared to 2022. As a percentage of total revenues, general and administrative expenses were 9.8% in 2023, with no significant change from 9.7% in 2022. Our general and administrative expenses included approximately $1.2 million for share-based compensation in 2023, as compared to approximately $0.9 million for share-based compensation in 2022.

Financial Income, Net. In 2023, the financial income, net, was approximately $4.6 million, as compared to financial income, net, of approximately $2.0 million in 2022. The increase in our financial income, net is related to a positive impact of currency exchange rates and an increase in interest income from bank deposits.

Taxes on Income. In 2023, we recorded tax expenses of approximately $182,000 as compared to tax expenses of approximately $159,000 in 2022. Tax expenses are comprised from tax expenses of RADCOM India and RADCOM US, as well as withholding taxes that were deducted by our customers.

Comparison of Financial Data for Year Ended December 31, 2022, compared with Year Ended December 31, 2021

For a discussion of the financial data for the year ended December 31, 2022, compared with the year ended December 31, 2021, see “Item 5.A. —Operating and Financial Review and Prospects—Operating Results—Summary of Our Financial Performance for the Fiscal Year Ended 2022 Compared to the Fiscal Year Ended 2021” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and the financing activities are made in U.S. dollars. We also generate revenues in Brazilian reals, or BRLs, euros and other currencies; however, we consider the U.S. dollar to be our functional currency. In the future additional revenues may be denominated in currencies other than U.S. dollars.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results.  The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense. Based on our budget for 2024, we expect that a change of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will change our expenses expressed in dollar terms by approximately $490,000 per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $38.4 million and an additional $1.7 million of capital loss as of December 31, 2023. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E — Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our non-Israeli subsidiaries will generally be subject to applicable federal, state and local taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $13.5 million on December 31, 2023, for all of our deferred tax assets and liabilities. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, the proceeds from our private and public equity offerings we conducted until 2017, proceeds from the exercise of options and royalty-bearing participation from the IIA and others. Cash and cash equivalents, and bank deposits on December 31, 2023, and 2022, were approximately $82.2 and $77.7 million, respectively.

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

Net Cash Provided by Operating Activities. Net cash provided by operating activities was approximately $4.7 million in 2023 compared to net cash provided by operating activities of approximately $6.0 million in 2022.

The positive net cash flow in 2023 was primarily due to share-based and restricted share compensation expenses of approximately $6.1 million, net income of approximately $3.7 million, an increase in other account payables and accrued expenses of approximately $2.2 million, a decrease of approximately $1.4 million in other account receivables and prepaid expenses, a decrease in inventory of approximately $0.6 million, depreciation and amortization of $0.6 million, and an increase of approximately $0.2 million in employees and payroll accruals. This was partially offset by a decrease in deferred revenue and advances from customers of approximately $5.6 million, an increase in accrued interest on short-term bank deposits of approximately $2.2 million, and an increase of approximately $2.2 million in trade receivables, net.

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

The trade receivables and days of sales outstanding are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for 2023 increased to approximately $13.4 million from approximately $11.1 million in 2022.

The decrease in inventories in 2023 was mainly due to an increase in inventory delivered to customers for which revenue criteria have been met and recognized.

Net Cash Provided by (Used in) Investing Activities.  Our investing activities generally consist of the purchase of equipment and investment in bank deposits. Net cash used in investing activities in 2023 was approximately $3.6 million, compared to net cash used in investing activities in 2022 of $8.4 million. In 2023, we invested approximately $2.5 million in acquiring Continual, invested approximately $65 million in bank deposits, received approximately $64.1 million from the maturity of a short-term bank deposit and invested approximately $0.2 million for the purchase of equipment. In 2022, we invested approximately $66.9 million in bank deposits, received approximately $58.6 million from the maturity of a short-term bank deposit and invested approximately $0.2 million for the purchase of equipment.

Net Cash provided by (Used in) Financing Activities. In 2023 and in 2022, there was no net cash provided by or used in financing activities.

On April 30, 2023, we acquired the technology, intellectual property, and customer agreements of Continual for $2.5 million in cash. The post-acquisition synergies from integrating Continual’s technology into our portfolio contributed to our product and services offering and to our operation. While we expect to continue to grow organically, we expect to continue to evaluate additional potential transactions to purchase other companies or technologies in the field in which we operate.

 Investments

We may in the future undertake hedging or other similar transactions or invest in market risk-sensitive instruments, if our management determines that it is necessary to offset risks such as foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

We have entered into a number of lease agreements with the RAD-BYNET Group (as described under “Item 7.B-Major Shareholders and Related Party Transactions-Related Party Transactions”).  The pricing of the transactions with respect to such leases was determined based on negotiations between the parties. Members of our audit committee of the Board of Directors, or the Audit Committee, Board of Directors and management reviewed the pricing of the leases and confirmed that these agreements were not different from terms that could have been obtained from unaffiliated third parties.

For more information, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the R&D Law and the regulations promulgated thereunder. We may receive grants from the IIA at rates that range from 20% to 60% (and with respect to Magnet Programs up to 66%) of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the R&D Law. We recorded such grants from the IIA in the total amount of approximately $0.8 million in each of 2023 and 2022. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants (excluding grants received in the Magnet project). In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development.  Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2023 and 2022 were approximately $1.5 million and $1.4 million, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2023 were approximately $50.2 million. For projects authorized as a research and development program under the R&D Law since January 1, 1999, the repayment interest rate was LIBOR, as further detailed and qualified below. As of December 31, 2023, the accumulated interest was approximately $26.7 million, the accumulated royalties paid to the IIA were approximately $21 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $56 million.  In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the SOFR, in June 2023. Grants received from the IIA before June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, and grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 will bear the higher of (i) the 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2023, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $466,000.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

See “Item 4.B—Information on the Company—Business Overview—Research and Development,” “Item 4.B—Information on the Company—Business Overview—Proprietary Rights”, and “Item 5—Operating and Financial Review and Prospects—Research and Development expenses, Net” and “Item 5.A—Operating and Financial Review and Prospects—Operating Results”.

D.	TREND INFORMATION

During 2023, we saw more deployments of 5G SA by CSPs, but still in small numbers. According to industry research, 46 operators in 27 countries, launched 5G standalone networks so we expect that the number of 5G SA deployments will grow during 2024 and beyond, although the pace of such growth is still unknown. CSPs are continuing to invest in 5G networks and more devices have become commercially available despite the economic disruption. We saw the mobile industry continuing to allocate 5G spectrum and the investment in 5G SA networks in both trials and live deployments.

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

For software licenses where the standalone selling prices, cannot be determined based on observable prices, given the same products are sold for a broad range of amounts and the selling price is highly variable, the standalone selling prices included in a contract with multiple performance obligations are determined by applying a residual approach. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis or on a cost basis. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

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

Services. Revenues related to managed services, service type warranty and post-contract customer support are recognized over time.

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

We selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated pursuant to historical option exercise information. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option-pricing model.

Our determination of the fair value of restricted share units or RSUs is based on the closing market value of the underlying shares at the date of grant.

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

Business combination. We account for our business combinations using the acquisition method of accounting, which requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, we make estimates and assumptions, especially with respect to intangible assets. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. Acquisition costs, such as legal and consulting fees, are expensed as incurred.

Goodwill and Other Intangible Assets. Goodwill and certain other purchased intangible assets have been recorded in our financial statements as a result of acquisitions. In business combinations, in accordance with ASC Topic 805, “Business Combinations”, we allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. Such valuations require us to make significant estimates, assumptions, and judgments, especially with respect to intangible assets. The estimated fair values and useful lives of identifiable intangible assets are based on many factors, including estimates and assumptions of future operating performance and cash flows of the acquired business, market conditions, technological developments and specific characteristics of the identified intangible assets. The allocation of the consideration transferred in certain cases may be subject to revision based on the final determination of fair values during the measurement period, which may be up to one year from the acquisition date.

Goodwill represents excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangible—Goodwill and Other” requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment includes judgement and considers events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount.

For the year ended December 31, 2023, no impairment loss was identified.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rachel (Heli) Bennun	70	Executive Chairman of our Board of Directors
Matty Karp (1)(2)(4)(5)	74	Director
Andre Fuetsch (1)	53	Director
Oren Most (1) (4)(5)	73	Director
Yaron Ravkaie	55	Director
Rami Schwartz (1)(3)(4)(5)	66	Director
Guy Shemesh	50	Chief Executive Officer
Hadar Rahav	36	Chief Financial Officer
Hilik Itman	52	Chief Operating Officer
Rami Amit	58	Chief Technology Officer and Head of Product

(1)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(2)	Chairman of Audit Committee.

(3)	Chairman of Compensation Committee.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

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

Mr. Matty Karp has served as a director since December 2009. From 1996 to 2015, he was the managing partner of Concord Ventures, an Israeli venture capital fund focused on Israeli early-stage technology companies, which he co-founded in 1997. From 2007 to 2008, he served as the Chairman of Israel Growth Partners Acquisition Corp. From 1994 to 1999, he served as the Chief Executive Officer of Kardan Technologies, a technology investment company, and continued to serve as a director until October 2001. From 1994 to 1997, he served as the President of Nitzanim Venture Fund, an Israeli venture capital fund focused on early-stage high technology companies. From 1987 to 1994, he served in numerous positions at Elbit Systems Ltd. (Nasdaq and TASE: ESLT). Mr. Karp has served as a director of a number of companies, including: Elta Ltd.; Galileo Technology, which was acquired by Marvell Technology, Inc. (Nasdaq: MRVL); Accord Networks which was acquired by Polycom, Inc.; Saifun Semiconductors, Ltd. which merged with Spansion Inc., and El Al Israel Airlines Ltd. (TASE: ELAL). Mr. Karp received a B.Sc., cum laude, in Electrical Engineering from the Technion - Israel Institute of Technology and is a graduate of the Harvard Business School Advanced Management Program.

Mr. Andre Fuetsch has served as a director since August 2023. Mr. Fuetsch has served in various senior capacities in AT&T Inc. since his joining in 1995, the most recent of which is AT&T’s Executive Vice President and CTO Network Services. As part of his role, Mr. Fuetsch oversaw the global technology direction for AT&T, including network planning, innovation road map and led AT&T Labs, AT&T Foundry, and the intellectual property organization. In his previous roles in AT&T, Mr. Fuetsch supported and led several organizations responsible for software, systems, and network architecture, planning and engineering, where he held six patents in the field of network traffic optimization and database design. Mr. Fuetsch holds a B.Sc. in Industrial Engineering and Operations Research at U.C. Berkeley and completed his graduate coursework in Computer Science at Stanford University.

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

Mr. Rami Schwartz has served as a director since July 2019. Mr. Schwartz has over 20 years’ experience in leadership positions in the technology and enterprise software fields. Mr. Schwartz currently serves as the Managing Director of the Portland Trust Israel and as an Advisory Board Member to AlgoSec and a director at Perion Network Ltd. Mr. Schwartz previously served in senior positions, including as business group president, founder, Chief Executive Officer and Active Chairman, with several public and private companies including Amdocs. Mr. Schwartz also served as Chief of System Development for the Israeli Air Force. Mr. Schwartz holds a B.Sc. in math and computer science form the Hebrew University of Jerusalem.

Mr. Guy Shemesh, has served as our Chief Executive Officer since February 2024. Prior to joining our Company, Mr. Shemesh served as Vice President of Business Applications R&D from 2020 to 2022 and Vice President CloudBand Business Unit from 2017 to 2020, both at Nokia Solutions and Networks Israel Ltd. where he spent over ten years in various leadership roles. Mr. Shemesh holds a B.A. in Computer Science and a B.A. in Economics and Management from the Tel Aviv Academic College and an M.B.A. from Tel-Aviv University.

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

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Israeli Companies Law), during or with respect to the year ended December 31, 2023.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Eyal Harari, former CEO (3)	2023	300,000	200,000	408,506	46,564	955,070
Hilik Itman, COO	2023	213,867	145,059	380,336	74,973	814,235
Rami Amit, CTO and Head of Product	2023	213,867	114,507	326,081	80,469	734,923
Rachel (Heli) Bennun, Executive Chairman of our Board of Directors	2023	213,867	232,903	201,930	76,595	725,294
Hadar Rahav, CFO	2023	178,222	134,450	121,933	52,890	487,495

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2023. The grants awarded during 2023 and 2024 were for a vesting term of up to 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

(3)	Mr. Harari served as the Chief Executive Officer of the Company until February 2024.

The bonus paid to our former CEO is based on a formula which takes into consideration independent measurable and non-measurable components, and which was approved by the Board of Directors in accordance with the Compensation Policy and the former CEO’s amended terms of employment approved by general meeting of our shareholders on July 21, 2022.

The bonus and commission payments made to our other officers and the Executive Chairman of our Board of Directors are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our Compensation Policy, as approved by our shareholders from time to time and most recently on July 11, 2019, as amended on July 8, 2021, July 21, 2022 and August 3, 2023.

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2023, was approximately $2.4 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $0.3 million that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2023, our office holders, as such term is defined in the Israeli Companies Law, or Office Holders, who are not directors, received, in the aggregate, 127,800 restricted share units, or RSUs, under our 2013 Share Option Plan, or the 2013 Plan and the 2023 Equity Incentive Plan or the 2023 Plan. The RSUs have a vesting schedule of four years over equal annual installments commencing as of the date of the grant. Further information regarding the options and RSU grants to our directors is detailed below.

As of December 31, 2023, our current directors and officers, as a group, held, in the aggregate 310,283 RSUs that were granted under our 2013 Plan and the 2023 Plan.

Our directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation currently paid to our non-executive directors as approved by a resolution of our shareholders in the annual general meeting held on July 9, 2020 and ratified in the annual general meeting of shareholders held on July 21, 2022 and August 3, 2023 (other than to our Executive Chairman, as of July 21, 2022 and other than Mr. Fuetsch) is an annual fee of NIS 52,000 (currently equivalent to approximately $14,337) and a per meeting attendance fee of NIS 2,000 (currently equivalent to approximately $551). In addition, upon his or her election or re-election, each of our non-executive directors (other than Mr. Fuetsch) receives a grant of 15,600 RSU or the equivalent in options to purchase ordinary shares, vesting over a period of three years. The cash compensation currently paid to our director Mr. Fuetsch as approved by a resolution of our shareholders in the annual general meeting held on August 3, 2023, is an annual fee of $52,000 and a per meeting attendance fee of $2,000. In addition, Mr. Fuetsch received a grant of 23,400 RSU, vesting over a period of three years.

Share Option Plans

On March 28, 2023, our Board of Directors adopted the 2023 Plan. The 2023 Plan expires on March 27, 2033. Under the 2023 Plan, we may grant options to purchase our ordinary shares, or Options, restricted shares and RSUs to our employees, directors, consultants and contractors. Options and RSUs granted under our 2023 Plan generally vest over a period of between one and four years, with expiration term for Options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The 2023 Plan is administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the 2023 Plan, including determining who will receive an option award and the terms and conditions of the option awards. We have reserved an aggregate of 3,000,000 ordinary shares under our 2023 Plan. As of March 27, 2024, we have granted 1,831,314 RSUs and no Options under the 2023 Plan. This number includes the grant of 180,000 RSUs to our CEO in February 2024 under the 2023 Plan, which grant is pending shareholders’ approval.

On April 3, 2013, our Board of Directors adopted the 2013 Plan. The 2013 Plan expired on April 2, 2023, or the 2013 Plan Expiration Date. Under the 2013 Plan, we were able to grant Options, restricted shares and RSUs to our employees, directors, consultants and contractors. As of the 2013 Plan Expiration Date, we had granted 1,278,808 Options and 2,554,031 RSUs under the 2013 Plan. Options and RSUs granted under our 2013 Plan generally vest over a period of between one and four years, with expiration term for Options of five to seven years from the date of grant, subject to the discretion of our Board of Directors, which had the authority to deviate from such parameters in respect of specific grants. The 2013 Plan was administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which had the discretion to make all decisions relating to the interpretation and operation of the 2013 Plan, including determining who will receive an option award and the terms and conditions of the option awards.

We measure the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $6.1 million for share-based compensation plans during 2023. In January 2024 and during 2023, we granted 867,814 and 1,198,500 RSUs, respectively, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(n) and 11(b) of the Notes to the Consolidated Financial Statements for further information.

As of March 27, 2024, there were (i) 39,597 outstanding Options and 285,187 unvested RSUs under the 2013 Plan, and (ii) no outstanding Options and 1,724,272 unvested RSUs under the 2023 Plan.

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

Compensation Policy

Our compensation policy for our executive officers and directors, was last approved by our shareholders on July 21, 2022, and most recently amended on August 3, 2023. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee.”

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rachel (Heli) Bennun (Executive Chairman), and our non-executive directors, Andre Fuetsch, Matty Karp, Oren Most, Yaron Ravkaie, and Rami Schwartz. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter.  All of our directors were elected by our shareholders at our annual general meeting. The terms of office of Ms. Bennun and Messrs. Fuetsch, Karp, Most, Ravkaie and Schwartz, will expire on our 2026 annual general meeting. Except our Executive Chairman, Ms. Bennun, and Mr. Andre Fuetsch, none of our directors have service contracts with the Company relating to their service as a director. None of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

External Directors

Under the Israeli Companies Law, a public company incorporated under the laws of the State of Israel must appoint at least two External Directors; however, pursuant to an exemption provided under section 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Exemption, a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to elect External Directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law.

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

Audit Committee

The current members of our Audit Committee are, Matty Karp, Oren Most and, Rami Schwartz. Mr. Karp is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is independent within the meaning of the Nasdaq Listing Rules. Our Board of Directors has also determined that Oren Most is an “Audit Committee Financial Expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and that he has the requisite experience under Nasdaq Listing Rules.

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

Under the Israeli Companies Law and the Nasdaq Listing Rules, our Audit Committee is responsible for, among others (i) determining whether there are deficiencies in the business management practices of our Company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an Office Holder has a personal interest) and whether such transaction should be deemed as material or extraordinary, (iii) where the Board approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (iv) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (v) examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board or shareholders, depending on which of them is considering the appointment of our auditor, and (vi) establishing procedures for the handling of employee complaints as to the management of our business and the protection to be provided to such employees. In compliance with regulations promulgated under the Israeli Companies Law, our Audit Committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval.

Compensation Committee

The current members of our Compensation Committee are Matty Karp, Oren Most, and Rami Schwartz. Mr. Schwartz is the Chairman of the Compensation Committee. Our Board of Directors has determined that each of the members of our Compensation Committee is independent within the meaning of the Nasdaq Listing Rules.

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

Our compensation policy for our executive officers and directors, was last approved by our shareholders on July 21, 2022, and most recently amended on August 3, 2023.

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

Our total headcount as of December 31, 2023, was 295, compared to 284 in 2022 and 278 in 2021, including full-time and part-time employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	95	23	2	11	131
India	13	46	0	2	61
United States	0	24	0	4	28
Brazil	0	12	0	1	13
Other	40	22	0	0	62
Total	148	127	2	18	295

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

F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 27, 2024, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 27, 2024, and restricted share units, or RSUs, that shall vest within 60 days of March 27, 2024, to be outstanding and to be beneficially owned by the person holding the options or restricted share units for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 15,471,117 ordinary shares outstanding as of March 27, 2024.

The information presented below is based on information provided to us by the directors, officers, and shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

None of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of March 27, 2024, our ordinary shares had a total of 13 holders of record, of which 7 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
The heirs of Zohar Zisapel	2,793,551	(3)	18.1%
Lynrock Lake LP	2,266,666	(4)	14.7%
Yelin Lapidot Holdings Management Ltd.	1,286,669	(5)	8.3%
Barclays PLC	861,020	(6)	5.6%
Value Base Ltd.	826,670	(7)	5.3%
AWM Investment Company, Inc.	795,795	(8)	5.1%
Directors and Officers
Rachel (Heli) Bennun	*		*
Andre Fuetsch	*		*
Matty Karp	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
Rami Schwartz	*		*
Guy Shemesh	*		*
Hadar Rahav	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group (10 persons)	224,127	(9)	1.5%

*	less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 27, 2024.

(2)	The percentage of outstanding ordinary shares is based on 15,471,117 ordinary shares outstanding as of March 27, 2024. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 27, 2024. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)	Mr. Zohar Zisapel, who was our largest shareholder passed away on May 19, 2023. Each of Mr. Zohar Zisapel children, Michael Zisapel and Klil Zisapel, or the Heirs of Mr. Zohar Zisapel, inherited half of the ordinary shares and options to purchase ordinary shares beneficially owned by Mr. Zohar Zisapel prior to his death. The process of transferring such ordinary shares and options to purchase ordinary shares to the Heirs of Mr. Zohar Zisapel has not been completed yet, but assuming that such process shall have been completed, as of March 27, 2024, each of Michael Zisapel and Klil Zisapel, may be deemed to beneficially own one-half of the (i) 2,211,807 ordinary shares which were held directly by Mr. Zohar Zisapel, prior to his death (ii) 299,416 ordinary shares held by Michael & Klil Holdings (93) Ltd, an Israeli company, which was wholly owned by Mr. Zohar Zisapel, prior to his death (iii) 242,731 ordinary shares held by Lomsha Ltd., an Israeli company, which was wholly owned by Mr. Zohar Zisapel prior to his death, and (iv) 39,597 ordinary shares issuable upon exercise of options, currently exercisable or exercisable within 60 days of March 27, 2024, which were owned by Mr. Zohar Zisapel, prior to his death. This information is based on information provided to the Company by the Heirs of Zohar Zisapel.

(4)	Based on a Schedule 13G/A filed with the SEC on February 14, 2024. Includes 2,266,666 Ordinary Shares held by Lynrock Lake Master Fund LP, or Lynrock Lake Master. Lynrock Lake LP, or Investment Manager, is the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(5)	Based on a Schedule 13G/A filed with the SEC on January 31, 2024. Includes 555,920 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and 730,749 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd, or each a Yelin Lapidot Holder, each of which a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot Holdings. Each of Dov Yelin and Yair Lapidot owns 24.4% of the share capital and 25.0% of the voting rights of Yelin Lapidot Holdings. The address of each of the Yelin Lapidot Holders and each of Messrs. Yelin and Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. Each of the Yelin Lapidot Holders and Messrs. Yelin and Lapidot and is a resident of Israel.

(6)	Based on a Schedule 13G filed on February 16, 2024 by Barclays PLC. Barclays PLC reported sole voting power and sole dispositive power with respect to 861,020 ordinary shares; Barclays Bank PLC reported sole voting power and sole dispositive power with respect to 11,941 ordinary shares; Barclays Capital Inc. reported sole voting power and sole dispositive power with respect to 849,079 ordinary shares. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Bank PLC. Barclays Bank PLC is a non-US banking institution registered with the Financial Conduct Authority authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. Barclays Capital Inc., is a Connecticut business entity. The address of the principal office of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal office of Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

(7)	Based on a Schedule 13G/A filed with the SEC on February 13, 2024. Includes (i) 362,224 Ordinary Shares owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs. Victor Shamrich and Ido Nouberger and wholly owns Value Base Hedge Fund Ltd., an Israeli company, and the general partner of Harmony Base L.P., and (ii) 464,446 ordinary shares owned directly by Harmony Base L.P., an Israeli limited partnership. The address of each of Value Base Ltd. and Harmony Base L.P. is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(8)	Based on a Schedule 13G filed with the SEC on February 14, 2024 by AWM Investment Company, Inc., or AWM, reporting that AWM is the investment adviser to Special Situations Fund III QP, L.P., or SSFQP, Special Situations Cayman Fund, L.P., or Cayman, Special Situations Technology Fund, L.P., or TECH and Special Situations Technology Fund II, L.P., or TECH II and referred to together with SSFQP, Cayman, and TECH as the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 295,363 ordinary shares held by SSFQP, 89,246 ordinary shares held by Cayman, 60,871 ordinary shares held by TECH and 350,315 ordinary shares held by TECH II. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., a Delaware limited liability company, or SSCAY, the general partner of CAYMAN. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc.is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(9)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of March 27, 2024, and have, therefore, not been separately disclosed. The number of shares is comprised of 184,701 ordinary shares and 39,426 RSUs that will vest within 60 days of March 27, 2024.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant change in the percentage of ownership held by our major shareholders during the past three years has been: (i) the transfer by inheritance of the ordinary shares and options to purchase ordinary shares beneficially owned by our largest shareholder, Zohar Zisapel, who passed away on May 19, 2023, to each of his children, Michael Zisapel and Klil Zisapel in equal parts, such that each of them may be deemed to beneficially own one-half of the 2,793,551 ordinary shares, including options exercisable for 39,597 ordinary shares that are exercisable within 60 days of March 27, 2024, beneficially owned by Mr. Zohar Zisapel prior to his death, representing approximately 18.1% of our outstanding ordinary shares as of March 27, 2024 (ii) increase in the percentage of ownership held by Lynrock Lake LP above 5% as of 2021 and additional increases until it has a beneficial ownership percentage of 14.7% as of December 31, 2023, (iii) a decrease in the percentage of ownership held by Yelin Lapidot Holdings Management Ltd from 9.9% as of December 31, 2022 to 8.3% as of December 31, 2023, (iv) an increase in the percentage of ownership held by Barclays PLC above 5% until it has a beneficial ownership percentage of 5.6% as of December 31, 2023, (v) an increase in the percentage of ownership held by Value Base Ltd. above 5% until it has a beneficial ownership percentage of 5.3% as of December 31, 2023, and (vi) an increase in the percentage of ownership held by AWM Investment Company, Inc. above 5% until it has a beneficial ownership percentage of 5.1% as of December 31, 2023.

B.	RELATED PARTY TRANSACTIONS

RAD-BYNET Group

Mr. Zohar Zisapel, who served as a member of our Board of Directors until he passed away on May 19, 2023, was also a director of RAD Data Communications Ltd., or RAD Communications, and served as the Chairman of the board and as a director and held shares in several other companies. Based on information received by the Company, following Mr. Zohar Zisapel’s death, his children, Michael Zisapel and Klil Zisapel, as heirs are entitled to representation on the board of directors of RAD Communications and in certain of such other companies and hold shares in RAD Communications and certain of such other companies. Michael Zisapel and Klil Zisapel, may be deemed to have “significant influence,” as such term is defined in Item 7.B to form 20-F, over the Company, as a result of their holdings of ordinary shares of the Company.

Mr. Yehuda Zisapel (brother of late Mr. Zohar Zisapel and uncle of Michael and Klil Zisapel), who passed away on March 10, 2024, was also a director of RAD Communications and of additional companies, including, Bynet Data Communications Ltd., or Bynet Communication, Bynet Systems Applications Ltd., or Bynet Applications, Internet Binat Ltd., or Internet Binat, and had several other private holdings. The above list does not constitute a complete list of Mr. Yehuda Zisapel’s holdings prior to his death.

The above companies are suppliers of RADCOM and may render additional services by arm’s length transactions or share logistical arrangements with the Company. The above companies are part of a group of companies known as the “RAD-BYNET Group.”

 Ms. Rachel (Heli) Bennun, who is the Executive Chairman of our Board of Directors, was Mr. Zohar Zisapel’s life partner.

We and other members of the RAD-BYNET Group may also market certain of our products through the same distribution channels.  Certain products of members of the RAD-BYNET Group are complementary to, and may be used in connection with, products of ours, and certain of such products may be used in place of (and thus may be deemed to be competitive with) our products.

 Supplier and Service Provider Arrangements

 During 2023 we purchased products and services from the following members of the RAD-BYNET Group, for which we pay on market terms and rates: RAD Communications, from which we purchased certain operating services, Bynet Communication, from which we purchased network management, IT and communication equipment, testing and repair services, and manpower services, Bynet Applications, from which we purchased, communication equipment and services, and Internet Binat, from which we purchase, internet communication services. The aggregate amount of such purchases, which may constitute related party transactions under Item 7.B to Form 20-F was approximately $29,000 in 2023 which amount includes products and services purchased (i) from Bynet Communication, Bynet Applications and Internet Binat until May 19, 2023, the date upon which these vendors may no longer be considered related parties of the Company under Item 7.B to Form 20-F, following the passing away of Mr. Zohar Zisapel and (ii) from RAD Communications throughout 2023, as this company remained a related party of the Company pursuant to Item 7.B to Form 20-F.

Office Leases

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, from private companies controlled by Michael and Klil Zisapel and by Ms. Nava Zisapel, widow of late Yehuda Zisapel, and his heirs. When these agreements were signed, the lease payments were at fair market prices based on quotes we received from third parties for similar space.  Historically, we have had some additional flexibility to change the leased space, which we might not have had with unrelated third parties.  The aggregate amount of lease and maintenance payments, which may constitute related party transactions under Item 7.B to Form 20-F, was approximately $443,000 in 2023, which amount includes payments made to (i) the companies currently controlled by Ms. Nava Zisapel and the heirs of Yehuda Zisapel - until May 19, 2023, the date upon which these companies may no longer be considered related parties of the Company under Item 7.B to Form 20-F, following the passing away of Mr. Zohar Zisapel, and (ii) companies controlled by Michael and Klil Zisapel - throughout 2023, as these companies remain related parties of the Company pursuant to Item 7.B to Form 20-F.

We believe that the terms of the transactions in which we have entered and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group will be approved in accordance with the requirements of the Israeli Companies Law.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2023 and 2022, the amount of our export sales was approximately $49.5 million and $44.6 million respectively, which represented 96% and 97% of our total sales respectively.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2023.

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

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-Israeli state or local taxes.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Starting 2018 and thereafter, the taxable income of the Company is subject to the Israeli corporate tax at the rate of 23%. However, the effective tax rate payable by a company that derives income under the Law for the Encouragement of Capital Investments (as discussed below) may be considerably lower.

Under the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Special Provisions Relating to Tax Reporting in United States Dollars

The Company has elected to measure their taxable income and file its Israeli tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 5746-1986.

Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement of Capital Investments Law:

The Encouragement of Capital Investments Law was significantly amended effective as of January 2011, or the Amendment 68. The Amendment 68 introduced new benefits to replace those granted in accordance with the provisions of the Encouragement of Capital Investments Law in effect prior to the Amendment 68. However, companies entitled to benefits under the Encouragement of Capital Investments Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the Amendment 68 apply.

The Amendment 68 canceled the availability of the benefits granted to Industrial Companies under the Encouragement of Capital Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Encouragement of Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the Amendment 68, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in certain areas in Israel designated as Development Area A, in which case the rate will be 10%.

In August 2013, the Israeli Parliament enacted the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 which includes Amendment 71 thereto, or Amendment 71. Per Amendment 71, the tax rate on preferred income from a Preferred Enterprise in 2013 will be 7% in Development Area A, and 12.5% in other areas and in 2014-2016 9% in Development Area A and 16% in other areas. In 2017 and thereafter, the tax rate for Development Area A was reduced to 7.5%.

We may claim the tax benefits offered by Amendment 71 in our tax returns, provided that our facilities meet the criteria for tax benefits set out by the amendment. We are also entitled to approach the Israeli Tax Authority, or the ITA for a pre-ruling regarding their eligibility for benefits under Amendment 71 (and in some cases are required to apply for such approval).

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

Under Amendment 73, dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of income that qualifies as “Preferred Technological Income,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply. If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA).

In order to be eligible for the reduced tax rates, a company must meet certain criteria as set forth in Amendment 73 including that R&D expenses and employee level remain at a certain rate.

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2023.

Capital Gains Tax on Sales of Our Ordinary Shares

Generally, as to Israeli residents, the Israeli tax law imposes a capital gains tax on the gain from the sale of any capital assets by Israeli residents, whether such gain was sourced in Israel or abroad. As to non-Israeli residents, the Israeli tax law generally imposes a capital gains tax on the sale of assets, including shares, by non-Israeli residents, if those assets are either (a) located in Israel; (b) located outside of Israel and represent a direct or indirect right to an asset or inventory located in Israel; (c) are shares or rights to shares in an Israeli resident corporation; or (d) are rights in a foreign resident corporation (non-Israeli corporation) that holds, directly or indirectly, assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Under the Ordinance, there is a distinction between a “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is equal to the increase in the purchase price of the relevant asset attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Inflationary Surplus is currently not subject to tax in Israel.

The tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who holds, alone or together with a family relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, Real Capital Gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income”, as defined in Section 2(1) of the Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2024, up to 47% and 3% excess tax (if applicable) for individuals and for Israeli resident corporations, the corporate tax rate is 23%).

In general, if during the tax year an Israeli resident incurred a foreign loss that, had it been a profit, would have been subject to tax as passive income in Israel, may be offset against passive foreign income. If it is not possible to offset the entire loss in the tax year, the amount of loss that was not offset may be carried forward to subsequent tax years, one after the other, and may be offset against foreign passive income during those relevant years, otherwise, it shall not be allowed to be offset in the following year.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from, or attributable to, a permanent establishment or business activity of such shareholders in Israel (and certain other conditions are fulfilled). However, non-Israeli “Body of Persons” (as defined under the Ordinance, which includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemptions if an Israeli resident (i) has, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly.

If not exempt, a non-Israeli resident shareholder would generally be subject to Israeli tax on capital gain at the ordinary corporate tax rate (23% in 2024) if generated by a company, or at the rate of 25%, if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder, at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares).

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, under certain terms, (c) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (d) the capital gain arising from such sale, exchange or disposition is attributed to royalties, or (e) such resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% for an individual shareholder that is considered a Substantial Shareholder (as described above) at any time during the 12 month period preceding such date, which tax will be withheld at source. Dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). If the dividend is distributed from preferred income from a preferred enterprise, the tax rate is 20% (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such tax rate). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technology Technological Enterprise or a reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

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

Israeli Surtax

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our bank deposits are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 2.22%-6.80%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our bank deposits. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2024, we expect that (i) a change of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will have an impact on our operating expenses expressed in dollar terms by approximately $1.5 million per year and vice versa and (ii) a change of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will decrease our operating expenses expressed in dollar terms by approximately $90,000 per year and vice versa.

See also “Item 5.A—Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Foreign Currency Fluctuations.”

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2023. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2023, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2023, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, is our independent registered public accounting firm. Fees for professional services in 2023 and 2022 were, respectively:

	2023	2022
Audit Fees	$285,000	$275,000
Audit Related Fees	$31,406	$3,000
Tax Fees	$16,599	$27,690
All Other Fees	0	0
Total	$333,005	$305,690

Audit fees included fees associated with the annual audit, the reviews of our quarterly financial statements, audit fees related to our internal control over financial reporting, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Audit related fees included fees associated with the annual report for the IIA and accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is designed to assess, identify, and manage material risks from cybersecurity threats and includes a cybersecurity incident response plan. Our cybersecurity risk management program has been designed to follow our industry’s best practices and includes a comprehensive set of enterprise security policies and procedures.

Cybersecurity represents an important component of the Company’s overall approach to risk management. The Company’s cybersecurity policies, standards and practices are integrated into the Company’s enterprise risk management approach, and cybersecurity risks are one of the enterprise risks that are subject to oversight by the Company’s Board of Directors.

Our cybersecurity risk management program includes:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	periodic cybersecurity awareness training of our employees;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	maintaining ISO/IEC 27001 certification since 2022.

We also engage our internal auditor to conduct internal reviews of our cybersecurity policies and practices and penetration testing. In addition, during 2023, we conducted a tabletop exercise as part of a disaster preparedness activity, the purpose of which was to examine the Company’s readiness for business continuity processes and emergency preparedness, which includes complex and diverse cyber attacks.

During 2023, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D—Risk Factors – Disruptions to our IT systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation and business” and “Item 3.D—Risk Factors – Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business” in this Annual Report.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function. The Company’s Board of Directors receives presentations on cybersecurity risks several times a year, which address a wide range of topics including, for example, recent developments, third-party reviews, the threat environment, technological trends and information security considerations arising with respect to the Company. The Board of Directors will receive prompt and timely information regarding significant cybersecurity incidents, as well as ongoing updates regarding such incidents until it has been addressed. The Board of Directors also regularly discuss the Company’s approach to cybersecurity risk management with the Company’s senior management.

We utilize third-party cybersecurity experts, or Third-Party Expert, for information security services. Our Third-Party Expert works with our IT Manager, and both are supervised by members of our senior management, including our Chief Operating Officer, Chief Technology Officer and Chief Financial Officer. Together they oversee our cybersecurity risk management and have primary responsibility for identifying, assessing, remediating and managing cybersecurity risks threats and incidents. Our Third-Party Expert and the dedicated personnel in its team are certified and experienced information systems security professionals and information security managers with many years of experience. Our Third-Party Expert regularly provides our senior management team with updates on the performance of the cybersecurity risk management program and provides updates and presentations to our Board of Directors as necessary throughout the year.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2, 2024, expressed an unqualified opinion thereon.

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

Revenue Recognition

Description of the Matter

As explained in Note 2(l) to the consolidated financial statements, the Company generates revenues mainly from selling software products, maintenance and managed services. The Company enters into contracts with customers that include combinations of products and services, which are generally distinct and accounted for as separate performance obligations. The transaction price is then allocated to the distinct performance obligations based on their standalone selling price (“SSP”) and revenue is recognized when control of the distinct performance obligation is transferred to the customer.

Auditing the Company’s recognition of revenue involved a high degree of auditor judgment due to the effort to evaluate i) the identification and determination of whether products and services, such as software licenses and related services, are considered distinct performance obligations and the timing of revenue recognition and ii) the determination of SSP for each distinct performance obligation.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls related to the identification and determination of distinct performance obligation, and the determination of stand-alone selling prices for each distinct performance obligation and the timing of revenue recognition.

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management’s application of significant accounting policies on the contracts. We tested management’s identification of significant terms for completeness, including the identification and determination of distinct performance obligations and the timing of revenue recognition. We also evaluated the reasonableness of management’s estimate of SSP for products and services and tested the mathematical accuracy of management’s calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2009.

Tel-Aviv, Israel

April 2, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on Internal Control over Financial Reporting

We have audited RADCOM Ltd. and its subsidiaries internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, RADCOM Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022 ,the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes and our report dated April 2, 2024 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

April 2, 2024

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,892	$9,527
Short-term bank deposits	71,273	64,130
Trade receivables, net	13,412	11,074
Inventories	246	795
Other accounts receivable and prepaid expenses	1,592	1,928

Total current assets	97,415	87,454

NON- CURRENT ASSETS:

Long-term bank deposits	-	4,002
Severance pay fund	3,142	3,524
Other long-term receivables	1,573	2,557
Property and equipment, net	798	1,010
Operating lease right-of-use assets	1,651	2,457
Goodwill	1,243	-
Intangible assets, net	1,707	-

Total non-current assets	10,114	13,550
Total assets	$107,529	$101,004

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2023	2022

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,640	$2,708
Employees and payroll accruals	5,400	5,198
Deferred revenues and advances from customers	1,469	7,037
Current maturities of lease liabilities	1,062	1,024
Other liabilities and accrued expenses	9,540	6,829

Total current liabilities	20,111	22,796

NON-CURRENT LIABILITIES:
Accrued severance pay	3,728	3,973
Operating lease liabilities	561	1,452
Other liabilities and accrued expenses	638	-

Total non-current liabilities	4,927	5,425

Total liabilities	$25,038	$28,221

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2023 and 2022; 15,343,764 and 14,775,114 shares issued and 15,307,732 and 14,739,082 shares outstanding at December 31, 2023 and 2022, respectively	$736	$706
Additional paid-in capital	154,697	148,610
Accumulated other comprehensive loss	(3,030)	(2,908)
Accumulated deficit	(69,912)	(73,625)

Total shareholders’ equity	82,491	72,783

Total liabilities and shareholders’ equity	$107,529	$101,004

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2023	2022	2021
Revenues:
Products	$22,840	$18,997	$15,336
Services	28,760	27,054	24,946

	51,600	46,051	40,282

Cost of revenues:
Products	5,662	5,471	5,543
Services	8,111	7,243	5,880

	13,773	12,714	11,423

Gross profit	37,827	33,337	28,859

Operating expenses:
Research and development	19,575	21,483	20,347
Less - royalty-bearing participation	736	762	537

Research and development, net	18,839	20,721	19,810

Sales and marketing	14,592	12,270	10,358
General and administrative	5,058	4,460	4,184

Total operating expenses	38,489	37,451	34,352

Operating loss	(662)	(4,114)	(5,493)

Financial income, net	4,557	2,016	354

Income (loss) before taxes on income	3,895	(2,098)	(5,139)

Taxes on income	(182)	(159)	(124)

Net income (loss)	$3,713	$(2,257)	$(5,263)

Basic net income (loss) per Ordinary Share	$0.25	$(0.16)	$(0.37)
Diluted net income (loss) per Ordinary Share	$0.24	$(0.16)	$(0.37)

Weighted average number of Ordinary Shares used in computing basic net income (loss) per Ordinary Share	15,098,642	14,525,449	14,124,404
Weighted average number of Ordinary Shares used in computing diluted net income (loss) per Ordinary Share	15,297,947	14,525,449	14,124,404

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income (loss)	$3,713	$(2,257)	$(5,263)

Other comprehensive income (loss):
Foreign currency translation adjustments	(122)	(288)	42

Total other comprehensive income (loss)	(122)	(288)	42

Comprehensive income (loss)	$3,591	$(2,545)	$(5,221)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2021	13,931,456	$657	$140,129	$(2,662)	$(66,105)	$72,019

Share-based compensation	-	-	3,356	-	-	3,356
RSUs vested	223,730	12	(12)	-	-	-
Net loss	-	-	-	-	(5,263)	(5,263)
Other comprehensive income	-	-	-	42	-	42

Balance as of December 31, 2021	14,155,186	$669	$143,473	$(2,620)	$(71,368)	$70,154

Share-based compensation	-	-	5,174	-	-	5,174
RSUs vested	583,896	37	(37)	-	-	-
Net loss	-	-	-	-	(2,257)	(2,257)
Other comprehensive loss	-	-	-	(288)	-	(288)

Balance as of December 31, 2022	14,739,082	$706	$148,610	$(2,908)	$(73,625)	$72,783

Share-based compensation	-	-	6,117	-	-	6,117
RSUs vested	568,650	30	(30)	-	-	-
Net income	-	-	-	-	3,713	3,713
Other comprehensive loss	-	-	-	(122)	-	(122)

Balance as of December 31, 2023	15,307,732	$736	$154,697	$(3,030)	$(69,912)	$82,491

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net income (loss)	$3,713	$(2,257)	$(5,263)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	621	477	540
Share-based compensation	6,117	5,174	3,356
Change in:
Severance pay, net	137	(46)	(164)
Trade receivables, net	(2,332)	(1,039)	2,412
Other account receivables and prepaid expenses	1,381	(1,140)	289
Inventories	552	157	(410)
Trade payables	(17)	16	1,017
Employees and payroll accruals	192	768	16
Other liabilities and accrued expenses	2,225	910	724
Deferred revenue and advances from customers	(5,580)	4,341	(411)
Changes in operating lease right-of-use assets and liabilities, net	(48)	(112)	40
Accrued interest on bank deposits and other	(2,255)	(1,230)	(144)

Net cash provided by operating activities	4,706	6,019	2,002

Cash flows from investing activities:

Business acquisitions, net of cash acquired (Refer to Note 10)	(2,477)	-	-
Net investment in short-term and long-term bank deposits	(885)	(8,281)	(3,064)
Purchase of property and equipment	(232)	(150)	(437)

Net cash used in investing activities	(3,594)	(8,431)	(3,501)

Foreign currency translation adjustments on cash and cash equivalents	$253	$(9)	$(101)

Increase (decrease) in cash and cash equivalents	1,365	(2,421)	(1,600)
Cash and cash equivalents at beginning of the year	9,527	11,948	13,548

Cash and cash equivalents at end of the year	$10,892	$9,527	$11,948

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
(a) Non-cash investing activities:

Purchase of property and equipment	$43	$95	$55
Net increase in operating lease right-of-use assets	$202	$1,624	$117

(b) Cash paid during the year for:

Taxes on income	$190	$104	$82

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.	RADCOM Ltd. (the “Company”), an Israeli corporation, is a leading provider of 5G ready cloud-native, network intelligence and service assurance solutions for telecom operators (“CSP”). The Company’s solutions support CSPs in their transition to virtualization and 5G networks, delivering dynamic, on-demand service assurance and network troubleshooting for real time customer and service insights. The Company’s solutions include RADCOM Service Assurance, a cloud-native, 5G-ready, fully virtualized service assurance solution which allows telecom operators to gain end-to-end network visibility and customer experience insights across all networks; RADCOM Network Visibility, a cloud-native network packet broker and filtering solution that allows CSPs to manage network traffic at scale across multiple cloud environments and control the visibility layer to perform dynamic, on-demand analysis of select datasets; and RADCOM Network Insights, a business intelligence solution offering smart insights for multiple use cases, enabled by data captured and correlated through RADCOM Network Visibility and RADCOM Service Assurance. The Company specializes in solutions for next-generation mobile and fixed networks, including 5G, Long Term Evolution (“LTE”), Voice over LTE (“VoLTE”), Voice over Wifi (“VoWifi”), IP Multimedia Subsystem (“IMS”), Voice over IP (“VoIP”), and Universal Mobile Telecommunication Service (“UMTS”). The Company’s ordinary shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States and Brazil, that primarily engaged in the sales, marketing, deployment and customer support of the Company’s products in United States and Brazil. The Company also has a wholly-owned subsidiary in India, that primarily provides customer support and development services worldwide. On August 31, 2022, the Company established a wholly-owned subsidiary in Canada named RADCOM Canada Limited (hereinafter- the “Canadian subsidiary”). The Canadian subsidiary is engaged in the deployment and customer support of the Company’s products in United States.

b.	The Company depends on a limited number of customers for selling its solution. Such customers accounted for 76% of the Company’s revenues for the year ended December 31, 2023. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note13c2).

The loss of any major customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the Company’s business, results of operations and financial condition.

c.	On April 30, 2023, the Company acquired certain assets and liabilities of Continual Ltd., an Israel corporation (hereinafter- “Continual”) for total gross consideration of $2,477.

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

For the Company’s subsidiary in Brazil whose functional currency is the BRL, all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of operations have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year and which do not meet the definition of cash equivalents. Long-term bank deposits are deposits with maturities of more than one year. Such deposits include annual interest rates ranging between 5.85%-7.10% resulting in accrued interest of $2,255 and $1,230 as of December 31, 2023 and 2022, respectively. The deposits are presented according to their terms including accrued interest.

f.	Trade receivables:

Trade receivables are recorded and carried at the original invoiced amount which was recognized as revenues less an allowance for credit losses. Trade receivables also include unbilled receivables amounts that will be invoiced in the following year. The Company generally does not require collateral or security. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss). Allowance for credit losses as of December 31, 2023 and as of December 31, 2022, was immaterial.

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

No inventory write-offs were recorded during the years ended December 31, 2023, 2022 and 2021.

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

The Company’s long-lived assets, including finite-lived intangible assets, are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2023, 2022 and 2021, no impairment losses have been recognized.

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

Several of the Company’s leases include options to extend the lease and some have termination options that are factored into the Company’s determination of the lease when appropriate. For purposes of calculating lease liabilities, lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The Company’s lease agreements do not contain any residual value guarantees.

Operating lease expenses are recognized on a straight-line basis over the lease term. For all short-term leases which are less than 12 months the Company does not recognize operating lease ROU assets or operating lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis.

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

For software licenses where the standalone selling price (“SSP”) cannot be determined based on observable prices, given the same products are sold for a broad range of amounts and the selling price is highly variable, the SSP included in a contract with multiple performance obligations is determined by applying a residual approach. SSP of services are typically estimated based on observable transactions when these services are sold on a standalone basis or on a cost basis. The transaction price is allocated to the separate performance obligations on a relative SSP basis.

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

Services: Revenues related to managed services, maintenance, support and post-contract customer support are recognized ratably over the contract period. Professional services revenues are recognized as services are performed.

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

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was generated pursuant historical option exercise information. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option-pricing model.

No options were granted in 2023 and 2021. The fair value for options granted in 2022 is estimated at the date of grant with the following weighted average assumptions:

2022

Dividend yield	0%
Exercise price	10.99
Expected volatility	37.57%
Risk-free interest	3.18%
Expected life (in years)	5

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

o.	Advertising and marketing expenses:

Advertising and marketing expenses consist primarily of marketing campaigns and tradeshows. Advertising and marketing expenses are charged to the statement of income (loss), as incurred. Advertising and marketing expenses for the years ended December 31, 2023, 2022 and 2021, amounted to $622, $278 and $131, respectively.

p.	Research and development costs:

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

r.	Income (loss) per share:

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

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income (loss) per share was 342,583, 1,042,682 and 956,356 for the years ended December 31, 2023, 2022 and 2021, respectively.

s.	Income taxes:

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

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2023 and 2022, no liability for unrecognized tax benefits was recorded.

u.	Severance pay:

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

Severance expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $1,112, $1,007, and $922, respectively.

v.	U.S. defined contribution plan:

The U.S. subsidiaries have a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $22.5 per year (for certain employees over 50 years of age the maximum contribution is $30 per year).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The U.S. subsidiaries match amounts equal to 100% of the first 3% of the employee’s base compensation that they contribute to the defined contribution plan per year per employee. For the years ended December 31, 2023, 2022 and 2021, the U.S. subsidiary recorded expenses for matching contributions of $117, $119 and $119, respectively.

w.	Fair value of financial instruments:

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

x.	Legal contingencies:

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

z.	Business combination:

The Company accounts for its business acquisitions in accordance with ASC No. 805, “Business Combinations.” The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible and intangible assets acquired is assigned based on the fair values as of the date of the acquisition. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies` respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

aa.	Goodwill and Other Intangible Assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company's financial statements as a result of acquisitions.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill represents excess of the purchase price in a business combination over the fair value of identifiable tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC No. 350, “Intangible—Goodwill and Other” requires goodwill to be tested for impairment at least annually and, in certain circumstances, between annual tests. The accounting guidance gives the option to perform a qualitative assessment to determine whether further impairment testing is necessary. The qualitative assessment includes judgement and considers events and circumstances that might indicate that a reporting unit’s fair value is less than its carrying amount. The Company operates as one reporting unit. The Company elects to perform an annual impairment test of goodwill as of December 31 of each year, or more frequently if impairment indicators are present.

For the year ended December 31, 2023, no impairment loss was identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets.

Amortization is calculated using the straight-line method over the estimated useful lives of the assets at the following:

2023

Technology	4.67 years
Customer relationships	7.67 years

ab.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year’s presentation.

ac.	Recently issued accounting standards:

1.	In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance”, which improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity’s financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The adoption of this standard didn’t result in a material impact on the Company’s consolidated financial statements.

2.	In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. The guidance will be effective for the Company for annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

3.	In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740), Improvements to Income Tax Disclosures”, which requires disaggregated information about the effective tax rate reconciliation as well as information on income taxes paid. The guidance will be effective for the Company for annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3: - REVENUE RECOGNITION

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - REVENUE RECOGNITION (Cont.)

Contract balances:

Deferred commission costs capitalized are periodically reviewed for impairment. As of December 31, 2023 and 2022, the deferred commission costs capitalized included within other long-term receivables in the consolidated balance sheets were $1,205 and $2,194, respectively. During the year ended December 31, 2023, the Company recorded new contract acquisition assets in the amount of $330 and amortized $1,319 of capitalized contract acquisition costs into sales and marketing expense. No impairment losses were recognized during such period.

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2023 and 2022, unbilled receivables balances amounted to $3,950 and $4,035, respectively and are included within trade receivables balance in the Company’s balance sheets.

As of December 31, 2023, the Company had $54,278 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 43% of this amount as revenues during the next 12 months and the rest thereafter.

During the year ended December 31, 2023, the Company recognized $6,063 that was included in deferred revenues (short-term contract liability) balance on January 1, 2023.

For disaggregation of revenues please see Note 13c2.

NOTE 4: - INVENTORIES

	December 31,
	2023	2022

Finished products (*)	$246	$795

(*)	Includes amounts of $64 and $349 as of December 31, 2023 and 2022, respectively, with respect to inventory delivered to customers for which control has not been transferred.

NOTE 5: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2023	2022

Governmental authorities	$581	$429
Prepaid expenses	885	1,443
Others	126	56
	$1,592	$1,928

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: - PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2023	2022

Cost:
Computers and electronic equipment	$4,553	$4,399
Office furniture and equipment	422	412
Leasehold improvements	320	314
	5,295	5,125
Accumulated depreciation:
Computers and electronic equipment	4,107	3,786
Office furniture and equipment	229	200
Leasehold improvements	161	129
	4,497	4,115
	$798	$1,010

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $393, $477 and $540, respectively.

NOTE 7: - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2023	2022

Royalties - IIA payable	$1,180	$1,113
Accrued commissions	1,740	2,454
Accrued expenses	6,620	3,262
	$9,540	$6,829

NOTE 8: - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.	The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from services and products related to research and development projects financed. If the Company does not generate sales of related services and products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - COMMITMENTS AND CONTINGENCIES (Cont.)

Royalties are payable at the rate of 3% from the time of commencement of sales of all of the Company’s products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus Secured Overnight Financing Rate (“SOFR”) interest.

Grants received from the IIA before June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 will bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

As of December 31, 2023, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $55,976. The total research and development grants that the Company has received from the IIA as of December 31, 2023 were $50,226. The accumulated interest as of December 31, 2023, was $26,726 and the accumulated royalties paid to the IIA were $20,976.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2023, 2022 and 2021 were $1,528, $1,382, and $1,209, respectively.

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

No royalties were paid to the MOE during the years ended December 31, 2023, 2022 and 2021.

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

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $668). According to the above, as of December 31, 2023, the total royalties commitment the Company may be required to pay is an amount of up to $1,036 out of which $ 570 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $ 466 as of December 31, 2023.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

b.	Bank guarantees:

1.	As of December 31, 2023, the Company issued a bank guarantee to the Israeli Customs Authority that amounted to $28, which will expire on April 30, 2024.

2.	As of December 31, 2023, the Company issued a bank guarantee to a governmental entity in Israel that amounted to approximately $239, which expired on January 1, 2024.

NOTE 9: - LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with original lease periods expiring between 2023 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES (Cont.)

The implicit rate within the operating leases is generally not determinable; therefore, the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in the economic environments where the leased asset is located.

As of December 31, 2023, the Company’s assessment for the remaining lease term range between 0.9 years to 4.3 years.

The following table represents the weighted-average remaining lease term and discount rate:

	December 31,	December 31,
	2023	2022

Weighted average remaining lease term	1.20 years	1.51 years

Weighted average discount rate	4.86%	4.09%

The components of lease expense for the year ended December 31, 2023 were as follows:

	Year ended	Year ended
	December 31, 2023	December 31, 2022

Operating lease	$1,108	$969
Short-term lease	28	6
Total lease expense	$1,136	$975

Cash paid for amounts included in the measurement of operating lease liabilities was $818 and $730 during the years ended December 31, 2023 and 2022, respectively.

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2023:

Operating Leases

2024	$1,101
2025	218
2026	195
2027	165
2028	39
Total operating lease payments	$1,718
Less: imputed interest	95
Present value of lease liabilities	$1,623

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - BUSINESS COMBINATION, GOODWILL, AND INTANGIBLE ASSETS, NET.

On April 30, 2023, the Company acquired certain assets and liabilities of Continual Ltd., an Israel corporation for total gross consideration of $2,477. Continual is a leading mobility experience analytics company that uses Artificial Intelligence (AI) and Machine Learning (ML) to deliver advanced insights to help telecom operators improve their subscribers mobility experience. The Company expensed the related acquisition costs of $57 in General and Administrative.

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Continual`s technology into the Company`s portfolio. Goodwill is deductible for tax purposes.

Pro forma results of operations have not been presented because the acquisition was not material to the Company's results of operations.

The purchase price allocation for the acquisition has been determined as follows:

For the Year ended
December 31,
2023
Goodwill	$1,243
Technology	1,048
Customer relationships	887
Short term and long term IIA liability	(701)
$2,477

The following table represent the changes in carrying amount of goodwill:

Year ended December 31,
2023
Balance as of beginning of the year	-
Goodwill acquired	$1,243
Closing balance	$1,243

The composition of intangible assets is as follows:

Year ended December 31,
2023
Original amount:

Technology	$1,048
Customer relationships	887
1,935
Less - accumulated amortization	228
Intangible assets, net	$1,707

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

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2023.

In accordance with the tax laws, tax returns submitted up to and including the 2018 tax year can be regarded as final. As of December 31, 2023, no final tax assessments have been received for such years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

Tax loss carryforward:

As of December 31, 2023, the Company’s estimated tax loss carryforward and capital loss were $38,415 and $1,726, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

As of December 31, 2023, the Company’s research and development expenses carryforward for tax purposes in Israel amounted to approximately $11,277.

b.	Foreign subsidiaries:

U.S. subsidiary:

1.	The U.S. subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

2.	The U.S. subsidiary’s estimated federal tax loss carryforward amounted to $657 as of December 31, 2023. Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2024 to 2026 for federal tax purposes.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2019 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $3,173 as of December 31, 2023, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2018 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 25% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2016 tax year can be regarded as final.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2023	2022
Deferred tax assets:
Carryforward tax losses	$10,449	$10,519
Research and development	2,594	3,901
Operating lease liability	381	577
Accrued social benefits and other	494	533

	13,918	15,530
Less - valuation allowance	(13,478)	(14,865)

Deferred tax Liabilities:
Operating lease asset	$(388)	$(580)
Other	(52)	(85)
	(440)	(665)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2023 was a decrease of $1,387. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment.

In consideration of the Company’s accumulated losses and the uncertainty of its ability to utilize its deferred tax assets in the future, management currently believes that it is more likely than not that the Company will not realize its deferred tax assets and accordingly recorded a valuation allowance to fully offset all the deferred tax assets.

d.	Taxes on income are mainly comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2023	2022	2021

Domestic (Israel)	$2,610	$(3,043)	$(6,030)
Foreign	1,285	945	891
Loss before income taxes	$3,895	$(2,098)	$(5,139)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax benefit and the actual tax expense:

	Year ended December 31,
	2023	2022	2021

Loss before income taxes, as reported in the statements of operations	$3,895	$(2,098)	$(5,139)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax benefit	$896	$(483)	$(1,182)
Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(25)	(22)	(31)
Non-deductible expenses and other permanent differences	654	427	631
Differences in taxes arising from foreign currency exchange, net	(81)	(50)	69
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	(1,267)	256	481
Other	5	31	156
Income taxes	$182	$159	$124

g.	Accounting for uncertainty in income taxes:

For the years ended December 31, 2023, 2022 and 2021, the Company did not have any unrecognized tax benefits and no interest and penalties related to unrecognized tax benefits have been accrued. The Company does not expect that its position related to unrecognized tax benefits will change significantly within the next 12 months.

NOTE 12: - SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2023, and 2022 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

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

On February 19, 2015, the Board adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may grant options to purchase its Ordinary Shares and RSUs to its employees, directors, consultants and contractors. The 2013 Share Option Plan expired on April 2, 2023.

b)	During the year ended December 31, 2021, the Company’s Board approved the grant of 782,350 RSUs to certain employees and officers of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

c)	During the year ended December 31, 2022, the Company’s Board approved the grant of 418,733 RSUs and 4,906 options to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-5 years, commencing as of the date of grant.

d)	During the year ended December 31, 2023, the Company’s Board approved the grant of 235,000 RSUs to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant under the 2013 Share Option Plan.

e)	The 2023 Equity Incentive Plan:

On March 28, 2023, the Company’s Board adopted a new equity incentive plan named the “2023 Equity Incentive Plan” pursuant to which the Company may grant options to purchase its Ordinary Shares and RSUs to its employees, directors, consultants and contractors. The 2023 Equity Incentive Plan expires on March 28, 2033.

f)	During the year ended December 31, 2023, the Company’s Board approved the grant of 963,500 RSUs to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant under the 2023 Equity Incentive Plan.

As of December 31, 2023, the total number of shares reserved under the 2023 Equity Incentive Plan, is 1,500,000, out of which 567,500 Ordinary Shares are still available for future grants under the 2023 Equity Incentive Plan as of that date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

Please refer to note 15(a) for January 23, 2024 pool increase and to note 15(b) for January 30, 2024 RSU grant under the 2023 Equity Incentive Plan.

2.	Stock options for the year ended December 31, 2023 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2023	40,006	8.02	2.77	117
Granted	-	-
Exercised	-	-
Expired and forfeited	(409)	10.99
Outstanding as of December 31, 2023	39,597	7.98	1.75	16
Vested and expected to vest at December 31, 2023	39,597	7.98	1.75	16
Exercisable as of December 31, 2023	39,597	7.98	1.75	16

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2023 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2023. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

3.	RSUs for the year ended December 31, 2023 under the Company’s 2013 Share Option Plan and 2023 Equity Incentive Plan are as follows:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2023	780,697	1.53	$8,541
Granted	1,198,500
Vested	(568,650)
Cancelled	(90,017)
Outstanding as of December 31, 2023	1,320,530	1.51	$10,643

4.	The weighted average fair value of options granted during the year ended December 31, 2022 were $4.64. No options were granted during the years ended December 31, 2021 and December 31, 2023.

5.	The weighted average fair values of RSUs granted during the years ended December 31, 2023, 2022 and 2021 were $8.43, $11.68 and $11.36 per share, respectively.

6.	The following table summarizes the allocation of the Company’s share-based compensation within the statements of operations:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$440	$391	$207
Research and development, net	2,690	2,503	1,368
Sales and marketing	1,819	1,386	865
General and administrative	1,168	894	916
	$6,117	$5,174	$3,356

7.	As of December 31, 2023, there are $9,483 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.42 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - SELECTED STATEMENTS OF OPERATIONS DATA

a.	The Company applies ASC 280, “Segment Reporting”. The Company operates in one reportable segment (see also Note 1 for a brief description of the Company’s business).

b.	Operating segments are defined as components of an entity for which separate financial information is available and is regularly reviewed by the chief operating decision maker in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company's chief operating decision maker is the CEO which makes operating decisions, assesses performance and allocates resources on a consolidated basis.

c.	The following tables present total revenues for the years ended December 31, 2023, 2022 and 2021 and long-lived assets, net as of December 31, 2023 and 2022 by geographic regions:

1.	Revenues by geographic region are as follows:

	Year ended December 31,
	2023	2022	2021

North America	$31,829	$22,943	$21,777
Asia (*)	9,786	12,513	14,686
Latin America	1,266	2,959	1,071
EMEA (including Israel)	8,719	7,636	2,748
	$51,600	$46,051	$40,282

(*)	Includes Japan which accounted for more than 10% of the Company’s revenues in all years presented.

Total revenues are attributed to geographic areas are based on the location of the end-customer.

In 2023, 2022 and 2021, the amount of export revenues represented 96%, 97% and 94%, respectively, of the Company’s total revenues.

2.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2023		2022	2021
	%
A	52		49	52
B (*)	24		28	26
C	(**	)	5	10
	76%		82%	88%

(*)	For the year ended December 31, 2023, operating both in Asia and EMEA.
(**)	Less than 1%.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

3.	Long-lived assets by geographic areas:

	Year ended December 31,
	2023	2022

Israel	$1,573	$2,302
United States	577	746
Other	299	419
Total long-lived assets (1)	$2,449	$3,467

(1)	Long-lived assets are comprised of property and equipment, net and operating lease right-of use.

c.	Financial income, net:

	Years ended December 31,
	2023	2022	2021

Financial Income:
Interest income	$4,304	$1,778	$666
Foreign currency exchange gain	730	1,313	250
	5,034	3,091	916
Financial expenses:
Bank charges	(135)	(16)	(15)
Foreign currency exchange loss	(342)	(1,059)	(547)
	(477)	(1,075)	(562)
	$4,557	$2,016	$354

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

d.	Net loss per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2023	2022	2021
Numerator:
Numerator for basic net income per Ordinary Share	$3,713	$(2,257)	$(5,263)
Numerator for dilutive net income (loss) per Ordinary Share	$3,713	$(2,257)	$(5,263)

Denominator:
Denominator for basic net income (loss) per Ordinary Share - weighted average number of Ordinary Shares	15,098,642	14,525,449	14,124,404
Effect of dilutive securities:
Share-based compensation granted	199,305	-	-
Denominator for diluted net income (loss) per Ordinary Share - adjusted weighted average number of Ordinary Shares	15,297,947	14,525,449	14,124,404

NOTE 14: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below.

1.	On May 19, 2023, Zohar Zisapel, a co-founder of the Company, a member of the Company’s Board of Directors and a major shareholder, passed away. His heirs Mr. Michael Zisapel and Mrs. Klil Zisapel are substantial shareholders.

2.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties in which Mr. Michael Zisapel and Mrs. Klil Zisapel holds an interest (see also Note 9). The aggregate net amounts of lease and related maintenance expenses were $443, $684 and $830 in 2023, 2022 and 2021, respectively. Following the adoption of ASC 842 commencing January 1, 2019, the Company also recorded operating lease right-of use assets and operating lease liabilities related to such lease and maintenance expenses which are presented in Note 14d below. On May 19, 2023, Zisapel properties (1992) Ltd ceased being a related party to the Company.

3.	Mr. Michael Zisapel and Mrs. Klil Zisapel also holds an interest in and serves as director for various entities known as the RAD-BYNET Group. Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. The aggregate amounts of administrative and IT services provided were $12, $33 and $33 in 2023, 2022 and 2021, respectively. Such amounts expensed by the Company are disclosed in Note 14d below as part of “Expenses” and “Capital expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

4.	From time to time, the Company purchases certain products and services from members of the RAD-BYNET Group. In 2023 and In 2022 and 2021, the aggregate amounts of such purchases were approximately $17, $44 and $446, respectively. Such amounts expensed by the Company are disclosed in Note 14d below as part of “Expenses”.

During 2023, there was no purchasing of inventory from RAD-BYNET Group, while during 2022, the Company purchased inventory which amounted approximately $89.

b.	The executive chairman of the Board, Ms. Rachel (Heli) Bennun (the “Executive Chairman”) was, among other things, Mr. Zisapel’s significant other until he passed away on May 19, 2023. The Executive Chairman is entitled to a fixed monthly salary. During the years ended December 31, 2023, 2022 and 2021 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $291, $140 and $119, respectively. Such amounts expensed by the Company are disclosed in Note 14d below as part of “Expenses”.

In 2023, 2022 and 2021, in addition to the fixed monthly salary, the Executive Chairman earned annual bonuses amounting to approximately $233, $106 and $40, respectively.

c.	Balances with related parties:

	December 31,
	2023	2022
Assets:
Other accounts receivable and prepaid	$7	$-
Operating lease right-of-use assets	$631	$2,074

Liabilities:
Trade payables	$5	$130
Other liabilities and accrued expenses	$3	$127
Operating lease liabilities - current	$270	$839
Operating lease liabilities – non-current	$358	$1,270

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Transactions with related parties:

	Year ended December 31,
	2023	2022	2021
Expenses (1):
Cost of revenues	$205	$213	$189
Operating expenses:
Research and development, net	$249	$470	$1,083
Sales and marketing	$119	$166	$194
General and administrative	$545	$360	$212
Capital expenses	$-	$13	$29

(1)	Including utilities expenses charged to the related party and reimbursed by the Company.

NOTE 15: - SUBSEQUENT EVENTS

a.	On January 23, 2024, the Board approved an increase in the number of Ordinary Shares reserved for issuance under the Company’s 2023 Equity Incentive Plan by 1,500,000 Ordinary Shares from 1,500,000 to 3,000,000.

b.	On January 30, 2024, the Board approved the grant of 867,814 RSUs to officers and certain employees of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant.

c.	On February 13, 2024, the Company’s former Chief Executive Officer retired from his position and was replaced by a new Chief Executive Officer who was appointed by the Board to commence on February 14, 2024.

------------------------------

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

2.2	Description of rights of the Company’s Ordinary Shares (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	RADCOM Compensation Policy for Executive Officers and Directors, approved on July 21, 2022, as amended and restated on August 3, 2023 (incorporated herein by reference to the Form 6-K of RADCOM Ltd., filed with the SEC on June 29, 2023).

4.3	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.4	Supplement Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.5	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.6	Master Software and Professional Services Agreement, dated May 21, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.7	Rakuten Managed Services Agreement, dated May 22, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.8	Rakuten 5G NSA/SA Managed Services Agreement, dated October 23, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021).*

4.9	RADCOM 2023 Equity Incentive Plan (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023).

4.10	Form of Indemnification Agreement (incorporated herein by reference to Appendix A to the Form 6-K of RADCOM Ltd., filed with the SEC on August 10, 2011).

8.1	List of Subsidiaries (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst and Young Global, dated April 2, 2024 (filed herewith).

97.1	Clawback Policy (filed herewith)

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2023 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2023, 2022 and 2021 (iii) Consolidated Balance Sheets at December 31, 2023 and 2022; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; and (vi) Notes to Consolidated Financial Statements (filed herewith).

104	Cover Page Interactive Data File. (Formatted as Inline XBRL and contained in Exhibit 101).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to RADCOM if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Hadar Rahav
Name:	Hadar Rahav
Title:	Chief Financial Officer

Date: April 2, 2024