Form 20-F
period 2024-12-31
RADCOM LTD
filed 2025-03-26
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2024, there were 15,915,616 ordinary shares outstanding, NIS 0.20 par value per share.

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

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for network visibility and service assurance to leading communication service providers, or CSPs, and increase our sales;

●	continued launching and expanding of 5G networks around the world and continued trends, such as moving networks to the cloud;

●	our plans to focus our expansion efforts on Tier 1 and other leading and innovative CSPs in the North American, European, and Asia-Pacific markets as well as mid-tier operators and our success in doing so;

●	our expectations to maintain our technological advantage over our competitors;

●	our failure to meet any guidance we may give to the public from time to time and expectation to increase levels of expenses on sales and marketing and allocate significant resources to research and development;

●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, Rakuten Mobile, Inc., or Rakuten, and other CSPs;

●	our ability to identify, market and sell our solutions to CSPs migrating to the 5G, cloud-native virtualized network environments, Long-Term Evolution, or LTE, and Voice over Long-Term Evolution, or VoLTE, networks;

●	our ability to release and deploy newly launched product offerings;

●	our expectation that the cloud-native virtualized network environments and transition to 5G networks market will gain momentum;

●	trends in our industry as a whole and their effect on us;

●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions and the pace of such implementation and adoption of the 5G technology; and

●	general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict, the proposed judicial and other legislation by the Israeli government and impact of the terrorist attacks and war in Israel, on general economic conditions and on our business in the short and long terms.

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

Risks Related to Our Business and Our Industry

●	Our business is dependent on a limited number of significant customers and the loss of a significant customer could materially adversely affect our results of operations.

●	We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

●	The pace at which we grow our business depends on our current and potential customers’ internal processes and decisions regarding the transition to 5G or to deploy new assurance solutions and our ability to secure new customers. Our expectations regarding the pace of 5G rollout may not materialize.

●	Disruptions to our information technology, or IT, systems due to system failures or cybersecurity attacks may impact our operations, which would materially adversely affect our reputation and business.

●	A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations.

●	The market for our solutions is characterized by rapidly changing technology and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

●	Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business, or enter into long-term sales agreements that may prove unprofitable to us.

●	Our strategy to focus most of our sales efforts on Tier 1, Greenfield Operators and other leading CSPs in the North American, European, Japan and select other markets may not be successful.

●	Quarterly fluctuations and unpredictability in our results of operations may cause our share price to fluctuate or to decline.

●	Our gross margins may vary over time and we may not be able to sustain or improve upon our recent levels of gross margin which may have an adverse effect on our future profitability.

●	Current market conditions, including inflation and recessionary pressures could affect our growth and profitability.

●	Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

●	Most of our customers usually require a detailed and comprehensive evaluation process before they order our solutions. Our sales process may be subject to delays that could significantly decrease our revenues and result in the eventual cancellations of some sale opportunities.

●	Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

●	The complexity and scope of the solutions we provide to larger CSPs is increasing. Larger projects entail greater operational risk and an increased chance of failure.

●	Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business.

●	We incorporate open-source technology in our solutions which may expose us to liability and have a material impact on our product development and sales.

●	Our use of Artificial intelligence, or AI, Generative AI, or GenAI, machine learning, or ML, data analytics and similar tools and technologies, or, collectively, AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties and result in risks in various aspects, such as intellectual property, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

●	Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

●	We may be subject to claims of infringement of third-party intellectual property which may have an adverse effect on our business.

●	Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

Risks Related to Our Location in Israel

●	Security, political and economic instability in the Middle East in general, and in Israel in particular may harm our business.

●	Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

●	As a foreign private issuer whose shares are listed on the Nasdaq, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

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

Our business is dependent on a limited number of significant customers. For example, our three largest customers accounted for approximately 88% of our revenue in fiscal year 2024. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

Several companies compete with us in the market for service assurance and Customer Experience Management that offer cloud-native, software-based, automated service assurance solutions. We expect that competition will increase in the future, both with respect to solutions that we currently offer and solutions that we are developing. Moreover, manufacturers of data communications and telecommunications networks with whom we partner or may partner, may in the future incorporate into their products capabilities similar to ours, thus reducing the demand for our solutions. Some of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

The pace at which we grow our business depends on our current and potential customers’ internal processes and decisions regarding the transition to 5G or to deploy new assurance systems and our ability to secure new customers. Our expectations regarding the pace of 5G rollout may not materialize.

The pace of transition to 5G and timeframe for reaching a mature infrastructure for 5G is dependent on CSPs’ internal decisions regarding 5G technology implementation, timing, and budgeting. Such decisions may be affected by the overall pace of 5G deployment in the industry as well as by other technology trends such as the transition to fully virtualized cloud-native networks. Our ability to grow our business is further dependent on our ability to secure new customers. To the extent that CSPs will not choose our solution, the pace in which we could grow our business may be adversely affected.

The pace at which we deploy our solutions is directly affected by the pace of CSPs’ internal processes and the pace of maturation of the 5G market. To the extent that CSPs elect not to deploy 5G, or to delay the transition to cloud-native 5G networks our sales cycles may lengthen, and the growth of our business may be adversely affected.

We believe that most of the industry’s leading CSPs will rollout 5G networks which will in turn promote the adoption of cloud-native, software-based, assurance solutions. Our expectation is that the market for our solutions will materialize and gain momentum as a result. However, our expectations may not be correct, and the actual pace of cloud-native, network transformation and/or 5G rollout may take longer than we anticipate or may not occur at all. If the demand for cloud-native, software-based networks does not continue to grow or the 5G rollout does not materialize, our business, financial condition and results of operations may suffer.

Disruptions to our IT systems due to system failures or cybersecurity attacks may impact our operations, which would negatively materially adversely affect our reputation and business.

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

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological errors. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT system to accommodate these changes. We have experienced and expect to continue to experience attempted cyberattacks of our IT networks. Although none of these attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. Furthermore, a cyberattack that bypasses our IT security systems, causing an IT security breach, could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers. Additionally, we have access to sensitive customer information in the ordinary course of business. If a significant data breach occurs and we lose customer information, our reputation may be materially and adversely affected, our customers’ confidence in us may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on our business and result of operations. In addition, the continued worldwide threat of terrorism and heightened security in response to such threat may cause further disruptions and create further uncertainties or may otherwise materially adversely affect our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations. A continued slowdown in our customers’ investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include, among others, 5G, Internet of Things, or IoT, 4G cellular, Voice over Long Term Evolution, or VoLTE, Private Networks and Roaming. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their investment budgets. This trend may continue. The global telecommunications industry and various sectors within the industry are evolving rapidly and it is difficult to predict its potential growth rate or future trends in technology development. Our future success also depends upon the increased utilization of our solutions by next-generation network operators and specifically cloud-native networks on private and public clouds, who may not adopt our technology.

During the last few years, developments in the telecommunications industry have had a material effect on our existing and/or potential customers and may continue to have such an effect in the future. Such developments include changes in general global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice services, regulatory changes, and changes in the plans of CSPs to shift, transform and adapt their network operations to rollout 5G networks and cloud-native networks. Over the last few years, the telecommunications industry has experienced financial pressures that have caused many in the industry to reduce investment in capital intensive projects, and in some cases, have led to restructurings. While the transformation of network operations to cloud-native networks arise out of the desire of CSPs to reduce network infrastructure expense, thus creating opportunities for us, it also creates a downward pressure on the prices of our solutions.

The market for our solutions is characterized by rapidly changing technology and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

The telecommunications industry is characterized by rapidly changing technology, network infrastructure, and customer requirements and by evolving industry standards and frequent new product introductions. In addition, the nature of 5G deployments enables new services to be introduced, which may require additional and costly development. These changes require us to constantly adapt and improve our solutions to meet changing industry requirements. If we are unable to stay ahead of industry trends or to timely and successfully complete the development of solutions supporting new standards and technologies such as 5G, our business may be affected as new requirements could reduce or shift the market for our solutions or require us to develop new solutions. Additionally, because new or enhanced telecommunications and data communications-related products developed by other companies could be incompatible with our solutions, our timely access to information concerning changes in technology, in customer requirements, and in industry standards, as well as our ability to anticipate such changes and develop and market new and enhanced solutions successfully and on a timely basis, will be significant factors in our ability to remain competitive.

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

Our strategy to focus most of our sales efforts on Tier 1, Greenfield Operators and other leading CSPs in the North American, European, Japan and selected other markets may not be successful.

We believe that the significant share of cloud-native, software-based and 5G deployment activity is expected to continue to take place in North America, Europe, Japan, selected CSPs in Asia-Pacific and selected CSPs in Latin America. We have accordingly enhanced our presence and focused our sales and marketing resources in some of these markets. While we focus our sales and marketing resources in such selected markets, we cannot assure the selection of our solutions by Tier 1 CSPs, CSPs that build new networks from scratch, or Greenfield Operators, or other leading CSPs operating in such markets and therefore we may not be successful in expanding our business as we plan.

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

The recent inflation rates, geopolitical issues, increase in energy costs, interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, may result in a slow in the level of investments made by CSPs, including, the transition of CSPs to 5G, which can impact our business, operating results, and financial condition.

Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

We plan to continue to generate revenue from various emerging market countries which represent a relatively small portion of our existing business and our expected growth. Economic or political turmoil in these countries could materially adversely affect our revenues and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange rates, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of, or unexpected changes in, regulation as well as other unforeseeable operational risks.

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

Our future growth and success depend to an extent upon the continuing services of our executive officers and other key employees including our Chief Executive Officer, Benjamin (Benny) Eppstein, Chief Operating Officer, Hilik Itman, and our Chief Technology Officer, Rami Amit. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any key employees, we may not be able to manage our business successfully or to achieve our business objectives.

We experience competition for highly skilled technical and other personnel, and as a result we may fail to attract, recruit and retain qualified employees, which could materially and adversely impact our business, financial condition and results of operations.

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face competition on skilled personnel. Although we also engage a talented team in the United States, India and Romania to benefit from the significant pool of talent that is available in such markets, we have also witnessed increased competition in those markets as well in recent years.

Many of the companies with which we compete for qualified personnel have significant resources, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

In addition, as a result of the competition for qualified human resources, the high-tech market has also experienced and may experience in the future significant increases in the levels of salaries and other compensation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Furthermore, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly decreased in value. In light of the foregoing, there can be no assurance that qualified employees will remain in our employ or that we will be able to attract and retain qualified personnel in the future and failure to do so could have a material adverse effect on our business, financial condition and results of operations.

The complexity and scope of the solutions we provide to larger CSPs is increasing. Larger projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions we provide to larger CSPs is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These potential risks include failure to successfully deliver our solution, failure to fully integrate our solutions with third party products and complex environments in the CSP’s network, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, and may result in difficulty in collecting payment and recognizing revenues from such project and may also harm our reputation.

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

Part of our growth strategy may be to selectively pursue partnerships and acquisitions, such as our acquisition of Continual Ltd., or Continual, that provide us access to complementary technologies and accelerate our penetration into new markets. The negotiation of acquisitions, investments or joint ventures, as well as the integration of acquired or jointly developed businesses or technologies, could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our solutions and operations. We may not realize the intended benefits of any acquisition, investment or joint venture and we may incur future losses from any acquisition, investment or joint venture.

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

We have received an aggregate of $50.2 million in royalty-bearing grants for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how, especially to parties outside of Israel, is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the Innovation Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs. We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus annual London Interbank Offered Rate, or LIBOR, interest is repaid, or, as outlined below, according to Secured Overnight Financing Rate, or the SOFR. Nonetheless, the amount that we may be required to pay to the IIA, may be higher in certain circumstances, such as when the manufacturing activity or know how is transferred outside of Israel. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by SOFR, in June 2023. Pursuant to the latest IIA regulations, grants received from the IIA before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA filing, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 will bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

In 2024, and 2023 we achieved net income of approximately $7 million and $3.7 million, respectively while in 2022, we incurred net loss of approximately $2.3 million. We may be unable to sustain profitability or may again incur losses in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our ordinary shares.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, approximately 89% of our sales in 2024, 96% of our sales in 2023 and 97% of our sales in 2022 were generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

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

Any of these factors could harm our international operations and have an adverse effect on our business, operating efficiency, results of operations, financial performance and financial condition. The continuing weakness in certain foreign economies could have a significant negative effect on our future operating results.

Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories in connection with the military conflict between Russia and Ukraine.

We conduct our business in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, and other relevant governmental authorities. Accordingly, our business may be adversely affected by sanctions, export controls and similar measures targeting Russia and other countries and territories in response to Russia’s military conflict in Ukraine, including by indefinite suspension of operations in Russia, dealings with Russian entities, preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities or receiving payment for products already supplied or services already performed with customers. Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, it is possible that our business and results of operations could be adversely affected.

Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies), but a significant portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously adversely affected by currency fluctuations.

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Euro, Brazilian real, and other currencies. Our financing activities are also made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. As of March 19, 2025, we have not entered into any hedging transactions in order to mitigate these risks.

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

Between January 1, 2024, and March 19, 2025, our ordinary shares’ closing price on the Nasdaq Capital Market, or the Nasdaq, was as high as $15.40 and as low as $7.71 per share. As of March 19, 2025, the closing price of our ordinary shares on Nasdaq was $12.68 per share. The market price of our ordinary shares has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to numerous factors, including the other risks identified in this “Item 3.D—Risk Factors”.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization, with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah, which has not been continuously upheld. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the hostilities continue or expand to other fronts our operations may be adversely affected.

Furthermore, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty for substantial periods of time. In response to the October attack and the ensuing war that followed along with the increases in terrorist activity, the Israeli army has exercised significant call-ups of military reservists, for substantial periods. It is possible that there will be additional military reserve duty call-ups in the future. As of March 19, 2025, none of our employees or executive management has been called to service. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

In addition, commencing in 2023, the Israeli government pursued extensive changes to Israel’s judicial system. This sparked extensive political debate and protests. In response to the foregoing developments, many individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or transact business in Israel, increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in the Israeli macroeconomic conditions. To the extent that the Israeli government would further pursue such extensive changes to Israel’s judicial system and any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to hire and preserve our employees and to raise additional funds, if deemed necessary by our management and board of directors.

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

Section 63(b) of the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, together with Section 7B of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations, may allow any one or more of our shareholders holding at least 10% of our voting rights to demand that we convene an extraordinary shareholders meeting. Also, in the event that we choose not to convene an extraordinary shareholders meeting pursuant to such a request, Sections 64-65 of the Israeli Companies Law provide, among others, that such shareholders may independently convene an extraordinary shareholders meeting within three months (or under court’s ruling) and require us to cover the costs, within reason, and as a result thereof, our directors might be required to repay us such costs. If our shareholders decide to exercise these rights in a way inconsistent with our management’s strategic plans, our management’s ability to run our company may be disrupted, and this process may entail significant costs to us.

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

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, pandemics such as the recent spread of the coronavirus, terrorism, political unrest, telecommunications failure, vandalism, cyber-attacks, geopolitical instability, war, such as the recent war between Israel and the terrorist organization Hamas and the hostilities between Israel and the terrorist organizations Hezbollah and the Houthis and Iran, the effects of climate change (such as drought, wildfires, increased storm severity and sea level rise) and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our solutions and services to our customers, could decrease demand for our solutions and services, and could cause us to incur substantial expense.

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

Additionally, in California the Consumer Privacy Act, or CCPA, provides for data privacy rights for consumers and operational requirements for companies. Further, the California Privacy Rights Act, or CPRA, significantly modified the CCPA, including providing for additional privacy rights and increasing regulation on online advertising. Additionally, the CCPA, the CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes.

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

Both our legal and commercial name is RADCOM Ltd., and we are an Israeli company. We were incorporated in 1985 under the laws of the State of Israel and commenced operations in 1991. The principal legislation under which we operate is the Israeli Companies Law. Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, and our telephone is 972-3-645-5055. Our website is www.radcom.com. Information on our website and other information that can be accessed through it are not part of, or incorporated by reference into, this Annual Report.

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

In the years ended December 31, 2024, 2023 and 2022, our capital expenditures were approximately $427,000, $232,000 and $150,000 respectively, and were spent primarily on computers and electronic equipment. We have no current significant commitments for capital expenditures.

For more information, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that has been filed electronically with the SEC.

B.	BUSINESS OVERVIEW

Overview

We are a leader in automated assurance and intelligent analytics for telecom operators. Relying on its vast industry-wide experience, we understand operators’ needs and pain points and the crucial role that enhanced performance, service quality, and customer satisfaction play. Our platform is designed to offer intelligent insights across multiple network layers and technologies from 3G to 5G and beyond. It enables operators to navigate networks’ complexities, assists with advanced troubleshooting, enhances network performance and operational efficiencies, ensures service quality and first-rate customer experiences, and optimizes revenue growth.

When CSPs seek a solution to assure all or parts of their network, maximize value out of their network data, elevate their customers’ experience or deploy a new 5G or greenfield network, they may select RADCOM as their assurance partner. Chosen by AT&T, DISH Purchasing Corporation, or Dish, Rakuten Mobile, Rakuten Symphony Singapore Pte. Ltd., Telia Mobil Danmark A/S, or Telia Denmark, and others, we offer an intelligent cloud-native assurance solution - RADCOM ACE - that seamlessly integrates into multi-cloud environments. It captures, analyzes, and delivers real-time subscriber analytics and network insights into how the network performs 24/7. Designed to be open, vendor-neutral, and cloud-agnostic, RADCOM’s platform captures real-time data using advanced networking technologies. It provides comprehensive network observability from radio-access networks, or RAN to the core, delivering actionable, customer-focused insights to enhance customer experience.

We have extensive experience with leading telecom operators globally. We offer advanced cloud-native solutions for large-scale networks, which smartly analyze and correlate multiple data types (network packets, events, performance management and fault management, counters, and more) across multiple domains, (mobile and fixed), and generations of technologies (5G, 4G, 3G) providing real-time subscriber analytics to drive network automation. We provide operators with an innovative, efficient, and on-demand approach to network assurance that meets the challenges of improving customer experience in the 5G era. Our solution is cloud and vendor agnostic, can be deployed in multiple cloud environments and can also deploy on bare-metal, and supports any hybrid deployments of public and private clouds as required in the market.

We specialize in solutions for next-generation mobile and fixed networks, including 5G, Voice over New Radio, or VoNR, Long Term Evolution, or LTE, VoLTE, Voice over Wifi, or VoWifi, IP Multimedia Subsystem, or IMS, Voice over IP, or VoIP, and Universal Mobile Telecommunication Service, or UMTS.

Our solution portfolio enables CSPs to deploy 5G networks and those still running or migrating their 4G, 3G, and 2G legacy networks to have one platform covering their entire network, providing fully cloud-native network intelligence and service assurance. Monitoring 5G standalone, or SA, requires a new approach that supports different options for traffic tapping and data acquisition. RADCOM supports all methods due to the flexibility of our solution, which has multiple deployment options, allowing us to monitor any network. Being dynamic and fully integrated enables operators who deploy RADCOM solutions to take an end-to-end view, from RAN to core, utilizing an on-demand approach to assure the customer experience for the first 5G use cases and more advanced use cases along their 5G journey.

Our global customer base

Our solution is deployed at multiple CSPs globally, such as AT&T, Dish, Rakuten, and Telefonica, and has received wide industry recognition, winning a Fierce Network Innovation Award, a Frost & Sullivan Product Differentiation Innovation Awards three times, multiple TMC Labs Innovation Awards, the Technology Marketing Corp. Award for network function virtualization, or NFV Innovation and being recommended for the most innovative cloud offering in the Glotel Awards competition.

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

Our long standing investment in research and development was validated in 2019 by our renewed engagement with AT&T, when we entered a multi-year engagement to continue our relationship and expand the integration of our solutions into AT&T’s network. Since then we extended the agreements we signed with AT&T and have expanded our relationship.

In May 2019, we entered into a multi-year agreement with Rakuten to provide our Network Intelligence solution for Rakuten’s unique and innovative mobile network. Rakuten’s network is the world’s first fully virtualized, end-to-end cloud-native mobile network that has adopted 5G systems architecture since its launch. Rakuten chose RADCOM Network Intelligence because it monitors the entire end-to-end network, including the world’s first fully virtualized RAN and we have continued to work with Rakuten since then, among other things on Rakuten’s successful commercial launch of the world’s first fully virtualized mobile network in April 2020.

During 2021, we announced partnerships with Amazon Web Services, or AWS and Microsoft Azure through which we are offering our RADCOM ACE solution with real-time subscriber analytics and advanced troubleshooting for both telecom operators that are rolling out 5G, Internet of Things, and edge services and operators already running 4G and VoLTE networks.

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

In January 2024 we launched our new GenAI applications, NetTalkTM. Our GenAI applications are part of the RADCOM ACE portfolio, enabling operators to adopt the power of GenAI and trusted data to manage their network operations faster and cost-effectively. In May 2024 we announced the availability of our GenAI applications – RADCOM NetTalkTM on AWS.

In February 2024, we announced that Wind Tre S.p.A, or WINDTRE, along with NTT DATA Italia S.p.A. and RADCOM have implemented sustainable Virtual Drive Test technology that enhanced its customers’ mobile experience on Italy’s roads and railway lines. Through the use of RADCOM’s Virtual Drive Test, WINDTRE analyzes the quality of mobile network services along Italy’s road and rail routes, achieving significant time and cost savings, as well as a significant reduction in CO2 emissions to the environment.

In January 2025, we announced our contract with Norlys, the owner of Telia Mobil Danmark A/S, or Telia Mobil to provide Telia Mobil with RADCOM ACE to monitor customer experiences across 5G and 4G networks.

In February 2025, we announced the integration with ServiceNow to automate service and complaint resolution for telecom operators. The integration of RADCOM RAN Analytics Solution, part of RADCOM ACE Service Assurance, with ServiceNow, leverages AIOps (the use of Artificial Intelligence technology to automate Operations) to offer advanced automated complaint resolution.

In February 2025, we announced that we are developing a next-generation, high-capacity user plane data capture and analytics solution powered by the NVIDIA BlueField-3 DPU. This solution is designed to provide real-time, customer-level QoE insights by capturing and processing high-volume user plane data across the entire network at the edge. This solution aims to empower telecom operators with greater subscriber and service visibility while optimizing network computing resources.

During 2025, we expect to continue to enhance and expand our product offerings and capabilities. As a result, we expect to allocate significant resources to research and development. In addition, in 2025 we plan to increase our sales and marketing efforts to drive additional growth. We intend to leverage our success with industry-leading customers as we seek to engage with other CSPs looking to transition to a 5G network or invest in cutting edge technology to proactively assure their customers experience while using automated assurance at the core of their operations.

Industry Background

Our Customers and the Market for Our Solutions

We operate in the telecom market which is undergoing significant transformation with significant potential for growth, which is evidenced by the evolution of the networks and transition to 5G networks and the beginning of outlook to 5G advanced and GenAI embedded network technologies. The customers in our market consist primarily of mobile and fixed CSPs who are responsible for providing mobile and fixed telecommunications services. Our solutions are used by multiple divisions within a CSPs’ organization, including engineering, operations, marketing, management and customer care departments.

CSPs are expanding their 5G network in an effort to improve coverage and deliver enhanced 5G services to their customers. However, while they upgrade technologies, adapting customer-centric strategies is even more critical. It is no longer enough to focus on understanding the overall satisfaction and perception of the customers. To maintain customer loyalty, telecom companies, or telcos need to become digital service innovators, setting the standards in service delivery, quality, and performance to match enhanced speeds. This means that operators need to implement a process of monitoring, evaluating, and enhancing the quality of services to understand the actual customer experience in real time.

To ultimately drive revenue growth, CSPs need insights and analysis across multiple network domains. Technologies, such as advanced analytics, AI, and automation, streamline network operations and offer improved service quality to their customers. In addition, with new technology rapidly evolving, AI and GenAI are central to the vision of next-generation network operations (AIOps).

Deploying a cloud-native AI-based assurance solution, is an essential part of a CSP’s network, derived by the need to smartly manage huge amounts of various network elements, data and services from multiple vendors and technologies. In addition, CSPs are facing strong competition both from other CSPs and from over-the-top, or OTT players who are offering more and more similar services. In order to fight for their customers’ satisfaction, CSPs will need to gain deeper insight into customer behavior end to end, enabling them to tailor processes based on customer preferences.

CPSs’ adoption of 5G is accelerating while they continue to operate their 4G, 3G and 2G networks and search for superior solutions that will enable them full end-to-end network visibility. In addition, CSP’s requirement to run 5G network analytics in public cloud infrastructure is rising.

 Move to the Cloud

The move to automation is fueling the transition to the cloud, driving the need for software and virtual functions on the network. While software-controlled networks reduce capital and operational expenditures, they also demand interoperability with existing solutions across private, public, and hybrid domains. RADCOM is designed as a scalable set of microservices that can operate across multiple technologies and domains, including public, private, and hybrid cloud environments. It ensures network and business continuity, pinpointing the source of a problem or degradation in real-time.

Move to Open RAN

While reducing costs, the move to open RAN also demands verification of interconnectivity between various systems, including servers, accelerators, base station software, and virtualization platform software. RADCOM safeguards quality and interoperability between environments and domains, identifying risks and faults in real-time and offering an end-to-end, birds-eye view of the network.

AI Models & Generative AI

Introducing artificial intelligence and machine learning, or AI/ML, and GenAI models is proving transformative in the telecom industry. RADCOM was the first assurance vendor to announce a GenAI assurance application (NetTalkTM) to enable operators to tap into the wealth of data insights from their existing network with RADCOM ACE. Operators gain a new, cost-effective, and time-saving interface for accessing data and insights in natural language with trusted data accuracy.

Automation

The telecom industry is undergoing a digital transformation. While the numbers of IoTs and connected devices have grown and reshaped industries, network operations costs have risen. RADCOM helps streamline the process with complete lifecycle management (LCM). We offer automated on-demand instantiation, scaling, healing, and updating according to policies. We offer automated insights through AI/ML, enabling operators to save engineering resources, manage the network more efficiently, and gain proactive assurance features such as anomaly detection, predictive analytics, and automated root cause analysis before degradations affect customers.

Security

CSPs need to prioritize security in their customer offerings. RADCOM promotes adherence to security standards while ensuring operators can maintain quality of service and connectivity. We extend security through a native design, where elements that are deployed, distributed, and communicated, use encryption to enhance security, especially across domains.

Our Strategy

Our objective is to be the worldwide market leader for 5G automated assurance solutions and customer experience analytics while maintaining our leadership by providing end-to-end network visibility. We believe our leadership and innovation around 5G assurance solutions is one of our core competencies and will be advantageous to us as these types of solutions are expected to play a key role in the deployment of 5G networks. We plan to increase our sales by leveraging our unparalleled experience gained from implementing some of largest, most advanced network deployments to date, where we are providing complete end-to-end network visibility from the RAN to the network core in multiple deployment models including public cloud.

We offer our solutions and expertise to CSPs worldwide, with a focus on CSPs which are deploying or have already deployed 5G SA networks. We plan to maintain our technical advantage over competitors by further investing in enhancing the analytics and automation capabilities (including advanced AI\ML capabilities), embed GenAI capabilities and open our solution to adjacent partnerships to allow for a wider scope and target market.

Key elements of our strategy include:

●	Targeting Tier 1, Greenfield Operators and other CSPs worldwide, who have deployed, or are planning to deploy 5G networks. The ongoing deployments of 5G networks and the benefits that come with it are expected to drive a greater opportunity for advanced automated assurance and customer experience analytics solutions like ours. We believe that our solutions are significantly more advanced than competitors’ offerings and that we are better positioned than competitors who lack the experience deploying in cloud-native and AI-native environments or do not offer true 5G-ready solutions that can be deployed at large scale. In order to transition to 5G networks, CSPs generally need to replace or upgrade their assurance solutions with software that can support both their legacy networks as well as their future network architectures, including 5G use cases. Our solution, which monitors both legacy and next-generation networks, ensures a smooth migration and enables CSPs to future-proof their investment in an automated assurance solution. With our advanced deployment with customers such as AT&T, Rakuten and Dish, and our position as a 5G assurance leader which is cloud-native and can be deployed on any public or private cloud, we believe we are well positioned to leverage our vast experience in true 5G assurance solutions in order to successfully expand our deployment base to other CSPs as we focus our sales and marketing activities on Tier 1, galaxy (multi-carrier) and innovative CSPs and other CSPs.

●

Shifting to multi-year recurring revenue contracts. We aim to leverage our offering to CSPs and offer long term multi-year business engagement models, which will allow them to meet their system planning needs through subscription or term licensing, operational services, managed services, annual maintenance and support and software upgrade packages. Such multi-year contracts also provide us with the ability to add new capabilities over-time to ensure that the CSPs are always benefitting from our most-up to date cutting-edge software solutions.

●	Expand our addressable market via internal development, strategic partnerships and M&A. We are expanding our addressable market through a three-pronged approach. Our internal development efforts are driving the creation of new products and addressing broader business processes within our CSP target customer base. We are simultaneously establishing strategic partnerships with complementary product companies, leveraging their expertise, distribution networks, and customer bases to engage with additional buying personas. Additionally, we are pursuing mergers and acquisitions to enter adjacent market segments, gain market share, obtain valuable intellectual property and expand our customer base. This comprehensive strategy enables us to systematically increase our market reach while managing risks and resources effectively.

Products and Solutions

RADCOM’s Technology

The first 5G assurance technology to go cloud-native, RADCOM ACE is RADCOM’s automated assurance platform that provides a closed-loop, end-to-end approach to assurance across 3G, 4G, and 5G SA and NSA technologies. The platform ensures data integrity and seamless operation even in the face of individual component failures.

The architecture, designed for high availability and redundancy, guarantees that operators’ networks remain robust and reliable, fostering a superior user experience for all subscribers. With an emphasis on flexibility and scalability, RADCOM supports many network technologies and infrastructures, ensuring modularity for easy integration and future expansion.

Using streaming analytics from AI and ML technologies, real-time subscriber data is automatically collected, correlating RAN and core network data that detects, analyzes, and resolves issues. The platform can easily be installed on mobile (5G or 4G), fixed networks, or as a cloud-native function on multiple cloud domains in fully containerized solutions controlled by Kubernetes on both public and private cloud. It is available as a virtual network function, or VNF on virtual machines as software or commercial off-the-shelf hardware.

RADCOM’s platform, RADCOM ACE is deployable from labs to full-scale nationwide networks. It allows operators to troubleshoot in real time, identify network bottlenecks, and monitor all traffic loads to ensure premium services.

RADCOM ACE

RADCOM ACE is an automated assurance and intelligent analytics platform that offers an entirely cloud-native and containerized portfolio of network visibility, service assurance, and network insights. It seamlessly integrates into an operator’s cloud environment (OpenStack, VMWare, Kubernetes, etc.) and fully supports 5G, 4G, 3G and 2G.

RADCOM ACE uses built-in AI/ML, and heuristic modeling to proactively and predictively monitor and troubleshoot the network with real-streaming analytics for a closed-loop approach to customer experience management. RADCOM ACE provides full end-to-end coverage from the RAN (including vRAN and O-RAN) to the Core. Collecting, analyzing, and correlating all the data into subscriber (international mobile subscriber identity, or IMSI-based) insights. This provides hundreds of subscriber-centric metrics and key performance indicators, or KPIs, for end-to-end network optimization and advanced troubleshooting. It covers a wide range of customizable use cases, including anomaly detection, automated root cause analysis, mobile device and geographic-based analytics, network dimensioning, network performance monitoring, pinpointing radio network issues, complaint investigation, predictive and prescriptive analytics, and QoE analytics. RADCOM ACE can also be deployed to support private network monitoring.

With RADCOM ACE, CSPs are able to manage their networks in a more dynamic and agile way, which can run on private and public clouds such as AWS, Google Cloud Platform, or GCP, and Azure. RADCOM ACE is built to ensure that 5G services continuously run at optimal quality, while at the same time improving the operators’ operational efficiency through automation and rapidly enhancing time to market for new services and innovations. RADCOM ACE is the culmination of our significant product investment over the last few years and reinforced by customer feedback to enable a new way of monitoring 5G services that ensures a high-quality customer experience as operators transition to 5G.

RADCOM ACE is a solution that samples, filters, manages, and load balances massive traffic volumes across multiple clouds from the edge to the network core. Using AI/ML and heuristic modeling, it proactively and predictively monitors and troubleshoots the network with automated root-cause analysis, anomaly detection, and insights into encrypted traffic for services such as video and data streaming.

The platform uses a microservices architecture, which allows each part to be scaled, updated, or replaced. It offers real-time performance and elastic scalability. RADCOM ACE fully supports 5G SA and NSA and offers Service Based Architecture readiness for both, Service Based Interface, or SBI and non-SBI (supporting complex Control Plane and User Plane Separation correlation).

RADCOM ACE encompasses intelligent, containerized, and stateless functions for collecting and correlating network events. Data correlation is done from numerous sources, including network packets, generic network events, JavaScript Object Notation, protocol buffers, counters, VNF inputs/events, and call data records, or CDRs from legacy probes (normally packet-based), and other standards/frameworks as they evolve.

In addition to automated assurance, the RADCOM ACE platform provides multiple data analytics functions, such as RAN-DAF, management data analytics function, and network data analytics function, or NWDAF, which offer closed-loop automation.

As operators increasingly transition to standalone 5G, we see significant potential in offering our intelligent assurance solution to mid-tier operators. To seize this opportunity, we are productizing our industry-leading 5G assurance solution, RADCOM ACE, into a scalable, flexible package designed to meet the needs of operators of all sizes. This approach will enable us to introduce new product offerings to a broader audience, ranging from full-scale deployments and mid-tier implementations to limited-scope lab environments.

RADCOM ACE’s solutions include:

RADCOM Advanced Network Troubleshooting

RADCOM ACE offers advanced network troubleshooting capabilities, with the RADCOM Network Discovery suite of applications delivering real-time subscriber analytics for telecom operators to understand end-to-end service quality and optimize the network. Service-level awareness and appreciation of the customer experience through their subscribers’ eyes help operators take a customer-centric approach to managing their network operations and drive advanced fixed and mobile network troubleshooting and service optimization.

RADCOM Advanced Network Troubleshooting can be used by multiple departments across the telecom operator organization: RAN/core planning and engineering, RAN/core operations, customer care tech support, network quality teams, network operations center, or NOC, and roaming. It troubleshoots multi-vendor 2G, 3G, 4G, and 5G networks across protocols, interfaces, and interactions.

RAN Analysis

RAN problems cause many subscriber-impacting issues, making RADCOM RAN Analysis an essential solution for engineering teams to understand RAN performance and gain critical data insights for troubleshooting. RADCOM RAN Analysis offers an in-depth analysis of RAN performance in real time, together with user data insights, to determine optimal strategies for enhancing customer experience performance. It covers a wide range of KPIs and key quality indicators, from accessibility to handover performance, including performance by cell, IMSI, and neighboring cells, as well as the ability to retain radio link failures.

Our RAN Analysis solution is part of RADCOM ACE for operators that require an end-to-end solution. In this case, RAN and core data correlate, providing end-to-end subscriber sessions that help operators perform advanced 5G troubleshooting to ensure excellent customer experiences.

RADCOM AI Intelligent Module (RADCOM AIM)

RADCOM ACE incorporates RADCOM AIM – RADCOM’s AI Intelligent Module for intelligent analytics and automated assurance. RADCOM AIM is designed for mobile and fixed networks to allow telecom operators to integrate AI and ML into their networks. It monitors the network data in real time and offers automated insights for various operations. RADCOM AIM uses built-in machine learning models deployed on the network, which learn baseline behavior, automatically creating thresholds without configuring them. The solution is modular, which means its ML models can be updated to the solution seamlessly.

RADCOM NetTalkTM – Generative AI Solution

In a world transitioning to GenAI, accessing trusted data demands automated engines to ensure streamlined and efficient network flows. This data often comes from multiple vendors across various domains and correlates with data from core and RAN sessions, including data and voice services. Operators need a customer-centric approach to process the data to improve services and remediate network issues quickly. RADCOM NetTalkTM is a GenAI suite of applications that transforms telecom operators’ interfaces with quick insights into telco-focused near real-time data. Powered by large language models, RADCOM NetTalkTM enables operators to leverage the extensive data insights generated by RADCOM ACE utilizing trusted data from their network.

Mobility Experience Analytics (MEA) also referred to as RAN Experience Analytics (REA)

Following the acquisition of Continual in April 2023, RADCOM offers mobility experience analytics solutions that analyze, monitor, and optimize the RAN’s performance, focusing on voice and data quality and subscribers’ mobility experience.

○	Virtual Drive Test for route service assurance - Route analysis monitors the customer experience across all highways and railways 24/7 to benchmark service quality on transportation routes. The solution prioritizes investments and optimizations and enhances the mobility experience across a customer’s network nationwide.

○	New site validation workflow - Validates and optimizes new 5G radio sites by comparing the performance and quality in the impacted area before and after the new site activation. New site validation offers both on-demand and semi-automatic analysis and provides engineers with root cause analysis and corrective actions introduced by the launch of the new network cell sites.

○	Complaint Investigation - RADCOM Complaint Investigation allows operators to gain a complete understanding of the actual subscriber’s experience. It offers a holistic view of all subscriber activities, including voice and data. Engineers can quickly investigate the complaint and validate it against thousands of other subscriber experiences along the same route and region. RADCOM Complaint Investigation identifies the impacted cells, provides root cause analysis, and makes recommendations to resolve the problem.

Enterprise Analytics

RADCOM’s Enterprise Analytics solution analyzes customer experiences for all devices and handsets affiliated with an enterprise. This capability allows the CSP to benefit from prioritizing enterprise accounts, proactively addressing technical issues, backing up its contracts with Service Level Agreement and premier customers, or VIP care, and directing the conversation with the customer toward experience and value. RADCOM offers a set of interactive reports that show the entire enterprise experience, with the ability to drill down to network issues and proactively resolve them.

Customer Care

Customer care is often the first touchpoint between the operator and a customer when an issue or problem arises. It is therefore critical that operators have as much real-time data as possible to resolve the issue quickly or inform the relevant team to speed up the resolution. RADCOM Customer Care Solution provides operators with customer experience insights across all services to improve first-call resolution and ensure seamless support interactions. It supports all services, such as video conferencing, video streaming, messaging, gaming, and tethering. This includes OTT services, like WhatsApp, Facebook, Teams, Zoom, and YouTube, so that operators can understand the entire customer experience, whoever provides the service or application.

RADCOM Operational Efficiencies

The RADCOM Operational Efficiencies portfolio provides solutions that enable operators to streamline operations using data-driven insights enhanced by telco-focused AI capabilities. Using AI/ML, the solution automatically collects and analyzes massive amounts of network data in real time, allowing engineering teams to gain deep insights into the impact of glitches and problems affecting the customer experience. The solution helps operators improve new 5G sites, automate root cause analysis, optimize mobility services, and digitize their network operations center.

Sales and Marketing Organization

We mainly sell directly to customers throughout the world through our executives and sales representatives in North America, Europe, Latin America, Asia Pacific and Israel, which are supported by local representatives and agents in the local markets. During 2024, these direct sales were made mainly in North America, Europe, the Middle East and Africa. or EMEA, and Asia. In North America, we operate mainly through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market. Our solutions are sold to CSPs in North America either by RADCOM US, RADCOM Canada or by us. In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly. In India, we operate through RADCOM India, which primarily provides customer support and development services worldwide. Elsewhere, our solutions are primarily sold through our sales representatives in Europe, Latin America, the Commonwealth of Independent States, Asia Pacific and Israel, and supported by local representatives and subcontractors in the local market.

In territories in which we do not have direct presence, we expanded our outreach by entering into agreements with local distributors and value-added resellers. In 2024, we signed agreements with new distributors to penetrate new geographical markets and engage with new customers, and to better serve our target markets. We continue to search for more of these channels to expand our outreach further. In certain territories, our distributors and resellers serve as part of our sales, marketing and support teams as our local representatives, helping to sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2024	2023	2022	2024	2023	2022
North America	36.1	31.8	23.0	59.1	61.6	49.8
Asia	12.7	9.8	12.5	20.9	19.0	27.2
Latin America	0.3	1.3	3.0	0.5	2.5	6.4
EMEA (including Israel)	11.9	8.7	7.6	19.5	16.9	16.6
Total revenues	61	51.6	46.1	100%	100%	100%

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

We believe that we are differentiated from our competitors due to:

●	our recognized class-leading, cloud-native 5G-ready service assurance solutions;

●	our experience deploying and scaling cloud-native solutions with Tier 1 CSPs such as AT&T;

●	our telecom domain expertise and knowhow of key members of our company in advanced software development;

●	our experience deploying our solutions on the world’s first fully virtualized network and expansion to 5G SA;

●	our advanced technology offering an end-to-end solution for service assurance from the RAN to the core;

●	our proven 5G-ready solutions deployed in existing 5G networks such as Rakuten Mobile and Dish Networks;

●	our multi-technology correlation capabilities that can support all major technologies – 5G, 4G, LTE, IMS, VoLTE, VoIP and legacy 3G and 2G - within the same solution;

●	our End-to-End (RAN to Core) view of the network and ability to correlate into a full customer experience view;

●	our cloud-native solutions provide cost-efficiency, rapid deployment times and agility in development;

●	our ability to operate across multiple technologies and domains, including public, private, and hybrid cloud environments; and

●	our proven flexibility and responsiveness in a dynamic customer and technology environment.

Our solutions are deployed with leading and innovative CSPs such as AT&T, Dish and Rakuten. We believe that we are positioned to be one of the most advanced leaders in cloud-native, AI-native 5G assurance and customer experience analytics solutions for CSPs deploying 5G networks on private and public cloud (such as RCP, AWS, GCP and Azure).

Customer Service and Support

We believe that providing a high level of customer service and support to end-users is essential to our success, and it is our goal to establish RADCOM as an industry leader in customer satisfaction. Investments that we are making to achieve this goal include:

●	Enhancement of support: We are dedicated to the provision of timely, effective and professional support for all our customers. We provide 24x7 NOC services, monitoring customers’ environments remotely, troubleshooting and resolving system and application incidents, and supporting the continuance services of our solutions. Such NOC service captures and resolves problems before customers report them. We have invested in additional AI based automation with a variety of alerts and alarms monitoring, improving our capabilities to identify and address near real time problems. In addition, we routinely contact our customers to solicit feedback and promote full usage of our solutions. We may provide our customers with a free warranty period which includes bug-fixing and a warranty on our solutions. After the initial warranty period, we offer extended warranties which can be purchased for multi-year periods. Generally, the cost of the extended warranty is an annual maintenance fee based on a percentage of the overall cost of the solutions.

●	Customer-oriented product development: With the goal of continuously enhancing our customer relationships, we meet regularly with customers, and use the feedback from these discussions to improve our solutions and guide our R&D roadmap.

●	Regional technical support: As the sale of a system and solutions requires a high level of technical skills, we decided to enhance our support with local experts located in our regional offices. This strategy is advantageous in terms of the time zone, culture and language. For example, through our Israel, U.S., Japan, Brazil, Romania and India offices we established local support teams responsible for first level engagements with customers (Tier 1). The physical and cultural proximity contribute to the strength of the relationship, increase our proficiency in our customer’s network and needs, and leverage the ability to identify pain points and needs of our customers.

●	Support of our sales representatives: We provide a high level of pre- and post-sale technical support to our sales representatives in the field. We use a broad range of channels to deliver this support, including technical training, marketing material and others.

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

In addition, we invested in several aspects that differentiate our cloud native approach to 5G networks, enabling a true continuous integration/continuous delivery approach on multiple clouds, including AWS, GCP and other cloud networks, which enables automated deployment and higher security standards. We also enhanced our RADCOM NETWORK DISCOVERY solution, which is the application layer of the RADCOM ACE solution. On the AI front, we have made significant investment in advancing our RADCOM AIM (Automated Insights Module), including new initiatives leveraging GenAI, which we believe may have an impact in the future. We are expanding our research and development to new domains that require deep knowledge in ML/AI and GenAI, leveraging some of the latest advancements in ML/AI models, tools and hardware assisted solutions such as graphics processing units. We also plan to continue developing our solutions to integrate with service management systems while leveraging network data and GenAI to analyze and predict customer experiences, and to provide insights into service quality. In addition, we are developing a prototype for a high-capacity user plane data capture and analytics solution powered by NVIDIA’s BlueField-3 data processing unit, designed to provide real-time, customer-level QoE insights.

In parallel, we continued to enhance and develop both our cloud native virtualized network and 5G solutions to offer greater value and benefit to our current and potential customers.

We expect to continue this significant investment in 2025, as we develop new features and new solution offerings to meet the requirements of transition to 5G networks, as well as establishing a modular approach for the enabling of targeted packages for the service assurance market. This modular approach will enable us to offer not just the full solution, but also specific modules for smaller deployment of CSPs.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, in an aggregate amount of $50.2 million, calculated from our inception through December 31, 2024, which are subject to provisions of the Innovation Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the Innovation Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Innovation Law and under the applicable program. As of December 31, 2024, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

In 2024, and in previous years, we participated in a Magnet consortium program sponsored by IIA, or Magnet Program. Under the terms of this program, we cooperate with additional companies, universities and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, and require us to provide the other members in the consortium with a non-sub-licensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed in this annual report on Form 20-F, are applicable to the know how developed by us with the funding received in such programs.

Since we commenced operations, we have received royalty-bearing grants from the IIA. As of December 31, 2024, our total contingent liability to the IIA in respect of grants received including accumulated interest and net of accumulated royalties paid, was approximately $56.2 million.

Below is a description of our obligations in connection with the grants received from the IIA under the Innovation Law:

Local Manufacturing Obligations

The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel (but do not restrict the sale of products that incorporate the know-how). Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not objected to by the IIA within 30 days of such notice). According to the IIA regulations, that are relevant to our projects until 2024, companies that moved the manufacturing of their products outside of Israel, may be subject to an increased royalties cap ranging between 120% to 300% of the grants, depending on the manufacturing volume that is performed outside of Israel.

Know-How and Know-How Transfer Limitation

●	The Innovation Law provides that the IIA is authorized to determine the ownership requirements of know-how developed under an approved research and development program and/or derived therefrom and/or rights associated with such know-how including intellectual property, which is not the product that was developed under such program, or the Funded Know-How.

●	The Innovation Law further provides that Funded Know-How can not be transferred to any third parties without the IIA’s approval. The approval may be subject to certain requirements, as determined in each project separately.

●	Among others, the IIA may determine that certain Funded Know-How can be transferred to third parties in Israel only if such transferee company will also be subject to the same terms and conditions that were levied upon the transferor company under the Innovation Law prior to the transfer of such know-how and that the transferor will need to pay 3% of the consideration for the transfer to the IIA

●	The IIA may approve the transfer of Funded Know-How from Israel to abroad, generally, provided that (a) the IIA will receive a payment of the portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain at least 75% of the R&D positions of the grant recipient in Israel after the transfer for a minimum period of three years)); (b) the grant recipient receives an alternative know-how from a third party in exchange for its Funded Know-How, subject to certain requirements, among which the alternative know-how will generate higher revenues than the Funded Know-How for the company; or (c) such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient and the Funded Know-How is sold for a lower price than the amount of funds invested in it, in which case the payment set forth in (a) may be reduced.

●	Approval to manufacture products outside of Israel or consent to the transfer of Funded Know-How, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer Funded Know-How or manufacturing out of Israel.

●	Approval of transfer of Funded Know-How to another Israeli company may be granted only if the recipient abides by the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

Change In Control

The Innovation Law generally imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The Innovation Law requires the grant recipient and its controlling shareholders or the foreign interested party of such grant recipient to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the grant recipient that results in a non-Israeli citizen or non-Israeli resident or an Israeli citizen or corporation incorporated in Israel becoming an interested party directly in the grant recipient, and requires the new interested party to undertake to the IIA to comply with the Innovation Law. In addition, the IIA may require additional information or representations in respect of such events. For Innovation Law purposes, “control” is defined as the ability to direct the activities of a corporation except the ability that stems from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” generally refers to voting rights in a company’s shareholders meeting or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the IIA that it has become an interested party and to sign an undertaking to comply with the Innovation Law.

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

Employees

Our total headcount as of December 31, 2024, was 307 including employees and contractors. See “Item 6.D—Directors, Senior Management and Employees—Employees.”

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401(k) plan contributions, in an average amount equal to approximately 22.61% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an average amount equal to approximately 17% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an average amount equal to approximately 24.37% of the employee’s salary.

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

We currently lease an aggregate of approximately 22,830 square feet of office space in Tel Aviv, Israel. This space includes our development facilities, which consist primarily of programming, documenting, quality control, testing and bug fixing, as well as from time to time, installation of software components on third party hardware.

In 2024, our aggregate annual lease and maintenance expenses were approximately $799,000 for our Tel Aviv offices.

We also lease an aggregate of approximately 5,377 square feet of office space in Paramus, New Jersey. In 2024, our aggregate annual lease payments for such premises were approximately $117,000.

We also lease an aggregate of approximately 40 square feet of office space in Brazil and 5,809 square feet in India. The aggregate annual lease and maintenance payments for those premises in 2024 were approximately $6,000 and $84,000, respectively.

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

Overview

We provide cloud-native and 5G-ready network intelligence solutions for CSPs. Our world leading, innovative solutions are well-positioned to fulfill the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers.

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

We followed the below sales strategy in 2024 in order to expand our sales pipeline and revenues:

●	We focused on leveraging our implementations with AT&T, Rakuten and other customers to expand our value proposition to additional carriers;

●	We expanded our business with our key existing customers;

●	We increased our investment in our sales and marketing resources and have expanded our reach through the engagement of local representatives;

●	We invested in marketing campaigns globally to enhance our market positioning and open new opportunities;

●	We continued to invest in research and development to maintain our recognized technological leadership in cloud-based, 5G solutions, to meet the requirements of our customers, and to develop new product offerings and capabilities;

●	We invested in sales and marketing to create more sales engagements that can lead to additional multi-year contracts and increased market share;

●	We invested in our professional services team and resources to meet our customers’ deployment, customization and support requirements and to allow us to successfully deliver multiple proof of concept demonstrations to potential new customers; and

●	We pursued strategic partnerships.

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

Summary of Our Financial Performance for the Fiscal Year Ended 2024 Compared to the Fiscal Year Ended 2023

For the year ended December 31, 2024, our revenues were approximately $61.0 million, compared to approximately $51.6 million in 2023, reflecting an increase of approximately 18.2%. Our operating activities generated approximately $11.4 million in cash during 2024, compared to approximately $4.7 million generated in 2023. Our net income for the year ended December 31, 2024, was approximately $7 million, compared to a net income of approximately $3.7 million in 2023.

As of December 31, 2024, our cash and cash equivalents and bank deposits totaled approximately $94.7 million, compared with cash and cash equivalents and bank deposits of approximately $82.2 million as of December 31, 2023.

Our 2024 and 2023 income includes non-cash expenses due to share-based compensation of approximately $6.1 million in each of such fiscal years.

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

A.	OPERATING RESULTS

Results for the Year Ended December 31, 2024, compared to Year Ended December 31, 2023

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2024	2023
Revenues	100%	100%
Cost of revenues	25.8	26.7
Gross profit	74.2	73.3
Operating expenses:
Research and development	30.6	37.9
Less royalty-bearing participation	1.1	1.4
Research and development, net	29.5	36.5
Sales and marketing	29.2	28.3
General and administrative	10.5	9.8
Total operating expenses	69.1	74.6
Operating income (loss)	5.1	(1.3)
Financial income, net	6.7	8.8
Income before taxes on income	11.8	7.5
Taxes on income	(0.4)	(0.4)
Net Income	11.4	7.1

Revenues

	Year Ended December 31, (in millions of U.S. dollars)
	2024	2023
Products	28.2	22.8
Services	32.8	28.8
Total Revenues	61.0	51.6

Revenues. In 2024, our revenues increased by approximately $9.4 million, or approximately 18.2%, compared to 2023 due to an increase of approximately $5.4 million in product revenues, and an increase of approximately $4.0 million in services revenues. The increase in product revenues relates mainly to an increase in revenues in EMEA and North America and derives from existing customers. The increase in services revenues relates to EMEA and Asia and mainly derives from existing customers.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2024	2023	2024	2023
North America	36.1	31.8	59.1	61.7
Asia	12.7	9.8	20.9	18.9
Latin America	0.3	1.3	0.5	2.5
EMEA (including Israel)	11.9	8.7	19.5	16.9
Total revenues	61.0	51.6	100%	100%

In 2024, our three largest customers amounted to approximately 88% of our total consolidated revenues. In 2023 our two largest customers amounted to approximately 76% our total consolidated revenues.

Cost of Revenues and Gross Profit

	Year Ended December 31, (in millions of U.S. dollars)
	2024	2023
Products	7.1	5.7
Services	8.6	8.1
Total cost of revenues	15.7	13.8
Gross profit	45.3	37.8

Cost of Revenues. During 2024, our gross profit as a percentage of revenues, calculated to include variable costs such as salaries and related expenses was approximately 74.2% compared to approximately 73.3% in 2023.

Our cost of revenues for both 2024 and 2023 includes an expense of approximately $0.4 million for share-based compensation in each of the fiscal years.

The following table provides the operating costs and expenses of the Company in 2024 and 2023 as well as the percentage change of such expenses in 2024 as compared to 2023.

	Year ended December 31, (in millions of U.S. dollars)		% Change 2024 vs.
	2024	2023	2023
Research and development	18.7	19.6	(4.6)
Less royalty-bearing participation	0.7	0.8	(12.5)
Research and development, net	18.0	18.8	(4.3)
Sales and marketing	17.8	14.6	21.9
General and administrative	6.4	5.1	25.5
Total operating expenses	42.2	38.5	9.6

Research and Development Expenses, gross. Research and development expenses, gross, decreased from approximately $19.6 million in 2023 to approximately $18.7 million in 2024. As a percentage of total revenues, research and development expenses, gross, decreased from approximately 37.9% in 2023 to approximately 30.6% in 2024. The decrease in our gross research and development expenses is attributable mostly to share-based compensation and salary expenses due to favorable impact of foreign exchange rate fluctuations. As of December 31, 2024, and December 31, 2023, our total research and development headcount, including contractors, was 134 and 137 respectively. Our research and development costs included an expense of approximately $2.0 million for share-based compensation in 2024, as compared to approximately $2.7 million for share-based compensation in 2023. We are committed to continuously enhancing and expanding our product offerings and capabilities. Additionally, we plan to continue investing in our cloud solutions, 5G, automation, and AI. As a result, we will continue to allocate significant resources to research and development to drive innovation and growth.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses. Sales and marketing expenses increased from approximately $14.6 million in 2023 to approximately $17.8 million in 2024. The increase in our sales and marketing expenses is mainly related to supporting our revenue growth and was also attributable to an increase of sales efforts and expansion of the global sales and marketing team in 2024 compared to 2023. As a percentage of total revenues, sales and marketing expenses were 29.2% in 2024, compared to 28.3% in 2023. Our sales and marketing expenses included an expense of approximately $2.0 million for share based compensation in 2024, as compared to approximately $1.8 million for share-based compensation in 2023.

General and Administrative Expenses. General and administrative expenses increased from approximately $5.1 million in 2023 to approximately $6.4 million in 2024. The increase in our general and administrative expenses is mainly attributed to an increase in share-based compensation expenses and to an increase in professional services expenses in 2024 compared to 2023. As a percentage of total revenues, general and administrative expenses were 10.5% in 2024, compared to 9.8% in 2023. Our general and administrative expenses included approximately $1.6 million for share-based compensation in 2024, as compared to approximately $1.2 million for share-based compensation in 2023.

Financial Income, Net. In 2024, the financial income, net, was approximately $4.1 million, as compared to financial income, net, of approximately $4.6 million in 2023. The decrease in our financial income, net is related to a negative impact of currency exchange rates.

Taxes on Income. In 2024, we recorded tax expenses of approximately $234,000 as compared to tax expenses of approximately $182,000 in 2023. Tax expenses are mainly related to tax expenses of RADCOM India and RADCOM US.

Comparison of Financial Data for Year Ended December 31, 2023, compared with Year Ended December 31, 2022

For a discussion of the financial data for the year ended December 31, 2023, compared with the year ended December 31, 2022, see “Item 5.A. —Operating and Financial Review and Prospects—Operating Results—Results for the Year Ended December 31, 2023, compared to the Year Ended December 31, 2022” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 2, 2024.

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense. Based on our budget for 2025, we expect that a change of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will change our expenses expressed in dollar terms by approximately $625,000 per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We do not generate taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $38.5 million and an additional $1.7 million of capital loss as of December 31, 2024. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to pay taxes in Israel, on our incomes from operations, until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E — Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our non-Israeli subsidiaries will generally be subject to applicable federal, state and local taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $12 million on December 31, 2024, for all of our deferred tax assets and liabilities. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, proceeds from the exercise of options, royalty-bearing participation from the IIA, up until 2017 from proceeds from our private and public equity offerings we conducted and others. Cash and cash equivalents, and bank deposits on December 31, 2024, and 2023, were approximately $94.7 and $82.2 million, respectively.

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

Net Cash Provided by Operating Activities. Net cash provided by operating activities was approximately $11.4 million in 2024 compared to net cash provided by operating activities of approximately $4.7 million in 2023.

The positive net cash flow in 2024 was primarily due to net income of approximately $7 million, share-based and restricted share compensation expenses of approximately $6.1 million, an increase in deferred revenue and advances from customers of approximately $5.4 million, an increase of approximately $1.8 million in employees and payroll accruals, an increase of approximately $1.5 million in other liabilities and accrued expenses and depreciation and amortization of $0.7 million. This was partially offset by an increase of approximately $5.6 million in trade receivables, net, an increase of approximately $2.2 million in other account receivables and prepaid expenses, a decrease of $1.8 million in accrued interest on bank deposits and an increase of approximately $1.4 million in inventory.

The positive net cash flow in 2023 was primarily due to share-based and restricted share compensation expenses of approximately $6.1 million, net income of approximately $3.7 million, an increase in other liabilities and accrued expenses of approximately $2.2 million, a decrease of approximately $1.4 million in other account receivables and prepaid expenses, a decrease in inventory of approximately $0.6 million, depreciation and amortization of $0.6 million, and an increase of approximately $0.2 million in employees and payroll accruals. This was partially offset by a decrease in deferred revenue and advances from customers of approximately $5.6 million, an increase in accrued interest on short-term bank deposits of approximately $2.2 million, and an increase of approximately $2.3 million in trade receivables, net.

The trade receivables and days of sales outstanding are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance. Trade receivables for 2024 increased to approximately $19 million from approximately $13.4 million in 2023.

The increase in inventories in 2024 was mainly due to an increase in inventory delivered to customers for which revenue criteria have not been met.

Net Cash Used in Investing Activities. Our investing activities generally consist of the purchase of equipment and investment in bank deposits. Net cash used in investing activities in 2024 was approximately $2.7 million, compared to net cash used in investing activities in 2023 of $3.6 million. In 2024, we invested approximately $75.5 million in bank deposits, received approximately $73.2 million from the maturity of a short-term bank deposit and invested approximately $0.4 million for the purchase of equipment.

In 2023, we invested approximately $2.5 million in acquiring Continual, invested approximately $65 million in bank deposits, received approximately $64.1 million from the maturity of a short-term bank deposit and invested approximately $0.2 million for the purchase of equipment.

Net Cash provided by (Used in) Financing Activities. In 2024 and in 2023, there was no net cash provided by or used in financing activities.

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

Impact of Related Party Transactions

 For more information, about our related party transactions, none of which currently has a material impact on us, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the Innovation Law and the regulations promulgated thereunder. We may receive grants from the IIA at rates that range from 20% to 60% (and with respect to Magnet Programs up to 66%) of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the Innovation Law. We recorded such grants from the IIA in the total amount of approximately $0.7 million in 2024 and $0.8 million in each of 2023 and 2022. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants (excluding grants received in the Magnet project). In the event that a project funded by the IIA does not result in the development of a product which generates revenues, we would not be obligated to repay the grants we received for the product’s development. Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2024 and 2023 were approximately $1.8 million and $1.5 million, respectively. The total grants regarding projects that we have received from the IIA as of December 31, 2024 were approximately $50.2 million. For projects authorized as a research and development program under the Innovation Law since January 1, 1999, the repayment interest rate was LIBOR, as further detailed and qualified below. As of December 31, 2024, the accumulated interest was approximately $28.6 million, the accumulated royalties paid to the IIA were approximately $22.6 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $56.2 million. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the SOFR, in June 2023. Grants received from the IIA before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval, and grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 will bear the higher of (i) the 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2024, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in the amount of approximately $478,606.

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

According to industry research, as of January 2025, 67 operators in 35 countries, launched 5G standalone networks and we expect that the number of 5G SA deployments will grow in the coming years, although the pace of such growth is still unknown. CSPs are continuing to invest in 5G networks and more devices have become commercially available despite the economic disruption.

 5G networks and services are becoming much more complex and dynamic. They use cloud-native technologies such as containers and kubernetes to enable automation and simplification and to reduce operating costs. These and the evolution to 5G advanced and GenAI embedded network technologies may result in potential increased interest by CSPs in our solutions.

We consider customer experience as another driver for CSPs to invest in solutions that enable them to better monitor, understand customer affecting issues, and proactively offer resolution and upgrade of quality of service.

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

The main performance obligations would generally include:

License for our software solutions, professional services, managed services, service type warranty and post-contract customer support, each of which are distinct.

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

For the years ended December 31, 2024 and 2023 no impairment loss was identified.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Sami Totah (1)(4)	67	Chairman of our Board of Directors
Rachel (Heli) Bennun	71	Director
Andre Fuetsch (1)(5)	54	Director
Oren Most (1)(5)	74	Director
Yaron Ravkaie (1)(3)(4)	56	Director
David (Dudi) Ripstein (1)(4)	58	Director
Rami Schwartz (1)(2)	67	Director
Benjamin (Benny) Eppstein	51	Chief Executive Officer
Hadar Rahav	37	Chief Financial Officer
Hilik Itman	53	Chief Operating Officer
Rami Amit	59	Chief Technology Officer

(1)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(2)	Chairman of Audit Committee.

(3)	Chairman of Compensation Committee.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

Mr. Sami Totah has served as a director since June 2024 and was appointed as Chairman of our Board of Directors in January 2025. Mr. Totah has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, from 2008 until 2023. He has extensive knowledge and execution experience in overseeing very large information technology projects and has built an extensive global network with customers, partners, investors and executives. Mr. Totah served on the board of directors of various private and public companies including Itamar Medical Ltd. (Nasdaq and TASE: ITMR) between 2017 and 2021, and Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC), from 2023 until present.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and as our Executive Chairman from September 2015 until December 2024. Ms. Bennun has over 25 years of professional experience in hi-tech companies. Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq: ARLC) in 1988, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning, and served as Chief Executive Officer, or CEO, Chief Financial Officer, or CFO, and director, leading the company to its initial public offering on Nasdaq in 1994. Ms. Bennun also co-founded ArelNet Ltd. (formerly TASE: ARNT), a pioneer in the field of Voice over IP, and served as CEO and as a director, leading the company to its initial public offering on TASE and until its acquisition by Airspan Network Inc. Ms. Bennun has also served as CEO and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

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

Mr. Oren Most has served as a director since July 2019. Mr. Most is the founder and former president of Golan Telecom, Ltd., an Israeli cellular operator. Mr. Most has also served in executive positions with several private and public companies including as President and Chief Executive Officer of Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) and as Founder and Deputy Chief Executive Officer of Cellcom (Israel) Ltd. Mr. Most has also served as director for several public and private corporations. Mr. Most holds a B.A. in Sociology & Anthropology, Film & Television from Tel Aviv University and an M.B.A. from New York University.

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

Mr. David (Dudi) Ripstein has served as a director since June 2024. Mr. Ripstein has three decades of experience in senior management positions in Israel’s telecommunications industry and Israel Defense Force technology and intelligence units. Since 2021, Mr. Ripstein has served as a member on the board of directors of Ceragon Networks Ltd., a Nasdaq-traded (Nasdaq: CRNT), solution provider of wireless connectivity. From 2022 to 2023, Mr. Ripstein served as the Chief Executive Officer of SatixFy Communications Ltd. (NYSE American: SATX). From 2017 to 2022, Mr. Ripstein served as a board member and the President and Chief Executive Officer of GreenRoad Technologies Ltd., a global leader in fleet safety telematics. In 2016, Mr. Ripstein served as the Chief Executive Officer of SpotOption Technologies, a fintech software provider. From 2000 to 2015, Mr. Ripstein served in various positions with the Company, first for six years as a General Manager and then for nine years as its President and Chief Executive Officer. Prior to the Company, Mr. Ripstein co-founded two technology startups and served for 10 years as the head of a large R&D engineering group within the Israel Defense Forces-Intelligence Unit. Mr. Ripstein holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.

Mr. Rami Schwartz has served as a director since July 2019. Mr. Schwartz has over 20 years’ experience in leadership positions in the technology and enterprise software fields. Mr. Schwartz currently serves as the Managing Director of the Portland Trust Israel and as an Advisory Board Member to AlgoSec and a director at Perion Network Ltd. (Nasdaq: PERI) Mr. Schwartz previously served in senior positions, including as business group president, founder, Chief Executive Officer and Active Chairman, with several public and private companies including Amdocs. Mr. Schwartz also served as Chief of System Development for the Israeli Air Force. Mr. Schwartz holds a B.Sc. in math and computer science form the Hebrew University of Jerusalem.

Mr. Benjamin (Benny) Eppstein, has served as our Chief Executive Officer since December 2024. Prior to joining our Company, Mr. Eppstein served as Canada Division President from 2022 to 2024, as a General Manager at the T-Mobile Division from 2020 to 2022, and as Vice President and Client Business Executive and Head of Customer Unit Sprint Corporation from 2015 to 2020 at Amdocs Inc. Prior to Amdocs, Mr. Eppstein was Vice President at Ericsson Japan K.K from 2013 to 2014, managing the relationship with a major telecommunications company and the sales and delivery of software, hardware, and system integration services. Mr. Eppstein holds a B.A. in Public Policy from the Hebrew University of Jerusalem.

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

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Israeli Companies Law), during or with respect to the year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Hilik Itman, Chief Operating Officer and Former Interim CEO (3)	2024	243,965	199,637	537,249	238,099	1,218,950
Eyal Harari, former CEO (4)	2024	241,050	166,500	564,301	38,671	1,010,522
Rami Amit, Chief Technology Officer	2024	214,673	170,022	377,365	61,828	823,888
Rachel (Heli) Bennun, former Executive Chairman of our Board of Directors(5)	2024	214,673	120,174	260,871	77,828	673,546
Hadar Rahav, CFO	2024	143,466	99,622	213,103	62,735	518,926

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2024. The grants awarded during 2024 and 2025 were for a vesting term of up to 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

(3)	Mr. Itman served as Interim Chief Executive Officer of the Company from April 2024 until December 2024.

(4)	Mr. Harari served as the Chief Executive Officer of the Company until February 2024.

(5)	Ms. Bennun served as Executive Chairman of our Board of Directors until December 31, 2024 and is currently serving as a member of our Board of Directors.

The bonus and commission payments made to the persons listed in the table above are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our Compensation Policy, as approved by our shareholders from time to time and most recently on July 21, 2022 as amended on August 3, 2023 and October 15, 2024.

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2024, including Mr. Matty Karp who retired from the Board on June 24, 2024, Mr. Sami Totah who joined the Board on June 24, 2024, Mr. David (Dudi) Ripstein who joined the Board on June 17, 2024, Mr. Eyal Harari who ceased to serve in his position on February 13, 2024, Mr. Guy Shemesh who ceased to serve in his position on April 7, 2024 and Mr. Benjamine (Benny) Eppstein who joined the Company as Chief Executive Officer on December 1, 2024, was approximately $3 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $0.5 million that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC 718.

During 2024, our office holders, as such term is defined in the Israeli Companies Law, or Office Holders, including those who served as such during the year 2024, including our former Executive Chairman, but excluding our non-executive directors, received, in the aggregate 246,421 RSUs and 25,628 options to acquire ordinary shares, or Options, under our 2013 Share Option Plan, or the 2013 Plan and the 2023 Equity Incentive Plan or the 2023 Plan. The RSUs and the Options have a vesting schedule up to four years over equal monthly or quarterly installments commencing as of the date of the grant. Further information regarding the RSU and Options grants to our directors is detailed below.

As of December 31, 2024, our current directors and officers, as a group, held, in the aggregate 373,925 RSUs and 112,028 Options that were granted under our 2013 Plan and the 2023 Plan.

Our directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation currently paid to our non-executive directors (other than to our former Executive Chairman and Mr. Fuetsch) as approved by our shareholders at the annual general meeting held on October 15, 2024, or the 2024 AGM, consists of an annual retainer fee of $54,000 and an additional fee for directors serving as members of our committees, or Committee Membership Fee consisting of an annual retainer of $9,000 for Audit Committee members, with the chairman of our Audit Committee receiving an annual retainer of $18,000 and an annual retainer of $7,000 for Compensation Committee members, with the chairman of our Compensation Committee receiving an annual retainer of $14,000. The cash compensation currently paid to Mr. Fuetsch, who was designated by our Board as a director who holds special expertise, or a Special Expertise Director, is an annual cash retainer compensation in the amount of $70,000 and the applicable Committee Membership Fees.

In addition, as resolved at the 2024 AGM, we grant our directors (other than our Chairman, our former Executive Chairman and Mr. Fuetsch), a grant reflecting 6,000 RSUs and 8,000 options, annually, both for the term for which such director is appointed, elected or re-elected, or the General Director Grant. Such grants vest in equal monthly installments. The exercise price of the Options is the average of the closing price of our ordinary shares on Nasdaq in the 30 days prior to the annual general meeting in question, or the appointment, if earlier. In addition, each of the two newly appointed directors, Mr. Sami Totah and Mr. David (Dudi) Ripstein, received a one-time grant of 1,590 fully vested RSUs which represents the amount of RSUs they would have been entitled to for the period of service from their appointment until the date of the 2024 AGM in accordance with the resolution adopted at our 2022 annual general meeting held in July 2022.

Further, at the 2024 AGM it was resolved to grant our Special Expertise Director, a grant reflecting 7,800 RSUs, and 3,200 Options annually, both for the term for which such Special Expertise Director is appointed, elected or re-elected. Such RSUs and Options vest in equal monthly instalments. The other terms governing the RSUs and Options are substantially identical to the terms of the General Director Grant. Our Board re-approved that Mr. Andre Fuetsch holds special expertise and therefore is entitled to the Special Expertise Director Equity Grant.

In addition, at the 2024 AGM it was resolved to grant our chairman of the Board of Directors, or the Chairman (whether a non-executive or to an executive chairman), a grant reflecting 15,840 RSUs and 21,120 Options annually for the term for which the Chairman is appointed, where such grants vest in equal monthly instalments commencing on the date of the annual general meeting in question, or the appointment, if earlier. The terms of the Options are identical to the Options granted under the General Director Grant.

The cash compensation paid to our non-executive directors prior to October 15, 2024 was an annual fee of NIS 52,000 (currently equivalent to approximately $14,258) and a per meeting attendance fee of NIS 2,000 (currently equivalent to approximately $548). In addition, prior to October 15, 2024, upon his or her election or re-election, each of our non-executive directors (other than Mr. Fuetsch) received a grant of 15,600 RSU or the equivalent in options to purchase ordinary shares, vesting over a period of three years. The cash compensation which was paid to our director Mr. Fuetsch, was an annual fee of $52,000 and a per meeting attendance fee of $2,000. In addition Mr. Fuetsch received a grant of 23,400 RSU, vesting over a period of three years.

Share Option Plans

On March 28, 2023, our Board of Directors adopted the 2023 Plan. The 2023 Plan expires on March 27, 2033. Under the 2023 Plan, we may grant Options, restricted shares and RSUs to our employees, directors, consultants and contractors. Options and RSUs granted under our 2023 Plan generally vest over a period of between one and four years, with a default expiration term for Options of ten years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The 2023 Plan is administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the 2023 Plan, including determining who will receive an option award and the terms and conditions of the option awards. We have reserved an aggregate of 3,000,000 ordinary shares under our 2023 Plan. As of March 19, 2025, we have granted 2,158,084 RSUs and 134,988 Options under the 2023 Plan. This number includes the grant of 180,000 RSUs to our CEO in January 2025 under the 2023 Plan, which grant was approved by our shareholders in the Extraordinary General Meeting held on January 7, 2025.

On April 3, 2013, our Board of Directors adopted the 2013 Plan. The 2013 Plan expired on April 2, 2023, or the 2013 Plan Expiration Date. Under the 2013 Plan, we were able to grant Options, restricted shares and RSUs to our employees, directors, consultants and contractors. As of the 2013 Plan Expiration Date, we had granted 1,278,808 Options and 2,554,031 RSUs under the 2013 Plan. Options and RSUs granted under our 2013 Plan generally vest over a period of between one and four years, with a default expiration term for Options of ten years from the date of grant, subject to the discretion of our Board of Directors, which had the authority to deviate from such parameters in respect of specific grants. The 2013 Plan was administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which had the discretion to make all decisions relating to the interpretation and operation of the 2013 Plan, including determining who will receive an option award and the terms and conditions of the option awards.

We measure the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC 718. We recorded an expense of approximately $6.1 million for share-based compensation plans during 2024. In January 2025 we granted 197,220 RSUs, and 22,960 Options and during 2024, we granted 997,364 RSUs, and 112,028 Options, which will result in ongoing accounting charges that will significantly reduce our net income. See Notes 2(n) and 12(b)of the Notes to the Consolidated Financial Statements for further information.

As of March 19, 2025, there were (i) 39,597 outstanding Options and 121,335 unvested RSUs under the 2013 Plan, and (ii) 134,988 outstanding Options and 1,429,612 unvested RSUs under the 2023 Plan.

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

Compensation Policy

Our compensation policy for our executive officers and directors, was last approved by our shareholders on July 21, 2022, and most recently amended on October 15, 2024. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee.”

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Sami Totah (Chairman), and our non-executive directors, Rachel (Heli) Bennun, Andre Fuetsch, Oren Most, Yaron Ravkaie, David (Dudi) Ripstein and Rami Schwartz. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter. All of our directors were elected by our shareholders at our annual general meeting. The terms of office of Mr. Totah and Messrs. Bennun, Fuetsch, Most, Ravkaie, Ripstein and Schwartz, will expire on our 2026 annual general meeting. Except our former Executive Chairman, Ms. Bennun, and Mr. Andre Fuetsch, none of our directors have service contracts with the Company relating to their service as a director. None of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

External Directors

Under the Israeli Companies Law, a public company incorporated under the laws of the State of Israel must appoint at least two External Directors; however, pursuant to an exemption provided under section 5D of the Relief Regulations, or the Exemption, a public company with securities listed on certain foreign exchanges, including Nasdaq, that satisfies the applicable foreign country laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and composition of audit and compensation committees and has no controlling shareholder is exempt from the requirement to elect External Directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law.

On July 31, 2019, our Board adopted the Exemption. As a result of the adoption of the Exemption, we do not currently have External Directors serving on our Board. We are in compliance with the Nasdaq Listing Rules requirements as to the composition of our Board.

Audit Committee

The current members of our Audit Committee are, Sami Totah, David (Dudi) Ripstein, Yaron Ravkaie and Rami Schwartz. Mr. Schwartz is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is independent within the meaning of the Nasdaq Listing Rules. Our Board of Directors has also determined that Yaron Ravkaie is an “Audit Committee Financial Expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and that he has the requisite experience under Nasdaq Listing Rules.

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

Compensation Committee

The current members of our Compensation Committee are, Oren Most, Yaron Ravkaie and Andre Fuetsch. Mr. Ravkaie is the Chairman of the Compensation Committee. Our Board of Directors has determined that each of the members of our Compensation Committee is independent within the meaning of the Nasdaq Listing Rules.

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

Our compensation policy for our executive officers and directors, was last approved by our shareholders on July 21, 2022, and most recently amended on October 15, 2025.

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

Our total headcount as of December 31, 2024, was 307, compared to 295 in 2023 and 284 in 2022, including full-time and part-time employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	82	37	5	10	134
India	13	53	0	2	68
United States	0	27	0	3	30
Brazil	0	12	0	1	13
Other	39	23	0	0	62
Total	134	152	5	16	307

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 19, 2025, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to Options that are currently exercisable or exercisable within 60 days of March 19, 2025, and RSUs, that shall vest within 60 days of March 19, 2025, to be outstanding and to be beneficially owned by the person holding the Options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 16,029,315 ordinary shares outstanding as of March 19, 2025.

The information presented below is based on information provided to us by the directors, officers, and shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

None of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of March 19, 2025, our ordinary shares had a total of 13 holders of record, of which 7 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
Lynrock Lake LP	2,266,666	(3)	14.1%
Klil Zisapel	1,209,908	(4)	7.5%
Michael Zisapel	1,209,907	(5)	7.5%
AWM Investment Company, Inc.	991,261	(6)	6.2%
Barclays PLC	861,020	(7)	5.4%
Value Base Ltd.	826,670	(8)	5.2%
Directors and Officers
Sami Totah	*		*
Rachel (Heli) Bennun	*		*
Andre Fuetsch	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
David (Dudi) Ripstein	*		*
Rami Schwartz	*		*
Benjamin (Benny) Eppstein	*		*
Hadar Rahav	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group (11 persons)	299,581	(9)	1.9%

*	Less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 19, 2025.

(2)	The percentage of outstanding ordinary shares is based on 16,029,315 ordinary shares outstanding as of March 19, 2025. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 19, 2025. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)	Based on a Schedule 13G/A filed with the SEC on February 14, 2024. Includes 2,266,666 ordinary shares held by Lynrock Lake Master Fund LP, or Lynrock Lake Master. Lynrock Lake LP, or Investment Manager, is the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(4)

Based on a Schedule 13D/A filed with the SEC on February 10, 2025, Ms. Klil Zisapel beneficially owns 1,209,908 ordinary shares, consisting of (i) 919,035 ordinary shares held directly by Ms. Klil Zisapel and (ii) 271,074 ordinary shares that are held indirectly by Ms. Klil Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) Options to acquire 19,799 ordinary shares exercisable within 60 days. The address of Ms. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(5)	Based on a Schedule 13D/A filed with the SEC on February 10, 2025, Mr. Michael Zisapel beneficially owns 1,209,907 ordinary shares of the Issuer, consisting of (i) 919,035 ordinary shares held directly by Mr. Michael Zisapel, and (ii) 271,074 ordinary shares that are held indirectly by Mr. Michael Zisapel through his 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) Options to acquire 19,798 ordinary shares exercisable within 60 days. The address of Mr. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(6)	Based on a Schedule 13G filed with the SEC on February 14, 2025 by AWM Investment Company, Inc., or AWM, reporting that AWM is the investment adviser to Special Situations Fund III QP, L.P., or SSFQP, Special Situations Cayman Fund, L.P., or Cayman, Special Situations Technology Fund, L.P., or TECH and Special Situations Technology Fund II, L.P., or TECH II and referred to together with SSFQP, Cayman, and TECH as the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 380,185 ordinary shares held by SSFQP, 106,530 ordinary shares held by Cayman, 84,821 ordinary shares held by TECH and 419,725 ordinary shares held by TECH II. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., a Delaware limited liability company, or SSCAY, the general partner of Cayman. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc.is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(7)	Based on a Schedule 13G filed on February 16, 2024 by Barclays PLC. Barclays PLC reported sole voting power and sole dispositive power with respect to 861,020 ordinary shares; Barclays Bank PLC reported sole voting power and sole dispositive power with respect to 11,941 ordinary shares; Barclays Capital Inc. reported sole voting power and sole dispositive power with respect to 849,079 ordinary shares. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Bank PLC. Barclays Bank PLC is a non-US banking institution registered with the Financial Conduct Authority authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. Barclays Capital Inc., is a Connecticut business entity. The address of the principal office of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal office of Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

(8)	Based on a Schedule 13G/A filed with the SEC on February 13, 2024. Includes (i) 362,224 Ordinary Shares owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs. Victor Shamrich and Ido Nouberger and wholly owns Value Base Hedge Fund Ltd., an Israeli company, and the general partner of Harmony Base L.P., and (ii) 464,446 ordinary shares owned directly by Harmony Base L.P., an Israeli limited partnership. The address of each of Value Base Ltd. and Harmony Base L.P. is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(9)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options held by each such party, which are vested or shall become vested within 60 days of March 19, 2025, and have, therefore, not been separately disclosed. The number of shares is comprised of 187,507 ordinary shares and 34,717 RSUs and 77,357 Options that will vest within 60 days of March 19, 2025.

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the transfer by inheritance of the ordinary shares and options to purchase ordinary shares beneficially owned by our former largest shareholder, late Zohar Zisapel, to each of his children Michael Zisapel and Klil Zisapel in equal parts, and the subsequent decrease in the percentage of ownership of each of them, from approximately 9.1% as of December 31, 2023 to 7.5% as of December 31, 2024 (ii) a decrease in the percentage of ownership held by Lynrock Lake LP from 14.8% as of December 31, 2023 to 14.2% as of December 31, 2024, (iii) a decrease in the percentage of ownership held by Yelin Lapidot Holdings Management Ltd, who previously were listed in the table above, from 10.1% as of December 31, 2022 to less than 5% as of December 31, 2024, (iv) an increase in the percentage of ownership held by Barclays PLC above 5% until it has beneficial owned 5.6% as of December 31, 2023 and subsequent decrease until it has beneficial owned 5.4% as of December 31, 2024 (v) an increase in the percentage of ownership held by Value Base Ltd. above 5% until it has a beneficial ownership of 5.2% as of December 31, 2024, and (vi) an increase in the percentage of ownership held by AWM Investment Company, Inc. above 5% as of December 31, 2023 until it reached a beneficial ownership of 6.2% as of December 31, 2024.

B.	RELATED PARTY TRANSACTIONS

Transactions with certain Principal Shareholders

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, in part from private companies owned by two of our shareholders Michael Zisapel and Klil Zisapel, for which we believe we pay on market terms and rates. The aggregate amount of lease and maintenance payments, which may constitute related party transactions under Item 7.B of Form 20-F, was approximately $206,000 in 2024.

Transactions with Magic Software Enterprises Ltd

Our Chairman Mr. Sami Totah also serves as a director in Magic Software Enterprises Ltd, or Magic Software. During 2024 we purchased certain cloud management services from CommIT Technology Solutions Ltd, or CommIT and human resources services from 9540 Y.G. Soft I.T Ltd., or ITSoft, for which we believe we pay on market terms and rates, both of which companies are subsidiaries of Magic Software. The aggregate amount of such purchases in 2024, was approximately $539,000 and $27,000 from CommIT and ITSoft, respectively.

We believe that the terms of the transactions in which we have entered and are currently engaged with, and are discussed above are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. All future transactions and arrangements (or modifications of existing ones) which may constitute related party transactions under applicable law will be approved in accordance with the requirements of such applicable law.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Our consolidated financial statements and other financial information, which can be found at the end of this Annual Report beginning on page F-1, are incorporated herein by reference.

Export Sales

In 2024 and 2023, the amount of our export sales was approximately $54.1 million and $49.5 million respectively, which represented 89% and 96% of our total sales respectively.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2024.

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

On March 29, 2019, we entered into a series of agreements with AT&T relating to the sale of our solutions and services to AT&T. The AT&T agreements include:

●	Software and Professional Services Agreement, or the AT&T SPSA – a three-year framework agreement with two additional one-year options which establishes general terms and conditions for the delivery of products and services. Such terms include, among others, terms relating to ordering procedures; AT&T site, privacy, and security requirements; terms related to the licensing of intellectual property to AT&T; change in control provisions permitting AT&T’s termination of the agreement under certain circumstances; intellectual property infringement indemnity; insurance requirements; and limitations of liability. The SPSA provides the structure pursuant to which the parties may enter into supplemental agreements for purposes of effectuating specific orders. With regard to such orders, the terms of any supplemental agreements take precedence over the terms of the SPSA. On August 24, 2022 and on March 19, 2025, the AT&T SPSA was extended for an additional period.

●	Supplemental Support & Maintenance Agreement, or the AT&T Supplemental S&M – a three-year agreement for our performance of support and maintenance services for our solutions deployed on AT&T’s network. This agreement defines the technical aspects of support including error severity levels, response times, and method of interface, as well as the annual fee for such services. On April 1, 2022, the AT&T Supplemental S&M was extended for an additional period.

On December 13, 2024 we entered into a Supplement Agreement, or the AT&T Supplement Agreement – a multi-year agreement governing the sale of our solutions and related professional services to AT&T. The Supplement Agreement provides the detailed technical scope for our solutions and the prices applicable to such solutions. Pursuant to the Supplement Agreement, AT&T has committed to issue certain orders related to the continuing enhancement of existing solutions.

Additionally, we have entered and from time to time may enter into additional SOWs with AT&T providing for additional products and or services complementary to the services provided under AT&T SPSA and AT&T Supplement Agreement.

We entered into a series of agreements with Rakuten relating to the sale of our solutions and services to Rakuten. The Rakuten Agreements include:

●	Master Software and Professional Services Agreement, or MSPSA – a multi-year framework agreement effective May 21, 2019, establishing general terms and conditions for the delivery of software and services. Such terms include, among others, terms relating to ordering procedures, intellectual property, confidentiality, indemnity, and limitations of liability. The MSPSA provides the structure pursuant to which the parties may enter into additional statements of work, or SOWs, for purposes of effectuating specific orders. The SOWs establish the scope of services, technical specifications, and certain other terms with regard to each particular order. The terms of any SOWs take precedence over the terms of the MSPSA. On May 21, 2024, the Rakuten MSPSA was extended for an additional period.

●	Rakuten Managed Services Agreement, or the Rakuten Managed Services Agreement – a multi-year agreement effective May 22, 2019, governing the delivery of our solution and services as a managed service to Rakuten and providing the detailed technical scope for the managed services and the prices applicable to such services. Rakuten Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods. On July 14, 2022, and February 21, 2024, the Rakuten Managed Services Agreement was extended for an additional period.

●	Rakuten 5G NSA/SA Managed Services Agreement, or the Rakuten 5G NSA/SA Managed Services Agreement – a multi-year agreement effective as of August 31, 2020, governing the delivery of our solution and services as a managed service to Rakuten’s 5G NSA and SA network, providing the detailed technical scope for the managed services and the prices applicable to such services. The Rakuten 5G NSA/SA Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods. On February 21, 2024, the Rakuten 5G NSA/SA Managed Services Agreement was extended for an additional period.

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

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, partnerships, trusts, traders in securities and other taxpayers who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, possibly with a retroactive effect, which changes could affect the tax consequences described below. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any non-Israeli state or local taxes.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at a flat rate. Starting 2018 and thereafter, the taxable income of the Company is subject to Israeli corporate tax at the rate of 23%. However, the effective tax rate payable by a company that derives income under the Law for the Encouragement of Capital Investments (as discussed below) may be considerably lower.

Under the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, a company will be considered as an “Israeli resident” if: (a) it was incorporated in Israel; or (b) the control and management of its business are operated from Israel.

Special Provisions Relating to Tax Reporting in United States Dollars

The Company has elected to measure its taxable income and file its Israeli tax return in United States Dollars, under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 5746-1986.

Tax benefits under the Law for the Encouragement of Capital Investments, 5719-1959, or the Encouragement of Capital Investments Law:

The Encouragement of Capital Investments Law was significantly amended effective as of January 2011, or Amendment 68. Amendment 68 introduced new benefits to replace those granted in accordance with the provisions of the Encouragement of Capital Investments Law in effect prior to Amendment 68. However, companies entitled to benefits under the Encouragement of Capital Investments Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of Amendment 68 apply.

Amendment 68 cancelled the availability of the benefits granted to Industrial Companies under the Encouragement of Capital Investments Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Encouragement of Capital Investments Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to Amendment 68, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived by its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in certain areas in Israel designated as Development Area A, in which case the rate will be 10%.

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

We may claim the tax benefits offered by Amendment 71 in our tax returns, provided that our facilities meet the criteria for tax benefits set out by the amendment. We are also entitled to approach the Israeli Tax Authority, or the ITA, for a pre-ruling regarding our eligibility for benefits under Amendment 71 (and in some cases we are required to apply for such approval).

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

Under Amendment 73, dividends distributed to individuals or non-Israeli shareholders by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, paid out of income that qualifies as “Preferred Technological Income,” are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty, which, in each case, will be withheld at source (non-Israeli shareholders are required to present, in advance of payment, a valid withholding certificate from the ITA allowing for such 20% tax rate or lower treaty rate). However, dividends distributed to an Israeli company are not subject to tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a foreign corporation or corporations (holding directly at least 90% in the Preferred Company which owns the Preferred Technological Enterprise or holding indirectly such 90% in the Preferred Company which owns the Preferred Technological Enterprise, subject to certain conditions) and other conditions are met, the applicable withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty (in each case, subject to the receipt in advance of a valid withholding certificate from the ITA).

In order to be eligible for the reduced tax rates, a company must meet certain criteria as set forth in Amendment 73 including that R&D expenses and employee level remain at a certain rate.

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2024.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion or development of the company; and

●	The research and development are carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of the research and development expenses during the year incurred. There can be no assurance that such application will be approved. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

Capital Gains Tax on Sales of Our Ordinary Shares

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

The tax rate applicable to Real Capital Gain derived by an individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who holds, alone or together with a family relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, Real Capital Gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income”, as defined in Section 2(1) of the Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2024 and 2025, up to 47% and surtax (if applicable, as described below) for individuals, and the corporate tax rate (currently at a rate of 23%) for Israeli resident corporations).

Notwithstanding the foregoing, non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares purchased after January 1, 2009, provided that such gains were not derived from, or attributable to, a permanent establishment or business activity of such shareholders in Israel (and certain other conditions are fulfilled). However, non-Israeli “Body of Persons” (as defined under the Ordinance, which includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemptions if an Israeli resident (i) has, alone or together with such person’s relatives or another person who, according to an agreement, collaborates with such person on a permanent basis regarding material affairs of the company, or with another Israeli tax resident, a controlling interest of more than 25% in any of the means of control of such non-Israeli Body of Persons or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli Body of Persons, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty, generally will not be subject to Israeli capital gains tax unless either (a) such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (b) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, under certain terms, (c) the capital gain arising from such sale, exchange or disposition is attributed to real property located in Israel; (d) the capital gain arising from such sale, exchange or disposition is attributed to royalties, or (e) such resident is an individual and was present in Israel for period or periods aggregating 183 days or more during the relevant taxable year. In the event that the exemption shall not be available, the sale, exchange or disposition of ordinary shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our ordinary shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding tax at source at the time of sale by providing a valid certificate from the ITA allowing for an exemption from withholding tax at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or, provide documents (including, for example, a certificate of residency), or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% for an individual shareholder that is considered a Substantial Shareholder (as described above) at the time of distribution or at any time during the 12 month period preceding such date, which tax will be withheld at source. Dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise or such other reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

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

Surtax

Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are subject to (i) an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding a certain threshold (NIS 721,560 for 2024 through 2027, or Threshold amount, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index); and (ii) as of January 1, 2025, an additional tax at a rate of 2% (5% in total) on annual capital-sourced income (defined as income from any source other than employment income, business income, or income from “personal effort,” and which includes, among other things, income from capital gains, dividends, interest, rental income, or from the sale of real property) exceeding the Threshold Amount.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our bank deposits are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 5.15%-7.10%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our bank deposits. The potential loss to us over one year that would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2025, we expect that (i) a change of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will have an impact on our operating expenses expressed in dollar terms by approximately $2 million per year and vice versa and (ii) a change of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will have an impact on our operating expenses expressed in dollar terms by approximately $65,000 per year and vice versa.

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

The Company’s management, together with the chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures of our financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2024. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2024, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, and by others within those entities, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2024, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective.

c.	Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer, a member of EY Global independently assessed the effectiveness of our internal control over financial reporting and has issued an attestation report, which is included elsewhere in this Annual Report.

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Yaron Ravkaie is our “audit committee financial expert” (as defined in paragraph (b) of Item 16A of Form 20-F) serving on our Audit Committee. For information on Mr. Ravkaie’s professional and educational background, see “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management.” Mr. Ravkaie qualifies as an “independent” director under the Nasdaq Listing Rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of EY Global, is our independent registered public accounting firm. Fees for professional services in 2024 and 2023 were, respectively:

	2024	2023
Audit Fees	$285,000	$285,000
Audit Related Fees	$9,832	$31,406
Tax Fees	$24,568	$16,599
All Other Fees	0	0
Total	$319,400	$333,005

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

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transactions and transfer pricing.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our Office Holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.

●	Shareholder approval is generally required for executive officer compensation in the event (i) approval by our Board of Directors and our Compensation Committee is not consistent with our Office Holders compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted on at the meeting, excluding for such purpose any abstentions of disinterested shareholders, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

●	Additionally, approval of the compensation of an executive officer, who is also a director, shall generally require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our compensation policy. Our Compensation Committee and Board of Directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objections into account. Our Compensation Committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholders’ approval, if such engagement is consistent with our compensation policy and our Compensation Committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years.

●	A director or executive officer may not be present when the board of directors of a company discusses or votes upon the terms of his or her compensation, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) below a specific minimum price. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of controlling shareholders,” and (iii) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder’s relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of a controlling shareholder and approval of transactions.” In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, and other covered persons, including immediate family members of any of the foregoing persons.

The Policy prohibits, among other things, insider trading in our securities and establishes a regular blackout period schedule during which the Company’s directors, senior management, employees, and other covered persons may not trade in the Company’s securities.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.1 to this Form 20-F.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is designed to assess, identify, and manage material risks from cybersecurity threats and includes a cybersecurity incident response plan. Our cybersecurity risk management program has been designed to follow our industry’s best practices and consists of a comprehensive set of enterprise security policies and procedures.

Cybersecurity represents an important component of the Company’s overall approach to risk management. The Company’s cybersecurity policies, standards and practices are integrated into the Company’s enterprise risk management approach, and cybersecurity risks are one of the enterprise risks that are subject to oversight by the Company’s Board of Directors.

Our cybersecurity risk management program includes the following:

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

We also engage our internal auditor to conduct internal reviews of our cybersecurity policies and practices and penetration testing. In addition, in 2024, we conducted a tabletop exercise as part of a disaster preparedness activity, the purpose of which was to examine the Company’s readiness for business continuity processes and emergency preparedness, which includes complex and diverse cyber attacks.

During 2024, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D—Risk Factors – Disruptions to our IT systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation and business” and “Item 3.D—Risk Factors – Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business” in this Annual Report.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function. The Company’s Board of Directors receives presentations on cybersecurity risks during the year, which address a wide range of topics including, for example, recent developments, third-party reviews, the threat environment, technological trends and information security considerations arising with respect to the Company. The Board of Directors will receive prompt and timely information regarding significant cybersecurity incidents, as well as ongoing updates regarding such incidents until they have been addressed. The Board of Directors also regularly discuss the Company’s approach to cybersecurity risk management with the Company’s senior management.

We utilize third-party cybersecurity experts, or Third-Party Experts, for information security services. Our Third-Party Expert works with our IT Manager, and both are supervised by members of our senior management, including our Chief Operating Officer, Chief Technology Officer, and Chief Financial Officer. Together, they oversee our cybersecurity risk management and have primary responsibility for identifying, assessing, remediating, and managing cybersecurity risks, threats, and incidents. Our Third-Party Experts and the dedicated personnel in its team are certified and experienced information systems security professionals and information security managers with over 20 years of cybersecurity experience. Our Third-Party Experts regularly provides our senior management team with updates on the performance of the cybersecurity risk management program and provides updates and presentations to our Board of Directors as necessary throughout the year.

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

AS OF DECEMBER 31, 2024

- - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2025, expressed an unqualified opinion thereon.

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

Our audit procedures also included, among others, selecting a sample of customer contracts and reading contract source documents for each selection, including the executed contract and purchase order and evaluating the appropriateness of management’s application of significant accounting policies on the contracts. We tested management’s identification of significant contract terms for completeness, including the identification and determination of distinct performance obligations and the timing of revenue recognition. We also evaluated the reasonableness of management’s estimate of SSP for products and services and tested the mathematical accuracy of management’s calculations of revenue. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2009.

Tel-Aviv, Israel

March 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of RADCOM Ltd.

Opinion on Internal Control over Financial Reporting

We have audited RADCOM Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO Criteria”). In our opinion, RADCOM Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023 ,the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes and our report dated March 26, 2025 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 26, 2025

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,243	$10,892
Short-term bank deposits	75,429	71,273
Trade receivables, net	19,038	13,412
Inventories	1,667	246
Other accounts receivable and prepaid expenses	1,819	1,592

Total current assets	117,196	97,415

NON- CURRENT ASSETS:

Severance pay fund	2,985	3,142
Other long-term assets	3,484	1,573
Property and equipment, net	879	798
Operating lease right-of-use assets	3,421	1,651
Goodwill	1,243	1,243
Intangible assets, net	1,366	1,707

Total non-current assets	13,378	10,114
Total assets	$130,574	$107,529

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,457	$2,640
Employees and payroll accruals	7,175	5,400
Deferred revenues and advances from customers	6,848	1,469
Current maturities of lease liabilities	966	1,062
Other liabilities and accrued expenses	10,463	9,540

Total current liabilities	27,909	20,111

NON-CURRENT LIABILITIES:
Accrued severance pay	3,868	3,728
Operating lease liabilities	2,438	561
Other liabilities and accrued expenses	683	638

Total non-current liabilities	6,989	4,927

Total liabilities	$34,898	$25,038

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2024 and 2023; 15,951,648 and 15,343,764 shares issued and 15,915,616 and 15,307,732 shares outstanding at December 31, 2024 and 2023, respectively	$769	$736
Additional paid-in capital	160,761	154,697
Accumulated other comprehensive loss	(2,910)	(3,030)
Accumulated deficit	(62,944)	(69,912)

Total shareholders’ equity	95,676	82,491

Total liabilities and shareholders’ equity	$130,574	$107,529

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2024	2023	2022
Revenues:
Products	$28,217	$22,840	$18,997
Services	32,792	28,760	27,054

	61,009	51,600	46,051

Cost of revenues:
Products	7,092	5,662	5,471
Services	8,654	8,111	7,243

	15,746	13,773	12,714

Gross profit	45,263	37,827	33,337

Operating expenses:
Research and development	18,659	19,575	21,483
Less - royalty-bearing participation	684	736	762

Research and development, net	17,975	18,839	20,721

Sales and marketing	17,794	14,592	12,270
General and administrative	6,407	5,058	4,460

Total operating expenses	42,176	38,489	37,451

Operating income (loss)	3,087	(662)	(4,114)

Financial income, net	4,115	4,557	2,016

Income (loss) before taxes on income	7,202	3,895	(2,098)

Taxes on income	(234)	(182)	(159)

Net income (loss)	$6,968	$3,713	$(2,257)

Basic net income (loss) per Ordinary Share	$0.44	$0.25	$(0.16)
Diluted net income (loss) per Ordinary Share	$0.43	$0.24	$(0.16)

Weighted average number of Ordinary Shares used in computing basic net income (loss) per Ordinary Share	15,666,457	15,098,642	14,525,449
Weighted average number of Ordinary Shares used in computing diluted net income (loss) per Ordinary Share	16,155,150	15,297,947	14,525,449

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$6,968	$3,713	$(2,257)

Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	120	(122)	(288)

Total other comprehensive income (loss)	120	(122)	(288)

Comprehensive income (loss)	$7,088	$3,591	$(2,545)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2022	14,155,186	$669	$143,473	$(2,620)	$(71,368)	$70,154

Share-based compensation	-	-	5,174	-	-	5,174
RSUs vested	583,896	37	(37)	-	-	-
Net loss	-	-	-	-	(2,257)	(2,257)
Other comprehensive loss	-	-	-	(288)	-	(288)

Balance as of December 31, 2022	14,739,082	$706	$148,610	$(2,908)	$(73,625)	$72,783

Share-based compensation	-	-	6,117	-	-	6,117
RSUs vested	568,650	30	(30)	-	-	-
Net income, net of tax	-	-	-	-	3,713	3,713
Other comprehensive loss	-	-	-	(122)	-	(122)

Balance as of December 31, 2023	15,307,732	$736	$154,697	$(3,030)	$(69,912)	$82,491

Share-based compensation	-	-	6,097	-	-	6,097
RSUs vested	607,884	33	(33)	-	-	-
Net income, net of tax	-	-	-	-	6,968	6,968
Other comprehensive income	-	-	-	120	-	120

Balance as of December 31, 2024	15,915,616	$769	$160,761	$(2,910)	$(62,944)	$95,676

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income (loss)	$6,968	$3,713	$(2,257)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	679	621	477
Share-based compensation	6,097	6,117	5,174
Change in:
Severance pay, net	297	137	(46)
Trade receivables, net	(5,642)	(2,332)	(1,039)
Other account receivables and prepaid expenses	(2,185)	1,381	(1,140)
Inventories	(1,421)	552	157
Trade payables	(175)	(17)	16
Employees and payroll accruals	1,816	192	768
Other liabilities and accrued expenses	1,537	2,225	910
Deferred revenue and advances from customers	5,390	(5,580)	4,341
Changes in operating lease right-of-use assets and liabilities, net	11	(48)	(112)
Accrued interest on bank deposits and other	(1,984)	(2,255)	(1,230)

Net cash provided by operating activities	11,388	4,706	6,019

Cash flows from investing activities:

Business acquisitions, net of cash acquired (Refer to Note 10)	-	(2,477)	-
Net investment in short-term and long-term bank deposits	(2,311)	(885)	(8,281)
Purchase of property and equipment	(427)	(232)	(150)

Net cash used in investing activities	(2,738)	(3,594)	(8,431)

Foreign currency translation adjustments on cash and cash equivalents	$(299)	$253	$(9)

Increase (decrease) in cash and cash equivalents	8,351	1,365	(2,421)
Cash and cash equivalents at beginning of the year	10,892	9,527	11,948

Cash and cash equivalents at end of the year	$19,243	$10,892	$9,527

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
(a) Non-cash investing activities:

Purchase of property and equipment	$41	$43	$95
Lease liabilities arising from obtaining right-of-use-assets	$2,709	$202	$1,624

(b) Cash paid during the year for:

Taxes on income	$278	$190	$104

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.	RADCOM Ltd. (the “Company”), an Israeli corporation, is a leader in advanced, intelligent assurance solutions with integrated artificial intelligence operations (AIOps) capabilities. The Company’s flagship intelligent assurance platform, RADCOM ACE, leverages AI-driven analytics and generative artificial intelligence (GenAI) to enhance customer experiences. With solutions that scale from laboratory testing to full-scale deployment, the Company leverages advanced networking technologies to capture real-time data. The Company provides end-to-end, comprehensive network observability from the radio access network (RAN) to the core with an advanced 5G portfolio. The Company’s solutions are designed to be open, vendor-neutral, and cloud-agnostic, driving next-generation network automation, optimization, and efficiencies. Harnessing the power of intelligence, the Company reduces operational costs and enables predictive customer intent insights while integrating with business support systems/operational support systems (BSS/OSS) and service management systems. The Company’s solutions depict 100% of the real-time data on mobile and fixed networks. The Company empowers exceptional quality and service through cutting-edge technologies with valuable performance and subscriber intelligence analytics for customer-centric networks. The Company’s ordinary shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States, Canada, India and Brazil.

b.	The Company depends on a limited number of customers for selling its solution. Such customers accounted for 88% of the Company’s revenues for the year ended December 31, 2024. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note13c2).

The loss of any major customer, a significant decrease in business from any such customer or a reduction in customer revenue due to adverse changes in the market, economic or competitive conditions or other factors could have a material adverse effect on the Company’s business, results of operations and financial condition.

c.	On April 30, 2023, the Company acquired certain assets and liabilities of Continual Ltd. (“Continual”), an Israel corporation for total gross consideration of $2,477 (see also to Note 10).

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

The revenues of the Company and its subsidiaries, other than the Company’s subsidiary in Brazil, are substantially denominated in U.S. dollars. Financing activities are made in U.S. dollars. Therefore, the Company’s management believes that the currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the dollar, which is used as the functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters.”

Other than in the Company’s subsidiary in Brazil, all exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of income (loss) when they arise.

For the Company’s subsidiary in Brazil whose functional currency is the BRL, all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of income (loss) have been translated into the dollar using the exchange rate on the respective dates on which those elements are recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in the statements of changes in shareholders’ equity.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash and cash equivalents:

The Company considers all highly liquid deposit instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

e.	Short-term and long-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year and which do not meet the definition of cash equivalents. Long-term bank deposits are deposits with maturities of more than one year. Such deposits include annual interest rates ranging between 4.12%-7.25% resulting in accrued interest of $1,845 and $2,255 as of December 31, 2024 and 2023, respectively. The deposits are presented according to their terms including accrued interest.

f.	Trade receivables:

Trade receivables are recognized when the Company’s right to consideration is unconditional, net of any estimated credit losses. The Company generally does not require collateral or security from its customers. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income (loss). Allowance for credit losses as of December 31, 2024 and as of December 31, 2023, was immaterial.

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

Inventories are stated at the lower of cost and net realizable value and valued on a specific identification cost basis. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Inventory write-offs are provided to cover technological obsolescence, excess inventories and discontinued products.

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

No inventory write-offs were recorded during the years ended December 31, 2024, 2023 and 2022.

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

The Company’s long-lived assets, including finite-lived intangible assets, are reviewed for impairment in accordance with ASC 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2024, 2023 and 2022, no impairment losses have been recognized.

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

The Company elected to combine lease and non-lease components for all contract leases. For short-term leases with a term of 12 months or less, operating lease right-of use (“ROU”) assets and liabilities are not recognized and the Company records lease payments on a straight-line basis over the lease term.

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

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities. The Company elected to account for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of cost of revenues.

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

The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less. As the period of time between delivery and payment for most of the Company’s contracts is less than one year, these contracts are not assessed for a significant financing component. In other contracts, the Company determined that those contracts generally do not include a significant financing component, as the primary purpose of the invoicing terms for these contracts is to provide customers with simplified and predictable ways of purchasing the Company’s products and services, not to receive or provide financing. Payment terms generally are 30 to 90 days.

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

Services: Revenues related to managed services, maintenance, support and post-contract customer support are recognized ratably over the contract period since these services have a consistent continuous pattern of transfer to a customer during the contract period. Professional services revenues are recognized as services are performed, using the method that best depicts the transfer of services to the customer.

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

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its share-options awards. The option-pricing model requires a number of assumptions, of which the most significant are the expected share price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term was estimated pursuant historical option exercise information. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected term of the options. Historically the Company has not paid dividends and in addition has no foreseeable plans to pay dividends, and therefore uses an expected dividend yield of zero in the option-pricing model.

No options were granted in 2023. The fair value for options granted in 2024 and 2022 is estimated at the date of grant with the following weighted average assumptions:

	2024	2022

Dividend yield	0%	0%
Exercise price	10.01	10.99
Expected volatility	40.06%	37.57%
Risk-free interest	4.03%	3.18%
Expected life (in years)	10	5

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Advertising and marketing expenses:

Advertising and marketing expenses consist primarily of marketing campaigns and tradeshows. Advertising and marketing expenses are charged to the consolidated statement of income (loss), as incurred. Advertising and marketing expenses for the years ended December 31, 2024, 2023 and 2022, amounted to $534, $622 and $278, respectively.

p.	Research and development costs:

Research and development costs are charged to the consolidated statement of income (loss) as incurred except for royalty-bearing participation from the IIA as described in Note 2m.

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

r.	Basic and diluted net income (loss) per share:

Basic and diluted income (loss) per Ordinary Share is presented in conformity with ASC 260, “Earnings Per Share”, for all periods presented. Basic income (loss) per Ordinary Share is computed by dividing net income (loss) for each reporting period by the weighted average number of Ordinary Shares outstanding during the period.

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

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Certain securities were not included in the computation of diluted income (loss) per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income (loss) per share was 50,459, 342,583 and 1,042,682 for the years ended December 31, 2024, 2023 and 2022, respectively.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income (loss) in the period that includes the enactment date. Deferred tax assets and liabilities are classified as noncurrent on the balance sheet.

The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will be realized.

t.	Income tax uncertainties:

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% of the amount likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company accounts for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2024 and 2023, no liability for unrecognized tax benefits was recorded.

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

Severance expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $1,194, $1,112, and $1,007, respectively.

v.	U.S. defined contribution plan:

The U.S. subsidiaries have a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $23 per year (for certain employees over 50 years of age the maximum contribution is $30.5 per year).

The U.S. subsidiaries match amounts equal to 100% of the first 5% of the employee’s base compensation that they contribute to the defined contribution plan per year per employee. For the years ended December 31, 2024, 2023 and 2022, the U.S. subsidiary recorded expenses for matching contributions of $140, $117 and $119, respectively.

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

The financial instruments of the Company consist mainly of cash and cash equivalents, bank deposits, trade receivables, trade payables and other liabilities and accrued expenses. The fair values of the Company cash and cash equivalents, bank deposits, trade receivables, other liabilities and accrued expenses and trade payables approximate their carrying amounts due to their short-term nature.

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

The Company accounts for its business acquisitions in accordance with ASC No. 805, “Business Combinations.” The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible and intangible assets acquired is assigned based on the fair values as of the date of the acquisition. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies’ respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Goodwill and Other Intangible Assets:

Goodwill and certain other purchased intangible assets have been recorded in the Company’s financial statements as a result of acquisitions.

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

For the two years ended December 31, 2024 and 2023, no impairment losses were identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets.

Amortization is calculated using the straight-line method over the estimated useful lives of the assets at the following:

December 31, 2024
Technology	4.67 years
Customer relationships	7.67 years

ab.	Reclassification:

Certain comparative figures have been reclassified to conform to the current year’s presentation.

ac.	Recently adopted accounting standards:

1.	In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. In addition, it provides new segment disclosure requirements for entities with a single reportable segment. This ASU was effective for the Company’s fiscal year 2024. The Company adopted this standard for its annual period beginning January 1, 2024. See Note 13b - Segment Reporting for further information.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Recently issued accounting standards:

1.	In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” . ASU 2023-09 requires additional categories of information about federal, state and foreign income taxes to be included in effective tax rate reconciliation disclosure. Additionally, the newly added categories also apply to the income taxes paid disclosure. Implementation of said additions is subject to quantitative thresholds. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact on its financial statement disclosures.

2.	In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Topic 220): Disaggregation of Income Statement Expenses,” which requires disaggregated disclosure in the notes to the financial statements of prescribed categories of expenses within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement disclosures.

NOTE 3: - REVENUE RECOGNITION

Revenue is recognized when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Control is either transferred over time or at a point in time, which affects the revenue recognition schedule.

Costs to obtain contracts:

The Company capitalizes an asset for the incremental costs of obtaining a contract whenever such expenses are expected to be recovered. Capitalized costs derive primarily from sales commissions or incentives granted to employees and partners. The Company’s contracts with customers include performance obligations related to products and services, some of which are satisfied at a point in time and others over time. Commission costs related to performance obligations satisfied at a point in time are expensed at the time of sale, which is when revenue is recognized. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income (loss). The Company elected to apply the practical expedient and recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Deferred commission costs capitalized are periodically reviewed for impairment. As of December 31, 2024 and 2023, the deferred commission costs capitalized included within other long-term receivables in the consolidated balance sheets were $3,057 and $1,205, respectively. During the year ended December 31, 2024, the Company recorded new contract acquisition assets in the amount of $3,964.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - REVENUE RECOGNITION (Cont.)

During the years ended December 31, 2024, 2023 and 2022 the Company amortized $2,112, $1,319 and $709, respectively, of capitalized contract acquisition costs which substantially included in the sales and marketing expenses. No impairment losses were recognized during such period.

Contract balances:

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when the right to consideration becomes unconditional. Billed receivables are recorded when an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2024 and 2023, unbilled receivables balances amounted to $7,336 and $3,950, respectively and are included within trade receivables balance in the Company’s balance sheets.

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

As of December 31, 2024, the Company had $73,500 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 67% of this amount as revenues during the next 12 months and the remainder thereafter.

Contract liabilities consist of deferred revenue and include unearned amounts received that do not meet the revenue recognition criteria as of the balance sheet date.

As of December 31, 2024, the Company had a balance of $6,848 of deferred revenues and advances from customers compared to $1,469 as of December 31, 2023. The change in the deferred revenues and advances from customers mainly derived from receiving payments for performance obligations that have not yet been satisfied.

During the year ended December 31, 2024, the Company recognized $524 that were included in deferred revenue (short-term contract liability) as of December 31, 2023.

For disaggregation of revenues please see Note 13c1.

 RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4: - INVENTORIES

	December 31,
	2024	2023

Finished products (*)	$1,667	$246

(*)	Includes amounts of $1,483 and $64 as of December 31, 2024 and 2023, respectively, with respect to inventory delivered to customers for which control has not been transferred.

NOTE 5: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2024	2023

Governmental authorities	$628	$581
Prepaid expenses	1,033	885
Others	158	126
	$1,819	$1,592

NOTE 6: - PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2024	2023

Cost:
Computers and electronic equipment	$4,827	$4,553
Office furniture and equipment	407	422
Leasehold improvements	334	320
	5,568	5,295
Accumulated depreciation:
Computers and electronic equipment	4,263	4,107
Office furniture and equipment	232	229
Leasehold improvements	194	161
	4,689	4,497
	$879	$798

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $338, $393 and $477, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7: - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2024	2023

Royalties - IIA payable	$1,378	$1,180
Accrued commissions	3,725	1,740
Accrued expenses	5,360	6,620
	$10,463	$9,540

NOTE 8: - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

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

Grants received from the IIA before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA filing, and that interest rate will apply to all of the funding received under that IIA approval, Grants received from the IIA after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 and until December 31, 2024 bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

As of December 31, 2024, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $56,177. The total research and development grants that the Company has received from the IIA as of December 31, 2024 were $50,226. The accumulated interest as of December 31, 2024, was $28,610 and the accumulated royalties paid to the IIA were $22,659.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2024, 2023 and 2022 were $1,825, $1,528, and $1,382, respectively.

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

No royalties were paid to the MOE during the years ended December 31, 2024, 2023 and 2022.

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

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $710). According to the above, as of December 31, 2024, the total royalties commitment the Company may be required to pay is an amount of up to $1,065 out of which $586 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $479 as of December 31, 2024.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8: - COMMITMENTS AND CONTINGENCIES (Cont.)

b.	Bank guarantees:

1.	As of December 31, 2024, the Company issued a bank guarantee to the Israeli Customs Authority that amounted to $27, which will expire on April 30, 2025.

2.

As of December 31, 2024, the Company issued a bank guarantees to a governmental entity in Israel as follow:

(a) Approximately $164, which expired on December 31, 2024.

(b) Approximately $99, which will expire on May 1, 2025.

(c) Approximately $689, which will expire on June 1, 2025.

NOTE 9: - LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with original lease periods expiring between 2024 and 2028. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

Lease payments included in the measurement of the operating lease liability comprise the following: the fixed non-cancelable lease payments and payments for optional renewal periods where it is reasonably certain the renewal period will be exercised. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The implicit rate within the operating leases is generally not determinable; therefore, the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in the economic environment where the leased asset is located.

On December 24, 2024, the Company’s lease of its offices in Israel was amended. As a result of the amendment, the operating lease ROU and the operating lease liability increased by $2,709.

The following table represents the weighted-average remaining lease term and discount rate:

	December 31,	December 31,
	2024	2023

Weighted average remaining lease term	3.82 years	1.20 years

Weighted average discount rate	5.26%	4.86%

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES (Cont.)

The components of lease expense for the year ended December 31, 2024 were as follows:

	Year ended	Year ended
	December 31, 2024	December 31, 2023

Fixed lease costs	$1,150	$1,108
Short-term lease costs	9	28
Total lease expense	$1,159	$1,136

Cash paid for amounts included in the measurement of operating lease liabilities was $822 and $818 during the years ended December 31, 2024 and 2023, respectively.

Maturities of the Company’s operating lease liabilities as of December 31, 2024 are as follows:

Operating Leases

2025	$1,005
2026	964
2027	956
2028	829
Total operating lease payments	$3,754
Less: imputed interest	350
Present value of lease liabilities	$3,404

NOTE 10: - BUSINESS COMBINATION, GOODWILL, AND INTANGIBLE ASSETS, NET.

On April 30, 2023, the Company acquired certain assets and liabilities of Continual for total gross consideration of $2,477. The asset acquisition was accounted for as a business combination. Continual is a leading mobility experience analytics company that uses Artificial Intelligence (AI) and Machine Learning (ML) to deliver advanced insights to help telecom operators improve their subscribers mobility experience. The Company expensed the related acquisition costs of $57 in General and Administrative.

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Continual’s technology into the Company’s portfolio. Goodwill is deductible for tax purposes.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - BUSINESS COMBINATION, GOODWILL, AND INTANGIBLE ASSETS, NET. (Cont.)

Pro forma results of operations have not been presented because the acquisition was not material to the Company’s results of operations.

The purchase price allocation for the acquisition has been determined as follows:

For the Year ended
December 31,
2023
Goodwill	$1,243
Technology	1,048
Customer relationships	887
Short term and long term IIA liability	(701)
$2,477

The following table represent the changes in carrying amount of goodwill:

	Year ended December 31,	Year ended December 31,
	2024	2023
Balance as of beginning of the year	$1,243	$-
Goodwill acquired	$-	$1,243
Closing balance	$1,243	$1,243

The composition of intangible assets is as follows:

	Year ended December 31,	Year ended December 31,
	2024	2023
Original amount:
Technology	$1,048	$1,048
Customer relationships	887	887
	$1,935	$1,935
Less - accumulated amortization
Technology	$376	$151
Customer relationships	193	77
	569	228
Intangible assets, net	$1,366	$1,707

Amortization expenses for the years ended December 31, 2024 and 2023 amounted to $341 and $228, respectively. In 2022 there were no amortization expenses.

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

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2024.

In accordance with the tax laws, tax returns submitted up to and including the 2019 tax year can be regarded as final. As of December 31, 2024, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2024, the Company’s estimated tax loss carryforward and capital loss were $38,517 and $1,725, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

As of December 31, 2024, the Company’s research and development expenses carryforward for tax purposes in Israel amounted to approximately $6,186.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

b.	Foreign subsidiaries:

U.S. subsidiary:

1.	The U.S. subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

2.	The U.S. subsidiary’s utilized the federal tax loss carryforward from previous years and have no tax loss carryforward as of December 31, 2024.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2020 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $2,461 as of December 31, 2024, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2019 tax year can be regarded as final.

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 25% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2018 tax year can be regarded as final.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2024	2023
Deferred tax assets:
Carryforward tax losses	$10,093	$10,449
Research and development	1,423	2,594
Operating lease liabilities	810	381
Accrued social benefits and other	608	494

Gross deferred tax assets before valuation allowance	12,934	13,918
Less - valuation allowance	(12,004)	(13,478)
Total deferred tax assets	930	440

Gross deferred tax liabilities:
Operating lease ROU assets	$(815)	$(388)
Other	(115)	(52)
Total deferred tax liabilities	(930)	(440)

Net deferred tax assets	$-	$-

The net change in the total valuation allowance for the year ended December 31, 2024 was a decrease of $1,474. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment.

d.	Taxes on income are mainly comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

e.	The components of income (loss) before income taxes are as follows:

	Year ended December 31,
	2024	2023	2022

Domestic (Israel)	$5,642	$2,610	$(3,043)
Foreign	1,560	1,285	945
Income (loss) before income taxes	$7,202	$3,895	$(2,098)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

f.	Reconciliation of the theoretical tax expense (benefit) and the actual tax expense:

	Year ended December 31,
	2024	2023	2022

Income (loss) before income taxes, as reported in the consolidated statements of income (loss)	$7,202	$3,895	$(2,098)
Statutory tax rate in Israel	23%	23%	23%
Theoretical tax expense (benefit)	$1,656	$896	$(483)
Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(15)	(25)	(22)
Non-deductible expenses and other permanent differences	(328)	654	427
Differences in taxes arising from foreign currency exchange, net	218	(81)	(50)
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	(1,346)	(1,267)	256
Other	49	5	31
Income taxes	$234	$182	$159

NOTE 12: - SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2024, and 2023 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Share option plan:

1.	The Company has granted options under an option plan as follows:

a)	The 2013 Share Option Plan:

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

b)	During the year ended December 31, 2022, the Company’s Board approved the grant of 418,733 RSUs and 4,906 options to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-5 years, commencing as of the date of grant.

c)	During the year ended December 31, 2023, the Company’s Board approved the grant of 235,000 RSUs to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant under the 2013 Share Option Plan.

d)	The 2023 Equity Incentive Plan:

On March 28, 2023, the Company’s Board adopted a new equity incentive plan named the “2023 Equity Incentive Plan” pursuant to which the Company may grant options to purchase its Ordinary Shares and RSUs to its employees, directors, consultants and contractors. The 2023 Equity Incentive Plan expires on March 28, 2033.

e)	During the year ended December 31, 2023, the Company’s Board approved the grant of 963,500 RSUs to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant under the 2023 Equity Incentive Plan.

f)	During the year ended December 31, 2024, the Company’s Board approved the grant of 997,364 RSUs and 112,028 Options to certain employees and directors of the Company. Such RSUs have vesting schedules of 1-4 years, commencing as of the date of grant under the 2023 Equity Incentive Plan.

As of December 31, 2024, the aggregate total number of shares reserved under the 2023 Equity Incentive Plan, is 3,000,000, out of which 1,180,308 Ordinary Shares are still available for future grants under the 2023 Equity Incentive Plan as of that date.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

2.	Stock options for the year ended December 31, 2024 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of January 1, 2024	39,597	7.98	1.75	16
Granted	112,028	10.01
Outstanding as of December 31, 2024	151,625	9.48	7.43	437
Vested and expected to vest at December 31, 2024	50,321	8.42	2.68	198
Exercisable as of December 31, 2024	50,321	8.42	2.68	198

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2024 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2024. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

3.	RSUs for the year ended December 31, 2024 under the Company’s 2013 Share Option Plan and 2023 Equity Incentive Plan are as follows:

Number of RSUs

Outstanding as of January 1, 2024	1,320,530
Granted	997,364
Vested	(607,884)
Cancelled	(239,084)
Outstanding as of December 31, 2024	1,470,926

4.	The weighted average fair value of options granted during the year ended December 31, 2024 and 2022 were $6.27 and $4.64, respectively. No options were granted during the year ended December 31, 2023.

5.	The weighted average fair values of RSUs granted during the years ended December 31, 2024, 2023 and 2022 were $9.67, $8.43 and $11.68 per share, respectively.

6.	The total fair value of RSUs, as of their respective release dates, was $6,138, $5,421, and $6,588 during the years ended December 31, 2024, 2023, and 2022, respectively.

7.	The following table summarizes the allocation of the Company’s share-based compensation within the consolidated statements of income (loss):

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$381	$440	$391
Research and development, net	2,047	2,690	2,503
Sales and marketing	2,024	1,819	1,386
General and administrative	1,645	1,168	894
	$6,097	$6,117	$5,174

8.

As of December 31, 2024, there are $14,547 of total unrecognized costs related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 2.50 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company identifies its operating segments in accordance with ASC Topic 280, “Segment Reporting.” Operating segments are defined as components of an entity for which separate financial information is available and it is regularly reviewed by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company’s CODM is the Chief Executive Officer who makes operating decisions, assess performance and allocates resources on a consolidated basis. The Company’s CODM uses consolidated net income to review actual results and decide where to allocate additional resources within the business to continue growth. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

b.	The following tables present total revenues for the years ended December 31, 2024, 2023 and 2022 and long-lived assets, net as of December 31, 2024 and 2023 by geographic regions:

1.	Revenues by geographic region are as follows:

	Year ended December 31,
	2024	2023	2022

North America	$36,087	$31,829	$22,943
Asia (*)	12,725	9,786	12,513
Latin America	327	1,266	2,959
EMEA (including Israel)	11,870	8,719	7,636
	$61,009	$51,600	$46,051

(*)	Includes Japan which accounted for more than 10% of the Company’s revenues in all years presented.

Total revenues are attributed to geographic areas are based on the location of the end-customer.

In 2024, 2023 and 2022, the amount of export revenues represented 89%, 96% and 97%, respectively, of the Company’s total revenues.

2.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2024	2023	2022
	%
A	51	52	49
B (*)	26	24	28
C	11	(**)	5
	88%	76%	82%

(*)	For the year ended December 31, 2024, operating both in Asia and EMEA.

(**)	Less than 1%.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

3.	Long-lived assets by geographic areas:

	Year ended December 31,
	2024	2023

Israel	$3,643	$1,573
United States	480	577
Other	177	299
Total long-lived assets (1)	$4,300	$2,449

(1)	Long-lived assets are comprised of property and equipment, net and operating lease right-of use.

NOTE 14: - SELECTED STATEMENTS OF INCOME (LOSS) DATA

a.	Financial income, net:

	Years ended December 31,
	2024	2023	2022

Financial Income:
Interest income	$4,692	$4,304	$1,778
Foreign currency exchange gain	927	730	1,313
	5,619	5,034	3,091
Financial expenses:
Bank charges	(189)	(135)	(16)
Foreign currency exchange loss	(1,315)	(342)	(1,059)
	(1,504)	(477)	(1,075)
	$4,115	$4,557	$2,016

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14: - SELECTED STATEMENTS OF INCOME (LOSS) DATA (Cont.)

e.	Net income (loss) per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2024	2023	2022
Numerator:
Numerator for basic net income per Ordinary Share	$6,968	$3,713	$(2,257)
Numerator for dilutive net income (loss) per Ordinary Share	$6,968	$3,713	$(2,257)

Denominator:
Denominator for basic net income (loss) per Ordinary Share - weighted average number of Ordinary Shares	15,666,457	15,098,642	14,525,449
Effect of dilutive securities:
Share-based compensation granted	488,693	199,305	-
Denominator for diluted net income (loss) per Ordinary Share - adjusted weighted average number of Ordinary Shares	16,155,150	15,297,947	14,525,449

NOTE 15: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below.

1.	On May 19, 2023, Zohar Zisapel, a co-founder of the Company, a member of the Company’s Board of Directors and a major shareholder, passed away. His heirs Mr. Michael Zisapel and Mrs. Klil Zisapel are significant shareholders.

2.	Certain premises occupied by the Company are rented in part from an entity in which Mr. Michael Zisapel and Mrs. Klil Zisapel hold an interest and in part from Zisapel Properties (1992) Ltd and certain premises occupied by the Company US subsidiary are rented in part from an entity in which Mr. Michael Zisapel and Mrs. Klil Zisapel hold an interest and in part from Yehuda Zisapel Properties, Inc (see also Note 9). On May 19, 2023, Zisapel Properties (1992) Ltd and Yehuda Zisapel Properties, Inc. ceased being related parties to the Company. The aggregate net amounts of lease and related maintenance expenses related to entities affiliated with related parties were $206, $443 and $684 in 2024, 2023 and 2022, respectively.

3.	Mr. Michael Zisapel and Mrs. Klil Zisapel also holds an interest in various entities known as the RAD-BYNET Group. Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT. The aggregate amounts of administrative and IT services provided were $12 and $33 in 2023 and 2022, respectively. In 2024, there were no administrative and IT services paid to related parties. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses” and “Capital expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

4.	From time to time, the Company purchases certain products and services from members of the RAD-BYNET Group. In 2024, 2023 and 2022, the aggregate amounts of such purchases were approximately $17, $17 and $44, respectively. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses”.

During 2024 and 2023, there was no purchasing of inventory from RAD-BYNET Group, while during 2022, the Company purchased inventory which amounted approximately $89.

5.	The Company’s director and Chairman of the Board also serves as a director in the parent company of 2 of our vendors, from which the Company purchased in 2024 certain services, in the aggregate amount of $566. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses”.

b.	The executive chairman of the Board, Ms. Rachel (Heli) Bennun (the “Executive Chairman”) was Mr. Zohar Zisapel’s significant other until he passed away on May 19, 2023. The Executive Chairman was entitled to a fixed monthly salary. During the years ended December 31, 2023 and 2022, the Company recorded salary expenses with respect to the Executive Chairman in the amount of $291 and $140, respectively. On December 31, 2024, the Executive Chairman retired from her position as Executive Chairman and is no longer considered as a related party to the Company. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses”.

In 2023 and 2022, in addition to the fixed monthly salary, the Executive Chairman earned annual bonuses amounting to approximately $233 and $106, respectively. On December 31, 2024 the Executive Chairman retired from her position as Executive Chairman and is no longer considered as a related party to the Company.

c.	Balances with related parties:

	December 31,
	2024	2023
Assets:
Other accounts receivable and prepaid	$11	$7
Operating lease right-of-use assets	$829	$631

Liabilities:
Trade payables	$219	$5
Other liabilities and accrued expenses	$200	$3
Operating lease liabilities - current	$223	$270
Operating lease liabilities – non-current	$606	$358

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

d.	Transactions with related parties:

	Year ended December 31,
	2024	2023	2022
Expenses (1):
Cost of revenues	$58	$205	$213
Operating expenses:
Research and development, net	$118	$249	$470
Sales and marketing	$663	$119	$166
General and administrative	$15	$545	$360
Capital expenses	$-	$-	$13

(1)	Including utilities expenses charged to the related party and reimbursed by the Company.

NOTE 16: - SUBSEQUENT EVENTS

a.	On December 31, 2024, the Company’s former Executive Chairman retired from her position. She was succeeded by a member of the Board who assumed the position of Chairman of the Board as of January 1, 2025.

b.	On January 1, 2025, the Company’s Chairman of the Board was granted an additional grant of 17,220 RSUs and 22,960 options for his service as a Chairman, pursuant to a resolution of the Company’s annual general shareholders meeting held on October 15, 2024. The RSUs and options vest over a period of 1.75 years, in equal monthly installments commencing on the grant date. The options have an exercise price of $11.89 per share and expire 10 years from the grant date. See also Note 16a.

c.	On January 7, 2025, the extraordinary general meeting of shareholders approved the compensation terms of the Company’s Chief Executive Officer, including the grant of 180,000 RSUs. The RSUs vest over a period of 4 years, commencing on the grant date.

------------------------------

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended (incorporated herein by reference to the (i) Registration Statement on Form F-1 of RADCOM Ltd. (File No. 333-05022), filed with the SEC on June 12, 1996, (ii) Form 6-K of RADCOM Ltd., filed with the SEC on April 1, 2008 and (iii) Exhibit 99.2 to Form 6-K of RADCOM Ltd., filed with the SEC on November 23, 2015).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

2.2	Description of rights of the Company’s Ordinary Shares (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	RADCOM Compensation Policy for Executive Officers and Directors, approved on July 21, 2022, as amended and restated on August 3, 2023, and amended on October 15, 2024 (incorporated herein by reference to Exhibit A to the Exhibit 99.1 to the Form 6-K of RADCOM Ltd., filed with the SEC on September 27, 2024).

4.3	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.4	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.5	Supplemental Agreement, dated December 13, 2024, by and between AT&T Services, Inc. and the Company (filed herewith). *

4.6	Amendment to Software and Professional Services Agreement dated March 19, 2025, by and between AT&T Services, Inc. and the Company (filed herewith). *

4.7	Master Software and Professional Services Agreement, dated May 21, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.8	Amendment to Master Software and Professional Services Agreement, dated May 21, 2024, by and between Rakuten Mobile, Inc. and the Company (filed herewith).*

4.9	Rakuten Managed Services Agreement, dated May 22, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020).*

4.10	Rakuten 5G NSA/SA Managed Services Agreement, dated October 23, 2020, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021).*

4.11	Amendments to Statements of Work, dated February 21, 2024, by and between Rakuten Mobile, Inc. and the Company (filed herewith).*

4.12	RADCOM 2023 Equity Incentive Plan (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023).

4.13	Form of Indemnification Agreement (incorporated herein by reference to Appendix A to the Form 6-K of RADCOM Ltd., filed with the SEC on August 10, 2011).

8.1	List of Subsidiaries (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023).

11.1	RADCOM Ltd. Insider Trading Policy and Guidelines with Respect to Certain Transactions in Company Securities (filed herewith).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, dated March 26, 2025 (filed herewith).

97.1	Clawback Policy (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2023, filed with the SEC on April 2, 2024).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2024 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2024, 2023 and 2022 (iii) Consolidated Balance Sheets at December 31, 2024 and 2023; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2024, 2023 and 2022; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022; and (vi) Notes to Consolidated Financial Statements (filed herewith).

104	Cover Page Interactive Data File. (Formatted as Inline XBRL and contained in Exhibit 101).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) would likely cause competitive harm to RADCOM if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Hadar Rahav
Name:	Hadar Rahav
Title:	Chief Financial Officer

Date: March 26, 2025