Form 20-F
period 2025-12-31
RADCOM LTD
filed 2026-03-31
CIK 1016838

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

24 Raoul Wallenberg Street, Tel-Aviv 6971920, Israel

(Address of Principal Executive Offices)

Mr. Hod Cohen

Chief Financial Officer

(+972) 3-645-5055 (Telephone) / (+972) 3-647-4681 (Fax)

24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2025, there were 16,592,725 ordinary shares outstanding, NIS 0.20 par value per share.

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

These forward-looking statements include, but are not limited to:

●	our plans to become the market leader for network visibility and service assurance to leading communication service providers, or CSPs, and increase our sales;

●	continued launching and expanding of 5G networks around the world and continued trends, such as moving networks to the cloud;

●	our plans to focus our expansion efforts on Tier 1 and other leading and innovative CSPs in the North American, European, and Asia-Pacific markets as well as mid-tier operators and our success in doing so;

●	our expectations to maintain our technological advantage over our competitors;

●	our ability to meet any guidance we may provide to the public from time to time and expectation to increase levels of expenses on sales and marketing and allocate significant resources to research and development;

●	our ability to successfully deliver and implement our solutions to AT&T Services, Inc., or AT&T, Rakuten Mobile, Inc., or Rakuten, and other CSPs;

●	our ability to identify, market and sell our solutions to CSPs migrating to the 5G, cloud-native virtualized network environments, Long-Term Evolution, or LTE, and Voice over Long-Term Evolution, or VoLTE, networks;

●	our ability to release and deploy newly launched product offerings;

●	our expectations that the cloud-native virtualized network environments and transition to the 5G networks will gain momentum;

●	our expectation that the adoption and use of agentic artificial intelligence, or Agentic AI by CSPs to enable “zero-touch” network operations will gain momentum;

●	trends in our industry as a whole and their effect on us;

●	our expectations regarding CSPs’ implementation and usage of next-generation services and the resulting potential need for our solutions and the pace of such implementation and adoption of the 5G technology

●	our ability to successfully expand our addressable market through strategic partnerships, mergers and acquisitions; and

●	general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the Russia-Ukraine conflict, the proposed judicial and other legislation by the Israeli government and impact of the terrorist attacks and war in Israel, on general economic conditions and on our business in the short and long terms.

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

Risks Related to Our Business and Our Industry

●	Our business is dependent on a limited number of significant customers and the loss of a significant customer could materially adversely affect our results of operations.

●	We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

●	The pace at which we grow our business depends on our current and potential customers’ internal processes and decisions regarding the transition to 5G or to deploy new assurance solutions and our ability to secure new customers. Our expectations regarding the pace of 5G rollout may not materialize.

●	Disruptions to our information technology, or IT, systems due to system failures or cybersecurity attacks may impact our operations, which would materially adversely affect our reputation and business.

●	A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations.

●	The market for our solutions is characterized by rapidly changing technology and we may be materially adversely affected if we do not respond promptly and effectively to such changes.

●	Our large customers have substantial negotiating leverage, which may require that we agree to terms and conditions that may have an adverse effect on our business, or enter into long-term sales agreements that may prove unprofitable to us.

●	Our strategy to focus most of our sales efforts on Tier 1, Greenfield Operators and other leading CSPs in the North American, European, Japan and select other markets may not be successful.

●	Quarterly fluctuations and unpredictability in our results of operations may cause our share price to fluctuate or to decline.

●	Our gross margins may vary over time and we may not be able to sustain or improve upon our recent levels of gross margin which may have an adverse effect on our future profitability.

●	Current market conditions, including inflation and recessionary pressures could affect our growth and profitability.

●	Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

●	Most of our customers usually require a detailed and comprehensive evaluation process before they order our solutions. Our sales process may be subject to delays that could significantly decrease our revenues and result in the eventual cancellations of some sale opportunities.

●	Our business could be harmed if we were to lose the services of one or more members of our senior management team, or if we are unable to attract and retain qualified personnel.

●	The complexity and scope of the solutions we provide to larger CSPs is increasing. Larger projects entail greater operational risk and an increased chance of failure.

●	Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business.

●	We incorporate open-source technology in our solutions which may expose us to liability and have a material impact on our product development and sales.

●	Our use of AI, Generative AI, or GenAI, Agentic AI, machine learning, or ML, data analytics and similar tools and technologies, or, collectively, AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties and result in risks in various aspects, such as intellectual property, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

●	Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

●	We may be subject to claims of infringement of third-party intellectual property which may have an adverse effect on our business.

●	Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

Risks Related to Our Ordinary Shares

●	Shareholders’ activism may negatively impact the price of our ordinary shares and cause changes to our business.

Risks Related to Our Location in Israel

●	Security, political and economic instability in the Middle East in general, and in Israel in particular, including the ongoing war in Israel and escalation into broader regional hostilities involving the United States, Iran and other state and non-state actors, may harm our business.

●	Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management’s ability to run our company.

●	As a foreign private issuer, we are subject to reporting and corporate governance requirements that differ from those applicable to U.S. domestic companies.

i

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[RESERVED.]

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below before investing in our ordinary shares. Our business, operating results and financial condition could be seriously harmed due to any of the following risks, among others. If we do not successfully address the risks to which we are subject, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks. These disclosures reflect the Company’s beliefs and opinions as to factors that could materially and adversely affect the Company and its securities in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors have occurred in the past or their likelihood of occurring in the future.

Risks Related to Our Business and Our Industry

Our business is dependent on a limited number of significant customers and the loss of any significant customer could materially adversely affect our results of operations.

Our business is dependent on a limited number of significant customers. For example, our three largest customers accounted for approximately 86% of our revenue in fiscal year 2025. The loss of any significant customer, a significant decrease in business from any such customer, or a reduction in customer revenue due to adverse changes in the terms of our contractual arrangements, market conditions, customer circumstances or other factors could have a material adverse effect on our results of operations and financial condition. Revenue from individual customers may fluctuate from time to time based on the commencement, scope and completion of projects or other engagements, the timing and magnitude of which may be affected by market or other conditions.

We may lose significant market share as a result of intense competition in the market for our existing and future solutions.

Several companies compete with us in the market for service assurance and Customer Experience Management that offer cloud-native, software-based, automated service assurance solutions. We expect that competition will increase in the future, both with respect to solutions that we currently offer and solutions that we are developing and the use of AI within the solutions. Moreover, vendors of data communications and telecommunications networks with whom we partner or may partner, may in the future incorporate into their products capabilities similar to ours, thus reducing the demand for our solutions. Some of our existing and potential competitors have substantially greater resources, including financial, technological, engineering, manufacturing, and marketing and distribution capabilities, and several of them may enjoy greater market recognition than us. We may not be able to compete effectively with our competitors. A failure to do so could adversely affect our revenues and profitability.

The pace at which we grow our business depends on our current and potential customers’ internal processes and decisions to deploy new assurance systems and our ability to secure new customers, as well as retain and expand business with existing customers. Our expectations regarding the pace in which current and potential customers’ transition to new assurance solutions may not materialize.

The need for a new assurance system increases for CSPs transitioning to 5G. The pace of transition to 5G and timeframe for reaching a mature infrastructure for 5G is dependent on CSPs’ internal decisions regarding 5G technology implementation, timing, and budgeting. Such decisions may be affected by the overall pace of 5G deployment in the industry as well as by other technological trends such as the transition to fully virtualized cloud-native networks. Our ability to grow our business is further dependent on our ability to secure new customers. To the extent that CSPs will not choose our solution, the pace in which we could grow our business may be adversely affected.

The pace at which we deploy our solutions is directly affected by the pace of CSPs’ internal processes, the pace of maturation of the 5G market and the pace of CSPs’ decisions to deploy a new assurance system. To the extent that CSPs elect not to deploy 5G, or to delay the transition to cloud-native 5G networks, or delay decisions to deploy new assurance systems our sales cycles may lengthen, and the growth of our business may be adversely affected.

We believe that most of the industry’s leading CSPs will roll out 5G networks which will in turn promote the adoption of cloud-native, software-based and AI-based, assurance solutions. Our expectation is that the market for our solutions will materialize and gain momentum as a result. However, our expectations may not be correct, and the actual pace of cloud-native, network transformation and/or 5G rollout may take longer than we anticipate or may not occur at all. If the demand for cloud-native, software-based networks and new assurance solutions does not continue to grow or the 5G rollout does not materialize, our business, financial condition and results of operations may suffer.

Disruptions to our IT systems due to system failures or cybersecurity attacks may impact on our operations, which would materially adversely affect our reputation and business.

We believe that an appropriate IT infrastructure is important in order to support our daily operations and the growth of our business. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business, and we may fail to meet our reporting obligations. Additionally, if our current business continuity plan, back-up storage arrangements and our disaster recovery plan are not operated as planned, we may not be able to effectively recover our information system in the event of a crisis, which may materially affect our business and results of operations.

In the current environment, there are numerous and evolving risks to cybersecurity and privacy, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, employee malfeasance and human or technological errors. High-profile security breaches at other companies and in government agencies have increased in recent years, and security industry experts and government officials have warned about the risks of hackers and cyberattacks targeting businesses such as ours. Computer hackers and others routinely attempt to breach the security of technology products, services and systems, and to fraudulently induce employees, customers, or others to disclose information or unwittingly provide access to systems or data. Although we have invested in measures to reduce these risks, we can provide no assurance that our current IT systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. Legislative or regulatory action in these areas is also evolving, and we may be unable to adapt our IT system to accommodate these changes. We have experienced and expect to continue to experience attempted cyberattacks of our IT networks. Although none of these attempted cyberattacks has had a material adverse effect on our operations or financial condition thus far, we cannot guarantee that any such incidents will not have a material adverse effect on our operations or financial condition in the future. Furthermore, a cyberattack that bypasses our IT security systems, causing an IT security breach could lead to a material disruption of our information systems, the loss of business information and loss of service to our customers. Additionally, we have access to sensitive customer information in the ordinary course of business. If a significant data breach occurs and we lose customer information, our reputation may be materially and adversely affected, our customers’ confidence in us may be diminished, or we may be subject to legal claims, any of which may contribute to the loss of customers and have a material adverse effect on our business and result of operations. In addition, the continued worldwide threat of terrorism and heightened security in response to such threat may cause further disruptions and create further uncertainties or may otherwise materially adversely affect our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders, or in theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property, our business and results of operations could be materially and adversely affected.

A reduction in some CSPs’ revenues and profitability could lead to decreased investment in capital equipment and infrastructure which may, in turn, affect our revenues and results of operations. A continued slowdown in our customers’ investment in capital equipment and infrastructure might materially and adversely affect our revenues and results of operations.

Our future success is dependent upon the continued growth of the telecommunications industry as well as the specific sectors that we target, which currently include, among others, 5G mobile, Internet of Things, or IoT, 4G mobile, Voice over Long Term Evolution, or VoLTE, Private Networks and Roaming. During the last few years, some of the CSPs have experienced a reduction in their revenues from subscribers and lower profitability, which affected their investment budgets. This trend may continue. The global telecommunications industry and various sectors within the industry are evolving rapidly and it is difficult to predict its potential growth rate or future trends in technology development. Our future success also depends upon the increased utilization of our solutions by next-generation network operators and specifically cloud-native networks on private and public clouds, who may not adopt our technology.

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

We believe that the significant share of technology advances, including AI, cloud-native, software-based and 5G deployment activity are expected to continue to take place in North America, Europe, Japan, selected CSPs in Asia-Pacific and selected CSPs in Latin America. We have accordingly enhanced our presence and focused our sales and marketing resources in some of these markets. While we focus our sales and marketing resources in such selected markets, we cannot assure the selection of our solutions by Tier 1 CSPs, CSPs that build new networks from scratch, or Greenfield Operators, or other leading CSPs operating in such markets and therefore we may not be successful in expanding our business as we plan.

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

Our gross margins may vary over time, and we may not be able to sustain or improve upon our recent levels of gross margin, which may have an adverse effect on our future profitability.

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

Current market conditions, including inflation and recessionary pressures, could affect our growth and profitability.

Inflation rates, geopolitical issues, increase in energy costs, interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, may result in a slowdown in the level of investments made by CSPs, including, the transition of CSPs to 5G, which can impact our business, operating results, and financial condition.

Our sales derived from emerging market countries may be materially adversely affected by economic, exchange rates, regulatory and political developments in those countries.

We plan to continue to generate revenue from various emerging market countries which represent a relatively small portion of our existing business and our expected growth. Economic or political turmoil in these countries could materially adversely affect our revenues and results of operations. Our investments in emerging market countries may also be subject to risks and uncertainties, including unfavorable taxation treatment, exchange rates, challenges in protecting our intellectual property rights, nationalization, inflation, currency fluctuations, or the absence of unexpected changes in, regulation as well as other unforeseeable operational risks.

Most of our customers usually require a detailed and comprehensive evaluation process before they order our solutions. Our sales process may be subject to delays that could significantly decrease our revenues and result in the eventual cancellations of some sales opportunities.

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

We cannot be sure that our systems, procedures and managerial controls will be adequate to support our operations. If we cannot adequately manage our business growth, our results of operations may suffer. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to record and report financial and management information on a timely and accurate basis. We believe that significant growth may require us to hire additional personnel.

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

Our future growth and success depend to an extent upon the continuing services of our executive officers and other key employees including our Chief Executive Officer, Benjamin (Benny) Eppstein, Chief Operating Officer, Hilik Itman, and our Chief Technology Officer, Rami Amit. Competition for qualified management and other high-level telecommunications industry personnel is intense, and we may not be successful in attracting and retaining qualified personnel. If we lose the services of any senior management team or key employees, we may not be able to manage our business successfully or to achieve our business objectives.

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

The complexity and scope of the solutions we provide to large CSPs is increasing. Large projects entail greater operational risk and an increased chance of failure.

The complexity and scope of the solutions we provide to large CSPs is increasing. The larger and more complex such projects are, the greater the operational risks associated with such projects. These potential risks include failure to successfully deliver our solution, failure to fully integrate our solutions with third party products and complex environments in the CSP’s network, and our dependence on subcontractors and partners for the successful and timely completion of such projects. Failure to complete a larger project successfully could expose us to potential contractual penalties, claims for breach of contract and in extreme cases, to cancellation of the entire project, and may result in difficulty in collecting payment and recognizing revenues from such project and may also harm our reputation all of which could have a material adverse effect on our business, financial condition and results of operations.

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

More and more CSPs require us to perform a product hardening in order to prevent security vulnerabilities via our products that may result in security breaches in our customers’ data. Although we dedicate substantial efforts to improve our development processes in order to address the customers’ security requirements, we may not be able to implement improvements in an efficient or timely manner and may discover deficiencies in existing controls, programs, systems and procedures, and we may not be able to fully comply with such requirements, which may cause cancellation of contracts or damages as well as loss of reputation and claims by our CSP customers and may have an adverse effect on our business and financial results. See Item “16.K—Cybersecurity” for additional information.

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

We incorporate open-source technology in our solutions which may expose us to certain liabilities and may have a material impact on our product development and sales.

Some of our solutions utilize open-source technologies. These technologies are licensed to us under varying license structures. These licenses pose a potential risk to our solution in the event they are inappropriately integrated. If we have not, or do not in the future, properly integrate software that is subject to such licenses into our solutions or if we utilize open-source software that is subject to licensing terms that are incompatible with our use, we may be required to disclose our own source code to the public or may lose rights to our solutions. Any such requirement to disclose or grant rights to our source code or other confidential information related to our solutions could, therefore, materially adversely affect our competitive advantage and impact our business, financial condition and results of operations.

Our use of AI, GenAI, Agentic AI, ML, data analytics and similar tools and technologies, or, collectively, AI and Related Tools, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with product development and integration and accuracy of the results and may otherwise not prove efficient or profitable, may not be widely or timely accepted by our customers or the market, may enhance intellectual property, cybersecurity, operational and technological risks, or may otherwise adversely impact our business or operations, or subject us to possible litigation.

As we continue to diversify our product offerings, we may utilize AI and Related Tools in connection with our business and in our solutions. We have begun to include GenAI and Agentic AI capabilities through our RADCOM ACE portfolio and as part of our RADCOM AIM (AI Framework). Given the short time that has elapsed since GenAI and Agentic AI became commercially viable, and the rapid pace of change in the GenAI and Agentic AI space, we have limited experience with GenAI and Agentic AI and may experience any number of difficulties including with respect to product development and integration with our existing offerings and IT systems, or accuracy of the results. Additionally, there are significant risks involved in utilizing AI and Related Tools and no assurance can be provided that the usage of such AI and Related Tools will enhance our business, the business of our customers, or assist us in being more efficient or profitable. Further, AI and Related Tools may have errors or inadequacies that are not easily detectable. For example, certain AI and Related Tools may utilize historical telecom related data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the sector, or the AI and Related Tools fail to filter biases in the underlying data or collection methods, the usage of AI and Related Tools may lead us or our customers to make determinations on behalf of our products or our customers’ business that are based on such flawed data, including decisions, that may have an adverse effect. If AI and Related Tools are incorrectly designed or the data used to train them is incomplete, inadequate or biased in some way, use of AI and Related Tools may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our or our customers’ business goals, do not comply with our or our customers’ policies or interfere with the performance of our or our customers’ products, services, business and reputation.

Additionally, there can be no assurance that any GenAI, Agentic AI or other AI and Related Tool solutions we develop will be adopted by the market, or be profitable or viable. Our limited experience with respect to GenAI and Agentic AI offerings could limit our ability to successfully bring new GenAI and other AI and Related Tool solutions and offerings to market or adapt to market changes. If we are unsuccessful in developing, integrating and offering GenAI, Agentic AI and other AI and Related Tool solutions, our business, results of operations and financial condition could be adversely affected.

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

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely upon a combination of contractual rights, software licenses, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our intellectual property rights in our solutions and technologies. In addition, we sometimes enter into non-competition, non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and certain suppliers with access to sensitive information. We currently have nine registered patents, one pending patent application and one pending provisional patent application. However, these measures may not be adequate to protect our technology from third-party infringement. Additionally, effective intellectual property protection may not be available in every country in which we offer, or intend to offer, our solutions.

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

We have received an aggregate of $50.2 million in royalty-bearing grants for certain research and development activities pursuant to an incentive program. Accordingly, we are obligated to pay royalties to the IIA on revenues from products developed pursuant to the program or deriving therefrom. In addition, under the terms of the program our ability to transfer any resulting know-how is subject to certain terms and conditions. The Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the Innovation Law, generally requires a grant recipient and its controlling shareholders to notify the IIA of changes in the ownership of the recipient company and to undertake to the IIA to observe the laws governing the grant programs. We are committed to pay royalties with respect to aforesaid grants until 100% of the U.S. dollar-linked grant plus annual London Interbank Offered Rate, or LIBOR, interest is repaid, or, as outlined below, according to the Secured Overnight Financing Rate, or SOFR. Nonetheless, the amount that we may be required to pay to the IIA, may be higher in certain circumstances, such as when the manufacturing activity or know how is transferred outside of Israel. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by SOFR, in June 2023. Pursuant to the latest IIA regulations, grants received from the IIA on applications that had been approved before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA filing, and that interest rate will apply to all of the funding received under that IIA approval. Grants received from the IIA on applications that had been approved after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

We may be subject to claims of infringement of third-party intellectual property which may have an adverse effect on our business.

Third parties may from time to time assert against us infringement claims or claims that we have violated license terms, a patent or infringed a copyright, trademark or other proprietary right belonging to them. If such infringement were found to exist, we might be required to modify our products or intellectual property or to obtain a license or right to use such technology or intellectual property. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

We have incurred net losses in the past and we may not sustain profitability in the future.

In 2025, 2024 and 2023 we achieved net income of approximately $12.0 million, $7.0 million and $3.7 million, respectively, while in 2022, we incurred a net loss of approximately $2.3 million. We may be unable to sustain profitability or may again incur losses in the future, which could materially affect our cash and liquidity and could adversely affect the value and market price of our ordinary shares.

Our international presence exposes us to risks associated with varied and changing political, cultural, legal and economic conditions worldwide and if we fail to adapt appropriately to the challenges associated with operating internationally the expected growth of our business may be impeded, and our operating results may be affected.

While we are headquartered in Israel, most of our revenues are being generated outside of Israel. Our international sales will be limited if we cannot continue to establish and maintain relationships with international distributors and resellers, set up additional foreign operations, expand international sales channel management, hire additional personnel, develop relationships with international CSPs and operate adequate after-sales support internationally.

Even if we are able to successfully further expand our international operations, we may not be able to maintain or increase international market demand for our solutions. Our international operations are subject to a number of risks, including:

●	legal, language and cultural differences in the conduct of business;

●	challenges in staffing and managing foreign operations due to the limited number of qualified candidates and due to employment laws and business practices in foreign countries;

●	our inability to comply with import/export, environmental and other trade compliance and other regulations of the countries in which we do business including additional labor laws, particularly in Brazil and India, together with unexpected changes in such regulations;

●	insufficient measures to ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future;

●	our failure to adhere to laws, regulations, and contractual obligations relating to customer contracts in various countries;

●	our inability to maintain a competitive list of distributors and resellers for indirect sales;

●	economic and political instability in foreign market, including tariffs;

●	wars, acts of terrorism and political unrest (including the current conflict between Russia and Ukraine);

●	lack of integration of foreign operations;

●	currency fluctuations;

●	variations in effective income tax rates among countries where we conduct business;

●	potential foreign and domestic tax consequences and withholding taxes that limit the repatriation of earnings;

●	technology standards that differ from those on which our solutions are based, which could require expensive redesign and retention of personnel familiar with those standards;

●	laws and business practices favoring local competitors;

●	longer accounts receivable payment cycles and possible difficulties in collecting payments; and

●	failure to meet certification requirements.

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

Because our revenues are generated primarily in foreign currencies (mostly in U.S. dollars but also in other currencies), but a significant portion of our expenses are incurred in New Israeli Shekels or NIS, our results of operations may be seriously adversely affected by currency fluctuations.

We sell in markets throughout the world and most of our revenues are generated in U.S. dollars. We also generate revenues in Euro, Brazilian real, and other currencies. Our financing activities are also made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency. However, a significant portion of our expenses is in NIS, mainly related to employee expenses. Therefore, fluctuations in exchange rates between the NIS and the U.S. dollar as well as between other currencies and the U.S. dollar may have an adverse effect on our results of operations and financial condition. We do not currently maintain a hedging program to mitigate these risks.

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

Between January 1, 2025, and March 23, 2026, our ordinary shares’ closing price on the Nasdaq Capital Market, or the Nasdaq, was as high as $15.40 and as low as $10.36 per share. As of March 23, 2026, the closing price of our ordinary shares on Nasdaq was $11.17 per share. The market price of our ordinary shares has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to numerous factors, including the other risks identified in this “Item 3.D—Risk Factors”.

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

Although we believe we were not a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year, we may become one in any subsequent taxable year. There might be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares if we are or were to become a PFIC.

Based on our current and anticipated operations and the composition of our assets, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025. As for 2026, there can be no assurance that we will not be classified as a PFIC due to various market conditions and relative values of our assets and the amount of our passive income. We might be classified as a PFIC if either: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value of our assets is attributable to assets that produce or are held for the production of, passive income.

For this purpose, passive income generally includes dividends, interest, certain royalties or rents, and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we are a PFIC for any year in which a U.S. taxpayer holds our ordinary shares, such holder may face increased tax liabilities. Unless a timely election is made (such as a “qualified electing fund” or “mark-to-market” election), any "excess distributions" or gains from the sale of shares would generally be taxed at the highest ordinary income rates and could be subject to an interest charge for the period the tax was deemed deferred. Furthermore, we do not currently intend to provide the annual notifications or information necessary for U.S. holders to make or maintain any election. We strongly encourage U.S. holders to consult their tax advisors regarding the potential application of the PFIC rules and the availability of any tax elections.

Shareholders’ activism may negatively impact the price of our ordinary shares and cause changes to our business.

Our shareholders may from time to time engage in proxy solicitations, advance shareholder proposals or otherwise attempt to effect changes or acquire control over us. On March 25, 2026, we received a letter, or the Demand Letter, which was subsequently filed as part of Schedule 13Ds filed with the SEC on March 26, 2026, from certain shareholders, or the Proposing Shareholders, who beneficially own approximately 19.3% of our ordinary shares, demanding that our Board of Directors call a special meeting of shareholders pursuant to applicable Israeli law and our amended and restated articles of association and proposing, among other matters, amendments to our articles of association, the removal of certain directors and the election of new director nominees. Campaigns by shareholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term shareholder value through actions such as financial restructuring, increased debt, special dividends, share repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist shareholders can be costly and time-consuming, disrupting our operations and diverting the attention of our Board of Directors and senior management from the pursuit of business strategies. Accordingly, the Demand Letter might result in significant costs and diversion of management’s and the Board of Directors’ attention, including with respect to engaging outside legal, financial and other advisors, and may require us to expend significant time and resources to respond to the Shareholders' proposals and to prepare for, and conduct, any such special meeting.

Any perceived uncertainties as to our future direction and control, might impact our ability to execute on our strategy, and could lead to potential loss of business opportunities and adversely impact our business results. In addition, actions such as those described above could cause significant fluctuations in the trading prices of our ordinary shares based on temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Likewise, to the extent that we implement any proposals made by any of our shareholders, including any proposals reflected in the Demand Letter, the resulting changes in our business, assets, results of operations and financial condition could be material and could have an impact, which may be material, on the market price of our ordinary shares.

Risks Related to Our Location in Israel

Security, political and economic instability in the Middle East in general, and in Israel in particular may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Central Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, may directly affect our business. Any armed conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could affect adversely our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations and solution development and cause any future sales to decrease.

Since October 7, 2023, Israel has been engaged in an ongoing war against Hamas following a large-scale terrorist attack initiated by Hamas originating from the Gaza Strip and involving a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. In October 2025, a peace framework brokered by the United States was announced involving a ceasefire, hostage releases, partial Israeli withdrawal, and humanitarian aid provisions. The ceasefire is technically still in effect but remains extremely fragile, with frequent violations.

Since the commencement of these events, there have been continued hostilities originating from the West Bank, along Israel’s northern border with the Hezbollah terror organization, with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah, which collapsed in early March 2026. Since then, fighting has escalated, including Israeli ground operations in southern Lebanon and sustained Hezbollah rocket fire into Israel.

In June 2025, Israel launched a surprise airstrike against Iranian nuclear and military sites. This initial attack triggered a rapid exchange of fire over the following 12 days, with Iran retaliating by launching hundreds of drones and ballistic missiles at Israel. A fragile ceasefire, mediated by the United States, was agreed upon around June 24, 2025. However, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets. In response, Iran has fired missiles and drones toward population centers and military installations in Israel and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. A broader regional conflict involving additional state and non-state actors remains a significant risk.

It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria and other militant groups will continue to escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may continue to escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities and war involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas and Iran is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the hostilities continue or expand to other fronts our operations may be adversely affected.

Furthermore, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty for substantial periods of time. In response to the October attack and the ensuing war that followed along with the increases in terrorist activity, the Israeli army has exercised significant call-ups of military reservists, for substantial periods. It is possible that there will be additional military reserve duty call-ups in the future. As of March 23, 2026, four of our employees and none of our executive management have been called to service. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

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

Provisions of Israeli law may delay, prevent or make difficult a merger or acquisition of us, which could prevent a change of control and depress the market price of our ordinary shares.

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

As a foreign private issuer, we are subject to reporting and other requirements that differ from those applicable to U.S. domestic companies.

We currently qualify as a foreign private issuer and report under the Exchange Act. As a result of our foreign private issuer status, our shareholders are subject to different risks and may not receive the same protections afforded to shareholders of U.S. domestic public companies. In particular, we are exempt from, or subject to less stringent and less frequent, certain Exchange Act reporting and disclosure requirements applicable to U.S. domestic issuers, including U.S. proxy rules, short-swing profit liability under Section 16 of the Exchange Act, and the requirement to file quarterly reports on Form 10-Q, although we intend to furnish quarterly information on Form 6-K. We are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act, which generally requires U.S. domestic companies to disclose material information to all investors simultaneously, although we voluntarily comply with these rules. In addition, foreign private issuers are permitted a longer period to file annual reports on Form 20-F than U.S. domestic issuers filing on Form 10-K. As a foreign private issuer that follows certain home country corporate governance practices, we may also rely on exemptions from certain Nasdaq corporate governance requirements, which could result in our shareholders not having the same protection as shareholders of companies subject to all Nasdaq corporate governance rules. See Item 16.G—Corporate Governance.

General Risk Factors

Natural disasters and other events beyond our control could harm our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a negative effect on us. Our business operations are subject to interruption by natural disasters, flooding, fire, power shortages, pandemics such as the recent spread of the coronavirus, terrorism, political unrest, telecommunications failure, vandalism, cyber-attacks, geopolitical instability, war, such as the recent war between Israel and the terrorist organization Hamas and the current war between Israel and Iran and the hostilities between Israel and the terrorist organizations Hezbollah and the Houthis, the effects of climate change (such as drought, wildfires, increased storm severity and sea level rise) and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our solutions and services to our customers, could decrease demand for our solutions and services, and could cause us to incur substantial expense.

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

Both our legal and commercial name is RADCOM Ltd., and we are an Israeli company. We were incorporated in 1985 under the laws of the State of Israel and commenced operations in 1991. The principal legislation under which we operate is the Israeli Companies Law. Our principal executive offices are located at 24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel, and our telephone is 972-3-645-5055. Our website is www.radcom.com. Information on our website and other information that can be accessed through it are not part of, or is incorporated by reference into, this Annual Report.

In 1993, we established a wholly owned subsidiary in the United States, currently named RADCOM, Inc., or RADCOM US. In 1996, we incorporated a wholly owned subsidiary in Israel, RADCOM Investments (96) Ltd., located at our office in Tel Aviv, Israel. In 2010, we established a wholly owned subsidiary in Brazil, RADCOM do Brasil Comercio, Importacao e Exportacao Ltda., or RADCOM Brazil. In 2012, we incorporated a wholly owned subsidiary in India, RADCOM Trading India Private Limited, or RADCOM India. In 2022, we incorporated a wholly owned subsidiary in Canada, RADCOM Canada Limited, or RADCOM Canada.

In the years ended December 31, 2025, 2024 and 2023, our capital expenditures in thousands were approximately $384, $427 and $232, respectively and were spent primarily on computers and electronic equipment. We have no current material commitments for capital expenditures.

For more information, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that has been filed electronically with the SEC.

B.	BUSINESS OVERVIEW

Overview

We are a leader in automated assurance and intelligent analytics for telecom operators. Relying on our vast industry-wide experience, we understand operators’ needs and pain points and the crucial role that enhanced performance, service quality, and customer satisfaction play. Our platform is designed to offer intelligent insights across multiple network layers and technologies from 3G to 5G and beyond. It enables operators to navigate networks’ complexities, assists with advanced troubleshooting, enhances network performance and operational efficiencies, ensures service quality and first-rate customer experiences, and optimizes revenue growth.

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

Our global customer base

Our solution is deployed at multiple CSPs globally, such as AT&T, Dish, Rakuten, and Telefonica, and has received wide industry recognition, winning a Global connectivity award for best AI/ML innovation, a Fierce Network Innovation Award, a Frost & Sullivan Product Differentiation Innovation Awards three times, and multiple TMC Labs Innovation Awards.

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

During 2021, we announced partnerships with Amazon Web Services, or AWS, and Microsoft Azure through which we are offering our RADCOM ACE solution with real-time subscriber analytics and advanced troubleshooting for both telecom operators that are rolling out 5G, Internet of Things, and edge services and operators already running 4G and VoLTE networks.

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

In January 2025, we announced our contract with Norlys, the owner of Telia Mobil, to provide Telia Mobil with RADCOM ACE to monitor customer experiences across 5G and 4G networks.

In February 2025, we announced the integration with ServiceNow to automate service and complaint resolution for telecom operators. The integration of RADCOM RAN Analytics Solution, part of RADCOM ACE Service Assurance, with ServiceNow, leverages AIOps (the use of Artificial Intelligence technology to automate Operations) to offer advanced automated complaint resolution.

In February 2025, we announced that we are developing a next-generation, high-capacity user plane data capture and analytics solution powered by the NVIDIA BlueField-3 DPU. This solution is designed to provide real-time, customer-level quality of experience, or QoE insights by capturing and processing high-volume user plane data across the entire network at the edge. This solution aims to empower telecom operators with greater subscriber and service visibility while optimizing network computing resources.

In October 2025, we announced the launch of the RADCOM High-Capacity User Analytics Solution. The solution enables telecom operators to process massive volumes of traffic across the entire network at the edge, reducing costs while unlocking real-time, customer-level insights. This announcement follows our previously announced integration of NVIDIA.

In November 2025, we announced that we have secured a contract for our Smart Network Visibility Solution through Rakuten Symphony for a leading mobile operator. Acting as a critical layer between the network and a mobile operator’s service assurance platform, the solution delivers accurate, intelligent data collection with flexible options for retention and delivery. We believe this will enable a comprehensive end-to-end view of the network while significantly reducing monitoring costs.

In February 2026, we announced the launch of RADCOM Neura, an AI agent suite designed for integration into agentic AI ecosystems, created to transform service assurance from reactive monitoring into a foundational enabler of autonomous, intent-driven networks. RADCOM Neura utilizes real-time customer-focused data from RADCOM ACE, combined with a comprehensive suite of AI and machine learning tools, to power a team of specialized AI agents.

During 2026, we expect to continue to enhance and expand our product offerings and capabilities. We anticipate increased investment in research and development to support these efforts. In addition, we expect to increase our sales and marketing activities to support our growth objectives. We intend to leverage our relationships with industry-leading customers to expand our engagement with additional CSPs, particularly those transitioning to 5G networks or investing in advanced technologies to enhance customer experience.

Industry Background

Our Customers and the Market for Our Solutions

We operate in the telecom market which is undergoing significant transformation with significant potential for growth, which is evidenced by the evolution of the networks and transition to 5G networks and the beginning of outlook to 5G advanced network technologies and GenAI and Agentic AI embedded network operations. The customers in our market consist primarily of mobile and fixed CSPs who are responsible for providing mobile and fixed telecommunications services. Our solutions are used by multiple divisions within a CSPs’ organization, including engineering, operations, marketing, management and customer care departments.

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

To ultimately drive revenue growth, CSPs need insights and analysis across multiple network domains. Technologies, such as advanced analytics, AI, and automation, streamline network operations and offer improved service quality to their customers. In addition, with new technology rapidly evolving, AI, GenAI and Agentic AI are central to the vision of next-generation network operations (AIOps).

Deploying a cloud-native AI-based assurance solution, is an essential part of a CSP’s network, derived by the need to smartly manage huge amounts of various network elements, data and services from multiple vendors and technologies. In addition, CSPs are facing strong competition both from other CSPs and from over-the-top, or OTT, players who are offering competing services. In order to fight for their customers’ satisfaction, CSPs will need to gain deeper insight into customer behavior end to end, enabling them to tailor processes based on customer preferences.

CPSs’ adoption of 5G is accelerating while they continue to operate their 4G, 3G and 2G networks and search for superior solutions that will enable them full end-to-end network visibility. In addition, CSP’s requirement to run 5G network analytics in public cloud infrastructure is rising.

Move to the Cloud

The move to automation is fueling the transition to the cloud, driving the need for software and cloud-native functions in the network. While software-controlled networks reduce capital and operational expenditures, they also demand interoperability with existing solutions across private, public, and hybrid domains. RADCOM is designed as a scalable set of microservices that can operate across multiple technologies and domains, including public, private, and hybrid cloud environments. It ensures network and business continuity, pinpointing the source of a problem or degradation in real-time.

Move to Open-RAN

While reducing costs, the move to Open-RAN also demands verification of interconnectivity between various components including servers, accelerators, base station software, and virtualization platform software. By collecting data in real-time from multiple RAN environments, including Open-Ran, RADCOM safeguards quality and interoperability between environments and domains, identifying risks and faults in real-time and offering an end-to-end, birds-eye view of the network.

AI Models, Generative AI and Agentic AI

Introducing artificial intelligence and machine learning, or AI/ML, GenAI models and recently Agentic AI are proving transformative in the telecom industry. RADCOM was the first assurance vendor to announce a GenAI assurance application (NetTalkTM) to enable operators to tap into the wealth of data insights from their existing network with RADCOM ACE. RADCOM was also the first assurance vendor to announce a team of network related AI Agents. Operators gain a new, cost-effective, and time-saving interface for accessing data and insights in natural language with trusted data accuracy.

Automation

The telecom industry is undergoing a digital transformation. While the numbers of IoTs and connected devices have grown and reshaped industries, network operations costs have risen. RADCOM helps streamline the process with complete lifecycle management (LCM). We offer automated on-demand instantiation, scaling, healing, and updating according to policies. We also offer automated insights through AI/ML, and recently added a team of network related AI Agents enabling operators to save engineering resources, manage the network more efficiently, and gain proactive assurance features such as anomaly detection, predictive analytics, and automated root cause analysis before degradations affect customers.

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

Key elements of our strategy include:

●	Targeting Tier 1, Greenfield Operators and other CSPs worldwide, who have deployed, or are planning to deploy 5G networks. The ongoing deployments of 5G networks and the benefits that come with it are expected to drive a greater opportunity for advanced automated assurance and customer experience analytics solutions like ours. We believe that our solutions are significantly more advanced than competitors’ offerings and that we are better positioned than competitors who lack the experience deploying in cloud-native and AI-native environments or do not offer true 5G-ready solutions that can be deployed at large scale. In order to transition to 5G networks, CSPs generally need to replace or upgrade their assurance solutions with software that can support both their legacy networks as well as their future network architectures, including 5G use cases, in a cost-effective manner. Our solution, which monitors both legacy and next-generation networks, ensures a smooth migration and enables CSPs to future-proof their investment in a cost effective, modern, GenAI and Agentic AI based automated assurance solution. With our advanced deployment with customers such as AT&T, Rakuten and Dish, and our position as a 5G assurance leader which is cloud-native and can be deployed on any public or private cloud, we believe we are well positioned to leverage our vast experience in true 5G assurance solutions in order to successfully expand our deployment base to other CSPs as we focus our sales and marketing activities on Tier 1, galaxy (multi-carrier) and innovative CSPs and other CSPs.

●	Shifting to multi-year recurring revenue contracts. We aim to leverage our offering to CSPs and offer long term multi-year business engagement models, which will allow them to meet their system planning needs through subscription or term licensing, operational services, managed services, annual maintenance and support and software upgrade packages. Such multi-year contracts also provide us with the ability to add new capabilities over-time to ensure that the CSPs are always benefitting from our most-up to date cutting-edge software solutions.

●	Expand our addressable market via internal development, strategic partnerships and M&A. We are expanding our addressable market through a three-pronged approach. Our internal development efforts are driving the creation of new products and addressing broader business processes within our CSP target customer base. We are simultaneously establishing strategic partnerships with complementary product companies, leveraging their expertise, distribution networks, and customer bases to engage with additional buying personas. Additionally, we are pursuing mergers and acquisitions to enter adjacent market segments, gain market share, obtain valuable intellectual property and expand our customer base. This comprehensive strategy enables us to systematically increase our market reach while managing risks and resources effectively.

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

RADCOM ACE

RADCOM ACE is an automated assurance and analytics platform. It provides multiple solutions for telecom operators, including automated assurance, data insights through advanced AI/ML capabilities, advanced 5G troubleshooting, and revenue generation.

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

RADCOM ACE solutions

RADCOM’s solutions are designed to offer unparalleled insights across multiple mobile network layers and technologies from 3G to 5G and beyond. The solutions ensure data integrity and seamless network operation, and are designed for high availability and redundancy. Fostering superior user experience, networks remain robust and reliable, while maintaining flexibility, scalability and easy integration across all technologies. With accelerated computing and high-capacity data capture, RADCOM helps operators process massive volumes of data from the RAN to the core and supports the delivery of ultra-fast, reliable, and personalized digital experiences for users.

RADCOM RAN Solutions

RADCOM’s RAN Solutions provide essential insights and automated tools designed to improve the performance of Radio Access Networks. Utilizing advanced artificial intelligence and machine learning technologies, RADCOM provides the essential visibility required to optimize network operations through functions such as root cause analysis, or RCA, virtual drive testing, comprehensive network evaluation, route analysis, and roaming assurance. The vendor-agnostic nature of RADCOM’s solutions enables monitoring and correlation across multiple vendor data feeds, substantially decreasing the time and resources required by network engineers to investigate and resolve technical challenges.

RADCOM Core Solutions

RADCOM provides an advanced network core analysis and troubleshooting solution that supports multi-vendor technologies ranging from 2G to 5G SA. The platform analyzes, monitors, and optimizes core network performance, proactively identifying issues before they impact subscribers. This ensures superior customer experience and consistently high-quality services. Its core is composed of lightweight, containerized modules designed for dynamic and flexible automated intelligent assurance. The cloud-native solution is deployable across private, public, or hybrid networks and integrates seamlessly with the network to enable real-time monitoring of both encrypted and unencrypted traffic.

RADCOM End-To-End Solutions

RADCOM provides a unified assurance platform that empowers operators with a holistic view of their network infrastructure. This single, intuitive interface allows operators to comprehensively assess service quality throughout the network, covering both the RAN and core network segments. Additionally, the platform offers granular insights into customer experience, ensuring that operators can address quality of service at every level. By generating actionable insights, RADCOM ensures that every aspect of network performance and customer satisfaction is addressed efficiently even across encrypted interfaces—ensuring robust, end-to-end monitoring and analysis throughout.

Customer Care Solutions

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

RADCOM Operational Efficiencies Solutions

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

RADCOM AI Intelligent Module (RADCOM AIM)

RADCOM ACE incorporates RADCOM AIM – RADCOM’s AI Intelligent Module for intelligent analytics and automated assurance. RADCOM AIM is designed for mobile and fixed networks to allow telecom operators to integrate AI and ML into their networks. It monitors the network data in real time and offers automated insights for various operations. RADCOM AIM uses built-in machine learning models deployed on the network, which learn baseline behavior, automatically creating thresholds without configuring them. The solution is modular, which means that its ML models can be updated to the solution seamlessly.

RADCOM AIM offers AI-driven analytics to drive automated assurance with RADCOM ACE or legacy assurance solutions. It can also enable zero-touch automation with RADCOM NWDAF. RADCOM AIM automatically finds network anomalies, automates RCA, and performs predictive analytics.

Generative and Agentic AI Solutions

RADCOM’s Innovation Hub is dedicated to developing cutting-edge ideas, leveraging emerging technologies, and deep industry expertise to power intelligent networks, and drive customer-driven solutions for telecom operators. By turning subscriber-focused assurance data into autonomous action, we help operators move from reactive service models to proactive, self-optimizing networks—improving customer experience, reducing operational overhead, and accelerating time to value. Out of this innovation hub additional solutions are launched.

RADCOM’s generative AI suite transforms telecom operators’ interfaces with quick insights into telco-focused near real-time data. Powered by large language models, RADCOM NetTalk™ enables operators to leverage the extensive data insights generated by RADCOM ACE, utilizing trusted data from their network. It provides observations in natural language, accompanied by prompts that reference anonymized data. It enables anyone, from executives to engineers, to understand the issues and challenges driving network operations. Deployable in the cloud or as a hybrid model, operators can easily access business and network insights for data-driven decisions and troubleshoot networks more rapidly and efficiently.

RADCOM’s agentic AI platform leverages advanced computing capabilities to deliver real-time, granular-level data, including per-user, device, and service analytics. It provides a complete understanding of the network—from the RAN to the core—offering insights into user trends, location intelligence, usage patterns, service interactions, and more. RADCOM’s end-to-end solutions monitor tens of millions of connected devices, high-speed voice and data services, and dynamic network conditions. This sheds light on both network and customer issues, delivering actionable insights across usage trends and service performance. By embedding an agentic AI layer, RADCOM enables operators to harness existing network data, generating reliable and trustworthy insights from real-time, balanced data models.

Sales and Marketing Organization

We mainly sell directly to customers throughout the world through our executives and sales representatives in North America, Europe, Latin America, Asia Pacific and Israel, which are supported by local representatives and agents in the local markets. During 2025, these direct sales were made mainly in North America, Europe, the Middle East and Africa. or EMEA, and Asia. In North America, we operate mainly through RADCOM US, which sells our solutions to end-users directly and provides support to customers in the North American market. Our solutions are sold to CSPs in North America either by RADCOM US, RADCOM Canada or by us. In Brazil, we operate through RADCOM Brazil, which primarily sells our solutions to end-users in the Brazilian market directly. In India, we operate through RADCOM India, which primarily provides customer support and development services worldwide. Elsewhere, our solutions are primarily sold through our sales representatives in Europe, Latin America, the Commonwealth of Independent States, Asia Pacific and Israel, and supported by local representatives and subcontractors in the local market.

In territories in which we do not have direct presence, we expanded our outreach by entering into agreements with local distributors and value-added resellers. In 2025, we signed agreements with new distributors to penetrate new geographical markets and engage with new customers, and to better serve our target markets. We continue to search for more of these channels to expand our outreach further. In certain territories, our distributors and resellers serve as part of our sales, marketing and support teams as our local representatives, helping to sell, deploy and service our solutions, offer technical support in the end-user’s native language, and attend to customer needs during local business hours.

Geographic Markets:

The table below indicates the approximate breakdown of our revenue by territory, based on the location of the end-customer:

	Year ended December 31, (in millions of U.S. dollars)			Year ended December 31, (in percentages)
	2025	2024	2023	2025	2024	2023
North America	38.9	36.1	31.8	54.3	59.1	61.6
Asia	9.9	12.7	9.8	13.9	20.9	19.0
Latin America	0.2	0.3	1.3	0.3	0.5	2.5
EMEA (including Israel)	22.5	11.9	8.7	31.5	19.5	16.9
Total revenues	71.5	61	51.6	100%	100%	100%

Competition

The market for our solutions is competitive, and we expect that competition will continue in the future, both with respect to solutions that we are currently offering and solutions that we are developing. Our principal competitors include NetScout System Inc., Infovista S.A. (acquired Empirix Inc.), Elisa Oyj (acquired Polystar), Anritsu Corporation, Viavi Solutions Inc. and NumoData, Inc. (acquired EXFO Inc.’s Service Assurance division). In addition to these competitors, we expect competition from established and emerging communications, network management and test equipment companies, as well as traditional players in the network intelligence space such as Huawei, Ericsson and Nokia. Many of our competitors have substantially greater resources than we have, including financial, technological, engineering, manufacturing, marketing and distribution capabilities, and some of them may enjoy greater market recognition than we do. Furthermore, the transition to cloud-virtualized network solutions could possibly open the market to new competitors or bring in competitors from adjacent markets, including network core providers. For more information, see “Item 3.D—Risk Factors— Risks Related to Our Business and Our Industry.”

We believe that we are differentiated from our competitors due to:

●	our recognized advanced, cloud-native 5G-ready service assurance solutions;

●	our experience deploying and scaling cloud-native solutions with Tier 1 CSPs such as AT&T;

●	our telecom domain expertise and knowhow of key members of our company in advanced software development;

●	our experience deploying our solutions on the world’s first fully virtualized network and expansion to 5G SA;

●	our advanced technology offering an end-to-end solution for service assurance from the RAN to the core;

●	our proven 5G-ready solutions deployed in existing 5G networks such as Rakuten Mobile and Dish Networks;

●	our multi-technology correlation capabilities that can support all major technologies – 5G, 4G, LTE, IMS, VoLTE, VoIP and legacy 3G and 2G - within the same solution;

●	our End-to-End (RAN to Core) view of the network and ability to correlate into a full customer experience view;

●	our cloud-native solutions provide cost-efficiency, rapid deployment times and agility in development;

●	our ability to operate across multiple technologies and domains, including public, private, and hybrid cloud environments; and

●	our proven flexibility and responsiveness in a dynamic customer and technology environment.

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

In addition, we invested in several aspects that differentiate our cloud native approach to 5G networks, enabling a true continuous integration/continuous delivery approach on multiple clouds, including AWS, GCP and other cloud networks, which enables automated deployment and higher security standards. We also enhanced our RADCOM NETWORK DISCOVERY solution, which is the application layer of the RADCOM ACE solution. On the AI front, we have made significant investment in advancing our RADCOM AIM (Automated Insights Module), including new initiatives leveraging GenAI and Agentic AI, which we believe may have an impact in the future. We are expanding our research and development to new domains that require deep knowledge in ML/AI, GenAI, and Agentic AI leveraging some of the latest advancements in ML/AI models, tools and hardware assisted solutions such as graphics processing units. We also plan to continue developing our solutions to integrate with various network functions and with service management systems while leveraging network data, GenAI and Agentic AI to analyze and predict customer experience, and to provide insights into service quality. One of our key goals is to improve the capacity of our solutions, while reducing the total cost of ownership. As we recently announced, we are developing, testing and implementing probing solutions that leverage the NVIDIA BlueField-3 to reach un-matched capacity on small footprint target servers. We believe that this approach will provide cost effective assurance solutions, while the network data keeps growing.

In parallel, we continued to enhance and develop both our cloud native virtualized network and 5G solutions to offer greater value and benefit to our current and potential customers.

We expect to continue this significant investment in 2026, as we develop new features and new solution offerings to meet the requirements of transition to 5G networks, as well as continuing the development of a modular approach for the enabling of targeted packages for the service assurance market. This modular approach will enable us to offer not just the full solution, but also specific modules for smaller deployment of CSPs.

Israel Innovation Authority

We have received royalty-bearing grants from the IIA for certain research and development activities pursuant to an incentive program, in an aggregate amount of $50.2 million, calculated from our inception through December 31, 2025, which are subject to provisions of the Innovation Law and the regulations promulgated thereunder.

In addition, we have filed numerous applications, and in the future may continue to file additional applications, for grants from the IIA pursuant to the Innovation Law. Grants received under such programs are repaid through mandatory royalty payments based on revenues generated from products developed pursuant to such programs or deriving therefrom. The receipt of such grants is contingent upon our ability to comply with certain applicable requirements and conditions specified in the Innovation Law and under the applicable program. As of December 31, 2025, royalties at a rate of 3% are due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the IIA.

In 2025, and in previous years, we participated in a Magnet consortium program sponsored by IIA, or Magnet Program. Under the terms of this program, we cooperate with additional companies, universities and research institutes in Israel, organized in a consortium for the development of new technologies. The rules of the consortium include several references to the distribution of knowledge between the consortium members, and require us to provide the other members in the consortium with a non-sub-licensable license to use the “new information” developed by such member, without consideration. These programs do not require payments of royalties to the IIA, but all other restrictions under the Innovation Law, such as local manufacturing obligations and know-how transfer limitations, as further detailed in this annual report on Form 20-F, are applicable to the know how developed by us with the funding received in such programs.

Since we commenced operations, we have received royalty-bearing grants from the IIA. As of December 31, 2025, our total contingent liability to the IIA in respect of grants received including accumulated interest and net of accumulated royalties paid, was approximately $56.0 million.

Below is a description of our obligations in connection with the grants received from the IIA under the Innovation Law:

Local Manufacturing Obligations

The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel (but do not restrict the sale of products that incorporate the know-how). Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not objected to by the IIA within 30 days of such notice). According to the IIA regulations, that are relevant to our projects, submitted until October 2023, companies that moved the manufacturing of their products outside of Israel, may be subject to an increased royalties cap ranging between 120% to 300% of the grants, depending on the manufacturing volume that is performed outside of Israel. We do not have IIA projects involving manufacturing activities after October 2023.

Know-How and Know-How Transfer Limitation

●	The Innovation Law provides that the IIA is authorized to determine the ownership requirements of know-how developed under an approved research and development program and/or derived therefrom and/or rights associated with such know-how including intellectual property, which is not the product that was developed under such program, or the Funded Know-How.

●	The Innovation Law further provides that Funded Know-How cannot be transferred to any third parties without the IIA’s approval. The approval may be subject to certain requirements, as determined in each approval separately.

●	Among others, the IIA may determine that certain Funded Know-How can be transferred to third parties in Israel only if such transferee company will also be subject to the same terms and conditions that were levied upon the transferor company under the Innovation Law prior to the transfer of such know-how and that the transferor will need to pay 3% of the consideration for the transfer to the IIA

●	The IIA may approve the transfer of Funded Know-How from Israel to abroad, generally, provided that (a) the IIA will receive a payment of the portion of the sale price, which portion will not exceed six times the amount of the grants received plus interest (or three times the amount of the grant received plus interest, in the event that the recipient of the know-how has committed to retain at least 75% of the R&D positions of the grant recipient in Israel after the transfer for a minimum period of three years)); (b) the grant recipient receives an alternative know-how from a third party in exchange for its Funded Know-How, subject to certain requirements, among which the alternative know-how will generate higher revenues than the Funded Know-How for the company; or (c) such transfer of know-how arises in connection with a liquidation by reason of insolvency or receivership of the grant recipient and the Funded Know-How is sold for a lower price than the amount of funds invested in it, in which case the payment set forth in (a) may be reduced.

●	Approval to manufacture products outside of Israel or consent to the transfer of Funded Know-How, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer Funded Know-How or manufacturing out of Israel.

●	Approval of transfer of Funded Know-How to another Israeli company may be granted only if the recipient abides by the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

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

Proprietary Rights

To protect our rights to our intellectual property, we rely upon a combination of trademarks, contractual rights, trade secret law, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our solutions and technologies. We own registered trademark for the name RADCOM®. We currently have nine registered patents, one pending patent application and one pending provisional patent application in the United States. In addition, we usually enter into non-disclosure and confidentiality agreements with our employees, distributors, sales representatives and with suppliers and sub-contractors who have access to sensitive information.

Employees

Our total headcount as of December 31, 2025, was 325 including employees and contractors. See “Item 6.D—Directors, Senior Management and Employees—Employees.”

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

In Israel, we follow a general practice, which is the contribution of funds on behalf of most of our employees to an individual insurance policy known as “Managers Insurance” or a pension fund. The contribution rates towards such Managers’ Insurance are above and beyond the legal requirement. This policy provides a combination of savings plan, disability insurance and severance pay benefits to the insured employee. It provides for payments to the employee upon retirement or death and accumulates funds on account of severance pay, if any, to which the employee may be legally entitled upon termination of employment. Each participating employee contributes an amount equal to up to 7% of such employee’s base salary, and we contribute between 15.83% and 23.33% of the employee’s base salary. Pursuant to changes to Israeli law as well as collective bargaining agreements entered into by the Histadrut and the CBEO, the amounts that we are required to contribute may increase from time to time.

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

In the United States, we provide benefits in the form of health, dental, vision and disability coverage and matching 401(k) plan contributions, in an average amount equal to approximately 23.96% of the employee’s base salary.

In Brazil, we provide benefits in the form of health coverage, including health, vision and dental coverage, in an average amount equal to approximately 19% of the employee’s base salary.

In India, we provide benefits in form of health coverage, education fund, house rent allowance and health insurance fund, in an average amount equal to approximately 26.48% of the employee’s salary.

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

We currently lease an aggregate of approximately 22,421 square feet of office space in Tel Aviv, Israel. This space includes our development facilities, which consist primarily of programming, documenting, quality control, testing and bug fixing, as well as from time to time, installation of software components on third party hardware.

In 2025, our aggregate annual lease and maintenance expenses were approximately $802 thousands for our Tel Aviv offices.

We also lease an aggregate of approximately 5,377 square feet of office space in Paramus, New Jersey. In 2024, our aggregate annual lease payments for such premises were approximately $122 thousands.

We also lease an aggregate of approximately 40 square feet of office space in Brazil and 5,809 square feet in India. The aggregate annual lease and maintenance payments for those premises in 2025 were approximately $7 thousands and $99 thousands, respectively.

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

Most of our revenues are generated in U.S. dollars and the financing activities are made in U.S. dollars. Accordingly, we consider the U.S. dollar to be our functional currency, and our consolidated financial statements are prepared in dollars.

We believe that continued 5G deployments by leading CSPs, as well as the expansion of our existing customer base and new customer engagements, are expected to support our future growth.

We followed the below sales strategy in 2025 in order to expand our sales pipeline and revenues;

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

Cost of revenues. Cost of revenues, consisting of salaries and related expenses derive primarily from employees engaged in managed services and ongoing customer support, solution deployment and software development customization activities. Cost of revenues also consists of the use of hardware, inventory write-offs, importation taxes, shipping and handling costs, license fees for software components of third parties, hardware warranty expenses, allocation of overhead expenses, subcontractors, royalties to the IIA, change in deferred inventory, amortization of purchased technology and share-based compensation. As part of our plan to reduce product cost and improve flexibility, we shifted during the last few years to a model whereby we install our software-based solutions on standard, non-proprietary third-party hardware that functions together with our software to deliver the product’s essential functionality.

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

Sales and Marketing expenses. Sales and marketing expenses consist primarily of salaries and related expenses, including share-based compensation, commissions and fees to third party representatives, advertising, trade shows, promotional expenses, domestic and international travels, web site maintenance, amortization of purchased customer relationship, and overhead expenses.

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

Summary of Our Financial Performance for the Fiscal Year Ended 2025 Compared to the Fiscal Year Ended 2024

For the year ended December 31, 2025, our revenues were approximately $71.5 million, compared to approximately $61.0 million in 2024, reflecting an increase of approximately 17.2%. Our operating activities generated approximately $14.6 million in cash during 2025, compared to approximately $11.4 million generated in 2024, reflecting an increase of approximately 28.1%. Our net income for the year ended December 31, 2025, was approximately $12.0 million, compared to a net income of approximately $7.0 million in 2024, reflecting an increase of approximately 71.4%.

As of December 31, 2025, our cash and cash equivalents and bank deposits totaled approximately $109.9 million, compared with cash and cash equivalents and bank deposits of approximately $94.7 million as of December 31, 2024.

Our 2025 and 2024 income includes non-cash expenses due to share-based compensation of approximately $6.1 million in each of 2025 and 2024.

Reportable Segments

Management, including the Chief Operating Decision Maker (CODM), reviews financial information on a consolidated basis for purposes of evaluating performance and allocating resources. While revenue information is reviewed by customer and geographical region, operating expenses and operating income are not allocated to product groups or geographical regions. As such, we have determined that we operate in a single reportable segment.

A.	OPERATING RESULTS

Results for the Year Ended December 31, 2025, compared to Year Ended December 31, 2024

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of revenues:

	Year ended December 31,
	2025	2024
Revenues	100%	100%
Cost of revenues	24.0	25.8
Gross profit	76.0	74.2
Operating expenses:
Research and development	28.3	30.6
Less royalty-bearing participation	0.5	1.1
Research and development, net	27.8	29.5
Sales and marketing	27.5	29.2
General and administrative	9.0	10.5
Total operating expenses	64.3	69.1
Operating income	11.7	5.1
Financial income, net	6.0	6.7
Income before taxes on income	17.7	11.8
Taxes on income	(0.8)	(0.4)
Net Income	16.9	11.4

Revenues

	Year Ended December 31, (in millions of U.S. dollars)
	2025	2024
Products	36.9	28.2
Services	34.6	32.8
Total Revenues	71.5	61.0

Revenues. In 2025, our revenues increased by approximately $10.5 million, or approximately 17.2%, compared to 2024, primarily driven by an increase of approximately $8.7 million in product revenues, and an increase of approximately $1.8 million in services revenues. The increase in product revenues was mainly driven by higher activity in EMEA and North America, primarily from existing customers. The increase in services revenues mainly relates to an increase of revenues from existing customers in North America.

Revenues per geographic region, based on the location of the end-customer

	Year Ended December 31, (in millions of U.S. dollars)		Year Ended December 31, (as percentages)
	2025	2024	2025	2024
North America	38.9	36.1	54.3	59.1
Asia	9.9	12.7	13.9	20.9
Latin America	0.2	0.3	0.3	0.5
EMEA (including Israel)	22.5	11.9	31.5	19.5
Total revenues	71.5	61.0	100%	100%

In 2025, our three largest customers amounted to approximately 86% of our total consolidated revenues. In 2024, our three largest customers amounted to approximately 88% our total consolidated revenues.

Cost of Revenues and Gross Profit

	Year Ended December 31, (in millions of U.S. dollars)
	2025	2024
Products	10.2	7.1
Services	7.0	8.6
Total cost of revenues	17.2	15.7
Gross profit	54.3	45.3

Cost of Revenues. During 2025, our gross profit as a percentage of revenues was approximately 76.0% compared to approximately 74.2% in 2024.

Total cost of revenues increased by approximately $1.5 million in 2025 compared to 2024, primarily due to higher product-related costs, partially offset by a decrease in services-related costs.

Our cost of revenues for both 2025 and 2024 includes an expense of approximately $0.4 million for share-based compensation in each of the fiscal years.

The following table provides our operating costs and expenses for 2025 and 2024 as well as the percentage change of such expenses in 2025 as compared to 2024.

	Year ended December 31, (in millions of U.S. dollars)		% Change 2025 vs.
	2025	2024	2024
Research and development	20.2	18.7	8.0
Less royalty-bearing participation	0.3	0.7	(57.1)
Research and development, net	19.9	18.0	10.6
Sales and marketing	19.7	17.8	10.7
General and administrative	6.4	6.4	0.0
Total operating expenses	46.0	42.2	9.0

Research and Development Expenses, gross. Research and development expenses, gross increased from approximately $18.7 million in 2024 to approximately $20.2 million in 2025. As a percentage of total revenues, research and development expenses, gross, decreased from approximately 30.6% in 2024 to approximately 28.3% in 2025. The increase in our gross research and development expenses was primarily attributable to an increase in salary and related expenses and driven by an increase in headcount, as well as the impact of foreign exchange rate fluctuations on expenses denominated in non-U.S. dollar currencies. As of December 31, 2025, and December 31, 2024, our total research and development headcount, including contractors, was 152 and 134, respectively. Our research and development costs included an expense of approximately $1.8 million for share-based compensation in 2025, as compared to approximately $2.0 million in 2024. Our research and development efforts are focused on strengthening collaborations, fostering innovation, and expanding our product portfolio. We plan to continue strategic investments in research and development to deliver advanced intelligent solutions, including agent-to-agent and multi-model workflows, while supporting our strategic partnerships and productization efforts.

We believe that our research and development efforts are a key element of our strategy and are essential to our success. An increase or a decrease in our total revenues would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Sales and Marketing Expenses. Sales and marketing expenses increased from approximately $17.8 million in 2024 to approximately $19.7 million in 2025, primarily attributable to higher salary and related expenses, as well as an increase in share-based compensation expenses, and other operating expenses. As a percentage of total revenues, sales and marketing expenses decreased from 29.2% in 2024 to 27.5% in 2025, primarily due to revenue growth outpacing the increase in expenses. Our sales and marketing expenses included approximately $2.3 million of share-based compensation in 2025, compared to approximately $2.0 million in 2024.

General and Administrative Expenses. General and administrative expenses remained relatively stable at approximately $6.4 million in both 2025 and 2024. The overall stability reflects modest increases in share-based compensation, salary and related expenses and professional fees, partially offset by a decrease in director fees and related expenses compared to 2024. As a percentage of total revenues, general and administrative expenses decreased from 10.5% in 2024 to 9.0% in 2025, primarily due to revenue growth outpacing the increase in expenses. Our general and administrative expenses included approximately $1.7 million of share-based compensation in 2025, compared to approximately $1.6 million in 2024.

Financial Income, Net. Financial income, net, increased from approximately $4.1 million in 2024 to approximately $4.3 million in 2025, primarily attributable to an increase in interest income.

Taxes on Income. Taxes on income increased by approximately $0.4 million, from approximately $0.2 million in 2024 to approximately $0.6 million in 2025, primarily attributable to expenses related to uncertain tax positions of RADCOM Ltd, as well as federal and sales taxes of RADCOM US.

Comparison of Financial Data for Year Ended December 31, 2024, compared with Year Ended December 31, 2023

For a discussion of the financial data for the year ended December 31, 2024, compared with the year ended December 31, 2023, see “Item 5.A.—Operating and Financial Review and Prospects—Operating Results—Results for the Year Ended December 31, 2024, compared to the Year Ended December 31, 2023” included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 26, 2025.

Impact of Inflation and Foreign Currency Fluctuations

Most of our revenues are generated in U.S. dollars and our financing activities are conducted in U.S. dollars. We also generate revenues in Brazilian reals, or BRLs, euros and other currencies; however, we consider the U.S. dollar to be our functional currency. In the future additional revenues may be denominated in currencies other than U.S. dollars.

Since a significant portion of our expenses is in NIS, as we pay our Israeli employees’ salaries in NIS, the dollar cost of our operations is influenced by the exchange rates between the NIS and the U.S. dollar. Fluctuations in exchange rates between the U.S. dollar, the BRL, euro, and other currencies in which we generate revenue, and the U.S. dollar, may also influence our results of operations. With respect to our Brazilian subsidiary, the functional currency has been determined to be its local currency. Assets and liabilities are translated at year-end exchange rates and statements of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive losses in shareholders’ equity.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements of financial assets and liabilities are reported in our financial statements as financial income or expense. Based on our budget for 2026, we expect that a change of NIS 0.10 to the exchange rate of the NIS to U.S. dollar will change our expenses expressed in dollar terms by approximately $0.8 million per fiscal year and vice versa.

Effective Corporate Tax Rate

As of January 1, 2018, Israeli resident companies were generally subject to corporate tax at the rate of 23%. Israeli resident companies are generally subject to capital gains tax at the corporate tax rate. We have not generated taxable income in Israel, as we have historically incurred operating losses resulting in carry forward losses for tax purposes totaling approximately $27.6 million and an additional $1.7 million of capital loss as of December 31, 2025. We believe that we will be able to carry forward these tax losses to future tax years. We do not expect to be subject to material taxes in Israel on income from operations until we utilize our carry forward tax losses. We may be required to pay taxes on our passive income, if any. For more information on taxation, see “Item 10.E - Taxation.”

Our effective corporate tax rate may exceed the Israeli tax rate. Our non-Israeli subsidiaries will generally be subject to applicable federal, state and local taxation, and we may also be subject to taxation in the other foreign jurisdictions in which we own assets, have employees or conduct business activities.

We recorded a valuation allowance of approximately $11.4 million as of December 31, 2025, for all of our deferred tax assets. Based on the weight of available evidence, we believe it is more likely than not that all of our deferred tax assets will not be realized.

B.	LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash generated from operations, proceeds from the exercise of options, royalty-bearing participation from the IIA, up until 2017 from proceeds from our private and public equity offerings we conducted and others. Cash and cash equivalents, and bank deposits on December 31, 2025, and 2024, were approximately $109.9 and $94.7 million, respectively.

We believe that our existing capital resources and cash flows from operations will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise additional funds in the future. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity within the next twelve months.

Net Cash Provided by Operating Activities. Net cash provided by operating activities was approximately $14.6 million in 2025 compared to net cash provided by operating activities of approximately $11.4 million in 2024.

The positive net cash flow in 2025 was primarily due to net income of approximately $12.0 million, share-based compensation expenses of approximately $6.1 million, a decrease of approximately $1.3 million in inventory, depreciation and amortization of approximately $0.7 million, an increase of approximately $0.5 million in other liabilities and accrued expenses, an increase of approximately $0.5 million in severance pay, net, a decrease of approximately $0.4 million in operating lease right-of-use assets and liabilities, net, and an overall increase of approximately $0.2 million in trade payables. This was partially offset by a decrease in deferred revenue and advances from customers of approximately $5.7 million, an increase of approximately $1.2 million in trade receivables, net, and an increase of approximately $0.4 million in accrued interest on bank deposits.

The positive net cash flow in 2024 was primarily due to net income of approximately $7.0 million, share-based and restricted share compensation expenses of approximately $6.1 million, an increase in deferred revenue and advances from customers of approximately $5.4 million, an increase of approximately $1.8 million in employees and payroll accruals, an increase of approximately $1.5 million in other liabilities and accrued expenses and depreciation and amortization of $0.7 million. This was partially offset by an increase of approximately $5.6 million in trade receivables, net, an increase of approximately $2.2 million in other account receivables and prepaid expenses, a decrease of $1.8 million in accrued interest on bank deposits and an increase of approximately $1.4 million in inventory.

The trade receivables and days of sales outstanding are primarily impacted by payment terms, variations in the levels of shipment in the quarter, and collections performance. Trade receivables for 2025 increased to approximately $20.2 million from approximately $19.0 million in 2024.

The decrease in inventories in 2025 was mainly due to an increase in inventory delivered to customers for which revenue criteria have been met and recognized.

Net Cash Used in Investing Activities. Our investing activities generally consist of investment in bank deposits and purchase of equipment. Net cash used in investing activities in 2025 was approximately $4.0 million, compared to net cash used in investing activities in 2024 of $2.7 million. In 2025, we invested approximately $95.0 million in bank deposits, received approximately $91.4 million from the maturity of a short-term bank deposit and invested approximately $0.4 million for the purchase of equipment.

In 2024, we invested approximately $75.5 million in bank deposits, received approximately $73.2 million from the maturity of a short-term bank deposit and invested approximately $0.4 million for the purchase of equipment.

Net Cash provided by (Used in) Financing Activities. In 2025, net cash provided by financing activities was approximately $0.3 million from the exercise of options. In 2024, there was no net cash provided by or used in financing activities.

As of December 31, 2025, our material cash requirements from contractual obligations consist primarily of operating lease liabilities for our offices and facilities, as well as purchase commitments entered in the ordinary course of business. Our lease obligations are presented in our consolidated financial statements and represent fixed payments over the non-cancellable lease terms. We do not have material long-term debt obligations or other significant contractual commitments outside the ordinary course of business, except as otherwise disclosed in our consolidated financial statements.

 Investments

We may, in the future, undertake hedging or similar transactions, or invest in instruments that are sensitive to market risks, if management determines that such actions are necessary to mitigate risks, including foreign currency and interest rate fluctuations.

Impact of Related Party Transactions

 For more information, about our related party transactions, none of which currently has a material impact on us, see “Item 7.B—Major Shareholders and Related Party Transactions—Related Party Transactions” below.

Government Grants and Related Royalties

The Government of Israel, through the IIA, encourages research and development projects pursuant to the Innovation Law and the regulations promulgated thereunder. We may receive grants from the IIA at rates that range from 20% to 60% (and with respect to Magnet Programs up to 66%) of the research and development expenses, as prescribed by the research committee of the IIA in accordance with the Innovation Law. We recorded such grants from the IIA in the total amount of approximately $0.4 million in 2025, $0.7 million in 2024, and $0.7 million 2023. Pursuant to the specific terms of these grants, we are obligated to pay royalties of 3% of the revenues generated by sales of products (and certain related services) funded with these grants (excluding grants received in the Magnet project). In the event that a project funded by the IIA does not result in a development which generates revenues, we would not be obligated to repay the grants we received for such development. Royalty expenses relating to the IIA grants included in the cost of revenues for years ended December 31, 2025 and 2024 were approximately $2.1 million and $1.8 million, respectively. The total royalty-bearing grants regarding projects that we have received from the IIA as of December 31, 2025 were approximately $50.2 million. For projects authorized as a research and development program under the Innovation Law since January 1, 1999, the repayment interest rate was LIBOR, as further detailed and qualified below. As of December 31, 2025, the accumulated interest was approximately $30.4 million, the accumulated royalties paid to the IIA were approximately $24.6 million and our total amount of contingent liability to the IIA in respect of grants received was, according to our records, approximately $56.0 million. In September 2021, the Bank of Israel, which determines annual interest rates, published a directive which stated that annual interest at a variable rate linked to the LIBOR rate for loans in U.S. dollars will be replaced by the SOFR, in June 2023. Grants received from the IIA on applications that had been approved before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA file, and that interest rate will apply to all of the funding received under that IIA approval, and grants received from the IIA on applications that had been approved after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, and as of January 1, 2024, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants approved after January 1, 2024 will bear the higher of (i) the 12 months SOFR, plus 1%, or (ii) a fixed annual interest rate of 4%.

We are also obligated to pay royalties to the BIRD Foundation, with respect to sales of products based on technology resulting from research and development funded by the BIRD Foundation. Royalties to the BIRD Foundation are generally payable at the rate of 5% of the sales of such products, up to 150% of the grant received, linked to the United States Consumer Price Index. As of December 31, 2025, we had a contingent obligation to pay the BIRD Foundation aggregate royalties in an amount of approximately $478,035.

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

According to industry research, as of January 2026, 89 operators in 48 countries, launched 5G standalone networks and we expect that the number of 5G SA deployments will grow in the coming years, although the pace of such growth is still unknown. CSPs are continuing to invest in 5G networks and more devices have become commercially available despite the economic disruption.

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

The main performance obligations would generally include:

License for our software solutions, professional services, managed services, service type warranty and post-contract customer support, each of which are generally distinct as these promises are capable of being distinct and are separately identifiable.

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

To determine SSP, the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available observable inputs or uses the expected cost-plus margin approach to estimate the price the Company would charge if the products and services were sold separately. For software licenses where the standalone selling prices, cannot be determined based on observable prices, given the same products are sold for a broad range of amounts and the selling price is highly variable, the standalone selling prices included in a contract with multiple performance obligations are determined by applying a residual approach. Standalone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis or on a cost-plus basis. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis.

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

Share-based compensation. Our accounts for share-based compensation are in accordance with ASC No. 718 “Compensation – Stock-based Compensation”, or ASC No. 718, which requires us to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

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

Income Taxes. We account for income taxes using the asset and liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

We account for unrecognized tax positions under a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Assumptions, judgment, and the use of estimates are required in determining if the more-likely-than-not standard has been met and in determining the expected benefit when developing the provision for income taxes. Our evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law or guidance, correspondence with tax authorities during the course of audits, and effective settlement of audit issues. Changes in these or other factors could result in material increases or decreases in our provision for income taxes in the period in which we make the change.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table lists our current directors and executive officers:

Name	Age	Position
Rami Schwartz (1)	68	Chairman of our Board of Directors
Rachel (Heli) Bennun	72	Director
Andre Fuetsch (1)(5)	55	Director
Oren Most (1)(4)(5)	75	Director
Yaron Ravkaie (1)(2)	57	Director
David (Dudi) Ripstein (1)(4)	59	Director
Sami Totah (1)(3)	68	Director
Benjamin (Benny) Eppstein	52	Chief Executive Officer
Hod Cohen	50	Chief Financial Officer
Hilik Itman	54	Chief Operating Officer
Rami Amit	60	Chief Technology Officer

(1)	Independent Director, under Nasdaq Stock Market Rules, or the Nasdaq Listing Rules.

(2)	Chairman of Audit Committee.

(3)	Chairman of Compensation Committee.

(4)	Audit Committee Member.

(5)	Compensation Committee Member.

Mr. Rami Schwartz has served as a director since July 2019 and was appointed as Chairman of our Board of Directors in February 2026. Mr. Schwartz has over 20 years’ experience in leadership positions in the technology and enterprise software fields. Mr. Schwartz currently serves as the Managing Director of the Portland Trust Israel and as an Advisory Board Member to AlgoSec and a director at Perion Network Ltd. (Nasdaq: PERI) Mr. Schwartz previously served in senior positions, including as business group president, founder, Chief Executive Officer and Active Chairman, with several public and private companies including Amdocs. Mr. Schwartz also served as Chief of System Development for the Israeli Air Force. Mr. Schwartz holds a B.Sc. in math and computer science from the Hebrew University of Jerusalem.

Ms. Rachel (Heli) Bennun has served as a director since December 2012 and as our Executive Chairman from September 2015 until December 2024. Ms. Bennun has over 25 years of professional experience in hi-tech companies. Ms. Bennun co-founded Arel Communications & Software Ltd. (formerly Nasdaq: ARLC) in 1988, a company focused on offering integrated video, audio and data-enabled conferencing solutions, including real time Interactive Distance Learning, and served as Chief Executive Officer, Chief Financial Officer, and director, leading the company to its initial public offering on Nasdaq in 1994. Ms. Bennun also co-founded ArelNet Ltd. (formerly TASE: ARNT), a pioneer in the field of Voice over IP, and served as Chief Executive Officer and as a director, leading the company to its initial public offering on TASE and until its acquisition by Airspan Network Inc. Ms. Bennun has also served as Chief Executive Officer and director of OrganiTech USA, Inc. (PINK: ORGT), a pioneer in the cleantech industry. Ms. Bennun holds a M.Sc. and a B.Sc. in Industrial and Management Engineering from Ben-Gurion University.

Mr. Andre Fuetsch has served as a director since August 2023. Mr. Fuetsch is a Managing Partner in Crossover Capital Partners LLC, having assumed that role in January 2024. Mr. Fuetsch has served in various senior capacities in AT&T Inc. since his joining in 1995, the most recent of which is AT&T’s Executive Vice President and CTO Network Services. As part of his role, Mr. Fuetsch oversaw the global technology direction for AT&T, including network planning, innovation road map and led AT&T Labs, AT&T Foundry, and the intellectual property organization. In his previous roles in AT&T, Mr. Fuetsch supported and led several organizations responsible for software, systems, and network architecture, planning and engineering, where he held six patents in the field of network traffic optimization and database design. Mr. Fuetsch holds a B.Sc. in Industrial Engineering and Operations Research at U.C. Berkeley and completed his graduate coursework in Computer Science at Stanford University.

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

Mr. Sami Totah has served as a director since June 2024 and as Chairman of our Board of Directors from January 2025 to February 2026. Mr. Totah has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, from 2008 until 2023. He has extensive knowledge and execution experience in overseeing very large information technology projects and has built an extensive global network with customers, partners, investors and executives. Mr. Totah served on the board of directors of various private and public companies including Itamar Medical Ltd. (Nasdaq and TASE: ITMR) between 2017 and 2021, and Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC), from 2023 until February 2026.

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

Mr. Hod Cohen has served as our Chief Financial Officer since January 2026. Prior to joining our Company, Mr. Cohen served for more than 20 years in various capacities in Amdocs Limited (Nasdaq: DOX), including as Head of the Global Business Finance Group, where he was in charge of the business group finance unit of the Americas and International regions from 2021 to 2026, as Head of Finance, APAC & EMEA from 2016 to 2021 and as M&A Finance Director from 2013 to 2016. Mr. Cohen holds a B.A. in Economics from the College of Management and Academic Studies, Rishon Le-Zion and an MBA ESG Paris Graduate School of Management.

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

The following table presents information regarding compensation accrued in our financial statements for our five most highly compensated office holders (within the meaning of the Israeli Companies Law), during or with respect to the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity-Based Compensation ($)(1)	All Other Compensation ($)(2)	Total ($)
Benjamin (Benny) Eppstein CEO	2025	400,000	199,369	545,850	62,716	1,207,935
Hilik Itman, Chief Operating Officer	2025	338,558	224,619	478,840	112,858	1,154,875
Rami Amit, Chief Technology Officer	2025	248,276	105,328	320,867	88,823	763,294
Hadar Rahav (3)	2025	244,514	129,833	289,119	69,552	733,018
Rachel (Heli) Bennun, former Executive Chairman of our Board of Directors (4)	2025	196,138	74,248	133,777	45,141	449,304

(1)	Equity based compensation includes the cost of non-cash share-based compensation of the Company in 2025. The grants awarded during 2024 and 2025 were for a vesting term of up to 4 years.

(2)	All other compensation includes social benefits and car leasing costs.

(3)	Ms. Hadar Rahav served as the Chief Financial Officer of the Company until January 11, 2026.

(4)	Ms. Bennun served as an Executive Chairman of our Board of Directors until December 31, 2024, her notice period ended June 30, 2025, and she is currently serving as a member of our Board of Directors.

The bonus and commission payments made to the persons listed in the table above are based on the achievements of goals and objectives that are set and communicated at the beginning of each year and which are made in accordance with our Compensation Policy, as approved by our shareholders from time to time and most recently on December 3, 2025.

The aggregate direct remuneration paid to all our directors and executive officers as a group for the year ended December 31, 2025, including Ms. Hadar Rahav who ceased to serve in her position as Chief Financial Officer on January 11, 2026 and Ms. Heli Bennun, whose notice period as Executive Chairman of the Board ended on June 30, 2025 was approximately $2.97 million in salaries, bonus, commissions and directors’ fees. This amount includes approximately $0.4 million that was set aside or accrued to provide pension, retirement or similar benefits. These amounts do not include the expense of share-based compensation as per ASC No. 718.

During 2025, our office holders, as such term is defined in the Israeli Companies Law, or Office Holders, including those who served as such during the year 2025, including our former Executive Chairman and including our former CFO, but excluding our non-executive directors, received, in the aggregate 197,220 RSUs and 22,960 options to acquire ordinary shares, or Options, under our 2013 Share Option Plan, or the 2013 Plan and the 2023 Equity Incentive Plan or the 2023 Plan. The RSUs and the Options have a vesting schedule up to four years over equal monthly or quarterly installments commencing as of the date of the grant. Further information regarding the RSU and Options grants to our directors is detailed below.

As of December 31, 2025, our current directors and officers, as a group, held, in the aggregate 285,105 RSUs and 75,816 Options that were granted under our 2013 Plan and the 2023 Plan.

Our directors are reimbursed for expenses and receive cash and equity compensation, which terms are detailed below.

The cash compensation currently paid to our non-executive directors (other than to Mr. Fuetsch) as approved by our shareholders at the annual general meeting held on October 15, 2024, or the 2024 AGM, consists of an annual retainer fee of $54,000 and an additional fee for directors serving as members of our committees, or Committee Membership Fee consisting of an annual retainer of $9,000 for Audit Committee members, with the chairman of our Audit Committee receiving an annual retainer of $18,000 and an annual retainer of $7,000 for Compensation Committee members, with the chairman of our Compensation Committee receiving an annual retainer of $14,000. The cash compensation currently paid to Mr. Fuetsch, who was designated by our Board as a director who holds special expertise, or a Special Expertise Director, is an annual cash retainer compensation in the amount of $70,000 and the applicable Committee Membership Fees.

In addition, as resolved at the 2024 AGM, we grant our directors (other than our Chairman and Mr. Fuetsch), a grant reflecting 6,000 RSUs and 8,000 options, annually, both for the term for which such director is appointed, elected or re-elected, or the General Director Grant. Such grants vest in equal monthly installments. The exercise price of the Options is the average of the closing price of our ordinary shares on Nasdaq in the 30 days prior to the annual general meeting in question, or the appointment, if earlier.

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

Share Option Plans

On March 28, 2023, our Board of Directors adopted the 2023 Plan. The 2023 Plan expires on March 27, 2033. Under the 2023 Plan, we may grant Options, restricted shares and RSUs to our employees, directors, consultants and contractors. Options and RSUs granted under our 2023 Plan generally vest over a period of between one and four years, with a default expiration term for Options of ten years from the date of grant, subject to the discretion of our Board of Directors, which has the authority to deviate from such parameters in respect of specific grants. The 2023 Plan is administered either by our Board of Directors or, subject to applicable law, by our Compensation Committee, which has the discretion to make all decisions relating to the interpretation and operation of the 2023 Plan, including determining who will receive an option award and the terms and conditions of the option awards. We have reserved an aggregate of 3,000,000 ordinary shares under our 2023 Plan. As of March 23, 2026, we have granted 2,365,608 RSUs and 143,735 Options under the 2023 Plan.

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

We measure the compensation expense for all share-based payments (including employee stock options) at fair value, in accordance with ASC No. 718. We recorded an expense of approximately $6.1 million for share-based compensation plans during 2025. In February 2026 and March 2026 we granted an aggregate amount of 56,560 RSUs, and 8,747 Options and during 2025, we granted 348,184 RSUs, and 22,960 Options, which will result in additional future expenses that may reduce our net income. See Notes 2(n) and 12(b) of the Notes to the Consolidated Financial Statements for further information.

As of March 23, 2026, there were (i) 4,497 outstanding Options and 27,751 unvested RSUs under the 2013 Plan, and (ii) 128,318 outstanding Options and 1,062,632 unvested RSUs under the 2023 Plan.

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

Compensation Policy

Our compensation policy for our executive officers and directors, was last approved by our shareholders at the annual general meeting held on December 3, 2025, and prior to that was amended on October 15, 2024. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Compensation Committee.”

C.	BOARD PRACTICES

Terms of Office

Our current Board of Directors is comprised of Rami Schwartz (Chairman), and our non-executive directors, Rachel (Heli) Bennun, Andre Fuetsch, Oren Most, Yaron Ravkaie, David (Dudi) Ripstein and Sami Totah. Our directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board of Directors and their appointment is later ratified at the first meeting of the shareholders thereafter. All of our current directors were elected by our shareholders at our annual general meeting. The terms of office of Mr. Schwartz and Messrs. Bennun, Fuetsch, Most, Ravkaie, Ripstein and Totah, will expire at our 2026 annual general meeting. Except Mr. Andre Fuetsch, none of our directors have service contracts with the Company relating to their service as a director. None of the directors will receive benefits upon termination of their position as a director. For a description of our compensation of directors see “Item 6.B—Directors, Senior Management and Employees—Compensation.”

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

On July 31, 2019, our Board of Directors adopted the Exemption. As a result of the adoption of the Exemption, we do not currently have any external directors serving on our Board. We are in compliance with the Nasdaq Listing Rules requirements as to the composition of our Board of Directors.

Audit Committee

The current members of our Audit Committee are David (Dudi) Ripstein, Yaron Ravkaie and Oren Most. Mr. Ravkaie is the Chairman of the Audit Committee. Our Board of Directors has determined that each of the members of our Audit Committee is independent within the meaning of the Nasdaq Listing Rules. Our Board of Directors has also determined that Yaron Ravkaie is an “Audit Committee Financial Expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act and that he has the requisite experience under Nasdaq Listing Rules.

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

Compensation Committee

The current members of our Compensation Committee are, Oren Most, Sami Totah and Andre Fuetsch. Mr. Totah is the Chairman of the Compensation Committee. Our Board of Directors has determined that each of the members of our Compensation Committee is independent within the meaning of the Nasdaq Listing Rules.

The Compensation Committee operates under a charter that is posted on our website.

As stated in our Compensation Committee Charter and as provided under the Israeli Companies Law and the Nasdaq Listing Rules, our Compensation Committee is responsible for (i) proposing Office Holder compensation policies to the Board of Directors, (ii) proposing necessary revisions to any compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to compensation of Office Holders, (iv) determining, in accordance with Office Holder compensation policies, whether to exempt an engagement with an unaffiliated nominee for the position of chief executive officer from requiring shareholder approval, and (v) administration of our share option plan.

Subject to the provisions of the Israeli Companies Law, compensation of executive officers is generally determined and approved by our Compensation Committee and our Board of Directors. Shareholder approval is generally required when (i) approval by our Board of Directors and our Compensation Committee is not consistent with our Compensation Policy which was last adopted by annual meeting of shareholders on December 3, 2025, or (ii) the compensation is that of our Chief Executive Officer. In special circumstances, our Compensation Committee and Board may approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholder objection. Additionally, under certain circumstances, our Compensation Committee may exempt an engagement with a nominee for the position of chief executive officer from requiring shareholders’ approval or may otherwise postpone such shareholders’ approval.

A director or executive officer may not be present when the Board of Directors discusses or votes upon the terms of his or her compensation, unless the chairman of the Board determines that he or she should be present to present the transaction that is subject to approval. The Chief Executive Officer may not be present during voting or deliberations regarding his or her compensation.

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

Our compensation policy for our executive officers and directors, was last approved by our shareholders on December 3, 2025.

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

Our total headcount as of December 31, 2025, was 325, compared to 307 in 2024 and 295 in 2023, including full-time and part-time employees and contractors, broken down geographically and by function as follows:

	Research and Development	Sales, Marketing and Customer Support	Operations	Administration and Management	Total Headcount
Israel	88	37	4	14	143
India	23	41	-	3	67
United States	-	42	-	3	45
Brazil	-	11	-	1	12
Other	41	17	-	-	58
Total	152	148	4	21	325

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 23, 2026, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to Options that are currently exercisable or exercisable within 60 days of March 23, 2026, and RSUs, that shall vest within 60 days of March 23, 2026, to be outstanding and to be beneficially owned by the person holding the Options or RSUs for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 16,690,457 ordinary shares outstanding as of March 23, 2026.

The information presented below is based on information provided to us by the directors, officers, and shareholders or disclosed in public filings with the SEC. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

None of our executive officers or directors beneficially owns 1% or more of our outstanding ordinary shares.

As of March 23, 2026, our ordinary shares had a total of 13 holders of record, of which 7 were registered with addresses in the United States. We believe that the number of beneficial owners of our shares is substantially greater than the number of record holders, because a large portion of our ordinary shares is held of record in broker “street name”.

Name	Number of Ordinary Shares beneficially owned(1)		Percentage of Outstanding Ordinary Shares beneficially owned(2)
Principal Shareholders
Lynrock Lake LP	3,166,666	(3)	19.0%
Michael Zisapel and Klil Zisapel	2,294,738	(4)	13.7%
Barclays PLC	1,114,430	(5)	6.7%
AWM Investment Company, Inc.	991,261	(6)	5.9%
Value Base Ltd.	865,009	(7)	5.2%

Directors and Officers
Rami Schwartz	*		*
Rachel (Heli) Bennun	*		*
Andre Fuetsch	*		*
Oren Most	*		*
Yaron Ravkaie	*		*
David (Dudi) Ripstein	*		*
Sami Totah	*		*
Benjamin (Benny) Eppstein	*		*
Hod Cohen	*		*
Hilik Itman	*		*
Rami Amit	*		*

All directors and executive officers as a group (11 persons)	298,333	(8)	1.8%

*	Less than 1%

(1)	Except as otherwise noted and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2026.

(2)	The percentage of outstanding ordinary shares is based on 16,690,457 ordinary shares outstanding as of March 23, 2026. In determining the percentage owned by each person, ordinary shares for each person includes ordinary shares that may be acquired by such person pursuant to options to purchase ordinary shares that are exercisable within 60 days of March 23, 2026. The number of outstanding ordinary shares does not include 5,189 ordinary shares held by RADCOM US, a wholly owned subsidiary and 30,843 ordinary shares that were repurchased by us.

(3)	Based on a Schedule 13D filed with the SEC on February 24, 2026. Includes 3,166,666 ordinary shares held by Lynrock Lake Master Fund LP, or Lynrock Lake Master. Lynrock Lake LP, or Investment Manager, is the investment manager of Lynrock Lake Master. Pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Company held by Lynrock Lake Master. Cynthia Paul, the Chief Investment Officer of the Investment Manager and Sole Member of Lynrock Lake Partners LLC, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Company held by Lynrock Lake Master. The address of each of Cynthia Paul, Lynrock Lake Partners LLC, and Lynrock Lake LP is 2 International Drive, Suite 130 Rye Brook, NY 10573.

(4)

Based on a Schedule 13D/A filed with the SEC on February 24, 2026, Mr. Michael Zisapel and Ms. Klil Zisapel beneficially own, in aggregate, 2,294,738 ordinary shares. Ms. Klil Zisapel beneficially owns 1,147,369 ordinary shares, consisting of (i) 874,047 ordinary shares held directly by Ms. Klil Zisapel and (ii) 271,074 ordinary shares that are held indirectly by Ms. Klil Zisapel through her 50% ownership in each of Lomsha Ltd., an Israeli company, and Michael & Klil Holdings (93) Ltd., an Israeli company and (iii) Options to acquire 2,249 ordinary shares exercisable within 60 days. Mr. Michael Zisapel beneficially owns 1,147,369 ordinary shares, consisting of (i) 874,047 ordinary shares held directly by him, (ii) 271,074 ordinary shares held indirectly through his 50% ownership in each of Lomsha Ltd. and Michael & Klil Holdings (93) Ltd., and (iii) Options to acquire 2,248 ordinary shares exercisable within 60 days. The address of Mr. Zisapel and Ms. Zisapel is 24 Raoul Wallenberg Street, Building C, Tel-Aviv 69719, Israel.

(5)	Based on a Schedule 13G/A filed on February 11, 2026, Barclays PLC beneficially owns an aggregate amount of 1,114,430 ordinary shares; Barclays PLC reported sole voting power and sole dispositive power with respect to 1,111,314 ordinary shares, and shared voting power and shared dispositive power with respect to 3,116 ordinary shares. The securities being reported on by Barclays PLC, as a parent holding company, are owned, or may be deemed to be beneficially owned, by Barclays Bank PLC. Barclays Bank PLC is a non-US banking institution registered with the Financial Conduct Authority authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Barclays Bank PLC is a wholly-owned subsidiary of Barclays PLC. Barclays Capital Inc., is a Connecticut business entity. The address of the principal office of Barclays PLC and Barclays Bank PLC is 1 Churchill Place, London, E14 5HP, England. The address of the principal office of Barclays Capital Inc. is 745 Seventh Ave, New York, NY 10019.

(6)	Based on a Schedule 13G filed with the SEC on February 14, 2025 by AWM Investment Company, Inc., or AWM, reporting that AWM is the investment adviser to Special Situations Fund III QP, L.P., or SSFQP, Special Situations Cayman Fund, L.P., or Cayman, Special Situations Technology Fund, L.P., or TECH and Special Situations Technology Fund II, L.P., or TECH II and referred to together with SSFQP, Cayman, and TECH as the Funds. As the investment adviser to the Funds, AWM holds sole voting and investment power over 380,185 ordinary shares held by SSFQP, 106,530 ordinary shares held by Cayman, 84,821 ordinary shares held by TECH and 419,725 ordinary shares held by TECH II. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., a Delaware limited liability company, or SSCAY, the general partner of Cayman. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of SSFQP and SST Advisers, L.L.C., a Delaware limited liability company, the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc.is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.

(7)	Based on a Schedule 13D filed with the SEC on February 17, 2026. Includes (i) 400,563 Ordinary Shares owned directly by Value Base Ltd., an Israeli company which is controlled by Messrs. Victor Shamrich and Ido Nouberger and which wholly owns Value Base Hedge Fund Ltd., an Israeli company, and is the general partner of Harmony Base L.P., and (ii) 464,446 ordinary shares owned directly by Harmony Base L.P., an Israeli limited partnership. The address of each of Value Base Ltd. and Harmony Base L.P. is 23 Yehuda Halevi St., Tel-Aviv 6513601, Israel.

(8)	Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares, including options that are currently exercisable or exercisable within 60 days of March 23, 2026, and RSUs that vest within 60 days of March 23, 2026 held by each such party, and have, therefore, not been separately disclosed. The number of shares is comprised of 261,007 ordinary shares and 26,599 Ordinary Shares issuable upon the settlement of RSUs and 10,727 Ordinary Shares issuable upon the exercise of Options that are currently exercisable or exercisable within 60 days of March 23, 2026

Significant Changes in Percentage Ownership by Major Shareholders

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the transfer by inheritance of the ordinary shares and options to purchase ordinary shares beneficially owned by our former largest shareholder, late Zohar Zisapel, to each of his children Michael Zisapel and Klil Zisapel in equal parts, in 2023 and the subsequent decrease in the percentage of ownership they hold in the aggregate, from approximately 15% as of March 19, 2025 to 13.7% as of March 23, 2026, (ii) an increase in the percentage of ownership held by Lynrock Lake LP from 14.1% as of March 19, 2025 to 19% as of March 23, 2026, (iii) an increase in the percentage of ownership held by Barclays PLC above 5% until it has beneficially owned 5.4% as of March 19, 2025 and subsequent increase until it has beneficial owned 6.7% as of March 23, 2026, (iv) a decrease in the percentage of ownership held by AWM Investment Company, Inc., from 6.2% as of March 19, 2025 to 5.9% as of March 23, 2026, and (v) an increase in the percentage of ownership held by Value Base Ltd. above 5% until it has beneficially owned 5.2% as of March 23, 2026. The information in the paragraph above is based on Schedules 13G, 13D and amendments thereof filed by the persons named above, and assumes that the number of shares reported therein has not changed from the date of filing such Schedule through the date referred to above.

.

B.	RELATED PARTY TRANSACTIONS

Transactions with certain Principal Shareholders

We currently lease office premises in Tel Aviv, Israel and in Paramus, New Jersey, in part from private companies owned by two of our shareholders Michael Zisapel and Klil Zisapel, for which we believe we pay on market terms and rates. The aggregate amount of lease and maintenance payments, which may constitute related party transactions under Item 7.B of Form 20-F, was approximately $204 thousand in 2025.

Transactions with Magic Software Enterprises Ltd

Our Director Mr. Sami Totah also served as a director in Magic Software Enterprises Ltd, or Magic Software, during 2025. During 2025, we purchased certain cloud management services from CommIT Technology Solutions Ltd, or CommIT, and human resources services from 9540 Y.G. Soft I.T Ltd., or ITSoft, for which we believe we pay on market terms and rates, both of which are subsidiaries of Magic Software. The aggregate amount of such purchases in 2025, was approximately $933 thousand and $301 thousand from CommIT and ITSoft, respectively.

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

Export Sales

In 2025 and 2024, the amount of our export sales was approximately $56.8 million and $54.1 million respectively, which represented 79% and 89% of our total sales respectively.

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

Except as otherwise disclosed below and/or in this Annual Report, there has been no significant change affecting our financial statements since December 31, 2025.

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

On March 29, 2019, we entered into a series of agreements with AT&T relating to the sale of our solutions and services to AT&T. The AT&T agreements include:

●	Software and Professional Services Agreement, or the AT&T SPSA – a three-year framework agreement with two additional one-year options which establishes general terms and conditions for the delivery of products and services. Such terms include, among others, terms relating to ordering procedures; AT&T site, privacy, and security requirements; terms related to the licensing of intellectual property to AT&T; change in control provisions permitting AT&T’s termination of the agreement under certain circumstances; intellectual property infringement indemnity; insurance requirements; and limitations of liability. The SPSA provides the structure pursuant to which the parties may enter into supplemental agreements for purposes of effectuating specific orders. With regard to such orders, the terms of any supplemental agreements take precedence over the terms of the SPSA. On August 24, 2022, March 19, 2025 and June 27, 2025, the AT&T SPSA was extended for an additional period.

●	Supplemental Support & Maintenance Agreement, or the AT&T Supplemental S&M – a three-year agreement for our performance of support and maintenance services for our solutions deployed on AT&T’s network. This agreement defines the technical aspects of support including error severity levels, response times, and method of interface, as well as the annual fee for such services. On April 1, 2022, and on May 5, 2025, the AT&T Supplemental S&M was extended for an additional period.

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

Additionally, we have entered and from time to time may enter into additional SOWs with AT&T providing for additional products and/or services complementary to the services provided under AT&T SPSA and AT&T Supplement Agreement.

We entered into a series of agreements with Rakuten relating to the sale of our solutions and services to Rakuten. The Rakuten Agreements include:

●	Master Software and Professional Services Agreement, or MSPSA – a multi-year framework agreement effective May 21, 2019, establishing general terms and conditions for the delivery of software and services. Such terms include, among others, terms relating to ordering procedures, intellectual property, confidentiality, indemnity, and limitations of liability. The MSPSA provides the structure pursuant to which the parties may enter into additional statements of work, or SOWs, for purposes of effectuating specific orders. The SOWs establish the scope of services, technical specifications, and certain other terms with regard to each particular order. The terms of any SOWs take precedence over the terms of the MSPSA. On May 21, 2024, and on May 21, 2025, the Rakuten MSPSA was extended for an additional period.

●	Rakuten Managed Services Agreement, or the Rakuten Managed Services Agreement – a multi-year agreement effective May 22, 2019, governing the delivery of our solution and services as a managed service to Rakuten and providing the detailed technical scope for the managed services and the prices applicable to such services. Rakuten Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods. On July 14, 2022, and February 21, 2024, the Rakuten Managed Services Agreement was extended for an additional period.

●	Rakuten 5G NSA/SA Managed Services Agreement, or the Rakuten 5G NSA/SA Managed Services Agreement – a multi-year agreement effective as of August 31, 2020, governing the delivery of our solution and services as a managed service to Rakuten’s 5G NSA and SA network, providing the detailed technical scope for the managed services and the prices applicable to such services. The Rakuten 5G NSA/SA Managed Services Agreement establishes a multi-year commitment with certain additional renewal periods. On February 21, 2024, the Rakuten 5G NSA/SA Managed Services Agreement was extended for an additional period.

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

We have yet to claim the tax benefits offered under Amendment 73 and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2025.

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

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years commencing in the year of the payment of such expenditures.

From time to time we may apply for approval of research and development programs which may support eligibility for tax deductions for all or most of the research and development expenses during the year incurred. There can be no assurance that such application will be approved. If we will not be able to deduct research and development expenses during the year of the payment, we will be able to deduct research and development expenses during a period of three years commencing in the year of the payment of such expenses.

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

The tax rate applicable to Real Capital Gain derived by an individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period (or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares), such gain will be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who holds, alone or together with a relative or with a person who is not a relative where the person has a permanent cooperation agreement with such non-relative, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real capital gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Moreover, Real Capital Gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary “business income”, as defined in Section 2(1) of the Ordinance, is taxed in Israel at the marginal tax rates applicable to business income (for fiscal year 2025 and 2026, up to 47% and surtax (if applicable, as described below) for individuals, and the corporate tax rate (currently at a rate of 23%) for Israeli resident corporations).

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

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid by January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made within the previous six months. However, if all tax due was withheld at the source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, a non-Israeli resident is generally exempt from the obligation to file such tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Non-Residents on Dividends

Non-Israeli residents are generally subject to Israeli withholding income tax on the receipt of dividends paid on our ordinary shares at the rate of 25% or 30% for an individual shareholder that is considered a Substantial Shareholder (as described above) at the time of distribution or at any time during the 12 month period preceding such date, which tax will be withheld at source unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (provided that a valid certificate from the ITA allowing for such relief is obtained in advance).

Dividends paid on publicly traded shares, like our ordinary shares, are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a Substantial Shareholder or not). Such dividends are generally subject to Israeli withholding tax at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise or a Preferred Technological Enterprise or such other reduced rate provided under an applicable tax treaty between Israel and the shareholder’s country of residence, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate.

For example, under the U.S.-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%. However, dividends that are being paid by an Israeli corporation, to a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation throughout the paying corporation’s taxable year in which the dividend is paid and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. Notwithstanding the foregoing, dividends distributed from income entitled to certain benefits under the Encouragement of Capital Investments Law, are not entitled to such reduced rate under the U.S.-Israel Tax Treaty, but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions as discussed in the previous sentence are met. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the U.S. recipient in Israel. A valid withholding certificate from the ITA allowing for such reduced treaty tax rates must be presented in advance of payment.

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

United States Federal Corporate Income Tax

RADCOM US is subject to U.S. federal and state corporate income tax. U.S. federal corporate income tax is currently imposed at a rate of 21%, and additional state taxes may apply depending on the jurisdiction.

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

Taxation of U.S. Holders of Ordinary Shares

Taxation of Distributions Paid on Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Considerations” a U.S. Holder, other than certain U.S. Holders that are U.S. corporations (as excluded from the definition of U.S. Holder, above), will be required to include in gross income as ordinary dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Subject to the discussion below under Passive Foreign Investment Company Considerations, dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains, provided that such dividends meet the requirements of “qualified dividend income.” For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if certain holding period and other requirements are met and either (i) the stock of the non-U.S. corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S. (e.g., Nasdaq) or (ii) the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States, which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The IRS has determined that the U.S.-Israel income tax treaty is satisfactory for this purpose, although there is no guarantee that this will remain the position or the dividends will qualify for any other reasons. Dividends that fail to meet such requirements, dividends received if we are a PFIC, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (i) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (ii) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.

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

Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Subject to the discussion below under “Medicare Tax,” capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares generally will be treated as United States source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares generally is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Considerations. Based on our current and anticipated operations and the composition of our assets, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2025. As for 2026, there can be no assurance that we will not be classified as a PFIC due to various market conditions and relative values of our assets and the amount of our passive income. We might be classified as PFIC if either: (i) at least 75% of our gross income is passive income, or (ii) at least 50% of the value of our assets is attributable to assets that produce or are held for the production of, passive income.

For this purpose, passive income generally includes dividends, interest, certain royalties or rents, and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we are a PFIC for any year in which a U.S. taxpayer holds our shares, such holder may face increased tax liabilities. Unless a timely election is made (such as a “qualified electing fund” or “mark-to-market” election), any “excess distributions” or gains from the sale of our ordinary shares would generally be taxed at the highest ordinary income rates and could be subject to an interest charge for the period the tax was deemed deferred. Furthermore, we do not currently intend to provide the annual notifications or information necessary for U.S. holders to make or maintain any election. We strongly encourage U.S. holders to consult their tax advisors regarding the potential application of the PFIC rules and the availability of any tax elections.

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

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge on the SEC’s website (www.sec.gov). We generally make available on our own website (www.radcom.com) our annual reports as well as other information. However, as an Israeli publicly traded company, we do not send copies of our annual reports to our shareholders. We will mail out copies of our annual financial statements only to those shareholders that submit a written request for such statements. See also “Item 10.B—Additional Information—Memorandum and Articles of Association” and “Item 16.G—Corporate Governance.” Information contained on our website is not a part of this Annual Report.

Any statement contained in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. We urge you to review the exhibits themselves for a complete description of the contract or document.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act; however, following recent amendment to Section 16(a) of the Exchange Act, our directors and certain of our officers will become subject to the reporting provisions set forth therein, effective March 18, 2026. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

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

Interest Rate Risk

Our exposure to market risks regarding changes in interest rates relates primarily to our bank deposits and to loans we may take that are based on a floating/fixed interest rate. Our bank deposits are held mainly in U.S. dollars with financial banks and bear annual average interest range of approximately 4.12%-6.5%. For the purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our bank deposits. The potential loss to us over one year would result from a hypothetical change in our annual average range interest rates of 10% is not material.

Foreign Currency Exchange Risk

Our financial results may be impacted by foreign currency fluctuations. Our foreign operations are generally transacted through our U.S. and Brazil subsidiaries and through our representatives and distributors. Typically, these sales and related expenses are denominated in U.S. dollars, BRLs or in euros for European countries, while a significant portion of our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be impacted by fluctuations in the rates of exchange between the U.S. dollar and other currencies, mainly the NIS and BRL. Based on our budget for 2026, we expect that (i) a change of ten percent (10%) in the exchange rate of the NIS to U.S. dollar will have an impact on our operating expenses expressed in dollar terms by approximately $2.3 million per year and vice versa and (ii) a change of ten percent (10%) in the exchange rate of the BRL to U.S. dollar will have an impact on our operating expenses expressed in dollar terms by approximately $130,000 per year and vice versa.

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

The Company’s management, together with our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as of December 31, 2025. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding the required disclosure, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

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

Under the supervision and with the participation of the Company’s management, including its principal executive and financial officers, the Company conducted an evaluation, and assessed the effectiveness of, our internal control over financial reporting as of December 31, 2025, based on the 2013 framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control —Integrated Framework.

Based on our assessment under that framework and the criteria established therein, our management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

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

d.	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our Code of Ethics and Business Conduct which applies to all our directors, officers and employees, including our Chief Executive Officer and our Chief Financial Officer, as may be amended from time to time, is publicly available on our website at http://www.radcom.com. Future amendments to, or waivers under our Code of Ethics will be posted on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay & Kasierer, a member of EY Global, is our independent registered public accounting firm. Fees for professional services in 2025 and 2024 were as follows:

	2025	2024
Audit Fees	$360,000	$285,000
Audit Related Fees	$5,591	$9,832
Tax Fees	$30,238	$24,568
All Other Fees	$5,795	$-
Total	$401,624	$319,400

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

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

Audit Committee’s Pre-Approval Policies and Procedures

Our Audit Committee oversees our independent auditors. See also the description under the heading “Board Practices” in “Item 6—Directors, Senior Management and Employees – Board Practices.” Our Audit Committee’s policy is to approve any audit or permitted non-audit services proposed to be provided by our independent auditors, before engaging our independent auditors to provide such services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the Chairman of our Audit Committee is authorized to approve any such services between the meetings of our Audit Committee, subject to ratification by the Audit Committee, and to report any such approvals to the Audit Committee at its next meeting. All the fees set forth above were approved by the Audit Committee.

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

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is attached as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is designed to identify, assess, and manage material risks from cybersecurity threats and includes a cybersecurity incident response plan. Our cybersecurity risk management program has been designed to follow our industry’s best practices and is supported by a comprehensive set of enterprise security policies and procedures.

Cybersecurity is an important component of the Company’s overall risk management approach. The Company’s cybersecurity policies, standards and practices are integrated into the Company’s enterprise risk management approach, and cybersecurity risks are one of the enterprise risks that are subject to oversight by the Company’s Board of Directors.

Our cybersecurity risk management program includes the following:

●	risk assessments and analysis designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

●	a security team principally responsible for managing (i) our cybersecurity risk assessment processes, (ii) our security controls, and (iii) our response to cybersecurity incidents;

●	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

●	periodic cybersecurity awareness training of our employees;

●	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

●	maintaining ISO/IEC 27001 certification since 2022.

We also engage our internal auditor to conduct internal reviews of our cybersecurity policies and practices. In addition, in 2025, we conducted a business impact analysis (BIA) process and an operational and technical backup exercise as part of our business continuity management and disaster preparedness activity, the purpose of which was to examine the Company’s readiness for business continuity processes and emergency response, including preparedness, for complex and varied cyber attacks and severe disruption scenarios.

During 2025, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks arising from cybersecurity threats or incidents nor can we provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see “Item 3.D—Risk Factors – Disruptions to our IT systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially adversely affect our reputation and business” and “Item 3.D—Risk Factors – Cyber-attacks on our customers’ networks involving our products could have an adverse effect on our business” in this Annual Report.

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function. The Company’s Board of Directors receives periodic presentations on cybersecurity risks during the year, which address a wide range of topics including, for example, recent developments, third-party reviews, the threat environment, technological trends and information security considerations arising with respect to the Company. The Board of Directors will receive prompt and timely information regarding any significant cybersecurity incidents, as well as ongoing updates regarding such incidents until they have been addressed. The Board of Directors also regularly discusses the Company’s approach to cybersecurity risk management with the Company’s senior management.

We utilize third-party cybersecurity experts, or Third-Party Experts, for information security services. Our Third-Party Expert works with our IT Manager, and both are supervised by members of our senior management, including our Chief Operating Officer, Chief Technology Officer, and Chief Financial Officer. Together, they oversee our cybersecurity risk management and have primary responsibility for identifying, assessing, remediating, and managing cybersecurity risks, threats, and incidents. Our Third-Party Experts and the dedicated personnel in their team are certified and experienced information systems security professionals and information security managers with over 20 years of cybersecurity experience. Our Third-Party Experts regularly provide our senior management team with updates on the performance of the cybersecurity risk management program and provides updates and presentations to our Board of Directors as necessary throughout the year.

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

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements and the report of independent registered public accounting firm in connection therewith are filed as part of this Annual Report, as noted below:

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of RADCOM Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RADCOM Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2026, expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 2009.

Tel-Aviv, Israel

March 31, 2026

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of RADCOM Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited RADCOM Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO Criteria). In our opinion, RADCOM Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO Criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024 ,the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025 and the related notes and our report dated March 31, 2026 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

March 31, 2026

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,486	$19,243
Short-term bank deposits	79,437	75,429
Trade receivables, net	20,245	19,038
Inventories, net	318	1,667
Other accounts receivable and prepaid expenses	2,036	1,819

Total current assets	132,522	117,196

NON- CURRENT ASSETS:

Severance pay fund	3,431	2,985
Other long-term assets	2,866	3,484
Property and equipment, net	988	879
Operating lease right-of-use assets	2,898	3,421
Goodwill	1,243	1,243
Intangible assets, net	1,026	1,366

Total non-current assets	12,452	13,378
Total assets	$144,974	$130,574

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$2,632	$2,457
Employees and payroll accruals	7,325	7,175
Deferred revenues	1,100	6,848
Current maturities of lease liabilities	1,099	966
Other liabilities and accrued expenses	10,872	10,463

Total current liabilities	23,028	27,909

NON-CURRENT LIABILITIES:
Accrued severance pay	4,790	3,868
Operating lease liabilities	2,135	2,438
Other liabilities and accrued expenses	916	683

Total non-current liabilities	7,841	6,989

Total liabilities	30,869	34,898

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary Shares of NIS 0.20 par value: Authorized: 20,000,000 shares at December 31, 2025 and 2024; 16,628,757 and 15,951,648 shares issued and 16,592,725 and 15,915,616 shares outstanding at December 31, 2025 and 2024, respectively	809	769
Additional paid-in capital	167,172	160,761
Accumulated other comprehensive loss	(2,923)	(2,910)
Accumulated deficit	(50,953)	(62,944)

Total shareholders’ equity	114,105	95,676

Total liabilities and shareholders’ equity	$144,974	$130,574

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2025	2024	2023
Revenues:
Products	$36,901	$28,217	$22,840
Services	34,593	32,792	28,760

	71,494	61,009	51,600

Cost of revenues:
Products	10,177	7,092	5,662
Services	7,016	8,654	8,111

	17,193	15,746	13,773

Gross profit	54,301	45,263	37,827

Operating expenses:
Research and development	20,239	18,659	19,575
Less - royalty-bearing participation	363	684	736

Research and development, net	19,876	17,975	18,839

Sales and marketing	19,683	17,794	14,592
General and administrative	6,439	6,407	5,058

Total operating expenses	45,998	42,176	38,489

Operating income (loss)	8,303	3,087	(662)

Financial income, net	4,283	4,115	4,557

Income before taxes on income	12,586	7,202	3,895

Taxes on income	595	234	182

Net income	$11,991	$6,968	$3,713

Basic net income per Ordinary Share	$0.74	$0.44	$0.25
Diluted net income per Ordinary Share	$0.71	$0.43	$0.24

Weighted average number of Ordinary Shares used in computing basic net income per Ordinary Share	16,266,468	15,666,457	15,098,642
Weighted average number of Ordinary Shares used in computing diluted net income per Ordinary Share	16,835,529	16,155,150	15,297,947

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net income	$11,991	$6,968	$3,713

Other comprehensive income (loss), net of taxes:
Foreign currency translation adjustments	(13)	120	(122)

Total other comprehensive income (loss)	(13)	120	(122)

Comprehensive income	$11,978	$7,088	$3,591

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2023	14,739,082	$706	$148,610	$(2,908)	$(73,625)	$72,783

Share-based compensation	-	-	6,117	-	-	6,117
RSUs vested	568,650	30	(30)	-	-	-
Net income	-	-	-	-	3,713	3,713
Other comprehensive loss	-	-	-	(122)	-	(122)

Balance as of December 31, 2023	15,307,732	$736	$154,697	$(3,030)	$(69,912)	$82,491

Share-based compensation	-	-	6,097	-	-	6,097
RSUs vested	607,884	33	(33)	-	-	-
Net income	-	-	-	-	6,968	6,968
Other comprehensive income	-	-	-	120	-	120

Balance as of December 31, 2024	15,915,616	$769	$160,761	$(2,910)	$(62,944)	$95,676

Share-based compensation	-	-	6,116	-	-	6,116
RSUs vested	635,339	38	(38)	-	-	-
Proceeds from exercise of stock options	41,770	2	333	-	-	335
Net income	-	-	-	-	11,991	11,991
Other comprehensive income	-	-	-	(13)	-	(13)

Balance as of December 31, 2025	16,592,725	$809	$167,172	$(2,923)	$(50,953)	$114,105

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income	$11,991	$6,968	$3,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	694	679	621
Share-based compensation	6,116	6,097	6,117
Change in:
Severance pay, net	476	297	137
Trade receivables, net	(1,201)	(5,642)	(2,332)
Other account receivables and prepaid expenses and other long-term assets	425	(2,185)	1,381
Inventories, net	1,266	(1,421)	552
Trade payables	181	(175)	(17)
Employees and payroll accruals	128	1,816	192
Other liabilities and accrued expenses	465	1,537	2,225
Deferred revenue	(5,749)	5,390	(5,580)
Changes in operating lease right-of-use assets and liabilities, net	353	11	(48)
Accrued interest on bank deposits and other	(538)	(1,984)	(2,255)

Net cash provided by operating activities	14,607	11,388	4,706

Cash flows from investing activities:

Business acquisitions, net of cash acquired (Refer to Note 10)	-	-	(2,477)
Investment in short-term deposits	(95,010)	(75,500)	(65,000)
Proceeds from short-term deposits	91,383	73,189	64,115
Purchase of property and equipment	(384)	(427)	(232)

Net cash used in investing activities	(4,011)	(2,738)	(3,594)

Cash flows from financing activities:

Proceeds from exercise of options	335	-	-

Net cash provided by financing activities	335	-	-

Foreign currency translation adjustments on cash and cash equivalents	$312	$(299)	$253

Increase in cash and cash equivalents	11,243	8,351	1,365
Cash and cash equivalents at beginning of the year	19,243	10,892	9,527

Cash and cash equivalents at end of the year	$30,486	$19,243	$10,892

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
(a) Non-cash investing activities:

Purchase of property and equipment	$33	$41	$43
Reclassification from inventories to fixed assets	$83	$-	$-
Lease liabilities arising from obtaining right-of-use-assets	$341	$2,709	$202

(b) Cash paid during the year:

Taxes on income	$485	$278	$190

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: - GENERAL

a.	RADCOM Ltd. (the “Company”), an Israeli corporation, is a leader in advanced, intelligent assurance solutions with integrated artificial intelligence operations (AIOps) capabilities. The Company’s flagship intelligent assurance platform, RADCOM ACE, leverages AI-driven analytics and generative artificial intelligence (GenAI) to enhance customer experiences. With solutions that scale from laboratory testing to full-scale deployment, the Company leverages advanced networking technologies to capture real-time data. The Company provides end-to-end, comprehensive network observability from the radio access network (RAN) to the core with an advanced 5G portfolio. The Company’s solutions are designed to be open, vendor-neutral, and cloud-agnostic, driving next-generation network automation, optimization, and efficiencies. Harnessing the power of intelligence, the Company reduces operational costs and enables predictive customer intent insights while integrating with business support systems/operational support systems (BSS/OSS) and service management systems. The Company’s solutions depict 100% of the real-time data on mobile and fixed networks. The Company empowers exceptional quality and service through cutting-edge technologies with valuable performance and subscriber intelligence analytics for customer-centric networks. The Company’s ordinary shares (the “Ordinary Shares”) are listed on the Nasdaq Capital Market under the symbol “RDCM”.

The Company has wholly-owned subsidiaries in the United States, Canada, India and Brazil.

b.	The Company depends on a limited number of customers for selling its solution. Such customers accounted for 86% of the Company’s revenues for the year ended December 31, 2025. If these customers become unable or unwilling to continue to buy the Company’s solution, it could adversely affect the Company’s results of operations and financial position (see also Note 13b2).

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

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates and assumptions are related, but not limited to contingent liabilities, income tax uncertainties, deferred taxes, share-based compensation, fair value of assets acquired and liabilities assumed in business combinations, as well as the determination of standalone selling prices in revenue transactions with multiple performance obligations and the estimated period of benefit for deferred contract costs. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into dollars in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”.

Other than in the Company’s subsidiary in Brazil, all exchange gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of income when they arise.

For the Company’s subsidiary in Brazil whose functional currency is the BRL, all amounts on the balance sheets have been translated into the dollar using the exchange rates in effect on the relevant balance sheet dates. All amounts in the statements of income have been translated into dollars using the average exchange rate for the relevant period in which those elements were recognized. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in the statements of changes in shareholders’ equity.

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

Short-term bank deposits are deposits with maturities of more than three months but less than one year and which do not meet the definition of cash equivalents. Long-term bank deposits are deposits with maturities of more than one year. Such deposits include annual interest rates ranging between 4.91%-7.25% resulting in accrued interest of $2,221 and $1,845 as of December 31, 2025 and 2024, respectively. The deposits are presented according to their terms including accrued interest.

f.	Trade receivables:

Trade receivables are recognized when the Company’s right to consideration is unconditional, net of any estimated credit losses. The Company generally does not require collateral or security from its customers. The Company makes estimates of expected credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income. Allowance for credit losses as of December 31, 2025 and as of December 31, 2024 was immaterial.

g.	Concentration of credit risk:

Financial instruments that may subject the Company to significant concentration of credit risk consist mainly of cash and cash equivalents, short-term and long-term bank deposits, severance pay fund and trade receivables.

Cash and cash equivalents and short-term bank deposits are maintained with major financial institutions mainly in Israel. Assets held for severance benefits are maintained with major insurance companies and financial institutions in Israel. Such deposits are not insured. However, management believes that such financial institutions are financially sound and, accordingly, low credit risk exists with respect to these investments.

The trade receivables of the Company are mainly derived from sales to a diverse set of customers located primarily in the United States, EMEA (Europe, the Middle East, and Africa) and Asia. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any significant losses

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories, net:

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

Inventory write-off expenses for the year ended December 31, 2025 amounted to $92. No inventory write-off expenses were recorded during the years ended December 31, 2024 and 2023.

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

The Company’s long-lived assets, including finite-lived intangible assets, are reviewed for impairment in accordance with ASC No. 360, “Property, plants and equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is assessed by a comparison of the carrying amount of the asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2025, 2024 and 2023, no impairment losses have been recognized.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Leases

Under ASC No. 842, “Leases” (“ASC 842”), the Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract includes an identified asset, (2) whether the Company obtains substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct how and for what purpose the identified asset is used throughout the period.

The Company elected to combine lease and non-lease components for all contract leases. For short-term leases with a term of 12 months or less, operating lease right-of use (“ROU”) assets and liabilities are not recognized and the Company records lease payments on a straight-line basis over the lease term.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The Company uses its incremental borrowing rate because the rate implicit in the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is based on the information available at the commencement date to determine the present value of the lease payments.

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

The main performance obligations would generally include:

License for the Company’s software solutions, professional services, managed services, service type warranty and post-contract customer support, each of which are generally distinct as these promises are capable of being distinct and are separately identifiable.

c)	Determine the transaction price:

The transaction price is the amount of consideration to which the Company is entitled in exchange for transferring promised goods or services to a customer. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities. The Company accounts for shipping and handling activities as fulfillment activities. Shipping and handling activities are classified as part of cost of revenues.

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

To determine standalone selling price (“SSP”), the Company maximizes the use of observable standalone sales and observable data, where available. In instances where performance obligations do not have observable standalone sales, the Company utilizes available observable inputs or uses the expected cost-plus margin approach to estimate the price the Company would charge if the products and services were sold separately. For software licenses where the SSP cannot be determined based on observable prices, given the same products are sold for a broad range of amounts and the selling price is highly variable, the SSP included in a contract with multiple performance obligations is determined by applying a residual approach. SSP of services are typically estimated based on observable transactions when these services are sold on a standalone basis or on a cost-plus margin basis. The transaction price is allocated to the separate performance obligations on a relative SSP basis.

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

Services: Revenues related to managed services, maintenance, support and post-contract customer support are recognized ratably over the contract period since these services have a consistent continuous pattern of transfer to a customer during the contract period. Professional services revenues are recognized as services are performed, using the method that best depicts the transfer of services to the customer, generally using an input method, based on labor hours consumed or ratably, when professional services have a consistent pattern of transfer to the customer.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues represent unrecognized fees collected, for which revenue has not yet been recognized. Deferred revenues are classified as short-term and long-term deferred revenues based on the period in which revenues are expected to be recognized. See also Note 3 for additional revenue recognition disclosures.

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

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation — Stock Compensation”, which requires companies to estimate the fair value of share-based payment awards on the grant date using an option-pricing model.

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

No options were granted in 2023. The fair value for options granted in 2025 and 2024 is estimated at the date of grant with the following weighted average assumptions:

	2025	2024

Dividend yield	0%	0%
Exercise price	11.89	10.01
Expected volatility	40.06%	40.06%
Risk-free interest	4.03%	4.03%
Expected life (in years)	10	10

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Advertising and marketing expenses:

Advertising and marketing expenses consist primarily of marketing campaigns and tradeshows. Advertising and marketing expenses are charged to the consolidated statement of income, as incurred. Advertising and marketing expenses for the years ended December 31, 2025, 2024 and 2023, amounted to $746, $534 and $622, respectively.

p.	Research and development costs:

Research and development costs are charged to the consolidated statement of income as incurred except for royalty-bearing participation from the IIA as described in Note 2q.

ASC No. 985-20, “Software - Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

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

r.	Basic and diluted net income per share:

Basic and diluted income per Ordinary Share is presented in conformity with ASC No. 260, “Earnings Per Share”, for all periods presented. Basic income per Ordinary Share is computed by dividing net income for each reporting period by the weighted average number of Ordinary Shares outstanding during the period.

Diluted income per Ordinary Share is computed by dividing net income for each reporting period by the weighted average number of Ordinary Shares outstanding during the period plus any additional Ordinary Shares that would have been outstanding if potentially dilutive securities had been exercised during the period, calculated under the treasury stock method.

 RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Certain securities were not included in the computation of diluted income per share since they were anti-dilutive. The total weighted average number of shares related to the outstanding options and restricted share units (“RSUs”) excluded from the calculation of diluted net income per share was 78,974, 50,459 and 342,583 for the years ended December 31, 2025, 2024 and 2023, respectively.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC 740”). Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as noncurrent on the balance sheet.

The Company evaluates the realizability of deferred tax assets based on all available positive and negative evidence, including historical operating results, projections of future taxable income and tax planning strategies. A valuation allowance is established when, based on the weight of such evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

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

Severance expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $1,518, $1,194, and $1,112, respectively.

u.	U.S. defined contribution plan:

The U.S. subsidiaries have a 401(k) defined contribution plan covering certain full time and part time employees in the U.S. who meet certain eligibility requirements, excluding leased employees and contractors. All eligible employees may elect to contribute up to an annual maximum of 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits, but not greater than $23.5 per year (for certain employees between ages 50-59, the maximum contribution is $31 per year).

The U.S. subsidiaries match amounts equal to 100% of the first 5% of the employee’s base compensation that they contribute to the defined contribution plan per year per employee. For the years ended December 31, 2025, 2024 and 2023, the U.S. subsidiary recorded expenses for matching contributions of $155, $140 and $117, respectively.

v.	Fair value of financial instruments:

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

w.	Legal contingencies:

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

x.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”, which establishes standards for the reporting and displays of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income relates to foreign currency translation adjustment and gains or losses on intercompany foreign currency transactions that are of a long-term investment nature in connection with its subsidiary in Brazil.

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

z.	Goodwill and Other Intangible Assets:

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

For the three years ended December 31, 2025, no impairment losses were identified.

Purchased intangible assets with finite lives are carried at cost, less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets.

Amortization is calculated using the straight-line method over the estimated useful lives of the assets at the following:

December 31, 2025
Technology	4.67 years
Customer relationships	7.67 years

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Recently adopted accounting standards:

1.	In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU were required to be adopted for fiscal years beginning after December 15, 2024. The Company adopted this standard for its annual period beginning January 1, 2025, on a prospective basis, which resulted in updated income tax disclosures. See Note 11 for further information.

ab.	Recently issued accounting standards:

1.	In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This amendment introduces a practical expedient for the application of the Current Expected Credit Loss (“CECL”) model to current accounts receivable and contract assets. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the timing of adoption and impact of this amendment on its consolidated financial statements and related disclosures.

2.	In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software. The ASU was updated to consider different methods of software development and requires internal use software costs to be capitalized when management has authorized and committed to funding the software project and when significant uncertainty associated with the development of the software has been resolved. The amendments in this ASU are required to be adopted for annual and interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the effect of adopting the ASU on its consolidated financial statements.

3.	In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The update provides recognition, measurement, presentation, and disclosure requirements for government grants, including guidance for grants related to an asset and grants related to income. The amendments introduce two permitted approaches for asset-related grants: a deferred income approach or a cost accumulation approach. The guidance is effective for the Company beginning January 1, 2029, with early adoption permitted. The Company is currently evaluating the impact on its consolidated financial statements.

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

Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income. The Company elected to apply the practical expedient and recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

Deferred commission costs capitalized are periodically reviewed for impairment. As of December 31, 2025 and 2024, the deferred commission costs capitalized included within other long-term receivables in the consolidated balance sheets were $2,408 and $3,057, respectively. During the year ended December 31, 2025, the Company recorded new contract acquisition assets in the amount of $1,245.

During the years ended December 31, 2025, 2024 and 2023 the Company amortized $1,894, $2,112 and $1,319, respectively, of capitalized contract acquisition costs which are substantially included in the sales and marketing expenses. No impairment losses were recognized during such period.

Contract balances:

The Company receives payments from customers based upon contractual payment schedules. Trade receivables are recorded when the right to consideration becomes unconditional. Billed receivables are recorded when an invoice is issued to the customer. Unbilled receivables include amounts related to the Company’s contractual right to consideration for completed performance obligations not yet invoiced. As of December 31, 2025 and 2024, unbilled receivables balances amounted to $9,359 and $7,336, respectively and are included within trade receivables balance in the Company’s balance sheets.

Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenues and amounts not yet received that will be recognized as revenue in future periods.

As of December 31, 2025, the Company had $65,463 of remaining performance obligations not yet satisfied or partly satisfied related to revenues. The Company expects to recognize approximately 67% of this amount as revenues during the next 12 months and the remainder thereafter.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: - REVENUE RECOGNITION (Cont.)

Contract liabilities consist of deferred revenue and include unearned amounts received that do not meet the revenue recognition criteria as of the balance sheet date.

As of December 31, 2025, the Company had a balance of $1,100 of deferred revenues compared to $6,848 as of December 31, 2024. The change in the deferred revenues and advances from customers mainly derived from recognizing revenue in the current period related to performance obligations for which payments were received in prior periods.

During the year ended December 31, 2025, the Company recognized $6,848 that were included in deferred revenue (short-term contract liability) as of December 31, 2024.

For disaggregation of revenues please see Note 13b1.

NOTE 4: - INVENTORIES

	December 31,
	2025	2024
Finished products (*)	$318	$1,667

(*)	Includes amounts of $0 and $1,483 as of December 31, 2025 and 2024, respectively, with respect to inventory delivered to customers for which control has not been transferred.

NOTE 5: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2025	2024

Governmental authorities	$848	$628
Prepaid expenses	982	1,033
Others	206	158
	$2,036	$1,819

 RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: - PROPERTY AND EQUIPMENT, NET

Composition of assets, grouped by major classification, is as follows:

	December 31,
	2025	2024

Cost:
Computers and electronic equipment	$5,205	$4,827
Office furniture and equipment	414	407
Leasehold improvements	353	334
	5,972	5,568
Accumulated depreciation:
Computers and electronic equipment	4,500	4,263
Office furniture and equipment	255	232
Leasehold improvements	229	194
	4,984	4,689
	$988	$879

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $354, $338 and $393, respectively.

NOTE 7: - OTHER CURRENT LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2025	2024

Royalties - IIA payable	$1,535	$1,378
Accrued commissions	4,150	3,725
Accrued expenses	5,187	5,360
	$10,872	$10,463

NOTE 8: - COMMITMENTS AND CONTINGENCIES

a.	Royalty commitments:

1.	The Company receives research and development grants from the IIA. In consideration for the research and development grants received from the IIA, the Company has undertaken to pay royalties as a percentage of revenues from services and products related to research and development projects financed. If the Company does not generate sales of related services and products developed with funds provided by the IIA, the Company is not obligated to pay royalties or repay the grants.

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

Grants received from the IIA for applications that had been approved before June 30, 2017, bear an annual interest rate that applied at the time of the approval of the applicable IIA filing, and that interest rate will apply to all of the funding received under that IIA approval, Grants received from the IIA for applications approved after June 30, 2017, bear an annual interest rate based on the 12-month LIBOR, until December 31, 2023, bear an annual interest rate based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel, with the addition of 0.72%. Grants for applications approved after January 1, 2024 and until December 31, 2024 bear the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

As of December 31, 2025, the Company’s total commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $56,016. The total research and development grants that the Company received from the IIA as of December 31, 2025 were $50,226. The accumulated interest as of December 31, 2025, was $30,442 and the accumulated royalties paid to the IIA were $24,652.

Royalty expenses relating to the IIA grants included in cost of revenues during the years ended December 31, 2025, 2024 and 2023 were $2,144, $1,825, and $1,528, respectively.

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

No royalties were paid to the MOE during the years ended December 31, 2025, 2024 and 2023.

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

The total research and development funds that the Company has received from the BIRD-F were $340 (CPI linked amount of $710). According to the above, as of December 31, 2025, the total royalties commitment the Company may be required to pay is an amount of up to $1,064 out of which $586 was paid by the Company in previous years. The remaining commitment with respect to royalty-bearing participation received, net of royalties paid or accrued, amounted to $478 as of December 31, 2025.

Since 2003, the Company has not generated sales of products developed with the funds provided by the BIRD-F. Therefore, the Company has not been obligated to pay royalties or repay the grant since such date.

b.	Bank guarantees:

1.	As of December 31, 2025, the Company issued a bank guarantees to the Israeli Customs Authority that amounted to $31, which will expire on April 30, 2026.

2.

As of December 31, 2025, the Company issued a bank guarantees to a Israel entity in Israel as follow:

(a) Approximately $44, which will expire on February 28, 2026.

(b) Approximately $767, which will expire on December 31, 2026.

(c) Approximately $165, which will expire on March 31, 2027.

c.	Legal proceedings

On July 8, 2025, a former service provider filed a claim against the Company alleging that, notwithstanding his engagement as an external legal service provider and subsequently as a non-employee director, an employment relationship existed with the Company. The claim includes demands for statutory labor-related payments, severance-related penalties, moral damages, and attorneys’ fees, totaling approximately USD 1,255.

The Company disputes the allegations. The Company has recognized a provision for the full amount of the claim in its financial statements

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES

The Company has entered into various operating lease agreements for certain of its offices and car leases with original lease periods expiring between 2028 and 2029. Most of the lease agreements include one or more options to renew. The Company does not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

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

On March 31, 2025, the Company’s lease of its offices in India was amended. As a result of the amendment, the operating lease ROU and the operating lease liability increased by $341.

The following table represents the weighted-average remaining lease term and discount rate:

	December 31,	December 31,
	2025	2024

Weighted average remaining lease term	2.87 years	3.82 years

Weighted average discount rate	5.48%	5.26%

The components of lease expense for the year ended December 31, 2025 were as follows:

	Year ended	Year ended	Year ended
	December 31, 2025	December 31, 2024	December 31, 2023

Fixed lease costs	$1,197	$1,150	$1,108
Short-term lease costs	6	9	28
Total lease expense	$1,203	$1,159	$1,136

Cash paid for amounts included in the measurement of operating lease liabilities was $822, $822, and 818 during the years ended December 31, 2025, 2024 and 2023, respectively.

 RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9: - LEASES (Cont.)

Maturities of the Company’s operating lease liabilities as of December 31, 2025 are as follows:

Operating Leases

2026	$1,233
2027	1,224
2028	1,013
2029	21
Total undiscounted lease payments	$3,491
Less: imputed interest	(257)
Present value of lease liabilities	$3,234

NOTE 10: - GOODWILL, AND INTANGIBLE ASSETS, NET

On April 30, 2023, the Company acquired certain assets and liabilities of Continual for total gross consideration of $2,477. The asset acquisition was accounted for as a business combination. The Goodwill acquired amounted to $ 1,243. Continual is a leading mobility experience analytics company that uses Artificial Intelligence (AI) and Machine Learning (ML) to deliver advanced insights to help telecom operators improve their subscribers mobility experience. The Company expensed the related acquisition costs of $57 in General and administrative.

Goodwill generated from this business combination is primarily attributable to the assembled workforce and expected post-acquisition synergies from integrating Continual’s technology into the Company’s portfolio. Goodwill is deductible for tax purposes.

The composition of intangible assets is as follows:

	Year ended December 31,	Year ended December 31,
	2025	2024
Original amount:
Technology	$1,048	$1,048
Customer relationships	887	887
	$1,935	$1,935
Less - accumulated amortization
Technology	$600	$376
Customer relationships	309	193
	909	569
Intangible assets, net	$1,026	$1,366

Amortization expenses for the years ended December 31, 2025, 2024 and 2023 amounted to $340, $341 and $228, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10: - GOODWILL, AND INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of intangible assets as of December 31, 2025 is as follows:

Amortization expenses

2026	$340
2027	339
2028	116
2029	116
2030	115
Total future amortization expenses	$1,026

NOTE 11: - TAXES ON INCOME

a.	Israeli taxation:

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

The Company has yet to claim the above-mentioned tax benefits offered and accordingly such reduced taxes were not considered in the computation of the deferred taxes and valuation allowance as of December 31, 2025.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

In accordance with the tax laws, tax returns submitted up to and including the 2020 tax year can be regarded as final. As of December 31, 2025, no final tax assessments have been received for such years.

Tax loss carryforward:

As of December 31, 2025, the Company’s estimated tax loss carryforward and capital loss were $27,607 and $1,726, respectively. Such losses can be carried forward indefinitely to offset any future taxable income of the Company.

As of December 31, 2025, the Company’s research and development expenses carryforward for tax purposes in Israel amounted to approximately $1,138.

b.	Foreign subsidiaries:

U.S. subsidiary:

1.	The U.S. subsidiary is taxed under United States federal and state tax rules. Income tax is calculated based on a U.S. federal tax rate of 21%.

2.	The U.S. subsidiary utilized the federal tax loss carryforward from previous years and has no tax loss carryforward as of December 31, 2025.

3.	The U.S. subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2021 tax year can be regarded as final.

Brazilian subsidiary:

1.	The Brazilian subsidiary is taxed under Brazilian tax rules. Income tax is calculated based on a 34% rate.

2.	The Brazilian subsidiary’s tax loss carryforward amounted to $2,746 as of December 31, 2025, for tax purposes. Tax losses may be carried forward indefinitely but can only be offset up to 30% of the subsidiary’s taxable income for a tax period.

3.	The Brazilian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2020 tax year can be regarded as final.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

Indian subsidiary:

1.	The Indian subsidiary is taxed under Indian tax rules. Income tax is calculated based on a 25% rate.

2.	The Indian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2019 tax year can be regarded as final.

Canadian subsidiary:

1.	The Canadian subsidiary is taxed under Canadian tax rules. Income tax is calculated based on a 26.5% rate, as a non-Canadian controlled entity.

2.	The Canadian subsidiary has not received final tax assessments since incorporation. In accordance with the tax laws, tax returns submitted up to and including the 2023 tax year and not yet regarded as final.

c.	Deferred taxes:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2025	2024
Deferred tax assets:
Carryforward tax losses	$7,378	$10,093
Research and development	262	1,423
Operating lease liabilities	752	810
Share-based compensation	3,124	2,500
Accrued social benefits and other	699	520

Deferred tax assets before valuation allowance	12,215	15,346
Less - valuation allowance	(11,434)	(14,416)
Total deferred tax assets	781	930

Deferred tax liabilities:
Operating lease ROU assets	$(675)	$(815)
Other	(106)	(115)
Total deferred tax liabilities	(781)	(930)

Net deferred tax assets	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

The net change in the total valuation allowance for the year ended December 31, 2025 was a decrease of $2,982. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences and tax loss carryforward are deductible. Management considers the projected taxable income and tax-planning strategies in making this assessment.

The Company recorded a valuation allowance for certain of its deferred tax assets. The Company concluded that, based on the weight of available positive and negative evidence, it was more likely than not that the deferred tax assets would not be recoverable due to uncertainty regarding future taxable income. In assessing the realizability of deferred tax assets, the key assumptions used to determine positive and negative evidence included the Company’s current trends related to actual taxable earnings or losses, and expected future reversals of existing taxable temporary differences, as well as projections for future annual results.

d.	Taxes on income are mainly comprised from state tax accrual with regards to the U.S. subsidiary, withholding taxes that were deducted by the Company’s customers as well as tax expenses of the Indian subsidiary.

e.	The components of income before income taxes are as follows:

	Year ended December 31,
	2025	2024	2023

Domestic (Israel)	$11,106	$5,642	$2,610
Foreign	1,480	1,560	1,285
Income (loss) before income taxes	$12,586	$7,202	$3,895

f.	The components of income tax expenses are as follows:

	Year ended December 31,
	2025	2024	2023

Current:
Domestic (Israel)	$286	$-	$-
Foreign	309	234	182
Total Income tax expenses	$595	$234	$182
Deferred:
Domestic (Israel)	$-	$-	$-
Foreign	-	-	-
Total Income tax expenses	$595	$234	$182

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

g.	Uncertain tax benefits A reconciliation of the beginning and ending balances of uncertain tax benefits is as follows:

Year ended December 31,
2025

Balance at beginning of the year	$-
Additions for taxes positions	286
Balance at the end of the year	$286

During the year 2025, the Company did not incur any interest or penalties related to its uncertain tax benefits.

h.	A reconciliation of the Company’s theoretical income tax benefit to actual income tax expense (benefit) following the adoption of ASU 2023-09 is as follows:

	Year Ended December 31,
	2025

Tax at Israel statutory rate	$2,895	23.0%
Foreign tax effects:	(29)	(0.2)
Change in valuation allowances	(2,617)	(20.8)
Nontaxable or nondeductible items:
Share-based compensation	39	0.3
Other	23	0.2
Change in unrecognized tax benefits	264	2.3
Other	20	0.2
Effective tax rate	$595	5.0%

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11: - TAXES ON INCOME (Cont.)

A reconciliation of the Company’s theoretical income tax benefit to actual income tax expense (benefit) before the adoption of ASU 2023-09 is as follows:

	Year ended December 31,
	2024	2023

Income (loss) before income taxes, as reported in the consolidated statements of income (loss)	$7,202	$3,895
Statutory tax rate in Israel	23%	23%
Theoretical tax expense (benefit)	$1,656	$896
Increase (decrease) in income taxes resulting from:
Tax rate differential on foreign subsidiaries	(15)	(25)
Non-deductible expenses and other permanent differences	(328)	654
Differences in taxes arising from foreign currency exchange, net	218	(81)
Changes in carry forward tax losses and other temporary differences for which valuation allowance was provided	(1,346)	(1,267)
Other	49	5
Income taxes	$234	$182

i.	Tax paid: Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

Year Ended December 31,
2025

Israel	$21
U.S.
U.S. federal	297
U.S. state	33
Total U.S.	330
India	132
Other	2
Effective tax rate	$485

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY

a.	The number of Ordinary Shares outstanding at December 31, 2025, and 2024 does not include 5,189 Ordinary Shares issued, which are held by a subsidiary, and 30,843 Ordinary Shares issued which are held by the Company.

Ordinary Shares confer all rights to their holders, e.g. voting, equity and receipt of dividends.

b.	Share option plan:

1.	The Company has granted options under an option plan as follows:

a)	The 2013 Share Option Plan:

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

b)	During the year ended December 31, 2023, the Company’s Board approved the grant of 235,000 RSUs to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant under the 2013 Share Option Plan.

c)	The 2023 Equity Incentive Plan:

On March 28, 2023, the Company’s Board adopted a new equity incentive plan named the “2023 Equity Incentive Plan” pursuant to which the Company may grant options to purchase its Ordinary Shares and RSUs to its employees, directors, consultants and contractors. The 2023 Equity Incentive Plan expires on March 28, 2033.

d)	During the year ended December 31, 2023, the Company’s Board approved the grant of 963,500 RSUs to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant under the 2023 Equity Incentive Plan.

e)	During the year ended December 31, 2024, the Company’s Board approved the grant of 997,364 RSUs and 112,028 options to certain employees and directors of the Company. Such RSUs have vesting schedules of 1-4 years, commencing as of the date of grant under the 2023 Equity Incentive Plan.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

f)	During the year ended December 31, 2025, the Company’s Board approved the grant of 348,184 RSUs and 22,960 options to certain employees and directors of the Company. Such RSUs have vesting schedules of 2-4 years, commencing as of the date of grant under the 2023 Equity Incentive Plan.

As of December 31, 2025, the aggregate total number of shares reserved under the 2023 Equity Incentive Plan, is 3,000,000, out of which 853,939 Ordinary Shares are still available for future grants under the 2023 Equity Incentive Plan as of that date.

2.	Stock options for the year ended December 31, 2025 under the Company’s plans are as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding as of January 1, 2025	151,625	$9.48	$5.56	7.43	437
Granted	22,960	11.89	6.27
Exercised	(41,770)	7.98	3.87
Outstanding as of December 31, 2025	132,815	10.37	$6.21	8.59	360
Vested and expected to vest at December 31, 2025	86,983	10.34	6.19	8.45	238
Exercisable as of December 31, 2025	80,313	$10.37	$6.18	8.42	217

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the deemed fair value of the Company’s Ordinary Shares on the last day of fiscal 2025 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2025. This amount is impacted by the changes in the fair market value of the Company’s Ordinary Shares.

A summary of options data for the years ended December 31, 2023, 2024 and 2025, is as follows:

	Year ended December 31,
	2025	2024	2023

Weighted-average grant date fair value of options granted	$6.27	$6.27	$-
Total intrinsic value of the options exercised	$231	$-	$-

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12: - SHAREHOLDERS’ EQUITY (Cont.)

3.	RSUs for the year ended December 31, 2025 under the Company’s 2013 Share Option Plan and 2023 Equity Incentive Plan are as follows:

	Number of RSUs	Weighted average grant date fair value per share

Outstanding as of January 1, 2025	1,470,926	$9.05
Granted	348,184	12.38
Vested	(635,339)	9.49
Cancelled	(44,775)	8.95
Outstanding as of December 31, 2025	1,138,996	$9.83

4.	The weighted average fair value of options granted during the year ended December 31, 2025 and 2024 was $6.27. No options were granted during the year ended December 31, 2023.

5.	The weighted average fair values of RSUs granted during the years ended December 31, 2025, 2024 and 2023 were $12.38, $9.67 and $8.43 per share, respectively.

6.	The total fair value of RSUs, as of their respective release dates, was $8,326, $6,138, and $5,421 during the years ended December 31, 2025, 2024, and 2023, respectively.

7.	The total fair value of options, as of their respective release dates, was $162 during the year ended December 31, 2025 and there were no options exercised during the years ended December 31, 2024, and 2023.

8.	The following table summarizes the allocation of the Company’s share-based compensation within the consolidated statements of income:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$387	$381	$440
Research and development, net	1,776	2,047	2,690
Sales and marketing	2,265	2,024	1,819
General and administrative	1,688	1,645	1,168
	$6,116	$6,097	$6,117

9.	As of December 31, 2025, there are $10,144 of total unrecognized costs related to non-vested options and RSUs that are expected to be recognized over a weighted average period of 2 years.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	The Company identifies its operating segments in accordance with ASC Topic No. 280, “Segment Reporting.” Operating segments are defined as components of an entity for which separate financial information is available and it is regularly reviewed by the chief operating decision maker (“CODM”) in making decisions regarding resource allocation and evaluating financial performance. The Company determined it operates in one reportable segment as the Company’s CODM is the Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis. There is no expense or asset information that are supplemental to those disclosed in these consolidated financial statements that are regularly provided to the CODM. The Company’s CODM uses consolidated net income to review actual results and decide where to allocate additional resources within the business to continue growth. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

b.	The following tables present total revenues for the years ended December 31, 2025, 2024 and 2023 and long-lived assets, net as of December 31, 2025 and 2024 by geographic regions:

1.	Revenues by geographic region are as follows:

	Year ended December 31,
	2025	2024	2023

United States	$38,849	$36,087	$31,829
Asia (*)	9,900	12,725	9,786
Latin America	222	327	1,266
EMEA (including Israel)	22,523	11,870	8,719
	$71,494	$61,009	$51,600

(*)	Includes Japan which accounted for more than 10% of the Company’s revenues in all years presented.

Total revenues are attributed to geographic areas are based on the location of the end-customer.

In 2025, 2024 and 2023, the amount of export revenues represented 79%, 89% and 96%, respectively, of the Company’s total revenues.

2.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2025	2024	2023
	%
A	48	51	52
B (*)	17	26	24
C	21	11	(**	)
	86%	88%	76%

(*)	For the year ended December 31, 2025, operating both in Asia and EMEA.

(**)	Less than 1%.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13: - SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

3.	Long-lived assets by geographic areas:

	Year ended December 31,
	2025	2024

Israel	$3,103	$3,643
United States	356	480
Other	427	177
Total long-lived assets (1)	$3,886	$4,300

(1)	Long-lived assets are comprised of property and equipment, net and operating lease right-of use.

NOTE 14: - SELECTED STATEMENTS OF INCOME DATA

a.	Financial income, net:

	Years ended December 31,
	2025	2024	2023

Financial Income:
Interest income	$4,969	$4,692	$4,304
Foreign currency exchange gain	1,031	927	730
	6,000	5,619	5,034
Financial expenses:
Bank charges	(207)	(189)	(135)
Foreign currency exchange loss	(1,510)	(1,315)	(342)
	(1,717)	(1,504)	(477)
	$4,283	$4,115	$4,557

e.	Net income per Ordinary Share:

The following table sets forth the computation of basic and diluted net income (loss) per Ordinary Share:

	Years ended December 31,
	2025	2024	2023
Numerator:
Numerator for basic net income per Ordinary Share	$11,991	$6,968	$3,713
Numerator for dilutive net income per Ordinary Share	$11,991	$6,968	$3,713

Denominator:
Denominator for basic net income per Ordinary Share - weighted average number of Ordinary Shares	16,266,468	15,666,457	15,098,642
Effect of dilutive securities:
Share-based compensation granted	569,061	488,693	199,305
Denominator for diluted net income per Ordinary Share - adjusted weighted average number of Ordinary Shares	16,835,529	16,155,150	15,297,947

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: - RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below.

1.	On May 19, 2023, Zohar Zisapel, a co-founder of the Company, a member of the Company’s Board of Directors and a major shareholder, passed away. His heirs Mr. Michael Zisapel and Mrs. Klil Zisapel are significant shareholders.

2.	Certain premises occupied by the Company are rented in part from an entity in which Mr. Michael Zisapel and Mrs. Klil Zisapel hold an interest and in part from Zisapel Properties (1992) Ltd and certain premises occupied by the Company U.S. subsidiary are rented in part from an entity in which Mr. Michael Zisapel and Mrs. Klil Zisapel hold an interest and in part from Yehuda Zisapel Properties, Inc (see also Note 9). On May 19, 2023, Zisapel Properties (1992) Ltd and Yehuda Zisapel Properties, Inc. ceased being related parties to the Company. The aggregate net amounts of lease and related maintenance expenses related to entities affiliated with related parties were $204, $206 and $443 in 2025, 2024 and 2023, respectively.

3.	Mr. Michael Zisapel and Mrs. Klil Zisapel also hold an interest in various entities known as the RAD-BYNET Group. Certain entities within the RAD-BYNET Group provide the Company and its U.S. subsidiary with administrative and IT services. The aggregate amount of administrative and IT services provided was $12 in 2023. In 2024 and 2025, there were no administrative and IT services paid to related parties. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses” and “Capital expenses”.

4.	From time to time, the Company purchases certain products and services from members of the RAD-BYNET Group. In 2025, 2024 and 2023, the aggregate amounts of such purchases were approximately $15, $17 and $17, respectively. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses”.

5.	The Company’s director also served as a director in the parent company of two of our vendors, from which the Company purchased in 2025 and in 2024 certain services, in the aggregate amount of $1,234 and $566, respectively. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses”.

b.	The former executive chairman of the Board, Ms. Rachel (Heli) Bennun (the “Executive Chairman”) was Mr. Zohar Zisapel’s significant other until he passed away on May 19, 2023. The Executive Chairman was entitled to a fixed monthly salary. During the year ended December 31, 2023 the Company recorded salary expenses with respect to the Executive Chairman in the amount of $291. On December 31, 2024, the Executive Chairman retired from her position as Executive Chairman and is no longer considered as a related party to the Company. Such amounts expensed by the Company are disclosed in Note 15d below as part of “Expenses”.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15: - RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

In 2023 in addition to the fixed monthly salary, the Executive Chairman earned annual bonus amounting to approximately $233.

c.	Balances with related parties:

	December 31,
	2025	2024
Assets:
Other accounts receivable and prepaid	$14	$11
Operating lease right-of-use assets	$628	$829

Liabilities:
Trade payables	$222	$219
Other liabilities and accrued expenses	$317	$200
Operating lease liabilities - current	$231	$223
Operating lease liabilities – non-current	$472	$606

d.	Transactions with related parties:

	Year ended December 31,
	2025	2024	2023
Expenses (1):
Cost of revenues	$52	$58	$205
Operating expenses:
Research and development, net	$115	$118	$249
Sales and marketing	$1,331	$663	$119
General and administrative	$17	$15	$545

(1)	Including utilities expenses charged to the related party and reimbursed by the Company.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16: - SUBSEQUENT EVENTS

a.	On February 8, 2026, the Board’s then chairman, Sami Totah, was succeeded by Mr. Rami Schwartz, a member of the Board.

b.	On February 10, 2026, the Board approved the compensation terms of the Company’s Chief Financial Officer, including the grant of 50,000 RSUs. The RSUs vest over a period of 2 years, commencing on the grant date.

c.	On March 19, 2026, the Chairman of the Board was granted with additional 6,560 RSUs and 8,747 options for his service as Chairman. The RSUs and options vest over a period of 8 months, in equal monthly installments commencing on the grant date. The options have an exercise price of $12.82 per share and expire 10 years from the grant date. See also Note 16a.

-------------------------------

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this Annual Report are listed below.

Exhibit No.	Description

1.1	Memorandum of Association, as amended and restated (filed herewith).

1.2	Amended and Restated Articles of Association, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2016, filed with the SEC on March 30, 2017).

2.1	Form of ordinary share certificate (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 22, 2013).

2.2	Description of rights of the Company’s Ordinary Shares (filed herewith).

4.1	2013 Share Option Plan, as amended (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2014, filed with the SEC on March 26, 2015).

4.2	RADCOM Amended and Restated Directors and Executive Officers Compensation Policy, as re-approved on December 3, 2025, (incorporated herein by reference to Exhibit A to the Exhibit 99.1 to the Form 6-K of RADCOM Ltd., filed with the SEC on October 29, 2025).

4.3	Software and Professional Services Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.4	Supplemental Support & Maintenance Agreement, dated March 29, 2019, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2018, filed with the SEC on April 18, 2019). *

4.5	Supplemental Agreement, dated December 13, 2024, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2024, filed with the SEC on March 26, 2025). *

4.6	Amendment to Software and Professional Services Agreement, dated March 19, 2025, by and between AT&T Services, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2024, filed with the SEC on March 26, 2025). *

4.7	Amendment to Supplemental Support & Maintenance Agreement, dated May 5, 2025, by and between AT&T Services, Inc. and the Company (filed herewith). *

4.8	Amendment to Software and Professional Services Agreement, dated June 27, 2025, by and between AT&T Services, Inc. and the Company (filed herewith). *

4.9	Master Software and Professional Services Agreement, dated May 21, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020). *

4.10	Amendment to Master Software and Professional Services Agreement, dated May 21, 2024, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2024, filed with the SEC on March 26, 2025). *

4.11	Amendment to Master Software and Professional Services Agreement, dated May 21, 2025, by and between Rakuten Mobile, Inc. and the Company (filed herewith). *

4.12	Rakuten Managed Services Agreement, dated May 22, 2019, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020). *

4.13	Rakuten 5G NSA/SA Managed Services Agreement, dated October 23, 2020, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2020, filed with the SEC on March 25, 2021).*

4.14	Amendments to Statements of Work, dated February 21, 2024, by and between Rakuten Mobile, Inc. and the Company (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2024, filed with the SEC on March 26, 2025).*

4.15	RADCOM 2023 Equity Incentive Plan (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023).

4.16	Form of Indemnification Agreement (incorporated herein by reference to Appendix A to the Form 6-K of RADCOM Ltd., filed with the SEC on August 10, 2011).

8.1	List of Subsidiaries (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2022, filed with the SEC on March 30, 2023).

11.1	RADCOM Ltd. Insider Trading Policy and Guidelines with Respect to Certain Transactions in Company Securities (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2024, filed with the SEC on March 26, 2025).

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) (filed herewith).

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) (filed herewith).

13.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) (furnished herewith).

13.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) (furnished herewith).

15.1	Consent of Kost Forer Gabbay & Kasierer, a member of EY Global, dated March 31, 2026 (filed herewith).

97.1	Clawback Policy (incorporated herein by reference to the Form 20-F of RADCOM Ltd. for the fiscal year ended December 31, 2023, filed with the SEC on April 2, 2024).

101	The following financial information from RADCOM Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2025 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023; (ii) Consolidated Statement of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023 (iii) Consolidated Balance Sheets at December 31, 2025 and 2024; (iv) Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2025, 2024 and 2023; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023; and (vi) Notes to Consolidated Financial Statements (filed herewith).

104	Cover Page Interactive Data File. (Formatted as Inline XBRL and contained in Exhibit 101).

*	Certain identified information in the exhibit has been excluded from the exhibit because it is both (i) not material and (ii) is the type of information that the Company treats as private or confidential.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RADCOM LTD.

By:	/s/ Hod Cohen
Name:	Hod Cohen
Title:	Chief Financial Officer

Date: March 31, 2026